Form 20-F
period 1998-12-31
SKYEPHARMA PLC
filed 1999-06-25
CIK 1018117

      As filed with the Securities and Exchange Commission on June 25, 1999
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                                    FORM 20-F

(Mark One)



/ /              REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

/x/               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 1998
                                       OR

/ /                  TRANSITION REPORT PURSUANT TO SECTION 13
                 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF
                                      1934
                    For the transition period from N/A to N/A

                        Commission file number : 0-29860

                                 SKYEPHARMA PLC
             (Exact name of Registrant as specified in its charter)

                                ENGLAND AND WALES
                 (Jurisdiction of incorporation or organization)

                     105 PICCADILLY, LONDON W1V 9FN, ENGLAND
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                    ordinary shares of nominal value 10p each
                    -----------------------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report:

     ordinary shares, nominal value 10p each 427,098,454

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes  X   No
    ---    ---
Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17     Item 18  X
       ---          ---

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                                                        Page
                                     PART I

Item 1 - Description of Business .........................................................................    5

Item 2 - Description of Property .........................................................................   50

Item 3 - Legal Proceedings ...............................................................................   51

Item 4 - Control of Registrant ...........................................................................   51

Item 5 - Nature of Trading Market ........................................................................   51

Item 6 - Exchange Controls and Other Limitations Affecting Shareholders ..................................   52

Item 7 - Taxation ........................................................................................   52

Item 8 - Selected Financial Data .........................................................................   60

Item 9 - Management's Discussion and Analysis of Financial Condition and Results of Operations ...........   64

Item 9A - Quantitative and Qualitative Disclosures About Market Risk  ....................................   74

Item 10 - Directors and Officers of the Registrant .......................................................   75

Item 11 - Compensation of Directors and Officers .........................................................   77

Item 12 - Options to Purchase Securities from the Registrant or its Subsidiaries .........................   78

Item 13 - Interest of Management in Certain Transactions .................................................   83

                                     PART II

Item 14 - Description of Securities to be Registered .....................................................   N/A

                                    PART III

Item 15 - Defaults Upon Senior Securities.................................................................   87

Item 16 - Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds .......   87

                                     PART IV

Item 17 - Financial Statements ...........................................................................   N/A

Item 18 - Financial Statements ...........................................................................   87

Item 19 - Financial Statements and Exhibits ..............................................................   87

-------
Omitted items are not applicable.

                           PRESENTATION OF INFORMATION

         In this annual report on Form 20-F ("Form 20-F"), the term "ordinary shares" refers to SkyePharma's ordinary shares, nominal value 10 pence each, and the term "ADSs" refers to American Depositary Shares each representing the right to receive 10 ordinary shares and evidenced by American Depositary Receipts ("ADRs").

         The Company publishes its consolidated financial statements expressed in pounds sterling. In this Form 20-F, references to "pounds sterling", "L", "pence" or "p" are to the lawful currency of the United Kingdom; references to "U.S. dollars" or "$" are to the lawful currency of the United States; references to "French francs" or "Ffr" are to the lawful currency of France; and references to "Swiss francs", "Chf" or "Sfr" are to the lawful currency of Switzerland. Solely for the convenience of the reader, this Form 20-F contains translations of certain pound sterling amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of pounds sterling into U.S. dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). No representation is made that pounds sterling have been, could have been or could be converted into U.S. dollars at the rates indicated or at any other rate.

         SkyePharma prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United Kingdom ("U.K. GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). The principal differences between U.K. GAAP and U.S. GAAP as they relate to SkyePharma are summarized in Note 29 of SkyePharma's Consolidated Financial Statements included in Item 18 of this Form 20-F.

         In 1996, SkyePharma changed its fiscal year end to December 31 to conform its fiscal year of that of Jago.

                               CERTAIN DEFINITIONS

         In this document, references to:

         "SkyePharma", the "Company" or "we" refer to SkyePharma PLC and its consolidated subsidiaries, including Jago, Brightstone and SkyePharma Inc., unless the context requires reference to SkyePharma PLC only;

         "Jago" refer to the Company's wholly owned subsidiary, Jago Holding AG, and its subsidiaries;

         "Brightstone" refer to Brightstone Pharma Inc., a wholly owned subsidiary of the Company;

         "Kypton" refer to Krypton Limited, a wholly owned subsidiary of the Company;

         "Joint Venture" refer to Genta-Jago Technologies B.V., a Netherlands corporation in which the Company is a 50/50 partner with Genta Incorporated, a Delaware corporation ("Genta"); and

         "SkyePharma Inc." refer to DepoTech Corporation, a California corporation, which was renamed as of June 1, 1999 as SkyePharma Inc.

                                STATISTICAL DATA

         Except where otherwise indicated, figures included in this Form 20-F relating to pharmaceutical market sales are based on syndicated industry sources, including I.M.S. Heath, Inc. ("IMS"). IMS is a market research firm internationally recognized by the pharmaceutical industry. For 1998, IMS data were compiled in terms of value on the basis of representative samples of pharmaceutical product data from 80 countries.

         IMS data may differ from that compiled by the Company with respect to its products. Of particular significance in this regard are the following: (1) the Company publishes its financial results on a financial year and half-year basis, whereas IMS issues its data on a monthly and quarterly basis; (2) the on-line IMS database is updated quarterly and uses the average exchange rates for the relevant quarter; (3) IMS data from the United States are not adjusted for the Medicaid and similar state rebates described under "Item 1. Description of Business - Government Regulation"; and (4) IMS sales data are compiled using actual wholesaler data and data from statistically representative panels of retail and hospital pharmacies, which data are then projected by IMS to give figures for national markets.

                            EXCHANGE RATE INFORMATION

         The table below sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rates for pounds sterling expressed in U.S. dollars per pound. The period average data set forth below is the average of the Noon Buying Rates on the last day of each month during the period.

         Fluctuations in the exchange rate between the pound sterling and the U.S. dollar will affect, among other things, the U.S. dollar equivalent of the pound sterling price of the ordinary shares on the London Stock Exchange ("LSE"), which is likely to affect the market prices of the ADSs in the United States.

                                                                 PERIOD
                                         HIGH          LOW       AVERAGE     PERIOD END
                                        ------       ------      --------    ----------
     1995                               1.6440       1.5302       1.5803       1.5535
     1996                               1.7123       1.4948       1.5733       1.7123
     1997                               1.7035       1.5775       1.6397       1.6427
     1998                               1.7222       1.6114       1.6602       1.6628
     1999 (through June 23, 1999)       1.6585       1.5787       1.6146       1.5787

         For a discussion of the impact of exchange rate fluctuations on the Company's operating results, see "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                     PART I

ITEM 1 - DESCRIPTION OF BUSINESS

OVERVIEW

         The Company develops methods for delivering drugs in the human body. The major part of the Company's business is developing applications of its GeomatrixTM technologies. Geomatrix is a range of technologies by which drugs taken orally in tablet form are formulated so as to control the amount, timing and location of the release of the drug in the body. The Company focuses its research and development efforts on the reformulation of existing drugs using its technologies rather than the discovery of new chemical compounds.

         There are four drugs currently being marketed that use The Company's Geomatrix technologies, one in the United States (Dilacor XR-Registered Trademark-) two in Germany and one in Switzerland. In February 1999, SmithKline Beecham Corporation received U.S. Food and Drug Administration ("FDA") approval for the 12.5 and 25 mg. dosage forms of a new version of its Paxil (also known as Seroxat) anti-depressant drug using The Company's Geomatrix technology. Paxil is the eighth-largest selling drug in the world based on 1998 sales data from IMS. The Company is also collaborating with several other large international pharmaceutical companies to commercialize its Geomatrix technologies, including Abbott Laboratories, Eli Lilly and Company, Hoffmann-La Roche and Rhone Poulenc Rorer. In addition to Paxil, there are five drugs using Geomatrix technologies currently in human studies.

         Geomatrix technologies can improve the efficacy of orally administered drugs and enhance compliance by patients with prescribed medical treatments by permitting the drug to be taken less frequently, by reducing side effects and by causing the drug to be released at more specific locations within the body. The Geomatrix technologies use hydrophillicmethylcellulose, or HPMC, matrices which govern the release profile of a drug depending on the viscosity of HPMC used and the rate of surface area exposure. The "release profile" refers to the rates at which a drug tablet releases the active drug component over the period of time after the drug is taken.

         There are currently eight Geomatrix technologies which are designed to meet a wide range of therapeutic objectives. The first Geomatrix system developed by the Company, the Zero Order Release system, ensures a constant rate of drug release over a specified period of time, allowing once or twice daily dosing. Subsequently, the Company developed systems with more complex release profiles. These include Geomatrix systems capable of delivering an initial burst of a drug followed by controlled-release at a constant rate and systems designed to deliver the drug to different areas of the patient's digestive system. In addition, the Geomatrix systems can be used to allow the simultaneous release of two different drugs, at different rates, which may increase the effectiveness of the active components. The Company believes that the Geomatrix systems enjoy a competitive advantage in the drug delivery industry because of the ease with which Geomatrix tablets can be manufactured. The Geomatrix technologies are flexible and can be modified to apply to a variety of pharmaceutical products.

         The Company collaborates with large pharmaceutical companies to develop Geomatrix formulations of their proprietary products. The products may be novel pharmaceuticals (which may include new chemical entities) or already existing and approved pharmaceuticals. In reformulating an existing drug, the Company seeks to enhance the therapeutic and commercial value of the product by creating an improved outcome formulation that may mitigate certain side effects, reduce dosing or help protect against competition from generic drug products. The Company conducts research and development of its Geomatrix projects with its collaborative pharmaceutical company partners. The pharmaceutical companies reimburse the Company for all or most of the research and development costs associated with the collaborative arrangements and take responsibility for clinical trials and regulatory filings. The pharmaceutical companies obtain the marketing rights to the Geomatrix formulations and, in return, pay the Company certain milestone payments and a royalty based on net sales of any commercialized products.

         In addition to its Geomatrix technologies, the Company also is developing advanced technologies to deliver medicines via a patient's lungs without relying on CFC-based propellants, which are considered environmentally harmful. The Company is working with two types of such pulmonary systems. The first is a metered dose inhaler that relies on non-CFC propellants to deliver the required therapy. The other is a dry powder inhaler that requires no propellant but instead is breath-activated to deliver drugs in a fine powder suspension. In its metered dose inhaler development work, the Company focuses on the formulation of drugs for use in metered dose inhalers manufactured by others. The Company currently has metered dose inhaler formulations for four generic products, including salbutamol (also known as albuterol), a drug for the treatment of bronchospasm, under development. The salbutamol formulation is presently the subject of ongoing clinical trials. In its dry powder inhaler development work, the Company focuses both on the development of the device and on dry powder formulation. The Company has developed a prototype dry powder inhaler which will be utilized in future clinical trials. The Company has recently entered into two collaborative arrangements to commercialize its pulmonary drug delivery technology. In October 1998, the Company and Sepracor Inc. agreed to jointly develop a range of metered dose inhaler formulations containing Sepracor's chiral forms of asthma drugs. In November 1998, the Company and Novartis agreed to jointly develp a new formulation of Novartis' Foradilu asthma drug using the Company's multi-dose dry powder inhaler.

         The Company also applies the Geomatrix technologies to off-patent (generic) drugs. In many of these cases, the Company is developing controlled-release versions of brand-name pharmaceuticals whose patent protection or marketing exclusivity has expired or is about to expire. The Company conducts such development work both on its own behalf and for third parties. The Company's strategy is to focus its development efforts on products for which competition from other generic pharmaceutical companies is potentially less intense due to such factors as the complexity of the drug formulation or the limited access to raw materials. To provide additional generic product offerings for marketing, the Company has also contracted with third-party drug developers to sell and distribute other drugs, not utilizing controlled-release systems, such as injectable drugs. To date, the Company has filed ANDAs for six generic products, one for a Geomatrix formulation of Imdur-Registered Trademark- (ISMN), three for a group of injectable drugs developed for the Company by Synthon, one for a Geomatrix formulation of Naprelan-Registered Trademark- (Naproxen) and a generic version of Cylert (Pemoline) developed together with Oread. The combined 1998 U.S. brand-name and generic sales for these products were approximately $635 million.

         The Company's strategy for the sale and distribution of its generic pharmaceutical product candidates has been to develop its own marketing capability through its Brightstone subsidiary in the U.S. However, in late 1998 the Company concluded that is unlikely to maximize the value of its generic pharmaceutical product candidates using its own marketing resources and is currently seeking one or more strategic collaborative partners who already have significant and complementary U.S. generic drug marketing capability to sell and distribute the Company's generic product candidates in the U.S. The Company has therefore decided to discontinue its own generic drug sales and marketing operations in the U.S. The Company expects the discontinuance of its generic sales and marketing operations, together with the planned integration of Brightstone's clinical development and finance functions with SkyePharma Inc., to result in an annual cost savings of approximately L2.0 million. The
Company incurred a one-time charge in connection with this restructuring of approximately L1.3 million in 1998.

ACQUISITION OF SKYEPHARMA INC.

         On March 10, 1999, the Company acquired SkyePharma Inc. (formerly named DepoTech) in a stock-for-stock merger. As consideration for the merger, the Company issued to the former SkyePharma Inc. shareholders 28,311,070 SkyePharma ordinary shares in the form of ADSs, plus the right to receive additional shares if one or both of two conditions occur. On April 1, 1999, the first condition, the approval by the FDA of DepoCyt for sale to the public, occurred and the Company issued to the former SkyePharma Inc. shareholders an additional 16,176,930 SkyePharma ordinary shares in the form of ADSs. If the second condition, the signing by March 31, 2000 by a corporate partner of a development and commercialization agreement for DepoMorphine or a macromolecule for the delivery of drugs using DepoFoam, occurs, the Company will be obligated to issue an additional approximately 12,133,388 ordinary shares in the form of ADSs.

         SkyePharma Inc. develops potential drug products designed to release over a period of time a drug which has already been shown to be useful or potentially useful in humans. These potential drug products are based on the DepoFoamTM technology and are generally designed to be administered to humans with an injection. SkyePharma Inc. does not conduct research and development to discover new drugs. DepoFoam consists of microscopic, spherical particles composed of hundreds to thousands of chambers each separated from adjacent chambers by lipid membranes. DepoTech has developed DepoFoam formulations which release drugs over an extended period of time, such as several weeks, or over a shorter period, such as a few days. SkyePharma Inc. has combined many drugs with DepoFoam and performed studies on these combinations showing that they often achieve controlled release of the drugs. These features allow the Company to develop new formulations of drug products aimed at treating different diseases and symptoms. The Company is currently developing products in cancer, pain management and other medical fields alone or funded by corporate partners.

         SkyePharma Inc.'s first drug product was DepoCytTM. DepoCyt combines SkyePharma Inc.'s DepoFoam with cytarabine, a drug used to treat certain cancers. DepoCyt is being developed in collaboration with Chiron Corporation in the United States and with Pharmacia & Upjohn S.p.A., an affiliate of Pharmacia & Upjohn, Inc., outside the United States. DepoCyt is being developed for the treatment of cancers which have spread to the fluid surrounding the brain and spinal cord. Since April 1994, SkyePharma Inc. has been conducting clinical trials of DepoCyt for the treatment of these cancers.

         In April 1997, SkyePharma Inc. completed the filing of a new drug application for the treatment of cancers which have spread to the fluid surrounding the brain and spinal cord from solid tumors with the FDA. In December 1997, an advisory committee to the FDA declined to recommend approval of DepoCyt for treatment of these cancers. In April 1998, SkyePharma Inc. filed an amendment to its new drug application which provided information on twice the number of patients included in the original filing. In May 1998, the FDA informed SkyePharma Inc. that the amended new drug application did not contain adequate information to support approval for DepoCyt for the treatment of these cancers. In August 1998, the FDA sent a letter to SkyePharma Inc. inviting it to submit a new drug application for DepoCyt for the treatment of cancers which have spread to the fluid surrounding the brain and spinal cord from the lymphatic system. This new drug application was filed in October 1998. In April 1999, the FDA approved DepoCyt for treatment of those cancers and the product was launched in the U.S. in May 1999.

         On behalf of Pharmacia & Upjohn, SkyePharma Inc. has also filed for marketing approval of DepoCyt in Canada to be used in the treatment of cancers which have spread to the fluid surrounding the brain and spinal cord from solid tumors. Pharmacia & Upjohn filed for marketing approval of DepoCyt to be used in the treatment of these cancers in Europe but subsequently withdrew the application until additional data could be provided.

         A Phase IV clinical trial of DepoCyt in solid tumor patients is continuing, as are clinical trials of DepoCyt in leukaemia and lymphoma patients. In addition, during 1997, SkyePharma Inc. and its U.S. corporate partner, Chiron, began a clinical trial in children.

         In addition to DepoCyt, SkyePharma Inc. is working on the following potential drug products based on DepoFoam:

- DepoMorphineTM sustained-release encapsulated morphine sulphate, for acute pain management following surgery;

- DepoBupivacaineTM, a DepoFoam formulation of the local anaesthetic bupivacaine, for the treatment of regional pain; and

- DepoAmikacinTM sustained-release encapsulated amikacin, an antibiotic for the treatment and prevention of bacterial infections.

         SkyePharma Inc. is also evaluating, in conjunction with the Monsanto Company, Synthelabo and other undisclosed corporate partners, the feasibility of DepoFoam encapsulation of several more drug products, including certain macromolecules.

STRATEGY

         The Company's strategy is to become a leading provider of integrated drug delivery services to the pharmaceutical industry. The focus of the Company is to provide a full complement of drug delivery products and services to pharmaceutical companies ranging from formulation and development through to commercial manufacturing. The Company's strategy for achieving this objective consists of the following elements:

- FOCUS ON DEVELOPMENT OF THE COMPANY'S CORE TECHNOLOGIES. The Company currently has a portfolio of eight Geomatrix systems, of which three have already been commercialized. The Company is focusing on developing and commercializing the remaining five systems either in conjunction with its collaborative partners or through its own internal development activities. Similarly, the Company seeks to exploit its existing pulmonary technologies and the recently acquired DepoFoam injectable technology by entering into development contracts with established pharmaceutical companies. The Company believes that the expansion and integration of its existing capabilities will enable it to apply the technologies to a broader range of pharmaceutical products. In entering into collaborative arrangements, the Company's goal is to cover all or a large part of its research and development costs and receive milestone payments upon the achievement of specified objectives.

- EXPAND SCOPE OF TECHNOLOGY BASE. The Company's pharmaceutical customers are increasingly requesting a broader range of delivery solution. The Company is currently well placed with its existing oral Geomatrix technologies and the recent acquisition of SkyePharma Inc. has extended the Company's technology base to include the sustained release of drugs via injection. The Company is also developing advanced pulmonary drug development systems designed to deliver medication via a patient's lungs. In addition to these developments, the Company plans to develop and commercialize further drug delivery technologies. The Company will seek to acquire additional add-on technologies which are complementary to its existing technologies. Management intends to focus on technologies it believes are capable of commercial realization in the near term and will also seek to acquire or license new drug delivery platforms and enabling technologies. The management's primary focus will be on platforms that have the potential to deliver macromolecules and offer enhanced solubility to create new product opportunities.

         Expanding the scope of the technology base will enable the Company to:

         - market a broader range of drug delivery solutions to its existing oral, pulmonary and injectable customer base and to new customers.

         - decrease the risk normally associated with a single technology or product base.

         - provide a more competitive company in the drug delivery industry, better able to negotiate corporate partnerships on attractive terms.

         - realize research and development synergies between the Company technologies. For example, the DepoFoam technology's ability to encapsulate a wide spectrum of water-stable drugs, involving small molecules, proteins and peptides, could expand the scope of the Company's oral and pulmonary technologies, particularly in the field of proteins and peptides.

- DEVELOP EXISTING AND NEW COLLABORATIVE AGREEMENTS. In order to increase market exposure of its products and to capitalize on its collaborative partners' market position and distribution capabilities, the Company intends to continue to develop its projects with its existing collaborative partners and to seek new partners who will fund further development projects incorporating the Company's technology. The Company's existing collaborative arrangements typically provide for a customer-funded development project and contemplate a licensing arrangement (which may be entered into at the same time as the development project or at a later date) under which, if a project is commercialized by the collaborative partner, the Company would receive license fees and royalty payments from product sales. The Company believes that such arrangements may also serve to validate the Company's technologies in the pharmaceutical markets and thereby assist the Company in attracting additional licensing arrangements on favorable terms.

- SEEK TO RETAIN MANUFACTURING RIGHTS ON FUTURE COLLABORATIONS. The Company believes that retaining manufacturing rights to its products will enable it to capture greater revenue and generate production economies of scale that may not be available to pharmaceutical companies seeking to apply the Company's technologies to only one or a few products. In order to manufacture products using the Company's technologies, the Company employs personnel who specialize in manufacturing, to commercial quantities, products utilizing the Company's technologies. With the acquisition of SkyePharma Inc., the Company acquired a 14,400sq. ft purpose built facility which is FDA approved for the commercial manufacture of DepoCyt. In addition to this facility, SkyePharma Inc. occupies an 82,200 sq. ft. facility which houses its administrative, research and development and future injectable manufacturing capacity. Both facilities are approved by the U.S. Drug Enforcement Administration (the "DEA") for the manufacture of drug products containing opiates. The two facilities combined will provide sufficient capacity for the forecast demand for the Company's injectable products in the short to medium term. The Company's pharmaceutical manufacturing and production facility in Lyon has completed validation trials. The FDA has inspected the Lyon facility and notified the Company that it plans to approve the Lyon facility for commercial manufacturing of Naproxen (this does not imply the FDA will approve Naproxen). The Company believes that this will enable it to supply commercial quantities in 1999. The Company has substantially completed its Geomatrix manufacturing suite at the Lyon facility at a capital cost of approximatelyL6.3 million. In addition, the Company believes that it has substantially brought the facility into compliance with cGMP and FDA standards at a cost of approximatelyL0.5 million. Management does not anticipate that future significant capital expenditure will be required before revenue is received from Geomatrix manufacturing. The Company plans to further expand its operations at the Lyon facility to include production activities for DPI products pursuant to the Novartis collaboration. See "- Pulmonary Products".

-        SEEK LICENSING AND DEVELOPMENT PARTNERS FOR EXISTING GENERIC PORTFOLIO.
         The Company has recently concluded a licensing agreement in respect of one of its generic products and is currently seeking further strategic collaborative partners with U.S. generic marketing capability to sell and distribute the balance of the generic products and candidates in the U.S. and other non-U.S. markets where appropriate.

DRUG DELIVERY TECHNOLOGIES

THE GEOMATRIX TECHNOLOGIES

         The original Geomatrix technology was developed by a team of researchers at the University of Pavia in Italy in the early 1980s. Subsequently, the Company acquired the technology and pursued the development of the Geomatrix platform of oral controlled-release systems. The effort has produced a platform of proprietary Geomatrix controlled-release systems that can be applied to a broad range of drugs on a commercial scale.

         The Geomatrix systems control the amount, timing and location of the release of drug compounds in the human body. This is achieved through the construction of a tablet with two basic components: a core containing the active drug or drugs in an HPMC matrix formulation and one or two additional barrier layers that control the surface area diffusion of the drug or drugs out of the core. In addition, the tablet may be coated if, for example, this would ease any gastric irritation that otherwise would be caused by the drug compound, or for other functional purposes.

         The combination of different chemical components in the core and barrier layers, each with different rates of swelling, gelling and erosion, allows the production of tablets with a wide range of predictable and reproducible drug release profiles. The rate of drug release is a function of the viscosity of the HPMC and the exposed surface area from which the drug diffuses. When the tablet is first swallowed, the drug concentration is high but the surface area is small; as time goes by and the core swells, the surface area expands to compensate for the decrease in drug concentration.

         The Company believes that the Geomatrix systems enjoy a competitive advantage in the drug delivery industry because of the ease with which Geomatrix tablets can be manufactured. Unlike certain competing drug delivery systems that require off-site, customized production equipment and methods, Geomatrix tablets can be manufactured by readily available equipment that can be incorporated into widely used pharmaceutical production processes. In this way, Geomatrix may afford the pharmaceutical partner direct control over its production strategy while other drug delivery systems may entail incremental risks or costs related to their off-site, customized production requirements.

         In addition to ease of manufacturing, the Company believes that the key features of the Geomatrix technologies are as follows:

- CUSTOM DESIGN: Drugs can be formulated to deliver the release profile required by the client pharmaceutical company and drugs can be combined with other active substances to improve their effectiveness.

- VERSATILITY: Geomatrix can be applied to a wide range of small molecule drugs, including some with poor water solubility, and can target the site of release.

- CONTROLLED RATE OF DIFFUSION: Geomatrix controls the rate of drug diffusion throughout the release process, ensuring 100 percent release of the active drug.

- REPRODUCIBILITY: Use of conventional high speed tableting processes allows a high degree of product consistency and uniformity.

- COMPLETE DISINTEGRATION: Geomatrix tablets disintegrate completely in the patient's digestive system and leave no solid residue.

         RELEASE PROFILES

         The flexibility of the Geomatrix technologies has enabled the Company to create a number of release profiles suitable for a broad variety of pharmaceuticals.

         The following sets forth a brief description of the Geomatrix systems.

-ZERO ORDER RELEASE        The Zero Order Release system provides a constant
                           rate of drug release over a defined period of time.
                           It is used primarily for drugs with short half-lives so that constant blood levels of the active drug compounds can be maintained with fewer doses. The
                           Company has two approved Zero Order Release formulations currently on the market: Dilacor XR in the United States and Cordicant-Uno in Germany.

-BINARY RELEASE            The Binary Release system is used to provide the
                           controlled-release of two different drugs in a single formulation. The drugs may be released at different rates and times, if desired. This system is designed for drugs that work best in combination. The Company has one Binary Release formulation that was approved and launched in the third quarter of 1997: Madopar-DR in Switzerland.

-QUICK SLOW RELEASE        The Quick Slow Release system provides a quick burst
                           of drug release followed by a constant rate of release over a defined period of time. It is used primarily in drugs, such as arthritis medications, in which it is desirable to have an initial burst of release to achieve maximum relief in a short amount of time followed by a constant rate of release for sustained therapy. The Company has one approved Quick Slow Release formulation currently on the market: diclofenac-ratiopharm-uno in Germany.

-SLOW QUICK RELEASE        The Slow Quick Release system provides an initial
                           constant rate of release followed by a quick burst of drug release at a predetermined time. This release profile is designed for medications to treat diseases, such as angina, that would benefit from increased therapy when the patient is sleeping because of the high incidence of nocturnal attacks.

-POSITIONED RELEASE        The Positioned Release system is designed to deliver
                           the tablet to a predetermined position in the digestive system before it begins to release the active drug compounds. This system is best suited to drugs for which it is desirable to begin release at a certain point in the gastrointestinal tract, for example in the case of drug compounds that are best absorbed by the human body at particular points in the upper gastrointestinal tract.

-ACCELERATED RELEASE       The Accelerated Release system provides a constantly
                           accelerating rate of drug release. This system is well suited for drugs such as H2-receptor antagonists that are preferentially absorbed in the upper part of the gastrointestinal tract.

-DELAYED RELEASE           The Delayed Release system provides a predetermined
                           time lag before it begins releasing drug molecules.
                           This system is designed for drugs such as certain cardiovascular medications for which the desired dosing time may be several hours after the patient takes the drug.

-MULTIPLE PULSE            The Multiple Pulse system provides an initial quick
                           burst of drug release followed by a predetermined period of no release followed by a second burst of drug release. This system is designed for drugs that may have certain side effects, such as appetite suppression, that are desired to be minimized at predetermined times in the day, such as mealtimes. To date, the Multiple Pulse system has only been subject to limited in vivo (human) clinical testing.

         Products formulated with the Zero Order, Quick Slow and Binary Release systems are either currently on the market or about to be launched. There can be no assurance, however, that the Company will be able to develop successfully future products incorporating such delivery systems. At present, there are no products on the market that have been formulated with the Company's Slow Quick, Accelerated Release, Delayed Release, Multiple Pulse or Positioned Release systems. The Company is actively developing formulations utilizing some of these and other drug delivery systems, but there can be no assurance that these efforts will be successful.

         PULMONARY TECHNOLOGIES

         In addition to its Geomatrix technologies, the Company is developing advanced pulmonary drug delivery technologies that are designed to deliver medicines via a patient's lungs without relying on CFC-based propellants. CFC-based propellants have recently come under pressure from the global environmental lobby. The 1997 Montreal protocol signed by more than 140 countries aims to eliminate the manufacture, use and sale of CFC propellants by 2005. This pressure for the phasing out of CFCs has led to an increased focus on the development of both non-CFC metered dose inhalers ("MDIs") and of dry powder inhalers ("DPIs"). The Company is currently working with two types of pulmonary drug delivery systems: non-CFC MDIs and DPIs. In its MDI development work, the Company focuses on the formulation of drugs for use in MDIs manufactured by third parties. In its DPI development work, the Company focuses both on the development of the device and on formulating of drugs for use with the device.

         In both its MDI and DPI development work, the Company's objective is to maximize the efficiency of the delivery system while addressing commercial requirements for reproducibility, formulation, stability, safety and convenience. The Company has assembled a team of researchers with substantial experience in both powder and aerosol science and is applying this expertise to develop proprietary techniques and methods that it believes will produce stable and reproducible dry powder and aerosol formulations. To achieve this goal, the Company is combining an understanding of lung biology, aerosol science, chemical engineering and mechanical engineering.

-MDI TECHNOLOGIES          Metered dose inhalers, the most widely used systems
                           for pulmonary drug delivery, have been in existence for more than 40 years and are primarily used to deliver asthma medications and other small molecule drugs to the lung, although significant advances have been made in recent years in the delivery of large molecule drugs, such as peptides and proteins, via the lung. The drugs are typically packaged in a portable canister as a suspension or solution in a volatile propellant. The primary technical challenge in developing a non-CFC MDI results from the fact that the two most widely used non-CFC propellants, HFA 134a and HFA 227, behave differently from CFC gases because of their physio-chemical characteristics. This has resulted in a need for a complete reformulation of the MDI device rather than a simple substitution. Among other things, this means that the mechanical components of the MDI device, especially the valves and gaskets, must be completely reformulated to work properly with non-CFC gases. The
                           Company's work in this area has resulted in a high level of expertise in the evaluation of valves and gaskets utilized in the MDI device. The Company is currently developing aerosol formulations of a range of generic or off-patent drugs for the treatment of asthma. In its formulation work, the Company is working with both the HFA 134a and HFA 227 propellants.

-DRY POWDER
TECHNOLOGIES               Dry powder inhalation technology has emerged as an
                           effective means of delivering asthma medications to the pulmonary system without the use of CFC propellants. DPIs rely on the patient's own lung power to deliver a fine dry powder suspension to the lung. DPI drug compounds are formulated in solid form and packaged in portable containers. Most DPIs currently on the market provide medicine in a pre-metered single dose form, such as a gelatine capsule or blister pack. The Company is developing a DPI with a drug reservoir with the capacity to deliver up to 300 doses.

                           The primary technical challenge in developing a DPI device is to design a product that offers accurate and uniform dosing at variable flow rates of inhalation. Although additional testing remains to be performed, the Company believes that it has solved this problem by designing and incorporating valves in its DPI that make it flow-rate independent at inhalation rates of between 25 and 60 litres per minute. The Company's DPI is fully breath-activated and offers an easy-to-use mechanism that is capable of delivering uniform doses. In addition, the device benefits from a counter that keeps track of how many doses remain in the device.

                           Each drug designed for use with a DPI poses different formulation challenges due to varying physical and chemical characteristics and dosing requirements. These challenges require significant optimization work for each drug. The Company has assembled a team with substantial experience in formulation, dry powder science and aerosol science and is applying this expertise to develop proprietary techniques and methods that it believes will produce stable, fillable and dispersible dry powder drug formulations. A pre-production version of the Company's DPI is currently undergoing feasibility testing. Through its development work, the Company is developing an extensive body of knowledge of dry powder formulations, including knowledge relation to powder flow characteristics and solubility within the lung, as well as physical and chemical properties of various excipients.

         The Company has recently entered into collaborative arrangements with Novartis and Sepracor to commercialize its pulmonary drug delivery technology. The Company is continuing to seek additional collaborative partners to further develop and commercialize its pulmonary drug delivery technologies. The Company's strategy is to enter into development contracts with established pharmaceutical companies. In entering into collaborative arrangements, the Company's goal is to cover all or a large part of its research and development costs and receive milestone payments upon the achievement of specified objectives. The Company intends to receive royalties from its partners based on sales of products incorporating the Company's pulmonary drug delivery technologies.

         DEPOFOAM INJECTABLE TECHNOLOGIES

         In March 1999, the Company acquired DepoFoam injectable technologies. DepoFoam is a technology that delivers drugs over a period of time. DepoFoam consists of microscopic, spherical particles composed of hundreds to thousands of chambers containing the encapsulated drug, with each chamber separated from adjacent chambers by a lipid membrane. DepoFoam formulations can be delivered into the body by a number of routes, including under the skin, within muscle tissue, into brain and spinal fluid, within joints and within the abdominal cavity. Because the components of DepoFoam are synthetic duplicates of lipids normally present in the body, the material is biodegradable and biocompatible. Typically, a DepoFoam particle consists of less than 10% lipid, with the remaining 90% consisting of drug in solution. The resulting DepoFoam formulation is stored under refrigeration in ready-to-use form.

         SkyePharma Inc. has tested DepoFoam formulations that release drugs over a period of days to weeks with the period of release defined by characteristics of DepoFoam and the drug. SkyePharma Inc. believes drugs may be released from DepoFoam particles as the drugs diffuse through the walls, by gradual erosion of the particles, and by processes involving the rearrangement of membranes. The nature of drug release may also be determined by the characteristics of each drug molecule. SkyePharma Inc. has demonstrated that DepoFoam can be used to encapsulate a wide spectrum of drugs, including small molecules, proteins, peptides, antisense oligonucleotides and DNA, aimed at treating different diseases and symptoms.

         ADVANTAGES OF DEPOFOAM

         The Company believes DepoFoam addresses many of the limitations associated with traditional methods of delivering drugs. Most drugs are administered orally, by injection in intermittent and frequent doses or by continuous infusion. These methods of administration are not ideal for several reasons, including difficulty in achieving appropriate drug levels over time, problems with side effects, high costs due to frequent or continuous administration and poor patient compliance. Furthermore, innovations in biotechnology have led to an increase in the number of large-molecule protein and peptide drugs under development. These drugs, because of their large molecular size and susceptibility to degradation in the gastrointestinal tract or in the blood, must usually be administered by multiple injections often in a hospital or other clinical setting.

         The Company believes that DepoFoam's key advantage over traditional methods of drug delivery, including injections and oral administration, is that the sustained-release characteristics of DepoFoam allow drugs to be administered less frequently and more conveniently. To attain the desired effect, conventional drug delivery often results in a dosage that delivers an initially high level of the drug followed by a sharp decline over a relatively short period of time, whereas DepoFoam formulations can provide a more consistent drug level over an extended period. As a result, DepoFoam products can potentially improve safety and effectiveness. For example, DepoCyt clinical trials to date have shown that DepoCyt has a therapeutic life of up to two weeks after a single intrathecal injection compared to one day with unencapsulated cytarabine.

         The Company believes that key features of DepoFoam, including lower initial drug levels and delivery of appropriate drug levels over an extended period of time, make it superior not only to traditional methods of delivering drugs, but also to other sustained-release delivery formulations. The Company believes DepoFoam may:

         - ENHANCE SAFETY AND EFFICACY. DepoFoam drug delivery may improve the ratio of therapeutic effect to side effects by decreasing the initial concentrations of drug associated with side effects, while maintaining levels of drug at therapeutic, sub-toxic concentrations for an extended period of time.

         - IMPROVE CONVENIENCE AND LOWER OVERALL TREATMENT COSTS. DepoFoam formulations of drugs may offer cost savings by reducing the need for continuous infusion, the frequency of administration and the number of visits a patient must make to the doctor.

         - EXPAND TYPES OF DRUGS WHICH CAN BE DELIVERED OVER AN EXTENDED PERIOD OF TIME. DepoFoam may be able to deliver proteins, peptides and nucleic acids more effectively.

         - EXPAND INDICATIONS OF CURRENTLY MARKETED DRUGS. The appropriate release of drugs from a DepoFoam formulation may allow such drugs to be marketed for indications where they are currently not thought to be useful because of the limitations of current delivery methods.

         - IMPROVE PROFIT MARGINS THROUGH REFORMULATION. DepoFoam may offer the potential to produce new formulations of generic products that may be differentiated from the nonsustained-release versions by virtue of reduced dosing requirements, improved effectiveness, additional applications or decreased side effects.

         PROPRIETARY PRODUCTS

         APPROVED GEOMATRIX PRODUCTS

         To date, five Geomatrix formulations of pharmaceutical products have received regulatory approval. Of these products, one is currently being marketed in the United States, two are currently being marketed in Germany, one is currently being marketed in Switzerland, and one has yet to be launched.

         The following table sets forth certain information regarding the approved Geomatrix products.

                                                                                REGULATORY
                                                                               APPROVALS AND
                                                                               YEAR OF FIRST      GEOMATRIX        COLLABORATIVE
PRODUCT                                                INDICATION                APPROVAL          SYSTEM            PARTNER
-----------------------------------------------   ------------------------      ------------     -----------      ---------------
Dilacor XR-Registered Trademark-                  Hypertension and chronic      U.S. (1992)      Zero Order       Rhone
                                                  stable angina                                                   Poulenc Rorer

Cordicant-Uno-Registered Trademark-               Hypertension                  Germany          Zero Order       Mundipharma
                                                                                (1994)

Diclofenac-ratiopharm-uno-Registered Trademark-   Arthritis                     Germany          Quick Slow       ratiopharm
                                                                                (1995)

Madopar DR-Registered Trademark-                  Parkinson's Disease           Switzerland      Binary           Hoffmann-La
                                                                                (1996)                            Roche

Paxil CR-Registered Trademark-                    Depression                    U.S. (1999)      Positioned       SmithKline
                                                                                                 Release/Zero     Beecham
                                                                                                 Order

         Paxil/Seroxat (paroxetine) is an FDA approved drug that is currently marketed primarily in the United States and Europe. The currently marketed product is an immediate release formulation and is prescribed for central nervous system disorders. Paxil CR, the version filed with the FDA by the Company's client in December 1997 and approved by the FDA in February 1999 for the 12.5 and 25 mg dosage forms is a modified release version using a combination of the Positioned Release and Zero

Order Geomatrix systems. The Company's client, SmithKline Beecham has not yet indicated when the product will be launched.

         DILACOR XR is a once per day Zero Order Geomatrix formulation of diltiazem hydrochloride, a calcium channel blocking agent indicated for hypertension and for the management of chronic stable angina. Dilacor XR was developed in conjunction with and is marketed by Rhone Poulenc Rorer and had 1998 reported U.S. sales of $121 million. The Company received royalty revenues of approximately L1.9 million in 1998 which represented 17% of its 1998 revenues. Rhone Poulenc Rorer contracted with the Company to develop a controlled-release formulation of diltiazem hydrochloride to compete with Cardizem CDu, a product of Hoechst Marion Roussel. In addition to being approved in the United States, Dilacor XR is also approved for sale in Australia, New Zealand, Korea, the Philippines and Germany. In June 1997, Rhone Poulenc Rorer granted Watson Pharmaceuticals an exclusive worldwide license to market Dilacor XR. Marketing exclusivity for this product in the United States expired in June 1995. Accordingly, increased competition from generic manufacturers of controlled-release formulations of Dilacor XR has been experienced.

         CORDICANT-UNO is a once per day Zero Order Geomatrix formulation of nifedipine, a calcium channel blocking agent indicated for hypertension, which is approved for sale in Germany. Cordicant-Uno was developed in conjunction with and is marketed by Mundipharma, a private German pharmaceutical company. The Geomatrix controlled release technology in Cordicant-Uno enhances patient compliance and convenience by reducing the dosing requirement to once per day.

         DICLOFENAC-RATIOPHARM-UNO is a once per day Quick Slow Geomatrix formulation of diclofenac, a nonsteroidal anti-inflammatory drug indicated for the acute and chronic treatment of rheumatoid arthritis. Diclofenac-ratiopharm-uno, which is approved for sale in Germany, was developed in conjunction with and is marketed by ratiopharm, a private German pharmaceutical company. The Geomatrix controlled-release technology in Diclofenac-ratiopharm-uno optimizes patient therapy by providing an initial burst of the drug for quick relief followed by a controlled-release for sustained therapy. It also optimizes patient compliance and convenience by reducing the dosing requirement to once per day.

         MADOPAR DR is a once per day Binary Geomatrix formulation of levodopa and benzerazide, a combination therapy indicated for the treatment of Parkinson's Disease which is approved for sale in Switzerland. Madopar DR was developed in conjunction with Hoffmann-La Roche. The Binary Geomatrix formulation of levodopa and benzerazide optimizes patient therapy and convenience by providing for the release of an enzyme inhibitor along with the drug compound without the co-administration of two pills. The Company is manufacturing this product for the Swiss market on behalf of Hoffmann-La Roche at its facility in Muttenz, Switzerland.

         No royalty revenue has been earned in respect of Cordicant-Uno and L0.1 million royalty revenues were earned in respect of Diclofenac-ratiopharm-uno and Madopar in the accounting periods to December 31, 1998. Marketing for Madopar began in September 1997.

PRODUCTS IN DEVELOPMENT

         GEOMATRIX PRODUCTS

         The Company's collaborative partners have two products which have been filed with the FDA or regulators in other countries and five products in clinical trials that utilize the Geomatrix technologies, including three products that are in pivotal (Phase III) clinical trials. In addition, the Company has a number of projects in earlier stages of development. The following table sets forth certain information regarding some of the products in the Company's development pipeline. For a description of the development process, see "- Research and Development-Geomatrix Development Process."

                     MODIFIED          THERAPEUTIC          DEVELOPMENT           GEOMATRIX         COLLABORATIVE
  DRUG COMPOUND      RELEASE            CATEGORY              STATUS               SYSTEM              PARTNER
------------------   ---------       ----------------     ---------------     ------------------     -------------
Xatral                  Yes           Genito-Urinary      filed 12/98         Positioned Release     Synthelabo
Zileuton                Yes           Asthma              Pivotal Trials      Quick Slow             Abbott
Bucindolol(1)           No            Cardiovascular      Pilot Trials        Undisclosed            Intercardia
Undisclosed #1(1)       Yes           Undisclosed         Pivotal Trials      Zero Order             Undisclosed

(1) New chemical entity. The Company expects that additional information about this project will be made public around the time that the first regulatory filing is made for this product, if the product is successfully formulated and regulatory approval is sought.

         XATRAL is an approved drug marketed primarily in Europe and certain countries of Latin America, Asia, Africa and the Middle East. The currently marketed product is an immediate-release formulation taken twice or three times a day and is prescribed for the treatment of enlarged prostrate. In December 1998 Synthelabo submitted a marketing authorization application for a once-daily formulation in France, Ireland, the Netherlands and the United Kingdom. To date, 14 filings have been made in Europe and the Rest of the World. The project is currently in pre-pivotal clinical trials in the United States.

         ZILEUTON is currently a four times per day treatment for mild to moderate asthma developed by Abbott Laboratories under the brand name Zyflo-Registered Trademark-. Zyflo was approved by the FDA in December 1996 for sale in the United States. The Company is developing a twice per day Quick Slow Geomatrix formulation of Zyflo. The Geomatrix formulation is designed to enhance patient compliance and convenience by reducing the dosing requirement from four times per day to twice per day. In addition, the Quick Slow formulation is expected to enhance therapy by providing a burst of medication shortly after ingestion followed by constant release for sustained therapy without side effects. The Company believes that the Geomatrix formulation of Zyflo has recently completed pivotal (Phase III) clinical trials and that Abbott is in the process of looking for a marketing partner prior to filing an NDA for the Geomatrix formulation of Zyflo.

         BUCINDOLOL is a new chemical entity being developed by Intercardia, Inc. Bucindolol is a non-selective beta blocker with mild vasodilatory activity. If successfully developed and approved, bucindolol is expected to be indicated for the treatment of congestive heart failure. The U.S. Department of Veterans Affairs and the National Heart, Lung and Blood Institute are currently conducting a clinical trial of a twice-daily version of bucindolol in 2800 patients with heart failure. The Company is developing a once per day Geomatrix formulation of bucindolol. Pilot clinical trials of the Geomatrix formulation have been initiated. The Company believes that if the once per day Geomatrix formulation bucindolol is successfully developed and approved for sale, it may replace the twice-daily formulation Intercardia currently has in clinical trials. If approved, bucindolol is expected to be marketed in Europe by BASF Pharma/Knoll. In September 1998 Intercardia reacquired the marketing rights for the United States.

         UNDISCLOSED #1 is a new formulation of a drug that is currently marketed in Europe. The Company is developing a once per day Zero Order Geomatrix formulation that is expected to enhance patient compliance and convenience by reducing the dosing requirement to once per day. The Geomatrix formulation is currently in pivotal (Phase III) clinical trials in Europe. The Company believes that the current market for this category of drugs is extremely competitive. Accordingly, the extent to which the Company's collaborative partner will elect to commercialize a successfully developed Geomatrix formulation is uncertain.

         There can be no assurance that any of the above products will be successfully formulated. In addition, even if a product is successfully formulated, there can be no assurance of its regulatory approval or commercial success. The decision to conduct clinical trials, secure regulatory approval and market Geomatrix formulations of their products is taken by the collaborative partners and not by the Company. There can be no assurance that the Company's partners will elect to do so, or if they do that they will devote the necessary resources and skill to commercialize successfully the products formulated with the Geomatrix technologies.

         One of the Company's products in development, which the Company was developing with Eli Lilly has been discontinued by the collaborative partner which the Company believes was unrelated to the Geomatrix technology.

PULMONARY PRODUCTS

         MDI PRODUCTS. The Company currently has four aerosol formulations of generic pharmaceuticals in development for use with non-CFC MDIs. The Company's most advanced product is a formulation of salbutamol (albuterol), a selective beta2-adrenergic bronchodilator indicated for the prevention and relief of bronchospasm in patients with reversible obstructive airway disease and for the prevention of exercise induced bronchospasm. Albuterol is the official generic name of this drug in the United States. Schering Corporation, a subsidiary of Schering-Plough, and Glaxo Wellcome market inhalation aerosol formulations of salbutamol in the United States under the brand-names Proventilu and Ventolinu, respectively. In a clinical trial involving 24 patients, the Company's formulation of salbutamol was compared to Ventolin and in all of the patients the Company's formulation was found to be, in the opinion of the Company, an acceptable alternative and the therapeutic equivalent to Ventolin.

         In addition to salbutamol, the Company has aerosol formulations of beclomethasone, budesonide and ipratropium in early stage feasibility testing.

         DPI PRODUCTS. The Company has developed a prototype DPI that it plans to use in future clinical trials. Although the device is subject to additional testing and validation, the Company believes that its DPI benefits from the following features:

         - FLOW RATE INDEPENDENT. The Company's DPI offers accurate and uniform dosing at variable flow rates of inhalation of between 25 and 60 litres per minute.

         - BREATH ACTIVATED. The Company's DPI relies on the patient's own lung power to deliver a fine powder suspension to the lung.

         - UNIFORM DELIVERY. The Company's DPI offers an easy-to-use mechanism to deliver consistent and uniform doses to the lung.

         - DOSE COUNTER. The Company's DPI incorporates an easy-to-read dose counter that keeps track of how many doses remain in the device.

         The Company has recently entered into two collaborative arrangements to commercialize its pulmonary drug delivery technology. In October 1998, the Company and Sepracor Inc. agreed to jointly develop a range of metered dose inhaler formulations containing Sepracor's chiral forms of asthma drugs. Under the arrangement, the Company will be responsible for formulation development, scale-up to pre-production quantities and will supply clinical trial materials. Sepracor has retained commercial manufacturing rights, and has received an exclusive license from the Company to distribute and sell the resulting products worldwide. Sepracor has agreed to fund the Company's development costs, to make certain milestone payments to the Company on achievement of specified development objectives and to pay the Company future royalties on Sepracor's net sales of the products.

         In November 1998, the Company and Novartis agreed to jointly develop a new formulation of Novartis' Foradilu asthma drug using the Company's multi-dose dry powder inhaler. The Company will be responsible for development of the drug in its finished form, to include supplying both the powder and the device as a product to Novartis. The Company plans to produce the product at its Lyon facility. Under the arrangement, Novartis has paid the Company a technology access fee of L0.4 million and has made an equity investment in the Company amounting to L6.1 million. Novartis has also agreed to pay the Company royalty income on future worldwide sales of the drug. In return, the Company has granted Novartis an exclusive worldwide license to market Foradil in the new delivery form. Foradil (formoterol fumarate) is a long-acting bronchodilator used in the treatment of chronic asthma. It is currently marketed in 50 countries and achieved worldwide sales in 1998 of Sfr. 224 million.

DEPOFOAM INJECTABLE PRODUCTS

         The table below summarizes DepoFoam products currently under development. "Preclinical" means additional testing following initial feasibility studies and other studies, including additional animal studies, necessary to prepare and file an investigational new drug application. "Dose-finding" means a study to determine the appropriate dose in patients such as children. "Phase I" means initial human studies designed to establish the safety, dose tolerance and duration of exposure in the blood of a compound. "Phase II" means human studies designed to demonstrate preliminary effectiveness of a compound and to select appropriate dose(s) and patient populations for further studies. "Phase III" means human studies designed to lead to accumulation of data sufficient to support a new drug application. "Phase IV" means human studies that are generally performed after approval of a new drug.

PRODUCT CANDIDATE (ACTIVE COMPOUND)                  INTENDED USE                    STATUS
-----------------------------------              --------------------------      -----------------------
DepoCyt (cytarabine)                             Cancers which have spread
                                                 to the fluid surrounding
                                                 the brain and spinal cord
                                                 arising from:
                                                 Lymphomas                       FDA Approved April 1999
                                                 Solid tumors                    Phase IV
                                                 Solid tumors                    NDS filed Canada
                                                 Leukaemia                       Phase III
                                                 Paediatric use                  Dose-finding
DepoMorphine (morphine)                          Acute post-surgical pain        Phase II
DepoBupivacaine (bupivacaine)                    Regional pain                   Preclinical
DepoAmikacin (amikacin)                          Bacterial infections            Phase I completed

         The Company is also evaluating, in conjunction with the Monsanto Company, Synthelabo and other undisclosed corporate partners, the feasibility of DepoFoam formulations of several additional compounds, including certain macromolecules.

DEPOCYT

         SkyePharma Inc.'s first approved drug product is DepoCyt. DepoCyt combines the Company's DepoFoam with cytarabine, a drug used to treat certain cancers. DepoCyt is being developed in collaboration with Chiron in the United States, and with Pharmacia & Upjohn outside the United States.

         BACKGROUND

         Cancer from either solid tumors, leukaemia (a form of cancer involving white blood cells) or lymphomas (a form of cancer involving tissues of the lympohatic system) can spread to the soft tissue membrane of the brain and spinal cord. This type of cancer is called neoplastic meningitis. Because of the blood-brain barrier, drugs in the bloodstream do not penetrate well into the fluid which surrounds the brain and spinal cord. Thus, when cancer cells spread to this membrane, the most effective therapy is to inject anti-cancer drugs directly into the fluid which surrounds the brain and spinal cord. Cytarabine is one of the two drugs most commonly used for this therapy. Cytarabine acts by inhibiting a vital enzyme in DNA synthesis, resulting in death of a dividing cell. Therefore, the best results are obtained when the drug is localized in the vicinity of dividing cancer cells for an extended period.

         Because cytarabine does not last long in the fluid which surrounds the brain and spinal cord, frequent and repeated injections are necessary for effective treatment. The result is that neoplastic meningitis cannot be treated effectively without the use of repeated injections into the space between the brain and/or spinal cord and the membrane which surrounds them. These injections are inconvenient and uncomfortable for patients, require physician supervision and increase the risk of infection. Because of these and other factors, the disease is often under-diagnosed and frequently left untreated. Without effective treatment, life expectancy for patients diagnosed with this disease is between two and four months. Clinical trials to date have shown that DepoCyt maintained concentrations of cytarabine in the fluid which surrounds the brain and spinal cord for two weeks after a single injection as compared to less than one day with traditional injections of cytarabine. As a consequence, the use of DepoCyt results in less frequent injections and may extend effective levels of the drug in the fluid which surrounds the brain and spinal cord.

         CLINICAL DEVELOPMENT

         In the Phase III clinical trial as originally designed and initiated in April 1994, patients with one of the three subtypes of neoplastic meningitis selected from multiple centers received either DepoCyt or standard therapy. Standard therapy for neoplastic meningitis from solid tumors is methotrexate and the standard therapy for neoplastic meningitis from leukaemia and lymphoma is unencapsulated cytarabine. Within each subtype, at least 20 patients were to receive DepoCyt and at least 20 patients were to receive standard therapy. A total of 40 patients were to be treated for each subtype of the disease and a minimum total of only 120 patients were required to complete all three arms of the study. Enrollment of patients into the Phase III trial for neoplastic meningitis from solid tumors was completed in May 1996 and the data from the trial was analyzed subsequently based on a data cutoff date of October 1, 1996. An interim analysis of the Phase III trial for neoplastic meningitis from lymphomas was included in a new drug application amendment in April 1998. The amendment included data from 28 patients and led to an invitation by the FDA to submit a new drug application for that indication. This new drug application was filed in October 1998. In April 1999, the FDA approved DepoCyt for treatment of neoplastic meningitis from lymphomas.

         ADDITIONAL TERRITORIES AND INDICATIONS

         A Phase IV clinical trial of DepoCyt in solid tumor patients is continuing, as are Phase III trials of DepoCyt in leukaemia and lymphoma patients. To establish the appropriate use of DepoCyt in children afflicted with neoplastic meningitis, SkyePharma Inc., in conjunction with Chiron, began a paediatric dose finding trial in 1997. This study will evaluate the safety and level of drug exposure in the blood of DepoCyt in children of various ages. In addition, the study is expected to provide information regarding the effectiveness of DepoCyt in children and to collect data on the long-term use of the drug.

         The Company is planning to explore additional indications for DepoCyt, including its use in the treatment of other cancers including ovarian, lung and breast cancer, and AIDS-related non-Hodgkin's lymphoma.

         DEPOMORPHINE

         The Company is developing DepoMorphine for use in moderating acute pain following surgery. This product is intended for administration into a space near the spinal cord (the epidural space) and may provide up to two days of pain relief following surgery. DepoMorphine may replace repeated administration of pain medicines.

         The Company has completed formulation development, initial manufacturing scale-up and preclinical studies of DepoMorphine. Preclinical studies in animals showed that DepoMorphine provided a minimum of two to three days of pain control following a single injection. One characteristic of certain DepoFoam formulations of drugs is that an enhanced local effect may occur with limited side effects throughout the body. A number of studies in animals have confirmed that there are high levels of morphine at the injection site and in the fluid in the spinal cord with very low levels in the blood. These data also show a sustained effect of the morphine.

         In December 1996, SkyePharma Inc. filed an investigational new drug application with the FDA to begin human studies of DepoMorphine for the management of acute pain following surgery. In December 1997, the Company Inc. completed a Phase I dose-escalation study that assessed the safety and level of drug exposure in the blood of single doses of DepoMorphine administered to healthy volunteers. The study was conducted at a single site under the leadership of members of the Department of Anesthesiology at Stanford University Medical Center. This study identified the maximum tolerated dose of DepoMorphine and indicated that the drug has similar adverse effects to that seen with free morphine administered in the same fashion. Patient enrollment in a Phase II clinical study designed to assess the safety and effectiveness of the drug is expected to conclude in mid-1999.

         DEPOBUPIVACAINE

         SkyePharma Inc. has completed formulation studies of DepoBupivacaine, a DepoFoam formulation of the widely used local pain medicine bupivacaine for controlling post-surgical or post-injury pain. One dose of DepoBupivacaine is expected to provide 24 hours of regional pain relief, compared to two to six hours following conventional bupivacaine administration. SkyePharma Inc. has successfully encapsulated bupivacaine into DepoFoam. Initial studies have shown that Depo Bupivacaine is released slowly from the site of injection, resulting in prolonged duration (more than 24 hours) of pain relief following a single-dose administration. The Company expects to begin Phase I clinical trials for DepoBupivacaine in Europe in mid-1999. The Company believes that a DepoFoam formulation of a local anaesthetic may complement its current DepoMorphine program and that the DepoMorphine and local anaesthetic formulations may give physicians improved drugs to manage post-operative pain.

         BACKGROUND

         Pain associated with surgery or injury is often treated with local anaesthetics. However, the usefulness of local anaesthetics is frequently limited by their short period of effectiveness following administration which results in recurrence of pain and the need for repeated drug administration by a medical professional. A DepoFoam formulation of a local anaesthetic may be useful to provide long-lasting pain relief of approximately 24 hours.

         DEPOAMIKACIN

         Another product in the Company's development pipeline is DepoAmikacin, a DepoFoam formulation of an antibiotic, amikacin. The Company believes that DepoFoam offers the opportunity to reformulate amikacin, which became a generic antibiotic in 1990, into a patented new product and to improve its effectiveness and usefulness. SkyePharma Inc. has successfully encapsulated amikacin in DepoFoam and has tested various formulations in animals. SkyePharma Inc. completed a Phase I clinical trial for DepoAmikacin in April 1996 in which the drug was found to be well-tolerated for all dosage levels studied. SkyePharma Inc. has conducted additional studies and defined Phase II clinical targets. Prior to its acquisition by the Company, in order to focus SkyePharma Inc.'s resources on DepoCyt, DepoMorphine, DepoBupivacaine and partner-funded feasibility programs, SkyePharma Inc. had ceased further development of DepoAmikacin, pending other financing options for this program. This product is currently under consideration by the Company.

NEW PRODUCT FEASIBILITY PROGRAMS

         The Company is also evaluating, in conjunction with the Monsanto Company, Synthelabo and other undisclosed corporate partners, the feasibility of DepoFoam formulations of several additional compounds. The objectives of the feasibility programs are to:

         - determine whether DepoFoam can be combined with the candidate drugs;

         - evaluate drug release characteristics in the lab and in animal tissue; and

         - conduct initial effectiveness and/or safety studies in animal models to demonstrate potential clinical utility and advantages of the DepoFoam formulations.

         GENERIC PRODUCT CANDIDATES

         In addition to developing Geomatrix formulations of brand-name drugs, the Company is engaged in the development, licensing and marketing of a range of generic pharmaceuticals. The Company's generic drug development strategy is to focus on those products for which competition is expected to be less intense due to such factors as the complexity of the drug formulation or the limited access to raw materials. The Company intends to obtain raw materials for certain off-patent generic drugs it intends to market through supply contracts, on an exclusive or semi-exclusive basis, with FDA-approved raw material suppliers. See "- Product and Raw Material Supply". Many of the products in the Company's generic product development pipeline are controlled-release versions of brand-name pharmaceuticals for which marketing exclusivity or patent rights have expired or are about to expire. Most of these projects are being developed internally using the Geomatrix or other controlled-release systems. In addition, the Company has contracted with third-party drug developers to source additional products for its U.S. marketing operations. To date, the Company has filed ANDAs for six generic products, one for a Geomatrix formulation of Imduru (ISMN), three for a group of injectable drugs developed for the Company by Synthon, one for a Geomatrix formulation of Naprelanu (Naproxen) and a generic version of Cylert (Pemoline) developed together with Oread. The combined 1998 U.S. brand-name and generic sales for these products were approximately $635 million.

         The Company's strategy for the sale and distribution of its generic pharmaceutical product candidates has been to develop its own marketing capability through its Brightstone subsidiary in the U.S. However, in late 1998 the Company concluded that it was unlikely to maximize the value of its generic pharmaceutical product candidates using its own marketing resources and is currently seeking one or more strategic collaborative partners who already have significant and complementary U.S. generic drug marketing capability to sell and distribute the Company's generic product candidates in the U.S. The Company has signed one Licensing agreement and is in discussions with a number of parties in respect of the balance of the portfolio.

         ISOSORBIDE MONONITRATE(ISMN) is an organic nitrate indicated for the prevention of angina pectoris due to coronary artery disease. The brand-name product, Imdur, is a controlled-release version of ISMN which is marketed by Key Pharmaceuticals, a subsidiary of Schering-Plough. The Company is applying the Zero Order Release System to replicate the release profile of Imdur. The Company is aware of three ANDAs that have been filed for this product. The U.S. patent for this product expired in April 1997.

         IOPAMIDOL is a non-ionic imaging agent indicated for angiography, adult and paediatric intravenous excretory urography and contrast enhancement of head and body computed tomography. The brand-name product, Isovue, is marketed by Bracco. The Company is aware of four ANDAs for this product that have been approved by the FDA and believes that there will be significant generic competition. The U.S. patent for this product expired in January 1997.

         ACYCLOVIR STERILE POWDER is an antiviral drug formulated for intravenous administration that is indicated for the treatment of initial and recurrent mucosal and cutaneous Herpes simplex (HSV-1 and HSV-2) and varicella-zoster (shingles) infections in immunocompromised patients. The brand-name product, ZOVIRAX, is marketed by Glaxo Wellcome. The Company is aware of multiple ANDAs for this product that have been approved by the FDA and believes that there will be significant generic competition. The U.S. patent for this product expired in April 1997.

         ATRACURIUM BESYLATE is an intermediate-duration skeletal muscle relaxant formulated for intravenous administration that is indicated as an adjunct to general anesthesia to facilitate endotracheal intubation. The brand-name product, TRACURIUM, is marketed by Glaxo Wellcome. The Company is aware of three ANDAs for this product that have been approved by the FDA and believes that there will be significant generic competition. The U.S. patent for this product expired in June 1997.

         NAPROXEN is a nonsteroidal anti-inflammatory drug indicated for the treatment of rheumatoid arthritis, osteoarthritis, ankylosing spondylitis, tendinitis, bursitis, and acute gout. It is also indicated in the relief of mild to moderate pain and the treatment of primary dysmenorrhea. The brand-name product, NAPRELAN, is a controlled-release version of naproxen which is marketed by Elan Pharmaceuticals. Marketing exclusivity for this product expired in the U.S. in April 1999. Naproxen is one of the products in the Joint Venture portfolio and pursuant to the agreement with Genta, Genta is entitled to half of any royalty revenues generated by sales of this product. See "Joint Venture with Genta".

         PEMOLINE is an oxazolidine compound indicated in Attention Deficit Disorder ("ADD") with hyperactivity as an integral part of a total treatment program, which typically includes other remedial measures (psychological, education, social) for stabilizing effects in children with ADD. The brand-name product, Cylert, is marketed by Abbott Laboratories in both tablet and chewable tablet form. The Company is aware of two ANDAs that have been filed for this product. The U.S. patent for this product expired prior to 1990.

         In addition to the above products, the Company has other product candidates in earlier stages of development.

         There can be no assurance that any of the products in the Company's generic drug portfolio will be successfully outlicensed or partnered, or if outlicensed or patented that the product can be successfully developed, approved or commercialized. If any of the products in the generic drug portfolio fail to be outlicensed or partnered the Company is unlikely to continue their development.

         One of the difficulties in developing an AB-rated equivalent of a controlled-release product is that the precise release profile of the targeted drug must be replicated. Some drug compounds have extremely complex in vivo release profiles that are difficult to reproduce. Bioequivalence studies have demonstrated that ISMN is bioequivalent to the branded product Imdur. The FDA granted a waiver from conducting bioequivalence studies for the injectable products, acyclovir and atracurium, because they are made to the exact formula as the original product. A waiver has been applied for in respect of iopamidol which has not yet been granted.

         ISMN and certain products in the early stage of development are subject to an earn-out arrangement pursuant to which certain current directors and officers of the Company will receive additional consideration if certain regulatory and profit milestones are met. See " Item 13. Interest of Management in Certain Transactions Certain Arrangements in Respect of the Krypton Acquisition".

COLLABORATIVE ARRANGEMENTS

         The Company has collaborative arrangements with each of its pharmaceutical partners. Pursuant to these arrangements, the Company's partners typically fund all or a large part of the research and development expenses incurred in the development of Geomatrix formulations of their products. Most of the Company's development contracts either provide for a flat fee for the Company's research and development efforts or provide for an agreed research and development budget. In negotiating contracts with its partners, the Company's strategy generally has been to cover its costs in the research and development process. Substantially all potential profits are expected to be generated by royalty payments (typically between 2% and 5% of net sales) for successfully developed and marketed products. In some cases, the partners agree to make specified payments to the Company upon the achievement of certain milestones, which may be deducted from future royalty payments for successfully developed and marketed products.

         In return the Company gives each of its partners an exclusive license to market the products incorporating the Geomatrix technologies. In some cases the licenses are worldwide. In others they are limited to specific territories. In all cases, however, partners are free to sublicense the Geomatrix technologies, although the Company's consent may be required and royalties on all sales must be paid to the Company. In addition, the majority of the collaborative agreements do not prohibit the Company from developing Geomatrix formulations of competitive products. In some cases, however, the Company will agree not to develop Geomatrix formulations of specified compounds for an agreed period of time. Most of the agreements do not prohibit partners from developing, either internally or in collaboration with the Company's competitors, controlled-release versions of the contract products.

         The Company's collaborative partners take responsibility for conducting clinical trials and for preparing and pursuing all necessary regulatory approvals. The Company may assist its partners in the conduct of such trials and the preparation of regulatory filings, but its partners ultimately control the process, including the selection of the jurisdictions in which regulatory approval will be sought, if at all.

         The collaborative agreements do not obligate the partners to market any successfully developed and approved Geomatrix products. The Company does not have any control over whether and to what extent a partner will elect to commercialize a product. A client may choose not to market a product for reasons wholly independent of the Company and the Geomatrix technologies. In most cases if a client does not proceed to market a Geomatrix version of their product once it has been successfully formulated and approved, the Company will not receive any additional income in respect of the product.

         During the formulation and development stages, the Company's partners are generally free to terminate the collaborative relationship at any time and for any reason. The Company's policy is to recognize income when it is non-refundable and when the Company has no further obligations to make refunds. Certain refundable income is treated as deferred income until the Company has no further obligations to make refunds. In addition, in one case, if the agreement is terminated because of a breach or default by the Company, milestone payments would need to be repaid by the Company. As of December 31, 1998 no milestone payments were made under that agreement and, consequently, the Company has no obligation to refund any payments.

         The only collaborative arrangement under which the Company is currently receiving significant royalty revenues is the development and license agreement for Dilacor XR made with Rorer, a member of the Rhone Poulenc Rorer Group in 1988. Under the terms of that agreement, Rorer bore all of the costs of research and development according to a budget agreed by the Company and Rorer. For countries where a patent claiming Dilacor XR has been issued and is in effect, Rorer is obligated to pay the Company continuing royalties of 3% of net sales. For countries where no patent claiming Dilacor XR has been issued, Rorer is obligated to pay the Company continuing royalties of 1.5% of net sales. In return, the Company granted Rorer an exclusive license to market Dilacor XR throughout the world. The agreement continues for ten years from the date of the first marketing in each country or for the life of the patent in such country (which includes all patents owned or controlled by the Company which would be infringed by the manufacture, use or sale of the products covered by the license agreement), whichever is longer. After termination of the agreement, Rorer may continue to sell the product and use the Geomatrix technology in connection with the product on a non-exclusive basis without any obligations to the Company unless otherwise agreed in writing. In 1997 Rorer granted to Watson Laboratories, Inc. (with the consent of the Company) exclusive rights to market, advertise, promote, sell and distribute Dilacor XR. The grant of rights to Watson Laboratories does not affect any entitlements of the Company or any of the material terms of the collaborative arrangement.

         The Company has entered into collaborative arrangements for the development of the non-Geomatrix generic pharmaceuticals that it plans to market upon regulatory approval in the United States. The injectable drugs in its generic product candidate portfolio are being developed by Synthon pursuant to development agreements with the Company. Under these contracts, Synthon develops the products in specified dosage forms and is obligated to do all that is necessary to enable Brightstone to obtain marketing approval in the U.S. from regulatory authorities. Brightstone is committed to obtain its requirement of bulk products from Synthon, and it has the exclusive right to sell these products in the specified dosage forms in the U.S. upon regulatory approval. Brightstone, however, has no ownership rights associated with these products. The agreements with Synthon provide for certain development payments to Synthon at signing, upon filing with the FDA and upon market authorization of the ANDAs by the FDA.

         In March 1994, SkyePharma Inc. entered into a collaboration agreement with Chiron. The objective of the collaboration is to develop and commercialize DepoCyt for use in the treatment of cancer, and to explore the use of SkyePharma Inc.'s DepoFoam for certain other Chiron compounds.

         The Chiron agreement, as amended, grants Chiron rights to market and sell DepoCyt in the United States. Chiron has funded, and is obligated to fund, 50% of the clinical development expenses in the United States. Canadian registration expenses and the cost of clinical trials required in Europe were funded by Chiron until June 1997, when the Chiron agreement was amended in connection with the agreement with Pharmacia & Upjohn. SkyePharma Inc. will manufacture DepoCyt, Chiron will market, sell, and distribute DepoCyt, and the parties will share all profits equally. Chiron also has a right of first refusal to obtain a license to alternate DepoFoam formulations of cytarabine under terms and conditions to be negotiated in the future. Following an evaluation of the markets and certain other factors, SkyePharma Inc. and Chiron mutually agreed not to further develop certain additional generic cancer compounds named in the Chiron agreement.

         In June 1997, SkyePharma Inc. and Chiron amended their agreement, and SkyePharma Inc. repurchased rights to DepoCyt in Canada and Europe from Chiron for aggregate cash payments of up to $13.7 million, of which $2.0 million was expensed and paid to Chiron in December 1997. The remaining $11.7 million originally was payable upon the earlier of six months following U.S. or European regulatory notification that the application to market or sell DepoCyt is approvable or approved. The Company and Chiron have amended the existing agreement with Chiron under which the Company issued a note payable for $9.7 million upon FDA approval of DepoCyt in the U.S. The amendment also provides that the Company will issue a note payable for $3.5 million to Chiron upon the filing of an application for DepoCyt for paediatric indications. There can be no assurances that the Company will have the financial resources available to make any payments to Chiron when due.

         The Company will fund 50% of the sales and marketing expenses incurred for DepoCyt. The Company may receive additional payments upon achievement of certain DepoCyt developmental milestones, as described above.

         The Chiron agreement also provides for the joint development of DepoFoam formulations of certain compounds with Chiron. The agreement provides that Chiron must fund one feasibility program for these compounds per year or lose its option to develop DepoFoam formulations of additional Chiron compounds. Through April 1998, SkyePharma Inc. had completed feasibility studies on four Chiron compounds. No further studies on Chiron compounds will be performed under the Chiron agreement.

         Both the Company and Chiron have the ability to terminate a portion or all of the collaboration at certain intervals and with advance notice.

         In connection with the agreement, Chiron made a $2.5 million equity investment in SkyePharma Inc. In addition, Chiron paid $1.0 million in March 1994 for a warrant which was converted in January 1995 to a DepoCyt marketing rights fee. Further, in January 1995, upon achievement of a development milestone, Chiron reimbursed SkyePharma Inc. approximately $2.5 million for Chiron's share of DepoCyt's clinical trial and development costs from July 1993 through December 1994 and will continue to share equally in DepoCyt's United States clinical trials and development costs. Finally, in 1997, SkyePharma Inc. received a $1.0 million milestone payment from Chiron upon completing the filing of the new drug application for DepoCyt in the U.S.

         In July 1997, SkyePharma Inc. entered into a marketing and distribution agreement with Pharmacia & Upjohn. Under the agreement, Pharmacia & Upjohn has rights to market and sell DepoCyt in countries outside the United States. Pharmacia & Upjohn will generally be responsible for submitting regulatory filings, and for labeling, packaging, distributing, marketing and selling DepoCyt in this territory. SkyePharma Inc. will manufacture DepoCyt and receive a share of the net sales of this product from Pharmacia & Upjohn, if any. SkyePharma Inc. received a cash payment of $2.0 million when the agreement was signed and may receive additional payments upon achievement of certain regulatory milestones. The agreement also provides for reimbursement by Pharmacia & Upjohn of certain clinical trial expenses and regulatory fees incurred by SkyePharma Inc. The Company and Pharmacia & Upjohn are in the process of renegotiating certain aspects of this agreement relating to milestone payments. Both the Company and Pharmacia & Upjohn have the ability to terminate a portion or all of the agreement upon certain events and with advance notice.

RESEARCH AND DEVELOPMENT

         The Company's oral and pulmonary research and development activities are conducted primarily at Jago's headquarters in Muttenz, Switzerland. The Company employs 94 scientists in its research and development operations, 32 of whom hold Ph.D.s, masters or medical degrees. In addition, as of December 31, 1998 SkyePharma Inc. had approximately 53 employees in research, development and operations, 18 of whom hold Ph.Ds, masters or medical degrees.

         In all periods the amounts reimbursed by collaborative partners, including milestone payments, were greater than the direct costs incurred in the provision of such services, representing the contribution to general and administrative costs. The Company generally attempts to break even on its development work for third party customers and, therefore, product development activities do not contribute significantly to current operating profit and loss.

         The Company's research and development costs reimbursed by collaborative partners, excluding reimbursable general and administrative costs, are characterized as cost of sales in the financial statements of the Company and Jago, and the Company's own research and development is separately characterized as Research and Development. The aggregate amount that the Company and Jago, prior to its acquisition, spent on research and development and the aggregate amount that was reimbursed by collaborative partners was as follows:

                                                          JAGO
                                                        4 MONTHS                THE COMPANY
                                                          ENDED            YEAR ENDED DECEMBER 31,
                                                        APRIL 30,     --------------------------------
                                                          1996         1996         1997         1998
                                                         ------       ------       ------       ------
                                                                                   (in thousands)
Research and Development:

Client sponsored product development                     L1,840       L5,178       L3,136       L2,998
Internal sponsored product development                      132        2,098        6,109        5,712
                                                         ------       ------       ------       ------
                                                          1,972        7,276        9,245        8,710
                                                         ------       ------       ------       ------
Client sponsored developments reimbursed by:

Research and Development costs recharged                 3,853        4,340        4,053        2,117
Milestone payments                                          --        1,641          980          336
                                                        ------       ------       ------       ------
                                                        L3,853       L5,981       L5,033       L2,453
                                                        ------       ------       ------       ------
                                                        ------       ------       ------       ------

         Contract development income represents amounts invoiced to customers for services rendered under development contracts or for milestone payments in accordance with the contract terms. Such amounts are only treated as revenue when the services have been rendered or the specified milestone has been met, and the amounts are non-refundable even if the research is not successful. Certain refundable income is treated as deferred income until the Company has no further obligations to make refunds. The Group's self-sponsored research and development costs are expensed as incurred.

DEVELOPMENT PROCESS FOR BRAND-NAME PHARMACEUTICALS

         The development of improved outcome or new pharmaceuticals using the Geomatrix technologies takes place in several steps. The first step, called the "preliminary assessment", is to assess the suitability of the drug candidate for the Geomatrix systems through the use of sophisticated computer modeling. During the preliminary assessment, the Company will analyze product specifications provided by the client. If the preliminary assessment indicates that the drug candidate is suitable for formulation with the Geomatrix systems, the project will proceed to development as follows:

-           FEASIBILITY             At this stage, the Company conducts an in
                                    vitro (laboratory) feasibility study to
                                    determine whether, under laboratory
                                    conditions, the Geomatrix formulation of the product candidate can be achieved. The
                                    Company usually develops up to 20 prototype formulations for in vitro feasibility studies and selects the most promising two or three for further study and analysis.

-           PILOT TRIALS            Once a successful feasibility study has been
                                    conducted, the Company (or in some cases, its collaborative partner) manufactures small batches of the selected prototypes for in vivo (human) testing in pilot trials.
                                    Pilot trials usually involve 12 patients.
                                    The purpose is to determine whether the in vitro results can be replicated in the human body. The Company does not conduct the pilot trials. These trials are conducted either by the Company's collaborative partners or by third-party contractors. If the pilot trials demonstrate sub-optimal results, the product candidate may be reformulated and this stage of the development process will be repeated.

-           SCALE-UP/BIO-BATCH      After a successful pilot trial, the Company
                                    or its collaborative partners will
                                    manufacture a "bio-batch" of the product formulation of an amount of product equal to at least one-tenth of the projected commercial batch size. The purpose of this stage is to develop and validate the process by which the product will be manufactured in commercial quantities.

-          PRE-PIVOTAL TRIALS       If formulation changes are made during
            (OPTIONAL)              scale-up/bio-batch, additional in vivo
                                    testing may be performed in pre-pivotal
                                    trials involving a small patient population.

-          PIVOTAL (PHASE III)      The last step of the development process is
            TRIALS                  a pivotal (Phase III) trial of the product
                                    formulation in an expanded patient
                                    population, typically at dispersed sites.
                                    All of the improved outcome or new products under development require a Phase III trial.
                                    Such trials are conducted either by the
                                    Company's collaborative partners or by
                                    third-party contractors. Upon the conclusion of the trial, the Company will assist its clients in analyzing the data and in helping to compile the necessary regulatory filings, although the Company is not generally apprised of the results of the clinical trials.

-          REGULATORY FILING        Upon a successful pivotal clinical trial,
                                    the Company's partners are able to file for regulatory approval in the jurisdictions in which it is intended that the Geomatrix product will be marketed. In the United
                                    States, this will require the filing of an NDA with the FDA. See "Government
                                    Regulation".

         The Company's research and development efforts in respect of its Geomatrix technologies are by their nature subject to risks and uncertainties. There can be no assurance the products under development can be successfully formulated using the Geomatrix systems. In addition, even if such products can be successfully formulated, there can be no assurance that they will secure regulatory approval for the appropriate indication or that approved compounds would be capable of being produced in commercial quantities at reasonable costs and successfully marketed.

         GENERIC DRUG DEVELOPMENT PROCESS

         In developing generic pharmaceuticals, it must be proven that the generic product candidate will exhibit in vivo release characteristics equivalent to those of the brand-name pharmaceutical. The generic drug development process is similar to the development process for brand-name pharmaceuticals except that in lieu of pivotal (Phase III) trials a smaller bioequivalence study may be conducted. For a controlled-release pharmaceutical, the drug delivery technology utilized to replicate the release rates of the brand-name pharmaceutical must do so without infringing any unexpired patents. The process by which generic controlled-release products are developed for manufacture and sale in the U.S. may be categorized into four basic stages:

-          FORMULATION             During formulation, the Company attempts to
                                    develop its own version of the brand-name drug. In creating a formulation of a controlled-release drug, the developer may utilize or adapt its drug delivery technologies to the product candidate or develop a new drug delivery technology for that product candidate. Once a suitable generic version has been formulated, it is then evaluated in in vitro (laboratory) dissolution studies to determine whether in vivo (human) bioequivalence studies should be conducted.

-          PILOT STUDIES            Once a suitable formulation has been
                                    developed and tested in in vitro
                                    (laboratory) studies, in vivo (human)
                                    bioequivalence studies are conducted which compare the generic formulation to the brand-name drug. Because bioequivalence studies can be relatively expensive to perform, the Company may conduct a preliminary bioequivalence study (pilot study) in which a small batch of the product is manufactured for testing in a limited number of humans.

-          BIOEQUIVALENCE           If the formulation yields a blood level
            STUDIES                 profile comparable to the brand-name drug,
                                    full-scale bioequivalence studies may be performed, which require the manufacture of at least 100,000 dosage units and usually involve 24 or more human subjects. These studies are conducted to determine the plasma concentrations of the drug in human subjects under fasted and fed conditions as well as under multiple dose administration.
                                    If successful, the studies will demonstrate that the rate and extent of absorption of the generic version is equivalent to that of the brand-name drug. If the studies demonstrate that the blood level profiles of the generic product are not comparable to the brand-name drug, the formulation will either be modified or the drug delivery technology, if there is one, will be altered. In some cases, the project may be abandoned.




-          ANDA FILING              After a generic formulation has been shown
                                    to be bioequivalent to the brand-name drug, an ANDA is prepared for submission to the FDA. This ANDA includes the results of the bioequivalence studies and other data such as in vitro specifications for the generic formulation, stability data, analytical data, methods validation and manufacturing procedures and controls. See "- Government
                                    Regulation".

PATENTS AND PROPRIETARY RIGHTS

         The Company believes that patent and trade secret protection, particularly of its drug delivery and formulation technologies, is important to its business and that its future will depend in part on its ability to obtain patents, maintain trade secret protection and operate without infringing the proprietary rights of others.

         The Company has obtained two patents in respect of its core Geomatrix technologies. The first patent, issued in Europe, the United States, Australia, Canada and New Zealand, will expire in 2002 in Australia and New Zealand, 2005 in Italy, 2006 in the rest of Europe, Japan and the United States, and 2009 in Canada. The second patent will expire in 2010 in Europe and 2012 in the United States. These two patents cover a variety of different swellable and gellable polymers for the core of a tablet containing an active drug and various surfaces covering the core.

         In addition, the Company has obtained four patents in the United States and five patents in Italy in respect of more recent innovations and modifications to its core Geomatrix technologies. These patents will begin to expire in 2010. Patent applications in respect of such innovations and modifications have been filed mainly in Europe, Canada and Japan, but are still pending. The Company has filed two further patent applications in Europe, the United States, Canada, Australia and New Zealand in respect of further applications and variations of its core Geomatrix technologies. These patents have been approved in New Zealand and are currently pending in the other jurisdictions. A third patent application has also been filed in Italy. The patent applications are still pending.

         In December 1995, the Company filed a patent application in Switzerland for its DPI. In December 1996, this patent application was also filed in other parts of Europe, the United States, Canada, Japan and South Africa. The patent applications cover the device itself, as well as several of the structural elements and features incorporated therein. The patent applications are still pending. The Company expects to apply for additional patents in the U.S. and other jurisdictions in the future.

         The Company relies on a combination of technical leadership, patent, trade secret, copyright and trademark protection and nondisclosure agreements to protect its proprietary rights. As of November 1, 1998, SkyePharma Inc. owned or had exclusive rights to 11 issued or allowed United States patents, 12 pending United States patent applications, 48 issued foreign patents and 49 pending foreign applications on file covering various aspects of its drug delivery technology. The Company intends to file additional patent applications in the future. There can be no assurance that the Company will be issued any additional patents or that, if any patents are issued, they will provide the Company with significant protection or will not be challenged. Even if such patents are enforceable, the Company anticipates that any attempt to enforce its patents would be time consuming and costly. Moreover, the laws of some foreign countries do not protect the Company's proprietary rights in the products to the same extent as do the laws of the United States. The United States Patent and Trademark Office has instituted changes to the United States patent law including changing the term to 20 years from the date of filing for applications filed after June 8, 1995. The Company cannot predict the effect that such changes on the patent laws may have on its business, or on the Company's ability to protect its proprietary information and sustain the commercial viability of its products.

         In February 1994, SkyePharma Inc. entered into an assignment agreement with the Research Development Foundation, pursuant to which the Research Development Foundation assigned to SkyePharma Inc. exclusive rights to certain intellectual property relating to DepoFoam, including corresponding patents and patent applications for such property. SkyePharma Inc. is obligated under the assignment agreement to prosecute certain patent applications and maintain issued patents relating to the assigned intellectual property. The term of the assignment agreement extends through the life of the last to expire of the patents or patent applications included in the assigned intellectual property. The Research Development Foundation retains the right to terminate the agreement or to convert the exclusive nature of the rights granted under the agreement into a nonexclusive license in the event that SkyePharma Inc. does not satisfy its contractual obligations, including making certain minimum annual payments. Additional termination events include bankruptcy, an uncured material breach of the agreement or a contest by SkyePharma Inc. of the patents included in the assigned intellectual property. The termination of the assignment agreement or the conversion of its exclusive nature to a nonexclusive agreement would have a material adverse effect on the Company.

         There can be no assurance that the Company's patents or any future patents will prevent other companies from developing similar or functionally equivalent products. Furthermore, there can be no assurance that (1) any of the Company's future processes or products will be patentable, (2) any pending or additional patents will be issued in any or all appropriate jurisdictions, (3) the Company's processes or products will not infringe upon the proprietary rights of third parties, or (4) the Company will have the resources necessary to protect its patent rights against third parties. The inability of the Company to protect its patent and proprietary rights or the infringement by the Company of the patent or proprietary rights of others could have a material adverse effect on the Company's business, financial condition or results of operations.

         The Company also relies on trade secrets and proprietary know-how which it seeks to protect, in some cases through confidentiality clauses in agreements with its employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

         There has been substantial litigation in the pharmaceutical, biomedical and biotechnology industries with respect to the manufacture, use and sale of new products that are the subject of conflicting patent rights. Most of the brand name controlled-release products of which the Company is developing generic versions are covered by one or more patents. Under the Waxman-Hatch amendments, when a drug developer files an ANDA for a generic drug, and the developer believes that an unexpired patent, which has been listed with the FDA as covering that brand name product, will not be infringed by the developer's product or is invalid or unenforceable, the developer must so certify to the FDA. That certification must also be provided to the patent holder, who may challenge the developer's certification of non-infringement, invalidity or unenforceability by filing a suit for patent infringement. If a suit is filed within 45 days of the patent holder's receipt of such certification, the FDA can review and approve the ANDA, but is precluded from granting final marketing approval of the product until a final judgment in the action has been rendered or 30 months from the date the certification was received, whichever is sooner. Should a patent holder commence a lawsuit with respect to alleged patent infringement by the Company, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict. The Company evaluates the probability of patent infringement litigation with respect to its ANDA submissions on a case by case basis. The delay in obtaining FDA approval to market the Company's product candidates as a result of litigation, as well as the expense of such litigation, whether or not the Company is successful, could have a material adverse effect on the Company's business, financial condition or results of operations.

MANUFACTURING

         The Company presently manufactures three Geomatrix products, Cordicant-Uno, Diclofenac-ratiopharm-uno and Madopar DR, and produces bio-batches for its collaborative partners. All of the present Geomatrix manufacturing operations take place at the Company's 3,435 square meter (36,961 square feet) facility in Muttenz, Switzerland. Historically, the chief limiting factor on the Company's manufacturing ability has been the lack of suitable space at its Muttenz site.

         To address this problem, in January 1997, the Company acquired an approximately 17,000 square meter (183,000 square feet) pharmaceutical manufacturing and production facility and an approximately 2,400 square meter (25,850 square feet) adjoining office complex near Lyon, France by acquiring 100% of the issued and outstanding share capital of Laboratories Novalis Production SAS ("Novalis"), a French company, from Wyeth-Lederle, a wholly-owned subsidiary of AHP, for a total consideration, excluding acquisition expenses, of two French francs and the assumption of liabilities in the amount of L891,000 arising out of a loan from Wyeth-Ayerst International, which is also a wholly-owned subsidiary of AHP. After the acquisition, Novalis changed its name to Jago Production SAS.

         The terms of the acquisition allow the Company to gradually transfer manufacturing activities into the new facility over a three-year period without assuming all of the operating costs of the facility up front. The Company packages certain pharmaceutical products and other products ("Contract Products") on behalf of certain subsidiaries of AHP. The current manufacturing space is sufficient to allow the Company to continue to package the Contract Products on behalf of AHP and to install the Company's own manufacturing suite. The facility is in compliance with cGMP with respect to the packaging operations and it has European regulatory approval to package the Contract Products. The agreement expires on December 31, 1999, subject to AHP's right to extend the term for up to three months.

         AHP's subsidiaries compensate the Company on a sliding scale of 100%, 85% and 50% during the first, second and third year of the agreement, respectively (subject to accelerated phasing-out of the Contract Products by mutual agreement), for the costs of operating the Lyon facility. AHP's subsidiaries are responsible for the registration of the Contract Products with all proper health, customs, and other authorities under applicable law, but the Company furnishes assistance to AHP's subsidiaries from time to time in connection with their filing of documentation as is necessary for such registrations.

         The Company agreed to the continued employment of certain members of management of the Lyon facility for the entire three-year period of the agreement unless there is serious cause (faute grave) or other circumstances that materially affect the proper management and direction of the Lyon facility or the proper performance of the agreement. In addition, the Company agreed to assume responsibility for 109 employees of the facility. The Company assumed the pension liability of the employees and recorded a provision for retirement commitments based upon an actuarial valuation at the date of the acquisition.

         The Company has substantially completed its Geomatrix manufacturing suite in the Lyon facility at a capital cost of approximately L6.3 million. This facility will be used to manufacture products for collaborative partners and for the Company. The facility will enable the Company to manufacture its own products in addition to contracting with third parties. The Muttenz facility will, however, remain the Company's principal research and development and laboratory facility for Geomatrix and pulmonary products. Only the current manufacturing and large pilot batch operations will be transferred to the Lyon facility. Pilot batch operations began in November 1997 in the Lyon facility and full scale commercial manufacturing is expected to commence in the second half of 1999.

         The Lyon facility was designed and built for drug production in 1993 by American Cyanamid but was used instead for packaging activities. The Company believes that it has substantially brought the facility into compliance with cGMP and FDA standards at a cost of approximately L0.5 million. The
Company has hired a firm of U.S. FDA consultants to oversee the process. The FDA has inspected the Lyon facility and notified the Company that it plans to approve the Lyon facility for commercial manufacturing of Naproxen. This does not imply FDA approval of Naproxen. There can be no assurance, however, that the Lyon facility will ultimately be found to be in compliance with cGMP or other regulatory requirements for the purposes for which the Company plans to use the facility. Failure to comply could result in significant delays in the Company's planned manufacturing efforts. The Company also could incur significant additional expense in bringing the facility into compliance with cGMP or other regulatory requirements.

         The Company currently has only a limited number of personnel experienced in the commercial manufacture of pharmaceuticals. Accordingly, before the Company commences manufacturing its product candidates in commercial quantities, significant expenditures and additional personnel will be required. There can be no assurance that the Company will be able to establish a successful manufacturing operation.

         In connection with its collaborative arrangements, the Company intends to maintain exclusive formulation and manufacturing rights to any DepoFoam encapsulated drugs, including products of corporate partners, and expects to receive compensation based on both manufacturing costs of the product and the value added by the Company to the partner's product. The Company is currently manufacturing DepoCyt for commercial distribution and sale following approval of this drug in April 1999. Manufacturing is in a 14,400 sq.ft. facility built for this purpose. This facility complies with current good manufacturing practice regulations and has been approved for the manufacture of DepoCyt by the FDA and licensed for drug manufacturing by the State of California. Clinical trial materials are also manufactured in this facility. The Company must undergo and pass a pre-approval inspection for many countries outside the U.S. in which applications to obtain marketing approval may be filed. Prior to marketing DepoCyt (and any other drugs) outside the United States, the Company will need to meet applicable regulatory standards, achieve prescribed product quality and reach necessary levels of production of such products and obtain marketing approvals.

         In addition, SkyePharma Inc. occupies an 82,000 square foot facility housing its administrative, research and development and future manufacturing activities. Effective June 1999, the Company subleased to a third party approximately 14,900 square feet of this facility. Prior to commencing commercial manufacturing operations from this facility, the Company will need to comply with additional and necessary validation, regulatory and inspection requirements.

         To date, SkyePharma Inc. has relied on a particular method of manufacture which involves processes known only to SkyePharma Inc. There can be no assurance that this method will be applicable to all pharmaceuticals the Company desires to commercialize. Further, the yield of DepoFoam product may be highly variable for different drugs. Finally, the Company will need to successfully meet any manufacturing challenges associated with the characteristics of the drug to be encapsulated. The physical and chemical stability of the DepoFoam formulation may vary with each drug over time and under various storage conditions. There can be no assurance that the manufacturing process will result in economically viable yields of product or that it will produce formulations of therapeutic products sufficiently stable under suitable storage conditions to be commercially useful.

         In the event that the Company decides to pursue alternative manufacturing methods for some or all of its injectible drugs utilizing DepoFoam, there can be no assurance that these methods will prove to be commercially practical or that the Company will have or be able to acquire rights to use such alternative methods.

PRODUCT AND RAW MATERIAL SUPPLY

         The Company's third-party drug developers rely on certain suppliers of key raw materials. Certain of those materials are purchased from single sources and others may be purchased from single sources in the future. Although the Company has no reason to believe that it will be unable to procure adequate supplies of such raw materials on a timely basis, disruptions in supplies, including delays due to the inability of the Company or its manufacturers to procure raw materials, would have a material adverse effect on the Company's generic business. There can be no assurance that the Company will be able to obtain adequate supplies of manufactured products in a timely fashion, or at all.

         The principal components used in the Company's generic product candidates are active and inactive pharmaceutical ingredients and certain packaging materials. Source suppliers for materials for the Company's products must be approved by the FDA, and in some instances only one source supplier may be available or approved for certain materials. Development and approval of the Company's products are dependent upon the Company's ability to procure active and inactive ingredients and certain packaging materials from FDA-approved sources. FDA approval of a new supplier would be required if such active and inactive ingredients or packaging materials were no longer available from an initially approved supplier. The qualification of a new supplier would delay the manufacture of the drug involved. The Company's policy is to seek a second qualifying source of raw materials for all of its product candidates.

         Two of the Company's generic product candidates, which are in early stages of formulation, require substances which are classified as Scheduled Drugs by the DEA. The DEA has determined that these drugs have a high potential for abuse and could lead to severe psychological or physical dependence. The DEA controls the national production and distribution of certain Scheduled Drugs in the U.S. by allocating production quotas based, in part, upon the DEA's view of national demand. The Company's generic product candidates, which are in early stages of formulation, may not be successfully formulated and if successfully formulated the Company might not be able to obtain commercial quantities of the raw materials or obtain the required licenses from the DEA.

         Although the Company does not presently anticipate encountering difficulty in obtaining materials, and sources of supply are considered adequate for the Company's current requirements, there can be no assurance that the Company will be able to obtain materials as required.

         The Company currently relies on a limited number of suppliers to provide the materials used to manufacture its DepoFoam products. Some of these materials are purchased only from one supplier. In the event the Company could not obtain adequate quantities of necessary materials from its existing suppliers, the Company might not be able to access alternative sources of supply within a reasonable period of time or at commercially reasonable rates. Regulatory requirements for pharmaceutical products tend to make the substitution of suppliers costly and time-consuming. The unavailability of adequate commercial quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of materials could have a material adverse effect on the Company's ability to manufacture and market its products.

GENERIC DRUG SALES AND MARKETING

         Prior to December 1998, the Company's strategy for the sale and distribution of its generic pharmaceutical product candidates was to implement marketing strategies through its U.S. subsidiary, Brightstone.

         In December 1998, the Company reached the conclusion that it is unlikely to maximize the value of its generic pharmaceutical product candidates using its own marketing resources. The Company has therefore decided to discontinue its own generic drug sales and marketing operations in the U.S. Management of the Company believes that the discontinuance of its generic sales and marketing operations, together with the planned integration of Brightstone's clinical development and finance functions with SkyePharma Inc., may provide opportunities to achieve annual cost savings of up to $3.5 million. The Company recorded a one-time charge in connection with this restructuring of approximately L1.3 million in 1998.

         The Company's current strategy is to seek one or more strategic collaborative partners who already have significant and complementary U.S. generic marketing capability to sell and distribute its generic candidates in the U.S. The Company has signed one licensing agreement in respect of one of the generic product candidates and is currently evaluating options, including the licensing out of, or co-marketing partnerships in respect of the balance of its generic candidates in the U.S. and other non-U.S. markets where appropriate. It is expected that such development partners will also fund a significant element of on-going research and development in respect of those products still in development.

JOINT VENTURE WITH GENTA

         The Company has a Joint Venture with Genta to develop Geomatrix controlled-released formulations of a range of drugs that have lost, or are about to lose, marketing exclusivity or patent protection. The Joint Venture was established in 1992. Pursuant to a working capital agreement, Genta funds the Joint Venture's operations. For its part, Jago contributed to the Joint Venture licenses to the Geomatrix technologies to develop controlled release formulations for an agreed upon list of off-patent (or soon to be off-patent) drugs. All of the development work in respect of the products in the Joint Venture is performed by Jago at its research facility in Muttenz, Switzerland.

         The Joint Venture was structured such that funding from Genta was made in the form of working capital loans that bear interest and by their terms were to be repaid in full in October 1998, or earlier in the event certain revenues were received by the Joint Venture from third parties. If any products in the Joint Venture were successfully developed and commercialized, the Joint Venture was obligated to repay the outstanding working capital loan to Genta and pay Jago a predetermined royalty on net sales of such products. Following such payments, all earnings of the Joint Venture were to be shared equally by Jago and Genta.

         The Joint Venture gained rights from Jago to develop, commercialize and manufacture Geomatrix versions of approximately 50 additional products. In October 1996, as a result of ongoing financial difficulties being experienced by Genta, the Company acquired from the Joint Venture the licenses to the Geomatrix technologies in respect of what it considered to be the six most commercially viable compounds in the product portfolio referred to. The products include AB-rated diclofenac (Voltaren-XR), AB-rated naproxen (Naprelan) and AB-rated verapamil HCI (Covera HS). The Company paid $1 million to the Joint Venture in consideration of this and agreed to make additional payments if specified development milestones are achieved on a product by product basis. In addition, the Company agreed to assume the research and development costs of formulating the new products. If such products are successfully formulated and approved, the Company expects that they would be marketed in the United States by licensing partners. Not all of these products are currently in active development.

         Over recent years Genta has been unwilling or unable to meet its funding obligations to the Joint Venture in the opinion of the Company. In May 1997 Jago served formal notices of default on the Joint Venture under various agreements it has with the Joint Venture, with respect to amounts due and outstanding under these agreements. The Joint Venture has not formally replied to these notices of default nor cured the claimed breaches of contract pursuant to the relevant provisions of the agreements. Since that time Genta and the Company have been involved in negotiations to resolve all issues on an amicable basis. Consequently on March 4, 1999, an agreement was signed between the Company and Genta concerning the future operation of the Joint Venture. Under the terms of this agreement existing balances between the Joint Venture company and the parent companies are to be waived. These are principally unpaid development cost invoices due to the Company and the loan notes due to Genta. In addition, Genta is released from future funding obligations.

         The Company becomes responsible for all obligations under existing development and license agreements between the Joint Venture and third parties and the Company is solely responsible for the future development, marketing, distribution, manufacturing and funding of future Joint Venture products.

         The Joint Venture's share of any future revenues arising from products originating from the Joint Venture will be shared between the parent companies according to a distribution schedule which allows for payment of sums which give recognition to the working capital advances made by Genta before reverting to a 50/50 share. The intent is to ensure that the rights of the parties, pre-existing the agreement, are fully compensated.

         The agreement relating to the Joint Venture will be accounted for in 1999. The Company does not consider it will suffer any material adverse financial consequences from its implementation of the agreement.

COMPETITION

         The pharmaceutical industry is highly competitive and is affected by new technologies, governmental regulations, health care legislation, availability of financing and other factors. Many of the Company's competitors have longer operating histories and greater financial, marketing and other resources than the Company.

         The Company expects that it will be subject to competition from numerous other entities that currently operate, or intend to operate, in the pharmaceutical industry. These include companies that are engaged in the development of controlled-release technologies and products, as well as other pharmaceutical manufacturers that may decide to undertake in-house development of these products.

         In its generic pharmaceutical distribution business, the Company will compete with a number of large wholesalers and other distributors of generic pharmaceuticals, many of which have substantially greater financial, marketing and other resources than the Company. Typically, selling prices of immediate-release and injectable drugs have declined and profit margins have narrowed after generic equivalents of brand name products are introduced and the number of competitive products has increased. Similarly, the maintenance of particular levels of profitability for the Company's generic controlled-release products will depend, in large part, on the Company's ability to introduce new products before its competitors and on the intensity of competition with respect to existing products.

         As the pharmaceutical industry continues to consolidate and as pressures increase for cost-effective research and development, some pharmaceutical companies have reduced and may continue to reduce their funding of research and development. Competition for limited client financing may therefore increase, and this competition could include the clients' internal research and development programs, other drug delivery programs and other technologies and products of third parties.

GOVERNMENT REGULATION

         All drugs and medical devices, including the Company's products under development, are subject to extensive regulation in the United States and Europe, the Company's two principal markets. In the United States, the primary regulatory body is the FDA, although to a lesser extent state and local authorities are also involved in the regulatory process. In Europe, each country has its own regulatory agency. In both the United States and Europe, the applicable regulations govern or influence the development, testing, manufacture, safety, labeling, storage, record keeping, approval, advertising, promotion, sale and distribution of prescription pharmaceutical products. Pharmaceutical manufacturers are also subject to certain record keeping and reporting requirements, establishment registration and product listing and agency inspections.

         UNITED STATES

         The federal Food, Drug and Cosmetics Act ("FDCA"), the Public Health Services Act, the Controlled Substances Act and other federal statutes and regulations govern or influence all aspects of the Company's business. Noncompliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, injunctive actions and criminal prosecutions. In addition, administrative or judicial actions can result in the recall of products, and the total or partial suspension of the manufacturing of products, as well as the refusal of the government to approve pending applications or supplements to approved applications. The FDA also has the authority to withdraw approvals of drugs in accordance with statutory due process procedures.

         FDA approval is required before any dosage form of any new unapproved drug, including a generic equivalent of a previously approved drug, can be marketed. All applications for FDA approval must contain information relating to evidence of safety and efficacy or bioequivalence to a listed reference drug, product formulation, stability, manufacturing processes, packaging, labeling and quality control. In addition, acts of foreign governments may affect the price or availability of raw materials needed for the development or manufacture of generic drugs.

         ANDA PROCESS

         The Drug Price Competition and Patent Restoration Act of 1984, known as the Waxman-Hatch Act, established abbreviated application procedures for obtaining FDA approval for those drugs which are off-patent and whose non-patent exclusivity under the Waxman-Hatch Act has expired and which are shown to be bioequivalent to brand-name drugs. Approval to manufacture these drugs is obtained by filing an ANDA. An ANDA is a comprehensive submission which generally must contain data and information pertaining to the bioequivalence of the drug covered by the ANDA to a referenced listed drug, formulation specifications, stability data, analytical data, methods and manufacturing validation data and quality control procedures. As a substitute for clinical studies, the FDA requires data indicating that the ANDA drug formulation is bioequivalent to a previously approved NDA drug. In order to obtain an ANDA approval of a strength or dosage form which differs from the referenced brand-name drug, an applicant must file and have granted an ANDA Suitability Petition. A product is not eligible for ANDA approval if it is not bioequivalent to the referenced brand-drug or if it is intended for a different use. However, such a product might be approved under a Section 505(b)(1) or (b)(2) NDA with supportive data from clinical trials.

         The advantage of the ANDA approval process is that an ANDA applicant generally can rely upon bioequivalent data in lieu of conducting preclinical testing and clinical trials to demonstrate that a product is safe and effective for its intended use(s). The Company intends to file ANDAs to obtain approval to manufacture and market its generic products. No assurance can be given that ANDAs or other abbreviated applications will be suitable or available for the Company's products, or that the Company's proposed products will receive FDA approval on a timely basis, if at all. While the FDCA provides for a 180-day review period, the Company believes the average length of time between initial submission of an ANDA and receiving FDA approval is at least two years.

         While the Waxman-Hatch Act established the ANDA, it has also fostered pharmaceutical innovation through such incentives as market exclusivity and patent restoration. The Waxman-Hatch Act provides two distinct market exclusivity provisions which either preclude the submission or delay the approval of a competitive drug application. A five-year marketing exclusivity period is provided for new chemical compounds and a three-year marketing exclusivity period is provided for applications containing new clinical investigations essential to the approval of the application. The non-patent marketing exclusivity provisions apply equally to patented and non-patented drug products. Any entitlement to patent marketing exclusivity under the Waxman-Hatch Act is based upon the term of the original patent plus any patent extension granted under the Waxman-Hatch Act as compensation for reduction of the effective life of a patent as a result of time spent by the FDA in reviewing the innovator's NDA. The patent and non-patent marketing exclusivity provisions do not prevent the filing or the approval of a full Section 505(b)(1) NDA. Additionally, the Waxman-Hatch Act provides 180-day marketing exclusivity against effective approval of another ANDA for the first ANDA applicant who (a) submits a certification challenging a listed patent as being invalid or not infringed and (b) successfully defends in court any patent infringement action based on such certification.

         NDA PROCESS

         An NDA is a filing submitted to the FDA to obtain approval of a new drug or a new formulation of an existing drug and must contain complete pre-clinical and clinical safety and efficacy data or a right of reference to such data. Before dosing a new drug in healthy human subjects or patients may begin, stringent government requirements for preclinical data must be satisfied. The pre-clinical data, typically obtained from studies in animal species, as well as from laboratory studies, are submitted in an Investigational New Drug ("IND") application, or its equivalent in countries outside the United States, where clinical trials are to be conducted. The preclinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initiation of clinical trials.

         Clinical trials are typically conducted in three sequential phases, although the phases may overlap. The Company typically enters into collaborative agreements with its pharmaceutical partners after the completions of Phase I and Phase II trials. In Phase I, which frequently begins with the initial introduction of the compound into healthy human subjects prior to introduction into patients, the product is tested for safety, adverse effects, dosage, tolerance, absorption, metabolism, excretion and other elements of clinical pharmacology. Phase II typically involves studies in a small sample of the intended patient population to assess the efficacy of the compound for a specific indication, to determine dose tolerance and the optimal dose range as well as to gather additional information relating to safety and potential adverse effects. Phase III trials are undertaken to further evaluate clinical safety and efficacy in an expanded patient population at typically dispersed study sites, in order to determine the overall risk-benefit ratio of the compound and to provide an adequate basis for product labeling. Each trial is conducted in accordance with certain standards under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND.

         Data from preclinical testing and clinical trials are submitted to the FDA as an NDA for marketing approval. The process of completing clinical trials for a new drug is likely to take several years and require the expenditure of substantial resources. Preparing an NDA or marketing authorization application involves considerable data collection, verification, analysis and expense, and there can be no assurance that approval from the FDA will be granted on a timely basis, if at all. The approval process is affected by a number of factors, primarily the risks and benefits demonstrated in clinical trials as well as the severity of the disease and the availability of alternative treatments. The FDA may deny an NDA or marketing authorization application if the regulatory criteria are not satisfied, or such authorities may require additional testing or information.

         Even after initial FDA approval has been obtained, further studies, including Phase IV post-marketing studies, may be required to provide additional data on safety and will be required to provide approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. Also, the FDA or other regulatory authorities require post-marketing reporting to monitor the adverse effects of the drug. Results of post-marketing programs may limit or expand the further marketing of the products. Further, if there are any modifications to the drug, including changes in indication, manufacturing process or labeling or a change in manufacturing facility, an application seeking approval of such changes must be submitted to the FDA or other regulatory authority. Additionally, the FDA regulates post-approval promotional labeling and advertising activities to assure that such activities are being conducted in conformity with statutory and regulatory requirements. Failure to adhere to such requirements can result in regulatory actions which could have a material adverse effect on the Company's business, results of operations and financial condition.

         The FDCA provides for NDA submissions that may rely in whole or in part on publicly available clinical data on safety and efficacy under section 505(b)(2) of the FDCA. The Company and its collaborative partners may be able to rely on existing publicly available safety and efficacy data in filing NDAs for extended-release products when such data exist for an approved immediate-release version of the same chemical entity. However, there is no guarantee that the FDA will accept such applications under section 505(b)(2), or that such existing data will be publicly available or useful. Further, utilizing the section 505(b)(2) application process is uncertain, because neither the Company nor the FDA have had significant experience with it. Additionally, under the Prescription Drug User Fee Act of 1992 (the "PDUFA"), all NDAs require the payment of a substantial fee upon filing, and other fees must be paid annually after approval. Under the PDUFA, there are circumstances when waivers may be granted to the payment of user fees. No assurances exist that, if approval of an NDA is required, such approval can be obtained in a timely manner, if at all.

         OTHER REGULATION

         The Prescription Drug Marketing Act ("PDMA"), which amends various sections of the FDCA, imposes requirements and limitations upon drug sampling and prohibits states from licensing wholesale distributors of prescription drugs unless the state licensing program meets certain federal guidelines that include, among other things, state licensing of wholesale distributors of prescription drugs under federal guidelines that include minimum standards for storage, handling and record keeping. In addition, the PDMA sets forth civil and criminal penalties for violations of these and other provisions. Various sections of the PDMA are still being implemented by the FDA and the states. Nevertheless, failure by the Company's distributors to comply with the requirements of the PDMA could have a material adverse effect on the Company's business, results of operations and financial condition.

         Manufacturers of marketed drugs must comply with cGMP regulations and other applicable laws and regulations required by the FDA, the Environmental Protection Agency, the Drug Enforcement Agency, the HPB in Canada, the EMEA/CPMP in the European Union and other regulatory agencies. Failure to do so could lead to sanctions, which may include an injunction suspending manufacturing, the seizure of drug products and the refusal to approve additional marketing applications. The Company seeks to ensure that any third party with whom it contracts for product manufacturing will comply with cGMP. The FDA conducts periodic inspections to ensure compliance with these rules. However, there can be no assurance that any such third parties will be found to be in compliance with cGMP standards. Any such non-compliance could result in a temporary or permanent interruption in the development and testing of the Company's planned products or in the marketing of approved products, as well as increased costs. Such non-compliance could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, SkyePharma Inc.'s manufacturing facility located in San Diego, California is regulated by the State of California, Department of Health Services, Food and Drug Branch, and the U.S. Drug Enforcement Administration.

         EUROPEAN REGULATION

         In Europe, each member state of the European Union has its own individual licensing system. In the United Kingdom this role is performed by the Medicines Control Agency of the Department of Health. However, since January 1995, companies have been able to apply to the European Medicines Evaluation Agency for a single product license and marketing authorization that is recognized in all Member States. This process involves a single filing and a single fee. However, the older system, operated by the Committee for Proprietary Medical Products, whereby a product that receives marketing authorization in one Member State can apply for authorization by mutual recognition in at least two other Member States, is still in operation.

         In addition to the above forms of regulation, price constraints on pharmaceutical products exist in most countries either through governmental regulation or pressure from healthcare organizations. In some countries, governments or governmental agencies are substantial purchasers of human healthcare products and this also imposes an indirect form of regulation on the industry.

EMPLOYEES

         As of December 31, 1998, the Company had 274 employees, of whom 34 were involved in corporate management and administration and 26 were involved in marketing operations. The Company had 99 employees in its research and pharmaceutical development operations and 115 in manufacturing operations. The Company's employees include approximately 94 scientists, of whom 32 hold Ph.D.s, masters or medical degrees.

         In addition, as of December 31, 1998, SkyePharma Inc. had approximately 61 full-time employees, including 53 in research, development and operations, and 8 in finance and administration. Of these employees, 18 hold advanced degrees, of which 12 are M.D.s or Ph.D.s. SkyePharma Inc.'s employees are not represented by any collective bargaining agreements, and SkyePharma Inc. has never experienced a work stoppage.

RISK FACTORS

RISK FACTORS RELATING TO THE DRUG DEVELOPMENT INDUSTRY

         The Company is exposed to certain risks that arise from the activity of developing and manufacturing drug products.

EXTENSIVE GOVERNMENT REGULATION MAY CAUSE INCREASED COSTS AND DELAYS IN DEVELOPING AND MARKETING PRODUCTS

         The Company is subject to extensive government regulation. The FDA and European and other national regulatory authorities require rigorous preclinical testing, clinical trials and other approval procedures for human drugs. Numerous regulations also govern the manufacturing, safety, labeling, storage, record keeping, reporting and marketing of human drugs. These requirements vary widely from country to country and the time required to complete preclinical testing and clinical trials and to obtain regulatory approvals to sell drugs is uncertain. The process of obtaining these approvals and complying with applicable government regulations is time consuming and expensive. If the FDA or other national regulatory authorities require additional clinical trials, the Company could face increased costs and significant development delays before the Company will be able to sell its products commercially. In addition, changes in regulatory policy or additional regulations adopted during product development could also result in delays or rejections.

         All of the improved outcome and new Geomatrix products that the Company develops will require a new drug application filing with the FDA before they can be marketed in the United States. Based on current practice, the Company expects that it will take approximately two years from the date of filing for the FDA to approve a new drug application for a Geomatrix product formulation, although the Company cannot predict the exact time required with any certainty.

         In addition, all of the AB-rated generic drugs that the Company is developing require an abbreviated new drug application filing with the FDA. Patent certification requirements for generic controlled-release drugs could result in significant delays in obtaining FDA approval if patent infringement litigation is instituted by the holder of the brand name patents. Delays in obtaining FDA approval of such applications can also result from a marketing exclusivity period or an extension of patent terms available for brand name drugs. If SkyePharma generic drugs are ineligible to use abbreviated application procedures, as would be the case with any controlled-release versions of immediate-release generic drugs that the Company developed, the FDA approval process may require time consuming and expensive clinical studies.

         DepoFoam products are at an early stage of development. In March 1999, DepoCyt was approved by the FDA for lymphoma. The Company cannot be certain that it will obtain further regulatory approvals of any of such products. To date, only three potential DepoFoam products have been subjected to human testing. Potential DepoFoam products will require expensive and lengthy testing and regulatory clearances before they can be sold commercially. DepoFoam products may not prove safe and effective in clinical trials, meet applicable regulatory standards, or be capable of being made at acceptable cost or successfully commercialized. In addition, preclinical or clinical testing may not accurately predict safety or effectiveness in broader human use. Unexpected delays in the regulatory approval process may also occur. Even if the FDA and other regulatory authorities approve potential DepoFoam products for marketing, the products still may not achieve broad market acceptance.

COMPETITION AND TECHNOLOGICAL CHANGE MAY RENDER THE COMPANY'S PRODUCTS OR TECHNOLOGIES UNCOMPETITIVE OR OBSOLETE

         The drug development industry is highly competitive and rapidly evolving, with significant developments expected to continue at a rapid pace. The Company's success will depend on maintaining a competitive position and developing efficient and cost-effective products and technologies. The Company's products will compete with other drugs and methods for delivering drugs. The Company cannot be certain that any of its products will have advantages that will be significant enough to cause medical professionals to use them. New drugs or further development in alternative drug delivery methods may provide greater benefits or may offer comparable performance at lower cost than the Company's methods. The Company cannot be certain that developments by other companies will not render its products or technologies uncompetitive or obsolete.

         Many of the Company's competitors have longer operating histories and greater financial, marketing and other resources. Such competitors may prove to be more successful in developing competing technologies, obtaining regulatory approvals and marketing their products than SkyePharma because of greater financial resources, stronger sales and marketing teams or other factors.

         The Company will face a variety of competitors with respect to the products it is developing under its collaborative arrangements with leading pharmaceutical companies. Specifically,

         - products developed and produced by such collaborative arrangements may compete with products produced internally by one or more of the Company's other collaborative partners;

         - proprietary and generic products developed and produced by such collaborative arrangements may face competition from generic substitutes produced by other companies; and

         - generic products developed and produced by the Company may compete against branded products produced by one or more of the Company's collaborative partners.

         Due to the Company's reliance on the important financial and technological contributions made by the Company's pharmaceutical company partners, any of these outcomes could adversely affect the Company's business.

THE COMPANY'S BUSINESS MAY GIVE RISE TO PRODUCT LIABILITY CLAIMS NOT COVERED BY INSURANCE OR INDEMNIFICATION

         The design, development and manufacture of the Company's products involve an inherent risk of product liability claims.

         The Company has not obtained product liability insurance in respect of the improved outcome or new pharmaceutical products the Company is developing in conjunction with the Company's collaborative partners; the Company relies on indemnity provisions in its agreements with such partners to protect the Company against the possibility of product liability claims. However, the Company maintains product liability insurance in respect of all products that had been marketed in its generic drug distribution business in the United States.

         The Company has obtained clinical trial product liability insurance for current human clinical trials involving DepoFoam products and product liability insurance for the commercial sale of DepoCyt. The Company intends to obtain insurance for future clinical trials of other DepoFoam products under development and for potential product liability associated with the commercial sale of other DepoFoam products. The Company cannot be certain, however, that it will be able to obtain or maintain insurance for any of its future clinical trials or commercial products.

         The Company believes that its product liability insurance, together with the indemnity provisions in its collaborative agreements, is adequate for current operations. However, the coverage limits of the Company's insurance or the indemnity provisions in the Company's collaborative agreements may not be adequate to cover all potential claims. Product liability insurance, especially in respect of the Company's U.S. operations, is expensive and may be difficult to maintain. In addition, product liability insurance may not be available to the Company in the future on commercially reasonable terms, if at all. A successful claim against the Company in excess of the Company's insurance coverage or outside the scope of the indemnity given by its collaborative partners could adversely affect the business.

THE COMPANY'S REVENUES MAY BE REDUCED AND COSTS INCREASED AS A RESULT OF THIRD-PARTY PAYOR COST CONTAINMENT MEASURES

         The Company's ability to achieve profitability in its businesses depends in part on the extent to which appropriate levels of reimbursement for products and related treatments are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations. These third-party payors are increasingly challenging the pricing of pharmaceutical products. The trend toward managed healthcare in the United States and the growth of organizations such as health maintenance organizations in the United States could significantly influence the purchase of pharmaceutical products, resulting in lower prices and reduced demand for the Company's products under development. Such cost containment measures could affect the Company's ability to sell products under development and may adversely affect the Company.

HEALTH CARE REFORM MEASURES PROPOSALS MAY ADVERSELY AFFECT THE COMPANY'S
BUSINESS

         The efforts of governments to contain or reduce the cost of health care will continue to affect the business and financial condition of drug companies. A series of health care reform proposals announced in recent years have created uncertainty that could adversely affect the Company's ability to raise funds and to identify and reach agreements with potential partners. If such proposals are eventually adopted, business could be adversely affected. Furthermore, the Company's ability to commercialize potential DepoFoam products may be adversely affected to the extent that such proposals have an adverse effect on the business, financial condition and profitability of other companies that are current or prospective collaborators for some of such products.

THE COMPANY MAY NOT ACHIEVE FUTURE PROFITABILITY

         The Company has not generated any earnings to date from its pharmaceutical operations and has incurred substantial net losses in its recent fiscal years. As of December 31, 1998 the Company had accumulated consolidated shareholders' funds of L6.2 million. The Company expects negative cash flow and net losses to continue at least through 1999. The time required to reach profitability is highly uncertain and the Company cannot assure that it will be able to achieve profitability, or sustain profitability if it is attained. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations".

         The Company's future profitability will depend, among other things, on whether it will, alone or together with its partners, be able to:

         - develop products utilizing the Geomatrix technologies, either independently or in collaboration with other pharmaceutical companies;

         -        receive necessary regulatory and marketing approvals;

         -        establish and enhance its manufacturing;

         -        obtain partners for its generic product portfolio;

         -        achieve market acceptance for such products; and

         -        maintain sufficient funds to finance its activities.

THE COMPANY IS DEPENDENT ON GEOMATRIX TECHNOLOGIES AS TO WHICH FURTHER SUCCESSFUL DEVELOPMENT IS UNCERTAIN

         The Company's ability to increase revenues and achieve profitability is largely dependent on its Geomatrix technologies. Approximately 33% of the Company's revenues for the year ended December 31, 1998 was derived from royalties, contract development and milestone payments relating to its Geomatrix technologies. In order to increase revenues from Geomatrix technologies the Company must continue to obtain new development contracts for third parties. The Company cannot assure that it will be able to obtain such contracts.

         The Company has successfully developed drug products incorporating three Geomatrix technologies which are currently on the market. However, the Company cannot assure that it will be able to develop successfully future products incorporating these delivery systems. The development and formulation of oral controlled-release products is difficult and time consuming. Each drug compound is different, and there can be no assurance that a drug delivery system that works with one product will work with another.

         The Company is currently formulating products utilizing other Geomatrix technologies. However, the Company cannot assure that these efforts will be successful. One of these technologies, the Multiple Pulse system, has only been subject to limited in vivo (human) clinical testing. Consequently, the Company cannot assure that drugs utilizing the Multiple Pulse System will be successfully formulated and approved.

         Even after a product incorporating the Geomatrix systems has been successfully formulated and approved, its commercial success is not assured. In order to gain medical and commercial acceptance, a product generally must demonstrate some performance improvements and other benefits over products incorporating the same or similar drug compounds. In some cases, these benefits may be difficult to establish.

         The Company is developing generic controlled-release pharmaceuticals utilizing the Company's proprietary Geomatrix technologies. Except for licensing and other fees received for certain generic products under development, the Company has not generated revenues from its generic product development activities. The Company's generic product candidates are in various stages of development, and the period necessary to achieve market success for any individual product is uncertain and could be long. Many of the products in the Company's generic drug development pipeline are intended to be AB-rated generic drugs. An AB-rated generic drug is one that is proven in a filing with the FDA to be bioequivalent to an already approved drug on the market. One of the difficulties in developing an AB-rated equivalent of a controlled-release product is that the precise release profile of the targeted drug must be replicated. This can be a difficult and expensive process. Some drug compounds, such as nifedepine, have extremely complex in vivo release profiles that are difficult to reproduce. To date, the Company has not received FDA approvals to market any of its generic product candidates. The Company cannot assure you that its generic product development activities will be successfully completed, that required regulatory approvals will be obtained, or that any approved products can be manufactured at an acceptable cost with appropriate quality or successfully marketed by the Company's collaborative partners.

THE FAILURE BY THE COMPANY'S COLLABORATIVE PARTNERS TO PROVIDE FUNDING, OBTAIN REGULATORY APPROVALS AND CONDUCT MARKETING ACTIVITIES COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS

         FUNDING. The Company has entered into a number of collaborative arrangements with leading pharmaceutical companies for the development and commercialization of products using its Geomatrix technologies. The Company generally depends upon its collaborative partners for the funding of such efforts. An inability to continue to obtain funding for its development activities through its collaborative arrangements would adversely affect the Company's business.

         REGULATORY APPROVALS. In addition, the Company generally depends upon its collaborative partners to secure the necessary regulatory approvals for improved outcome and new pharmaceuticals utilizing its Geomatrix technologies. The Company has no control over the timing and location of the regulatory filings. Its partners may follow a regulatory strategy that does not maximize the royalty income that the Company will receive from its Geomatrix technologies. In addition, the Company's partners may choose not to file for regulatory approval of a product successfully formulated with the Geomatrix technologies. Even if the Company's partners do file for regulatory approval, they may fail to devote the necessary resources and expertise to secure the approval.

         MARKETING. At present the Company is not involved in the marketing of improved outcome or new products formulated with the Geomatrix technologies. The Company depends on its collaborative partners for such marketing. The Company's partners are not obligated to market products incorporating Geomatrix technologies, even if such products are successfully developed and approved. Although the Company has no reason to believe that its partners will not market a successfully developed and approved Geomatrix product, the Company cannot assure you that this will be the case. The Company's future revenues largely depend on the success of such marketing efforts, which are beyond its control.

THE COMPANY'S RESULTS OF OPERATIONS TEND TO FLUCTUATE

         The Company's operating revenues principally derive from contract development. Contract development revenues, except for revenue derived from contract manufacturing, are tied to a number of unpredictable factors, such as scientific developments, the timing of regulatory approvals, the market introduction of new products and other factors. As a result, the Company's results of operations tend to fluctuate materially on a monthly, semi-annually and yearly basis and, therefore, make period-to-period and period-on-period comparisons inappropriate at this stage in the Company's development. The Company believes that its revenues will continue to fluctuate in the near to medium term as a result of the factors described above.

IF THE COMPANY IS UNABLE TO OBTAIN ADDITIONAL FUNDING ON FAVORABLE TERMS, IT WILL ADVERSELY AFFECT THE COMPANY'S RESEARCH AND DEVELOPMENT AND ABILITY TO COMMERCIALIZE ITS PRODUCTS

         The Company believes that its currently available funds will be sufficient for the needs of its operations through at least the next twelve months.

         If the Company's currently available funds and internally generated cash flow are not sufficient to satisfy its financing needs, the Company would be required to seek additional funding through other arrangements with corporate collaborators, through bank borrowings or through public or private sale of its securities, including equity securities. Any such collaboration could result in limitations on the Company's ability to control the research, development and commercialization of resulting products, if any, as well as its profits therefrom. In addition, the terms of any future bank borrowings could place restrictions on the Company's ability to take certain actions, and any equity financing could result in dilution to the Company's shareholders. The Company does not currently have any committed sources of additional capital. There can be no assurance that additional funds will be available on a timely basis, on favorable terms or at all, or that such funds, if raised, would be sufficient to permit the Company to continue to conduct its operations. If adequate funds are not available, the Company may be required to curtail significantly, or discontinue, one or more of its research and development programs.

         The Company's ability to meet its future capital requirements will depend on many factors. These include:

         - the Company's ability to maintain existing collaborative arrangements and to establish and maintain new collaborative arrangements with others;

         - the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

         - complying with regulatory requirements; competing technological and market developments;

         -        changes in the Company's existing research relationships; and

         - the effectiveness of product commercialization activities and arrangements.

         For more information on the Company's liquidity and capital resources, see "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "- Collaborative Arrangements."

A FAILURE TO OBTAIN AND MAINTAIN PATENTS AND PROPRIETARY RIGHTS MAY ADVERSELY AFFECT THE COMPANY'S BUSINESS

         The Company's success, competitive position and amount of royalty income will depend in part on its ability to obtain and maintain patent and trade secret protection, particularly of its drug delivery technologies. The Company has been issued two patents in the United States and Europe relating to its core Geomatrix technologies and has five additional patents in the United States and Italy relating to more recent innovations and modifications to its drug delivery technologies. In addition, the Company has filed two further patent applications in Europe, the United States, Canada and Australia in respect of further applications and variations of its core Geomatrix technologies. A third patent application has also been filed in Italy. The Company has also filed patent applications for its dry powder inhalation device. The Company expects to apply for additional patents in the future.

         However, the issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. In addition, there can be no assurance that the patents owned and licensed by the Company, or any future patents, will prevent other companies from developing similar or therapeutically equivalent products or that others will not be issued patents that may prevent the sale of the Company's products or require licensing and the payment of significant fees or royalties by the Company. The Company settled an action in December 1996 it had commenced against one of its competitors relating to a product that the Company initially believed utilized technology which infringed one of its Geomatrix patents. The other party counterclaimed against the Company challenging the validity of the Geomatrix patent. The counterclaim was also settled at the same time without prejudice, which means that it can be reinitiated by either party.

         Patents have been issued to third parties covering various aspects of technologies that are similar to or competitive with the Geomatrix technologies. The Company does not believe that its current activities, including its Geomatrix technologies, infringe upon the patent or proprietary rights of others. However, there can be no assurance that the Company will not infringe any third-party patents or be subject to claims of patent infringement by third parties. In such a situation, the Company may have to obtain a license, defend an infringement action, or challenge the validity of any infringed or allegedly infringed patents in court. There can be no assurance that a license will be available to the Company, if at all, on terms and conditions acceptable to the Company, or that the Company will prevail in any patent litigation. Patent litigation is costly and time consuming, and there can be no assurance that the Company will have or will devote sufficient resources to pursue such litigation. If the Company does not obtain a license under such patents, is found liable for infringement or is not able to have such patents declared invalid, the Company may be liable for significant money damages, may encounter significant delays in bringing products to market, or may be precluded from participating in the manufacture, use, or sale of products or methods of treatment requiring such licenses.

         The Company also relies on trade secrets and other unpatented proprietary information in its product development activities. To the extent that the Company relies on trade secrets and unpatented know-how to maintain its competitive technological position, there can be no assurance that others may not independently develop the same or similar technologies. The Company seeks to protect trade secrets and proprietary knowledge, in some cases through clauses in confidentiality agreements with its employees, consultants, advisors and collaborators. Nevertheless, these agreements may not effectively prevent disclosure of the Company's confidential information and may not provide the Company with an adequate remedy in the event of unauthorized disclosure of such information. If the Company's employees, scientific consultants or collaborators develop inventions or processes independently that may be applicable to the Company's products under development, disputes may arise about ownership of proprietary rights to those inventions and processes. Such inventions and processes will not necessarily become the Company's property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of the Company's proprietary rights. Failure to obtain or maintain patent and trade secret protection, for any reason, would adversely affect the Company's business.

         The Company has entered into a number of collaborative arrangements with leading pharmaceutical companies for the development and commercialization of improved outcome and new products. In connection therewith, the Company shares certain of its proprietary knowledge with such collaborative partners. Although the Company's patents and other proprietary rights are designed to protect the Company from infringement by such collaborative partners, there can be no assurance that the Company's patents or other proprietary rights will prevent its collaborative partners from developing similar or functionally equivalent products.

         The Company engages in collaborations, sponsored research agreements and other arrangements with academic researchers and institutions some of which have received and may receive funding from U.S. government agencies. Although the Company seeks to retain ownership of all intellectual property rights pertaining to inventions which may result from such collaborations, there can be no assurance that the U.S. government, the institutions or researchers or other third parties will not have rights to such inventions to the extent permitted under applicable law.

         Several legislative bills affecting patent rights have been introduced in the United States Congress. These bills address various aspects of patent law, including publication, patent term, re-examination subject matter and enforceability. It is not certain whether any of these bills will be enacted into law or what form such new laws may take. Accordingly, the effect of such potential legislative changes on the Company's intellectual property is uncertain.

         For more information on the Company's patents and proprietary rights, see "- Patents and Proprietary Rights."

THE COMPANY MAY NOT BE ABLE TO MAINTAIN ITS EXCLUSIVE TECHNOLOGY RIGHTS TO DEPOFOAM FROM RESEARCH DEVELOPMENT FOUNDATION

         The Company's DepoFoam business depends on its ability to continue to use exclusive technology rights that Research Development Foundation assigned to a SkyePharma subsidiary. Under the Research Development Foundation agreement, the foundation has the right to terminate the agreement or to convert the exclusive nature of the rights granted under the agreement into a nonexclusive right if the subsidiary does not satisfy its contractual obligations, including making certain minimum annual payments. Research Development Foundation may also terminate the agreement if the subsidiary becomes bankrupt, breaches the agreement or contests the patents included in this technology. The termination of the subsidiary's agreement with Research Development Foundation or its conversion to a nonexclusive agreement would adversely affect the Company's DepoFoam business.

POSSIBLE PATENT LITIGATION ARISING FROM ABBREVIATED NEW DRUG APPLICATIONS MAY ADVERSELY AFFECT THE COMPANY'S BUSINESS

         There has been substantial litigation in the pharmaceutical, biomedical and biotechnology industries with respect to the manufacture, use and sale of new products that are the subject of patent rights. Most of the brand-name products of which the Company is developing generic versions are covered by one or more patents. Under the Drug Price Competition and Patent Restoration Act of 1984, known as the "Waxman-Hatch amendments", when a drug developer files an abbreviated new drug application for a generic drug, and the developer believes that an unexpired patent which has been listed with the FDA as covering that brand-name product will not be infringed by the developer's product or is invalid or unenforceable, the developer must so certify to the FDA. That certification must also be provided to the patent holder, who may challenge the developer's certification of non-infringement, invalidity or unenforceability by filing a suit for patent infringement. If a suit is filed within 45 days of the patent holder's receipt of such certification, the FDA can review and approve the abbreviated new drug application, but is precluded from granting final marketing approval of the product until the earlier of the date a final judgment is rendered and the date that is 30 months from the date the certification was received. Should a patent holder commence a lawsuit with respect to alleged patent infringement by the Company, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict. The delay in obtaining FDA approval to market the Company's product candidates as a result of litigation, as well as the expense of, and diversion of management resources associated with, such litigation, whether or not the Company is successful, could adversely affect the Company's business.

A FAILURE TO COMPLY, OR THE COSTS OF COMPLYING, WITH ENVIRONMENTAL, HEALTH AND SAFETY REGULATIONS COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS

         The Company's business is also subject to regulation relating to the protection of the environment and health and safety, including those governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials. The Company believes that it is in compliance in all material respects with all such laws, rules, regulations and policies applicable to the Company. However, there can be no assurance that the Company will not be required to incur significant costs to comply with such environmental and health and safety laws and regulations in the future. The Company's research and development involves the controlled use of hazardous materials. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by applicable regulations, the risk of contamination or injury from these materials cannot be completely eliminated. In the event of such contamination or injury, the Company could be held liable for any damages that result and any such liability could have a material adverse effect on the Company's business, financial condition or results of operations.

A FAILURE TO EFFECTIVELY MANAGE EXPANSION COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS

         Management of the Company's growth, as well as the commencement of commercial manufacturing and marketing of the Company's product candidates, will require continued expansion and improvement of the Company's systems and internal controls and an increase in the Company's manufacturing, marketing and sales operations. In addition, the Company intends to continue to add new personnel. Any failure to manage growth effectively and integrate new personnel on a timely basis could adversely affect the Company's business.

IF THE COMPANY'S NEW LYON MANUFACTURING FACILITY FAILS TO MEET REQUIRED STANDARDS, IT COULD RESULT IN DELAYS IN MANUFACTURING AND ADDITIONAL COSTS

         Currently, the Company conducts only limited manufacturing activities at its principal facility in Muttenz, Switzerland. The Company has acquired an additional larger facility in Lyon, France that it plans to use for additional scale-up manufacturing as well as for manufacturing commercial quantities of its product candidates. The Company has completed its Geomatrix manufacturing suite in the Lyon facility and has substantially brought the facility into compliance with current good manufacturing practices and FDA standards. There can be no assurance, however, that the Lyon facility will ultimately be found to be in compliance with cGMP or other regulatory requirements for the purposes for which the Company plans to use the facility. Failure to comply could result in significant delays in the Company's planned manufacturing efforts. The Company also could incur significant additional expense in bringing the facility into compliance with current good manufacturing practices or other regulatory requirements. The Company cannot assure you that it will be able to successfully complete its plans for additional scale-up manufacturing or for manufacturing commercial quantities of its product candidates.

A FAILURE TO SUCCESSFULLY SCALE-UP THE COMPANY'S DEPOFOAM MANUFACTURING OPERATIONS COULD ADVERSELY AFFECT THE COMPANY'S BUSINESS.

         If the Company fails to successfully scale-up its DepoFoam manufacturing operations or to comply with applicable regulations, its business will be adversely affected. In particular, the Company could lose its manufacturing rights under its key collaboration agreements with Chiron and Pharmacia & Upjohn. The Company's DepoFoam manufacturing operations in
San Diego will need to meet ongoing commercial requirements for all markets in which its products have been approved. In addition, the Company's manufacturing operations for DepoCyt will need to pass pre-approval inspections by regulatory agencies for countries in which there are regulatory filings to market DepoCyt. For all other DepoFoam products, the Company will need to significantly scale-up its current manufacturing operations. The Company will also need to comply with regulations in the United States and foreign countries relating to achieving the prescribed quality and required levels of production of its DepoFoam products and obtaining marketing approval.

THE COMPANY MAY NOT BE ABLE TO OBTAIN NECESSARY RAW MATERIALS FOR ITS GENERIC PRODUCT CANDIDATES

         The principal components of the Company's generic product candidates are active and inactive pharmaceutical ingredients and certain packaging materials. Many of these components are available only from single source suppliers. The Company cannot assure you that it will be able to establish or maintain good relationships with such suppliers or that such suppliers will continue to exist or be able to supply ingredients in conformity with regulatory requirements. The Company also cannot assure you that its third-party manufacturers or developers will be able to supply finished products in conformity with current good manufacturing practices or that there will not be an interruption of the availability of such finished products due to non-compliance with current good manufacturing practices.

         In addition, development and approval of the Company's generic product candidates are dependent upon the Company's ability to procure active ingredients and certain packaging materials from FDA-approved sources. Because the FDA approval process requires manufacturers to specify their proposed suppliers of active ingredients and certain packaging materials in their applications, FDA approval of any new supplier would be required if active ingredients or such packaging materials were no longer available from the specified supplier. The qualification of a new supplier could delay the Company's development and marketing efforts.

         Two of the Company's generic product candidates, which are in early stages of formulation, require substances which are classified as Scheduled Drugs by the U.S. Drug Enforcement Agency (the "DEA"). The DEA has determined that these drugs have a high potential for abuse and could lead to severe psychological or physical dependence. The DEA controls the national production and distribution of certain Scheduled Drugs in the U.S. by allocating production quotas based, in part, upon the DEA's view of national demand. The Company's generic product candidates, which are in early stages of formulation, may not be successfully formulated and if successfully formulated the Company might not be able to obtain commercial quantities of the raw materials or obtain the required licenses from the DEA.

THE COMPANY MAY NOT BE ABLE TO OBTAIN THE MATERIALS NECESSARY TO MANUFACTURE ITS DEPOFOAM PRODUCTS

         The Company currently relies on a limited number of suppliers for materials used to manufacture its DepoFoam products. Some of these materials are purchased only from one supplier. If the Company cannot obtain the materials it needs from its existing suppliers, the Company may not be able to access alternative sources of supply within a reasonable period of time or at commercially reasonable rates. In addition, regulatory requirements applicable to drugs tend to make the substitution of suppliers costly and time-consuming. The unavailability of adequate commercial quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of materials could adversely affect the Company's ability to manufacture and market its DepoFoam products.

THE COMPANY'S MANUFACTURING PROCESS MAY NOT BE SUITABLE FOR ALL OF THE DEPOFOAM PRODUCTS THE COMPANY DESIRES TO COMMERCIALIZE

         To date, SkyePharma Inc. has relied on a particular proprietary method of manufacturing its potential DepoFoam products. The Company cannot be certain that this method will be applicable to all potential products it desires to commercialize. The problems that may arise include:

- The Company may not be able to meet manufacturing challenges that arise concerning particular drugs to be incorporated in DepoFoam;

- The Company's manufacturing process may not result in viable yields of DepoFoam products; and

-        the physical and chemical stability of DepoFoam products may vary.

         If the Company decides to pursue alternative manufacturing methods for some or all of its drugs, it cannot be certain that these methods will prove to be commercially practical or that it will have the right to use any alternative methods.

THE COMPANY MAY EXPEND SIGNIFICANT TIME AND RESOURCES RELATED TO EXISTING AND POTENTIAL LEGAL PROCEEDINGS

         In April 1998, a class action lawsuit was filed against SkyePharma Inc. and two of its former officers. The lawsuit alleges violations of federal securities laws and seeks unspecified money damages on behalf of a class of shareholders who purchased DepoTech stock during the period April 1, 1996 through December 18, 1997. On May 11, 1999, the Judge granted SkyePharma Inc.'s motion to dismiss and dismissed Plaintiffs' complaint with leave to amend by June 8, 1999. The Plaintiffs have timely filed an amended complaint. The Company believes the lawsuit is without merit and intends to defend it vigorously. This litigation will and any future litigation brought against the Company or its employees, regardless of the outcome, may result in substantial cost and expense and significant diversions of time and effort by its employees. Depending on the amount and timing, an unfavorable resolution of litigation would adversely affect the Company's business.

THE COMPANY MAY NOT BE ABLE TO OBTAIN THE RIGHTS TO THE DRUGS IT DESIRES TO DELIVER THROUGH DEPOFOAM

         The Company's ability to develop and commercialize its DepoFoam technology will depend on whether it and its partners can access the drugs that are to be delivered through DepoFoam. At times, the Company intends to rely on its partners' ability to provide this access. The Company cannot be certain, however, that its partners will have appropriate drug candidates for its DepoFoam technology. In addition, the Company or its partners may be alleged or determined to be infringing on third parties' rights and may be prohibited from using the drug or be found liable for damages. Any restriction on access or liability for damages would adversely affect the Company's business.

THE COMPANY MAY INCUR SUBSTANTIAL COSTS RELATED TO ITS USE OF HAZARDOUS
MATERIALS

         The Company's research and development on DepoFoam products involves the use of hazardous materials, chemicals and various radioactive compounds. The Company cannot completely eliminate the risk of accidental contamination or injury from these materials. If such an accident occurs, the Company could be held liable for any damages that result and any such liability could exceed its resources. The Company may incur substantial cost to comply with environmental regulations.

IF THE COMPANY IS UNABLE TO RETAIN KEY PERSONNEL OR ATTRACT NEW PERSONNEL, IT COULD HAVE AN ADVERSE EFFECT ON THE COMPANY'S BUSINESS

         The Company relies upon a number of key executives and employees, including Ian Gowrie-Smith, its Executive Chairman and Michael Ashton, its Chief Executive Officer. In addition, the Company's future operating results depend in part upon its ability to attract and retain other qualified management, scientific, technical, marketing and support personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to continue to attract and retain such personnel. The loss of the services of any of the Company's key executives or employees could materially adversely affect the Company.

POTENTIAL CONFLICTS OF INTERESTS MAY ARISE FROM RELATED PARTY TRANSACTIONS

         The Company and certain of its principal shareholders or their affiliates have engaged in several significant transactions among themselves in the past and may continue to do so from time to time in the future. Certain of these transactions provide for significant payments to certain principal shareholders, directors and executive officers upon achievement of specified milestones or profit hurdles.

         The Company acquired its Jago subsidiary in May 1996 from Dr. Jacques Gonella, who is a director of the Company, for a combination of cash and shares. In addition to the initial purchase price, the Company agreed to an earn-out arrangement with Dr. Gonella whereby Dr. Gonella is entitled to receive payments dependent on certain revenues related to Geometrix technologies. For a description of the earn-out arrangement with Dr. Gonella, see "Item 13. Interest of Management in Certain Transactions - Certain Arrangements in Respect of the Jago Acquisition".

         The Company acquired its Krypton subsidiary in a share-for-share exchange in January 1996 from a series of trusts in which Ian Gowrie-Smith, who is the Executive Chairman of the Company, certain former directors and an employee of the Company had interests. Pursuant to an earn-out arrangement, the Company agreed to pay additional consideration consisting of ordinary shares and warrants dependent upon certain milestones relating to achieving regulatory approvals for the sale of certain Krypton products and the sales and profitability of such products. See "Item 13. Interest of Management in Certain Transactions - Certain Arrangements in Respect of the Krypton Acquisition".

         As a result of these arrangements, conflicts of interest may arise between and among the Company, certain principal shareholders, directors and executive officers because of their independent pecuniary interests. Although the Company anticipates that all future related party transactions and agreements will be on terms no less favorable to the Company than it could obtain in comparable contracts with unaffiliated third parties, there can be no assurance that conflicts of interest will not arise between the Company and the principal shareholders or their affiliates in certain circumstances.

PRINCIPAL SHAREHOLDERS MAY INFLUENCE THE OUTCOME OF SHAREHOLDER APPROVALS AND HINDER A CHANGE IN CONTROL THAT MIGHT BE IN YOUR INTEREST

         As of May 31, 1999, the directors and officers of the Company as a group owned approximately 30.2% of the outstanding ordinary shares. As a result, certain directors, officers and shareholders may be in a position to exert significant influence in the election of the Company's directors and officers and other corporate actions that require shareholder approval. The Board of Directors of the Company consists of 10 people, including Dr. Gonella and the other individuals mentioned above under"- Potential conflicts of interests may arise from related party transactions". As of May 31, 1999, Dr. Gonella owned 19.2% of the Company's then outstanding ordinary shares. The ownership of a large percentage of the ordinary shares by a few parties and the principal shareholders being members of the Board of Directors may hinder or prevent a change in control of the Company, may discourage bids for the ordinary shares or ADSs and may adversely affect the market price of the ordinary shares or ADSs.

EXCHANGE RATE FLUCTUATIONS MAY ADVERSELY AFFECT THE COMPANY'S RESULTS OF OPERATIONS AND FINANCIAL POSITION

         Approximately 98% of the Company's sales for the year ended December 31, 1998 were derived from customers located outside the United Kingdom. Since the revenue and expenses of the Company's foreign operations are generally denominated in U.S. dollars, French francs and Swiss francs, exchange rate fluctuations between such currencies and the pound sterling will subject the Company to foreign exchange risk with respect to the reported results of its foreign operations. The Company does not currently hedge against the effect of currency translation on its reported results but does, where appropriate, seek to hedge its exchange rate risk on particular transactions. Fluctuations between local currencies and pounds sterling may materially adversely affect the Company's financial condition and results of operations. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations".

         The Company's ordinary shares trade on the London Stock Exchange in pounds sterling and the ADSs trade on The Nasdaq National Market in U.S. dollars. The value of the ADSs in U.S. dollars may fluctuate as a result of fluctuations in the U.S. dollar/pound sterling exchange rate.

THE MARKET PRICES OF THE COMPANY ORDINARY SHARES AND ADSS MAY BE ADVERSELY AFFECTED BY MARKET VOLATILITY

         Companies like SkyePharma have, in recent years, experienced dramatic stock price volatility. The following factors may cause the market price of the Company's ordinary shares or ADSs to fluctuate significantly:

- announcements of technological innovations or new products by competitors and others;

-        the status of submissions to the FDA or its international equivalent;

- variations in results of operations, market condition, analysts' estimates and the stock market generally; and

- stock market perceptions of the pharmaceutical, biotechnology and/or drug delivery industries specifically.

SALES OF SUBSTANTIAL AMOUNTS OF THE COMPANY ORDINARY SHARES OR ADSS COULD ADVERSELY AFFECT THEIR MARKET PRICE

         Sales of substantial amounts of ordinary shares or ADSs could adversely affect the market price of the ordinary shares and ADS. As of May 31, 1999, the directors and officers of the Company, as a group, held 30.2% of the Company's outstanding ordinary shares. Shares may be eligible for future sale subject to the conditions imposed by Rule 144 and Regulation S under the Securities Act.

THE COMPANY'S SHAREHOLDERS MAY NOT RECEIVE A RETURN ON THEIR SHARES OTHER THAN THROUGH THE SALE OF THEIR SHARES

         The Company intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. Accordingly, other than through the sale of their shares, the Company's shareholders may not receive a return.

THE COMPANY IS SUBJECT TO YEAR 2000 RISKS FOR WHICH IT MAY NOT BE PREPARED AND WHICH COULD HAVE AN ADVERSE EFFECT ON ITS BUSINESS

         The Year 2000 issue refers to the inability of certain date-sensitive computer chips, software, and systems to recognize a two-digit date field as belonging to the 21st century. Mistaking "00" for 1900 or any other incorrect year could result in a failure in:

-        the Company's information technology, or "IT", hardware and software;

- the Company's non-IT hardware and software, such as its manufacturing and research equipment, telephone systems, alarm systems and air conditioning; and

- systems used by the Company's primary suppliers, which are principally third parties undertaking clinical trials on the Company's behalf and component suppliers for generic drug product candidates.

         Failure in any or all of such systems could result in disruptions to operations, primarily in the Company's research and development and manufacturing activities, and could cause delays in the analysis of clinical data and regulatory filings. Also, failures in IT or non-IT systems used by the Company's collaborative partners could significantly impact the timing and commercialization of improved outcome or new products using the Company's technologies for delivering drugs to the body. The Year 2000 issue may create additional unforeseen risks to the Company as well as others with whom the Company deals which could adversely impact the Company's ability to conduct its business.

         In December 1997 the Company commenced a review of the Year 2000 compliance of its IT and non-IT systems and the systems of its suppliers. The Company is reviewing its internal IT and non-IT systems to ensure that such systems are either Year 2000 compliant or that remedial measures are taken to correct non-compliance no later than June 1999. The Company plans to complete the simulation and testing of its systems for Year 2000 compliance by December 1999.

         As a part of its Year 2000 readiness review the Company is also identifying important suppliers of products and services to it and is contacting them to determine what exposure the Company might have to any Year 2000 non-compliance by them. This process, including site visits to certain such suppliers, is expected to continue through 1999.

         To the extent the Company identifies deficiencies in its IT and non-IT systems and in the Year 2000 compliance program of its suppliers, the Company will consider contingency plans such as moving to currently identified alternate suppliers or identifying new alternate suppliers. Where possible, the Company intends to develop and maintain contingency plans for the back-up of its IT and non-IT systems and to develop alternative sources of products and services. The Company plans to complete its contingency planning by December 1999. However, the Company expects that for some of these systems, products and services, it may not be possible to devise effective contingency plans.

         The Company does not expect the cost of its Year 2000 program, including internally redeployed resources, to be material. However, actual costs could be higher than the Company currently estimates. Also, the dates by which the Company expects to complete its review and remediation are estimates and may change. There is no assurance that the Company will not experience problems with its internal computer systems. Further, there is no assurance that the systems of other companies on which the Company relies will be Year 2000-compliant on a timely basis and will not adversely affect the Company's business.

ITEM 2 - DESCRIPTION OF PROPERTY

         In January 1997, the Company acquired an approximately 17,000 square meter (183,000 square feet) pharmaceutical manufacturing and production facility and an approximately 2,400 square meter (25,850 square feet) adjoining office space near Lyon, France by acquiring 100% of the issued and outstanding share capital of Laboratories Novalis Production SAS ("Novalis"), a French company, from Wyeth-Lederle for a total consideration of two French francs and the assumption of certain liabilities. See "Item 1. Description of Business - Manufacturing; Acquisition of Lyon Facility".

         In addition, the Company owns a 3,435 square meter (36,961 square foot) facility in Muttenz, Switzerland in which its principal research and development, production, small-scale manufacturing, laboratory and workshop operations are housed. In February 1999, the Company purchased a warehousing and administration facility in Muttenz, Switzerland, of approximately 6,212 square meters (66,865 square feet), including approximately 2,040 square meters (22,000 square feet) previously occupied by the Company under a leasing agreement. The purchase price of L3.1 million was financed by bank mortgage at 3% per annum with no repayments during the first five years. Interest and repayment terms will be renegotiated at the end of the five year period.

         The Company's principal executive offices are located in an approximately 8,800 square meter (94,700 square foot) facility in London, England. The premises are occupied pursuant to leases expiring December 2005 at a total annual rent of approximately L190,000 per year. The Company also leases a small office space in New York City, U.S., for a total annual rent of approximately $300,000 pursuant to a leasing agreement expiring January 2001. Approximately one-third of this facility is subleased for an annual rental of approximately $100,000.

         On March 10, 1999, the Company acquired SkyePharma Inc. (formerly named DepoTech Corporation) which maintains its principal operations in a leased 82,000 square foot building in San Diego, California. The facility houses production, research and development and administrative functions. The future minimum annual rental commitment ranges from $2.5 million to $4.3 million per year over the balance of the remaining lease term of approximately 17 years based upon pre-established annual rent increases. Effective June 1999, the Company subleased to a third party approximately 14,900 square feet of this facility. Also, the Company maintains two additional leased facilities containing production, office and laboratory space, with lease terms expiring in January 2006.

One of these facilities is currently subleased with annual rental income ranging from $223,000 to $290,000.

         The Company believes that its current facilities are adequate to meet its anticipated needs for the foreseeable future.

ITEM 3 - LEGAL PROCEEDINGS

         In April 1998, a class action suit was filed against SkyePharma Inc. and two of its former officers in the United States District Court for the Southern District of California. The lawsuit alleges violations of the federal securities laws and asks for unspecified monetary damages on behalf of a class of shareholders who purchased SkyePharma Inc.'s common stock during the period April 1, 1996 through December 18, 1997. On May 11, 1999, the Judge granted SkyePharma Inc.'s motion to dismiss and dismissed Plaintiffs' complaint with leave to amend by June 8, 1999. The Plaintiffs have timely filed an amended complaint. The Company believes that the lawsuit is without merit and intends to defend it vigorously. The pending litigation against the Company and any future litigation against the Company or its employees, regardless of the outcome, may result in substantial costs and expense to the Company and significant diversions of time and effort by the Company's personnel. Depending on the amount and timing, an unfavorable resolution of such litigation would have a material adverse effect on the Company.

ITEM 4 - CONTROL OF REGISTRANT

         As far as the Company is aware, it is neither directly nor indirectly owned or controlled by another corporation or any government and there are no arrangements in place the operation of which may result in the change in its control.

         As of May 31, 1999 the Company had notice that the following persons owned more than 10% of the outstanding ordinary shares:

                                                                NO. OF
                                                               ORDINARY
            NAME                                                SHARES          PERCENT
------------------------------------------------              -----------       --------
Dr. Jacques Gonella ............................               90,472,890        19.2
Directors and Officers as a group (11 persons) .              142,284,987        30.2

ITEM 5 - NATURE OF TRADING MARKET

         As of May 31, 1999, there were 11,424 holders of record of ordinary shares and eight of such holders, holding less than 1% of the ordinary shares, had a registered address in the United States.

         The principal trading market for the ordinary shares is the London Stock Exchange (the "LSE"). The ordinary shares were admitted to the Official List of the LSE on May 3, 1996 and are quoted under the symbol "SKP". Prior to that time, the ordinary shares traded on the LSE's Alternative Investment Market, from January 9, 1996 to May 2, 1996, and on the LSE's Unlisted Securities Market, from October 26, 1987 to January 8, 1996.

         The LSE classifies equity securities based on 12 levels of normal market size, ranging from 200,000 to 500 shares. These levels of normal market size reflect the turnover by value in each of the Company's shares over the past 12 months. The ordinary shares have a normal market size of 10,000 shares. The normal market size classification for each equity security is subject to quarterly review in the light of trading volumes in the previous quarter and to adjustment, as appropriate. U.K. market makers are normally required to make a two-way market in sizes of not less than the normal market size and to report all transactions to the LSE within three minutes. In respect of securities with a normal market size greater than 2,000, transactions of not more than three times normal market size are published immediately as to size and price, but transactions in excess of three times normal market size are not published until after 60 minutes.

         The SkyePharma ADSs have been quoted on The Nasdaq National Market under the symbol "SKYEY" since July 8, 1998. Each ADS represents ten ordinary shares.

         The table below sets forth, for the periods indicated, the highest and lowest middle-market quotations for the SkyePharma ordinary shares as derived from the Daily Official List of the LSE and the highest and lowest sales prices of the Company ADSs on the Nasdaq National Market. The mid-closing price for the ordinary shares on the LSE and the last sale price for the ADSs on The Nasdaq National Market on June 1, 1999 was 58 pence per ordinary share and $9.25 per ADS. See "- Exchange Rate Information" with respect to the exchange rates applicable to the periods set forth below.

                                                             SKYEPHARMA                SKYEPHARMA
                                                           ORDINARY SHARES                ADSs
                                                        ---------------------      ----------------------
                                                          HIGH         LOW           HIGH          LOW
                                                        --------     --------      --------      --------
                                                       (PENCE PER THE COMPANY      ($ PER THE COMPANY
                                                         ORDINARY SHARE)(1)            ADS)(1)(2)
YEAR ENDED DECEMBER 31, 1997

First Quarter ...............................            83.5          65.5             --             --
Second Quarter ..............................            93.0          66.0             --             --
Third Quarter ...............................            88.5          48.0             --             --
Fourth Quarter ..............................            63.5          48.5             --             --
YEAR ENDED DECEMBER 31, 1998

First Quarter ...............................           103.5          48.5             --             --
Second Quarter ..............................            93.5          64.5             --             --
Third Quarter ...............................            75.1          44.5        12 1/4           7 3/8
Fourth Quarter ..............................            83.5          44.5        13 9/16          7 1/8
YEAR ENDED DECEMBER 31, 1999

First Quarter ...............................            88.0          62.0        15 1/8           9 3/8
Second Quarter (through May 31, 1999) .......            75.0          51.5        12 1/8           8 1/8

----------

(1) As adjusted to reflect the Company's ten-to-one reverse stock split of May 3, 1996.
(2) Solely for convenience of the reader, pound sterling amounts have been translated into U.S. dollars at the Noon Buying Rates in effect on the dates for which information is presented.

ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SHAREHOLDERS

         There are currently no limitations, either under the laws of the United Kingdom or in the Articles of Association of the Company, on the rights of non-residents to hold or vote ordinary shares. Additionally, there are currently no United Kingdom foreign exchange control restrictions on the conduct of the Company's operations or affecting the remittance of dividends on unrestricted shareholders' equity.

ITEM 7 - TAXATION

         The following is a summary of the material United States federal income tax consequences and the material United Kingdom tax consequences of the ownership and disposition of ordinary shares or ADSs by a U.S. Holder that holds the ordinary shares or ADSs as capital assets.

         This summary does not take into account the specific circumstances of any particular investors (such as tax-exempt entities, certain insurance companies, dealers in securities and currencies, traders in securities that elect to mark to market, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting stock of the Company, investors that hold ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction or investors whose functional currency is not the U.S. dollar), some of which may be subject to special rules.

         This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) and on the tax laws of the United Kingdom as in effect on the date hereof, as well as on the Convention Between the Government of the United States of America and the

Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital Gains as in effect on the date hereof (the "Treaty") and on the Convention between the Government of the United States and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Estates of Deceased Persons and on Gifts as in effect on the date hereof (the "Estate Tax Treaty"), all of which are subject to change (or changes in interpretation), possibly with retroactive effect. In addition, the summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

         For purposes of this discussion, a "U.S. Holder" is any beneficial owner of ordinary shares or ADSs that is

(1)      a citizen or resident of the United States,

(2) a corporation organized under the laws of the United States or any State thereof,

(3) an estate the income of which is subject to United States federal income tax without regard to its source or

(4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

         A "Non-U.S. Holder" is any beneficial owner of ordinary shares or ADSs that is not a United States person for United States federal income tax purposes.

         The discussion does not address any aspects of United States taxation other than federal income taxation. In addition, the following summary of certain U.K. tax considerations does not address the tax consequences of a U.S. Holder

(1) that is resident (or, in the case of an individual, ordinarily resident) in the United Kingdom for U.K. tax purposes,

(2) whose holding of ordinary shares or ADSs is effectively connected with a permanent establishment in the United Kingdom through which such U.S. Holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or

(3) that is a corporation which alone or together with one or more associated corporations, controls directly or indirectly, 10% or more of the Company.

         Prospective investors are urged to consult their own tax advisors regarding the United States federal, state and local tax consequences and the United Kingdom and other tax consequences of acquiring, owning and disposing of ordinary shares and ADSs.

         In general, and taking into account the earlier assumptions, for United States federal income and United Kingdom tax purposes, holders of ADRs evidencing ADSs will be treated as the beneficial owners of the ordinary shares represented by those ADSs.

TAXATION OF DIVIDENDS

         UNITED KINGDOM TAXATION

         The taxation of dividends paid in respect of the ordinary shares depends upon the law and practice in force at the time dividends are paid. The following summary is based upon current law and practice, which may change by the time that any dividends become payable.

         The Company, when paying a dividend, prior to April 6, 1999 was normally required to pay to the U.K. Inland Revenue a payment of advance corporation tax ("ACT") levied at the rate of 25% of the dividend paid. A U.K. resident individual shareholder was generally entitled to a tax credit in respect of any dividend received equal to the ACT attributable to the dividend. Under legislation introduced in the Finance Act 1994, the Company may have elected to pay a dividend which was a "foreign income dividend" for U.K. tax purposes and which did not carry any right to receive a tax credit. It should be noted that under the provisions of the Finance (No. 2) Act 1997 a company is no longer able to elect for dividends to be treated as "foreign income dividends" with respect to any dividend paid on or after April 6, 1999. The Company has not elected to pay a foreign income dividend. Accordingly, the summary set out below assumes that dividends have not been paid by the Company pursuant to such an election.

         An Eligible U.S. Holder (as defined below) would, prior to April 6, 1999, have generally been entitled under the Treaty to receive from the U.K. Inland Revenue in respect of a cash dividend a payment (a "Treaty Payment") equal to the amount of the tax credit to which an individual resident in the United Kingdom for tax purposes would have been entitled had he received the dividend (the "Tax Credit Amount"), reduced by an amount equal to 15% of the sum of the dividend payment and the Tax Credit Amount (the "15% U.K. Withholding Tax"). For example, at rates immediately prior to April 6, 1999, for an Eligible U.S. Holder that received a cash dividend payment of L80, in respect of which the Tax Credit Amount would have been L20, the Treaty Payment would have been L20 less the 15% U.K. Withholding Tax. The 15% U.K. Withholding Tax would have been 15% of aggregate of the cash dividend of L80 and the Tax Credit Amount of L20, i.e. 15% of L100 which is L15. The Tax Credit Amount less the 15% U.K. Withholding Tax is L20 less L15, i.e. L5, resulted in a total receipt by the Eligible U.S. Holder (before applicable U.S. taxes) of L85, being the cash dividend of L80 plus the Treaty Payment of L5.

         The Finance Act 1998 contained changes to be made to the taxation of dividends. From April 6, 1999 ACT has been abolished with complex transitional provisions to preserve companies' existing surplus ACT.

         For dividends paid on or after April 6, 1999, the available tax credit is an amount equal to one-ninth of the amount of the cash dividend. Accordingly, an Eligible U.S. Holder will not be entitled to a Treaty Payment after that date. The 15% U.K. Withholding Tax will not, however, exceed such amount as reduces the Tax Credit Amount to $0.

         For the purposes of this document, the term "Eligible U.S. Holder" means a U.S. Holder that is a beneficial owner of an ordinary share or an ADS and the cash dividend paid with respect thereto and that

(1) is an individual or a corporation resident in the United States for purposes of the Treaty (and, in the case of a corporation, is not also resident in the United Kingdom for U.K. tax purposes),

(2) is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company,

(3) holds the ordinary share or ADS in a manner which is not effectively connected with a permanent establishment in the United Kingdom through which such U.S. Holder carries on business or with a fixed base in the United Kingdom from which such holder performs independent personal services,

(4) under certain circumstances, is not an investment or holding company, 25% or more of the capital of which is owned, directly or indirectly by persons that are not individuals resident in, and are not nationals of, the United States,

(5) under certain circumstances, is not a person who owns more than 10% of the ordinary shares, and

(6) under certain circumstances, is not exempt from federal income tax on dividend income in the United States.

         A U.S. Holder that is a partnership, trust or estate may have been entitled under the Treaty to receive a Treaty Payment in respect of a cash dividend paid by the Company prior to April 6, 1999, but only to the extent that dividend income derived by such U.S. Holder is taxable in the United States as the income of a U.S. resident in the hands of such U.S. Holder or of its partners or beneficiaries, as the case may be.

         Under certain arrangements (known as "H" arrangements) (which applied specifically to ADRs, which the Company may have entered into with the U.K. Inland Revenue when it anticipated paying dividends) the Treaty Payment may (subject to certain exceptions) have been paid by the Company to an Eligible U.S. Holder of ADSs together with and at the same time as the cash dividend in respect of the ordinary shares. These arrangements generally applied to Eligible U.S. Holders of ADSs other than

(1) estates or trusts any of the beneficiaries of which are not resident in the United States,

(2) persons exempt from U.S. federal income tax with respect to cash dividends paid on the ADSs evidenced by the ADRs such as pension funds or foundations (other than certain pension funds),

(3) investment or holding companies, 25% or more of the capital of which is owned directly or indirectly by persons who are not individuals resident in, and are not nationals of, the United States,

(4)      any person owning 10% or more of the ordinary shares,

(5) a U.S. corporation that controls, alone or with one or more associated corporations, 10% or more of the voting stock of the Company, and

(6) persons engaged in business or performing independent personal services through a permanent establishment or fixed base in the United Kingdom.

         The operation of these arrangements required the agreement of the U.S. banks which operated the ADR system for U.K. companies who were required to give certain undertakings to the Inland Revenue. The dividend plus the Treaty Payment, once the dividend was made, would have been remitted to the New York office of the U.S. bank which would then have issued checks for the dividend plus the Treaty Payment appropriate to the holding. Each check should have had on the reverse a declaration for completion by the payee which constituted a check endorsement and if not completed the payment of the check would have been refused. Each check must have been presented within three months of date of issue; otherwise it would have been void. Where an Eligible U.S. Holder that was entitled to the benefit of these arrangements held its ADSs through The Depository Trust Company ("DTC"), a declaration as to the conditions entitling the eligible U.S. Holder to the Treaty Payment must have been completed by the bank member of DTC which held the ADSs on behalf of the Eligible U.S. Holder. The "H" arrangements applied at the discretion of the U.K. Inland Revenue and could have been terminated without notice. The "H" arrangements ceased on April 6, 1999.

         Where certain criteria are fulfilled, the Company may have entered into other arrangements (known as "G" arrangements) by virtue of which the Treaty Payment may (subject to certain exceptions) have been paid by the Company together with and at the same time as the associated dividend to an Eligible U.S. Holder of ordinary shares who did not come within the "H" arrangements, provided that he held his shares through a nominee approved by the U.K. Inland Revenue who was prepared to cooperate with the operation of the arrangements and file a general undertaking with the U.K. Inland Revenue. The Eligible U.S. Holder must

(a) be resident in the United States and not in the United Kingdom, and not have a permanent establishment in the United Kingdom; and

(b)      not own 10% or more of the ordinary shares.

         If the Eligible U.S. Holder is a company, it must in addition

(a)      be liable to federal income tax on the dividends;

(b) have at least 75% of its capital owned directly or indirectly by persons who are U.S. residents; and

(c) not be a U.S. corporation that controls, alone or with one or more associated corporations, 10% or more of the voting stock of the Company.

         Again, these arrangements may have been withdrawn by the U.K. Inland Revenue at any time, and ceased on April 6, 1999.

         An Eligible U.S. Holder who did not come within these "H" or "G" arrangements (if such were entered into by the Company) should claim the Treaty Payment to which he is entitled directly from the U.K. Inland Revenue with respect to any dividends paid to him, in the manner and at the time described in U.S. Revenue Procedure 80-18, 1980-1 C.B. 623, and U.S. Revenue Procedure 81-58, 1981-2 C.B. 678, summarized below. Claims for payment must be made within six years of the U.K. year of assessment (generally, the 12 month period ending April 5 in each year) in which the related dividend was paid. The first such claim by an Eligible U.S. Holder for payment under these procedures is made by sending the appropriate U.K. forms in duplicate to the Director of the U.S. Internal Revenue Service Center with which the shareholder's last federal income tax return was filed. If the Eligible U.S. Holder qualifies as a U.S. resident, the Internal Revenue Service will certify the form to that effect and forward it to the U.K. Inland Revenue. Forms may be obtained by writing to the U.S. Internal Revenue Service, Assistant Commissioner International, 950 L'Enfant Plaza South, S.W., Washington, D.C. 20024, Attention: Taxpayers Service Division. Because a refund claim is not considered made until the U.K. tax authorities receive the appropriate form from the Internal Revenue Service, forms should be sent to the Internal Revenue Service well before the end of the applicable limitation period. Any claim under these procedures after the first claim should be filed directly with the U.K. Financial Intermediaries and Claims Office, Fitzroy House, P.O. Box 46, Nottingham NG2 1BD, England.

         U.S. Holders who are not resident or ordinarily resident for tax purposes in the United Kingdom and have no other source of U.K. income are not required to file a U.K. income tax return.

 UNITED STATES TAXATION

         U.S. HOLDERS

         Under the United States federal income tax laws, and subject to the passive foreign investment company "PFIC" rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid (including the Tax Credit Amount) by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the British pounds sterling payments made, determined at the spot British pound sterling/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder's basis in the ordinary shares or ADSs and thereafter as capital gain.

         Subject to certain limitations, the United Kingdom tax withheld in accordance with the Treaty will be creditable against the U.S. Holder's United States federal income tax liability.

         For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be treated separately, together with other items of "passive income" (or, in the case of certain holders, "financial services income").

         NON-U.S. HOLDERS

         Dividends paid to a Non-U.S. Holder in respect of ordinary shares or ADSs will not be subject to United States federal income tax unless such dividends are effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder (and are attributable to a permanent establishment maintained in the United States by such Non-U.S. Holder, if an applicable income tax treaty so requires as a condition for such Non-U.S. Holder to be subject to United States taxation on a net income basis in respect of income from ordinary shares or ADSs), in which case the Non-U.S. Holder generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a non-United States corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty.

TAXATION OF CAPITAL GAINS

         UNITED KINGDOM TAXATION

         U.S. Holders who are not resident or (in the case of individuals only) ordinarily resident for tax purposes in the United Kingdom will not be liable for U.K. tax on capital gains realized on the disposal of their ADSs or ordinary shares unless such ADSs or ordinary shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a branch or agency.

UNITED STATES TAXATION

         U.S. HOLDERS

         Subject to the PFIC rules discussed below, upon a sale or other disposition of ordinary shares or ADSs, a U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis (determined in U.S. dollars) in such ordinary shares or ADSs. Generally, such gain or loss will be capital gain or loss, will be long-term capital gain or loss if the U.S. Holder's holding period for such ordinary shares or ADSs exceeds one year and any such gain or loss will be from sources within the United States for foreign tax credit limitation purposes. Long-term capital gain of a non-corporate U.S. Holder is generally subject to a maximum tax rate of 20%.

         NON-U.S. HOLDERS

         A Non-U.S. Holder will not be subject to United States federal income tax in respect of a gain recognized on a sale or other disposition of ordinary shares or ADSs unless

(1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and is attributable to a permanent establishment maintained in the United States by such Non-U.S. Holder, if an applicable income tax treaty so requires as a condition for such Non-U.S. Holder to be subject to United States taxation on a net income basis in respect of gain from the sale or other disposition of the ordinary shares or ADSs) or

(2) in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions apply.

         Effectively connected gains realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

ADDITIONAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         PFIC RULES

         In general, the Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds the Company's American Depositary Shares or ordinary shares, either

(1) at least 75% of the gross income of the Company for the taxable year is passive income or

(2) at least 50% of the value (determined on the basis of a quarterly average) of the Company's assets is attributable to assets that produce or are held for the production of passive income.

         For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation's income. Although the matter is not entirely clear, the Company believes that its ordinary shares and ADSs should not be treated as the stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination made annually and thus may be subject to change.

         If the Company is treated as a PFIC, a U.S. Holder that did not make a QEF or mark-to-market election, each as described below, would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of ordinary shares or ADSs and (b) any excess distribution by the Company to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the ordinary shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the ordinary shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holders holding period for the ordinary shares or ADSs). Under these rules:

(1) the gain or excess distribution would be allocated ratably over the U.S. Holders holding period for the ordinary shares or ADSs,

(2) the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income,

(3) the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year, and

(4) the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

         The special PFIC tax rules described above will not apply to a U.S. Holder if the U.S. Holder elects to have the Company treated as a qualified electing fund (a "QEF election") and the Company provides certain required information to holders. If necessary, the Company intends to provide U.S. Holders with such information as may be required to make a QEF election effective.

         A U.S. Holder that makes a QEF election will be currently taxable on its pro rata share of the Company's ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were received. The U.S. Holder's basis in the ordinary shares or ADSs will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the ordinary shares or ADSs and will not be taxed again as a distribution to the U.S. Holder.

         Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions.

         A U.S. Holder will not be subject to the PFIC tax rules described above if the U.S. Holder makes a mark-to-market election with respect to its ordinary shares or ADS. Instead, in general, an electing shareholder will include in each year, as ordinary income, the excess, if any, of the fair market value of the ordinary shares or ADSs at the end of the taxable year over its adjusted basis and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ordinary shares of ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The electing of U.S. Holder's basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts.

         A U.S. Holder who owns ordinary shares or ADSs during any year that the Company is a PFIC must file Internal Revenue Service Form 8621.

ADDITIONAL UNITED KINGDOM CONSIDERATIONS

         GIFT AND INHERITANCE TAXES

         An individual who is domiciled in the United States for the purposes of the Estate Tax Treaty and who is not a national of the United Kingdom for the purposes of the Estate Tax Treaty will normally not be subject to U.K. inheritance tax in respect of the ordinary shares or ADSs on the individual's death or on a gift of the ordinary shares or ADSs during the individual's lifetime, provided that any applicable U.S. federal gift or estate tax liability is paid, unless the ordinary shares or ADSs are part of the business property of a permanent establishment of an enterprise of the individual in the United Kingdom or pertain to a fixed base in the United Kingdom of the individual used for the performance of independent personal services. Where the ADSs or ordinary shares have been placed in trust by a settlor who, at time of settlement, was a U.S. Holder, the ADSs or ordinary shares will normally not be subject to U.K. inheritance tax unless the settlor, at the time of settlement, was not domiciled in the United States and was a U.K. national. In the exceptional case where the ADSs or ordinary shares are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the United Kingdom to be credited against tax paid in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set out in that Treaty.

         STAMP DUTY AND STAMP DUTY RESERVE TAX

         A transfer for value of the ordinary shares will generally be subject to U.K. ad valorem stamp duty, normally at the rate of 50 pence per L100 (or part thereof) of the amount or value of the consideration given for the transfer. Stamp duty is normally a payable by the Purchaser.

         An agreement to transfer ordinary shares for money or money's worth will normally give rise to a charge to stamp duty reserve tax ("SDRT") at the rate of 0.5% of the amount or value of the considerations unless an instrument of transfer of the ordinary shares has been executed in pursuance of the agreement and duly stamped.
SDRT is a liability of the purchaser.

         Stamp duty is charged at the higher rate of L1.50 per L100 (or part thereof), or SDRT at the rate of 1.5%, of the amount or value of the consideration, or in some circumstances the value of the ordinary shares, on a transfer or issue of the ordinary shares (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee for, a person whose business is or includes issuing depositary receipts. An election is available whereby clearance services may, under certain conditions, elect for the 0.5% rates of SDRT to apply to a transfer of shares into, and to transactions within, the service.

         In accordance with the terms of the Deposit Agreement, (a) the Company will pay all U.K. stamp duty or SDRT charges that arise as a result of the initial deposit by the Company of ordinary shares with the Depositary pursuant to the merger and (b) any tax or duty payable by the Depositary or the Custodian of the Depositary on the subsequent deposit of ordinary shares will be charged by the Depositary to the holder of the ADS.

         No U.K. stamp duty will be payable on the acquisition or transfer of an ADS evidenced by an ADR or beneficial ownership of an ADR, provided that any instrument of transfer or written agreement to transfer remains at all times outside the United Kingdom. An agreement for the transfer of an ADR or beneficial ownership of an ADR will not give rise to a liability to SDRT.

         Any transfer for value of the underlying ordinary shares represented by ADSs evidenced by ADRs, may give rise to a liability to U.K. stamp duty or SDRT at the rate of 50 pence per L100 or 0.5% as indicated above. However, on a transfer from the Custodian of the Depositary to a holder of an ADS upon cancellation of the ADS a fixed U.K. stamp duty of 50 pence per instrument of transfer only will be payable.

ITEM 8 - SELECTED FINANCIAL DATA
(In thousands, except per share data)

         The selected financial data set forth below for the Company as of December 31, 1998 and 1997, and for the years ended December 31, 1998, 1997 and 1996 have been derived from, and should be read in conjunction with, the Consolidated Financial Statements of the Company included elsewhere in this Form 20-F. The selected financial data set forth below for the Company as of December 31, 1996 and 1995 and for the 5 months ended December 31, 1995 and the years ended July 31, 1995 and 1994 have been derived from audited Consolidated Financial Statements of the Company. The Consolidated Financial Statements of the Company for the year ended December 31, 1998 have been audited by PricewaterhouseCoopers, independent chartered accountants. The Consolidated Financial Statements of the Company for the years ended December 31, 1997 and 1996 and for the five months ended December 31, 1995 were audited by Price Waterhouse, independent chartered accountants. The Consolidated Financial Statements of the Company for the years ended July 31, 1995 and 1994 were audited by Coopers & Lybrand, independent chartered accountants.

         The Company's current operations include the drug delivery business of Jago which was acquired by the Company in May 1996. The financial data set forth below for Jago for the four month period ended April 30, 1996 have been derived from, and should be read in conjunction with, the audited Consolidated Financial Statements of Jago included elsewhere in this Form 20-F. The selected financial data set forth below for Jago as of April 30, 1996 and December 31, 1995 and 1994 and for the years ended December 31, 1995 and 1994 have been derived from the audited Consolidated Financial Statements of Jago.

         In this selected information, the Company has presented its operating results from discontinued operations and the net (loss) profit on sale thereof on a single line net basis for U.K. GAAP purposes, while the Company's U.K. GAAP consolidated financial statements present these amounts on a gross basis. Also, the Company has reclassified "share of operating profit/loss in joint venture" outside of group operating profit/loss as required by U.K. FRS 9 "Associates and Joint Ventures", which is effective for all periods ending after June 25, 1998. For purposes of comparison, the Company has also reclassified this item for periods prior to the effectiveness of FRS 9 in the table presented below. Turnover in the table below is net of share of turnover related to the joint venture, and net interest below is net of share of interest relating to the joint venture.

         In November 1995 the Company sold its former operating business, a tent hire business. The selected information below omits financial data for this business for the years ended July 31, 1994 and 1995 because such data relate to the discontinued operations of the Company and the Company does not consider it relevant to its ongoing business.

         The four months of operations of Jago to April 30, 1996 and the results of the Company for the year ended December 31, 1996 (which include eight months of Jago operations), excluding discontinued operations, represent the continuing operations of the Company. The four months of operations of Jago to April 30, 1996 include turnover of L1,056,000 which relates to sales from Jago to the Company. The Company has included this amount in its cost of sales for the year ended December 31, 1996.

         In January 1997, the Company acquired a manufacturing facility, and the Company's financial statements include the results of that facility from that date. The Company's 1998 results include L4.6 million of turnover (1997: L5.4 million) and L5.2 million cost of sales (1997: L5.2 million) from the manufacturing operations. Net assets of the acquired operation were approximately L13.0 million.

         The Company has calculated loss per share data using the weighted average number of shares in issue for each period, adjusted for the effects of a rights issue in January 1996 and a share consolidation in May 1996. The information below does not include net loss per share for Jago because it was a privately-held company, all of the shares of which were owned by a single shareholder.

         The selected financial data has been prepared using U.K. GAAP which differs in certain significant respects from U.S. GAAP. A reconciliation to U.S. GAAP of the Company's net loss and shareholders' funds at December 31, 1998 and 1997 and for the years ended December 31, 1998, 1997 and 1996 is set out in Note 29 of the Notes to the Consolidated Financial Statements of the Company. A reconciliation to U.S. GAAP of Jago's net loss for the four month period ended April 30, 1996 is set out in Note 15 of the Notes to the Consolidated Financial Statements of Jago also included herein. Total assets for U.S. GAAP comprise total assets under U.K. GAAP adjusted for the U.S. GAAP adjustments set out on page F-57.

         In 1996 the Company changed its fiscal year end from July 31 to December 31 to conform its fiscal year to that of Jago.

         The Company has not paid dividends in the past nine years on its ordinary shares and does not intend to pay dividends in the foreseeable future. The Company currently intends to retain all of its earnings to finance its operations and future growth. Moreover, under current U.K. law, the Company's accumulated realized profits must exceed its accumulated realized losses (on a non-consolidated basis) before dividends can be paid.

         For exchange rate information, see "Exchange Rate Information" on page 4 of this Form 20-F. Solely for the convenience of the reader, the pound sterling amounts as of and for the year ended December 31, 1998 have been translated into U.S. dollars at the noon buying rate on December 31, 1998 of $1.6628 per L1.00.

         For a discussion of the impact of exchange rate fluctuations on the Company's operating results, see "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                       JAGO HOLDING AG
                                                       ----------------------------------------------
                                                                                            4 MONTHS
                                                         YEAR ENDED DECEMBER 31,              ENDED
                                                       --------------------------           April  30,
Consolidated Income Statement Data:                      1994               1995               1996
                                                       -------            -------             ------
                                                                      (IN THOUSANDS)
U.K. GAAP
Continuing:

Turnover ...................................           L11,430            L14,156            L4,751
Cost of sales ..............................            (7,202)            (9,699)            (2,393)
                                                       -------            -------             ------
Gross profit ...............................             4,228              4,457              2,358
Selling, marketing & distribution expenses .              (589)              (790)              (299)
Administration expenses ....................            (2,757)            (3,352)            (1,407)
Research and development expenses ..........              (295)              (354)              (132)
Other operating income .....................             1,766              1,852                179
Other operating expenses ...................              (552)            (1,525)              (115)
                                                       -------            -------             ------
Group operating profit......................             1,801                288                584
Share in operating loss of joint venture ...            (2,478)              (854)              (467)
                                                       -------            -------             ------
                                                          (677)              (566)               117
Net interest ...............................              (327)              (462)              (194)
Taxation ...................................              --                 --                 (154)
                                                        -------            -------            -----
Net loss ...................................           L(1,004)           L(1,028)             L(231)
                                                       -------            -------             ------
                                                       -------            -------             ------
U.S. GAAP

Loss from continuing operations ............              (834)              (802)              (231)
Net loss ...................................              (834)              (802)              (231)

                                                            AS OF DECEMBER 31,                AS OF
                                                       --------------------------            APRIL 30,
Consolidated Balance Sheet Data:                         1994              1995                1996
                                                       -------            -------             ------
                                                                      (IN THOUSANDS)
U.K. GAAP

Fixed assets ...............................            L4,892             L6,021             L5,541
Cash at bank and in hand ...................                90                 22                893
Total assets ...............................             7,776              9,673              9,735
Long-term obligations (excluding provisions)            (4,152)            (2,629)            (2,420)
Share of net capital deficiency of Joint Venture        (3,228)            (4,320)            (5,207)
Equity shareholders' deficit ...............            (4,712)            (5,047)            (5,532)

U.S. GAAP

Total assets ...............................                                9,833              9,891
Equity shareholders' funds .................                               (4,887)            (5,376)

                                                                     SKYEPHARMA PLC
                          ------------------------------------------------------------------------------------------------------
                                                       5 MONTHS
                                                         ENDED
                            YEAR ENDED JULY 31,       DECEMBER 31,                     YEAR ENDED DECEMBER 31,
Consolidated Income       ----------------------      ------------     ---------------------------------------------------------
Statement Data:             1994           1995           1995           1996            1997            1998             1998
                          -------        -------         ------        --------        --------        --------         --------
                                                         (in thousands, except per share data)
U.K. GAAP
Continuing:
Turnover ..............     L--            L--            L--            L9,013         L13,839         L10,925         $ 18,166
Cost of sales .........      --             (156)          --            (7,028)        (10,193)        (10,630)         (17,675)
                          -------        -------         ------        --------        --------        --------         --------
Gross (loss)/profit ...      --             (156)          --             1,985           3,646             295              491
Selling, marketing &
  distribution expenses      --             --             --            (2,539)         (3,063)         (4,230)          (7,034)
Administration
  expenses ............      --             (603)          (328)         (6,384)         (6,422)         (6,781)         (11,275)
Research and
  development expenses       --             --             --            (2,098)         (6,109)         (5,712)          (9,498)
Other operating
  income ..............      --             --             --               313            --              --               --
                          -------        -------         ------        --------        --------        --------         --------
Group operating loss         --             (759)          (328)         (8,723)        (11,948)        (16,428)         (27,316)
Share of operating
  profit/(loss) in
Joint Venture .........      --             --             --              (492)           (346)             14               23
                          -------        -------         ------        --------        --------        --------         --------
                             --             (759)          (328)         (9,215)        (12,294)        (16,414)         (27,293)
Group operating
  profit/(loss) from
  discontinued
  operations ..........       340         (5,095)          --                27            --              --               --
                          -------        -------         ------        --------        --------        --------         --------
Total operating
  profit/(loss) .......       340         (5,854)          (328)         (9,188)        (12,294)        (16,414)         (27,293)
Gain on disposal of
  fixed
  assets/(provision)
  for loss on disposal
  of fixed asset
  investment ..........      --               61           --            (1,823)           --              --               --
Provision for loss
on disposal of
discontinued
  operations (net) ....      (967)        (3,959)          --              (121)           --              --               --
                           -------        -------         ------        --------        --------        --------         --------
Loss on ordinary
activities before
  interest and taxation      (627)        (9,752)          (328)        (11,132)        (12,294)        (16,414)         (27,293)
Interest receivable ...      --               32           --             1,000             808           1,396            2,321
Interest payable ......      (440)          (261)           (57)         (4,098)         (6,229)         (6,993)         (11,628)
Taxation ..............      --               75           --                72             (66)            (85)            (141)
                          -------        -------         ------        --------        --------        --------         --------
Net loss ..............   L(1,067)       L(9,906)         L(385)       L(14,158)       L(17,781)       L(22,096)        $(36,741)
                          -------        -------         ------        --------        --------        --------         --------
                          -------        -------         ------        --------        --------        --------         --------
Loss per share ........      (1.6)p        (13.8)p         (0.6)p          (5.3)p          (5.1)p          (5.7)p       $  (0.09)

U.S. GAAP
Loss from continuing
  operations ..........                     (759)          (385)        (51,952)        (18,658)        (21,789)         (36,231)
Net loss ..............                   (9,036)          (385)        (52,046)        (18,658)        (21,789)         (36,231)
Per Share:
Loss from continuing
  operations ..........                     (1.1)p         (0.6)p         (19.3)p          (5.3)p          (5.7)p       $  (0.09)
Net loss ..............                    (12.6)p         (0.6)p         (19.3)p          (5.3)p          (5.7)p       $  (0.09)

                                                                          SKYEPHARMA PLC
                                                      -----------------------------------------------------------
                                                                         AS OF DECEMBER 31,
                                                      -----------------------------------------------------------
Consolidated Balance Sheet Data:                       1995         1996         1997         1998         1998
                                                      ------       -------      -------      -------      -------
                                                                          (IN THOUSANDS)
U.K. GAAP

Fixed assets ...................................           L2       L9,297      L24,034      L30,337      $50,444
Cash and short term bank deposits ..............           --       21,318        8,671       30,925       51,422
Total assets ...................................        1,244       34,354       42,430       68,855      114,492
Long-term obligations (excluding provisions) ...           --       (4,918)      (4,150)      (6,248)     (10,389)
Share of net capital deficiency of Joint Venture           --       (5,106)      (6,099)      (6,262)     (10,412)
Provisions .....................................         (797)     (62,572)     (70,015)     (40,539)     (67,408)
Equity shareholders' (deficit)/funds ...........       (9,681)     (44,486)     (46,110)       6,235       10,368

U.S. GAAP

Total assets ...................................        1,244      157,588      148,559      169,788      282,323
Equity shareholders' funds .....................       (3,431)     141,320      129,847      146,668      243,880


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING THOSE SET FORTH UNDER THE CAPTION "RISK FACTORS" AND ELSEWHERE IN THIS FORM 20-F.

         The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and related notes of the Company and the Consolidated Financial Statements and related notes of Jago, each contained elsewhere in this Form 20-F. This discussion contains summarized financial information which has been derived from such financial statements. You should not rely solely upon such summarized information but should read this entire document. The Financial Statements have been prepared under accounting principles generally accepted in the United Kingdom which vary in certain important respects from accounting principles generally accepted in the United States. See "Summary of Material Differences between U.K. and U.S. GAAP" in Note 29 to the Financial Statements on F-50.

OVERVIEW

         The Company, as currently operated, was formed substantially from the 1996 acquisition of two pharmaceutical companies: Jago and Krypton. Jago, a Swiss drug delivery company which commenced operations in 1983, was acquired by the Company in May 1996 and now constitutes the principal operating subsidiary of the Company. The total consideration paid by the Company to acquire Jago was approximately L100.8 million in cash (plus a prepayment of $6.0 million (L3.9 million)) and approximately 30.7 million ordinary shares (valued at 75 pence per share). In the fund raising associated with the transaction, Dr. Gonella purchased 84,789,463 ordinary shares of the Company at a purchase price of 75 pence per share. The Company has agreed to pay additional consideration in respect of the Jago acquisition pursuant to an earn-out arrangement. See "Item
13. Interest of Management in Certain Transactions - Certain Arrangements in Respect of the Jago Acquisition". To finance the Jago acquisition and to provide additional working capital for the Company, the Company issued and sold approximately 187.8 million ordinary shares in a public offering in the United Kingdom in May 1996 at a price of 75 pence per share.

         Krypton, which the Company acquired in January 1996, is a Gibraltar-based company which holds development rights to certain generic drugs. The total consideration paid by the Company to acquire Krypton was L12.0 million satisfied by the issue of 30 million ordinary shares, and warrants to subscribe for an additional 3 million ordinary shares at an effective exercise price of 40 pence per share. The Company has agreed to pay additional consideration in respect of the Krypton acquisition if certain milestones and profit hurdles are met. See "Item 13. Interest of Management in Certain Transactions - Certain Arrangements in Respect of the Krypton Acquisition".

         The interest of the Company's management in the above transactions results substantially from management's interest in Jago and Krypton prior to their acquisition and management's funding of certain pharmaceutical activities while the discontinued tent hire operations were in the process of disposal.

         The Company's management's continuing interest in those transactions is in the earn-out arrangement in respect of the Jago acquisition, the additional consideration in respect of the Krypton acquisition and a non-executive director's interest in VECAP Venture Capital Partners AG and continuing professional services provided by a law firm with which the director is also associated. To date, no payments have been made under the Jago and Krypton earn-out arrangements. See "Item 13. Interest of Management in Certain Transactions".

         In January 1997, the Company acquired a pharmaceutical manufacturing and production facility near Lyon, France. See "Item 1. Description of Business
- Manufacturing".

         On March 10, 1999 the Company completed the acquisition of SkyePharma Inc., a San Diego based drug delivery company, for 28.3 million ordinary shares in ADS form, having a market value of L20.0 million. In addition, on April 1, 1999 a further 16.2 million ordinary shares were issued to the former SkyePharma Inc. shareholders on FDA approval of DepoCyt as part of the contingent payments arrangements. The net assets of the acquired company at December 31, 1998 amounted to approximately L5.5 million. See "Item 1. Description of Business - Acquisition of SkyePharma Inc."

         On May 19, 1999 the Company announced an agreement with Hyal Pharmaceutical Corporation ("Hyal") of Mississauga, Ontario to acquire all of the issued and outstanding shares and the 12% subordinated debentures of Hyal. The transaction is subject to satisfaction of a number of conditions including completion of due diligence and the approval of Hyal shareholders. The maximum consideration payable is approximately L3.5 million of which approximately L2.6 million is payable in shares.

         The Company's strategy for the sale and distribution of its generic pharmaceutical product candidates has been to develop its own marketing capability through its Brightstone subsidiary in the U.S. However, during 1998 the Directors concluded that the Company was unlikely to maximise the value of its generic pharmaceutical product candidates using its own marketing resources. The Company has signed one licensing agreement and is in discussion with a number of strategic collaborative partners who already have significant and complementary U.S. generic drug manufacturing capability to sell and distribute the Company's products in the U.S. In December 1998 the Company discontinued its own generic drug sales and marketing operations in the U.S. and has since integrated Brightstone's clinical development and finance functions with SkyePharma Inc., resulting in the termination of employment for 22 staff involved in sales and marketing activities. The exit plan was substantially completed by April 30, 1999 and the actual costs incurred were not materially different from the provisions made. This should provide annual cost savings of up to L2 million. The Company recorded a one-time exceptional charge with this restructuring of L1.3 million in 1998.

         The Company's revenues to date from continuing business have been principally generated by contract development revenue, including milestone payments from third parties, contract manufacturing and royalty revenue from sales by third parties of products developed by the Company. See "Item 1. Description of Business Risk Factors - Risk Factors Relating to the Drug Development Industry - The Company's results of operations tend to fluctuate". In the periods under review, the Company also received contract development revenue, including milestone payments from the Joint Venture. During 1997 and 1998 revenues from the Joint Venture have declined. On

March 4, 1999 the Company reached an agreement with Genta relating to the outstanding liabilities and the future operation of the Joint Venture. The Company does not consider it will suffer any material adverse financial consequences from its implementation of the agreement. See "Item 1. Description of Business - Joint Venture with Genta" for a discussion of the terms of this agreement. Commencing in 1997 the Company began generating revenue from contract manufacturing at its Lyon facility. See "Item 1. Description of Business - Manufacturing".

         The following table summarizes revenues by class of business and geographical segment.

                                                             YEAR ENDED DECEMBER 31,
                                                          1996          1997         1998
                                                         ------       -------      -------
                                                                 (in thousands)
By class of business:

Pharmaceuticals
 Contract development, including Milestone payments
  Receivable from third parties ...................      L4,296        L4,614       L2,401
  Receivable from the Joint Venture ...............       1,685           419           52
                                                         ------       -------      -------
                                                          5,981         5,033        2,453
Manufacturing and distribution ....................         826         6,569        6,485
Royalties receivable ..............................       2,206         2,237        1,987
                                                         ------       -------      -------
                                                         L9,013       L13,839      L10,925
                                                         ------       -------      -------
                                                         ------       -------      -------
By location of customer:

 U.K. .............................................      L1,308        L1,151          207
 Continental Europe ...............................       4,110        10,333        6,865
 U.S ..............................................       3,570         2,355        3,434
 Rest of the world ................................          25          --            419
                                                         ------       -------      -------
                                                         L9,013       L13,839      L10,925
                                                         ------       -------      -------
                                                         ------       -------      -------

         Historically, the contributions to total revenues generated by each of these sources have varied from period to period. Each of these sources results in significantly different gross margins. In respect of contract development revenue, the Company generally endeavors to recover its direct costs, its objective being to generate long-term profits from royalties on successful product commercializations. Royalty revenues generally result in higher gross margins than contract development revenue, which is affected by the timing of milestone payments. Accordingly, the comparability of gross margins from period to period will be affected by the mix or sources of revenue earned.

         After cost of sales, the Company's principal expenditures have related to administrative expenses, the Company's internal research and development costs, the costs of the corporate offices, and interest expense and, prior to December 1998, the build-up of the sales and marketing organization in the United States. In 1997 the Company began to incur costs relating to contract manufacturing at its Lyon facility. See "Item 1. Description of Business - Manufacturing".

         As the majority of the Company's expenses are incurred in Switzerland, France and the United States and the Company's revenues are substantially in U.S. dollars, the Company's results of operations, as reported in pounds sterling, can be materially influenced by changes in exchange rates.

         Inflation did not have a significant impact on the Company's operations during any of the periods presented.

LIQUIDITY AND CAPITAL RESOURCES

         Since the inception of its pharmaceutical business in 1995, the Company has financed its operations primarily by the sale of equity and debt securities, interest income and cash from operations.

         In January 1996, the Company raised approximately L9.0 million in a rights issue in the United Kingdom. In May 1996, the Company raised L140.8 million through a public offering in the United Kingdom, of which L114.1 million was used to fund the cash portion of the Jago acquisition of L109.3 million and acquisition expenses.

         In September 1997, the Company placed 17.3 million ordinary shares, representing 5% of its existing share capital, with directors and other investors at a price of 45 pence per share. The placing raised approximately L7.4 million, net of expenses. A total of 6.1 million shares, with an aggregate value of L2.75 million at the placing price, were placed with directors of the Company and their associated companies and trusts.

         In March 1998, the Company issued unsecured Debentures in the aggregate principal amount of $18,576,359 due February 2001, providing it with approximately L9.8 million of funding, net of expenses. The Debentures were issued at a discount equivalent to an annual rate of 3%. The Debentures confer upon the holders thereof the right to apply the principal sum to subscribe for ordinary shares at any time in the three year period following the issue. The subscription price is to be calculated as the average of the three highest of the five lowest closing bid prices during the 20 day period prior to subscription, subject to a maximum subscription price of 90 pence per ordinary share. The amount of the Debentures to be applied in subscription for ordinary shares on any date is calculated by applying the 3% per annum discount rate to the principal sum.

         To issue these Debentures the Company required the approval of its Shareholders in a General Meeting. Under the terms of the Debentures, the maximum number of new ordinary shares which may be issued on subscription after taking account of the subscription rights exercisable under the Class "C" Warrant is 30 million. If the exercise of the subscription rights taken together with the subscription rights exercisable under the Class "C" Warrant would lead to an issue of more than 30 million ordinary shares, the residual liability under the Debentures becomes repayable in full within 30 days of the maximum number of shares being issued together with a premium of 5%, unless shareholder approval is sought and obtained to issue more than 30 million ordinary shares.

         During 1998 Debentures in an aggregate principal amount of $14,358,000 were applied to the subscription of an aggregate of 16,070,203 ordinary shares at prices between 44 pence and 65 pence per share, leaving a remaining outstanding aggregate principal amount of Debentures of $4,219,000 at December 31, 1998. As of May 31, 1999, Debentures in an aggregate principal amount of $14,463,195 had been applied to the subscription of an aggregate of 16,170,204 ordinary shares at between 44 pence and 65 pence per share, leaving a remaining outstanding aggregate principal amount of Debentures of $4,113,164.

         In consideration for the services provided to the Company by GEM Advisors Inc. in connection with the subscription for and issue of the Debentures, the Company granted an option to GEM, Ltd. and Global Strategic Holdings, Ltd., affiliates of GEM, on the terms of the agreement constituting the Class "C" Warrant, to purchase up to 1.8 million ordinary shares at an exercise price of 120 pence per ordinary share at any time up to March 11, 2001. The aggregate number of ordinary shares which may be exercised under the terms of the Class "C" Warrant and the Debentures shall not exceed 30 million. The subscription rights under the Class "C" Warrant are subordinate to those of the holders of the Debentures.

         In July 1998 the Company issued 36 million ordinary shares in the form of shares or ADSs in a public offering in the United States. The offering raised L22.7 million net of expenses at an offering price of 70 pence per share or $11.48 per ADS. Each ADS represents 10 ordinary shares.

         In November 1998, the Company issued 8,628,500 ordinary shares to Novartis Pharma in association with a collaborative agreement to jointly develop a new formulation of Foradil, for the treatment of asthma. The issue at a price of 70 pence per share resulted in proceeds to the Company of L6.1 million.

         In April 1999, pursuant to the terms of a collaboration agreement with Chiron Corporation of San Diego, SkyePharma Inc. issued a secured promissory note for US$9.7 million payable in three equal installments in June 2000, 2001 and 2002.

         In May 1999 the Company signed an agreement with Silicon Valley Bank for the financing arrangements of SkyePharma Inc. Under the agreement, the Company covenanted to hold cash balances equivalent to the greater of 75% outstanding loan balances or three months' cash burn, and the Company covenanted to hold on a consolidated basis, cash balances equivalent to six months' cash burn, all balances being held on an unrestricted basis. At March 10, 1999, the date of acquisition, SkyePharma Inc.'s outstanding loan balances amounted to L5.2 million.

         Under the terms of the agreement with Hyal Pharmaceutical Corporation the Company provided interim financing of approximately L0.3 million on May 19, 1999 on a secured basis. The agreement, which is subject to a number of conditions including completion of due diligence and the approval of Hyal shareholders, provides that the Company will pay approximately L0.9 million in cash upon FDA approval of Hyal's lead product, Solarase, if the product is approved on or before December 31, 2000.

         Total cash outflow from operations (before use of liquid resources and financing) in 1998 was L17.1 million, including some L4.3 million on the purchase of tangible fixed assets, primarily for the Company's own Geomatrix manufacturing capacity in Lyon, and L2.9 million initial investment in the Company Inc.

         The Company's cash position including short-term bank deposits at December 31, 1998 amounted to L29.0 million, net of bank overdrafts of L1.9 million. In addition, at December 31, 1998 the Company had short-term borrowings, including obligations under finance leases, amounting to L1.5 million and long-term borrowings, including obligations under finance leases and Debentures, amounting to L6.2 million.

         The Company is an emerging pharmaceutical company and expects to absorb cash until products are fully commercialized, and to generate losses at least through 1999. Much of the Company's cash requirement is of an investment nature and is to a great extent discretionary. Substantial funds will be used for the Company's own product development efforts and capital expenditures for further expansion of the manufacturing facility in Lyon, France, in connection with the Novartis agreement.

         Based upon the Company's business plan the Directors anticipate that the Company will have sufficient resources to fund its current operations through at least the next twelve months.

         The Company is reliant on collaborative partners and upon its ability to continue to obtain new development contracts from third parties to further develop and commercialize its Geomatrix drug delivery technologies. See "Item 1. Description of Business - Risk Factors Relating to the Drug Development Industry
- The Company is dependent on Geomatrix technologies as to which further successful development is uncertain; The failure by the Company's collaborative partners to provide funding, obtain regulatory approvals and conduct marketing activities could adversely affect the Company's business".

         During 1997, the Company's tangible fixed assets increased by approximately L14.2 million. Approximately L13.1 million of the increase resulted from the acquisition of the manufacturing and production facility in Lyon, France in January 1997. In addition, the Company incurred costs of approximately L5.0 million in the purchase of tangible fixed assets and approximately L0.7 million on the acquisition of product rights in 1997. Of this total, approximately L3.7 million related to the upgrade of the Lyon facility for additional scale-up manufacturing as well as for full scale commercial manufacturing. In 1998 expenditure on tangible fixed assets amounted to approximately L4.3 million including expenditure on the upgrade of the Lyon facility of approximately L2.6 million.

         The Company's balance sheet at December 31, 1998 shows shareholders' funds of approximately L6.2 million compared with a deficit of L46.1 million at December 31, 1997. The balance sheet is significantly impacted by goodwill and deferred consideration. At December 31, 1998 the goodwill recorded within the profit and loss reserve amounted to approximately L170.9 million and the deferred consideration and shares to be issued amounted to approximately L45.8 million. The Directors have deemed that it is in the best interests of the Company to try to settle the deferred consideration as this will remove a significant uncertainty that complicates the evaluation of the Group. The Directors are currently in discussion with the Jago vendor to explore the terms on which the obligation may be settled. In addition the Company will need to renegotiate elements of the Krypton acquisition agreement following the change in the Company's strategy for the sale of its generics. Consequently, at December 31, 1998 the Company reduced the deferred consideration and shares to be issued by L52.2 million which represents the Directors' reasonable estimate of the deferred consideration payable. See the Company's consolidated balance sheets in "The Company's Financial Statements".

         In January 1997 the Company acquired a pharmaceutical manufacturing and production facility in Lyon, France that it plans to use to manufacture products both for collaborative partners and for the Company. The Company has spent approximately L6.3 million in capital cost and L0.5 million in cGMP and FDA compliance costs since January 1, 1996 to upgrade the facility to meet its projected manufacturing and distribution needs. See "Item 1. Description of Business - Manufacturing".

         Capital commitments, contracted for but not provided in the accounts, were L1.2 million at December 31, 1997 and Lnil at December 31, 1998.
Such commitments relate principally to capital expenditures on the upgrade of the Lyon facility to meet projected manufacturing requirements and additional payments due for product rights to three generic drugs acquired from a third party. In addition, the Company had total annual commitments under operating leases for rentals amounting to L1.2 million at December 31, 1997 and L1.0 million at December 31, 1998. The Company expects to fund its commitments from its existing cash resources.

RESULTS OF OPERATIONS

         The Company's results of operations tend to fluctuate materially on a monthly, semi-annually and yearly basis and, therefore, make period-to-period and period-on-period comparisons inappropriate at this stage in the Company's development. The Company believes that it will continue to experience fluctuations in its results of operations in the near to medium term. Since December 31, 1998, the Company has continued to realize net losses.

         YEAR ENDED DECEMBER 31, 1998 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1997

         The presentation of the Company's accounts has been modified to reflect the adoption of U.K. Financial Reporting Standard No. 9 : Associates and Joint Ventures and U.K. Financial Reporting Standard No. 10: Goodwill and Intangible Assets. The prior period has been restated for comparability. See Note 1 to the Financial Statements on F-9.

                                                                  BEFORE                            YEAR TO           YEAR TO
                                                                EXCEPTIONAL      EXCEPTIONAL       DECEMBER 31,      DECEMBER 31,
                                                                   ITEMS            ITEMS             1998              1997
                                                                  -------           ------           -------           -------
                                                                                          (in thousands)
Turnover
Group and share of Joint Venture .......................          L11,038             --             L11,038           L13,839
Less: share of Joint Venture ...........................             (113)            --                (113)             --
                                                                  -------           ------           -------           -------
Group turnover .........................................           10,925             --              10,925            13,839
Cost of sales ..........................................          (10,284)            (346)          (10,630)          (10,193)
                                                                  -------           ------           -------           -------
Gross profit ...........................................              641             (346)              295             3,646
Selling, marketing and distribution expenses ...........           (3,251)            (979)           (4,230)           (3,063)
Administration expenses ................................           (6,781)            --              (6,781)           (6,422)
Research and development expenses ......................           (5,712)            --              (5,712)           (6,109)
                                                                  -------           ------           -------           -------
Group operating loss ...................................          (15,103)          (1,325)          (16,428)          (11,948)
                                                                  -------           ------           -------           -------
Share of operating profit/(loss) in Joint Venture ......                                                  14              (346)
                                                                                                     -------           -------
Loss on ordinary activities before interest and taxation                                             (16,414)          (12,294)
Interest receivable ....................................                                               1,396               808
Interest payable
 Group .................................................                                              (6,619)           (5,864)
 Joint Venture .........................................                                                (374)             (365)
Total interest payable .................................                                              (6,993)           (6,229)
                                                                                                     -------           -------
Loss on ordinary activities before taxation ............                                             (22,011)          (17,715)
Taxation ...............................................                                                 (85)              (66)
                                                                                                     -------           -------
Retained loss ..........................................                                             (22,096)          (17,781)
                                                                                                     -------           -------
                                                                                                     -------           -------

         During 1998 the Company recorded a one-time exceptional charge of approximately L1.3 million (1997: Lnil) relating to the restructuring of its activities in North America, through the integration of Brightstone's clinical development and finance functions with SkyePharma Inc. The exceptional charges are shown separately above, and comprise cost of sales L0.3 million and selling, marketing and distribution expenses L1.0 million.

         Group turnover in 1998 was L10.9 million, a decrease of L2.9 million compared to L13.8 million in 1997, primarily due to a reduction in contract development income from customers. Contract research and development including milestone payments was L2.5 million compared to L5.0 million in 1997, due to the increased number of projects in later stage clinical trials in 1998. By the clinical trial stage of project development, the Company's work is substantially complete and its customers pay directly for clinical trials. Manufacturing and distribution revenues remained stable at L6.5 million in 1998 compared to L6.6 million in 1997. Included in these numbers are sales by Brightstone of multi-source generics of L0.8 million during 1998 compared to L0.2 million in 1997. Royalty income declined slightly during the year to L2.0 million from L2.2 million in 1997. Royalty income is earned primarily from Dilacor XR but a modest contribution was received for the first time from Madopar.

         During 1998 the Company also received L6.5 million from Novartis in association with a collaboration agreement. This total included L0.4 million of technology access fees. Novartis paid the balance in exchange for shares rather than as a technology access fee and milestone payments.

         Cost of sales consists of research and development expenditures, including the costs of certain clinical trials incurred on behalf of our collaborative partners; the direct costs of contract manufacturing; the direct costs of generic sales; and royalties payable. Cost of sales before exceptional items remained stable during 1998 at L10.3 million compared to L10.2 million in 1997.

Gross profit in 1998 before exceptional items remained positive at L0.6 million compared to L3.6 million in 1997.

         Selling, marketing and administration expenses for 1998 before exceptional items were L10.0 million compared to L8.8 million before exceptional items in 1997. The Company's own research and development expenses for 1998 were L5.7 million, a decrease of L0.4 million compared to 1997. Of the total R&D expenditure in 1998, L3.7 million related to the Company's generic portfolio and L2.0 million was spent on the development of its GEOMATRIX and pulmonary technologies.

         The share of operating loss in the Joint Venture was Lnil in 1998 compared to L0.3 million in 1997. On March 4, 1999 the Company reached an agreement with Genta Inc., relating to the outstanding liabilities and the future operation of the Joint Venture. The Company does not consider it will suffer any material adverse financial consequences from its implementation of the agreement. See "Item 1. Description of Business - Joint Venture with Genta".

         The operating loss for 1998 excluding exceptional items, was L15.1 million, an increase of L3.5 million compared to L11.6 million excluding exceptional items in 1997. This is due primarily to the decrease in contract development income from customers.

         The Company's loss on ordinary activities before taxation was L22.0 million in 1998 compared to L17.7 million in 1997. This includes a non-cash expense of L5.9 million in 1998 and L5.5 million in 1997 for the interest on the deferred consideration relating to the acquisition of Jago.

         The loss per share for the year was 5.7 pence, a 12% increase over 1997. While losses increased by 24% the average number of shares rose by 10% to 385 million shares.

         Foreign currency exchange movements did not have a material impact on the turnover or results of operations in 1998 compared to 1997.

   YEAR ENDED DECEMBER 31, 1997 COMPARED WITH THE YEAR ENDED DECEMBER 31, 1996

                                                                   YEAR ENDED DECEMBER 31,
                                                                    1996              1997
                                                                  --------          --------
                                                                       (in thousands)
Turnover ...............................................           L9,013           L13,839
Cost of sales ..........................................           (7,028)          (10,193)
                                                                  --------          --------
Gross profit ...........................................            1,985             3,646
Selling, marketing and distribution expenses ...........           (2,539)           (3,063)
Administration expenses ................................           (6,384)           (6,422)
Research and development expenses ......................           (2,098)           (6,109)
Other operating income .................................              313              --
                                                                  --------          --------
Group operating loss ...................................           (8,723)          (11,948)
Share of operating loss in joint venture ...............             (492)             (346)
                                                                  --------          --------
                                                                   (9,215)          (12,294)
Group operating profit from discontinued operations ....               27              --
                                                                  --------          --------
Total operating loss ...................................           (9,188)          (12,294)
Provision for loss on disposal of fixed asset investment           (1,823)             --
Loss on disposal of discontinued operations (net) ......             (121)             --
                                                                  --------          --------
Loss on ordinary activities before interest and taxation          (11,132)          (12,294)
Interest receivable ....................................            1,000               808
Interest payable .......................................           (4,098)           (6,229)
Taxation ...............................................               72               (66)
                                                                  --------          --------
Net loss ...............................................          L(14,158)         L(17,781)
                                                                  --------          --------
                                                                  --------          --------

         Turnover for the combined pharmaceutical operations (the Company's continuing business) in 1997 was approximately L13.8 million, an increase of approximately L4.8 million compared to turnover of approximately L9.0 million in 1996. Of the 1997 turnover, L13.6 million was generated by the Company's operations in continental Europe compared with L9.0 million in 1996. Approximately L3.7 million of the increase is attributable to the inclusion of only eight months of Jago's activities in 1996 and approximately L5.4 million from contract manufacturing since January 1997 under an agreement with Wyeth-Ayerst International Inc. ("Wyeth-Ayerst"), a wholly-owned subsidiary of American Home Products ("AHP"). These have been offset mainly by the decline in contract development revenue from the Joint Venture as discussed below, and approximately L1.3 million is attributable to adverse currency translation movements due to the strengthening of the pound sterling relative to the Swiss franc and the U.S. dollar in 1997 compared to 1996.

         Contract development revenue from third parties was approximately L4.6 million in 1997, an increase of approximately L0.3 million from approximately L4.3 million in 1996. These amounts include approximately L1.0 million in milestone payments in 1997 and L1.6 million in 1996. Approximately L1.1 million of the increase is attributable to the inclusion of only eight months of Jago's activities in 1996. Approximately L0.8 million is attributable to adverse currency translation movements due to the strengthening of the pound sterling relative to the Swiss franc and the U.S. dollar in 1997 compared to 1996.

         Contract development revenue from the Joint Venture with Genta was approximately L0.4 million in 1997, a decrease of approximately L1.3 million from approximately L1.7 million in 1996. In the four months prior to its acquisition in May 1996 Jago's contract development revenue from the Joint Venture amounted to approximately L1.7 million. Approximately L0.3 million is attributable to adverse currency translation movements due to the strengthening of pound sterling relative to the Swiss franc and U.S. dollar in 1997 compared to 1996. On March 4, 1999, the Company reached with Genta resolution for the outstanding liabilities and the future operation of the Joint Venture. The Company does not consider it will suffer any material adverse financial consequences from its implementation of the agreement. See "Item 1. Description of Business - Joint Venture with Genta". In addition, in October 1996, the Company acquired from the Joint Venture rights to develop six compounds, and it assumed a third party's obligations relating to the development of Nifedipine. Revenues from these contracts are eliminated on consolidation in 1997.

         Manufacturing and distribution revenue was approximately L6.6 million in 1997, an increase of approximately L5.8 million from approximately L0.8 million in 1996. Approximately L5.4 million of the increase in revenues in 1997 related to the Company's new manufacturing facility in Lyon, France acquired from Wyeth-Ayerst in January 1997.

         Royalty revenue, which is in respect of sales of Dilacor XR, amounted to approximately L2.2 million or 16% of the Company's 1997 revenues. Royalty revenue for the Company was approximately L2.2 million in 1996. Additionally, in the four months prior to its acquisition in May 1996, Jago received approximately L0.5 million in royalty revenues. The decrease in royalty revenues of L0.5 million is a result of the loss of Dilacor XR marketing exclusivity in the United States in June 1995.

         Cost of sales consists of research and development expenditure, including the costs of certain clinical trials, incurred by the Company on behalf of its collaborative partners, the direct costs of contract manufacturing under the agreement with Wyeth-Ayerst and others and royalties payable. Substantially all research and development expenditures are reimbursed by the Company's partners through contract development revenue received from such parties. Cost of sales in 1997 amounted to approximately L10.2 million, an increase of approximately L3.2 million compared to 1996 cost of sales of L7.0 million. Approximately L2.4 million of the increase is attributable to the inclusion of only eight months of Jago's activities in 1996. Approximately L5.2 million of the increase relates to the Company's new manufacturing facility acquired from Wyeth-Ayerst in January 1997. These have been offset by a reduction in cost of sales in line with the fall in contract development revenue from the Joint Venture. Cost of sales has also been reduced by approximately L1.3 million attributable to favorable currency translation movements due to the strengthening of pound sterling relative to the Swiss franc and U.S. dollar in 1997 compared to 1996. Royalties payable amounted to approximately L1.1 million in 1997 compared with approximately L1.2 million in 1996. Royalties payable primarily represent payments by the Company on receipt of royalties on Dilacor XR sales, being retained royalty rights on the purchase of the Geomatrix technology in 1996.

         Selling, marketing and administration expenses were approximately L9.5 million in 1997, an increase of approximately L0.6 million compared to continuing expenses of approximately L8.9 million in 1996. Approximately L1.6 million of the increase is attributable to the inclusion of only eight months of Jago's activities in 1996, offset by a reduction in the level of Jago expenses post acquisition and by approximately L0.5 million favorable currency translation movements due to the strengthening of pound sterling relative to the Swiss franc and U.S. dollar in 1997 compared to 1996. Approximately L1.0 million of the increase is attributable to the Company's manufacturing facility acquired from Wyeth-Ayerst in January 1997, primarily start up costs for the Company's own manufacturing and approximately L0.7 million on the development of the Company's planned ADR facility. In addition, there were approximately L1.4 million adverse currency translation effects in 1996 relating to intercompany balances. Currency translation effects relating to intercompany balances have been taken to reserves in 1997 as the Company has changed its designation of the nature of these balances from temporary to permanent. This change reflects the longer term cash needs of the subsidiaries funded through these advances, and the anticipation of management that such balances were no longer intended or anticipated to be settled in the foreseeable future. Such balances amounted to L12,176,000 and L29,539,000 at December 31, 1996 and 1997, respectively.

         Research and development expenses for the Company's proprietary research program were approximately L6.1 million in 1997, an increase of approximately L4.0 million compared to approximately L2.1 million in 1996. The increase is attributable to the Company's own research and development activities in support of its strategic objectives.

         The Company's share of operating losses in the Joint Venture was approximately L0.3 million in 1997 compared to approximately L0.5 million in 1996. In the four months prior to its acquisition in May 1996 Jago's share of losses in the Joint Venture amounted to approximately L0.5 million.

         Other operating income was zero in 1997 compared to approximately L0.3 million in 1996. No Genta shares were received by the Company in 1997 compared to approximately L0.3 million in 1996.

         The provision for loss on disposal of the Company's shares in Genta was approximately L1.8 million in 1996 and reduced the value of the investment to zero. No provisions were made in 1997.

         Approximately 30% of the loss before interest in 1997 compared to approximately 29% in 1996 originated from the Company's domestic operations in the U.K., which comprised primarily corporate office activities. In 1997 the relative size of loss before interest originating from the U.S. operations increased compared to the relative size of loss before interest originating from continental Europe, mainly because of increased research and development expenditures in the U.S.

         Net interest expense was approximately L5.4 million in 1997, an increase of approximately L2.3 million compared to approximately L3.1 million in 1996. The increase mainly resulted from an increase in the interest component of the deferred consideration relating to the acquisition of Jago of approximately L1.9 million.

         The Company's continuing operations incurred a net loss of approximately L17.8 million in 1997 compared with a net loss of approximately L14.2 million in 1996.

YEAR 2000

         Certain of the computer systems used by the Company may be affected by problems resulting from the use of only two digits to identify a year in the date field, such as "98" for "1998" and, therefore, may not be above to recognize dates subsequent to the year 1999. The Company is updating its computer software applications for compatibility with the Year 2000 at a cost that is not expected to be material. See "Item 1. Description of Business - Risk Factors - Risks relating to the Drug Development Industry - The Company is subject to Year 2000 risks for which it may not be prepared and which could have an adverse effect on its business".

ECONOMIC AND MONETARY UNION

         On January 1, 1999, eleven participating member nations of the EU adopted the euro as their official legal currency. For participating countries, the fixed conversion rates between the euro and the existing national currencies were established, and the euro was adopted as their legal currency. These participating member states have also transferred authority for conducting monetary policy to a European Central Bank. The euro will exist in parallel with national currencies, and transactions may be denominated in either currency until December 31, 2001 (though only notes and coins of the national currencies will be available for physical exchange). From January 1, 2002, euro notes and coins will be introduced and national currencies will be withdrawn by June 30, 2002. The United Kingdom has not participated initially in EMU, but may do so at a later time. The current policy of the U.K. government is that any decision to join EMU will only be taken after a national referendum of the people and, in any event, not before 2002.

         The Company conducts business in certain participating countries and anticipates that there will be increased efficiencies from the introduction of the euro, although no estimate has been made and there can be no assurance as to such efficiencies. The Company has analyzed the commercial risks involved with pricing transparency, with a view to reducing any impact in this area over the transition period. The Company does not expect that euro-related expenditures which will be incurred prior to 2002 will be material as the additional functionality has been built in to routine upgrades of the Group's systems. The incomplete or untimely resolution of systems modifications to accommodate the conversion to the euro where necessary in its operations may result in unfavorable costs and consequences to the company. It is not anticipated that such costs will be material. The Company is exposed to exchange rate fluctuations in counties in the euro zone, but it is difficult to predict whether the euro will affect the level or volatility of short-and long-term foreign exchange rates. The Company does not, however, expect that the introduction of the euro will have a material impact on financial condition, liquidity or results of operations.

ITEM 9A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Where appropriate, the Company seeks to hedge its future exchange rate exposure on U.S. dollar, Swiss franc and French franc expenditure. The Company does not however, hedge against the effect of exchange rate differences resulting from the translation in its balance sheet of foreign currency denominated assets and liabilities.

         Beginning in June 1996, the Company has selectively entered into forward currency contracts to fix certain of the non-sterling funding requirements of its principal subsidiaries. The primary non-sterling exposures are denominated in U.S. dollars, Swiss francs and French francs. The contracts generally have maturities not exceeding six months. Gains or losses on these contracts are not recorded until the maturity of the contracts at which time they are recorded as an adjustment to administrative expenses, consistent with the underlying non-sterling expenses that are required to be funded. The losses on forward contracts maturing during the year ended December 31, 1996 were L106,000, an amount that increased to L484,000 during the year ended December 31, 1997 due primarily to a significant increase in the value of forward contracts maturing during 1997. Losses on forward contracts maturing during 1998 were L126,000.

         The unrecognized losses from such contracts at December 31, 1996 and December 31, 1997 were L350,000 and L105,000 respectively. The Company does not use any other financial derivatives. At December 31, 1998 the Company had no outstanding contracts to buy foreign currency.

         At December 31, 1998 the Company had outstanding loans amounting to L7.7 million. The Company's management have assessed the interest rate exposure and deemed it not to be material.

ITEM 10 - DIRECTORS AND OFFICERS OF THE REGISTRANT

BOARD OF DIRECTORS

         The Company's Articles of Association provide that, except as otherwise provided in the Articles or unless otherwise determined by ordinary resolution of the Company, the Board of Directors shall consist of not less than three directors. Directors of U.K. companies do not generally have fixed terms of office. The Articles provide that at each Annual General Meeting, a number of directors equal to as close as possible (but not exceeding) one-third of the directors must retire from office by rotation, based principally on length of term of office, and are eligible for re-election. Directors may be appointed by the Company by ordinary resolution of the shareholders. In addition, the Board of Directors may appoint directors to fill vacancies or as additional directors. Any director so appointed by the Board of Directors must retire from office at the next Annual General Meeting but is then eligible for re-appointment by the shareholders at that meeting.

DIRECTORS AND EXECUTIVE MANAGEMENT

NAME                                                       AGE           POSITION
--------                                                 --------        --------
Ian Gowrie-Smith (1) ..............................         51           Executive Chairman
Michael Ashton (1) ................................         53           Chief Executive Officer
Donald Nicholson (1) ..............................         41           Finance Director and Executive Director
Peter Warburton (1)(2) ............................         54           Secretary and International Counsel
Air Chief Marshal Sir Michael Beavis (3)(4)(5) ....         69           Non-Executive Director
Dr. Jacques Gonella ...............................         57           Non-Executive Director
R. Stephen Harris (3)(4) ..........................         56           Non-Executive Director
Dr. Keith Mansford (4)(5) .........................         67           Non-Executive Director
Dr. Thomas Rinderknecht ...........................         45           Non-Executive Director
Nigel Wray (3) ....................................         51           Non-Executive Director
Walter Zeller (3)(5) ..............................         68           Non-Executive Director

--------
(1)   Member of Executive Committee.
(2)   Not a Director of the Company.
(3)   Member of Audit Committee.
(4)   Member of Remuneration Committee.
(5)   Member of Nomination Committee.

         IAN GOWRIE-SMITH has been Executive Chairman of the Board of the Company since January 1995. From January 1995 to November 1998 he was also Chief Executive Officer of the Company. He has more than 12 years of management experience in the pharmaceutical industry, most recently as Chief Executive Officer of Medeva plc. He graduated with a Bachelor of Commerce degree from the University of Melbourne in 1970.

         MICHAEL ASHTON was named Chief Executive Officer of the Company in November 1998. He joined the Company in January 1997 as Chief Executive Officer of Jago, was appointed to the Board in March 1997 and was named Chief Operating Officer of the Company in May 1998. He has almost 30 years of experience in the pharmaceutical industry. Prior to joining the Company he was Chairman, President and Chief Executive Officer of Faulding Inc. He obtained a B.Pharm degree from Sydney University in 1968 and an MBA from Rutgers University in 1974.

         DONALD NICHOLSON joined the Company in February 1996 as Chief Financial Officer and was appointed to the Board in March 1997. He was recently named Finance Director. He has more than 10 years of experience in the healthcare industry. Prior to joining the Company he was Corporate Strategy and Finance Director at Corange Group. Mr. Nicholson is a member of the Institute of Chartered Accountants of Scotland and obtained a B.Com (Hons) degree from the University of Edinburgh in 1980.

         PETER WARBURTON joined the Company in February 1996 as Company Secretary and International Counsel. He has more than 25 years of experience as a commercial lawyer, most recently as International Counsel and Secretary of Corange Ltd., the parent company of Boehringer Mannheim and DePuy. He has a law degree from the University of Sheffield and was called to the Bar in 1966.

         SIR MICHAEL BEAVIS was appointed to the Board in 1989. He retired from the Royal Air Force in 1987 as an Air Chief Marshal. He graduated from the Royal Air Force Staff College in 1963 and from the Royal College of Defense Studies in 1974.

         DR. JACQUES GONELLA became Deputy Executive Chairman of the Company in May 1996 when the Company acquired Jago. He stepped down from that position, becoming a non-executive director in April 1998. He founded Jago in 1983 and was its sole shareholder until its acquisition by the Company. He has more than 25 years of experience in the pharmaceutical industry. He received a Ph.D. in Chemistry from the Polytechnic Institute in Lausanne, Switzerland in 1968.

         STEPHEN HARRIS was appointed to the Board in November 1995. He has more than 25 years of experience in the pharmaceutical industry and is a non-executive director of several European pharmaceutical companies. He is a member of the Pharmaceutical Society of Great Britain and graduated with a B.Sc in Pharmacy from the University of London in 1964.

         DR. KEITH MANSFORD was appointed to the Board in March 1996. He is a Professor of Biochemistry at the University of Buckingham and a member of the Scientific Advisory Board of Gemini Research Limited. He is the Chairman of the Scientific Advisory Board of Electrophoretics International PLC and of Mansford Associates, an international healthcare consultancy. He is also a non-executive director of Plant Sciences International PLC. He obtained a B.Sc in Chemistry and a M.Sc in Biochemistry from the University of Durham and a Ph.D. in Biochemistry from the University of London.

         DR. THOMAS RINDERKNECHT was appointed to the Board in May 1996. He is a founding partner of the law firm Rinderknecht Glaus Stadelhofer, based in Switzerland. He obtained an LL.D. degree from the University of Zurich in 1984.

         NIGEL WRAY was appointed to the Board in January 1995. He is Executive Chairman of Burford Holdings Plc and Non-Executive Chairman of Carlisle Group Plc. He is an Executive Director for Brendon Street Investments, Moneypitch Ltd, Saracens Plc, Nottingham Forest plc, Enid Blyton Ltd and Domino's Pizza Group Ltd. He is also a Non-Executive Director for Singer & Friedlander Group Plc, Trocadero Plc, Grantchester Holdings Plc and Columbus Group Plc.

         WALTER ZELLER was appointed to the Board in February 1996. He has more than 30 years of experience in the pharmaceutical industry. Until 1995 he was the Chief Financial Officer of Corange Ltd., the parent company of Boehringer Mannheim and DePuy. He is a non-executive director of Henkel AG and Cie AG. He obtained a B.Sc in Business Administration from State Commercial College, Zurich.

COMMITTEES OF THE BOARD OF DIRECTORS

         The Board has an Executive Committee, an Audit Committee, a Remuneration Committee and a Nomination Committee. The Executive Committee is responsible for the executive management of the Company. It is chaired by the Chief Executive Officer and is comprised of the executive directors and members of senior management identified above. The Executive Committee generally meets monthly between Board meetings.

         The Audit Committee is responsible for reviewing and appraising the Company's financial reporting practices and procedures, the adequacy of its system of internal accounting control, and any matters raised by its independent auditors. It also is responsible for reviewing the half-year and full-year results of the Company and its Interim and Annual Reports and Accounts prior to their submission to the full Board. The Audit Committee is comprised of the non-executive directors identified above and is chaired by Walter Zeller. It meets twice each year.

         The Remuneration Committee is responsible for approving the remuneration and other benefits, including pension contributions, bonus payments, share options and severance payments, of the executive directors and other members of senior management. The Remuneration Committee is comprised of the non-executive directors identified above and is chaired by Sir Michael Beavis.

         The Nomination Committee was formed in 1999 and is responsible for making recommendations to the Board on any appointment to the Board. The Nomination Committee is comprised of the Chairman and Chief Executive Officer and the non-executive directors identified above.

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

         The following table sets forth certain information regarding the compensation paid to directors and officers of the Company in the year ended December 31, 1998.

                                                                 PENSION     ALL OTHER
                                       SALARY        BONUS       BENEFITS  COMPENSATION (1)
      NAME                               (L)          (L)          (L)           (L)
-------------------------            ----------     --------     --------  ----------------
Ian Gowrie-Smith ..........            250,000       62,500       31,250       20,690
Dr. Jacques Gonella .......             62,611           --        5,835        5,692
Richard Stewart (2) .......             98,295           --       12,215        8,543
Donald Nicholson ..........            120,000       30,000       15,000        8,919
Peter Warburton (3) .......            105,000       26,250       13,125       10,012
Michael Ashton (4) ........            142,449       36,440       13,887       50,291
Joseph Bozman, Jr (5) .....            147,788           --       18,534      174,438
Sir Michael Beavis ........             20,000           --           --           --
Stephen Harris ............             20,000           --           --           --
David Lees (6) ............             20,000           --           --           --
Dr. Keith Mansford ........             20,000           --           --           --
Dr. Thomas Rinderknecht ...             33,251           --           --           --
Nigel Wray ................             20,000           --           --           --
Walter Zeller .............             32,423           --           --           --

----------

(1) Includes company car allowance, medical and life insurance for directors and their families.
(2)      Mr. Stewart resigned effective November 20, 1998.
(3)      Mr. Warburton is an officer who is not a director.
(4)      Includes temporary living accommodation and school fees.
(5) Includes compensation for loss of office L153,556. Mr. Bozman resigned effective October 31, 1998.
(6)      Mr. Lees resigned effective May 19, 1999.

         In the year ended December 31, 1998, the Company paid L1,635,438 in aggregate compensation to its directors and officers as a group (14 persons).

         The Remuneration Committee of the Board of Directors administers a bonus plan for the Company's executive directors and officers. Pursuant to the plan, executive directors and officers may receive a bonus of up to 25 percent of their base salary. Bonuses are paid at the discretion of the Remuneration Committee in recognition of the individual's contribution to the success of the Company and the achievement of specified objectives.

PENSION AND SAVINGS PLANS

         The Company operates various defined contribution plans for its employees in the United Kingdom, Switzerland and the United States. The Company's contributions to these plans are charged to the income statement in the year to which they relate, and the assets are held in separate trustee administered funds. In 1998, the Company contributed L526,000 to pension and savings plans.

ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM THE REGISTRANT

         The aggregate number of ordinary shares underlying the Company's outstanding options and warrants as of May 31, 1999 was 29,360,540 (excluding the approximately 14 million ordinary shares authorized to be issued on the conversion of the Debentures).

SHARE OPTION PLANS

         The Company has three share option schemes: the SkyePharma plc 1999 Share Option Scheme, the European and North American Scheme and the SkyePharma plc 1999 Stock Option Plan for SkyePharma Holdings Inc. Employees.

SKYEPHARMA PLC 1999 SHARE OPTION SCHEME

         The SkyePharma 1999 Share Option Scheme (the "New Scheme") amends, updates and re-introduces an immediately pre-existing scheme. The New Scheme is divided into two parts, the first of which is intended to be approved by the Inland Revenue and the second of which will be unapproved. The unapproved part is designed for the grant of options to employees the value of which may exceed the approved limit of L30,000. Except to the extent required to obtain Inland Revenue approval, the two parts of the New Scheme are similar in all material respects.

         The New Scheme is governed by the Rules of the New Scheme and is administered by the Board of Directors of the Company. Eligibility for participation in the New Scheme is limited to those employees of SkyePharma, including Directors, who work for SkyePharma at least 25 hours per week as may from time to time be invited to participate by the Board. No Director or employee will be entitled as of right to participate in the New Scheme.

         Options may be granted under the New Scheme within six weeks of the day on which the Company first announces its annual or interim results in any year which the New Scheme subsists or any date on which the Directors determine that exceptional circumstances exist which justify the grant of options at that date. Initially, offers to participate may also be made within six weeks of the date of approval of the New Scheme by shareholders. No consideration is payable on the grant of an option. An option may not be granted to an individual selected to participate if the total subscription price thereunder would when added to the subscription price of ordinary shares issued or capable of issue to him under options previously granted to him under the New Scheme or any other share scheme of the Company, exceeds four times his remuneration in that or the previous tax year. In the case of super options, this limit is increased to eight times remuneration. Remuneration includes salary, commission and bonuses, but excludes benefits in kind. In the case of the approved part of the New Scheme, participants may only be granted options up to a value of L30,000. The Directors will only grant options to replace those already exercised if they are satisfied that there has been sustained improvement in the performance of the Company over not less than a two to three year period prior to such grant. Benefits under the New Scheme are not pensionable.

         Over a ten year period, the aggregate number of options which may be granted (excluding super options) under the New Scheme or any other option scheme of the Company is not to exceed 5% of the Company's issued share capital from time to time. No option (other than a super option) shall be granted under the New Scheme to replace options which have been exercised under any other scheme of the Company in the period of four years from the date of adoption of the New Scheme which exceeds 2.5% of the Company's ordinary shares in issue at the date the option is granted.

         The total number of ordinary shares which may be issued pursuant to options (other than super options) granted under the New Scheme over a five year period together with shares issued or issuable pursuant to options (other than super options) granted under the New Scheme or any other option scheme of the Company shall not exceed 5% of the ordinary shares in issue at the date any option is granted. The total number of ordinary shares which may be issued pursuant to options granted under the New Scheme on any date together with shares issued or issuable pursuant to options granted in the previous ten years under the Scheme or any other option scheme or sharesave scheme of the Company shall not exceed 10% of the ordinary shares in issue at the date any option is granted. The total number of ordinary shares which may be issued pursuant to options (other than super options) under the New Scheme granted on any date, together with shares issued or issuable pursuant to options (other than super options) granted in any period of three years from the date of adoption of the New Scheme, under the New Scheme or any other option scheme or sharesave scheme of the Company shall not exceed 3% of the ordinary shares in issue at the date any option is granted.

         The price per ordinary share at which a participant may acquire ordinary shares (the "Option Price") on the exercise of an option will be at the discretion of the Board, but shall not be less than the market value (as defined in the Rules) of an ordinary share at the date of grant and shall not in any event be less than the nominal value of an ordinary share.

         Options granted pursuant to the New Scheme may not be exercised prior to the third anniversary of their grant and must be exercised before the expiry of ten years from the date of grant. Super options may not be exercised prior to the fifth anniversary of their grant and must be exercised before the expiry of ten years from the date of grant. Options may be exercised in whole or in part in respect of any number of ordinary shares subject to a minimum of 1,000 ordinary shares. An option granted under the Scheme may not be exercised unless the relevant condition, as specified by the Directors or a committee thereof and notified to the participant no later than the date of grant, is satisfied. In the case of a super option, the performance condition specified by the Directors will be more challenging and in accordance with criteria recommended by the Association of British Insurers.

         If a participant leaves the service of the Company by reason of injury, disability, redundancy or normal retirement, or because the company by which such participant is employed ceases to be a member of the Company, such participant will be entitled to exercise any options in accordance with the rules of the New Scheme. If a participant leaves the service of the Company by reason of death, such participant's personal representative will be entitled to exercise any options within 12 months following the date of such participant's death. If a participant leaves the service of the Company for any reason other than the foregoing, such participant will be entitled to exercise any options within six months of leaving the service of the Company.

         If an offeror obtains control of the Company on the occurrence of
(i) a general offer to acquire the whole of the ordinary share capital of the Company, (ii) pursuant to an offer, an offeror becomes entitled to acquire the shares under Sections 428-430 of the Companies Act 1985 (the "Act") or
(iii) a compromise or arrangement is sanctioned by the Court under Section 425 of the Act, then an option holder and the offeror may agree that the options held can be exchanged for equivalent options in the offeror. Alternatively, if an offeror gains control pursuant to either a general offer or a compromise or arrangement pursuant to Section 425 of the Act, then the option holder may in the case of a general offer, exercise his options within six months following the later of the date of the acquisition or the date upon which the offer becomes unconditional, or in the case of a court order sanctioning a compromise or arrangement, within six months of that date.

THE EUROPEAN AND NORTH AMERICAN SCHEME

         The European and North American Scheme is in all material aspects identical to the SkyePharma plc 1999 Share Option Scheme, except that eligibility is restricted to employees in Europe and North America.

SKYEPHARMA PLC 1999 STOCK OPTION PLAN
FOR SKYEPHARMA INC. EMPLOYEES

         The SkyePharma PLC 1999 Stock Option Plan (the "New Plan") is governed by the Rules of the Plan and is administered by the Board of Directors of the Company acting through the Remuneration Committee. The New Plan will be available to all officers and key employees of SkyePharma Inc. and its subsidiaries who render services which contribute to its management growth or financial success, at the discretion of the Remuneration Committee. No Director or employee will be entitled as of right to participate in the New Plan.

         Options may be granted under the New Plan within six weeks of the day on which the Company first announces its annual or interim results in the year which the New Plan subsists or any date on which the Remuneration Committee determine that exceptional circumstances exist which justify the grant of options at that date. Initially, options may be granted which six weeks of the date of approval of the New Plan by shareholders. An option may not be granted to an individual selected to participate if the total subscription price thereunder would, when added to the subscription price of ordinary shares issued or capable of issue to him under options previously granted to him under the Scheme or any other share scheme of the Company, exceed four times his remuneration in that or the previous tax year. Remuneration includes salary, commission and bonuses, but exclude benefits in kind.

         The aggregate number of ordinary shares which may be issued pursuant to options granted under the New Plan over a five year period together with shares issued or issuable pursuant to options (other than super options) granted under the New Plan or any other option scheme of the Company shall not exceed 5% of the ordinary shares in issue at the date any option is granted. The total number of ordinary shares which may be issued pursuant to options granted in the previous ten years under the New Plan or any other option scheme or sharesave scheme of the Company shall not exceed 10% of the ordinary shares in issue at the date any option is granted. The total number of ordinary shares which may be issued pursuant to options granted under the New Plan on any date, together with shares issued or issuable pursuant to options (other than super options) granted in any period of three years from the date of adoption of the New Plan under the New Plan or any other option scheme or sharesave scheme of the Company shall not exceed 3% of the ordinary shares in issue at the date any option is granted. No option shall be granted under the New Plan to replace options which have been exercised under any other scheme of the Company in the period of four years from the date of adoption of the New Plan which exceed 25% of the Company's ordinary shares in issue at the date the option is granted.

         In an option is to qualify for tax benefits under certain provisions of the U.S. Internal Revenue code of 1986 as amended, ("income options") then the aggregate exercise price of options first becoming exercisable in any one calendar year may not exceed U.S.$100,000.

         The price per ordinary share at which a participant may acquire ordinary shares (the "Option Price") on the exercise of an option will be at the discretion of the Remuneration Committee, but shall not (in the case of Incentive Options) be less than the market value (as defined in the rules of the New Plan), or (in the case of options which are not Incentive Options) 85% of the market value (as so defined) of an ordinary share at the date of grant and shall not in any event be less than the nominal value of an ordinary share.

         Options must be exercised before the expiry of ten years from the date of grant. The earliest date at which an option may be exercised is at the discretion, in each case, of the Remuneration Committee. The Remuneration Committee may, but is not obliged, to impose conditions on the exercise of an option. In exercising its discretion in these respects, the Remuneration Committee will seek to act in the best interests of the Company, having regard to the conflicting requirements of, on the one hand, the custom and practice in the U.S. with regard to the grant of share options, and the expectations of U.S.-based employees, and on the other hand, the need to operate the New Plan in such a way as complies with best U.K. practice.

         If a participant leaves the service of the Company by reason of injury, disability, redundancy or normal retirement, or because the company by which such participant is employed ceases to be a member of the Company, such participant will be entitled to exercise any options in accordance with the rules of the New Plan. If a participant leaves the service of the Company by reason of death, such participant's personal representative will be entitled to exercise any options within 12 months following the date of such participant's death. If a participant leaves the service of the Company for any reason other than the foregoing, such participant will be entitled to exercise any options within 90 days of leaving the service of the Company.

         If an offeror obtains control of the Company on the occurrence of
(i) a general offer to acquire the whole of the ordinary share capital of the Company, (ii) pursuant to an offer, an offeror becomes entitled to acquire the shares under Sections 428-430 of the Companies Act 1985 (the "Act") or (iii) a compromise or arrangement is sanctioned by the Court under Section 425 of the Act, then an option holder and the offeror may agree that the options held can be exchanged for equivalent options in the offeror. Alternatively, if an offeror gains control pursuant to either a general offer or a compromise or arrangement pursuant to Section 425 of the Act, then the option holder may in the case of a general offer, exercise his options within six months following the later of the date of the acquisition or the date upon which the offer becomes unconditional, or in the case of a court order sanctioning a compromise or arrangement, within six months of that date.

OUTSTANDING OPTIONS

         The following table sets forth certain information concerning the options issued to certain directors and officers of the Company pursuant to the Company's share option plans as of May 31, 1999:

Ordinary Options

                                   NUMBER OF
                                 ORDINARY SHARES
                               UNDERLYING OPTIONS      EXERCISE         FIRST                 LAST
          NAME                      GRANTED              PRICE       EXERCISE DATE        EXERCISE DATE
-----------------------------  ------------------      ---------     --------------      --------------
Ian Gowrie-Smith (1)(2) .....      1,234,568             81.0p         Dec. 6, 1999        Dec. 6, 2006
                                     575,539             69.5p       April 19, 2002      April 19, 2009
Peter Warburton (1)(3) ......        533,333             75.0p       April 29, 1999      April 29, 2006
Donald Nicholson (1) ........        533,333             75.0p       April 29, 1999      April 29, 2006
                                      86,022             93.0p       March 31, 2001      March 31, 2008
                                     172,662             69.5p       April 19, 2002      April 19. 2009
Michael Ashton (4) ..........        639,077             93.0p       March 31, 2001      March 31, 2008
                                     871,451             69.5p       April 19, 2002      April 19, 2009

Super Options

                         NUMBER OF ORDINARY
                         SHARES UNDERLYING                      FIRST EXERCISE     LAST EXERCISE
      NAME               OPTIONS GRANTED       EXERCISE PRICE        DATE               DATE
---------------------    ------------------    --------------   --------------     ---------------
Ian Gowrie-Smith ....      2,385,009              57.67p         May 25, 2004        May 25, 2009
Donald Nicholson ....      1,022,147              57.67p         May 25, 2004        May 25, 2009
Michael Ashton ......      2,044,293              57.67p         May 25, 2004        May 25, 2009
Directors and officers as a
  group (11 persons) .... 10,097,434               N/A                  N/A                 N/A

--------
(1)      Issued pursuant to the Executive Scheme. (Now referred to as the
         Company PLC 1999 Share Option Scheme)
(2)      Also holds "B" Warrants. See "- Warrants".
(3)      An officer who is not a director.
(4)      Issued pursuant to the Unapproved Scheme. (Now referred to as the
         European and North American Scheme)


         The aggregate number of ordinary shares underlying outstanding options as of May 31, 1999 was 23,487,741. Such options have exercise prices ranging between 44.8 pence and 145 pence and expire between December 14, 1999 and May 25, 2009.

WARRANTS

"B" WARRANTS

         In January 1996, in connection with the Krypton acquisition, the Company issued 59,443,235 "B" Warrants to subscribe for ordinary shares.

         7,500,000 of these warrants were issued for no consideration on the basis of one "B" Warrant for every 10 ordinary shares on the placing of 75,000,000 ordinary shares. 17,354,522 of these warrants were issued for no consideration on the basis of one "B" Warrant for every 10 ordinary shares taken up by then existing shareholders under a rights issue of 173,545,215 ordinary shares.

         4,589,180 "B" Warrants were issued on the capitalization of certain Loan Notes.

         A further 30,000,000 "B" Warrants to subscribe for ordinary shares to certain directors and officers of the Company and an unrelated third party.
In addition, the Company agreed to issue up to 37,500,000 additional "B" Warrants pursuant to an earn-out arrangement. See "Item 13. Interest of Management in Certain Transactions - Certain Arrangements in Respect of the Jago Acquisition".

         All the "B" Warrants issued in January 1996 entitle the holders of such warrants to subscribe for ordinary shares. Effective upon the Company's May 1996 ten-to-one reverse stock split, each "B" Warrant entitles the holder thereof to subscribe for one-tenth of one ordinary share at an exercise price of 4p. Accordingly, the 30,000,000 outstanding "B" Warrants entitle the holders thereof to subscribe for 3,000,000 ordinary shares at an effective exercise price of 40 pence per share, and the 37,500,000 "B" Warrants that may be issued in connection with the Krypton earn-out would entitle the holders thereof to subscribe for 3,750,000 ordinary shares at an effective exercise price of 40 pence per share.

         "B" Warrants may be exercised in whole or in part on any number of occasions prior to December 31, 2002, which is the final "B" exercise date. The ordinary shares issued pursuant to the exercise of the "B" Warrants will rank PARI PASSU in all respects from the date of their issue with the existing ordinary shares then in issue.

         In the event of the voluntary winding-up of the Company or any other return of capital prior to the final "B" exercise date, the "B" Warrantholders will be entitled to be treated as if they had immediately before the date of the winding-up resolution fully exercised their rights to acquire ordinary shares pursuant to the exercise of the "B" Warrants and in that event shall be entitled to receive out of the available assets PARI PASSU with the holders of the ordinary shares such a sum as they would have received had they been the holders of such ordinary shares.

         If while any "B" Warrants remain outstanding any offer or invitation by or on behalf of the Company by way of rights is made to the holders of the ordinary shares, the Company shall ensure that a like offer or invitation is made at the same time to each "B" Warrantholder as if "B" Warrants had been validly exercised in full on the date immediately preceding the record date for such offer or invitation.

         While "B" Warrants remain which have not been exercised the Company shall not make any issue of ordinary shares or of any other rights or securities by way of capitalization of profits or reserved (including any share premium account and capital redemption reserve) to the holders of ordinary shares nor shall the Company make any distribution out of its capital or capital reserves, except that these restrictions shall not prevent the issue of any ordinary shares by way of capitalization of profits or reserves at the option of a holder of ordinary shares in lieu of a cash dividend.

         If while any "B" Warrants remain outstanding the ordinary shares shall be consolidated or sub-divided, then the number of ordinary shares (as so consolidated or sub-divided) to be issued on the exercise of the Warrants shall be adjusted pro rata accordingly.

         The ordinary shares and "B" Warrants were listed on the LSE's Alternative Investment Market on January 9, 1996 and on May 3, 1996 they were admitted to the LSE's Official List; however, the "B" Warrants were not marketed or made available to the public. The "B" Warrantholders shall not be deemed to be shareholders of the Company. The "B" Warrants are transferable by instrument in writing in any usual or common form (or in such other form as the directors of the Company may approve).

         The following table sets forth certain information concerning the "B" Warrants exercisable over the Company's ordinary shares:



                                                                      ORDINARY SHARES
                                                                       ISSUABLE UPON
                                                     NUMBER OF "B"      EXERCISE "B"
NAME                                                    WARRANTS         WARRANTS          EFFECTIVE EXERCISE
------------------------------------                 ------------  ----------------------  ------------------
                                                                      AT MAY 31, 1999
Ian Gowrie-Smith(1)...........................         19,797,143       1,979,714                 40p
Sir Michael Beavis............................             84,000           8,400                 40p
Nigel Wray(2).................................          1,589,510         158,951                 40p
Directors and officers as a group
(11 persons)..................................         21,470,653       2,147,065                 40p

-----------

(1) 1,317,143 "B" Warrants in which Ian Gowrie-Smith is shown above as having an interest are owned by and registered in the name of Walkvale Limited. The entire issued share capital of Walkvale Limited is held on behalf of the I.R. Gowrie-Smith Family Trust, the beneficiaries of which are certain members of Mr. Gowrie-Smith's family. In addition, 18,387,000 "B" Warrants are registered in the name of Buttress Nominees Limited, and 93,000 "B" Warrants are registered in the name of Fortress Nominees Limited. All of the "B" Warrants registered in the name of Buttress Nominees Limited and Fortress Nominees Limited are owned by Cangary Limited as trustee of the I.R. Gowrie-Smith Family Trust.

(2) Of the "B" Warrants in which Mr. Wray is shown above as having an interest, (i) 270,871 "B" Warrants are registered in the name of Abacus Nominees on behalf of The Priory Accumulation and Maintenance Trust, a family trust whose principal beneficiaries are Mr. Wray's children;
         (ii) 50,000 "B" Warrants are registered in the name of Bank of Scotland Central Nominees on behalf of The Priory Accumulation and Maintenance Trust; and (iii) 270,871 "B" Warrants registered in the name of NW Wray + Wray + Bunyard on behalf of a charitable trust known as The Priory Foundation, of which Mr. Wray is trustee.

         ASSUMPTION OF SKYEPHARMA INC. WARRANTS

     In connection with the acquisition of SkyePharma Inc., the Company agreed that outstanding warrants to purchase SkyePharma Inc. common stock on the effective date of the merger would become warrants to purchase the Company's ordinary shares. The following table sets forth certain information concerning these warrants:

------------------------------------------------------------------------------------------
Ordinary Shares Issuable Upon         Exercise Price Per
Exercise of Warrants(1)               Ordinary Share                   Expiration Date
------------------------------------------------------------------------------------------
                      123,579         $0.942                            2000
------------------------------------------------------------------------------------------
                       65,358         $2.142                            2000
------------------------------------------------------------------------------------------
                    1,322,728         $2.399                            2001
------------------------------------------------------------------------------------------
                      291,778         $1.499                            2001
------------------------------------------------------------------------------------------


----------------
(1) As part of the consideration in the SkyePharma Inc. acquisition, former SkyePharma Inc. shareholders have the right to receive additional shares of the Company in the event of the signing by March 31, 2000 by a corporate partner of a development and commercialization agreement for DepoMorphine or a macromolecule for the delivery of drugs using DepoFoam. See "Item 1. Description of Business -- Acquisition of SkyePharma Inc". If such condition occurs, the number of ordinary shares issuable under the warrants will be adjusted such that warrantholders will have the right to acquire additional ordinary shares under the warrants for no additional exercise price in an amount based on the same ratio used for determining the distribution of additional ordinary shares to the former SkyePharma Inc. shareholders.

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Certain Arrangements In Respect of the Jago Acquisition

         The Company acquired Jago from Dr. Jacques Gonella, the sole shareholder of Jago, on May 3, 1996 at an initial purchase price of approximately L101 million in cash (plus a prepayment of $6 million) and 30,711,856 ordinary shares (valued at 75 pence per share or approximately L23 million). In the fund raising associated with the transaction, Dr. Gonella purchased 84,789,463 ordinary shares of the Company, at a purchase price of 75 pence per share. In addition, the Company agreed to pay Dr. Gonella up to $5 million of any license income, royalties, milestones and contract fees received by the Company from the Joint Venture. The Company also agreed to pay Dr. Gonella up to $5 million in connection with any licensing, contract fees or other compensation payable by a third party to the

Company (under the terms of a joint venture agreement or otherwise) in respect of the pulmonary drug delivery technologies acquired in the Jago acquisition.

         The Company agreed to pay additional consideration in respect of the Jago acquisition pursuant to an earn-out arrangement. The agreement provides that the Company will pay Dr. Gonella an earn-out of the lesser of

         (1)      $250 million or

         (2) the aggregate of (A) 20% of the Company's consolidated gross Geomatrix license income (which is generally defined to include all income received by the Company relating to its Geomatrix technologies, but excludes intracompany payments, reimbursements from third parties relating to the Company's contract research and development expenses, and any royalty payments from sales of Dilacor XR) and (B) 2% of its consolidated gross Geomatrix sales revenues (which is generally defined to include any income received by the Company relating to the sale of any products that directly or indirectly use the Geomatrix technologies, but excludes intra-company sales), over a period of 10 years commencing May 1996.

         The Company is obligated to make any payments due under the earn-out arrangement on a semi-annual basis over a period of 10 years, subject to the sum of the Company's consolidated gross Geomatrix license income and 10% of the Company's consolidated gross Geomatrix sales revenues reaching a threshold of $30 million in any given year. Each installment will be equal to 20% of the Company's consolidated gross Geomatrix license income and 2% of the Company's consolidated gross Geomatrix revenues during the six months preceding the date of the semi-annual payment. The Company has the option to prepay the earn-out arrangements in cash for the present value of $250 million, discounted from 2006 at an annual rate of 8.5%, less any amount paid under the amount prior to the exercise of this option. Additionally, the Company has the option to pay $123 million to Dr. Gonella when the first $30 million threshold is reached, in full satisfaction of its earn-out obligation.

         The Directors have recently deemed that it is in the best interests of the Company to try to settle the deferred consideration as this will remove a significant uncertainty that complicates the evaluation of the Group. The Directors are currently in discussion with Dr. Gonella to explore the terms on which the obligation may be settled. Any agreement reached on this matter will have to gain the approval of the shareholders before it can be implemented. In the discussions referred to, both Dr. Gonella and Dr. T. Rinderknecht (his legal advisor), being Directors of the Company, have declared a personal interest and have not participated in the Board review of the estimate of fair value. Under U.K. Generally Accepted Accounting Standards, the Directors are obliged to provide a reasonable estimate of the fair value of the earn-out likely to be payable in preparing the accounts. Having regard to these matters, the Directors' current estimate is that not more than approximately L40 million would be payable in shares, in satisfaction of the deferred consideration obligation, under any settlement agreement.

         In the years ended December 31, 1996, 1997 and 1998, the Company made no payments to Dr. Gonella in respect to the foregoing earn-out arrangement.

         CERTAIN ARRANGEMENTS IN RESPECT OF THE KRYPTON ACQUISITION

         The Company acquired Krypton on January 8, 1996 from a series of trusts in which Ian Gowrie-Smith, Richard Stewart and Joseph Bozman (each of whom was then a director or officer of the Company), Amy Ikerd (an employee of the Company) and an unrelated third party had interests. At the time of the acquisition, Gowrie-Smith held a 64% interest, Stewart held a 3.8% interest and Bozman held a 11.7% interest in Krypton through their respective trusts. The total consideration paid by the Company (as adjusted to reflect the Company's 1996 reverse stock split) was 30 million ordinary shares and 30 million "B" Warrants that entitle the holders to subscribe for an additional 3 million ordinary shares at an effective exercise price of 40 pence per share. The Company agreed to pay additional consideration pursuant to an earn-out arrangement of up to 37.5 million additional ordinary shares and 37.5 million additional "B" Warrants that would entitle the holders to subscribe for 3.75 million ordinary shares at an effective exercise price of 40 pence per share. The agreement provides that

         (a) for each of the first three Krypton Products (as defined below) that obtains ANDA approval before December 31, 2003, an additional 2.5 million ordinary shares and 2.5 million additional "B" Warrants shall be issued;

         (b) in the event that the aggregate annual sales of the Krypton Products exceed $50 million and the Company is profitable in respect of such products before December 31, 2003, 10 million additional ordinary shares and 10 million additional "B" Warrants shall be issued;

         (c) in the event that the aggregate annual sales of the Krypton Products and the annual revenues of the Company exceed $200 million and the Company is profitable in respect of such products before December 31, 2003, an additional 10 million ordinary shares and 10 million additional "B" Warrants shall be issued; and

         (d) in the event that the aggregate annual sales of the Krypton Products and the annual revenues of the Company exceed $275 million and the Company is profitable in respect of such Products before December 31, 2003, an additional 10 million ordinary shares and 10 million additional "B" Warrants shall be issued.

         In the event that any two of hurdles (a), (b) and (c) are satisfied in relation to any single year's sales, only the first such hurdle shall be considered as satisfied. For purposes of this paragraph, the term "Krypton Products" refers to glipizide, glyburide, ISMN, midazolam HCL and vecuronium bromide.

         Immediately prior to the acquisition of Krypton, Gowrie-Smith held 13.9%, Stewart held 0.5% and Bozman held 1.6% of the ordinary shares of the Company. At that time, if all of the outstanding Convertible Preference Shares and then existing "A" Warrants had been exercised, Gowrie-Smith would have held an interest of 19.58%, Stewart an interest of 0.4% and Bozman an interest of 1.35% in the Company. Immediately after the acquisition, Gowrie-Smith held 24.7%, Stewart held 1.2% and Bozman held 3.9% of the ordinary shares of the Company. At that time, if all of the outstanding Convertible Preference Shares, "A" Warrants and "B" Warrants had been exercised, Gowrie-Smith would have held an interest of 26.38%, Stewart an interest of 1.17% and Bozman an interest of 3.63% in the Company.

         During 1998, the Company revised its strategy for the sale and distribution of its generic products in the U.S. and is currently in discussions with potential collaborative partners to sell and distribute its generic products, including the products acquired as part of the acquisition of Krypton. Certain of the hurdles relating to the Krypton acquisition were not formulated to take account of the detailed arrangements currently envisaged by the Company. The Company will therefore need to renegotiate elements of the Krypton acquisition agreement.

         The Directors have formed the opinion that until agreement is reached with the Krypton vendors, certain elements of deferred consideration cannot be estimated with any degree of certainty. Therefore the deferred consideration recognized in the accounts at December 31, 1998 relates to the extent that the hurdle discussed above is reasonably expected to be met. Consequently, an estimate of L6.3 million has been recognized as contingent consideration payable in respect of the Krypton acquisition at December 31, 1998 for 7.5 million ordinary shares and 7.5 million "B" Warrants (based on the market price for the ordinary shares at December 31, 1998).

         In January 1996, the Company repaid an amount of approximately L1 million that had been loaned interest-free to Krypton by the Ian Gowrie-Smith Family Trust to fund certain drug development and milestone payments.

         CERTAIN ARRANGEMENTS IN RESPECT OF VECAP

         Dr. Thomas Rinderknecht, a non-executive director of the Company, is the sole director and manager of VECAP Venture Capital Partners AG, a Swiss company that specializes in raising finance and investing in commercial opportunities. In 1993, Jago purchased for Sfr 700,000 certain exclusive marketing rights to a dry powder inhaler that was being developed pursuant to a collaborative arrangement between VECAP and NEOTEK Pharmaceutical Technologies AG. The development of the inhaler was abandoned, and in June 1996 VECAP agreed to reimburse Jago Sfr 532,500 of the purchase price.

         In 1994 VECAP provided Jago with $1.5 million of working capital in exchange for an option over the worldwide rights for the development of products by Jago. Subsequently, however, as part of the Joint Venture arrangement, Jago, VECAP and Genta agreed that VECAP would waive its right to exercise the option and that the Joint Venture would repay VECAP the $1.5 million it had loaned Jago out of revenues it may receive from third parties. Such repayment is to be made in return for the Joint Venture's obtaining the same rights over the same products in respect of which VECAP had waived its option. The Joint Venture also agreed to pay Jago a $1.5 million manufacturing license fee also payable out of future revenues. In 1996 the Joint Venture received revenues that triggered the obligation to pay VECAP and Jago each $500,000. Jago agreed to defer this payment but VECAP refused to do so. In February 1997 Jago loaned $0.5 million to the Joint Venture to enable it to satisfy, in part, its obligation to VECAP. Thus, as of December 31, 1998, the Joint Venture was still obligated to pay $1 million to VECAP and $1.5 million to Jago out of future qualifying income and to repay a $0.5 million loan to Jago. In March 1999 an agreement was signed between the Company and Genta Inc. concerning the future operations of the joint venture. The agreement reflects the above obligations in an agreed distribution schedule. See "Item 1. Description of Business -
Joint Venture with Genta".

         OTHER ARRANGEMENTS

         Dr. Thomas Rinderknecht, a non-executive director of the Company, is a partner at the law firm Rinderknecht, Glaus & Stadelhofer, based in Switzerland. During 1998 fees of L66,000 (1997: L163,000) were paid to Rinderknecht, Glaus & Staudelhofer in respect of legal advice to the Company AG and the Company.

         At the end of December 1998, Ian Gowrie-Smith, through a family trust, acquired a 50% interest in 10 East 63rd Street Inc., the company which owns 10 East 63rd Street, a property in New York. The Company has been in occupation of that property since January 1997, subject to a tenancy agreement which expired in January 1999, under which it paid a rent of $300,000 per annum. The lease has been renewed subsequent to the year end on the same terms.

                                     PART II

ITEM 14 - DESCRIPTION OF SECURITIES TO BE REGISTERED

         Not applicable

                                    PART III

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES

         None

ITEM 16 - CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

         None

                                     PART IV

ITEM 17 - FINANCIAL STATEMENTS

         (Not supplied as Item 18 is complied with)

ITEM 18 - FINANCIAL STATEMENTS

         Reference is made to Item 19 for a list of all financial statements filed as part of this Form 20-F.

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

            (a) The following financial statements are filed as part of this Form 20-F:

                                                                                            Page
                SkyePharma PLC Consolidated Financial Statements ..................         F-3
                Report of Independent Accountants .................................         F-2
                Consolidated Income Statements for the years ended
                  December 31, 1996; 1997 and 1998 ................................         F-3
                Consolidated Balance Sheets at December 31, 1997 and 1998 .........         F-4
                Consolidated Cash Flow Statements for the years ended
                  December 31, 1996; 1997 and 1998 ................................         F-5
                Notes to the Consolidated Cash Flow Statements ....................         F-6
                Consolidated Recognized Gains and Losses ..........................         F-8
                Reconciliation of Movement in Shareholder's Funds .................         F-8
                Notes to the Consolidated Financial Statements ....................         F-9

                Jago Holding AG Consolidated Financial Statements .................         F-59
                Report of Independent Accountants .................................         F-58
                Consolidated Income Statement for the four month period
                  ended April 30, 1996 ............................................         F-59
                Consolidated Cash Flow Statements for the four month period ended
                  April 30, 1996 ..................................................         F-60
                Notes to the Consolidated Cash Flow Statements ....................         F-61
                Statement of Total Recognised Gains and Losses ....................         F-62
                Reconciliation of Movement in Shareholder's Funds .................         F-62
                Notes to the Consolidated Financial Statements ....................         F-63

            (b) The following exhibits are filed as part of this Form 20-F:

                I.       Consent of Independent Auditors (SkyePharma plc)                   E-1

                II.      Consent of Independent Auditors (Jago Holding AG)                  E-2


                                      -87-

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 25, 1999

                                             By: /s/ Donald Nicholson
                                                -------------------------
                                                Name: Donald Nicholson
                                                Title: Finance Director

                  [THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

SKYEPHARMA PLC

REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SKYEPHARMA PLC

         We have examined the accompanying Consolidated Financial Statements of SkyePharma PLC and its subsidiaries contained on pages F-3 to F-57 of the Annual Report as at December 31, 1997 and 1998 and the years ended December 31, 1996, 1997 and 1998, which are expressed in pounds sterling except where specifically identified. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

         Our examinations of these statements were made in accordance with auditing standards generally accepted in the United Kingdom and the United States and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SkyePharma PLC and its subsidiaries at December 31, 1997 and 1998 and the results of their operations and their cash flows for the years ended December 31, 1996, 1997 and 1998 in conformity with accounting principles generally accepted in the United Kingdom consistently applied.

         Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net loss expressed in pounds sterling for the years ended December 31, 1996, 1997 and 1998 and the determination of consolidated stockholders' equity and consolidated financial position also expressed in pounds sterling at December 31, 1997 and 1998 to the extent summarised in Note 29 to the consolidated financial statements.

PRICEWATERHOUSECOOPERS
London,
United Kingdom

April 19, 1999

SKYEPHARMA PLC


CONSOLIDATED INCOME STATEMENTS


                                          YEAR TO DECEMBER 31, 1996            YEAR TO           YEAR TO DECEMBER 31, 1998
                                                                              DECEMBER
                                                                               31, 1997
                                   NOTES CONTINUING DISCONTINUED TOTAL      TOTAL               BEFORE    EXCEPTIONAL  TOTAL
                                           L'000       L'000     L'000      L'000             EXCEPTIONAL  ITEMS       L'000
                                                                                                ITEMS      L'000
                                                                                                L'000
                                   ------ --------  -------  --------      --------  -------    -------   -------  --------
TURNOVER

Group and share of Joint Venture ..          9,013       --     9,013        13,839              11,038        --    11,038

Less: share of Joint Venture ......             --       --        --            --               (113)        --     (113)

                                          --------  -------  --------      --------   -------  --------   -------  --------
GROUP TURNOVER ....................    2     9,013       --     9,013        13,839              10,925        --    10,925


Cost of sales .....................    2   (7,028)       --   (7,028)      (10,193)            (10,284)     (346)  (10,630)

                                          --------  -------  --------      --------   -------  --------   -------  --------
GROSS (LOSS)/PROFIT ...............          1,985       --     1,985         3,646                 641     (346)       295

Selling, marketing and distribution
expenses ..........................        (2,539)       --   (2,539)       (3,063)             (3,251)     (979)   (4,230)

Administration expenses ...........        (6,384)    (523)   (6,907)       (6,422)             (6,781)        --   (6,781)

Less: utilisation of prior period
provision .........................             --      550       550            --                  --        --        --

Research and development expenses .        (2,098)       --   (2,098)       (6,109)             (5,712)        --   (5,712)

Other operating income ............            313       --       313            --                  --        --        --

                                          --------  -------  --------      --------   -------  --------   -------  --------
GROUP OPERATING (LOSS)/PROFIT .....    4   (8,723)       27   (8,696)      (11,948)            (15,103)   (1,325)  (16,428)

Share of operating (loss) /profit
in Joint Venture ..................   11     (492)       --     (492)         (346)                                      14
                                          --------  -------  --------      --------   -------   -------   ------- ---------
                                           (9,215)       27   (9,188)      (12,294)                                (16,414)
Provision for loss on disposal of
fixed asset investment.                3   (1,823)       --   (1,823)            --                                      --

Loss on disposal of operations ....    3        --    (368)     (368)            --                                      --

Less: utilisation of prior period
provision .                            3        --      247       247            --                                      --

                                          --------  -------  --------      --------   -------   -------   -------  --------
LOSS ON ORDINARY ACTIVITIES
BEFORE INTEREST AND TAXATION.......       (11,038)     (94)  (11,132)      (12,294)                                (16,414)
                                          --------  -------  --------      --------   -------   -------   -------  --------
Interest receivable ...............                             1,000           808                                   1,396

Interest payable

- Group                                6                      (3,887)       (5,864)                                 (6,619)

- Joint Venture ...................   11                        (211)         (365)                                   (374)

                                                             --------      --------                                --------
Total interest payable ............                           (4,098)       (6,229)                                 (6,993)

                                                             --------      --------                                --------
LOSS ON ORDINARY ACTIVITIES BEFORE
TAXATION...........................                          (14,230)      (17,715)                                (22,011)

Taxation ..........................    7                           72          (66)                                    (85)

                                                             --------      --------                                --------
RETAINED LOSS .....................                          (14,158)      (17,781)                                (22,096)

                                                             --------      --------                                --------
BASIC AND DILUTED LOSS PER
ORDINARY SHARE (PENCE)........         8                       (5.3)p        (5.1)p                                  (5.7)p
                                                             --------      --------                                --------

-------------------
There was no material difference between the loss on ordinary activities before taxation and historic cost loss before taxation for these periods. All 1997 and 1998 results represent continuing activities.

See Notes to the Consolidated Financial Statements.

SKYEPHARMA PLC

CONSOLIDATED BALANCE SHEETS

                                                                       NOTES          DECEMBER     DECEMBER
                                                                                         31,          31,
                                                                                        1997         1998
                                                                                        L'000        L'000
                                                                      --------         --------     --------
FIXED ASSETS
Intangible assets .................................................       9                 969        1,399
Tangible assets ...................................................      10              23,065       25,999
Investments .......................................................      11                  --        2,939
                                                                                       --------     --------
                                                                                         24,034       30,337
                                                                                       --------     --------
CURRENT ASSETS
Stocks ............................................................      12               1,582        1,186
Debtors ...........................................................      13               8,143        6,407
Cash and short term bank deposits .................................     (c)               8,671       30,925
                                                                                       --------     --------
                                                                                         18,396       38,518
                                                                                       --------     --------
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR ....................      14             (8,276)      (9,571)
                                                                                       --------     --------
NET CURRENT ASSETS ................................................                      10,120       28,947
                                                                                       --------     --------
TOTAL ASSETS LESS CURRENT LIABILITIES .............................                      34,154       59,284
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR                  15              4,150)      (6,248)
(INCLUDING CONVERTIBLE DEBENTURES) ................................                --------         --------
                                                                                         30,004       53,036
                                                                                      =========    =========
PROVISIONS FOR LIABILITIES AND CHARGES
Deferred consideration ............................................      16              69,828       39,500
Net capital deficiency of Joint Venture
 Share of gross assets ............................................      11               (447)      (1,144)
 Share of gross liabilities ......................................       11               6,546        7,406
                                                                                       --------     --------
                                                                                          6,099        6,262
Other .............................................................      16                 187        1,039
                                                                                       --------     --------
                                                                                         76,114       46,801
                                                                                       --------     --------
CAPITAL AND RESERVES
Called up share capital ...........................................      20              36,395       42,710
Share premium .....................................................      22             155,868      186,215
Other reserves ....................................................      22              10,791       11,060
Currency translation reserve ......................................      22               (640)          662
Shares and warrants to be issued ..................................      21              15,744        6,281
Profit and loss account ...........................................      22           (264,268)    (240,693)
                                                                                        -------     --------
SHAREHOLDERS' (DEFICIT)/FUNDS - ENTIRELY ATTRIBUTABLE TO EQUITY
INTERESTS .........................................................                    (46,110)        6,235
                                                                                       --------     --------
                                                                                         30,004       53,036
                                                                                       --------     --------
                                                                                       --------     --------

---
For details of contingent liabilities and commitments, see Notes 18 and 19 to Consolidated Financial Statements. See Notes to the Consolidated Financial Statements.

SKYEPHARMA PLC


CONSOLIDATED CASH FLOW STATEMENTS

                                                                              YEAR TO      YEAR TO      YEAR TO
                                                                             DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                                                                  1996         1997         1998
                                                                  NOTES           L'000        L'000        L'000
                                                                 -------         --------     --------     --------
NET CASH OUTFLOW FROM OPERATING ACTIVITIES ....................      (b)         (15,005)     (14,996)     (10,302)
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received .............................................                     1,019          743        1,237
Interest paid .................................................                     (291)        (332)        (284)
Interest element of finance lease payments ....................                      (42)         (45)         (34)
                                                                                  -------     --------     --------
                                                                                      686          366          919
                                                                                 --------     --------     --------
TAXATION ......................................................                      (43)         (23)         (77)
                                                                                 --------     --------     --------
CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
Purchase of intangible fixed assets ...........................                     (378)        (738)        (444)
Purchase of tangible fixed assets .............................                     (784)      (3,710)      (4,310)
Purchase of fixed asset investment ............................       11               --           --      (2,939)
Proceeds from sale of tangible fixed assets ...................       24              810           26           72
                                                                                 --------     --------     --------
                                                                                    (352)      (4,422)      (7,621)
                                                                                 --------     --------     --------
ACQUISITIONS AND DISPOSALS
Purchase of subsidiary undertakings ...........................       23        (109,306)        (316)           --
Net (overdrafts)/cash acquired with subsidiary undertakings ...       23          (1,647)           73           --
Sale of subsidiary undertakings ...............................       24             (68)           --           --
                                                                                 --------     -------      --------
                                                                                (111,021)        (243)           --
                                                                                 --------     --------     --------
CASH OUTFLOW BEFORE USE OF LIQUID RESOURCES AND FINANCING .....                 (125,735)     (19,318)     (17,081)
                                                                                 --------     --------     --------
MANAGEMENT OF LIQUID RESOURCES
Amounts placed on deposit .....................................                  (92,925)     (21,932)     (43,304)
Deposits released .............................................                    73,777       34,214       23,157
                                                                                 --------     --------     --------
NET (INCREASE)/DECREASE OF AMOUNTS HELD ON DEPOSIT ............                  (19,148)       12,282     (20,147)
                                                                                 --------     --------     --------
FINANCING
Issue of ordinary share capital ...............................                   150,826        7,789       31,490
Expenses of share issue .......................................                   (5,315)        (368)      (2,456)
Issue of debentures ...........................................                        --           --       10,259
Expenses of debenture issue ...................................                        --           --        (486)
Debt due within one year:
 Increase in borrowings .......................................                        --           --          382
 Repayment of loans ...........................................                     (101)        (166)        (166)
Repayment of capital element of finance lease payments ........                     (260)         (49)        (268)
                                                                                 --------     --------     --------
                                                                                  145,150        7,206       38,755
                                                                                 --------     --------     --------
INCREASE IN CASH ..............................................       (a)             267          170        1,527
                                                                                 --------     --------     --------
                                                                                 --------     --------     --------



----------
See Notes to the Consolidated Financial Statements.

SKYEPHARMA PLC

NOTES TO THE CONSOLDATED CASH FLOW STATEMENTS

(A) RECONCILIATION OF MOVEMENTS IN NET FUNDS/(DEBT) (NOTE (C))                  YEAR TO         YEAR TO         YEAR TO
                                                                              DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                                                  1996            1997            1998
                                                                                 L'000           L'000           L'000
                                                                              -----------     -----------    ------------
Increase in cash in the year ..................................                     267             170           1,527
Cash outflow from decrease in debt and lease financing ........                     361             215              52
Cash outflow/(inflow) from change in liquid resources .........                  19,148        (12,282)          20,147
Issue of debentures ...........................................                      --              --         (9,773)
                                                                               --------       ---------        --------
Change in net funds/debt resulting from cash flows ............                  19,776        (11,897)          11,953
Loans and finance leases acquired with subsidiary .............                 (7,159)              --              --
Capitalisation of loan notes ..................................                   1,200              --              --
New finance leases ............................................                   (420)           (142)            (34)
Conversion of debentures ......................................                      --              --           7,626
Issue of `C' Warrants .........................................                      --              --             271
Debenture interest ............................................                      --              --           (419)
Translation differences .......................................                   2,729             553           (432)
                                                                               --------       ---------        --------
Movement in net funds/debt in the year ........................                  16,126        (11,486)          18,965
Net (debt)/funds at beginning of the year .....................                 (2,302)          13,824           2,338
                                                                               --------       ---------        --------
Net funds at end of the year ..................................                  13,824           2,338          21,303
                                                                               --------       ---------        --------
                                                                               --------       ---------        --------


---
Net (debt)/funds is defined as cash and liquid resources less borrowings.

(B) RECONCILIATION OF GROUP OPERATING LOSS TO NET CASH
OUTFLOW FROM OPERATING ACTIVITIES                                                YEAR TO         YEAR TO         YEAR TO
                                                                               DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                                                    1996            1997            1998
                                                                                   L'000           L'000           L'000
                                                                               -----------     -----------     -----------
Group operating loss ..........................................                   (8,696)        (11,948)        (16,428)
Exceptional charges within operating loss (Note 3).............                     --               689           1,325
                                                                                 -------         -------         -------
Operating loss excluding exceptional items ....................                   (8,696)        (11,259)        (15,103)
Depreciation and amortisation .................................                      868           2,470           2,561
Non-cash royalty income .......................................                   (1,340)           --              --
Vesting of shares of Genta Incorporated .......................                     (313)           --              --
Other .........................................................                    1,388              40               6
(Increase)/decrease in stocks .................................                      259          (1,345)            111
(Increase)/decrease in debtors ................................                     (202)         (4,798)          2,158
Increase/(decrease) in creditors ..............................                   (6,419)            344             177
Increase/(decrease) in provisions .............................                     (550)           --                29
                                                                                 -------         -------         -------
                                                                                 (15,005)        (14,548)        (10,061)
Outflow related to exceptional items ..........................                     --              (448)           (241)
                                                                                 -------         -------         -------
Net cash outflow from operating activities ....................                  (15,005)        (14,996)        (10,302)
                                                                                 -------         -------         -------
                                                                                 -------         -------         -------

SKYEPHARMA PLC

NOTES TO THE CONSOLDATED CASH FLOW STATEMENTS

(C) ANALYSIS OF NET FUNDS/(DEBT)
                                                                ACQUISITION
                                          AT                     (EXCL CASH       OTHER NON                        AT
                                      JANUARY 1,       CASH           &              CASH          EXCHANGE    DECEMBER 31,
                                         1998          FLOW      OVERDRAFTS)       CHANGES        MOVEMENTS      1998
                                        L'000          L'000         L'000           L'000           L'000         L'000
                                      ----------      ------     ------------     ---------       ----------   ------------
Cash at bank and in hand......          1,805          2,222           --             --            (44)           3,983
Overdrafts ...................         (1,127)          (695)          --             --            (95)          (1,917)
Short term bank deposits......          6,866         20,147           --             --            (71)          26,942
                                      ----------      ------     ------------     ---------       --------     ------------
                                        7,544         21,674           --             --           (210)          29,008
Debt due after one year.......         (3,750)        (9,773)          --           7,644          (141)          (6,020)
Debt due within one year......           (792)          (216)          --            (166)          (60)          (1,234)
Finance leases ...............           (664)           268           --             (34)          (21)            (451)
                                      ----------      ------     ------------     ---------       --------     ------------
                                       (5,206)        (9,721)          --           7,444          (222)          (7,705)
                                      ----------      ------     ------------     ---------       --------     ------------
                                        2,338         11,953           --           7,444          (432)          21,303
                                      ----------      ------     ------------     ---------       --------     ------------
                                      ----------      ------     ------------     ---------       --------     ------------

                                                                ACQUISITION
                                          AT                     (EXCL CASH       OTHER NON                        AT
                                      JANUARY 1,       CASH           &              CASH          EXCHANGE    DECEMBER 31,
                                         1997          FLOW      OVERDRAFTS)       CHANGES        MOVEMENTS        1997
                                        L'000          L'000         L'000           L'000           L'000        L'000
                                      ----------      ------     ------------     ---------       ----------   ------------
Cash at bank and in hand......            2,170         (635)         --              --               270          1,805
Overdrafts ...................           (2,009)         805          --              --                77         (1,127)
Short term bank deposits......           19,148      (12,282)         --              --              --            6,866
                                      ----------      ------     ------------     ---------       ----------   ------------
                                         19,309      (12,112)         --              --               347          7,544
Debt due after one year.......           (4,069)        --            --               166             153         (3,750)
Debt due within one year......             (823)         166          --              (166)             31           (792)
Finance leases ...............             (593)          49          --              (142)             22           (664)
                                      ----------      ------     ------------     ---------       ----------   ------------
                                         (5,485)         215          --              (142)            206         (5,206)
                                      ----------      ------     ------------     ---------       ----------   ------------
                                         13,824      (11,897)         --              (142)            553          2,338
                                      ----------      ------     ------------     ---------       ----------   ------------
                                      ----------      ------     ------------     ---------       ----------   ------------

                                                                ACQUISITION
                                          AT                     (EXCL CASH       OTHER NON                        AT
                                      JANUARY 1,       CASH           &              CASH          EXCHANGE    DECEMBER 31,
                                         1996          FLOW      OVERDRAFTS)       CHANGES        MOVEMENTS        1996
                                        L'000          L'000         L'000           L'000           L'000        L'000
                                      ----------      ------     ------------     ---------       ----------   ------------
Cash at bank and in hand......             --          1,604          --              --                566        2,170
Overdrafts ...................           (1,102)      (1,337)         --              --                430       (2,009)
Short term bank deposits......             --         19,148          --              --              --          19,148
                                      ----------      ------     ------------     ---------       ----------   ------------
                                         (1,102)      19,415          --              --                996       19,309
Debt due after one year.......             --           --          (5,579)           202             1,308       (4,069)
Debt due within one year......           (1,200)         101        (1,017)           998               295         (823)
Finance leases ...............             --            260          (563)          (420)              130         (593)
                                      ----------      ------     ------------     ---------       ----------   ------------
                                         (1,200)         361        (7,159)           780             1,733       (5,485)
                                      ----------      ------     ------------     ---------       ----------   ------------
                                         (2,302)      19,776        (7,159)           780             2,729       13,824
                                      ----------      ------     ------------     ---------       ----------   ------------
                                      ----------      ------     ------------     ---------       ----------   ------------

--------------
Cash at bank and in hand and short term deposits are aggregated on the balance sheet. Debt includes secured mortgage and convertible debentures. Other non-cash changes in 1998 relate mainly to conversion of debentures, debenture interest and issue of `C' Warrants.

SKYEPHARMA PLC

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                            YEAR TO        YEAR TO        YEAR TO
                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              1996           1997           1998
                                                             L'000          L'000          L'000
                                                          -----------    -----------    -----------
LOSS ATTRIBUTABLE TO SHAREHOLDERS ..................         (14,158)       (17,781)        (22,096)
Net currency translation effect
 Group .............................................           2,358         (2,476)          1,105
 Share of Joint Venture ............................            (804)           282             197
                                                             -------        -------         -------
                                                               1,554         (2,194)          1,302
                                                             -------        -------         -------
Total recognised gains and losses for the year               (12,604)       (19,975)        (20,794)
                                                             -------        -------         -------
                                                             -------        -------         -------


         This statement discloses the component gains and losses that have been recognised in the periods in so far they are attributable to shareholders. Recognised gains and losses include the net loss accounted for in the consolidated statements of income and those directly taken to shareholders' equity.

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

                                                            YEAR TO        YEAR TO        YEAR TO
                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              1996           1997           1998
                                                             L'000          L'000          L'000
                                                          -----------    -----------    -----------
Shareholders' deficit at the beginning of the year .        (3,431)         (44,486)       (46,110)
                                                           --------        --------       --------
Total recognised gains and losses for the year .....       (12,604)         (19,975)       (20,794)
Goodwill on acquisition ............................      (244,664)          12,697           --
Goodwill adjustments on deferred consideration .....        11,049            4,352         45,671
Ordinary shares issued, net of expenses ............       172,492            7,421         36,662
Revaluation of shares and warrants to be issued ....        21,863           (6,119)        (9,463)
Issue of warrants ..................................          --             --                269
Merger and other reserves ..........................        10,809           --               --
                                                          --------         --------       --------
Net movement in the year ...........................       (41,055)          (1,624)        52,345
                                                          --------         --------       --------
Shareholders' (deficit)/funds at the end of the year       (44,486)         (46,110)         6,235
                                                          --------         --------       --------
                                                          --------         --------       --------

--------------
See Notes to the Consolidated Financial Statements.

SKYEPHARMA PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1 ACCOUNTING POLICIES
  ACCOUNTING CONVENTION AND PRESENTATION

         The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the U.K. The principal accounting policies, which have been applied consistently, are set out below. There has been a minor reclassification of manufacturing expenses in 1998, the effect of which is immaterial.

         The Group (defined as the Company and its consolidated undertakings) has presented the profit and loss account in columnar form to illustrate the respective effect on the results for the period of the continuing SkyePharma business and disposals. The analysis by column is defined as follows:

Continuing        Reflects the trading results of the SkyePharma pharmaceuticals business.

Discontinued      Reflects the results of the tent hire business, Black &
                  Edgington, which was sold on November 21, 1995.

         The financial statements have been prepared on a going concern basis.

         The Group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the U.K. ("U.K. GAAP"). A reconciliation to U.S. GAAP of certain amounts at December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 is set forth in Note 29 of the Notes to the Consolidated Financial Statements.

  CONSOLIDATION

         The consolidated financial information includes the financial statements for the Company and its subsidiary undertakings. The Company has 50% ownership of a corporate joint venture company which is accounted for under the gross equity method. Intra-group sales and profits are eliminated fully on consolidation. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to the date of their sale or from their date of acquisition respectively.

         Compared with the financial statements for the year ended 31 December 1997 the presentation of these accounts has been modified to reflect the adoption of FRS 9: Associates and Joint Ventures and FRS 10: Goodwill and Intangible Assets. Following the introduction of FRS10 goodwill, both positive and negative, being the difference between the purchase consideration in subsidiary undertakings and the Group's share of the fair value of the net assets acquired is capitalised and amortised rather than written off to reserves as was the previous policy adopted. No such goodwill has arisen in the year to 31 December 1998. As permitted by FRS 10 goodwill written off to reserves in previous years has not been reinstated on the balance sheet and adjustments to such goodwill have been taken directly to reserves. Goodwill previously written off to reserves would be charged to the profit and loss account on disposal of the related business. Similarly where management consider that there has been a permanent diminution in the value of goodwill previously charged against reserves, this element of the goodwill is charged to the profit and loss account.

         Goodwill written off was previously shown in a reserve set up for that purpose. As required by FRS 10, this balance has been transferred to the profit and loss reserve as shown in note 22; Reserves.

         Following the introduction of FRS9 the presentation of the profit and loss account has been modified to show separately the Group's share of the operating result and interest charge of the Joint Venture. Similarly the balance sheet shows separately the Group's share of the Joint Venture gross assets and liabilities. The changes have had no effect on retained loss or net assets.

  ACCOUNTING ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial

SKYEPHARMA PLC

1 ACCOUNTING POLICIES (CONTINUED)
statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  REVENUE RECOGNITION

         Turnover comprises contract development, manufacturing and distribution, and royalty income. Contract development income represents amounts invoiced or billable to customers for services rendered under development contracts or for non-refundable milestone payments and technology access fees in accordance with the contract terms. Non-refundable income is credited to the income statement when earned. Certain refundable income is treated as deferred income until such time as there is no further obligation on the Company to make refunds. Manufacturing and distribution revenues represent principally, the toll manufacturing fees invoiced to Wyeth-Ayerst International Inc and its affiliated companies under a three year manufacturing contract entered into on the acquisition of the Group's manufacturing facility in Lyon, plus other contract manufacturing revenue and income from product sales. Revenue arising from manufacturing and distribution is recognised on dispatch of finished products. Advance royalties received are treated as deferred income until earned, when they are recognised as income.

  RESEARCH AND DEVELOPMENT COSTS

         Research costs are charged as an expense in the period in which they are incurred. Development costs are also recognised as an expense in the period in which they are incurred, unless all of the criteria are met for asset recognition. The major asset recognition criteria include: the ability to define clearly the product or process, demonstration of its technical feasibility and that a market for it exists. Development costs recognised as an asset do not exceed the probable net amount to be recovered in marketing the product or process and they are amortised over the estimated economic life.

  FOREIGN CURRENCIES

         Foreign currency transactions by Group companies are booked in local currency at the exchange rate ruling on the date of transaction. Assets and liabilities expressed in foreign currencies are translated into sterling at the exchange rates ruling at the balance sheet date. Unrealised gains and losses on forward contracts undertaken to manage foreign currency exposure are deferred and are recognised in the same period that the foreign currency exposure is recognised. Exchange differences which relate to the translation of net equity of overseas companies and intercompany foreign currency balances that are designated as long-term in nature are taken directly to reserves. All other foreign exchange differences relating principally to intercompany balances are taken to the profit and loss account in the year in which they arise. With effect from January 1, 1997, the group designated certain intercompany balances as long-term in nature. Previously, exchange differences on these balances were charged or credited to administrative expenses in the profit and loss account.

         The Group uses the average of exchange rates prevailing during the period to translate the results of overseas Group subsidiary and associated undertakings into sterling and period end rates to translate the net assets of those undertakings.

  TANGIBLE FIXED ASSETS

         Tangible fixed assets are included in the balance sheet at cost less accumulated depreciation. Depreciation is provided on tangible fixed assets at rates calculated to write off the cost, less estimated residual value, of each asset over its expected useful life. The rates and bases are as follows:

Freehold land                        not depreciated
Freehold buildings                   2%-5% straight line
Short leasehold property             Period of lease
Plant, equipment and fixtures        10%-33% straight line
Motor vehicles                       20% straight line

SKYEPHARMA PLC

1 ACCOUNTING POLICIES (CONTINUED)
  INTANGIBLE FIXED ASSETS

         Intangible fixed assets comprise intellectual property and capitalised development costs. Intellectual property comprises acquired patents, trade marks, know-how and other similarly identified rights. These are recorded at their acquisition cost and are amortised over the lower of the legal or estimated economic lives, not to exceed five years. Costs associated with internally developed intellectual property are generally treated as research and development costs. Development costs are recognised under the criteria stated above.

  FIXED ASSET INVESTMENTS

         Fixed asset investments of marketable equity securities are recorded at cost, less provision for permanent diminution in value.

  STOCKS AND WORK-IN-PROGRESS

         Stocks and work-in-progress are valued at the lower of cost and net realisable value and calculated using the first-in, first-out basis.

  LIQUID RESOURCES

         Liquid resources comprise short-term bank and commercial deposits with a maturity of less than one year.

  DEFERRED CONSIDERATION

         The provision for deferred consideration comprises the net present value of contingent consideration arising from acquisitions. The eventual outcome is subject to the Group's future performance. The provision is reviewed annually by the Directors and changes to the estimated fair value of the contingent consideration are recorded as an adjustment to goodwill. The interest element arising on discounting the liability is recorded as interest payable in the profit and loss account as it unwinds.

  DEFERRED TAXATION

         Deferred taxation is provided on timing differences using the liability method where it is probable that tax liabilities or assets will crystallise within the foreseeable future.

  LEASED AND HIRED ASSETS

         Assets acquired under hire purchase and finance lease agreements are included in tangible fixed assets. The capital element of amounts owed to the finance company at the balance sheet date is included in creditors as amounts falling due either within or after more than one year. Repayments are treated as consisting of both capital and interest with the interest element being charged to the profit and loss account in proportion to the outstanding obligations. Payments under operating leases and short term hire contracts are charged to profit and loss account as they fall due.

  PENSION COSTS

         The costs of the Group's defined contribution pension arrangements are charged to the income statement in the year to which they relate.

         The costs of the Group's defined benefit pension scheme is charged to the income statement on a systematic basis allowing for the expected pension cost over the service lives of employees, based on actuarial advice.

SKYEPHARMA PLC

1 ACCOUNTING POLICIES (CONTINUED)
  CONVERTIBLE DEBENTURES

         On issue, convertible debentures are stated at the amount of net proceeds after deducting issue costs. On conversion the amount recognised in shareholders' funds in respect of the shares issued is equal to the carrying value at the date of conversion.

         Debentures were issued during 1998 at a discount equivalent to an annual interest rate of 3% (note 15; Creditors - Amounts falling due after more than one year). Interest payable is calculated to unwind the issue costs and the discount on issue at a constant rate over the term of the debenture.

2        SEGMENTAL ANALYSIS

         SkyePharma's strategy is to be a provider of integrated drug delivery services to the Pharmaceutical industry, providing a full complement of drug delivery products and services ranging from formulation and development through to commercial manufacturing. As such SkyePharma's operations represent a single business segment, Pharmaceuticals, served by a range of drug delivery technologies and services.

         The tables below present an analysis of turnover, loss before interest, total assets and net assets by business and geographical segment together with analysis of cost of sales, capital expenditure and depreciation by business segment. A breakdown of turnover and cost of sales is also presented based upon the various drug delivery products and services provided.

         As there is only one business segment the totals shown in the following tables represent the total for the segment and the consolidated financial statements.

SKYEPHARMA PLC

2 SEGMENTAL ANALYSIS (CONTINUED)
(A) GROUP TURNOVER

                                                       YEAR TO        YEAR TO        YEAR TO
                                                     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                        1996           1997           1998
                                                       L'000          L'000          L'000
                                                       --------       --------       --------
By class of business:
Pharmaceuticals
Contract development, including milestone payments:
 Receivable from third parties ....................      4,296          4,614          2,401
 Receivable from the Joint Venture ................      1,685            419             52
                                                        ------         ------         ------
                                                         5,981          5,033          2,453
Manufacturing & Distribution ......................        826          6,569          6,485
Royalties receivable ..............................      2,206          2,237          1,987
                                                        ------         ------         ------
Total and consolidated ............................      9,013         13,839         10,925
                                                        ------         ------         ------
                                                        ------         ------         ------
Contract development split:
 R&D costs recharged ..............................      4,340          4,053          2,117
 Milestone payments ...............................      1,641            980            336
                                                        ------         ------         ------
                                                         5,981          5,033          2,453
                                                        ------         ------         ------
                                                        ------         ------         ------
By location of customer:
 U.K ..............................................      1,308          1,151            207
 Continental Europe ...............................      4,110         10,333          6,865
 U.S.A ............................................      3,570          2,355          3,434
 Rest of the world ................................         25             --            419
                                                        ------         ------         ------
Total and consolidated ............................      9,013         13,839         10,925
                                                        ------         ------         ------
                                                        ------         ------         ------
By location of operation:
 Continental Europe ...............................      9,013         13,593         10,085
 U.S.A ............................................         --            246            840
                                                        ------         ------         ------
Total and consolidated ............................      9,013         13,839         10,925
                                                        ------         ------         ------
                                                        ------         ------         ------

         Royalties receivable in 1996, 1997 and 1998 related predominantly to one customer.

         In 1998, L4,054,000 (1997: L5,357,000, 1996: LNil) of Manufacturing &
Distribution revenues represent toll manufacturing fees invoiced to Wyeth-Ayerst International Inc. and affiliated companies.

(B) COST OF SALES

                                   YEAR TO      YEAR TO      YEAR TO
                                  DECEMBER     DECEMBER     DECEMBER
                                     31,          31,          31,
                                     1996         1997         1998
                                    L'000        L'000        L'000
                                  --------    ---------     --------
By class of business:
 Pharmaceuticals.............
 Contract development .......      (5,178)      (3,136)      (2,998)
 Manufacturing & Distribution        (617)      (5,966)      (6,592)
 Royalties payable ..........      (1,233)      (1,091)      (1,040)
                                  -------      -------      -------
Total and consolidated ......      (7,028)     (10,193)     (10,630)
                                  -------      -------      -------
                                  -------      -------      -------

SKYEPHARMA PLC

2 SEGMENTAL ANALYSIS (CONTINUED)
C LOSS BEFORE INTEREST

                                YEAR TO          YEAR TO          YEAR TO
                              DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                  1996             1997             1998
                                 L'000            L'000            L'000
                              ------------    -------------     ------------
By class of business:
 Pharmaceuticals ........       (11,038)         (12,294)          (16,414)
 Discontinued activities            (94)            --                --
                                -------          -------           -------
Total and consolidated ..       (11,132)         (12,294)          (16,414)
                                -------          -------           -------
By location of operation:
 U.K ....................        (3,210)          (3,662)           (3,336)
 Continental Europe .....        (5,529)          (4,999)           (8,615)
 U.S.A ..................        (2,393)          (3,633)           (4,463)
                                -------          -------           -------
Total and consolidated ..       (11,132)         (12,294)          (16,414)
                                -------          -------           -------
                                -------          -------           -------

         Turnover and operating results of the Joint Venture relates wholly to pharmaceuticals and arises in continental Europe. The net loss in the Joint Venture included in the income statement for the year to December 31, 1998 was L360,000 (1997: L711,000; 1996: L703,000).

SKYEPHARMA PLC

2 SEGMENTAL ANALYSIS (CONTINUED)
         Reconciliation of reported segmental loss before interest to consolidated retained loss.

                                                 YEAR TO        YEAR TO         YEAR TO
                                               DECEMBER 31    DECEMBER 31,    DECEMBER 31,
                                                  1996           1997            1998
                                                 L'000          L'000           L'000
                                               -----------    -----------     -----------
Total segmental loss before interest ......      (11,132)       (12,294)       (16,414)
Interest receivable .......................        1,000            808          1,396
Interest payable
 - Group ..................................       (3,887)        (5,864)        (6,619)
 - Joint Venture ..........................         (211)          (365)          (374)
                                                 -------        -------        -------
Total interest payable ....................       (4,098)        (6,229)        (6,993)
                                                 -------        -------        -------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION      (14,230)       (17,715)       (22,011)
Taxation ..................................           72            (66)           (85)
                                                 -------        -------        -------
Retained loss .............................      (14,158)       (17,781)       (22,096)
                                                 -------        -------        -------
                                                 -------        -------        -------

(D) TOTAL ASSETS AND NET (LIABILITIES)/ASSETS

                                        TOTAL ASSETS               NET (LIABILITIES)/ASSETS
                                -----------------------------    ---------------------------
                                DECEMBER 31,     DECEMBER 31,    DECEMBER 31,   DECEMBER 31,
                                    1997            1998            1997           1998
                                   L'000           L'000           L'000          L'000
                                ------------     ------------    ------------   ------------
By class of business:
 Pharmaceuticals ........           42,430          68,855         (46,110)           6,235
                                   -------         -------         -------          -------
By location of operation:
 U.K ....................            9,217          31,881          38,039           74,247
 Continental Europe .....           31,403          35,422         (78,467)         (57,228)
 U.S.A ..................            1,810           1,552          (5,682)         (10,784)
                                   -------         -------         -------          -------
Total and consolidated ..           42,430          68,855         (46,110)           6,235
                                   -------         -------         -------          -------
                                   -------         -------         -------          -------


(E) CAPITAL EXPENDITURE

                                                     YEAR TO          YEAR TO          YEAR TO
                                                   DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                      1996             1997             1998
                                                     L'000            L'000            L'000
                                                   -----------      -----------      -----------
By class of business:
 Pharmaceuticals ..........................            1,107            4,962            4,308
                                                    ---------        --------         --------
                                                    ---------        --------         --------

F DEPRECIATION & AMORTISATION

                                                     YEAR TO          YEAR TO          YEAR TO
                                                   DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                      1996             1997             1998
                                                     L'000            L'000            L'000
                                                   -----------      -----------      -----------
By class of business:
 Pharmaceuticals ..........................              868            2,470            2,731
                                                     --------         --------          -------
                                                     --------         --------          -------

SKYEPHARMA PLC

2 SEGMENTAL ANALYSIS (CONTINUED)
(G) LONG LIVED ASSETS

                                                        YEAR TO         YEAR TO
                                                      DECEMBER 31,    DECEMBER 31,
                                                         1997            1998
                                                        L'000           L'000
                                                      -----------     -----------
By location of operation:
 U.K ............................................             396             333
 Continental Europe .............................          22,661          26,343
 U.S.A. .........................................             977             722
                                                         --------        --------
                                                           24,034          27,398
                                                         --------        --------
                                                         --------        --------

3 EXCEPTIONAL ITEMS

(A) ITEMS INCLUDED IN OPERATING LOSS

                                                                             YEAR TO         YEAR TO         YEAR TO
                                                                           DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                                               1996            1997            1998
                                                                              L'000           L'000           L'000
                                                                            --------        --------        --------
Establishment of ADR facility                                                     --             689              --
Provision for withdrawal from sales and marketing activities of                   --              --           1,325
Brightstone Pharma Inc.
                                                                            --------        --------        --------
                                                                                  --             689           1,325
                                                                            --------        --------        --------
                                                                            --------        --------        --------

         A decision was made in November 1998 to withdraw from the sales and marketing activities of Brightstone Pharma Inc. The major actions comprising this plan were;

         i To identify and provide for costs of exit from these activities in particular severance compensation and costs associated with termination of on going contracts with suppliers.

         ii To provide against the value of related inventory and fixed assets rendered obsolete.

         The total provision amounted to approximately L1.3 million made up as follows:

                                                            L'000
                                                          --------
Write down of tangible fixed assets                            170
Write down of inventory                                        346
Provision made for costs of closure                            809
                                                          --------
                                                             1,325
                                                          --------
                                                          --------

SKYEPHARMA PLC

3 EXCEPTIONAL ITEMS (CONTINUED)
         Included in the provision for costs of closure is L506,000 relating to severance compensation. This represents the termination benefits for 22 staff involved in sales and marketing activities. This amount has been charged to selling, marketing and distribution expenses.

         The related inventory and tangible fixed assets were written off in 1998 resulting in L516,000 being charged to the provision.

         The exit plan was substantially completed by April 30, 1999 and the actual costs incurred were not materially different from the provision.

         1997 exceptional costs of L689,000 included in administrative expenses relate to the cost of the Company's decision to make SkyePharma shares more accessible in the US in the form of an American Depositary Receipt facility. Much of the work was undertaken in 1997 and the facility was successfully established in July 1998.

(B) EXCEPTIONAL ITEMS SEPARATELY DISCLOSED AFTER OPERATING PROFIT

         1996 exceptional costs relate mainly to the provision for loss on disposal of shares in Genta Inc (see Note 11). Exceptional costs in 1996 for discontinued operations relate to the disposal of the Company's tent hire business in November 1995.

4 GROUP OPERATING LOSS

         The group operating loss is stated after charging:

                                                 YEAR TO        YEAR TO        YEAR TO
                                               DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                   1996           1997           1998
                                                  L'000          L'000          L'000
                                               -----------    -----------    -----------
Auditors remuneration
 Audit of SkyePharma PLC - U.K ................         21           32           32
 Audit of subsidiary undertakings-overseas ....         33           63           59

Depreciation of tangible fixed assets
 owned assets .................................        612        1,804        2,332
 assets held under finance leases .............        148          372          147
 Exceptional write down of assets .............         --           --          170

Research and Development expenditure
 current year expenditure .....................      1,990        5,815        5,712
 amortised from deferred expenditure ..........         49          208           --
Amortisation of intellectual property .........         59           86           82

Operating lease rentals
 hire of plant and machinery ..................         33          153           69
 other ........................................        316          662          823
                                                     -----        -----        -----
                                                     -----        -----        -----

         In addition to the above, Auditors' remuneration in respect of non-audit services, including payments made to the Company's previous auditors during their term of office, are analysed as follows:

                                                 YEAR TO        YEAR TO        YEAR TO
                                               DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                   1996           1997           1998
                                                  L'000          L'000          L'000
                                               -----------    -----------    -----------
PricewaterhouseCoopers                                 --              --            649
Price Waterhouse                                      664             499              *
Coopers & Lybrand                                     569              --              *
                                                 --------        --------       --------
                                                    1,233             499            649
                                                 --------        --------       --------
                                                 --------        --------       --------

* Non-audit fees of L649,000 for PricewaterhouseCoopers in 1998 include L95,000 paid to Price Waterhouse and L17,000 paid to Coopers & Lybrand prior to the date of appointment of PricewaterhouseCoopers as auditors.

SKYEPHARMA PLC

4 GROUP OPERATING LOSS (CONTINUED)
         It is the Group's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where their expertise and experience with the Group are important, principally tax advice and due diligence reporting on acquisitions, or where they are awarded assignments on a competitive basis. During the year PricewaterhouseCoopers earned the following fees:

                                                         YEAR TO        YEAR TO         YEAR TO
                                                       DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                                                           1996            1997            1998
                                                          L'000           L'000           L'000
                                                       -----------     -----------     -----------
Due diligence and other audit-related work .....          1,034             395             620
Tax advice .....................................            110              48              29
Consultancy ....................................             89              56              --
                                                        --------        --------        --------
Total non-audit fees ...........................          1,233             499             649
                                                        --------        --------        --------
                                                        --------        --------        --------

5        EMPLOYEES

                                                         YEAR TO        YEAR TO         YEAR TO
                                                       DECEMBER 31,   DECEMBER 31,    DECEMBER 31,
                                                           1996            1997            1998
                                                          L'000           L'000           L'000
                                                       -----------     -----------     -----------
EMPLOYMENT COSTS
Wages and salaries .............................            5,770           9,031           9,085
Social security costs ..........................              392           1,197           1,209
Pension costs ..................................              277             506             526
                                                         --------        --------        --------
                                                            6,439          10,734          10,820
                                                         --------        --------        --------
                                                         --------        --------        --------

         The average number of persons employed by the Group during the year was as follows:

                                                YEAR TO      YEAR TO      YEAR TO
                                              DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                                  1996         1997         1998
                                                 NUMBER       NUMBER       NUMBER
                                               --------      --------    --------
Pharmaceuticals ..........................          135          280          279
                                               --------      --------    --------
                                               --------      --------    --------

SKYEPHARMA PLC

5 EMPLOYEES (CONTINUED)
         DIRECTORS' REMUNERATION The tables below set out details of the Directors' aggregate emoluments and pension contributions for the years ended December 31, 1996, 1997 and 1998.

YEAR TO DECEMBER 31, 1998                         BASE                     COMPENSATION
                                                SALARY &                     FOR LOSS
                                                  FEES        BENEFITS       OF OFFICE       BONUSES       TOTAL
                                                  L'000        L'000           L'000          L'000        L'000
                                                --------      --------     ------------      -------       ------
EXECUTIVE DIRECTORS
I R Gowrie-Smith (Executive Chairman) .....          250           21                --           63          334
M Ashton ..................................          142           50                --           36          228
J F Bozman Jr. (to October 30, 1998) ......          148           21               154           --          323
D Nicholson ...............................          120            9                --           30          159
R A B Stewart (to November 20, 1998) ......           98            9                --           --          107
Dr J Gonella (to April 22, 1998) ..........           49            6                --           --           55
                                                --------      --------     ------------      -------       ------
                                                     807          116               154          129        1,206
                                                --------      --------     ------------      -------       ------
NON-EXECUTIVE DIRECTORS
Sir M G Beavis ............................           20           --                --           --           20
Dr J Gonella (Executive Director prior to
 April 22, 1998) ..........................           13           --                --           --           13
R S Harris ................................           20           --                --           --           20
D J Lees ..................................           20           --                --           --           20
Dr K Mansford .............................           20           --                --           --           20
Dr T Rinderknecht .........................           33           --                --           --           33
N W Wray ..................................           20           --                --           --           20
W Zeller ..................................           32           --                --           --           32
                                                --------      --------     ------------      -------       ------
                                                     178           --                --           --          178
                                                --------      --------     ------------      -------       ------
                                                     985          116               154          129        1,384
                                                --------      --------     ------------      -------       ------
                                                --------      --------     ------------      -------       ------

SKYEPHARMA PLC

5 EMPLOYEES (CONTINUED)
         The emoluments of Dr J Gonella up to April 22, 1998 and for 1997 and 1996 relate to his role as Executive Director. The emoluments of Dr T Rinderknecht and W Zeller include remuneration in respect of their capacity as Non-Executive Directors of subsidiary companies. Benefits for Mr M Ashton include a living allowance and school fees.

                                                               BASE
                                                             SALARY &
                                                               FEES       BENEFITS     BONUSES       TOTAL
YEAR TO DECEMBER 31, 1997                                      L'000        L'000        L'000        L'000
                                                             --------     --------     --------      --------
EXECUTIVE DIRECTORS
I R Gowrie-Smith (Executive Chairman) ................           250           20           --          270
Dr J Gonella .........................................           198           17           --          215
M Ashton (from March 24, 1997) .......................           118           37           --          155
J F Bozman ...........................................           168           22           --          190
E Gutzwiller (to March 24, 1997) .....................            19            1            3           23
D Nicholson (from March 24, 1997) ....................            78            5           --           83
R A B Stewart ........................................           100            7           --          107
Dr R H Zimmer (to March 24, 1997) ....................            22            2            3           27
                                                             --------     --------     --------      --------
                                                                 953          111            6        1,070
                                                             --------     --------     --------      --------
NON-EXECUTIVE DIRECTORS
Sir M G Beavis .......................................            20           --           --           20
R S Harris ...........................................            20           --           --           20
D J Lees .............................................            20           --           --           20
Dr K Mansford ........................................            20           --           --           20
Dr T Rinderknecht ....................................            32           --           --           32
N W Wray .............................................            20           --           --           20
W Zeller .............................................            32           --           --           32
                                                             --------     --------     --------      --------
                                                                 164           --           --          164
                                                             --------     --------     --------      --------
                                                               1,117          111            6        1,234
                                                             --------     --------     --------      --------
                                                             --------     --------     --------      --------

SKYEPHARMA PLC

5 EMPLOYEES (CONTINUED)
         In September 1997, the Company placed 17.3 million ordinary shares, representing 5 percent of its existing share capital, with directors and other investors at a price of 45 pence per share. The placing raised approximately L7.4 million, net of expenses. A total of 6.1 million shares, with an aggregate value of L2.75 million at the placing price, were placed with directors of SkyePharma and their associated companies and trusts.

                                                                BASE
                                                              SALARY &
                                                                FEES       BENEFITS     BONUSES       TOTAL
YEAR TO DECEMBER 31, 1996                                      L'000         L'000       L'000        L'000
                                                               --------    --------    --------      --------
EXECUTIVE DIRECTORS
I R Gowrie-Smith (Executive Chairman) ...............             231            2           50          283
Dr J Gonella (from May 3, 1996) .....................             179           22           --          201
J F Bozman ..........................................             146           22           36          204
E Gutzwiller (from May 3, 1996) .....................              74            9           10           93
R A B Stewart .......................................             108            7           62          177
Dr R H Zimmer (from May 3, 1996) ....................              85           10           19          114
                                                             --------     --------     --------      --------
                                                                  823           72          177        1,072
                                                             --------     --------     --------      --------
NON-EXECUTIVE DIRECTORS
Sir M G Beavis ......................................              20           --           --           20
R S Harris ..........................................              20           --           --           20
D J Lees ............................................              20           --           --           20
Dr K Mansford (from March 1, 1996) ..................              16           --           --           16
Dr T Rinderknecht (from May 3, 1996) ................              22           --           --           22
N W Wray ............................................              20           --           --           20
W Zeller (from February 28, 1996) ...................              25           --           --           25

                                                             --------     --------     --------      --------
                                                                  143           --           --          143
                                                             --------     --------     --------      --------
                                                                  966           72          177        1,215
                                                             --------     --------     --------      --------
                                                             --------     --------     --------      --------

         In addition to the amounts reported above JF Bozman received L33,680 as reimbursement of relocation expenses during the year to December 31, 1997 (year to December 31, 1996: L89,012).

PENSIONS

         Contributions made to defined contribution pension schemes on behalf of the Directors are set out below:

                                                          YEAR TO         YEAR TO         YEAR TO
                                                        DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                            1996            1997            1998
                                                           L'000           L'000           L'000
                                                        -----------     -----------     -----------
I R Gowrie-Smith ..................................              29              31              31
M Ashton (from March 24, 1997) ....................              --               9              14
J F Bozman Jr. (to October 30, 1998) ..............              18              21              19
D Nicholson (from March 24, 1997) .................              --              10              15
R A B Stewart (to November 20, 1998) ..............              13              13              12
Dr J Gonella ......................................              11              21               6
E Gutzwiller ......................................               5               1              --
Dr R H Zimmer .....................................               6               2              --
                                                        -----------     -----------     -----------
                                                                 82             108              97
                                                        -----------     -----------     -----------
                                                        -----------     -----------     -----------

SKYEPHARMA PLC

5 EMPLOYEES (CONTINUED)
DIRECTORS' INTERESTS

         The following tables set out the interests of Directors (including the interests of their immediate families and persons connected with the directors) as at December 31, 1996, December 31, 1997 and December 31, 1998.

                                         DECEMBER 31, 1996
NUMBER OF ORDINARY SHARES             (OR DATE OF APPOINTMENT)   DECEMBER 31, 1997   DECEMBER 31, 1998
-------------------------              ----------------------    -----------------   -----------------
I R Gowrie-Smith ...................         35,021,143               35,782,254          37,122,972
Dr J Gonella .......................        103,206,201              108,095,090          90,472,890
M Ashton (from March 24, 1997) .....                 --                  110,000             110,000
J F Bozman (to October 30, 1998) ...          4,433,833                4,433,833                  --
E Gutzwiller (to March 24, 1997) ...             10,638                       --                  --
D Nicholson (from March 24, 1997) ..            104,000                  137,000             137,000
R A B Stewart (to November 20, 1998)          1,395,833                1,395,833                  --
Dr R H Zimmer (to March 24, 1997) ..             14,184                       --                  --
Sir M G Beavis .....................            164,000                  172,000             172,000
R S Harris .........................             40,000                   46,500              46,500
D J Lees ...........................          7,892,783                7,892,783           6,967,376
Dr K Mansford ......................                 --                   16,000              16,000
Dr T Rinderknecht ..................          5,675,065                5,785,065           5,785,065
N W Wray ...........................          7,625,204                7,845,202           8,367,560
W Zeller ...........................                 --                   55,000              55,000
                                            -----------              -----------         -----------
                                            165,582,884              171,766,560         149,252,363
                                            -----------              -----------         -----------
                                            -----------              -----------         -----------


NUMBER OF `A' WARRANTS                     DECEMBER      DECEMBER     DECEMBER
                                           31, 1996      31, 1997     31, 1998
                                           --------      --------    --------
I R Gowrie-Smith ....................     13,407,184     13,407,184          --
D J Lees ............................      5,745,936      5,745,936          --
N W Wray ............................      5,223,580      5,223,580          --
                                          ----------     ----------     -------
                                          24,376,700     24,376,700          --
                                          ----------     ----------     -------
                                          ----------     ----------     -------

         All `A' Warrants were exercised in December 1998 resulting in the issue of 2,437,670 ordinary shares for a consideration of L243,767.

NUMBER OF `B' WARRANTS                               DECEMBER     DECEMBER     DECEMBER
                                                     31, 1996     31, 1997     31, 1998
                                                     --------     --------     --------
I R Gowrie-Smith ............................        19,797,143   19,797,143   19,797,143
J F Bozman (to October 30, 1998) ............         3,670,833    3,670,833           --
R A B Stewart (to November 20, 1998) ........         1,520,833    1,520,833           --
Sir M G Beavis ..............................            84,000       84,000       84,000
D J Lees ....................................         1,693,475    1,693,475    1,693,475
N W Wray ....................................         1,589,510    1,589,510    1,589,510
                                                     --------     --------     ----------
                                                     28,355,794   28,355,794   23,164,128
                                                     --------     --------     ----------
                                                     --------     --------     ----------

SKYEPHARMA PLC

5 EMPLOYEES (CONTINUED)


OPTIONS OVER ORDINARY SHARES OF                                                           DATE FROM
10 PENCE EACH                                                                                WHICH
                                                                                            OPTIONS
                                       JANUARY 1,                DECEMBER 31,   EXERCISE     CAN BE
                                          1998        GRANTED       1998        PRICE     EXERCISED  EXPIRY DATE
                                       ---------     --------    ---------     --------  -----------  -----------
I R Gowrie-Smith ...............       1,234,568           --    1,234,568          81p     06-12-99     06-12-06
Dr J Gonella ...................       1,234,568           --    1,234,568          81p     06-12-99     06-12-06
M Ashton .......................              --      639,077      639,077          93p     31-03-01     31-03-08
D Nicholson ....................         533,333       86,022      619,355          75p     29-04-99     29-04-06
                                                                                 to 93p  to 31-03-01  to 31-03-08
                                       ---------     --------    ---------     --------  -----------  -----------
                                       3,002,469      725,099    3,727,568
                                       ---------     --------    ---------
                                       ---------     --------    ---------

---------------
Details of the rights of warrant holders and terms of the Share Option schemes are shown in note 20.

6 GROUP INTEREST PAYABLE

                                                                             YEAR TO        YEAR TO        YEAR TO
                                                                           DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                                1996          1997           1998
                                                                               L'000         L'000          L'000
                                                                           -----------    -----------    -----------
Interest payable on bank loans and overdrafts:
 Repayable within five years, not by instalments .....................           (135)         (94)         (56)
 Repayable wholly or partly in more than five years ..................           (156)        (237)        (230)
Finance leases .......................................................            (42)         (45)         (34)
Interest on debentures ...............................................             --           --         (419)
Interest on deferred consideration ...................................         (3,554)      (5,488)      (5,880)
                                                                              --------     --------      --------
                                                                               (3,887)      (5,864)      (6,619)
                                                                              --------     --------      --------
                                                                              --------     --------      --------

         Financial Reporting Standard No 7; Fair Values in Acquisition Accounting, requires the Group to record a reasonable estimate of the fair value of future amounts expected to be payable to the vendor in respect of the acquisition of Jago. This amount has been discounted at the Group's estimated cost of debt and the above interest amount represents the unwinding of that discount during the above periods. Further details on the deferred consideration are provided in note 23, Acquisitions.

7 TAXATION

         Profit/(Loss) from ordinary activities before taxes, as shown in the consolidated statements of income, is analysed over its component parts as follows:

                                                   YEAR TO         YEAR TO         YEAR TO
                                                DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                    1996            1997            1998
                                                   L'000           L'000           L'000
                                                -----------     -----------     -----------
United Kingdom ............................        (5,801)         (1,358)             207
Overseas ..................................        (8,429)        (16,357)         (22,218)
                                                  --------        --------        --------
                                                  (14,230)        (17,715)         (22,011)
                                                  --------        --------        --------
                                                  --------        --------        --------

SKYEPHARMA PLC

7 TAXATION (CONTINUED)
         Taxation charge based on results for the period:

                                                            YEAR TO         YEAR TO        YEAR TO
                                                          DECEMBER 31,    DECEMBER 31,   DECEMBER 31,
                                                              1996            1997           1998
                                                             L'000           L'000          L'000
                                                          ------------    -----------    -----------
U.K. corporation tax ................................            --              --           --
Overseas taxation ...................................          (69)            (66)         (85)
Overprovision in previous years - overseas ..........           141              --           --
                                                             --------        --------   --------
                                                                 72            (66)         (85)
                                                             --------        --------   --------
                                                             --------        --------   --------

         There was no deferred tax component in the tax charge for the years presented.

         The Group has estimated total tax losses available to be set off against future taxable profits of L53.2 million (December 31 1997: L34.7 million, December 31, 1996: L13.0 million). These losses arise primarily in the U.K., Switzerland and U.S.A. L8.6 million of the estimated tax losses can be carried forward indefinitely. The remaining L44.6 million begins to expire from year 1999.

         The above charges, including exceptional items reconcile with the applicable U.K. statutory corporation tax rates as follows:

                                                                             YEAR TO        YEAR TO      YEAR TO
                                                                           DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                                               1996           1997          1998
                                                                                %              %             %
                                                                           ----------     -----------    -----------
Statutory U.K. Corporation tax rate ...............................             33.0           31.5         31.0
Tax rate differences ..............................................            (5.6)          (8.8)        (7.0)
Tax losses not recognised as deferred tax assets ..................           (16.3)         (26.8)       (15.9)
Prior year items ..................................................            (1.0)             --           --
Other items not recognised as deferred tax assets .................            (7.1)          (3.6)        (3.1)
Other .............................................................            (2.5)            7.3        (5.4)
                                                                            --------        -------     --------
Effective tax rate ................................................              0.5          (0.4)        (0.4)
                                                                            --------        -------     --------
                                                                            --------        -------     --------

8        LOSS PER ORDINARY SHARE

                                                                           YEAR TO         YEAR TO         YEAR TO
                                                                         DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                                            1996            1997            1998
                                                                         -----------     -----------     -----------
Attributable loss (L'000)                                                  (14,158)        (17,781)        (22,096)
Weighted average number of shares in issue ('000)                           269,111         350,963         384,871
                                                                           --------        --------        --------
Loss per share (pence)                                                       (5.3)p          (5.1)p          (5.7)p
                                                                           --------        --------        --------
                                                                           --------        --------        --------

         There is no difference between basic and diluted loss per share. All potential ordinary shares including convertible debentures, warrants and options are anti-dilutive. Subsequent to December 31, 1998, 28 million shares were issued on the acquisition of DepoTech Corporation. In addition, the Company is obliged to issue a further 16 million shares to the former shareholders of DepoTech as deferred consideration following the approval for sale of DepoCyt in the US on April 1, 1999 (note 27; Post Balance Sheet Events). Shares in issue for the year ended December 31, 1996 have been adjusted for the effects of the rights issue in January 1996, the share conversion in March 1996 and share consolidation in May 1996.

SKYPHARMA PLC

9 INTANGIBLE FIXED ASSETS


                                              INTELLECTUAL   DEVELOPMENT
                                                PROPERTY        COSTS        TOTAL
                                                 L'000          L'000        L'000
                                                --------     -----------    -------
COST
At January 1, 1996 ..........................      --            --            --
Exchange adjustments ........................     (50)          (12)          (62)
Additions ...................................     108           217           325
Acquisition of subsidiary undertakings ......     264            61           325
                                               ------        ------        ------
At December 31, 1996 ........................     322           266           588
Exchange adjustments ........................     (19)          (12)          (31)
Additions ...................................       6           732           738
Acquisition of subsidiary undertaking .......      72            --            72
                                               ------        ------        ------
At December 31, 1997 ........................     381           986         1,367
Exchange adjustments ........................      57            82           139
Additions ...................................      22           423           445
                                               ------        ------        ------
At December 31, 1998 ........................     460         1,491         1,951
                                               ------        ------        ------
AMORTISATION
At January 1, 1996 ..........................      --            --            --
Charge for the year .........................      59            49           108
                                               ------        ------        ------
At December 31, 1996 ........................      59            49           108
Exchange adjustments ........................      (2)           (2)           (4)
Charge for the year .........................      86           208           294
                                               ------        ------        ------
At December 31, 1997 ........................     143           255           398
Exchange adjustments ........................      48            24            72
Charge for the year .........................      82            --            82
                                               ------        ------        ------
At December 31, 1998 ........................     273           279           552
                                               ------        ------        ------
Net book value at December 31, 1996 .........     263           217           480
                                               ------        ------        ------
                                               ------        ------        ------
Net book value at December 31, 1997 .........     238           731           969
                                               ------        ------        ------
                                               ------        ------        ------
Net book value at December 31, 1998 .........     187         1,212         1,399
                                               ------        ------        ------
                                               ------        ------        ------

SKYPHARMA PLC

10 TANGIBLE FIXED ASSETS


                                                 LABORATORY   ASSETS IN THE  OFFICE AND
                                     LAND AND    EQUIPMENT      COURSE OF     OTHER        MOTOR
                                     BUILDINGS  AND MACHINES  CONSTRUCTION   EQUIPMENT   VEHICLES     TOTAL
                                      L'000        L'000          L'000        L'000       L'000      L'000
                                     --------    ----------   ------------  ----------    --------   --------
COST
At January 1, 1996 .............          --           --           --           6           --            6
Exchange adjustments ...........      (1,263)        (633)          --         (58)         (33)      (1,987)
Additions ......................         107          325           --         490          185        1,107
Disposals ......................          --          (20)          --          (6)         (65)         (91)
Acquisition of subsidiary
 undertakings ..................       6,631        3,330           --         305          172       10,438
                                     -------      -------      -------     -------      -------      -------
At December 31, 1996 ...........       5,475        3,002           --         737          259        9,473
Exchange adjustments ...........      (1,324)        (303)          --         (38)          (7)      (1,672)
Additions ......................       1,393        2,878           --         662           29        4,962
Disposals ......................          --          (44)          --          (8)         (31)         (83)
Acquisition of subsidiary
 undertaking ...................      11,523        1,288           --         337           --       13,148
                                     -------      -------      -------     -------      -------      -------
At December 31, 1997 ...........      17,067        6,821           --       1,690          250       25,828
Exchange adjustments ...........       1,132          555           --          69           12        1,768
Additions ......................       1,998        1,599          505         165           41        4,308
Disposals ......................          --         (190)          --         (63)          --         (253)
                                     -------      -------      -------     -------      -------      -------
At December 31, 1998 ...........      20,197        8,785          505       1,861          303       31,651
                                     -------      -------      -------     -------      -------      -------
DEPRECIATION

At January 1, 1996 .............          --           --           --           4           --            4
Exchange adjustments ...........         (28)         (59)          --         (14)          (3)        (104)
Disposals ......................          --           --           --          (4)          --           (4)
Charge for the period ..........         209          412           --         112           27          760
                                     -------      -------      -------     -------      -------      -------
At December 31, 1996 ...........         181          353           --          98           24          656
Exchange adjustments ...........         (25)         (21)          --          (6)          --          (52)
Disposals ......................          --          (17)          --          --           --          (17)
Charge for the period ..........         874          845           --         407           50        2,176
                                     -------      -------      -------     -------      -------      -------
At December 31, 1997 ...........       1,030        1,160           --         499           74        2,763
Exchange adjustments ...........         112          181           --          44            6          343
Disposals ......................          --          (67)          --         (36)          --         (103)
Charge for the year ............       1,009          953           --         461           56        2,479
Exceptional write down of assets
 (note 3) ......................          --           --           --         170           --          170
                                     -------      -------      -------     -------      -------      -------
At December 31, 1998 ...........       2,151        2,227           --       1,138          136        5,652
                                     -------      -------      -------     -------      -------      -------
Net book value at
 December 31, 1996 .............       5,294        2,649           --         639          235        8,817
                                     -------      -------      -------     -------      -------      -------
                                     -------      -------      -------     -------      -------      -------
Net book value at
 December 31, 1997 .............      16,037        5,661           --       1,191          176       23,065
                                     -------      -------      -------     -------      -------      -------
                                     -------      -------      -------     -------      -------      -------
Net book value at
 December 31, 1998 .............      18,046        6,558          505         723          167       25,999
                                     -------      -------      -------     -------      -------      -------
                                     -------      -------      -------     -------      -------      -------

SKYPHARMA PLC

10 TANGIBLE FIXED ASSETS (CONTINUED)
         Land and buildings, at net book value, is as follows:

                                    YEAR TO         YEAR TO         YEAR TO
                                  DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                     1996            1997            1998
                                    L'000           L'000           L'000
                                   ---------       ---------       ----------
Freehold property ................... 5,199         15,953           17,973
Short leaseholds ....................    95             84               73
                                     ------         ------           ------
                                      5,294         16,037           18,046
                                     ------         ------           ------
                                     ------         ------           ------

         Included in freehold property is an amount of L2,276,000 (December 31, 1997: L2,150,000; December 31, 1996: L1,030,000) in respect of land which is not depreciated.

         Laboratory equipment and machinery include cost of L1,913,000 (December 31, 1997: L1,787,000; December 31, 1996: L1,417,000) and accumulated depreciation of L791,000 (December 31, 1997: L605,000; December 31, 1996:
L437,000) in respect of assets held under finance leases and hire purchase contracts.

11 JOINT VENTURE AND INVESTMENTS

 JOINT VENTURE

         The Group, through Jago, has a 50% interest in a Joint Venture with Genta Incorporated, a US public biotechnology company, which is based in California.

         The Joint Venture, Genta Jago Technologies BV, was formed in 1992 on a 50/50 basis with Genta. The purpose of the Joint Venture was to develop GEOMATRIX controlled release formulations of a range of drugs that have lost, or are about to lose, marketing exclusivity or patent protection. Pursuant to a Working Capital Agreement, Genta was obligated to fund the Joint Venture's operations. For its part, Jago contributed to the Joint Venture licences to the GEOMATRIX technologies. All of the development work in respect of the products in the Joint Venture was performed by Jago at its research facility in Switzerland.

         The Joint Venture was structured such that funding from Genta was required to be made in the form of interest bearing Working Capital Loans which were repayable in full in October 1998. If any products in the Joint Venture were successfully developed and commercialised, the Joint Venture was required to repay the outstanding Working Capital Loans to Genta and pay Jago a pre-determined royalty on net sales of such products. Following such payments, all earnings on the Joint Venture were to be shared equally by Jago and Genta.

         In 1996, the Group acquired from the Joint Venture rights to develop what were considered to be the six most commercially viable compounds in the product portfolio of the Joint Venture. The Group paid $1 million for these rights. The payment was expensed as research and development costs.

         Over recent years Genta has been unwilling or unable to continue to meet its funding obligations to the Joint Venture. In addition the Joint Venture was not able to repay the Working Capital Loans due in 1998. Consequently, the Group has been in negotiations with Genta for some time to resolve outstanding issues and the future operation of the Joint Venture. On March 4, 1999 SkyePharma and Genta signed an agreement modifying the basis under which the Joint Venture is conducted. This is explained further in note 27; Post Balance Sheet Events.

SKYPHARMA PLC

11 JOINT VENTURE AND INVESTMENTS (CONTINUED)
         The following is a summary of the financial information of the Joint Venture extracted from unaudited financial statements for the years ended.

                                    DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                       1996          1997           1998
                                      L'000         L'000          L'000
                                     --------      --------       --------
Current assets ....................       618            892          2,288
Current liabilities ...............    (1,804)        (3,222)        (5,294)
Non current assets ................         7              2              1
Genta loan notes ..................    (9,033)        (9,870)        (9,519)
                                      -------        -------        -------
Net liabilities ...................   (10,212)       (12,198)       (12,524)
                                      -------        -------        -------
                                      -------        -------        -------
Net contract and royalty income ...     3,535          2,215          1,382
Costs and expenses ................    (5,453)        (2,907)        (1,354)
Interest expense ..................      (620)          (730)          (748)
                                      -------        -------        -------
Net loss ..........................    (2,538)        (1,422)          (720)
                                      -------        -------        -------
                                      -------        -------        -------

         Transactions between the Joint Venture and other Group companies not eliminated on consolidation were L226,000 (1997:Lnil) milestone revenues receivable from the Group and L124,000 (1997:L65,000) of interest payable to the Group.

         Current assets and liabilities relate principally to amounts due from and due to SkyePharma Group companies.

         The Group has fully recognised its 50% share of the capital deficiency and net loss on operations in the Joint Venture in these financial statements. The net loss arising in the Joint Venture included in the income statement for the year to December 31, 1998 was L360,000 (Year to December 31, 1997: L711,000; Year to December 31, 1996: L703,000).

                                                                      1996          1997           1998
                                                                     L'000         L'000          L'000
                                                                    --------      --------       --------
Share of net capital deficiency of Joint Venture at 1 January ....      --          (5,106)       (6,099)
Share of net capital deficiency of Joint Venture on acquisition ..    (5,207)         --            --
Currency translation effect ......................................       804          (282)          197
Share of operating (loss)/profit .................................      (492)         (346)           14
Share of interest payable ........................................      (211)         (365)         (374)
                                                                      ------        ------        ------
Share of net capital deficiency of Joint Venture at 31 December ..    (5,106)       (6,099)       (6,262)
                                                                      ------        ------        ------
                                                                      ------        ------        ------

         The share of capital deficiency is disclosed within provisions for liabilities and charges in the balance sheet.

SKYPHARMA PLC

11       JOINT VENTURE AND INVESTMENTS (CONTINUED)
 INVESTMENTS

                                                                    OTHER
                                                                 INVESTMENTS
                                                                    LISTED
                                                                    L'000
                                                                   --------
COST
At January 1, 1996 ..............................................       --
Acquisition of subsidiary undertaking ...........................    1,510
Additions .......................................................      313
                                                                     -----
At December 31, 1996 and 1997 ...................................    1,823
                                                                     -----
Additions .......................................................    2,939
                                                                     -----
At December 31, 1998 ............................................    4,762
                                                                     -----
                                                                     -----
PROVISION
At January 1, 1996 ..............................................       --
Charge for the year .............................................    1,823
                                                                     -----
At December 31, 1996, 1997 and 1998 .............................    1,823
                                                                     -----
                                                                     -----
Net book value at December 31, 1996 and 1997                            --
                                                                     -----
Net book value at December 31, 1998                                  2,939
                                                                     -----
                                                                     -----

         On May 3, 1996 the Group acquired 2,020,150 unregistered shares in Genta, and the rights to vest in a further 300,411 shares through its acquisition of Jago. The rights to these 300,411 shares accrued to the Group during 1996 under licensing agreements previously granted by Jago to Genta. The Group recorded the share rights accruing in 1996 as other operating income based upon the estimated value of the shares on the date of vesting.

         A provision for loss on disposal of these shares amounting to L1,823,000, representing the historical cost, was made in the year to December 31, 1996 as Genta was unwilling or unable to register the shares while the ultimate resolution of Joint Venture was being discussed.

         On April 4, 1997 Genta effected a one-for-ten reverse stock split of its common stock. On this basis the Company's holding in Genta shares at December 31, 1998 was 232,056 ordinary shares which are unregistered.

         As a result of the agreement regarding the future operation of the Joint Venture the parties intend to undertake the necessary steps to register the shares and enable the Group to dispose of them. This will be accounted for in 1999. At December 31, 1998 the quoted market price for publicly registered Genta shares was $1.75.

         On October 19, 1998 the Group acquired 2,857,143 shares representing approximately 16% of Common Stock in DepoTech Corporation of San Diego, a company listed on the Nasdaq National Market for a consideration of L2,939,000 ($5,000,000). The remaining share capital of the company was acquired in March 1999, see note 27; Post Balance Sheet Events.

         The market value of the listed investment in DepoTech at December 31, 1998 was L3,971,000.

SKYPHARMA PLC

12 STOCKS

                                             DECEMBER     DECEMBER
                                                31,          31,
                                                1997         1998
                                               L'000        L'000
                                             --------     --------
Raw materials and consumables ..........        998       1,177
Work in progress .......................         39           2
Finished goods .........................        545           7
                                              -----       -----
                                              1,582       1,186
                                              -----       -----
                                              -----       -----

         The replacement cost of stocks is not materially different from original cost. Finished goods valuation at December 31, 1998 is stated after the exceptional write-off of inventory as a result of restructuring of the Group's activities in North America described in note 3; Exceptional Items.

13       DEBTORS

                                             DECEMBER     DECEMBER
                                                31,          31,
                                                1997         1998
                                               L'000        L'000
                                             --------     --------
Trade debtors ...............................  4,383       3,335
Amounts owed by Joint Venture ...............  1,091       1,175
Other debtors ...............................    291         646
Royalties receivable ........................    931         368
Prepayments and accrued income ..............  1,437         714
Interest receivable .........................     10         169
                                               -----       -----
                                               8,143       6,407
                                               -----       -----
                                               -----       -----


         Trade debtors includes allowance for doubtful accounts amounting to LNil (December 31, 1997: LNil).

14 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

                                                      DECEMBER     DECEMBER
                                                         31,          31,
                                                         1997         1998
                                                        L'000        L'000
                                                      --------     --------
Bank overdrafts ..................................       1,127       1,917
Other bank loans .................................         625       1,059
Current portion secured Mortgage (note 15) .......         167         175
Trade creditors ..................................       2,680       3,309
Corporation Tax ..................................          66          74
Other taxation and social security costs .........         900       1,054
Royalties payable ................................       1,092         203
Accrued legal and professional fees ..............         360         120
Obligations under hire purchase and finance leases         264         223
Other creditors and accruals .....................         995       1,437
                                                         -----       -----
                                                         8,276       9,571
                                                         -----       -----
                                                         -----       -----

         At December 31, 1998 the Group had an unsecured overdraft facility of L2.1 million with the Basellandschaftliche Kantonalbank. In addition the Kantonalbank has extended a Fixed Credit Facility

SKYPHARMA PLC

14 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR (CONTINUED) of L0.6million which is renewable on an annual basis. The latter facility bears interest at 5.75%, is secured by the assets of Jago Pharma AG and is guaranteed by SkyePharma PLC.

         At December 31, 1998, the Group also had an overdraft facility with Societe Generale of L0.3 million, guaranteed by SkyePharma PLC bearing interest at EURIBOR plus 0.86% and renewable on an annual basis in September and a credit facility of up to L0.8 million secured by the trade debtors of SkyePharma Production SAS bearing interest at EURIBOR plus 0.8%.

         Obligations under hire purchase and finance leases at December 31, 1998 derive from the purchase of laboratory equipment and machinery. There are various agreements with a range of maturities between one and three years bearing interest ranging from 5% to 8%. The weighted average interest rate across all borrowings at December 31, 1998 was 5.75%.

15 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

                                                              DECEMBER     DECEMBER
                                                                 31,          31,
                                                                 1997         1998
                                                                L'000        L'000
                                                              --------      --------
Secured Mortgage .........................................       3,750       3,763
Obligations under finance leases .........................         400         228
Convertible debentures due February 2001 .................        --         2,257
                                                                 -----       -----
                                                                 4,150       6,248
                                                                 -----       -----
                                                                 -----       -----
Bank and other loans are repayable as follows:
Between one and two years ................................         167         175
Between two and three years ..............................         167         175
Between three and four years .............................         167         175
Between four and five years ..............................         167         175
After five years .........................................       3,082       3,063
                                                                 -----       -----
                                                                 3,750       3,763
                                                                 -----       -----
                                                                 -----       -----
Obligations under finance leases are repayable as follows:
Between one and two years ................................         205         141
Between two and three years ..............................         127          85
Between three and four years .............................          68           2
                                                                 -----       -----
                                                                   400         228
                                                                 -----       -----
                                                                 -----       -----

         At December 31, 1998 the Group had a Property Mortgage facility with the Basellandschaftliche Kantonalbank of L3.9 million including short term portion. The Mortgage against which assets of Jago are pledged, bears interest at 5.25% to 6% and is repayable by instalments over 22 years semi-annually.

ISSUE OF CONVERTIBLE DEBENTURES

         On March 11, 1998, the Company issued unsecured debentures (the "Debentures") in the aggregate principal amount of $18,576,000 due in February 2001, at a discount equivalent to an annual rate of 3%. The net proceeds recognised on issue were L9,502,000 being gross proceeds of L10,259,000 less cash expenses of L486,000 and the fair value of `C' Warrants issued, L271,000 (note 20; Share Capital).

         The Debentures confer upon the holders thereof the right to apply the principal sum to subscribe for ordinary shares at any time in the three year period following the issue. The subscription price is

SKYPHARMA PLC

15 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR (CONTINUED) calculated as the average of the three highest of the five lowest closing bid prices during the 20 day period prior to subscription, subject to a maximum subscription price of 90 pence per Ordinary Share. The amount of the Debentures to be applied in subscription for ordinary shares on any date is calculated by applying the 3% per annum discount rate to the principal sum. During the year $14,358,000 of the amount of the Debentures were exercised at prices between 44 pence per share and 65 pence per share, resulting in the issuance of 16,070,203 ordinary shares. At December 31, 1998 the principal amount of the Debentures remaining unconverted was $4,218,000 (L2,536,000). The carrying value of the Debentures at December 31, 1998 was L2,257,000 being the present value of the principal outstanding discounted at 5.68%, the interest rate implicit in unwinding the issue costs and the discount on issue.

16 PROVISIONS FOR LIABILITIES AND CHARGES

                                                                            OTHER
                                                            --------------------------------------
                                DEFERRED     DISCONTINUED               RESTRUCTURING
                              CONSIDERATION   OPERATIONS      PENSION     PROVISION         TOTAL
                                 L'000           L'000         L'000        L'000           L'000
                               ----------     -----------     --------     --------        -------
At January 1, 1996 ...........       --            797             --             --             --
Utilised in the year .........       --           (797)            --             --             --
Acquisition of subsidiary
  undertaking ................   66,630             --             --             --             --
Charged in the year ..........    3,554             --             --             --             --
Exchange adjustments .........   (7,612)            --             --             --             --
                                -------        -------        -------        -------        -------
At December 31, 1996 .........   62,572             --             --             --             --
Acquisition of subsidiary
  undertaking ................       --             --            193             --            193
Charged in the year ..........    5,488             --              9             --              9
Exchange adjustments .........    1,768             --            (15)            --            (15)
                                -------        -------        -------        -------        -------
At December 31, 1997 .........   69,828             --            187             --            187
Utilised in the year .........       --             --             --           (516)          (516)
Charged in the year ..........    5,880             --             29          1,325          1,354
Revaluation ..................  (35,424)            --             --             --             --
Exchange adjustments .........     (784)            --             14             --             14
                                -------        -------        -------        -------        -------
At December 31, 1998 .........   39,500             --            230            809          1,039
                                -------        -------        -------        -------        -------
                                -------        -------        -------        -------        -------

JAGO DEFERRED CONSIDERATION

         Under the terms of the Acquisition agreement for Jago in 1996 certain earn out payments are payable to the vendor. The deferred consideration is payable as follows;

(i) Subject to an annual sales threshold of $30 million an earn out payment being the lesser of $250 million and the aggregate of (A) 20% of the Group's consolidated gross GEOMATRIX(R) licence income and (B) 2% of the Group's consolidated gross GEOMATRIX(R) sales revenues,over a period of 10 years commencing May 1996;

(ii) A further cash payment of up to $5 million on any licence income, royalties, milestones and contract fees received by the Group from the Joint Venture.

(iii) A further cash payment of up to $5 million on receipt by the Group of the same amount of any payments for the value of Jago's inhalation technology under the terms of any future Joint Venture or other similar arrangement.

SKYPHARMA PLC

16 PROVISIONS FOR LIABILITIES AND CHARGES (CONTINUED)
         In preparing the accounts, the Directors are obliged to provide a reasonable estimate of the fair value of the earn-out likely to be payable.

         The Directors have deemed that it is in the best interests of the Company to try to settle the deferred consideration as this will remove a significant uncertainty that complicates the evaluation of the Group. The Directors are currently in discussion with the vendor (Dr J Gonella) to explore the terms on which the obligation may be settled. Any agreement reached on this matter will have to gain the approval of the shareholders before it can be implemented. In the discussions referred to, both Dr Gonella and Dr T Rinderknecht (his legal advisor), being Directors of the Company, have declared a personal interest and have not participated in the Board review of the estimate of fair value. Having regard to these matters, the Directors' current estimate is that not more than approximately L40 million would be payable, in satisfaction of the deferred consideration obligation, under any settlement agreement.

         The restructuring provision is described in note 3; Exceptional Items.

         The pension provision relates to retirement commitments under a defined benefit scheme for SkyePharma Production SAS employees (note 25; Pension Agreements).

         See also note 11, Provision for share of net capital deficiency of Joint Venture.

17 DEFERRED TAXATION

                                                    FULL POTENTIAL               PROVIDED
                                               ------------------------  ------------------------
                                               AT DECEMBER  AT DECEMBER  AT DECEMBER  AT DECEMBER
                                                    31,          31,          31,          31,
                                                   1997         1998         1997         1998
                                                  L'000        L'000        L'000        L'000
                                                --------     --------     --------      --------

Accelerated capital allowances ..............      (38)            20         (38)         --
Other timing differences ....................      890          1,655          --          --
Tax benefits from losses carried forward ....    7,003         11,480          38          --
                                               -------        -------     -------       -----
                                                 7,855         13,155          --          --
                                               -------        -------     -------       -----
                                               -------        -------     -------       -----

         No deferred tax asset is recognised, given the uncertainty of the recoverability of the Group's tax losses carried forward.

18       CONTINGENT LIABILITIES AND GUARANTEES

         At December 31, 1998 the Group had provided guarantees to third parties of L0.4 million (1997: L0.5 million) in respect of leasing arrangements by a subsidiary.

         At December 31, 1998 the Company had provided a guarantee to the Kantonalbank in respect of a Fixed Credit facility of Jago amounting to L0.6 million (1997: L0.6 million) which is renewable on an annual basis.

         In common with most business enterprises, group companies are subject to a number of potential claims from third parties, the outcome of which cannot at present be determined but which are not considered to be material in the context of these Financial Statements. Provision has been made in these accounts for any liabilities which are expected to materialise from such potential claims.

SKYPHARMA PLC

19 COMMITMENTS/SIGNIFICANT RESEARCH AND DEVELOPMENT ARRANGEMENTS

                                                                                           DECEMBER      DECEMBER
                                                                                           31, 1997      31, 1998
                                                                                             L'000         L'000
                                                                                           --------      --------
CAPITAL COMMITMENTS
Contracted for but not provided in the accounts.......................................         1,182           --
                                                                                            --------     --------
                                                                                               1,182           --
                                                                                            --------     --------
                                                                                            --------     --------

                                                                                             DECEMBER    DECEMBER
                                                                                             31, 1997    31, 1998
                                                                                               L'000       L'000
                                                                                             --------    --------
COMMITMENTS UNDER OPERATING LEASES FROM 31 DECEMBER
1998................................................................................           1,158           --
1999................................................................................             940        1,007
2000................................................................................             564          755
2001................................................................................             550          594
2002................................................................................             389          388
2003................................................................................             247          247
                                                                                            --------     --------
                                                                                               3,848        2,991
                                                                                            --------     --------
                                                                                            --------     --------

                                                                                            DECEMBER     DECEMBER
                                                                                            31, 1997     31, 1998
                                                                                             L'000        L'000
                                                                                            --------     --------
COMMITMENTS UNDER OPERATING LEASES TO PAY RENTALS FOR THE NEXT YEAR
 Operating leases on land and buildings which expire:
In one year or less...............................................................               140          180
Between one and two years.........................................................               369          155
Between two and three years.......................................................                --          195
Between three and four years......................................................               161           --
Between four and five years.......................................................                --           --
In five years or more.............................................................               247          247
                                                                                              --------      ------
                                                                                                 917          777
                                                                                              --------      ------
                                                                                              --------      ------
Operating leases on plant and equipment which expire:
In one year or less...............................................................                78           72
Between one and two years.........................................................                 7            6
Between two and three years.......................................................                14           11
Between three and four years......................................................                --          141
Between four and five years.......................................................               142           --
                                                                                              --------      ------
                                                                                                 241          230
                                                                                              --------      ------
                                                                                              --------      ------

------
In addition, contingent upon the achievement of specified milestones by the collaborative partner, the total amounts payable under collaborative agreements at December 31, 1998 amounted to L0.4million (December 31, 1997:
L0.4 million).

SIGNIFICANT RESEARCH AND DEVELOPMENT ARRANGEMENTS

         The Group conducts R&D activities under a number of collaboration arrangements with pharmaceutical companies to develop products utilising its Geomatrix technology. These activities are conducted under varying fixed price or cost plus arrangements which are designed to permit the Group to recover its development costs. The Group does not have any actual or contingent obligations to deliver successful results under any of these arrangements, and amounts earned under these

SKYPHARMA PLC

19 COMMITMENTS/SIGNIFICANT RESEARCH AND DEVELOPMENT ARRANGEMENTS (CONTINUED) contracts are not refundable, even if the research effort is unsuccessful. Except as described below, the Group does not consider any individual contract to be significant.

 DILACOR

         The only collaborative arrangement under which the Group is currently receiving material royalty revenues is the Development and License Agreement for Dilacor XR made with the Rorer Group, Inc., ("Rorer") in 1988. Under the terms of that agreement Rorer bore all the costs of research and development. For countries where a patent claiming Dilacor XR has been issued and is in effect, Rorer is obliged to pay the Group continuing royalties of 3% of net sales. For countries where no patent claiming Dilacor XR has been issued, Rorer is obliged to pay the Group continuing royalties of 1.5% of net sales. In return, the Group granted Rorer an exclusive license to market Dilacor XR throughout the world. The agreement continues for ten years from the date of the first marketing in each country or for the life of the patent in such country, (which includes all patents owned or controlled by the Group which was infringed by the manufacture, use or sale of the products covered by the License Agreement) whichever is longer. After termination of the agreement, Rorer may continue to sell the product and use the Geomatrix technology in connection with the product on a non-exclusive basis without any obligations to the Group unless otherwise agreed in writing. In 1997 (with the consent of the Group), Rorer transferred to Watson Laboratories, exclusive rights to market, advertise, promote, sell and distribute the royalty bearing product throughout the Rorer territory.

         The Group recognises royalty income on the sale of Dilacor. Revenue resulting from this contract amounted to L2,206,000, L2,237,000 and L1,880,000 in the years ended December 31, 1996, 1997 and 1998 respectively. Royalties payable and included in cost of sales relating to this contract amounted to L1,233,000, L1,091,000 and L1,142,000 in the years ended December 31, 1996 ,
1997 and 1998 respectively.

 JOINT VENTURE DEVELOPMENT ACTIVITIES

         The arrangements with the joint venture for the development of products utilising Geomatrix technologies are discussed in note 11. Revenues from those development activities with client companies are non-refundable and are reported as contract development revenue.

20       SHARE CAPITAL

                                                                        CONVERTIBLE
                             ORDINARY SHARES OF 10P EACH          PREFERENCE SHARES OF L1             TOTAL
                           -----------------------------      ------------------------------
AUTHORISED                 NO. OF SHARES        L'000         NO OF SHARES          L'000             L'000
-------------------------  -------------    ------------      ------------       -----------      ------------
At January 1, 1996 ......   83,746,584             8,375         6,250,000             6,250            14,625
                           -----------       -----------       -----------       -----------       -----------
                           -----------       -----------       -----------       -----------       -----------
At December 31, 1996 ....  545,000,000            54,500                --                --            54,500
                           -----------       -----------       -----------       -----------       -----------
                           -----------       -----------       -----------       -----------       -----------
At December 31, 1997 ....  545,000,000            54,500                --                --            54,500
                           -----------       -----------       -----------       -----------       -----------
                           -----------       -----------       -----------       -----------       -----------
At December 31, 1998 ....  545,000,000            54,500                --                --            54,500
                           -----------       -----------       -----------       -----------       -----------
                           -----------       -----------       -----------       -----------       -----------

SKYPHARMA PLC

20       SHARE CAPITAL (CONTINUED)

                                                                    ORDINARY
                                                                   SHARES OF       NOMINAL
                                                                    10P EACH        VALUE
                                                                     NUMBER         L'000
                                                                    --------      --------
ISSUED, ALLOTTED AND FULLY PAID

At January 1, 1996 ..............................................  54,477,415          5,448
Exercise of share options .......................................     324,485             33
Issued on placing January 1996 ..................................   7,500,000            750
Issued on rights issues .........................................  17,354,522          1,735
Issued as consideration for capitalisation of loan notes ........   4,589,180            459
Initial consideration for Krypton ...............................  30,000,000          3,000
Conversion of convertible preference shares .....................  12,500,000          1,250
Jago consideration ..............................................  30,711,856          3,071
Issued as consideration for costs of placing ....................   1,333,333            133
Issued on placing May 1996 ...................................... 187,776,644         18,777
Exercise of `B' Warrants ........................................      45,342              5
                                                                  -----------    -----------
At December 31, 1996 ............................................ 346,612,777         34,661
Exercise of share options .......................................      35,000              4
Issued on placing September 1997 ................................  17,292,434          1,729
Exercise of `B' warrants ........................................      10,398              1
                                                                  -----------    -----------
At December 31, 1997 ............................................ 363,950,609         36,395
Exercise of `A' Warrants ........................................   2,437,670            244
Exercise of `B' Warrants ........................................      11,472              1
Conversion of debentures ........................................  16,070,203          1,607
Issued to Novartis ..............................................   8,628,500            863
Issued on placing July 1998 .....................................  36,000,000          3,600
                                                                  -----------    -----------
At December 31, 1998 ............................................ 427,098,454         42,710
                                                                  -----------    -----------
                                                                  -----------    -----------

         In May 1996 the Company effected a 10:1 consolidation of its ordinary share capital. The numbers of all ordinary shares and related earnings per share for all periods presented have been restated to reflect this share consolidation.

         At January 1, 1996 there were 6,250,000 convertible preference shares in issue with a nominal value of L6,250,000. These were converted to ordinary shares in March 1996.

         Consideration received on issue of ordinary shares in 1998 amounted to L31,490,000. (Year to December 31, 1997: L7,789,000, year to December 31, 1996:
L150,826,000).

 WARRANTS

         The Company has the following warrants outstanding:

(A)      `A' WARRANTS

         At December 31, 1997 and 1996 various trusts and companies in which Ian Gowrie-Smith, David Lees and Nigel Wray (Directors of the Company) are interested had `A' Warrants to subscribe for 2,437,670 ordinary shares at 10p per share at any time up to December 15, 1998. There was no activity in 1996 or 1997 relating to these warrants. All `A' Warrants were exercised in December 1998 resulting in the issue of 2,437,670 ordinary shares for a consideration of L243,767.

SKYPHARMA PLC

20       SHARE CAPITAL (CONTINUED)
(B)      `B' WARRANTS

                                                                 NUMBER
                                                               -----------
At January 1, 1996 .........................................            --
Issued on placing ..........................................     7,500,000
Issued on rights issue .....................................    17,354,055
Issued as consideration for capitalisation of loan notes ...     4,589,180
Issued as initial consideration for Krypton ................    30,000,000
Warrants exercised .........................................      (453,420)
                                                               -----------
At December 31, 1996 .......................................    58,989,815
Warrants exercised .........................................      (103,980)
                                                               -----------
At December 31, 1997 .......................................    58,885,835
Warrants exercised .........................................      (114,720)
                                                               -----------
At December 31, 1998 .......................................    58,771,115
                                                               -----------
                                                               -----------

         The `B' Warrants, which were all issued in January 1996 on the basis of one warrant for every ten Existing ordinary shares subscribed pursuant to the placing and rights issue or issued in respect of the capitalisation of loan notes or as consideration in respect of the acquisition of Krypton, entitle the holders at December 31, 1998 to subscribe for 5,877,112 ordinary shares at any time to December 31, 2002 at an effective price of 40 pence per Ordinary Share. The fair value of the `B' Warrants issued in January 1996 was determined by applying the ratio of the relative trading prices of the `B' warrants and ordinary shares in the week following the issuance, to the total proceeds of the issuance, and amounted to 3.04 pence per `B' Warrant. The total fair value allocated to the `B' Warrants, amounting to L1,809,000 was recorded as a separate component of shareholders' funds, see reserves note 22, with the respective elements recorded as cash proceeds, reduction of loan notes and as purchase consideration. Consequent upon the consolidation of existing ordinary shares in May 1996 the terms under which the `B' Warrants may be exercised were amended so that a holder is required to exercise ten `B' Warrants to acquire one Ordinary Share.

         The market value of `B' warrants as at December 31, 1998 was 5.25 pence (December 31, 1997: 3.25 per pence; December 31, 1996: 6.0 pence). The market value of `B' warrants during the period from January 1, 1998 to December 31, 1998 ranged from the lowest midprice of 2.5 pence to the highest midprice of
8.25 pence per `B' warrant.

(C)      `C' WARRANTS

         The class `C' Warrant issued in March 1998 in consideration of services provided in connection with the debenture issue entitles holders to purchase up to 1.8 million ordinary shares at an exercise price of 120 pence per Ordinary share at any time up to three years from 11 March 1998. There was no other activity relating to this warrant in 1998. The aggregate number of ordinary shares which may be issued under the terms of the class `C' Warrant and the Debentures (note 15; Creditors - Amounts falling due after more than one year) shall not exceed 30,000,000. The fair value of the Warrant at issue was L271,000 (note 22; Reserves).

 SHARE OPTIONS

         The Company encourages employee participation in its shares through ownership and continues to operate the Executive Share Option Scheme and the European and North American Share Option Scheme. Under the terms of these schemes the board may offer options to purchase ordinary shares in the Company to permanent full-time employees, including directors, at a price not less than the higher of the nominal value and the market value of the shares.

SKYPHARMA PLC

20       SHARE CAPITAL (CONTINUED)
         These options vest from the third anniversary and are exercisable until the tenth anniversary of the date of grant, and are subject to the Company's Code of Conduct for dealing in Shares, and the Model Code. Options granted from April 1996 may only be exercised if the growth in the Company's share price over a consecutive three year period exceeds the growth over the same period in the FT-SE All Share Index.

         The following table summarises the activity in share options for the year to December 31, 1996, the year to December 31, 1997 and the year to December 31, 1998:

                                      SHARE OPTIONS     OPTION PRICE
                                      -------------     -------------
At January 1, 1996 ................      394,500        12.5p - 145.0p
Granted ...........................   10,491,836        75.0p - 92.0p
Exercised .........................     (321,500)               12.5p
Cancelled or expired ..............      (35,000)              145.0p
                                     -----------        --------------
At December 31, 1996 ..............   10,529,836        12.5p - 145.0p
Granted ...........................    1,937,344                 66.5p
Exercised .........................      (35,000)                12.5p
Cancelled or expired ..............     (809,649)       66.5p - 81.5p
                                     -----------        --------------
At December 31, 1997 ..............   11,622,531        66.5p - 145.0p
Granted ...........................    5,361,690        44.8p - 93.0p

Cancelled or expired ..............   (1,642,577)       66.5p - 145.0p
                                     -----------        --------------
At 31 December, 1998 ..............   15,341,644        44.8p - 145.0p
                                     -----------        --------------
                                     -----------        --------------

         The market value of ordinary shares as at December 31, 1998 was 78.5 pence (December 31, 1997: 54 pence). The market value of ordinary shares during 1998 ranged from the lowest closing mid price of 44.5 pence to the highest closing midprice of 103.5 pence per share.

         At December 31, 1998 the following ordinary shares were under option to employees or former employees of the Group:

                                   NUMBER OF
                                    OPTIONS
              OPTION PRICE FOR       OVER
               EACH ORDINARY       ORDINARY
                  SHARE OF         SHARES OF         EXPIRY
                  10 PENCE         10 PENCE           DATE
              ----------------    ------------      --------
                   145.0 pence          3,000       14-12-99
                    75.0 pence      4,770,077       29-04-06
                    92.0 pence      1,567,784       28-05-06
                    81.5 pence        429,788       28-11-06
                    81.0 pence      2,469,136       06-12-06
                    66.5 pence      1,513,285       07-04-07
                    51.0 pence        326,175       28-01-08
                    93.0 pence      1,001,473       31-03-08
                    44.8 pence      3,260,926       05-10-08
                                   ----------
                                   15,341,644
                                   ----------
                                   ----------

         The only options exercisable at December 31, 1998, are the 3,000 options which expire on December 14, 1999 (1997: 3,000; 1996: 38,000). All other options are subject to a vesting period and certain performance criteria, and are exercisable from April 29, 1999 to October 5, 2001 at the earliest. The number of outstanding options under these schemes is limited to a total of 5% of the issued share capital.

SKYPHARMA PLC

21 SHARES AND WARRANTS TO BE ISSUED
KRYPTON DEFERRED CONSIDERATION

         The deferred consideration on the acquisition of Krypton was revised on April 26, 1996, such that a maximum of 37.5 million ordinary shares and 37.5 million `B' Warrants would be issued contingent on a change in control of the company or satisfaction of the following conditions and hurdles:

            (i) 2.5 million ordinary shares and 2.5 million `B' Warrants on each Krypton product obtaining ANDA approval subject to a maximum of 7.5 million ordinary shares and 7.5 million `B' Warrants;

            (ii) an additional 10 million ordinary shares and 10 million `B' Warrants in the event that the aggregate annual sales of the Krypton products exceeds $50 million and the Company is profitable in respect of these products before December 31, 2003;

            (iii) an additional 10 million ordinary shares and 10 million `B' Warrants in the event that the aggregate annual sales of the Krypton products and annual revenues of the Company exceeds $200 million and the Company is profitable in respect of these products before December 31, 2003;

            (iv) an additional 10 million ordinary shares and 10 million `B' Warrants in the event that the aggregate annual sales of the Krypton products and annual revenues of the Company exceeds $275 million and the Company is profitable in respect of these products before December 31, 2003.

         In the event that two of hurdles (i), (ii) and (iii) are satisfied in relation to any single year's sales, only the first such hurdle will be considered as having been satisfied.

         During 1998, SkyePharma revised its strategy for the sale and distribution of its generic products in the US and is currently in discussions with potential collaborative partners to sell and distribute its generic products, including the products acquired as part of the acquisition of Krypton.

         Certain of the hurdles relating to the Krypton acquisition were not formulated to take account of the detailed arrangements currently envisaged by the Company. SkyePharma will therefore need to renegotiate elements of the Krypton acquisition agreement.

         The Directors have formed the opinion that until agreement is reached with the Krypton vendors, certain elements of deferred consideration cannot be estimated with any degree of certainty. Therefore the deferred consideration recognised in the accounts at December 31, 1998 relates only to the extent that hurdle (i) is reasonably expected to be met.

         Consequently, an estimate of L6.3 million has been recognised as deferred consideration based on market prices on December 31, 1998 for 7.5 million ordinary shares and 7.5 million `B' Warrants. (1997 and 1996 based on market prices of 27.5 million ordinary shares and 27.5 million `B' Warrants).

SKYPHARMA PLC

21 SHARES AND WARRANTS TO BE ISSUED (CONTINUED)

                                                                                L'000
                                                                               -------
At January 1, 1996 .......................................................          --
Acquisition of subsidiary undertaking ....................................      25,300
Revaluation ..............................................................      (3,437)
                                                                               -------
At December 31, 1996 .....................................................      21,863
Revaluation ..............................................................      (6,119)
                                                                               -------
At December 31, 1997 .....................................................      15,744
Revaluation ..............................................................      (9,463)
                                                                               -------
At December 31, 1998 .....................................................       6,281
                                                                               -------
                                                                               -------

22       RESERVES

                                                                                            CURRENCY
                                                            SHARE          OTHER          TRANSLATION       PROFIT AND
                                                           PREMIUM        RESERVES          RESERVE        LOSS ACCOUNT
                                                            L'000          L'000             L'000            L'000
                                                         --------          --------         --------        --------
At January 1, 1996 .................................            635              --              --         (15,763)
Merger reserve on acquisition ......................             --           9,000              --              --
Warrant reserve on issue of warrants ...............             --             896              --              --
Warrant reserve on acquisition of Krypton ..........             --             913              --              --
On issue of shares and warrants ....................        149,606              --              --              --
Expenses of issue ..................................         (6,315)             --              --              --
On capitalisation of loan notes ....................          1,237              --              --              --
On conversion of preference shares .................          5,000              --              --              --
Goodwill on acquisition of Jago and Krypton ........             --              --              --        (244,664)
Goodwill adjustments on deferred consideration .....             --              --              --          11,049
Exchange adjustments ...............................             --              --           1,554              --
Loss for the year ..................................             --              --              --         (14,158)
                                                           --------        --------        --------        --------
At December 31, 1996 ...............................        150,163          10,809           1,554        (263,536)
On issue shares and warrants .......................          5,705             (18)             --              --
Goodwill on acquisition of SkyePharma Production SAS             --              --              --          12,697
Goodwill adjustments on deferred consideration .....             --              --              --           4,352
Exchange adjustments ...............................             --              --          (2,194)             --
Loss for the year ..................................             --              --              --         (17,781)
                                                           --------        --------        --------        --------
At December 31, 1997 ...............................        155,868          10,791            (640)       (264,268)
On issue of shares and warrants ....................         24,328             271              --              --
On conversion of debentures ........................          6,019              --              --              --
On exercise of warrants ............................             --              (2)             --              --
Goodwill adjustment on deferred consideration ......             --              --              --          45,671
Exchange adjustments ...............................             --              --           1,302              --
Loss for the year ..................................             --              --              --         (22,096)
                                                           --------        --------        --------        --------
At December 31, 1998 ...............................        186,215          11,060             662        (240,693)
                                                           --------        --------        --------        --------
                                                           --------        --------        --------        --------

         Other reserves at December 31, 1998 relate to merger reserve on acquisition and warrant reserve on issue of warrants.

SKYPHARMA PLC

22       RESERVES (CONTINUED)
         As at December 31, 1998, the cumulative amount of goodwill eliminated against reserves was L170,895,000 (1997: L216,566,000; 1996: L233,615,000). As
described in note 1, goodwill eliminated against reserves was previously taken to a separate goodwill write off reserve. The above table has been restated to show the elimination of goodwill and subsequent goodwill adjustments against the profit and loss reserve.

23       ACQUISITIONS

(A)      JAGO PRODUCTION SAS (FORMERLY LABORATORIES NOVALIS PRODUCTION SAS)

         On September 11, 1996 the Group entered into a conditional agreement to acquire 100% of the issued share capital of Laboratories Novalis Production SAS, of which the principal asset was a manufacturing facility near Lyon in France, for 2 French francs from Wyeth-Ayerst International Inc., a subsidiary of American Home Products Inc. The acquisition was effective from January 14, 1997 and the net assets of the acquired operations have been consolidated from that date, and accounted for under the acquisition method.

         Under the terms of the agreement, the Company agreed to manufacture certain pharmaceutical products and other products ("Contract Products") on behalf of certain subsidiaries of American Home Products ("AHP") at the facility. The agreement expires on December 31, 1999, subject to AHP's right to extend the term for up to three months.

         AHP has agreed to purchase minimum guaranteed quantities of products such that the Group can recover 100%, 85% and 50% during the first, second and third year of the agreement, respectively, (subject to accelerated phasing-out of the Contract Products by mutual agreement) of the costs of operating the Lyon facility. AHP's subsidiaries are responsible for the registration of the Contract Products with all proper health, customers and other authorities under applicable law, but the Group furnishes assistance to AHP's subsidiaries from time to time in connection with their filing of documentation as is necessary for such registrations.

         The assets and liabilities assumed on the date of acquisition, and the adjustments to fair values, are set out below:

                                         BOOK VALUE  REVALUATIONS    FAIR VALUE
                                           L'000        L'000           L'000
                                        ----------   -----------     -----------
Fixed assets ...........................  16,479        (3,259)*1         13,220
Debtors ................................     853               --            853
Cash at bank and in hand ...............      73               --             73
Creditors and provisions ...............    (891)         (242)*2         (1,133)
                                         -------        ---------        -------
Net assets .............................  16,514        (3,501)           13,013
                                         -------        ---------        -------
                                         -------        ---------        -------
Expenses of acquisition ................                                    (316)
                                                                         -------
Negative goodwill on acquisition .......                                  12,697
                                                                         -------
                                                                         -------
Expenses of acquisition ................                                     316
Cash and cash equivalents acquired .....                                     (73)
                                                                         -------
Net cash movement on acquisition .......                                     243
                                                                         -------
                                                                         -------

-------
*1 Revaluation of Land and Buildings to fair value based upon independent Chartered Surveyors' valuation.
*2 Actuarial valuation adjustments to pension provisions and accrued charges.

SKYPHARMA PLC

23 ACQUISITIONS (CONTINUED)
         Jago Production SAS, contributed L484,000 to the Group's net operating cash flows, paid L166,000 in respect of net returns on investments and servicing of finance, paid LNil in respect of taxation and paid L2,631,000 on capital expenditure in the year to December 31, 1997.

         Financial information for Jago Production SAS for the period prior to acquisition is not disclosed as the company did not trade during the period.

(B)      JAGO HOLDINGS AG

         On May 3, 1996, the Company acquired Jago Holdings AG ("Jago"), including a property and related mortgage acquired by Jago on this date from its principal shareholder, an established supplier of innovative drug delivery technologies for an initial consideration of L128 million; an earn-out payment, being the lesser of $250 million and the aggregate of 20% of the Jago Group's consolidated gross license income from its GEOMATRIXu drug delivery technology; a further cash payment of up to $5 million on receipt by Jago of the same amount in respect of certain entitlements under its joint venture agreements with Genta Inc and a further cash payment of up to $5 million on the receipt of any payments for the value of Jago's inhalation technology. Further details are provided in note 26, Related Party Transactions.

         The Directors have deemed that it is in the best interests of the Company to try to settle the deferred consideration as this will remove the significant uncertainty that complicates the evaluation of the Group. The Directors are currently in discussion with the vendor (Dr J Gonella) to explore the terms on which the obligation may be settled. Any agreement reached on this matter will have to gain the approval of the shareholders before it can be implemented. In the discussions referred to, both Dr Gonella and Dr T Rinderknecht (his legal advisor), being directors of the company, have declared a personal interest and have not participated in the Board review of the estimate of fair value. Having regard to these matters, the Directors' current estimate is that not more than approximately L40 million would be payable, in satisfaction of the deferred consideration obligation, under any settlement agreement.

         The assets and liabilities of Jago Holding AG on the date of acquisition, and the adjustments to fair values, are set out below:

                                                                                FAIR VALUE
                                                                    BOOK VALUE  ADJUSTMENTS   FAIR VALUE
                                                                       L'000       L'000        L'000
                                                                    ----------  -----------   -----------
Intangible fixed assets ......................................            325        --            325
Tangible fixed assets ........................................         10,438        --         10,438
Investments ..................................................          1,510        --          1,510
Stocks .......................................................            530        --            530
Debtors ......................................................          2,771        --          2,771
Cash at bank and in hand .....................................            893        --            893
Creditors ....................................................        (16,792)       --        (16,792)
Equity in net capital deficiency of joint venture ............         (5,207)       --         (5,207)
                                                                     --------    ------       --------
Net liabilities ..............................................         (5,532)       --         (5,532)
                                                                     --------    ------
                                                                     --------    ------

Purchase consideration .......................................                                 198,917
                                                                                              --------
Goodwill arising on acquisition of Jago Holding AG ...........                                 204,449
                                                                                              --------
                                                                                              --------
Purchase consideration in ordinary shares and cash ...........                                 198,917
Non cash element of consideration:
Shares issued (30,711,856 ordinary shares) ...................                                 (23,033)
Deferred and contingent consideration, note 16, Provisions for                                 (66,630)
liabilities and charges.......................................
                                                                                              --------
Cash consideration paid ......................................                                 109,254
Cash and cash equivalents acquired ...........................                                   1,647
                                                                                              --------
Net cash payment on acquisition ..............................                                 110,901
                                                                                              --------
                                                                                              --------

SKYPHARMA PLC

23 ACQUISITIONS (CONTINUED)
         Jago Holding AG, contributed L(4,557,000) to the Group's net operating cash flows, paid L457,000 in respect of net returns on investments and servicing of finance, paid L43,000 in respect of taxation and paid L202,000 from investing activities in the period to December 31, 1996.

(C)      KRYPTON LIMITED

         On January 8, 1996 the approval of ordinary shareholders was given for the acquisition of the outstanding 10,000 ordinary shares of L1 each and warrants of Krypton Limited ("Krypton") for an initial consideration of 300 million Existing ordinary shares (30 million New ordinary shares) and 30 million `B' warrants and a further consideration of up to 375 million Existing ordinary shares (37.5 million New ordinary shares) and 37.5 million `B' warrants subject to the satisfaction of certain performance hurdles. Further details are provided in note 26, Related Party Transactions.

         The Directors have estimated that the contingent consideration warrants based on market prices at December 31, 1998 will amount to L6,281,000 comprising
7.5 million New ordinary shares and 7.5 million `B' Warrants. (December 31, 1997: L15,743,750; December 31, 1996: L21,862,500 comprising 27.5 million ordinary shares and 27.5 million `B' Warrants). See also note 21; Shares and Warrants to be issued. The eventual outcome is subject to the uncertainties inherent in future sales performance and future market prices of the Company's ordinary shares. Accordingly the fair value of the contingent consideration may vary in future.

         The assets and liabilities of Krypton on the date of acquisition, and the adjustments to fair values, are set out below:

                                                                     FAIR VALUE
                                                       BOOK VALUE   ADJUSTMENTS*     FAIR VALUE
                                                         L'000         L'000*          L'000
                                                       ----------   -----------     ----------
Intangible fixed assets ........................         4,164         (4,164)            --
Debtors ........................................            30             --             30
Creditors: amounts falling due within one year
Loan from Ian Gowrie-Smith Family Trust ........        (1,149)            --         (1,149)
Development costs ..............................        (3,028)         2,197           (831)
                                                       -------        -------        -------
Net assets/(liabilities) .......................            17         (1,967)        (1,950)
                                                       -------        -------
                                                       -------        -------
Purchase consideration .........................                                      38,265
                                                                                     -------
Goodwill arising on acquisition of Krypton .....                                      40,215
                                                                                     -------
                                                                                     -------
Total purchase consideration in ordinary shares,                                      38,265
  warrants and cash.............................
Non cash element of consideration:
Shares issued ..................................                                    (12,000)
Warrants issued ................................                                       (913)
Deferred and contingent consideration ..........                                    (25,300)
Cash and cash equivalents acquired .............                                         --
                                                                                    -------
Net cash payment on acquisition ................                                         52
                                                                                    -------
                                                                                    -------

------

* Adjustments to conform accounting policies. Prior to the acquisition, Krypton had accrued and capitalised future development costs relating to potential milestone liabilities which had yet to be achieved. Under the Group's policies, costs relating to development projects are expensed when incurred.

         In accordance with the Group's accounting policy the goodwill arising on consolidation at December 31, 1998 of L21.2 million; (December 31, 1997: L30.7 million; December 31, 1996: L36.8 million) has been written off to reserves. As noted above the contingent consideration, and hence the goodwill arising, may vary in the future.

         Krypton contributed L(176,000) to the Group's net operating cash flows, paid L176,000 in respect of net returns on investments and servicing of finance, paid LNil in respect of taxation and received LNil from investing activities in the period to December 31, 1996.

SKYPHARMA PLC

24 DISPOSALS
BLACK & EDGINGTON HIRE LIMITED

         On November 21, 1995 an agreement was reached to sell Black & Edgington Hire Limited, the Company's only trading subsidiary, and the freehold properties from which it traded to Sellers Arenascene and its parent, Sellers International of Huddersfield, for a total consideration of L1.66 million plus 33% of the net profit which may arise on any subsequent sale within five years by the purchaser of the freehold property. L790,000 of the total consideration was received in the five month period ended December 31, 1995 and the remaining consideration in the year ended December 31, 1996. L900,000 of the total proceeds related to the sale of freehold properties, whereof L90,000 was received in the five month period ended December 31, 1995 and L810,000 was received in the year ended December 31, 1996. The proceeds relating to the sale of freehold properties are included in sale of tangible fixed assets in the consolidated cash flow statement.

25       PENSION ARRANGEMENTS

         The Group operates various defined contribution plans for its employees in the U.K., Switzerland and the U.S. The Group's contributions to these plans are charged to the income statement in the year to which they relate, and the assets are held in separate trustee administered funds. The charge for the year ended December 31, 1998 amounted L497,000 (1997: L497,000; 1996: L277,000)

         Following the acquisition in January 1997 of SkyePharma Production SAS, the Group operates a defined benefit scheme in France in respect of its employees of that company, the assets of which are not held by an externally administered fund. On acquisition, the retirement commitments were valued at December 31, 1996 and a provision was set up. The actuarial method used was the unit credit with service prorate actuarial cost method. Main assumptions include a discount rate of 6.29% and a rate of salary increase of 3.5%. The calculation of accrued benefits used in valuing the retirement benefit commitment was prepared on the basis of the pharmaceutical industry's collective bargaining agreement applying to the relevant employees. The charge for the year amounted to L29,000 (year to December 31, 1997; L9,000).

26       RELATED PARTY TRANSACTIONS

         During the year ended December 31, 1998 fees amounting to L66,000 (1997: L163,000; 1996: L634,500, see note (g) below) were paid to Rinderknecht, Glaus & Stadelhofer, in which Dr Rinderknecht a Director of the Company is a partner, in respect of legal advice to the Group.

         At the end of December 1998, Ian Gowrie-Smith, (through a family trust), acquired a 50% interest in 10 East 63rd Street Inc. the company which owns 10 East 63rd Street, a property in New York. SkyePharma PLC has been in occupation of that property since January 1997, subject to a tenancy agreement which expired in January 1999, under which it paid a rent of $300,000 per annum. The lease has been renewed subsequent to the year end on the same terms.

         The following transactions with the Directors of the Company existed during the year ended December 31, 1996.

(a) On May 3, 1996 the Company acquired 100% of Jago Holdings AG from Dr Jacques Gonella on terms described in the Circular sent to Shareholders on April 4, 1996. Under the terms of the Acquisition Agreement Dr Gonella was paid:

         (i)      A prepayment of $6,000,000;

         (ii)     A cash payment of L100,800,000;

         (iii) The issue of ordinary shares in the Company having a value at the time of issue of $35,000,000 being in total 30,711,856 ordinary shares.

SKYPHARMA PLC

26 RELATED PARTY TRANSACTIONS (CONTINUED)
         The above items together with the estimated net present value of the contingent consideration below were included in the purchase consideration as described in Note 23.

         Further consideration is payable to Dr Gonella as follows:

         (i) An earn-out payment being the lesser of $250 million and the aggregate of 20% of the Jago Group's consolidated gross licence income from its Geomatrix drug delivery technology;

         (ii) A further cash payment of up to $5 million on receipt by Jago of the same amount in respect of certain entitlements under its joint venture agreement with Genta;

        (iii) A further cash payment of up to $5 million on receipt by any member company of the SkyePharma Group of the same amount of any payments for the value of Jago's inhalation technology under the terms of any future joint venture or other similar arrangement.

         The Company has an option to prepay the earn-out arrangements described above at any time in cash for the present value of $250,000,000, discounted from 2006 at an annual rate of 8.5%, less any amount paid under the earn-out prior to the exercise of the option.

(b) On December 11, 1995, Mr Gowrie-Smith entered into a letter of intent with Dr J Gonella pursuant to which the I R Gowrie-Smith Family Trust, the beneficiaries of which are certain members of Mr Gowrie-Smith's family, paid $3 million (including a loan from a third party) for a period of exclusive negotiations with the Vendor for the acquisition of Jago. These transactions were the subject of an Assignment and Assumption Agreement made at the time of the purchase of Jago between Mr Gowrie-Smith and the Company which was described in the Circular to shareholders dated April 4, 1996 and which was approved by the shareholders in general meeting on April 26, 1996. The agreement was subsequently performed in all its particulars, and the amount paid was included in the purchase consideration (See Note 23).

(c) On May 3, 1996, Dr J Gonella owned the laboratory research and office building located in Muttenz, which was financed by mortgages amounting to L6.4 million and was covered by various letters of indebtedness for a total amount of L10.2 million. In addition Dr J Gonella had an outstanding balance due from the company of L0.4 million. In consequence of the overall Jago acquisition, the Muttenz property was transferred to Jago in May 1996 concurrent with the acquisition and Dr Gonella was released from the mortgage and the letters of indebtedness. The fair value of the property, determined by independent appraisal, was L6.6 million on this date and was reflected within the fair value of assets acquired (See Note 23). The amount outstanding to Dr Gonella was settled on July 29, 1996.

(d) Dr J Gonella received commissions of L793,495 pursuant to his participation in the placing that took place on the Company's acquisition of Jago on May 3, 1996. The amount was accounted for as a fund raising cost and recorded as a reduction of share premium within the purchase accounting.

(e) On the acquisition of Jago amounts totalling SFr 532,500 were due to Jago from VECAP Venture Capital Partners AG relating to the 1995 repurchase by VECAP of certain rights previously acquired by Jago. The sole Director of VECAP is Dr T Rinderknecht who was appointed to the SkyePharma Board subsequent to the acquisition of Jago. The amount was paid in full on June 27, 1996.

(f) Under the Joint Venture agreement dated May 12, 1995 the Joint Venture became obligated to pay to VECAP and to Jagotec AG an aggregate amount of $3.0 million, in equal shares on the receipt by the Joint Venture of qualifying revenues. In October 1996 the Joint Venture received payments from Krypton Ltd amounting to $1.0 million relating to the acquisition of certain rights (See Note 11) which is qualifying revenue and which therefore was required to be distributed. The

SKYPHARMA PLC

26 RELATED PARTY TRANSACTIONS (CONTINUED) revenue was recognised by the Joint Venture as the payment did not result in any contingent future performance obligation and the amount was not refundable. The payment was expensed as research and development costs by Krypton. Jagotec agreed to defer its entitlement and in February 1997 loaned $500,000 to the Joint Venture to enable it to satisfy, in part, its obligation to VECAP.

(g) As disclosed in the Circular to shareholders, fees in respect of the acquisition of Jago amounting to L415,000 were paid to the law firm of Rinderknecht, Glaus & Stadelhofer, in which Dr Rinderknecht is a partner. This was accounted for as part of the purchase consideration. In addition the firm provides ongoing legal advice to Jago. In the year to December 31, 1996 fees amounting to L219,500 were paid and charged to income.

(h) An agreement commenced in January 1995 between the Company and Brightstone Consultants, a company owned by Ian Gowrie-Smith and David Lees, whereby the Company was charged L3,750 per month for offices at 20 Cockspur Street, London, England. L7,500 was charged in the year ended December 31, 1996 by Brightstone Consultants under this agreement. The agreement ended on February 29, 1996.

(i) Ian Gowrie-Smith provided a L355,000 personal guarantee to Midland Bank plc on behalf of the Company. Furthermore, Ian Gowrie-Smith provided a personal guarantee up to a maximum of L900,000 to Sellers Arenascene Limited in respect of any shortfall in the net assets of Black & Edgington Hire Limited at completion of the sale until such time as the Company received the funds from its capital raising approved on January 8, 1996.

(j) During January 1996 the Company repaid an amount of L1,089,000 which had been loaned to Krypton by the Ian Gowrie-Smith Family Trust in respect of the funding of certain drug development and milestone payments.

(k) On January 8, 1996, the approval of ordinary shareholders was given for the acquisition of the outstanding 10,000 ordinary shares of L1 each and warrants of Krypton for an initial consideration of 300 million existing ordinary shares and 30 million `B' Warrants and a further consideration of up to 375 million existing ordinary shares and 37.5 million `B' Warrants, subject to the satisfaction of certain performance hurdles. The Krypton vendors include certain trusts in which Messrs I Gowrie-Smith, Joe Bozman and Richard Stewart are interested.

         The revised arrangements, which were approved by the shareholders in general meeting on April 26, 1996, are set out below.

         The consideration for the purchase of the share capital of Krypton may increase by the issue of up to a maximum of a further 37.5 million ordinary shares and 37.5 million `B' Warrants, subject to the satisfaction of the following conditions and hurdles:

         (i) 2.5 million ordinary shares and 2.5 million `B' Warrants on the occasion of each Product obtaining ANDA approval subject to a maximum of 7.5 million ordinary shares and 7.5 million `B' Warrants;

         (ii) 10 million ordinary shares and 10 million `B' Warrants on the occasion of the aggregate annual sales of the Products, in the first calendar year up to and including the year ended December 31, 2003, exceeding $50 million if the Group is profitable in respect of the Products;

         (iii) 10 million ordinary shares and 10 million `B' Warrants on the occasion of the aggregate annual sales of the Products and the annual revenues of the Jago Group, in the first calendar year up to and including the year ended December 31, 2003, exceeding $200 million if the Group is profitable in respect of the Products;

SKYPHARMA PLC

26 RELATED PARTY TRANSACTIONS (CONTINUED)
         (iv) 10 million ordinary shares and 10 million `B' Warrants on the occasion of the aggregate annual sales of the Products and the annual revenues of the Jago Group, in the first calendar year up to and including the year ended December 31, 2003, exceeding $275 million, if the Group is profitable in respect of the Products. In the event that any two of hurdles (i),
                  (ii) and (iii) are satisfied in relation to any single year's sales, only the first such hurdle will be considered as having been satisfied.

         The shares and warrants were valued at market value at the date of the acquisition and accounted for as set out in Note 23.

27 POST BALANCE SHEET EVENTS

DEPOTECH ACQUISITION

         On 19 October 1998 the Group acquired 2,857,143 shares representing approximately 16% of the Common Stock in DepoTech Corporation of San Diego, a company listed on the Nasdaq National Market, for a consideration of $5 million, and on the same date entered into a conditional agreement to acquire the Company's outstanding shares. As at 31 December 1998 the initial investment of $5 million has been included within fixed asset investments. On 10 March 1999 the Group completed the acquisition by the issue of 28,311,070 ordinary shares in ADS form with a market value of L20.0 million for the remaining 15,247,623 of Common Stock in DepoTech.

         The agreement provides for additional contingent payments as follows:

            1. an additional 1.62 million ADSs if DepoTech's lead compound DepoCyt, for the treatment of neoplastic meningitis from lymphomas, is granted final approval by the FDA for sale, marketing and distribution in the US no later than 31 March 2000; and

            2. an additional 1.21 million ADSs if either of the following events occur before 31 March 2000:


                        (i) a development agreement is signed with a corporate partner for DepoMorphine, an injectable sustained release formulation of encapsulated morphine sulphate for acute post operative pain management; or

                        (ii) a development agreement is signed with a corporate partner for a macromolecule using DepoTech's DepoFoam technology.

         The FDA approved DepoCyt for sale in the US on 1 April 1999, and consequently the Company will issue an additional 16,177,849 ordinary shares in ADS form to the former shareholders of DepoTech.

         The assets and liabilities of DepoTech as at December 31, 1998, based upon DepoTech's unaudited balance sheet are set out below:

                                                            L'000
                                                         --------
Fixed assets .......................................        7,841
Current assets excluding cash and liquid investments          896
Cash and liquid investments ........................        5,643
Current liabilities ................................       (3,709)
Long term liabilities ..............................       (5,140)
                                                           ------
Net assets .........................................        5,531
                                                           ------
                                                           ------

         Fixed assets relate primarily to property and equipment. Cash and liquid investments available for sale include short-term investments of L1.7 million, held in US Government securities and corporate obligations. Current and long term liabilities include L4.4 million and L1.3 million of bank debt and lease obligations respectively.

SKYPHARMA PLC

27 POST BALANCE SHEET EVENTS (CONTINUED)
         Under a collaboration agreement with Chiron Corporation, DepoTech had an obligation at December 31, 1998 to pay Chiron $11.7 million within six months of US or European marketing approval of DepoCyt. Consequent upon the acquisition, SkyePharma, DepoTech and Chiron further amended the agreement with Chiron in March 1999 to provide that the Company will issue a note payable to Chiron for $9.7 million upon FDA approval of DepoCyt in the US. The amendment also provides that the Company will issue a note payable for $3.5 million to Chiron upon the filing of an application for DepoCyt for paediatric indications in the US. The unpaid principal balance of each note shall be payable in three equal instalments on June 30, 2000, June 30, 2001 and June 30, 2002.

         Expenses relating to the transaction incurred by SkyePharma PLC are approximately L2.1 million. SkyePharma intends to account for the DepoTech acquisition under the acquisition method of accounting, and to write off goodwill over a 20 year period.

         In May 1999 SkyePharma signed an agreement with Silicon Valley Bank for the financing arrangements of DepoTech Corporation. Under the agreement, DepoTech covenanted to hold cash balances equivalent to the greater of 75% of outstanding loan balances or three months' cash burn, and SkyePharma covenanted to hold on a consolidated basis, cash balances equivalent to six months' cash burn, all balances being held on an unrestricted basis.

         The following unaudited pro forma combined condensed financial information of SkyePharma and DepoTech has been prepared in accordance with UK GAAP. The unaudited combined condensed balance sheet and income statement has been prepared to reflect the DepoTech acquisition as if they occurred on December 31, 1998 and January 1, 1998, respectively. The unaudited pro forma combined condensed financial information of SkyePharma and DepoTech, as of and for the year ended December 31, 1998, after giving effect to certain pro forma adjustments, including the issuance of the contingent shares relating to FDA approval of DepoCyt and the L9.7 million note payable to Chiron and excluding the remaining contingent shares and note payable as the conditions relating to these items are not probable of occurring beyond a reasonable doubt, is as follows:

UNAUDITED COMBINED CONDENSED BALANCE SHEET

                                          DECEMBER 31,
                                              1998
                                            L'000
                                           --------
Current assets ......................        44,695
Fixed assets ........................        33,317
Goodwill and intangible assets ......        37,738
                                            -------
Total assets ........................       115,750
                                            -------
                                            -------
Current liabilities .................        15,749
Other liabilities ...................        64,019
Shareholders Funds ..................        35,982
                                            -------
Total Liabilities & Shareholder funds       115,750
                                            -------
                                            -------

SKYPHARMA PLC

27       POST BALANCE SHEET EVENTS (CONTINUED)
UNAUDITED COMBINED CONDENSED INCOME STATEMENT

                                                                        YEAR TO
                                                                        DECEMBER
                                                                        31, 1998
                                                                         L'000
                                                                        --------
Revenue ....................................................             12,861
Loss on ordinary activities before taxation ................            (42,702)
Net Loss ...................................................            (42,787)
Earnings per share .........................................            (10.0)p
                                                                        -------

JOINT VENTURE

         On 4 March 1999 an agreement was signed between SkyePharma PLC and Genta Inc. concerning the future operation of the Joint Venture. Under the terms of this agreement existing balances between the Joint Venture company and the parent companies are to be waived. These are principally unpaid development cost invoices due to SkyePharma and the loan notes due to Genta. In addition Genta is released from future funding obligations.

         SkyePharma becomes responsible for all obligations under existing development and licence agreements between the Joint Venture and third parties and SkyePharma is solely responsible for the future development, marketing, distribution, manufacturing and funding of future Joint Venture products.

         The Joint Venture's share of any future revenues arising from products originating from the Joint Venture will be shared between the parent companies according to a distribution schedule which allows for payment of sums which give recognition to the working capital advances made by Genta before reverting to a 50/50 share. The intent is to ensure that the rights of the parties, pre-existing the agreement, are fully compensated.

         The agreement relating to the Joint Venture will be accounted for in 1999. The Company does not consider it will suffer any material adverse financial consequences from its implementation of the agreement.

PROPOSED ACQUISITION OF HYAL PHARMACEUTICAL CORPORATION -- UNAUDITED

         On May 19, 1999 the company announced an agreement with Hyal Phramaceutical Corporation of Mississauga, Ontario ("Hyal") to acquire all of the issued and outstanding shares and 12% subordinated debentures of Hyal. The transaction is subject to a number of conditions including completion of due diligence and the approval of Hyal shareholders. The maximum consideration payable, including contingent consideration is L3.5 million.

28       PRINCIPAL GROUP UNDERTAKINGS

                                    COUNTRY OF
COMPANY                             INCORPORATION   PERCENTAGE HELD  PRINCIPAL ACTIVITIES
--------                            -------------   ---------------  ------------------------------------------------------------
Krypton Limited                     Gibraltar         100%           Development of pharmaceuticals
Brightstone Pharma Inc*             USA               100%           Sale of pharmaceuticals
SkyePharma Holding AG*              Switzerland       100%           Holding company
Jago Holding AG                     Switzerland       100%           Holding company
SkyePharma AG                       Switzerland       100%           Contract research and manufacturing
Jago Research AG                    Switzerland       100%           Holding company for intellectual property rights
Jagotec AG                          Switzerland       100%           Holding company for patent and intellectual property rights
SkyePharma Production SAS*          France            100%           Manufacturing of pharmaceuticals
Jago Finance Limited                Jersey            100%           Finance company
Genta Jago Technologies BV          Netherlands       50%            Development of pharmaceuticals
Laboratoires Jago SA                France            100%           Marketing and development of pharmaceuticals

---
* Denotes investment directly held by the Company

SKYPHARMA PLC

29 SUMMARY OF MATERIAL DIFFERENCES BETWEEN U.K. AND U.S. GAAP
         The principal differences between U.K. and U.S. GAAP arise from accounting for the acquisitions made by SkyePharma PLC during 1996 and 1997, and the treatment of foreign currency balances and fixed asset investments.

(1)      BUSINESS COMBINATIONS

         Under both U.K. and U.S. GAAP the acquisitions during the periods of Jago Production SAS (formerly Laboratories Novalis Production SAS), Jago Holdings AG and Krypton Limited are accounted for as acquisitions/purchases. Both U.K. and U.S. GAAP require the purchase consideration to be allocated to the net assets acquired at their fair value at the date of acquisition, with the difference between the consideration and the fair value of the net assets acquired treated as goodwill. In the allocation of consideration, and the treatment of deferred consideration, differences between U.K. and U.S. GAAP arise as set out below.

(A)      GOODWILL AND INTANGIBLE FIXED ASSETS

         U.K. GAAP requires an allocation of purchase consideration to intangible assets which are separable from the business. Under U.K. GAAP no intangible assets have been recognised as a result of purchase accounting as the intangible assets are considered to be an integral part of the business acquired and are, therefore, included within goodwill and eliminated against shareholders' funds. Following the introduction of FRS10 there is a requirement to capitalise such goodwill and amortise it over a suitable period not normally exceeding 20 years. The Company has adopted transitional provisions under FRS10 not to reinstate goodwill, previously eliminated against reserves, as an intangible asset.

         U.S. GAAP requires an allocation of consideration to identifiable intangible assets, including any resulting from research and development, irrespective of whether they are separable. Intangible fixed assets recognised under U.S. GAAP purchase accounting requirements are depreciated over their estimated revenue earning life. For the purposes of U.S. GAAP, the estimated revenue earning life has been taken to be 20 years, being the estimated remaining life of the Geomatrix patents plus five years. The carrying value of intangible assets is reviewed annually for any permanent impairment in value.

         Goodwill impairment is evaluated in relation to events or changes in circumstances that indicate that the carrying amount may not be recoverable. Where such events or changes have occurred, the carrying value of goodwill is evaluated against an estimate of future cash flows from the related business and assets acquired, and where appropriate, reduced to fair value measured in conjunction with such related assets.

(B)      NEGATIVE GOODWILL ON ACQUISITION

         Prior to the introduction of FRS10 under U.K. GAAP for business acquisitions, where the aggregate of the fair values of the net assets acquired exceeds the cost of the acquired net assets resulting in negative goodwill, such excess was credited directly to reserves. Negative goodwill arising on the acquisition of Jago Production SAS has been accounted for according to this policy. Since the introduction of FRS10 negative goodwill is to be capitalised as a negative asset below positive goodwill. Under U.S. GAAP such excess is eliminated by proportionately reducing the value of the non-current assets acquired.

(C)      ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT

         Under U.S. GAAP acquired in process research and development which does not have an alternative future use is separately identified and written off directly to net income in the period that the acquisition was made.

         Acquired in process research and development in 1996 related to the fair value of efforts previously undertaken under drug development contracts held by Krypton (L14,915,000) and

SKYPHARMA PLC

29 SUMMARY OF MATERIAL DIFFERENCES BETWEEN U.K. AND U.S. GAAP (CONTINUED) efforts related to the inhalation technology under development by Jago (L10,336,000). As of the acquisition date such efforts had not resulted in any commercial products or tangible assets with alternative future use, but rather development knowledge related to the contracts in-process. For Krypton the entire amount of the excess purchase price was allocated to in-process research and development as Krypton had no identifiable assets and no operations beyond the research and development activities acquired that were in-process and had no other alternative future use than the completion of these projects. At the date of the acquisition of Krypton, Krypton had five products in early stages of development. The development being undertaken by Krypton involved the application of specified technologies exclusively to the five products. The feasibility of using the technologies with the products had not been determined, and in the event that the technologies are not transferable to the products, the development projects will have no alternative future use. The amount allocated to in-process research and development for Jago was based upon an independent valuation of the research and development efforts, which were related solely to progress towards the ultimate commercialisation of the inhalation technology. As at the date of the Jago acquisition, the technological feasibility of the inhalation technology acquired, Meter Dose Inhaler ("MDI") and Dry Powder Inhaler ("DPI") had not been established. The MDI had not entered into clinical trials and a prototype of DPI had not yet been manufactured. As these technologies were not yet proven and, because of the uniqueness of their design and anticipated application, the Company could see no alternative future use for them.

(D)      MEASUREMENT OF PURCHASE CONSIDERATION

         The Company effected its acquisition of Krypton through the exchange of shares and warrants and recorded the consideration at the estimated fair value of the shares and warrants.

         During the period from November 21, 1995 to January 9, 1996, the trading of the Company's shares was suspended. During this period, the Krypton acquisition, a rights issue and a public placing occurred.

         Under U.K. GAAP, the fair value of the shares and warrants issued for the acquisition was estimated by reference to the price that the Company's shares were issued for on the same day under a rights issue and public placing. U.S. GAAP, APB Opinion 16 requires that the fair value of shares and warrants issued to effect a business combination be based on the market price for a reasonable period before and after the date the terms of the acquisition were agreed to and announced. The market prices of the shares issued in the acquisition, after adjusting for the 1 for 10 reverse stock split in May 1996, was 76.10 pence per Ordinary Share. The market price of the warrants was 6.75 pence. The effect of this difference was to increase the value measurement of purchase consideration which is allocated to acquired in-process research and development with an offsetting adjustment to share premium on acquisition.

(E)      DEFERRED CONSIDERATION

         U.K. GAAP requires a reasonable estimate of the fair value of any deferred consideration to be included in the cost of acquisition. Under U.S. GAAP deferred consideration is only recognised when the amount is determinable beyond reasonable doubt.

(2)      DEFERRED TAX

         Under U.K. GAAP, deferred tax is recognised to the extent that it is probable that a tax liability will become payable or an asset will be recoverable in the foreseeable future. Under U.S. GAAP, full provision is required for deferred tax liabilities and deferred tax assets including losses carried forward recognised subject to valuation allowances. Given the uncertainty of the recoverability of the Group's tax losses carried forward, no deferred tax asset is recognised under U.K. GAAP and a valuation allowance has been provided in full for the deferred tax assets recognised under U.S. GAAP (December 31, 1998: L13,155,000; December 31, 1997: L7,855,000).

SKYPHARMA PLC

29 SUMMARY OF MATERIAL DIFFERENCES BETWEEN U.K. AND U.S. GAAP (CONTINUED)
(3)      WRITE DOWN OF INVESTMENT IN GENTA

         In the year to December 31, 1996 exceptional items included L1,823,000 relating to the provision for loss on disposal of shares in Genta Inc. Under U.S. GAAP the write-off would be classified as an operating expense to arrive at operating profit/(loss).

(4)      FINANCIAL INSTRUMENTS

 CONCENTRATIONS OF CREDIT RISK

         Financial instruments that potentially subject the Group to concentration of credit risk consists primarily of cash and cash equivalents and short term bank deposits.

         The Group places its cash and cash equivalents and short term bank deposits through high credit quality financial institutions diversifying its holdings of short term financial instruments across a range of money market instruments of a variety of counterparties and, by policy, limits the amount of credit exposure with any one counterparty.

 DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts of cash, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

         The carrying amount of the secured mortgage and debt issued pursuant to the Group's bank credit arrangements approximate fair values because the interest rates on these instruments are variable and negotiated each year. Long-term debt at December 31, 1998 included deferred consideration amounting to L39,500,000 (December 31, 1997: L69,828,000; December 31, 1996: L62,572,000) and
represented the directors' estimate of the current value of the earn-out payment payable to the vendor in respect of the acquisition of Jago. Further details are provided in note 23 Acquisitions.

         The carrying value and estimated fair values of the Group's financial instruments at December 31:

                                         CARRYING                   CARRYING
                                          AMOUNT     FAIR VALUE      AMOUNT      FAIR VALUE
                                           1997          1997          1998          1998
                                          L'000         L'000         L'000         L'000
                                         -------       -------       -------       -------
ON BALANCE SHEET
Assets
Cash and cash equivalents ........         6,371         6,371         30,925        30,925
Short-term bank deposits .........         2,300         2,300             --            --
Fixed asset investment ...........            --            --          2,939         3,971
                                         -------       -------        -------       -------
                                           8,671         8,671         33,864        34,896
                                         -------       -------        -------       -------
                                         -------       -------        -------       -------
Liabilities
Short-term borrowings ............         2,183         2,183          3,374         3,374
Long-term debt ...................        73,978        73,978         45,748        45,748
                                         -------       -------        -------       -------
                                          76,161        76,161         49,122        49,122
                                         -------       -------        -------       -------
                                         -------       -------        -------       -------
OFF BALANCE SHEET
Foreign currency forward contracts            --          (105)            --            --
                                         -------       -------        -------       -------
                                         -------       -------        -------       -------

         The estimated fair value of foreign currency forward contracts reflects the estimated amounts that the Group would receive or pay to terminate the contracts at the reporting date.

SKYPHARMA PLC

29 SUMMARY OF MATERIAL DIFFERENCES BETWEEN U.K. AND U.S. GAAP (CONTINUED)
 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

         Beginning in 1996, the Group has selectively entered into forward currency contracts to fix certain of the non-sterling funding requirements of its principal subsidiaries. The primary non-sterling exposures are denominated in U.S. dollars, Swiss francs and French francs. The contracts generally have maturities not exceeding 6 months. Gains or losses on these contracts are not recorded until the maturity of the contracts, where upon they are recorded as an adjustment to administrative expenses, consistent with the underlying non-sterling expenses that are required to be funded. The losses on forward contracts maturing during the years ended December 31, 1996, 1997 and 1998 were L106,000, L484,000 and L126,000 respectively. The unrecognised losses from such contracts at December 31, 1996 and 1997 were L350,000 and L105,000 respectively. There were no forward foreign exchange contracts outstanding at December 31, 1998. At December 31, 1997 there were outstanding contracts to buy US$2,650,000 at rates from 1.6030 to 1.6071 expiring from January 2, 1998 to March 2, 1998 and CHF3,750,000 at rates from 2.2940 to 2.3140 expiring from January 5, 1998 to March 2, 1998. The Group does not use any other financial derivatives.

(5)      FOREIGN CURRENCY BALANCES

         During 1997 the Company changed its designation of the nature of foreign currency inter-company balances from "temporary" to "permanent". This change reflected the longer term cash needs of the subsidiaries funded through these advances, and the anticipation of management that such balances were no longer intended or anticipated to be settled in the foreseeable future. Under U.K. GAAP such designation was made with effect from 1 January 1997, and all 1997 exchange differences relating to such balances were recorded within shareholders' equity. Such balances, amounted to L12,176,000 and L29,539,000 at 31 December 1996 and 1997, respectively. Under U.S. GAAP changes in accounting resulting from the redesignation of inter-company balances are recorded on a prospective basis from the date such designation is formally made, and accordingly, the effect of exchange differences during 1997 related to these inter-company balances would be recorded within the profit and loss account prior to the date of its redesignation.

         Furthermore, under U.K. GAAP the Company accounts for foreign exchange contracts on a deferral basis and records gains/losses from such contracts upon their maturity within its profit and loss account. Under U.S. GAAP, such contracts do not qualify for hedge accounting treatment and hence gains/losses would not be deferred. However, the unrecognised losses related to these contracts are not considered material for adjustment.

(6)      FIXED ASSET INVESTMENTS

         Under U.K. GAAP, fixed asset investments are stated at cost less provision for permanent diminution in value. Under U.S. GAAP, fixed asset investments classified as available for sale are stated at market value and the unrealised gains/losses are accounted for in shareholders' equity. In the year to December 31, 1998 unrealised gains accounted for in shareholders' equity increased by L1,032,000 (1997 and 1996: Lnil).

(7)      CONSOLIDATED CASH FLOW STATEMENTS

         The consolidated cash flow statements prepared in accordance with FRS 1 (Revised) presents substantially the same information as that required under U.S. GAAP, however, there are certain differences from U.K. GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

         Under U.K. GAAP, cash flows are presented separately for trading activities, returns on investments and servicing of finance, taxation, capital expenditure, acquisitions and disposals, management of liquid resources and financing activities. Under U.S. GAAP, however, only three categories of cash flow activities are reported, being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance

SKYPHARMA PLC

29 SUMMARY OF MATERIAL DIFFERENCES BETWEEN U.K. AND U.S. GAAP (CONTINUED) would, with the exception of dividends paid, be included as operating activities under U.S. GAAP. Cashflows from capital expenditure, acquisitions and disposals would be combined as investing activities under U.S. GAAP.

         Under U.S. GAAP, cash and cash equivalents do not include overdrafts, but do include investments with remaining maturities of less than 3 months when acquired.

         Set out below, for illustrative purposes, is a summary consolidated statement of cash flows under U.S. GAAP.

                                                            YEAR TO         YEAR TO         YEAR TO
                                                            DECEMBER        DECEMBER        DECEMBER
                                                            31, 1996        31, 1997        31, 1998
                                                             L'000           L'000           L'000
                                                            --------        --------        --------
Net cash used in operating activities ..............        (14,362)        (14,653)        (9,460)
Net cash used in investing activities ..............       (117,381)           (957)        (5,321)
Net cash provided by financing activities ..........        146,487           6,401         39,450
                                                           --------        --------       --------
Net (decrease)/increase in cash and cash equivalents         14,744          (9,209)        24,669
Cash and cash equivalents at beginning of year .....             --          15,310          6,371
Exchange adjustments ...............................            566             270           (115)
                                                           --------        --------       --------
Cash and cash equivalents at end of year ...........         15,310           6,371         30,925
                                                           --------        --------       --------
                                                           --------        --------       --------


(8)      STOCK COMPENSATION PLANS

         The Company has adopted Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS 123). In accordance with the provisions of FAS 123, the Company has elected to continue to apply the recognition principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. For awards under the Company's option plans the exercise price of the option equals the market price of the shares on the date of grant and the number of options granted is known (fixed plan), no compensation expense is recognised. For awards under the Company's option plans which are variable plans an estimate of compensation expense is made when it is probable that the relevant performance targets will be achieved. Compensation cost under these plans is measured based on the market value of the shares at the date the number of options to ultimately be awarded is known less the exercise price of the option. Periodic charges to expense are made for the difference between the market price and the exercise price when it is probable that the performance criteria will be met. Based on the Company's share price performance since the respective grant dates in relation to the underlying performance conditions, it is not yet probable that the performance conditions will be met. As a result, no compensation expense has been recognised under APB 25 in 1996, 1997 or 1998. Had the Company elected to recognise compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by FAS 123, the Company's U.S. GAAP net income and earnings per share would have been reduced in the year to December 31, 1998 by L1,119,198 and 0.3p per share (1997: L1,210,786 and 0.3p per share; 1996: L512,084 and 0.2p per share).

         These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortised to expense over the vesting period, and additional options may be granted in future years. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the year ended December 31, 1998: dividend yield 0.0% (1997 and 1996: 0.0%); expected volatility 57.6% (1997: 40.2%, 1996: 30.5%); risk-free interest rate 6.5% to 6.75% (1997: 7.9%, 1996: 7.5%); and expected option term 7 years (1997 and 1998: 7 years). The weighted average fair value of options granted during the year ended December 31, 1998 for which the exercise price equals the market price

SKYPHARMA PLC

29 SUMMARY OF MATERIAL DIFFERENCES BETWEEN U.K. AND U.S. GAAP (CONTINUED) on the grant date was 36.3p (1997: 37.8p, 1996: 40.5p). No options were granted for which the exercise price was below or exceeded the market price.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(9)      EARNINGS PER SHARE

         Diluted "earnings per share" (EPS) is not presented since the group reported a net loss under U.S. GAAP and the common equivalent shares from warrants, stock options and contingent issuance of shares would have an antidilutive effect on earnings per share. There is no difference between the net loss for computing basic and diluted loss per share. The effect of securities that could potentially dilute basic EPS in future are set out below:

                                                                                YEAR TO           YEAR TO           YEAR TO
                                                                              DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                                                 1996              1997              1998
                                                                                NUMBER            NUMBER            NUMBER
                                                                              ------------      ------------      ------------
Stock outstanding in terms of basic earnings per share .................       269,111,000       350,963,000       384,871,000
`A' Warrants outstanding ...............................................         2,437,670         2,437,670                --
`B' Warrants outstanding ...............................................         5,898,982         5,888,584         5,877,112
`C' Warrants outstanding ...............................................                --                --         1,800,000
Employee stock options outstanding .....................................        10,529,836        11,622,531        15,341,644
Convertible debentures .................................................                --                --         3,230,269
                                                                               -----------       -----------       -----------
Stock outstanding in terms of diluted EPS ..............................       287,977,488       370,911,785       411,120,025
Contingent shares relating to Krypton consideration (see note 21; Shares
and Warrants to be issued) .............................................        27,500,000        27,500,000         7,500,000
Contingent warrants relating to Krypton consideration (see note 21;
Shares and Warrants to be issued) ......................................         2,750,000         2,750,000           750,000
                                                                               -----------       -----------       -----------
                                                                               318,227,488       401,161,785       419,370,025
                                                                               -----------       -----------       -----------
                                                                               -----------       -----------       -----------

         Stock outstanding in terms of basic earnings per share during the year ended December 31, 1996 have been adjusted for the effects of the rights issue in January 1996 and the share conversion and consolidation in May 1996.

         Contingent shares and warrants to be issued relating to Krypton have been set out above. Whilst these are potentially dilutive, they would not be used for calculating diluted EPS under U.S. GAAP as the amount is not determinable beyond reasonable doubt.

         In March 1998, the Company issued convertible unsecured debentures (the "Debentures") and `C' Warrants. The aggregate number shares which may be issued under the terms of the Warrants and Debentures shall not exceed 30,000,000. The debentures issued had an aggregate principal amount of U.S.$18,576,359 due February 2001 with the option to convert at any time prior to that. During the first six months, conversion may only take place at a price of 90 pence per share. Thereafter, the subscription price depends on the share price during the 20 day period prior to subscription subject to a maximum of 90 pence per share. The Warrants can be converted to share at an exercise price of 120 pence per ordinary share at any time up to 3 years from issue.

SKYPHARMA PLC

29 SUMMARY OF MATERIAL DIFFERENCES BETWEEN U.K. AND U.S. GAAP (CONTINUED)
         In March 1999, 28 million ordinary shares were issued on the acquisition of DepoTech Corporation. In April 1999 a further 16 million ordinary shares were issued to the former shareholders of DepoTech as deferred consideration following the approval for sale of DepoCyt in the US on April 1, 1999. A further 12 million ordinary shares may be issued subject to certain milestones being achieved before March 31, 1999, note 27; Post Balance Sheet Events.

(10)     IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

         The US Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires extensive fair value disclosure, for financial instruments. The Company has not yet evaluated the likely impact on the level of disclosure provided. SFAS No. 133 is effective for the Company's 2001 financial year.

RECONCILIATION TO U.S. ACCOUNTING PRINCIPLES

         The tables below summarise the material adjustments to the loss for the period and equity shareholders' funds which would be required if U.S. GAAP (Generally Accepted Accounting Principles) had been applied instead of U.K. GAAP.

LOSS                                                                         YEAR TO      YEAR TO      YEAR TO
                                                                           DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                                                              1996         1997         1998
                                                                   NOTE 29    L'000        L'000        L'000
                                                                   -------  ---------   -----------  ------------
Loss under U.K. GAAP......................................                     (14,158)     (17,781)     (22,096)
US GAAP adjustments:
Purchase accounting and goodwill
 Depreciation of tangible fixed assets (Novalis) .........            (1b)          --          818          801
 Amortisation of intangible assets (Jago) ................            (1a)      (4,249)      (6,374)      (6,374)
 Acquired in-process research and development
  Jago ...................................................            (1c)     (10,336)           --           --
  Krypton - as measured under U.K. GAAP ..................            (1c)     (14,915)           --           --
   - adjustment to consideration for market price ........            (1d)     (11,942)           --           --
 Interest on deferred consideration (Jago) ...............            (1e)        3,554        5,488        5,880
Foreign currency balances ................................             (5)           --        (809)           --
                                                                              ---------    ---------    ---------
Approximate net loss under U.S. GAAP .....................                     (52,046)     (18,658)     (21,789)
                                                                              ---------    ---------    ---------
                                                                              ---------    ---------    ---------
Represented by:
Loss from continuing operations before tax on income .....                     (52,024)     (18,592)     (21,704)
Taxes on income ..........................................                           72         (66)         (85)
                                                                              ---------    ---------    ---------
Loss from continuing operations after tax ................                     (51,952)     (18,658)     (21,789)
Loss from discontinued operations (net of taxes) .........                         (94)           --           --
                                                                              ---------    ---------    ---------
Approximate net loss under U.S. GAAP .....................                     (52,046)     (18,658)     (21,789)
                                                                              ---------    ---------    ---------
                                                                              ---------    ---------    ---------
Approximate net loss per ordinary share
per U.S.  GAAP (pence) ...................................             (9)      (19.3)p       (5.3)p       (5.7)p
                                                                              ---------    ---------    ---------
                                                                              ---------    ---------    ---------

SKYPHARMA PLC

29 SUMMARY OF MATERIAL DIFFERENCES BETWEEN U.K. AND U.S. GAAP (CONTINUED)

STATEMENT OF COMPREHENSIVE INCOME                                            YEAR TO      YEAR TO      YEAR TO
                                                                           DECEMBER 31, DECEMBER 31, DECEMBER 31,
                                                                               1996         1997         1998
                                                                              L'000        L'000        L'000
                                                                             --------    ---------    ----------
Approximate net loss under U.S. GAAP ................................          (52,046)     (18,658)     (21,789)
Foreign currency translation adjustments ............................           (6,058)          722        (137)
Unrealised gains on equity investments ..............................                --           --        1,032
                                                                              ---------    ---------    ---------
Comprehensive income ................................................          (58,104)     (17,936)     (20,894)
                                                                              ---------    ---------    ---------
                                                                              ---------    ---------    ---------

EQUITY SHAREHOLDERS' FUNDS                                                                DECEMBER 31,   DECEMBER 31,
                                                                                             1997            1998
                                                                               NOTE 29      L'000           L'000
                                                                              --------    ----------      ----------
Equity shareholders' funds under U.K. GAAP...........................                       (46,110)        6,235
U.S. GAAP adjustments:
Purchase accounting and goodwill
 Tangible fixed assets - gross (Novalis).............................              (1b)     (11,522)     (12,271)
 Tangible fixed assets - accumulated depreciation (Novalis)..........              (1b)          791        1,686
 Intangible fixed assets - gross (Jago)..............................              (1a)      127,483      127,483
 Intangible fixed assets - accumulated amortisation (Jago)...........              (1a)     (10,623)     (16,997)
 Deferred consideration (Jago).......................................              (1e)       69,828       39,500
 Deferred consideration charged to goodwill reserve (Krypton)........              (1e)       15,744        6,281
 Shares and warrants to be issued (Krypton)..........................              (1e)     (15,744)      (6,281)
 Share market price and warrant reserve (Krypton)....................              (1d)       11,942       11,942
 Acquired in-process research and development (Krypton)..............              (1d)     (11,942)     (11,942)
Unrealised gains on equity investments...............................              (6)           --        1,032
                                                                                           ---------     ---------
Approximate equity shareholders' funds under U.S. GAAP...............                       129,847      146,668
                                                                                           ---------     ---------
                                                                                           ---------     ---------

JAGO GROUP

REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF JAGO HOLDING AG

         We have examined the accompanying Consolidated Financial Statements of Jago Holding AG ("Jago") and its subsidiaries contained on pages F-59 to F-77 of the Annual Report for the four months ended April 30, 1996, which are expressed in Pounds sterling except where specifically identified. These financial statements are the responsibility of Jago's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         Our examinations of these statements were made in accordance with auditing standards generally accepted in the United Kingdom and the United States and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Jago Holding AG and its subsidiaries for the four month period ended April 30, 1996 in conformity with accounting principles generally accepted in the United Kingdom consistently applied.

         Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net loss expressed in Pounds sterling for the four months ended April 30, 1996 to the extent summarised in Note 15 to the consolidated financial statements.

REVISUISSE PRICE WATERHOUSE AG

Ralph R Reinertsen                                       Alexia Senkowski

Basel, Switzerland
April 28, 1997

JAGO GROUP
CONSOLIDATED INCOME STATEMENT

                                                                                                           4 MONTHS
                                                                                                            ENDED
                                                                                                           APRIL 30,
                                                                                                             1996
                                                                                            NOTES           L'000
                                                                                          --------         --------
Turnover-continuing operations................................................              3               4,751
Cost of sales.................................................................                             (2,393)
                                                                                                         --------
GROSS PROFIT..................................................................                              2,358
Selling, marketing and distribution expenses..................................                               (299)
Administration expenses.......................................................                             (1,407)
Research and development expenses.............................................                               (132)
Other operating income........................................................               4                179
Other operating expenses......................................................               5               (115)
Share in loss in Joint Venture................................................                               (566)
                                                                                                         --------
OPERATING PROFIT..............................................................               6                 18
Net interest..................................................................               9                (95)
                                                                                                         --------
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION...................................                                (77)
Taxation......................................................................               10              (154)
                                                                                                         --------
LOSS FOR THE PERIOD...........................................................                               (231)
                                                                                                         --------
                                                                                                         --------

         The Group prepares its Consolidated Financial Statements in accordance with accounting principles generally accepted in the U.K. ("U.K. GAAP"). A reconciliation to accounting principles generally accepted in the United States of America ("U.S. GAAP") for the four month period ended April 30, 1996 is set forth in Note 15 of the Notes to the Consolidated Financial Statements.

         See Notes to the Consolidated Financial Statements.

JAGO GROUP
CONSOLIDATED CASHFLOW STATEMENT


                                                                                                           4 MONTHS
                                                                                                            ENDED
                                                                                                           APRIL 30,
                                                                                                             1996
                                                                                            NOTES           L'000
                                                                                          --------         --------
NET CASH PROVIDED BY OPERATING ACTIVITIES............................................       (b)             2,481
RETURN ON INVESTMENTS AND SERVICING OF FINANCE
Interest received....................................................................                           3
Interest paid........................................................................                        (76)
Interest paid on finance leases......................................................                        (18)
                                                                                                         --------
NET CASH INFLOW BEFORE INVESTING ACTIVITIES AND FINANCING............................                       2,390

TAXATION
Corporation tax paid.................................................................                          --

INVESTING ACTIVITIES
Purchase of tangible fixed assets....................................................                        (56)
Purchase of intangible fixed assets..................................................                         (8)
Investments in new business activities net of cash acquired..........................                         (7)
                                                                                                         --------
NET CASH OUTFLOW FROM INVESTING ACTIVITIES...........................................                        (71)
                                                                                                         --------
NET CASH INFLOW BEFORE FINANCING.....................................................                       2,319
FINANCING
Capital element of finance leases payments...........................................                       (131)
                                                                                                         --------
NET CASH OUTFLOW FROM FINANCING......................................................       (c)             (131)
                                                                                                         --------
Net effect of currency translation on cash...........................................                        (23)
                                                                                                         --------
INCREASE IN CASH AND CASH EQUIVALENTS................................................       (a)             2,165
                                                                                                         --------
                                                                                                         --------

See Notes to the Consolidated Financial Statements.

JAGO GROUP
NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a)      ANALYSIS OF CHANGES IN CASH AND CASH EQUIVALENTS

                                            CASH AT
                                         BANK AND IN      BANK
                                            HAND       OVERDRAFTS     TOTAL
                                            L'000         L'000       L'000
                                         -----------   -----------   --------
Balance at January 1, 1996 .........            22        (3,590)      (3,568)
Change in 1996 .....................           871         1,294        2,165
                                            ------        ------       ------
Balance at April 30, 1996 ..........           893        (2,296)      (1,403)
                                            ------        ------       ------
                                            ------        ------       ------

(b) RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

                                                                          4 MONTHS
                                                                           ENDED
                                                                         APRIL 30,
                                                                            1996
                                                                           L'000
                                                                          --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income from operating activities ...............................         18
Adjustments for:
Depreciation and amortisation ......................................        355
Non-cash royalty income third party ................................       (247)
Vesting of shares in Genta Incorporated ............................       (179)
Provision for loss on investment (note 5) ..........................        115
Net loss in Joint Venture ..........................................        566
Other non-cash movements ...........................................        285
                                                                         ------
CASH FLOWS FROM OPERATING ACTIVITIES BEFORE WORKING CAPITAL CHANGES         913
Increase in stocks .................................................        (75)
Decrease in accounts receivable and prepayments ....................        404
Increase in accounts payable and other current liabilities .........      1,239
                                                                         ------
NET CASH PROVIDED BY OPERATING ACTIVITIES ..........................      2,481
                                                                         ------
                                                                         ------

(c)      ANALYSIS OF CHANGES IN FINANCING DURING THE PERIOD

                                                            SHARE         FINANCE
                                                           CAPITAL        LEASES
                                                            L'000         L'000
                                                           --------      --------
Balance at January 1, 1996 ........................         1,760           680
New finance lease obligations .....................            --            22
Repayment of principal on finance leases ..........            --          (131)
                                                            -----         -----
Balance at April 30, 1996 .........................         1,760           571
                                                            -----         -----
                                                            -----         -----

JAGO GROUP
STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

                                                                        4 MONTHS
                                                                         ENDED
                                                                        APRIL 30,
                                                                          1996
                                                                         L'000
                                                                        --------
Loss attributable to shareholders ...............................          (231)
Net currency translation effect .................................          (254)
                                                                           ----
TOTAL RECOGNISED GAINS AND LOSSES FOR THE PERIOD ................          (485)
                                                                           ----
                                                                           ----


RECONCILIATION OF MOVEMENT IN SHAREHOLDER'S FUNDS

                                                                        4 MONTHS
                                                                         ENDED
                                                                        APRIL 30,
                                                                          1996
                                                                          L'000
                                                                        --------
Shareholder's funds at the beginning of the period .............         (5,047)
Total recognised gains and losses for the period ...............           (485)
                                                                         ------
SHAREHOLDER'S FUNDS AT THE END OF THE PERIOD ...................         (5,532)
                                                                           ----
                                                                           ----


JAGO GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 ACCOUNTING POLICIES

         The financial statements have been prepared under the historical cost convention and in accordance with accounting standards currently applicable in the United Kingdom. The principal accounting policies, which have been applied consistently, are set out below.

 CONSOLIDATION

         The financial information includes the consolidated financial statements of Jago Holding AG and its subsidiary undertakings (the "Group").

         Subsidiary undertakings, being those companies in which the Group is able to exercise control over the operations (generally when the Group directly, or indirectly, has an interest of more than one half of the voting rights), have been fully consolidated. Separate disclosure is made of minority interests.

         Inter-company balances, transactions and unrealised profits between companies of the Group have been eliminated.

         The company has a 50% ownership in a corporate joint venture company which is accounted for under the equity method.

         The Group is an emerging pharmaceutical company and is financially dependent on the sole shareholder, Dr J Gonella. The directors have a reasonable expectation that the Group has, or can reasonably expect to obtain, adequate cash resources to continue in operational existence. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

 ACCOUNTING ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 REPORTING CURRENCY

         The reporting currency of the Group for these consolidated financial statements is the English Pound Sterling. The financial information of Group companies subsidiaries and joint venture entities are included in the Group's consolidated financial statements using the currency of the primary economic environment in which they operate, being primarily the Swiss franc. Assets and liabilities are translated into the reporting currency at the exchange rate at the balance sheet date; all revenues, expenses, gains and losses are translated using the average of the exchange rates during the respective periods and all translation effects of exchange rates are included as a cumulative translation adjustment in shareholder's equity.

 FOREIGN CURRENCY TRANSACTIONS

         Transactions denominated in currencies other than the currency of the primary economic environment are recorded in the books of the Group companies at the exchange rate ruling at the date of the transaction. Exchange gains and losses are included in the statement of operations. Balances denominated in foreign currencies at the reporting period end are translated at period end rates prevailing at that date.

 REVENUE RECOGNITION

         Turnover comprises contract development and royalty income. Contract development income represents amounts invoiced to customers for services rendered under development contracts or for

JAGO GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1 ACCOUNTING POLICIES (CONTINUED)


milestone payments in accordance with the contract terms. Advance royalties received are treated as deferred income until earned, when they are recognised as income.

 RESEARCH AND DEVELOPMENT COSTS

         Research costs are charged as an expense in the period in which they are incurred. Development costs are also recognised as an expense in the period in which they are incurred, unless all of the criteria are met for asset recognition. The major asset recognition criteria include: the ability to clearly define the product or process, its technical feasibility can be demonstrated and a market for it exists. Development costs recognised as an asset do not exceed the probable net amount to be recovered in marketing the product or process and they are amortised over the estimated economic life thereof, not to exceed five years.

 TANGIBLE FIXED ASSETS

         Tangible fixed assets are carried at cost less accumulated depreciation. Provision for depreciation is made on a straight-line basis at rates calculated to reduce the cost of the assets to their estimated residual values over their expected useful lives. Depreciation rates for financial accounting purposes are:

Land                                          Not depreciated
Buildings                                     2% - 5%
Laboratory equipment & machines               10% - 331/3%
Office & other equipment                      121/2% - 331/3%
Vehicles                                      20%

INTELLECTUAL PROPERTY

         Intellectual property comprises acquired patents, trade marks and know-how and Other Similarly Identified Rights. These are Recorded At Their acquisition cost and are amortised over the lower of the legal or estimated economic lives, not to exceed five years. Costs associated with internally developed intellectual property are generally treated as research and development costs.

 FIXED ASSET INVESTMENTS

         Fixed asset investments of non-registered securities are shown at cost, being fair value at date of vesting, adjusted for changes in market value below original fair value.

 STOCKS AND WORK-IN-PROGRESS

         Stocks include bought-in supplies and are stated at the lower of cost (calculated using the first-in, first-out basis) and net realisable value.

 LEASES AND HIRED ASSETS

         Leases of laboratory equipment & machines and office & other equipment where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. The corresponding rental obligations, net of finance charges, are included in creditors. The interest element of the finance charge is charged to the income statement over the lease period. Payments made under operating leases are charged to the income statement in equal instalments, over the period of the lease.

 DEFERRED TAXATION

         Deferred taxation is provided on timing differences using the liability method where it is probable that tax liabilities or assets will crystallise within the foreseeable future.

JAGO GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1 ACCOUNTING POLICIES (CONTINUED)

 PENSION COSTS

         The Group operates a defined contribution plan, the assets of which are held in a separate trustee administered fund. The Group's contributions to the defined contribution pension plan are charged to the income statement in the year to which they relate.

2        ORGANISATION AND BUSINESS

         The Group, with operating headquarters in Muttenz, canton Basle-Land, is involved in contract research and development work for the pharmaceutical industry, with principal customers in Europe and the United States of America. The Group's main area of activity is the development of products using specialised drug delivery systems in the oral, inhalation and topical fields.

         The following table summarises the significant subsidiaries and joint venture companies of the Group together with the percentage holding of the Group at April 30, 1996:

                                                                         APRIL 30,
                                                                           1996
                                                                          --------
Subsidiaries:
Switzerland:
Jago Pharma AG, Muttenz ...............................................     100%
Jago Research AG, Hergiswil ...........................................     100%
Jagotec AG, Hergiswil .................................................     100%

Channel Islands:
Jago Finance Ltd, Jersey ..............................................     100%

France:
Laboratoires Jago S.A .................................................     100%

Joint venture companies:
Netherlands:
Genta Jago Technologies B.V., Amsterdam ...............................      50%

3        SEGMENTAL ANALYSIS

         The Group has one class of business which relates to contract research and development work for the pharmaceutical industry. An analysis of turnover, cost of sales and operating profit by geographical segment is set out below.

a)       TURNOVER

                                                                          4 MONTHS
                                                                        ENDED APRIL
                                                                          30, 1996
                                                                           L'000
                                                                         --------
By class of business:
Pharmaceuticals
Contract development, including milestone payments:
--receivable from third parties ..................................         1,186
--receivable from the Joint Venture ..............................         1,701
--receivable from Krypton Limited ................................         1,056
--receivable from Laboratoires Jago S.A ..........................           314
                                                                           -----
                                                                           4,257
Royalties receivable .............................................           494
                                                                           -----
                                                                           4,751
                                                                           -----
                                                                           -----

         All royalties receivable relate to one customer.

JAGO GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3 SEGMENTAL ANALYSIS (CONTINUED)

                                                                         4 MONTHS
                                                                          ENDED
                                                                        APRIL  30,
                                                                           1996
                                                                          L'000
                                                                         --------
By location of customer:
U.K .......................................................                  238
Continental Europe ........................................                3,710
U.S.A .....................................................                  803
                                                                           -----
                                                                           4,751
                                                                           -----
                                                                           -----
By location of subsidiary:
U.K .......................................................                   --
Continental Europe ........................................                4,751
U.S.A .....................................................                   --
                                                                           -----
                                                                           4,751
                                                                           -----
                                                                           -----

b) COST OF SALES

                                                                         4 MONTHS
                                                                          ENDED
                                                                        APRIL 30,
                                                                          1996
                                                                          L'000
                                                                         --------
Pharmaceuticals:
Contract development ...................................                 (2,120)
Royalties payable ......................................                   (273)
                                                                         ------
                                                                         (2,393)
                                                                         ------
                                                                         ------

c) OPERATING PROFIT

                                                                         4 MONTHS
                                                                         ENDED
                                                                         APRIL 30,
                                                                          1996
                                                                          L'000
                                                                         --------
By location of subsidiary:
U.K ................................................................          --
Continental Europe .................................................          18
U.S.A ..............................................................          --
                                                                              --
                                                                              18
                                                                              ==











4 OTHER OPERATING INCOME

                                                                          4 MONTHS
                                                                           ENDED
                                                                          APRIL 30,
                                                                            1996
                                                                           L'000
                                                                          --------
Shares in Genta Incorporated (Note 11) .................................     179
                                                                             ===


JAGO GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5 OTHER OPERATING EXPENSES

                                                                           4 MONTHS
                                                                          ENDED APRIL
                                                                           30, 1996
                                                                            L'000
                                                                            ---------
Provision for loss on investment (see Note 11) .........................      115
                                                                              ===

6 OPERATING PROFIT

                                                                         4 MONTHS
                                                                        ENDED APRIL
                                                                          30, 1996
                                                                           L'000
                                                                         --------
Operating profit is stated after charging the following:
Director's remuneration ................................................      81
Auditor's remuneration
--audit ................................................................      22
--non-audit services ...................................................      --
Depreciation of tangible fixed assets
--owned assets .........................................................     209
--assets held under finance leases .....................................      75
Amortisation of intangible fixed assets ................................      71
Operating lease rentals
--land & buildings: payable to Director and shareholder ................     187
--land & buildings: payable to third parties ...........................      54
Loss on sale of fixed assets ...........................................       1

7 EMPLOYEES

                                                                          4 MONTHS
                                                                         ENDED APRIL
                                                                          30, 1996
                                                                           L'000
                                                                          --------
Employment cost:
Wages and salaries .......................................                 1,676
Social security costs ....................................                   112
Other pension costs ......................................                   141
Other benefits ...........................................                    67
                                                                           -----
                                                                           1,996
                                                                           =====

                                                                          4 MONTHS
                                                                        ENDED APRIL
                                                                          30, 1996
                                                                           NUMBER
                                                                          --------
Average number of persons employed by the Group:
Pharmaceuticals ........................................................     104
                                                                             ===

JAGO GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8 DIRECTOR'S EMOLUMENTS

         The chairman and director, who is the sole shareholder of Jago Holding AG, was remunerated as follows:

                                                                          4 MONTHS
                                                                         ENDED APRIL
                                                                          30, 1996
                                                                            L'000
                                                                          --------
Emoluments ..............................................................     75
Pension contributions ...................................................      6
                                                                              --
                                                                              81
                                                                              ==

9        NET INTEREST PAYABLE

                                                                           4 MONTHS
                                                                         ENDED APRIL
                                                                          30, 1996
                                                                            L'000
                                                                          --------
Interest on loans and bank overdrafts repayable within 5 years ........     (76)
Finance lease interest ................................................     (18)
Interest payable on loan to Director and shareholder ..................      (4)
Other interest receivable .............................................       3
                                                                            ---
                                                                            (95)
                                                                            ===

10       TAXATION

         Losses from ordinary activities before taxes, as shown in the consolidated statements of income, is analysed over its component parts as follows:

                                                                          4 MONTHS
                                                                         ENDED APRIL
                                                                          30, 1996
                                                                           L'000
                                                                         -----------
Switzerland ...........................................................      (24)
Other countries .......................................................      (53)
                                                                             ---
                                                                             (77)
                                                                             ===

                                                                          4 months
                                                                         ended April
                                                                          30, 1996
                                                                           L'000
                                                                          --------
Taxation charge based on results for the period:
Swiss corporation tax at 25.5% (1995; 25.5%) ....................          (154)
                                                                           ----
                                                                           (154)
                                                                           ====
Comprising:
Current tax .....................................................          (154)
                                                                           ----
                                                                           (154)
                                                                           ====


JAGO GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10       TAXATION (CONTINUED)

         The above charges reconcile with the applicable Swiss statutory corporation tax rates as follows:

                                                                          4 MONTHS
                                                                         ENDED APRIL
                                                                          30, 1996
                                                                               %
                                                                          --------
Statutory Swiss Corporation tax rate ............................            25.5
Effect of income tax in entities without group relief ...........          (200.0)
Tax losses not recognised as deferred tax assets ................           (25.5)
                                                                          --------
Effective tax rate ..............................................          (200.0)
                                                                          --------
                                                                          --------

         At April 30, 1996 the Group's subsidiaries in Switzerland had unexpired Swiss canton and federal net operating losses to carry forward totalling approximately L1.4 million and L1.6 million respectively. These tax losses carried forward, which are valid for between four and seven years for cantonal tax purposes and seven years for federal tax purposes, shall begin to expire as from 1997 unless previously utilised.

11 JOINT VENTURES AND INVESTMENTS

         Balances comprised the following:

                                                                        APRIL 30,
                                                                           1996
                                                                          L'000
                                                                        --------
Share of net capital deficiency of Genta Jago Technologies B.V ....      (5,207)
                                                                         ------
Investment in shares of joint venture partner acquisition value ...       4,120
Provision .........................................................      (2,610)
                                                                         ------
Investments, net ..................................................       1,510
                                                                         ------
                                                                         ------

 JOINT VENTURE COMPANIES

         In December 1992, the Jago Group, through Jagotec AG, entered into a series of agreements (the "Genta agreements") with Genta Incorporated, a U.S. company based in San Diego, California ("Genta"). The Genta agreements formed Genta Jago Technologies B.V., a 50%/50% joint venture (the "Joint Venture"). The Joint Venture was established primarily to develop and commercialise, on a world-wide basis, products in certain major therapeutic areas. Under the Genta agreements, Jagotec AG granted the Joint Venture an exclusive licence to its Geomatrix oral controlled-release technology for the development and commercialisation of specified products. Genta granted the Joint Venture an exclusive licence to its own technology for the development and commercialisation of further products. The Joint Venture is managed under the direction of a Board of Managing Directors consisting of two members appointed from each of Genta and Jagotec AG and one outside member. All research and development activities of the Joint Venture are performed by Jago (see Note 3). Genta and the Joint Venture agreed to enter into a working capital agreement which required Genta to make loans to the Joint Venture up to a mutually agreed upon maximum principal amount.

         In January 1993, the Joint Venture entered into a collaboration agreement ("the Gensia agreement") with Gensia Pharmaceuticals, Inc. ("Gensia") for the development and commercialisation of several oral controlled-release pharmaceutical products for treatment of cardiovascular disease. Under the Gensia agreement, Gensia funds formulations and pre-clinical development conducted by the Joint Venture and is responsible for clinical development, regulatory submissions and marketing. Effective October 1996, this collaboration agreement was discontinued and the SkyePharma Group assumed all the rights, benefits and obligations of Gensia under the agreement.

JAGO GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11 JOINT VENTURE AND INVESTMENTS (CONTINUED)

         The Joint Venture receives milestone payments triggered upon regulatory submissions and approvals, and will share in profits on the sale of such products. Terms of the Gensia agreement provide Gensia exclusive rights to market and distribute the products in North America, Europe and certain other countries. In addition, Gensia was granted a right of first refusal for certain other cardivascular products incorporating the Joint Venture's Geomatrix technology in the future.

         In March 1996, the Joint Venture entered into a collaborative licensing and development agreement with Apothecon, Inc. ("Apothecon"), the multisource subsidiary of Bristol-Myers Squibb. Under the terms of the agreement, Apothecon will provide funding to the Joint Venture up to a specified maximum amount for the formulation, development and clinical testing of a Geomatrix controlled-release formulation of QD-CR ketoprofen (Oruvail7), subject to certain early termination rights. The agreement also provides for the Joint Venture to receive potential milestone payments and royalties on product sales. Terms of the agreement provide Apothecon exclusive rights to market and distribute the products on a worldwide basis.

         The following is a summary of the financial information of the Joint
Venture:

                                                                         APRIL 30,
                                                                           1996
                                                                          L'000
                                                                        -------
Current assets ...........................................                1,645
Current liabilities ......................................               (2,573)
Non current assets .......................................                    5
Long term liabilities ....................................               (9,491)
                                                                        -------
                                                                        (10,414)
                                                                        -------
                                                                        -------
Net contract and royalty income ..........................                1,462
Costs and expenses .......................................               (2,396)
Interest expense .........................................                 (198)
                                                                        -------
                                                                         (1,132)
                                                                        -------
                                                                        -------

         The long term liabilities of the Joint Venture represent a Term Note repayable to Genta in October 1998, or before then, if the Joint Venture has sufficient cash or cash equivalents available. In 1995, Genta agreed to exchange U.S.$4.4 million of the amount outstanding under this working capital loan in exchange for the return of previously granted product rights: see below. The Joint Venture recorded the loan credit and accrued interest as a gain on waiver of debt in exchange for return of license rights to Genta.

 OPTION AGREEMENT FOR SECOND JOINT VENTURE PROJECT

         During 1994 the Group extended an option to Genta to participate in a second joint venture (Technologies II) which would have exclusive rights to develop Geomatrix formulations of more than 150 additional branded pharmaceuticals currently marketed by other companies.

         To obtain this option, Genta paid U.S.$1.75 million in consideration to the Group which the Group recorded as other operating income upon receipt and when the consideration for granting the option was non-refundable. The Group has no future performance obligations regarding these fees. Genta also paid an additional U.S.$3.5 million to VECAP Venture Capital Partners AG ("VECAP"), a related party (see Note 13), to acquire certain rights previously transferred by the Group to VECAP.

         In May 1995, Genta decided not to exercise the option. However, it was agreed between the parties that certain of the additional products would be continued as part of the Joint Venture and the Joint Venture would be expanded (see additional agreements below), and in consideration the

JAGO GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11 JOINT VENTURE AND INVESTMENTS (CONTINUED)


Group received Genta's 50% share of Technologies II, valued at L267,000, which the Group recorded as other operating income (see Note 4), on the basis that the cash in the investment formed part of the consideration for transferring the additional products to the Joint Venture.

 ADDITIONAL AGREEMENTS

         In May 1995, Genta entered into an agreement with the Group and related entities to substantially expand the Joint Venture by adding the rights to develop and commercialise world-wide oral controlled-release formulations of additional products currently marketed by other companies. These products have lost, or will in the near-to-mid-term lose, patent protection or marketing exclusivity. With the additional products, the Joint Venture now has the rights to develop controlled release formulations of approximately 60 products using the Group's Geomatrix technology. Under the agreement, the Joint Venture also acquired certain manufacturing rights with respect to these products. Since this agreement was entered into, Krypton Ltd and Brightstone Pharma Inc., wholly owned subsidiaries of SkyePharma, the Group's parent, have obtained rights for the development of six of the significant products referred to from the Joint Venture.

         In connection with obtaining the additional product and manufacturing rights, Genta issued 1,240,000 unregistered shares of its common stock to the Group which were recorded as income when vested (see Investment in shares of Joint Venture Partner below). The Joint Venture must pay certain additional fees to the Group and VECAP. The Joint Venture also must pay manufacturing royalties to the Group. In addition, Genta is obligated to continue to provide loans to the Joint Venture for research and development and other business purposes. The parties are to agree on the total amount of such loans. The parties also elected to focus on the Joint Venture's development efforts on Geomatrix-based products. As a result, the Joint Venture returned to Genta the right to develop and commercialise six Anticode products licensed from Genta in December 1992. In connection with the return of the Anticode product rights, the working capital loan payable from the Joint Venture to Genta was credited with a principal reduction of approximately U.S.$4.4 million, which the Joint Venture recorded as a gain.

         The Joint Venture is dependent on future funding from Genta and certain other customers and is considered a development stage company. Genta has incurred significant operating losses since its inception and requires substantial additional sources of financing to fund its operations through 1997, conditions which raise substantial doubt about Genta's ability to continue as a going concern. In the event that funding sources prove to be unavailable or inadequate to Genta, Genta's ability to provide further funding to the Joint Venture could be significantly limited.

         Terms of the Genta agreements also grant Genta an option to purchase the Group's interest in the Joint Venture exercisable from December 1998 through 2000 with the purchase price based upon a specified formula.

         The Group has fully recognised its fifty-percent share of the net equity and net loss on operations in the Joint Venture. In the event of Genta exercising its purchase option or winding up the Joint Venture, the Group has no contractual obligation for funding its share of the net losses in excess of the value of equity investment received in exchange for granting the license.

         The Group's share in the Joint Venture activities was recorded as follows:

                                                                         APRIL 30,
                                                                           1996
                                                                          L'000
                                                                         --------
Value of equity investment received in exchange for granting license      1,456
Share in net losses brought forward ................................     (5,659)
Share in net losses of current year ................................       (566)
Translation differences ............................................       (438)
                                                                         ------
Equity in net capital deficiency of Joint Venture at period end ....     (5,207)
                                                                         ------
                                                                         ------

JAGO GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11 JOINT VENTURE AND INVESTMENTS (CONTINUED)

 INVESTMENT IN SHARES OF JOINT VENTURE PARTNER

         In 1992, the Group granted Genta a world-wide licence to its Geomatrix technology restricted to certain chemical compounds, for the use by Genta in its own development programmes, in exchange for 700,000 unregistered shares of Genta's common stock. The Group's investment in this common stock was subject to forfeiture in connection with the licence agreement, based upon a specific formula. The shares that would not be forfeited during the period under the terms of these agreements have been recorded as other operating income using the estimated value of the shares on the dates of vesting. The value of the vested unregistered shares is estimated with reference to the price of quoted shares in U.S. dollars, adjusted for the exchange rate.

         As described above, the Group received an additional 1,240,000 shares in Genta's unregistered common stock in connection with the expansion of the Joint Venture in 1995. These were subject to the forfeiture formula referred to above and based on the period December 17, 1992 to December 1996.

         On December 31, 1995, Jago Finance Ltd, a subsidiary of Jago Holdings AG acquired 380,561 unregistered shares of Genta from Dr J Gonella for no consideration. These were recorded as a capital contribution against equity based upon the fair value of the shares on the date contributed.

                                                                      APRIL 30,
                                                                       1996
                                                                        NUMBER
                                                                      --------
Shares issued to the Group .................................          2,320,561
Less: shares subject to forfeiture at period end ...........           (300,411)
                                                                     ----------
Shares not subject to forfeiture at period end .............          2,020,150
                                                                     ----------
                                                                     ----------

         At each balance sheet date the carrying value of the investment in the unregistered Genta shares not subject to forfeiture is reviewed against the changes in the estimated value of the shares by reference to the price quoted for registered shares in U.S. dollars as adjusted for the rate of exchange. The carrying value of the investment in the unregistered Genta shares is adjusted for such changes in value when the value falls below cost. During 1995, management revised their estimates of the fall in value of the shares to reflect substantial doubt about whether funding sources would be available and adequate for Genta to continue to fund its operations. An increase in the provision for loss on investment was made during the period (see Note 5). Subsequent to April 30, 1996 the quoted price for registered shares of Genta decreased from U.S.$2.06 to U.S.$0.26 per share on March 31, 1997. The U.S. dollar's rate of exchange into Pound Sterling changed from $1.56 to $1.62 over the same period. The effects of the changes have not been reflected in the consolidated financial statements.

12       PENSION AND SIMILAR OBLIGATIONS

         The Group makes defined contributions on behalf of all its employees based on their salaries to a separate pension company. The assets are held and administered separately from the Group's funds. Costs are detailed in Note 7.

13       RELATED PARTY TRANSACTIONS

         The Director and sole shareholder is Dr J Gonella. During the period he owned the laboratory research and office building located in Muttenz, which is the Group's main operating facility. The building was rented by the Group during the four months ended April 30, 1996 for CHF 332,000 (1995: CHF 1,020,000). Dr. J Gonella entered into an agreement in March 1996 to sell the property to Jago Pharma AG. This was a result of an option agreement between Dr. J. Gonella and SkyePharma, entered into during 1995. Details of this agreement are set out below.

JAGO GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13 RELATED PARTY TRANSACTIONS (CONTINUED)


         During 1994 and 1995, a loan was made to the Group by VECAP Venture Capital Partners AG ("VECAP"), the sole director of which, Dr T Rinderknecht, is also a director of several Jago Group companies. The Group has entered into various other transactions involving VECAP. Further details are provided in Note
11. In addition, the Joint Venture has agreed to pay VECAP US$1.5 million for the rights to manufacture certain products. The payment will only become due if and when manufacturing commences.

         During 1993, the Group acquired certain rights from VECAP for a cost of CHF 800,000. These costs were capitalised and amortised over a five year period commencing on the date of acquisition. In the year ending December 31, 1995 the rights were sold back to VECAP for a consideration of CHF 532,500 which was recorded as a debtor in the Group's books, with the net of the consideration and carrying value of the rights, amounting to CHF 20,000, recorded as a profit. The debtor balance was settled in full after April 30, 1996.

         On December 31, 1995, Dr. J. Gonella acquired Jago Biosystems SA, which was put into voluntary liquidation during 1996.

         Dr. J. Gonella owned 85% of Laboratoires Jago SA, France, which is not a member of the Group. The Group performs product development for which Laboratoires Jago SA receives a commission in return for marketing services.

         On February 26, 1996, the Company beneficially acquired all issued and outstanding shares in Laboratoires Jago SA (of which three shares are required to be held and registered in the name of the directors of Laboratoires Jago SA, i.e. one share per director) together with the assignment of a shareholder's loan in the amount of FRF 898,830 associated with such shares, for an aggregate consideration of FRF 1,300,000, based on net assets of Laboratoires Jago SA at that date.

         At April 30, 1996, the Group had a loan of U.S.$125,000 due from Permatec Laboratorios SA, an Argentinian company in which Dr. J. Gonella owns a controlling interest. Repayment of this loan occurred after the period end.

         Dr. J. Gonella has personal guarantees to the Company's bankers amounting to CHF 2.2 million.

 AGREEMENTS ARISING FROM AN OPTION AGREEMENT

         During 1995, Dr. J. Gonella entered into an Option Agreement with SkyePharma plc to grant an exclusive option for SkyePharma PLC to acquire the share capital of the Company and the Group. Arising from this Option Agreement the following agreements were entered into subsequently:

         1) Under the terms of a Stock Purchase Agreement entered into on March 18, 1996, SkyePharma PLC agreed to acquire the entire share capital of the Company.

         2) In March 1996, Jago Pharma AG, a subsidiary of the Company, entered into an agreement to acquire the Group's laboratory research and office property in Muttenz from Dr J Gonella for a consideration of CHF 12.4 million based on the estimated fair market value of the property based on reports by independent valuers. The transfer of ownership of the property was contingent upon the completion of the acquisition of the Company by SkyePharma PLC (see Note 14 Subsequent events).

         3) Dr. J. Gonella agreed to transfer certain unregistered shares of Genta Incorporated owned by himself to Jago Finance Ltd, a subsidiary of the Company and on December 31, 1995, Jago Finance Ltd acquired 380,561 of the unregistered shares at no consideration.

         4) As part of the acquisition of the Company by SkyePharma PLC, the Group's lines of credit with the bank as described were reviewed and renegotiated. Under the new arrangements the Group has been granted a mortgage facility totalling of CHF 10 million (L5.4 million) secured by a charge on the Muttenz property (see 2 above), a fixed credit line of CHF 1.5 million (L0.8 million) secured by a Guarantee from SkyePharma and a current account credit line of CHF 5 million (L2.7 million).

JAGO GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14 SUBSEQUENT EVENTS

         On April 30, 1996, Dr. J. Gonella owned the laboratory research and office building located in Muttenz. On May 3, 1996, Dr. J. Gonella sold Jago Holding AG and the Group to SkyePharma PLC and, as described in Note 13, the Muttenz property was transferred to the Group during May 1996 and Dr. J. Gonella was released from the mortgage and letters of indebtedness. This transaction was funded as described in Note 13.

         The effect of these transactions is as follows:

                                                                  PROPERTY
                                                   AS REPORTED    PURCHASE
                                                     APRIL 30,   AND CREDIT
                                                      1996       TRANSACTION   PRO-FORMA
                                                      L'000        L'000        L'000
                                                     -------      --------      -------
ASSETS
FIXED ASSETS
Intangible assets ..............................         325            --          325
Tangible assets ................................       3,706         6,732       10,438
Investments (note 11) ..........................       1,510            --        1,510
                                                     -------      --------      -------
                                                       5,541         6,732       12,273
CURRENT ASSETS
Stocks .........................................         530            --          530
Debtors ........................................       2,771            --        2,771
Cash at bank and in hand .......................         893            --          893
                                                     -------      --------      -------
                                                       4,194            --        4,194
CREDITORS: amounts falling due within one year .      (7,640)       (1,297)      (8,937)
                                                     -------      --------      -------
NET CURRENT LIABILITIES ........................      (3,446)       (1,297)      (4,743)
TOTAL ASSETS LESS CURRENT LIABILITIES ..........       2,095         5,435        7,530
CREDITORS: amounts falling due after one year ..      (2,420)       (5,435)      (7,855)
Share of net capital deficiency of joint venture      (5,207)           --       (5,207)
                                                     -------      --------      -------
NET LIABILITIES ................................      (5,532)           --       (5,532)
                                                     -------      --------      -------
                                                     -------      --------      -------

15       RECONCILIATION TO U.S. ACCOUNTING PRINCIPLES

         The Group prepares its financial statements in accordance with generally accepted accounting principles in the U.K. ("U.K. GAAP"). U.K. GAAP differs in certain respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"). The relevant differences relate principally to the following areas.

(1)      INTANGIBLE FIXED ASSETS

         U.K. GAAP requires intellectual property to be amortised over the lower of the legal or estimated useful lives not to exceed five years.

         Intangible fixed assets recognised under U.S. GAAP accounting requirements are depreciated over their estimated revenue earning life. For the purposes of U.S. GAAP, the estimated revenue earning life has been taken to be 20 years, being the estimated remaining life of the Geomatrix patents plus five years. The carrying value of intangible assets is reviewed annually for any permanent impairment in value, using projected earnings and the cash flow method.

JAGO GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15 RECONCILIATION TO U.S. ACCOUNTING PRINCIPLES (CONTINUED)

(2)      RESEARCH AND DEVELOPMENT EXPENDITURE

         Under U.K. GAAP development expenditure may be capitalised, provided that it can be separately related to commercially viable projects. Costs capitalised in this manner are then amortised by matching them to the projects' future revenue flows. U.S. GAAP requires development expenditure to be expensed in the period incurred.

(3)      DEFERRED TAX

         Under U.K. GAAP, deferred tax is recognised to the extent that it is probable that a tax liability will become payable or an asset will be recoverable in the foreseeable future. Under U.S. GAAP, full provision is required for deferred tax liabilities and deferred tax assets, including losses carried forward, and recognised subject to valuation allowances. Given the uncertainty of the recoverability of the Group's tax losses carried forward, no deferred tax asset is recognised under either U.K. or U.S. GAAP.

                                                                                   APRIL 30,
                                                                                     1996
                                                                                     L'000
                                                                                     ------
Deferred tax asset under U.K. GAAP
Tax effects of timing differences
-- Tax losses ..................................................................        767
-- Other timing differences deferred ...........................................        480
                                                                                     ------
Gross deferred tax assets in accordance with U.S. GAAP .........................      1,247
                                                                                     ------
                                                                                     ------

Deferred tax assets ............................................................      1,247
Valuation allowance ............................................................     (1,247)
                                                                                     ------
                                                                                     ------
Net deferred tax assets in accordance with U.S. GAAP ...........................         --
                                                                                     ------
                                                                                     ------

         For U.S. GAAP purposes such gains would be recorded as an extraordinary item in the consolidated income statement.

(4) FINANCIAL INSTRUMENTS

 CONCENTRATIONS OF CREDIT RISK

         Financial instruments that potentially subject the Group to concentration of credit risk consist primarily of receivables determined in a currency other than Pounds sterling and investments in shares of Genta Inc.

 DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts of cash, debtors, creditors and accrued expenses approximate fair value because of the short maturity of these items.

                                                              Carrying    Fair value
                                                             value April   April 30,
                                                               30, 1996      1996
                                                                L'000        L'000
                                                               --------    --------
Cash at bank and in hand .................................         893          893
Debtors ..................................................       2,771        2,771
Creditors and accrued expenses falling due within one year     (10,060)     (10,060)
and after one year........................................
                                                               -------      -------
                                                                (6,396)      (6,396)
                                                               -------      -------
                                                               -------      -------

JAGO GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15 RECONCILIATION TO U.S. ACCOUNTING PRINCIPLES (CONTINUED)

(5)      CONSOLIDATED CASH FLOW STATEMENTS

         The consolidated cash flow statement prepared under U.K. GAAP in accordance with FRS 1 presents substantially the same information as that required under U.S. GAAP, however, there are certain differences from U.K. GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

         Under U.K. GAAP, cash flows are presented separately for trading activities, returns on investments and servicing of finance, taxation, investing activities and financing activities. Under U.S. GAAP, however, only three categories of cash flow activities are reported, being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance, with the exception of dividends paid, would be included as operating activities under U.S. GAAP.

         Under U.S. GAAP, cash and cash equivalents do not include bank loans and overdrafts repayable within three months from the date of the advance as is the case under U.K. GAAP. Under FAS95 all short-term borrowings and bank overdrafts are included in financing activities.

         Set out below, for illustrative purposes, is a summary consolidated statement of cash flows under U.S. GAAP.

                                                                        4 MONTHS
                                                                          ENDED
                                                                        APRIL 30,
                                                                          1996
                                                                          L'000
                                                                        --------
Net cash provided by operating activities ......................          2,390
Net cash used in investing activities ..........................            (71)
Net cash used in financing activities ..........................         (1,425)
Translation difference .........................................            (23)
                                                                         ------
Net increase in cash and cash equivalents ......................            871
Cash and cash equivalents at beginning of the period ...........             22
                                                                         ------
Cash and cash equivalents at end of the period .................            893
                                                                         ======

(6)      SIGNIFICANT RESEARCH AND DEVELOPMENT ARRANGEMENTS

         The Group conducts R&D activities under a number of collaboration arrangements with pharmaceutical companies to develop products utilising its Geomatrix technology. These activities are conducted under varying fixed price or cost plus arrangements which are designed to permit the Group to recover its development costs. The Group does not have any actual or contingent obligation to deliver successful results under any of these arrangements, and amounts earned under these contracts are not refundable, even if the research effort is unsuccesful. Except as described below, the Group does not consider any individual contract to be significant.

 DILACOR

         The only collaborative arrangement under which the Group is currently receiving royalty revenues is the Development and License Agreement for Dilacor XR made with the Rorer Group, Inc., ("Rorer") in 1988. Under the terms of the agreement Rorer bore all the costs of research and development. For countries where a patent claiming Dilacor XR has been issued and is in effect, Rorer is obliged to pay the Group continuing royalties of 3% of net sales. For countries where no patent claiming Dilacor XR has been issued, Rorer is obliged to pay the Group continuing royalties of 1.5% of net sales. In return, the Group granted Rorer an exclusive license to market Dilacor XR throughout the world. The agreement continues for ten years from the date of the first marketing in each country or for the life of the patent in such country, (which includes all patents owned or controlled by the Group which was

JAGO GROUP
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15 RECONCILIATION TO U.S. ACCOUNTING PRINCIPLES (CONTINUED)

infringed by the manufacture, use or sale of the products covered by the License Agreement) whichever is longer. After termination of the agreement, Rorer may continue to sell the product and use the Geomatrix technology in connection with the product on a non-exclusive basis without any obligations to the Group unless otherwise agreed in writing.

 JOINT VENTURE DEVELOPMENT ACTIVITIES

         The arrangements with the joint venture for the development of products utilising Geomatrix technologies are discussed in note 11. Revenues from those development activities with client companies are non-refundable and are reported as contract development revenue.

         The tables below summarise the material adjustments to the loss for the periods which would be required if U.S. GAAP had been applied instead of U.K. GAAP.

Loss                                                                                   4 MONTHS
                                                                                         ENDED
                                                                                       APRIL 30,
                                                                                         1996
                                                                                         L'000
                                                                                       --------
Loss under U.K. GAAP ..............................................................     (231)
U.S. GAAP adjustments:
--Amortisation over economic useful life of intellectual property beyond five years
  (Note 15(1)) ....................................................................       17
--Effect of expensing development expenditure (Note 15(2)) ........................      (17)
                                                                                        ----
Net loss under U.S. GAAP ..........................................................     (231)
                                                                                        ====
