Form 20-F
period 1999-12-31
SKYEPHARMA PLC
filed 2000-06-27
CIK 1018117

As filed with the Securities and Exchange Commission on June 27, 2000
================================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 20-F
(Mark One)
|_|                REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                 OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
|x|                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 1999
                                       OR
|_|                    TRANSITION REPORT PURSUANT TO SECTION 13
                 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF
                                      1934
                   For the transition period from N/A to N/A
                        Commission file number : 0-29860
                                 SKYEPHARMA PLC
             (Exact name of Registrant as specified in its charter)
                               ENGLAND AND WALES
                (Jurisdiction of incorporation or organization)
                    105 PICCADILLY, LONDON W1V 9FN, ENGLAND
                    (Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
                   ordinary shares of nominal value 10p each
                   -----------------------------------------
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by this annual report:
ordinary shares, nominal value 10p each 494,086,980
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:
         Yes  X           No
             ----              ----
Indicate by check mark which financial statement item the registrant has elected to follow:
         Item 17          Item 18  X
             ----                ----
================================================================================
                               TABLE OF CONTENTS
                                                                            Page
                                     Part I

Item 1 -- Description of Business......................................        5
Item 2 -- Description of Property......................................       56
Item 3 -- Legal Proceedings............................................       56
Item 4 -- Control of Registrant........................................       57
Item 5 -- Nature of Trading Market.....................................       57
Item 6 -- Exchange Controls and Other Limitations Affecting Security
          Holders......................................................       58
Item 7 -- Taxation.....................................................       58
Item 8 -- Selected Financial Data......................................       66
Item 9 -- Management's Discussion and Analysis of Financial Condition
          and Results of Operations....................................       69
Item 9A -- Quantitative and Qualitative Disclosures about Market Risk..       81
Item 10 -- Directors and Officers of the Registrant....................       82
Item 11 -- Compensation of Directors and Officers......................       84
Item 12 -- Options to Purchase Securities from Registrant or
           Subsidiaries................................................       85
Item 13 -- Interest of Management in Certain Transactions..............       91

                                    Part II

Item 14 -- Description of Securities to be Registered..................      N/A

                                    Part III

Item 15 -- Defaults Upon Senior Securities.............................       96
Item 16 -- Changes in Securities, Changes in Security for Registered
Securities and Use of Proceeds.........................................       96

                                    Part IV

Item 17 -- Financial Statements........................................      N/A
Item 18 -- Financial Statements........................................       96
Item 19 -- Financial Statements and Exhibits...........................       96

                          PRESENTATION OF INFORMATION
     In this annual report on Form 20-F ("Form 20-F"), the term "ordinary shares" refers to SkyePharma's ordinary shares, nominal value 10 pence each, and the term "ADSs" refers to American Depositary Shares each representing the right to receive 10 ordinary shares and evidenced by American Depositary Receipts ("ADRs").
     The Company publishes its consolidated financial statements expressed in pounds sterling. In this Form 20-F, references to "pounds sterling", "L", "pence" or "p" are to the lawful currency of the United Kingdom; references to "U.S. dollars" or "$" are to the lawful currency of the United States; references to "French francs" or "Ffr" are to the lawful currency of France; and references to "Swiss francs", "Chf" or "Sfr" are to the lawful currency of Switzerland. Solely for the convenience of the reader, this Form 20-F contains translations of certain pound sterling amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of pounds sterling into U.S. dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). No representation is made that pounds sterling have been, could have been or could be converted into U.S. dollars at the rates indicated or at any other rate.
     SkyePharma prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United Kingdom ("U.K. GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). The principal differences between U.K. GAAP and U.S. GAAP as they relate to SkyePharma are summarized in Note 29 of SkyePharma's Consolidated Financial Statements included in Item 18 of this Form 20-F.
     In 1996, SkyePharma changed its fiscal year end to December 31 to conform its fiscal year to that of Jago.

                              CERTAIN DEFINITIONS
     In this document:
     "SkyePharma", the "Company" or "we" refer to SkyePharma PLC and its consolidated subsidiaries, including Jago, Brightstone and SkyePharma Inc., unless the context requires reference to SkyePharma PLC only;
     "Jago" refers to the Company's wholly owned subsidiary, Jago Holding AG, and its subsidiaries;
     "Brightstone" refers to Brightstone Pharma Inc., a wholly owned subsidiary of SkyePharma Holdings Inc., which is a wholly owned subsidiary of the Company;
     "Krypton" refers to Krypton Limited, a wholly owned subsidiary of SkyePharma Holding AG, which is a wholly owned subsidiary of the Company;
     "Joint Venture" refers to Genta-Jago Technologies B.V., a Netherlands corporation in which the Company is a 50/50 partner with Genta Incorporated, a Delaware corporation ("Genta"); and
     "SkyePharma Inc." refers to DepoTech Corporation, a California corporation, which was renamed as of June 30, 1999 as SkyePharma Inc.

                                STATISTICAL DATA
     Except where otherwise indicated, figures included in this Form 20-F relating to pharmaceutical market sales are based on syndicated industry sources, including I.M.S. Heath, Inc. ("IMS"). IMS is a market research firm internationally recognized by the pharmaceutical industry. For 1999, IMS data were compiled in terms of value on the basis of representative samples of pharmaceutical product data from 80 countries.
     IMS data may differ from that compiled by the Company with respect to its products. Of particular significance in this regard are the following: (1) the Company publishes its financial results on a financial year and half-year basis, whereas IMS issues its data on a monthly and quarterly basis; (2) the on-line IMS database is updated quarterly and uses the average exchange rates for the relevant quarter; (3) IMS data from the United States are not adjusted for the Medicaid and similar state rebates described under "Item 1. Description of Business -- Government Regulation"; and (4) IMS sales data are compiled using actual wholesaler data and data from statistically representative panels of retail and hospital pharmacies, which data are then projected by IMS to give figures for national markets.

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

                                                                    High               Low         Period Average      Period End
                                                                --------------   --------------    --------------    --------------
1995.......................................................             1.6440           1.5302            1.5803            1.5535
1996.......................................................             1.7123           1.4948            1.5733            1.7123
1997.......................................................             1.7035           1.5775            1.6397            1.6427
1998.......................................................             1.7222           1.6114            1.6602            1.6628
1999.......................................................             1.6765           1.5515            1.6146            1.6150
2000 (through June 22, 2000)...............................             1.6538           1.4705            1.5587            1.5110

     For a discussion of the impact of exchange rate fluctuations on the Company's operating results, see "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                     PART I
Item 1 -- Description of Business
Overview
     The Company develops methods for delivering drugs in the human body based on five technology platforms in the following areas: oral, injectable, inhalation, topical and nano-particulate.
Oral
     A significant part of the Company's business is developing applications of its GeomatrixTM technologies. Geomatrix is a range of technologies by which drugs taken orally in tablet form are formulated so as to control the amount, timing and location of the release of the drug in the body. The Company focuses its research and development efforts on the reformulation of existing drugs using its technologies rather than the discovery of new chemical compounds.
       There are five drugs currently being marketed that use the Company's Geomatrix technologies: one in several European countries (Xatral[registered] 10mg OD), one in the United States (Dilacor XR[registered]), two in Germany and one in Switzerland. In January 2000, Sanofi-Synthelabo announced that it had received the first batch of marketing approvals for its new once-daily formulation of alfuzosin, Xatral 10mg OD, based on the Company's Geomatrix technology and the product is now launched in the U.K., the Netherlands, Denmark and Sweden. In February 1999, SmithKline Beecham Corporation received U.S. Food and Drug Administration ("FDA") approval for the 12.5 and 25 mg. dosage forms of a new version of its Paxil (also known as Seroxat) anti-depressant drug using the Company's Geomatrix technology. Paxil is the eighth largest selling drug in the world based on 1999 sales data from IMS.
     The Company is also collaborating with several other large international pharmaceutical companies to commercialize its Geomatrix technologies, including Abbott Laboratories, Hoffmann-La Roche, Pfizer and Merck KgaA. In addition to Paxil, there are six other drugs using Geomatrix technologies currently in human studies.
     Geomatrix technologies can improve the efficacy of orally administered drugs and enhance compliance by patients with prescribed medical treatments by permitting the drug to be taken less frequently, by reducing side effects and by causing the drug to be released at more specific locations within the body. The Geomatrix technologies use hydrophillicmethylcellulose, or HPMC, matrices which govern the release profile of a drug depending on the viscosity of HPMC used and the rate of surface area exposure. The "release profile" refers to the rates at which a drug tablet releases the active drug component over the period of time after the drug is taken.
     There are currently eight Geomatrix technologies which are designed to meet a wide range of therapeutic objectives. The first Geomatrix system developed by the Company, the Zero Order Release system, ensures a constant rate of drug release over a specified period of time, allowing once or twice daily dosing. Subsequently, the Company developed systems with more complex release profiles. These include Geomatrix systems capable of delivering an initial burst of a drug followed by controlled-release at a constant rate and systems designed to deliver the drug to different areas of the patient's digestive system. In addition, the Geomatrix systems can be used to allow the simultaneous release of two different drugs, at different rates, which may increase the effectiveness of the active components. The Company believes that the Geomatrix systems enjoy a competitive advantage in the drug delivery industry because of the ease with which Geomatrix tablets can be manufactured. The Geomatrix technologies are flexible and can be modified to apply to a variety of pharmaceutical products.
     The Company collaborates with large pharmaceutical companies to develop Geomatrix formulations of their proprietary products. The products may be novel pharmaceuticals (which may include new chemical entities) or already existing and approved pharmaceuticals. In reformulating an existing drug, the Company seeks to enhance the therapeutic and commercial value of the product by creating an improved outcome formulation that may mitigate certain side effects, reduce dosing or help protect against competition from generic drug products. The Company conducts research and development of its Geomatrix projects with its collaborative pharmaceutical company partners. The pharmaceutical companies reimburse the Company for all or most of the research and development costs associated with the collaborative arrangements and have generally taken responsibility for clinical trials and regulatory filings. The pharmaceutical companies obtain the marketing rights to the Geomatrix formulations and, in return, pay the Company certain milestone payments and a royalty based on net sales of any commercialized products.

Injectable
     On March 10, 1999, the Company acquired DepoTech Corporation (renamed SkyePharma Inc.) in a stock-for-stock merger. As consideration for the merger, the Company issued to the former DepoTech shareholders 28,311,070 SkyePharma ordinary shares in the form of ADSs, plus the right to receive additional shares if one or both of two conditions occur. On April 1, 1999, the first condition, the approval by the FDA of DepoCyt for sale to the public, occurred and the Company issued to the former DepoTech shareholders an additional 16,177,849 SkyePharma ordinary shares in the form of ADSs. The second condition was the signing by March 31, 2000, by a corporate partner, of a development and commercialization agreement for DepoMorphine or a macromolecule for the delivery of drugs using DepoFoam. On April 1, 2000, the Company announced that it had signed an agreement on March 31, 2000 with Amgen Inc. for an un-named Amgen product and that the second condition had been met. On April 25, 2000 the Company therefore issued to the former DepoTech shareholders an additional 12,132,600 ordinary shares in the form of ADSs.
     SkyePharma Inc. develops potential drug products designed to release over a period of time a drug which has already been shown to be useful or potentially useful in humans. These potential drug products are based on the DepoFoamTM technology and are generally designed to be administered to humans through injection. SkyePharma Inc. does not conduct research and development to discover new drugs. DepoFoam consists of microscopic, spherical particles composed of hundreds to thousands of chambers each separated from adjacent chambers by lipid membranes. SkyePharma Inc. has developed DepoFoam formulations which release drugs over an extended period of time, such as several weeks, or over a shorter period, such as a few days. SkyePharma Inc.
has combined many drugs with DepoFoam and performed studies on these combinations showing that they often achieve controlled release of the drugs. These features allow the Company to develop new formulations of drug products aimed at treating different diseases and symptoms. The Company is currently developing products in cancer, pain management and other medical fields both alone or funded by corporate partners.
     SkyePharma Inc.'s first approved drug product is DepoCytTM. DepoCyt combines SkyePharma Inc.'s DepoFoam with cytarabine, a drug used to treat certain cancers. DepoCyt is being developed in collaboration with Chiron Corporation in the U.S. and until June 2000 with Pharmacia & Upjohn S.p.A., an affiliate of Pharmacia Corporation, outside the U.S. DepoCyt is being developed for the treatment of cancers which have spread to the fluid surrounding the brain and spinal cord. Since April 1994, SkyePharma Inc. has been conducting clinical trials of DepoCyt for the treatment of these cancers.
     In April 1997, SkyePharma Inc. completed the filing of a new drug application for the treatment of cancers which have spread to the fluid surrounding the brain and spinal cord from solid tumors with the FDA. In December 1997, an advisory committee to the FDA declined to recommend approval of DepoCyt for treatment of these cancers. In April 1998, SkyePharma Inc. filed an amendment to its new drug application which provided information on twice the number of patients included in the original filing. In May 1998, the FDA informed SkyePharma Inc. that the amended new drug application did not contain adequate information to support approval for DepoCyt for the treatment of these cancers. In August 1998, the FDA sent a letter to SkyePharma Inc. inviting it to submit a new drug application for DepoCyt for the treatment of cancers which have spread to the fluid surrounding the brain and spinal cord from the lymphatic system. This new drug application was filed in October 1998. In April 1999, the FDA approved DepoCyt for treatment of those cancers and the product was launched in the U.S. in May 1999. In October 1999, SkyePharma Inc. discovered that two lots of DepoCyt did not meet specifications and recalled these lots. Investigations identified that changes in a supplier's specification of a raw material resulted in reproducible product release not being achieved for DepoCyt. Stable product has now been produced. Presently SkyePharma Inc. is preparing the necessary documentation for FDA review to re-supply the market. The product is presently available on a physician-requested compassionate basis. Commercial sale of this product is on hold while
SkyePharma Inc. and its U.S. partner, Chiron Corporation, work with the FDA to resolve various manufacturing issues.
     In November 1999, SkyePharma Inc. received marketing approval for DepoCyt from the Canadian regulatory authorities. Pharmacia Corporation filed for marketing approval of DepoCyt to be used in the treatment of cancers which have spread to the brain and spinal cord from both the lymphatic system and solid tumors in Europe but subsequently withdrew the application until additional data could be provided. In October 1999, Pharmacia Corporation refiled for marketing approval in Europe and its filing was accepted by the regulatory authority. In June 2000, Pharmacia Corporation notified the Company that it was terminating the marketing and distribution agreement with the Company for DepoCyt. Pharmacia Corporation is obliged to assign the European marketing application to the Company and the Company has started to look for European marketing partners specialized in oncology.
     SkyePharma Inc.'s second potential drug product in this area is DepoMorphineTM, a sustained-release encapsulated morphine sulphate, for acute pain management following surgery. In February 2000, the Company announced that in Phase II clinical trials, DepoMorphine, when given to patients as a single pre-operative epidural injection using hip replacement surgery as the pain model showed a significant decrease in the requirement for additional pain medication. The Company intends to take DepoMorphine into Phase III clinical trials the second half of 2000.
     In addition to DepoCyt and DepoMorphine, SkyePharma Inc. is currently working on the following potential drug products based on DepoFoam formulations:
* DepoBupivacaineTM, a DepoFoam formulation of the local anaesthetic bupivacaine, for the treatment of regional pain; and
* DepoAmikacinTM sustained-release encapsulated amikacin, an antibiotic for the treatment and prevention of bacterial infections.
     SkyePharma Inc. is also evaluating, in conjunction with the Pharmacia Corporation, Sanofi-Synthelabo, Pfizer and other undisclosed corporate partners, the feasibility of DepoFoam encapsulation of several more drug products, including certain macromolecules.

Inhalation
     The Company also is developing advanced technologies to deliver medicines via a patient's lungs without relying on CFC-based propellants, which are considered environmentally harmful. The Company is working with two types of such inhalation systems. The first is a metered dose inhaler that relies on non-CFC propellants to deliver the required therapy. The other is a dry powder inhaler that requires no propellant but instead is breath-activated to deliver drugs in a fine powder suspension. In its metered dose inhaler development work, the Company focuses on the formulation of drugs for use in metered dose inhalers manufactured by others. In its dry powder inhaler development work, the Company focuses both on the development of the device and dry powder formulation.
     In October 1998, the Company and Sepracor Inc. agreed to jointly develop a range of metered dose inhaler formulations containing Sepracor's chiral forms of asthma drugs. In November 1998, the Company and Novartis agreed to jointly develop a new formulation of Novartis' Foradil1 asthma drug using the Company's multi-dose dry powder inhaler. In October 1999, the Company and Novartis announced that this new formulation of Foradil had entered clinical trials.

     On March 27, 2000, the Company announced that it had entered into a collaboration with PA Recruitment Services Holding S.A. (part of the PA Consulting group) for the development of a range of non-CFC propelled metered dose asthma products in conjunction with a breath actuated inhaler currently under development by the PA Consulting group.
Topical
     In October 1999, the Company acquired the tangible assets and intellectual property of Hyal Pharmaceutical Corporation in Canada ("Hyal") from the court appointed receiver and administrator of Hyal, for a purchase price of L5.7 million plus acquisition expenses of L0.2 million. Hyal was a drug delivery company that developed products based on its Hyaluronan Induced Targeting ("HIT") and Hyaluronan Improved Liposome Technology ("HILT"). HIT and HILT are topical drug delivery technologies, based on hyaluronan ("HA"), a natural polymer, which are primarily designed to maintain efficacy and localize delivery of drugs to the skin for the treatment of a variety of skin disorders.
     SolaraseTM, the principal product acquired from Hyal, is a topical gel used to treat actinic keratosis, a pre-cancerous skin condition caused by constant over exposure to the sun. The Company is awaiting FDA approval for this product which has been approved for marketing in Canada, France, Germany, Italy, Sweden and the U.K. On March 13, 2000, the Company entered into an agreement with Bioglan Pharma PLC ("Bioglan") for the manufacture, marketing and distribution of Solarase in Europe. Under the terms of the agreement, Bioglan paid the Company an up-front licensing fee and will pay the Company royalties on sales of Solarase by Bioglan or by sub-licensees of Bioglan. The license granted under the agreement will continue in effect until 2013, the latest date on which any of the related patents expire. The Company is in discussions with two companies regarding obtaining licenses in satisfaction of outstanding patent oppositions to enable it to fully exploit the topical technology.
     In addition to Solarase, Hyal had been working on the following potential drug products based on its HIT and HILT technologies:
* Hyclinda, a topical gel to treat acne, which has been developed in conjunction with Shire Pharmaceuticals and is currently in pivotal Phase III trials;
* Oralease, a topical diclofenac gel to treat oral pain (primarily as a result of mouth ulcers and molar extraction), for which Phase II clinical trials have been performed;
*      Cardi-Clear, an intravenous HA formulation to prevent restenosis;
*      Cyclops, a cyclosporin gel to treat psoriasis; and
*      Hyanalgese-D, a topical analgesic for osteoarthritis.
     In addition, the Company has taken over responsibility for financing research projects in the areas of breast cancer imaging/tumor targeting and also gene therapy for cystic fibrosis. Both of these projects are at the preclinical stage of development and are being investigated in conjunction with Canadian institutions.

Nano-particulate technology
     On July 30, 1999, SkyePharma acquired intellectual property, license agreements, know how and trademarks related to nano-particulate drug delivery technology for the delivery of poorly soluble drugs from medac GmbH ("Medac"), a private German pharmaceutical company.
     As consideration for the acquisition, SkyePharma made an initial cash payment of $2.5 million and issued 3,067,286 ordinary shares with a value of $2.5 million to Medac on the date of signing the agreement. The agreement provides for additional consideration in the form of cash and SkyePharma PLC Ordinary Shares for a total value of $5.0 million. This is subject to the completion of the transfer to SkyePharma of the acquired intellectual property, license agreements, know-how and trademarks. Such payment would be in two tranches by March 31, 2001. In addition, future royalties will be paid to Medac on net sales of marketed products using the nano-particulate technology.
     The nano-particulate technology acquired from Medac consists of three separate techniques:
       --    nano-suspensions, a dispersion of pure drug without any matrix;
       --    solid lipid nano-particles, solid solutions of drugs in a lipid matrix; and
       --    solid polymer nano-particles, solid solutions of drugs in a solid polymer matrix.
     Rights to two of these techniques were acquired in the form of intellectual property, know how and trademarks and rights to the other technique were acquired in the form of an exclusive license.
     Solubility of drugs is an essential factor for all drug delivery systems, independent of the route of administration. Poor solubility leads to a range of problems including poor bio-availability, variability of absorption when taken with food and poor efficacy. The Company believes that a large number of existing marketed drugs and newly synthesized compounds have solubility problems. It is intended that the nano-particulate technology will be used to complement and enhance the Company's other drug delivery systems.

Generics

     The Company also applies the Geomatrix technologies to off-patent (generic) drugs. In many of these cases, the Company is developing controlled- release versions of brand-name pharmaceuticals whose patent protection or marketing exclusivity has expired or is about to expire. The Company conducts such development work both on its own behalf and on behalf of third parties. The Company's strategy is to focus its development efforts on products for which competition from other generic pharmaceutical companies is potentially less intense due to such factors as the complexity of the drug formulation or the limited access to raw materials. To provide additional generic product offerings for marketing, the Company has also contracted with third-party drug developers to sell and distribute other drugs, not utilizing controlled-release systems, such as injectable drugs. To date, the Company has filed Abbreviated New Drug Applications ("ANDAs") for six generic products, one for a Geomatrix formulation of Imdur[registered] (ISMN), three for a group of injectable drugs developed for the Company by Synthon, one for a Geomatrix formulation of Naprelan [registered](Naproxen) and a generic version of Cylert (Pemoline) developed together with Oread. The combined 1999 U.S. brand-name and generic sales for these six products amounted to approximately $532 million.

     Prior to 1998, the Company's strategy for the sale and distribution of its generic pharmaceutical product candidates had been to develop its own marketing capability through its Brightstone subsidiary in the U.S. However, in late 1998, the Company concluded that it was unlikely to maximize the value of its generic pharmaceutical product candidates using its own marketing resources and decided to seek one or more strategic collaborative partners who already have significant and complementary U.S. generic drug marketing capability to sell and distribute the Company's generic product candidates in the U.S. The Company therefore decided to discontinue its own generic drug sales and marketing operations in the U.S. The Company incurred a one-time charge in connection with this restructuring of approximately L1.3 million in 1998. The Company has signed one licensing agreement and is in discussions with a number of parties in respect of the balance of the portfolio.
     In November 1999, the Company announced that the FDA had approved the Company's application to manufacture and market its generic once-daily sustained release formulation of ISMN. The Company has been in discussions with a number of potential marketing partners for this product but has experienced difficulty in finalizing a marketing agreement with a partner due to the number of generic formulations of Imdur already available on the market. In addition, the Company does not believe that the injectable drugs developed for the Company by Synthon will have commercial value due to the number of generic formulations already available on the market.

 Strategy
     The Company's strategy is to become one of the leading providers of integrated drug delivery services to the pharmaceutical industry. The focus of the Company is to provide a full complement of drug delivery products and services to pharmaceutical companies ranging from formulation and development through to commercial manufacturing. The Company's strategy for achieving this objective consists of the following elements:
* Selectively Fund a Number of Key Projects to a Later Stage of Development. The Company's strategy has historically been to focus on customer-funded development projects with typical licensing arrangements under which the Company received license fees and royalty payments for product sales. Such agreements typically provided for royalty rates under 5%. However, in recent years the Company has been able to increase its share of potential revenue stream by retaining manufacturing rights and by undertaking additional value added services, such as assuming responsibility for development activities. With the acquisition of SkyePharma Inc. in March 1999 and the acquisition of the tangible assets and intellectual property rights of Hyal, the Company has taken advantage of the opportunity to be able to increase significantly its share of potential income on certain development projects. Additionally, with the recent announcement of successful results from the Phase II DepoMorphine study, the Company believes that significantly higher value can be realized by taking this product and certain other key projects to a late stage of development, prior to licensing the products to marketing partners.
* Further Development of the Company's Core Technologies. The Company currently has a portfolio of eight Geomatrix systems, of which three have already been commercialized. The Company is focusing on developing and commercializing the remaining five systems either in conjunction with its collaborative partners or through its own internal development activities. Similarly, the Company seeks to exploit its existing pulmonary and DepoFoam injectable technologies and the recently acquired nano-particulate and HIT and HILT topical technologies by entering into development contracts with established pharmaceutical companies. The Company believes that the expansion and integration of its existing capabilities will enable it to apply the technologies to a broader range of pharmaceutical products. In entering into collaborative arrangements, the Company's goal is to cover all or a large part of its research and development costs and receive milestone payments upon the achievement of specified objectives.
* Realize research and development synergies between the Company's technologies. The Company believes that additional shareholder value can be created by the realization of research and development synergies between the Company's technologies. For example, the DepoFoam technology's ability to encapsulate a wide spectrum of water-soluble drugs, involving small molecules, proteins and peptides, could expand the scope of the Company's oral and inhalation technologies, particularly in the field of proteins and peptides.
* Expand Scope of Technology Base. The Company's pharmaceutical customers are increasingly requesting a broader range of delivery solution. The Company is currently well placed with its existing oral Geomatrix and injectable technologies and the recent acquisition of nano-particulate and HIT and HILT topical technologies has extended the Company's technology base to include the enhanced delivery of poorly soluble drugs and topical applications. The Company is also developing advanced inhalation drug development systems designed to deliver medication via a patient's lungs. In addition to these developments, the Company plans to develop and commercialize further drug delivery technologies. The Company intends to seek to acquire additional add-on technologies which are complementary to its existing technologies. Management intends to focus on technologies it believes are capable of commercial realization in the near term and will also seek to acquire or license new drug delivery platforms and enabling technologies.
     Expanding the scope of the technology base will enable the Company to:
       -- market a broader range of drug delivery solutions to its existing oral, pulmonary and injectable customer base and to new customers.
       -- decrease the risk normally associated with a single technology or product base.
       -- provide a more competitive company in the drug delivery industry, better able to negotiate corporate partnerships on attractive terms.
* Develop Existing and New Collaborative Agreements. In order to increase market exposure of its products and to capitalize on its collaborative partners' market position and distribution capabilities, the Company intends to continue to develop its projects with its existing collaborative partners and to seek new partners, who will fund further development projects incorporating the Company's technology. The Company's existing collaborative arrangements typically provide for a customer-funded development project and contemplate a licensing arrangement (which may be entered into at the same time as the development project or at a later date) under which, if a project is commercialized by the collaborative partner, the Company would receive license fees and royalty payments from product sales. The Company believes that such arrangements may also serve to validate the Company's technologies in the pharmaceutical markets and thereby assist the Company in attracting additional licensing arrangements on favorable terms.
* Seek to Retain Manufacturing Rights on Future Collaborations. The Company believes that retaining manufacturing rights to its products should enable it to capture greater revenue and generate production economies of scale that may not be available to pharmaceutical companies seeking to apply the Company's technologies to only one or a few products. In order to manufacture products using the Company's technologies, the Company employs personnel who specialize in manufacturing, to commercial quantities, products utilizing the Company's technologies. With the acquisition of SkyePharma Inc., the Company acquired a 2,020 square meter (21,746 square feet) purpose built facility which is approved by the FDA for the commercial manufacture of DepoCyt. In addition to this facility, SkyePharma Inc. occupies a 7,600 square meter (82,000 square feet) facility which houses its administrative, research and development and future injectable manufacturing activities. Both facilities are also approved by the U.S. Drug Enforcement Administration (the "DEA") for the manufacture of drug products containing opiates. The two facilities combined will provide sufficient capacity for the forecast demand for the Company's injectable products in the short to medium term. The Company's oral and inhalation manufacturing and production facility in Lyon has completed validation trials. The FDA has inspected the Lyon facility and notified the Company that it plans to approve the Lyon facility for commercial manufacturing of Naproxen (this does not imply the FDA will approve Naproxen). Final FDA approval will be given on approval by the FDA of a product for manufacturing.
* Seek Licensing and Development Partners for existing Generic Portfolio. In 1998, the Company decided that the value of its generic portfolio could be maximized by seeking partners for its generic product candidates. In 1999, the Company concluded a licensing agreement in respect of one of its generic products and is currently seeking further strategic collaborative partners with U.S. generic marketing capability to sell and distribute the balance of the generic products and candidates in the U.S. and other non-U.S. markets where appropriate.

Drug Delivery Technologies
The Geomatrix Oral Technologies
     The original Geomatrix technology was developed by a team of researchers at the University of Pavia in Italy in the early 1980s. Subsequently, the Company acquired the technology and pursued the development of the Geomatrix platform of oral controlled-release systems. The effort has produced a platform of proprietary Geomatrix controlled-release systems that can be applied to a broad range of drugs on a commercial scale.
     The Geomatrix systems control the amount, timing and location of the release of drug compounds in the human body. This is achieved through the construction of a tablet with two basic components: a core containing the active drug or drugs in an hydrophillicmethylcellulose ("HPMC") matrix formulation and one or two additional barrier layers that control the surface area diffusion of the drug or drugs out of the core. In addition, the tablet may be coated if, for example, this would ease any gastric irritation that otherwise would be caused by the drug compound, or for other functional purposes.
     The combination of different chemical components in the core and barrier layers, each with different rates of swelling, gelling and erosion, allows the production of tablets with a wide range of predictable and reproducible drug release profiles. The rate of drug release is a function of the viscosity of the HPMC and the exposed surface area from which the drug diffuses. When the tablet is first swallowed, the drug concentration is high but the surface area is small; as time goes by and the core swells, the surface area expands to compensate for the decrease in drug concentration.
     The Company believes that the Geomatrix systems enjoy a competitive advantage in the drug delivery industry because of the ease with which Geomatrix tablets can be manufactured. Unlike certain competing drug delivery systems that require off-site, customized production equipment and methods, Geomatrix tablets can be manufactured by readily available equipment that can be incorporated into widely used pharmaceutical production processes. In this way, Geomatrix may afford the pharmaceutical partner direct control over its production strategy while other drug delivery systems may entail incremental risks or costs related to their off-site, customized production requirements.
     In addition to ease of manufacturing, the Company believes that the key features of the Geomatrix technologies are as follows:
* Custom Design: Drugs can be formulated to deliver the release profile required by the client pharmaceutical company and drugs can be combined with other active substances to improve their effectiveness.
* Versatility: Geomatrix can be applied to a wide range of small molecule drugs, including some with poor water solubility, and can target the site of release.
* Controlled Rate of Diffusion: Geomatrix controls the rate of drug diffusion throughout the release process, ensuring 100% release of the active drug.
* Reproducibility: Use of conventional high speed tableting processes allows a high degree of product consistency and uniformity.
* Complete Disintegration: Geomatrix tablets disintegrate completely in the patient's digestive system and leave no solid residue.

     Release Profiles
     The flexibility of the Geomatrix technologies has enabled the Company to create a number of release profiles suitable for a broad variety of pharmaceuticals.
     The following sets forth a brief description of the Geomatrix systems.
* Zero Order Release     The Zero Order Release system provides a constant rate
                         of drug release over a defined period of time. It is used primarily for drugs with short half-lives so that constant blood levels of the active drug compounds can be maintained with fewer doses. The Company has three approved Zero Order Release formulations currently on the market: Dilacor XR in the United

                         States, Cordicant-Uno[registered] in Germany and Xatral
                         OD in several European countries.
* Binary Release         The Binary Release system is used to provide the
                         controlled-release of two different drugs in a single
                         formulation. The drugs may be released at different
                         rates and times, if desired. This system is designed
                         for drugs that work best in combination. The Company
                         has one Binary Release formulation that was approved
                         and launched in the third quarter of 1997:
                         Madopar-DR[registered] in Switzerland.
* Quick Slow Release     The Quick Slow Release system provides a quick burst
                         of drug release followed by a constant rate of release
                         over a defined period of time. It is used primarily in
                         drugs, such as arthritis medications, in which it is
                         desirable to have an initial burst of release to
                         achieve maximum relief in a short amount of time
                         followed by a constant rate of release for sustained
                         therapy. The Company has one approved Quick Slow
                         Release formulation currently on the market:
                         Diclofenac-ratiopharm-uno[registered] in Germany.
* Slow Quick Release     The Slow Quick Release system provides an initial
                         constant rate of release followed by a quick burst of
                         drug release at a predetermined time. This release
                         profile is designed for medications to treat diseases,
                         such as angina, that would benefit from increased
                         therapy when the patient is sleeping because of the
                         high incidence of nocturnal attacks.
* Positioned Release     The Positioned Release system is designed to deliver
                         the tablet to a predetermined position in the
                         digestive system before it begins to release the
                         active drug compounds. This system is best suited to
                         drugs for which it is desirable to begin release at a
                         certain point in the gastrointestinal tract, for
                         example in the case of drug compounds that are best
                         absorbed by the human body at particular points in the
                         upper gastrointestinal tract.
* Accelerated Release    The Accelerated Release system provides a constantly
                         accelerating rate of drug release. This system is well
                         suited for drugs such as H2-receptor antagonists that
                         are preferentially absorbed in the upper part of the
                         gastrointestinal tract.
* Delayed Release        The Delayed Release system provides a predetermined
                         time lag before it begins releasing drug molecules.
                         This system is designed for drugs such as certain
                         cardiovascular medications for which the desired
                         dosing time may be several hours after the patient
                         takes the drug.
* Multiple Pulse         The Multiple Pulse system provides an initial quick
                         burst of drug release followed by a predetermined period of no release followed by a second burst of drug release. This system is designed for drugs that may have certain side effects, such as appetite suppression, that are desired to be minimized at predetermined times in the day, such as mealtimes. To date, the Multiple Pulse system has only been subject to limited in vivo (human) clinical testing.
     Products formulated with the Zero Order, Quick Slow and Binary Release systems are either currently on the market or about to be launched. There can be no assurance, however, that the Company will be able to develop successfully future products incorporating such delivery systems. At present, there are no products on the market that have been formulated with the Company's Slow Quick, Accelerated Release, Delayed Release, Multiple Pulse or Positioned Release systems. The Company is actively developing formulations utilizing some of these and other drug delivery systems, but there can be no assurance that these efforts will be successful.

DepoFoam Injectable Technologies
     DepoFoam consists of microscopic, spherical particles composed of hundreds to thousands of chambers containing the encapsulated drug, with each chamber separated from adjacent chambers by a lipid membrane. DepoFoam formulations can be delivered into the body by a number of routes, including under the skin, within muscle tissue, into brain and spinal fluid, within joints and within the abdominal cavity. Because the components of DepoFoam are synthetic duplicates of lipids normally present in the body, the material is biodegradable and biocompatible. Typically, a DepoFoam particle consists of less than 10% lipid, with the remaining 90% consisting of drug in solution. The resulting DepoFoam formulation is stored under refrigeration in ready-to-use form.
     SkyePharma Inc. has tested DepoFoam formulations that release drugs over a period of days to weeks with the period of release defined by characteristics of DepoFoam and the drug. SkyePharma Inc. believes drugs may be released from DepoFoam particles as the drugs diffuse through the walls, by gradual erosion of the particles, and by processes involving the rearrangement of membranes. The nature of drug release may also be determined by the characteristics of each drug molecule. SkyePharma Inc. has demonstrated that DepoFoam can be used to encapsulate a wide spectrum of drugs, including small molecules, proteins, peptides, antisense oligonucleotides and DNA, aimed at treating different diseases and symptoms.

     Advantages of DepoFoam
     The Company believes DepoFoam addresses many of the limitations associated with traditional methods of delivering drugs. Most drugs are administered orally, by injection in intermittent and frequent doses or by continuous infusion. These methods of administration are not ideal for several reasons, including difficulty in achieving appropriate drug levels over time, problems with side effects, high costs due to frequent or continuous administration and poor patient compliance. Furthermore, innovations in biotechnology have led to an increase in the number of large-molecule protein and peptide drugs under development. These drugs, because of their large molecular size and susceptibility to degradation in the gastrointestinal tract or in the blood, must usually be administered by multiple injections often in a hospital or other clinical setting.
     The Company believes that DepoFoam's key advantage over traditional methods of drug delivery, including injections and oral administration, is that the sustained-release characteristics of DepoFoam allow drugs to be administered less frequently and more conveniently. To attain the desired effect, conventional drug delivery often results in a dosage that delivers an initially high level of the drug followed by a sharp decline over a relatively short period of time, whereas DepoFoam formulations can provide a more consistent drug level over an extended period. As a result, DepoFoam products can potentially improve safety and effectiveness. For example, DepoCyt clinical trials to date have shown that DepoCyt has a therapeutic life of up to two weeks after a single intrathecal injection compared to one day with unencapsulated cytarabine.
     The Company believes that key features of DepoFoam, including lower initial drug levels and delivery of appropriate drug levels over an extended period of time, make it superior not only to traditional methods of delivering drugs, but also to other sustained-release delivery formulations. The Company believes DepoFoam may:
     * Enhance safety and efficacy. DepoFoam drug delivery may improve the ratio of therapeutic effect to side effects by decreasing the initial concentrations of drug associated with side effects, while maintaining levels of drug at therapeutic, sub-toxic concentrations for an extended period of time.
     * Improve convenience and lower overall treatment costs. DepoFoam formulations of drugs may offer cost savings by reducing the need for continuous infusion, the frequency of administration and the number of visits a patient must make to the doctor.
     * Expand types of drugs which can be delivered over an extended period of time. DepoFoam may be able to deliver proteins, peptides and nucleic acids more effectively.
     * Expand indications of currently marketed drugs. The appropriate release of drugs from a DepoFoam formulation may allow such drugs to be marketed for indications where they are currently not thought to be useful because of the limitations of current delivery methods.
     * Improve products through reformulation. DepoFoam may offer the potential to produce new formulations of generic products that may be differentiated from the nonsustained-release versions by virtue of reduced dosing requirements, improved effectiveness, additional applications or decreased side effects.
Inhalation Technologies
     The Company is developing advanced inhalation drug delivery technologies that are designed to deliver medicines via a patient's lungs without relying on CFC-based propellants. CFC-based propellants have recently come under pressure from the global environmental lobby. The 1997 Montreal protocol signed by more than 140 countries aims to eliminate the manufacture, use and sale of CFC propellants by 2005. This pressure for the phasing out of CFCs has led to an increased focus on the development of both non-CFC metered dose inhalers ("MDIs") and DPIs. The Company is currently working with two types of inhalation drug delivery systems: non-CFC MDIs and DPIs. In its MDI development work, the Company focuses on the formulation of drugs for use in MDIs manufactured by third parties. In its DPI development work, the Company focuses both on the development of the device and on formulating of drugs for use with the device.
     In both its MDI and DPI development work, the Company's objective is to maximize the efficiency of the delivery system while addressing commercial requirements for reproducibility, formulation, stability, safety and convenience. The Company has assembled a team of researchers with substantial experience in both powder and aerosol science and is applying this expertise to develop proprietary techniques and methods that it believes will produce stable and reproducible dry powder and aerosol formulations. To achieve this goal, the Company is combining an understanding of lung biology, aerosol science, chemical engineering and mechanical engineering.
* MDI Technologies       Metered dose inhalers, the most widely used systems
                         for inhalation drug delivery, have been in existence
                         for more than 40 years and are primarily used to
                         deliver asthma medications and other small molecule
                         drugs to the lung, although significant advances have
                         been made in recent years in the delivery of large
                         molecule drugs, such as peptides and proteins, via the
                         lung. The drugs are typically packaged in a portable
                         canister as a suspension or solution in a volatile
                         propellant. The primary technical challenge in
                         developing a non-CFC MDI results from the fact that
                         the two most widely used non-CFC propellants, HFA 134a
                         and HFA 227, behave differently from CFC gases because
                         of their physio-chemical characteristics. This has
                         resulted in a need for a complete reformulation of the
                         MDI device rather than a simple substitution. Among
                         other things, this means that the mechanical
                         components of the MDI device, especially the valves
                         and gaskets, must be completely reformulated to work
                         properly with non-CFC gases. The Company's work in
                         this area has resulted in a high level of expertise in
                         the evaluation of valves and gaskets utilized in the
                         MDI device. The Company is currently developing
                         aerosol formulations of a range of generic or off-
                         patent drugs for the treatment of asthma. In its
                         formulation work, the Company is working with both the
                         HFA 134a and HFA 227 propellants.
* Dry Powder             Dry powder inhalation technology has emerged as an
  Technologies           effective means of delivering asthma medications to
                         the pulmonary system without the use of CFC propellants. DPIs rely on the patient's own lung power to deliver a fine dry powder suspension to the lung.
                         DPI drug compounds are formulated in solid form and packaged in portable containers. Most DPIs currently on the market provide medicine in a pre-metered single dose form, such as a gelatine capsule or blister pack. The
                         Company is developing a DPI with a drug reservoir with the capacity to deliver up to 300 doses.
                         The primary technical challenge in developing a DPI device is to design a product that offers accurate and uniform dosing at variable flow rates of inhalation.
                         Although additional testing remains to be performed, the Company believes that it has solved this problem by designing and incorporating valves in its DPI that make it flow-rate independent at inhalation rates of between 25 and 60 litres per minute. The Company's DPI is fully breath-activated and offers an easy-to-use mechanism that is capable of delivering uniform doses.
                         In addition, the device benefits from a counter that keeps track of how many doses remain in the device.
                         Each drug designed for use with a DPI poses different formulation challenges due to varying physical and chemical characteristics and dosing requirements.
                         These challenges require significant optimization work for each drug. The Company has assembled a team with substantial experience in formulation, dry powder science and aerosol science and is applying this expertise to develop proprietary techniques and methods that it believes will produce stable, fillable and dispersible dry powder drug formulations. Through its development work, the Company is developing an extensive body of knowledge of dry powder formulations, including knowledge relation to powder flow characteristics and solubility within the lung, as well as physical and chemical properties of various excipients.
     In 1998, the Company entered into collaborative arrangements with Novartis and Sepracor to commercialize its inhalation drug delivery technology.
     On March 27, 2000, the Company announced that it had entered into a collaboration with PA Recruitment Services Holding S.A. (part of the PA Consulting group) for the development of a range of non-CFC propelled metered dose asthma products in conjunction with a breath actuated inhaler currently under development by the PA Consulting group.
     The Company is continuing to seek additional collaborative partners to further develop and commercialize its inhalation drug delivery technologies. The Company's strategy is to enter into development contracts with established pharmaceutical companies. In entering into collaborative arrangements, the Company's goal is to cover all or a large part of its research and development costs and receive milestone payments upon the achievement of specified objectives. The Company intends to receive royalties from its partners based on sales of products incorporating the Company's pulmonary drug delivery technologies.

HIT and HILT Topical Technologies
     HIT and HILT are topical drug delivery technologies, based on hyaluronan ("HA"), a natural polymer, which are designed to maintain efficacy and localise the delivery of drugs to the skin for the treatment of a variety of skin disorders.
     HA is a long-chained polysaccharide that is a major constituent surrounding cells in most animal tissues. In solution HA's coiled structure acts as a net which can entrap a wide variety of drug compounds. HA is attracted to and adheres to specific receptors on cell membranes which can be found in increasing numbers at sites of damage and disease in the body. This means that drugs can potentially be targeted to and held at the site where the drug is needed.

     Advantages of HIT and HILT
     HA's safety profile, its ability to carry drugs and its potential targeting characteristics make it an excellent vehicle for drug delivery. Hyal's focus of product development had been largely on topical and to a lesser extent on injectable formulations utilising HIT and HILT technologies. The Company anticipates that by enhancing the delivery of a specific drug, treatment with HIT and HILT formulations may require less drug compared to treatment with the drug administered by itself. As a result the Company believes formulations employing HIT and HILT Technologies may result in decreased systemic side effects or enhanced therapeutic effect.

Nano-particulate Technology
     The nano-particulate technology acquired from Medac was originally developed by a team of researchers at the Free University of Berlin in the early 1990's and was subsequently licensed to Medac which pursued the development of the technology.
     Nano-particulate technology aims to improve a drug's solubility by reducing the size of the particles. It has been demonstrated in laboratory testing that the saturation solubility of many drugs can be improved by reducing particle size below one micron in diameter.
     The nano-particulate technology acquired from Medac consists of three separate techniques:
     *     nano-suspensions, a dispersion of pure drug without any matrix;
     * solid lipid nano-particles, solid solutions of drugs in a lipid matrix; and
     * solid polymer nano-particles, solid solutions of drugs in a solid polymer matrix.
     The acquisition of nano-particulate technology from Medac provides the Company access to an important enabling technology for the enhanced delivery of poorly water-soluble drugs.
     The nano-particles are produced via a process of homogenization whereby a therapeutic compound dispersed in a solvent or a compound carrier system is subjected to high pressure homogenization in a piston-gap homogenizer. A piston-gap homogenizer is a device where material is pushed through a narrow gap at very high pressure. The process breaks down the particles of the compound and generates particles in the nanometer size range.
     Solubility of drugs is an essential factor for all drug delivery systems, independent of the route of administration. Poor solubility leads to a range of problems including poor bio-availability, variability of absorption when taken with food and poor efficacy. The Company believes that a large number of existing marketed drugs and newly synthesized compounds have solubility problems. It is intended that the nano-particulate technology acquired will be used to complement and enhance the Company's other drug delivery systems.

     Advantages of nano-particulate technology
     The Company believes that the nano-particulate technologies acquired from Medac offer a number of potential advantages over other nano-particulate technologies being developed by pharmaceutical and biotechnology companies. These include the following:
     * A variety of solutions. The nano-particulate technology encompasses three different approaches: nano-suspensions, solid lipid nano-particles and solid polymer nano-particles, which offer a number of different methods to address solubility problems.
     * Simplicity of manufacturing process. All three types of particles are produced on the same relatively simple equipment, which may reduce the investment cost and complexity of the manufacturing operation.
     * Rapid manufacturing process. The homogenization part of the manufacturing process typically takes 1 to 2 hours which is significantly shorter than other processes used by competitors.
     * Narrow particle size range. The particles produced are within a narrow size range.

Proprietary Products
Approved Geomatrix Products
     To date, six Geomatrix formulations of pharmaceutical products have received regulatory approval. Of these products, one is currently being marketed in the United States, two are currently being marketed in Germany, one is currently being marketed in Switzerland, and two have yet to be launched.
     The following table sets forth certain information regarding the approved Geomatrix products.

                                                         Regulatory Approvals
                                                          and Year of First            Geomatrix                Collaborative
Product                            Indication                  Approval                  System                    Partner
 ------------------------   -----------------------    -----------------------   -----------------------    -----------------------
Xatral OD[registered]       Genito-Urinary                  Europe (2000)        Positioned Release         Sanofi-Synthelabo
Paxil CR[registered]        Depression                       U.S. (1999)         Positioned Release/Zero    SmithKline Beecham
                                                                                 Order
Dilacor XR[registered]      Hypertension and                 U.S. (1992)         Zero Order                 Watson
                            chronic stable angina
Cordicant-Uno[registered]   Hypertension                       Germany           Zero Order                 Mundipharma
                                                               (1994)
Diclofenac-ratiopharm-      Arthritis                          Germany           Quick Slow                 Ratiopharm
 uno1                                                          (1995)
Madopar DR[registered]      Parkinson's Disease              Switzerland         Binary                     Hoffmann-La Roche
                                                               (1996)

     Xatral OD is an approved drug marketed primarily in Europe and certain countries of Latin America, Asia, Africa and the Middle East. The currently marketed product is an immediate-release formulation taken twice or three times a day and is prescribed for the treatment of enlarged prostate. In 1998, Sanofi-Synthelabo submitted marketing authorization applications for a once-daily formulation in various countries in Europe and the rest of the World. In January 2000, Sanofi-Synthelabo received the first batch of European marketing approvals and the product is now launched in the U.K., the Netherlands, Denmark and Sweden with other launches pending in the rest of Europe. Filing is planned in the U.S. for the end of 2000.
     Paxil/Seroxat (paroxetine) is an FDA-approved drug that is currently marketed primarily in the United States and Europe. The currently marketed product is an immediate release formulation and is prescribed for central nervous system disorders. Paxil CR, the version filed with the FDA by SmithKline Beecham in December 1997 and approved by the FDA in February 1999 for the 12.5 and 25 mg dosage forms is a modified release version using a combination of the Positioned Release and Zero Order Geomatrix systems. SmithKline Beecham, the Company's client in the development of Paxil CR has not yet indicated when the product will be launched.
     Dilacor XR is a once per day Zero Order Geomatrix formulation of diltiazem hydrochloride, a calcium channel blocking agent indicated for hypertension and for the management of chronic stable angina. Dilacor XR was developed in conjunction with Rhone Poulenc Rorer (now part of Aventis Pharma). In June 1997, Rhone Poulenc Rorer granted Watson Pharmaceuticals an exclusive worldwide license to market Dilacor XR. Dilacor XR had reported U.S. sales in 1999 of $68.3 million. The Company received royalty revenues of approximately L0.8 million in 1999 which represented 4% of 1999 revenues for the Company. In addition to being approved in the United States, Dilacor XR is also approved for sale in Australia, New Zealand, Korea, the Philippines and Germany. Marketing exclusivity for this product in the United States expired in June 1995. Accordingly, increased competition from generic manufacturers of controlled-release formulations of Dilacor XR has been experienced.

     Cordicant-Uno is a once per day Zero Order Geomatrix formulation of nifedipine, a calcium channel blocking agent indicated for hypertension, which is approved for sale in Germany. Cordicant-Uno was developed in conjunction with and is marketed by Mundipharma, a private German pharmaceutical company. The Geomatrix controlled release technology in Cordicant-Uno enhances patient compliance and convenience by reducing the dosing requirement to once per day.
     Diclofenac-ratiopharm-uno is a once per day Quick Slow Geomatrix formulation of diclofenac, a nonsteroidal anti-inflammatory drug indicated for the acute and chronic treatment of rheumatoid arthritis. Diclofenac-ratiopharm-uno, which is approved for sale in Germany, was developed in conjunction with and is marketed by Ratiopharm, a private German pharmaceutical company. The Geomatrix controlled-release technology in Diclofenac-ratiopharm-uno optimizes patient therapy by providing an initial burst of the drug for quick relief followed by a controlled-release for sustained therapy. It also optimizes patient compliance and convenience by reducing the dosing requirement to once per day.
     Madopar DR is a once per day Binary Geomatrix formulation of levodopa and benzerazide, a combination therapy indicated for the treatment of Parkinson's Disease which is approved for sale in Switzerland. Madopar DR was developed in conjunction with Hoffmann-La Roche. The Binary Geomatrix formulation of levodopa and benzerazide optimizes patient therapy and convenience by providing for the release of an enzyme inhibitor along with the drug compound without the co-administration of two pills. The Company is manufacturing this product for the Swiss market on behalf of Hoffmann-La Roche at its facility in Muttenz, Switzerland.
     No royalty revenue has been earned in respect of Cordicant-Uno and L0.1 million royalty revenues were earned in respect of Diclofenac-ratiopharm-uno and Madopar in the accounting period to December 31, 1999. Marketing for Madopar began in September 1997.

Geomatrix Products in Development
     The Company's collaborative partners have two products which have been filed with the FDA or regulators in other countries and six products in clinical trials that utilize the Geomatrix technologies, including three products that are in pivotal (Phase III) clinical trials. In addition, the Company has a number of projects in earlier stages of development. The following table sets forth certain information regarding some of the products in the Company's development pipeline. For a description of the development process, see "-- Research and Development -- Development Process for Brand-Name Pharmaceuticals".

                             Modified             Therapeutic           Development            Geomatrix           Collaborative
    Drug Compound            Release               Category               Status                System                Partner
--------------------    ------------------    ------------------     ------------------    ------------------    ------------------
Zileuton                       Yes            Asthma                Pivotal Trials        Quick Slow            Abbott
Undisclosed #1                 Yes            Undisclosed           Pivotal Trials        Zero Order            Undisclosed
Ropinirole                     Yes                                  Phase I               Undisclosed
                                              Central Nervous
                                              System                                                            SmithKline Beecham
Undisclosed # 2                Yes            Undisclosed           Pilot Trials          Undisclosed           Pfizer
Undisclosed #3                 Yes            Undisclosed           Scale-up              Delayed Release       Merck KgaA

     Zileuton is currently a four times per day treatment for mild to moderate asthma developed by Abbott Laboratories under the brand name Zyflo[registered]. Zyflo was approved by the FDA in December 1996 for sale in the United States. The Company is developing a twice per day Quick Slow Geomatrix formulation of Zyflo. The Geomatrix formulation is designed to enhance patient compliance and convenience by reducing the dosing requirement from four times per day to twice per day. In addition, the Quick Slow formulation is expected to enhance therapy by providing a burst of medication shortly after ingestion followed by constant release for sustained therapy without side effects. The Company believes that the Geomatrix formulation of Zyflo has completed pivotal (Phase III) clinical trials and that Abbott is in the process of looking for a marketing partner prior to filing a New Drug Application ("NDA") for the Geomatrix formulation of Zyflo.

     Undisclosed #1 is a new formulation of a drug that is currently marketed in Europe. The Company is developing a once per day Zero Order Geomatrix formulation that is expected to enhance patient compliance and convenience by reducing the dosing requirement to once per day. The Geomatrix formulation is currently in pivotal (Phase III) clinical trials in Europe. The Company believes that the current market for this category of drugs is extremely competitive. Accordingly, the extent to which the Company's collaborative partner will elect to commercialize a successfully developed Geomatrix formulation is uncertain.
     Ropinirole is an FDA-approved drug that is currently marketed as Requip [registered], primarily in the U.S. and Europe by SmithKline Beecham. As it is currently marketed, Requip is an immediate release formulation administered three times daily and is prescribed for Parkinson's disease, a chronic progressive disease in which the degeneration of nerve cells in the brain eventually impairs the ability to control body movements. The Company is currently developing a once-daily version using its Geomatrix technology. The Geomatrix formulation is expected to provide a simplified regime for patients on Requip therapy that will improve patient convenience. The once-daily version has recently begun Phase I clinical trials.
     Undisclosed # 2 is a new formulation of a drug being developed for Pfizer which is currently in pilot clinical trials.
     Undisclosed # 3 is a new formulation of a drug being developed for Merck KgaA utilizing the Geomatrix delayed release technology to deliver the dose at a precise time interval after administration. The new formulation being developed by the Company is in the scale-up/bio-batch stage of development.
     In July 1999, Incara Pharmaceuticals Corporation announced that it had been informed by the U.S. Department of Veterans Affairs (VA) and the National Heart, Lung & Blood Institute ("NHLBI"), a division of the National Institute of Health in the U.S. that they had terminated the Phase III heart failure study of the twice-daily version of BEXTRA[registered] (bucindolol HCL) earlier than scheduled, based on interim analysis conducted by the Data and Safety Monitoring Board that revealed no statistical significant survival advantage in the BEXTRA-treated group. In August 1999, Incara Pharmaceuticals and BASF Pharma/Knoll AG of Germany announced that they had terminated their collaboration outside of the U.S. and Japan regarding BEXTRA following the decision by the VA and NHLBI. The Company had been developing a once-daily Geomatrix formulation of bucindolol which it believed could have replaced the twice-daily formulation once it had been successfully developed and approved for sale. As a result of these developments the Company does not currently expect to receive any revenues in respect of this product.
     There can be no assurance that any of the above products will be successfully formulated. In addition, even if a product is successfully formulated, there can be no assurance of its regulatory approval or commercial success. The decision to conduct clinical trials, secure regulatory approval and market Geomatrix formulations of their products is taken by the collaborative partners and not by the Company. There can be no assurance that the Company's partners will elect to do so, or if they do that they will devote the necessary resources and skill to commercialize successfully the products formulated with the Geomatrix technologies.

DepoFoam Injectable Products
     The table below summarizes DepoFoam products currently under development. The stages of the development process: pre-clinical, Phase I, Phase II and Phase III are explained under "Research and Development -- Development Process for Brand-Name Pharmaceuticals".

     Product Candidate (Active Compound)                      Intended Use                                  Status
---------------------------------------------    ---------------------------------------    ---------------------------------------
DepoCyt (cytarabine)                             Cancers which have spread to the fluid
                                                 surrounding the brain and spinal cord
                                                 arising from:
                                                 Lymphomas                                 FDA Approved April 1999
                                                 Solid tumors                              Approved November 1999 Canada
DepoMorphine (morphine)                          Acute post-surgical pain                  Phase II
DepoBupivacaine (bupivacaine)                    Regional pain                             Preclinical
DepoAmikacin (amikacin)                          Bacterial infections                      Phase I completed

     On April 1, 2000, the Company announced that it had signed an agreement on March 31, 2000 with Amgen Inc. for an un-named Amgen product using DepoFoam.
     The Company is also evaluating, in conjunction with the Pharmacia Corporation, Sanofi-Synthelabo, Pfizer and other undisclosed corporate partners, the feasibility of DepoFoam formulations of several additional compounds, including certain macromolecules.

     DepoCyt
     SkyePharma Inc.'s first approved drug product is DepoCyt. DepoCyt combines the Company's DepoFoam with cytarabine, a drug used to treat certain cancers. DepoCyt is being developed in collaboration with Chiron in the United States, and with Pharmacia Corporation outside the United States.

     Background
     Cancer from either solid tumors, leukemia (a form of cancer involving white blood cells) or lymphomas (a form of cancer involving tissues of the lymphatic system) can spread to the soft tissue membrane of the brain and spinal cord. This type of cancer is called neoplastic meningitis. Because of the blood-brain barrier, drugs in the bloodstream do not penetrate well into the fluid which surrounds the brain and spinal cord. Thus, when cancer cells spread to this membrane, the most effective therapy is to inject anti-cancer drugs directly into the fluid which surrounds the brain and spinal cord. Cytarabine is one of the two drugs most commonly used for this therapy. Cytarabine acts by inhibiting a vital enzyme in DNA synthesis, resulting in death of a dividing cell. Therefore, the best results are obtained when the drug is localized in the vicinity of dividing cancer cells for an extended period.
     Because cytarabine does not last long in the fluid which surrounds the brain and spinal cord, frequent and repeated injections are necessary for effective treatment. The result is that neoplastic meningitis cannot be treated effectively without the use of repeated injections into the space between the brain and/or spinal cord and the membrane which surrounds them. These injections are inconvenient and uncomfortable for patients, require physician supervision and increase the risk of infection. Because of these and other factors, the disease is often under-diagnosed and frequently left untreated. Without effective treatment, life expectancy for patients diagnosed with this disease is between two and four months. Clinical trials to date have shown that DepoCyt maintained concentrations of cytarabine in the fluid which surrounds the brain and spinal cord for two weeks after a single injection as compared to less than one day with traditional injections of cytarabine. As a consequence, the use of DepoCyt results in less frequent injections and may extend effective levels of the drug in the fluid which surrounds the brain and spinal cord.

     Clinical Development
     In the Phase III clinical trial as originally designed and initiated in April 1994, patients with one of the three subtypes of neoplastic meningitis selected from multiple centers received either DepoCyt or standard therapy. Standard therapy for neoplastic meningitis from solid tumors is methotrexate and the standard therapy for neoplastic meningitis from leukemia and lymphoma is unencapsulated cytarabine. Within each subtype, at least 20 patients were to receive DepoCyt and at least 20 patients were to receive standard therapy. A total of 40 patients were to be treated for each subtype of the disease and a minimum total of only 120 patients were required to complete all three arms of the study. Enrollment of patients into the Phase III trial for neoplastic meningitis from solid tumors was completed in May 1996 and the data from the trial was analyzed subsequently based on a data cutoff date of October 1, 1996. An interim analysis of the Phase III trial for neoplastic meningitis from lymphomas was included in a new drug application amendment in April 1998. The amendment included data from 28 patients and led to an invitation by the FDA to submit a new drug application for that indication. This new drug application was filed in October 1998. In April 1999, the FDA approved DepoCyt for treatment of neoplastic meningitis from lymphomas. In November 1999, SkyePharma Inc. also received marketing approval for DepoCyt from the Canadian regulatory authorities.
     In October 1999, SkyePharma Inc., discovered that two lots of DepoCyt did not meet specifications and recalled these lots. Investigations identified that changes in a supplier's specification of a raw material resulted in reproducible product release not being achieved for DepoCyt. Stable product has now been produced. Presently SkyePharma Inc. is preparing the necessary documentation for FDA review to re-supply the market. The product is presently available on a physician-requested compassionate basis. Commercial sale of this product is on hold while SkyePharma Inc. and its U.S. partner, Chiron Corporation, work with the FDA to resolve various manufacturing issues.

     Additional Territories and Indications
     The Company is planning to explore additional indications for DepoCyt, including its use in the treatment of other cancers including ovarian, lung and breast cancer, and AIDS-related non-Hodgkins lymphoma.

     DepoMorphine
     The Company is developing DepoMorphine for use in moderating acute pain following surgery. This product is intended for administration into a space near the spinal cord (the epidural space) and may provide up to two days of pain relief following surgery. DepoMorphine may replace repeated administration of pain medicines.
     The Company has completed formulation development, initial manufacturing scale-up and preclinical studies of DepoMorphine. Preclinical studies in animals showed that DepoMorphine provided a minimum of two to three days of pain control following a single injection. One characteristic of certain DepoFoam formulations of drugs is that an enhanced local effect may occur with limited side effects throughout the body. A number of studies in animals have confirmed that there are high levels of morphine at the injection site and in the fluid in the spinal cord with very low levels in the blood. These data also show a sustained effect of the morphine.
     In December 1996, SkyePharma Inc. filed an investigational new drug application with the FDA to begin human studies of DepoMorphine for the management of acute pain following surgery. In December 1997, SkyePharma Inc. completed a Phase I dose-escalation study that assessed the safety and level of drug exposure in the blood of single doses of DepoMorphine administered to healthy volunteers. The study was conducted at a single site under the leadership of members of the Department of Anesthesiology at Stanford University Medical Center. This study identified the maximum tolerated dose of DepoMorphine and indicated that the drug has similar adverse effects to that seen with free morphine administered in the same fashion.

     In February 2000, the Company announced that in pre-pivotal Phase II clinical trials, pre-operative DepoMorphine administration resulted in a statistically significant dose-related reduction in post-operative fentanyl usage and pain intensity scores relative to placebo. For patients requesting post-operative fentanyl, pain intensity at time of first request was rated "severe" in 57% of placebo patients but rated "severe" in only 21%, 9% and 4% of the 10mg, 20mg and 30mg DepoMorphine patients respectively. The Company intends to take DepoMorphine into Phase III trials in the second half of 2000.

     DepoBupivacaine
     SkyePharma Inc. has completed formulation studies of DepoBupivacaine, a DepoFoam formulation of the widely used local pain medicine bupivacaine for controlling post-surgical or post-injury pain. One dose of DepoBupivacaine is expected to provide 24 hours of regional pain relief, compared to two to six hours following conventional bupivacaine administration. SkyePharma Inc. has successfully encapsulated bupivacaine into DepoFoam. Initial studies have shown that DepoBupivacaine is released slowly from the site of injection, resulting in prolonged duration (more than 24 hours) of pain relief following a single-dose administration. The Company expects to begin Phase I clinical trials for DepoBupivacaine in Europe in mid-2000. The Company believes that a DepoFoam formulation of a local anaesthetic may complement its current DepoMorphine program and that the DepoMorphine and local anaesthetic formulations may give physicians improved drugs to manage post-operative pain.
     Pain associated with surgery or injury is often treated with local anesthetics. However, the usefulness of local anaesthetics is frequently limited by their short period of effectiveness following administration which results in recurrence of pain and the need for repeated drug administration by a medical professional. A DepoFoam formulation of a local anaesthetic may be useful to provide long-lasting pain relief of approximately 24 hours.

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

     New Product Feasibility Programs
     On April 4, 2000, the Company announced that it had signed an agreement on March 31, 2000 with Amgen Inc. for an un-named Amgen product.
     The Company is also evaluating, in conjunction with the Pharmacia Corporation, Sanofi-Synthelabo, Pfizer and other undisclosed corporate partners, the feasibility of DepoFoam formulations of several additional compounds. The objectives of the feasibility programs are to:
     * determine whether DepoFoam can be combined with the candidate drugs;
     * evaluate drug release characteristics in the lab and in animal tissue; and
     * conduct initial effectiveness and/or safety studies in animal models to demonstrate potential clinical utility and advantages of the DepoFoam formulations.

Inhalation Products
     MDI Products. The Company currently has the following five aerosol formulations of generic pharmaceuticals in various stages of development for use with non-CFC MDIs: formoterol, beclomethasone, budesonide, ipratroprium and salbutamol.
     DPI Products. The Company has developed a DPI device which is currently in pilot clinical trials with the compound formoterol. Although the device is subject to additional testing and validation, the Company believes that its DPI benefits from the following features:
     * Flow Rate Independent. The Company's DPI offers accurate and uniform dosing at variable flow rates of inhalation of between 25 and 60 litres per minute.
     * Breath Activated. The Company's DPI relies on the patient's own lung power to deliver a fine powder suspension to the lung.
     * Uniform Delivery. The Company's DPI offers an easy-to-use mechanism to deliver consistent and uniform doses to the lung.
     * Dose Counter. The Company's DPI incorporates an easy-to-read dose counter that keeps track of how many doses remain in the device.
     The Company has entered into three collaborative arrangements to commercialize its inhalation drug delivery technology. In October 1998, the Company and Sepracor Inc. agreed to jointly develop a range of metered dose inhaler formulations containing Sepracor's chiral forms of asthma drugs. Under the arrangement, the Company will be responsible for formulation development, scale-up to pre-production quantities and will supply clinical trial materials. Sepracor has retained commercial manufacturing rights, and has received an exclusive license from the Company to distribute and sell the resulting products worldwide. Sepracor has agreed to fund the Company's development costs, to make certain milestone payments to the Company on achievement of specified development objectives and to pay the Company future royalties on Sepracor's net sales of the products.
     In November 1998, the Company and Novartis agreed to jointly develop a new formulation of Novartis' Foradil asthma drug using the Company's multi-dose dry powder inhaler. The Company will be responsible for development of the drug in its finished form, to include supplying both the powder and the device as a product to Novartis. The Company plans to produce the product at its Lyon facility. Under the arrangement, Novartis has paid the Company a technology access fee of L0.4 million and has made an equity investment in the Company amounting to L6.1 million. Novartis has also agreed to pay the Company royalty income on future worldwide sales of the drug. In return, the Company has granted Novartis an exclusive worldwide license to market Foradil in the new delivery form. Foradil (formoterol fumarate) is a long-acting bronchodilator used in the treatment of chronic asthma. It is currently marketed in over 60 countries and achieved worldwide sales in 1999 of CHF 270 million. In 1999, the Company produced at its Lyon facility approximately 3,000 DPIs filled with the new formulation of Foradil and in October 1999, the Company and Novartis announced that this new formulation of Foradil had entered clinical trials.
     On March 27, 2000, the Company announced that it had entered into a collaboration agreement with PA Recruitment Services Holding S.A. (part of the PA Consulting group) for the development of a range of non-CFC propelled metered dose asthma products in conjunction with a breath actuated inhaler. Under the terms of the collaboration, the Company will provide its expertise in non-CFC metered dose formulation and PA Consulting will provide its breath actuated inhaler device currently under development. The collaboration is an exclusive arrangement in the field of asthma and chronic obstructive pulmonary disease ("COPD"). The collaboration agreement will terminate on December 31, 2001 unless both parties agree to either extend the collaboration or to form a joint venture company to exploit commercially the combined breath actuated inhaler device or non-CFC formulations.
HIT and HILT Topical Products
     The table below summarizes HIT and HILT technology products currently under development. The stages of the development process: pre-clinical, Phase I, Phase II and Phase III are explained under "Research and Development -- Development Process for Brand-Name Pharmaceuticals".

     Product Candidate (Active Compound)                      Intended Use                                  Status
---------------------------------------------    ---------------------------------------    ---------------------------------------
Solarase (diclofenac)                            Treatment of actinic keratosis            Approved: France, Germany, Italy,
                                                                                           Sweden, U.K., Canada
                                                                                           Filed: U.S.
Hyclinda (clindamycin)                           Acne                                      Phase III
Oralease (diclofenac)                            Oral pain                                 Phase II
Cardi-Clear                                      Prevention of restenosis                  Preclinical
Cyclops (cyclosporin)                            Psoriasis                                 Preclinical
Hyanalgese-D (diclofenac)                        Osteoarthritis                            Phase II

     Solarase
     The first approved drug product based on HIT and HILT technology is Solarase. Solarase is a topical gel formulation of HA and the non-steroidal anti-inflammatory drug diclofenac and is being developed primarily as a product for the treatment of actinic keratosis, a lesion of the skin which may precede skin cancer.
     Solarase has been shown to be an effective topical product for actinic keratosis. Compared to other actinic keratosis treatments, Solarase is non-invasive, non-scarring and is well tolerated by patients.
     During 1996, two positive Phase III clinical trials in the treatment of actinic keratosis were completed and in 1997, a third Phase III clinical trial was completed confirming the results of the previous two trials. In July 1997, Solarase received regulatory approval for marketing in the U.K. Subsequently, in May 1998, Solarase was approved for marketing in Germany, Sweden, Italy, France and Canada.
     In October 1998, the Company submitted an NDA for the marketing of Solarase in the United States, which was filed by the FDA in December 1998. The Company is currently awaiting approval from the FDA for this product.
     On March 13, 2000, the Company entered into an agreement with Bioglan for the manufacture, marketing and distribution of Solarase in Europe. Under the terms of the agreement Bioglan paid the Company an up-front licensing fee and will pay the Company royalties on sales of Solarase by Bioglan or by sub-licensees of Bioglan. The license granted under the agreement will continue in effect until 2013, the latest date on which any of the related patents expire. The Company is in discussions with two companies regarding obtaining licenses in satisfaction of outstanding patent oppositions to enable it to fully exploit the topical technology. Licensing discussions with a number of pharmaceutical companies are continuing for the manufacture, marketing and distribution of Solarase in the U.S.
        In addition to Solarase, the following drug products, based on HIT and HILT topical technologies, are at varying stages of development:
* Hyclinda, a topical gel to treat acne, which has been developed in conjunction with Shire Pharmaceuticals, currently in pivotal Phase III trials;
* Oralease, a topical diclofenac gel for the treatment of oral pain (primarily as a result of mouth ulcers and molar extraction), for which Phase II clinical trials have been performed;
*      Cardi-Clear, an intravenous HA formulation to prevent restenosis;
*      Cyclops, a cyclosporin gel to treat psoriasis; and
*      Hyanalgese-D, a topical analgesic for osteoarthritis.

     In addition, the Company has taken over responsibility for financing research projects in the areas of breast cancer imaging/tumor targeting and also gene therapy for cystic fibrosis. Both of these projects are at the preclinical stage of development and are being investigated in conjunction with Canadian Institutions.

Generic Product Candidates

     In addition to developing Geomatrix formulations of brand-name drugs, the Company is engaged in the development, licensing and marketing of a range of generic pharmaceuticals. The Company's generic drug development strategy is to focus on those products for which competition is expected to be less intense due to such factors as the complexity of the drug formulation or the limited access to raw materials. The Company intends to obtain raw materials for certain off-patent generic drugs it intends to market through supply contracts, on an exclusive or semi-exclusive basis, with FDA-approved raw material suppliers. See "-- Product and Raw Material Supply". Many of the products in the Company's generic product development pipeline are controlled-release versions of brand-name pharmaceuticals for which marketing exclusivity or patent rights have expired or are about to expire. Most of these projects are being developed internally using the Geomatrix or other controlled-release systems. In addition, the Company has contracted with third-party drug developers to source additional products for its U.S. marketing operations. To date, the Company has filed ANDAs for six generic products, one for a Geomatrix formulation of Imdur[registered]
(ISMN), three for a group of injectable drugs developed for the Company by Synthon, one for a Geomatrix formulation of Naprelan[registered] (Naproxen) and a generic version of Cylert (Pemoline) developed together with Oread. The combined 1999 U.S. brand-name and generic sales for these products were approximately $532 million.
    Prior to 1998, the Company's strategy for the sale and distribution of its generic pharmaceutical product candidates had been to develop its own marketing capability through its Brightstone subsidiary in the U.S. However, in late
1998, the Company concluded that it was unlikely to maximize the value of its generic pharmaceutical product candidates using its own marketing resources and decided to seek one or more strategic collaborative partners who already have significant and complementary U.S. generic drug marketing capability to sell and distribute the Company's generic product candidates in the U.S. The Company has signed one licensing agreement and is in discussions with a number of parties in respect of the balance of the portfolio.
     Isosorbide Mononitrate (ISMN) is an organic nitrate indicated for the prevention of angina pectoris due to coronary artery disease. The brand-name product, Imdur, is a controlled-release version of ISMN which is marketed by Key Pharmaceuticals, a subsidiary of Schering-Plough. The Company is applying the Zero Order Release System to replicate the release profile of Imdur. The U.S. patent for this product expired in April 1997. In November 1999, the Company announced that the FDA had approved the Company's application to manufacture and market its generic once-daily sustained release formulation of ISMN. The Company has been in discussions with a number of potential marketing partners for this product but has experienced difficulty finalizing a marketing agreement with a partner due to the number of generic formulations of Imdur already available on the market.
     Naproxen is a nonsteroidal anti-inflammatory drug indicated for the treatment of rheumatoid arthritis, osteoarthritis, ankylosing spondylitis, tendinitis, bursitis, and acute gout. It is also indicated in the relief of mild to moderate pain and the treatment of primary dysmenorrhea. The brand-name product, Naprelan, is a controlled-release version of naproxen which is marketed by Elan Pharmaceuticals. Marketing exclusivity for this product expired in the U.S. in April 1999. Naproxen is one of the products in the Joint Venture portfolio and in January 2000, an agreement was reached with Genta for the sharing of any revenues received for this product.
     Pemoline is an oxazolidine compound indicated in Attention Deficit
Disorder ("ADD") with hyperactivity as an integral part of a total treatment program, which typically includes other remedial measures (psychological, education, social) for stabilizing effects in children with ADD. The brand-name product, Cylert, is marketed by Abbott Laboratories in both tablet and chewable tablet form. The Company is aware of two ANDAs that have been filed for this product. The U.S. patent for this product expired prior to 1990.
     The three injectable drugs for which the Company has filed an ANDA are Iopamidol, Acyclovir Sterile Powder and Atracurium Besylate. The Company is aware of multiple ANDAs for these products that have been approved by the FDA and does not believe that these drugs will have commercial value due to the number of generic formulations already available on the market.
     In addition to the above products, the Company has other product candidates in earlier stages of development.
     There can be no assurance that any of the products in the Company's generic drug portfolio will be successfully outlicensed or partnered, or if outlicensed or patented that the product can be successfully developed, approved or commercialized. If any of the products in the generic drug portfolio fail to be outlicensed or partnered, the Company is unlikely to continue their development.
     One of the difficulties in developing an AB-rated equivalent of a controlled-release product is that the precise release profile of the targeted drug must be replicated. Some drug compounds have extremely complex in vivo release profiles that are difficult to reproduce. Bioequivalence studies have demonstrated that ISMN is bioequivalent to the branded product Imdur. The FDA granted a waiver from conducting bioequivalence studies for the injectable products, acyclovir and atracurium, because they are made to the exact formula as the original product. A waiver has been applied for in respect of iopamidol which has not yet been granted.
     ISMN and certain products in the early stage of development are subject to an earn-out arrangement pursuant to which certain current directors and officers of the Company will receive additional consideration if certain regulatory and profit milestones are met. See " Item 13. Interest of Management in Certain Transactions -- Certain Arrangements in Respect of the Krypton Acquisition".

Collaborative Arrangements
     The Company has collaborative arrangements with each of its pharmaceutical partners the terms of which vary considerably. Pursuant to these arrangements, the Company's partners typically fund all or a large part of the research and development expenses incurred in the development of new formulations of their products. Most of the Company's development contracts either provide for a flat fee for the Company's research and development efforts or provide for an agreed research and development budget. Some agreements have involved equity investments in the Company by the Company's partners. In negotiating contracts with its partners, the Company's strategy generally has been to cover its costs in the research and development process. Substantially all potential profits are expected to be generated by royalty payments or manufacturing fees for successfully developed and marketed products. In some cases, the partners have agreed to make specified payments to the Company upon the achievement of certain milestones, which may be deducted from future royalty payments for successfully developed and marketed products.
     In return the Company gives each of its partners an exclusive license to market the products incorporating the Company's technologies. In some cases the licenses are worldwide. In others they are limited to specific territories. In all cases, however, partners are free to sublicense the technologies, although the Company's consent may be required and royalties on all sales must be paid to the Company. In addition, the majority of the collaborative agreements do not prohibit the Company from developing formulations of competitive products. In some cases, however, the Company will agree not to develop formulations of specified compounds for an agreed period of time. Most of the agreements do not prohibit partners from developing, either internally or in collaboration with the Company's competitors, controlled-release versions of the contract products.

     The Company's collaborative partners generally take responsibility for conducting clinical trials and for preparing and pursuing all necessary regulatory approvals although more recently the Company has taken responsibility for managing clinical trials in some collaborations. The Company may assist its partners in the conduct of such trials and the preparation of regulatory filings, but its partners ultimately control the process, including the selection of the jurisdictions in which regulatory approval will be sought, if at all.
     The collaborative agreements do not obligate the partners to market any successfully developed and approved products. The Company does not have any control over whether and to what extent a partner will elect to commercialize a product. A client may choose not to market a product for reasons wholly independent of the Company's technologies. In most cases if a client does not proceed to market the product once it has been successfully formulated and approved, the Company will not receive any additional income in respect of the product.
     During the formulation and development stages, the Company's partners are generally free to terminate the collaborative relationship at any time and for any reason. The Company's policy is to recognize income when it is non-refundable and when the Company has no further obligations to make refunds. Certain refundable income is treated as deferred income until the Company has no further obligations to make refunds. As of December 31, 1999, the Company has no obligation to refund any payments.
     The only collaborative arrangement under which the Company is currently receiving significant royalty revenues is the development and license agreement for Dilacor XR made with Rorer, a member of the Rhone Poulenc Rhorer Group (now part of Aventis Pharma) in 1988. Under the terms of that agreement, Rorer bore all of the costs of research and development according to a budget agreed by the Company and Rorer. For countries where a patent claiming Dilacor XR has been issued and is in effect, Rorer is obligated to pay the Company continuing royalties of 3% of net sales. For countries where no patent claiming Dilacor XR has been issued, Rorer is obligated to pay the Company continuing royalties of 1.5% of net sales. In return, the Company granted Rorer an exclusive license to market Dilacor XR throughout the world.
     The agreement continues for ten years from the date of the first marketing in each country or for the life of the patent in such country (which includes all patents owned or controlled by the Company which would be infringed by the manufacture, use or sale of the products covered by the license agreement), whichever is longer. After termination of the agreement, Rorer may continue to sell the product and use the Geomatrix technology in connection with the product on a non-exclusive basis without any obligations to the Company unless otherwise agreed in writing. In 1997, Rorer granted to Watson Laboratories, Inc. (with the consent of the Company) exclusive rights to market, advertise, promote, sell and distribute Dilacor XR. The grant of rights to Watson Laboratories does not affect any entitlements of the Company or any of the material terms of the collaborative arrangement.
     The only collaborative arrangement involving Geomatrix technology in which the Company is responsible for conducting clinical trials is the development and licensing agreement for a once-daily version of Requip (ropinirole) with SmithKline Beecham, which was entered into in September 1999. Under the terms of the agreement with SmithKline Beecham the Company is responsible for all development activities for Requip oral controlled release tablets up to regulatory filing, in collaboration with SmithKline Beecham. As part of the agreement, SmithKline Beecham made an equity investment of L4.9 million in the Company and will pay milestone payments at intervals up to product approval, including an up-front payment. On commercialization of once-daily Requip, the Company will receive royalties on product future sales. SmithKline Beecham will take responsibility for preparing and pursuing all necessary regulatory approvals. The once-daily version has recently entered Phase I clinical trials.
     In March 1994, DepoTech (renamed SkyePharma Inc.) entered into a collaboration agreement with Chiron. The objective of the collaboration is to develop and commercialize DepoCyt for use in the treatment of cancer, and to explore the use of DepoTech's DepoFoam for certain other Chiron compounds. The Chiron agreement, as amended, grants Chiron rights to market and sell DepoCyt in the U.S. Chiron has funded, and is obligated to fund, 50% of the clinical development expenses in the United States. Canadian registration expenses and the cost of clinical trials required in Europe were funded by Chiron until June 1997, when the Chiron agreement was amended in connection with the agreement with Pharmacia & Upjohn (now known as Pharmacia Corporation) described below. SkyePharma Inc. will manufacture DepoCyt, Chiron will market, sell, and distribute DepoCyt in the U.S., and the parties will share all profits equally. The Company will also fund 50% of the sales and marketing expenses incurred for DepoCyt. Chiron also has a right of first refusal to obtain a license to alternate DepoFoam formulations of cytarabine under terms and conditions to be negotiated in the future. Following an evaluation of the markets and certain other factors, DepoTech and Chiron mutually agreed not to further develop certain additional generic cancer compounds named in the Chiron agreement.
     In June 1997, DepoTech and Chiron amended their agreement, and DepoTech repurchased rights to DepoCyt in Canada and Europe from Chiron for aggregate cash payments of up to $13.7 million, of which $2.0 million was expensed and paid to Chiron in December 1997. The remaining $11.7 million originally was payable upon the earlier of six months following U.S. or European regulatory notification that the application to market or sell DepoCyt is approvable or approved. In March 1999, SkyePharma Inc. and Chiron further amended the agreement with Chiron under which SkyePharma Inc. issued a note payable for $9.7 million upon FDA approval of DepoCyt in the U.S. The amendment of March 1999 also provides that SkyePharma Inc. will issue a note payable for $3.5 million to Chiron upon the filing of an application for DepoCyt for pediatric indications.
     In addition to the above, the Chiron agreement of March 1994 provides for the joint development of DepoFoam formulations of certain compounds with Chiron. The agreement provides that Chiron must fund one feasibility program for these compounds per year or lose its option to develop DepoFoam formulations of additional Chiron compounds. Through April 1998, DepoTech had completed feasibility studies on four Chiron compounds. No further studies on Chiron compounds will be performed under the Chiron agreement.
     Both the Company and Chiron have the ability to terminate a portion or all of the collaboration at certain intervals and with advance notice.
     In connection with the agreement of March 1994, Chiron made a $2.5 million equity investment in DepoTech In addition, Chiron paid $1.0 million in March 1994 for a warrant which was converted in January 1995 to a DepoCyt marketing rights fee. Further, in January 1995, upon achievement of a development milestone, Chiron reimbursed DepoTech approximately $2.5 million for Chiron's share of DepoCyt's clinical trial and development costs from July 1993 through December 1994 and will continue to share equally in DepoCyt's United States clinical trials and development costs. Finally, in 1997, DepoTech received a $1.0 million milestone payment from Chiron upon completing the filing of the new drug application for DepoCyt in the U.S.
     In July 1997, DepoTech entered into a marketing and distribution agreement with Pharmacia & Upjohn (now known as Pharmacia Corporation). Under the agreement, Pharmacia Corporation acquired rights to market and sell DepoCyt in countries outside the United States. Pharmacia Corporation would generally be responsible for submitting regulatory filings, and for labeling, packaging, distributing, marketing and selling DepoCyt in this territory. SkyePharma Inc. would manufacture DepoCyt and receive a share of the net sales of this product from Pharmacia Corporation, if any. DepoTech received a cash payment of $2.0 million when the agreement was signed. The agreement also provides for reimbursement by Pharmacia Corporation of certain clinical trial expenses and regulatory fees incurred by SkyePharma Inc. In February 2000, the Company and Pharmacia Corporation renegotiated certain aspects of this agreement relating to milestone payments and reimbursement of clinical trials expenses. In addition, the Company recovered the rights to DepoCyt for Japan and Canada. In June 2000, Pharmacia Corporation notified the Company that it was terminating the 1997 Marketing and Distribution Agreement. Under the

February 2000 amendment Pharmacia Corporation is obliged to assign the EMEA application for DepoCyt to the Company. All rights and obligations under the above agreements are terminated. The Company has started to look for European marketing partners specialized in oncology.

Research and Development
     The Company's research and development activities are conducted primarily at SkyePharma AG in Muttenz, Switzerland and at SkyePharma Inc. in San Diego, California, U.S. The Company has 222 employees at these two facilities, the majority of whom were engaged in research and development, including 137 scientists, 51 of whom hold PhDs, masters or medical degrees.
     In all periods the amounts reimbursed by collaborative partners, including milestone payments, were greater than the direct costs incurred in the provision of such services, representing the contribution to general and administrative costs. The Company generally attempts to break even on its development work for third party customers and, therefore, product development activities do not contribute significantly to current operating profit and loss.
     The Company's research and development costs reimbursed by collaborative partners are characterized as cost of sales in the financial statements of the Company and the Company's own research and development is separately characterized as Research and Development. The aggregate amount that the Company spent on research and development and the aggregate amount that was reimbursed by collaborative partners is shown in the table below. On March 10, 1999 the Company acquired DepoTech Corporation (renamed SkyePharma Inc.) and a proportion of the increase in research and development costs between 1998 and 1999 is attributable to this acquisition.

                                                                                                    The Company
                                                                                              Year ended December 31,
                                                                                 --------------------------------------------------
                                                                                      1997              1998              1999
                                                                                 --------------    --------------    --------------
                                                                                                   (in thousands)
Research and Development:
Client sponsored product development.........................................            L3,136            L2,998            L5,780
Internal sponsored product development.......................................             6,109             5,712             6,728
                                                                                 --------------    --------------    --------------
                                                                                          9,245             8,710            12,508
                                                                                 ==============    ==============    ==============
Client sponsored developments reimbursed by:
Research and Development costs recharged.....................................             4,053             2,117             6,078
Milestone payments...........................................................               980               336             2,967
                                                                                 --------------    --------------    --------------
                                                                                         L5,033            L2,453            L9,045
                                                                                 ==============    ==============    ==============

     Contract development income represents amounts invoiced to customers for services rendered under development contracts or for milestone payments in accordance with the contract terms. Such amounts are only treated as revenue when the services have been rendered or the specified milestone has been met, and the amounts are non-refundable even if the research is not successful. Certain refundable income is treated as deferred income until the Company has no further obligations to make refunds. The Company's self-sponsored research and development costs are expensed as incurred.

Development Process for Brand-Name Pharmaceuticals
     The development of improved outcome or new pharmaceuticals using one of the Company's drug delivery technologies takes place in several steps. The first step, called the "preliminary assessment", is to assess the suitability of the drug candidate for a particular drug delivery system through the use of sophisticated computer modeling. During the preliminary assessment, the

Company will analyze product specifications provided by the client. If the preliminary assessment indicates that the drug candidate is suitable for formulation with the drug delivery technology, the project will proceed to development as follows:
*      Feasibility            At this stage, the Company conducts an in vitro
                              (laboratory) feasibility study to determine
                              whether, under laboratory conditions, the
                              formulation of the product candidate can be
                              achieved. The Company may develop up to 20
                              prototype formulations for in vitro feasibility
                              studies and selects the most promising two or
                              three for further study and analysis.
*      Pilot Trials           Once a successful feasibility study has been
                              conducted, small batches of the selected
                              prototypes are manufactured by the Company or its
                              collaborative partners for in vivo (human)
                              testing in pilot trials. Pilot trials involve
                              approximately 12 patients. The purpose is to
                              determine whether the in vitro results can be
                              replicated in humans. Pilot trials are generally
                              managed by the company and conducted by a
                              clinical research organization (CRO). If the
                              pilot trials demonstrate sub-optimal results, the
                              product candidate may be reformulated and new
                              pilot trials will be conducted.
*      Scale-up/Bio-Batch     After a successful pilot trial, the Company or
                              its collaborative partners will manufacture a
                              commercial scale batch or a "bio-batch" (at least
                              one-tenth of the projected commercial batch
                              size). The purpose of this stage is to develop
                              and validate the process by which the product
                              will be manufactured. If formulation changes are
                              made during scale-up/bio-batch, additional in
                              vivo testing may be performed in pre-pivotal
                              trials involving a small patient population.
                              The "Pre-clinical" phase of development referred
                              to in parts of this document means additional
                              testing following initial feasibility studies and
                              other studies, including additional animal
                              studies, necessary to prepare and file an
                              Investigational New Drug ("IND") application. For
                              a more comprehensive description of the
                              requirements of an IND, see "-- Government
                              Regulation -- United States -- NDA Process".
*      Phase I Trials         The first stage in the clinical development plan
                              is to conduct Phase I clinical trials. These
                              studies are usually performed to generate
                              preliminary information on the chemical action of
                              the compound, the activity or fate of the product
                              in the human body over a period of time including
                              distribution and elimination, and safety of the
                              drug using normal healthy volunteers and
                              patients. Phase I trials involve approximately
                              10-30 patients. These trials are generally
                              managed by the Company and conducted by a
                              clinical research organisation ("CRO") that has a
                              Phase I clinical study unit.
*      Phase II Trials        The second stage in the clinical development plan
                              is to conduct Phase II clinical trials. These
                              trials are generally carried out on patients with
                              the disease or condition of interest. The main
                              purpose is to provide preliminary information on:
                              the positive effects of the treatment and whether
                              the effects are correlated with the administered
                              doses in one or more demographic groups, assess
                              various measures of patient benefit as potential
                              candidates for use in Phase III trials, and to
                              supplement safety information obtained from Phase
                              I trials. The Company, in collaboration with its
                              partner, or the partner manages the trial
                              activities (from protocol development through to
                              the writing of the study final reports). The
                              Company may use a CRO to complete the trials.
                              Phase II
                              studies are not required for improved outcome
                              formulations of an existing drug if the improved
                              formulation is targeted at the same indication as
                              the existing drug.
*      Pivotal (Phase III)    The last step of the development process is a
       Trials                 pivotal (Phase III) trial of the product
                              formulation in an expanded patient population to
                              support the approval of marketing applications.
                              Typically, the studies will be performed in the
                              U.S., Canada and Europe to facilitate a multi-
                              national product registration process. The
                              Company in collaboration with its partner, or the
                              partner manages the trial activities (from
                              protocol development until the writing of the
                              final study reports). The Company may use a CRO
                              to complete the studies on schedule.
*      Regulatory Filing      The Company, in collaboration with its partner,
                              or the partner manages all regulatory activities during the product development phases until product approval. These activities included submissions, communication and meetings with health authorities and preparation of marketing approval applications.
     The Company's research and development efforts in respect of its drug delivery technologies are by their nature subject to risks and uncertainties. There can be no assurance the products under development can be successfully formulated using the drug delivery technologies. In addition, even if such products can be successfully formulated, there can be no assurance that they will secure regulatory approval for the appropriate indication or that approved compounds would be capable of being produced in commercial quantities at reasonable costs and successfully marketed.

Generic Drug Development Process
     In developing generic pharmaceuticals, it must be proven that the generic product candidate will exhibit in vivo release characteristics equivalent to those of the brand-name pharmaceutical. The generic drug development process is similar to the development process for brand-name pharmaceuticals except that Phase I and Phase II are not required and in lieu of pivotal (Phase III) trials a smaller bioequivalence study may be conducted. The process by which generic controlled-release products are developed for manufacture and sale in the U.S. may be categorized into four basic stages:
*      Formulation            During formulation, the Company attempts to
                              develop its own version of the brand-name drug.
                              Once a suitable generic version has been
                              formulated, it is then evaluated in in vitro
                              dissolution studies to determine whether in vivo
                              bioequivalence studies should be conducted.
*      Pilot Studies          Once a suitable formulation has been developed
                              and tested in in vitro studies, in vivo
                              bioequivalence studies are conducted which
                              compare the generic formulation to the brand-name
                              drug. Because bioequivalence studies can be
                              relatively expensive to perform, the Company may
                              conduct a preliminary bioequivalence study (pilot
                              study) in which a small batch of the product is
                              manufactured for testing in a limited number of
                              humans.
*      Bioequivalence         If the formulation yields a blood level profile
       Studies                comparable to the brand-name drug, full-scale
                              bioequivalence studies may be performed, which
                              require the manufacture of at least 100,000
                              dosage units and usually involve 24 or more human
                              subjects. These studies are conducted to
                              determine the plasma concentrations of the drug
                              in human subjects under fasted and fed conditions
                              as well as under multiple dose administration. If
                              successful, the studies will demonstrate that the
                              rate and extent of absorption of the generic
                              version is equivalent to that of
                              the brand-name drug. If the studies demonstrate
                              that the blood level profiles of the generic
                              product are not comparable to the brand-name
                              drug, the formulation will either be modified or
                              the drug delivery technology, if there is one,
                              will be altered. In some cases, the project may
                              be abandoned.
*      ANDA Filing            After a generic formulation has been shown to be
                              bioequivalent to the brand-name drug, an ANDA is prepared for submission to the FDA. This ANDA includes the results of the bioequivalence studies and other data such as in vitro specifications for the generic formulation, stability data, analytical data, methods validation and manufacturing procedures and controls. See "-- Government Regulation -- United
                              States -- ANDA Process".

Patents and Proprietary Rights
     The Company believes that patent and other intellectual property protection of its drug delivery and formulation technologies is important to its business and that its future will depend in part on its ability to obtain patents, maintain confidential and trade secret information and to operate without infringing the intellectual property rights of others.

Geomatrix Technology
     The company has two granted patents in respect of its core Geomatrix technologies. The first patent issued in Australia, New Zealand, Italy, Europe, Japan, the U.S. and Canada will expire in 2002 in Australia and New Zealand, 2005 in Italy, 2006 in the rest of Europe, Japan and the U.S., and 2009 in Canada. A second patent relating also to controlled rate release has been granted in Italy, the U.S. and Europe, Canada and Japan. These patents expire between 2009 and 2012.
     In addition the Company has several other granted patents, as well as applications filed in the major markets (Europe, the U.S., Japan, Canada, Australia and New Zealand), which continue to protect the technology to 2015. Further applications have been filed as recently as summer 1999.
     The patents and applications represent the variety of different swellable and gellable polymers for the core of a tablet containing an active drug and various surfaces covering the core. Later applications cover recent innovations and/or improvements to the original inventions.
     During the last twelve months the Company has had to defend a European opposition relating to one of its Geomatrix patents. In the opposition the European Patent Office upheld the views of the opposition. The Company is currently reviewing with its advisers the best course of action to continue to protect the technology covered by this patent.

DepoFoam Technology
     Through its acquisition of DepoTech corporation (renamed SkyePharma Inc.) in 1999 the company acquired a large portfolio of patents relating to the DepoFoam technology. There are in excess of 20 patent families relating to this technology, with patents granted in respect of these various families in the U.S., Japan, Australia, New Zealand, Europe, Canada and many other countries. The majority of these patents will continue in force until 2014. Additional filings of patent applications have been made for improvements of the initial technology and for innovative technology relating to this subject matter. These applications have been filed in the U.S., Australia, New Zealand, Canada, Japan, and Europe and in many other countries throughout the world.
     In addition, through a prior agreement entered into by SkyePharma Inc. with the Research Development Foundation ("RDF"), RDF granted certain rights, on an exclusive basis, relating to the DepoFoam technology to SkyePharma Inc. Under the agreement SkyePharma Inc. is obligated to prosecute certain patent applications and maintain issued patents relating to the licensed intellectual property. RDF retains the right to terminate the agreement or to convert the exclusive nature of the rights granted under the agreement, into a non-exclusive licence in the event that SkyePharma Inc. does not satisfy its contractual obligations including making certain minimum annual payments. Additional termination events include bankruptcy and a material breach of the agreement which is not remedied within a specified period. The termination of this agreement or the conversion to a non-exclusive agreement would have a material adverse effect on the Company.

Inhalation Technology
     The Company has three patent families in respect of this technology. The granted patent covers the device itself as well as several of the structural elements and features incorporated therein, and has been granted in Switzerland, Europe, the U.S., Australia, Canada, Japan and New Zealand and the first to expire of these patents, expires in 2015. The two other patent families relate to the dry powder, for use with the Dry Powder Inhaler. Applications for these two patents were filed in Switzerland and it is expected that further country filings will be made in due course.

Topical Technology
     The portfolio of intellectual property rights acquired from Hyal is very large and wide-ranging. Patents and applications covering many and varied uses of hyaluronic acid have been filed throughout the world. Following these filings, patents have been granted in, amongst others the U.S., Europe, Australia, New Zealand and South Africa, expiring between 2010 and 2013. Whilst the Company recognises the benefit of many of these patents and the corresponding applications it will refocus the portfolio to reflect the Company's commercial aims. Additionally the Company is involved in certain patent European oppositions which had been filed prior to the Company's acquisition of this technology. Further, the Company is in discussions with two companies regarding obtaining licenses to enable it to fully develop and exploit the topical technology.

Nano-particulate Technology
     The company has acquired a portfolio of two patent families in respect of the technology. These related to solid lipid nano-particles and to nano-suspensions which are useful for drug delivery. The granted patents for this technology are in Australia, Canada, Japan and Europe and will expire in 2012. There are also applications pending for this technology in the U.S. In respect of the nano-suspension technology there is a granted patent in the U.S. expiring in 2015 and corresponding applications filed in Europe, Australia, Canada, Japan as well as other countries. The company also has an exclusive licence under two further patent families one relating to solid polymer nano-particulate technology and the other to further developments in the areas of solid lipid nano-particles and nano-suspensions.

Patent Protection
     There can be no assurance that the Company will be issued with any additional patent or that if any patents are issued, they will provide the Company with significant protection or will not be challenged by third parties asserting claims against the Company concerning its existing products or with respect to future products under development by the Company. A claim has been filed by a third party asserting rights to one of the Company's recently acquired technologies and notification of other alleged infringements may be received by the Company in the future. The Company may not, in all cases, be able to resolve such allegations through licensing arrangements, settlement or otherwise. Furthermore the Company anticipates that any attempt to enforce its patent would be time consuming and costly. Moreover, the law of some foreign countries does not protect the Company's proprietary rights in the products to the same extent, as does the U.S. The U.S. patent and trademark Office has instituted changes to the U.S. patent law including changing the term to 20 years from the date of filing for applications filed after June 8, 1995. The Company cannot predict the effect that such changes on the patent laws may have on its business or on the Company's ability to protect its proprietary information and sustain the commercial viability of its products.

     There can be no assurance that the Company's patents or any future patents will prevent other companies from developing similar or functionally equivalent products. Furthermore, there can be no assurance that (1) any of the Company's future processes or products will be patentable, (2) any pending or additional patents will be issued in any or all appropriate jurisdictions, (3) the Company's processes or products will not infringe upon the proprietary rights of third parties, or (4) the Company will have the resources necessary to protect its patent rights against third parties. The inability of the Company to protect its patent and proprietary rights or the infringement by the Company of the patent or proprietary rights of others could have a material adverse effect on the Company's business, financial condition or results of operations.
     The Company also relies on trade secrets and proprietary know-how which it seeks to protect, in some cases through confidentiality clauses in agreements with its employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies from any breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors
     There has been substantial litigation in the pharmaceutical, biomedical and biotechnology industries with respect to the manufacture, use and sale of new products that are the subject of conflicting patent rights. Most of the brand name controlled-release products of which the Company is developing generic versions are covered by one or more patents. Under the Waxman-Hatch amendments, when a drug developer files an ANDA for a generic drug, and the developer believes that an unexpired patent, which has been listed with the FDA as covering that brand name product, will not be infringed by the developer's product or is invalid or unenforceable, the developer must so certify to the FDA. That certification must also be provided to the patent holder, who may challenge the developer's certification of non-infringement, invalidity or unenforceability by filing a suit for patent infringement. If a suit is filed within 45 days of the patent holder's receipt of such certification, the FDA can review and approve the ANDA, but is precluded from granting final marketing approval of the product until a final judgment in the action has been rendered or 30 months from the date the certification was received, whichever is sooner. Should a patent holder commence a lawsuit with respect to alleged patent infringement by the Company, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict. The Company evaluates the probability of patent infringement litigation with respect to its ANDA submissions on a case by case basis. The delay in obtaining FDA approval to market the Company's product candidates as a result of litigation, as well as the expense of such litigation, whether or not the Company is successful, could have a material adverse effect on the Company's business, financial condition or results of operations.

Manufacturing
Geomatrix and Inhalation Manufacturing
     The Company presently manufactures three Geomatrix products, Cordicant-Uno, Diclofenac-ratiopharm-uno and Madopar DR, and produces bio-batches for its collaborative partners. All of the present Geomatrix manufacturing operations take place at the Company's 9,647 square meter (103,850 square feet) facility in Muttenz, Switzerland. Historically, the chief limiting factor on the Company's manufacturing ability has been the lack of suitable space at its Muttenz site.
     To address this problem, in January 1997, the Company acquired an approximately 17,000 square meter (183,000 square feet) pharmaceutical manufacturing and production facility and an approximately 2,400 square meter (25,850 square feet) adjoining office complex near Lyon, France by acquiring 100% of the issued and outstanding share capital of Laboratories Novalis Production SAS ("Novalis"), a French company, from Wyeth-Lederle, a wholly-owned subsidiary of American Home Products Inc. ("AHP"), for a total consideration, excluding acquisition expenses, of two French francs and the assumption of liabilities in the amount of L891,000 arising out of a loan from Wyeth-Ayerst International, which is also a wholly-owned subsidiary of AHP. After the acquisition, Novalis changed its name to Jago Production SAS.

     The terms of the acquisition allowed the Company to gradually transfer manufacturing activities into the new facility over a three-year period (1997 to 1999) without assuming all of the operating costs of the facility up front. The Company packaged certain pharmaceutical products and other products ("Contract Products") on behalf of certain subsidiaries of AHP. The current manufacturing space was sufficient to allow the Company to continue to package the Contract Products on behalf of AHP and to install the Company's own manufacturing suite. The facility is in compliance with GMP with respect to the packaging operations and it had European regulatory approval to package the Contract Products. Under the original contract with AHP, AHP's subsidiaries compensated the Company on a sliding scale of 100%, 85% and 50% during the first, second and third year of the agreement, respectively, for the costs of operating the Lyon facility. AHP's subsidiaries were responsible for the registration of the Contract Products with all proper health, customs, and other authorities under applicable law, but the Company furnished assistance to AHP's subsidiaries from time to time in connection with their filing of documentation as is necessary for such registrations. In consequence of the expiration of the agreement on December 31, 1999, the Company and AHP negotiated a new two-year agreement for the Company to continue to supply a number of human pharmaceuticals, OTC and food products to AHP. Pricing for the products under the new two-year agreement have been negotiated for each product.
     The Company has substantially completed its Geomatrix manufacturing suite in the Lyon facility at a capital cost of approximately L6.8 million. This facility will be used to manufacture products for collaborative partners and for the Company. The facility will enable the Company to manufacture its own products in addition to contracting with third parties. The Muttenz facility will, however, remain the Company's principal research and development and laboratory facility for Geomatrix and inhalation products. The current manufacturing and large pilot batch operations are being transferred to the Lyon facility. Pilot batch operations began in November 1997 in the Lyon facility and full scale commercial manufacturing is expected to commence in the second half of 2000.
     The Company is in the process of expanding its operations at the Lyon facility to include production activities for dry powder inhaler products pursuant to the Novartis development contract, see "-- Proprietary Products -- Inhalation Products" at a capital cost to date of approximately L3.9 million.
     The Lyon facility was designed and built for drug production in 1993 by American Cyanamid but was used instead for packaging activities. The Company believes that it has substantially brought the facility into compliance with cGMP and FDA standards at a cost of approximately L0.8 million. The Company has hired a firm of U.S. FDA consultants to oversee the process. The FDA has inspected the Lyon facility and notified the Company that it plans to approve the Lyon facility for commercial manufacturing of Naproxen. This does not imply FDA approval of Naproxen. Final FDA approval will be given on approval by the FDA of a product to manufacture. There can be no assurance, however, that the Lyon facility will ultimately be found to be in compliance with cGMP or other regulatory requirements for the purposes for which the Company plans to use the facility. Failure to comply could result in significant delays in the Company's planned manufacturing efforts. The Company also could incur significant additional expense in bringing the facility into compliance with cGMP or other regulatory requirements.
     The Company currently has only a limited number of personnel experienced in the commercial manufacture of pharmaceuticals. Accordingly, before the Company commences manufacturing its product candidates in commercial quantities, significant expenditures and additional personnel will be required. There can be no assurance that the Company will be able to establish a successful manufacturing operation.

DepoFoam Manufacturing
     In connection with its collaborative arrangements, the Company intends to maintain exclusive formulation and manufacturing rights to any DepoFoam encapsulated drugs, including products of corporate partners, and expects to receive compensation based on both manufacturing costs of the product and the value added by the Company to the partner's product. The Company commenced manufacturing DepoCyt for commercial distribution and sale following approval of this drug in April 1999. Manufacturing is in an approximately 2,020 square meter (21,746 square feet) facility built for this purpose. This facility complies with current good manufacturing practice regulations and has been approved for the manufacture of DepoCyt by the FDA and licensed for drug manufacturing by the State of California. Clinical trial materials are also manufactured in this facility. The Company must undergo and pass a pre-approval inspection for many countries outside the U.S. in which applications to obtain marketing approval may be filed. Prior to marketing DepoCyt (and any other drugs) outside the U.S., the Company will need to meet applicable regulatory standards, achieve prescribed product quality and reach necessary levels of production of such products and obtain marketing approvals.
     In October 1999, SkyePharma Inc., discovered that two lots of DepoCyt did not meet specifications and recalled these lots. Investigations identified that changes in a supplier's specification of a raw material resulted in reproducible product release not being achieved for DepoCyt. Stable product has now been produced. Presently SkyePharma Inc. is preparing the necessary documentation for FDA review to re-supply the market. The product is presently available on a physician-requested compassionate basis. Commercial sale of this product is on hold while SkyePharma Inc. and its U.S. partner, Chiron Corporation, work with the FDA to resolve various manufacturing issues.
     In addition, SkyePharma Inc. leases an approximately 7,600 square meter (82,000 square feet) facility housing its administrative, research and development and future manufacturing activities. Effective June 1999, the Company subleased to a third party approximately 14,900 square feet of this facility. This lease expired on May 31, 2000 and SkyePharma Inc. is currently in negotiations with new tenants to sublease this area. Prior to commencing commercial manufacturing operations from this facility, the Company will need to comply with additional and necessary validation, regulatory and inspection requirements.
     To date, SkyePharma Inc. has relied on a particular method of manufacture for products based on its DepoFoam technology which involves processes known only to SkyePharma Inc. There can be no assurance that this method will be applicable to all pharmaceuticals the Company desires to commercialize. Further, the yield of DepoFoam product may be highly variable for different drugs. Finally, the Company will need to successfully meet any manufacturing challenges associated with the characteristics of the drug to be encapsulated. The physical and chemical stability of the DepoFoam formulation may vary with each drug over time and under various storage conditions. There can be no assurance that the manufacturing process will result in economically viable yields of product or that it will produce formulations of therapeutic products sufficiently stable under suitable storage conditions to be commercially useful.
     In the event that the Company decides to pursue alternative manufacturing methods for some or all of its injectible drugs utilizing DepoFoam, there can be no assurance that these methods will prove to be commercially practical or that the Company will have or be able to acquire rights to use such alternative methods.

Product and Raw Material Supply
     The Company's collaborative pharmaceutical company partners rely on certain suppliers of key raw materials. Certain of those materials are purchased from single sources and others may be purchased from single sources in the future. Although the Company has no reason to believe that its collaborative pharmaceutical company partners will be unable to procure adequate supplies of such raw materials on a timely basis, disruptions in supplies, including delays due to the inability of the Company's pharmaceutical company partners, the Company or its manufacturers to procure raw materials, would have a material adverse effect on the Company's business.

     The Company currently relies on a limited number of suppliers to provide the materials used to manufacture its DepoFoam products. Some of these materials are purchased only from one supplier. In the event the Company could not obtain adequate quantities of necessary materials from its existing suppliers, the Company might not be able to access alternative sources of supply within a reasonable period of time or at commercially reasonable rates. Regulatory requirements for pharmaceutical products tend to make the substitution of suppliers costly and time-consuming. The unavailability of adequate commercial quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of materials could have a material adverse effect on the Company's ability to manufacture and market its products.
     One of the DepoFoam Injectable products in development, DepoMorphine, has morphine sulphate as its active ingredient. Morphine sulphate is classified as a Scheduled Drug by the DEA. The DEA has determined that these drugs have a high potential for abuse and could lead to severe psychological or physical dependence. The DEA controls the national production and distribution of certain Scheduled Drugs in the U.S. by allocating production quotas based, in part, upon the DEA's view of national demand. While SkyePharma Inc. has a DEA license to use morphine sulphate in its research and manufacturing of DepoMorphine for clinical studies, SkyePharma Inc. might not be able to obtain the required DEA licenses to manufacture commercial quantities of DepoMorphine.
     The principal components used in the Company's generic product candidates are active and inactive pharmaceutical ingredients and certain packaging materials. Source suppliers for materials for the Company's products must be approved by the FDA, and in some instances only one source supplier may be available or approved for certain materials. Development and approval of the Company's products are dependent upon the Company's ability to procure active and inactive ingredients and certain packaging materials from FDA-approved sources. FDA approval of a new supplier would be required if such active and inactive ingredients or packaging materials were no longer available from an initially approved supplier. The qualification of a new supplier would delay the manufacture of the drug involved. The Company's policy is to seek, where possible, a second qualifying source of raw materials for all of its product candidates.
     Two of the Company's generic product candidates, which are in early stages of formulation, require substances which are classified as Scheduled Drugs by the DEA. The Company's generic product candidates, which are in early stages of formulation, may not be successfully formulated and if successfully formulated the Company might not be able to obtain commercial quantities of the raw materials or obtain the required licenses from the DEA.

Joint Venture with Genta
     The Company has a Joint Venture with Genta to develop Geomatrix controlled-release formulations of a range of drugs that have lost, or are about to lose, marketing exclusivity or patent protection. The Joint Venture was established in 1992. Pursuant to a working capital agreement, Genta funds the Joint Venture's operations. For its part, the Company contributed to the Joint Venture licenses to the Geomatrix technologies to develop controlled-release formulations for an agreed upon list of off-patent (or soon to be off-patent) drugs. All of the development work in respect of the products in the Joint Venture is performed by the Company at its research facility in Muttenz, Switzerland.
     The Joint Venture was structured such that funding from Genta was made in the form of working capital loans that bear interest and by their terms were to be repaid in full in October 1998, or earlier in the event certain revenues were received by the Joint Venture from third parties. If any products in the Joint Venture were successfully developed and commercialized, the Joint Venture was obligated to repay the outstanding working capital loan to Genta and pay the Company a predetermined royalty on net sales of such products. Following such payments, all earnings of the Joint Venture were to be shared equally by the Company and Genta.
     The Joint Venture gained rights from the Company to develop, commercialize and manufacture Geomatrix versions of approximately 50 additional products. In October 1996, as a result of ongoing financial difficulties being experienced by Genta, the Company acquired from the Joint Venture the licenses to the Geomatrix technologies in respect of what it considered to be the six most commercially viable compounds in the product portfolio referred to. The products include AB-rated diclofenac (Voltaren-XR), AB-rated naproxen (Naprelan) and AB-rated verapamil HCI (Covera HS). The Company paid $1 million to the Joint Venture in consideration of this and agreed to make additional payments if specified development milestones are achieved on a product by product basis. In addition, the Company agreed to assume the research and development costs of formulating the new products. If such products are successfully formulated and approved, the Company expects that they would be marketed in the U.S. by licensing partners. Not all of these products are currently in active development.
     Over recent years Genta has been unwilling or unable to meet its funding obligations to the Joint Venture in the opinion of the Company. In May 1997 the Company served formal notices of default on the Joint Venture under various agreements it has with the Joint Venture, with respect to amounts due and outstanding under these agreements. The Joint Venture has not formally replied to these notices of default nor cured the claimed breaches of contract pursuant to the relevant provisions of the agreements. Since that time Genta and the Company have been involved in negotiations to resolve all issues on an amicable basis. Consequently on March 4, 1999, an agreement was signed between the Company and Genta concerning the future operation of the Joint Venture. Under the terms of this agreement existing balances between the Joint Venture company and the parent companies were waived. These are principally unpaid development cost invoices due to the Company and the loan notes due to Genta. In addition, Genta is released from future funding obligations.
     The Company became responsible for all obligations under existing development and license agreements between the Joint Venture and third parties and the Company is solely responsible for the future development, marketing, distribution, manufacturing and funding of future Joint Venture products.
     The Joint Venture's share of any future revenues arising from products originating from the Joint Venture will be shared between the parent companies according to agreed formulae and a distribution schedule which allows for payment of sums which give recognition to the working capital advances made by Genta before reverting to a 50/50 share. The intent is to ensure that the rights of the parties, pre-existing the agreement, are fully compensated.
     The agreement relating to the Joint Venture was accounted for in 1999 and did not have a material impact on the 1999 reported results. Non-operating income of L0.4 million was recorded in 1999 resulting from the sale of shares held in Genta Inc., previously written down to zero, following conclusion of the agreement.

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

Government Regulation
     All drugs and medical devices, including the Company's products under development, are subject to extensive regulation in the U.S. and Europe, the Company's two principal markets. In the U.S., the primary regulatory body is the FDA, although to a lesser extent state and local authorities are also involved in the regulatory process. In Europe, each country has its own regulatory agency. In both the U.S. and Europe, the applicable regulations govern or influence the development, testing, manufacture, safety, labeling, storage, record keeping, approval, advertising, promotion, sale and distribution of prescription pharmaceutical products. Pharmaceutical manufacturers are also subject to certain record keeping and reporting requirements, establishment registration and product listing and agency inspections.

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

     NDA Process
     An NDA is a filing submitted to the FDA to obtain approval of a new drug or a new formulation of an existing drug and must contain complete preclinical and clinical safety and efficacy data or a right of reference to such data. Before dosing a new drug in healthy human subjects or patients may begin, stringent government requirements for preclinical data must be satisfied. The preclinical data, typically obtained from studies in animal species, as well as from laboratory studies, are submitted in an Investigational New Drug application, or its equivalent in countries outside the U.S., where clinical trials are to be conducted. The preclinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initiation of clinical trials.
     Clinical trials are typically conducted in three sequential phases, Phase I, II and III, although the phases may overlap. A description of each of these phases of development is included in "Research and Development -- Development Process for Brand-Name Pharmaceuticals". Data from preclinical testing and clinical trials are submitted to the FDA as an NDA for marketing approval. The process of completing clinical trials for a new drug is likely to take several years and require the expenditure of substantial resources. Preparing an NDA or marketing authorization application involves considerable data collection, verification, analysis and expense, and there can be no assurance that approval from the FDA will be granted on a timely basis, if at all. The approval process is affected by a number of factors, primarily the risks and benefits demonstrated in clinical trials as well as the severity of the disease and the availability of alternative treatments. The FDA may deny an NDA or marketing authorization application if the regulatory criteria are not satisfied, or such authorities may require additional testing or information.
     Even after initial FDA approval has been obtained, further studies, including Phase IV post-marketing studies, may be required to provide additional data on safety and will be required to provide approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. Also, the FDA or other regulatory authorities require post-marketing reporting to monitor the adverse effects of the drug. Results of post-marketing programs may limit or expand the further marketing of the products. Further, if there are any modifications to the drug, including changes in indication, manufacturing process or labeling or a change in manufacturing facility, an application seeking approval of such changes must be submitted to the FDA or other regulatory authority. Additionally, the FDA regulates post-approval promotional labeling and advertising activities to assure that such activities are being conducted in conformity with statutory and regulatory requirements. Failure to adhere to such requirements can result in regulatory actions which could have a material adverse effect on the Company's business, results of operations and financial condition.

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

     Other Regulation
     The Prescription Drug Marketing Act ("PDMA"), which amends various sections of the FDCA, imposes requirements and limitations upon drug sampling and prohibits states from licensing wholesale distributors of prescription drugs unless the state licensing program meets certain federal guidelines that include, among other things, state licensing of wholesale distributors of prescription drugs under federal guidelines that include minimum standards for storage, handling and record keeping. In addition, the PDMA sets forth civil and criminal penalties for violations of these and other provisions. Various sections of the PDMA are still being implemented by the FDA and the states. Nevertheless, failure by the Company's distributors to comply with the requirements of the PDMA could have a material adverse effect on the Company's business, results of operations and financial condition.
     Manufacturers of marketed drugs must comply with cGMP regulations and other applicable laws and regulations required by the FDA, the Environmental Protection Agency, the DEA, the HPB in Canada, the EMEA/CPMP in the European Union and other regulatory agencies. Failure to do so could lead to sanctions, which may include an injunction suspending manufacturing, the seizure of drug products and the refusal to approve additional marketing applications. The Company seeks to ensure that any third party with whom it contracts for product manufacturing will comply with cGMP. The FDA conducts periodic inspections to ensure compliance with these rules. However, there can be no assurance that any such third parties will be found to be in compliance with cGMP standards. Any such non-compliance could result in a temporary or permanent interruption in the development and testing of the Company's planned products or in the marketing of approved products, as well as increased costs. Such non-compliance could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, SkyePharma Inc.'s manufacturing facility located in San Diego, California is regulated by the State of California, Department of Health Services, Food and Drug Branch, and the U.S. DEA.

European Union Regulation
     The European drug registration system is based on co-operation between the European Medicines Evaluation Agency (EMEA), established in London, and competent national authorities of the member states of the European Union.
     Since 1995, two new registration procedures have been available throughout the European Union.
     The first of these is a centralized procedure which is compulsory for medicinal products derived from biotechnology, and available at the request of companies for other innovative new products. Applications are submitted directly to the EMEA in London. At the conclusion of the EMEA's internal scientific evaluation, the opinion of the EMEA's scientific committee is transmitted to the European Commission, the approval of which will form the basis of a single market authorization applying to the whole European Union.

     The second procedure is 'mutual recognition' which is mandatory for most conventional medicinal products. It is based upon the principle of mutual recognition of national authorizations and it provides for the extension of a marketing authorization granted by one member state of the European Union to one or more other member states identified by the applicant. Should the original national authorization not be recognized in another member state the points in dispute are submitted to EMEA's scientific committee for arbitration.
     In both cases, the final decision is adopted by the European Commission, with the assistance of the EMEA or, in the event of serious disagreement between the member states, by the European Council. In addition, certain European countries outside the European Union follow the decisions of the European Commission.
     In addition to the above forms of regulation, price constraints on pharmaceutical products exist in most countries either through governmental regulation or pressure from healthcare organizations. In some countries, governments or governmental agencies are substantial purchasers of human healthcare products and this also imposes an indirect form of regulation on the industry.

Employees
     As of December 31, 1999, the Company had 364 employees, of whom 50 were involved in corporate management and administration and 7 were involved in marketing operations. The Company had 161 employees in its research and development activities and 146 in manufacturing operations. The Company's employees include approximately 155 scientists, of whom 68 hold PhDs, masters or medical degrees.

RISK FACTORS
     The Company is exposed to certain risks that arise from the activity of developing and manufacturing drug products.

Extensive government regulation may cause increased costs and delays in developing and marketing products
     The Company is subject to extensive government regulation. The FDA, European and other national regulatory authorities require rigorous preclinical testing, clinical trials and other approval procedures for human drugs.
Numerous regulations also govern the manufacturing, safety, labeling, storage, record keeping, reporting and marketing of human drugs. These requirements vary widely from country to country and the time required to complete preclinical testing and clinical trials and to obtain regulatory approvals to sell drugs is uncertain. The process of obtaining these approvals and complying with applicable government regulations is time consuming and expensive. If the FDA or other national regulatory authorities require additional clinical trials, the Company could face increased costs and significant development delays before the Company will be able to sell its products commercially. In addition, changes in regulatory policy or additional regulations adopted during product development could also result in delays or rejections.
     All of the improved outcome and new Geomatrix products that the Company develops will require a new drug application filing with the FDA before they can be marketed in the U.S. Based on current practice, the Company expects that it will take approximately two years from the date of filing for the FDA to approve a new drug application for a Geomatrix product formulation, although the Company cannot predict the exact time required with any certainty.
     DepoFoam products are at an early stage of development. In March 1999, DepoCyt was approved by the FDA for lymphoma. The Company cannot be certain that it will obtain further regulatory approvals of any of such products. To date, only three potential DepoFoam products have been subjected to human testing. Potential DepoFoam products will require expensive and lengthy testing and regulatory clearances before they can be sold commercially. DepoFoam products may not prove safe and effective in clinical trials, meet applicable regulatory standards, or be capable of being made at acceptable cost or successfully commercialized. In addition, preclinical or clinical testing may not accurately predict safety or effectiveness in broader human use. Unexpected delays in the regulatory approval process may also occur. Even if the FDA and other regulatory authorities approve potential DepoFoam products for marketing, the products still may not achieve broad market acceptance.

Competition and technological change may render the Company's products or technologies uncompetitive or obsolete
     The drug development industry is highly competitive and rapidly evolving, with significant developments expected to continue at a rapid pace. The Company's success will depend on maintaining a competitive position and developing efficient and cost-effective products and technologies. The
Company's products will compete with other drugs and methods for delivering drugs. The Company cannot be certain that any of its products will have advantages that will be significant enough to cause medical professionals to use them. New drugs or further development in alternative drug delivery methods may provide greater benefits or may offer comparable performance at lower cost than the Company's methods. The Company cannot be certain that developments by other companies will not render its products or technologies uncompetitive or obsolete.
     Many of the Company's competitors have longer operating histories and greater financial, marketing and other resources. Such competitors may prove to be more successful in developing competing technologies, obtaining regulatory approvals and marketing their products than the Company's because of greater financial resources, stronger sales and marketing teams or other factors.

     The Company will face a variety of competitors with respect to the products it is developing under its collaborative arrangements with leading pharmaceutical companies. Specifically,
     * products developed and produced by such collaborative arrangements may compete with products produced internally by one or more of the Company's other collaborative partners;
     * proprietary and generic products developed and produced by such collaborative arrangements may face competition from generic substitutes produced by other companies; and
     * generic products developed and produced by the Company may compete against branded products produced by one or more of the Company's collaborative partners.
     Due to the Company's reliance on the important financial and technological contributions made by the Company's pharmaceutical company partners, any of these outcomes could adversely affect the Company's business.

The Company's business may give rise to product liability claims not covered by insurance or indemnification
     The design, development and manufacture of the Company's products involve an inherent risk of product liability claims.
     The Company has obtained product liability insurance in respect of the improved outcome or new pharmaceutical products the Company is developing in conjunction with the Company's collaborative partners although the Company generally relies on indemnity provisions in its agreements with such partners to protect the Company against the possibility of product liability claims.
This product liability insurance also covers liabilities associated with the commercial sale of DepoCyt and other products that may progress to commercial sale.
     The Company has obtained clinical trial product liability insurance for current human clinical trials and bioequivalence studies involving its products under development and the Company intends to obtain insurance for future clinical trials and bioequivalence studies of additional products under development. The Company cannot be certain, however, that it will be able to obtain or maintain insurance for any of its future human clinical trials or bioequivalence studies.
     The Company believes that its product liability insurance, together with the indemnity provisions in its collaborative agreements, is adequate for current operations. However, the coverage limits of the Company's insurance or the indemnity provisions in the Company's collaborative agreements may not be adequate to cover all potential claims. Product liability insurance, especially in respect of the Company's U.S. operations, is expensive and may be difficult to maintain. In addition, product liability insurance may not be available to the Company in the future on commercially reasonable terms, if at all. A successful claim against the Company in excess of the Company's insurance coverage or outside the scope of the indemnity given by its collaborative partners could adversely affect the business.

The Company's revenues may be reduced and costs increased as a result of third-party payor cost containment measures
     The Company's ability to achieve profitability in its businesses depends in part on the extent to which appropriate levels of reimbursement for products and related treatments are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations. These third-party payors are increasingly challenging the pricing of pharmaceutical products. The trend toward managed healthcare in the U.S. and the growth of organizations such as health maintenance organizations in the U.S. could significantly influence the purchase of pharmaceutical products, resulting in lower prices and reduced demand for the Company's products under development. Such cost containment measures could affect the Company's ability to sell products under development and may adversely affect the Company.

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

The Company may not achieve future profitability
     The Company has not generated any earnings to date from its pharmaceutical operations and has incurred substantial net losses in its recent fiscal years. As of December 31, 1999, the Company had accumulated consolidated shareholders' funds of L72.1 million. The time required to reach profitability is uncertain. While the Company's internal forecasts indicate that the Company may achieve profitability in 2001, this is dependent upon the level of discretionary investment the Company chooses to make in furthering its own product portfolio and other factors, including those described below, and therefore the Company cannot assure you that it will be able to achieve profitability, or sustain profitability if it is attained. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations".
     The Company's future profitability will additionally depend, among other things, on whether it will, alone or together with its partners, be able to:
     * develop products utilizing its technologies, either independently or in collaboration with other pharmaceutical companies;
     *     receive necessary regulatory and marketing approvals;
     *     establish and enhance its manufacturing;
     *     achieve market acceptance for such products;
     * receive royalties on products that have been approved, marketed or submitted for marketing approval with regulatory authorities in line with the Company's current forecasts; and
     *     maintain sufficient funds to finance its activities.

The Company is dependent on Geomatrix and DepoFoam technologies as to which further successful development is uncertain
     The Company's ability to increase revenues and achieve profitability is largely dependent on its Geomatrix and Depofoam technologies. Approximately 38% of the Company's revenues for the year ended December 31, 1999 was derived from royalties, contract development and milestone payments relating to its Geomatrix technologies and approximately 20% relating to its DepoFoam technologies. In order to increase revenues from Geomatrix and DepoFoam technologies the Company must continue to obtain new development contracts for third parties. The Company cannot assure you that it will be able to obtain such contracts.
     The Company has successfully developed drug products incorporating three Geomatrix technologies which are currently on the market. However, the Company cannot assure that it will be able to develop successfully future products incorporating these delivery systems. The development and formulation of oral controlled-release products is difficult and time consuming. Each drug compound is different, and there can be no assurance that a drug delivery system that works with one product will work with another.
     The Company is currently formulating products utilizing other Geomatrix technologies. However, the Company cannot assure that these efforts will be successful. One of these technologies, the Multiple Pulse system, has only been subject to limited in vivo (human) clinical testing. Consequently, the Company cannot assure that drugs utilizing the Multiple Pulse System will be successfully formulated and approved.
     The Company has successfully developed one drug product incorporating DepoFoam technologies which was approved by the FDA in April 1999. However the Company cannot assure you that it will be able to develop successfully future products utilizing the DepoFoam technologies. The development and formulation of injectable controlled-release products is difficult and time-consuming. Each drug compound is different and there can be no assurance that a drug delivery system that works with one product will work with another.
     Even after a product incorporating the Geomatrix or DepoFoam technologies has been successfully formulated and approved, its commercial success is not assured. In order to gain medical and commercial acceptance, a product generally must demonstrate some performance improvements and other benefits over products incorporating the same or similar drug compounds. In some cases, these benefits may be difficult to establish.

The failure by the Company's collaborative partners to provide funding, obtain regulatory approvals and conduct marketing activities could adversely affect the Company's business
     Funding. The Company has entered into a number of collaborative arrangements with leading pharmaceutical companies for the development and commercialization of products using its technologies. The Company generally depends upon its collaborative partners for the funding of such efforts. An inability to continue to obtain funding for its development activities through its collaborative arrangements would adversely affect the Company's business.
     Regulatory Approvals. In addition, the Company generally depends upon its collaborative partners to secure the necessary regulatory approvals for improved outcome and new pharmaceuticals utilizing its technologies. The
Company has no control over the timing and location of the regulatory filings. Its partners may follow a regulatory strategy that does not maximize the royalty income that the Company will receive from its technologies. In addition, the Company's partners may choose not to file for regulatory approval of a product successfully formulated with the technologies. Even if the Company's partners do file for regulatory approval, they may fail to devote the necessary resources and expertise to secure the approval.
     Marketing. At present the Company is not involved in the consumer marketing of improved outcome or new products formulated with its technologies. The Company depends on its collaborative partners for such marketing. The Company's partners are not obligated to market products incorporating its technologies, even if such products are successfully developed and approved. Although the Company has no reason to believe that its partners will not market a successfully developed and approved product, the Company cannot assure you that this will be the case. The Company's future revenues largely depend on the success of such marketing efforts, which are beyond its control.

If the Company is unable to obtain additional funding on favorable terms, it will adversely affect the Company's research and development and ability to commercialize its products
     The Company believes that its currently available funds will be sufficient for the needs of its operations through at least the next twelve months.
     If the Company's currently available funds and internally generated cash flow are not sufficient to satisfy its financing needs, the Company would be required to seek additional funding through other arrangements with corporate collaborators, through bank borrowings or through public or private sale of its securities, including equity securities. Any such collaboration could result in limitations on the Company's ability to control the research, development and commercialization of resulting products, if any, as well as its profits therefrom. In addition, the terms of any future bank borrowings could place restrictions on the Company's ability to take certain actions, and any equity financing could result in dilution to the Company's shareholders. The Company does not currently have any committed sources of additional capital. There can be no assurance that additional funds will be available on a timely basis, on favorable terms or at all, or that such funds, if raised, would be sufficient to permit the Company to continue to conduct its operations. If adequate funds are not available, the Company may be required to curtail significantly, or discontinue, one or more of its research and development programs.
     The Company's ability to meet its future capital requirements will depend on many factors. These include:
     * the Company's ability to maintain existing collaborative arrangements and to establish and maintain new collaborative arrangements with others;
     * the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;
     * complying with regulatory requirements; competing technological and market developments;
     *     changes in the Company's existing research relationships; and
     * the effectiveness of product commercialization activities and arrangements.
     For more information on the Company's liquidity and capital resources, see "Item 1. Description of Business -- Collaborative Arrangements" and "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations".

A failure to obtain and maintain patents and proprietary rights may adversely affect the Company's business
     The Company's success, competitive position and amount of royalty income will depend in part on its ability to obtain and maintain patent and trade secret protection, particularly of its drug delivery technologies.
     The Company believes that patent and other intellectual property protection of its drug delivery and formulation technologies is important to its business and that its future will depend in part on its ability to obtain patents, maintain confidential and trade secret information and to operate without infringing the intellectual property rights of others.

     There can be no assurance that the Company will be issued with any additional patent or that if any patents are issued, they will provide the Company with significant protection or will not be challenged by third parties asserting claims against the Company concerning its existing products or with respect to future products under development by the Company. The Company has received notification from a third party asserting rights to one of the Company's recently acquired technologies and notification of other alleged infringements may be received by the Company in the future. The Company may not, in all cases, be able to resolve such allegations through licensing arrangements, settlement or otherwise. Furthermore the Company anticipates that any attempt to enforce its patent would be time consuming and costly. Moreover, the law of some foreign countries does not protect the Company's proprietary rights in the products to the same extent, as do the U.S.. The U.S. patent and trademark Office has instituted changes to the U.S. patent law including changing the term to 20 years from the date of filing for applications filed after June 8, 1995. The Company cannot predict the effect that such changes on the patent laws may have on its business or on the Company's ability to protect its proprietary information and sustain the commercial viability of its products.
     The Company also relies on trade secrets and other unpatented proprietary information in its product development activities. To the extent that the company relies on trade secrets and unpatented know-how to maintain its competitive technological position, there can be no assurance that others may not independently develop the same or similar technologies. The Company seeks to protect trade secrets and proprietary knowledge, in some cases through clauses in confidentiality agreements with its employees, consultants, advisors and collaborators. Nevertheless, these agreements may not effectively prevent disclosure of the Company's confidential information and may not provide the Company with an adequate remedy in the event of unauthorized disclosure of such information. If the Company's employees, scientific consultants or collaborators develop inventions or processes independently that may be applicable to the Company's products under development, disputes may arise about ownership of proprietary rights to those inventions and processes. Such inventions and processes will not necessarily become the Company's property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of the Company's proprietary rights. Failure to obtain or maintain patent and trade secret protection, for any reason, would adversely affect the Company's business.
     The Company has entered into a number of collaborative arrangements with leading pharmaceutical companies for the development and commercialization of improved outcome and new products. In connection therewith, the Company shares certain of its proprietary knowledge with such collaborative partners. Although the Company's patents and other proprietary rights are designed to protect the Company from infringement by such collaborative partners, there can be no assurance that the Company's patents or other proprietary rights will prevent its collaborative partners from developing similar or functionally equivalent products.
     The Company engages in collaborations, sponsored research agreements and other arrangements with academic researchers and institutions some of which have received and may receive funding from government agencies. Although the Company seeks to retain ownership of all intellectual property rights pertaining to inventions which may result from such collaborations, there can be no assurance that the governments, the institutions or researchers or other third parties will not have rights to such inventions to the extent permitted under applicable law.
     For more information on the Company's patents and proprietary rights see "Patents and Proprietary Rights".

The Company may not be able to maintain its exclusive technology rights to DepoFoam from Research Development Foundation
     The Company's DepoFoam business depends on its ability to continue to use exclusive technology rights that Research Development Foundation assigned to a subsidiary of the Company.

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

If the Company's Lyon manufacturing facility fails to meet required standards, it could result in delays in manufacturing and additional costs
     Currently, the Company conducts only limited manufacturing activities at its principal facility in Muttenz, Switzerland. The Company has acquired an additional larger facility in Lyon, France that it plans to use for additional scale-up manufacturing as well as for manufacturing commercial quantities of its product candidates. The Company has completed its Geomatrix manufacturing suite in the Lyon facility and has substantially brought the facility into compliance with current good manufacturing practices and FDA standards. There can be no assurance, however, that the Lyon facility will ultimately be found to be in compliance with cGMP or other regulatory requirements for the purposes for which the Company plans to use the facility. Failure to comply could result in significant delays in the Company's planned manufacturing efforts. The Company also could incur significant additional expense in bringing the facility into compliance with current good manufacturing practices or other regulatory requirements. The Company cannot assure you that it will be able to successfully complete its plans for additional scale-up manufacturing or for manufacturing commercial quantities of its product candidates.

A  failure  to  successfully  scale-up   the  Company's  DepoFoam  manufacturing
operations could adversely affect the Company's business.
     If the Company fails to successfully scale-up its DepoFoam manufacturing operations or to comply with applicable regulations, its business will be adversely affected. In particular, the Company could lose its manufacturing rights under its key collaboration agreements with Chiron and Pharmacia Corporation. The Company's DepoFoam manufacturing operations in San Diego will need to meet ongoing commercial requirements for all markets in which its products have been approved. In addition, the Company's manufacturing operations for DepoCyt will need to pass pre-approval inspections by regulatory agencies for countries in which there are regulatory filings to market DepoCyt. In October 1999, SkyePharma Inc. discovered that two lots of DepoCyt did not meet specifications and recalled these lots. Investigations identified that changes in a supplier's specification of a raw material resulted in reproducible product release not being achieved for DepoCyt. Stable product has now been produced. Presently SkyePharma Inc. is preparing the necessary documentation for FDA review to re-supply the market. The product is presently available on a physician-requested compassionate basis. Commercial sale of this product is on hold while SkyePharma Inc. and its U.S. partner, Chiron Corporation, work with the FDA to resolve various manufacturing issues. For all other DepoFoam products, the Company will need to significantly scale-up its current manufacturing operations. The Company will also need to comply with regulations in the U.S. and foreign countries relating to achieving the prescribed quality and required levels of production of its DepoFoam products and obtaining marketing approval.

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

The Company may not be able to obtain the materials necessary to manufacture its DepoFoam products
     The Company currently relies on a limited number of suppliers for materials used to manufacture its DepoFoam products. Some of these materials are purchased only from one supplier. If the Company cannot obtain the materials it needs from its existing suppliers, the Company may not be able to access alternative sources of supply within a reasonable period of time or at commercially reasonable rates. In addition, regulatory requirements applicable to drugs tend to make the substitution of suppliers costly and time-consuming. The unavailability of adequate commercial quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of materials could adversely affect the Company's ability to manufacture and market its DepoFoam products.
     One of the DepoFoam injectable products in development, DepoMorphine, has morphine sulphate as its active ingredient. Morphine sulphate is classified as a scheduled drug by the DEA. While Skyepharma Inc. has a DEA license to use morphine sulphate in its research and manufacturing of DepoMorphine for clinical studies, SkyePharma Inc. might not be able to obtain the required DEA licenses to manufacture commercial quantities of DepoMorphine.

The Company's manufacturing process may not be suitable for all of the DepoFoam products the Company desires to commercialize
     To date, SkyePharma Inc. has relied on a particular proprietary method of manufacturing its potential DepoFoam products. The Company cannot be certain that this method will be applicable to all potential products it desires to commercialize. The problems that may arise include:
* the Company may not be able to meet manufacturing challenges that arise concerning particular drugs to be incorporated in DepoFoam;
* the Company's manufacturing process may not result in viable yields of DepoFoam products; and
*      the physical and chemical stability of DepoFoam products may vary.
     If the Company decides to pursue alternative manufacturing methods for some or all of its drugs, it cannot be certain that these methods will prove to be commercially practical or that it will have the right to use any alternative methods.

The Company may expend significant time and resources related to existing and potential legal proceedings
     In April 1998, a class action lawsuit was filed against DepoTech (renamed SkyePharma Inc.) and two of its former officers. The lawsuit alleges violations of federal securities laws and seeks unspecified money damages on behalf of a class of shareholders who purchased DepoTech common stock during the period April 1, 1996 through December 18, 1997. On May 11, 1999, the Judge granted SkyePharma Inc.'s motion to dismiss and dismissed the plaintiffs' complaint with leave to amend by June 8, 1999. The plaintiffs timely filed an amended complaint and the defendants responded with a motion to dismiss. After completion of several rounds of briefing and supplemental briefing on the motion, the Court denied the motion without prejudice to the defendants and without addressing its merits, and instructed the parties to repeat the process from the beginning. Pursuant to a Court-ordered schedule, the plaintiffs filed their Second Amended Complaint by April 14, 2000. The parties are to complete briefing of the defendants' anticipated motion to dismiss the Second Amended Complaint by July 31, 2000, and the motion has been scheduled for hearing on August 7, 2000. The Company believes the lawsuit is without merit and intends to defend it vigorously. The pending litigation against the Company and any future litigation brought against the Company or its employees, regardless of the outcome, may result in substantial cost and expense to the Company and significant diversions of time and effort by its employees.

     On June 13, 2000, a summons was filed in respect of a claim by RTP Pharma Corporation against SkyePharma PLC and others in the U.S. District Court for the District of Columbia. The lawsuit seeks the correction of inventorship of a U.S. patent, U.S. Patent Number 5,858,410 together with unspecified monetary damages on behalf of RTP Pharma Corporation.



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

     The Company acquired its Jago subsidiary in May 1996 from Dr. Jacques Gonella, who is a director of the Company, for a combination of cash and shares. In addition to the initial purchase price, the Company agreed to an earn-out arrangement with Dr. Gonella whereby Dr. Gonella is entitled to receive payments dependent on certain revenues related to Geometrix technologies. For a description of the earn-out arrangement with Dr. Gonella, see "Item 13. Interest of Management in Certain Transactions -- Certain Arrangements in Respect of the Jago Acquisition".

     The Company acquired its Krypton subsidiary in a share-for-share exchange in January 1996 from a series of trusts in which Ian Gowrie-Smith, who is the Executive Chairman of the Company, certain former directors and an employee of the Company had interests. Pursuant to an earn-out arrangement, the Company agreed to pay additional consideration consisting of ordinary shares and warrants dependent upon certain milestones relating to achieving regulatory approvals for the sale of certain Krypton products and the sales and profitability of such products. See "Item 13. Interest of Management in Certain Transactions -- Certain Arrangements in Respect of the Krypton Acquisition".

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



Principal Shareholders may influence the outcome of shareholder approvals and hinder a change in control that might be in your interest

     As of May 31, 2000, the directors and officers of the Company as a group owned approximately 28.0% of the outstanding ordinary shares. As a result, certain directors, officers and shareholders may be in a position to exert significant influence in the election of the Company's directors and officers and other corporate actions that require shareholder approval. The Board of Directors of the Company consists of 10 people, including Dr. Gonella and the other individuals mentioned above under "-- Potential conflicts of interests may arise from related party transactions". On June 9, 2000, Mr Gowrie-Smith, the Executive Chairman of the Company, disposed of 12,000,000 ordinary shares. This represented 2.36% of the issued share capital of the Company on that date.



Exchange rate fluctuations may adversely affect the Company's results of operations and financial position

     Approximately 87% of the Company's sales for the year ended December 31, 1999 were derived from customers located outside the United Kingdom. Since the revenue and expenses of the Company's foreign operations are generally denominated in U.S. dollars, French francs and Swiss francs, exchange rate fluctuations between such currencies and the pound sterling will subject the Company to foreign exchange risk with respect to the reported results of its foreign operations. The Company does not currently hedge against the effect of currency translation on its reported results but does, where appropriate, seek to hedge its exchange rate risk on particular transactions. Fluctuations between local currencies and pounds sterling may materially adversely affect the Company's financial condition and results of operations. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations".

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

The market prices of the Company ordinary shares and ADSs may be adversely affected by market volatility

     Companies like SkyePharma have, in recent years, experienced dramatic stock price volatility. The following factors may cause the market price of the Company's ordinary shares or ADSs to fluctuate significantly:

* announcements of technological innovations or new products by competitors and others;

*      the status of submissions to the FDA or its international equivalent;

* variations in results of operations, market condition, analysts' estimates and the stock market generally; and

* stock market perceptions of the pharmaceutical, biotechnology and/or drug delivery industries specifically.



Sales of substantial amounts of the Company ordinary shares or ADSs could adversely affect their market price

     Sales of substantial amounts of ordinary shares or ADSs could adversely affect the market price of the ordinary shares and ADS. As of May 31, 2000, the directors and officers of the Company, as a group, held 28.0% of the Company's outstanding ordinary shares. Shares may be eligible for future sale subject to the conditions imposed by Rule 144 and Regulation S under the Securities Act. On June 9, 2000, Mr Gowrie-Smith, the Executive Chairman of the Company, disposed of 12,000,000 ordinary shares. This represented 2.36% of the issued share capital of the Company on that date.



The Company's shareholders may not receive a return on their shares other than through the sale of their shares

     The Company intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. Accordingly, other than through the sale of their shares, the Company's shareholders may not receive a return.

Item 2 -- Description of Property

     In January 1997, the Company acquired an approximately 17,000 square meter (183,000 square feet) pharmaceutical manufacturing and production facility and an approximately 2,400 square meter (25,850 square feet) adjoining office space near Lyon, France by acquiring 100% of the issued and outstanding share capital of Laboratories Novalis Production SAS ("Novalis"), a French company, from Wyeth-Lederle for a total consideration of two French francs and the assumption of certain liabilities. See "Item 1. Description of Business -- Manufacturing; Geomatrix and Inhalation Manufacturing".

     In addition, the Company owns a 3,435 square meter (36,961 square feet) facility in Muttenz, Switzerland in which its principal research and development, production, small-scale manufacturing, laboratory and workshop operations are housed. In February 1999, the Company purchased a warehousing and administration facility in Muttenz, Switzerland, of approximately 6,212 square meters (66,865 square feet), including approximately 2,040 square meters (22,000 square feet) previously occupied by the Company under a leasing agreement. The purchase price of L3.1 million was financed by bank mortgage at 3% per annum with no repayments during the first five years. Interest and repayment terms will be renegotiated at the end of the five-year period.

     The Company's principal executive offices are located in an approximately 8,800 square meter (94,700 square feet) facility in London, England. The premises are occupied pursuant to leases expiring December 2005 at a total annual rent of approximately L190,000 per year. The Company also leases a small office space in New York City, New York, for a total annual rent of approximately $300,000 pursuant to a leasing agreement expiring January 2001. Approximately one-third of this facility is subleased for an annual rental of approximately $100,000.

     On March 10, 1999, the Company acquired SkyePharma Inc. (formerly named DepoTech Corporation) which maintains its principal operations in a leased a 7,600 square meter (82,000 square feet) building in San Diego, California. The facility houses production, research and development and administrative functions. The future minimum annual rental commitment ranges from $2.4 million to $4.3 million per year over the balance of the remaining lease term of approximately 16 years based upon pre-established annual rent increases. Effective June 1999, the Company subleased to a third party approximately 14,900 square feet of this facility. This lease expired on May 31, 2000 and SkyePharma Inc. is currently in negotiations with new tenants to sublease this area. With the acquisition of SkyePharma Inc., the Company also acquired the leasehold of a 2,020 square meter (21,746 square feet) purpose built facility, approved by the FDA for the commercial manufacture of DepoCyt. The lease expires in January 2006 and annual rentals range from $564,000 to $720,000 in this period. Additionally the Company maintains a leased facility containing primarily office space, with lease terms expiring in January 2006. The facility is currently subleased with annual rental income of $239,000, the sublease for which expires on September 30, 2000.

     On January 1, 2000, the Company assumed a lease for an office facility in Exton, Pennsylvania for a number of newly recruited U.S. business development employees. The office consists of 3,190 square feet of floor space and has a lease term of one year, expiring in December 2000. The annual rental for this office is approximately $69,000.

     The Company believes that its current facilities are adequate to meet its anticipated needs for the foreseeable future.


Item 3 -- Legal Proceedings

     In April 1998, a class action suit was filed against SkyePharma Inc. and two of its former officers in the U.S. District Court for the Southern District of California. The lawsuit alleges violations of the federal securities laws and asks for unspecified monetary damages on behalf of a class of shareholders who purchased SkyePharma Inc.'s common stock during the period April 1, 1996 through December 18, 1997. On May 11, 1999, the Judge granted SkyePharma Inc.'s motion to dismiss and dismissed Plaintiffs' complaint with leave to amend by June 8, 1999. The plaintiffs timely filed an amended complaint and the defendants responded with a motion to dismiss. After completion of several rounds of briefing and supplemental briefing on the motion, the Court denied the motion without prejudice to the defendants and without addressing its merits, and instructed the parties to repeat the process from the beginning. Pursuant to a Court-ordered schedule, the plaintiffs filed their Second Amended Complaint by April 14, 2000. The parties are to complete briefing of the defendants' anticipated motion to dismiss the Second Amended Complaint by July 31, 2000, and the motion has been scheduled for hearing on August 7, 2000. The Company believes that the lawsuit is without merit and intends to defend it vigorously. The pending litigation against the Company and any future litigation against the Company or its employees, regardless of the outcome, may result in substantial costs and expense to the Company and significant diversions of time and effort by the Company's personnel.

     On June 13, 2000, a summons was filed in respect of a claim by RTP Pharma Corporation against SkyePharma PLC and others in the U.S. District Court for the District of Columbia. The lawsuit seeks the correction of inventorship of a U.S. patent, U.S. Patent Number 5,858,410 together with unspecified monetary damages on behalf of RTP Pharma Corporation.


Item 4 -- Control of Registrant

     As far as the Company is aware, it is neither directly nor indirectly owned or controlled by another corporation or any government and there are no arrangements in place the operation of which may result in the change in its control.

     As of June 15, 2000, the Company had notice that the following persons owned more than 10% of the outstanding ordinary shares:

           Name               No. of Ordinary Shares        Percent of Class
-------------------------     -----------------------    -----------------------
Dr. Jacques Gonella......                  90,472,890                      17.8%
Directors and Officers as
 a group (11 persons) ...                 130,284,987                      25.6%



Item 5 -- Nature of Trading Market

     As of May 31, 2000, there were 20,685 holders of record of ordinary shares and thirty six of such holders were beneficial U.S. holders representing 16.0% of the ordinary shares. In addition, at May 31, 2000 there were 204 holders of record of American Depositary Shares ("ADSs") representing 9.0% of the ordinary shares.

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

     The Company's ADSs are quoted on The Nasdaq National Market under the symbol "SKYEY". ADSs are issued by the Bank of New York as depositary under the Deposit Agreement dated as of July 8, 1998. Each ADS represents ten ordinary shares.

     The table below sets forth, for the periods indicated, the highest and lowest middle-market quotations for the Company's ordinary shares as derived from the Daily Official List of the LSE and the highest and lowest sales prices of the Company ADSs on The Nasdaq National Market. The mid-closing price for the ordinary shares on the LSE and the last sale price for the ADSs on The Nasdaq National Market on June 15, 2000 was 94.00 pence per ordinary share and $13.63 per ADS. See "-- Exchange Rate Information" with respect to the exchange rates applicable to the periods set forth below.


                                                     SkyePharma                          SkyePharma
                                                   Ordinary Shares                          ADSs
                                           -------------------------------    --------------------------------
                                               High               Low              High              Low
                                           --------------   --------------    --------------    --------------
                                           (Pence per the Company Ordinary        ($ per the Company ADS)
                                                       Share)
Year ended December 31,
 1998
First Quarter...........                         103.5              48.5               ---               ---
Second Quarter..........                          93.5              64.5               ---               ---
Third Quarter...........                          75.1              44.5            12 1/4             7 3/8
Fourth Quarter..........                          83.5              44.5           13 9/16             7 1/8
Year ended December 31,
 1999
First Quarter...........                          88.0              62.0            15 1/8             9 3/8
Second Quarter..........                          75.0              49.5            11 3/4             7 1/2
Third Quarter...........                          60.5              45.3           9 11/16             6 3/8
Fourth Quarter..........                          62.0              46.8             9 3/4             7 3/8
Year ended December 31,
 2000
First Quarter...........                         190.0              49.8            29 3/8             7 3/8
Second Quarter (through
 May 31, 2000) .........                         133.0              85.5                21            12 3/4


Item 6 -- Exchange Controls and Other Limitations Affecting Security Holders

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


Item 7 -- Taxation

     The following is a summary of the material U.S. federal income tax consequences and the material United Kingdom tax consequences of the ownership and disposition of ordinary shares or ADSs by a U.S. Holder and a Non-U.S. Holder that holds the ordinary shares or ADSs as capital assets.

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

     For purposes of this discussion, a "U.S. Holder" is any beneficial owner of ordinary shares or ADSs that is

(1)    a citizen or resident of the United States,

(2) a corporation organized under the laws of the United States or any State thereof,

(3) an estate the income of which is subject to United States federal income tax without regard to its source, or

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

(2) whose holding of ordinary shares or ADSs is effectively connected with a permanent establishment in the United Kingdom through which such U.S. Holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein,

(3) that is a corporation which alone or together with one or more associated corporations, controls directly or indirectly, 10% or more of the Company,

(4) who is not otherwise eligible for benefits under the Treaty with respect to income and gain from the ordinary shares or ADSs.

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

(6) under certain circumstances, is not exempt from federal income tax on dividend income in the United States, and

(7) is eligible for benefits under the Treaty with respect to income and gain from the ordinary shares or ADS's.

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

     An Eligible U.S. Holder who did not come within these "H" or "G" arrangements (if such were entered into by the Company) should claim the Treaty Payment to which he is entitled directly from the U.K. Inland Revenue with respect to any dividends paid to him, in the manner and at the time described in U.S. Revenue Procedure 80-18, 1980-1 C.B. 623 as modified by Rev. Proc. 81-58, 198-2 C.B. 678 and Rev. Proc. 84-60, 1984-2 C.B. 508, clarified and amplified by Rev. Proc. 90-61, 1990-2 C.B. 657 and as recently modified by Rev. Proc. 2000-13, 2000-6 I.R.B. 515. summarized below. Claims for payment must be made within six years of the U.K. year of assessment (generally, the 12 month period ending April 5 in each year) in which the related dividend was paid. The first such claim by an Eligible U.S. Holder for payment under these procedures is made by sending the appropriate U.K. forms in duplicate to the Philadelphia Service Center, Foreign Certification Unit, P.O. Box 16347, DP535B, Philadelphia, PA 19114. If the Eligible U.S. Holder qualifies as a U.S. resident, the Internal Revenue Service will certify the form to that effect and forward it to the U.K. Inland Revenue. Forms may be obtained by writing to the U.S. Internal Revenue Service, Assistant Commissioner International,
950 L'Enfant Plaza South, S.W., Washington, D.C. 20024, Attention: Taxpayers Service Division. Because a refund claim is not considered made until the U.K. tax authorities receive the appropriate form from the Internal Revenue Service, forms should be sent to the Internal Revenue Service well before the end of the applicable limitation period. Any claim under these procedures after the first claim should be filed directly with the U.K. Financial Intermediaries and Claims Office, Fitzroy House, P.O. Box 46, Nottingham NG2 1BD, England.

     U.S. Holders who are not resident or ordinarily resident for tax purposes in the United Kingdom and have no other source of U.K. income are not required to file a U.K. income tax return.

    United States Taxation

    U.S. Holders

     Under the United States federal income tax laws, and subject to the passive foreign investment company ("PFIC") rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid (including the Tax Credit Amount) by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the British pounds sterling payments made, determined at the spot British pound sterling/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder's basis in the ordinary shares or ADSs and thereafter as capital gain.

     Subject to certain limitations, the United Kingdom tax withheld in accordance with the Treaty will be creditable against the U.S. Holder's United States federal income tax liability. The Internal Revenue Service has recently confirmed, in Rev. Proc. 2000-13, 2000-6 I.R.B. 515, that, in the case of qualifying U.S. Holders, subject to certain limitations, the 15% U.K. Withholding Tax as determined by the Treaty (i.e., limited in any event to an amount equal to 1/9 of the cash dividend) will be treated as a foreign income tax that is eligible for credit against the U.S. Holders' federal income tax. To qualify for such credit, U.S. Holders must make an election on Form 8833 (Treaty-Based Return Position Disclosure), which must be filed with their tax return, in addition to any other filings that may be required. At the end of the calendar year during which the dividends are paid, U.S. Holders will receive a Form 1099 confirming the amount of dividends received.

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


Additional United States Federal Income Tax Considerations

    PFIC Rules

     In general, the Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds the Company's ordinary shares or ADSs, either

(1) at least 75% of the gross income of the Company for the taxable year is passive income or

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

     A U.S. Holder will not be subject to the PFIC tax rules described above if the U.S. Holder makes a mark-to-market election with respect to its ordinary shares or ADS. Instead, in general, an electing shareholder will include in each year, as ordinary income, the excess, if any, of the fair market value of the ordinary shares or ADSs at the end of the taxable year over its adjusted basis and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ordinary shares of ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The electing U.S. Holder's basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts.

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

    Stamp Duty and Stamp Duty Reserve Tax

     A transfer for value of the ordinary shares will generally be subject to U.K. ad valorem stamp duty, normally at the rate of 0.5% of the amount or value of the consideration given for the transfer, rounded up to the nearest L5. Stamp duty is normally a payable by the Purchaser.

     An agreement to transfer ordinary shares for money or money's worth will normally give rise to a charge to stamp duty reserve tax ("SDRT") at the rate of 0.5% of the amount or value of the consideration unless an instrument of transfer of the ordinary shares has been executed in pursuance of the agreement and duly stamped. SDRT is a liability of the purchaser.

     Stamp duty is charged at the higher rate of 1.5%, rounded up to the nearest L5, or SDRT at the rate of 1.5%, of the amount or value of the consideration, or in some circumstances the value of the ordinary shares, on a transfer or issue of the ordinary shares (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee for, a person whose business is or includes issuing depositary receipts. An election is available whereby clearance services may, under certain conditions, elect for the 0.5% rate of SDRT to apply to a transfer of shares into, and to transactions within, the service.

     In accordance with the terms of the Deposit Agreement, any tax or duty payable by the Depositary or the Custodian of the Depositary on the deposit of ordinary shares will be charged by the Depositary to the holder of the ADS.

     No U.K. stamp duty will be payable on the acquisition or transfer of an ADS evidenced by an ADR or beneficial ownership of an ADR, provided that any instrument of transfer or written agreement to transfer remains at all times outside the United Kingdom. An agreement for the transfer of an ADR or beneficial ownership of an ADR will not give rise to a liability to SDRT.

     Any transfer for value of the underlying ordinary shares represented by ADSs evidenced by ADRs, may give rise to a liability to U.K. stamp duty or SDRT at the rate of 0.5% as indicated above. However, on a transfer from the Custodian of the Depositary to a holder of an ADS upon cancellation of the ADS a fixed U.K. stamp duty of L5 per instrument of transfer only will be payable.


Item 8 -- Selected Financial Data

     The selected financial data set forth below for the Company as of December 31, 1999 and 1998, and for the years ended December 31, 1999, 1998 and 1997 have been derived from, and should be read in conjunction with, the Consolidated Financial Statements of the Company included elsewhere in this Form 20-F. The selected financial data set forth below for the Company as of December 31, 1997, 1996 and 1995 and for the 5 months ended December 31, 1995 and the year ended July 31, 1995 have been derived from audited Consolidated Financial Statements of the Company. The Consolidated Financial Statements of the Company for the years ended December 31, 1999 and 1998 have been audited by PricewaterhouseCoopers, independent chartered accountants. The Consolidated Financial Statements of the Company for the years ended December 31, 1997 and 1996 and for the five months ended December 31, 1995 were audited by Price Waterhouse, independent chartered accountants. The Consolidated Financial Statements of the Company for the year ended July 31, 1995 were audited by Coopers & Lybrand, independent chartered accountants.

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

     The Company's current operations include the drug delivery business of Jago which was acquired by the Company in May 1996, a manufacturing facility in Lyon acquired in January 1997 and the operations of SkyePharma Inc. acquired in March 1999. The four months of operations of

Jago to April 30, 1996 and the results of the Company for the year ended December 31, 1996 (which include eight months of Jago operations), excluding discontinued operations, represent the continuing operations of the Company in that period. The four months of operations of Jago to April 30, 1996 include turnover of L1,056,000 which relates to sales from Jago to the Company. The Company has included this amount in its cost of sales for the year ended December 31, 1996.

     In January 1997, the Company acquired a manufacturing facility, and the Company's financial statements include the results of that facility from that date. The Company's 1997 results include L5.4 million of turnover and L5.2 million cost of sales from the manufacturing operations. Net assets of the acquired operation were approximately L13.0 million.

     Acquisitions during 1999 relate to SkyePharma Inc. which was acquired by the Company in March 1999.

     The Company's 1999 results include L3.5 million turnover and L2.7 million cost of sales from the acquisition of SkyePharma Inc. in March 1999. Net assets of the acquired operation were approximately L3.4 million.

     The Company has calculated loss per share data using the weighted average number of shares in issue for each period, adjusted for the effects of a rights issue in January 1996 and a share consolidation in May 1996. The information below does not include net loss per share for Jago because it was a privately-held company, all of the shares of which were owned by a single shareholder.

     The selected financial data has been prepared using U.K. GAAP which differs in certain significant respects from U.S. GAAP. A reconciliation to U.S. GAAP of the Company's net loss and shareholders' funds at December 31, 1999 and 1998 and for the years ended December 31, 1999, 1998 and 1997 is set out in Note 29 of the Notes to the Consolidated Financial Statements of the Company. Total assets for U.S. GAAP comprise total assets under U.K. GAAP adjusted for the U.S. GAAP adjustments set out on page F-60.

     In 1996 the Company changed its fiscal year end from July 31 to December 31 to conform its fiscal year to that of Jago.

     The Company has not paid dividends in the past ten years on its ordinary shares and does not intend to pay dividends in the foreseeable future. The Company currently intends to retain all of its earnings to finance its operations and future growth. Moreover, under current U.K. law, the Company's accumulated realized profits must exceed its accumulated realized losses (on a non-consolidated basis) before dividends can be paid.
     For exchange rate information, see "Exchange Rate Information" on page 4 of this Form 20-F. Solely for the convenience of the reader, the pound sterling amounts as of and for the year ended December 31, 1999 have been translated into U.S. dollars at the noon buying rate on December 31, 1999 of $1.6150 per L1.00.
     For a discussion of the impact of exchange rate fluctuations on the Company's operating results, see "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                                  SkyePharma PLC
                                               ------------------------------------------------------------------------------------
                                                 Year       5 months
                                                 ended       ended
                                               July 31,   December 31,                    Year ended December 31,
                                               ---------    ---------   -----------------------------------------------------------
Consolidated Income Statement Data:              1995         1995        1996         1997        1998         1999        1999
                                               ---------    ---------   ---------    ---------   ---------   ---------    ---------
                                                                      (in thousands, except per share data)
U.K. GAAP
Continuing:
Turnover(1)................................         L---         L---      L9,013      L13,839     L10,925     L17,739      $28,648
Cost of sales(2)...........................         (156)         ---      (7,028)     (10,193)    (10,630)    (14,854)     (23,989)
                                               ---------    ---------   ---------    ---------   ---------   ---------    ---------
Gross (loss)/profit........................         (156)         ---       1,985        3,646         295       2,885        4,659
Selling, marketing & distribution
 expenses(3) ..............................          ---          ---      (2,539)      (3,063)     (4,230)     (3,161)      (5,105)
Administration expenses(4).................         (603)        (328)     (6,384)      (6,422)     (6,781)    (12,584)     (20,323)
Research and development expenses(5).......          ---          ---      (2,098)      (6,109)     (5,712)     (6,728)     (10,866)
Other operating income(6)..................            6          ---         ---          313         ---         ---          ---
                                               ---------    ---------   ---------    ---------   ---------   ---------    ---------
Group operating loss.......................         (759)        (328)     (8,723)     (11,948)    (16,428)    (19,588)     (31,635)
Share of operating profit/(loss) in Joint
 Venture(7) ...............................          ---          ---        (492)        (346)         14         (48)         (78)
                                               ---------    ---------   ---------    ---------   ---------   ---------    ---------
                                                    (759)        (328)     (9,215)     (12,294)    (16,414)    (19,636)     (31,713)
Group operating (loss)/profit from
 discontinued operations ..................       (5,095)         ---          27          ---         ---         ---          ---
                                               ---------    ---------   ---------    ---------   ---------   ---------    ---------
Total operating profit/(loss)..............       (5,854)        (328)     (9,188)     (12,294)    (16,414)    (19,636)     (31,713)
Gain on disposal of fixed assets/
 (provision)/reversal of provision for loss
 on disposal of fixed asset investment ....           61          ---      (1,823)         ---         ---         381          615
Provision for loss on disposal of
 discontinued operations (net)(8) .........       (3,959)         ---        (121)         ---         ---         ---          ---
                                               ---------    ---------   ---------    ---------   ---------   ---------    ---------
Loss on ordinary activities before interest
 and taxation .............................       (9,752)        (328)    (11,132)     (12,294)    (16,414)    (19,255)     (31,098)
Interest receivable........................           32          ---       1,000          808       1,396       1,364        2,203
Interest payable...........................         (261)         (57)     (4,098)      (6,229)     (6,993)     (1,391)      (2,246)
Taxation...................................           75          ---          72          (66)        (85)       (132)        (213)
                                               ---------    ---------   ---------    ---------   ---------   ---------    ---------
Net loss...................................      L(9,906)       L(385)   L(14,158)    L(17,781)   L(22,096)   L(19,414)    $(31,354)
                                               =========    =========   =========    =========   =========   =========    =========
Loss per share.............................        (13.8)p       (0.6)p      (5.3)p       (5.1)p      (5.7)p      (4.2)p     ($0.07)
U.S. GAAP
Loss from continuing operations............        L(759)       L(385)   L(51,952)    L(18,658)   L(21,789)   L(28,218)    $(45,572)
Net loss...................................      L(9,036)       L(385)   L(52,046)    L(18,658)   L(21,789)   L(28,218)    $(45,572)
Per Share:
Loss from continuing operations............         (1.1)p       (0.6)p     (19.3)p       (5.3)p      (5.7)p      (6.0)p     $(0.10)
Net loss...................................        (12.6)p       (0.6)p     (19.3)p       (5.3)p      (5.7)p      (6.0)p     $(0.10)

     The notes on page 69 describe significant movements within the above categories in respect of acquisitions made during specific financial periods.

                                                                                 SkyePharma PLC
                                              --------------------------------------------------------------------------------------
                                                                               As of December 31,
                                              --------------------------------------------------------------------------------------
Consolidated Balance Sheet Data:                  1995          1996           1997           1998          1999             1999
                                              -----------    -----------    -----------   -----------    -----------     -----------
                                                                                (in thousands)
U.K. GAAP
Fixed assets............................             L2         L9,297        L24,034       L30,337        L83,591         $134,999
Cash and short term bank deposits ......            ---         21,318          8,671        30,925         13,674           22,084
Total assets............................          1,244         34,354         42,430        68,855        106,734          172,375
Long-term obligations (excluding
  provisions)............................          ---          (4,918)        (4,150)       (6,248)       (15,958)         (25,772)
Share of net capital deficiency of Joint
  Venture................................          ---         (5,106)         (6,099)       (6,262)           ---             ---
Provisions...............................         (797)       (62,572)        (70,015)      (40,539)        (2,087)          (3,371)
Equity shareholders' (deficit)/funds ....       (9,681)       (44,486)        (46,110)        6,235         72,057          116,372

U.S. GAAP
Total assets.............................        1,244        157,588         148,559       169,788        197,557           319,055
Equity shareholders' funds...............       (3,431)       141,320         129,847       146,668        157,362           254,140

----------
(1) Turnover in 1996 includes L9,013,000 from acquisitions in respect of the operations of Jago.
     Turnover in 1997 includes L5,357,000 from acquisitions in respect of the manufacturing facility in Lyon.
     Turnover in 1999 includes L3,520,000 from acquisitions in respect of the operations of SkyePharma Inc.
(2) Cost of sales in 1996 includes L7,028,000 from acquisitions in respect of the operations of Jago.
     Cost of sales in 1997 includes L5,153,000 from acquisitions in respect of the manufacturing facility in Lyon.
     Cost of sales in 1999 includes L2,669,000 from acquisitions in respect of the operations of SkyePharma Inc.
(3) Selling, marketing and distribution in 1996 includes L640,000 from acquisitions in respect of the operations of Jago.
     Selling, marketing and distribution in 1999 includes L1,870,000 from acquisitions in respect of the operations of SkyePharma Inc.
(4) Administration in 1996 includes L3,064,000 from acquisitions in respect of the operations of Jago.
     Administration in 1997 includes L988,000 from acquisitions in respect of the manufacturing facility in Lyon.
     Administration in 1999 includes L4,559,000 from acquisitions in respect of the operations of SkyePharma Inc.
(5) Research and development expenses in 1996 includes L1,808,000 from acquisitions in respect of the operations of Jago.
     Research and development expenses in 1999 includes L3,273,000 from acquisitions in respect of the operations of SkyePharma Inc.
(6) Other operating income in 1996 relates to acquisitions in respect of the operations of Jago.
(7) Share of operating loss in Joint Venture in 1996 relates to acquisitions in respect of the operations of Jago.
(8) Provision for loss on disposal of fixed asset investment in 1996 relates to acquisitions in respect of the operations of Jago.

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations
     The following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements as a result of various factors, including those set forth under the caption "Risk Factors" and elsewhere in this Form 20-F.
     The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and related notes of the Company contained elsewhere in this Form 20-F. This discussion contains summarized financial information which has been derived from such financial statements. You should not rely solely upon such summarized information but should read this entire document. The Financial Statements have been prepared under accounting principles generally accepted in the United Kingdom which vary in certain important respects from accounting principles generally accepted in the United States. See "Summary of Material Differences between U.K. and U.S. GAAP" in Note 29 to the Financial Statements on F-52 to F-60.

Overview
     The Company, as currently operated, was formed substantially from the 1996 acquisition of two pharmaceutical companies: Jago and Krypton. Jago, a Swiss drug delivery company which commenced operations in 1983, was acquired by the Company in May 1996 and constitutes one of the principal operating subsidiaries of the Company. The total consideration paid by the Company to acquire Jago was approximately L100.8 million in cash (plus a prepayment of $6.0 million (L3.9 million)) and approximately 30.7 million ordinary shares (valued at 75 pence per share). In the fund raising associated with the transaction, Dr. Gonella purchased 84,789,463 ordinary shares of the Company at a purchase price of 75 pence per share. The Company has agreed to pay additional consideration in respect of the Jago acquisition pursuant to an earn-out arrangement. See "Item
13. Interest of Management in Certain Transactions -- Certain Arrangements in Respect of the Jago Acquisition". To finance the Jago acquisition and to provide additional working capital for the Company, the Company issued and sold approximately 187.8 million ordinary shares in a public offering in the United Kingdom in May 1996 at a price of 75 pence per share.
     Krypton, which the Company acquired in January 1996, is a Gibraltar-based company which holds development rights to certain generic drugs. The total consideration paid by the Company to acquire Krypton was L12.0 million satisfied by the issue of 30 million ordinary shares, and warrants to subscribe for an additional 3 million ordinary shares at an effective exercise price of 40 pence per share. The Company has agreed to pay additional consideration in respect of the Krypton acquisition if certain milestones and profit hurdles are met. See "Item 13. Interest of Management in Certain Transactions -- Certain Arrangements in Respect of the Krypton Acquisition".
     The interest of the Company's management in the above transactions results substantially from management's interest in Jago and Krypton prior to their acquisition and management's funding of certain pharmaceutical activities while the discontinued tent hire operations were in the process of disposal.
     The Company's management's continuing interest in those transactions is in the final settlement of the deferred consideration payable in respect of the Jago acquisition, the additional consideration in respect of the Krypton acquisition, the interests of two non-executive directors, including the vendor of Jago, Dr Gonella, in VECAP Venture Capital Partners AG and the continuing professional services provided by a law firm with which the second director is also associated. To date, no payments have been made under the Jago and Krypton earn-out arrangements. Subsequent to the year end amendments were made to the 1996 Jago Acquisition Agreements by which the Company obtained the right to satisfy the deferred consideration in shares rather than cash. In addition a Settlement Agreement was signed establishing the full and final settlement of the deferred consideration to Dr Gonella. This settlement is contingent upon the approval of shareholders at the forthcoming Annual General Meeting (AGM). See "Item 13. Interest of Management in Certain Transactions".
     In January 1997, the Company acquired a pharmaceutical manufacturing and production facility near Lyon, France. See "Item 1. Description of Business -- Manufacturing".
     In October 1998 the Company acquired 16% of the common stock of DepoTech Corporation of San Diego for a consideration of L2.9 million. On March 10, 1999 the Company completed the acquisition by issuing to the former DepoTech shareholders 28,311,070 SkyePharma ordinary shares in the form of ADSs, valued at L20.0 million, plus the right to receive additional shares if one or both of two conditions occur. On April 1, 1999, the first condition, the approval by the FDA of DepoCyt for sale to the pubic, occurred and the Company issued to the former DepoTech shareholders an additional 16,177,849 SkyePharma ordinary shares valued at L9.8 million, in the form of ADSs. The second condition was the signing by March 31, 2000, by a corporate partner of a development and commercialization agreement for DepoMorphine or a macromolecule for the delivery of drugs using DepoFoam.
     On April 1, 2000, the Company announced that it had signed an agreement on March 31, 2000 with Amgen Inc. for an un-named Amgen product using DepoFoam and that the second condition had been met. On April 25, 2000 the Company therefore issued to the former SkyePharma Inc. shareholders an additional 12,132,600 ordinary shares, valued at L13.3 million, in the form of ADSs. This has brought the total consideration to date for the acquisition to L49.0 million.
     On July 30, 1999, the Group acquired certain nano-particulate technology from Medac. Initial consideration for this purchase was in the form of 3,067,286 SkyePharma PLC ordinary shares, with a market value at the date of acquisition of $2.5 million, and $2.5 million in cash. The agreement provides for additional consideration in the form of cash and SkyePharma PLC ordinary shares to a total value of $5.0 million. This is subject to compliance by the vendor with certain terms specified in the agreement. The payment would be in two tranches with the last due on March 31, 2001.
     In October 1999, SkyePharma acquired the intellectual property of Hyal from the court appointed receiver and administrator of Hyal for a total consideration of L5.7 million plus acquisition expenses of L0.2 million.
The consideration was satisfied by L1.3 million in cash, L0.7 million of secured loans and advances previously made by SkyePharma in the period from May to September 1999, and L3.9 million of unsecured debentures assumed by SkyePharma in August 1999.
     Prior to December 1998, the Company's strategy for the sale and distribution of its generic pharmaceutical product candidates was to implement marketing strategies through its U.S. subsidiary, Brightstone. In December 1998, the Company reached the conclusion that it is unlikely to maximize the value of its generic pharmaceutical product candidates using its own marketing resources. The Company has therefore decided to discontinue its own generic drug sales and marketing operations in the U.S. Management of the Company believes that the discontinuance of its generic sales and marketing operations, together with the planned integration of Brightstone's clinical development and finance functions with SkyePharma Inc., may provide opportunities to achieve annual cost savings of up to $2.0 million. The Company recorded a one-time charge in connection with this restructuring of approximately L1.3 million in 1998. At December 31, 1999, L1.2 million of this provision had been utilised. It is anticipated that the remaining provision will be utilised during the next financial year.
     The Company's current strategy is to seek one or more strategic collaborative partners who already have significant and complementary U.S. generic marketing capability to sell and distribute its generic candidates in the U.S. The Company has signed one licensing agreement in respect of one of the generic product candidates and is currently evaluating options, including the licensing out of, or co-marketing partnerships in respect of the balance of its generic candidates in the U.S. and other non-U.S. markets where appropriate. It is expected that such development partners will also fund a significant element of on-going research and development in respect of those products still in development.
     The Company's revenues to date from continuing business have been principally generated by contract development revenue, including milestone payments from third parties, contract manufacturing and distribution, and royalty revenue from sales by third parties of products developed by the Company. See "Item 1. Description of Business -- Risk Factors -- The Company's results of operations tend to fluctuate". In 1997 and 1998, the Company also received contract development revenue, including milestone payments from the Joint Venture with Genta. Over this period, revenues from the Joint Venture declined. On March 4, 1999 the Company reached an agreement with Genta relating to the outstanding liabilities and the future operation of the Joint Venture with Genta. The existing balances between the Joint Venture company and the parent companies have been waived and in addition Genta was released from future funding obligations. The Company did not suffer any material adverse financial consequences from its implementation of the agreement and has fully recognized its 50% share of the net loss on operations in the Joint Venture in 1999. See "Item 1. Description of Business -- Joint Venture with Genta" for further details of the terms of this agreement. Commencing in 1997 the Company began generating revenue from contract manufacturing at its Lyon facility. See "Item 1. Description of Business -- Manufacturing".
The results for the year ended December 31, 1999 include revenues from SkyePharma Inc. which has been consolidated from the date of its acquisition in March 1999. See "Item 1. Description of Business -- Overview -- Injectable".
     The Group's operations relate wholly to one class of business, pharmaceuticals. An analysis of revenues by geographical area is summarized in the following table.

                                               Year ended December 31,
                                         1997             1998          1999
                                     ------------    ------------   ------------
                                                    (in thousands)
By class of business:
Pharmaceuticals
  Contract development, including
    Milestone payments
      Receivable from third
        parties ................           L4,614          L2,401         L9,045
      Receivable from the
        Joint Venture...........              419              52            ---
                                     ------------    ------------   ------------
                                            5,033           2,453          9,045
  Manufacturing and
    distribution................            6,569           6,485          4,597
  Royalties receivable ..........           2,237           1,987          4,097
                                     ------------    ------------   ------------
                                          L13,839         L10,925        L17,739
                                     ============    ============   ============
By location of customer:
  U.K...........................           L1,151            L207         L2,237
  Continental Europe............           10,333           6,865         10,812
  U.S...........................            2,355           3,434          4,590
  Rest of the world.............              ---             419            100
                                     ------------    ------------   ------------
                                          L13,839         L10,925        L17,739
                                     ============    ============   ============

     Historically, the contributions to total revenues generated by each revenue source have varied from period to period. Each of these sources results in significantly different gross margins. In respect of contract development revenue, the Company generally endeavors to recover its direct costs, its objective being to generate long-term profits from royalties on successful product commercializations. Royalty revenues generally result in higher gross margins than contract development revenue, which is affected by the timing of milestone payments. Accordingly, the comparability of gross margins from period to period will be affected by the mix or sources of revenue earned.
     In 1997 the Company began to incur costs relating to contract manufacturing at its Lyon facility. See "Item 1. Description of Business -- Manufacturing". In 1999 the Company began to incur costs relating to non-contract manufacturing at its San Diego facility. See "Item 1. Description of Business -- Overview -- Injectable".
     After cost of sales, the Company's principal expenditures have related to administrative expenses, the Company's internal research and development costs, the costs of the corporate offices, interest expense and, prior to December 1998, the build-up of the sales and marketing organization in the United
States.
     As the majority of the Company's expenses are incurred in Switzerland, France and the United States and the Company's revenues are substantially in U.S. dollars, the Company's results of operations, as reported in pounds sterling, can be materially influenced by changes in exchange rates.
     Inflation did not have a significant impact on the Company's operations during any of the periods presented.
Liquidity and Capital Resources
     Since the inception of its pharmaceutical business in 1995, the Company has financed its operations primarily by the sale of equity and debt securities, interest income and cash from operations.
     In September 1997, the Company placed 17.3 million ordinary shares, representing 5% of its existing share capital, with directors and other investors at a price of 45 pence per share. The placing raised approximately L7.4 million, net of expenses. A total of 6.1 million shares, with an aggregate value of L2.75 million at the placing price, were placed with directors of the Company and their associated companies and trusts.
     In March 1998, the Company issued unsecured debentures (the "Debentures") in the aggregate principal amount of $18.6 million due February 2001, providing it with approximately L9.8 million of funding, net of expenses. The Debentures were issued at a discount equivalent to an annual rate of 3%. The Debentures confer upon the holders thereof the right to apply the principal sum to subscribe for ordinary shares at any time in the three year period following the issue. The subscription price is to be calculated as the average of the three highest of the five lowest closing bid prices during the 20 day period prior to subscription, subject to a maximum subscription price of 90 pence per ordinary share. The amount of the Debentures to be applied in subscription for ordinary shares on any date is calculated by applying the 3% per annum discount rate to the principal sum.
     To issue these Debentures the Company required the approval of its Shareholders in a General Meeting. Under the terms of the Debentures, the maximum number of new ordinary shares which may be issued on subscription after taking account of the subscription rights exercisable under the Class "C" Warrant is 30 million. If the exercise of the subscription rights taken together with the subscription rights exercisable under the Class "C" Warrant would lead to an issue of more than 30 million ordinary shares, the residual liability under the Debentures becomes repayable in full within 30 days of the maximum number of shares being issued together with a premium of 5%, unless shareholder approval is sought and obtained to issue more than 30 million ordinary shares.
     During the period March 1998 to December 1999 Debentures in an aggregate principal amount of $18.4 million were converted to an aggregate of 21,169,552 ordinary shares at prices between 44 and 65 pence per share. In January 2000 the remaining Debentures were converted to an aggregate of 219,204 ordinary shares at prices between 47 and 48 pence per share.
     In consideration for the services provided by GEM Advisors Inc. in connection with the subscription for and issue of the Debentures, the Company granted an option to GEM, Ltd. and Global Strategic Holdings, Ltd., affiliates of GEM, on the terms of the agreement constituting the Class "C" Warrants, to purchase up to 1.8 million ordinary shares at an exercise price of 120 pence per ordinary share at any time up to March 11, 2001. The aggregate number of ordinary shares which may be exercised under the terms of the Class "C"
Warrants and the Debentures shall not exceed 30 million. The total number of shares issued to Debenture holders at December 31, 1999 amounted to
21.4 million.
     In July 1998 the Company issued 36 million ordinary shares in the form of shares and ADSs in a public offering in the United States. Each ADS represents 10 ordinary shares. The offering raised L22.7 million net of expenses at an offering price of 70 pence per share or $11.48 per ADS.
     In November 1998, the Company issued 8,628,500 ordinary shares to Novartis Pharma in association with a collaborative agreement to jointly develop a new formulation of Foradil, a drug used for the treatment of asthma. The issue took place at a price of 70 pence per share and resulted in proceeds to the Company of L6.0 million.
     In October 1998 the Company acquired 16% of the common stock of DepoTech Corporation of San Diego (renamed SkyePharma Inc.) for a consideration of
L2.9 million. On March 10, 1999 the Company completed the acquisition by issuing to the former DepoTech shareholders 28,311,070 SkyePharma ordinary shares in the form of ADSs, valued at L20.0 million, plus the right to receive additional shares if one or both of two conditions occur. On April 1, 1999, the first condition, the approval by the FDA of DepoCyt for sale to the pubic, occurred and the Company issued to the former DepoTech shareholders an additional 16,177,849
SkyePharma ordinary shares valued at L9.8 million, in the form of ADSs.
The second condition was the signing by March 31, 2000, by a corporate partner of a development and commercialization agreement for DepoMorphine or a macromolecule for the delivery of drugs using DepoFoam. On April 1, 2000, the Company announced that it had signed an agreement on March 31, 2000 with Amgen Inc. for an un-named Amgen product and that the second condition had been met. On April 25, 2000 the Company therefore issued to the former DepoTech shareholders an additional 12,132,600 ordinary shares in the form of ADSs. At a closing price of 110 pence on March 31, 2000 this represents a value of L13.3 million bringing the total consideration payable for the acquisition to L49.0 million.
     In April 1999, pursuant to the terms of a collaboration agreement with Chiron Corporation of San Diego, SkyePharma Inc. issued a secured promissory note for $9.7 million payable in three equal installments in June 2000, 2001 and 2002.
     In May 1999 the Company signed an agreement with Silicon Valley Bank for the financing arrangements of SkyePharma Inc. Under the agreement, the Company covenanted to hold cash balances at SkyePharma Inc. equivalent to the greater of 75% outstanding loan balances or three months' cash burn, and the Company covenanted to hold on a consolidated basis, cash balances equivalent to six months' cash burn, all balances being held on an unrestricted basis. At December 31, 1999, SkyePharma Inc.'s outstanding loan balances amounted to L3.3 million. With effect from April 1, 2000 the cash holding covenant on a consolidated basis was removed and the required cash holding at SkyePharma Inc. was amended to the greater of 1.5 times outstanding loan balances or three months' of its own cash burn.
     In July 1999 the company completed an agreement for the purchase of intellectual property from Medac GmbH, a private German company. Initial consideration for this purchase was in the form of 3.1 million SkyePharma PLC ordinary shares with a market value of $2.5 million at the date of acquisition and $2.5 million in cash. The agreement provides for deferred consideration in the form of cash and ordinary shares to the total value of $5.0 million.
     In September 1999 the Company issued 8.7 million shares to SmithKline Beecham in association with an agreement for the development of their anti-Parkinson's disease drug, Requip. The issue took place at a price of 56.95 pence per share and resulted in proceeds to the Company of L4.9 million.
     In October 1999 the Company acquired the tangible assets and intellectual property of Hyal from the court appointed receiver and administrator of Hyal for a total consideration of L5.7 million plus acquisition expenses of L0.2 million. The consideration was satisfied by L1.3 million in cash, L0.7 million of secured loans and advances previously made by SkyePharma in the period from May to September 1999, and L3.9 million of unsecured debentures of Hyal acquired by SkyePharma in August 1999 in exchange for 5.4 million ordinary shares of the Company.
     Total cash outflow from operations (before use of liquid resources and financing) in 1999 was L29.7 million, including L3.0 million related to the acquisition of a subsidiary and L4.0 million on technology acquisitions. The Company's cash position including short-term bank deposits at December 31, 1999 amounted to L10.9 million, net of bank overdrafts of L2.8 million. In addition, at December 31, 1999 the Company had short-term borrowings, including obligations under finance leases, amounting to L5.6 million and long-term borrowings, including obligations under finance leases and Debentures, amounting to L13.6 million.
     During 1997, the Company's tangible fixed assets increased by approximately L14.2 million. Approximately L13.1 million of the increase resulted from the acquisition of the manufacturing and production facility in Lyon, France in January 1997. In addition, the Company incurred costs of approximately L5.0 million in the purchase of tangible fixed assets and approximately L0.7 million on the acquisition of product rights in 1997. Of this total, approximately L3.7 million related to the upgrade of the Lyon facility for additional scale-up manufacturing as well as for full scale commercial manufacturing. In 1998 expenditure on tangible fixed assets amounted to approximately L4.3 million including expenditure on the upgrade of the Lyon facility of approximately L2.6 million. In 1999 expenditure on tangible fixed assets amounted to approximately L7.8 million, L1.7 million net of loan and lease financing of L6.1 million. Of this total, approximately L0.6 million related to the Company's San Diego facility acquired during the year.
     The Company is an emerging pharmaceutical company and expects to absorb cash until products are fully commercialized. Much of the Company's cash requirement is of an investment nature and is to a great extent discretionary. Substantial funds will be used for the Company's own product development efforts and capital expenditure for further expansion of the manufacturing facility in Lyon, France, in connection with the Novartis agreement.
     In 2000, the Company expects that cash requirements for operations will generally be in line with cash requirements for 1999, excluding acquisitions. However, in line with the Company's current strategy, it expects expenditure on research and development to increase.
     On May 17, 2000 the Company completed the issue of a five year, 6% Convertible Bonds (the 'Bonds') raising approximately L60 million. The Bonds will have an initial conversion price of 132 pence, representing a premium of 27% over the prevailing market price of 104 pence.
     Based upon the Company's business plan and given the recent funding described above, the Directors anticipate that the Company will have sufficient resources to fund its current operations through at least the next twelve months. The additional funding will enable the Company to selectively develop a number of key projects to a later stage of development prior to licensing out, thereby potentially increasing its share of the profits.
     The Company is reliant on collaborative partners and upon its ability to continue to obtain new development contracts from third parties to further develop and commercialize its drug delivery technologies. See "Item 1. Description of Business -- Risk Factors". The Company is dependent on Geomatrix and DepoFoam technologies as to which further successful development is uncertain; the failure by the Company's collaborative partners to provide funding, obtain regulatory approvals and conduct marketing activities could adversely affect the Company's business.
     The Company's balance sheet at December 31, 1999 shows shareholders' equity of L72.1 million compared with L6.2 million at December 31, 1998. The balance sheet is significantly impacted by goodwill and deferred consideration.
     At December 31, 1999 goodwill recorded within the profit and loss account reserve amounted to approximately L156.2 million compared to L170.9 million at December 31, 1998.
     At December 31, 1998 a provision for deferred consideration of approximately L40 million was recognized being the Director's then estimate of the maximum amount likely to be due under a proposed Settlement Agreement with the Jago vendor, Dr Gonella. In addition, L6.3 million was recorded within "Shares and warrants to be issued" as the deferred consideration payable on the acquisition of Krypton. Throughout 1999 discussions continued with Dr Gonella to try to simplify the arrangements with respect to the deferred consideration and to establish a greater degree of certainty as to the exact amount payable to him. Following an agreement by which the Company obtained the right to settle the deferred consideration in shares rather than cash, at December 31, 1999 the deferred consideration is recorded within "Shares and warrants to be issued" within shareholders' funds. Subsequent to the year end the Directors reached agreement with Dr Gonella on a settlement of the deferred consideration. In the Director's opinion, 30 million Ordinary Shares are likely to be issued under the terms of the Settlement Agreement. This represents a settlement valued at L33 million based upon a closing share price of 110 pence on March 31, 2000, the date of the agreement. At December 31, 1999 deferred consideration of L3.9 million is also recorded within "Shares and warrants to be issued" on the acquisition of Krypton and L3.1 million on the purchase of intellectual property from Medac GmBH, part payable in shares and part in cash. In addition the Company will need to renegotiate elements of the Krypton acquisition agreement following the change in the Company's strategy for the sale of its generics. This change in strategy did not have an impact on direct costs during 1999. See the Company's consolidated balance sheets on page F-3 and the accompanying notes.
     Capital commitments, contracted for but not provided in the accounts, were Lnil million at December 31, 1998 and L0.4 at December 31, 1999. The Company had total annual commitments under operating leases for rentals amounting to L1.0 million at December 31, 1998 and L3.0 million at December 31, 1999. In addition, the Company had total annual commitments under finance leases amounting to L1.3 million at December 31, 1999. The Company expects to fund its commitments from its existing cash resources including the proceeds of the Convertible Bond issue described above.

Results of Operations
     The Company's results of operations have fluctuated materially on a monthly, semi-annually and yearly basis, partly as a result of acquisitions and partly due to the timing of contract revenues. Therefore, period-to-period and period-on-period comparisons are not meaningful at this stage in the Company's development. The Company believes that it will continue to experience fluctuations in its results of operations in the near to medium term.
    Year ended December 31, 1999 compared with the Year Ended December 31, 1998

                                                                                                                       Year to
                                                                      Year to December 31, 1999                      December 31,
                                                       --------------------------------------------------------         1998
                                                           Existing          Acquisitions           Total               Total
                                                       ----------------    ----------------    ----------------    ----------------
                                                                                      (in thousands)
Turnover
Group and share of Joint Venture..................              L14,219              L3,520             L17,739             L11,038
Less: share of Joint Venture......................                  ---                 ---                 ---                (113)
                                                       ----------------    ----------------    ----------------    ----------------
Group turnover....................................               14,219               3,520              17,739              10,925
Cost of sales.....................................              (12,185)             (2,669)            (14,854)            (10,630)
                                                       ----------------    ----------------    ----------------    ----------------
Gross profit......................................                2,034                (851)              2,885                 295
Selling, marketing and distribution expenses......               (1,291)             (1,870)             (3,161)             (4,230)
Administration expenses...........................               (8,025)             (4,559)            (12,584)             (6,781)
Research & development expenses...................               (3,455)             (3,273)             (6,728)             (5,712)
                                                       ----------------    ----------------    ----------------    ----------------
Group operating loss..............................              (10,737)             (8,851)            (19,588)            (16,428)
                                                       ----------------    ----------------
Share of operating (loss)/profit in Joint Venture.                                                          (48)                 14
                                                                                               ----------------    ----------------
                                                                                                        (19,636)            (16,414)
Reversal of provision for loss on disposal of
 fixed asset investment ..........................                                                          381                 ---
Interest receivable...............................                                                        1,364               1,396
Interest payable
 Group............................................                                                       (1,391)             (6,619)
 Joint Venture....................................                                                          ---                (374)
                                                                                               ----------------    ----------------
Total interest payable............................                                                       (1,391)             (6,993)
                                                                                               ----------------    ----------------
Loss on ordinary activities before taxation.......                                                      (19,282)            (22,011)
Taxation..........................................                                                         (132)                (85)
                                                                                               ----------------    ----------------
Retained loss.....................................                                                      (19,414)            (22,096)
                                                                                               ================    ================

     On March 10, 1999 the Company completed the acquisition of SkyePharma Inc. The results of that company for the period March 10, 1999 to December 31, 1999 are included above under Acquisitions.
     During 1998 the Company recorded a one-time exceptional charge of approximately L1.3 million relating to the restructuring of its activities in North America, through the integration of Brightstone's clinical development and finance functions with SkyePharma Inc. The exceptional charges are shown separately above, and comprise cost of sales L0.3 million and selling, marketing and distribution expenses L1.0 million.
     Turnover in the year ended December 31, 1999 was L17.7 million, an increase of L6.8 million, or 62% compared to L10.9 million in 1998. The acquisition of SkyePharma Inc. in March 1999 contributed revenues of L3.5 million. Excluding the impact of SkyePharma Inc., turnover from the group's existing businesses increased by 30%.
     Like other emerging pharmaceutical companies, SkyePharma can experience fluctuations in year-on-year turnover due to the timing of development income, milestone payments and licensing income. In addition major pharmaceutical partners increasingly prefer equity participations in exchange for a reduction in up front technology access fees and future milestone payments. In September 1999 the company received an equity injection of L4.9 million from SmithKline Beecham in association with an agreement for the development of their anti-Parkinson's disease drug, Requip. In 1998 the company also received an equity injection of L6.0 million from Novartis in association with an agreement to jointly develop a new version of Foradil.
     Contract research and development revenues in 1999 including milestone payments was L9.0 million compared to L2.5 million in 1998, an increase of L6.5 million, due to the commencement of new projects for corporate partners and the acquisition of SkyePharma Inc. (L2.7 million). Manufacturing and distribution revenues decreased to L4.6 million in 1999 compared to L6.5 million in 1998. This was due to the cessation of direct generic sales in the U.S. and the reduction of contract manufacturing revenues in accordance with the arrangement with Wyeth at Lyon, partly offset by revenues from the manufacture of DepoCyt of L0.8 million. Royalty and licensing income rose to L4.1 million from L2.0 million reflecting additional licensing income from the Group's portfolio of generic products. Royalty income is earned primarily from Dilacor XR which fell from L1.9 million in 1998 to L0.8 million in 1999.
     Cost of sales consists of research and development expenditures, including the costs of certain clinical trials incurred on behalf of our collaborative partners; the direct costs of contract manufacturing; direct costs of licensing arrangements and royalties payable. Cost of sales rose to L14.9 million, including L2.7 million from acquisitions, compared to L10.6 million in 1998 due to increased contract research and development activity. Gross profit rose to L2.9 million in 1999 from L0.3 million in 1998, primarily due to licensing income.
     Selling, marketing and distribution expenses were L3.2 million compared to L4.2 million in 1998. This reflects savings generated by the restructuring of North American generic drug activities in late 1998 partly offset by an increase of L1.9 million, primarily SkyePharma Inc.'s share of selling, marketing and distribution expenses for DepoCyt under its collaboration agreement with Chiron Corporation. Research and development expenses were L6.7 million in 1999 compared to L5.7 million in 1998. Of the total R&D expenditure in 1999, L3.3 million related to the operations of the San Diego facility acquired during the year, L1.8 million related to the development of the Company's Geomatrix and inhalation technologies and L1.7 million was spent on its generic portfolio. Administrative expenses were L12.6 million, including L4.5 million in SkyePharma Inc., compared with L6.8 million in 1998.
The increase included costs relating to the company's listing in the U.S., integration costs of and surplus capacity at SkyePharma Inc. and a charge of L1.2 million for goodwill amortization relating to the acquisition of DepoTech.
     Operating loss, including acquisitions, amounted to L19.6 million in 1999 compared to L16.4 million in 1998. Some 45% of the loss results from acquisitions during the year. Eliminating the impact of acquisitions, the operating loss for the existing business fell by 35% from L16.4 million to L10.7 million.
     During 1999 an agreement was reached with Genta on the future operation of the Joint Venture. At December 31, 1998 the Group held 232,056 unregistered shares in Genta, the carrying value of which had been reduced to zero in 1996 as they remained unregistered pending resolution of the future of the Joint Venture. Non-operating income of L0.4 million has resulted from the sale of these shares following conclusion of the agreement.
     The Group's loss on ordinary activities before tax was L19.3 million in 1999 compared to L22.0 million in 1998. Of this loss L9.7 million, or 50% of the total net loss, resulted from the acquisition of SkyePharma Inc. in March 1999. In 1998 L5.9 million was charged as interest payable being the unwinding of the discount during the year on the provision for deferred consideration relating to the acquisition of Jago. At March 31, 2000, as a result of an agreement with Dr Gonella, the vendor of Jago, the company obtained the right to satisfy the deferred consideration in shares rather than by cash. As such the fair value of the deferred consideration has been reclassified as shares and warrants to be issued at December 31, 1999. No further discounting is required.
     The loss per share for the period was 4.2 pence, a 26% decrease compared to 1998. Losses decreased by 12% while the average number of shares rose by 21%.
     Foreign currency exchange movements did not have a material impact on the results of operations in 1999 compared with 1998.
    Year Ended December 31, 1998 compared with the year ended December 31, 1997
     The presentation of the Company's accounts has been modified to reflect the adoption of U.K. Financial Reporting Standard No. 9 : Associates and Joint Ventures and U.K. Financial Reporting Standard No. 10: Goodwill and Intangible Assets. The prior period has been restated for comparability. See Note 1 to the Financial Statements on F-9.

                                                            Before                                 Year to             Year to
                                                         Exceptional         Exceptional         December 31,        December 31,
                                                            items               Items                1998                1997
                                                       ----------------    ----------------    ----------------    ----------------
                                                                                      (in thousands)
Turnover
Group and share of Joint Venture..................              L11,038                 ---             L11,038             L13,839
Less: share of Joint Venture......................                 (113)                ---                (113)                ---
                                                       ----------------    ----------------    ----------------    ----------------
Group turnover....................................               10,925                 ---              10,925              13,839
Cost of sales.....................................              (10,284)               (346)            (10,630)            (10,193)
                                                       ----------------    ----------------    ----------------    ----------------
Gross profit......................................                  641                (346)                295               3,646
Selling, marketing and distribution expenses......               (3,251)               (979)             (4,230)             (3,063)
Administration expenses...........................               (6,781)                ---              (6,781)             (6,422)
Research and development expenses.................               (5,712)                ---              (5,712)             (6,109)
                                                       ----------------    ----------------    ----------------    ----------------
Group operating loss..............................              (15,103)             (1,325)            (16,428)            (11,948)
                                                       ----------------    ----------------
Share of operating profit/(loss) in Joint Venture.                                                           14                (346)
                                                                                               ----------------    ----------------
Loss on ordinary activities before interest and
 taxation ........................................                                                      (16,414)            (12,294)
Interest receivable...............................                                                        1,396                 808
Interest payable
 Group............................................                                                       (6,619)             (5,864)
 Joint Venture....................................                                                         (374)               (365)
Total interest payable............................                                                       (6,993)             (6,229)
                                                                                               ----------------    ----------------
Loss on ordinary activities before taxation.......                                                      (22,011)            (17,715)
Taxation..........................................                                                          (85)                (66)
                                                                                               ----------------    ----------------
Retained loss.....................................                                                      (22,096)            (17,781)
                                                                                               ================    ================

     During 1998 the Company recorded a one-time exceptional charge of approximately L1.3 million (1997: Lnil) relating to the restructuring of its activities in North America, through the integration of Brightstone's clinical development and finance functions with SkyePharma Inc. The exceptional charges are shown separately above, and comprise cost of sales L0.3 million and selling, marketing and distribution expenses L1.0 million.
     Group turnover in 1998 was L10.9 million, a decrease of L2.9 million compared to L13.8 million in 1997, primarily due to a reduction in contract development income from customers. Contract research and development including milestone payments was L2.5 million compared to L5.0 million in 1997, due to the increased number of projects in later stage clinical trials in 1998 where the Company's work was substantially completed. Manufacturing and distribution revenues remained stable at L6.5 million in 1998 compared to L6.6 million in 1997. Included in these numbers are sales by Brightstone of multi-source generics of L0.8 million during 1998 compared to L0.2 million in 1997. Royalty income declined slightly during the year to L2.0 million from L2.2 million in 1997. Royalty income was earned primarily from Dilacor XR but a modest contribution was received for the first time from Madopar.

     During 1998 the Company also received L6.5 million from Novartis in association with a collaboration agreement. This total included L0.4 million of technology access fees. Novartis paid the balance in exchange for shares rather than as a technology access fee and milestone payments.
     Cost of sales consists of research and development expenditures, including the costs of certain clinical trials incurred on behalf of our collaborative partners; the direct costs of contract manufacturing; the direct costs of generic sales; and royalties payable. Cost of sales before exceptional items remained stable during 1998 at L10.3 million compared to L10.2 million in 1997. Gross profit in 1998 before exceptional items remained positive at L0.6 million compared to L3.6 million in 1997.
     Selling, marketing and administration expenses for 1998 before exceptional items were L10.0 million compared to L8.8 million before exceptional items in 1997. The Company's own research and development expenses for 1998 were L5.7 million, a decrease of L0.4 million compared to 1997. Of the total research and development expenditure in 1998, L3.7 million related to the Company's generic portfolio and L2.0 million was spent on the development of its Geomatrix and pulmonary technologies.
     The share of operating loss in the Joint Venture was Lnil in 1998 compared to L0.3 million in 1997. On March 4, 1999 the Company reached an agreement, with Genta, relating to the outstanding liabilities and the future operation of the Joint Venture. See "Item 1. Description of Business -- Joint Venture with Genta".
     The operating loss for 1998 excluding exceptional items, was L15.1 million, an increase of L3.5 million compared to L11.6 million excluding exceptional items in 1997. This is due primarily to the decrease in contract development income from customers.
     The Company's loss on ordinary activities before taxation was L22.0 million in 1998 compared to L17.7 million in 1997. This includes a non-cash expense of L5.9 million in 1998 and L5.5 million in 1997 for the interest on the deferred consideration relating to the acquisition of Jago.
     The loss per share for the year was 5.7 pence, a 12% increase over 1997. While losses increased by 24% the average number of shares rose by 10% to 385 million shares.
     Foreign currency exchange movements did not have a material impact on the turnover or results of operations in 1998 compared to 1997.

Year 2000
     The Company successfully completed its remedial work, simulation and testing during the year and has not experienced any Year 2000 compliance problems to date. The Company believes that it has implemented the appropriate procedures to prevent significant Year 2000 compliance issues in the future. Cost associated with the entire Year 2000 project were not material.

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

Item 9A -- Quantitative and Qualitative Disclosures about Market Risk
     Where appropriate, the Company seeks to hedge its future exchange rate exposure on U.S. dollar, Swiss franc and French franc expenditure. The Company does not however, hedge against the effect of exchange rate differences resulting from the translation in its balance sheet of foreign currency denominated assets and liabilities.
     Beginning in June 1996, the Company has selectively entered into forward currency contracts to fix certain of the non-sterling funding requirements of its principal subsidiaries. The primary non-sterling exposures are denominated in U.S. dollars, Swiss francs and French francs. The contracts generally have maturities not exceeding six months. Gains or losses on these contracts are not recorded until the maturity of the contracts at which time they are recorded as an adjustment to administrative expenses, consistent with the underlying non-sterling expenses that are required to be funded. The losses on forward contracts maturing during the year ended December 31, 1997 were L484,000 due primarily to a significant increase in the value of forward contracts maturing during 1997. Losses on forward contracts maturing during 1998 were L126,000.
No forward contracts were entered into during 1999.
     The unrecognized losses from such contracts at December 31, 1997 were L105,000. At December 31, 1998 and 1999 the Company had no outstanding contracts to buy foreign currency. The Company does not use any other financial derivatives.
     At December 31, 1999 the Company had outstanding loans amounting to L18.4 million. The Company's management have assessed the interest rate exposure and deemed it not to be material.

Item 10 -- Directors and Officers of the Registrant
Board of Directors
     The Company's Articles of Association provide that, except as otherwise provided in the Articles or unless otherwise determined by ordinary resolution of the Company, the Board of Directors shall consist of not less than three directors. Directors of U.K. companies do not generally have fixed terms of office. The Articles provide that at each Annual General Meeting, a number of directors equal to as close as possible (but not exceeding) one-third of the directors must retire from office by rotation, based principally on length of term of office, and are eligible for re-election. Directors may be appointed by the Company by ordinary resolution of the shareholders. In addition, the Board of Directors may appoint directors to fill vacancies or as additional directors. Any director so appointed by the Board of Directors must retire from office at the next Annual General Meeting but is then eligible for re-appointment by the shareholders at that meeting.
Directors and Executive Management

Name                         Age                        Position
------                       ------                     ------------------------
Ian Gowrie-Smith(1)(5)...    52                         Executive Chairman
Michael Ashton(1)(5).....    54                         Chief Executive Officer
Donald Nicholson(1)......    42                         Finance Director and
                                                        Executive Director
Suzanne V. McLean(1)(2)..    46                         Company Secretary and
                                                        International Legal
                                                        Counsel
Air Chief Marshal Sir
 Michael Beavis(3)(4)(5)     70                         Non-Executive Director
Dr. Jacques Gonella......    58                         Non-Executive Director
R. Stephen Harris(3)(4)..    57                         Non-Executive Director
Dr. Keith Mansford(4)(5).    68                         Non-Executive Director
Dr. Thomas Rinderknecht..    46                         Non-Executive Director
Nigel Wray(3)............    52                         Non-Executive Director
Walter Zeller(3)(5)......    69                         Non-Executive Director

----------
(1)  Member of Executive Committee.
(2)  Not a Director of the Company.
(3)  Member of Audit Committee.
(4)  Member of Remuneration Committee.
(5)  Member of Nomination Committee.
     Ian Gowrie-Smith has been Executive Chairman of the Board of the Company since January 1995. From January 1995 to November 1998 he was also Chief Executive Officer of the Company. He has more than 12 years of management experience in the pharmaceutical industry, most recently as Chief Executive Officer of Medeva plc. He graduated with a Bachelor of Commerce degree from the University of Melbourne in 1970.
     Michael Ashton was named Chief Executive Officer of the Company in November 1998. He joined the Company in January 1997 as Chief Executive Officer of Jago, was appointed to the Board in March 1997 and was named Chief Operating Officer of the Company in May 1998. He has 30 years of experience in the pharmaceutical industry. Prior to joining the Company he was Chairman, President and Chief Executive Officer of Faulding Inc. He obtained a B.Pharm degree from Sydney University in 1968 and an MBA from Rutgers University in 1974.
     Donald Nicholson was named Finance Director in March 1997. He joined the Company in February 1996 as Chief Financial Officer and was appointed to the Board in March 1997. He has more than 10 years of experience in the healthcare industry. Prior to joining the Company he was Corporate Strategy and Finance Director at Corange Group. Mr. Nicholson is a member of the Institute of Chartered Accountants of Scotland and obtained a B.Com (Hons) degree from the University of Edinburgh in 1980.
     Suzanne V McLean joined the Company in September 1999 as International Legal Counsel and Company Secretary. She has 20 years of international commercial legal experience in commerce and industry. Prior to joining the Company she was Legal Director and Company Secretary at
Biocompatibles International plc. She has a Business Law degree from Guildhall University and was called to the Bar in 1979.
     Sir Michael Beavis was appointed to the Board in 1989. He retired from the Royal Air Force in 1987 as an Air Chief Marshal. His last appointment was Deputy Commander-in-Chief Allied Forces Central Europe. He became a defense consultant with Burdeshaw Associates in 1987 and is Non-executive director of the Alliance Aircraft Corp. US. He graduated from the Royal Air Force Staff College in 1963 and from the Royal College of Defense Studies in 1974.
     Dr. Jacques Gonella became Deputy Executive Chairman of the Company in May 1996 when the Company acquired Jago. He stepped down from that position, becoming a Non-executive director in April 1998. He founded Jago in 1983 and was its sole shareholder until its acquisition by the Company. He has more than 25 years of experience in the pharmaceutical industry. He received a Ph.D. in Chemistry from the Polytechnic Institute in Lausanne, Switzerland in 1968.
     Stephen Harris was appointed to the Board in November 1995. He has more than 25 years of experience in the pharmaceutical industry and has worked within several of the world's leading pharmaceutical companies. He is a member of the Pharmaceutical Society of Great Britain and graduated with a B.Sc in Pharmacy from the University of London in 1964.
     Dr. Keith Mansford was appointed to the Board in March 1996. He has over 30 years of experience in the pharmaceutical sector principally with Beecham Group and SmithKline Beecham. From 1989 to 1992 he was Chairman of Research and Development at SmithKline Beecham plc. He is an external director of Sepracor Inc. and a Non-executive director of Plant Science International PLC. He is Chairman of Mansford Associates, an international healthcare consultancy. He obtained a B.Sc in Chemistry and a M.Sc in Biochemistry from the University of Durham and a Ph.D. in Biochemistry from the University of London.
     Dr. Thomas Rinderknecht was appointed to the Board in May 1996. He is a founding partner of the law firm Rinderknecht, Klein & Stadelhofer, based in Switzerland. He obtained an LL.D. degree from the University of Zurich in 1984.
     Nigel Wray was appointed to the Board in January 1995. He is Executive Chairman of Burford Holdings plc and Non-executive director of Chorion plc, Knutsford Group plc and Singer & Friedlander Group plc. He is also a Non-executive director for Saracens Ltd, English First Division Rugby Ltd and The Watford Association Football Club Ltd.
     Walter Zeller was appointed to the Board in February 1996. He has more than 30 years of experience in the pharmaceutical industry. Until 1995 he was the Chief Financial Officer of Corange Ltd., the parent company of Boehringer Mannheim and DePuy. He is a Non-executive director of Henkel AG and Cie AG. He obtained a B.Sc in Business Administration from State Commercial College, Zurich.

Committees of the Board of Directors
     The Board has an Executive Committee, an Audit Committee, a Remuneration Committee and a Nomination Committee. The Executive Committee is responsible for the executive management of the Company. It is chaired by the Chief Executive Officer and is comprised of the executive directors and members of senior management identified above. The Executive Committee generally meets monthly between Board meetings.
     The Audit Committee is responsible for reviewing and appraising the Company's financial reporting practices and procedures, the adequacy of its system of internal accounting control, and any matters raised by its independent auditors. It also is responsible for reviewing the half-year and full-year results of the Company and its Interim and Annual Reports and Accounts prior to their submission to the full Board. The Audit Committee is comprised of the Non-executive directors identified above and is chaired by Walter Zeller. It meets formally twice each year.

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

Item 11 -- Compensation of Directors and Officers
     The following table sets forth certain information regarding the compensation paid to directors and officers of the Company in the year ended December 31, 1999.

                                                                                                                     All Other
                                                 Salary                 Bonus             Pension Benefits        Compensation(1)
                 Name                             (L)                    (L)                    (L)                     (L)
--------------------------------------    -------------------     -------------------    -------------------    -------------------
Ian Gowrie-Smith......................                350,000                  59,500                 43,750                 22,191
Michael Ashton(1).....................                300,000                  51,000                 37,500                 60,442
Donald Nicholson......................                150,000                  37,500                 18,750                  9,706
Peter Warburton(2)....................                 62,500                     ---                  7,813                  5,459
Suzanne V McLean(3)...................                 32,308                     ---                  4,038                  2,908
Dr. Jacques Gonella...................                 25,000                     ---                    ---                    ---
Sir Michael Beavis....................                 25,000                     ---                    ---                    ---
Stephen Harris........................                 25,000                     ---                    ---                    ---
David Lees(4).........................                  9,668                     ---                    ---                    ---
Dr. Keith Mansford....................                 25,000                     ---                    ---                    ---
Dr. Thomas Rinderknecht...............                 37,262                     ---                    ---                    ---
Nigel Wray............................                 25,000                     ---                    ---                    ---
Walter Zeller.........................                 37,262                     ---                    ---                    ---

----------
Includes company car allowance, medical and life insurance for directors and their families.
(1)  Includes temporary living accommodation and school fees.
(2) Mr. Warburton was an officer who was not a director. He resigned as an officer effective June 30, 1999.
(3) Ms. McLean is an officer who is not a director. She was appointed as an officer on September 6, 1999.
(4)  Mr. Lees resigned effective May 19, 1999.
     In the year ended December 31, 1999, the Company paid L1,464,557 in aggregate compensation to its directors and officers as a group (13 persons).
     The Remuneration Committee of the Board of Directors administers a bonus plan for the Company's executive directors and officers. Pursuant to the plan, executive directors and officers may receive a bonus of up to 25% of their base salary. Bonuses are paid at the discretion of the Remuneration Committee in recognition of the individual's contribution to the success of the Company and the achievement of specified objectives.

Pension and Savings Plans
     The Company operates various defined contribution plans for its employees in the United Kingdom, Switzerland and the United States. The Company's contributions to these plans are charged to the income statement in the year to which they relate, and the assets are held in separate trustee administered funds. In 1999, the Company contributed L513,000 (1998 L497,000) to pension and savings plans.
     The Company operates a defined benefit scheme in respect of its employees in France, the assets of which are not held by an externally administered fund. On acquisition of Jago Production SAS in 1997 the retirement commitments were valued and a provision set up. The actuarial method used was the unit credit with service prorate actuarial cost method. Main assumptions include a discount rate of 6.29% and a rate of salary increase of 3.5%. The calculation of accrued benefits used in valuing the retirement benefit commitment was prepared on the basis of the pharmaceutical industry's collective bargaining agreement applying to the relevant employees. In 1999 the scheme has been revalued and a gain of L44,000 (1998 L29,000 charge) has been recognised. This reflects a reduction in the number of employees covered by the scheme.

Item 12 -- Options to Purchase Securities from the Registrant or Subsidiaries The aggregate number of ordinary shares underlying the Company's outstanding options and warrants as of May 31, 2000 was 29,606,568.

Share Option Plans
     The Company has five share option schemes; grants between 1996 -- 1998 being made under the 1988 Executive Share Option Scheme and the European and North American Scheme and grants from April 1999 being made under the SkyePharma plc 1999 Share Option Scheme, the European and North American Scheme and the SkyePharma plc 1999 Stock Option Plan for SkyePharma Holdings Inc. Employees.

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

SkyePharma PLC 1999 Stock Option Plan for SkyePharma Inc. Employees
     The SkyePharma PLC 1999 Stock Option Plan (the "New Plan") is governed by the Rules of the Plan and is administered by the Board of Directors of the Company acting through the Remuneration Committee. The New Plan will be available to all officers and key employees of SkyePharma Inc. and its subsidiaries who render services which contribute to its management growth or financial success, at the discretion of the Remuneration Committee. No Director or employee will be entitled as of right to participate in the New Plan.
     Options may be granted under the New Plan within six weeks of the day on which the Company first announces its annual or interim results in the year which the New Plan subsists or any date on which the Remuneration Committee determines that exceptional circumstances exist which justify the grant of options at that date. Initially, options may be granted within six weeks of the date of approval of the New Plan by shareholders. An option may not be granted to an individual selected to participate if the total subscription price thereunder would, when added to the subscription price of ordinary shares issued or capable of issue to him under options previously granted to him under the Scheme or any other share scheme of the Company, exceed four times his remuneration in that or the previous tax year. Remuneration includes salary, commission and bonuses, but excludes benefits in kind.
     The aggregate number of ordinary shares which may be issued pursuant to options granted under the New Plan over a five year period together with shares issued or issuable pursuant to options (other than super options) granted under the New Plan or any other option scheme of the Company shall not exceed 5% of the ordinary shares in issue at the date any option is granted. The total number of ordinary shares which may be issued pursuant to options granted in the previous ten years under the New Plan or any other option scheme or sharesave scheme of the Company shall not exceed 10% of the ordinary shares in issue at the date any option is granted. The total number of ordinary shares which may be issued pursuant to options granted under the New Plan on any date, together with shares issued or issuable pursuant to options (other than super options) granted in any period of three years from the date of adoption of the New Plan under the New Plan or any other option scheme or sharesave scheme of the Company shall not exceed 3% of the ordinary shares in issue at the date any option is granted. No option shall be granted under the New Plan to replace options which have been exercised under any other scheme of the Company in the period of four years from the date of adoption of the New Plan which exceeds 25% of the Company's ordinary shares in issue at the date the option is granted.
     If an option is to qualify for tax benefits under certain provisions of the U.S. Internal Revenue code of 1986 as amended, ("income options") then the aggregate exercise price of options first becoming exercisable in any one calendar year may not exceed U.S.$100,000.
     The price per ordinary share at which a participant may acquire ordinary shares (the "Option Price") on the exercise of an option will be at the discretion of the Remuneration Committee, but shall not (in the case of Incentive Options) be less than the market value (as defined in the rules of the New Plan), or (in the case of options which are not Incentive Options) 85% of the market value (as so defined) of an ordinary share at the date of grant and shall not in any event be less than the nominal value of an ordinary share.
     Options must be exercised before the expiry of ten years from the date of grant. The earliest date at which an option may be exercised is at the discretion, in each case, of the Remuneration Committee. The Remuneration Committee may, but is not obliged, to impose conditions on the exercise of an option. In exercising its discretion in these respects, the Remuneration Committee will seek to act in the best interests of the Company, having regard to the conflicting requirements of, on the one hand, the custom and practice in the U.S. with regard to the grant of share options, and the expectations of U.S.-based employees, and on the other hand, the need to operate the New Plan in such a way as complies with best U.K. practice.

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

Outstanding Options
     The following table sets forth certain information concerning the options issued to certain directors and officers of the Company pursuant to the Company's share option plans as of May 31, 2000:
Ordinary Options

                               Number of ordinary
                               shares Underlying              Exercise               First Exercise              Last Exercise
          Name                  Options Granted                 Price                     Date                         Date
 ------------------------   -----------------------    -----------------------   -----------------------    -----------------------
Ian Gowrie-Smith(1)(2)..                  1,234,568                      81.0p              Dec. 6, 1999               Dec. 6, 2006
                                            575,539                      69.5p            April 19, 2002             April 19, 2009
Donald Nicholson(1).....                    533,333                      75.0p            April 29, 1999             April 29, 2006
                                             86,022                      93.0p            March 31, 2001             March 31, 2008
                                            172,662                      69.5p            April 19, 2002             April 19, 2009
Michael Ashton(3).......                    639,077                      93.0p            March 31, 2001             March 31, 2008
                                            871,451                      69.5p            April 19, 2002             April 19, 2009

----------
(1) Issued pursuant to the Executive Share Option Scheme. (This scheme has subsequently expired in respect of further grants and new options are now granted under the SkyePharma PLC 1999 Share Option Scheme).
(2)  Also holds "B" Warrants. See "-- Warrants".
(3) 639,077 issued pursuant to the Unapproved Scheme European and North American Scheme (This scheme has subsequently been amended and options are now granted under the European and North American 1999 Scheme) and 871,451 issued pursuant to the SkyePharma PLC 1999 Share Option Scheme.

Super Options

                               Number of Ordinary
                               Shares Underlying                                      First Exercise             Last Exercise
          Name                  Options Granted            Exercise Price                  Date                       Date
 ------------------------   -----------------------    -----------------------   -----------------------    -----------------------
Ian Gowrie-Smith........                  2,385,009                     56.67p              May 25, 2004               May 25, 2009
Donald Nicholson........                  1,022,147                     56.67p              May 25, 2004               May 25, 2009
Michael Ashton..........                  2,044,293                     56.67p              May 25, 2004               May 25, 2009
Directors and officers
 as a group (11 persons)                  9,564,101                        N/A                       N/A                        N/A

     The aggregate number of ordinary shares underlying outstanding options as of May 31, 2000 was 23,924,159. Such options have exercise prices ranging between 44.8 pence and 93 pence and expire between April 29, 2006 and September 7, 2009.

Warrants
"B" Warrants
     In January 1996, in connection with the Krypton acquisition, the Company issued 59,443,235 "B" Warrants to subscribe for ordinary shares.
     7,500,000 of these warrants were issued for no consideration on the basis of one "B" Warrant for every 10 ordinary shares on the placing of 75,000,000 ordinary shares. 17,354,522 of these warrants were issued for no consideration on the basis of one "B" Warrant for every 10 ordinary shares taken up by then existing shareholders under a rights issue of 173,545,215 ordinary shares.
     4,589,180 "B" Warrants were issued on the capitalization of certain Loan Notes.
     A further 30,000,000 "B" Warrants to subscribe for ordinary shares to certain directors and officers of the Company and an unrelated third party. In addition, the Company agreed to issue up to 37,500,000 additional "B" Warrants pursuant to an earn-out arrangement. See "Item 13. Interest of Management in Certain Transactions -- Certain Arrangements in Respect of the Jago Acquisition".
     All the "B" Warrants issued in January 1996 entitle the holders of such warrants to subscribe for ordinary shares. Effective upon the Company's May 1996 ten-to-one reverse stock split, each "B" Warrant entitles the holder thereof to subscribe for one-tenth of one ordinary share at an exercise price of 4p. Accordingly, the 30,000,000 outstanding "B" Warrants entitle the holders thereof to subscribe for 3,000,000 ordinary shares at an effective exercise price of 40 pence per share, and the 37,500,000 "B" Warrants that may be issued in connection with the Krypton earn-out would entitle the holders thereof to subscribe for 3,750,000 ordinary shares at an effective exercise price of 40 pence per share.
     "B" Warrants may be exercised in whole or in part on any number of occasions prior to December 31, 2002, which is the final "B" exercise date. The ordinary shares issued pursuant to the exercise of the "B" Warrants will rank pari passu in all respects from the date of their issue with the existing ordinary shares then in issue.
     In the event of the voluntary winding-up of the Company or any other return of capital prior to the final "B" exercise date, the "B" Warrantholders will be entitled to be treated as if they had immediately before the date of the winding-up resolution fully exercised their rights to acquire ordinary shares pursuant to the exercise of the "B" Warrants and in that event shall be entitled to receive out of the available assets pari passu with the holders of the ordinary shares such a sum as they would have received had they been the holders of such ordinary shares.
     If while any "B" Warrants remain outstanding any offer or invitation by or on behalf of the Company by way of rights is made to the holders of the ordinary shares, the Company shall ensure that a like offer or invitation is made at the same time to each "B" Warrantholder as if "B" Warrants had been validly exercised in full on the date immediately preceding the record date for such offer or invitation.
     While "B" Warrants remain which have not been exercised the Company shall not make any issue of ordinary shares or of any other rights or securities by way of capitalization of profits or reserved (including any share premium account and capital redemption reserve) to the holders of ordinary shares nor shall the Company make any distribution out of its capital or capital reserves, except that these restrictions shall not prevent the issue of any ordinary shares by way of capitalization of profits or reserves at the option of a holder of ordinary shares in lieu of a cash dividend.
     If while any "B" Warrants remain outstanding the ordinary shares shall be consolidated or sub-divided, then the number of ordinary shares (as so consolidated or sub-divided) to be issued on the exercise of the Warrants shall be adjusted pro rata accordingly.
     The ordinary shares and "B" Warrants were listed on the LSE's Alternative Investment Market on January 9, 1996 and on May 3, 1996 they were admitted to the LSE's Official List; however, the "B" Warrants were not marketed or made available to the public. The "B" Warrantholders shall not be deemed to be shareholders of the Company. The "B" Warrants are transferable by instrument in writing in any usual or common form (or in such other form as the directors of the Company may approve).
     The following table sets forth certain information concerning the "B" Warrants exercisable over the Company's ordinary shares:

                                                                                        Ordinary Shares
                                                                                         Issuable Upon
                                                                 Number of "B"            Exercise "B"
Name                                                               Warrants                 Warrants           Effective Exercise
 --------------------------------------------------------   ---------------------    ---------------------    ---------------------
                                                                                        At May 31, 2000
Ian Gowrie-Smith(1).....................................               19,797,143                1,979,714                      40p
Sir Michael Beavis......................................                   84,000                    8,400                      40p
Nigel Wray(2)...........................................                1,589,510                  158,951                      40p
Directors and officers as a group
 (11 persons) ..........................................               21,470,653                2,147,065                      40p

----------
(1) 1,317,143 "B" Warrants in which Ian Gowrie-Smith is shown above as having an interest are owned by and registered in the name of Estuary Investments Limited. The entire issued share capital of Estuary Investments Limited is held on behalf of The I.R. Gowrie-Smith Family Trust, the beneficiaries of which are certain members of Mr. Gowrie-Smith's family. In addition, 18,387,000 "B" Warrants are registered in the name of Buttress Nominees Limited, and 93,000 "B" Warrants are registered in the name of Fortress Nominees Limited. All of the "B" Warrants registered in the name of Buttress Nominees Limited and Fortress Nominees Limited are owned by Cangary Limited as trustee of The I.R. Gowrie-Smith Family Trust.
(2) Of the "B" Warrants in which Mr. Wray is shown above as having an interest, (i) 270,871 "B" Warrants owned on behalf of a charitable trust known as The Priory Foundation, of which Mr. Wray is a trustee; and (ii) 370,871 "B" Warrants are registered in the name of Abacus Nominees Limited on behalf of The Priory Accumulation and Maintenance Trust, a family trust whose principal beneficiaries are Mr. Wray's children and the Priory Life Interest Trust (a family trust in which Mr Wray has a beneficial interest).

    Assumption of SkyePharma Inc. Warrants
     In connection with the acquisition of DepoTech, the Company agreed that outstanding warrants to purchase DepoTech common stock on the effective date of the merger would become warrants to purchase the Company's ordinary shares. The following table sets forth certain information concerning these warrants outstanding at December 31, 1999:

                                                                                      Exercise price per
                Ordinary Shares issuable upon exercise of warrants                      Ordinary Share           Expiration date
---------------------------------------------------------------------------------    ---------------------    ---------------------
65,358...........................................................................                   $2.142                     2000
1,322,728........................................................................                   $2.399                     2001
291.778..........................................................................                   $1.453                     2005

     The above table includes the additional warrants that the former DepoTech shareholders became entitled to when FDA approval was granted for DepoCyt in the U.S. in April 1999. On March 31, 2000 an additional 12.1 million shares became issuable on the signing of a development agreement for a macromolecule using DepoFoam. See "Item 1. Description of Business -- Overview -- Injectable". Following the issue of these shares on April 25, 2000 the number of outstanding warrants has been adjusted as shown below. No additional exercise price was payable.

                                                                                      Exercise price per
                Ordinary Shares issuable upon exercise of warrants                      Ordinary Share           Expiration date
---------------------------------------------------------------------------------    ---------------------    ---------------------
83,183...........................................................................                   $1.683                     2000
1,683,472........................................................................                   $1.885                     2001
371,353..........................................................................                   $1.178                     2005

Item 13 -- Interest of Management in Certain Transactions
    Certain Arrangements in Respect of the Jago Acquisition
     The Company acquired Jago from Dr. Jacques Gonella, the sole shareholder of Jago, on May 3, 1996 at an initial purchase price of approximately
L101 million in cash (plus a prepayment of $6 million) and 30,711,856 ordinary shares (valued at 75 pence per share or approximately L23 million). In the fund raising associated with the transaction, Dr. Gonella purchased 84,789,463 ordinary shares of the Company, at a purchase price of 75 pence per share. In addition, the Company agreed to pay Dr. Gonella up to $5 million of any license income, royalties, milestones and contract fees received by the Company from the Joint Venture. The Company also agreed to pay Dr. Gonella up to $5 million in connection with any licensing, contract fees or other compensation payable by a third party to the Company (under the terms of a joint venture agreement or otherwise) in respect of the pulmonary drug delivery technologies acquired in the Jago acquisition.
     The Company agreed to pay additional consideration in respect of the Jago acquisition pursuant to an earn-out arrangement. The agreement provides that the Company will pay Dr. Gonella an earn-out of the lesser of
     (1)   $250 million or
     (2) the aggregate of (A) 20% of the Company's consolidated gross Geomatrix license income (which is generally defined to include all income received by the Company relating to its Geomatrix technologies, but excludes intracompany payments, reimbursements from third parties relating to the Company's contract research and development expenses, and any royalty payments from sales of Dilacor XR) and (B) 2% of its consolidated gross Geomatrix sales revenues (which is generally defined to include any income received by the Company relating to the sale of any products that directly or indirectly use the Geomatrix technologies, but excludes intra-company sales), over a period of 10 years commencing May 1996.

     The Company is obligated to make any payments due under the earn-out arrangement on a semi-annual basis over a period of 10 years, subject to the sum of the Company's consolidated gross Geomatrix license income and 10% of the Company's consolidated gross Geomatrix sales revenues reaching a threshold of $30 million in any given year. Each installment will be equal to 20% of the Company's consolidated gross Geomatrix license income and 2% of the Company's consolidated gross Geomatrix revenues during the six months preceding the date of the semi-annual payment. The Company has the option to prepay the earn-out arrangements in cash for the present value of $250 million, discounted from 2006 at an annual rate of 8.5%, less any amount paid under the amount prior to the exercise of this option. Additionally, the Company has the option to pay $123 million to Dr. Gonella when the first $30 million threshold is reached, in full satisfaction of its earn-out obligation.
     The Directors believe that it is in the best interests of the Company to settle the deferred consideration as this will remove a significant uncertainty that complicates the evaluation of the Group. The Directors have therefore been in discussion with Dr. Gonella to explore the terms on which the obligation may be settled. Under U.K. Generally Accepted Accounting Standards, the Directors are obliged to provide a reasonable estimate of the fair value of the earn-out likely to be payable in preparing the accounts. In the discussions referred to, both Dr. Gonella and Dr. T. Rinderknecht (his legal advisor), being Directors of the Company, have declared a personal interest and have not participated in the Board review of the estimate of fair value. Having regard to these matters at December 31, 1998 a provision of approximately L40 million was recognised based upon the Directors' then estimate of the maximum amount likely to be due under a proposed Settlement Agreement with Dr Gonella. Because of the agreement with Dr Gonella described below, the provision for deferred consideration was recorded within 'shares and warrants to be issued at December 31, 1999. In the Directors' opinion, 30 million ordinary shares are likely to be issued under the terms of the Settlement Agreement outlined below. This represents a settlement valued at L33 million based upon a closing share price of 110 pence on 31 March 2000, the date of the agreement.
     At March 31, 2000, the following amendments were made to the 1996 Acquisition Agreement for Jago.
     1. An amendment was signed by which the Company obtained the right to satisfy the deferred consideration in shares rather than cash. As a result the deferred consideration payable has been under 'Shares and warrants to be issued', at December 31, 1999.
     2. A Settlement Agreement was signed establishing the full and final settlement of the deferred consideration payable to the vendor of Jago, Dr Gonella. The settlement is to be made entirely in shares and is contingent upon the approval of shareholders at the Company's Annual General Meeting (AGM) to be held on July 11, 2000. Within 10 days of gaining this approval, the following shares will be issued to Dr Gonella:
       (i)   6 million ordinary shares;
       (ii) 12 million 'A' Deferred Shares. These Deferred Shares automatically convert into 12 million ordinary shares on the first commercial sale of Paroxetine/Paxil in combination with Geomatrix technology under the current Licence Agreement; and
       (iii) 12 million 'B' Deferred Shares. These Deferred Shares automatically convert into 12 million ordinary shares on the Company's receipt of a royalty statement under the current Licence Agreement stating that reported sales of Paroxetine/Paxil in combination with the Geomatrix technology have exceeded
             $1,000 million during any calendar year prior to January 1, 2006, or exceeded $337 million between 1 January 2006 and 3 May 2006.
     In the event that any of the conditions set out above are not satisfied prior to 3 May 2006, the vendor shall not be entitled to any other compensation nor additional compensation.
     In the years ended December 31, 1997, 1998 and 1999, the Company made no payments to Dr. Gonella in respect to the foregoing earn-out arrangement.
    Certain Arrangements in Respect of the Krypton Acquisition
     The Company acquired Krypton on January 8, 1996 from a series of trusts in which Ian Gowrie-Smith, Richard Stewart and Joseph Bozman (each of whom was then a director or officer of the Company), Amy Ikerd (an employee of the Company) and an unrelated third party had interests. At the time of the acquisition, Gowrie-Smith held a 64% interest, Stewart held a 3.8% interest and Bozman held a 11.7% interest in Krypton through their respective trusts. The total consideration paid by the Company (as adjusted to reflect the Company's 1996 reverse stock split) was 30 million ordinary shares and 30 million "B" Warrants that entitle the holders to subscribe for an additional 3 million ordinary shares at an effective exercise price of 40 pence per share. The Company agreed to pay additional consideration pursuant to an earn-out arrangement of up to 37.5 million additional ordinary shares and 37.5 million additional "B" Warrants that would entitle the holders to subscribe for
3.75 million ordinary shares at an effective exercise price of 40 pence per share.
     The agreement provides that these be issued contingent on a change in control of the company at a share price of not less than 80 pence compounded at an annual rate of 10 per cent, or on satisfaction of the following conditions and hurdles:
       (a) for each of the first three Krypton Products (as defined below) that obtains ANDA approval before December 31, 2003, an additional
             2.5 million ordinary shares and 2.5 million additional "B"
             Warrants shall be issued;
       (b) in the event that the aggregate annual sales of the Krypton Products exceed $50 million and the Company is profitable in respect of such products before December 31, 2003, 10 million additional ordinary shares and 10 million additional "B" Warrants shall be issued;
       (c) in the event that the aggregate annual sales of the Krypton Products and the annual revenues of the Company exceed $200 million and the Company is profitable in respect of such products before December 31, 2003, an additional 10 million ordinary shares and 10 million additional "B" Warrants shall be issued; and
       (d) in the event that the aggregate annual sales of the Krypton Products and the annual revenues of the Company exceed $275 million and the Company is profitable in respect of such Products before December 31, 2003, an additional 10 million ordinary shares and 10 million additional "B" Warrants shall be issued.
     In the event that any two of hurdles (a), (b) and (c) are satisfied in relation to any single year's sales, only the first such hurdle shall be considered as satisfied. For purposes of this paragraph, the term "Krypton Products" refers to glipizide, glyburide, ISMN, midazolam HCL and vecuronium bromide.
     Immediately prior to the acquisition of Krypton, Gowrie-Smith held 13.9%, Stewart held 0.5% and Bozman held 1.6% of the ordinary shares of the Company.
At that time, if all of the outstanding Convertible Preference Shares and then existing "A" Warrants had been exercised, Gowrie-Smith would have held an interest of 19.58%, Stewart an interest of 0.4% and Bozman an interest of 1.35% in the Company. Immediately after the acquisition, Gowrie-Smith held 24.7%, Stewart held 1.2% and Bozman held 3.9% of the ordinary shares of the Company.
At that time, if all of the outstanding Convertible Preference Shares, "A" Warrants and "B" Warrants had been exercised, Gowrie-Smith would have held an interest of 26.38%, Stewart an interest of 1.17% and Bozman an interest of 3.63% in the Company.

     During 1998, the Company revised its strategy for the sale and distribution of its generic products in the U.S. and is currently in discussions with potential collaborative partners to sell and distribute its generic products, including the products acquired as part of the acquisition of Krypton. Certain of the hurdles relating to the Krypton acquisition were not formulated to take account of the detailed arrangements currently envisaged by the Company. The Company will therefore need to renegotiate elements of the Krypton acquisition agreement primarily hurdles (b), (c) and (d) above should hurdle (a) be met.
     The Directors have formed the opinion that until agreement is reached with the Krypton vendors, certain elements of deferred consideration cannot be estimated with any degree of certainty. Therefore the deferred consideration recognized in the accounts at December 31, 1999 relates to the extent that the hurdle discussed above is reasonably expected to be met. Consequently, an estimate of L3.9 million has been recognized as contingent consideration payable in respect of the Krypton acquisition at December 31, 1999 for
7.5 million ordinary shares and 7.5 million "B" Warrants (based on the market price for the ordinary shares at December 31, 1999).
     In January 1996, the Company repaid an amount of approximately L1 million that had been loaned interest-free to Krypton by the Ian Gowrie-Smith Family Trust to fund certain drug development and milestone payments.

     Certain Arrangements in Respect of VECAP
     Dr. Thomas Rinderknecht, a Non-executive director of the Company, is the sole director and manager of VECAP Venture Capital Partners AG, a Swiss company that specializes in raising finance and investing in commercial opportunities. In 1993, Jago purchased for Sfr 700,000 certain exclusive marketing rights to a dry powder inhaler that was being developed pursuant to a collaborative arrangement between VECAP and NEOTEK Pharmaceutical Technologies AG. The development of the inhaler was abandoned, and in June 1996 VECAP agreed to reimburse Jago Sfr 532,500 of the purchase price.
     In 1994, VECAP provided Jago with $1.5 million of working capital in exchange for an option over the worldwide rights for the development of products by Jago. Subsequently, however, as part of the Joint Venture arrangement, Jago, VECAP and Genta agreed that VECAP would waive its right to exercise the option and that the Joint Venture would repay VECAP the $1.5 million it had loaned Jago out of revenues it may receive from third parties. Such repayment is to be made in return for the Joint Venture's obtaining the same rights over the same products in respect of which VECAP had waived its option. The Joint Venture also agreed to pay Jago a $1.5 million manufacturing license fee also payable out of future revenues. In 1996, the Joint Venture received revenues that triggered the obligation to pay VECAP and Jago each $500,000. Jago agreed to defer this payment but VECAP refused to do so. In February 1997 Jago loaned $0.5 million to the Joint Venture to enable it to satisfy, in part, its obligation to VECAP. Thus, as of December 31, 1998, the Joint Venture was still obligated to pay $1 million to VECAP and $1.5 million to Jago out of future qualifying income and to repay a $0.5 million loan to Jago.
     In March 1999, an agreement was signed between the Company and Genta Inc. concerning the future operations of the joint venture. The agreement reflects the above obligations in an agreed distribution schedule. Under the agreement for the winding up of the Joint Venture, an amount of $1,000,000 became payable to VECAP as a share of the Joint Ventures licence fees. This charge was recognised during the year ended December 31, 1999 and the payment made shortly after the year end. During 1999, Dr Gonella, a Non-executive director of the Company became a shareholder of VECAP. See "Item 1. Description of Business -- Joint Venture with Genta".

     Other Arrangements
     Dr. Thomas Rinderknecht, a Non-executive director of the Company, is a partner at the law firm Rinderknecht, Klein & Stadelhofer, based in Switzerland. During 1999 fees of L99,000 (1998:

L66,000) were paid to Rinderknecht, Klein & Staudelhofer in respect of legal advice to SkyePharma AG and the Company.
     At the end of December 1998, Ian Gowrie-Smith, through a family trust, acquired a 50% interest in 10 East 63rd Street Inc., the company which owns 10 East 63rd Street, a property in New York. The Company has been in occupation of that property since January 1997, subject to a tenancy agreement which expired in January 1999, under which it paid a rent of $300,000 per annum. In January 1999 the lease was renewed on the same terms. Approximately one third of the premises are sub-leased to an unrelated company.

                                    PART II
Item 14 -- Description of Securities to be registered
     Not applicable
                                    PART III
Item 15 -- Defaults Upon Senior Securities
     None
Item 16 -- Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds
     None
                                    PART IV
Item 17 -- Financial Statements
     (Not supplied as Item 18 is complied with)
Item 18 -- Financial Statements
     Reference is made to Item 19 for a list of all financial statements filed as part of this Form 20-F.
Item 19 -- Financial Statements and Exhibits
     (a)   The following financial statements are filed as part of this Form
           20-F:

                                                                            Page
           Report of Independent Accountants............................     F-1
           SkyePharma PLC Consolidated Financial Statements.............     F-2
           Consolidated Income Statements for the years ended
             December 31, 1997; 1998 and 1999 ..........................     F-2
           Consolidated Balance Sheets at December 31, 1998 and 1999....     F-3
           Consolidated Cash Flow Statements for the years ended
             December 31, 1997; 1998 and 1999 ..........................     F-4
           Notes to the Consolidated Cash Flow Statements...............     F-5
           Consolidated Statement of Total Recognised Gains and Losses..     F-8
           Reconciliation of Movement in Shareholders' Funds............     F-8
           Notes to the Consolidated Financial Statements...............     F-9

    (b)    The following exhibits are filed as part of this Form 20-F:
           1. Consent of the Independent Accountants (SkyePharma PLC)...     E-1
           2. Amendments to the 1996 Acquisition Agreement..............     E-2

                                   SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 27, 2000
                                                    /s/ Donald Nicholson
                                               By:  ---------------------------
                                                    Name: Donald Nicholson
                                                    Title: Finance Director

SKYEPHARMA PLC

Report of Independent Accountants

To the Board of Directors and Shareholders of SkyePharma PLC


     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, cash flows and total recognized gains and losses present fairly, in all material respects, the consolidated financial position of SkyePharma PLC and its subsidiaries at December 31, 1999 and 1998 and the results of their operations and their cash flows for the years ended December 31, 1999, 1998 and 1997 in conformity with generally accepted accounting principles in the United Kingdom. These financial statements are the responsibility of the Company's Directors; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimate made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


     Accounting principles generally accepted in the United Kingdom vary in certain respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net loss expressed in pounds sterling for the years ended December 31, 1999, 1998 and 1997 and the determination of consolidated shareholders' equity also expressed in pounds sterling at December 31, 1999 and 1998 to the extent summarised in Note 29 to the consolidated financial statements.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London,
United Kingdom


May 17, 2000


(Except for the information in notes 19 and 27 for which the date is June 15, 2000).

SKYEPHARMA PLC

Consolidated Income Statements




                                                                                             Year to
                                                                                          December 31,
                                                                                              1997
                                                                                          --------------


                                                                                              Total
                                                                            Notes             L'000
                                                                        --------------    --------------
Turnover
Group and share of Joint Venture...................................                               13,839
Less: share of Joint Venture.......................................                                  ---
                                                                                          --------------
Group turnover.....................................................           2                   13,839
Cost of sales......................................................           2                  (10,193)
                                                                                          --------------
Gross profit/(loss)................................................                                3,646
Selling, marketing and distribution expenses.......................                               (3,063)
Administration expenses............................................                               (6,422)
Research and development expenses..................................                               (6,109)
                                                                                          --------------
Group operating loss...............................................        2, 3, 4               (11,948)
Share of operating (loss) /profit in Joint Venture.................           11                    (346)
                                                                                          --------------
Loss on ordinary activities before interest and taxation...........                              (12,294)
                                                                                          --------------
Reversal of provision for loss on disposal of fixed asset investment          11                     ---
Interest receivable................................................                                  808
Interest payable
-- Group...........................................................           6                   (5,864)
-- Joint Venture...................................................           11                    (365)
                                                                                          --------------
Total interest payable.............................................                               (6,229)
                                                                                          --------------
Loss on ordinary activities before taxation........................                              (17,715)
Taxation...........................................................           7                      (66)
                                                                                          --------------
Retained loss......................................................                              (17,781)
                                                                                          --------------
Basic and diluted loss per Ordinary Share (pence)..................           8                     (5.1)p
                                                                                          --------------



                                                                                      Year to December 31, 1998
                                                                         --------------------------------------------------
                                                                             Before
                                                                           Exceptional       Exceptional
                                                                              Items             Items            Total
                                                                              L'000             L'000            L'000
                                                                         --------------    --------------    --------------
Turnover
Group and share of Joint Venture...................................              11,038               ---            11,038
Less: share of Joint Venture.......................................                (113)              ---              (113)
                                                                         --------------    --------------    --------------
Group turnover.....................................................              10,925               ---            10,925
Cost of sales......................................................             (10,284)             (346)          (10,630)
                                                                         --------------    --------------    --------------
Gross profit/(loss)................................................                 641              (346)              295
Selling, marketing and distribution expenses.......................              (3,251)             (979)           (4,230)
Administration expenses............................................              (6,781)              ---            (6,781)
Research and development expenses..................................              (5,712)              ---            (5,712)
                                                                         --------------    --------------    --------------
Group operating loss...............................................             (15,103)           (1,325)          (16,428)
Share of operating (loss) /profit in Joint Venture.................                                                      14
                                                                                                             --------------
Loss on ordinary activities before interest and taxation...........                                                 (16,414)
                                                                                                             --------------
Reversal of provision for loss on disposal of fixed asset investment                                                    ---
Interest receivable................................................                                                   1,396
Interest payable
-- Group...........................................................                                                  (6,619)
-- Joint Venture...................................................                                                    (374)
                                                                                                             --------------
Total interest payable.............................................                                                  (6,993)
                                                                                                             --------------
Loss on ordinary activities before taxation........................                                                 (22,011)
Taxation...........................................................                                                     (85)
                                                                                                             --------------
Retained loss......................................................                                                 (22,096)
                                                                                                             --------------
Basic and diluted loss per Ordinary Share (pence)..................                                                    (5.7)p
                                                                                                             --------------

                                                                                      Year to December 31, 1999
                                                                         --------------------------------------------------


                                                                             Existing       Acquisitions          Total
                                                                              L'000             L'000             L'000
                                                                          --------------    --------------   --------------
Turnover
Group and share of Joint Venture...................................               14,219             3,520           17,739
Less: share of Joint Venture.......................................                  ---               ---              ---
                                                                          --------------    --------------   --------------
Group turnover.....................................................               14,219             3,520           17,739
Cost of sales......................................................              (12,185)           (2,669)         (14,845)
                                                                          --------------    --------------   --------------
Gross profit/(loss)................................................                2,034               851            2,885
Selling, marketing and distribution expenses.......................               (1,291)           (1,870)          (3,161)
Administration expenses............................................               (8,025)           (4,559)         (12,584)
Research and development expenses..................................               (3,455)           (3,273)          (6,728)
                                                                          --------------    --------------   --------------
Group operating loss...............................................              (10,737)           (8,851)         (19,588)
Share of operating (loss) /profit in Joint Venture.................                                                     (48)
                                                                                                             --------------
Loss on ordinary activities before interest and taxation...........                                                 (19,636)
                                                                                                             --------------
Reversal of provision for loss on disposal of fixed asset investment                                                    381
Interest receivable................................................                                                   1,364
Interest payable
-- Group...........................................................                                                  (1,391)
-- Joint Venture...................................................                                                     ---
                                                                                                             --------------
Total interest payable.............................................                                                  (1,391)
                                                                                                             --------------
Loss on ordinary activities before taxation........................                                                 (19,282)
Taxation...........................................................                                                    (132)
                                                                                                             --------------
Retained loss......................................................                                                 (19,414)
                                                                                                             --------------
Basic and diluted loss per Ordinary Share (pence)..................                                                    (4.2)p
                                                                                                             --------------



There was no material difference between the loss on ordinary activities before taxation and historic cost loss before taxation for these periods. All results represent continuing activities.
See Notes to the Consolidated Financial Statements.

SKYEPHARMA PLC

Consolidated Balance Sheets


                                                                                                 December 31,        December 31,
                                                                                                     1998                1999
                                                                                Notes               L'000               L'000
                                                                           ----------------    ----------------    ----------------
Fixed assets
Intangible assets.....................................................            9                       1,399              49,753
Tangible assets.......................................................            10                     25,999              33,838
Investments...........................................................            11                      2,939                 ---
                                                                                               ----------------    ----------------
                                                                                                         30,337              83,591
                                                                                               ----------------    ----------------
Current assets
Stocks................................................................            12                      1,186               1,134
Debtors...............................................................            13                      6,407               8,335
Cash and short term bank deposits.....................................                                   30,925              13,674
                                                                                               ----------------    ----------------
                                                                                                         38,518              23,143
                                                                                               ----------------    ----------------
Creditors: amounts falling due within one year........................            14                     (9,571)            (16,632)
                                                                                               ----------------    ----------------
Net current assets....................................................                                   28,947               6,511
                                                                                               ----------------    ----------------
Total assets less current liabilities.................................                                   59,284              90,102
Creditors: amounts falling due after more than one year
(including convertible debentures)....................................            15                     (6,248)            (15,958)
                                                                                               ----------------    ----------------
                                                                                                         53,036              74,144
                                                                                               ================    ================
Provisions for liabilities and charges
Deferred consideration................................................            16                     39,500               1,861
Net capital deficiency of Joint Venture
 Share of gross assets................................................            11                     (1,144)                ---
 Share of gross liabilities...........................................            11                      7,406                 ---
                                                                                               ----------------    ----------------
                                                                                                          6,262                 ---
Other.................................................................            16                      1,039                 226
                                                                                               ----------------    ----------------
                                                                                                         46,801               2,087
                                                                                               ----------------    ----------------
Capital and reserves
Called up share capital...............................................            20                     42,710              49,409
Share premium.........................................................            22                    186,215             221,091
Other reserves........................................................            22                     11,060              11,058
Currency translation reserve..........................................            22                        662              (2,185)
Shares and warrants to be issued......................................            21                      6,281              38,131
Profit and loss account...............................................            22                   (240,693)           (245,447)
                                                                                               ----------------    ----------------
Shareholders' funds -- entirely attributable to equity interests......                                    6,235              72,057
                                                                                               ----------------    ----------------
                                                                                                         53,036              74,144
                                                                                               ================    ================



For details of contingent liabilities and commitments, see Notes 18 and 19 to Consolidated Financial Statements.
See Notes to the Consolidated Financial Statements.

SKYEPHARMA PLC

Consolidated Cash Flow Statements


                                                                                     Year to          Year to           Year to
                                                                                  December 31,      December 31,      December 31,
                                                                                      1997              1998              1999
                                                                    Notes             L'000            L'000             L'000
                                                                --------------   --------------    --------------    --------------
Net cash outflow from operating activities.................                (b)          (14,996)          (10,302)          (15,139)
Returns on investments and servicing of finance
Interest received..........................................                                 743             1,237             1,449
Interest paid..............................................                                (332)             (284)           (1,337)
Interest element of finance lease payments.................                                 (45)              (34)              (92)
                                                                                 --------------    --------------    --------------
                                                                                            366               919                20
                                                                                 --------------    --------------    --------------
Taxation...................................................                                 (23)              (77)             (194)
                                                                                 --------------    --------------    --------------
Capital expenditure and financial investment
Purchase of intangible fixed assets........................                                (738)             (444)           (4,029)
Purchase of tangible fixed assets..........................                              (3,710)           (4,310)           (7,820)
Purchase of fixed asset investment.........................                                 ---            (2,939)              ---
Proceeds from sale of tangible fixed assets................                                  26                72               ---
Proceeds from sale of fixed asset investment...............                                                                     381
                                                                                 --------------    --------------    --------------
                                                                                         (4,422)           (7,621)          (11,468)
                                                                                 --------------    --------------    --------------
Acquisitions and disposals.................................                (d)
Purchase of subsidiary undertakings........................                                (316)              ---            (2,998)
Net cash acquired with subsidiary..........................                                  73               ---                48
                                                                                 --------------    --------------    --------------
                                                                                           (243)              ---            (2,950)
                                                                                 --------------    --------------    --------------
Cash outflow before use of liquid resources and financing..                             (19,318)          (17,081)          (29,731)
                                                                                 --------------    --------------    --------------
Management of liquid resources
Amounts placed on deposit..................................                             (21,932)          (43,304)          (32,072)
Deposits released..........................................                              34,214            23,157            52,061
                                                                                 --------------    --------------    --------------
Net decrease/(increase) of amounts held on deposit.........                              12,282           (20,147)           19,989
                                                                                 --------------    --------------    --------------
Financing..................................................                (a)
Issue of ordinary share capital............................                               7,789            31,490             5,038
Expenses of share issue....................................                                (368)           (2,456)              ---
Issue of debentures........................................                                 ---            10,259               ---
Expenses of debenture issue................................                                 ---              (486)              ---
Debt due within one year:
 Increase in borrowings....................................                                 ---               382               ---
 Repayment of loans........................................                                (166)             (166)             (460)
Debt due beyond one year:
 Increase in borrowings....................................                                 ---               ---             2,998
 Repayment of loans........................................                                 ---               ---            (1,357)
Lease payment received under sale and leaseback transaction                                 ---               ---             2,999
Repayment of capital element of finance lease payments.....                                 (49)             (268)             (944)
                                                                                 --------------    --------------    --------------
                                                                                          7,206            38,755             8,274
                                                                                 --------------    --------------    --------------
Increase/(decrease) in cash................................                (a)              170             1,527            (1,468)
                                                                                 ==============    ==============    ==============


SKYEPHARMA PLC

Notes to the Consolidated Cash Flow Statements

(a) Reconciliation of movements in net funds/(debt) (Note (c))                 Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1997                1998                1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
Increase/(decrease) in cash in the year...............................                  170               1,527              (1,468)
Cash outflow/(inflow) from change in debt and lease financing.........                  215                  52              (3,236)
Cash (inflow)/outflow from change in liquid resources.................              (12,282)             20,147             (19,989)
Issue of debentures...................................................                  ---              (9,773)                ---
                                                                           ----------------    ----------------    ----------------
Change in net funds/debt resulting from cash flows....................              (11,897)             11,953             (24,693)
Loans and finance leases acquired with subsidiary.....................                  ---                 ---              (5,187)
Short-term bank deposits acquired with subsidiary.....................                  ---                 ---               3,223
Issue of loan note (see note 24: Acquisitions)........................                  ---                 ---              (6,008)
New finance leases....................................................                 (142)                (34)                (34)
Conversion of debentures..............................................                  ---               7,626               2,337
Issue of 'C' Warrants.................................................                  ---                 271                 ---
Debenture interest....................................................                  ---                (419)               (116)
Translation differences...............................................                  553                (432)                921
                                                                           ----------------    ----------------    ----------------
Movement in net (debt)/funds in the year..............................              (11,486)             18,965             (29,557)
Net funds at beginning of the year....................................               13,824               2,338              21,303
                                                                           ----------------    ----------------    ----------------
Net funds/(debt) at end of the year...................................                2,338              21,303              (8,254)
                                                                           ================    ================    ================



Net funds/(debt) is defined as cash and liquid resources less borrowings.


(b) Reconciliation of group operating loss to net cash                         Year to             Year to             Year to
   outflow from operating activities                                         December 31,        December 31,        December 31,
                                                                                 1997                1998                1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
Group operating loss..................................................              (11,948)            (16,428)            (19,588)
Exceptional charges within operating loss (Note 3)....................                  689               1,325                 ---
                                                                           ----------------    ----------------    ----------------
Operating loss excluding exceptional items............................              (11,259)            (15,103)            (19,588)
Depreciation..........................................................                2,176               2,479               3,842
Amortisation..........................................................                  294                  82               1,540
(Increase)/decrease in stocks.........................................               (1,345)                111                 325
(Increase)/decrease in debtors........................................               (4,798)              2,158              (1,627)
Increase in creditors.................................................                  344                 177               1,124
Increase/(decrease) in provisions.....................................                  ---                  29                (755)
Other.................................................................                   40                   6                 ---
                                                                           ----------------    ----------------    ----------------
                                                                                    (14,548)            (10,061)            (15,139)
Outflow related to exceptional items..................................                 (448)               (241)                ---
                                                                           ----------------    ----------------    ----------------
Net cash outflow from operating activities............................              (14,996)            (10,302)            (15,139)
                                                                           ================    ================    ================


SKYEPHARMA PLC

Notes to the Consolidated Cash Flow Statements (continued)

(c) Analysis of net funds/(debt)                                            Acquisition                                     At
                                                   At                       (excl cash     Other non                     December
                                               January 1,       Cash             &            cash        Exchange         31,
                                                  1997          flow        overdrafts)     changes       Movements        1997
                                                 L'000          L'000          L'000         L'000          L'000         L'000
                                               -----------   -----------    -----------    -----------   -----------    -----------
Cash at bank and in hand..................           2,170          (635)           ---            ---           270          1,805
Overdrafts................................          (2,009)          805            ---            ---            77         (1,127)
Short term bank deposits..................          19,148       (12,282)           ---            ---           ---          6,866
                                               -----------   -----------    -----------    -----------   -----------    -----------
                                                    19,309       (12,112)           ---            ---           347          7,544
Debt due within one year..................            (823)          166            ---           (166)           31           (792)
Debt due after one year...................          (4,069)          ---            ---            166           153         (3,750)
Finance leases............................            (593)           49            ---           (142)           22           (664)
                                               -----------   -----------    -----------    -----------   -----------    -----------
                                                    (5,485)          215            ---           (142)          206         (5,206)
                                               -----------   -----------    -----------    -----------   -----------    -----------
                                                    13,824       (11,897)           ---           (142)          553          2,338
                                               ===========   ===========    ===========    ===========   ===========    ===========




                                                                            Acquisition                                     At
                                                   At                       (excl cash     Other non                     December
                                               January 1,       Cash             &            cash        Exchange         31,
                                                  1998          flow        overdrafts)     changes       Movements        1998
                                                 L'000          L'000          L'000         L'000          L'000         L'000
                                               -----------   -----------    -----------    -----------   -----------    -----------
Cash at bank and in hand..................           1,805         2,222            ---            ---           (44)         3,983
Overdrafts................................          (1,127)         (695)           ---            ---           (95)        (1,917)
Short term bank deposits..................           6,866        20,147            ---            ---           (71)        26,942
                                               -----------   -----------    -----------    -----------   -----------    -----------
                                                     7,544        21,674            ---            ---          (210)        29,008
Debt due within one year..................            (792)         (216)           ---           (166)          (60)        (1,234)
Debt due after one year...................          (3,750)       (9,773)           ---          7,644          (141)        (6,020)
Finance leases............................            (664)          268            ---            (34)          (21)          (451)
                                               -----------   -----------    -----------    -----------   -----------    -----------
                                                    (5,206)       (9,721)           ---          7,444          (222)        (7,705)
                                               -----------   -----------    -----------    -----------   -----------    -----------
                                                     2,338        11,953            ---          7,444          (432)        21,303
                                               ===========   ===========    ===========    ===========   ===========    ===========




                                                                            Acquisition                                     At
                                                   At                       (excl cash     Other non                     December
                                               January 1,       Cash             &            cash        Exchange         31,
                                                  1999          flow        overdrafts)     changes       Movements        1999
                                                 L'000          L'000          L'000         L'000          L'000         L'000
                                               -----------   -----------    -----------    -----------   -----------    -----------
Cash at bank and in hand..................           3,983          (296)           ---            ---          (222)         3,465
Overdrafts................................          (1,917)       (1,172)           ---            ---           280         (2,809)
Short term bank deposits..................          26,942       (19,989)         3,223            ---            33         10,209
                                               -----------   -----------    -----------    -----------   -----------    -----------
                                                    29,008       (21,457)         3,223            ---            91         10,865
Debt due within one year..................          (1,234)          460         (1,751)        (2,002)          103         (4,424)
Debt due after one year...................          (6,020)       (1,641)        (2,404)        (1,785)          545        (11,305)
Finance leases............................            (451)       (2,055)        (1,032)           (34)          182         (3,390)
                                               -----------   -----------    -----------    -----------   -----------    -----------
                                                    (7,705)       (3,236)        (5,187)        (3,821)          830        (19,119)
                                               -----------   -----------    -----------    -----------   -----------    -----------
                                                    21,303       (24,693)        (1,964)        (3,821)          921         (8,254)
                                               ===========   ===========    ===========    ===========   ===========    ===========



Cash at bank and in hand and short term deposits are aggregated on the balance sheet. Debt includes secured mortgage and convertible debentures. Other non-cash changes in 1999 relate to the conversion of debentures net of the effect of, debenture interest, the inception of new finance leases and the issue of the Chiron loan note (see note 24: Acquisitions).

SKYEPHARMA PLC

Notes to the Consolidated Cash Flow Statements (continued)

(d) Purchase of subsidiary undertakings                                        Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1997                1998                1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
Net assets acquired (note 24).........................................                  ---                 ---               3,378
Goodwill..............................................................                  ---                 ---              32,306
                                                                           ----------------    ----------------    ----------------
Purchase consideration................................................                  ---                 ---              35,684
Satisfied by:
Initial purchase of shares............................................                  ---                 ---               2,939
Share issue on acquisition............................................                  ---                 ---              19,959
Share issue on approval of DepoCyt....................................                  ---                 ---               9,788
Expenses relating to the transaction..................................                  ---                 ---               2,998
                                                                           ----------------    ----------------    ----------------
                                                                                        ---                 ---              35,684
                                                                           ================    ================    ================
Expenses relating to transaction......................................                  316                 ---              (2,998)
Net cash acquired with subsidiary.....................................                  (73)                ---                  48
                                                                           ----------------    ----------------    ----------------
Net cash outflow on purchase of subsidiary............................                  243                 ---              (2,950)
                                                                           ================    ================    ================



     In 1997, Jago Production SAS contributed L0.5 million to the Group's net operating cash flows, paid L0.2 million in respect of net returns on investments and servicing of finance and paid L2.6 million on capital expenditure.

     During year ended December 31, 1999 SkyePharma Inc. contributed L7.8 million to the Group's net cash outflow from operating activities and utilised L0.6 million for capital expenditure.

SKYEPHARMA PLC

Statement of Total Recognised Gains and Losses


                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1997                1998                1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
Loss attributable to shareholders.....................................              (17,781)            (22,096)            (19,414)
Net currency translation effect
 Group................................................................               (2,476)              1,105              (2,220)
 Share of Joint Venture...............................................                  282                 197                 627
                                                                           ----------------    ----------------    ----------------
                                                                                     (2,194)              1,302              (2,847)
                                                                           ----------------    ----------------    ----------------
Total recognised gains and losses for the year........................              (19,975)            (20,794)            (22,261)
                                                                           ================    ================    ================



     This statement discloses the component gains and losses that have been recognised in the periods in so far as they are attributable to shareholders. Recognised gains and losses include the net loss accounted for in the consolidated statements of income and those directly taken to shareholders' equity.



Reconciliation of Movement in Shareholders' Funds


                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1997                1998                1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
Shareholders' (deficit)/funds at the beginning of the year............              (44,486)            (46,110)              6,235
                                                                           ----------------    ----------------    ----------------
Total recognised gains and losses for the year........................              (19,975)            (20,794)            (22,261)
Reinstatement on dissolution of joint venture of goodwill previously
 written-off to reserves .............................................                  ---                 ---               5,760
Goodwill on acquisition...............................................               12,697                 ---                 ---
Goodwill adjustments on deferred consideration........................                4,352              45,671               8,900
Ordinary shares issued, net of expenses...............................                7,421              36,662              41,573
Increase in shares and warrants to be issued..........................                  ---                 ---              40,750
Revaluation of shares and warrants to be issued.......................               (6,119)             (9,463)             (8,900)
Issue of warrants.....................................................                  ---                 269                 ---
                                                                           ----------------    ----------------    ----------------
Net movement in the year..............................................               (1,624)             52,345              65,822
                                                                           ----------------    ----------------    ----------------
Shareholders' (deficit)/funds at the end of the year..................              (46,110)              6,235              72,057
                                                                           ================    ================    ================



See Notes to the Consolidated Financial Statements.

SKYEPHARMA PLC

Notes to the Consolidated Financial Statements

1   Accounting Policies

    Accounting convention and presentation

     The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards in the U.K. The principal accounting policies, which have been applied consistently, are set out below. The results for the year all relate to continuing operations. In 1998 there was a minor reclassification of manufacturing expenses, the effect of which was immaterial.

     The Group (defined as the Company and its consolidated undertakings) has presented the profit and loss account in columnar form to illustrate the respective effect on the results for the period of the continuing SkyePharma business, acquisitions to that business and in 1998, the impact of exceptional items. The analysis by column is defined as follows:

Continuing          Reflects the trading results of the SkyePharma
                    pharmaceuticals business.

Acquisitions        Reflects the results of SkyePharma Inc., formerly DepoTech
                    Corporation, which was acquired on March 10, 1999.

     The financial statements have been prepared on a going concern basis.

     The Group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the U.K. ("U.K. GAAP"). A reconciliation to U.S. GAAP of certain amounts at December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 is set forth in Note 29 of the Notes to the Consolidated Financial Statements.

     The Group has applied three new accounting standards during the period. The disclosures required by Financial Reporting Standard ("FRS") 13:
'Derivatives and other financial instruments: disclosures' have been made. The publication of FRS 12: 'Provisions, contingent liabilities and contingent assets' and FRS 15: 'Measurement of tangible fixed assets' has not required any amendment to the Group's existing accounting policies.


    Consolidation

     The consolidated financial information includes the financial statements for the Company and its subsidiary undertakings. Intra-group sales and profits are eliminated fully on consolidation. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to the date of acquisition.

     Compared with the financial statements for the year ended December 31, 1997 the presentation of these accounts has been modified to reflect the adoption of FRS 9: Associates and Joint Ventures and FRS 10: Goodwill and Intangible Assets. Following the introduction of FRS 10 goodwill, both positive and negative, being the difference between the purchase consideration in subsidiary undertakings and the Group's share of the fair value of the net assets acquired is capitalised and amortised rather than written off to reserves as was the previous policy adopted. No such goodwill has arisen in the year to December 31, 1998. As permitted by FRS 10 goodwill written off to reserves in previous years has not been reinstated on the balance sheet and adjustments to such goodwill have been taken directly to reserves. Goodwill previously written off to reserves would be charged to the profit and loss account on disposal of the related business. Similarly where management consider that there has been a permanent diminution in the value of goodwill previously charged against reserves, this element of the goodwill is charged to the profit and loss account.

     Goodwill written off was previously shown in a reserve set up for that purpose. As required by FRS 10, this balance has been transferred to the profit and loss reserve as shown in note 22; Reserves.

SKYEPHARMA PLC

1   Accounting Policies (continued)

     Following the introduction of FRS 9 the presentation of the profit and loss account has been modified to show separately the Group's share of the operating result and interest charge of the Joint Venture. Similarly the balance sheet shows separately the Group's share of the Joint Venture gross assets and liabilities. The changes have had no effect on retained loss or net assets.

     Investments which are held for the long-term and where the Group exercises joint control are accounted for using the gross equity method has certain contractual agreement with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own, they are accounted for as a joint arrangement. The Group includes its share of the assets, liabilities and cashflows in such joint arrangements measured in accordance with the terms of each arrangement which is usually pro rata to the Group's interest in the joint arrangement.



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



    Revenue recognition

     Turnover comprises contract development, manufacturing and distribution, and royalty income. Contract development income represents amounts invoiced or billable to customers for services rendered under development contracts or for non-refundable milestone payments and technology access fees in accordance with the contract terms. Non-refundable income is credited to the income statement when earned. Certain refundable income is treated as deferred income until such time as there is no further obligation on the Company to make refunds. Manufacturing and distribution revenues represent principally, the toll manufacturing fees invoiced to Wyeth-Ayerst International Inc and its affiliated companies under a three year manufacturing contract entered into on the acquisition of the Group's manufacturing facility in Lyon, non-contract manufacturing revenues under a collaboration agreement with Chiron Corporation, plus other contract manufacturing revenue and income from product sales. Revenue arising from manufacturing and distribution is recognised on dispatch of finished products. Advance royalties received are treated as deferred income until earned, when they are recognised as income.



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

SKYEPHARMA PLC

1   Accounting Policies (continued)

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

Freehold land                               not depreciated

Freehold buildings                          2%-5% straight line

Short leasehold property                    2%-5% period of lease

Plant, equipment and fixtures               10%-33% straight line

Motor vehicles                              20% straight line

Finance leases                              period of lease



  Intangible fixed assets

     Intangible fixed assets comprise goodwill, intellectual property and capitalised development costs. Goodwill, both positive and negative, being the difference between the purchase consideration in subsidiary undertakings and the Group's share of the fair value of the net assets acquired, is capitalised and amortised over a period of 20 years or less in line with the Directors' view of its useful economic life. Prior to the introduction of FRS 10, the policy adopted was to write off goodwill to reserves. As permitted by FRS 10 goodwill written off to reserves in previous years has not been reinstated on the balance sheet and adjustments to such goodwill have been taken directly to reserves. Goodwill previously written off to reserves is charged to the profit and loss account in the event of disposal of the related business.

     Intellectual property comprises acquired patents, trade marks, know-how and other similarly identified rights. These are recorded at their fair value at acquisition date and are amortised in equal instalments over their estimated economic lives, from the date when the transfer of technology is complete. The period over which the Group expects to derive economic benefits does not exceed 20 years. Prior to 1999, intellectual property was amortised over the lower of the legal or estimated economic lives, not to exceed five years. This change in estimate regarding the amortisation period associated with intellectual property brings the policy in line with other intangible assets, principally goodwill. Had the change occurred in the prior year the profit and loss account would not have been materially impacted. Costs associated with internally developed intellectual property are generally treated as research and development costs. Development costs are recognised under the criteria stated above. Intangible fixed assets are reviewed for impairment and any provision charged to the profit and loss account.



  Fixed asset investments

     Group fixed asset investments of marketable equity securities are recorded at cost, less provision for permanent diminution in value. In addition, the Company has fixed asset investments relating to equity and loan investments in subsidiaries.

SKYEPHARMA PLC

1   Accounting Policies (continued)

  Stocks and work-in-progress

     Stocks and work-in-progress are valued at the lower of cost and net realisable value and calculated using the first-in, first-out basis.



  Liquid resources

     Liquid resources comprise short-term bank and commercial deposits with a maturity of less than one year.



  Deferred consideration

     The provision for deferred consideration comprises the fair value of contingent consideration arising from acquisitions. The eventual outcome is subject to the Group's future performance and certain contractual terms. The provision is reviewed annually by the Directors and changes to the estimated fair value of the contingent consideration are recorded as an adjustment to goodwill or the underlying asset value. Where the effect of the time value of money is material the provision is reflected at its present value and the interest element arising on discounting the liability is recorded as interest payable in the profit and loss account as it unwinds.



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

     Debentures were issued during 1998 at a discount equivalent to an annual interest rate of 3% (note 15: Creditors -- Amounts falling due after more than one year). Interest payable is calculated to unwind the issue costs and the discount on issue at a constant rate over the term of the debenture.

SKYEPHARMA PLC

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

     The tables below present an analysis of turnover, loss before interest, total assets, total long-lived assets and net assets by geographical area together with an analysis of cost of sales, capital expenditure and depreciation. A breakdown of turnover and cost of sales is also presented based upon the various drug delivery products and services provided.

     As there is only one business segment the totals shown in the following tables represent the total for the segment and the consolidated financial statements.

(A) Group Turnover


                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1997                1998                1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
By class of business:
Pharmaceuticals
 Contract development, including milestone payments:
 Receivable from third parties........................................                4,614               2,401               9,045
 Receivable from the Joint Venture....................................                  419                  52                 ---
                                                                           ----------------    ----------------    ----------------
                                                                                      5,033               2,453               9,045
 Manufacturing & distribution.........................................                6,569               6,485               4,597
 Royalties receivable.................................................                2,237               1,987               4,097
                                                                           ----------------    ----------------    ----------------
Total and consolidated................................................               13,839              10,925              17,739
                                                                           ================    ================    ================
Contract development split:
R&D costs recharged...................................................                4,053               2,117               6,078
Milestone payments....................................................                  980                 336               2,967
                                                                           ----------------    ----------------    ----------------
                                                                                      5,033               2,453               9,045
                                                                           ================    ================    ================
By location of customer:
 U.K..................................................................                1,151                 207               2,237
 Continental Europe...................................................               10,333               6,865              10,812
 U.S.A................................................................                2,355               3,434               4,590
 Rest of the world....................................................                  ---                 419                 100
                                                                           ----------------    ----------------    ----------------
Total and consolidated................................................               13,839              10,925              17,739
                                                                           ================    ================    ================
By location of operation:
 Continental Europe...................................................               13,593              10,085              14,219
 U.S.A................................................................                  246                 840               3,520
                                                                           ----------------    ----------------    ----------------
Total and consolidated................................................               13,839              10,925              17,739
                                                                           ================    ================    ================



     Royalties receivable in 1997, 1998 and 1999 related predominantly to one customer.

     In 1999, L2,485,000 (1998: L4,054,000, 1997: L5,357,000) of manufacturing
& distribution revenues represent toll manufacturing fees invoiced to Wyeth-Ayerst International Inc. and affiliated companies.

SKYEPHARMA PLC

2   Segmental Analysis (continued)

(B) Cost of Sales


                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1997                1998                1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
By class of business:
Pharmaceuticals
 Contract development.................................................               (3,136)             (2,998)             (5,780)
 Manufacturing & Distribution.........................................               (5,966)             (6,592)             (8,241)
 Royalties payable....................................................               (1,091)             (1,040)               (833)
                                                                           ----------------    ----------------    ----------------
 Total and consolidated...............................................              (10,193)            (10,630)            (14,854)
                                                                           ================    ================    ================
(c) Loss before interest

By class of business:
Pharmaceuticals.......................................................              (12,294)            (16,414)            (19,588)
                                                                           ----------------    ----------------    ----------------
Total and consolidated................................................              (12,294)            (16,414)            (19,588)
                                                                           ----------------    ----------------    ----------------
By location of operation:
 U.K..................................................................               (3,662)             (3,336)             (4,733)
 Continental Europe...................................................               (4,999)             (8,615)             (4,776)
 U.S.A................................................................               (3,633)             (4,463)            (10,079)
                                                                           ----------------    ----------------    ----------------
Total and consolidated................................................              (12,294)            (16,414)            (19,588)
                                                                           ================    ================    ================



     Turnover and operating results of the Joint Venture relates wholly to pharmaceuticals and arises in continental Europe.

     Reconciliation of reported segmental loss before interest to consolidated retained loss.


                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1997                1998                1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
Total segmental loss before interest..................................              (12,294)            (16,414)            (19,588)
Reversal of provision for loss on disposal of fixed asset investment..                  ---                 ---                 381
Interest receivable...................................................                  808               1,396               1,364
Interest payable
 -- Group.............................................................               (5,864)             (6,619)             (1,391)
 -- Joint Venture.....................................................                 (365)               (374)                ---

Total interest payable................................................               (6,229)             (6,993)             (1,391)
                                                                           ================    ================    ================
Loss on ordinary activities before taxation...........................              (17,715)            (22,011)            (19,282)
Taxation..............................................................                  (66)                (85)               (132)
                                                                           ----------------    ----------------    ----------------
Retained loss.........................................................              (17,781)            (22,096)            (19,414)
                                                                           ================    ================    ================


SKYEPHARMA PLC

2   Segmental Analysis (continued)

(D) Total assets and net (liabilities)/assets


                                                                   Total assets                             Net assets
                                                       ------------------------------------    ------------------------------------
                                                         December 31,        December 31,        December 31,        December 31,
                                                             1998                1999                1998                1999
                                                            L'000               L'000               L'000               L'000
                                                       ----------------    ----------------    ----------------    ----------------
By class of business:
 Pharmaceuticals..................................               68,855             106,734               6,235              72,057
                                                       ----------------    ----------------    ----------------    ----------------
By location of operation:
 U.K..............................................               31,881               7,453              74,247             105,405
 Continental Europe...............................               35,422              45,603             (57,228)            (62,508)
 U.S.A............................................                1,552              53,678             (10,784)             29,160
                                                       ----------------    ----------------    ----------------    ----------------
Total and consolidated............................               68,855             106,734               6,235              72,057
                                                       ================    ================    ================    ================



(E) Capital expenditure


                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1997                1998                1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
By class of business:
 Pharmaceuticals......................................................                4,962               4,308               7,656
                                                                           ================    ================    ================



(F) Depreciation & amortisation


                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1997                1998                1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
By class of business:
 Pharmaceuticals......................................................                2,470               2,731               5,382
                                                                           ================    ================    ================



(G) Long lived assets


                                                Year to             Year to
                                              December 31,        December 31,
                                                  1998                1999
                                                 L'000               L'000
                                            ----------------    ----------------
By location of operation:
 U.K...................................                  333                 271
 Continental Europe....................               26,343              37,929
 U.S.A.................................                  722              45,391
                                            ----------------    ----------------
                                                      27,398              83,591
                                            ================    ================


SKYEPHARMA PLC

3   Exceptional Items

Items included in operating loss


                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1997                1998                1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
Establishment of ADR facility.........................................                  689                 ---                 ---
Provision for withdrawal from sales and marketing activities of
  Brightstone Pharma Inc. ............................................                  ---               1,325                 ---
                                                                           ----------------    ----------------    ----------------
                                                                                        689               1,325                 ---
                                                                           ================    ================    ================



     There were no exceptional items in 1999.

     1998 exceptional costs consisted of a provision against the cost of reorganisation and associated write-down of fixed assets and inventory following a decision was made in November 1998 to withdraw from the sales and marketing activities of Brightstone Pharma Inc. The major actions comprising this plan were:

       i To identify and provide for costs of exit from these activities in particular severance compensation and costs associated with termination of on going contracts with suppliers.

       ii To provide against the value of related inventory and fixed assets rendered obsolete.

     The total provision amounted to approximately L1.3 million made up as follows:


                                                                     L'000
                                                                ----------------
Write down of tangible fixed assets........................                  170
Write down of inventory....................................                  346
Provision made for costs of closure........................                  809
                                                                ----------------
                                                                           1,325
                                                                ================



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

SKYEPHARMA PLC

4   Group Operating Loss

     The group operating loss is stated after charging:


                                                                           Year to December    Year to December    Year to December
                                                                                 31,                 31,                 31,
                                                                                 1997                1998                1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
Auditors remuneration

 Audit of SkyePharma PLC -- U.K.......................................                   32                  32                  39
 Audit of subsidiary undertakings-overseas............................                   63                  59                 101
Depreciation of tangible fixed assets

 owned assets.........................................................                1,804               2,332               3,508
 assets held under finance leases.....................................                  372                 147                 334
 exceptional write down of assets.....................................                  ---                 170                 ---
Amortisation of intangible fixed assets

 amortisation of goodwill.............................................                  ---                 ---               1,211
 amortisation of intellectual property................................                   86                  82                 329
Research and Development expenditure

 current year expenditure.............................................                5,815               5,712               6,728
 amortised from deferred expenditure..................................                  208                 ---                 ---
Operating lease rentals
 hire of plant and machinery..........................................                  153                  69               1,844
 other................................................................                  662                 823                 486
                                                                           ================    ================    ================



     In addition to the above, Auditors' remuneration in respect of non-audit services, including payments made to the Company's previous auditors during their term of office, are analysed as follows:


                                                                           Year to December    Year to December    Year to December
                                                                                 31,                 31,                 31,
                                                                                 1997                1998                1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
PricewaterhouseCoopers                                                                  ---                 649                 448
Price Waterhouse                                                                        499                   *                 ---
Coopers & Lybrand                                                                       ---                   *                 ---
                                                                           ----------------    ----------------    ----------------
                                                                                        499                 649                 448
                                                                           ================    ================    ================



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

SKYEPHARMA PLC

4   Group Operating Loss (continued)

     It is the Group's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where their expertise and experience with the Group are important, principally tax advice and due diligence reporting on acquisitions, or where they are awarded assignments on a competitive basis. During the year PricewaterhouseCoopers earned the following fees:


                                                                           Year to December    Year to December    Year to December
                                                                                 31,                 31,                 31,
                                                                                 1997                1998                1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
Due diligence and other audit-related work............................                  395                 620                 152
Tax advice............................................................                   48                  29                 230
Consultancy...........................................................                   56                 ---                  66
                                                                           ----------------    ----------------    ----------------
Total non-audit fees..................................................                  499                 649                 448
                                                                           ================    ================    ================




5   Employees


                                                                           Year to December    Year to December    Year to December
                                                                                 31,                 31,                 31,
                                                                                 1997                1998                1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
Employment costs
Wages and salaries....................................................                9,031               9,085              11,559
Social security costs.................................................                1,197               1,209               1,815
Pension costs.........................................................                  506                 526                 469
                                                                           ----------------    ----------------    ----------------
                                                                                     10,734              10,820              13,843
                                                                           ================    ================    ================



     The average number of persons employed by the Group during the year was as follows:


                                                                           Year to December    Year to December    Year to December
                                                                                 31,                 31,                 31,
                                                                                 1997                1998                1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
Pharmaceuticals.......................................................                  280                 279                 354
                                                                           ================    ================    ================


SKYEPHARMA PLC

5   Employees (continued)

     Directors' Remuneration The tables below set out details of the Directors' aggregate emoluments and pension contributions for the years ended December 31, 1997, 1998 and 1999.


                                                                Base Salary &
                                                                    Fees            Benefits          Bonuses            Total
Year to December 31, 1997                                           L'000             L'000            L'000             L'000
                                                                --------------   --------------    --------------    --------------
Executive Directors
I R Gowrie-Smith (Executive Chairman)......................                250               20               ---               270
Dr J Gonella...............................................                198               17               ---               215
M Ashton (from March 24, 1997).............................                118               37               ---               155
J F Bozman.................................................                168               22               ---               190
E Gutzwiller (to March 24, 1997)...........................                 19                1                 3                23
D Nicholson (from March 24, 1997)..........................                 78                5               ---                83
R A B Stewart..............................................                100                7               ---               107
Dr R H Zimmer (to March 24, 1997)..........................                 22                2                 3                27
                                                                --------------   --------------    --------------    --------------
                                                                           953              111                 6             1,070
                                                                --------------   --------------    --------------    --------------
Non-Executive Directors
Sir M G Beavis.............................................                 20              ---               ---                20
R S Harris.................................................                 20              ---               ---                20
D J Lees...................................................                 20              ---               ---                20
Dr K Mansford..............................................                 20              ---               ---                20
Dr T Rinderknecht..........................................                 32              ---               ---                32
N W Wray...................................................                 20              ---               ---                20
W Zeller...................................................                 32              ---               ---                32
                                                                --------------   --------------    --------------    --------------
                                                                           164              ---               ---               164
                                                                --------------   --------------    --------------    --------------
                                                                         1,117              111                 6             1,234
                                                                ==============   ==============    ==============    ==============




                                                                                  Compensation
                                              Base Salary &                         for loss
                                                   Fees           Benefits          of office         Bonuses            Total
Year to December 31, 1998                         L'000             L'000             L'000            L'000             L'000
                                              --------------    --------------   --------------    --------------    --------------
Executive Directors
I R Gowrie-Smith (Executive Chairman)....                250                21              ---                63               334
M Ashton.................................                142                50              ---                36               228
J F Bozman Jr. (to October 30, 1998).....                148                21              154               ---               323
D Nicholson..............................                120                 9              ---                30               159
R A B Stewart (to November 20, 1998).....                 98                 9              ---               ---               107
Dr J Gonella (to April 22, 1998).........                 49                 6              ---               ---                55
                                              --------------    --------------   --------------    --------------    --------------
                                                         807               116              154               129             1,206
                                              ==============    ==============   ==============    ==============    ==============


SKYEPHARMA PLC

5   Employees (continued)


                                                                                  Compensation
                                              Base Salary &                         for loss
                                                   Fees           Benefits          of office         Bonuses            Total
Year to December 31, 1998                         L'000             L'000             L'000            L'000             L'000
                                              --------------    --------------   --------------    --------------    --------------
Non-Executive Directors
Sir M G Beavis...........................                 20               ---              ---               ---                20
Dr J Gonella (Executive Director prior to
 April 22, 1998) ........................                 13               ---              ---               ---                13
R S Harris...............................                 20               ---              ---               ---                20
D J Lees.................................                 20               ---              ---               ---                20
Dr K Mansford............................                 20               ---              ---               ---                20
Dr T Rinderknecht........................                 33               ---              ---               ---                33
N W Wray.................................                 20               ---              ---               ---                20
W Zeller.................................                 32               ---              ---               ---                32
                                              --------------    --------------   --------------    --------------    --------------
                                                         178               ---              ---               ---               178
                                              --------------    --------------   --------------    --------------    --------------
                                                         985               116              154               129             1,384
                                              ==============    ==============   ==============    ==============    ==============




                                                                Base Salary &
                                                                    Fees            Benefits          Bonuses            Total
Year to December 31, 1999                                           L'000             L'000            L'000             L'000
                                                                --------------   --------------    --------------    --------------
Executive Directors
I R Gowrie-Smith (Executive Chairman)......................                350               22                60               432
M Ashton...................................................                300               60                51               411
D Nicholson................................................                150               10                37               197
                                                                --------------   --------------    --------------    --------------
                                                                           800               92               148             1,040
                                                                --------------   --------------    --------------    --------------
Non-Executive Directors
Sir M G Beavis.............................................                 25              ---               ---                25
Dr J Gonella...............................................                 25              ---               ---                25
R S Harris.................................................                 25              ---               ---                25
D J Lees (to May 19, 1999).................................                 10              ---               ---                10
Dr K Mansford..............................................                 25              ---               ---                25
Dr T Rinderknecht..........................................                 37              ---               ---                37
N W Wray...................................................                 25              ---               ---                25
W Zeller...................................................                 37              ---               ---                37
                                                                --------------   --------------    --------------    --------------
                                                                           209               92               148             1,249
                                                                ==============   ==============    ==============    ==============



     The emoluments of Dr J Gonella up to April 22, 1998 and for 1997 relate to his role as Executive Director. The emoluments of Dr T Rinderknecht and W Zeller include remuneration in respect of their capacity as Non-Executive Directors of subsidiary companies. Benefits for Mr M Ashton include a living allowance and school fees.

SKYEPHARMA PLC

5   Employees (continued)

Pensions

     Contributions made to defined contribution pension schemes on behalf of the Directors are set out below:


                                                                           Year to December    Year to December    Year to December
                                                                               31, 1997            31, 1998            31, 1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
I R Gowrie-Smith......................................................                   31                  31                  44
M Ashton (from March 24, 1997)........................................                    9                  14                  37
J F Bozman Jr. (to October 30, 1998)..................................                   21                  19                 ---
D Nicholson (from March 24, 1997).....................................                   10                  15                  19
R A B Stewart (to November 20, 1998)..................................                   13                  12                 ---
Dr J Gonella..........................................................                   21                   6                 ---
E Gutzwiller..........................................................                    1                 ---                 ---
Dr R H Zimmer.........................................................                    2                 ---                 ---
                                                                           ----------------    ----------------    ----------------
                                                                                        108                  97                 100
                                                                           ================    ================    ================



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


Directors' Interests

     The following tables set out the interests of Directors (including the interests of their immediate families and persons connected with the Directors) as at December 31, 1997, December 31, 1998 and December 31, 1999.


                                                                             December 31,        December 31,        December 31,
Number of Ordinary Shares                                                        1997                1998                1999
                                                                           ----------------    ----------------    ----------------
                                                                                           (or date of appointment)

I R Gowrie-Smith......................................................           35,782,254          37,122,972          37,122,972
Dr J Gonella..........................................................          108,095,090          90,472,890          90,472,890
M Ashton (from March 24, 1997)........................................              110,000             110,000             110,000
J F Bozman (to October 30, 1998)......................................            4,433,833                 ---                 ---
D Nicholson (from March 24, 1997).....................................              137,000             137,000             137,000
R A B Stewart (to November 20, 1998)..................................            1,395,833                 ---                 ---
Sir M G Beavis........................................................              172,000             172,000             172,000
R S Harris............................................................               46,500              46,500              46,500
D J Lees (to May 19, 1999)............................................            7,892,783           6,967,376                 ---
Dr K Mansford.........................................................               16,000              16,000              16,000
Dr T Rinderknecht.....................................................            5,785,065           5,785,065           5,785,065
N W Wray..............................................................            7,845,202           8,367,560           8,367,560
W Zeller..............................................................               55,000              55,000              55,000
                                                                           ----------------    ----------------    ----------------
                                                                                171,766,560         149,252,363         142,284,987
                                                                           ================    ================    ================


SKYEPHARMA PLC

5   Employees (continued)


                                                                             December 31,        December 31,        December 31,
Number of 'A' warrants                                                           1997                1998                1999
                                                                           ----------------    ----------------    ----------------
I R Gowrie-Smith......................................................           13,407,184                 ---                 ---
D J Lees (to May 19, 1999)............................................            5,745,936                 ---                 ---
N W Wray..............................................................            5,223,580                 ---                 ---
                                                                           ----------------    ----------------    ----------------
                                                                                 24,376,700                 ---                 ---
                                                                           ================    ================    ================



     All 'A' Warrants were exercised in December 1998 resulting in the issue of 2,437,670 ordinary shares for a consideration of L243,767.


                                                                             December 31,        December 31,        December 31,
Number of 'B' warrants                                                           1997                1998                1999
                                                                           ----------------    ----------------    ----------------
I R Gowrie-Smith......................................................           19,797,143          19,797,143          19,797,143
J F Bozman (to October 30, 1998)......................................            3,670,833                 ---                 ---
R A B Stewart (to November 20, 1998)..................................            1,520,833                 ---                 ---
Sir M G Beavis........................................................               84,000              84,000              84,000
D J Lees (to May 19, 1999)............................................            1,693,475           1,693,475                 ---
N W Wray..............................................................            1,589,510           1,589,510           1,589,510
                                                                           ----------------    ----------------    ----------------
                                                                                 28,355,794          23,164,128          21,470,653
                                                                           ================    ================    ================




                                                                                                      Date from
                                                                                                    which options
Options over ordinary shares     January 1,                        December 31,      Exercise           can be
of 10 pence each                  1999            Granted            1999              price          exercised        Expiry date
                                ----------    --------------   --------------    --------------    --------------    --------------
I R Gowrie-Smith................ 1,234,568               ---        1,234,568               81p          12-06-99          12-06-06
                                       ---           575,539          575,539             69.5p          04-19-02          04-19-09
M Ashton........................   639,077               ---          639,077               93p          03-31-01          03-31-08
                                       ---           871,451          871,451             69.5p          04-19-02          04-19-09
D Nicholson.....................   533,333               ---          533,333               75p          04-29-99          04-29-06
                                    86,022               ---           86,022               93p          03-31-01          03-31-08
                                       ---           172,662          172,662             69.5p          04-19-02          04-19-09


SKYEPHARMA PLC

5   Employees (continued)


                                                                                                     Date from
                                                                                                   which options
Super Options over ordinary    January 1,                        December 31,        Exercise           can be
shares of 10 pence each          1999            Granted            1999              price          exercised        Expiry date
                              ------------    --------------   --------------    --------------    --------------    --------------
I R Gowrie-Smith..............         ---         2,385,009        2,385,009            56.67p          05-25-04          05-25-09
M Ashton......................         ---         2,044,293        2,044,293            56.67p          05-25-04          05-25-09
D Nicholson...................         ---         1,022,147        1,022,147            56.67p          05-25-04          05-25-09



     The above options are granted to Directors under the terms of the SkyePharma Executive Share Option Scheme, the European and North American Scheme and the SkyePharma PLC 1999 Share Option Scheme described on pages 85 to 86.

     As at December 31, 1999, none of the Directors had any interests in shares of any other Group company. The market value of Ordinary Shares at December 31, 1999 was 48.25 pence. The market value of Ordinary Shares during 1999 ranged from the lowest closing mid price of 45.25 pence to the highest closing mid price of 88.0 pence. There has been no change in the total interest of each Director since December 31, 1999.

     Details of the rights of warrant holders and terms of the Share Option schemes are shown in note 20.


6   Group Interest Payable


                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1997                1998                1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
Interest payable on bank loans and overdrafts:
 Repayable within five years, not by instalments......................                  (94)                (56)               (242)
 Repayable within five years, by instalments..........................                  ---                 ---                (630)
 Repayable wholly or partly in more than five years...................                 (237)               (230)               (311)
Finance leases........................................................                  (45)                (34)                (92)
Interest on debentures................................................                  ---                (419)               (116)
Interest on deferred consideration....................................               (5,488)             (5,880)                ---
                                                                           ----------------    ----------------    ----------------
                                                                                     (5,864)             (6,619)             (1,391)
                                                                           ================    ================    ================



     In prior years and in accordance with Financial Reporting Standard No7:
Fair Values in Acquisition Accounting, the Group recorded a reasonable estimate of the fair value of future amounts expected to be payable to the vendor in respect of the acquisition of Jago. This amount was discounted at the Group's estimated cost of debt and the interest amount charged in 1997 and 1998 represented the unwinding of that discount during those years.

     At March 31, 2000, as a result of an agreement with the vendor of Jago (Dr Gonella), it has been determined that the deferred consideration will be settled by shares rather than by cash. As such the fair value of the deferred consideration has been re-classified as shares and warrants to be issued at December 31, 1999. No further discounting is required.

SKYEPHARMA PLC

7   Taxation

     Loss from ordinary activities before taxes, as shown in the consolidated statements of income, is analysed over its component parts as follows:


                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1997                1998                1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
United Kingdom........................................................               (1,358)                207                 234
Overseas..............................................................              (16,357)            (22,218)            (19,516)
                                                                           ----------------    ----------------    ----------------
                                                                                    (17,715)            (22,011)            (19,282)
                                                                           ================    ================    ================



     Taxation charge based on results for the period:


                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1997                1998                1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
U.K. corporation tax..................................................                  ---                 ---                 ---
Overseas taxation.....................................................                  (66)                (85)                (57)
Underprovision in previous years -- overseas..........................                  ---                 ---                 (75)
                                                                           ----------------    ----------------    ----------------
                                                                                        (66)                (85)               (132)
                                                                           ================    ================    ================



     There was no deferred tax component in the tax charge for the years presented.

     The Group has estimated total tax losses available to be set off against future taxable profits of L L105.0 million (December 31, 1998: L53.2 million, December 31, 1997: L34.7 million). These losses arise primarily in the U.K., Switzerland and U.S.A. L8.7 million of the estimated tax losses can be carried forward indefinitely. The remaining L96.3 million begins to expire as from the year 2001.

     The above charges, including exceptional items reconcile with the applicable U.K. statutory corporation tax rates as follows:


                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1997                1998                1999
                                                                                  %                   %                   %
                                                                           ----------------    ----------------    ----------------
Statutory U.K. Corporation tax rate...................................                 31.5                31.0                30.3
Tax rate differences..................................................                 (8.8)               (7.0)                9.0
Tax losses not recognised as deferred tax assets......................                (26.8)              (15.9)              (26.1)
Prior year items......................................................                  ---                 ---                (0.4)
Other items not recognised as deferred tax assets.....................                 (3.6)               (3.1)                0.2
Other.................................................................                  7.3                (5.4)              (13.7)
                                                                           ----------------    ----------------    ----------------
Effective tax rate....................................................                 (0.4)               (0.4)               (0.7)
                                                                           ================    ================    ================


SKYEPHARMA PLC

8   Loss Per Ordinary Share


                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1997                1998                1999
                                                                           ----------------    ----------------    ----------------
Attributable loss (L'000).............................................              (17,781)            (22,096)            (19,414)
Weighted average number of shares in issue ('000).....................              350,963             384,871             467,214
                                                                           ----------------    ----------------    ----------------
Loss per share (pence)................................................               (5.1)p              (5.7)p              (4.2)p
                                                                           ================    ================    ================



     There is no difference between basic and diluted loss per share. All potential ordinary shares including convertible debentures, warrants and options are anti-dilutive.


9   Intangible Fixed Assets


                                                                             Intellectual        Development
                                                           Goodwill            property             costs               Total
                                                            L'000               L'000               L'000               L'000
                                                       ----------------    ----------------    ----------------    ----------------
Cost
At January 1, 1998................................                  ---                 381                 986               1,367
Exchange adjustments..............................                  ---                  57                  82                 139
Additions.........................................                  ---                  22                 423                 445
                                                       ----------------    ----------------    ----------------    ----------------
At December 31, 1998..............................                  ---                 460               1,491               1,951
Acquisition of subsidiary undertaking.............               32,306                 557                 ---              32,863
Exchange adjustments..............................                  ---                (786)               (254)             (1,040)
Additions.........................................                  ---              17,605                 294              17,899
                                                       ----------------    ----------------    ----------------    ----------------
At December 31, 1999..............................               32,306              17,836               1,531              51,673
                                                       ----------------    ----------------    ----------------    ----------------
Amortization
At January 1, 1998................................                  ---                 143                 255                 398
Exchange adjustments..............................                  ---                  48                  24                  72
Charge for the year...............................                  ---                  82                 ---                  82
                                                       ----------------    ----------------    ----------------    ----------------
At December 31, 1998..............................                  ---                 273                 279                 552
Exchange adjustments..............................                  ---                (118)                (54)               (172)
Charge for the year...............................                1,211                 329                 ---               1,540
                                                       ----------------    ----------------    ----------------    ----------------
At December 31, 1999..............................                1,211                 484                 225               1,920
                                                       ----------------    ----------------    ----------------    ----------------
Net book value at December 31, 1998...............                  ---                 187               1,212               1,399
                                                       ================    ================    ================    ================
Net book value at December 31, 1999...............               31,095              17,352               1,306              49,753
                                                       ================    ================    ================    ================



     Additions to intangible fixed assets during the year included the acquisition of the intellectual property of Hyal Pharmaceutical Corporation and the nano-particulate technology from Medac GmbH. Both acquisitions are described in more detail in note 24: Acquisitions.

SKYEPHARMA PLC

10  Tangible Fixed Assets


                                                      Laboratory     Assets in the     Office and
                                       Land and      equipment and     course of         other           Motor
                                      buildings        machines      construction      equipment        vehicles         Total
                                        L'000            L'000           L'000           L'000           L'000           L'000
                                     -------------   -------------   -------------   -------------    -------------   -------------
At January 1, 1998..............            17,067           6,821             ---           1,690              250          25,828
Exchange adjustments............             1,132             555             ---              69               12           1,768
Additions.......................             1,998           1,599             505             165               41           4,308
Disposals.......................               ---            (190)            ---             (63)             ---            (253)
                                     -------------   -------------   -------------   -------------    -------------   -------------
At December 31, 1998............            20,197           8,785             505           1,861              303          31,651
Acquisition of subsidiary
 undertakings ..................             2,381           4,278               5             634              ---           7,298
Exchange adjustments............            (2,440)         (1,242)           (101)           (166)             (27)         (3,976)
Additions.......................             3,301           3,086             696             498               75           7,656
Disposals.......................               ---            (248)            ---            (214)             (74)           (536)
                                     -------------   -------------   -------------   -------------    -------------   -------------
At December 31, 1999............            23,439          14,659           1,105           2,613              277          42,093
                                     -------------   -------------   -------------   -------------    -------------   -------------
Depreciation
At January 1, 1998..............             1,030           1,160             ---             499               74           2,763
Exchange adjustments............               112             181             ---              44                6             343
Disposals.......................               ---             (67)            ---             (36)             ---            (103)
Charge for the year.............             1,009             953             ---             461               56           2,479
Exceptional write down of assets
 (note 3) ......................               ---             ---             ---             170              ---             170
                                     -------------   -------------   -------------   -------------    -------------   -------------
At December 31, 1998............             2,151           2,227             ---           1,138              136           5,652
Exchange adjustments............              (312)           (479)            ---            (107)             (15)           (913)
Disposals.......................               ---            (126)            ---            (172)             (28)           (326)
Charge for the period...........             1,420           1,855             ---             511               56           3,842
                                     -------------   -------------   -------------   -------------    -------------   -------------
At December 31, 1999............             3,259           3,477             ---           1,370              149           8,255
                                     -------------   -------------   -------------   -------------    -------------   -------------
Net book value at
 December 31, 1998 .............            18,046           6,558             505             723              167          25,999
                                     =============   =============   =============   =============    =============   =============
Net book value at
 December 31, 1999 .............            20,180          11,182           1,105           1,243              128          33,838
                                     =============   =============   =============   =============    =============   =============



     Land and buildings, at net book value, is as follows:


                                                   Year to           Year to
                                                 December 31,      December 31,
                                                     1998              1999
                                                    L'000             L'000
                                                --------------    --------------
Freehold property...........................            17,973            17,812
Long leaseholds.............................               ---             2,306
Short leaseholds............................                73                62
                                                --------------    --------------
                                                        18,046            20,180
                                                ==============    ==============



     Included in freehold property is an amount of L4,335,000 (December 31, 1998: L2,276,000) in respect of land which is not depreciated.

SKYEPHARMA PLC

10  Tangible Fixed Assets (continued)

     Laboratory equipment and machinery include cost of L4,764,000 (December 31, 1998: L1,913,000) and accumulated depreciation of L842,000 (December 31, 1998: L791,000) in respect of assets held under finance leases and hire purchase contracts.


     Land and buildings at December 31, 1999 include cost of L1,588,000 and accumulated depreciation of L12,000 in respect of assets held under finance leases and hire purchase contracts. These assets are held by SkyePharma Inc. (formerly DepoTech) which was acquired during the year.



11  Joint Venture and Investments

 Joint Venture

     The Group, through Jago, has a 50% interest in a Joint Venture with Genta Incorporated, a US public biotechnology company, which is based in California.

     The Joint Venture, Genta Jago Technologies BV, was formed in 1992 on a 50/ 50 basis with Genta. The purpose of the Joint Venture was to develop Geomatrix controlled release formulations of a range of drugs that have lost, or are about to lose, marketing exclusivity or patent protection. Pursuant to a Working Capital Agreement, Genta was obligated to fund the Joint Venture's operations. For its part, Jago contributed to the Joint Venture licences to the Geomatrix technologies. All of the development work in respect of the products in the Joint Venture was performed by Jago at its research facility in Switzerland.

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

     On March 4, 1999 an agreement was signed between SkyePharma PLC and Genta Inc. concerning the future operations of the Joint Venture. Under the terms of this agreement existing balances between the Joint Venture company and the parent companies have been waived. These are principally unpaid development cost invoices due to Skyepharma and the loan notes due to Genta. In addition Genta was released from future funding obligations.

     SkyePharma becomes responsible for all obligations under existing development and licence agreements between the Joint Venture and third parties and SkyePharma is solely responsible for the future development, marketing, distribution, manufacturing and funding of future Joint Venture products.

     The Joint Venture's share of any future revenues arising from products originating from the Joint Venture will be shared between the parent companies according to a distribution schedule which allows for payment of sums which give recognition to the working capital advances made by Genta before reverting to a 50/50 share. The intent is to ensure that the rights of the parties, pre-existing the agreement, are fully compensated. As such the agreement between the two parent companies will be viewed as a joint arrangement. In future periods the Group will account for its share of any assets, liabilities and cash flows in the joint arrangement according to the agreement set out above.

SKYEPHARMA PLC

11  Joint Venture and Investments (continued)

     The net result of implementing this agreement on the result for the year is as follows:


                                                                Year to December
                                                                      31,
                                                                      1999
                                                                     L'000
                                                                ----------------
Net effect of waiver of amounts payable to and receivable
 from the parent companies ................................                5,712
Write-off of goodwill attributable to the Joint Venture
 previously eliminated against reserves ...................               (5,760)
                                                                ----------------
                                                                             (48)
                                                                ================



     The following is a summary of the financial information of the Joint Venture extracted from unaudited financial statements.


                                                                             December 31,        December 31,        December 31,
                                                                                 1997                1998                1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
Current assets........................................................                  892               2,288                 ---
Current liabilities...................................................               (3,222)             (5,294)                ---
Non-current assets....................................................                    2                   1                 ---
Genta loan notes......................................................               (9,870)             (9,519)                ---
                                                                           ----------------    ----------------    ----------------
Net liabilities.......................................................              (12,198)            (12,524)                ---
                                                                           ----------------    ----------------    ----------------
Net contract and royalty income.......................................                2,215               1,382                 654
Costs and expenses....................................................               (2,907)             (1,354)                ---
Waiver of amounts payable to and receivable from parent companies.....                  ---                 ---              11,041
Interest expense......................................................                 (730)               (748)               (271)
                                                                           ----------------    ----------------    ----------------
Net profit/(loss).....................................................               (1,422)               (720)             11,424
                                                                           ================    ================    ================



     The Group has fully recognised its 50% share of the net loss on operations in the Joint Venture in these financial statements. The net loss arising in the Joint Venture included in the income statement for the year to December 31, 1999 was L48,000 (year to December 31, 1998: L360,000; year to December 31, 1997: L711,000).

     In 1998 and 1997 current assets and liabilities related principally to amounts due from and due to SkyePharma Group Companies.

     At December 31, 1998 the Group held 232,056 unregistered shares in Genta the carrying value of which had been reduced to zero in 1996 as they remained unregistered pending resolution of the future of the Joint Venture. Subsequent to the March 4, 1999 agreement the necessary steps were taken to enable the Group to dispose of the shares. A profit of L381,000 was realised which is shown as a reversal of the provision for loss on disposal of fixed asset investment.

SKYEPHARMA PLC

11  Joint Venture and Investments (continued)

 Investments


                                                                     Other
                                                                  Investments
                                                                     Listed
                                                                     L'000
                                                                ----------------
Cost
At January 1, 1997.........................................                1,823
Additions..................................................                  ---
                                                                ----------------
At December 31, 1997.......................................                1,823
Additions..................................................                2,939
                                                                ----------------
At December 31, 1998.......................................                4,762
Transfer to shares in Group undertakings...................               (2,939)
Disposals..................................................               (1,823)
                                                                ----------------
At December 31, 1999.......................................                  ---
                                                                ================
Provision
At January 1, 1997, December 31, 1997 and 1998.............               (1,823)
Reversal of provision......................................                1,823
                                                                ----------------
At December 31, 1999.......................................                  ---
                                                                ================
Net book value at December 31, 1997........................                  ---
                                                                ----------------
Net book value at December 31, 1998........................                2,939
                                                                ----------------
Net book value at December 31, 1999........................                  ---
                                                                ================



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

     Subsequent to March 4, 1999 agreement the necessary steps were taken to enable the Group to dispose of the shares. A profit of L381,000 was realised which is shown as a reversal of the provision for loss on disposal of fixed asset investment.

     On October 19, 1998 the Group acquired 2,857,143 shares representing approximately 16% of Common Stock in DepoTech Corporation of San Diego, a company listed on the Nasdaq National Market for a consideration of L2,939,000 ($5,000,000). On March 10, 1999 the Group completed the acquisition (note 24:
Acquisitions) and accordingly the investment was reclassified as shares in subsidiary undertakings (see note 11(c): Investments).

     The market value of the listed investment in DepoTech at December 31, 1998 was L3,971,000.

SKYEPHARMA PLC

12  Stocks


                                              December 31,        December 31,
                                                  1998                1999
                                                 L'000               L'000
                                            ----------------    ----------------
Raw materials and consumables..........                1,177               1,082
Work in progress.......................                    2                  32
Finished goods.........................                    7                  20
                                            ----------------    ----------------
                                                       1,186               1,134
                                            ================    ================



     The replacement cost of stocks is not materially different from original cost. Finished goods valuation at December 31, 1998 is stated after the exceptional write-off of inventory as a result of restructuring of the Group's activities in North America described in note 3: Exceptional Items.


13  Debtors


                                              December 31,        December 31,
                                                  1998                1999
                                                 L'000               L'000
                                            ----------------    ----------------
Trade debtors..........................                3,335               5,403
Amounts owed by Joint Venture..........                1,175                 ---
Other debtors..........................                  646               1,219
Royalties receivable...................                  368                 224
Prepayments and accrued income.........                  714               1,410
Interest receivable....................                  169                  79
                                            ----------------    ----------------
                                                       6,407               8,335
                                            ================    ================



     Trade debtors includes allowance for doubtful accounts amounting to LNil (December 31, 1998: LNil).


14  Creditors: Amounts Falling Due Within One Year


                                              December 31,        December 31,
                                                  1998                1999
                                                 L'000               L'000
                                            ----------------    ----------------
Bank overdrafts........................                1,917               2,809
Bank loans.............................                1,059               2,263
Current portion secured Mortgage (note
15)....................................                  175                 155
Current portion of Chiron loan note
(note 15)..............................                  ---               2,006
Trade creditors........................                3,309               3,279
Corporation tax........................                   74                   7
Other taxation and social security
costs..................................                1,054               1,406
Royalties payable......................                  203                 106
Accrued legal and professional fees....                  120                 306
Obligations under hire purchase and
finance leases.........................                  223               1,132
Other creditors and accruals...........                1,437               3,163
                                            ----------------    ----------------
                                                       9,571              16,632
                                            ================    ================


SKYEPHARMA PLC

14  Creditors: Amounts Falling Due within One Year (continued)

     At December 31, 1999 the Group had an unsecured overdraft facility of L2.2 million with the Basellandschaftliche Kantonalbank. In addition the Kantonalbank has extended a Fixed Credit Facility of L0.6 million which is renewable on an annual basis. This is included within bank loans. The Credit Facility bears interest at 5.5%, and the assets of Jago have been pledged as collateral and is guaranteed by SkyePharma PLC.

     At December 31, 1999 the Group also had an overdraft facility with Societe Generale of L0.3 million, guaranteed by SkyePharma PLC and a credit facility of up to L0.9 million against which the trade debtors of SkyePharma Production SAS have been pledged as collateral. Jointly these facilities are limited at L1.0 million.

     Obligations under hire purchase and finance leases at December 31, 1999 derive from the purchase of laboratory equipment and machinery, the sale and leaseback of certain equipment and other capital leases.


15  Creditors: Amounts Falling Due After More Than One Year


                                              December 31,        December 31,
                                                  1998                1999
                                                 L'000               L'000
                                            ----------------    ----------------
Bank loans.............................                  ---               1,222
Secured Mortgage.......................                3,763               5,969
Chiron loan note.......................                  ---               4,011
Deferred income........................                  ---               2,395
Convertible debentures due February
2001...................................                2,257                 103
Obligations under finance leases.......                  228               2,258
                                            ----------------    ----------------
                                                       6,248              15,958
                                            ================    ================
Bank and other loans are repayable as
follows:
Between one and two years..............                  175               3,316
Between two and three years............                  175               2,227
Between three and four years...........                  175                 115
Between four and five years............                  175               2,946
After five years.......................                3,063               2,558
                                            ----------------    ----------------
                                                       3,763              11,202
                                            ================    ================
Obligations under finance leases are
repayable as follows:
Between one and two years..............                  141                 758
Between two and three years............                   85                 743
Between three and four years...........                    2                 757
                                            ----------------    ----------------
                                                         228               2,258
                                            ================    ================



     At December 31, 1999 the Group had a property mortgage facility with the Basellandschaftliche Kantonalbank of L6.1 million. The mortgage is in two tranches, with the assets of Jago pledged as collateral, and guaranteed by SkyePharma PLC. The first tranche bears interest at 4.5% to 4.25% and is repayable by instalments over 21 years semi-annually. The second tranche bears interest at 3.0% and is repayable in 2004.

     At December 31, 1999 the Group had L2.9 million outstanding on a loan payable to the Silicon Valley Bank of which L1.7 million is shown within current liabilities. Specific fixed assets of SkyePharma Inc. have been pledged as collateral and the loan is guaranteed by SkyePharma PLC. The loan bears a floating rate of interest set at the US prime rate plus 0.5% and the principal is repayable in monthly instalments until February 2002.

SKYEPHARMA PLC

15  Creditors: Amounts Falling Due After More Than One Year (continued)

     At December 31, 1999 the Group had L6.0 million outstanding on the Chiron loan note. The rights to DepoCyt have been pledged as collateral for the note and it bears a floating rate of interest based on LIBOR. The principal is payable in three equal instalments on June 30, 2000, 2001 and 2002.


Convertible Debentures

     On March 11, 1998, the Company issued unsecured debentures (the "Debentures") in the aggregate principal amount of $18,576,359 due in February 2001 at a discount equivalent to an annual rate of 3%. The net proceeds recognised on issue were L9,502,000 being gross proceeds of L10,259,000 less cash expenses of L486,000 and the fair value of 'C' Warrants issued, L271,000 (note 20; Share Capital).

     The Debentures confer upon the holders thereof the right to apply the principal sum to subscribe for Ordinary Shares at any time in the three year period following the issue. The subscription price is calculated as the average of the three highest of the five lowest closing bid prices during the 20 day period prior to subscription, subject to a maximum subscription price of 90 pence per Ordinary Share. The amount of the Debentures to be applied in subscription for Ordinary Shares on any date is calculated by applying the 3% per annum discount rate to the principal sum.

     During the year $4,042,000 of the amount of the debentures were exercised at prices between 47p per share and 62p per share, resulting in the issuance of 5,099,348 Ordinary Shares. At December 31, 1999 the principal amount of the Debentures remaining unconverted was $177,000 (L110,000). In January 2000 the remaining debentures were exercised at prices between 47 and 48 pence per share, resulting in the issuance of 219,204 Ordinary Shares.


16  Provisions for Liabilities and Charges


                                                                                                    Other
                                                                           --------------------------------------------------------
                                                           Deferred                             Restructuring
                                                        consideration          Pension            Provision             Total
                                                            L'000               L'000               L'000               L'000
                                                       ----------------    ----------------    ----------------    ----------------
At January 1, 1997................................               62,572                 ---                 ---                 ---
Acquisition of subsidiary undertaking.............                  ---                 193                 ---                 193
Charged in the year...............................                5,488                   9                 ---                   9
Exchange adjustments..............................                1,768                 (15)                ---                 (15)
                                                       ----------------    ----------------    ----------------    ----------------
At December 31, 1997..............................               69,828                 187                 ---                 187
Utilised in the year..............................                  ---                 ---                (516)               (516)
Charged in the year...............................                5,880                  29               1,325               1,354
Revaluation.......................................              (35,424)                ---                 ---                 ---
Exchange adjustments..............................                 (784)                 14                 ---                  14
                                                       ----------------    ----------------    ----------------    ----------------
At December 31, 1998..............................               39,500                 230                 809               1,039
Utilised in the year..............................                  ---                 ---                (737)               (737)
Charged in the year...............................                1,861                 ---                 ---                   -
Revaluation.......................................                  ---                (44)                 ---                (44)
Reclassification..................................              (39,500)                ---                 ---                 ---
Exchange adjustments..............................                  ---                (56)                  24                 (32)
                                                       ----------------    ----------------    ----------------    ----------------
At December 31, 1999..............................                1,861                 130                  96                 226
                                                       ================    ================    ================    ================


SKYEPHARMA PLC

16  Provisions for Liabilities and Charges (continued)

Medac Deferred consideration

     Deferred consideration at December 31, 1999 consists of $3.0 million (L1.9 million) cash payable to Medac GmbH under the purchase agreement for their intellectual property. The purchase agreement also provides for additional consideration in the form of SkyePharma PLC Ordinary Shares to the total value of $2.0 million (L1.2 million) (see note 21: Shares and Warrants to be Issued). Both portions are subject to compliance by the vendor with terms specified in the agreement. Payment will be made in two tranches with the last due on 31 March 2001.


Jago Deferred consideration

     At December 31, 1999 the deferred consideration payable under the terms of the Jago Acquisition Agreement has been reclassified as shares and warrants to be issued following a Board agreement with Dr Gonella (see note 21: Shares and Warrants to be Issued).


Pension provision

     The pension provision relates to the retirement commitments under a defined benefit scheme for SkyePharma Production SAS employees (note 25:
Pension Arrangements).


Restructuring provision

     The restructuring provision is described in note 3; Exceptional Items. It is anticipated that the remaining provision will be utilised during the next financial year.


17  Deferred Taxation


                                                           Full Potential                                 Provided
                                             -----------------------------------------    -----------------------------------------
                                               At December 31,        At December 31,       At December 31,       At December 31,
                                                     1998                  1999                  1998                  1999
                                                    L'000                  L'000                 L'000                 L'000
                                              ------------------    ------------------     ------------------    ------------------
Accelerated capital allowances...........                     20                 3,535                    ---                   ---
Other timing differences.................                  1,655                 4,469                    ---                   ---
Tax benefits from losses carried forward.                 11,480                 1,896                    ---                   ---
US tax benefits from losses carried
 forward ................................                    ---                27,414                    ---                   ---
                                              ------------------    ------------------     ------------------    ------------------
                                                          13,155                37,314                    ---                   ---
                                              ==================    ==================     ==================    ==================



     No deferred tax asset is recognised, given the uncertainty of the recoverability of the Group's tax losses carried forward.


18  Contingent Liabilities and Guarantees

     In December 1999 SkyePharma Production SAS entered into a leasing arrangement with Lombard North Central PLC by which certain pharmaceutical manufacturing and laboratory equipment was the subject of a four year sale and leaseback arrangement. The Company has guaranteed the obligations of the lessee under this lease to an amount of FF30 million (L2.8 million).

     Following the acquisition of DepoTech, the Company has guaranteed all the obligations of SkyePharma Inc. on its capital equipment lease with LMSI Venture Finance. At December 31, 1999 L0.4 million was outstanding on the finance lease repayable by May 2000.

SKYEPHARMA PLC

18  Contingent Liabilities and Guarantees (continued)

     At December 31, 1999 the Company had provided guarantees on various bank borrowings of its subsidiaries as set out in note 14: Creditors -- amounts falling due within one year and note 15; Creditors -- amounts falling due after one year. In addition the Company has provided L0.6 million in guarantees supported by letters of credit.

     In common with most business enterprises, group companies are subject to a number of potential claims from third parties, the outcome of which cannot at present be determined but which are not considered to be material in the context of these Financial Statements. Provision has been made in these accounts for any liabilities which are expected to materialise from such potential claims.


19  Commitments


                                              December 31,        December 31,
                                                  1998                1999
                                                 L'000               L'000
                                            ----------------    ----------------
Capital commitments
Contracted for but not provided in the
accounts...............................                  ---                 390
                                            ================    ================




                                           December 31, 1998   December 31, 1999
                                                 L'000               L'000
                                           -----------------   -----------------
Commitments under operating leases from
December 31
1999...................................                1,007                 ---
2000...................................                  755               2,738
2001...................................                  594               2,653
2002...................................                  388
2003...................................                  247               2,619
2004...................................                  ---               2,461
                                           -----------------   -----------------
                                                       2,991              13,021
                                           =================   =================




                                           December 31, 1998   December 31, 1999
                                                 L'000               L'000
                                           -----------------   -----------------
Commitments under operating leases to
pay rentals for the next year
Operating leases on land and buildings
which expire:
In one year or less....................                  180                  20
In two to five years...................                  350                 186
In five years or more..................                  247               2,369
                                           -----------------   -----------------
                                                         777               2,575
                                           =================   =================
Operating leases on plant and equipment
which expire:
In one year or less....................                   72                 246
In two to five years...................                  158                 223
In five years or more..................                  ---                 ---
                                           -----------------   -----------------
                                                         230                 469
                                           =================   =================


SKYEPHARMA PLC

19  Commitments (continued)


                                                                  December 31,
                                                                      1999
                                                                      L'000
                                                                 ---------------
Commitments under finance leases from December 31
2000..........................................................             1,346
2001..........................................................               907
2002..........................................................               845
2003..........................................................               789
2004..........................................................               ---
Less interest payable under finance leases                                  (497)
                                                                 ---------------
                                                                           3,390
                                                                 ===============



     In addition to the above, contingent upon the achievement of specified milestones by the collaborative partner, the total amounts payable under collaborative agreements at December 31, 1999 amounted to Lnil million (December 31, 1998: L0.4 million, December 31, 1997: L0.4 million).

     At December 31, 1999 the Group had L6.0 million payable on the Chiron Loan Note. Under a collaboration agreement with Chiron Corporation, SkyePharma Inc. had an obligation to pay Chiron $11.7 million within six months of US or European marketing approval of DepoCyt. Consequent upon the acquisition. SkyePharma, SkyePharma Inc. and Chiron further amended the agreement with Chiron in March 1999 such that the Group issued a note payable to Chiron of $9.7 million on the receipt of FDA approval of DepoCyt in the U.S. The amendment also provides that the Group will issue a note payable for $3.5 million to Chiron upon the filing of an application for DepoCyt for pediatric indications in the U.S. The unpaid principal balance of each note shall be payable in three equal installments on June 30, 2000, June 30, 2001 and June 30, 2002.

Significant research and development arrangements

     The Group conducts R&D activities under a number of collaboration arrangements with pharmaceutical companies to develop products utilising its technologies. These activities are conducted under varying fixed price or cost plus arrangements which are designed to permit the Group to recover its development costs. The Group does not have any actual or contingent obligations to deliver successful results under any of these arrangements, and amounts earned under these contracts are not refundable, even if the research effort is unsuccessful. Except as described below, the Group does not consider any individual contract to be significant.



 Dilacor

     The only collaborative arrangement under which the Group is currently receiving significant royalty revenues is the development and license agreement for Dilacor XR made with Rorer, a member of the Aventis Group in 1988. Under the terms of that agreement, Rorer bore all of the costs of research and development according to a budget agreed by the Group and Rorer. For countries where a patent claiming Dilacor XR has been issued and is in effect, Rorer is obligated to pay the Group continuing royalties of 3% of net sales. For countries where no patent claiming Dilacor XR has been issued, Rorer is obligated to pay the Group continuing royalties of 1.5% of net sales. In return, the Group granted Rorer an exclusive license to market Dilacor XR throughout the world. The agreement continues for ten years from the date of the first marketing in each country or for the life of the patent in such country (which includes all patents owned or controlled by the Group which would be infringed by the manufacture, use or sale of the products covered by the license agreement), whichever is longer. After termination of the agreement, Rorer may continue to sell the product and use the Geomatrix technology in connection with the product on a non-exclusive basis without any obligations to the Group unless otherwise agreed in writing. In 1997 Rorer granted to Watson Laboratories, Inc. (with the consent of the Group) exclusive rights to market, advertise, promote, sell and distribute Dilacor XR. The grant of rights to Watson Laboratories does not affect any entitlements of the Group or any of the material terms of the collaborative arrangement.

SKYEPHARMA PLC

19  Commitments (continued)

     The Group recognises royalty income on the sale of Dilacor. Revenue resulting from this contract amounted to L2,237,000, L1,880,000 and L758,000 in the years ended December 31, 1997, 1998 and 1999 respectively. Royalties payable and included in cost of sales relating to this contract amounted to L1,091,000, L1,142,000 and L275,000 in the years ended December 31, 1997 , 1998 and 1999 respectively.



 Requip

     The only collaborative arrangement involving Geomatrix technology in which the Company is responsible for conducting clinical trials is the development and licensing agreement for a once-daily version of Requip (Ropinirole) made with SmithKline Beecham, which was entered into in September 1999. Under the terms of that agreement the Company is responsible for all development activities for Requip oral controlled release tablets up to regulatory filing, in collaboration with SmithKline Beecham. As part of the agreement, SmithKline Beecham made an equity investment of L4.9 million in SkyePharma and will pay milestone payments at intervals up to product approval, including an up-front payment. On commercialisation of once-daily Requip, SkyePharma will receive royalties on product sales.

     SmithKline Beecham will take responsibility for preparing and pursuing all necessary regulatory approvals. Results from pilot clinical trials of the once-daily version are currently being analysed.



 DepoCyt


     The Chiron agreement, as amended, grants Chiron rights to market and sell DepoCyt in the U.S. Chiron has funded, and is obligated to fund, 50% of the clinical development expenses in the United States. Canadian registration expenses and the cost of clinical trials required in Europe were funded by Chiron until June 1997, when the Chiron agreement was amended in connection with the agreement with Pharmacia & Upjohn (now known as Pharmacia Corporation). SkyePharma Inc. will manufacture DepoCyt, Chiron will market, sell, and distribute DepoCyt in the U.S., and the parties will share all profits equally. The Company will fund 50% of the sales and marketing expenses incurred for DepoCyt. Chiron also has a right of first refusal to obtain a license to alternate DepoFoam formulations of cytarabine under terms and conditions to be negotiated in the future. Following an evaluation of the markets and certain other factors, DepoTech and Chiron mutually agreed not to further develop certain additional generic cancer compounds named in the Chiron agreement.



     In June 1997, DepoTech and Chiron amended their agreement, and DepoTech repurchased rights to DepoCyt in Canada and Europe from Chiron for aggregate cash payments of up to $13.7 million, of which $2.0 million was expensed and paid to Chiron in December 1997. The remaining $11.7 million originally was payable upon the earlier of six months following U.S. or European regulatory notification that the application to market or sell DepoCyt is approvable or approved. In March 1999, SkyePharma Inc. and Chiron further amended the agreement with Chiron under which SkyePharma Inc. issued a note payable for $9.7 million upon FDA approval of DepoCyt in the U.S. The amendment of March 1999 also provides that SkyePharma Inc. will issue a note payable for $3.5 million to Chiron upon the filing of an application for DepoCyt for paediatric indications.



     In addition to the above, the Chiron agreement of March 1994 also provides for the joint development of DepoFoam formulations of certain compounds with Chiron. The agreement provides that Chiron must fund one feasibility program for these compounds per year or lose its option to develop DepoFoam formulations of additional Chiron compounds. Through April 1998, DepoTech had completed feasibility studies on four Chiron compounds. No further studies on Chiron compounds will be performed under the Chiron agreement.


     Both the Company and Chiron have the ability to terminate a portion or all of the collaboration at certain intervals and with advance notice.

SKYEPHARMA PLC

19  Commitments (continued)

     In connection with the agreement of March 1994, Chiron made a $2.5 million equity investment in DepoTech. In addition, Chiron paid $1.0 million in March 1994 for a warrant which was converted in January 1995 to a DepoCyt marketing rights fee. Further, in January 1995, upon achievement of a development milestone, Chiron reimbursed DepoTech approximately $2.5 million for Chiron's share of DepoCyt's clinical trial and development costs from July 1993 through December 1994 and will continue to share equally in DepoCyt's United States clinical trials and development costs. Finally, in 1997, DepoTech received a $1.0 million milestone payment from Chiron upon completing the filing of the new drug application for DepoCyt in the U.S.


     In July 1997, DepoTech entered into a marketing and distribution agreement with Pharmacia & Upjohn (now known as Pharmacia Corporation). Under the agreement, Pharmacia Corporation acquired rights to market and sell DepoCyt in countries outside the United States. Pharmacia Corporation would generally be responsible for submitting regulatory filings, and for labeling, packaging, distributing, marketing and selling DepoCyt in this territory. SkyePharma Inc. would manufacture DepoCyt and receive a share of the net sales of this product from Pharmacia Corporation, if any. DepoTech received a cash payment of $2.0 million when the agreement was signed. The agreement also provides for reimbursement by Pharmacia Corporation of certain clinical trial expenses and regulatory fees incurred by SkyePharma Inc. In February 2000, the Company and Pharmacia Corporation renegotiated certain aspects of this agreement relating to milestone payments and reimbursement of clinical trials expenses. In addition, the Company recovered the rights to DepoCyt for Japan and Canada. In June 2000, Pharmacia Corporation notified the Company that it was terminating the 1997 Marketing and Distribution Agreement. Under the February 2000 amendment Pharmacia Corporation is obliged to assign the EMEA application for DepoCyt to the Company. All rights and obligations under the above agreements are terminated. The Company has started to look for European marketing partners specialised in oncology.




 Joint Venture development activities

     The arrangements with the joint venture for the development of products utilising Geomatrix technologies are discussed in note 11.

SKYEPHARMA PLC

20  Share Capital


                                               Ordinary shares of 10p each
                                          --------------------------------------
Authorised                                  No. of shares            L'000
 -------------------------------------    -----------------    -----------------
At December 31, 1997.................           545,000,000               54,500
                                          =================    =================
At December 31, 1998.................           545,000,000               54,500
                                          =================    =================
At December 31, 1999.................         1,090,000,000              109,000
                                          =================    =================




                                            Ordinary shares
                                              of 10p each        Nominal Value
                                                 Number              L'000
                                            ----------------    ----------------
Issued, allotted and fully paid
At January 1, 1997.....................          346,612,777              34,661
Exercise of share options..............               35,000                   4
Issued on placing September 1997.......           17,292,434               1,729
Exercise of 'B' warrants...............               10,398                   1
                                            ----------------    ----------------
At December 31, 1997...................          363,950,609              36,395
Exercise of 'A' Warrants...............            2,437,670                 244
Exercise of 'B' Warrants...............               11,472                   1
Conversion of debentures...............           16,070,203               1,607
Issued to Novartis.....................            8,628,500                 863
Issued on placing July 1998............           36,000,000               3,600
                                            ----------------    ----------------
At December 31, 1998...................          427,098,454              42,710
Exercise of 'B' Warrants...............                6,206                   1
Exercise of share options..............              214,073                  21
Conversion of debentures...............            5,099,348                 510
Shares issued to acquire DepoTech......           44,488,919               4,449
Shares issued to SmithKline Beecham....            8,671,240                 867
Shares issued to Medac.................            3,067,286                 307
Shares issued to acquire Hyal
 debentures ...........................            5,441,454                 544
                                            ----------------    ----------------
At December 31, 1999...................          494,086,980              49,409
                                            ================    ================



     On May 19, 1999 the authorised share capital of the Company was increased to 1,090,000,000 ordinary shares. Shareholders' funds at December 31, 1997, 1998 and 1999 comprised entirely equity interests.

     Consideration received on issue of ordinary shares in 1999 amounted to L5,038,000 (year to December 31, 1998: L31,490,000, year to December 31, 1997:
L7,789,000).

Warrants

     The Company has the following warrants outstanding:

(a) 'A' Warrants

     At December 31, 1997 various trusts and companies in which Ian Gowrie-Smith, David Lees and Nigel Wray (Directors of the Company) are interested had 'A' Warrants to subscribe for 2,437,670 ordinary shares at 10p per share at any time up to December 15, 1998. There was no activity in 1997 relating to these warrants. All 'A' Warrants were exercised in December 1998 resulting in the issue of 2,437,670 ordinary shares for a consideration of L243,767.

SKYEPHARMA PLC

20  Share Capital (continued)

(b) 'B' Warrants


                                                                      Number
                                                                  --------------
At January 1, 1997............................................        58,989,815
Warrants exercised............................................          (103,980)
                                                                  --------------
At December 31, 1997..........................................        58,885,835
Warrants exercised............................................          (114,720)
                                                                  --------------
At December 31, 1998..........................................        58,771,115
Warrants exercised............................................           (62,060)
                                                                  --------------
At December 31, 1999..........................................        58,709,055
                                                                  ==============



     The 'B' Warrants, which were all issued in January 1996 on the basis of one warrant for every ten existing Ordinary Shares subscribed pursuant to the placing, rights issue and capitalisation of loan notes and in consideration for the outstanding warrants of Krypton, entitle the holders at December 31, 1999 to subscribe for 5,870,906 Ordinary Shares at any time during the period beginning six months after the date of issue and ending on December 31, 2002 at an effective price of 40 pence per Ordinary Share. The fair value of the 'B' Warrants issued in January 1996 was determined by applying the ratio of the relative trading prices of the 'B' warrants and ordinary shares in the week following the issuance, to the total proceeds of the issuance, and amounted to
3.04 pence per 'B' Warrant. The total fair value allocated to the 'B' warrants, amounting to L1,809,000 was recorded as a separate component of shareholders' funds, see reserves note 22, with the respective elements recorded as cash proceeds, reduction of loan notes and as purchase consideration. Consequent upon the consolidation of existing Ordinary Shares in May 1996 the terms under which the 'B' Warrants may be exercised were amended so that a holder is required to exercise ten 'B' Warrants to acquire one Ordinary Share.

     The market value of 'B' warrants as at December 31, 1999 was 3.5 pence (December 31, 1998: 5.25 pence; December 31, 1997: 3.25 pence). The market value of 'B' warrants during the period from January 1, 1999 to December 31, 1999 ranged from the lowest midprice of 2.75 pence to the highest midprice of
6.75 pence per 'B' warrant.

(c) 'C' Warrants

     The class 'C' Warrant issued in March 1998 in consideration of services provided in connection with the debenture issue entitles holders to purchase up to 1.8 million ordinary shares at an exercise price of 120 pence per Ordinary share at any time up to three years from March 11, 1998. There was no activity relating to this warrant in 1998 or 1999.The aggregate number of Ordinary Shares which may be issued under the terms of the class 'C' Warrant and the Debentures (note 15; Creditors -- Amounts falling due after more than one year) shall not exceed 30,000,000. The total number of shares issued to Debenture holders amounted to 21.4 million. The fair value of the Warrant at issue was L271,000 (note 22; Reserves).

(d) Warrants issued on the acquisition of DepoTech

     In connection with the acquisition of DepoTech Corporation, the Company agreed that outstanding warrants to purchase DepoTech common stock on the effective date of the merger would become warrants to purchase the Company's Ordinary Shares. The fair value of the warrants at issue was not material. The Company has the following warrants outstanding at 31 December 1999:

SKYEPHARMA PLC

20  Share Capital (continued)


                                                Exercise Price
                                                 Per Ordinary
Ordinary Shares Issuable Upon Exercise of           Share           Expiration
Warrants                                              $                Date
-----------------------------                   --------------    --------------
65,358......................................             2.142              2000
1,322,728...................................             2.399              2001
291,778.....................................             1.453              2005



     The above table includes the additional warrants that the former DepoTech shareholders became entitled to when FDA approval was granted for DepoCyt in the US in April 1999. On March 31, 2000 an additional 12.1 million shares became issuable on the signing of a development agreement for a macromolecule using DepoFoam. Following the issue of these shares on 25 April 2000 the number of outstanding warrants is presently as shown below:


                                                Exercise Price
                                                 Per Ordinary
Ordinary Shares Issuable Upon Exercise of           Share           Expiration
Warrants                                              $                Date
-----------------------------                   --------------    --------------
83.183......................................             1.683              2000
1,683,472...................................             1.885              2001
371,353.....................................             1.178              2005





 Share options

     The Company encourages employee participation in its shares through ownership and continues to operate the Executive Share Option Scheme and the European and North American Share Option Schemes. Under the terms of these Schemes the Board may offer options to purchase Ordinary Shares in the Company to permanent full-time employees, including directors, at a price not less than the higher of the nominal value and the market value of the shares.

     These options vest from the third anniversary and are exercisable until the tenth anniversary of the date of grant, and are subject to the Company's Code of Conduct for dealing in Shares, and the Model Code. Options may only be exercised if the growth in the Company's share price over a consecutive three year period exceeds the growth over the same period in the FT-SE All Share Index. Super Options are exercisable after five years and are subject to higher performance conditions in accordance with those recommended by the Association of British Insurers. These criteria were not met during the year. However, as a result of the reorganisation at Brightstone Pharma Inc., certain employees made redundant were able to exercise their options early.

SKYEPHARMA PLC

20  Share Capital (continued)

     The following table summarises the activity in share options for the year to December 31, 1997, the year to December 31, 1998 and the year to December 31, 1999:


                                          Share Options          Option Price
                                        ------------------    ------------------
At January 1, 1997.................             10,529,836       12.5p -- 145.0p
Granted............................              1,937,344                 66.5p
Exercised..........................                (35,000)                12.5p
Cancelled or expired...............               (809,649)       66.5p -- 81.5p
                                        ------------------    ------------------
At December 31, 1997...............             11,622,531       66.5p -- 145.0p
Granted............................              5,361,690        44.8p -- 93.0p
Cancelled or expired...............             (1,642,577)      66.5p -- 145.0p
                                        ------------------    ------------------
At 31 December, 1998...............             15,341,644       44.8p -- 145.0p
Granted............................             15,446,096        56.7p -- 69.5p
Exercised..........................               (214,073)                44.8p
Cancelled or expired...............             (2,786,354)      75.0p -- 145.0p
                                        ------------------    ------------------
At December 31, 1999...............             27,787,313        44.8p -- 93.0p
                                        ==================    ==================



     Of total options granted during the year 5,807,000 were to employees of Skyepharma Inc., acquired during the year.

     The market value of ordinary shares as at December 31, 1999 was 48.25 pence (December 31, 1998: 78.5 pence; December 31,1997: 54 pence). The market value of ordinary shares during 1999 ranged from the lowest closing mid price of 45.25 pence to the highest closing midprice of 88.0 pence per share.

     At December 31, 1999 the following ordinary shares were under option to employees or former employees of the Group:



                Option
               Price for
                 each           Number of Options
               ordinary           over ordinary
               share of             shares of                  Expiration
               10 pence              10 pence                     Date

              -----------     -----------------------    -----------------------
               75.0 pence                   3,221,291                   04-29-06
               92.0 pence                     905,532                   05-28-06
               81.5 pence                     429,788                   11-28-06
               81.0 pence                   1,234,568                   12-06-06
               66.5 pence                   1,513,285                   04-07-07
               51.0 pence                     326,175                   01-28-08
               93.0 pence                     953,619                   03-31-08
               44.8 pence                   3,756,959                   10-05-08
               69.5 pence                   3,996,581                   04-19-09
               56.7 pence                  10,151,449                   05-25-09
               56.9 pence                   1,298,066                   09-07-09
                              -----------------------
                                           27,787,313
                              =======================


SKYEPHARMA PLC

20  Share Capital (continued)

     Exercisable options, scheduled below, at December 31, 1999, were options held by former employees exercisable within scheme rules under the terms of a redundancy agreement wherein vesting and performance criteria were waived:


Date of Grant                                                           No of Options             Price           Expiration Date
------------------------------------------------------------------    ------------------   ------------------    ------------------
Nov 28, 1996......................................................               348,245           81.5 pence          May 28, 2000
Jan 28, 1998......................................................                80,000           51.0 pence          Jul 28, 2001
Oct 05, 1998......................................................             1,048,120           44.8 pence          Apr 05, 2002
                                                                      ------------------
                                                                               1,476,365
                                                                      ==================



     In addition to the above, options which became exercisable in 1999 remain, at December 31, 1999, subject to performance criteria being met during 2000. Certain other options, which are also subject to a vesting period and certain performance criteria, become exercisable between April 7, 2000 and May 25, 2004. The only options exercisable at December 31, 1998 and 1997 were 3,000 options that expired on December 14, 1999.


21  Shares and Warrants to be issued


                                                                      L'000
                                                                  --------------
At January 1, 1997............................................            21,863
Revaluation...................................................            (6,119)
                                                                  --------------
At December 31, 1997..........................................            15,744
Revaluation...................................................            (9,463)
                                                                  --------------
At December 31, 1998..........................................             6,281
Reclassification..............................................            39,500
Increase (note 16)............................................             1,250
Revaluation...................................................            (8,900)
                                                                  --------------
At December 31, 1999..........................................            38,131
                                                                  ==============




Jago Deferred Consideration

     Under the terms of the 1996 Acquisition agreement for Jago, certain earnout payments were payable to the vendor. The deferred consideration was payable as follows:

       (i) Subject to the annual sales threshold of $30 million an earn out payment being the lesser of $250 million and the aggregate of (A) 20% of the Group's consolidated gross Geomatrix licence income and
             (B) 2% of the Group's consolidated gross Geomatrix sales revenues, over a period of 10 years commencing May 1996;

       (ii) A further cash payment of up to $5 million on any licence income, royalties, milestones and contract fees received by the Group from the Joint Venture.

       (iii) A further cash payment of up to $5 million on receipt by the Group of the same amount of any payments for the value of Jago's inhalation technology under the terms of any future Joint Venture or similar arrangement.

SKYEPHARMA PLC

21  Shares and Warrants to be issued (continued)

     At 31 December 1998, a provision of approximately L40 million was recognized based upon the Directors' then estimate of the maximum amount likely to be due under a proposed Settlement Agreement with the vendor, Dr Gonella. During 1999, discussions continued. Subsequent to the year end, the Directors reached agreements with Dr Gonella on a settlement of the deferred consideration and agreement that the deferred consideration will be paid entirely by shares rather than cash. Accordingly the balance payable at December 31, 1999 has been transferred to 'Shares and Warrants to be issued'. The Settlement Agreement requires shareholder approval. Full details of these agreements are set out in note 27: Post Balance Sheet Events.


Krypton Deferred Consideration

     The deferred consideration on the acquisition of Krypton was revised on April 26, 1996, such that a maximum of 37.5 million ordinary shares and 37.5 million 'B' Warrants would be issued contingent on a change in control of the company at a share price of not less than 80 pence compounded at an annual rate of 10 per cent, or satisfaction of the following conditions and hurdles:

       (i) 2.5 million ordinary shares and 2.5 million 'B' Warrants on each Krypton product obtaining ANDA approval subject to a maximum of
             7.5 million ordinary shares and 7.5 million 'B' Warrants;

       (ii) an additional 10 million ordinary shares and 10 million 'B' Warrants in the event that the aggregate annual sales of the Krypton products exceeds $50 million and the Company is profitable in respect of these products before December 31, 2003;

       (iii) an additional 10 million ordinary shares and 10 million 'B' Warrants in the event that the aggregate annual sales of the Krypton products and annual revenues of the Company exceeds $200 million and the Company is profitable in respect of these products before December 31, 2003;

       (iv) an additional 10 million ordinary shares and 10 million 'B' Warrants in the event that the aggregate annual sales of the Krypton products and annual revenues of the Company exceeds $275 million and the Company is profitable in respect of these products before December 31, 2003.

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

     The Directors have formed the opinion that until agreement is reached with the Krypton vendors, certain elements of deferred consideration cannot be estimated with any degree of certainty. Therefore the deferred consideration recognised in the accounts at December 31, 1999 relates only to the extent that hurdle (i) is reasonably expected to be met.

     Consequently, an estimate of L3.9 million has been recognised as deferred consideration at December 31, 1999 (December 31, 1998: L6.3 million; December 31, 1997: L15.7 million) based on market prices on December 31, 1999 and 1998 for 7.5 million ordinary shares and 7.5 million 'B' Warrants (December 31, 1997 based on market prices of 27.5 million ordinary shares and 27.5 million 'B' Warrants).

SKYEPHARMA PLC

22  Reserves


                                                                                                      Currency
                                                                                                    Translation        Profit and
                                                                Share Premium    Other Reserves       Reserve         loss account
                                                                    L'000             L'000            L'000             L'000
                                                                --------------   --------------    --------------    --------------
At January 1, 1997.........................................            150,163           10,809             1,554          (263,536)
On issue shares and warrants...............................              5,705              (18)              ---               ---
Goodwill on acquisition of SkyePharma Production SAS.......                ---              ---               ---            12,697
Goodwill adjustments on deferred consideration.............                ---              ---               ---             4,352
Exchange adjustments.......................................                ---              ---            (2,194)              ---
Loss for the year..........................................                ---              ---               ---           (17,781)
                                                                --------------   --------------    --------------    --------------
At December 31, 1997.......................................            155,868           10,791              (640)         (264,268)
On issue of shares and warrants............................             24,328              271               ---               ---
On conversion of debentures................................              6,019              ---               ---               ---
On exercise of warrants....................................                ---               (2)              ---               ---
Goodwill adjustment on deferred consideration..............                ---              ---               ---            45,671
Exchange adjustments.......................................                ---              ---             1,302               ---
Loss for the year..........................................                ---              ---               ---           (22,096)
                                                                --------------   --------------    --------------    --------------
At December 31, 1998.......................................            186,215           11,060               662          (240,693)
On issue of shares and warrants............................             33,046              ---               ---               ---
On conversion of debentures................................              1,828              ---               ---               ---
On exercise of warrants....................................                  2               (2)              ---               ---
Goodwill adjustment on deferred consideration..............                ---              ---               ---             8,900
Write-off of goodwill attributable to Joint Venture........                ---              ---               ---             5,760
Exchange adjustments.......................................                ---              ---            (2,847)              ---
Loss for the year..........................................                ---              ---               ---           (19,414)
                                                                --------------   --------------    --------------    --------------
At December 31, 1999.......................................            221,091           11,058            (2,185)         (245,447)
                                                                ==============   ==============    ==============    ==============



     Other reserves at December 31, 1999 relate to merger reserve on acquisition and warrant reserve on issue of warrants.

     As at December 31, 1999, the cumulative amount of goodwill eliminated against reserves was L156,235,000 (1998: L170,895,000; 1997: L216,566,000). As
described in note 1, goodwill eliminated against reserves was previously taken to a separate goodwill write off reserve. The above table has been restated to show the elimination of goodwill and subsequent goodwill adjustments against the profit and loss reserve.


23  Financial Instruments

     The Group holds financial instruments to finance its operations and to manage the currency risk that arises from these operations. The Group finances its operations through a combination of shareholders' funds, bank loans and long term borrowings. The main risks arising from the group's financial instruments are liquidity risk, foreign currency, interest rate risk and credit risk.


Liquidity risks

     The Group's policy is to maintain continuity of funding through a mixture of bank loans raised to cover specific projects and through the issue of shares to partners where necessary to obtain development contracts. During the year further debt finance was raised through the issue of a note to a collaborative partner, Chiron and by increasing the Group's secured mortgage. Short term flexibility is provided through the use of overdrafts. The maturity profile of the Group's debt is set out below at note (c) and the available undrawn committed borrowing facilities at note (d).

SKYEPHARMA PLC

23  Financial Instruments (continued)

Foreign currency risk

     All of the Group's operations are based overseas in continental Europe and the USA giving rise to exposures to changes in foreign exchange rates notably the Swiss Franc, French Franc and US dollar. To minimise the impact of any fluctuations the Group's policy is to maintain natural hedges by relating the structure of borrowings and cash holdings to the trading cash flows that generate them. Where subsidiaries are funded centrally, this is achieved by the use of long term loans the exchange differences on which are taken to reserves. Where it is not possible to use natural hedges, forward currency contracts are used. No forward currency contracts were used during the year. Foreign currency exchange movements did not have a material impact on the results of operations in 1999 compared with 1998.


Interest rate risk

     The Group borrows at fixed and floating rates of interest as deemed appropriate for its circumstances. The interest rate profile of the group's financial assets and liabilities is set out in note (a) and (b) respectively.


Credit risk

     The Group is exposed to credit related losses in the event of non-performance by third parties to financial instruments. The Group does not expect any third parties to fail to meet their obligations given the policy of selecting only parties with high credit ratings and minimising its exposure to any one institution.

     In the numerical disclosures that follow, short term debtors and creditors that arise directly as a result of the Group's operations are excluded from all disclosures with the exception of note (f) on currency exposures.

(a) Interest Rate and Currency Profile of Financial Assets


                                             Non interest
                           Floating rate        bearing            Total
                             financial         financial       financial net
Currency                       assets           assets            assets
                               L'000            L'000             L'000
                           --------------    --------------   --------------
Sterling.........                   6,046               305            6,351
$US..............                   4,679               197            4,876
French francs ...                   1,749               620            2,369
Swiss francs ....                      68               ---               68
Other............                     ---                10               10
                           --------------    --------------   --------------
                                   12,542             1,132           13,674
                           ==============    ==============   ==============



     All the Company's financial assets are either non interest bearing or bear interest at floating rates based upon the floating bank rate in the country in which the funds are held. Cash represents cash at bank and overnight deposits. Short-term bank deposits consist of money market deposits placed for short periods all maturing within one year of December 31, 1999.

SKYEPHARMA PLC

23 Financial Instruments (continued)

(b) Interest Rate and Currency Profile of Financial Liabilities


                                                                                                      Weighted
                                                                                                      average
                                                                                                   interest rate        Weighted
                                                Fixed rate      Floating rate         Total           on fixed        average time
                                                financial         financial         financial        financial       for which rate
Currency                                       liabilities       liabilities       liabilities      liabilities         is fixed
                                                  L'000             L'000             L'000              %              (months)
                                              --------------    --------------   --------------    --------------    --------------
Sterling.................................                103               ---              103             5.68%              13.6
$US......................................                370             8,921            9,291            10.84%               4.6
French francs............................              2,801               598            3,399             6.25%              48.0
Swiss francs.............................              3,591             5,544            9,135              5.0%              21.9
                                              --------------    --------------   --------------    --------------    --------------
At December 31, 1999.....................              6,865            15,063           21,928             5.84%              31.5
                                              ==============    ==============   ==============    ==============    ==============



     The floating rate financial liabilities are interest bearing financial liabilities that bear interest at interest rates based on LIBOR, prime and other bank based lending rates in the country in which the liability arises, which are fixed for periods of up to 12 months.

(c) Maturity of Financial Liabilities


                                                                  December 31,
                                                                      1999
                                                                     L'000
                                                                ----------------
Within one year............................................                8,365
Between one and two years..................................                4,177
Between two and five years.................................                6,828
Beyond five years..........................................                2,558
                                                                ----------------
                                                                          21,928
                                                                ================



(d) Borrowing Facilities

     As at December 31, 1999 the Group had the following undrawn committed borrowing facilities available.


                                                                  December 31,
                                                                      1999
                                                                     L'000
                                                                ----------------
Expiring within one year...................................                1,608
                                                                ================



(e) Fair Values

     There is no material difference between the estimate fair values of the Group's financial instruments and their book values.

SKYEPHARMA PLC

23  Financial Instruments (continued)

(f) Currency Exposures

     The following analysis shows the net monetary assets and liabilities of group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account.


                                                           Net foreign currency monetary assets/(liabilities)
Functional currency of Operating                                         French
 Company                               Sterling           $US            francs       Swiss francs        Other           Total
                                         L'000           L'000           L'000            L'000           L'000           L'000
                                      ------------    ------------    ------------    ------------     ------------    ------------
Sterling.........................              ---             246               7              (8)             (38)            207
$US..............................           (1,083)            ---             ---              73               48            (962)
French francs....................           (1,182)            ---             ---             ---              ---          (1,182)
Swiss francs.....................           (1,776)           (133)            623             ---              (15)         (1,301)
                                      ------------    ------------    ------------    ------------     ------------    ------------
At December 31, 1999.............           (4,041)            113             630              65               (5)         (3,238)
                                      ============    ============    ============    ============     ============    ============




24  Acquisitions

(a) DepoTech Corporation

     On October 19, 1998 the Group had acquired an initial stake of 2,857,143 shares representing approximately 16% of the common stock of DepoTech for a consideration of $5 million and on the same date entered into an agreement to acquire the company's outstanding shares.

     At December 31, 1998 this initial investment was included within fixed asset investments.

     On March 10, 1999 the Group completed the acquisition of DepoTech Corporation of San Diego ('DepoTech'), a company listed on the Nasdaq National Market for a total consideration of L35.7 million. On this date the Group issued 28,311,070 Ordinary Shares in ADS form with a market value of L20.0 million for the remaining 15,247,623 shares of common stock in DepoTech. A further 16,177,849 shares in ADS form were issued to the former shareholders of DepoTech on April 19, 1999. This was an additional contingent payment provided for under the purchase agreement upon the approval for sale, marketing and distribution in the US of DepoTech's lead compound DepoCyt, for the treatment of neoplastic meningitis. Such approval was granted on April 1, 1999.

     On June 30, 1999 DepoTech Corporation changed its name to SkyePharma Inc.

     The acquisition agreement provides for an additional contingent payment of
1.21 million ADS if either of the following events occur before March 31, 2000:

       (i) a development agreement is signed with a corporate partner for DepoMorphine, an injectable sustained release formulation of encapsulated morphine sulphate for acute post operative pain management; or

       (ii) a development agreement is signed with a corporate partner for a macromolecule using DepoTech's DepoFoam technology.

     On April 4, 2000 the Company announced that a development agreement under
(ii) above had been signed. Further details are provided in note 27; Post Balance Sheet Events.

     Under a collaboration agreement with Chiron Corporation, DepoTech had an obligation to pay Chiron $11.7 million within six months of US or European marketing approval of DepoCyt. Consequent upon the acquisition, SkyePharma, DepoTech and Chiron further amended the agreement with Chiron in March 1999 such that the Group issued a note payable to Chiron of $9.7 million on the receipt of FDA approval of DepoCyt. The amendment also provides that the Group will issue a note payable for $3.5 million to Chiron upon the filing of an application for DepoCyt for paediatric indications in the US. The unpaid principal balance of each note shall be payable in three equal instalments on June 30, 2000, June 30, 2001 and June 30, 2002.

SKYEPHARMA PLC

24  Acquisitions (continued)

Fair values

     The acquisition method of accounting has been adopted and Goodwill of L32.3 million has been capitalised according to the Company's accounting policy. By consideration of the likely commercial life of the technology acquired with DepoTech, the Directors have determined that a suitable period over which to amortise this goodwill is 20 years.

     The assets and liabilities of DepoTech at the date of acquisition and the fair value adjustments made are set out below:


                                                                                  Fair value adjustments
                                                        Book values at                                              Fair values at
                                                        March 10, 1999        Provisions            Other           March 10, 1999
Net assets acquired:                                        L'000               L'000               L'000               L'000
                                                       ----------------    ----------------    ----------------    ----------------
Fixed assets......................................                7,853                                                       7,853
Current assets excluding cash and short-term
 deposits ........................................                1,369                                                       1,369
Cash and short-term deposits......................                3,271               3,271
Current liabilities...............................               (4,120)               (433)                                 (4,553)
Long term liabilities.............................               (5,223)                661              (4,562)
                                                       ----------------    ----------------    ----------------    ----------------
Net assets........................................                3,150                (433)                661               3,378
                                                       ----------------    ----------------    ----------------    ----------------
Goodwill..........................................                                                                           32,306
                                                                                                                   ----------------
Purchase consideration............................                                                                           35,684
Satisfied by:
                                                                                                                   ----------------
Original investment in company....................                                                                            2,939
Share issue on acquisition........................                                                                           19,959
Share issue on approval of DepoCyt................                                                                            9,788
Expenses relating to the transaction..............                                                                            2,998
                                                                                                                   ----------------
                                                                                                                             35,684
                                                                                                                   ================



     The material fair value adjustments to the net assets of DepoTech were determined as follows:

       (a) A number of additional provisions have been established to reflect DepoTech's net asset at fair values at the date of acquisition. In particular a provision of L154,000 was established for prior period property taxes and L154,000 for staff bonuses.

       (b) Acquisition costs of L661,000 were incurred by DepoTech on behalf of SkyePharma PLC.


Results Prior to Acquisition

     The results of DepoTech both for the period January 1, 1999 to March 10, 1999 and for the preceding financial year ended December 31, 1998 are set out below:


                                              Period ended         Year ended
                                               March 10,          December 31,
                                                  1999                1998
                                                 L'000               L'000
                                            ----------------    ----------------
Retained loss for the period...........               (2,887)            (20,652)
                                            ================    ================


SKYEPHARMA PLC

24  Acquisitions (continued)

(b) Jago Production SAS (formerly Laboratories Novalis Production SAS)

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

     The agreement expired on December 31, 1999, subject to AHP's right to extend the term for up to three months. As a consequence of the expiry of the agreement on December 31, 1999, the Company and AHP negotiated a new two-year agreement for the Company to continue to supply a number of human pharmaceuticals, O.T.C. and food products to AHP. Pricing for the products under the new two-year agreement have been negotiated for each product.

     The assets and liabilities assumed on the date of acquisition, and the adjustments to fair values, are set out below:


                                                                              Book value         Revaluations         Fair value
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
Fixed assets..........................................................               16,479              (3,259)1            13,220
Debtors...............................................................                  853                 ---                 853
Cash at bank and in hand..............................................                   73                 ---                  73
Creditors and provisions..............................................                 (891)               (242)2            (1,133)
                                                                           ----------------    ----------------    ----------------
Net assets............................................................               16,514              (3,501)             13,013
                                                                           ================    ================    ================
Expenses of acquisition...............................................                                                         (316)
                                                                                                                   ----------------
Negative goodwill on acquisition......................................                                                       12,697
                                                                                                                   ================
Expenses of acquisition...............................................                                                          316
Cash and cash equivalents acquired....................................                                                          (73)
                                                                                                                   ----------------
Net cash movement on acquisition......................................                                                          243
                                                                                                                   ================



1 Revaluation of Land and Buildings to fair value based upon independent Chartered Surveyors' valuation.
2  Actuarial valuation adjustments to pension provisions and accrued charges.

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

SKYEPHARMA PLC

24  Acquisitions (continued)

TECHNOLOGY ACQUISITIONS

     The following acquisitions are accounted for as purchases of intangible fixed assets.

Hyal acquisition

     On May 19, 1999 the Company announced an agreement with Hyal Pharmaceutical Corporation of Mississauga, Ontario ("Hyal") to acquire all of the issued and outstanding shares and 12% subordinated debentures ("Debentures") of Hyal subject to a number of conditions including completion of due diligence and the approval of Hyal shareholders. In addition SkyePharma provided a Loan ("SkyePharma Loan") of Cdn$750,000 which became due on July 31, 1999 and was secured by a general security over all of Hyal's assets. The maximum consideration payable, including contingent consideration, under the agreement was L3.5 million.

        In the event, although all issues had been resolved by July 30, 1999 Hyal decided not to proceed with the agreement and instead announced that it had entered into an agreement with another company. This agreement made no provision for repayment of the Debentures or the SkyePharma Loan note.

        As SkyePharma was unable to reach final settlement with the Board of Hyal on completion of the proposed acquisition and had not received repayment of the SkyePharma Loan it petitioned the court on August 16, 1999 for the appointment of a receiver. In furtherance of its interests on 12 August 1999 the Company also acquired the Debentures in the principal amount of US$ 5.0 million for 5.4 million SkyePharma ordinary shares a discount of 10 per cent on the principal value of the debentures. The Company proposed to, and was awarded the right by, the receiver, to acquire the assets of Hyal.

        On October 28, 1999 SkyePharma completed its acquisition of the tangible assets and intellectual property of Hyal for a purchase price of Cdn$14.0 million. Consideration was satisfied by the set-off of Cdn$11.6 million of SkyePharma's secured and unsecured debt owed by Hyal including interest due and Cdn$2.4 million in cash.

Medac acquisition

        On July 30, 1999 the Group completed an agreement for the purchase of intellectual property from Medac GmbH, a private German company. Initial consideration for this purchase was in the form of 3,067,286 SkyePharma PLC shares with a market value of $2.5 million at the date of acquisition and $2.5 million in cash. The agreement provides for an element of deferred consideration (note 16: Provision for Liabilities and Charges).

25  Pension Arrangements

     The Group operates various defined contribution plans for its employees in the U.K., Switzerland and the U.S. The Group's contributions to these plans are charged to the income statement in the year to which they relate, and the assets are held in separate trustee administered funds. The charge for the year ended December 31, 1999 amounted to L513,000 (1998: L497,000; 1997: L497,000).

        Following the acquisition in January 1997 of SkyePharma Production SAS, the Group operates a defined benefit scheme in France in respect of its employees of that company, the assets of which are not held by an externally administered fund. On acquisition, the retirement commitments were valued at December 31, 1996 and a provision was set up. The actuarial method used was the unit credit with service prorate actuarial cost method. Main assumptions include a discount rate of 6.29% and a rate of salary increase of 3.5%. The calculation of accrued benefits used in valuing the retirement benefit commitment was prepared on the basis of the pharmaceutical industry's collective bargaining agreement applying to the relevant employees. In 1999 the scheme has been revalued and a gain of L44,000 (Year to December 31, 1998:
L29,000 charge; Year to December 31, 1997: L9,000 charge) has been recognized. This reflects a reduction in the number of employees covered by the scheme.

SKYEPHARMA PLC

26  Related Party Transactions

     During the year ended December 31, 1999 fees amounting to L99,000 (1998:
L66,000; 1997: L163,000), were paid to Rinderknecht, Klein & Stadelhofer (formerly Rinderknecht, Glaus & Stadelhofer), in which Dr Rinderknecht a Director of the Company is a partner, in respect of legal advice to SkyePharma AG and to the Company.

     At the end of December 1998, Ian Gowrie-Smith, (through a family owned trust), acquired a 50% interest in 10 East 63rd Street Inc., the company which owns 10 East 63rd Street, a property in New York. SkyePharma PLC has been in occupation of that property since January 1997, subject to a tenancy agreement which expired in January 1999, under which it paid a rent of US $300,000 per annum. In January 1999 the lease was renewed on the same terms. Approximately one third of the premises are subleased to an unrelated company.

     Under the agreement for the winding up of the joint venture, an amount of $1,000,000 became payable to Vecap Venture Capital Partners, AG (VECAP), a company of which Dr Rinderknecht is a director, as their share of the joint venture's licence fees. This charge was recognized during the year and the payment made shortly after the year end. During 1999 Dr Gonella became a shareholder of VECAP.


27  Post Balance Sheet Events

     At March 31, 2000 the following amendments were made to the 1996 Acquisition Agreement for Jago:

       (1) An Amendment was signed by which the Company obtained the right to satisfy the deferred consideration in shares rather than cash. As a result the deferred consideration payable has been recorded under 'Shares and warrants to be issued', at December 31, 1999.

       (2) A Settlement Agreement was signed establishing the full and final settlement of the deferred consideration payable to the vendor of Jago, Dr Gonella. The settlement is to be made entirely in shares and is contingent upon the approval of shareholders at the Company's forthcoming Annual General Meeting (AGM) within 10 days of gaining this approval, the following shares will be issued to Dr Gonella:

             (i)    6 million Ordinary Shares;

             (ii) 12 million 'A' Deferred Shares. These Deferred Shares automatically convert into 12 million Ordinary Shares on the first commercial sale of Paroxetine/Paxil in combination with Geomatrix technology under the current Licence Agreement;

             (iii) 12 million 'B' Deferred Shares. These Deferred Shares automatically convert into 12 million Ordinary Shares on the Company's receipt of a royalty statement under the current Licence Agreement stating that reported sales of Paroxetine/Paxil in combination with the Geomatrix technology have exceeded $1,000 million during any calendar year prior to January 1, 2006 or exceeded $337 million between January 1, 2006 and May 3, 2006.

     In the event that any of the conditions set out above are not satisfied prior to May 3, 2006, the vendor shall not be entitled to any other compensation nor additional compensation.

     In the Directors' opinion, 30 million shares are likely to be issued under the terms of the Settlement Agreement. This represents a settlement valued at L33 million based upon a closing share price of 110 pence on 31 March 2000, the date of the agreement.

     On April 4, 2000 the Company announced that the final contingent payment on the acquisition of DepoTech had been triggered following the signing of a contract to utilise DepoFoam technology. As a result 12.1 million shares were issued on 25 April 2000. At a closing share price of 110 pence on March 31, 2000, this represents a value of L13.3 million bringing the total consideration payable on the acquisition to L49.0 million.

SKYEPHARMA PLC

27  Post Balance Sheet Events (continued)

     On May 17, 2000 the Company completed the issue of a five year, 6% Convertible Bond (the "Bond") raising approximately L60 million. The Bond will have an initial conversion price of 132 pence, representing a premium of 27% over the prevailing market price of 104 pence. The Issue was granted shareholder approval at an Extraordinary General meeting of the Company held on June 12, 2000. This funding will enable the Company to selectively develop a number of key projects to a later stage of development prior to licensing out, thereby increasing its share of the profits.


28  Principal Group Undertakings

                      Country of                               Principal
Company               Incorporation       Percentage held      activities
----------            ---------------     ----------------     -----------------
Krypton Limited       Gibraltar           100%                 Development of
                                                               pharmaceuticals
SkyePharma Holding    USA                 100%                 Holding company
Inc.1)
Brightstone Pharma    USA                 100%                 Development of
Inc.                                                           pharmaceuticals
                                                               and licencing
SkyePharma Inc.2)     USA                 100%                 Development of
                                                               pharmaceuticals
SkyePharma Holding    Switzerland         100%                 Holding company
AG1)
Jago Holding AG       Switzerland         100%                 Holding company
SkyePharma AG         Switzerland         100%                 Contract research
                                                               and manufacturing
Jago Research AG      Switzerland         100%                 Holding company
                                                               for intellectual
                                                               property rights
Jagotec AG            Switzerland         100%                 Holding company
                                                               for patent and
                                                               intellectual
                                                               property rights
SkyePharma            France              100%                 Manufacturing of
Production SAS1)                                               pharmaceuticals


1) Denotes investment directly held by the Company
2) DepoTech Corporation was acquired on March 10, 1999. Its name was subsequently changed to SkyePharma Inc.


29  Summary of Material Differences between UK and US GAAP

     The principal differences between U.K. and U.S. GAAP arise from accounting for the acquisitions made by SkyePharma PLC during 1996, 1997 and 1999, and the treatment of foreign currency balances and fixed asset investments.


(1) Business combinations

     Under both U.K. and U.S. GAAP the acquisitions of Jago Holdings AG, Jago Production SAS (formerly Laboratories Novalis Production SAS), SkyePharma Inc. (formerly DepoTech Corporation) are accounted for as acquisitions/purchases. Both U.K. and U.S. GAAP require the purchase consideration to be allocated to the net assets acquired at their fair value at the date of acquisition, with the difference between the consideration and the fair value of the net assets acquired treated as goodwill. In the allocation of consideration, and the treatment of deferred consideration, differences between U.K. and U.S. GAAP arise as set out below.



(a) Goodwill and intangible fixed assets

     U.K. GAAP requires an allocation of purchase consideration to intangible assets which are separable from the business. Under U.K. GAAP no intangible assets had been recognised as a result of purchase accounting as the intangible assets were considered to be an integral part of the business acquired and were, therefore, included within goodwill and eliminated against shareholders' funds. Following the introduction of FRS10 there is a requirement to capitalise such goodwill and amortise it over a suitable period not normally exceeding 20 years. The Company has adopted transitional provisions under FRS10 not to reinstate goodwill, previously eliminated against reserves, as an intangible asset.

     U.S. GAAP requires an allocation of consideration to identifiable intangible assets, including any resulting from research and development, irrespective of whether they are separable. Intangible fixed assets recognised under U.S. GAAP purchase accounting requirements are depreciated over

SKYEPHARMA PLC

29  Summary of Material Differences between UK and US GAAP (continued)

their estimated revenue earning life. For the purposes of U.S. GAAP, the estimated revenue earning life has been taken to be 20 years, being the estimated remaining life of the Geomatrix patents plus five years. In addition the Company effected its dissolution of the Joint Venture with Genta. Under UK GAAP, goodwill arising before the introduction of FRS 10, which had been written-off directly to reserves, must be charged to the profit and loss account on the dissolution of the Joint Venture. Under US GAAP, goodwill arising from the acquisition less amounts previously amortised must be charged to the profit and loss account on the dissolution of the Joint Venture.

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

     Acquired in process research and development of L4,268,000 in 1999 related to the fair value of certain efforts undertaken internally by DepoTech to further develop its DepoFoam technology. As of the acquisition date, these particular efforts had not resulted in any licensed, commercial products or tangible assets with alternative future use. The amount allocated to in-process research and development was based upon an independent valuation of the research and development efforts. Any expenditure on technologies other than DepoCyt, which had been licensed, was considered to have not yet been proven and, due to the specific nature of the development efforts, was regarded as having no alternative future use.



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

SKYEPHARMA PLC

29  Summary of Material Differences Between UK and US GAAP (continued)

(e) Deferred consideration

     U.K. GAAP requires a reasonable estimate of the fair value of any deferred consideration to be included in the cost of acquisition. Under U.S. GAAP deferred consideration is only recognised when the amount is determinable beyond reasonable doubt.

(2) Deferred Tax

     Under U.K. GAAP, deferred tax is recognised to the extent that it is probable that a tax liability will become payable or an asset will be recoverable in the foreseeable future. Under U.S. GAAP, full provision is required for deferred tax liabilities and deferred tax assets including losses carried forward recognised subject to valuation allowances. Given the uncertainty of the recoverability of the Group's tax losses carried forward, no deferred tax asset is recognised under U.K. GAAP and a valuation allowance has been provided in full for the deferred tax assets recognised under U.S. GAAP (December 31, 1999: L37,314,000; December 31, 1998: L13,155,000; December 31,
1997: L7,855,000).

(3) Financial instruments

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



 Disclosure About Fair Value of Financial Instruments

     The carrying amounts of cash and cash equivalents, short-term bank deposits, and accounts payable approximate fair value because of the short maturity of these items.

     The carrying amount of the secured mortgage and debt issued pursuant to the Group's bank credit arrangements approximate fair values because the interest rates on these instruments are variable and negotiated each year. Long-term debt at December 31, 1998 included deferred consideration amounting to L39,500,000 and represented the directors' estimate of the current value of the earn-out payment payable to the vendor in respect of the acquisition of Jago. Following the agreement to settle this liability in shares rather than cash, L39,500,000 is shown as shares and warrants to be issued at December 31, 1999. Further details are provided in note 21; Shares and Warrants to be issued.

     The carrying value and estimated fair values of the Group's financial instruments at December 31:


                                                           Carrying                                Carrying
                                                            amount            Fair value            Amount            Fair value
                                                             1998                1998                1999                1999
                                                            L'000               L'000               L'000               L'000
                                                       ----------------    ----------------    ----------------    ----------------
On balance sheet
Assets
Cash and cash equivalents.........................                3,983               3,983               3,465               3,465
Short-term bank deposits..........................               26,942              26,942              10,209              10,209
Fixed asset investment............................                2,939               3,971                 ---                 ---
                                                       ----------------    ----------------    ----------------    ----------------
                                                                 33,864              34,896              13,674              13,674
                                                       ================    ================    ================    ================
Liabilities
Short-term borrowings.............................                3,374               3,374               8,365               8,365
Long-term debt....................................               45,748              45,748              13,563              13,563
                                                       ----------------    ----------------    ----------------    ----------------
                                                                 49,122              49,122              21,928              21,928
                                                       ================    ================    ================    ================


SKYEPHARMA PLC

29  Summary of Material Differences between UK and US GAAP (continued)

 Financial Instruments with off-balance sheet risk

     Beginning in 1996, the Group has selectively entered into forward currency contracts to fix certain of the non-sterling funding requirements of its principal subsidiaries. The primary non-sterling exposures are denominated in U.S. dollars, Swiss francs and French francs. The contracts generally have maturities not exceeding 6 months. Gains or losses on these contracts are not recorded until the maturity of the contracts, where upon they are recorded as an adjustment to administrative expenses, consistent with the underlying non-sterling expenses that are required to be funded. The losses on forward contracts maturing during the years ended December 31, 1997, 1998 and 1999 were L484,000, L126,000 and Lnil respectively. The unrecognised losses from such contracts at December 31, 1997 was L105,000. There were no forward foreign exchange contracts outstanding at December 31, 1998 and 1999. At December 31, 1997 there were outstanding contracts to buy US$2,650,000 at rates from 1.6030 to 1.6071 expiring from January 2, 1998 to March 2, 1998 and CHF3,750,000 at rates from 2.2940 to 2.3140 expiring from January 5, 1998 to March 2, 1998. The Group does not use any other financial derivatives.


(4) Foreign currency balances

     During 1997 the Company changed its designation of the nature of foreign currency inter-company balances from "temporary" to "permanent". This change reflected the longer term cash needs of the subsidiaries funded through these advances, and the anticipation of management that such balances were no longer intended or anticipated to be settled in the foreseeable future. Under U.K. GAAP such designation was made with effect from 1 January 1997, and all 1997 exchange differences relating to such balances were recorded within shareholders' equity. Such balances, amounted to L29,539,000 at 31 December 1997. Under U.S. GAAP changes in accounting resulting from the redesignation of inter-company balances are recorded on a prospective basis from the date such designation is formally made, and accordingly, the effect of exchange differences during 1997 related to these inter-company balances would be recorded within the profit and loss account prior to the date of its redesignation.

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


(5) Fixed asset investments

     Under U.K. GAAP, fixed asset investments are stated at cost less provision for permanent diminution in value. Under U.S. GAAP, fixed asset investments classified as available for sale are stated at market value and the unrealised gains/losses are accounted for in shareholders' funds. In the year to December 31, 1999 there were no unrealised gains or losses accounted for in shareholders' equity as the fixed asset investment to which the 1998 balance related was transferred to shares in group undertakings, for UK GAAP purposes, in conjunction with the acquisition of DepoTech. (Year to December 31, 1998 L1,032,000 increase; Year to December 31, 1997: Lnil).


(6) Shares to be issued

     Under UK GAAP, consideration payable in the future in shares only is included in shareholders' funds as shares to be issued. Under US GAAP, such amounts would be recorded in provisions when the amount is determinable beyond reasonable doubt until such time as shares are actually issued.

SKYEPHARMA PLC

29  Summary of Material Differences between UK and US GAAP (continued)

(7) Joint arrangements

     Under UK GAAP, where the Group has certain contractual agreements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own, they are accounted for as a joint arrangement. The Group includes its share of the assets, liabilities and cash flows in such joint arrangements measured in accordance with the terms of each arrangement which is usually pro-rata to the Group's interest in the joint arrangement. Under US GAAP, such arrangements are viewed as synthetic joint ventures and accounted for under the gross equity method. This difference does not have an impact on the overall net loss of the Group but under US GAAP, sales, cost of sales and selling and marketing costs would be reduced by L789,000, L1,779,000 and L1,849,000 respectively and be shown net as the Group's share of the operating loss in the Joint Venture. Similarly the difference does not have an impact on the consolidated net assets of the Group but under U.S. GAAP, current assets would be L1,484,000 higher and current liabilities L1,444,000 lower. The difference has no impact on the Group's overall consolidated cash flow although under U.S. GAAP operating cash outflows would be L2,928,000 higher and cash outflows from investing activities would be L2,928,000 lower.


(8) Consolidated Cash Flow Statements

     The consolidated cash flow statements prepared in accordance with FRS 1 (Revised) presents substantially the same information as that required under U.S. GAAP, however, there are certain differences from U.K. GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

     Under U.K. GAAP, cash flows are presented separately for trading activities, returns on investments and servicing of finance, taxation, capital expenditure, acquisitions and disposals, management of liquid resources and financing activities. Under U.S. GAAP, however, only three categories of cash flow activities are reported, being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would, with the exception of dividends paid, be included as operating activities under U.S. GAAP. Cashflows from capital expenditure, acquisitions and disposals would be combined as investing activities under U.S. GAAP.

     Under U.S. GAAP, cash and cash equivalents do not include overdrafts, but do include investments with remaining maturities of less than 3 months when acquired.

     Set out below, for illustrative purposes, is a summary consolidated statement of cash flows under U.S. GAAP.


                                                                           Year to December    Year to December    Year to December
                                                                               31, 1997            31, 1998            31, 1999
                                                                                L'000               L'000               L'000
                                                                           ----------------    ----------------    ----------------
Net cash used in operating activities.................................              (14,653)             (9,460)            (15,313)
Net cash used in investing activities.................................                 (957)             (5,321)            (11,195)
Net cash provided by financing activities.............................                6,401              39,450               9,446
                                                                           ----------------    ----------------    ----------------
Net (decrease)/increase in cash and cash equivalents..................               (9,209)             24,669             (17,062)
Cash and cash equivalents at beginning of year........................               15,310               6,371              30,925
Exchange adjustments..................................................                  270                (115)               (189)
                                                                           ----------------    ----------------    ----------------
Cash and cash equivalents at end of year..............................                6,371              30,925              13,674
                                                                           ================    ================    ================


SKYEPHARMA PLC

29  Summary of Material Differences between UK and US GAAP (continued)

(9) Stock compensation plans

     The Company has adopted Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS 123). In accordance with the provisions of FAS 123, the Company has elected to continue to apply the recognition principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. For awards under the Company's option plans the exercise price of the option equals the market price of the shares on the date of grant and the number of options granted is known (fixed plan), no compensation expense is recognised. For awards under the Company's option plans which are variable plans an estimate of compensation expense is made when it is probable that the relevant performance targets will be achieved. Compensation cost under these plans is measured based on the market value of the shares at the date the number of options to ultimately be awarded is known less the exercise price of the option. Periodic charges to expense are made for the difference between the market price and the exercise price when it is probable that the performance criteria will be met. Based on the Company's share price performance since the respective grant dates in relation to the underlying performance conditions, it is not yet probable that the performance conditions will be met. As a result, no compensation expense has been recognised under APB 25 in 1997, 1998 or 1999. Had the Company elected to recognise compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by FAS 123, the Company's U.S. GAAP net income and earnings per share would have been reduced in the year to December 31, 1999 by L1,487,820 and 0.3p per share (1998: L1,119,198 and 0.3p per share; 1997: L1,210,786 and 0.3p per share).

     These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortised to expense over the vesting period, and additional options may be granted in future years. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the year ended December 31, 1999: dividend yield 0.0% (1998 and 1997: 0.0%); expected volatility 76.8% (1998: 57.6%, 1997: 40.2%); risk-free interest rate 5.0% to 5.28% (1998: 6.75%, 1997: 7.9%); and expected option term 7 years (1998 and 1999: 7 years). The weighted average fair value of options granted during the year ended December 31, 1999 for which the exercise price equals the market price on the grant date was 44.6p (1998: 36.3p, 1997: 37.8p). No options were granted for which the exercise price was below or exceeded the market price.

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


(10)    Earnings per share

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

SKYEPHARMA PLC

29  Summary of Material Differences between UK and US GAAP (continued)


                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1997                1998                1999
                                                                                Number              Number              Number
                                                                           ----------------    ----------------    ----------------
Stock outstanding in terms of basic earnings per share................          350,963,000         384,871,000         467,214,000
'A' Warrants outstanding..............................................            2,437,670                 ---                 ---
'B' Warrants outstanding..............................................            5,888,584           5,877,112           5,870,906
'C' Warrants outstanding..............................................                  ---           1,800,000           1,800,000
Warrants assumed from SkyePharma Inc..................................                  ---                 ---           1,679,864
Employee stock options outstanding....................................           11,622,531          15,341,644          27,787,313
Convertible debentures................................................                  ---           3,230,269             227,587
                                                                           ----------------    ----------------    ----------------
Stock outstanding in terms of diluted EPS.............................          370,911,785         411,120,025         504,579,670
Contingent shares relating to Krypton consideration (see note 21:
 Shares and Warrants to be issued) ...................................           27,500,000           7,500,000           7,500,000
Contingent warrants relating to Krypton consideration (see note 21:
 Shares and Warrants to be issued) ...................................            2,750,000             750,000             750,000
Contingent shares relating to Jago consideration (see note 21: Shares
 and Warrants to be issued) ..........................................                  ---                 ---          30,000,000
                                                                           ----------------    ----------------    ----------------
                                                                                401,161,785         419,370,025         542,829,670
                                                                           ================    ================    ================



     Contingent shares and warrants to be issued relating to Krypton and Jago have been set out above. While these are potentially dilutive, they would not be used for calculating diluted EPS under U.S. GAAP as the amount is not determinable beyond reasonable doubt.

     In March 1998, the Company issued convertible unsecured debentures (the "Debentures") and 'C' Warrants. The aggregate number shares which may be issued under the terms of the Warrants and Debentures shall not exceed 30,000,000. The debentures issued had an aggregate principal amount of U.S.$18,576,359 due February 2001 with the option to convert at any time prior to that. During the first six months, conversion may only take place at a price of 90 pence per share. Thereafter, the subscription price depends on the share price during the 20 day period prior to subscription subject to a maximum of 90 pence per share. The Warrants can be converted to shares at an exercise price of 120 pence per ordinary share at any time up to 3 years from issue.

     In March 1999, 28 million ordinary shares were issued on the acquisition of DepoTech Corporation. In April 1999 a further 16 million ordinary shares were issued to the former shareholders of DepoTech as deferred consideration following the approval for sale of DepoCyt in the US on April 1, 1999. In April 2000 an additional 12 million ordinary shares were issued following the announcement that a contract had been signed with Amgen to use DepoFoam technology for macromolecule. This is the final contingent payment on the acquisition of DepoTech.


(11)    Impact of recently issued accounting standards

     The US Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" in June 1998. SFAS No. 133 requires extensive fair value disclosure, for financial instruments. In June 1999, FASB issued SFAS no. 137 "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133". SFAS 137 delays the adoption of SFAS 133 until the 2001 financial year.

     In addition, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 101 "Revenue Recognition in Financial Statements" in December 1999. SAB 101 is effective for the second quarter of 2000. The Company has not yet determined what effect the adoption of SAB 101 will have on its US GAAP reporting.

SKYEPHARMA PLC

29  Summary of Material Differences between UK and US GAAP (continued)

Reconciliation to U.S. Accounting Principles

     The tables below summarise the material adjustments to the loss for the period and equity shareholders' funds which would be required if U.S. GAAP (Generally Accepted Accounting Principles) had been applied instead of U.K. GAAP.


Loss                                                                                 Year to          Year to           Year to
                                                                                  December 31,      December 31,      December 31,
                                                                                      1997              1998              1999
                                                                   Note 29            L'000            L'000             L'000
                                                                --------------   --------------    --------------    --------------
Loss under U.K. GAAP.......................................                             (17,781)          (22,096)          (19,414)
US GAAP adjustments:
Purchase accounting and goodwill
 Depreciation of tangible fixed assets (Novalis)...........         (1b)                    818               801               782
 Amortisation of intangible assets (Jago)..................         (1a)                 (6,374)           (6,374)           (6,134)
 Acquired in-process research and development
  DepoTech.................................................         (1c)                    ---               ---            (4,268)
 Goodwill written off previously amortised under U.S. GAAP.         (1d)                    ---               ---               816
 Interest on deferred consideration (Jago).................         (1e)                  5,488             5,880               ---
Foreign currency balances..................................          (4)                   (809)              ---               ---
                                                                                 --------------    --------------    --------------
Approximate net loss under U.S. GAAP.......................                             (18,658)          (21,789)          (28,218)
                                                                                 ==============    ==============    ==============
Represented by:
Loss from continuing operations before tax on income.......                             (18,592)          (21,704)          (28,086)
Taxes on income............................................                                 (66)              (85)             (132)
                                                                                 --------------    --------------    --------------
Loss from continuing operations after tax..................                             (18,658)          (21,789)          (28,218)
Loss from discontinued operations (net of taxes)...........                                 ---               ---               ---
                                                                                 --------------    --------------    --------------
Approximate net loss under U.S. GAAP.......................                             (18,658)          (21,789)          (28,218)
                                                                                 ==============    ==============    ==============
Approximate net loss per ordinary share
 per U.S. GAAP (pence) ....................................         (10)                  (5.3)p            (5.7)p            (6.0)p
                                                                                 ==============    ==============    ==============




Statement of Comprehensive income                                                    Year to          Year to           Year to
                                                                                  December 31,      December 31,      December 31,
                                                                                      1997              1998              1999
                                                                                      L'000            L'000             L'000
                                                                                 --------------    --------------    --------------
Approximate net loss under U.S. GAAP.........................................           (18,658)          (21,789)          (28,218)
Foreign currency translation adjustments.....................................               722              (137)              ---
Unrealised gains on equity investments.......................................               ---             1,032               ---
                                                                                 --------------    --------------    --------------
Comprehensive income.........................................................           (17,936)          (20,894)          (28,218)
                                                                                 ==============    ==============    ==============


SKYEPHARMA PLC

29  Summary of Material Differences between UK and US GAAP (continued)


Equity Shareholders' Funds                                                                       December 31,        December 31,
                                                                                                     1998                1999
                                                                                                    L'000               L'000
                                                                                               ----------------    ----------------
Equity shareholders' funds under U.K. GAAP............................                                    6,235              72,057
U.S. GAAP adjustments:
Purchase accounting and goodwill
 Tangible fixed assets -- gross (Novalis).............................           (1b)                   (12,271)            (10,813)
 Tangible fixed assets -- accumulated depreciation (Novalis)..........           (1b)                     1,686               2,228
 Intangible fixed assets -- gross (Jago)..............................           (1a)                   127,483             121,723
 Intangible fixed assets -- accumulated amortisation (Jago)...........           (1a)                   (16,997)            (22,315)
 Deferred consideration (Jago)........................................           (1e)                    39,500                 ---
 Deferred consideration charged to goodwill reserve (Krypton and Jago)           (1e)                     6,281              36,881
 Shares and warrants to be issued (Krypton, Jago and Medac)...........           (1e)                    (6,281)            (38,131)
 Share market price and warrant reserve (Krypton).....................           (1d)                    11,942              11,942
 Acquired in-process research and development (Krypton)...............           (1d)                   (11,942)            (11,942)
 Acquired in-process research and development (DepoTech)..............           (1c)                       ---              (4,268)
Unrealised gains on equity investments................................           (5)                      1,032                 ---
                                                                                               ----------------    ----------------
Approximate equity shareholders' funds under U.S. GAAP................                                  146,668             157,362
                                                                                               ================    ================
