Form 20-F
period 2000-12-31
SKYEPHARMA PLC
filed 2001-06-11
CIK 1018117

     As filed with the Securities and Exchange Commission on June 11, 2001
===============================================================================



                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                   FORM 20-F

(Mark One)

|_|             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                 OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR

|X|              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended: December 31, 2000
                                       OR

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

                    105 Piccadilly, London W1J 7NJ, England
                    (Address of principal executive offices)


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

    ordinary shares, nominal value 10p each 517,322,768

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

         Item 17           Item 18  X

===============================================================================

                               TABLE OF CONTENTS


                                                                           Page

                                     Part I

Item 1: Identity of Directors, Senior Management and Advisers ..........       5

Item 2: Offer Statistics and Expected Timetable ........................       5

Item 3: Key Information ................................................       5

Item 4: Information on the Company .....................................      21

Item 5: Operating and Financial Review and Prospects ...................      64

Item 6: Directors, Senior Management and Employees .....................      74

Item 7: Major Shareholders and Related Party Transactions ..............      87

Item 8: Financial Information ..........................................      91

Item 9: The Offer and Listing ..........................................      93

Item 10: Additional Information ........................................      94

Item 11: Quantitative and Qualitative Disclosures About Market Risk ....     105

Item 12: Description of Securities Other than Equity Securities ........     105



                                    Part II

Item 13: Defaults, Dividend Arrearages and Delinquencies ...............     106

Item 14: Material Modifications to the Rights of Security Holders and
  Use of Proceeds.......................................................     106



                                    Part III

Item 17: Financial Statements ..........................................     106

Item 18: Financial Statements ..........................................     106

Item 19: Exhibits ......................................................     106

                          PRESENTATION OF INFORMATION


    In this Annual Report on Form 20-F ("Form 20-F"), the term "ordinary shares" refers to SkyePharma's ordinary shares, nominal value 10 pence each, and the term "ADSs" refers to American Depositary Shares each representing the right to receive 10 ordinary shares and evidenced by American Depositary Receipts ("ADRs").

    The Company publishes its consolidated financial statements expressed in pounds sterling. In this Form 20-F, references to "pounds sterling", "(L)", "pence" or "p" are to the lawful currency of the United Kingdom; references to "U.S. dollars" or "$" are to the lawful currency of the United States; references to "French francs" or "Ffr" are to the lawful currency of France; and references to "Swiss francs", "Chf" or "Sfr" are to the lawful currency of Switzerland. Solely for the convenience of the reader, this Form 20-F contains translations of certain pound sterling amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of pounds sterling into U.S. dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). No representation is made that pounds sterling have been, could have been or could be converted into U.S. dollars at the rates indicated or at any other rate.

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


                              CERTAIN DEFINITIONS


    In this document:

    "Brightstone" refers to Brightstone Pharma Inc., a wholly owned subsidiary of SkyePharma Holdings Inc., which is a wholly owned subsidiary of the Company.

    "DepoCyt(R)" refers to the product combining SkyePharma's DepoFoam with cytarabine, a drug used to treat certain cancers although in some countries the trademark used is DepoCyte(TM).

    "Jago" refers to Jago Holding AG, and its subsidiaries. Jago Holding AG is a wholly owned subsidiary of SkyePharma Holding AG, which is a wholly owned subsidiary of the Company.

    "Joint Venture" refers to Genta-Jago Technologies B.V., a Netherlands corporation in which the Company is a 50/50 partner with Genta Incorporated, a Delaware corporation ("Genta").

    "Krypton" refers to Krypton Limited, a wholly owned subsidiary of SkyePharma Holding AG, which is a wholly owned subsidiary of the Company.

    "Lyon" refers to SkyePharma Production SAS, a wholly owned subsidiary of the Company.

    "SkyePharma", the "Company" or "we" refer to SkyePharma PLC and its consolidated subsidiaries, including Jago, Lyon, Brightstone and SkyePharma Inc., unless the context requires reference to SkyePharma PLC only;

    "SkyePharma Inc." refers to DepoTech Corporation, a California corporation, which was renamed as of June 30, 1999 as SkyePharma Inc.; and

    "Solaraze(TM)" refers to the topical gel formulation of hyaluronan and the non-steroidal, anti-inflammatory drug diclofenac and is being developed primarily as a product for the treatment of actinic keratosis, a lesion of the skin which may precede skin cancer, although in some countries the trademark used may vary.

                                STATISTICAL DATA


    Except where otherwise indicated, figures included in this Form 20-F relating to pharmaceutical market sales are based on syndicated industry sources, including I.M.S. Health, Inc. ("IMS") or from the Company's collaborative partners. IMS is a market research firm internationally recognized by the pharmaceutical industry.


                           FORWARD-LOOKING STATEMENTS


    This Form 20-F contains certain forward-looking statements as defined in
Section 21E of the Securities Exchange Act of 1934 with respect to the financial condition, results of operations and business of the Company and certain of the plans and objectives of the board of directors of the Company with respect thereto. Such statements may generally, but not always, be identified by the use of words such as "anticipates", "should", "expects", "estimates", "believes", or similar expressions. Such statements in this Form 20-F include, but are not limited to, statements under the following headings:
(1) "Item 4: Information on the Company"; (2) "Item 5: Operating and Financial Review and Prospects"; (3) "Item 8: Financial Information"; and (4) "Item 11:
Quantitative and Qualitative Disclosures About Market Risk". Specific risks faced by the Company are described under "Risk Factors" on pages 9 to 20. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this Form 20-F could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements.


                           EXCHANGE RATE INFORMATION

    The table below sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rates for pounds sterling expressed in U.S. dollars per pound. The period average data set forth below is the average of the Noon Buying Rates on the last day of each full month during the period.

    Fluctuations in the exchange rate between the pound sterling and the U.S. dollar will affect, among other things, the U.S. dollar equivalent of the pound sterling price of the ordinary shares on the London Stock Exchange ("LSE"), which is likely to affect the market prices of the ADSs in the United States.

                                                             High                Low            Period Average        Period End
                                                       ----------------    ----------------    ----------------    ----------------
1996...............................................              1.7123              1.4948              1.5733              1.7123
1997...............................................              1.7035              1.5775              1.6397              1.6427
1998...............................................              1.7222              1.6114              1.6602              1.6628
1999...............................................              1.6765              1.5515              1.6146              1.6150
2000...............................................              1.6538              1.3997              1.5156              1.4955
2001 (through June 7, 2001)........................              1.5045              1.3900              1.4343              1.3900


                                                                                                      High                Low
                                                                                                ----------------    ----------------
December 2000 ..............................................................................              1.4955              1.4365
January 2001 ...............................................................................              1.5045              1.4570
February 2001 ..............................................................................              1.4775              1.4385
March 2001 .................................................................................              1.4725              1.4190
April 2001 .................................................................................              1.4470              1.4200
May 2001 ...................................................................................              1.4400              1.4103
June 2001 (through June 7, 2001) ...........................................................              1.4160              1.3900


    For a discussion of the impact of exchange rate fluctuations on the Company's operating results, see "Item 5: Operating and Financial Review and Prospect--Operating Results".

                                     PART I


Item 1: Identity of Directors, Senior Management and Advisers

    Not applicable

Item 2: Offer Statistics and Expected Timetable

    Not applicable

Item 3: Key Information

Selected Financial Data

    The selected financial data set forth below for the Company as of December 31, 2000 and 1999, and for the years ended December 31, 2000, 1999 and 1998 have been derived from, and should be read in conjunction with the Consolidated Financial Statements of the Company included in Item 18 of this Form 20-F. The selected financial data set forth below for the Company as of December 31, 1998, 1997 and 1996 and for the years ended December 31, 1997 and 1996 have been derived from audited Consolidated Financial Statements of the Company. The Consolidated Financial Statements of the Company for the years ended December 31, 2000, 1999 and 1998 have been audited by PricewaterhouseCoopers, independent chartered accountants. The Consolidated Financial Statements of the Company for the years ended December 31, 1997 and 1996 were audited by Price Waterhouse, independent chartered accountants.

    In this selected information, the Company has presented its operating results from discontinued operations and the net loss on sale thereof on a single line net basis for U.K. GAAP purposes, while the Company's U.K. GAAP consolidated financial statements present these amounts on a gross basis. Also, the Company has reclassified "share of operating profit/loss in joint venture" outside of group operating profit/loss as required by U.K. FRS 9 "Associates and Joint Ventures", which is effective for all periods ending after June 25, 1998. For purposes of comparison, the Company has also reclassified this item for periods prior to the effectiveness of FRS 9 in the table presented below. Turnover in the table below is net of share of turnover related to the joint venture, and net interest below is net of share of interest relating to the joint venture.

    The Company's current operations include the drug delivery business of Jago which was acquired by the Company in May 1996, a manufacturing facility in Lyon acquired in January 1997 and the operations of SkyePharma Inc. acquired in March 1999.

    The four months of operations of Jago to April 30, 1996 and the results of the Company for the year ended December 31, 1996 (which include eight months of Jago operations), excluding discontinued operations, represent the continuing operations of the Company in that period. The four months of operations of Jago to April 30, 1996 include turnover of (L)1,056,000 which relates to sales from Jago to the Company. The Company has included this amount in its cost of sales for the year ended December 31, 1996.

    The Company's financial statements include the results of the Lyon manufacturing facility from January 1997. The Company's 1997 results include
(L)5.4 million of turnover and (L)5.2 million cost of sales from the manufacturing operations of that facility. Net assets of the acquired operation were approximately (L)13.0 million.

    The Company's 1999 results include (L)3.5 million turnover and (L)2.7 million cost of sales from the operations of SkyePharma Inc. in March 1999. Net assets of the acquired operation were approximately (L)3.4 million.

    The Company has calculated loss per share data using the weighted average number of shares in issue for each period, adjusted for the effects of a rights issue in January 1996 and a share consolidation in May 1996. The information below does not include net loss per share for Jago because it was a privately-held company, all of the shares of which were owned by a single shareholder. Basic and diluted loss per ordinary share are set out in the following table, there is no difference between basic and diluted loss per share since all potential ordinary shares including convertible bonds, warrants and options are anti-dilutive.

    The selected financial data has been prepared using U.K. GAAP which differs in certain significant respects from U.S. GAAP. A reconciliation to U.S. GAAP of the Company's net loss and shareholders' funds at December 31, 2000 and 1999 and for the years ended December 31, 2000, 1999 and 1998 is set out in
Note 29 of the Notes to the Consolidated Financial Statements of the Company. Total assets for U.S. GAAP comprise total assets under U.K. GAAP adjusted for the U.S. GAAP adjustments set out on page F-62.

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

    For exchange rate information, see "Exchange Rate Information" on page 4 of this Form 20-F. Solely for the convenience of the reader, the pound sterling amounts as of and for the year ended December 31, 2000 have been translated into U.S. dollars at the noon buying rate on December 31, 2000 of $1.4955 per
(L)1.00.

    For a discussion of the impact of exchange rate fluctuations on the Company's operating results, see "Item 5: Operating and Financial Review and
Prospects: Operating Results".

SkyePharma PLC

                                                                               Year ended December 31,
                                                  ---------------------------------------------------------------------------------
Consolidated Income Statement Data                     1996        1997          1998          1999           2000          2000
                                                  ----------    ----------     ----------    ----------    ----------    ----------
                                                                        (in thousands, except per share data)
U.K. GAAP
Continuing:
Turnover(1)...................................      (L)9,013     (L)13,839      (L)10,925     (L)17,739     (L)24,292       $36,329
Cost of sales(2)..............................        (7,028)      (10,193)       (10,630)      (14,854)      (15,598)      (23,327)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Gross profit..................................         1,985         3,646            295         2,885         8,694        13,002
Selling, marketing & distribution expenses(3).        (2,539)       (3,063)        (4,230)       (3,161)       (3,844)       (5,749)
Administration expenses(4)....................        (6,384)       (6,422)        (6,781)      (12,584)      (12,630)      (18,888)
Research and development expenses(5)..........        (2,098)       (6,109)        (5,712)       (6,728)      (13,104)      (19,597)
Other operating income(6).....................           313            --             --            --         2,900         4,337
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Group operating loss..........................        (8,723)      (11,948)       (16,428)      (19,588)      (17,984)      (26,895)
Share of operating (loss)/profit in Joint
  Venture(7)..................................          (492)         (346)            14           (48)           --            --
                                                  ----------    ----------     ----------    ----------    ----------    ----------
                                                      (9,215)      (12,294)       (16,414)      (19,636)      (17,984)      (26,895)
Group operating profit from discontinued
  operations..................................            27            --             --            --            --            --
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Total operating loss..........................        (9,188)      (12,294)       (16,414)      (19,636)      (17,984)      (26,895)
(Provision)/reversal of provision for loss on
  disposal of fixed asset investment(8).......        (1,823)           --             --           381            --            --
Provision for loss on disposal of
  discontinued operations (net)...............          (121)           --             --            --            --            --
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Loss on ordinary activities before interest
  and taxation................................       (11,132)      (12,294)       (16,414)      (19,255)      (17,984)      (26,895)
Interest receivable...........................         1,000           808          1,396         1,364         1,806         2,701
Interest payable..............................        (4,098)       (6,229)        (6,993)       (1,391)       (3,508)       (5,246)
Taxation......................................            72           (66)           (85)         (132)           (4)           (6)
                                                  ----------    ----------     ----------    ----------    ----------    ----------
Net loss......................................    (L)(14,158)   (L)(17,781)    (L)(22,096)   (L)(19,414)   (L)(19,690)     $(29,446)
                                                  ==========    ==========     ==========    ==========    ==========    ==========
Basic and diluted loss per ordinary share.....          (5.3)p        (5.1)p         (5.7)p        (4.2)p        (3.9)p      $(0.06)
U.S. GAAP
Loss from continuing operations...............    (L)(51,952)   (L)(18,658)    (L)(21,789)   (L)(28,218)   (L)(29,201)     $(43,670)
Net loss......................................    (L)(52,046)   (L)(18,658)    (L)(21,789)   (L)(28,218)   (L)(29,201)     $(43,670)
Per Share:
Loss from continuing operations...............         (19.3)p        (5.3)p         (5.7)p        (6.0)p        (5.7)p      ($0.09)
Net loss......................................         (19.3)p        (5.3)p         (5.7)p        (6.0)p        (5.7)p      ($0.09)


    The notes on page 8 describe significant movements within the above categories in respect of acquisitions made during specific financial periods.

                                                                                 SkyePharma PLC
                                                                               As of December 31,
                                             --------------------------------------------------------------------------------------
Consolidated Balance Sheet Data                   1996         1997           1998           1999           2000           2000
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                                                    (in thousands, except Number of shares)
U.K. GAAP
Fixed assets.............................       (L)9,297      (L)24,034      (L)30,337      (L)83,591     (L)112,374       $168,055
Cash and short term bank deposits........         21,318          8,671         30,925         13,674         42,878         64,124
Total assets.............................         34,354         42,430         68,855        106,734        163,825        245,000
Net Assets...............................        (44,486)       (46,110)         6,235         72,057         68,952        103,118
Share Capital............................         34,661         36,395         42,710         49,409         54,132         80,954
Number of shares.........................    346,612,777    363,950,609    427,098,454    494,086,980    517,322,768    517,322,768
U.S. GAAP
Total assets.............................        157,588        148,559        169,788        197,557        290,317        434,169
Net Assets...............................        141,320        129,847        146,668        157,362        145,929        218,237


(1) Turnover in 1996 includes (L)9,013,000 from acquisitions in respect of the operations of Jago. Turnover in 1997 includes (L)5,357,000 from acquisitions in respect of the manufacturing facility in Lyon. Turnover in 1999 includes (L)3,520,000 from acquisitions in respect of the operations of SkyePharma Inc.

(2) Cost of sales in 1996 includes (L)7,028,000 from acquisitions in respect of the operations of Jago. Cost of sales in 1997 includes (L)5,153,000 from acquisitions in respect of the manufacturing facility in Lyon. Cost of sales in 1999 includes (L)2,669,000 from acquisitions in respect of the operations of SkyePharma Inc.

(3) Selling, marketing and distribution in 1996 includes (L)640,000 from acquisitions in respect of the operations of Jago. Selling, marketing and distribution in 1999 includes (L)1,870,000 from acquisitions in respect of the operations of SkyePharma Inc.

(4) Administration in 1996 includes (L)3,064,000 from acquisitions in respect of the operations of Jago. Administration in 1997 includes
      (L)988,000 from acquisitions in respect of the manufacturing facility in Lyon. Administration in 1999 includes (L)4,559,000 from acquisitions in respect of the operations of SkyePharma Inc.

(5) Research and development expenses in 1996 includes (L)1,808,000 from acquisitions in respect of the operations of Jago. Research and development expenses in 1999 includes (L)3,273,000 from acquisitions in respect of the operations of SkyePharma Inc.

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

Extensive government regulation may cause increased costs and delays in developing and marketing products

    The Company is subject to extensive government regulation. The U.S. Food and Drug Administration ("FDA"), European and other national regulatory authorities require rigorous pre-clinical testing, clinical trials and other approval procedures for human drugs. Numerous regulations also govern the manufacturing, safety, labeling, storage, record keeping, reporting and marketing of human drugs. These requirements vary widely from country to country and the time required to complete pre-clinical testing and clinical trials and to obtain regulatory approvals to sell drugs is uncertain. The process of obtaining these approvals and complying with applicable government regulations is time consuming and expensive. If the FDA or other national regulatory authorities require additional clinical trials, the Company could face increased costs and significant development delays before the Company will be able to sell its products commercially. In addition, changes in regulatory policy or additional regulations adopted during product development could also result in delays or rejections.

    Geomatrix(TM) is a range of technologies by which drugs taken orally in tablet form are formulated so as to control the amount, timing and location of the release of drug in the body. All of the improved outcome and new Geomatrix products that the Company develops will require a new drug application filing with the FDA before they can be marketed in the U.S. Based on current practice, the Company expects that it will take approximately two years from the date of filing for the FDA to approve a new drug application for a Geomatrix product formulation, although the Company cannot predict the exact time required with any certainty.

    DepoFoam(TM) is a technology by which drugs taken by injection are formulated to release over an extended period of time. With the exception of one product used to treat certain cancers, DepoCyt, products using the Company's DepoFoam technology are at an early stage of development. In April 1999, the FDA approved DepoCyt for treatment of lymphomatous meningitis and the product was launched in the U.S. in May 1999. In October 1999, SkyePharma Inc. discovered that two lots of DepoCyt did not meet specifications and recalled these lots. Investigations identified that changes in a supplier's manufacturing process for a raw material resulted in product which did not meet all specifications throughout the shelf-life. SkyePharma Inc. and Chiron Corporation voluntarily withdrew DepoCyt from the market. There were no adverse events attributed to the recalled batches and the product was made available to patients on a compassionate basis. In March 2001, the FDA gave clearance to return Depocyt to the market. In November 1999, SkyePharma Inc. received marketing approval for DepoCyt from the Canadian regulatory authorities. In April 2001, the Company received notification that the European Committee on Proprietary Medicial Products ("CPMP") had recommended the granting of marketing authorization for DepoCyt. The CPMP's recommendation will be forwarded to the European Commission and when ratified the Company will receive a single license for marketing throughout the European Union.

    The Company cannot be certain that it will obtain further regulatory approvals of any of such products. To date, only three potential DepoFoam products have been subjected to human testing. Potential DepoFoam products will require expensive and lengthy testing and regulatory clearances before they can be sold commercially. DepoFoam products may not prove safe and effective in clinical trials, meet applicable regulatory standards, or be capable of being made at acceptable cost or successfully commercialized. In addition, pre-clinical or clinical testing may not accurately predict safety or effectiveness in broader human use. Unexpected delays in the regulatory approval process may also occur. Even if the FDA and other regulatory authorities approve potential DepoFoam products for marketing, the products still may not achieve broad market acceptance.

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

    Many of the Company's competitors have longer operating histories and greater financial, marketing and other resources. Such competitors may prove to be more successful in developing competing technologies, obtaining regulatory approvals and marketing their products than the Company because of greater financial resources, stronger sales and marketing teams or other factors.

    The Company will face a variety of competitors with respect to the products it is developing under its collaborative arrangements with leading pharmaceutical companies. Specifically,

      o products developed and produced by such collaborative arrangements may compete with products produced internally by one or more of the Company's other collaborative partners;

      o proprietary and generic products developed and produced by such collaborative arrangements may face competition from generic substitutes produced by other companies; and

      o generic products developed and produced by the Company may compete against branded products produced by one or more of the Company's collaborative partners.

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

    The Company has obtained product liability insurance in respect of the improved outcome or new pharmaceutical products the Company is developing in conjunction with the Company's collaborative partners although the Company generally relies on indemnity provisions in its agreements with such partners to protect the Company against the possibility of product liability claims. This product liability insurance also covers liabilities associated with the commercial sale of products marketed by third parties using the Company's technology.

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

The Company may not achieve future profitability

    The Company has not generated any earnings to date from its pharmaceutical operations and has incurred substantial net losses in its recent fiscal years. As of December 31, 2000, the Company had accumulated consolidated equity shareholders' funds of (L)46.3 million. The time required to reach profitability is uncertain. While the Company's internal forecasts indicate that the Company may achieve profitability in the second half of 2001 with full year profitability in 2002, this is dependent upon the level of milestone payments and license fees received, the timing of contract development revenues and the amount of discretionary investment the Company chooses to make in furthering its own product portfolio and other factors, including those described below, and therefore the Company cannot assure you that it will be able to achieve profitability, or sustain profitability if it is attained. See "Item 5: Operating and Financial Review and Prospects".

    The Company's future profitability will additionally depend, among other things, on whether it will, alone or together with its partners, be able to:

      o develop products utilizing its technologies, either independently or in collaboration with other pharmaceutical companies;

      o     receive necessary regulatory and marketing approvals;

      o     establish and enhance its manufacturing;

      o     achieve market acceptance for such products;

      o receive royalties on products that have been approved, marketed or submitted for marketing approval with regulatory authorities in line with the Company's current forecasts; and

      o     maintain sufficient funds to finance its activities.

The Company is dependent on Geomatrix, DepoFoam and Inhalation technologies as to which further successful development is uncertain

    The Company's ability to increase revenues and achieve profitability is largely dependent on its Geomatrix, Depofoam and inhalation technologies. Approximately 26% of the Company's revenues for the year ended December 31, 2000 was derived from royalties, contract development and milestone payments relating to its Geomatrix technologies, approximately 7% relating to its DepoFoam technologies and approximately 10% relating to its inhalation technologies. In order to increase revenues from Geomatrix, DepoFoam and inhalation technologies the Company must continue to obtain new development contracts for third parties. The Company cannot assure you that it will be able to obtain such contracts.

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

    The Company has successfully developed one drug product incorporating DepoFoam technologies which was approved by the FDA in April 1999. However the Company can not assure you that it will be able to develop successfully future products utilizing the DepoFoam technologies. The development and formulation of injectable controlled-release products is difficult and time-consuming. Each drug compound is different and there can be no assurance that a drug delivery system that works with one product will work with another.

    The Company is developing two advanced inhalation technologies to deliver medicines via a patient's lungs without relying on CFC-based propellants. The Company has successfully developed one drug product incorporating its inhalation technologies which is currently in Phase III clinical trials. However the Company can not assure you that it will be able to develop successfully future products utilizing the inhalation technologies. The development and formulation of inhalation products is difficult and time-consuming. Each drug compound is different and there can be no assurance that a drug delivery system that works with one product will work with another.

    Even after a product incorporating the Geomatrix, or DepoFoam or inhalation technologies has been successfully formulated and approved, its commercial success is not assured. In order to gain medical and commercial acceptance, a product generally must demonstrate some performance improvements and other benefits over products incorporating the same or similar drug compounds. In some cases, these benefits may be difficult to establish.

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

    The Company's ability to meet its future capital requirements will depend on many factors. These include:

      o the Company's ability to maintain existing collaborative arrangements and to establish and maintain new collaborative arrangements with others;

      o the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

      o complying with regulatory requirements; competing technological and market developments;

      o     changes in the Company's existing research relationships; and

      o the effectiveness of product commercialization activities and arrangements.

    For more information on the Company's liquidity and capital resources, see "Item 4: Information about the Company - Business Overview - Collaborative Arrangements" and "Item 5: Operating and Financial Review and Prospects".

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

    There can be no assurance that the Company will be issued with any additional patent or that if any patents are issued, they will provide the Company with significant protection or will not be challenged by third parties asserting claims against the Company concerning its existing products or with respect to future products under development by the Company. The Company has received notification from a third party asserting rights to one of the Company's recently acquired technologies and notification of other alleged infringements may be received by the Company in the future. The Company may not, in all cases, be able to resolve such allegations through licensing arrangements, settlement or otherwise. Furthermore the Company anticipates that any attempt to enforce its patent would be time consuming and costly. Moreover, the law of some foreign countries does not protect the Company's proprietary rights in the products to the same extent, as does the law of the U.S. The U.S. Patent and Trademark Office has instituted changes to the U.S. patent law including changing the term to 20 years from the date of filing for applications filed after June 8, 1995. The Company cannot predict the effect that such changes on the patent laws may have on its business or on the Company's ability to protect its proprietary information and sustain the commercial viability of its products.

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

The Company may not be able to maintain its exclusive technology rights to DepoFoam from the Research Development Foundation

    The Company's DepoFoam business depends on its ability to continue to use exclusive technology rights that the Research Development Foundation ("RDF") assigned to a subsidiary of the Company. Under the RDF agreement, the foundation has the right to terminate the agreement or to convert the exclusive nature of the rights granted under the agreement into a nonexclusive right if the subsidiary does not satisfy its contractual obligations, including making certain minimum annual payments. RDF may also terminate the agreement if the subsidiary becomes bankrupt, breaches the agreement or contests the patents included in this technology. The termination of the subsidiary's agreement with RDF or its conversion to a nonexclusive agreement would adversely affect the Company's DepoFoam business.

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

If the Company's Lyon manufacturing facility fails to meet required standards, it could result in delays in manufacturing and additional costs

    Currently, the Company conducts only limited manufacturing activities at its principal facility in Muttenz, Switzerland. The Company acquired in 1997 an additional larger facility in Lyon, France that it plans to use for additional scale-up manufacturing as well as for manufacturing commercial quantities of its product candidates. The Company has completed its Geomatrix manufacturing suite in the Lyon facility, is in the process of expanding its operations at the Lyon facility to include production activities for dry powder inhaler products and has substantially brought the facility into compliance with current good manufacturing practices (cGMP) and FDA standards. The FDA has inspected the Lyon facility in respect of two products and notified the Company that it plans to approve the Lyon facility for commercial manufacturing. This does not imply FDA approval of these products. Final FDA approval of the Lyon site will be given upon approval by the FDA of a product to manufacture. There can be no assurance that the Lyon facility will ultimately be found to be in compliance with cGMP or other regulatory requirements for the purposes for which the Company plans to use the facility. Failure to comply could result in significant delays in the Company's planned manufacturing efforts. The Company also could incur significant additional expense in bringing the facility into compliance with cGMP or other regulatory requirements. The Company cannot assure you that it will be able to successfully complete its plans for additional scale-up manufacturing or for manufacturing commercial quantities of its product candidates.

A failure to successfully maintain its existing or further scale-up the Company's DepoFoam manufacturing operations could adversely affect the Company's business.

    If the Company fails to successfully maintain its existing or further scale-up its DepoFoam manufacturing operations or to comply with applicable regulations, its business will be adversely affected. In particular, the Company could lose its manufacturing rights for DepoCyt under its key collaboration agreement with Chiron Corporation. Chiron Corporation is the Company's U.S.

development and marketing partner for DepoCyt, the first approved injectable drug product using its DepoFoam technology. The Company's DepoFoam manufacturing operations in San Diego, California will need to meet ongoing commercial requirements for all markets in which its products have been approved. In addition, the Company's manufacturing operations for DepoCyt will need to pass pre-approval inspections by regulatory agencies for countries in which there are regulatory filings to market DepoCyt. In October 1999, SkyePharma Inc. discovered that two lots of DepoCyt did not meet specifications and recalled these lots. Investigations identified that changes in a supplier's manufacturing process for a raw material resulted in product that did not meet all specifications throughout the shelf-life. SkyePharma Inc. and Chiron Corporation voluntarily withdrew DepoCyt from the market. There were no adverse events attributed to the recalled batches and the product was made available to patients on a compassionate basis. In March 2001, the FDA gave clearance to return Depocyt to the market. In April 2001, the Company received notification that the European Committee on Proprietary Medicinal Products ("CPMP") had recommended the granting of marketing authorization for DepoCyt. The CPMP's recommendation will be forwarded to the European Commission and when ratified the Company will receive a single licence for marketing throughout the European Union. The CPMP has suggested certain modifications to the DepoCyt manufacturing facility to improve personnel and materials flows. These modifications are currently being implemented and will be completed prior to production of DepoCyt for the European market. The CPMP have not suggested any alterations to the DepoCyt manufacturing equipment or production process. For all other DepoFoam products, the Company will need to significantly scale-up its current manufacturing operations. The Company will also need to comply with regulations in the U.S. and foreign countries relating to achieving the prescribed quality and required levels of production of its DepoFoam products and obtaining marketing approval.

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

The Company's manufacturing process may not be suitable for all of the DepoFoam products the Company desires to commercialize

    To date, SkyePharma Inc. has relied on a particular proprietary method of manufacturing its potential DepoFoam products. The Company cannot be certain that this method will be applicable to all potential products it desires to commercialize. The problems that may arise include:

      o the Company may not be able to meet manufacturing challenges that arise concerning particular drugs to be incorporated in DepoFoam;

      o the Company's manufacturing process may not result in viable yields of DepoFoam products; and

      o     the physical and chemical stability of DepoFoam products may vary.

    If the Company decides to pursue alternative manufacturing methods for some or all of its drugs, it cannot be certain that these methods will prove to be commercially practical or that it will have the right to use any alternative methods.

The Company may expend significant time and resources related to existing and potential legal proceedings

    In April 1998, a class action lawsuit was filed against DepoTech (renamed SkyePharma Inc.) and two of its former officers. The lawsuit alleges violations of federal securities laws and seeks unspecified money damages on behalf of a class of shareholders who purchased DepoTech common stock during the period April 1, 1996 through December 18, 1997. On May 11, 1999, the Judge granted SkyePharma Inc.'s motion to dismiss and dismissed the plaintiffs' complaint with leave to amend by June 8, 1999. The plaintiffs timely filed an amended complaint and the defendants responded with a motion to dismiss. After completion of several rounds of briefing and supplemental briefing on the motion, the Court denied the motion without prejudice to the defendants and without addressing its merits, and instructed the parties to repeat the process from the beginning. Pursuant to a Court-ordered schedule, the plaintiffs filed their Second Amended Complaint by April 14, 2000. The District Court dismissed the action on January 26, 2001. However, following the dismissal the plaintiffs filed, on February 9, 2001 an appeal to the US Court of Appeal, claiming that the District Court had erred in dismissing the plaintiffs' complaint and also that the District Court had erred in permitting certain motions to strike. The Company believes that this Appeal is without merit and intends to defend such appeals.

    On June 13, 2000, a summons was filed in respect of a claim by RTP Pharma Corporation ("RTP") against SkyePharma PLC and others in the U.S. District Court for the District of Columbia. The lawsuit seeks the correction of inventorship of a U.S. patent, U.S. Patent Number 5,858,410 together with unspecified monetary damages on behalf of RTP. The defendants filed a motion to dismiss in March 2001, which is being defended by the plaintiffs RTP. The Company believes that this lawsuit is without merit and will, with the other defendants, vigorously defend against the action.

    On May 8, 2001, a summons in a civil case was filed in respect of a claim by Andrx Corporation, a generic drug manufacturer against SkyePharma Inc in the US District Court, Southern District of Florida. The lawsuit alleges violations of anti-trust law and common law of the United States and State of Florida. The complainant seeks injunctive relief and unspecified monetary damages from Elan Corporation PLC (who was the original defendant in this case) and SkyePharma arising from an alleged agreement entered into by Elan and SkyePharma to prevent competition for a controlled release version of the product Naprelan(R) made with the active drug Naproxen. The Company believes that this action is without merit and will vigorously defend against this claim.

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

    The Company acquired its Jago subsidiary in May 1996 from Dr. Jacques Gonella, who was, up until June 6, 2001, a Director of the Company, for a combination of cash and shares. In addition to the initial purchase price, the Company agreed to an earn-out arrangement with Dr. Gonella whereby Dr. Gonella is entitled to receive payments dependent on certain revenues related to Geometrix technologies. For a description of the earn-out arrangement with Dr. Gonella, see "Item 7: Major Shareholders and Related Party Transactions - Certain Arrangements in Respect of the Jago Acquisition".

    The Company acquired its Krypton subsidiary in a share-for-share exchange in January 1996 from a series of trusts in which Ian Gowrie-Smith, who is the Executive Chairman of the Company, certain former directors and a former employee of the Company had interests. Pursuant to an earn-out arrangement, the Company agreed to pay additional consideration consisting of ordinary shares and warrants dependent upon certain milestones relating to achieving regulatory approvals for the sale of certain Krypton products and the sales and profitability of such products. See "Item 7: Major Shareholders and Related Party Transactions - Certain Arrangements in Respect of the Krypton Acquisition".

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

Principal shareholders may influence the outcome of shareholder approvals and hinder a change in control that might be in your interest

    As of June 7, 2001, certain principal shareholders and the directors and officers of the Company as a group owned approximately 23.6% of the outstanding ordinary shares. As a result, certain directors, officers and such shareholders may be in a position to exert influence in the election of the Company's directors and officers and other corporate actions that require shareholder approval. The Board of Directors of the Company consists of 9 people.

Exchange rate fluctuations may adversely affect the Company's results of operations and financial position

    Approximately 46% of the Company's sales for the year ended December 31, 2000 were derived from customers located outside the United Kingdom. Since the revenue and expenses of the Company's foreign operations are generally denominated in U.S. dollars, French francs and Swiss francs, exchange rate fluctuations between such currencies and the pound sterling will subject the Company to foreign exchange risk with respect to the reported results of its foreign operations. The Company does not currently hedge against the effect of currency translation on its reported results but does, where appropriate, seek to hedge its exchange rate risk on particular transactions. Fluctuations between local currencies and pounds sterling may materially adversely affect the Company's financial condition and results of operations. See "Item 5:
Operating and Financial Review and Prospects".

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

The market prices of the Company ordinary shares and ADSs may be adversely affected by market volatility

    Companies like SkyePharma have, in recent years, experienced dramatic stock price volatility. The following factors may cause the market price of the Company's ordinary shares or ADSs to fluctuate significantly:

      o announcements of technological innovations or new products by competitors and others;

      o the status of submissions to the FDA or its international equivalent;

      o variations in results of operations, market condition, analysts' estimates and the stock market generally; and

      o stock market perceptions of the pharmaceutical, biotechnology and/ or drug delivery industries specifically.

Sales of substantial amounts of the Company ordinary shares or ADSs could adversely affect their market price

    Sales of substantial amounts of ordinary shares or ADSs could adversely affect the market price of the ordinary shares and ADS. As of June 7, 2001, certain principal shareholders and the directors and officers of the Company, as a group, held 23.6% of the Company's outstanding ordinary shares. Shares may be eligible for future sale subject to the conditions imposed by Rule 144 and Regulation S under the Securities Act.

The Company's shareholders may not receive a return on their shares other than through the sale of their shares

    The Company intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. Accordingly, other than through the sale of their shares, the Company's shareholders may not receive a return.

Item 4: Information on the Company

History and Development

Overview

    SkyePharma PLC is a public limited company organized under the laws of England and Wales and whose registered office is situated at 105 Piccadilly, London W1J 7NJ, telephone number +44 (0)20 7491 1777. SkyePharma PLC was formerly named Black & Edgington plc and incorporated on March 10, 1910. It was engaged in the provision of temporary structures for major events. In January 1996 the Board changed the name of the Company to SkyePharma PLC and the nature of its activities to pharmaceuticals.

    The Company, as currently operated, was formed substantially from the 1996 acquisition of Jago, and the 1999 acquisition of DepoTech Corporation.

Corporate Acquisitions

    Jago, a Swiss drug delivery company which commenced operations in 1983, was acquired by the Company in May 1996 and constitutes one of the principal operating subsidiaries of the Company. The total consideration paid by the Company to acquire Jago was approximately (L)100.8 million in cash (plus a prepayment of $6.0 million ((L)3.9 million)) and approximately 30.7 million ordinary shares (valued at 75 pence per share). In the fund raising associated with the transaction, Dr. Gonella, the vendor, purchased 84,789,463 ordinary shares of the Company at a purchase price of 75 pence per share. The Company agreed to pay additional consideration in respect of the Jago acquisition pursuant to an earn-out arrangement. See "Item 7: Major Shareholders and Related Party Transactions - Certain Arrangements in Respect of the Jago Acquisition". At March 31, 2000 a settlement agreement was signed establishing the full and final settlement of the deferred consideration payable to the vendor of Jago, Dr Gonella. The settlement was approved by shareholders at the Company's Annual General Meeting held on July 11, 2000 to be made entirely in shares and 6 million ordinary shares and 24 million Deferred Shares were issued. To finance the Jago acquisition and to provide additional working capital for the Company, the Company issued and sold approximately 187.8 million ordinary shares in a public offering in the United Kingdom in May 1996 at a price of 75 pence per share.

    In October 1998 the Company acquired 16% of the common stock of DepoTech Corporation of San Diego for a consideration of (L)2.9 million. On March 10, 1999, the Company completed the acquisition by issuing to the former DepoTech shareholders 28,311,070 SkyePharma ordinary shares in the form of ADSs, valued at (L)20.0 million, plus the right to receive additional shares if one or both of two conditions occur. On April 1, 1999, the first condition, the approval by the FDA of DepoCyt for sale to the public, occurred and the Company issued to the former DepoTech shareholders an additional 16,177,849 SkyePharma ordinary shares valued at (L)9.8 million, in the form of ADSs. On April 4, 2000 the Company announced that the final contingent payment on the acquisition of DepoTech had been triggered following the signing of a contract to utilize DepoFoam technology for a macromolecule which fulfilled the second condition. As a result 12,132,600 shares were issued on April 25, 2000 at a value of (L)13.3 million. In connection with the acquisition the Company agreed that outstanding warrants to purchase DepoTech common stock on the effective date of the merger would become warrants to purchase the Company's ordinary shares. Following the issue of shares on April 25, 2000 the former DepoTech shareholders became entitled to a further 458,144 warrants with a value of (L)0.2 million. Taking into account these final payments, the total consideration paid on the acquisition of DepoTech was (L)49.4 million.

    Krypton, a Gibraltar-based company which holds development rights to certain generic drugs, was acquired by the Company in January 1996. The total consideration paid by the Company to acquire Krypton was (L)12.0 million satisfied by the issue of 30 million ordinary shares, and warrants to subscribe for an additional 3 million ordinary shares at an effective exercise price of 40 pence per share. The Company has agreed to pay additional consideration in respect of the Krypton acquisition if certain milestones and profit hurdles are met. See "Item 7: Major Shareholders and

Related Party Transactions - Certain Arrangements in Respect of the Krypton Acquisition". To date, no payments have been made under the Krypton earn-out arrangments.

    In January 1997, the Company acquired a pharmaceutical manufacturing and production facility near Lyon, France. See "Item 4: Information about the Company - Business Overview - Manufacturing".

Technology Acquisitions

    On July 30, 1999, the Company acquired certain nano-particulate technology from Medac GmbH ("Medac") a private German pharmaceutical company. Initial consideration for this purchase was in the form of 3,067,286 SkyePharma PLC ordinary shares, with a market value at the date of acquisition of $2.5 million, and $2.5 million in cash. On July 21, 2000 the Company issued 1,461,455 shares with a market value of $2.0 million to Medac being deferred consideration due upon the satisfactory transfer of the nano-particulate technology and know-how to SkyePharma. The agreement provided for additional consideration of a further $3.0 million in cash subject to compliance by the vendor with certain terms specified in the agreement. This payment was made on April 17, 2001.

    In October 1999, SkyePharma acquired the intellectual property of Hyal from the court appointed receiver and administrator of Hyal for a total consideration of (L)5.7 million plus acquisition expenses of (L)0.2 million. The consideration was satisfied by (L)1.3 million in cash, (L)0.7 million of secured loans and advances previously made by SkyePharma in the period from May to September 1999, and (L)3.9 million of unsecured debentures assumed by SkyePharma in August 1999. In addition, and because Hyal was in receivership at this time, SkyePharma indemnified the receiver to the extent that (L)4.6 million exceeded the amount that SkyePharma would ultimately be entitled to receive as a creditor of Hyal. This indemnity was secured by an irrevocable letter of credit open for up to one year in the amount of Cdn $1.0 million. During 2000 the letter of credit was called to recover the shortfall in the receivership process. In return, SkyePharma, as one of the creditors of Hyal, was awarded 7 shares for every dollar shortfall in the process. As a result, in April 2001 SkyePharma received 8.0 million shares, representing approximately 19.5% of Hyal. Since the shares are not currently traded on a public market there is currently no value attributable to these shares and they will be recorded at zero cost.

    In January 2001, SkyePharma announced that it had licensed rights to three further topical drug delivery technologies, Crystalip, DermaStick and the ES-Gel system, from Bioglan Pharma PLC. Under the terms of the agreement SkyePharma paid $9 million in cash and will obtain certain exclusive development and commercial rights in relation to new products from the Crystalip and DermaStick technologies and also the right to develop with Bioglan two new products using the

ES-Gel system.

Discontinued Operations

    Prior to 1998, the Company's strategy for the sale and distribution of its generic pharmaceutical product candidates had been to develop its own marketing capability through its Brightstone subsidiary in the U.S. However, in late 1998, the Company concluded that it was unlikely to maximize the value of its generic pharmaceutical product candidates using its own marketing resources and decided to seek one or more strategic collaborative partners who already have significant and complementary U.S. generic drug marketing capability to sell and distribute the Company's generic product candidates in the U.S. The Company therefore decided to discontinue its own generic drug sales and marketing operations in the U.S. The Company incurred a one-time charge in connection with this restructuring of approximately (L)1.3 million in 1998.

Business Overview

    The Company develops methods for delivering drugs in the human body based on five technology platforms in the following areas: oral, injectable, inhalation, topical and nano-particulate. The Company's operations relate wholly to one class of business, pharmaceuticals and a segmental analysis of revenues is provided under "Item 5: Operating and Financial Review and Prospects - Operating Results".

Oral

    A significant part of the Company's business is developing applications of its Geomatrix(TM) technologies. Geomatrix is a range of technologies by which drugs taken orally in tablet form are formulated so as to control the amount, timing and location of the release of the drug in the body. The Company focuses its research and development efforts on the reformulation of existing drugs using its technologies rather than the discovery of new chemical compounds.

    There are five drugs currently being marketed that use the Company's Geomatrix technologies: one in several European countries (Xatral 10mg OD(R)), one in the United States (Dilacor XR(R)), two in Germany (Cordicant-Uno(R) and Diclofenac-ratiopharm-uno(R)) and one in Switzerland (Madopar DR(R)). In February 1999, SmithKline Beecham (now part of GlaxoSmithKline) received F.D.A. approval for the 12.5 and 25 mg. dosage forms of a new version of its Paxil (Paxil CR(R)) anti-depressant drug using the Company's Geomatrix technology. Paxil (also known as Seroxat) is the seventh largest selling drug in the world based on 2000 sales data with sales of (L)1.6 billion. In early 2001 GlaxoSmithKline, the Company's collaborative partner in the development of Paxil CR, announced that it had received an approvable letter from the FDA for a second CR indication, panic disorder and gave notification that it was working on a third indication, pre-menstrual dysphoric disorder, a severe form of pre-menstrual syndrome. GlaxoSmithKline has not yet indicated when the product will be launched. In January 2000, Sanofi-Synthelabo announced that it had received the first batch of marketing approvals for its new once-daily formulation of alfuzosin, Xatral 10mg OD, based on the Company's Geomatrix technology and the product is now launched in France, the U.K., the Netherlands, Denmark, Sweden and Switzerland.

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

    SkyePharma Inc. develops potential drug products designed to release over a period of time a drug which has already been shown to be useful or potentially useful in humans. These potential drug products are based on the DepoFoam technology and are generally designed to be administered to humans through injection. SkyePharma Inc. does not conduct research and development to discover new drugs. DepoFoam consists of microscopic, spherical particles composed of hundreds to thousands of chambers each separated from adjacent chambers by lipid membranes. SkyePharma Inc. has developed DepoFoam formulations which release drugs over an extended period of time, such as several weeks, or over a shorter period, such as a few days. SkyePharma Inc. has combined many drugs with DepoFoam and performed studies on these combinations showing that they often achieve controlled release of the drugs. These features allow the Company to develop new formulations of drug products aimed at treating different diseases and symptoms. The Company is currently developing products in cancer, pain management and other medical fields both alone and funded by corporate partners.

    SkyePharma Inc.'s first approved drug product is DepoCyt. DepoCyt combines SkyePharma Inc.'s DepoFoam with cytarabine, a drug used for the treatment of cancers which have spread to the fluid surrounding the brain and spinal cord DepoCyt has been developed in collaboration with Chiron Corporation in the U.S. and until June 2000 with Pharmacia & Upjohn S.p.A., an affiliate of Pharmacia Corporation. Since April 1994, SkyePharma Inc. has been conducting clinical trials of DepoCyt for the treatment of these cancers.

    In April 1997, SkyePharma Inc. completed the filing of a new drug application ("NDA") for the treatment of cancers which have spread to the fluid surrounding the brain and spinal cord from solid tumors with the FDA. In December 1997, an advisory committee to the FDA declined to recommend approval of DepoCyt for treatment of these cancers. In April 1998, SkyePharma Inc. filed an amendment to its new drug application which provided information on twice the number of patients included in the original filing. In May 1998, the FDA informed SkyePharma Inc. that the amended new drug application did not contain adequate information to support approval for DepoCyt for the treatment of these cancers. In August 1998, the FDA sent a letter to SkyePharma Inc. inviting it to submit a new drug application for DepoCyt for the treatment of cancers which have spread to the fluid surrounding the brain and spinal cord from the lymphatic system. This new drug application was filed in October 1998. In April 1999, the FDA approved DepoCyt for treatment of those cancers and the product was launched in the U.S. in May 1999. In October 1999, SkyePharma Inc. discovered that two lots of DepoCyt did not meet specifications and recalled these lots. Investigations identified that changes in a supplier's manufacturing process for a raw material resulted in product which did not meet all specifications throughout the shelf-life. SkyePharma Inc. and Chiron Corporation voluntarily withdrew DepoCyt from the market. There were no adverse events attributed to the recalled batches and the product was made available to patients on a compassionate basis. In March 2001, the FDA gave clearance to return DepoCyt to the market.

    In November 1999, SkyePharma Inc. received marketing approval for DepoCyt from the Canadian regulatory authorities.

    Pharmacia Corporation filed for marketing approval of DepoCyt to be used in the treatment of cancers which have spread to the brain and spinal cord from both the lymphatic system and solid tumors in Europe but subsequently withdrew the application until additional data could be provided. In October 1999, Pharmacia Corporation refiled for marketing approval in Europe and its filing was accepted by the regulatory authority. In June 2000, Pharmacia Corporation notified the Company that it was terminating the marketing and distribution agreement with the Company for DepoCyt. Pharmacia Corporation assigned the European marketing application to the Company and the Company continued to pursue European marketing approval. In April 2001, the Company received notification that the European Committee on Proprietary Medicinal Products ("CPMP") had recommended the granting of marketing authorization for DepoCyt. The CPMP's recommendation will be forwarded to the European Commission and when ratified the Company will receive a single license for marketing throughout the European Union. The Company is currently in negotiations with several potential European marketing partners specialized in oncology.

    SkyePharma Inc.'s second potential drug product in this area is DepoMorphine(TM), a sustained-release encapsulated morphine sulphate, for acute pain management following surgery. In February 2000, the Company announced that in Phase II clinical trials, DepoMorphine, when given to patients as a single pre-operative epidural injection using hip replacement surgery as the pain model showed a significant decrease in the requirement for additional pain medication. In January 2001, the Company announced that it had started its Phase III clinical trials for DepoMorphine. The Phase III clinical trials will involve approximately 750 patients in the U.S. and Europe, in a variety of surgical procedures. In January 2001, the Company also announced it has entered into an Agreement with the Paul Capital Royalty Acquisition Fund, L.P. to develop DepoMorphine. Details of the agreement with Paul Capital Royalty Acquisition Fund are explained in "- Collaborative Arrangements".

    In addition to DepoCyt and DepoMorphine, SkyePharma Inc. is currently working on the following potential drug products based on DepoFoam formulations:

      o DepoBupivacaine(TM), a DepoFoam formulation of the local anaesthetic bupivacaine, for the treatment of regional pain; and

      o DepoAmikacin(TM) sustained-release encapsulated amikacin, an antibiotic for the treatment and prevention of bacterial infections.

    SkyePharma Inc. is also evaluating, in conjunction with Amgen Corporation, Kirin Brewery Company Ltd and other undisclosed corporate partners the DepoFoam encapsulation of several more drug products, including certain macromolecules.

Inhalation

    The Company also is developing advanced technologies to deliver medicines via a patient's lungs without relying on CFC-based propellants, which are considered environmentally harmful. The Company is working with two types of such inhalation systems. The first is a metered dose inhaler that relies on non-CFC propellants to deliver the required therapy. The other is a dry powder inhaler (under the brand name "SkyeHaler") that requires no propellant but instead is breath-activated to deliver drugs in a fine powder suspension. In its metered dose inhaler development work, the Company focuses on the formulation of drugs for use in metered dose inhalers manufactured by others. In its dry powder inhaler development work, the Company focuses both on the development of the device and dry powder formulation.

    In October 1998, the Company and Sepracor Inc. agreed to jointly develop a range of metered dose inhaler formulations containing Sepracor's chiral forms of asthma drugs. In November 1998, the Company and Novartis agreed to jointly develop a new formulation of Novartis' Foradil(R) asthma drug using the Company's SkyeHaler. In October 1999, the Company and Novartis announced that this new formulation of Foradil had entered clinical trials. The project moved into Phase III clinical trials in the second half of 2000.

    On March 27, 2000, the Company announced that it had entered into a collaboration with PA Recruitment Services Holding S.A. (part of the PA Consulting Group) for the development of a range of non-CFC propelled metered dose asthma products in conjunction with a breath actuated inhaler currently under development by the PA Consulting Group.

Topical

    In October 1999, the Company acquired the tangible assets and intellectual property of Hyal Pharmaceutical Corporation in Canada ("Hyal") from the court appointed receiver and administrator of Hyal, for a purchase price of Cdn$14.0 million. Consideration was satisfied by the set-off of Cdn$11.6 million of SkyePharma secured and unsecured debt owed by Hyal including the interest due and Cdn$2.4 million in cash. In addition, and because Hyal was in receivership at this time, SkyePharma indemnified the receiver to the extent that Cdn$11.6 million exceeded the amount that SkyePharma may ultimately be entitled to receive as a creditor of Hyal. This indemnity was secured by an irrevocable letter of credit open for up to one year in the amount of Cdn$1.0 million. During 2000, the letter of credit was called to recover the shortfall in the receivership process. As a result SkyePharma received 8.0 million shares representing approximately 19.5% of Hyal in April 2001. Since the shares are not currently traded on a public market there is currently no value attributable to these shares and thus they will be recorded at zero cost. Hyal was a drug delivery company that developed products based on its Hyaluronan Induced Targeting ("HIT") and Hyaluronan Improved Liposome Technology ("HILT"). HIT and HILT are topical drug delivery technologies, based on hyaluronan ("HA"), a natural polymer, which are primarily designed to maintain efficacy and localize delivery of drugs to the skin for the treatment of a variety of skin disorders.

    Solaraze, the principal product acquired from Hyal, is a topical gel used to treat actinic keratosis, a pre-cancerous skin condition caused by constant over exposure to the sun. The Company received FDA approval for this product in October 2000, which had previously been approved for marketing in Canada, France, Germany, Italy, Sweden and the U.K. On March 13, 2000, the Company entered into an agreement with Bioglan Pharma PLC ("Bioglan") for the manufacture, marketing and distribution of Solaraze in Europe. Under the terms of the agreement, Bioglan paid the Company an up-front licensing fee and will pay the Company royalties on sales of Solaraze by Bioglan or by sub-licensees of Bioglan. In December 2000, the Company entered into a further agreement with Bioglan for the license of marketing rights to the U.S., Canada and Mexico for Solaraze. As a result of the agreement with Bioglan for the U.S., Canada, and Mexico, Bioglan paid a $14 million fee and will pay further significant milestone payments upon commercialization of Solaraze. Additional milestones may also be paid if Solaraze reaches certain sales targets in each of the first 5 years together with a royalty on net sales. The Company expects Bioglan to launch Solaraze in the U.S. and Europe during 2001.

    In January 2001, SkyePharma PLC entered into an agreement with Meditech Research Limited which includes the terms of a license to commercialize Solaraze in Australia, New Zealand, Malaysia and Singapore. SkyePharma will receive a 15% share of all amounts Meditech receives from either commercializing or licensing Solaraze and associated products in the above territories. SkyePharma has agreed to work with Meditech to expedite approval. Independently, Meditech obtained a non-exclusive license over the HIT Technology to exclusively exploit its anti-cancer HyACT(TM) project worldwide. Meditech will pay SkyePharma 10% of all net revenues it receives from the HyACT project. However, the first A$5 million Meditech receives by way of reimbursement of development expenses will not be subject to the 10% royalty.

    In addition to Solaraze, Hyal had been working on the following potential drug products based on its HIT and HILT technologies:

      o Hyclinda, a topical gel to treat acne, which has been developed in conjunction with Shire Pharmaceuticals and for which pivotal Phase III trials have been completed;

      o Oralease, a topical diclofenac gel to treat oral pain (primarily as a result of mouth ulcers and molar extraction), for which Phase II clinical trials have been performed;

      o     Cardi-Clear, an intravenous HA formulation to prevent restenosis;

      o     Cyclops, a cyclosporin gel to treat psoriasis; and

      o     Hyanalgese-D, a topical analgesic for osteoarthritis.

    The Company is currently in discussions with Shire to restructure the agreement in respect of Hyclinda and to outlicence Oralease, Cardi-Clear, Cyclops and Hyanalgese-D.

    In January 2001, SkyePharma announced that it had licensed rights to three further topical drug delivery technologies, Crystalip, DermaStick and the ES-Gel system, from Bioglan Pharma PLC. Under the terms of the agreement SkyePharma paid $9 million in cash and will obtain certain exclusive development and commercial rights in relation to new products from the Crystalip and DermaStick technologies and also the right to develop with Bioglan two new products using the ES-Gel system. SkyePharma will be entitled to retain the first $9 million of all new income generated by SkyePharma from the three technologies. After receipt of the first $9 million, all other revenues received will be split equally between SkyePharma and Bioglan. Bioglan will retain rights to use the patents and know-how related to the technologies for existing marketed products utilizing the technologies, products in development and projects for companies with whom Bioglan already has such agreements.

    The three topical technologies licensed from Bioglan are:

      o Crystalip - enhances stability of drugs by embedding them in lipid crystals. Suitable for hydrophilic or hydrophobic drugs, the drug is released as the lipid melts at skin temperature.

      o DermaStick - presents the active ingredient in a wax stick, which facilitates controlled application to affected skin.

      o ES-Gel - a semi-solid formulation producing enhanced solubility of drugs and providing substantially increased bioavailability by the transdermal route.

Nano-particulate technology

    On July 30, 1999, SkyePharma acquired intellectual property, license agreements, know-how and trademarks related to nano-particulate drug delivery technology for the delivery of poorly soluble drugs from Medac GmbH ("Medac") a private German pharmaceutical company.

    As consideration for the acquisition, SkyePharma made an initial cash payment of $2.5 million and issued 3,067,286 ordinary shares with a value of $2.5 million to Medac on the date of signing the agreement. The agreement provided for additional consideration in the form of cash and SkyePharma PLC ordinary shares for a total value of $5.0 million. On July 21, 2000, SkyePharma issued a further 1,461,455 ordinary shares with a market value of $2.0 million as the first part of the additional consideration. The final payment of $3.0 million in cash was paid on April 17, 2001. In addition, future royalties will be paid to Medac on net sales of marketed products using the nano-particulate technology.

    The nano-particulate technology acquired from Medac consists of three separate techniques:

      -     nano-suspensions, a dispersion of pure drug without any matrix;

      - solid lipid nano-particles, solid solutions of drugs in a lipid matrix; and

      - solid polymer nano-particles, solid solutions of drugs in a solid polymer matrix.

    Rights to two of these techniques were acquired in the form of intellectual property, know-how and trademarks and rights to the other technique were acquired in the form of an exclusive license.

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

Generics

    The Company historically applied the Geomatrix technologies to off-patent (generic) drugs. In many of these cases, the Company developed controlled-release versions of brand-name pharmaceuticals whose patent protection or marketing exclusivity had expired or was about to expire. Prior to 1998 the Company filed Abbreviated New Drug Applications ("ANDAs") for six generic products, one for a Geomatrix formulation of Imdur(R) (ISMN), three for a group of injectable drugs developed for the Company by Synthon, one for a Geomatrix formulation of Naprelan (Naproxen) and one for a generic version of Cylert (Pemoline) developed together with Oread.

    Prior to 1998, the Company's strategy for the sale and distribution of its generic pharmaceutical product candidates had been to develop its own marketing capability through its Brightstone subsidiary in the U.S. However, in late 1998, the Company concluded that it was unlikely to maximize the value of its generic pharmaceutical product candidates using its own marketing resources and decided to seek one or more strategic collaborative partners who already had significant and complementary U.S. generic drug marketing capability to sell and distribute the Company's generic product candidates in the U.S. The Company therefore decided to discontinue its own generic drug sales and marketing operations in the U.S. The Company incurred a one-time charge in connection with this restructuring of approximately (L)1.3 million in 1998.

    The Company has signed one licensing agreement in respect of its generic pharmaceutical product candidates and in November 1999, the Company announced that the FDA had approved the Company's application to manufacture and market its generic once-daily sustained release formulation of ISMN. The Company has been in discussions with a number of potential marketing partners for this product but has experienced difficulty in finalizing a marketing agreement with a partner due to the number of generic formulations of Imdur already available on the market. In addition, the Company does not believe that the remaining four generic pharmaceutical product candidates will have commercial value due to the number of generic formulations already available on the market and has consequently withdrawn these four ANDAs.

Strategy

    The Company's strategy is to become one of the leading providers of integrated drug delivery services to the pharmaceutical industry. The focus of the Company is to provide a full complement of drug delivery products and services to pharmaceutical companies ranging from formulation and development through to commercial manufacturing. The Company's strategy for achieving this objective consists of the following elements:

o Selectively Fund a Number of Key Projects to a Later Stage of Development. The Company's strategy has historically been to focus on customer-funded development projects with typical licensing arrangements under which the Company received license fees and royalty payments for product sales. Such agreements typically provided for royalty rates under 5%. However, in recent years the Company has been able to increase its share of potential revenue stream by retaining manufacturing rights and by undertaking additional value added services, such as assuming responsibility for development activities. With the acquisition of SkyePharma Inc. in March 1999 and the acquisition of the tangible assets and intellectual property rights of Hyal, the Company has taken advantage of the opportunity to be able to increase significantly its share of potential income on certain development projects. Additionally, with the recent announcement of the commencement of Phase III DepoMorphine clinical trials , the Company believes that significantly higher value can be realized by taking this product and certain other key projects to a late stage of development, prior to licensing the products to marketing partners.

o Further Development of the Company's Core Technologies. The Company currently has a portfolio of eight Geomatrix systems, of which three have already been commercialized. The Company is focusing on developing and commercializing the remaining five systems either in conjunction with its collaborative partners or through its own internal development activities. Similarly, the Company seeks to exploit its existing inhalation, DepoFoam injectable and other drug delivery technologies by entering into development contracts with established pharmaceutical companies. The Company believes that the expansion and integration of its existing capabilities will enable it to apply the technologies to a broader range of pharmaceutical products. In entering into collaborative arrangements, the Company's goal is to cover all or a large part of its research and development costs and receive milestone payments upon the achievement of specified objectives.

o Realize research and development synergies between the Company's technologies. The Company believes that additional shareholder value can be created by the realization of research and development synergies between the Company's technologies. For example, the DepoFoam technology's ability to encapsulate a wide spectrum of water-soluble drugs, involving small molecules, proteins and peptides, could expand the scope of the Company's oral and inhalation technologies, particularly in the field of proteins and peptides.

o Expand Scope of Technology Base. The Company's pharmaceutical customers are increasingly requesting a broader range of delivery solution. The Company is currently well placed with its oral Geomatrix and injectable technologies and the acquisition of nano-particulate and topical technologies has extended the Company's technology base to include the enhanced delivery of poorly soluble drugs and topical applications. The Company is also developing advanced inhalation drug development systems designed to deliver medication via a patient's lungs. In addition to these developments, the Company plans to develop and commercialize further drug delivery technologies. The Company intends to seek to acquire additional add-on technologies which are complementary to its existing technologies. Management intends to focus on technologies it believes are capable of commercial realization in the near term and will also seek to acquire or license new drug delivery platforms and enabling technologies.

      Expanding the scope of the technology base will enable the Company to:

      - market a broader range of drug delivery solutions to its existing oral, inhalation and injectable customer base and to new customers.

      - decrease the risk normally associated with a small number of technologies or products.

      - be a more competitive Company in the drug delivery industry and better able to negotiate corporate partnerships on attractive terms.

o Develop Existing and New Collaborative Agreements. In order to increase market exposure of its products and to capitalize on its collaborative partners' market position and distribution capabilities, the Company intends to continue to develop its projects with its existing collaborative partners and to seek new partners, who will fund further development projects incorporating the Company's technology. The Company's existing collaborative arrangements typically provide for a customer-funded development project and contemplate a licensing arrangement (which may be entered into at the same time as the development project or at a later date) under which, if a project is commercialized by the collaborative partner, the Company would receive license fees and royalty payments from product sales. The Company believes that such arrangements may also serve to validate the Company's technologies in the pharmaceutical markets and thereby assist the Company in attracting additional licensing arrangements on favorable terms.

o Seek to Retain Manufacturing Rights on Future Collaborations. The Company believes that retaining manufacturing rights to its products should enable it to capture greater revenue and generate production economies of scale that may not be available to pharmaceutical companies seeking to apply the Company's technologies to only one or a few products. In order to manufacture products using the Company's technologies, the Company employs personnel who specialize in manufacturing, to commercial quantities, products utilizing the Company's technologies. With the acquisition of SkyePharma Inc., the Company acquired a 2,020 square meter (21,746 square feet) purpose built facility which is approved by the FDA for the commercial manufacture of DepoCyt. In addition to this facility, SkyePharma Inc. occupies a 7,600 square meter (82,000 square feet) facility which houses its administrative, research and development and future injectable manufacturing activities. Both facilities are also approved by the U.S. Drug Enforcement Administration (the "DEA") for the manufacture of drug products containing opiates. The two facilities combined will provide sufficient capacity for the forecast demand for the Company's injectable products in the short to medium term. The Company's oral and inhalation manufacturing and production facility in Lyon has completed validation trials. The FDA has inspected the Lyon facility in respect of two products and notified the Company that it plans to approve the Lyon facility for commercial manufacturing (this does not imply the FDA will approve these products). Final FDA approval of the Lyon facility will be given on approval by the FDA of a product for manufacturing.


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

    In addition to ease of manufacturing, the Company believes that the key features of the Geomatrix technologies are as follows:

      o Custom Design: Drugs can be formulated to deliver the release profile required by the client pharmaceutical company and drugs can be combined with other active substances to improve their effectiveness.

      o Versatility: Geomatrix can be applied to a wide range of small molecule drugs, including some with poor water solubility, and can target the site of release.

      o Controlled Rate of Diffusion: Geomatrix controls the rate of drug diffusion throughout the release process, ensuring 100% release of the active drug.

      o Reproducibility: Use of conventional high speed tableting processes allows a high degree of product consistency and uniformity.

      o Complete Disintegration: Geomatrix tablets disintegrate completely in the patient's digestive system and leave no solid residue.

Release Profiles


    The flexibility of the Geomatrix technologies has enabled the Company to create a number of release profiles suitable for a broad variety of pharmaceuticals.

    The following sets forth a brief description of the Geomatrix systems.

o   Zero Order Release      The Zero Order Release system provides a constant
                            rate of drug release over a defined period of time.
                            It is used primarily for drugs with short half-lives so that constant blood levels of the active drug compounds can be maintained with fewer doses.
                            The Company has three approved Zero Order Release formulations currently on the market: Dilacor XR in the United States, Cordicant-Uno in Germany and
                            Xatral OD in several European countries.

o   Binary Release          The Binary Release system is used to provide the
                            controlled-release of two different drugs in a single formulation. The drugs may be released at different rates and times, if desired. This system is designed for drugs that work best in combination. The Company has one Binary Release formulation that was approved and launched in the third quarter of 1997: Madopar- DR in Switzerland.

o   Quick Slow Release      The Quick Slow Release system provides a quick
                            burst of drug release followed by a constant rate of release over a defined period of time. It is used primarily in drugs, such as arthritis medications, in which it is desirable to have an initial burst of release to achieve maximum relief in a short amount of time followed by a constant rate of release for sustained therapy. The Company has one approved Quick Slow Release formulation currently on the market: Diclofenac-ratiopharm-uno in Germany.

o   Slow Quick Release      The Slow Quick Release system provides an initial
                            constant rate of release followed by a quick burst of drug release at a predetermined time. This release profile is designed for medications to treat diseases, such as angina, that would benefit from increased therapy when the patient is sleeping because of the high incidence of nocturnal attacks.

o   Positioned Release      The Positioned Release system is designed to
                            deliver the tablet to a predetermined position in the digestive system before it begins to release the active drug compounds. This system is best suited to drugs for which it is desirable to begin release at a certain point in the gastrointestinal tract, for example in the case of drug compounds that are best absorbed by the human body at particular points in the upper gastrointestinal tract.

o   Accelerated Release     The Accelerated Release system provides a
                            constantly accelerating rate of drug release. This system is well suited for drugs such as H2-receptor antagonists that are preferentially absorbed in the upper part of the gastrointestinal tract.

o   Delayed Release         The Delayed Release system provides a predetermined
                            time lag before it begins releasing drug molecules.
                            This system is designed for drugs such as certain cardiovascular medications for which the desired dosing time may be several hours after the patient takes the drug.

o   Multiple Pulse          The Multiple Pulse system provides an initial quick
                            burst of drug release followed by a predetermined period of no release followed by a second burst of drug release. This system is designed for drugs that may have certain side effects, such as appetite suppression, that are desired to be minimized at predetermined times in the day, such as mealtimes. To date, the Multiple Pulse system has only been subject to limited in vivo (human) clinical testing.

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

    The Company believes that key features of DepoFoam, including lower initial drug levels and delivery of appropriate drug levels over an extended period of time, make it superior not only to traditional methods of delivering drugs, but also to other sustained-release delivery formulations. The Company believes DepoFoam may:

      o Enhance safety and efficacy. DepoFoam drug delivery may improve the ratio of therapeutic effect to side effects by decreasing the initial concentrations of drug associated with side effects, while maintaining levels of drug at therapeutic, sub-toxic concentrations for an extended period of time.

      o Improve convenience and lower overall treatment costs. DepoFoam formulations of drugs may offer cost savings by reducing the need for continuous infusion, the frequency of administration and the number of visits a patient must make to the doctor.

      o Expand types of drugs which can be delivered over an extended period of time. DepoFoam may be able to deliver proteins, peptides and nucleic acids more effectively.

      o Expand indications of currently marketed drugs. The appropriate release of drugs from a DepoFoam formulation may allow such drugs to be marketed for indications where they are currently not thought to be useful because of the limitations of current delivery methods.

      o Improve products through reformulation. DepoFoam may offer the potential to produce new formulations of generic products that may be differentiated from the nonsustained-release versions by virtue of reduced dosing requirements, improved effectiveness, additional applications or decreased side effects.

Inhalation Technologies

    The Company is developing advanced inhalation drug delivery technologies that are designed to deliver medicines via a patient's lungs without relying on CFC-based propellants. CFC-based propellants have recently come under pressure from the global environmental lobby. The 1997 Montreal protocol signed by more than 140 countries aims to eliminate the manufacture, use and sale of CFC propellants by 2005. This pressure for the phasing out of CFCs has led to an increased focus on the development of both non-CFC metered dose inhalers ("MDIs") and dry powder inhalers ("DPIs"). The Company is currently working with two types of inhalation drug delivery systems: non-CFC MDIs and DPIs. In its MDI development work, the Company focuses on the formulation of drugs for use in MDIs manufactured by third parties. In its DPI development work, the Company focuses both on the development of the device and on formulating of drugs for use with the device.

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

o   MDI Technologies        Metered dose inhalers, the most widely used systems
                            for inhalation drug delivery, have been in existence for more than 40 years and are primarily used to deliver asthma medications and other small molecule drugs to the lung, although significant advances have been made in recent years in the delivery of large molecule drugs, such as peptides and proteins, via the lung. The drugs are typically packaged in a portable canister as a suspension or solution in a volatile propellant. The primary technical challenge in developing a non-CFC MDI results from the fact that the two most widely used non-CFC propellants, HFA 134a and HFA 227, behave differently from CFC gases because of their physio-chemical characteristics. This has resulted in a need for a complete reformulation of the MDI device rather than a simple substitution. Among other things, this means that the mechanical components of the MDI device, especially the valves and gaskets, must be completely reformulated to work properly with non-CFC gases. The Company's work in this area has resulted in a high level of expertise in the evaluation of valves and gaskets utilized in the MDI device. The Company is currently developing aerosol formulations of a range of generic or off-patent drugs for the treatment of asthma. In its formulation work, the Company is working with both the HFA 134a and HFA 227 propellants.

o   Dry Powder              Dry powder inhalation technology has emerged as an
    Technologies            effective means of delivering asthma medications to
                            the pulmonary system without the use of CFC propellants. DPIs rely on the patient's own lung power to deliver a fine dry powder suspension to the lung. DPI drug compounds are formulated in solid form and packaged in portable containers.
                            Most DPIs currently on the market provide medicine in a pre-metered single dose form, such as a gelatine capsule or blister pack. Under the brand name "SkyeHaler" the Company is developing a DPI with a drug reservoir with the capacity to deliver up to 300 doses.

                            The primary technical challenge in developing a DPI device is to design a product that offers accurate and uniform dosing at variable flow rates of inhalation. Although additional testing remains to be performed, the Company believes that it has solved this problem by designing and incorporating valves in its DPI that make it flow-rate independent at inhalation rates of between 25 and 60 litres per minute. The Company's DPI is fully breath-actuated and offers an easy-to-use mechanism that is capable of delivering uniform doses. In addition, the device benefits from a counter that keeps track of how many doses remain in the device.

                            Each drug designed for use with a DPI poses different formulation challenges due to varying physical and chemical characteristics and dosing requirements. These challenges require significant optimization work for each drug. The Company has assembled a team with substantial experience in formulation, dry powder science and aerosol science and is applying this expertise to develop proprietary techniques and methods that it believes will produce stable, fillable and dispersible dry powder drug formulations. Through its development work, the Company is developing an extensive body of knowledge of dry powder formulations, including knowledge relating to powder flow characteristics and solubility within the lung, as well as physical and chemical properties of various excipients.

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

Topical Technologies

    HIT and HILT

    HIT and HILT are topical drug delivery technologies, based on hyaluronan ("HA"), a natural polymer, which are designed to maintain efficacy and localize the delivery of drugs to the skin for the treatment of a variety of skin disorders.

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

    Crystalip, DermaStick and ES-Gel

    In January 2001, SkyePharma announced that it had licensed rights to three topical drug delivery technologies, Crystalip, DermaStick and the ES-Gel system, from Bioglan Pharma PLC.

    This gave SkyePharma access to three additional topical technologies:

      o Crystalip - enhances stability of drugs by embedding them in lipid crystals. Suitable for hydrophilic or hydrophobic drugs, the drug is released as the lipid melts at skin temperature.

      o DermaStick - presents the active ingredient in a wax stick, which facilitates controlled application to affected skin.

      o ES-Gel - a semi-solid formulation producing enhanced solubility of drugs and providing substantially increased bioavailability by the transdermal route.

    Advantages of Crystalip DermaStick and ES-Gel

      o Crystalip. The major advantage of Crystalip comes from its versatility, as it can be formulated as a spray, lotion, cream or paste. Additionally it can stabilize lipophilic and hydrophilic actives, provide photostabilization, and due to its anti-microbial effect can be free from preservatives leading to a low risk of toxic or allergic reactions. There are no direct competitors to Crystalip in providing both stabilization of lipophilic and hydrophilic drugs combined with an anti-microbial effect.

      o DermaStick. A major advantage of DermaStick over existing stick technologies is that it avoids the problem of poor homogeneity of stick formulations. This poor homogeneity is experienced because the active is suspended in the vehicle, and during the solidification process the suspended active is allowed to sediment. The DermaStick avoids this issue by holding the active in solution and thereby allowing manufacture of homogeneous sticks.

      o ES-Gel. The system will primarily compete with transdermal patch technologies. Other than the avoidance of the need for a patch, the major advantage is ES-Gel's ability to deliver low water soluble compounds through the skin and to do this without the use of penetration enhancers. The resultant products may also be significantly lower cost compared to patches and most other transdermal delivery systems.

Nano-particulate Technology

    The nano-particulate technology acquired from Medac GmbH ("Medac") a private German pharmaceutical company was originally developed by a team of researchers at the Free University of Berlin in the early 1990's and was subsequently licensed to Medac which pursued the development of the technology.

    Nano-particulate technology aims to improve a drug's solubility by reducing the size of the particles. It has been demonstrated in laboratory testing that the saturation solubility of many drugs can be improved by reducing particle size below one micron in diameter.

    The nano-particulate technology acquired from Medac consists of three separate techniques:

      o     nano-suspensions, a dispersion of pure drug without any matrix;

      o solid lipid nano-particles, solid solutions of drugs in a lipid matrix; and

      o solid polymer nano-particles, solid solutions of drugs in a solid polymer matrix.

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

    Advantages of nano-particulate technology

    The Company believes that the nano-particulate technologies acquired from Medac offer a number of potential advantages over other nano-particulate technologies being developed by pharmaceutical and biotechnology companies. These include the following:

      o A variety of solutions. The nano-particulate technology encompasses three different approaches: nano-suspensions, solid lipid nano-particles and solid polymer nano-particles, which offer a number of different methods to address solubility problems.

      o Simplicity of manufacturing process. All three types of particles are produced on the same relatively simple equipment, which may reduce the investment cost and complexity of the manufacturing operation.

      o Rapid manufacturing process. The homogenization part of the manufacturing process typically takes 1 to 2 hours which is significantly shorter than other processes used by competitors.

      o Narrow particle size range. The particles produced are within a narrow size range.

Proprietary Products

Approved Geomatrix Products

    To date, six Geomatrix formulations of pharmaceutical products have received regulatory approval. Of these products, one is currently being marketed in the United States, one is currently being marketed in six European countries, two are currently being marketed in Germany, one is currently being marketed in Switzerland, and one has yet to be launched.

    The following table sets forth certain information regarding the approved Geomatrix products.

                                                                        Regulatory
                                                                       Approvals and
                                                                       Year of First                              Collaborative
Product                                       Indication                 Approval         Geomatrix System           Partner
 ---------------------------------   ----------------------------    -----------------    -----------------    --------------------
Xatral OD                            Genito-Urinary                    Europe (2000)      Zero Order          Sanofi-Synthelabo

Paxil CR                             Depression                         U.S. (1999)       Positioned          GlaxoSmithKline
                                                                                          Release/Zero
                                                                                          Order

Dilacor XR                           Hypertension and Chronic           U.S. (1992)       Zero Order          Watson
                                     Stable Angina

Cordicant-Uno                        Hypertension                     Germany (1994)      Zero Order          Mundipharma

Diclofenac-ratiopharm-uno            Arthritis                        Germany (1995)      Quick Slow          Ratiopharm

Madopar DR                           Parkinson's Disease                Switzerland       Binary              Hoffmann-La Roche
                                                                          (1996)

    Xatral OD is a once per day Zero Order Geomatrix formulation of alfuzosin used for the treatment of the functional symptoms of benign prostatic hyperplasia (BPH), a common disorder in men over the age of 50, that was developed in conjunction with Sanofi-Synthelabo. Xatral is available in more than 80 countries world-wide as a two or three times a day formulation. In January 2000, Sanofi-Synthelabo received the first batch of European marketing approvals and the product is now launched in France, the U.K., the Netherlands, Denmark, Sweden and Switzerland with other launches pending in the rest of Europe. In December 2000, Sanofi-Synthelabo submitted an NDA with the FDA for Xatral OD. SkyePharma received royalty revenues of approximately
(L)0.2 million in 2000 that represented 1% of 2000 revenues for the Company.

    Paxil/Seroxat (paroxetine) is an FDA-approved drug that is currently marketed primarily in the United States and Europe. The currently marketed product is an immediate release formulation and is prescribed for central nervous system disorders. Paxil CR, the version filed with the FDA by SmithKline Beecham (now part of GlaxoSmithKline) in December 1997 and approved by the FDA in February 1999 for the 12.5 and 25 mg dosage forms is a modified release version using a combination of the Positioned Release and Zero Order Geomatrix systems. In early 2001 GlaxoSmithKline, the Company's collaborative partner in the development of Paxil CR, announced that it had received an approvable letter from the FDA for a second CR indication, panic disorder and gave notification that it was working on third CR indication, pre-menstrual dysphoric disorder, a severe form of pre-menstrual syndrome. GlaxoSmithKline has not yet indicated when the product will be launched.

    Dilacor XR is a once per day Zero Order Geomatrix formulation of diltiazem hydrochloride, a calcium channel blocking agent indicated for hypertension and for the management of chronic stable angina. Dilacor XR was developed in conjunction with Rhone Poulenc Rorer (now part of Aventis Pharma). In June 1997, Rhone Poulenc Rorer granted Watson Pharmaceuticals an exclusive worldwide license to market Dilacor XR. Dilacor XR had reported U.S. sales in 2000 of $31.4 million. The Company received royalty revenues of approximately
(L)0.5 million in 2000 that represented 2% of 2000 revenues for the Company. In addition to being approved in the United States, Dilacor XR is also approved for sale in Australia, New Zealand, Korea, the Philippines and Germany. Marketing exclusivity for this product in the United States expired in June 1995. Accordingly, increased competition from generic manufacturers of controlled-release formulations of Dilacor XR has been experienced.

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

    No royalty revenue has been earned in respect of Cordicant-Uno and (L)0.1 million royalty revenues were earned in respect of Diclofenac-ratiopharm-uno and Madopar in the accounting period to December 31, 2000.

Geomatrix Products in Development

    There are five products in clinical trials that utilize the Geomatrix technologies, including two products that are in pivotal (Phase III) clinical trials. In addition, the Company has a number of projects in earlier stages of development. The following table sets forth certain information regarding some of the products in the Company's development pipeline. For a description of the development process, see "- Research and Development - Development Process for Brand-Name Pharmaceuticals".

                         Modified           Therapeutic             Development             Geomatrix              Collaborative
   Drug Compound         Release             Category                 Status                  System                  Partner
 ------------------   -------------    ---------------------     ------------------    ---------------------    -------------------

Undisclosed #1             Yes         Undisclosed              Pivotal Trials        Zero Order               Undisclosed

Ropinirole                             Central Nervous
                           Yes         System                   Phase II              Undisclosed              GlaxoSmithKline

Undisclosed #2             Yes         Undisclosed              Phase I               Undisclosed              Pfizer

Undisclosed #3             Yes         Undisclosed              Scale-up              Delayed Release          Merck KgaA


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

    Ropinirole is an FDA-approved drug that is currently marketed as Requip(R), primarily in the U.S. and Europe by GlaxoSmithKline. As it is currently marketed, Requip is an immediate release formulation administered three times daily and is prescribed for Parkinson's disease, a chronic progressive disease in which the degeneration of nerve cells in the brain eventually impairs the ability to control body movements. The Company is currently developing a once-daily version using its Geomatrix technology. The Geomatrix formulation is expected to provide a simplified regime for patients on Requip therapy that will improve patient convenience. The once-daily version is in Phase II clinical trials.

    Undisclosed #2 is a new formulation of a drug being developed for Pfizer which is currently in Phase I clinical trials.

    Undisclosed #3 is a new formulation of a drug being developed for Merck KgaA utilizing the Geomatrix delayed release technology to deliver the dose at a precise time interval after administration. The new formulation being developed by the Company is in the scale-up/bio-batch stage of development.

    In addition to the above Geomatrix products in development the Company has developed a twice per day Quick Slow Geomatrix formulation of Zileuton for Abbott Laboratories. Zileuton is currently a four times per day treatment for mild to moderate asthma developed by Abbott Laboratories under the brand name Zyflo(R). Zyflo was approved by the FDA in December 1996 for sale in the United States. The Geomatrix formulation is designed to enhance patient compliance and convenience by reducing the dosing requirement from four times per day to twice per day. The Company believes that the Geomatrix formulation of Zyflo completed pivotal (Phase III) clinical trials over two years ago and that Abbott has since been looking for a marketing partner prior to filing an NDA for the Geomatrix formulation of Zyflo. Due to the extended period during which a suitable marketing partner has not been identified for the product, the Company believes that the Geomatrix formulation of Zileuton is unlikely to represent significant commercial value to the Company.

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

DepoFoam Injectable Products

    The table below summarizes DepoFoam products currently under development. The stages of the development process: pre-clinical, Phase I, Phase II and Phase III are explained under "Research and Development - Development Process for Brand-Name Pharmaceuticals".

   Product Candidate (Active Compound)                      Intended Use                                    Status
 -----------------------------------------    -----------------------------------------    -----------------------------------------
DepoCyt (cytarabine)                         Cancers which have spread to the fluid
                                             surrounding the brain and spinal cord
                                             arising from:
                                             Lymphomas                                    FDA Approved April 1999
                                             Solid tumors                                 Approved November 1999 Canada
                                                                                          EMEA Approvable April 2001
DepoMorphine (morphine)                      Acute post-surgical pain                     Phase III
DepoBupivacaine (bupivacaine)                Regional pain                                Pre-clinical
DepoAmikacin (amikacin)                      Bacterial infections                         Phase I completed


    The Company is also evaluating, in conjunction with Amgen Corporation and the Kirin Brewery Company Ltd and other undisclosed corporate partners, DepoFoam formulations of several additional compounds, including certain macromolecules. These projects are all at the pre-clinical stage of development.

DepoCyt

    SkyePharma Inc.'s first approved drug product is DepoCyt. DepoCyt combines the Company's DepoFoam with cytarabine, a drug used to treat certain cancers. DepoCyt is being developed in collaboration with Chiron in the United States, and until June 2000 with Pharmacia Corporation outside the United States.

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

    In October 1999, SkyePharma Inc., discovered that two lots of DepoCyt did not meet specifications and recalled these lots. Investigations identified that changes in a supplier's manufacturing process for a raw material resulted in product which did not meet all specifications throughout the shelf-life. SkyePharma Inc. and Chiron Corporation voluntarily withdrew DepoCyt from the market. There were no adverse events attributed to the recalled batches and the product was made available to patients on a compassionate basis. In March 2001, the FDA gave clearance to return DepoCyt to the market. In April 2001, the Company received notification that the European Committee on Proprietary Medicinal Products ("CPMP") had recommended the granting of marketing authorization for DepoCyt. The CPMP's recommendation will be forwarded to the European Commission and when ratified the Company will receive a single license for marketing throughout the European Union. The Company is currently in negotiations with several potential European marketing partners specialized in oncology.

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

    The Company has completed formulation development, initial manufacturing scale-up and pre-clinical studies of DepoMorphine. Pre-clinical studies in animals showed that DepoMorphine provided a minimum of two to three days of pain control following a single injection. One characteristic of certain DepoFoam formulations of drugs is that an enhanced local effect may occur with limited side effects throughout the body. A number of studies in animals have confirmed that there are high levels of morphine at the injection site and in the fluid in the spinal cord with very low levels in the blood. These data also show a sustained effect of the morphine.

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

    In January 2001, the Company announced that it had started its Phase III clinical trials for DepoMorphine. The Phase III clinical trials will involve approximately 750 patients in the U.S. and Europe, in a variety of surgical procedures. In January 2001, the Company also announced that it had entered into an Agreement with the Paul Capital Royalty Acquisition Fund, L.P. to develop DepoMorphine. Details of the agreement with the Paul Capital Royalty Acquisition Fund are explained in "- Collaborative Arrangements"

DepoBupivacaine

    SkyePharma Inc. has completed formulation studies of DepoBupivacaine, a DepoFoam formulation of the widely used local pain medicine bupivacaine for controlling post-surgical or post-injury pain. One dose of DepoBupivacaine is expected to provide 24 hours of regional pain relief, compared to two to six hours following conventional bupivacaine administration. SkyePharma Inc. has successfully encapsulated bupivacaine into DepoFoam. Initial studies have shown that DepoBupivacaine is released slowly from the site of injection, resulting in prolonged duration (more than 24 hours) of pain relief following a single-dose administration. The Company expects to begin Phase I clinical trials for DepoBupivacaine in Europe in mid-2001. The Company believes that a DepoFoam formulation of a local anesthetic may complement its current DepoMorphine program and that the DepoMorphine and local anesthetic formulations may give physicians improved drugs to manage post-operative pain.

    Pain associated with surgery or injury is often treated with local anesthetics. However, the usefulness of local anesthetics is frequently limited by their short period of effectiveness following administration which results in recurrence of pain and the need for repeated drug administration by a medical professional. A DepoFoam formulation of a local anesthetic may be useful to provide long-lasting pain relief of approximately 24 hours. The Company is currently in pre-clinical testing with a potential collaborative partner.

DepoAmikacin

    Another product in the Company's development pipeline is DepoAmikacin, a DepoFoam formulation of an antibiotic, amikacin. The Company believes that DepoFoam offers the opportunity to reformulate amikacin, which became a generic antibiotic in 1990, into a patented new product and to improve its effectiveness and usefulness. SkyePharma Inc. has successfully encapsulated amikacin in DepoFoam and has tested various formulations in animals. SkyePharma Inc. completed a Phase I clinical trial for DepoAmikacin in April 1996 in which the drug was found to be well-tolerated for all dosage levels studied. SkyePharma Inc. has conducted additional studies and defined Phase II clinical targets. In order to focus SkyePharma Inc.'s resources on DepoCyt, DepoMorphine, DepoBupivacaine and partner-funded feasibility programs, SkyePharma Inc. has put on hold further development of DepoAmikacin and this product is under ongoing consideration by the Company.

New Product Feasibility Programs

    The Company is also evaluating, in conjunction with Amgen Corporation, Kirin Brewery Company and other undisclosed corporate partners, DepoFoam formulations of several additional compounds including macromolecules. The objectives of these programs are to:

      o determine whether DepoFoam can be combined with the candidate drugs;

      o evaluate drug release characteristics in the lab and in animal tissue; and

      o conduct initial effectiveness and/or safety studies in animal models to demonstrate potential clinical utility and advantages of the DepoFoam formulations.

Inhalation Products

    MDI Products. The Company currently has the following three aerosol formulations of generic pharmaceuticals in various stages of development for use with non-CFC MDIs: formoterol, budesonide and salbutamol.

    DPI Products. The Company has developed a DPI device which is currently in pilot clinical trials with the compound formoterol. Although the device is subject to additional testing and validation, the Company believes that its DPI benefits from the following features:

      o Flow Rate Independent. The Company's DPI offers accurate and uniform dosing at variable flow rates of inhalation of between 25 and 60 litres per minute.

      o Breath Activated. The Company's DPI relies on the patient's own lung power to deliver a fine powder suspension to the lung.

      o Uniform Delivery. The Company's DPI offers an easy-to-use mechanism to deliver consistent and uniform doses to the lung.

      o Dose Counter. The Company's DPI incorporates an easy-to-read dose counter that keeps track of how many doses remain in the device.

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

    In November 1998, the Company and Novartis agreed to jointly develop a new formulation of Novartis' Foradil asthma drug using the Company's multi-dose dry powder inhaler. The Company will be responsible for development of the drug in its finished form, to include supplying both the powder and the device as a product to Novartis. The Company plans to produce the product at its Lyon facility. Under the arrangement, Novartis has paid the Company a technology access fee of (L)0.4 million and has made an equity investment in the Company amounting to (L)6.1 million. Novartis has also agreed to pay the Company royalty income on future worldwide sales of the drug. In return, the Company has granted Novartis an exclusive worldwide license to market Foradil in the new delivery form. Foradil (formoterol fumarate) is a long-acting bronchodilator used in the treatment of chronic asthma. It is currently marketed in over 60 countries and achieved worldwide sales in 2000 of CHF 332 million. In October 1999, the Company and Novartis announced that this new formulation of Foradil had entered clinical trials. In 2000, the Company produced at its Lyon facility approximately 35,000 DPIs filled with the new formulation of Foradil to be used in the Phase III clinical trials which commenced in the second half of 2000.

    On March 27, 2000, the Company announced that it had entered into a collaboration agreement with PA Recruitment Services Holding S.A. (part of the PA Consulting Group) for the development of a range of non-CFC propelled metered dose asthma products in conjunction with a breath actuated inhaler. Under the terms of the collaboration, the Company will provide its expertise in non-CFC metered dose formulation and PA Consulting will provide its breath actuated inhaler device currently under development. The first phase of the development, which included the finalisation of the device design and the formulation of two initial compounds to be delivered using the device, was completed in early 2001 and pre-clinical lung deposition studies have started. The collaboration is an exclusive arrangement in the field of asthma and chronic obstructive pulmonary disease ("COPD"). The collaboration agreement will terminate on December 31, 2001 unless both parties agree to either extend the collaboration or to form a joint venture company to exploit commercially the combined breath actuated inhaler device or non-CFC formulations.

Topical Products

    The table below summarizes topical products currently under development. The stages of the development process: pre-clinical, Phase I, Phase II and Phase III are explained under "Research and Development - Development Process for Brand-Name Pharmaceuticals".

Product Candidate (Active Compound)                          Intended Use                                    Status
 -------------------------------------------    ----------------------------------------    ----------------------------------------
Solaraze (diclofenac) ......................              Treatment of actinic keratosis                     Approved: U.S., France,
                                                                                                Germany, Italy, Sweden, U.K., Canada
Hyclinda (clindamycin) .....................                                        Acne                                   Phase III
Oralease (diclofenac) ......................                                   Oral pain                                    Phase II
Cardi-Clear ................................                    Prevention of restenosis                                Pre-clinical
Cyclops (cyclosporin) ......................                                   Psoriasis                                Pre-clinical
Hyanalgese-D (diclofenac) ..................                              Osteoarthritis                                    Phase II


Solaraze

    The first approved drug product based on HIT and HILT technology is Solaraze. Solaraze is a topical gel formulation of HA and the non-steroidal anti-inflammatory drug diclofenac and is being developed primarily as a product for the treatment of actinic keratosis, a lesion of the skin which may precede skin cancer.

    Solaraze has been shown to be an effective topical product for actinic keratosis. Compared to other actinic keratosis treatments, Solaraze is non-invasive, non-scarring and is well tolerated by patients.

    During 1996, two positive Phase III clinical trials in the treatment of actinic keratosis were completed and in 1997, a third Phase III clinical trial was completed confirming the results of the previous two trials. In July 1997, Solaraze received regulatory approval for marketing in the U.K. Subsequently, in May 1998, Solaraze was approved for marketing in Germany, Sweden, Italy, France and Canada.

    In October 1998, the Company submitted an NDA for the marketing of Solaraze in the U.S., which was filed by the FDA in December 1998. The Company received FDA approval for this product in October 2000.

    On March 13, 2000, the Company entered into an agreement with Bioglan for the manufacture, marketing and distribution of Solaraze in Europe. Under the terms of the agreement Bioglan paid the Company a licensing fee and will pay the Company royalties on sales of Solaraze by Bioglan or by sub-licensees of Bioglan. In December 2000 the Company entered into a further agreement with Bioglan for the license of marketing rights to the U.S., Canada and Mexico for Solaraze. As a result of the agreement with Bioglan for the U.S., Canada, and Mexico, Bioglan paid $14 million on signing and will pay further significant milestone payments for commercialization of Solaraze. Additional milestones may also be paid if Solaraze reaches certain sales targets in each of the first 5 years together with a royalty on net sales. Total milestone payments could reach $29 million over the next 5 years depending on net sales. The licenses granted under the two agreements with Bioglan will continue in effect until 2013, the latest date on which any of the related patents expire. The Company expects Bioglan to launch Solaraze in the U.S. and Europe during 2001.

    In January 2001, SkyePharma PLC entered into an agreement with Meditech Research Limited which includes a license to commercialize Solaraze in Australia, New Zealand, Malaysia and Singapore. SkyePharma will receive a 15% share of all amounts Meditech receives from either commercializing or licensing Solaraze and associated products in the above territories. After Australian regulatory approval is obtained, Solaraze will be marketed by Meditech, or its sub-licensee, Faulding Limited. SkyePharma has agreed to work with Meditech to expedite approval. Independently Meditech obtained a non-exclusive license over the HIT Technology to exclusively exploit its anti-cancer HyACT project worldwide. Meditech will pay SkyePharma 10% of all net revenue it receives from the HyACT project. However, the first A$5 million Meditech receives by way of reimbursement of development expenses will not be subject to the 10% royalty.

    During 2000, the Company entered into agreements with two companies in order to obtain licenses in satisfaction of outstanding patent oppositions to enable it to fully exploit the topical technology.

    In addition to Solaraze, the following drug products, based on HIT and HILT topical technologies, are at varying stages of development:

      o Hyclinda, a topical gel to treat acne, which has been developed in conjunction with Shire Pharmaceuticals, currently in pivotal Phase III trials;

      o Oralease, a topical diclofenac gel for the treatment of oral pain (primarily as a result of mouth ulcers and molar extraction), for which Phase II clinical trials have been performed;

      o     Cardi-Clear, an intravenous HA formulation to prevent restenosis;

      o     Cyclops, a cyclosporin gel to treat psoriasis; and

      o     Hyanalgese-D, a topical analgesic for osteoarthritis.

    The Company is currently in discussions with Shire to restructure the agreement in respect of Hyclinda and to outlicence Oralease, Cardi-Clear, Cyclops and Hyanalgese-D.

Generic Product Candidates

    In addition to developing Geomatrix formulations of brand-name drugs, the Company was historically engaged in the development, licensing and marketing of a range of generic pharmaceuticals. The Company's generic drug development strategy was to focus on those products for which competition was expected to be less intense due to such factors as the complexity of the drug formulation or the limited access to raw materials. Prior to 1998, the Company filed ANDAs for six generic products, one for a Geomatrix formulation of Imdur (ISMN), three for a group of injectable drugs developed for the Company by Synthon, one for a Geomatrix formulation of Naprelan (Naproxen) and a generic version of Cylert (Pemoline) developed together with Oread.

    Prior to 1998, the Company's strategy for the sale and distribution of its generic pharmaceutical product candidates had been to develop its own marketing capability through its Brightstone subsidiary in the U.S. However, in late 1998, the Company concluded that it was unlikely to maximize the value of its generic pharmaceutical product candidates using its own marketing resources and decided to seek one or more strategic collaborative partners who already had significant and complementary U.S. generic drug marketing capability to sell and distribute the Company's generic product candidates in the U.S. The Company therefore decided to discontinue its own generic drug sales and marketing operations in the U.S. The Company incurred a one-time charge in connection with this restructuring of approximately (L)1.3 million in 1998.

    The Company has signed one licensing agreement in respect of its generic pharmaceutical product candidates and in November 1999, the Company announced that the FDA had approved the Company's application to manufacture and market its generic once-daily sustained release formulation of ISMN. The Company has been in discussions with a number of potential marketing partners for this product but has experienced difficulty in finalizing a marketing agreement with a partner due to the number of generic formulations of Imdur already available on the market. In addition, the Company does not believe that the remaining four generic pharmaceutical product candidates will have commercial value due to the number of generic formulations already available on the market and has consequently withdrawn these four ANDAs.

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

    Naproxen is a nonsteroidal anti-inflammatory drug indicated for the treatment of rheumatoid arthritis, osteoarthritis, ankylosing spondylitis, tendinitis, bursitis and acute gout. It is also indicated in the relief of mild to moderate pain and the treatment of primary dysmenorrhea. The brand-name product, Naprelan, is a controlled-release version of Naproxen which is marketed by Elan Pharmaceuticals. Marketing exclusivity for this product expired in the U.S. in April 1999. Naproxen is one of the products in the Joint Venture portfolio and in January 2000, an agreement was reached with Genta for the sharing of any revenues received for this product.

    There can be no assurance that any of the products in the Company's generic drug portfolio will be successfully outlicensed or partnered, or if outlicensed or partnered that the product can be successfully developed, approved or commercialized. If any of the products in the generic drug portfolio fail to be outlicensed or partnered, the Company is unlikely to continue their development.

    ISMN and certain products in the early stage of development are subject to an earn-out arrangement pursuant to which certain current directors and officers of the Company will receive additional consideration if certain regulatory and profit milestones are met. See " Item 7: Major Shareholders and Related Party Transactions - Certain Arrangements in Respect of the Krypton Acquisition".

Collaborative Arrangements

    The Company has collaborative arrangements with each of its pharmaceutical partners, the terms of which vary considerably. Pursuant to these arrangements, the Company's partners typically fund all or a large part of the research and development expenses incurred in the development of new formulations of their products. Most of the Company's development contracts either provide for a flat fee for the Company's research and development efforts or provide for an agreed research and development budget. Some agreements have involved equity investments in the Company by the Company's partners. In negotiating contracts with its partners, the Company's strategy generally has been to cover its costs in the research and development process. Substantially all potential profits are expected to be generated by royalty payments or manufacturing fees for successfully developed and marketed products. In some cases, the partners have agreed to make specified payments to the Company upon the achievement of certain milestones, which may be deducted from future royalty payments for successfully developed and marketed products.

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

    During the formulation and development stages, the Company's partners are generally free to terminate the collaborative relationship at any time and for any reason. The Company's policy is to recognize income only when the earnings process has culminated, that is when the Company has performed all of its obligations under the collaborative arrangement and when the Company's ongoing obligations under the arrangement are merely perfunctory. Certain refundable income is treated as deferred income until the Company has no further obligations to make refunds. As of December 31, 2000, the Company has no obligation to refund any payments.

    The only collaborative arrangement under which the Company is currently receiving significant royalty revenues is the development and license agreement for Dilacor XR made with Rorer, a member of the Rhone Poulenc Rorer Group (now part of Aventis Pharma) in 1988. Under the terms of that agreement, Rorer bore all of the costs of research and development according to a budget agreed by the Company and Rorer. For countries where a patent claiming Dilacor XR has been issued and is in effect, Rorer is obligated to pay the Company continuing royalties of 3% of net sales. For countries where no patent claiming Dilacor XR has been issued, Rorer is obligated to pay the Company continuing royalties of 1.5% of net sales. In return, the Company granted Rorer an exclusive license to market Dilacor XR throughout the world.

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

    The only collaborative arrangement involving Geomatrix technology in which the Company is responsible for conducting clinical trials is the development and licensing agreement for a once-daily version of Requip (Ropinirole) with GlaxoSmithKline, which was entered into in September 1999 with SmithKline Beecham (now part of GlaxoSmithKline). Under the terms of the agreement with GlaxoSmithKline the Company is responsible for all development activities for Requip oral controlled release tablets up to regulatory filing, in collaboration with GlaxoSmithKline. As part of the agreement, GlaxoSmithKline made an equity investment of (L)4.9 million in the Company and will pay milestone payments at intervals up to product approval, including an up-front payment. On commercialization of once-daily Requip, the Company will receive royalties on product future sales. GlaxoSmithKline will take responsibility for preparing and pursuing all necessary regulatory approvals. The once-daily version has recently entered Phase II clinical trials.

    In March 1994, DepoTech (renamed SkyePharma Inc.) entered into a collaboration agreement with Chiron. The objective of the collaboration is to develop and commercialize DepoCyt for use in the treatment of cancer, and to explore the use of DepoTech's DepoFoam for certain other Chiron compounds. The Chiron agreement, as amended, grants Chiron rights to market and sell DepoCyt in the U.S. Chiron has funded, and is obligated to fund, 50% of the clinical development expenses in the U.S. Canadian registration expenses and the cost of clinical trials required in Europe were funded by Chiron until June 1997, when the Chiron agreement was amended in connection with the agreement with Pharmacia & Upjohn (now known as Pharmacia Corporation) described below. SkyePharma Inc. will manufacture DepoCyt, Chiron will market, sell, and distribute DepoCyt in the U.S., and the parties will share all profits equally. The Company will also fund 50% of the sales and marketing expenses incurred for DepoCyt. Chiron also has a right of first refusal to obtain a license to alternate DepoFoam formulations of cytarabine under terms and conditions to be negotiated in the future. Following an evaluation of the markets and certain other factors, DepoTech and Chiron mutually agreed not to further develop certain additional generic cancer compounds named in the Chiron agreement.

    In June 1997, DepoTech and Chiron amended their agreement, and DepoTech repurchased rights to DepoCyt in Canada and Europe from Chiron for aggregate cash payments of up to $13.7 million, of which $2.0 million was expensed and paid to Chiron in December 1997. The remaining $11.7 million originally was payable upon the earlier of six months following U.S. or European regulatory notification that the application to market or sell DepoCyt is approvable or approved. In March 1999, SkyePharma Inc. and Chiron further amended the agreement with Chiron, such that SkyePharma Inc. issued a note payable for $9.7 million on receipt of FDA approval of DepoCyt on April 1, 1999. During 2000 SkyePharma and Chiron amended the March 1999 agreement whereby SkyePharma Inc. would have issued a note payable for $3.5 million to Chiron upon the filing of an application for DepoCyt for pediatric indications in the U.S. Under the amendment dated October 4, 2000 the note became payable on the earlier of the filing of an application for DepoCyt for pediatric indications in the U.S. or the date on which Phase IV clinical trials, required by the FDA as a condition of product approval, commenced. The $3.5 million note was issued in December 2000. The notes are secured on the rights to DepoCyt and bear a floating rate of interest based on LIBOR. The principals are repayable in equal installments on June 30, 2001 and 2002 for the first tranche and June 30, 2001, 2002 and 2003 for the second.

    Both the Company and Chiron have the ability to terminate a portion or all of the collaboration at certain intervals and with advance notice.

    In July 1997, DepoTech entered into a marketing and distribution agreement with Pharmacia & Upjohn (now known as Pharmacia Corporation). Under the agreement, Pharmacia Corporation acquired rights to market and sell DepoCyt in countries outside the United States. Pharmacia Corporation would generally be responsible for submitting regulatory filings, and for labeling, packaging, distributing, marketing and selling DepoCyt in this territory. SkyePharma Inc. would manufacture DepoCyt and receive a share of the net sales of this product from Pharmacia Corporation, if any. DepoTech received a cash payment of $2.0 million when the agreement was signed. The agreement also provides for reimbursement by Pharmacia Corporation of certain clinical trial expenses and regulatory fees incurred by SkyePharma Inc. In February 2000, the Company and Pharmacia Corporation renegotiated certain aspects of this agreement relating to milestone payments and reimbursement of clinical trials expenses. In addition, the Company recovered the rights to DepoCyt for Japan and Canada. In June 2000, Pharmacia Corporation notified the Company that it was terminating the 1997 Marketing and Distribution Agreement. Subsequently, Pharmacia Corporation assigned the European marketing application to the Company and the Company continued to pursue the European marketing approval. In April 2001, the Company received notification that the European Committee on Proprietary Medicinal Products ("CPMP") had recommended the granting of marketing authorization for DepoCyt. The CPMP's recommendation will be forwarded to the European Commission and when ratified the Company will receive a single license for marketing throughout the European Union. The Company is currently in negotiations with several potential European marketing partners specialized in oncology.

    In June 2000, SkyePharma entered into a research and development collaboration with Kings College London for the investigation of the use of HA as a carrier or vector for active substances in drug delivery applications, principally for administration by the topical route. The projects being pursued under this agreement are all at the pre-clinical stage of development.

    In January 2001, SkyePharma announced that it entered into an agreement with the Paul Capital Royalty Acquisition Fund, L.P. to develop DepoMorphine. Under the agreement, Paul Capital will provide a total of $30 million over the next two years, to fund the clinical development and regulatory submission of DepoMorphine, in return for the sale of a portion of potential future royalty and revenue streams from DepoMorphine, Xatral OD, Solaraze and DepoCyt. Between January 2003 and December 2014, Paul Capital will receive 15% of the annual royalties and revenues from the stated products up to an agreed ceiling. Once the predetermined ceiling is reached, the percentage participation will fall to 3% for the remainder of the period until December 31, 2014.

Research and Development

    The Company's research and development activities are conducted primarily at SkyePharma AG in Muttenz, Switzerland and at SkyePharma Inc. in San Diego, California, U.S. The Company has 235 employees at these two facilities, the majority of whom were engaged in research and development, including 148 scientists, 50 of whom hold Ph.D.s, masters or medical degrees.

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

                                                                                                 The Company
                                                                                           Year ended December 31,
                                                                           --------------------------------------------------------
                                                                                 1998                1999                2000
                                                                           ----------------    ----------------    ----------------
                                                                                                (in thousands)
Research and Development:
Client sponsored product development...................................            (L)2,998            (L)5,780            (L)6,986
Internal sponsored product development.................................               5,712               6,728              13,104
                                                                           ----------------    ----------------    ----------------
                                                                                      8,710              12,508              20,090
                                                                           ================    ================    ================
Client sponsored developments reimbursed by:
Research and Development costs recharged...............................               2,117               6,078               4,808
Milestone payments.....................................................                 336               2,967              11,997
                                                                           ----------------    ----------------    ----------------
                                                                                   (L)2,453            (L)9,045           (L)16,805
                                                                           ================    ================    ================


    Contract development income represents amounts invoiced to customers for services rendered under development contracts or for milestone payments in accordance with the contract terms. Such amounts are only treated as revenue when the services have been rendered or the specified milestone has been met. Certain refundable income is treated as deferred income until the Company has no further obligations to make refunds. The Company's self-sponsored research and development costs are expensed as incurred.

Development Process for Brand-Name Pharmaceuticals

    The development of improved outcome or new pharmaceuticals using one of the Company's drug delivery technologies takes place in several steps. The first step, called the "preliminary assessment", is to assess the suitability of the drug candidate for a particular drug delivery system through the use of sophisticated computer modeling. During the preliminary assessment, the Company will analyze product specifications provided by the client. If the preliminary assessment indicates that the drug candidate is suitable for formulation with the drug delivery technology, the project will proceed to development as follows:

o   Feasibility             At this stage, the Company conducts an in vitro
                            (laboratory) feasibility study to determine whether, under laboratory conditions, the formulation of the product candidate can be achieved. The Company may develop up to 20 prototype formulations for in vitro feasibility studies and selects the most promising two or three for further study and analysis.

o   Pilot Trials            Once a successful feasibility study has been
                            conducted, small batches of the selected prototypes are manufactured by the Company or its collaborative partners for in vivo (human) testing in pilot trials. Pilot trials involve approximately
                            12 patients. The purpose is to determine whether the in vitro results can be replicated in humans.
                            Pilot trials are generally managed by the company and conducted by a clinical research organization
                            (CRO). If the pilot trials demonstrate sub-optimal results, the product candidate may be reformulated and new pilot trials conducted.

o   Scale-up/Bio-Batch      After a successful pilot trial, the Company or its
                            collaborative partners will manufacture a commercial scale batch or a "bio-batch" (at least one-tenth of the projected commercial batch size).
                            The purpose of this stage is to develop and validate the process by which the product will be manufactured. If formulation changes are made during scale-up/bio-batch, additional in vivo testing may be performed in pre-pivotal trials involving a small patient population.

                            The "Pre-clinical" phase of development referred to in parts of this document means additional testing following initial feasibility studies and other studies, including additional animal studies, necessary to prepare and file an Investigational New Drug ("IND") application. For a more comprehensive description of the requirements of an IND, see
                            "- Government Regulation - United States - NDA Process".

o   Phase I Trials          The first stage in the clinical development plan is
                            to conduct Phase I clinical trials. These studies are usually performed to generate preliminary information on the chemical action of the compound, the activity or fate of the product in the human body over a period of time including adsorption, distribution, metabolism and elimination, and safety of the drug using normal healthy volunteers and patients. Phase I trials involve approximately
                            10-30 patients. These trials are generally managed by the Company and conducted by a clinical research organisation ("CRO") that has a Phase I clinical study unit.

o   Phase II Trials         The second stage in the clinical development plan
                            is to conduct Phase II clinical trials. These trials are generally carried out on patients with the disease or condition of interest. The main purpose is to provide preliminary information on:
                            the positive effects of the treatment and whether the effects are correlated with the administered doses in one or more demographic groups, assess various measures of patient benefit as potential candidates for use in Phase III trials, and to supplement safety information obtained from Phase I trials. The Company, in collaboration with its partner, or the partner, manages the trial activities (from protocol development through to the writing of the study final reports). The
                            Company may use a CRO to complete the trials. Phase
                            II studies are not required for improved outcome formulations of an existing drug if the improved formulation is targeted at the same indication as the existing drug.

o   Pivotal (Phase III)     The last step of the development process is a
    Trials                  pivotal (Phase III) trial of the product
                            formulation in an expanded patient population to support the approval of marketing applications.
                            Typically, the studies will be performed in the U.S., Canada and Europe to facilitate a multi-national product registration process. The Company, in collaboration with its partner, or the partner manages the trial activities (from protocol development until the writing of the final study reports). The Company may use a CRO to complete the studies on schedule.

o   Regulatory Filing       The Company, in collaboration with its partner, or
                            the partner manages all regulatory activities during the product development phases until product approval. These activities included submissions, communication and meetings with health authorities and preparation of marketing approval applications.

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

Generic Drug Development Process

    In developing generic pharmaceuticals, it must be proven that the generic product candidate will exhibit in vivo release characteristics equivalent to those of the brand-name pharmaceutical. The generic drug development process is similar to the development process for brand-name pharmaceuticals except that Phase I and Phase II are not required and in lieu of pivotal (Phase III) trials a smaller bioequivalence study may be conducted. The process by which generic controlled-release products are developed for manufacture and sale in the U.S. may be categorized into four basic stages:

o   Formulation             During formulation, the Company attempts to develop
                            its own version of the brand-name drug. Once a suitable generic version has been formulated, it is then evaluated in in vitro dissolution studies to determine whether in vivo bioequivalence studies should be conducted.

o   Pilot Studies           Once a suitable formulation has been developed and
                            tested in in vitro studies, in vivo bioequivalence studies are conducted which compare the generic formulation to the brand-name drug. Because bioequivalence studies can be relatively expensive to perform, the Company may conduct a preliminary bioequivalence study (pilot study) in which a small batch of the product is manufactured for testing in a limited number of humans.

o   Bioequivalence          If the formulation yields a blood level profile
    Studies                 comparable to the brand-name drug, full-scale
                            bioequivalence studies may be performed, which require the manufacture of at least 100,000 dosage units and usually involve 24 or more human subjects. These studies are conducted to determine the plasma concentrations of the drug in human subjects under fasted and fed conditions as well as under multiple dose administration. If successful, the studies will demonstrate that the rate and extent of absorption of the generic version is equivalent to that of the brand-name drug. If the studies demonstrate that the blood level profiles of the generic product are not comparable to the brand-name drug, the formulation will either be modified or the drug delivery technology, if there is one, will be altered. In some cases, the project may be abandoned.

o   ANDA Filing             After a generic formulation has been shown to be
                            bioequivalent to the brand-name drug, an ANDA is prepared for submission to the FDA. This ANDA includes the results of the bioequivalence studies and other data such as in vitro specifications for the generic formulation, stability data, analytical data, methods validation and manufacturing procedures and controls. See "- Government
                            Regulation - United States - ANDA Process".

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

    During the last twelve months the Company has had to defend a European opposition relating to one of its Geomatrix patents. In the opposition the European Patent Office ("EPO") upheld the opposition. The Company has fixed an appeal to request that this decision be reversed.

DepoFoam Technology

    Through its acquisition of DepoTech Corporation (renamed SkyePharma Inc.) in 1999 the company acquired a large portfolio of patents relating to the DepoFoam technology. There are in excess of 20 patent families relating to this technology, with patents granted in respect of these various families in the U.S., Japan, Australia, New Zealand, Europe, Canada and many other countries. The majority of these patents will continue in force until 2014. Additional filings of patent applications have been made for improvements of the initial technology and for innovative technology relating to this subject matter. These applications have been filed in the U.S., Australia, New Zealand, Canada, Japan and Europe and in many other countries throughout the world and during the last twelve months, nine patents have been issued (one in Europe, three in New Zealand and five in the U.S.).

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

    The Company has, together with other companies working in the same area, been involved in several European patent oppositions related to the use of environmentally friendly hydrofluoroalkanes (HFA) as propellants. Of these oppositions three have been settled and the remaining five are in various stages within the European Patent Office. There is also a further opposition relating to the use of micronised powder for inhalation. In all oppositions SkyePharma has had to defend its rights together with several other major inhalation companies, in Europe. There are six oppositions in which SkyePharma is participating in relation to various aspects of inhalation technologies.

Topical Technology

    The portfolio of intellectual property rights acquired from Hyal is very large and wide-ranging. Patents and applications covering many and varied uses of hyaluronic acid have been filed throughout the world. Following these filings, patents have been granted in, amongst others the U.S., Europe, Australia, New Zealand and South Africa, expiring between 2010 and 2013. While the Company recognises the benefit of many of these patents and the corresponding applications, it will refocus the portfolio by the abandonment of various patents and/or applications in non-key markets (eg Estonia, Liechtenstein, Monrovia) during the course of the last twelve months, eleven further patents relating to hyaluronic acid technology have been granted in the United States together with six new cases being filed. Additionally, in Europe, twelve patents were granted and eight were filed during the last twelve months.

    The Company obtained licences required to enable it to develop and fully exploit this technology. At the beginning of this year, as a result of an opposition in Europe, one family of Solaraze patents was re-issued to take account of the EPO's decision. The impact on the corresponding US patent family is being reviewed.

Nano-particulate Technology

    The Company has acquired a portfolio of two patent families in respect of the technology. These related to solid lipid nano-particles and to nano-suspensions which are useful for drug delivery. The granted patents for this technology are in Australia, Canada, Japan and Europe and will expire in 2012. There are also applications pending for this technology in the U.S. In respect of the nano-suspension technology there is a granted patent in the U.S. expiring in 2015 and corresponding applications filed in Europe, Australia, Canada and Japan as well as other countries. The company also has an exclusive licence under two further patent families one relating to solid polymer nano-particulate technology and the other to further developments in the areas of solid lipid nano-particles and nano-suspensions.

Patent Protection

    There can be no assurance that the Company will be issued with any additional patent or that if any patents are issued, they will provide the Company with significant protection or will not be challenged by third parties asserting claims against the Company concerning its existing products or with respect to future products under development by the Company. A claim has been filed by a third party asserting rights to one of the Company's recently acquired technologies and notification of other alleged infringements may be received by the Company in the future. The Company may not, in all cases, be able to resolve such allegations through licensing arrangements, settlement or otherwise. Furthermore the Company anticipates that any attempt to enforce its patents would be time consuming and costly. Moreover, the law of some foreign countries does not protect the Company's proprietary rights in the products to the same extent, as does the U.S. The U.S. patent and trademark Office has instituted changes to the U.S. patent law including changing the term to 20 years from the date of filing for applications filed after June 8, 1995. The Company cannot predict the effect that such changes on the patent laws may have on its business or on the Company's ability to protect its proprietary information and sustain the commercial viability of its products.

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

Manufacturing

Geomatrix and Inhalation Manufacturing

    The Company presently manufactures three Geomatrix products, Cordicant-Uno, Madopar DR and Diclofenac-ratiopharm-uno, and produces bio-batches for its collaborative partners. Manufacturing operations have historically taken place at the Company's 9,647 square meter (103,826 square feet) facility in Muttenz, Switzerland. The chief limiting factor on the Company's manufacturing ability was the lack of suitable space at its Muttenz site.

    To address this problem, in January 1997, the Company acquired an approximately 17,000 square meter (183,000 square feet) pharmaceutical manufacturing and production facility and an approximately 2,400 square meter (25,850 square feet) adjoining office complex near Lyon, France by acquiring 100% of the issued and outstanding share capital of Laboratories Novalis Production SAS ("Novalis"), a French company, from Wyeth-Lederle, a wholly-owned subsidiary of American Home Products Inc. ("AHP"), for a total consideration, excluding acquisition expenses, of two French francs and the assumption of liabilities in the amount of (L)891,000 arising out of a loan from Wyeth-Ayerst International, which is also a wholly-owned subsidiary of AHP. After the acquisition, Novalis changed its name to Jago Production SAS.

    The terms of the acquisition allowed the Company to gradually transfer manufacturing activities into the new facility over a three-year period (1997 to 1999) without assuming all of the operating costs of the facility up front. The Company packaged certain pharmaceutical products and other products ("Contract Products") on behalf of certain subsidiaries of AHP. The current manufacturing space was sufficient to allow the Company to continue to package the Contract Products on behalf of AHP and to install the Company's own manufacturing suite. The facility is in compliance with cGMP with respect to the packaging operations and it had European regulatory approval to package the Contract Products. Under the original contract with AHP, AHP's subsidiaries compensated the Company on a sliding scale of 100%, 85% and 50% during the first, second and third year of the agreement, respectively, for the costs of operating the Lyon facility. AHP's subsidiaries were responsible for the registration of the Contract Products with all proper health, customs and other authorities under applicable law, but the Company furnished assistance to AHP's subsidiaries from time to time in connection with their filing of documentation as is necessary for such registrations. In consequence of the expiration of the agreement on December 31, 1999, the Company and AHP negotiated a new two-year agreement for the Company to continue to supply a number of human pharmaceuticals, over-the-counter and food products to

AHP. Pricing for the products under the new two-year agreement have been negotiated for each product.

    The Company has completed its Geomatrix manufacturing suite in the Lyon facility at a capital cost of approximately (L)7.1 million. This facility will be used to manufacture products for collaborative partners and for the Company. The facility will enable the Company to manufacture its own products in addition to contracting with third parties. The Muttenz facility will, however, remain the Company's principal research and development and laboratory facility for Geomatrix and inhalation products. The current manufacturing and large pilot batch operations are being transferred to the Lyon facility. Pilot batch operations began in November 1997 in the Lyon facility.

    Currently, manufacturing operations for Cordicant-Uno and Madopar DR take place at the Company's Muttenz site. During 2000 manufacturing operations for Diclofenac-ratiopharm-uno were transferred from the Muttenz facility to the Lyon facility and full scale commercial manufacturing commenced in the second half of 2000.

    The Company is in the process of expanding its operations at the Lyon facility to include production activities for dry powder inhaler products pursuant to the Novartis development contract, see "- Proprietary Products - Inhalation Products" at a capital cost to date of approximately (L)6.5 million.

    The Lyon facility was designed and built for drug production in 1993 by American Cyanamid but was used instead for packaging activities. The Company believes that it has substantially brought the facility into compliance with cGMP and FDA standards at a cost of approximately (L)0.8 million. The Company has hired a firm of U.S. FDA consultants to oversee the process. The FDA has inspected the Lyon facility in respect of two products and notified the Company that it plans to approve the Lyon facility for commercial manufacturing. This does not imply FDA approval of these products. Final FDA approval of the Lyon facility will be given on approval by the FDA of a product to manufacture. There can be no assurance, however, that the Lyon facility will ultimately be found to be in compliance with cGMP or other regulatory requirements for the purposes for which the Company plans to use the facility. Failure to comply could result in significant delays in the Company's planned manufacturing efforts. The Company also could incur significant additional expense in bringing the facility into compliance with cGMP or other regulatory requirements.

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

DepoFoam Manufacturing

    In connection with its collaborative arrangements, the Company intends to maintain exclusive formulation and manufacturing rights to any DepoFoam encapsulated drugs, including products of corporate partners, and expects to receive compensation based on both manufacturing costs of the product and the value added by the Company to the partner's product. The Company commenced manufacturing DepoCyt for commercial distribution and sale following approval of this drug in April 1999. Manufacturing is in an approximately 2,020 square meter (21,746 square feet) facility built for this purpose. This facility complies with cGMP regulations and has been approved for the manufacture of DepoCyt by the FDA and licensed for drug manufacturing by the State of California. Clinical trial materials are also manufactured in this facility. The Company must undergo and pass a pre-approval inspection for many countries outside the U.S. in which applications to obtain marketing approval may be filed. Prior to marketing DepoCyt (and any other drugs) outside the U.S., the Company will need to meet applicable regulatory standards, achieve prescribed product quality and reach necessary levels of production of such products and obtain marketing approvals.

    In October 1999, SkyePharma Inc. discovered that two lots of DepoCyt did not meet specifications and recalled these lots. Investigations identified that changes in a supplier's manufacturing process for raw material resulted in product that did not meet all specifications throughout the shelf-life. SkyePharma Inc. and Chiron Corporation voluntarily withdrew DepoCyt from the market. There were no adverse events attributed to the recalled batches and the product was made available to patients on a compassionate basis. In March 2001, the FDA gave clearance to return Depocyt to the market.

    In addition, SkyePharma Inc. leases an approximately 7,600 square meter (82,000 square feet) facility housing its administrative, research and development and future manufacturing activities. Effective June 2000, the Company subleased to a third party approximately 15,600 square feet of this facility. This lease expires on July 31, 2002 and SkyePharma Inc. is currently in negotiations with new tenants to sublease this area. Prior to commencing commercial manufacturing operations from this facility, the Company will need to comply with additional and necessary validation, regulatory and inspection requirements.

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

    The Joint Venture, established in 1992, gained rights from the Company to develop, commercialize and manufacture Geomatrix versions of approximately 50 additional products. All of the development work in respect of the products in the Joint Venture is performed by the Company at its research facility in Muttenz, Switzerland. In October 1996, as a result of the then financial difficulties being experienced by Genta, the Company acquired from the Joint Venture the licenses to the Geomatrix technologies in respect of what it considered to be the six most commercially viable compounds in the product portfolio referred to. The products include AB-rated diclofenac (Voltaren-XR), AB-rated naproxen (Naprelan) and AB-rated verapamil HCI (Covera HS). The Company paid $1 million to the Joint Venture in consideration of this and agreed to make additional payments if specified development milestones are achieved on a product by product basis. In addition, the Company agreed to assume the research and development costs of formulating the new products. If such products are successfully formulated and approved, the Company expects that they would be marketed in the U.S. by licensing partners. Not all of these products are currently in active development.

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

    The Company also became responsible for all obligations under existing development and license agreements between the Joint Venture and third parties and the Company is solely responsible for the future development, marketing, distribution, manufacturing and funding of future Joint Venture products.

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

    The Company is currently investigating the possibility of winding-up the joint venture as it is no longer required.

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

Government Regulation

    All drugs and medical devices, including the Company's products under development, are subject to extensive regulation in the U.S. and Europe, the Company's two principal markets. In the U.S., the primary regulatory body is the FDA, although to a lesser extent state and local authorities are also involved in the regulatory process. In Europe, there are two regulatory systems. There is a European Union system that is the responsibility of the European Medicines Evaluation Agent ("EMEA"). In addition, each country has its own regulatory agency. In both the U.S. and Europe, the applicable regulations govern or influence the development, testing, manufacture, safety, labeling, storage, record keeping, approval, advertising, promotion, sale and distribution of prescription pharmaceutical products. Pharmaceutical manufacturers are also subject to certain record keeping and reporting requirements, establishment registration and product listing and agency inspections.

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

    The advantage of the ANDA approval process is that an ANDA applicant generally can rely upon bioequivalent data in lieu of conducting pre-clinical testing and clinical trials to demonstrate that a product is safe and effective for its intended use(s). While the FDCA provides for a 180-day review period, the Company believes the average length of time between initial submission of an ANDA and receiving FDA approval is at least two years.

    While the Waxman-Hatch Act established the ANDA, it has also fostered pharmaceutical innovation through such incentives as market exclusivity and patent restoration. The Waxman-Hatch Act provides two distinct market exclusivity provisions which either preclude the submission or delay the approval of a competitive drug application. A five-year marketing exclusivity period is provided for new chemical compounds and a three-year marketing exclusivity period is provided for applications containing new clinical investigations essential to the approval of the application. The non-patent marketing exclusivity provisions apply equally to patented and non-patented drug products. Any entitlement to patent marketing exclusivity under the Waxman-Hatch Act is based upon the term of the original patent plus any patent extension granted under the Waxman-Hatch Act as compensation for reduction of the effective life of a patent as a result of time spent by the FDA in reviewing the innovator's NDA. The patent and non-patent marketing exclusivity provisions do not prevent the filing or the approval of a full Section 505(b)(1) NDA. Additionally, the Waxman-Hatch Act provides 180-day marketing exclusivity against effective approval of another ANDA for the first ANDA applicant who submits a certification challenging a listed patent as being invalid or not infringed and successfully defends in court any patent infringement action based on such certification.

NDA Process

    An NDA is a filing submitted to the FDA to obtain approval of a new drug or a new formulation of an existing drug and must contain complete pre-clinical and clinical safety and efficacy data or a right of reference to such data. Before dosing a new drug in healthy human subjects or patients may begin, stringent government requirements for pre-clinical data must be satisfied. The pre-clinical data, typically obtained from studies in animal species, as well as from laboratory studies, are submitted in an Investigational New Drug application, or its equivalent in countries outside the U.S., where clinical trials are to be conducted. The pre-clinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initiation of clinical trials.

    Clinical trials are typically conducted in three sequential phases, Phase I, II and III, although the phases may overlap. A description of each of these phases of development is included in "Research and Development - Development Process for Brand-Name Pharmaceuticals". Data from pre-clinical testing and clinical trials are submitted to the FDA as an NDA for marketing approval. The process of completing clinical trials for a new drug is likely to take several years and require the expenditure of substantial resources. Preparing an NDA or marketing authorization application involves considerable data collection, verification, analysis and expense, and there can be no assurance that approval from the FDA will be granted on a timely basis, if at all. The approval process is affected by a number of factors, primarily the risks and benefits demonstrated in clinical trials as well as the severity of the disease and the availability of alternative treatments. The FDA may deny an NDA or marketing authorization application if the regulatory criteria are not satisfied, or such authorities may require additional testing or information.

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

    Manufacturers of marketed drugs must comply with cGMP regulations and other applicable laws and regulations required by the FDA, the Environmental Protection Agency, the DEA, the HPB in Canada, the EMEA in the European Union and other regulatory agencies. Failure to do so could lead to sanctions, which may include an injunction suspending manufacturing, the seizure of drug products and the refusal to approve additional marketing applications. The Company seeks to ensure that any third party with whom it contracts for product manufacturing will comply with cGMP. The FDA conducts periodic inspections to ensure compliance with these rules. However, there can be no assurance that any such third parties will be found to be in compliance with cGMP standards. Any such non-compliance could result in a temporary or permanent interruption in the development and testing of the Company's planned products or in the marketing of approved products, as well as increased costs. Such non-compliance could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, SkyePharma Inc.'s manufacturing facility located in San Diego, California is regulated by the State of California, Department of Health Services, Food and Drug Branch, and the U.S. DEA.

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

    The second procedure is `mutual recognition' which is mandatory for most conventional medicinal products. It is based upon the principle of mutual recognition of national authorizations and it provides for the extension of a marketing authorization granted by one member state of the European Union to one or more other member states identified by the applicant. Should the original national authorization not be recognized in another member state the points in dispute are submitted to EMEA's scientific committee for arbitration.

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

Organizational Structure

    SkyePharma PLC is an international pharmaceutical company and has a number of wholly owned principal subsidiary undertakings as detailed below:

Company                                                                    Country of incorporation                           % Held
-------------------------------------                                 -----------------------------    -----------------------------
Krypton Limited..................................................                         Gibraltar                             100%
SkyePharma Holding Inc*..........................................                              U.S.                             100%
Brightstone Pharma Inc...........................................                              U.S.                             100%
SkyePharma Inc...................................................                              U.S.                             100%
SkyePharma Holding AG*...........................................                       Switzerland                             100%
Jago Holding AG..................................................                       Switzerland                             100%
SkyePharma AG....................................................                       Switzerland                             100%
Jago Research AG.................................................                       Switzerland                             100%
Jagotec AG.......................................................                       Switzerland                             100%
SkyePharma Production SAS*.......................................                            France                             100%
                                                                      -----------------------------    -----------------------------


*   Denotes investment directly held by the Company.

Property, Plants and Equipment

    In January 1997, the Company acquired an approximately 17,000 square meter (183,000 square feet) pharmaceutical manufacturing and production facility and an approximately 2,400 square meter (25,850 square feet) adjoining office space near Lyon, France by acquiring 100% of the issued and outstanding share capital of Laboratories Novalis Production SAS ("Novalis"), a French company, from Wyeth-Lederle for a total consideration of two French francs and the assumption of certain liabilities. See "Item 4: Information about the Company
- Business Overview - Manufacturing; Geomatrix and Inhalation Manufacturing".

    In addition, the Company owns a 3,435 square meter (36,961 square feet) facility in Muttenz, Switzerland in which its principal research and development, production, small-scale manufacturing, laboratory and workshop operations are housed. In February 1999, the Company purchased a warehousing and administration facility in Muttenz, Switzerland, of approximately 6,212 square meters (66,865 square feet), including approximately 2,040 square meters (22,000 square feet) previously occupied by the Company under a leasing agreement. The purchase price of (L)3.1 million was financed by bank mortgage at 3% per annum with no repayments during the first five years. Interest and repayment terms will be renegotiated at the end of the five-year period. The building has since been extended and refitted to house additional administrative, research and laboratory operations and the building was officially re-opened on April 7, 2001.

    The Company's principal executive offices are located in an approximately 8,800 square meter (94,700 square feet) facility in London, England. The premises are occupied pursuant to leases expiring December 2005 at a total annual rent of approximately (L)522,000 per year. The Company also leases a small office space in New York City, New York, for a total annual rent of approximately $300,000 pursuant to a leasing agreement renewable in February 2001. The lease is currently being renegotiated and independent valuations being obtained. Approximately one-third of this facility is subleased for an annual rental of approximately $100,000.

    On March 10, 1999, the Company acquired SkyePharma Inc. (formerly named DepoTech Corporation) which maintains its principal operations in a leased a 7,600 square meter (82,000 square feet) building in San Diego, California. The facility houses production, research and development and administrative functions. The future minimum annual rental commitment ranges from $2.7 million to $4.3 million per year over the balance of the remaining lease term of approximately 15 years based upon pre-established annual rent increases. Effective June 2000, the Company subleased to a third party approximately 15,600 square feet of this facility. Sublease income will total approximately $998,000 over the term of the lease which expires July 31, 2002. With the acquisition of SkyePharma Inc., the Company also acquired the leasehold of a 2,020 square meter (21,746 square feet) purpose built facility, approved by the FDA for the commercial manufacture of DepoCyt. The lease expires in January 2006 and annual rentals range from $592,000 to $720,000 in this period. Additionally the Company maintains a leased facility containing primarily office space, with lease terms expiring in January 2006. The facility was subleased effective January 1, 2001 with annual rental income ranging from $306,000 to $352,000 for the terms of the sublease for which expires on January 31, 2006.

    On January 1, 2000, the Company assumed a lease for an office facility in Exton, Pennsylvania for a number of newly recruited U.S. business development employees. The office consisted of 296 square meter (3,190 square feet) of floor space and had an extended lease term of two years, expiring in December 2001. The annual rental for this office was approximately $74,000. On May 7, 2001 the office facility in Exton was completely destroyed by fire. Under the terms of the lease SkyePharma's obligations expired as of the date of the fire. The six employees located in this facility were unhurt and the Company has assumed a short-term lease in a new location in Exton. The new office consists of 85 square meters (920 square feet) and has a lease term of 3 months, expiring August 31, 2001. The monthly rental of this office is approximately $6,400.

    The Company believes that its current facilities are adequate to meet its anticipated needs for the foreseeable future.

Item 5: Operating and Financial Review and Prospects

    The following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements as a result of various factors, including those set forth under the caption "Risk Factors" and elsewhere in this Form 20-F.

    The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and related notes of the Company contained elsewhere in this Form 20-F. This discussion contains summarized financial information which has been derived from such financial statements. You should not rely solely upon such summarized information but should read this entire document. The Financial Statements have been prepared under accounting principles generally accepted in the United Kingdom which vary in certain important respects from accounting principles generally accepted in the United States. See Note 29 to the Consolidated Financial Statements included in Item 18 of this Form 20-F.

Operating Results

    The Company's revenues to date from continuing business have been principally generated by contract development revenue, including milestone payments from third parties, contract manufacturing and distribution, and royalty revenue from sales by third parties of products developed by the Company. See "Item 3: Key Information - Risk Factors - The Company's results of operations tend to fluctuate".

    The Group's operations relate wholly to one class of business, pharmaceuticals.

                                                                                           Year ended December 31,
                                                                           --------------------------------------------------------
                                                                                 1998                1999                2000
                                                                           ----------------    ----------------    ----------------
                                                                                                (in thousands)
By class of business:
Pharmaceuticals
 Contract development, including Milestone payments
   Receivable from third parties.......................................            (L)2,401            (L)9,045           (L)16,805
   Receivable from the Joint Venture...................................                  52                  --                  --
                                                                           ----------------    ----------------    ----------------
                                                                                      2,453               9,045              16,805
 Manufacturing and distribution .......................................               6,485               4,597               3,476
 Royalties receivable .................................................               1,987               4,097               4,011
                                                                           ----------------    ----------------    ----------------
                                                                                  (L)10,925           (L)17,739           (L)24,292
                                                                           ================    ================    ================
By location of customer:
 U.K. .................................................................              (L)207            (L)2,237           (L)13,178
 Continental Europe ...................................................               6,865              10,812               6,095
 U.S. .................................................................               3,434               4,590               4,284
 Rest of the world ....................................................                 419                 100                 735
                                                                           ----------------    ----------------    ----------------
                                                                                  (L)10,925           (L)17,739           (L)24,292
                                                                           ================    ================    ================


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

    In 1998, the Company also received contract development revenue, including milestone payments from the Joint Venture with Genta. On March 4, 1999 the Company reached an agreement with Genta relating to the outstanding liabilities and the future operation of the Joint Venture with Genta. The existing balances between the Joint Venture company and the parent companies have been waived and in addition Genta was released from future funding obligations. The Company did not suffer any material adverse financial consequences from its implementation of the agreement and fully recognized its 50% share of the net loss on operations in the Joint Venture in 1999. See "Item 4: Information on the Company - Business Overview - Joint Venture with Genta" for further details of the terms of this agreement.

    Commencing in 1997 the Company began generating revenue and incurring costs relating to contract manufacturing at its Lyon facility. See "Item 4:
Information on the Company - Business Overview - Manufacturing".

    The results for the year ended December 31, 1999 include revenues from SkyePharma Inc. which has been consolidated from the date of its acquisition in March 1999. At this point the Company began to incur costs relating to non-contract manufacturing at its San Diego facility. See "Item 4: Information on the Company - Business Overview - Injectable".

    After cost of sales, the Company's principal expenditures have related to administrative expenses, the Company's internal research and development costs, the costs of the corporate offices, interest expense and, prior to December 1998, the build-up of the sales and marketing organization in the United States.

    As the majority of the Company's principal expenses are incurred in Switzerland, France and the United States and the Company's revenues are substantially in U.S. dollars, the Company's results of operations, as reported in pounds sterling, can be materially influenced by changes in exchange rates.

    Inflation did not have a significant impact on the Company's operations during any of the periods presented.

Year Ended December 31, 2000 compared with the Year Ended December 31, 1999

                                                Year to             Year to
                                              December 31,        December 31,
                                                  2000                1999
                                            ----------------    ----------------
                                                       (in thousands)
Turnover................................           (L)24,292           (L)17,739
Cost of sales...........................             (15,598)            (14,854)
                                            ----------------    ----------------
Gross profit............................               8,694               2,885
Selling, marketing and distribution
  expenses..............................              (3,844)             (3,161)
Administration expenses.................             (12,630)            (12,584)
Research & development expenses.........             (13,104)             (6,728)
Other operating income..................               2,900                  --
                                            ----------------    ----------------
Operating loss..........................             (17,984)            (19,588)
Share of operating loss in Joint
  Venture...............................                  --                 (48)
                                            ----------------    ----------------
Loss on ordinary activities before
  interest and taxation.................             (17,984)            (19,636)
Reversal of provision for loss on
  disposal of fixed asset investment....                  --                 381
Interest receivable.....................               1,806               1,364
Interest payable........................              (3,508)             (1,391)
                                            ----------------    ----------------
Loss on ordinary activities before
  taxation..............................             (19,686)            (19,282)
Taxation................................                  (4)               (132)
                                            ----------------    ----------------
Retained loss...........................             (19,690)            (19,414)
                                            ================    ================


    Turnover in the year ended December 31, 2000 increased by 37% to (L)24.3 million compared to (L)17.7 million in 1999. This represents a cumulative annual growth rate of 28% since 1996.

    Contract research and development including milestone payments increased by 86% to (L)16.8 million in 2000. Milestone payments in 2000 include (L)8.9 million ($14 million) received from Bioglan on the licensing of Solaraze in the US, Canada and Mexico. Manufacturing and distribution revenues decreased to (L)3.5 million in 2000 compared to (L)4.6 million in 1999, mainly as a result of the absence of revenues from the manufacture and sale of DepoCyt. Royalty income was earned primarily from the licensing of part of the Group's portfolio of generic products and from Dilacor XR and amounted to (L)4.0 million in 2000 compared to (L)4.1 million in 1999. The first royalty income from Xatral was also received in the year. The Company also received (L)2.9 million during 2000 under its agreement to finance the development of DepoMorphine shown above as "Other Operating Income". See "Note 29 (12):
Summary of Material Differences between UK and US GAAP" for the accounting treatment of this transaction under U.S. GAAP.

    Cost of sales consists of research and development expenditure, including the costs of certain clinical trials incurred on behalf of our collaborative partners, the direct costs of contract manufacturing, direct costs of licensing arrangements and royalties payable. Cost of sales were

(L)15.6 million in 2000 compared to (L)14.9 million in 1999. Gross profit trebled to (L)8.7 million in 2000 compared to (L)2.9 million in 1999 as a result of the increase in milestone payments received.

    Selling, marketing and distribution expenses were (L)3.8 million in 2000 compared to (L)3.2 million in 1999, primarily due to a full year's expenses for SkyePharma's business development presence in North America. Research and development expenses increased by 95% to (L)13.1 million compared to (L)6.7 million in 1999, due primarily to increased expenditure on DepoCyt and DepoMorphine. Administrative expenses were (L)12.6 million in 2000, the same as in 1999, including amortization of (L)3.3 million in 2000, compared to
(L)1.5 million in 1999.

    In December 2000 the Group received other operating income of (L)2.9 million ($4.4 million) under an agreement with Paul Capital Royalty Acquisition Fund L.P. by which it will receive a total of $30 million over the next two years to fund the clinical development and regulatory submission of DepoMorphine in return for the sale of a proportion of potential future royalty and revenue streams from DepoMorphine and certain SkyePharma products. Research and Development costs for DepoMorphine were (L)4.3 million in 2000. This is explained more fully in Note 3 to the Consolidated Financial Statements included in Item 18 of this Form 20-F.

    Operating loss fell by 8% from (L)19.6 million in 1999 to (L)18.0 million in the year. This was achieved at a time when research and development expenses were almost doubled. The absence of DepoCyt from the market place in 2000 also adversely impacted SkyePharma's operating result by some (L)5.8 million. DepoCyt was re-introduced to the market in March 2001. The costs of amortizing goodwill and recent intellectual property acquisitions more than doubled to (L)3.3 million during the year.

    The Group's loss on ordinary activities before tax was (L)19.7 million in 2000, after a net interest payable increase of (L)1.7 million, compared to
(L)19.3 million in 1999. The loss per share for the year fell by 7% to 3.9 pence compared to 4.2 pence in 1999.

    Foreign currency exchange movements did not have a material impact on the results of operations in 2000 compared with 1999.

Year Ended December 31, 1999 compared with the Year Ended December 31, 1998

                                                                                                                       Year to
                                                                      Year to December 31, 1999                      December 31,
                                                       --------------------------------------------------------          1998
                                                           Existing          Acquisitions           Total               Total
                                                       ----------------    ----------------    ----------------    ----------------
                                                                                      (in thousands)
Turnover
Group and share of Joint Venture...................           (L)14,219            (L)3,520           (L)17,739           (L)11,038
Less: share of Joint Venture.......................                  --                  --                  --                (113)
                                                       ----------------    ----------------    ----------------    ----------------
Group turnover.....................................              14,219               3,520              17,739              10,925
Cost of sales......................................             (12,185)             (2,669)            (14,854)            (10,630)
                                                       ----------------    ----------------    ----------------    ----------------
Gross profit.......................................               2,034                 851               2,885                 295
Selling, marketing and distribution expenses.......              (1,291)             (1,870)             (3,161)             (4,230)
Administration expenses............................              (8,025)             (4,559)            (12,584)             (6,781)
Research & development expenses....................              (3,455)             (3,273)             (6,728)             (5,712)
                                                       ----------------    ----------------    ----------------    ----------------
Group operating loss...............................             (10,737)             (8,851)            (19,588)            (16,428)
                                                       ----------------    ----------------
Share of operating (loss)/profit in Joint Venture..                                                         (48)                 14
                                                                                               ----------------    ----------------
Loss on ordinary activities before interest and
  taxation.........................................                                                     (19,636)            (16,414)
Reversal of provision for loss on disposal of
  fixed asset investment...........................                                                         381                  --
Interest receivable................................                                                       1,364               1,396
Interest payable
 Group ............................................                                                      (1,391)             (6,619)
 Joint Venture ....................................                                                          --                (374)
                                                                                               ----------------    ----------------
Loss on ordinary activities before taxation........                                                     (19,282)            (22,011)
Taxation...........................................                                                        (132)                (85)
                                                                                               ----------------    ----------------
Retained loss......................................                                                     (19,414)            (22,096)
                                                                                               ================    ================


    On March 10, 1999 the Company completed the acquisition of SkyePharma Inc. The results of that company for the period March 10, 1999 to December 31, 1999 are included above under Acquisitions.

    During 1998 the Company recorded a one-time exceptional charge of approximately (L)1.3 million relating to the restructuring of its activities in North America, through the integration of Brightstone's clinical development and finance functions with SkyePharma Inc. The exceptional charges are recorded within cost of sales ((L)0.3 million) and selling, marketing and distribution expenses ((L)1.0 million).

    Turnover in the year ended December 31, 1999 was (L)17.7 million, an increase of (L)6.8 million, or 62% compared to (L)10.9 million in 1998. The acquisition of SkyePharma Inc. in March 1999 contributed revenues of (L)3.5 million. Excluding the impact of SkyePharma Inc., turnover from the group's existing businesses increased by 30%.

    Like other emerging pharmaceutical companies, SkyePharma can experience fluctuations in year-on-year turnover due to the timing of development income, milestone payments and licensing income. In addition major pharmaceutical partners increasingly prefer equity participations in exchange for a reduction in up front technology access fees and future milestone payments. In September 1999 the Company received an equity injection of (L)4.9 million from SmithKline Beecham

(now part of GlaxoSmithKline) in association with an agreement for the development of their anti-Parkinson's disease drug, Requip. In 1998 the company also received an equity injection of (L)6.0 million from Novartis in association with an agreement to jointly develop a new version of Foradil.

    Contract research and development revenues in 1999 including milestone payments was (L)9.0 million compared to (L)2.5 million in 1998, an increase of
(L)6.5 million, due to the commencement of new projects for corporate partners and the acquisition of SkyePharma Inc. ((L)2.7 million). Manufacturing and distribution revenues decreased to (L)4.6 million in 1999 compared to (L)6.5 million in 1998. This was due to the cessation of direct generic sales in the U.S. and the reduction of contract manufacturing revenues in accordance with the arrangement with Wyeth at Lyon, partly offset by revenues from the manufacture of DepoCyt of (L)0.8 million. Royalty and licensing income rose to
(L)4.1 million from (L)2.0 million reflecting additional licensing income from the Group's portfolio of generic products. Royalty income is earned primarily from Dilacor XR which fell from (L)1.9 million in 1998 to (L)0.8 million in 1999.

    Cost of sales consists of research and development expenditures, including the costs of certain clinical trials incurred on behalf of our collaborative partners, the direct costs of contract manufacturing, direct costs of licensing arrangements and royalties payable. Cost of sales rose to (L)14.9 million, including (L)2.7 million from acquisitions, compared to (L)10.6 million in 1998 due to increased contract research and development activity. Gross profit rose to (L)2.9 million in 1999 from (L)0.3 million in 1998, primarily due to licensing income.

    Selling, marketing and distribution expenses were (L)3.2 million compared to (L)4.2 million in 1998. This reflects savings generated by the restructuring of North American generic drug activities in late 1998 partly offset by an increase of (L)1.9 million, primarily SkyePharma Inc.'s share of selling, marketing and distribution expenses for DepoCyt under its collaboration agreement with Chiron Corporation. Research and development expenses were (L)6.7 million in 1999 compared to (L)5.7 million in 1998. Of the total research and development expenditure in 1999, (L)3.3 million related to the operations of the San Diego facility acquired during the year, (L)1.8 million related to the development of the Company's Geomatrix and inhalation technologies and (L)1.7 million was spent on its generic portfolio. Administrative expenses were (L)12.6 million, including (L)4.5 million in SkyePharma Inc., compared with (L)6.8 million in 1998. The increase included costs relating to the Company's listing in the U.S., integration costs of and surplus capacity at SkyePharma Inc. and a charge of (L)1.2 million for goodwill amortization relating to the acquisition of DepoTech.

    Operating loss, including acquisitions, amounted to (L)19.6 million in 1999 compared to (L)16.4 million in 1998. Some 45% of the loss results from acquisitions during the year. Eliminating the impact of acquisitions, the operating loss for the existing business fell by 35% from (L)16.4 million to
(L)10.7 million.

    During 1999 an agreement was reached with Genta on the future operation of the Joint Venture. At December 31, 1998 the Group held 232,056 unregistered shares in Genta, the carrying value of which had been reduced to zero in 1996 as they remained unregistered pending resolution of the future of the Joint Venture. Non-operating income of (L)0.4 million resulted from the sale of these shares following conclusion of the agreement.

    The Group's loss on ordinary activities before tax was (L)19.3 million in 1999 compared to (L)22.0 million in 1998. Of this loss (L)9.7 million, or 50% of the total net loss, resulted from the acquisition of SkyePharma Inc. in March 1999. In 1998 (L)5.9 million was charged as interest payable being the unwinding of the discount during the year on the provision for deferred consideration relating to the acquisition of Jago. At March 31, 2000, as a result of an agreement with Dr Gonella, the vendor of Jago, the Company obtained the right to satisfy the deferred consideration in shares rather than by cash. As such the fair value of the deferred consideration was reclassified as shares and warrants to be issued at December 31, 1999. No further discounting is required.

    The loss per share for the period was 4.2 pence, a 26% decrease compared to 1998. Losses decreased by 12% while the average number of shares rose by 21%.

    Foreign currency exchange movements did not have a material impact on the results of operations in 1999 compared with 1998.

Liquidity and Capital Resources

Overview

    Since the inception of its pharmaceutical business in 1995, the Company has financed its operations primarily by the sale of equity and debt securities, interest income and cash from operations.

    In September 1997, the Company placed 17.3 million ordinary shares, representing 5% of its existing share capital, with Directors and other investors at a price of 45 pence per share. The placing raised approximately
(L)7.4 million, net of expenses. A total of 6.1 million shares, with an aggregate value of (L)2.75 million at the placing price, were placed with Directors of the Company and their associated companies and trusts.

    In March 1998, the Company issued unsecured debentures (the "Debentures") in the aggregate principal amount of $18.6 million due February 2001, providing it with approximately (L)9.8 million of funding, net of expenses. The Debentures were issued at a discount equivalent to an annual rate of 3%. The Debentures conferred upon the holders thereof the right to apply the principal sum to subscribe for ordinary shares at any time in the three year period following the issue. The subscription price was calculated as the average of the three highest of the five lowest closing bid prices during the 20 day period prior to subscription, subject to a maximum subscription price of 90 pence per ordinary share. The amount of the Debentures to be applied in subscription for ordinary shares on any date was calculated by applying the 3% per annum discount rate to the principal sum. To issue these Debentures the Company required the approval of its Shareholders in a General Meeting.

    During the period March 1998 to January 2000 the Debentures were converted to an aggregate of 21,388,756 ordinary shares at prices between 44 and 65 pence per share.

    In consideration for the services provided by GEM Advisors Inc. in connection with the subscription for and issue of the Debentures, the Company granted an option to GEM, Ltd. and Global Strategic Holdings, Ltd., affiliates of GEM, on the terms of the agreement constituting the Class "C" Warrants, to purchase up to 1.8 million ordinary shares at an exercise price of 120 pence per ordinary share at any time up to March 11, 2001. The "C" Warrants were not exercised and lapsed on that date.

    In July 1998 the Company issued 36 million ordinary shares in the form of shares and ADSs in a public offering in the United States. Each ADS represents 10 ordinary shares. The offering raised (L)22.7 million net of expenses at an offering price of 70 pence per share or $11.48 per ADS.

    In November 1998, the Company issued 8,628,500 ordinary shares to Novartis Pharma in association with a collaborative agreement to jointly develop a new formulation of Foradil, a drug used for the treatment of asthma. The issue took place at a price of 70 pence per share and resulted in proceeds to the Company of (L)6.0 million.

    In October 1998 the Company acquired 16% of the common stock of DepoTech Corporation of San Diego (renamed SkyePharma Inc.) for a consideration of
(L)2.9 million. On March 10, 1999 the Company completed the acquisition by issuing to the former DepoTech shareholders 28,311,070 SkyePharma ordinary shares in the form of ADSs, valued at (L)20.0 million, plus the right to receive additional shares if one or both of two conditions occur. On April 1, 1999, the first condition, the approval by the FDA of DepoCyt for sale to the pubic, occurred and the Company issued to the former DepoTech shareholders an additional 16,177,849 SkyePharma ordinary shares valued at

(L)9.8 million, in the form of ADSs. The second condition was the signing by March 31, 2000, by a corporate partner of a development and commercialization agreement for DepoMorphine or a macromolecule for the delivery of drugs using DepoFoam. On April 4, 2000 the Company announced that the final contingent payment on the acquisition of DepoTech had been triggered following the signing of a contract to utilize DepoFoam technology for a macromolecule. As a result 12,132,600 shares were issued on April 25, 2000 at a value of (L)13.3 million. In connection with the acquisition the Company agreed that outstanding warrants to purchase DepoTech common stock on the effective date of the merger would become warrants to purchase the Company's Ordinary Shares. Following the issue of shares on April 25, 2000 the former DepoTech shareholders became entitled to a further 458,144 warrants with a value of
(L)0.2 million. Taking into account these final payments, the total consideration paid on the acquisition of DepoTech was (L)49.4 million.

    In April 1999, pursuant to the terms of a collaboration agreement with Chiron Corporation of San Diego, SkyePharma Inc. issued a secured promissory note for $9.7 million payable in three equal installments in June 2000, 2001 and 2002.

    In May 1999, the Company signed an agreement with Silicon Valley Bank for the financing arrangements of SkyePharma Inc. Under the agreement, the Company covenanted to hold cash balances at SkyePharma Inc. equivalent to the greater of 75% outstanding loan balances or three months' cash burn, and the Company covenanted to hold on a consolidated basis, cash balances equivalent to six months' cash burn, all balances being held on an unrestricted basis. With effect from April 1, 2000 the cash holding covenant on a consolidated basis was removed and the required cash holding at SkyePharma Inc. was amended to the greater of 1.5 times outstanding loan balances or three months' of its own cash burn. At December 31, 2000 SkyePharma Inc.'s outstanding loan balances amounted to (L)1.3 million. With effect from March 16, 2001 the required cash holding at SkyePharma Inc. was amended to 1.5 times outstanding loan balances.

    In July 1999 the Company completed an agreement for the purchase of intellectual property from Medac GmbH, a private German company. Initial consideration for this purchase was in the form of 3.1 million SkyePharma PLC ordinary shares with a market value of $2.5 million at the date of acquisition and $2.5 million in cash. On July 21, 2000 the Company issued 1,461,455 shares with a market value of $2.0 million to Medac being deferred consideration due upon the satisfactory transfer of the nano-particulate technology and know-how to SkyePharma. The agreement provides for additional consideration of a further $3.0 million in cash subject to compliance by the vendor with certain terms specified in the agreement. This payment was made on April 17, 2000.

    In September 1999 the Company issued 8.7 million shares to SmithKline Beecham (now part of GlaxoSmithKline) in association with an agreement for the development of their anti-Parkinson's disease drug, Requip. The issue took place at a price of 56.95 pence per share and resulted in proceeds to the Company of (L)4.9 million.

    In October 1999 the Company acquired the tangible assets and intellectual property of Hyal from the court appointed receiver and administrator of Hyal for a total consideration of (L)5.7 million plus acquisition expenses of
(L)0.2 million. The consideration was satisfied by (L)1.3 million in cash,
(L)0.7 million of secured loans and advances previously made by SkyePharma in the period from May to September 1999, and (L)3.9 million of unsecured debentures of Hyal acquired by SkyePharma in August 1999 in exchange for 5.4 million ordinary shares of the Company. In addition, and because Hyal was in receivership at this time, SkyePharma indemnified the receiver to the extent that (L)4.6 million exceeded the amount that SkyePharma would ultimately be entitled to receive as a creditor of Hyal. This indemnity was secured by an irrevocable letter of credit open for up to one year in the amount of Cdn $1.0 million. During 2000 the letter of credit was called to recover the shortfall in the receivership process. In return, SkyePharma, as one of the creditors of Hyal, was awarded 7 shares for every dollar shortfall in the process. As a result, in April 2001 SkyePharma received 8.0 million shares, representing approximately 19.5% of Hyal. Since the shares are not currently traded on a public market there is currently no value attributable to these shares and they will be recorded at zero cost.

    On June 16, 2000 the Company issued five year, 6% Convertible Bonds (the "Bonds") raising approximately (L)57.4 million net of expenses. The Bonds have an initial conversion price of 132 pence, representing a premium of 27% over the prevailing market price of 104 pence on the pricing date May 17, 2000. The conversion price may be recalculated based upon the average of the 10 dealing days prior to June 19, 2001. However, in no event can the conversion price fall below 83 pence.

    In December 2000 the Group received (L)2.9 million ($4.4 million) under an agreement with Paul Capital Royalty Acquisition Fund, L.P. by which it will receive a total of $30 million over the next two years to fund the clinical development and regulatory submission of DepoMorphine in return for the sale of a proportion of potential future royalty and revenue streams from DepoMorphine and certain SkyePharma products. Research and development costs for DepoMorphine were (L)4.3 million in 2000.

Cash Flow

    Total cash outflow from operations (before use of liquid resources and financing) in 2000 was (L)26.8 million, including purchases of intangible fixed assets of (L)7.2 million and purchases of tangible fixed assets of
(L)8.4 million. The Company's cash position including short-term bank deposits at December 31, 2000 amounted to (L)40.0 million, net of bank overdrafts of
(L)2.8 million.

    Based upon the Company's business plan and given the recent funding described above, the Directors anticipate that the Company will have sufficient resources to fund its current operations through at least the next twelve months. The additional funding will enable the Company to selectively develop a number of key projects to a later stage of development prior to licensing out, thereby potentially increasing its share of the profits.

    The Company is an emerging pharmaceutical company and expects to absorb cash until products are fully commercialized. Much of the Company's cash requirement is of an investment nature and is to a great extent discretionary. Funds will be used for the Company's own product development efforts and capital expenditure.

    The Company is reliant on collaborative partners and upon its ability to continue to obtain new development contracts from third parties to further develop and commercialize its drug delivery technologies. See "Item 3: Key Information - Risk Factors". The Company is dependent on Geomatrix and DepoFoam technologies as to which further successful development is uncertain; the failure by the Company's collaborative partners to provide funding, obtain regulatory approvals and conduct marketing activities could adversely affect the Company's business.

Borrowings

    At December 31, 2000 the Company had short-term borrowings, including obligations under finance leases, amounting to (L)7.0 million and long-term borrowings, including obligations under finance leases and Debentures, amounting to (L)69.2 million. Further information on the level of borrowings is set out in Notes 15, 16, 17 and 25 to the Consolidated Financial Statements included in Item 18 of this Form 20-F.

    Capital commitments, contracted for but not provided in the accounts, were
(L)0.4 million at December 31, 1999 and (L)0.3 million at December 31, 2000. The Company had total annual commitments under operating leases for rentals amounting to (L)3.0 million at December 31, 1999 and (L)3.5 million at December 31, 2000. In addition, the Company had total annual commitments under finance leases amounting to (L)1.3 million at December 31, 1999 and (L)1.0 million at December 31, 2000. The Company expects to fund its commitments from its existing cash resources.

Deferred Consideration

    At March 31, 2000 a settlement agreement was signed establishing the full and final settlement of the deferred consideration payable to the vendor of Jago, Dr Gonella. The settlement to be made entirely in shares, was approved by shareholders at the Company's Annual General Meeting held on July 11, 2000. See "Item 7: Major Shareholders and Related Party Transactions". On July 20, 2000, 6 million ordinary shares were issued to Dr Gonella at a price of 94.25 pence. Also on July 20, 2000, 24 million Deferred non-equity shares were issued. The contingencies determining the conversion of the Deferred Shares into ordinary shares are set out in Note 22 to the Consolidated Financial Statements included in Item 18 of this Form 20-F. In the event that these conditions are not satisfied prior to May 3, 2006 the Deferred Shares will not be converted and will be cancelled. The vendor will not be entitled to any other compensation nor additional compensation. On issue, the ordinary and Deferred Shares were recorded in share capital and share premium. At December 31, 1999 prior to the issue of the shares, in the Directors' opinion, 30 million ordinary shares were likely to be issued under the terms of the Settlement Agreement and a figure of (L)33 million was recorded within "Shares and warrants to be issued", based upon a closing price of 110 pence on March 31, 2000, the date of the Settlement Agreement.

    At December 31, 1999 deferred consideration of (L)3.9 million on the acquisition of Krypton and (L)1.2 million ($2.0 million) on the purchase of intellectual property from Medac was recorded within "Shares and warrants to be issued". In addition, (L)1.9 million was recorded within "Provisions for liabilities and charges" for a $3.0 million cash payment due to Medac on March 31, 2001 under the terms of the purchase agreement. On July 21, 2000 the Company issued 1,461,455 shares with a market value of $2.0 million to Medac being deferred consideration due upon the satisfactory transfer of the nano-particulate technology and know-how to SkyePharma. At December 31, 2000 deferred consideration of (L)5 million has been recorded within "Shares and Warrants to be issued" on the acquisition of Krypton based on market prices at that date, and (L)2.0 million ($3.0 million) has been recorded within provisions on the purchase of intellectual property from Medac. This payment was made on April 17, 2001. In addition the Company will need to renegotiate elements of the Krypton acquisition agreement following the change in the Company's strategy for the sale of its generics. This change in strategy did not have an impact on direct costs during 2000. See the Company's Consolidated Balance Sheets on page F-3 and the accompanying Notes.

Research and Development, Patents and Licenses

    For a discussion of the Company's research and development activities, see "Item 4: Information on the Company - Business Overview - Research and Development" and patents and licenses, see "Item 4: Information on the Company
- Business Overview - Patents and Proprietary Rights".

Trend information

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

Item 6: Directors, Senior Management and Employees

Directors and Senior Management

Name                                                            Age                                 Position
---------------------------------------                     -------------    ------------------------------------------------------
Ian Gowrie-Smith(1)(5).................................                52                                        Executive Chairman
Michael Ashton(1)(5)...................................                55                                   Chief Executive Officer
Donald Nicholson(1)....................................                43                   Finance Director and Executive Director
Suzanne V. McLean(1)(2)................................                47                     Company Secretary and General Counsel
Air Chief Marshal Sir Michael Beavis(3)(4).............                71                 Senior Independent Non-Executive Director
R. Stephen Harris(3)(4)................................                58                                    Non-Executive Director
Dr. Keith Mansford(4)(5)...............................                69                                    Non-Executive Director
Tamar Howson(3)(5).....................................                52                                    Non-Executive Director
Dr Argeris (Jerry) Karabelas(3)(4).....................                48                                    Non-Executive Director
Walter Zeller(3).......................................                70                                    Non-Executive Director

---------------

(1) Member of Executive Committee.

(2) Not a Director of the Company.

(3) Member of Audit Committee.

(4) Member of Remuneration Committee.

(5) Member of Nomination Committee.

    Ian Gowrie-Smith has been Executive Chairman of the Board of the Company since January 1995. From January 1995 to November 1998 he was also Chief Executive Officer of the Company. He has more than 13 years of management experience in the pharmaceutical industry, most recently as Chief Executive Officer of Medeva plc. He graduated with a Bachelor of Commerce degree from the University of Melbourne in 1970.

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

    Donald Nicholson was named Finance Director in March 1997. He joined the Company in February 1996 as Chief Financial Officer and was appointed to the Board in March 1997. He has more than 11 years of experience in the healthcare industry. Prior to joining the Company he was Corporate Strategy and Finance Director at Corange Group. Mr. Nicholson is a member of the Institute of Chartered Accountants of Scotland and obtained a B.Com (Hons) degree from the University of Edinburgh in 1980.

    Suzanne V. McLean joined the Company in September 1999 as International Legal Counsel and Company Secretary. She has 20 years of international legal experience in commerce and industry. Prior to joining the Company she was Legal Director and Company Secretary at Biocompatibles International plc. She has a Business Law degree from Guildhall University and was called to the Bar in 1979.

    Sir Michael Beavis was appointed to the Board in 1989 and was appointed Senior Independent Non-Executive Director in May 2001. He retired from the Royal Air Force in 1987 as an Air Chief Marshal. His last appointment was Deputy Commander-in-Chief Allied Forces Central Europe. He became a defense consultant with Burdeshaw Associates in 1987 and is Non-executive director of the Alliance Aircraft Corp. US. He graduated from the Royal Air Force Staff College in 1963 and from the Royal College of Defense Studies in 1974.

    R. Stephen Harris was appointed to the Board in November 1995. He has 35 years of commercial experience in the pharmaceutical industry, having worked for ICI Pharmaceuticals,

Merck, Eli Lilly, Boots, Reckitt & Colman and Gensia; and was Director of Development and Licensing with Medeva plc. He is Non-executive Chairman of Proteome Sciences plc and Non-executive Director of Advanced Medical Solutions Group Plc, Pharmaceutical Profiles Limited, Microscience Limited and Trigen Ltd. He is a member of the Pharmaceutical Society of Great Britain and graduated with a B.Sc in Pharmacy from the University of London in 1964.

    Tamar Howson was appointed to the Board in September 2000. Ms Howson was Senior Vice President and Director Worldwide Business Development at SmithKline Beecham plc until mid 2000. Ms Howson's previous appointments also include Director of Worldwide Business Development and Licensing at Squibb Corporation. She obtained an M.Sc. in Chemical Engineering from the City College of New York and an MBA from Columbia University.

    Dr Argeris Karabelas was appointed to the Board in November 2000. Dr Karabelas has more than 20 years' experience in the pharmaceutical industry having spent the majority of his career with SmithKline Beecham plc. Dr Karabelas was appointed Chairman of the Novartis Venture Fund in July 2000 having previously held the position of CEO of Novartis Pharma AG. He is also an external director of Layton Biosciences, California; Fox Chase Cancer Center, The University of the Sciences in Philadelphia, and a member of the Scientific Advisory Committee of the Massachusetts General Hospital, Boston. He received a Ph.D. in Pharmacokinetics from the Massachusetts College of Pharmacy in 1979.

    Dr. Keith Mansford was appointed to the Board in March 1996. He has over 40 years' experience in the pharmaceutical and biotechnology sectors principally with Beecham Group and SmithKline Beecham plc. From 1982 to 1992 he was Chairman of Research and Development at SmithKline Beecham plc. He is an external director of Sepracor Inc. and of Mindset Pharmaceuticals. He is Chairman of Mansford Associates, an international healthcare consultancy. He obtained a B.Sc in Chemistry and a M.Sc in Biochemistry from the University of Durham and a Ph.D. in Biochemistry from the University of London.

    Walter Zeller was appointed to the Board in February 1996. He has more than 30 years' experience in the pharmaceutical industry. Until 1995 he was the Chief Financial Officer of Corange Ltd., the parent company of Boehringer Mannheim and DePuy. He is a Non-executive director of Henkel and Cie AG. He obtained a B.Sc in Business Administration from State Commercial College, Zurich.

    There are no arrangements or understandings with major shareholders, customers or suppliers or others pursuant to which any person was selected to serve as a director or senior manager.

    There are no provisions within the directors service contracts that provide for any benefit to accrue to any director upon termination of employment save that salary may be paid in lieu of notice.

Compensation

    The following table sets forth certain information regarding the compensation paid to directors and officers of the Company in the year ended December 31, 2000.

                                                                                                                      All Other
                                                         Salary               Bonus           Pension Benefits     Compensation(1)
Name                                                     ((L))                ((L))                ((L))                ((L))
 -----------------------------                      -----------------   -----------------    -----------------    -----------------
Ian Gowrie-Smith ...............................              376,250              60,200               47,031               20,051
Michael Ashton(1) ..............................              322,500              51,600               40,313               59,568
Donald Nicholson ...............................              161,250              25,840               20,156                9,828
Suzanne V. McLean(2) ...........................              116,667              19,200               14,583                9,000
Dr. Jacques Gonella(3) .........................               25,000                  --                   --                   --
Air Chief Marshal Sir Michael Beavis ...........               25,000                  --                   --                   --
Stephen Harris .................................               25,000                  --                   --                   --
Dr. Keith Mansford .............................               25,000                  --                   --                   --
Dr. Thomas Rinderknecht(4) .....................               32,548                  --                   --                   --
Nigel Wray(5) ..................................               20,833                  --                   --                   --
Walter Zeller ..................................               36,714                  --                   --                   --
Tamar Howson(6) ................................                6,442                  --                   --                   --
Dr. Argeris Karabelas(7) .......................                2,083                  --                   --                   --

---------------

Includes company car allowance and medical insurance for directors, officers and their families.

(1) Includes living allowance and school fees

(2) Miss McLean is an officer who is not a director

(3) Dr. Gonella resigned effective June 6, 2001

(4) Dr. Rinderknecht resigned effective November 3, 2000

(5) Mr Wray resigned effective November 30, 2000

(6) Ms. Howson was appointed effective September 28, 2000

(7) Dr. Karabelas was appointed effective November 30, 2000

    In the year ended December 31, 2000 the Company paid (L)1,552,657 in aggregate compensation to its directors and officers as a group (13 persons).

    The Remuneration Committee of the Board of Directors administers a bonus plan for the Company's executive directors and officers. Pursuant to the plan, executive directors and officers may receive a bonus of up to 25% of their base salary for periods to December 31, 2000. Bonuses are paid at the discretion of the Remuneration Committee in recognition of the individual's contribution to the success of the Company and the achievement of specified objectives. A Deferred Share Bonus Plan has been introduced for 2001. Under the Plan, the maximum bonus which an executive of the Company can earn has been increased to 60% of salary but there will be a mandatory deferral, currently 50%, of all bonuses in the form of Company shares which will normally have to be held by recipients for a period of three years. As a further inducement to retention of key personnel, the Company is currently proposing to provide one matching share for each executive share acquired, provided that the shares are held for three years. The primary performance targets for the Executives of the Company for the financial year 2001 are that the Company achieves its financial targets for 2001, substantially a break-even position.

Pension and Savings Plans

    The Company operates various defined contribution plans for its employees in the United Kingdom, Switzerland and the United States. The Company's contributions to these plans are charged to the income statement in the year to which they relate, and the assets are held in separate trustee administered funds. In 2000, the Company contributed (L)532,000 (1999 (L)513,000) to pension and savings plans.

    The Company operates a defined benefit scheme in respect of its employees in France, the assets of which are not held by an externally administered fund. On acquisition of Jago Production

SAS in 1997 the retirement commitments were valued and a provision set up. The actuarial method used was the unit credit with service prorate actuarial cost method. Main assumptions include a discount rate of 6.29% and a rate of salary increase of 3.5%. The calculation of accrued benefits used in valuing the retirement benefit commitment was prepared on the basis of the pharmaceutical industry's collective bargaining agreement applying to the relevant employees. In 1999 the scheme was revalued and a gain of (L)44,000 recognised. This reflected a reduction in the number of employees covered by the scheme.

Board Practices

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

    The Board has an Executive Committee, an Audit Committee, a Remuneration Committee and a Nomination Committee. The Executive Committee is responsible for the executive management of the Company. It is chaired by the Chief Executive Officer and is comprised of the executive directors and senior management identified above. The Executive Committee generally meets monthly between Board meetings.

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

    The Nomination Committee is responsible for making recommendations to the Board on any appointment to the Board. The Nomination Committee is comprised of the Chairman and Chief Executive Officer and the Non-executive directors identified above.

Employees

    The following table shows the distribution of the year end number of employees for the last three fiscal years by activity and geographic location:

                                                                                           Year ended December 31,
                                                                           --------------------------------------------------------
                                                                                 1998                1999                2000
                                                                           ----------------    ----------------    ----------------
By category of activity:
 Corporate Management and Administration ..............................                  34                  50                  50
 Marketing operations .................................................                  26                   7                  10
 Research and Development .............................................                  99                 161                 169
 Manufacturing Operations .............................................                 115                 146                 146
                                                                           ----------------    ----------------    ----------------
                                                                                        274                 364                 375
                                                                           ----------------    ----------------    ----------------
By geographic location:
 U.K. .................................................................                  14                  15                  15
 Switzerland ..........................................................                 117                 126                 131
 France ...............................................................                 121                 124                 120
 U.S. .................................................................                  22                  99                 109
                                                                           ----------------    ----------------    ----------------
                                                                                        274                 364                 375
                                                                           ----------------    ----------------    ----------------
Number of employees with scientific qualifications:
 PhD's, masters or medical degrees ....................................                  32                  68                  68
 Scientists (including PhD's, masters or medical degrees) .............                  94                 155                 166
                                                                           ----------------    ----------------    ----------------
                                                                                        126                 223                 234
                                                                           ----------------    ----------------    ----------------


    The Company believes that it has good relations with its employees and labor unions.

Share Ownership

    The following table sets out the interests of Directors in the ordinary shares of the Company (including the interests of their immediate families and persons connected with the Directors) as at June 7, 2001.

                                  Number of              Percentage of issued
Name                           ordinary shares               share capital
 ---------------------    -------------------------    -------------------------
Ian Gowrie-Smith .....                   25,122,972                       4.850%
Michael Ashton .......                      110,000                       0.021%
Donald Nicholson .....                      137,000                       0.026%
Air Chief Marshal Sir
Michael Beavis .......                      172,000                       0.033%
Stephen Harris .......                       46,500                       0.009%
Dr Keith Mansford ....                       16,000                       0.003%
Walter Zeller ........                       55,000                       0.011%


    In addition to the interests shown above Dr A Karabelas had a beneficial interest in 2,000 American Depositary Receipts and Mr I R Gowrie-Smith had a beneficial interest in 20,000 convertible bonds, all issued by the Company.

    The aggregate number of ordinary shares underlying the Company's outstanding options and warrants as of June 7, 2001 was 30,958,414.

Share Option Plans

    The Company has five share option schemes; grants between 1996 and 1998 being made under the 1988 Executive Share Option Scheme and the European and North American Scheme and grants from April 1999 being made under the SkyePharma PLC 1999 Share Option Scheme, the European and North American 1999 Scheme and the SkyePharma Holding Inc 1999 Stock Option Plan for SkyePharma Inc. Employees.

    During 2000, an independent firm of executive compensation consultants carried out a review on behalf of the Board. The result of this review was that the Board felt that the Company's existing arrangements (comprising share options and the payment of an annual bonus) did not go far enough to enable the Company to recruit and retain high caliber individuals. In particular, it believed that the current arrangements did not provide sufficient retention of executives at times when options became less effective due to external market fluctuations independent of the Company's actual performance. In addition the review concluded that the Company's Share Option Schemes needed to be amended to bring them into line with current competitive practices within the markets in which the Company operates. As a result of these concerns, the SkyePharma PLC Deferred Share Bonus Plan (the "Deferred Share Bonus Plan") was introduced and certain amendments were made to the Company's existing Option Schemes. In drawing up these proposed changes, the Board also consulted with its largest shareholders.

    The amendments to the SkyePharma PLC 1999 Share Option Scheme and the US sub-plan, the 1999 SkyePharma Holdings Inc. Employees Stock Option Plan (together the "Share Option Schemes") are as follows:-

      o The removal of the individual participation limits of four times remuneration (normal options) and eight times remuneration (super options) and the introduction of an annual limit of 200% of remuneration. The Board proposed this change as the Company's grant policy for options is changing from a limit based on each executive holding four or eight times remuneration to annual grants of options.

      o The removal of the flow limits on new issue shares contained in the Option Schemes and the replacement with a single corporate limit allowing the Company to issue 10% of its shares within a ten year period to satisfy awards to employees under the Option Schemes or any other Company share arrangement under which shares may be issued. Where awards are granted to executives which will be satisfied by the issue of shares no more than 5% of the Company's shares will be issued under the Option Schemes or any other Company share arrangements under which shares may be issued provided that this limit may be exceeded if the executives are required to satisfy more stretching performance requirements. The Remuneration Committee will be monitoring the issue of shares during the ten year period.

      o The facility to issue an additional 5% of the Company's shares above the 10% in ten years limit. This was requested for the following reasons only:-

            - to provide shares for options granted as replacement options or new options to the employees of acquisitions. The Company has undertaken a number of acquisitions and the resulting exchange of options has put pressure on the Company's new issue limits. In particular, taking into account the size of the acquisitions and the relatively small issued share capital of the Company;

            - to provide additional flexibility to grant options to US employees of the Company. Market practice in the US is to grant higher levels of options in the pharmaceutical/ biotechnology area than in the UK. The Company has minimal operations in the UK and significant operations in the US. In order to be competitive with its US counterparts, who are generally able to use a greater percentage of their share capital for employee options, the Company sought shareholder approval to issue this additional 5% in ten years.

            This additional flexibility relates only to Option Schemes. All other Company share arrangements under which shares may be issued will be restricted to the global 10% in ten years limit on new issue shares.

      o The Company formerly granted options, the exercise of which, was subject to share price performance compared to the FT-SE All Share Index or the FT-SE 250 for Super Options. The performance period has a rolling base year. The exercise of any future grant of options will be subject to comparative total shareholder return performance against a comparator group of the UK Pharmaceuticals Sector and selected international drug delivery companies (the Company will review the performance measures at each grant to ensure their continued appropriateness). Future option grants will not be subject to re-testing and total shareholder return will be measured from a fixed base period at the end of the performance period. The Remuneration Committee will satisfy itself that the Company's total shareholder return performance is a genuine reflection of the Company's underlying performance.

    The Company has decided within the current rules of the SkyePharma PLC 1999 Share Option Scheme to normally transfer the employer's national insurance contributions on the gain on the exercise of unapproved options to the option-holder.

SkyePharma PLC 1999 Share Option Scheme

    The SkyePharma PLC 1999 Share Option Scheme (the "Scheme") is divided into two parts, the first of which is approved by the Inland Revenue and the second of which is unapproved. The unapproved part is designed for the grant of options to employees the value of which may exceed the approved limit of
(L)30,000. Except to the extent required to obtain Inland Revenue approval, the two parts of the Scheme are similar in all material respects.

    The Scheme is governed by the Rules of the Scheme and is administered by the Board of Directors of the Company. Eligibility for participation in the Scheme is limited to those employees of SkyePharma, including Directors, who work for SkyePharma at least 25 hours per week as may from time to time be invited to participate by the Board. No Director or employee will be entitled as of right to participate in the Scheme.

    Options may be granted under the Scheme within six weeks of the day on which the Company first announces its annual or interim results in any year in which the Scheme is in operation or any date on which the Directors determine that exceptional circumstances exist which justify the grant of options at that date. Initially, offers to participate also had to be made within six weeks of May 19, 1999, the date of approval of the Scheme by shareholders. No consideration is payable on the grant of an option. An option may not be granted to an individual selected to participate if the total subscription price thereunder would exceed 200% of the participant's remuneration in that year. Remuneration includes salary, commission and bonuses, but excludes benefits in kind. In the case of the approved part of the Scheme, participants may only be granted options up to a value of (L)30,000. The Directors will only grant options to replace those already exercised if they are satisfied that there has been sustained improvement in the performance of the Company over not less than a two to three year period prior to such grant. Benefits under the Scheme are not pensionable.

    The price per ordinary share at which a participant may acquire ordinary shares (the "Option Price") on the exercise of an option will be at the discretion of the Board, but shall not be less than the market value (as defined in the Rules) of an ordinary share at the date of grant and shall not in any event be less than the nominal value of an ordinary share.

    Options granted pursuant to the Scheme may not be exercised prior to the third anniversary of their grant and must be exercised before the expiry of ten years from the date of grant. Super options may not be exercised prior to the fifth anniversary of their grant and must be exercised before the expiry of ten years from the date of grant. Options may be exercised in whole or in part in respect of any number of ordinary shares subject to a minimum of 1,000 ordinary shares. An option granted under the Scheme may not be exercised unless the relevant condition, as specified by the Directors or a committee thereof and notified to the participant no later than the date of grant, is satisfied. In the case of a super option, the performance condition specified by the Directors will be more challenging and in accordance with criteria recommended by the Association of British Insurers.

    If a participant leaves the service of the Company by reason of injury, disability, redundancy or normal retirement, or because the company by which such participant is employed ceases to be a member of the Company, such participant will be entitled to exercise any options in accordance with the rules of the Scheme. If a participant leaves the service of the Company by reason of death, such participant's personal representative will be entitled to exercise any options within 12 months following the date of such participant's death. If a participant leaves the service of the Company for any reason other than the foregoing, such participant will be entitled to exercise any options within six months of leaving the service of the Company.

    If an offeror obtains control of the Company on the occurrence of (i) a general offer to acquire the whole of the ordinary share capital of the Company, (ii) pursuant to an offer, an offeror becoming entitled to acquire the shares under Sections 428-430 of the Companies Act 1985 (the "Act") or
(iii) a compromise or arrangement being sanctioned by the Court under Section 425 of the Act, then an option holder and the offeror may agree that the options held can be exchanged for equivalent options in the offeror. Alternatively, if an offeror gains control pursuant to either a general offer or a compromise or arrangement pursuant to Section 425 of the Act, then the option holder may in the case of a general offer, exercise his options within six months following the later of the date of the acquisition or the date upon which the offer becomes unconditional, or in the case of a court order sanctioning a compromise or arrangement, within six months of that date.

The European and North American Scheme

    The European and North American Scheme is in all material aspects identical to the SkyePharma PLC 1999 Share Option Scheme, except that eligibility is restricted to employees in Europe and North America. No further grants will be made under this Scheme.

SkyePharma Holdings Inc 1999 Stock Option Plan for SkyePharma Inc. Employees

    The SkyePharma Holdings Inc 1999 Stock Option Plan (the "Plan") is governed by the rules of the Plan and is administered by the Board of Directors of the Company acting through the Remuneration Committee. The Plan will be available to all officers and key employees of SkyePharma Holdings Inc. and its subsidiaries who render services which contribute to its management growth or financial success, at the discretion of the Remuneration Committee. No
Director or employee will be entitled as of right to participate in the Plan.

    Options may be granted under the Plan within six weeks of the day on which the Company first announces its annual or interim results in the year which the Plan is in operation or any date on which the Remuneration Committee determines that exceptional circumstances exist which justify the grant of options at that date. Initially, options may be granted within six weeks of May 19, 1999, the date of approval of the Plan by shareholders. An option could not be granted to an individual selected to participate if the total subscription price thereunder exceeds 200% of his remuneration in that year. Remuneration includes salary, commission and bonuses, but excludes benefits in kind.

    If an option is to qualify for tax benefits under certain provisions of the U.S. Internal Revenue code of 1986 as amended, ("income options") then the aggregate exercise price of options first becoming exercisable in any one calendar year may not exceed U.S.$100,000.

    The price per ordinary share at which a participant may acquire ordinary shares (the "Option Price") on the exercise of an option will be at the discretion of the Remuneration Committee, but shall not (in the case of Incentive Options) be less than the market value (as defined in the rules of the Plan), or (in the case of options which are not Incentive Options) 85% of the market value (as so defined) of an ordinary share at the date of grant and shall not in any event be less than the nominal value of an ordinary share.

    Options must be exercised before the expiry of ten years from the date of grant. The earliest date at which an option may be exercised is at the discretion, in each case, of the Remuneration Committee. The Remuneration Committee may, but is not obliged, to impose conditions on the exercise of an option. In exercising its discretion in these respects, the Remuneration Committee will seek to act in the best interests of the Company, having regard to the conflicting requirements of, on the one hand, the custom and practice in the U.S. with regard to the grant of share options, and the expectations of U.S.-based employees, and on the other hand, the need to operate the Plan in such a way as complies with best U.K. practice.

    If a participant leaves the service of the Company by reason of injury, disability, redundancy or normal retirement, or because the company by which such participant is employed ceases to be a member of the Company, such participant will be entitled to exercise any options in accordance with the rules of the Plan. If a participant leaves the service of the Company by reason of death, such participant's personal representative will be entitled to exercise any options within 12 months following the date of such participant's death. If a participant leaves the service of the Company for any reason other than the foregoing, such participant will be entitled to exercise any options within 90 days of leaving the service of the Company.

    If an offeror obtains control of the Company on the occurrence of (i) a general offer to acquire the whole of the ordinary share capital of the Company, (ii) pursuant to an offer, an offeror becoming entitled to acquire the shares under Sections 428-430 of the Companies Act 1985 (the "Act") or
(iii) a compromise or arrangement being sanctioned by the Court under Section 425 of the Act, then an option holder and the offeror may agree that the options held can be exchanged for equivalent options in the offeror. Alternatively, if an offeror gains control pursuant to either a general offer or a compromise or arrangement pursuant to Section 425 of the Act, then the option holder may in the case of a general offer, exercise his options within six months following the later of the date of the acquisition or the date upon which the offer becomes unconditional, or in the case of a court order sanctioning a compromise or arrangement, within six months of that date.

Outstanding Options

    The following table sets forth certain information concerning the options issued to certain directors and officers of the Company pursuant to the Company's share option plans as of June 7, 2001:

Ordinary Options

                                        Number of ordinary
                                        shares Underlying           Exercise
Name                                     Options Granted              Price           First Exercise Date      Last Exercise Date
 ---------------------------------   -----------------------    -----------------    ---------------------    ---------------------
Ian Gowrie-Smith(1)(2) ...........                 1,234,568                81.0p         December 6, 1999         December 6, 2006
                                                     575,539                69.5p           April 19, 2002           April 19, 2009
Donald Nicholson(1) ..............                   533,333                75.0p           April 29, 1999           April 29, 2006
                                                      86,022                93.0p           March 31, 2001           March 31, 2008
                                                     172,662                69.5p           April 19, 2002           April 19, 2009
Michael Ashton(3) ................                   639,077                93.0p           March 31, 2001           March 31, 2008
                                                     871,451                69.5p           April 19, 2002           April 19, 2009

---------------

(1) Issued pursuant to the Executive Share Option Scheme. (This scheme has subsequently expired in respect of further grants and new options are now granted under the SkyePharma PLC 1999 Share Option Scheme).

(2) Also holds "B" Warrants. See "- Warrants".

(3) 639,077 issued pursuant to the European and North American Scheme (This scheme has subsequently been amended and options are now granted under the European and North American 1999 Scheme) and 871,451 issued pursuant to the SkyePharma PLC 1999 Share Option Scheme.

Super Options

                                        Number of ordinary
                                        shares Underlying           Exercise
Name                                     Options Granted              Price           First Exercise Date      Last Exercise Date
 ---------------------------------   -----------------------    -----------------    ---------------------    ---------------------
Ian Gowrie-Smith .................                 2,385,009               56.67p             May 25, 2004             May 25, 2009
Donald Nicholson .................                 1,022,147               56.67p             May 25, 2004             May 25, 2009
Michael Ashton ...................                 2,044,293               56.67p             May 25, 2004             May 25, 2009


    The aggregate number of ordinary shares underlying outstanding options as of June 7, 2001 was 25,289,168. Such options have exercise prices ranging between 44.8 pence and 93 pence and expire between April 29, 2006 and November 3, 2010.

Deferred Share Bonus Plan

    The Deferred Share Bonus Plan has been designed to align the interests of participants with those of the shareholders by encouraging executives to build up and maintain shareholdings which are meaningful in the context of their remuneration. The Deferred Share Bonus Plan requires that there is a mandatory deferral of part of each annual bonus, in the form of Company shares ("Executive Shares"), for a period of normally three years. The mandatory deferred proportion of the bonus is currently set at 50%. The Company is currently proposing to provide one Matching Share for each Executive Share acquired. The release of Matching Shares will not be subject to the satisfaction of performance requirements.

    For the financial year 2001 the maximum bonus an executive of the Company will be able to earn is 60% of salary. The primary performance targets for the executives of the Company for the financial year 2001 is that the Company achieves its financial targets for 2001, substantially a break-even position. Therefore, the maximum award of matching shares will be 30% of salary. The Company has purchased sufficient shares to fund the estimated requirement for matching shares for the first year of the operation of the Deferred Share Bonus Plan.

    The Deferred Share Bonus Plan is operated by the Directors of the Company (the "Committee"). The Remuneration Committee, the members of which are Non-executive Directors, supervise the operation of the Deferred Share Bonus Plan in respect of the executive directors of the Company. Eligible participants are any employees of the Company selected by the Committee, or a trustee acting on behalf of such an employees ("Eligible Employee").

    Awards may be granted in the form of Matching Shares or Deferred Shares ("Award"). Awards will be made as a deferred and conditional grant of shares. Shares will normally be purchased by executives with the amount of the bonus (net of tax) mandatorily deferred ("Executive Shares"). Matching Shares will always be granted in consideration for the purchase of Executive Shares. Deferred Shares may be granted subject to such terms and conditions as the Committee determines. It is the current intention of the Committee that only Awards of Matching Shares will be granted.

    For the year ended December 31, 2001 the Committee has determined that 50% of bonus earned will be subject to a mandatory deferral and that the ratio of Matching Shares granted to Executive Shares purchased shall be 1:1. The Committee may change the amount of bonus subject to a mandatory deferral and the matching ratio from time to time. The number of Executive Shares will be calculated by dividing the market value of a share of the Company by the bonus deferred (net of tax) at the date of grant of the Award. Awards will be made within a reasonable period of time following the determination of the annual bonus provided that no Award may be made during a close period, normally the period before the announcement of the Company's interim and annual results. Awards are subject to a holding period which is set by the Committee, and is normally three years. The grant of Awards shall be dependent upon the extent that the performance requirements attaching to the annual bonus plan have been achieved. The performance requirements applicable to the annual bonus plan will vary depending upon the seniority of the employee but will consist of a combination of corporate financial measures, divisional financial measures and individual non-financial objectives. Unless the Committee so determines, there will normally be no further performance requirements relating to the release of awards unless the ratio of Matching Shares to Executive Shares proposed exceeds 1:1 when the Committee may attach additional performance conditions to the release of the Matching Shares (the maximum matching ratio is three Matching Shares for each Executive Share).

    The maximum value of shares subject to an Award for financial year 2001 is 30% of the relevant Eligible Employee's salary. It is the current intention of the Committee that the maximum value of an Award will not exceed 50% of the relevant Eligible Employee's salary and/or bonus after the deduction of tax.

    The Company may issue 10% of its shares within a ten year period to satisfy Awards to employees under the Deferred Share Bonus Plan and any other share scheme operated by the Company under which shares are issued. Where Awards are granted to executives which will be satisfied by the issue of shares no more than 5% of the Company's shares will be issued under the Deferred Share Bonus Plan or any other share scheme operated by the Company where shares are issued provided that this limit may be exceeded if the executives are required to satisfy more stretching performance requirements. The Remuneration Committee will be monitoring the issue of shares during the ten year period.

    If the Company decides to grant Deferred Shares the maximum value that may be granted to an individual in any year is 100% of the participant's salary and/or bonus. This type of Award will normally be subject to the attachment of performance conditions. Participants shall have no rights to vote or receive dividends in respect of the shares subject to the Award during the holding period. Awards will normally be released at the end of the applicable holding period subject to the satisfaction of any additional conditions determined at the date of grant of the relevant Award. The release of Awards is conditional upon the participant paying any taxes due as a result of such a release.

    Shares subscribed will not rank for dividends payable by reference to a record date falling before the date on which the shares are acquired but will otherwise rank pari passu with existing shares. Application will be made to the relevant exchange on which the shares are listed for admission to trading on the relevant exchange for new shares that are to be issued following the release of an Award.

    If a participant disposes of his Executive Shares during the holding period or ceases employment, his Award will lapse unless the Committee in its absolute discretion determines otherwise. Awards are not transferable and will lapse if the participant attempts to do so. If a participant leaves employment prior to the expiration of the holding period then the Award will lapse unless the Committee in its absolute discretion determines otherwise. In the event of a takeover, reconstruction, amalgamation or winding up of the Company then all Awards will be released unless in certain circumstances they are exchanged for Awards over shares in the acquiring company. In the event of a merger or demerger of the Company, the Committee may determine that all Awards will be released or the number of shares comprised in an Award may be adjusted.

    On a variation of the capital of the Company, the number of shares subject to an Award may be adjusted in such manner as the Committee determines and a professional advisor of the Company confirms to be fair and reasonable.

    The Committee may not grant Awards under the Deferred Share Bonus Plan more than five years after its adoption unless the Deferred Share Bonus Plan is extended pursuant to shareholder authority for a further period of up to five years.

    Amendments to the rules may be made at the discretion of the Committee. However, the provisions governing eligibility requirements, equity dilution, share utilisation and individual participation limits and the adjustments that may be made following a rights issue or any other variation of capital and the limitations on the number of shares that may be issued cannot be altered to the advantage of participants without prior shareholder approval, except for minor amendments to benefit the administration of the Deferred Share Bonus Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for the Company and any subsidiary.

    The Committee may add to, vary or amend the rules of the Deferred Share Bonus Plan by way of a separate schedule in order that the Deferred Share Bonus Plan may operate to take account of local legislative and regulatory treatment for participants or Company or any subsidiary, provided that the parameters of these arrangements will provide no greater benefits than the rules of the Deferred Share Bonus Plan as summarised above.

    Shares acquired, awards and any other rights granted pursuant to the Deferred Share Bonus Plan are non-pensionable.

    At the Annual General Meeting of the Company held on June 6, 2001 the Company received approval of two amendments to the Deferred Share Bonus Plan:-

      o The first is to incorporate the facility to use new issue shares under the Deferred Share Bonus Plan. Any shares issued under this Deferred Share Bonus Plan would be subject to the limits set out above for the Option Schemes (i.e. the shares issued under this Deferred Share Bonus Plan would be aggregated with the shares issued under the Option Schemes when calculating the number of shares issued against the limits).

      o The second is to allow the Company to provide that the provision of matching shares may be subject to the satisfaction of performance conditions. The attachment of performance conditions to matching shares means that the Deferred Share Bonus Plan would be classified as a long-term incentive plan requiring shareholder approval. It is the Company's current intention to provide additional performance conditions to matching shares where the ratio of matching shares to executive shares is greater than 1:1.

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

    A further 30,000,000 "B" Warrants to subscribe for ordinary shares to certain directors and officers of the Company and an unrelated third party. In addition, the Company agreed to issue up to 37,500,000 additional "B" Warrants pursuant to an earn-out arrangement. See "Item 7: Major Shareholders and Related Party Transactions - Certain Arrangements in Respect of the Jago Acquisition".

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

    While "B" Warrants remain which have not been exercised the Company shall not make any issue of ordinary shares or of any other rights or securities by way of capitalization of profits or reserves (including any share premium account and capital redemption reserve) to the holders of ordinary shares nor shall the Company make any distribution out of its capital or capital reserves, except that these restrictions shall not prevent the issue of any ordinary shares by way of capitalization of profits or reserves at the option of a holder of ordinary shares in lieu of a cash dividend.

    If while any "B" Warrants remain outstanding the ordinary shares shall be consolidated or sub-divided, then the number of ordinary shares (as so consolidated or sub-divided) to be issued on the exercise of the Warrants shall be adjusted pro rata accordingly.

    The ordinary shares and "B" Warrants were listed on the London Stock Exchange's Alternative Investment Market on January 9, 1996 and on May 3, 1996 they were admitted to the London Stock Exchange's Official List; however, the "B" Warrants were not marketed or made available to the public. The "B" Warrantholders shall not be deemed to be shareholders of the Company. The "B" Warrants are transferable by instrument in writing in any usual or common form (or in such other form as the directors of the Company may approve).

    The following table sets forth certain information concerning the "B" Warrants exercisable over the Company's ordinary shares:

                                                                                               Ordinary Shares
                                                                                                Issuable Upon
                                                                              Number of            Exercise           Effective
Name                                                                         "B" Warrants        "B" Warrants          Exercise
-----------------------------------------------------------------------    ----------------    ----------------    ----------------
                                                                                               At June 7, 2001
Ian Gowrie-Smith(1)....................................................          19,797,143           1,979,714                 40p
Air Chief Marshal Sir Michael Beavis...................................              84,000               8,400                 40p
Directors and officers as a group (10 persons).........................          19,881,143           1,988,114                 40p


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

Assumption of SkyePharma Inc. Warrants

    In connection with the acquisition of DepoTech, the Company agreed that outstanding warrants to purchase DepoTech common stock on the effective date of the merger would become warrants to purchase the Company's ordinary shares. The following table sets forth certain information concerning these warrants outstanding at December 31, 2000:

                                             Exercise price
Ordinary Shares issuable upon exercise        per Ordinary
  of warrants                                    Share          Expiration date
----------------------------------------    ----------------    ----------------
1,322,728...............................              $2.399                2001
291,778.................................              $1.453                2005


    The above table includes the additional warrants that the former DepoTech shareholders became entitled to when FDA approval was granted for DepoCyt in the U.S. in April 1999. On March 31, 2000 an additional 12.1 million shares became issuable on the signing of a development agreement for a macromolecule using DepoFoam. See "Item 4: Information on the Company - Business Overview - Overview - Injectable". Following the issue of these shares on April 25, 2000 the number of outstanding warrants has been adjusted as shown below. No additional exercise price was payable.

                                             Exercise price
Ordinary Shares issuable upon exercise        per Ordinary
  of warrants                                    Share          Expiration date
----------------------------------------    ----------------    ----------------
1,683,472...............................              $1.885                2001
371,353.................................              $1.178                2005


Item 7 - Major Shareholders and Related Party Transactions

Major Shareholders

    As far as the Company is aware, it is neither directly nor indirectly owned or controlled by another corporation or any government and there are no arrangements in place the operation of which may result in the change in its control.

    As of June 7, 2001, the Company had notice that the following persons owned more than 5% of the outstanding ordinary shares:

                                               Number of
                                            Ordinary Shares        % Holding
                                            ----------------    ----------------
Dr. Jacques Gonella.....................          96,472,890               18.62


    Dr. Jacques Gonella also has an interest in 12 million `A' Deferred Shares and 12 million `B' Deferred Shares, both of which do not confer upon the holder the right to receive notice of or attend or vote at any general meeting of the Company. There have been two changes to Dr. Gonella's shareholding since June 7, 1998. On December 2, 1998 Dr Gonella sold 17,622,200 ordinary shares of 10p each and on July 20, 2000 Dr. Gonella acquired 6,000,000 ordinary shares of 10p each.

    As of June 7, 2001, there were 18,784 holders of record of ordinary shares and 29 of such holders were beneficial U.S. holders representing 17% of the ordinary shares. In addition, at June 7,

2001 there were 147 holders of record of American Depositary Shares ("ADSs") representing 7% of the ordinary shares.

Certain Arrangements in Respect of the Jago Acquisition

    The Company acquired Jago from Dr. Jacques Gonella, the sole shareholder of Jago, on May 3, 1996 at an initial purchase price of approximately (L)101 million in cash (plus a prepayment of $6 million) and 30,711,856 ordinary shares (valued at 75 pence per share or approximately (L)23 million). In the fund raising associated with the transaction, Dr. Gonella purchased 84,789,463 ordinary shares of the Company, at a purchase price of 75 pence per share. In addition, the Company agreed to pay Dr. Gonella up to $5 million of any license income, royalties, milestones and contract fees received by the Company from the Joint Venture. The Company also agreed to pay Dr. Gonella up to $5 million in connection with any licensing, contract fees or other compensation payable by a third party to the Company (under the terms of a joint venture agreement or otherwise) in respect of the pulmonary drug delivery technologies acquired in the Jago acquisition.

    The Company agreed to pay additional consideration in respect of the Jago acquisition pursuant to an earn-out arrangement. The agreement provides that the Company would pay Dr. Gonella an earn-out of the lesser of

      (1)   $250 million or

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

    The Company was obligated to make any payments due under the earn-out arrangement on a semi-annual basis over a period of 10 years, subject to the sum of the Company's consolidated gross Geomatrix license income and 10% of the Company's consolidated gross Geomatrix sales revenues reaching a threshold of $30 million in any given year. Each installment was to be equal to 20% of the Company's consolidated gross Geomatrix license income and 2% of the Company's consolidated gross Geomatrix revenues during the six months preceding the date of the semi-annual payment. The Company had the option to prepay the earn-out arrangements in cash for the present value of $250 million, discounted from 2006 at an annual rate of 8.5%, less any amount paid under the amount prior to the exercise of this option. Additionally, the Company had the option to pay $123 million to Dr. Gonella when the first $30 million threshold was reached, in full satisfaction of its earn-out obligation.

    Under U.K. Generally Accepted Accounting Standards, the Directors are obliged to provide a reasonable estimate of the fair value of the earn-out likely to be payable in preparing the accounts. Having regard to these matters at December 31, 1998 a provision of approximately (L)40 million was recognized based upon the Directors' then estimate of the maximum amount likely to be due under a proposed Settlement Agreement with Dr Gonella.

    The Directors believed that it was in the best interests of the Company to settle the deferred consideration to remove a significant uncertainty that complicated the evaluation of the Group. As a result, at March 31, 2000, the following amendments were made to the 1996 Acquisition Agreement for Jago as set out below:

    1. An amendment was signed by which the Company obtained the right to satisfy the deferred consideration in shares rather than cash.

    2. A Settlement Agreement was signed establishing the full and final settlement, in shares, of the deferred consideration payable to the vendor of Jago, Dr Gonella. The Settlement Agreement received shareholder approval on July 11, 2000 and the following shares were issued on July 20, 2000:

      (i)   6 million ordinary shares;

      (ii) 12 million `A' Deferred Shares. These Deferred Shares automatically convert into 12 million ordinary shares on the first commercial sale of Paroxetine/Paxil in combination with Geomatrix technology under the current Licence Agreement; and

      (iii) 12 million `B' Deferred Shares. These Deferred Shares automatically convert into 12 million ordinary shares on the Company's receipt of a royalty statement under the current Licence Agreement stating that reported sales of Paroxetine/Paxil in combination with the Geomatrix technology have exceeded $1,000 million during any calendar year prior to January 1, 2006, or exceeded $337 million between 1 January 2006 and 3 May 2006.

    In the event that any of the conditions set out above are not satisfied prior to 3 May 2006 the Deferred `A' and `B' Shares will not be converted and will be cancelled. The vendor shall not be entitled to any other compensation nor additional compensation.

    As a result of the above agreement, the deferred consideration payable was re-classified and recorded as `Shares and warrants to be issued', at December 31, 1999. In the Directors' opinion, 30 million ordinary shares were likely to be issued under the terms of the Settlement Agreement. This represented a settlement valued at (L)33 million based upon a closing share price of 110 pence on March 31, 2000, the date of the agreement.

    The 6 million Ordinary Shares and 12 million Deferred `A' and `B' shares were issued on July 20, 2000. On issue, the Ordinary Shares were recorded as share capital and share premium at a price of 94.25 pence. The Deferred Shares were recorded within non-equity share capital and non-equity share premium at a price of 94.25 pence, the fair value of those shares, on July 20, 2000.

    In the years ended December 31, 1998 and 1999, the Company made no payments to Dr. Gonella in respect to the foregoing earn-out arrangement. In the year ended December 31, 2000 no payments were made to Dr. Gonella except the issue of shares described above.

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

    During 1998, the Company revised its strategy for the sale and distribution of its generic products in the U.S. and is currently in discussions with potential collaborative partners to sell and distribute its generic products, including the products acquired as part of the acquisition of Krypton. Certain of the hurdles relating to the Krypton acquisition were not formulated to take account of the detailed arrangements currently envisaged by the Company.
Should any of the Krypton products be approved and marketed, the Company will need to renegotiate elements of the Krypton acquisition agreement primarily hurdles (b), (c) and (d) above should hurdle (a) be met.

    The Directors have formed the opinion that until agreement is reached with the Krypton vendors, certain elements of deferred consideration cannot be estimated with any degree of certainty. Therefore the deferred consideration recognized in the accounts at December 31, 1999 relates to the extent that the hurdle discussed above is reasonably expected to be met. Consequently, an estimate of (L)3.9 million has been recognized as contingent consideration payable in respect of the Krypton acquisition at December 31, 1999 for 7.5 million ordinary shares and 7.5 million "B" Warrants (based on the market price for the ordinary shares at December 31, 1999).

    In January 1996, the Company repaid an amount of approximately (L)1 million that had been loaned interest-free to Krypton by the Ian Gowrie-Smith Family Trust to fund certain drug development and milestone payments.

Certain Arrangements in Respect of VECAP

    Dr. Thomas Rinderknecht, a Non-executive Director of the Company until November 2000, is the sole director and manager of VECAP Venture Capital Partners AG, a Swiss company that specializes in raising finance and investing in commercial opportunities. In 1993, Jago purchased for Sfr 700,000 certain exclusive marketing rights to a dry powder inhaler that was being developed pursuant to a collaborative arrangement between VECAP and NEOTEK Pharmaceutical Technologies AG. The development of the inhaler was abandoned, and in June 1996 VECAP agreed to reimburse Jago Sfr 532,500 of the purchase price.

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

    In March 1999, an agreement was signed between the Company and Genta Inc. concerning the future operations of the joint venture. The agreement reflects the above obligations in an agreed distribution schedule. Under the agreement, an amount of $1,000,000 became payable to VECAP as its share of the Joint Venture's license fees. This charge was recognized during the year ended December 31, 1999 and the payment made in 2000. During 1999, Dr Gonella, who was up until June 6, 2001, a Director of the Company, became a shareholder of VECAP.

Other Arrangements

    Dr. Thomas Rinderknecht, a Non-executive Director of the Company until November 2000, is a partner at the law firm Rinderknecht, Klein & Stadelhofer, based in Switzerland. During 2000 fees of (L)69,000 (1999: (L)99,000) were paid to Rinderknecht, Klein & Stadelhofer in respect of legal advice to SkyePharma AG and the Company.

    At the end of December 1998, Ian Gowrie-Smith, (through a family owned trust), acquired a 50% interest in 10 East 63rd Street Inc., the company which owns 10 East 63rd Street, a property in New York. SkyePharma PLC has been in occupation of that property since January 1997, subject to a tenancy agreement which expired in January 1999, under which it paid a rent of US $300,000 per annum. In January 1999 the lease was renewed on the same terms. Approximately one third of the premises are subleased to Fifth Avenue Capital Inc., an unrelated company. In February 2001 the lease became renewable. The lease is currently being renegotiated and an independent valuation obtained.

Item 8: Financial Information

Legal Proceedings

    In April 1998, a class action lawsuit was filed against DepoTech (renamed SkyePharma Inc.) and two of its former officers. The lawsuit alleges violations of federal securities laws and seeks unspecified money damages on behalf of a class of shareholders who purchased DepoTech common stock during the period April 1, 1996 through December 18, 1997. On May 11, 1999, the Judge granted SkyePharma Inc.'s motion to dismiss and dismissed the plaintiffs' complaint with leave to amend by June 8, 1999. The plaintiffs timely filed an amended complaint and the defendants responded with a motion to dismiss. After completion of several rounds of briefing and supplemental briefing on the motion, the Court denied the motion without prejudice to the defendants and without addressing its merits, and instructed the parties to repeat the process from the beginning. Pursuant to a Court-ordered schedule, the plaintiffs filed their Second Amended Complaint by April 14, 2000. The District Court dismissed the action on January 26, 2001. However, following the dismissal the plaintiffs filed, on February 9, 2001 an appeal to the US Court of Appeal, claiming that the District Court had erred in dismissing the plaintiffs' complaint and also that the District Court had erred in permitting certain motions to strike. The Company believes that this Appeal is without merit and intends to defend such appeals.

    On June 13, 2000, a summons was filed in respect of a claim by RTP Pharma Corporation ("RTP") against SkyePharma PLC and others in the U.S. District Court for the District of Columbia. The lawsuit seeks the correction of inventorship of a U.S. patent, U.S. Patent Number 5,858,410 together with unspecified monetary damages on behalf of RTP. The defendants filed a motion to dismiss in March 2001, which is being defended by the plaintiffs RTP. The Company believes that this lawsuit is without merit and will, with the other defendants, vigorously defend against the action.

    On May 8, 2001, a summons in a civil case was filed in respect of a claim by Andrx Corporation, a generic drug manufacturer against SkyePharma Inc in the US District Court, Southern District of Florida. The lawsuit alleges violations of anti-trust law and common law of the United States and State of Florida. The complainant seeks injunctive relief and unspecified monetary damages from Elan Corporation PLC (who was the original defendant in this case) and SkyePharma arising from an alleged agreement entered into by Elan and SkyePharma to prevent competition for a controlled release version of the product Naprelan made with the active drug Naproxen. The Company believes that this action is without merit and will vigorously defend against this claim.

    Contingent liabilities and guarantees are summarized in Note 20 to Consolidated Financial Statements included in Item 18 of this Form 20-F.

Dividend Policy

    The Company has not paid dividends in the last 10 years on its ordinary shares and does not intend to pay dividends in the foreseeable future. The Company currently intends to retain all of its earnings to finance its operations and future growth. Moreover, under current U.K. law, the Company's accumulated realized profits must exceed it's accumulated realized losses (on a non-consolidated basis) before dividends can be paid.

Item 9: The Offer and Listing

Stock Price History

    The principal trading market for the ordinary shares is the London Stock Exchange (the "LSE").

    The table below sets forth, for the periods indicated, the highest and lowest middle-market quotations for the Company's ordinary shares as derived from the Daily Official List of the LSE and the highest and lowest sales prices of the Company ADSs on The Nasdaq National Market. The mid-closing price for the ordinary shares on the LSE and the last sale price for the ADSs on The Nasdaq National Market on June 7, 2001 was 82.0 pence per ordinary share and $10.90 per ADS. See "- Exchange Rate Information" with respect to the exchange rates applicable to the periods set forth below.

                                                                    SkyePharma                              SkyePharma
                                                                 Ordinary Shares                               ADSs
                                                       ------------------------------------    ------------------------------------
                                                             High                Low                 High                Low
                                                       ----------------    ----------------    ----------------    ----------------
                                                         (Pence per the Company Ordinary                ($ per the Company
                                                                      Share)                                   ADS)
Year ended December 31, 1996.......................               100.0                69.0                  --                  --
Year ended December 31, 1997.......................                93.0                48.0                  --                  --
Year ended December 31, 1998.......................               103.5                44.5               13.56                7.13
Year ended December 31, 1999.......................                88.0                45.3               15.13                6.38
Year ended December 31, 2000.......................               190.0                49.8               29.38                7.38

Year ended December 31, 1999
First Quarter......................................                88.0                62.0               15.13                9.38
Second Quarter.....................................                75.0                49.5               11.75                7.50
Third Quarter......................................                60.5                45.3                9.69                6.38
Fourth Quarter.....................................                62.0                46.8                9.75                7.38

Year ended December 31, 2000
First Quarter......................................               190.0                49.8               29.38                7.38
Second Quarter.....................................               133.0                85.5               21.00               12.75
Third Quarter......................................                95.3                80.0               15.00               10.94
Fourth Quarter.....................................                88.5                63.0               13.00                8.63

Year ended December 31, 2001
First Quarter......................................               108.0                63.5               15.50                9.06
Second Quarter (through June 7, 2001)..............                97.5                82.0               13.85               10.90

Monthly Data
December 2000......................................                69.0                63.5                9.44                8.63
January 2001.......................................                91.0                63.5               13.50                9.06
February 2001......................................               108.0                87.5               15.50               12.63
March 2001.........................................               105.0                71.0               15.50                9.75
April 2001.........................................                97.5                86.8               13.85               11.63
May 2001...........................................                92.5                83.0               13.50               11.90


Stock Exchanges on which the Company's Shares are Listed

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

    The Company's ADSs are quoted on The Nasdaq National Market under the symbol "SKYE". ADSs are issued by the Bank of New York as depositary under the Deposit Agreement dated as of July 8, 1998. Each ADS represents ten ordinary shares.

Item 10: Additional Information

Memorandum and Articles of Association

    The following summarizes certain provisions of SkyePharma PLC's memorandum and articles of association and applicable English law. The summary is qualified in its entirety by reference to the UK Companies Act and SkyePharma's memorandum and articles of association. Investors can obtain copies of the memorandum and articles of association by contacting the Company Secretary at the registered office of the Company.

Objects and Purposes

    The Company was incorporated in England and Wales on March 10, 1910 under the Companies Act 1908 as a Company limited by shares and was re-registered in 1982 as a public limited company under the Companies Act 1948 to 1980. The Company is registered under company number 107582. The Company was re-registered as SkyePharma PLC on January 8, 1996.

    The objects of the Company are set out in full in clause 4 of its memorandum of association which provides, among other things, that the Company's objects are to carry on in any part of the world any business which, in the opinion of the directors, may seem conveniently carried on in connection with or ancillary to any of several diverse businesses, including applying for, purchasing or otherwise acquiring and holding, using, developing, selling, licensing or otherwise disposing of or dealing with patents, copyrights, designs, trade marks, secret processes, know-how and inventions and any interest therein.

Directors

    The business and affairs of the Company shall be managed by the directors.

    A director may not vote or count towards the quorum on any resolution concerning any proposal in which he (or any connected person) has a material interest (other than by virtue of his interest in securities of the Company). This prohibition does not apply to any of the following matters:-

(i) a contract or arrangement for giving to the director security or as guarantee or indemnity in respect of

      a) money lent by him or obligations undertaken by him or by any other person at the request of or for the benefit of the Company or any of its subsidiaries; or

      b) a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or part under a guarantee or indemnity or by the giving of security.

(ii) where the Company or any of its subsidiary undertakings is offering securities in which offer the director is, or may be, entitled to participate as a holder of securities or in the underwriting or sub underwriting of which the director is to participate;

(iii) relating to another company in which he and any persons connected to him do not to his knowledge hold an interest in shares representing 1 per cent or more of any class of the equity share capital or of the voting rights in that company;

(iv) relating to a pension, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme which has been approved by the inland revenue or is conditional upon that approval or does not award him any privilege or benefit not awarded to the employees to whom the scheme relates; or

(v) concerning insurance which the Company proposes to maintain or purchase for the benefit of persons including directors.

    A director may not vote or be counted in the quorum on any resolution which concerns his or her own appointment with the Company or any other company in which the Company is interested.

    The UK Companies Act requires a director of a company who is in any way interested in a contract or proposed contract with the Company to declare the nature of his interest at a meeting of the directors of the Company.

    The directors may exercise all the powers of the Company to borrow money. The borrowing powers contained in the articles of association may only be varied by amending the articles of association.

    A director must retire at the conclusion of the first annual general meeting after he reaches the age of 70 and thereafter annually, and being eligible, may stand for re-election.

    A director is not required to hold an interest in the shares of the Company.

    At each annual general meeting of the Company one-third of the directors for the time being (rounded down if necessary) are required to resign from office.

Classes of Shares

    The authorised share capital of the Company is (L)111,400,000 divided into 1,090,000,000 ordinary shares of 10p each, 12,000,000 "A" Deferred Shares of 10p each and 12,000,000 "B" Deferred Shares of 10p each.

    Provisions set out applying to the Ordinary Shares of 10p each: -

(a) Dividends

    Under English law, dividends are payable on the Company's ordinary shares only out of profits available for distribution etc, as determined in accordance with accounting principles generally accepted in the UK and by the Companies Act 1985. The Company in general meeting may declare dividends by ordinary resolution, but such dividend may not exceed the amount recommended by the directors. The directors may pay interim dividends if it appears they are justified by the Company's financial position.

    Dividends unclaimed for 12 years after they become due for payment shall, unless the directors resolve otherwise, be forfeited and revert to the Company.

(b) Voting Rights

    Every member who is present in person or represented at any general meeting of the Company and who is entitled to vote has one vote on a show of hands. On a poll every member who is present or represented has one vote for every share held.

    Holders of ordinary shares may appoint a proxy, including a beneficial owner of those shares, to attend, speak and vote on their behalf at any shareholder's meeting.

    If any sum remains unpaid in relation to a member's shareholding that member is not entitled to vote that share unless the board otherwise determines.

(c) Rights to share in the Company's profits

    The profits of the Company available for dividend and resolved to be distributed shall be applied in the payment of dividends (if any are declared) to members in accordance with their respective rights and priorities.

(d) Rights to share in any surplus in the event of liquidation

    On a winding up of the Company, the balance of the assets available for distribution, after deduction of any provision made under the Companies Act 1985 and subject to any special rights attaching to any class of share, shall be applied in repaying to the members of the Company the amounts paid up on the shares held by them. Any surplus assets will belong to the holders of any ordinary shares then in issue according to the numbers of shares held by them.

(e) Redemption and sinking provisions

    The Company may by special resolution create and sanction the issue of shares which are, or at the option of the Company or the holder are to be liable, to be redeemed, subject to and in accordance with the provisions of the Companies Act 1985. The special resolution sanctioning the issue shall also make such alterations to the articles of the Company as are necessary to specify the terms on which and the manner in which the shares are to be redeemed. The Company has no redeemable shares in issue and there are no provisions relating to sinking funds in the articles of the Company. The Company has not established a sinking fund

(f) Liability to further capital calls by the Company.

    The directors may make calls upon the members in respect of any monies unpaid on their shares. Each member shall pay to the Company at the time and place specified the amount called on his shares. A call may be revoked or postponed as the directors determine.

    Provisions set out applying to the `A' Deferred Shares:-

    The "A" Deferred Shares do not confer any right to participate in any profits of the Company or to receive notice of or attend any general meeting of the Company. Each "A" Deferred Share will be redesignated as an ordinary share within thirty days of the sale of a Geomatrix version of Paroxetine/ Paxil in accordance with the Company's existing license agreement with SmithKline Beecham, PLC.

    The right of redesignation attaching to the "A" Deferred Shares will lapse if this event has not taken place by May 3, 2006.

    Provisions set out applying to the `B' Deferred Shares:-

    The "B" Deferred Shares do not confer any right to participate in any profits of the Company or to receive notice of or attend any general meeting of the Company. Each "B" Deferred Share will be redesignated as an ordinary share on the first occasion that total reported sales of Geomatrix versions of Paroxetine/ Paxil exceed US $1 billion in any calendar year ending prior to January 1, 2006 or, if that does not happen, then if such sales exceed US$ 337 million in the period January 1, 2006 to May 3, 2006.

    The right of redesignation attaching to the "B" Deferred Shares will lapse if this event has not taken place by May 3, 2006.

(g) Substantial shareholders

    There are no provisions contained in the articles of the Company which discriminate against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

Variation of rights

    Whenever the capital of the Company is divided into different classes of shares the special rights attached to any class of shares may be modified either with the consent in writing of the holders of three quarters of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders.

Shareholders' Meetings and Notices

    The Company is required to hold a general meeting each year as its annual general meeting in addition to other meetings (called extraordinary general meetings) as the directors think fit. The type of meeting will be specified in the notice calling it. Not more than 15 months may elapse between the date of one annual general meeting and the next.

    In the case of an annual general meeting or the meeting for the passing of a special resolution (requiring the consent of a 75% majority) 21 clear days' notice is required. In other cases 14 clear days' notice is required. The notice must specify the place, the date, and the hour of the meeting, and the general nature of the business to be transacted.

Limitations on foreign shareholders

    There are no limitations imposed by English law or the Company's memorandum or articles of association on the right of non-residents or foreign persons to hold or vote the Company's ordinary shares other than the limitations that would generally apply to all of the Company's shareholders.

Change of Control

    There are no provisions in the articles of association that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Disclosure of Interests in Shares

    The UK Companies Act gives the Company the power to require persons whom it believes to have, or to have acquired in the previous three years, an interest in its voting shares to disclose certain information with respect to those interests. Failure to supply the information required may lead to disenfranchisement of the relevant shares and a prohibition on their transfer and receipt of dividends and other payments in respect of those shares. In this context the term "interest" is widely defined and will generally include an interest of any kind whatsoever in voting shares, including an interest of a holder of SkyePharma ADSs.

Material Contracts

    At March 31, 2000, a Settlement Agreement was signed establishing the full and final settlement of the deferred consideration payable to the vendor of Jago, Dr Gonella. The settlement was approved by shareholders at the Company's Annual General Meeting held on July 11, 2000 to be made entirely in shares. On July 20, 2000, 6 million ordinary shares were issued to Dr Gonella at a price of 94.25 pence. Also on July 20, 2000, 24 million Deferred non-equity Shares were issued. The contingencies determining the conversion of the Deferred Shares into ordinary shares are set out in Note 22 to the Consolidated Financial Statements. In the event that these conditions are not satisfied prior to May 3, 2006, the Deferred Shares will not be converted and will be cancelled. The vendor will not be entitled to any other compensation nor additional compensation. On issue, the ordinary and Deferred Shares were recorded in share capital and share premium. At December 31,

1999 prior to the issue of shares, in the Directors' opinion, 30 million ordinary shares were likely to be issued under the terms of the Settlement Agreement and a figure of (L)33 million was recorded within shares and warrants to be issued, based upon a closing share price of 110 pence on March 31, 2000, the date of the Settlement Agreement.

Exchange Controls

    There are currently no limitations, either under the laws of the United Kingdom or in the Articles of Association of the Company, on the rights of non-residents to hold, or to vote on Ordinary Shares. Additionally, there are currently no United Kingdom foreign exchange control restrictions on the conduct of the Company's operations or affecting the remittance of dividends on unrestricted shareholders' equity.

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

    For dividends paid on or after April 6, 1999, under the Treaty an Eligible U.S. Holder is entitled to receive from the U.K. a tax credit ("Tax Credit Amount") in respect of any dividend received equal to one-ninth of the amount of the cash dividend. The payment is reduced by an amount equal to 15% of the sum of the dividend payment and the tax credit amount ("the 15% U.K. withholding tax"). The 15% U.K. withholding tax will not, however, exceed such amount as reduces the Tax Credit Amount to $0.

    For dividends paid on or after April 6, 1999, the available tax credit is an amount equal to one-ninth of the amount of the cash dividend. Accordingly, an Eligible U.S. Holder will not be entitled to a Treaty Payment after that date. The 15% U.K. Withholding Tax will not, however, exceed such amount as reduces the Tax Credit Amount to $0.

    For the purposes of this document, the term "Eligible U.S. Holder" means a U.S. Holder that is a beneficial owner of an ordinary share or an ADS and the cash dividend paid with respect thereto and that

      (1) is an individual or a corporation resident in the United States for purposes of the Treaty (and, in the case of a corporation, is not also resident in the United Kingdom for U.K. tax purposes),

      (2) is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company,

      (3) holds the ordinary share or ADS in a manner which is not effectively connected with a permanent establishment in the United Kingdom through which such U.S. Holder carries on business or with a fixed base in the United Kingdom from which such holder performs independent personal services,

      (4) under certain circumstances, is not an investment or holding company, 25% or more of the capital of which is owned, directly or indirectly by persons that are not individuals resident in, and are not nationals of, the United States,

      (5) under certain circumstances, is not exempt from federal income tax on dividend income in the United States, and

      (6) is eligible for benefits under the Treaty with respect to income and gain from the ordinary shares or ADS's.

    An Eligible U.S. Holder may claim the Treaty Payment to which he is entitled from the Inland Revenue. However, under Rev. Proc. 2000-13 an Eligible U.S. Holder may elect to be treated as receiving the Tax Credit Amount due under the Treaty without affirmatively making a claim to the Inland Revenue. Please see a complete discussion of these rules below in the discussion of U.S. taxation.

    While a claim for payment is no longer necessary, if a claim for payment is made, it must be made within 6 years of the U.K. year of assessment
(generally, the 12 month period ending April 5 in each year) in which the related dividend was paid. The first such claim by an Eligible U.S. Holder for payment under these procedures is made by sending the appropriate U.K. forms in duplicate to the Philadelphia Service Center, Foreign Certification Unit, P.O. Box 16347, DP535B, Philadelphia, PA 19114. If the Eligible U.S. Holder qualifies as a U.S. resident, the Internal Revenue Service will certify the form to that effect and forward it to the U.K. Inland Revenue. Forms may be obtained by writing to the U.S. Internal Revenue Service, Assistant Commissioner International, 950 L'Enfant Plaza South, S.W., Washington, D.C. 20024, Attention: Taxpayers Service Division. Because a refund claim is not considered made until the U.K. tax authorities receive the appropriate form from the Internal Revenue Service, forms should be sent to the Internal
Revenue Service well before the end of the applicable limitation period. Any claim under these procedures after the first claim should be filed directly with the U.K. Financial Intermediaries and Claims Office, Fitzroy House,
P.O. Box 46, Nottingham NG2 1BD, England.

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

    Subject to certain limitations, the United Kingdom tax withheld in accordance with the Treaty will be creditable against the U.S. Holder's United States federal income tax liability. The Internal Revenue Service has recently confirmed, in Rev. Proc. 2000-13 in the case of qualifying U.S. Holders, subject to certain limitations, the 15% U.K. Withholding Tax as determined by the Treaty (i.e., limited in any event to an amount equal to 1/9 of the cash dividend) will be treated as a foreign income tax that is eligible for credit against the U.S. Holders' federal income tax. To qualify for such credit, U.S. Holders may elect to be treated as receiving the Tax Credit Amount due under the Treaty without affirmatively making a claim to the Inland Revenue. This election has been made available because the net of the Tax Credit Amount and 15% U.K. withholding tax should be $0. The election is made on line 5 of Form 8833, "Treaty-Based Return Position Disclosure Under

Section 6114 or 7701(b)". If the election is made, the Eligible U.S. Holder is treated as having received an additional dividend and paid the 15% U.K. withholding tax. The Eligible US Holder is not required to obtain a receipt to substantiate the 15% U.K. withholding tax, but rather may rely on secondary evidence. Form 8833 is filed with the Eligible U.S. Holder's U.S. income tax return, in addition to any other filings that may be required. Rev. Proc. 2000-13 applies to distributions made to Eligible U.S. Holders on or after April 6, 1999 by corporations resident in the U.K.At the end of the calendar year during which the dividends are paid, U.S. Holders will receive a Form 1099 confirming the amount of dividends received.

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

Stamp Duty and Stamp Duty Reserve Tax

    A transfer for value of the ordinary shares will generally be subject to U.K. ad valorem stamp duty, normally at the rate of 0.5% of the amount or value of the consideration given for the transfer, rounded up to the nearest
(L)5. Stamp duty is normally a payable by the Purchaser.

    An agreement to transfer ordinary shares for money or money's worth will normally give rise to a charge to stamp duty reserve tax ("SDRT") at the rate of 0.5% of the amount or value of the consideration unless an instrument of transfer of the ordinary shares has been executed in pursuance of the agreement and duly stamped. SDRT is a liability of the purchaser.

    Stamp duty is charged at the higher rate of 1.5%, rounded up to the nearest
(L)5, or SDRT at the rate of 1.5%, of the amount or value of the consideration, or in some circumstances the value of the ordinary shares, on a transfer or issue of the ordinary shares (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee for, a person whose business is or includes issuing depositary receipts. An election is available whereby clearance services may, under certain conditions, elect for the 0.5% rate of SDRT to apply to a transfer of shares into, and to transactions within, the service.

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

    Any transfer for value of the underlying ordinary shares represented by ADSs evidenced by ADRs, may give rise to a liability to U.K. stamp duty or SDRT at the rate of 0.5% as indicated above. However, on a transfer from the Custodian of the Depositary to a holder of an ADS upon cancellation of the ADS a fixed U.K. stamp duty of (L)5 per instrument of transfer only will be payable.

Documents on Display

    It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549. Please call the SEC at 1(800) SEC 0330 for further information on the public reference rooms and their copy charges.

Item 11: Quantitative and Qualitative Disclosures about Market Risk

    The Company holds financial instruments to finance its operations and to manage the currency, interest rate and liquidity risks that arise from those operations. A discussion of the Company's Treasury Policies employed to manage these risks is set down in Note 25: Financial Instruments to the Consolidated Financial Statements filed at Item 18 to this Form 20-F. Further, under Note 25 (e) there is a tabular presentation of the book and fair values of all of the Company's financial instruments at December 31, 2000 divided between those instruments held to finance the Company's operations and those held to manage the Company's interest rate and currency profile. Details of the contractual terms of these financial instruments are provided under Notes 25 (a) and

25 (b) and a description of the future financial statement impact of any difference between book and fair values in Note 25 (g). The maturity profile of financial liabilities, demonstrating anticipated cash flows over the next five years is provided under Note 25 (c).

    Beginning in June 1996 and where natural hedges have not been sufficient or possible, the Company has selectively entered into forward currency contracts to fix certain of the non-sterling funding requirements of its principal subsidiaries. The primary non-sterling exposures are denominated in U.S. dollars, Swiss francs and French francs. The contracts generally have maturities not exceeding six months. Gains or losses on these contracts are not recorded until the maturity of the contracts at which time they are recorded as an adjustment to administrative expenses, consistent with the underlying non-sterling expenses that are required to be funded. Losses on forward contracts maturing during 1998 were (L)126,000. No forward contracts were entered into during 1999. During 2000, (L)59.4 million of funding was raised in sterling and as a result the Group has actively used forward currency contracts and currency options. No gain or loss was recognised on these contracts during 2000.

    At December 31, 1998 and 1999 the Company had no outstanding contracts to buy foreign currency. At December 31, 2000, the Company had written options to purchase (L)7.2 million euros and (L)5.3 million US dollars. There were no other forward foreign currency contracts open at December 31, 2000. The unrecognized gains from such contracts at December 31, 2000 were (L)117,000.

    At December 31, 2000 the Company had outstanding overdrafts and loans amounting to (L)76.6 million. Of this, (L)30 million of the (L)59.4 million convertible bond liability has been the subject of a cancelable interest rate swap agreement for the life of the bonds. The Company will pay 5.6% on (L)30 million until June 19, 2001 and thereafter will pay LIBOR minus 0.725 per cent. The Company's management have assessed remaining interest rate exposures and deemed them not to be material.

Item 12: Description of Securities other than Equity Securities

    Not applicable

                                    PART II


Item 13: Defaults, Dividend Arrearages and Delinquencies

    None

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

    None

Item 15: Reserved

Item 16: Reserved


                                    PART III


Item 17: Financial Statements

    (Not supplied as Item 18 is complied with)

Item 18: Financial Statements

    The following financial statements, together with the report thereon, by PricewaterhouseCoopers, are filed as part of this Form 20-F:

Report of Independent Accountants...........................                 F-1
SkyePharma PLC Consolidated Financial Statements
 Consolidated Income Statements for the years ended
December 31, 1998, 1999 and 2000............................                 F-2
 Consolidated Balance Sheets at December 31, 1999 and 2000 .                 F-3
 Consolidated Cash Flow Statements for the years ended
December 31, 1998; 1999 and 2000............................                 F-4
 Notes to the Consolidated Cash Flow Statements ............                 F-5
 Statement of Total Recognized Gains and Losses ............                 F-7
 Reconciliation of Movement in Shareholders' Funds .........                 F-8
 Notes to the Consolidated Financial Statements ............                 F-9

                                   SIGNATURES


    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: June 11, 2001


SKYEPHARMA PLC
(Registrant)


                                            By:   /s/ Donald Nicholson
                                                  -----------------------------

                                                 Name: Donald Nicholson
                                                 Title: Finance Director

SKYEPHARMA PLC

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of SkyePharma PLC

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, of total recognized gains and losses and of movements in shareholders' funds present fairly, in all material respects, the financial position of SkyePharma PLC and its subsidiaries at December 31, 2000 and 1999 and the results of their operations and their cash flows for the years ended December 31, 2000, 1999 and 1998 in conformity with accepted accounting principles in the United Kingdom. These financial statements are the responsibility of the Company's Directors; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net loss expressed in pounds sterling for the years ended December 31, 2000, 1999 and 1998 and the determination of consolidated financial position also expressed in pounds sterling at December 31, 2000 and 1999 to the extent summarised in Note 29 to the Consolidated Financial Statements.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London,
United Kingdom

April 2, 2001

(Except for information in Notes 20, 21 and 29 for which the date is June 11,
2001)

SKYEPHARMA PLC



Consolidated Income Statements

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                           ----------------    ----------------    ----------------
                                                            Notes              (L)'000             (L)'000             (L)'000
                                                       ----------------    ----------------    ----------------    ----------------
Turnover
Group and share of Joint Venture...................                                  11,038              17,739              24,292
Less: share of Joint Venture.......................                                    (113)                 --                  --
                                                                           ----------------    ----------------    ----------------
Group turnover.....................................                   2              10,925              17,739              24,292
Cost of sales......................................                   2             (10,630)            (14,854)            (15,598)
                                                                           ----------------    ----------------    ----------------
Gross profit.......................................                                     295               2,885               8,694
Selling, marketing and distribution expenses.......                                  (4,230)             (3,161)             (3,844)
Administration expenses............................                                  (6,781)            (12,584)            (12,630)
Research and development expenses..................                                  (5,712)             (6,728)            (13,104)
Other operating income.............................                   3                  --                  --               2,900
                                                                           ----------------    ----------------    ----------------
Operating loss.....................................                2, 5             (16,428)            (19,588)            (17,984)
Share of operating profit/(loss) in Joint Venture..                  12                  14                 (48)                 --
                                                                           ----------------    ----------------    ----------------
Loss on ordinary activities before interest and
  taxation.........................................                                 (16,414)            (19,636)            (17,984)
                                                                           ----------------    ----------------    ----------------
Reversal of provision for loss on disposal of
  fixed asset investment...........................                  12                  --                 381                  --
Interest receivable................................                                   1,396               1,364               1,806
Interest payable
- Group............................................                   7              (6,619)             (1,391)             (3,508)
- Joint Venture....................................                                    (374)                 --                  --
                                                                           ----------------    ----------------    ----------------
Total interest payable.............................                                  (6,993)             (1,391)             (3,508)
                                                                           ----------------    ----------------    ----------------
Loss on ordinary activities before taxation........                                 (22,011)            (19,282)            (19,686)
Taxation...........................................                   8                 (85)               (132)                 (4)
                                                                           ----------------    ----------------    ----------------
Retained loss......................................                                 (22,096)            (19,414)            (19,690)
                                                                           ----------------    ----------------    ----------------
Basic and diluted loss per Ordinary Share (pence)..                   9                (5.7)p              (4.2)p              (3.9)
                                                                           ----------------    ----------------    ----------------

---------------

There was no material difference between the loss on ordinary activities before taxation and historic cost loss before taxation for these periods. All results represent continuing activities.

See Notes to the Consolidated Financial Statements.

SKYEPHARMA PLC



Consolidated Balance Sheets

                                                                                                 December 31,        December 31,
                                                                                                     1999                2000
                                                                                      Notes        (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
Fixed assets
Intangible assets......................................................                  10              49,753              72,086
Tangible assets........................................................                  11              33,838              40,288
                                                                                               ----------------    ----------------
                                                                                                         83,591             112,374
                                                                                               ----------------    ----------------
Current assets
Stocks.................................................................                  13               1,134               1,636
Debtors................................................................                  14               8,335               6,937
Cash and short-term bank deposits......................................                                  13,674              42,878
                                                                                               ----------------    ----------------
                                                                                                         23,143              51,451
                                                                                               ----------------    ----------------
Creditors: amounts falling due within one year.........................                  15             (16,632)            (20,541)
                                                                                               ----------------    ----------------
Net current assets.....................................................                                   6,511              30,910
                                                                                               ----------------    ----------------
Total assets less current liabilities..................................                                  90,102             143,284
Creditors: amounts falling due after more than one year
Other creditors........................................................                  16             (15,855)            (14,667)
Convertible debentures due February 2001...............................                                    (103)                 --
Convertible bonds due June 2005........................................                  17                  --             (57,546)
                                                                                               ----------------    ----------------
                                                                                                        (15,958)            (72,213)
                                                                                               ----------------    ----------------
                                                                                                         74,144              71,071
                                                                                               ================    ================
Provisions for liabilities and charges
Deferred consideration.................................................                  18               1,861               2,008
Other..................................................................                  18                 226                 111
                                                                                               ----------------    ----------------
                                                                                                          2,087               2,119
                                                                                               ----------------    ----------------
Capital and reserves
Share capital..........................................................                  22              49,409              54,132
Share premium..........................................................                  24             221,091             261,569
Other reserves.........................................................                  24              11,058              11,212
Currency translation reserve...........................................                  24              (2,185)             (1,427)
Shares and warrants to be issued.......................................                  23              38,131               4,985
Profit and loss account................................................                  24            (245,447)           (261,519)
                                                                                               ----------------    ----------------
Shareholders' funds
Attributable to equity interests.......................................                                  72,057              46,332
Attributable to non-equity interests...................................                                      --              22,620
                                                                                               ----------------    ----------------
                                                                                                         72,057              68,952
                                                                                               ----------------    ----------------
                                                                                                         74,144              71,071
                                                                                               ================    ================

---------------

For details of contingent liabilities and commitments, see Notes 20 and 21 to Consolidated Financial Statements.

See Notes to the Consolidated Financial Statements.

SKYEPHARMA PLC



Consolidated Cash Flow Statements

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                Notes          (L)'000             (L)'000             (L)'000
                                                               --------    ----------------    ----------------    ----------------
Net cash outflow from operating activities ................         (b)             (10,302)            (15,139)             (9,312)
Returns on investments and servicing of finance
Interest received .........................................                           1,237               1,449               1,297
Interest paid .............................................                            (284)             (1,337)             (2,941)
Interest element of finance lease payments ................                             (34)                (92)               (232)
                                                                           ----------------    ----------------    ----------------
                                                                                        919                  20              (1,876)
                                                                           ----------------    ----------------    ----------------
Taxation ..................................................                             (77)               (194)                 (8)
                                                                           ----------------    ----------------    ----------------
Capital expenditure and financial investment
Purchase of intangible fixed assets .......................                            (444)             (4,029)             (7,180)
Purchase of tangible fixed assets .........................                          (4,310)             (7,820)             (8,470)
Purchase of fixed asset investment ........................                          (2,939)                 --                  --
Proceeds from sale of tangible fixed assets ...............                              72                  --                  --
Proceeds from sale of fixed asset investment ..............                                                 381                  --
                                                                           ----------------    ----------------    ----------------
                                                                                     (7,621)            (11,468)            (15,650)
                                                                           ----------------    ----------------    ----------------
Acquisitions and disposals ................................         (d)
Purchase of subsidiary undertakings .......................                              --              (2,998)                 --
Net cash acquired with subsidiary .........................                              --                  48                  --
                                                                           ----------------    ----------------    ----------------
                                                                                         --              (2,950)                 --
                                                                           ----------------    ----------------    ----------------
Cash outflow before use of liquid resources and financing .                         (17,081)            (29,731)            (26,846)
                                                                           ----------------    ----------------    ----------------
Management of liquid resources
Net(increase)/decrease in amounts held in short-term bank
  deposits.................................................         (a)             (20,147)             19,989             (21,641)
                                                                           ----------------    ----------------    ----------------
Financing
Issue of Ordinary Share capital ...........................                          31,490               5,038               2,088
Expenses of share issue ...................................                          (2,456)                 --                  --
Issue of convertible debt .................................                          10,259                  --              59,400
Expenses of convertible debt issue ........................                            (486)                 --              (2,022)
Debt due within one year:
 Increase in borrowings ...................................                             382                  --               1,187
 Repayment of loans .......................................                            (166)               (460)             (2,846)
Debt due beyond one year:
 Increase in borrowings ...................................                              --               2,998                  --
 Repayment of loans .......................................                              --              (1,357)             (1,226)
Lease payment received under sale and leaseback
  transaction..............................................                              --               2,999                  --
Repayment of capital element of finance lease payments ....                            (268)               (944)               (891)
                                                                           ----------------    ----------------    ----------------
                                                                                     38,755               8,274              55,690
                                                                           ----------------    ----------------    ----------------
Increase/(decrease) in cash ...............................         (a)               1,527              (1,468)              7,203
                                                                           ================    ================    ================

SKYEPHARMA PLC

Notes to the Consolidated Cash Flow Statements

(a) Reconciliation of movements in net funds/(debt) (Note (c))

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
Increase/(decrease) in cash in the year................................               1,527              (1,468)              7,203
Cash outflow/(inflow) from change in debt and lease financing..........                  52              (3,236)              3,776
Cash outflow/(inflow) from change in liquid resources..................              20,147             (19,989)             21,641
Issue of convertible debt..............................................              (9,773)                 --             (57,378)
                                                                           ----------------    ----------------    ----------------
Change in net funds (debt) resulting from cash flows...................              11,953             (24,693)            (24,758)
Loans and finance leases acquired with subsidiary......................                  --              (5,187)                 --
Short-term bank deposits acquired with subsidiary......................                  --               3,223                  --
Issue of loan note.....................................................                  --              (6,008)             (2,307)
New finance leases.....................................................                 (34)                (34)                 --
Conversion of debentures...............................................               7,626               2,337                 103
Issue of `C' Warrants..................................................                 271                  --                  --
Debenture interest.....................................................                (419)               (116)                 --
Expenses of convertible bonds..........................................                  --                  --                (167)
Translation differences................................................                (432)                921                (907)
                                                                           ----------------    ----------------    ----------------
Movement in net funds /(debt) in the year..............................              18,965             (29,557)            (28,036)
Net funds/(debt) at beginning of the year..............................               2,338              21,303              (8,254)
                                                                           ----------------    ----------------    ----------------
Net funds/(debt) at end of the year....................................              21,303              (8,254)            (36,290)
                                                                           ================    ================    ================

---------------

Net funds/(debt) is defined as cash and liquid resources less borrowings.

(b) Reconciliation of group operating loss to net cash outflow from operating activities

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
Group operating loss...................................................             (16,428)            (19,588)            (17,984)
Exceptional charges within operating loss (Note 4).....................               1,325                  --                  --
                                                                           ----------------    ----------------    ----------------
Operating loss excluding exceptional items.............................             (15,103)            (19,588)            (17,984)
Depreciation...........................................................               2,479               3,842               3,945
Amortisation...........................................................                  82               1,540               3,339
Decrease/(increase) in stocks..........................................                 111                 325                (426)
Decrease/(increase) in debtors.........................................               2,158              (1,627)              3,247
Increase/(decrease) in creditors.......................................                 177               1,124              (1,283)
Increase/(decrease) in provisions......................................                  29                (755)               (150)
Other..................................................................                   6                  --                  --
                                                                           ----------------    ----------------    ----------------
                                                                                    (10,061)            (15,139)             (9,312)
Outflow related to exceptional items...................................                (241)                 --                  --
                                                                           ----------------    ----------------    ----------------
Net cash outflow from operating activities.............................             (10,302)            (15,139)             (9,312)
                                                                           ================    ================    ================

SKYEPHARMA PLC

(c) Analysis of net funds/(debt)

                                                                       Acquisitions                                         At
                                       At January 1,                   (excl cash &      Other non       Exchange      December 31,
                                            1998         Cash flow      overdrafts)    cash changes      movements         1998
                                          (L)'000         (L)'000         (L)'000         (L)'000         (L)'000        (L)'000
                                        ------------    ------------    ------------   ------------    ------------    ------------
Cash at bank and in hand............           1,805           2,222              --             --             (44)          3,983
Overdrafts..........................          (1,127)           (695)             --             --             (95)         (1,917)
Short-term bank deposits............           6,866          20,147              --             --             (71)         26,942
                                        ------------    ------------    ------------   ------------    ------------    ------------
                                               7,544          21,674              --             --            (210)         29,008
Debt due within one year............            (792)           (216)             --           (166)            (60)         (1,234)
Debt due after one year.............          (3,750)         (9,773)             --          7,644            (141)         (6,020)
Finance leases......................            (664)            268              --            (34)            (21)           (451)
                                        ------------    ------------    ------------   ------------    ------------    ------------
                                              (5,206)         (9,721)             --          7,444            (222)         (7,705)
                                        ------------    ------------    ------------   ------------    ------------    ------------
                                               2,338          11,953              --          7,444            (432)         21,303
                                        ============    ============    ============   ============    ============    ============


                                                                       Acquisitions                                         At
                                       At January 1,                   (excl cash &      Other non       Exchange      December 31,
                                            1999         Cash flow      overdrafts)    cash changes      movements         1999
                                          (L)'000         (L)'000         (L)'000         (L)'000         (L)'000        (L)'000
                                        ------------    ------------    ------------   ------------    ------------    ------------
Cash at bank and in hand............           3,983            (296)             --             --            (222)          3,465
Overdrafts..........................          (1,917)         (1,172)             --             --             280          (2,809)
Short-term bank deposits............          26,942         (19,989)          3,223             --              33          10,209
                                        ------------    ------------    ------------   ------------    ------------    ------------
                                              29,008         (21,457)          3,223             --              91          10,865
Debt due within one year............          (1,234)            460          (1,751)        (2,002)            103          (4,424)
Debt due after one year.............          (6,020)         (1,641)         (2,404)        (1,785)            545         (11,305)
Finance leases......................            (451)         (2,055)         (1,032)           (34)            182          (3,390)
                                        ------------    ------------    ------------   ------------    ------------    ------------
                                              (7,705)         (3,236)         (5,187)        (3,821)            830         (19,119)
                                        ------------    ------------    ------------   ------------    ------------    ------------
                                              21,303         (24,693)         (1,964)        (3,821)            921          (8,254)
                                        ============    ============    ============   ============    ============    ============


                                                                       Acquisitions                                         At
                                        At January 1,                   (excl cash &      Other non       Exchange     December 31,
                                            2000         Cash flow      overdrafts)    cash changes      movements         2000
                                          (L)'000         (L)'000         (L)'000         (L)'000         (L)'000        (L)'000
                                        ------------    ------------    ------------   ------------    ------------    ------------
Cash at bank and in hand............           3,465           7,014              --             --             290          10,769
Overdrafts..........................          (2,809)            189              --             --            (228)         (2,848)
Short-term bank deposits............          10,209          21,641              --             --             259          32,109
                                        ------------    ------------    ------------   ------------    ------------    ------------
                                              10,865          28,844              --             --             321          40,030
Debt due within one year............          (4,424)          1,659              --         (3,055)           (411)         (6,231)
Debt due after one year.............         (11,305)        (56,152)             --            684            (768)        (67,541)
Finance leases......................          (3,390)            891              --             --             (49)         (2,548)
                                        ------------    ------------    ------------   ------------    ------------    ------------
                                             (19,119)        (53,602)             --         (2,371)         (1,228)        (76,320)
                                        ------------    ------------    ------------   ------------    ------------    ------------
                                              (8,254)        (24,758)             --         (2,371)           (907)        (36,290)
                                        ============    ============    ============   ============    ============    ============

---------------

Cash at bank and in hand and short term deposits are aggregated on the balance sheet. Debt includes a secured mortgage and convertible bonds and debentures. Other non-cash changes in 2000 relate to the conversion of debentures, amortisation of the issue costs on the convertible bonds and the issue of a further portion of the Chiron loan note (see Note 16: Creditors: Amounts falling due after more than one year).

SKYEPHARMA PLC

(d) Purchase of subsidiary undertakings

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
Net assets acquired....................................................                  --               3,378                  --
Goodwill...............................................................                  --              32,306                  --
                                                                           ----------------    ----------------    ----------------
Purchase consideration.................................................                  --              35,684                  --
                                                                           ----------------    ----------------    ----------------
Satisfied by:
Initial purchase of shares.............................................                  --               2,939                  --
Share issue on acquisition.............................................                  --              19,959                  --
Share issue on approval of DepoCyt.....................................                  --               9,788                  --
Expenses relating to the transaction...................................                  --               2,998                  --
                                                                           ----------------    ----------------    ----------------
                                                                                         --              35,684                  --
                                                                           ================    ================    ================
Expenses relating to transaction.......................................                  --              (2,998)                 --
Net cash acquired with subsidiary......................................                  --                  48                  --
                                                                           ----------------    ----------------    ----------------
Net cash outflow on purchase of subsidiary.............................                  --              (2,950)                 --
                                                                           ================    ================    ================


    During year ended December 31, 1999 SkyePharma Inc. contributed (L)7.8 million to the Group's net cash outflow from operating activities and utilised
(L)0.6 million for capital expenditure.

Statement of Total Recognised Gains and Losses

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
Loss attributable to shareholders......................................             (22,096)            (19,414)            (19,690)
Net currency translation effect
 Group ................................................................               1,105              (2,220)                758
 Share of Joint Venture ...............................................                 197                (627)                 --
                                                                           ----------------    ----------------    ----------------
                                                                                      1,302              (2,847)                758
                                                                           ----------------    ----------------    ----------------
Total recognised gains and losses for the year.........................             (20,794)            (22,261)            (18,932)
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

SKYEPHARMA PLC

Reconciliation of Movement in Shareholders' Funds

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
Shareholders' (deficit)/funds at the beginning of the year.............             (46,110)              6,235              72,057
                                                                           ----------------    ----------------    ----------------
Total recognised gains and losses for the year.........................             (20,794)            (22,261)            (18,932)
Reinstatement on dissolution of joint venture of goodwill previously
  written-off to reserves..............................................                  --               5,760                  --
Goodwill adjustments on deferred consideration.........................              45,671               8,900               3,618
Equity shares issued, net of expenses..................................              36,662              41,573              22,581
Non-equity shares issued, net of expenses..............................                  --                  --              22,620
Increase/(decrease) in shares and warrants to be issued................                  --              40,750             (29,528)
Revaluation of shares and warrants to be issued........................              (9,463)             (8,900)             (3,618)
Issue of warrants......................................................                 269                  --                 154
                                                                           ----------------    ----------------    ----------------
Net movement in the year...............................................              52,345              65,822              (3,105)
                                                                           ----------------    ----------------    ----------------
Shareholders' funds at the end of the year.............................               6,235              72,057              68,952
                                                                           ================    ================    ================

---------------

See Notes to the Consolidated Financial Statements.

SKYEPHARMA PLC

Notes to the Consolidated Financial Statements

1   Accounting Policies

    Accounting convention and presentation

    The financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards. The principal accounting policies, which have been applied consistently, are set out below. The results for the year all relate to continuing operations. In 1998 there was a minor reclassification of manufacturing expenses, the effect of which was immaterial. The financial statements have been prepared on a going concern basis.

    The Group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the U.K. ("U.K. GAAP"). A reconciliation to U.S. GAAP of certain amounts at December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000 is set forth in
Note 29 of the Notes to the Consolidated Financial Statements.

    The Group has applied two new accounting standards during the period. The publication of FRS 15 and FRS 16 has not required any amendment to the Group's existing accounting policies.

    Consolidation

    The consolidated financial information includes the financial statements for the Company and its subsidiary undertakings. Intra-group sales and profits are eliminated fully on consolidation. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to the date of their sale or from their date of acquisition respectively.

    Investments which are held for the long-term and where the Group exercises joint control are accounted for using the gross equity method. Where the Group has certain contractual agreements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own, they are accounted for as a joint arrangement. The Group includes its share of the assets, liabilities and cashflows in such joint arrangements measured in accordance with the terms of each arrangement which is usually pro-rata to the Group's interest in the joint arrangement.

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

    Revenue recognition

    Turnover comprises contract development, manufacturing and distribution, and royalty income. Contract development income represents amounts invoiced or billable to customers for services rendered under development contracts or for non-refundable milestone payments and technology access fees in accordance with the contract terms. Manufacturing and distribution revenues principally comprise manufacturing fees invoiced to Wyeth-Ayerst International Inc. and its affiliated companies formerly under a three year manufacturing contract entered into on the acquisition of the Group's manufacturing facility in Lyon which expired in 1999 and subsequently under a new two-year agreement, non-contract manufacturing revenues under a collaboration agreement with Chiron Corporation, plus other contract manufacturing revenue and income from product sales. Revenue arising from manufacturing and distribution is recognised on dispatch of finished products. Royalty income represents income earned as a percentage of product sales. Advance royalties received are treated as deferred income until earned, when they are recognised as income.

SKYEPHARMA PLC

    Research and development costs

    Research costs are charged as an expense in the period in which they are incurred. Development costs are also recognised as an expense in the period in which they are incurred, unless all of the criteria are met for asset recognition. The major asset recognition criteria include: the ability to clearly define the product or process, demonstration of its technical feasibility and that a market for it exists. Development costs recognised as an asset do not exceed the probable net amount to be recovered in marketing the product or process and they are amortised over the estimated economic life.

    Foreign currencies

    Foreign currency transactions by Group companies are booked in local currency at the exchange rate ruling on the date of transaction. Assets and liabilities expressed in foreign currencies are translated into sterling at the exchange rates ruling at the balance sheet date. Unrealised gains and losses on forward contracts undertaken to manage foreign currency exposure are deferred and are recognised in the same period that the foreign currency exposure is recognised. Exchange differences which relate to the translation of net assets of overseas companies are taken directly to reserves. All other foreign exchange differences are taken to the profit and loss account in the year in which they arise. The Group uses the average of exchange rates prevailing during the year to translate the results of overseas subsidiaries into sterling and year-end rates to translate the net assets of those undertakings.

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

SKYEPHARMA PLC

    Intellectual property comprises acquired patents, trade marks, know-how and other similarly identified rights. These are recorded at their fair value at acquisition date and are amortised in equal instalments over their estimated economic lives, from the date when the transfer of technology is complete. The period over which the Group expects to derive economic benefits does not exceed 20 years. Prior to 1999, intellectual property was amortised over the lower of the legal or estimated economic lives, not to exceed five years. This change in estimate regarding the amortisation period associated with intellectual property brings the policy in line with other intangible assets, principally goodwill. Had the change occurred in 1998, the profit and loss account would not have been materially impacted. Costs associated with internally developed intellectual property are generally treated as research and development costs. Development costs are recognised under the criteria stated above. Intangible fixed assets are reviewed for impairment and any provision charged to the profit and loss account.

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

    Leased and hired assets

    Assets acquired under hire purchase and finance lease agreements are included in tangible fixed assets. The capital element of amounts owed to the finance company at the balance sheet date is included in creditors as amounts falling due either within or after more than one year. Repayments are treated as consisting of both capital and interest with the interest element being charged to the profit and loss account in proportion to the outstanding obligations. Payments under operating leases and short-term hire contracts are charged to profit and loss account as they fall due.

SKYEPHARMA PLC

    Pension costs

    The costs of the Group's defined contribution pension arrangements are charged to the income statement in the year to which they relate. The costs of the Group's defined benefits scheme are charged to the income statement on a systematic basis allowing for the expected pension cost over the service lives of employees, based on actuarial advice.

    Convertible debt

    On issue, convertible debt is stated at the amount of net proceeds after deducting issue costs. On conversion the amount recognised in shareholders' funds in respect of the shares issued is equal to the carrying value at the date of conversion. Convertible debentures were issued during 1998 at a discount equivalent to an annual interest rate of 3%. Convertible bonds were issued during 2000 (Note 17: Issue of convertible bonds). Interest payable on convertible debt is calculated to unwind the issue costs and any discount on issue at a constant rate over the term of the debt.

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

SKYEPHARMA PLC

(a) Turnover

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
By class of business:
Pharmaceuticals
Contract development, including milestone payments:
 Receivable from third parties ........................................               2,401               9,045              16,805
 Receivable from the Joint Venture ....................................                  52                  --                  --
                                                                           ----------------    ----------------    ----------------
                                                                                      2,453               9,045              16,805
Manufacturing & distribution...........................................               6,485               4,597               3,476
Royalties receivable...................................................               1,987               4,097               4,011
                                                                           ----------------    ----------------    ----------------
Total and consolidated.................................................              10,925              17,739              24,292
                                                                           ================    ================    ================
Contract development split:
 R&D costs recharged ..................................................               2,117               6,078               4,808
 Milestone payments ...................................................                 336               2,967              11,997
                                                                           ----------------    ----------------    ----------------
                                                                                      2,453               9,045              16,805
                                                                           ================    ================    ================
By location of customer:
 U.K. .................................................................                 207               2,237              13,178
 Continental Europe ...................................................               6,865              10,812               6,095
 U.S.A. ...............................................................               3,434               4,590               4,284
 Rest of the world ....................................................                 419                 100                 735
                                                                           ----------------    ----------------    ----------------
Total and consolidated.................................................              10,925              17,739              24,292
                                                                           ================    ================    ================
By location of operation:
 Continental Europe ...................................................              10,085              14,219              22,646
 U.S.A. ...............................................................                 840               3,520               1,646
                                                                           ----------------    ----------------    ----------------
Total and consolidated.................................................              10,925              17,739              24,292
                                                                           ================    ================    ================


    Royalties receivable in 1998, 1999 and 2000 related predominantly to one customer.

SKYEPHARMA PLC

    In 2000, (L)2,106,000 (1999: (L)2,485,000, 1998: (L)4,054,000) of
manufacturing & distribution revenues represent toll manufacturing fees invoiced to Wyeth-Ayerst International Inc. and affiliated companies.

(b) Cost of sales

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
By class of business:
Pharmaceuticals
 Contract development .................................................              (2,998)             (5,780)             (6,986)
 Manufacturing and Distribution .......................................              (6,592)             (8,241)             (7,073)
 Royalties payable ....................................................              (1,040)               (833)             (1,539)
                                                                           ----------------    ----------------    ----------------
Total and consolidated.................................................             (10,630)            (14,854)            (15,598)
                                                                           ================    ================    ================


(c) Operating Loss

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
By class of business:
 Pharmaceuticals ......................................................             (16,428)            (19,588)            (17,984)
                                                                           ----------------    ----------------    ----------------
Total and consolidated.................................................             (16,428)            (19,588)            (17,984)
                                                                           ----------------    ----------------    ----------------
By location of operation:
 U.K. .................................................................              (3,336)             (4,733)             (5,291)
 Continental Europe ...................................................              (8,629)             (4,776)                973
 U.S.A. ...............................................................              (4,463)            (10,079)            (13,666)
                                                                           ----------------    ----------------    ----------------
Total and consolidated.................................................             (16,428)            (19,588)            (17,984)
                                                                           ================    ================    ================


    Turnover and operating results of the Joint Venture relates wholly to pharmaceuticals and arises in continental Europe.

SKYEPHARMA PLC

    Reconciliation of reported operating loss to consolidated retained loss.

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
Operating Loss.........................................................             (16,428)            (19,588)            (17,984)
Share of operating profit/(loss) in Joint Venture......................                  14                 (48)                 --
                                                                           ----------------    ----------------    ----------------
Loss on ordinary activities before interest and taxation...............             (16,414)            (19,636)            (17,984)
Reversal of provision for loss on disposal of fixed asset investment...                  --                 381                  --
Interest receivable....................................................               1,396               1,364               1,806
Interest payable
 - Group ..............................................................              (6,619)             (1,391)             (3,508)
 - Joint Venture ......................................................                (374)                 --                  --
                                                                           ----------------    ----------------    ----------------
Total interest payable.................................................              (6,993)             (1,391)             (3,508)
                                                                           ----------------    ----------------    ----------------
Loss on ordinary activities before taxation............................             (22,011)            (19,282)            (19,686)
Taxation...............................................................                 (85)               (132)                 (4)
                                                                           ----------------    ----------------    ----------------
Retained loss..........................................................             (22,096)            (19,414)            (19,690)
                                                                           ================    ================    ================


(d) Total assets and net (liabilities)/assets

                                                                   Total assets                             Net assets
                                                       ------------------------------------    ------------------------------------
                                                         December 31,        December 31,        December 31,        December 31,
                                                             1999                2000                1999                2000
                                                           (L)'000             (L)'000             (L)'000             (L)'000
                                                       ----------------    ----------------    ----------------    ----------------
By class of business:
 Pharmaceuticals ..................................             106,734             163,825              72,057              68,952
                                                       ----------------    ----------------    ----------------    ----------------
By location of operation:
 U.K. .............................................               7,453              30,340             105,405              95,764
 Continental Europe ...............................              45,603              60,097             (62,508)            (67,138)
 U.S.A. ...........................................              53,678              73,388              29,160              40,326
                                                       ----------------    ----------------    ----------------    ----------------
 Total and consolidated ...........................             106,734             163,825              72,057              68,952
                                                       ================    ================    ================    ================


(e) Capital expenditure

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
By class of business:
 Pharmaceuticals ......................................................               4,308               7,656               8,736
                                                                           ================    ================    ================

SKYEPHARMA PLC

(f) Depreciation & amortisation

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
By class of business:
 Pharmaceuticals ......................................................               2,731               5,382               7,281
                                                                           ================    ================    ================


(g) Long lived assets

                                                                                                    Year to             Year to
                                                                                                  December 31,        December 31,
                                                                                                      1999                2000
                                                                                                    (L)'000             (L)'000
                                                                                                ----------------    ----------------
By location of operation:
 U.K .......................................................................................                 271                 214
 Continental Europe ........................................................................              37,929              52,477
 U.S.A. ....................................................................................              45,391              59,683
                                                                                                ----------------    ----------------
                                                                                                          83,591             112,374
                                                                                                ================    ================


3   Other operating income

    Other operating income in 2000 consists of (L)2.9 million ($4.4 million) earned under the agreement with Paul Capital Royalty Acquisition Fund, L.P. (`PCRAF') to develop DepoMorphine. Under the agreement, PCRAF will provide a total of $30 million over the next two years, to fund the clinical development and regulatory submission of DepoMorphine, in return for the sale of a portion of potential future royalty and revenue streams from DepoMorphine, Xatral OD, Solaraze and DepoCyt. Between January 2003 and December 2014, PCRAF will receive 15% of the annual royalties and revenues from the stated products, up to an agreed ceiling. Once the predetermined ceiling is reached, the percentage participation will fall to 3% for the remainder of the period until 31 December 2014.

4   Exceptional Items

Items included in operating loss

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
Provision for withdrawal from sales and marketing activities of
  Brightstone Pharma Inc...............................................               1,325                  --                  --
                                                                           ----------------    ----------------    ----------------
                                                                                      1,325                  --                  --
                                                                           ================    ================    ================


    There were no exceptional items in 1999 or 2000.

    1998 exceptional costs consisted of a provision against the cost of reorganisation and associated write-down of fixed assets and inventory following a decision that was made in November 1998 to withdraw from the sales and marketing activities of Brightstone Pharma Inc. The major actions comprising this plan were;

SKYEPHARMA PLC
      i To identify and provide for costs of exit from these activities in particular severance compensation and costs associated with termination of on going contracts with suppliers.

      ii To provide against the value of related inventory and fixed assets rendered obsolete.

    The total provision amounted to approximately (L)1.3 million made up as follows:

                                                                    (L)'000
                                                                ----------------
Write down of tangible fixed assets.........................                 170
Write down of inventory.....................................                 346
Provision made for costs of closure.........................                 809
                                                                ----------------
                                                                           1,325
                                                                ================


    Included in the provision for costs of closure is (L)506,000 relating to severance compensation. This represents the termination benefits for 22 staff involved in sales and marketing activities. This amount has been charged to selling, marketing and distribution expenses.

    The related inventory and tangible fixed assets were written off in 1998 resulting in (L)516,000 being charged to the provision.

    The exit plan was substantially completed by April 30, 1999 and the actual costs incurred were not materially different from the provision. The remainder of the provision was utilised in 2000.

5   Group Operating Loss

    The group operating loss is stated after charging:

                                                                                Year to             Year to             Year to
                                                                              December 31,        December 31,        December 31,
                                                                                  1998                1999                2000
                                                                                (L)'000             (L)'000             (L)'000
                                                                            ----------------    ----------------    ----------------
Auditors remuneration (details of non-audit services shown below)
 Audit of SkyePharma PLC - U.K. ........................................                  32                  39                  64
 Audit of subsidiary undertakings-overseas .............................                  59                 101                 117
Depreciation of tangible fixed assets
 owned assets ..........................................................               2,332               3,508               3,501
 assets held under finance leases ......................................                 147                 334                 441
 exceptional write down of assets ......................................                 170                  --                  --
Amortization of intangible fixed assets
 amortization of goodwill ..............................................                  --               1,211               2,099
 amortization of intellectual property .................................                  82                 329               1,082
Research and development expenses
 current year expenses .................................................               5,712               6,728              13,104
 amortized from deferred expenses ......................................                  --                  --                 158
Operating lease rentals
 hire of plant and machinery ...........................................                  69               1,844               2,593
 other .................................................................                 823                 486                 373
                                                                            ================    ================    ================

SKYEPHARMA PLC

    In addition to the above, the Auditors have earned remuneration in respect of non-audit services. It is the Group's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where their expertise and experience with the Group are important, principally tax advice and due diligence reporting on acquisitions, or where they are awarded assignments on a competitive basis. During the year PricewaterhouseCoopers earned the following fees from the Group:

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
Due diligence and other audit-related work.............................                 620                 152                 159
Tax advice.............................................................                  29                 230                 231
Other services.........................................................                  --                  66                 144
                                                                           ----------------    ----------------    ----------------
Total non-audit fees...................................................                 649*                448                 534
                                                                           ================    ================    ================

---------------

*Non-audit fees of (L)649,000 for PricewaterhouseCoopers in 1998 include
(L)95,000 paid to Price Waterhouse and (L)17,000 paid to Coopers & Lybrand prior to the date of appointment of PricewaterhouseCoopers as auditors.

6   Employees

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
Employment costs
Wages and salaries.....................................................               9,085              11,559              13,506
Social security costs..................................................               1,209               1,815               2,011
Pension costs..........................................................                 526                 469                 532
                                                                           ----------------    ----------------    ----------------
                                                                                     10,820              13,843              16,049
                                                                           ================    ================    ================


    The average number of persons employed by the Group during the year was as follows:

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                               (L)'000             (L)'000             (L)'000
                                                                                Number              Number              Number
                                                                           ----------------    ----------------    ----------------
Pharmaceuticals........................................................                 279                 354                 373
                                                                           ================    ================    ================

SKYEPHARMA PLC

    Directors' Remuneration The tables below set out details of the Directors' aggregate emoluments and pension contributions for the years ended December 31, 1998, 1999 and 2000.


                                                                                           Compensation
                                                           Base Salary                     for loss of
                                                              & Fees        Benefits          office           Bonuses       Total
Year to December 31, 1998                                    (L)'000         (L)'000         (L)'000           (L)'000      (L)'000
                                                           -------------    ---------    ----------------    -----------    -------
Executive Directors
I R Gowrie-Smith (Executive Chairman).................               250           21                  --             63        334
M Ashton..............................................               142           50                  --             36        228
J F Bozman Jr. (to October 30, 1998)..................               148           21                 154             --        323
D Nicholson...........................................               120            9                  --             30        159
R A B Stewart (to November 20, 1998)..................                98            9                  --             --        107
Dr J Gonella (to April 22, 1998)......................                49            6                  --             --         55
                                                           -------------    ---------    ----------------    -----------    -------
                                                                     807          116                 154            129      1,206
                                                           =============    =========    ================    ===========    =======
Non-Executive Directors
Sir M G Beavis........................................                20           --                  --             --         20
Dr J Gonella (Executive Director prior to
  April 22, 1998).....................................                13           --                  --             --         13
R S Harris............................................                20           --                  --             --         20
D J Lees..............................................                20           --                  --             --         20
Dr K Mansford.........................................                20           --                  --             --         20
Dr T Rinderknecht.....................................                33           --                  --             --         33
N W Wray..............................................                20           --                  --             --         20
W Zeller..............................................                32           --                  --             --         32
                                                           -------------    ---------    ----------------    -----------    -------
                                                                     178           --                  --             --        178
                                                           -------------    ---------    ----------------    -----------    -------
                                                                     985          116                 154            129      1,384
                                                           =============    =========    ================    ===========    =======


                                                        Base Salary &
                                                             Fees              Benefits            Bonuses              Total
Year to December 31, 1999                                  (L)'000             (L)'000             (L)'000             (L)'000
                                                       ----------------    ----------------    ----------------    ----------------
Executive Directors
I R Gowrie-Smith (Executive Chairman)..............                 350                  22                  60                 432
M Ashton...........................................                 300                  60                  51                 411
D Nicholson........................................                 150                  10                  37                 197
                                                       ----------------    ----------------    ----------------    ----------------
                                                                    800                  92                 148               1,040
                                                       ----------------    ----------------    ----------------    ----------------
Non-Executive Directors
Sir M G Beavis.....................................                  25                  --                  --                  25
Dr J Gonella.......................................                  25                  --                  --                  25
R S Harris.........................................                  25                  --                  --                  25
D J Lees (to 19 May 1999)..........................                  10                  --                  --                  10
Dr K Mansford......................................                  25                  --                  --                  25
Dr T Rinderknecht..................................                  37                  --                  --                  37
N W Wray...........................................                  25                  --                  --                  25
W Zeller...........................................                  37                  --                  --                  37
                                                       ----------------    ----------------    ----------------    ----------------
                                                                    209                  --                  --                 209
                                                       ----------------    ----------------    ----------------    ----------------
                                                                  1,009                  92                 148               1,249
                                                       ================    ================    ================    ================

SKYEPHARMA PLC

                                                       Fees and Salary         Benefits            Bonuses              Total
Year ended December 31, 2000                               (L)'000             (L)'000             (L)'000             (L)'000
                                                       ----------------    ----------------    ----------------    ----------------
Executive Directors
I R Gowrie-Smith (Executive Chairman)..............                 376                  20                  60                 456
M Ashton...........................................                 323                  59                  52                 434
D Nicholson........................................                 161                  10                  26                 197
                                                       ----------------    ----------------    ----------------    ----------------
                                                                    860                  89                 138               1,087
                                                       ----------------    ----------------    ----------------    ----------------
Non-Executive Directors
Sir M G Beavis.....................................                  25                  --                  --                  25
Dr J Gonella.......................................                  25                  --                  --                  25
R S Harris.........................................                  25                  --                  --                  25
D J Lees (to 19 May 1999)..........................                  --                  --                  --                  --
T Howson (from 28 September 2000)..................                   6                  --                  --                   6
A N Karabelas (from 30 November 2000)..............                   2                  --                  --                   2
Dr K Mansford......................................                  25                  --                  --                  25
Dr T Rinderknecht (to 3 November 2000).............                  33                  --                  --                  33
N W Wray (to 30 November 2000).....................                  21                  --                  --                  21
W Zeller...........................................                  37                  --                  --                  37
                                                       ----------------    ----------------    ----------------    ----------------
                                                                    199                  --                  --                 199
                                                       ----------------    ----------------    ----------------    ----------------
                                                                  1,059                  89                 138               1,286
                                                       ================    ================    ================    ================


    The emoluments of Dr T Rinderknecht and W Zeller include remuneration in respect of their capacity as Non-executive Director of subsidiary companies. Benefits for M Ashton include a living allowance and school fees.

Pensions

    Contributions made to defined contribution pension schemes on behalf of the Directors are set out below:

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
I R Gowrie-Smith.......................................................                  31                  44                  47
M Ashton...............................................................                  14                  37                  40
J F Bozman Jr. (to October 30, 1998)...................................                  19                  --                  --
D Nicholson............................................................                  15                  19                  20
R A B Stewart (to November 20, 1998)...................................                  12                  --                  --
Dr J Gonella...........................................................                   6                  --                  --
                                                                           ----------------    ----------------    ----------------
                                                                                         97                 100                 107
                                                                           ================    ================    ================

SKYEPHARMA PLC

Directors' Interests
    The following tables set out the interests of Directors (including the interests of their immediate families and persons connected with the Directors) as at December 31, 1998, December 31, 1999 and December 31, 2000. All interests are beneficial unless otherwise stated in the notes to the table.

                                                                             December 31,        December 31,        December 31,
Number of ordinary shares                                                        1998                1999                2000
                                                                           ----------------    ----------------    ----------------
                                                                                           (or date of appointment)
I R Gowrie-Smith.......................................................          37,122,972          37,122,972          25,122,972
Dr J Gonella...........................................................          90,472,890          90,472,890          96,472,890
M Ashton...............................................................             110,000             110,000             110,000
D Nicholson............................................................             137,000             137,000             137,000
Sir M G Beavis.........................................................             172,000             172,000             172,000
R S Harris.............................................................              46,500              46,500              46,500
D J Lees (to May 19, 1999).............................................           6,967,376                  --                  --
Dr K Mansford..........................................................              16,000              16,000              16,000
Dr T Rinderknecht (to November 3, 2000)................................           5,785,065           5,785,065                  --
N W Wray (to November 30, 2000)........................................           8,367,560           8,367,560                  --
W Zeller...............................................................              55,000              55,000              55,000
                                                                           ----------------    ----------------    ----------------
                                                                                149,252,363         142,284,987         122,132,362
                                                                           ================    ================    ================


    In addition to the interests shown above at December 31, 2000, Dr A N Karabelas had a beneficial interest in 2,000 American Depository Receipts; Dr J Gonella had a beneficial interest in 12 million Deferred 'A' Shares and 12 million Deferred 'B' Shares and Mr I R Gowrie-Smith had a beneficial interest in 20,000 convertible bonds, all issued by the Company.

    The interests of Dr T Rinderknecht and N W Wray in the ordinary shares of the Company at December 31, 2000 are not shown as they ceased to be a Director during the year.

Number of 'A' warrants

    All 'A' Warrants were exercised in December 1998 resulting in the issue of 2,437,670 ordinary shares for a consideration of (L)243,767.

                                                                             December 31,        December 31,        December 31,
Number of 'B' warrants                                                           1998                1999                2000
                                                                           ----------------    ----------------    ----------------
I R Gowrie-Smith.......................................................          19,797,143          19,797,143          19,797,143
Sir M G Beavis.........................................................              84,000              84,000              84,000
D J Lees (to May 19, 1999).............................................           1,693,475                  --                  --
N W Wray (to November 30, 2000)........................................           1,589,510           1,589,510                  --
                                                                           ----------------    ----------------    ----------------
                                                                                 23,164,128          21,470,653          19,881,143
                                                                           ================    ================    ================

SKYEPHARMA PLC

                                                                                                       Date from
                                                                                                     which options
Ordinary Options over               January 1,                      December 31,       Exercise          can be
shares of 10 pence each                2000           Granted           2000             price         exercised       Expiry date
                                   -------------   -------------    -------------    -------------   -------------    -------------
I R Gowrie-Smith...............        1,234,568              --        1,234,568             81.0p       12-06-99         12-06-06
                                         575,539              --          575,539             69.5p       04-19-02         04-19-09
M Ashton.......................          639,077              --          639,077             93.0p       03-31-01         03-31-08
                                         871,451              --          871,451             69.5p       04-19-02         04-19-09
D Nicholson....................          533,333              --          533,333             75.0p       04-29-99         04-29-06
                                          86,022              --           86,022             93.0p       03-31-01         03-31-08
                                         172,662              --          172,662             69.5p       04-19-02         04-19-09


                                                                                                       Date from
                                                                                                     which options
Super Options over                  January 1,                      December 31,       Exercise          can be
shares of 10 pence each                2000           Granted           2000             price         exercised       Expiry date
                                   -------------   -------------    -------------    -------------   -------------    -------------
Directors
I R Gowrie-Smith...............        2,385,009              --        2,385,009            56.67p       05-25-04         05-25-09
M Ashton.......................        2,044,293              --        2,044,293            56.67p       05-25-04         05-25-09
D Nicholson....................        1,022,147              --        1,022,147            56.67p       05-25-04         05-25-09


    The above options are granted to Directors under the terms of the SkyePharma Executive Share Option Scheme, the European and North American Scheme and the SkyePharma PLC 1999 Share Option Scheme described on pages 78 to 82.

    As at December 31, 2000, none of the Directors had any interests in shares of any other Group company. The market value of ordinary shares at December 31, 2000 was 64.0 pence. The market value of ordinary shares during 2000 ranged from the lowest closing mid price of 49.75 pence to the highest closing mid price of 190.0 pence. There has been no change in the total interest of each Director since December 31, 2000.

    Details of the rights of warrant holders and terms of the Share Option schemes are shown in Note 22.

7   Group Interest Payable

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
Interest payable on bank loans, overdrafts and other loans:
 Repayable within five years, not by instalments ......................                 (56)               (242)               (268)
 Repayable within five years, by instalments ..........................                  --                (630)               (715)
 Repayable wholly or partly in more than five years ...................                (230)               (311)               (241)
Finance leases.........................................................                 (34)                (92)               (232)
Interest on convertible debentures.....................................                (419)               (116)                 --
Interest on convertible bonds..........................................                  --                  --              (2,052)
Interest on deferred consideration.....................................              (5,880)                 --                  --
                                                                           ----------------    ----------------    ----------------
                                                                                     (6,619)             (1,391)             (3,508)
                                                                           ================    ================    ================

SKYEPHARMA PLC

    In prior years and in accordance with Financial Reporting Standard No 7:
Fair Values in Acquisition Accounting, the Group recorded a reasonable estimate of the fair value of future amounts expected to be payable to the vendor in respect of the acquisition of Jago. This amount was discounted at the Group's estimated cost of debt and the interest amount charged in 1998 represented the unwinding of that discount during that year.

    At March 31, 2000, as a result of an agreement with the vendor of Jago (Dr Gonella), it has been determined that the deferred consideration will be settled by shares rather than by cash. As such the fair value of the deferred consideration was re-classified as shares and warrants to be issued at December 31, 1999. No further discounting is required. Following shareholder approval of the settlement agreement in July 2000, 6 million ordinary shares and 24 million Deferred Shares were issued to Dr Gonella.

8   Taxation

    Loss from ordinary activities before taxes, as shown in the consolidated statements of income, is analysed over its component parts as follows:

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
United Kingdom.........................................................                 207                 234               4,069
Overseas...............................................................             (22,218)            (19,516)            (23,755)
                                                                           ----------------    ----------------    ----------------
                                                                                    (22,011)            (19,282)            (19,686)
                                                                           ================    ================    ================


    Taxation charge based on results for the period:

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
U.K. corporation tax...................................................                  --                  --                  --
Overseas taxation......................................................                 (85)                (57)                (19)
(Under provision)/over provision in previous years.....................                  --                 (75)                 15
                                                                           ----------------    ----------------    ----------------
                                                                                        (85)               (132)                 (4)
                                                                           ================    ================    ================


    There was no deferred tax component in the tax charge for the years presented.

    The Group has estimated total tax losses available to be set off against future taxable profits of (L) (L)165.5 million (December 31, 1999: (L)105.0 million, December 31, 1998: (L)53.2 million). These losses arise primarily in the U.K., Switzerland and U.S.A. Of the (L)165.5 million of losses carried forward, (L)1.3 million expire in 2001, (L)24.0 million expire between 2002 and 2004, (L)127.0 million expire from 2005 onwards and (L)13.2 million of losses may be carried forward indefinitely.

SKYEPHARMA PLC

    The above charges, including exceptional items reconcile with the applicable U.K. statutory corporation tax rates as follows:

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                                  %                   %                   %
                                                                           ----------------    ----------------    ----------------
Statutory U.K. Corporation tax rate....................................                31.0                30.3                30.0
Tax rate differences...................................................                (7.0)                9.0                12.0
Tax losses not recognised as deferred tax assets.......................               (15.9)              (26.1)              (21.9)
Prior year items.......................................................                  --                (0.4)                0.1
Other items not recognised as deferred tax assets......................                (3.1)                0.2               (35.2)
Other..................................................................                (5.4)              (13.7)               15.0
                                                                           ----------------    ----------------    ----------------
Effective tax rate.....................................................                (0.4)               (0.7)               (0.0)
                                                                           ================    ================    ================


9   Loss per Ordinary Share

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                           ----------------    ----------------    ----------------
Attributable loss ((L)'000)............................................             (22,096)            (19,414)            (19,690)
Weighted average number of shares in issue ('000)......................             384,871             467,214             508,228
                                                                           ----------------    ----------------    ----------------
Loss per share (pence).................................................                (5.7)p              (4.2)p              (3.9)
                                                                           ================    ================    ================


    There is no difference between basic and diluted loss per share since all potential ordinary shares including convertible bonds, warrants and options are anti-dilutive.

SKYEPHARMA PLC

10  Intangible Fixed Assets

                                                                             Intellectual        Development
                                                           Goodwill            property             costs               Total
                                                           (L)'000             (L)'000             (L)'000             (L)'000
                                                       ----------------    ----------------    ----------------    ----------------
Cost
At January 1, 1999.................................                  --                 460               1,491               1,951
Acquisition of subsidiary undertaking..............              32,306                 557                  --              32,863
Exchange adjustments...............................                  --                (786)               (254)             (1,040)
Additions..........................................                  --              17,605                 294              17,899
                                                       ----------------    ----------------    ----------------    ----------------
At December 31, 1999...............................              32,306              17,836               1,531              51,673
Exchange adjustments...............................                  --               1,918                 161               2,079
Additions..........................................              13,720              10,017                  --              23,737
                                                       ----------------    ----------------    ----------------    ----------------
At December 31, 2000...............................              46,026              29,771               1,692              77,489
                                                       ----------------    ----------------    ----------------    ----------------
Amortization
At January 1, 1999.................................                  --                 273                 279                 552
Exchange adjustments...............................                  --                (118)                (54)               (172)
Charge for the year................................               1,211                 329                  --               1,540
                                                       ----------------    ----------------    ----------------    ----------------
At December 31, 1999...............................               1,211                 484                 225               1,920
Exchange adjustments...............................                  --                 113                  31                 144
Charge for the year................................               2,099               1,082                 158               3,339
                                                       ----------------    ----------------    ----------------    ----------------
At December 31, 2000...............................               3,310               1,679                 414               5,403
                                                       ----------------    ----------------    ----------------    ----------------
Net book value at December 31, 1999................              31,095              17,352               1,306              49,753
                                                       ================    ================    ================    ================
Net book value at December 31, 2000................              42,716              28,092               1,278              72,086
                                                       ================    ================    ================    ================


    On April 4, 2000 the Company announced that the final contingent payment on the acquisition of DepoTech had been triggered following the signing of a contract to utilise DepoFoam technology for a macromolecule. As a result 12.1 million shares were issued on April 25, 2000 at a value of (L)13.3 million.

    In connection with the acquisition of DepoTech, the Company agreed that outstanding warrants to purchase DepoTech common stock on the effective date of the merger would become warrants to purchase the Company's ordinary shares. Following the issue of shares on April 25, 2000, the former DepoTech shareholders became entitled to a further 458,144 warrants with a value of
(L)0.2 million.

    Taking into account the final payments above, the total consideration paid on the acquisition of DepoTech was (L)49.4 million.

    Significant additions to intellectual property during the year comprised
(L)5.9 million ($9 million) paid to Bioglan for certain exclusive development and commercial rights in relation to new products from the Crystalip and DermaStick technologies and also the right to develop with Bioglan two new products in the ES-Gel system, (L)2.3 million ($3.5 million) capitalised on the Chiron Loan note (see Note 16: Amounts falling due after more than one year) and an additional Cdn$1.3 million paid to the receiver of Hyal (see Note 12: Investments).

SKYEPHARMA PLC

11  Tangible Fixed Assets

                                                     Laboratory     Assets in the     Office and
                                     Land and      equipment and      course of          other           Motor
                                     buildings        machines      construction       equipment        vehicles          Total
                                      (L)'000         (L)'000          (L)'000          (L)'000         (L)'000          (L)'000
                                   -------------   -------------    -------------    -------------   -------------    -------------
Cost
At January 1, 1999.............           20,197           8,785              505            1,861             303           31,651
Acquisition of subsidiary
  undertakings.................            2,381           4,278                5              634              --            7,298
Exchange adjustments...........           (2,440)         (1,242)            (101)            (166)            (27)          (3,976)
Additions......................            3,301           3,086              696              498              75            7,656
Disposals......................               --            (248)              --             (214)            (74)            (536)
                                   -------------   -------------    -------------    -------------   -------------    -------------
At December 31, 1999...........           23,439          14,659            1,105            2,613             277           42,093
Exchange adjustments...........              851           1,092              171              176              15            2,305
Additions......................              330           5,113            2,334              930              29            8,736
Disposals......................               --            (277)              (1)             (76)             --             (354)
                                   -------------   -------------    -------------    -------------   -------------    -------------
At December 31, 2000...........           24,620          20,587            3,609            3,643             321           52,780
                                   -------------   -------------    -------------    -------------   -------------    -------------
Depreciation
At January 1, 1999.............            2,151           2,227               --            1,138             136            5,652
Exchange adjustments...........             (312)           (479)              --             (107)            (15)            (913)
Disposals......................               --            (126)              --             (172)            (28)            (326)
Charge for the period..........            1,420           1,855               --              511              56            3,842
                                   -------------   -------------    -------------    -------------   -------------    -------------
At December 31, 1999...........            3,259           3,477               --            1,370             149            8,255
Exchange adjustments...........              155             319               --               72              10              556
Disposals......................               --            (197)              --              (64)             --             (261)
Charge for year................            1,407           1,929               --              546              60            3,942
                                   -------------   -------------    -------------    -------------   -------------    -------------
At December 31, 2000...........            4,821           5,528               --            1,924             219           12,492
                                   -------------   -------------    -------------    -------------   -------------    -------------
Net book value at December 31,
  1999.........................           20,180          11,182            1,105            1,243             128           33,838
                                   =============   =============    =============    =============   =============    =============
Net book value at December 31,
  2000.........................           19,799          15,059            3,609            1,719             102           40,288
                                   =============   =============    =============    =============   =============    =============


    Land and buildings, at net book value, is as follows:

                                                Year to             Year to
                                              December 31,        December 31,
                                                  1999                2000
                                                (L)'000             (L)'000
                                            ----------------    ----------------
Freehold property.......................              17,812              17,365
Long leaseholds.........................               2,306                  --
Short leaseholds........................                  62               2,434
                                            ----------------    ----------------
                                                      20,180              19,799
                                            ================    ================


    Included in freehold property is an amount of (L)4,561,000 (December 31, 1999: (L)4,335,000) in respect of land which is not depreciated.

SKYEPHARMA PLC

    Laboratory equipment and machinery include cost of (L)3,982,000 (December 31, 1999: (L)4,764,000) and accumulated depreciation of (L)1,119,000 (December 31, 1999: (L)842,000) in respect of assets held under finance leases and hire purchase contracts.

    Land and buildings at December 31, 2000 include cost of (L)nil (December 31, 1999: (L)1,588,000) and accumulated depreciation of (L)nil (December 31, 1999: (L)12,000) in respect of assets held under finance leases and hire purchase contracts. The assets held under finance leases in 1999 were held by SkyePharma Inc (formerly Depotech) which was acquired in 1999. All such leases expired during 2000.

12  Joint Venture and Investments

 Joint Venture

    The Group, through Jago, has a 50% interest in a Joint Venture with Genta Incorporated, a U.S. public biotechnology company, which is based in California.

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

SKYEPHARMA PLC

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

    At January 1, 1999 the Group held 232,056 unregistered shares in Genta the carrying value of which had been reduced to zero in 1996 as they remained unregistered pending resolution of the future of the Joint Venture. Subsequent to the March 4, 1999 agreement the necessary steps were taken to enable the Group to dispose of the shares. A profit of (L)381,000 was realised which is shown as a reversal of the provision of loss on disposal of fixed asset investment.

    For the year ended December 31, 2000 there was no profit or loss on operations in the Joint Venture recognised in the financial statements. The net loss arising in the Joint Venture included in the income statement for the year to December 31, 1999 was (L)48,000.

 Investments

                                                                     Other
                                                                  Investments
                                                                     Listed
                                                                    (L)'000
                                                                ----------------
Cost
At January 1, 1999                                                         4,762
Transfer to shares in Group undertakings....................              (2,939)
Disposals...................................................              (1,823)
                                                                ----------------
At December 31, 1999 and December 31, 2000..................                  --
                                                                ----------------
Provision
At January 1, 1999..........................................              (1,823)
Reversal of provision.......................................               1,823
                                                                ----------------
At December 31, 1999 and December 31, 2000..................                  --
                                                                ----------------
Net book value at December 31, 1999.........................                  --
                                                                ================
Net book value at December 31, 2000.........................                  --
                                                                ================


    At January 1, 1999 the Group held 232,056 unregistered shares in Genta. A provision for loss on disposal amounting to (L)1,823,000, representing the historical cost of the shares, was made in the year to December 1996, as the shares remained unregistered pending resolution of the future of the Joint Venture. This reduced the carrying value to zero. Subsequent to the March 4, 1999 agreement the necessary steps were taken to enable the Group to dispose of the shares. A profit of (L)381,000 was realised which is shown as a reversal of the provision of loss on disposal of fixed asset investment.

SKYEPHARMA PLC

    On October 19, 1998 the Group acquired 2,857,143 shares representing approximately 16% of Common Stock in DepoTech Corporation of San Diego, California, a company listed on the Nasdaq National Market for a consideration of (L)2,939,000 ($5,000,000). On March 10, 1999 the Group completed the acquisition and accordingly the investment was reclassified as shares in subsidiary undertakings (see Note 12: Investments). The market value of the listed investment in DepoTech at January 1, 1999 was (L)3,971,000.

    On October 28, 1999 Skyepharma completed its acquisition of the tangible assets and intellectual property of Hyal Pharmaceutical Corporation of Mississauga, Ontario ('Hyal') for a purchase price of Cdn$14.0 million. Consideration was satisfied by the set-off of Cdn$11.6 million of SkyePharma's secured and unsecured debt owed by Hyal including the interest due and $2.4 million in cash. In addition, and because Hyal was in receivership at this time, SkyePharma indemnified the receiver to the extent that Cdn$11.6 million exceeded the amount that SkyePharma may ultimately be entitled to receive as a creditor of Hyal. This indemnity was secured by an irrevocable letter of credit open for up to one year in the amount of Cdn$1.0 million.

    During 2000 the letter of credit was called to recover the shortfall in the receivership process. In return, SkyePharma, as one of the creditors of Hyal, was awarded seven Hyal shares for every dollar shortfall in the process. As a result, SkyePharma received 8.0 million shares, representing approximately 19.5% of Hyal in 2001. Since the shares are not currently traded on a public market there is currently no value attributable to these shares and thus they have been recorded in 2001 at zero cost.

13  Stocks

                                              December 31,        December 31,
                                                  1999                2000
                                                (L)'000             (L)'000
                                            ----------------    ----------------
Raw materials and consumables...........               1,082               1,428
Work in progress........................                  32                 206
Finished goods..........................                  20                   2
                                            ----------------    ----------------
                                                       1,134               1,636
                                            ================    ================


    The replacement cost of stocks is not materially different from original cost.

14  Debtors

                                              December 31,        December 31,
                                                  1999                2000
                                                (L)'000             (L)'000
                                            ----------------    ----------------
Trade debtors...........................               5,403               1,118
Other debtors...........................               1,219               1,261
Royalties receivable....................                 224                 102
Prepayments and accrued income..........               1,410               2,914
Interest receivable.....................                  79               1,542
                                            ----------------    ----------------
                                                       8,335               6,937
                                            ================    ================


    Trade debtors includes allowance for doubtful accounts amounting to (L)Nil (December 31, 1999: (L)Nil).

SKYEPHARMA PLC

15  Creditors: Amounts Falling Due within One Year

                                              December 31,        December 31,
                                                  1999                2000
                                                (L)'000             (L)'000
                                            ----------------    ----------------
Bank overdrafts.........................               2,809               2,848
Bank loans..............................               2,263               3,120
Current portion of secured Mortgage
  (note 16).............................                 155                 165
Current portion of Chiron loan note
  (note 16).............................               2,006               2,946
Trade creditors.........................               3,279               2,836
Corporation tax.........................                   7                   3
Other taxation and social security
  costs.................................               1,406                 233
Royalties payable.......................                 106               1,119
Accrued legal and professional fees.....                 306                 605
Accrued convertible bond interest.......                  --                 991
Obligations under hire purchase and
  finance leases........................               1,132                 861
Other creditors and accruals............               3,163               4,814
                                            ----------------    ----------------
                                                      16,632              20,541
                                            ================    ================


    At December 31, 2000 the Group had a secured overdraft facility of (L)2.0 million with the Basellandschaftliche Kantonalbank. In addition, and included within bank loans, the Kantonalbank has extended a fixed credit facility of
(L)0.6 million and a construction loan of (L)1.3 million. Both loans are renewable annually and bear interest at 6.0% and 3.0% respectively. The overdraft and bank loans are all secured on the assets of Jago with the overdraft and credit facility also guaranteed by SkyePharma PLC.

    At December 31, 2000 the Group also had an overdraft facility with Societe Generale of (L)0.8 million, secured by the trade debtors of SkyePharma Production SAS and guaranteed by SkyePharma PLC.

    Obligations under hire purchase and finance leases at December 31, 2000 derive from the purchase of laboratory equipment and machinery, the sale and leaseback of certain equipment and other capital leases.

SKYEPHARMA PLC

16  Creditors: Amounts Falling Due After More Than One Year

                                              December 31,        December 31,
                                                  1999                2000
                                                (L)'000             (L)'000
                                            ----------------    ----------------
Bank loans..............................               1,222                  71
Secured Mortgage........................               5,969               6,197
Chiron loan note........................               4,011               3,727
Deferred income.........................               2,395               2,985
Convertible debt:
Convertible debentures due February
  2001..................................                 103                  --
Convertible bonds due June 2005.........                  --              57,546
Obligations under finance leases........               2,258               1,687
                                            ----------------    ----------------
                                                      15,958              72,213
                                            ================    ================
Bank and other loans are repayable as
  follows:
Between one and two years...............               3,316               3,181
Between two and three years.............               2,227                 946
Between three and four years............                 155               3,139
Between four and five years.............               2,946                 166
After five years........................               2,558               2,563
                                            ----------------    ----------------
                                                      11,202               9,995
                                            ================    ================
Obligations under finance leases are
  repayable as follows:
Between one and two years...............                 758                 842
Between two and three years.............                 743                 844
Between three and four years............                 757                   1
                                            ----------------    ----------------
                                                       2,258               1,687
                                            ================    ================


    At December 31, 2000 the Group had a property mortgage facility with the Basellandschaftliche Kantonalbank of (L)6.4 million. The mortgage is in two tranches, both secured by the assets of Jago, and guaranteed by SkyePharma PLC. The first tranche bears interest at 5.0% and is repayable by instalments over 21 years semi-annually. The second tranche bears interest at 3.0% and is repayable in 2004.

    At December 31, 2000 the Group had (L)1.3 million outstanding on a loan payable to the Silicon Valley Bank of which (L)1.2 million is shown within current liabilities. The loan is secured upon specific fixed assets of SkyePharma Inc. and is guaranteed by SkyePharma PLC. The loan bears a floating rate of interest set at the U.S. prime rate plus 0.5% and the principal is repayable in monthly instalments until February 2002.

    At December 31, 2000 the Group had (L)6.7 million outstanding on the Chiron loan note of which (L)2.9 million is shown within current liabilities. The original note was issued in 1999 on the acquisition of SkyePharma Inc. (formerly DepoTech Corporation). Under a collaboration agreement with Chiron Corporation, DepoTech had an obligation to pay Chiron $11.7 million within six months of U.S. or European marketing approval of DepoCyt. Consequent upon the acquisition, SkyePharma, DepoTech and Chiron further amended the agreement with Chiron in March 1999 such that the Group issued a note payable to Chiron of $9.7 million on the receipt of FDA approval of DepoCyt on April 1, 1999.

SKYEPHARMA PLC

    During 2000, SkyePharma and Chiron amended the March 1999 agreement whereby SkyePharma would have issued a note payable for $3.5 million to Chiron upon the filing of an application for DepoCyt for pediatric indications in the U.S. Under the amendment dated October 4, 2000 the note became payable on the earlier of the filing of an application for DepoCyt for pediatric indications in the U.S. or the date on which Phase IV clinical trials, required by the U.S. FDA as a condition of product approval, commenced. The $3.5 million note was issued in December 2000. The notes are secured on the rights to DepoCyt and bear a floating rate of interest based on LIBOR. The principals are payable in equal instalments on June 30, 2001 and 2002 for the first tranche and June 30, 2001, 2002 and 2003 for the second.

17  Issue of Convertible Bonds

    On June 16, 2000, the Company issued (L)59.4 million 6% Convertible Bonds (the `Bonds') due 2005. The Bonds are convertible at the option of the holder into fully paid 10 pence Ordinary Shares in the Company at an initial conversion price of 132 pence at any time up to June 19, 2005. The initial conversion price represents a premium of 27% over the prevailing market price of 104 pence on the pricing date of May 17, 2000. The conversion price will be recalculated on June 19, 2001 based upon the average of the closing bid quotations of an ordinary share for the previous 10 dealing days. Where this price is less than 132 pence, the conversion price will be reduced accordingly to a minimum of 83 pence. Unless previously redeemed or converted, the Bonds will be redeemed by the Company at their principal amount on June 19, 2005.

    The net proceeds recognised on issue were (L)57,328,000 being gross proceeds of (L)59,400,000 less expenses of (L)2,072,000, of which (L)2,022,000 were paid in the period.

    Of the gross proceeds of the Bond issue, (L)30 million has been subject to a cancellable interest rate swap agreement by which the Company has swapped a fixed obligation to floating and will pay 5.6% until June 2001 and then LIBOR minus 0.725% over the life of the Bond.

    During 1998, debentures were issued at a discount equivalent to an annual interest rate of 3%. All such debentures were converted in the six months ended June 30, 2000.

18  Provisions for Liabilities and Charges

                                                                                          Other
                                                       ----------------------------------------------------------------------------
                                       Deferred                             Restructuring          National
                                    consideration          Pension            Provision           Insurance             Total
                                       (L)'000             (L)'000             (L)'000             (L)'000             (L)'000
                                   ----------------    ----------------    ----------------    ----------------    ----------------
At January 1, 1999.............              39,500                 230                 809                  --               1,039
Utilised in the year...........                  --                  --                (737)                 --                (737)
Charged in the year............               1,861                  --                  --                  --                  --
Revaluation....................                  --                 (44)                 --                  --                 (44)
Reclassification...............             (39,500)                 --                  --                  --                  --
Exchange adjustments...........                  --                 (56)                 24                  --                 (32)
                                   ----------------    ----------------    ----------------    ----------------    ----------------
At December 31, 1999...........               1,861                 130                  96                  --                 226
Charged in the year............                  --                  --                  --                  26                  26
Utilised.......................                  --                 (49)               (102)                 --                (151)
Exchange adjustments...........                 147                   4                   6                  --                  10
                                   ----------------    ----------------    ----------------    ----------------    ----------------
At December 31, 2000...........               2,008                  85                  --                  26                 111
                                   ================    ================    ================    ================    ================

SKYEPHARMA PLC

Medac Deferred consideration

    Deferred consideration at December 31, 2000 consists of (L)2.0 million ($3.0 million) cash payable to Medac GmbH under the purchase agreement for their intellectual property. The payment is subject to compliance by the vendor with terms specified in the agreement and became due on March 31, 2001.

Pension provision

    The pension provision relates to the retirement commitments under a defined benefit scheme for SkyePharma Production SAS employees (Note 26: Pension Arrangements).

Restructuring provision

    The restructuring provision, established in 1998, for the reorganisation and associated write down of fixed assets and inventory following a decision to withdraw from the sales and marketing activities of Brightstone Pharma Inc., was fully utilised during the year.

National Insurance provision

    Following the Social Security Act of 1998 and the introduction of a national insurance charge on U.K. employers on the gains made by employees upon the exercise of options issued under certain unapproved share schemes, a provision of (L)26,000 has been recognised at December 31, 2000 in accordance with UITF 25.

19  Deferred Taxation

                                                                  Full Potential                             Provided
                                                       ------------------------------------    ------------------------------------
                                                              At                  At                  At                  At
                                                         December 31,        December 31,        December 31,        December 31,
                                                             1999                2000                1999                2000
                                                           (L)'000             (L)'000             (L)'000             (L)'000
                                                       ----------------    ----------------    ----------------    ----------------
Accelerated capital allowances.....................               3,535               4,030                  --                  --
Other timing differences...........................               4,469              10,891                  --                  --
Tax benefits from losses carried forward...........               1,896               1,893                  --                  --
U.S. tax benefits from losses carried forward......              27,414              31,480                  --                  --
                                                       ----------------    ----------------    ----------------    ----------------
Potential deferred tax asset.......................              37,314              48,294                  --                  --
                                                       ================    ================    ================    ================


    No deferred tax asset is recognised, given the uncertainty of the recoverability of the Group's tax losses carried forward.

20  Contingent Liabilities and Guarantees

    At December 31, 2000 the Company had provided guarantees on various bank borrowings of its subsidiaries as set out in Note 15: Creditors - amounts falling due within one year and Note 16: Creditors - amounts falling due after more than one year. In addition, at December 31, 2000 the Company has provided Cdn$1.0 million ((L)0.6 million) in a guarantee supported by a letter of credit to the Receiver of Hyal. In February 2001, Cdn$1.3 million was paid to the Receiver of Hyal and the letter of credit cancelled.

    At December 31, 2000, the Company has guaranteed the obligations of SkyePharma Inc, on its capital equipment lease with LMSI Venture Finance to an amount of $0.4 million ((L)0.3 million).

SKYEPHARMA PLC

    In December 1999 SkyePharma Production SAS entered into a leasing arrangement with Lombard North Central PLC by which certain pharmaceutical manufacturing and laboratory equipment was the subject of a four year sale and leaseback arrangement. The Company has guaranteed the obligations of the lessee under this lease to an amount of FF30 million ((L)2.8 million).

    SkyePharma Inc. maintains its principal operations in a leased 7,600 square meter (82,000 square feet) building in San Diego, California. The facility houses production, research and development and administrative functions. The future minimum annual rental commitment ranges from $2.7 million to $4.3 million per year over the balance of the remaining lease term of approximately 15 years based upon pre-established annual rent increases. Effective June 2000, the Company subleased to a third party approximately 15,600 square feet of this facility. Sublease income will total approximately $998,000 over the term of the lease which expires July 31, 2002. Additionally the Company maintains a leased facility containing primarily office space, with lease terms expiring in January 2006. The facility was subleased effective January 1, 2001 with annual rental income ranging from $306,000 to $352,000 for the terms of the sublease for which expires on January 31, 2006.

    On June 13, 2000, a summons was filed in respect of a claim by RTP Pharma Corporation against SkyePharma PLC and others in the U.S. District Court for the District of Columbia. The lawsuit seeks the correction of inventorship of a U.S. Patent Number 5,858,410, together with unspecified monetary damages on behalf of RTP Pharma Corporation. In March 20001 SkyePharma PLC together with the other defendants filed a motion to dismiss the claim and will continue to strongly defend it. The defendants filed a motion to dismiss in March 2001, which is being defended by the plaintiffs RTP. The Company believes that this lawsuit is without merit and will, with the other defendants, strongly defend the action.

    In common with most business enterprises, group companies are subject to a number of potential claims from third parties, the outcome of which cannot at present be determined. These claims and potential claims are not considered to be material in the context of these Financial Statements. Provision has been made in these accounts for any liabilities which are expected to materialise from such potential claims.

21  Commitments

                                              December 31,        December 31,
                                                  1999                2000
                                                (L)'000             (L)'000
                                            ----------------    ----------------
Capital commitments
Contracted for but not provided in the
  accounts..............................                 390                 344
                                            ================    ================


                                              December 31,        December 31,
                                                  1999                2000
                                                (L)'000             (L)'000
                                            ----------------    ----------------
Commitments under operating leases from
  December 31
2000....................................               2,738                  --
2001....................................               2,653               3,479
2002....................................               2,550               3,178
2003....................................               2,619               3,215
2004....................................               2,461               3,299
2005 onwards............................                  --              27,983
                                            ----------------    ----------------
                                                      13,021              41,154
                                            ================    ================

SKYEPHARMA PLC

                                              December 31,        December 31,
                                                  1999                2000
                                                (L)'000             (L)'000
                                            ----------------    ----------------
Commitments under operating leases to
  pay rentals for the next year
Operating leases on land and buildings
  which expire:
In one year or less.....................                  20                 238
In two to five years....................                 186                 642
In five years or more...................               2,369               2,378
                                            ----------------    ----------------
                                                       2,575               3,258
                                            ================    ================


                                              December 31,        December 31,
                                                  1999                2000
                                                (L)'000             (L)'000
                                            ----------------    ----------------
Other operating leases which expire:
In one year or less.....................                 246                 152
In two to five years....................                 223                  69
In five years or more...................                  --                  --
                                            ----------------    ----------------
                                                         469                 221
                                            ================    ================
Commitments under finance leases from
  December 31
2000....................................               1,346                  --
2001....................................                 907               1,024
2002....................................                 845                 943
2003....................................                 789                 878
2004....................................                  --                   1
Less interest payable under finance
  leases................................                (497)               (298)
                                            ----------------    ----------------
                                                       3,390               2,548
                                            ================    ================


    At December 31, 2000 total future minimum rentals under non-cancellable sub leases were (L)1,660,000.

    In addition, contingent upon the achievement of specified milestones by the collaborative partner, the total amounts payable under collaborative agreements at December 31, 2000 amounted to (L)nil million (December 31, 1999:
(L)nil, December 31, 1998: (L)0.4 million).

SKYEPHARMA PLC

    At December 31, 2000 the Group had (L)6.7 million outstanding on the Chiron loan note of which (L)2.9 million is shown within current liabilities. The original note was issued in 1999 on the acquisition of SkyePharma Inc. (formerly DepoTech Corporation). Under a collaboration agreement with Chiron Corporation, DepoTech had an obligation to pay Chiron $11.7 million within six months of U.S. or European marketing approval of DepoCyt. Consequent upon the acquisition, SkyePharma, DepoTech and Chiron further amended the agreement with Chiron in March 1999 such that the Group issued a note payable to Chiron of $9.7 million on the receipt of FDA approval of DepoCyt on April 1, 1999. During 2000, SkyePharma and Chiron amended the March 1999 agreement whereby SkyePharma would have issued a note payable for $3.5 million to Chiron upon the filing of an application for DepoCyt for pediatric indications in the U.S. Under the amendment dated October 4, 2000 the note became payable on the earlier of the filing of an application for DepoCyt for pediatric indications in the U.S. or the date on which Phase IV clinical trials, required by the U.S. FDA as a condition of product approval, commenced. The $3.5 million note was issued in December 2000. The notes are secured on the rights to DepoCyt and bear a floating rate of interest based on LIBOR. The principals are payable in equal instalments on June 30, 2001 and 2002 for the first tranche and June 30, 2001, 2002 and 2003 for the second.

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

 Dilacor

    The only collaborative arrangement under which the Company is currently receiving significant royalty revenues is the development and license agreement for Dilacor XR made with Rorer, a member of the Rhone Poulenc Rorer Group (now part of Aventis Pharma) in 1988. Under the terms of that agreement, Rorer bore all of the costs of research and development according to a budget agreed by the Company and Rorer. For countries where a patent claiming Dilacor XR has been issued and is in effect, Rorer is obligated to pay the Company continuing royalties of 3% of net sales. For countries where no patent claiming Dilacor XR has been issued, Rorer is obligated to pay the Company continuing royalties of 1.5% of net sales. In return, the Company granted Rorer an exclusive license to market Dilacor XR throughout the world. The agreement continues for ten years from the date of the first marketing in each country or for the life of the patent in such country (which includes all patents owned or controlled by the Company which would be infringed by the manufacture, use or sale of the products covered by the license agreement), whichever is longer. After termination of the agreement, Rorer may continue to sell the product and use the Geomatrix technology in connection with the product on a non-exclusive basis without any obligations to the Company unless otherwise agreed in writing. In 1997, Rorer granted to Watson Laboratories, Inc. (with the consent of the Company) exclusive rights to market, advertise, promote, sell and distribute Dilacor XR. The grant of rights to Watson Laboratories does not affect any entitlements of the Company or any of the material terms of the collaborative arrangement.

    The Group recognises royalty income on the sale of Dilacor. Revenue resulting from this contract amounted to (L)1,880,000, (L)758,000 and
(L)464,000 in the years ended December 31, 1998, 1999 and 2000 respectively. Royalties payable and included in cost of sales relating to this contract amounted to (L)1,142,000, (L)275,000 and (L)284,000 in the years ended December 31, 1998, 1999 and 2000 respectively.

SKYEPHARMA PLC

 Requip

    The only collaborative arrangement involving Geomatrix technology in which the Company is responsible for conducting clinical trials is the development and licensing agreement for a once-daily version of Requip (Ropinirole) with GlaxoSmithKline, which was entered into in September 1999 with SmithKline Beecham (now part of GlaxoSmithKline). Under the terms of the agreement with GlaxoSmithKline the Company is responsible for all development activities for Requip oral controlled release tablets up to regulatory filing, in collaboration with GlaxoSmithKline. As part of the agreement, GlaxoSmithKline made an equity investment of (L)4.9 million in the Company and will pay milestone payments at intervals up to product approval, including an up-front payment. On commercialization of once-daily Requip, the Company will receive royalties on product future sales. GlaxoSmithKline will take responsibility for preparing and pursuing all necessary regulatory approvals. The once-daily version has recently entered Phase II clinical trials.

 DepoCyt

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

    In June 1997, DepoTech and Chiron amended their agreement, and DepoTech repurchased rights to DepoCyt in Canada and Europe from Chiron for aggregate cash payments of up to $13.7 million, of which $2.0 million was expensed and paid to Chiron in December 1997. The remaining $11.7 million originally was payable upon the earlier of six months following U.S. or European regulatory notification that the application to market or sell DepoCyt is approvable or approved. In March 1999, SkyePharma Inc. and Chiron further amended the agreement with Chiron such that SkyePharma Inc. issued a note payable for $9.7 million on receipt of FDA approval of DepoCyt on April 1, 2000. During 2000 SkyePharma and Chiron amended the agreement of March 1999 whereby SkyePharma Inc. would have issued a note payable for $3.5 million to Chiron upon the filing of an application for DepoCyt for pediatric indications. Under the amendment dated October 4, 2000 the note became payable on the earlier of the filing of an application for DepoCyt for pediatric indications in the U.S. or the date on which Phase IV clinical trials, required by the FDA as a condition of product approval, commenced. The $3.5 million note was issued in December 2000. The notes are secured on the rights to DepoCyt and bear a floating rate of interest based on LIBOR. The principals are payable in equal installments on June 30, 2001 and 2002 for the first tranche and June, 2001, 2002 and 2003 for the second.

    Both the Company and Chiron have the ability to terminate a portion or all of the collaboration at certain intervals and with advance notice.

SKYEPHARMA PLC

    In connection with the agreement of March 1994, Chiron made a $2.5 million equity investment in DepoTech In addition, Chiron paid $1.0 million in March 1994 for a warrant which was converted in January 1995 to a DepoCyt marketing rights fee. Further, in January 1995, upon achievement of a development milestone, Chiron reimbursed DepoTech approximately $2.5 million for Chiron's share of DepoCyt's clinical trial and development costs from July 1993 through December 1994 and continued to share equally in DepoCyt's United States clinical trials and development costs. Finally, in 1997, DepoTech received a $1.0 million milestone payment from Chiron upon completing the filing of the new drug application for DepoCyt in the U.S.

    In July 1997, DepoTech entered into a marketing and distribution agreement with Pharmacia & Upjohn (now known as Pharmacia Corporation). Under the agreement, Pharmacia Corporation acquired rights to market and sell DepoCyt in countries outside the United States. Pharmacia Corporation would generally be responsible for submitting regulatory filings, and for labeling, packaging, distributing, marketing and selling DepoCyt in this territory. SkyePharma Inc. would manufacture DepoCyt and receive a share of the net sales of this product from Pharmacia Corporation, if any. DepoTech received a cash payment of $2.0 million when the agreement was signed. The agreement also provides for reimbursement by Pharmacia Corporation of certain clinical trial expenses and regulatory fees incurred by SkyePharma Inc. In February 2000, the Company and Pharmacia Corporation renegotiated certain aspects of this agreement relating to milestone payments and reimbursement of clinical trials expenses. In addition, the Company recovered the rights to DepoCyt for Japan and Canada. In June 2000, Pharmacia Corporation notified the Company that it was terminating the 1997 Marketing and Distribution Agreement. Subsequently, Pharmacia Corporation assigned the European marketing application to the Company and the Company continued to pursue the European marketing approval. In April 2001, the Company received notification that the European Committee on Proprietary Medicial Products ("CPMP") had recommended the granting of marketing authorization for DepoCyt. The CPMP's recommendation will be forwarded to the European Commission and when ratified the Company will receive a single license for marketing throughout the European Union. The Company is currently in negotiations with several potential European marketing partners specialized in oncology.

 DepoMorphine

    In December 2000, SkyePharma announced that it entered into an Agreement with the Paul Capital Royalty Acquisition Fund, L.P. to develop DepoMorphine. Under the Agreement with Paul Capital, SkyePharma will receive $30 million over the next two years to fund the clinical development and regulatory submission of DepoMorphine, in return for the sale of a portion of potential future royalty and revenue streams from DepoMorphine and certain SkyePharma products. Between January 2003 and December 2014, Paul Capital stand to receive 15% of the annual royalties and revenues from DepoMorphine and three other SkyePharma products, namely Xatral OD, Solaraze and DepoCyt up to an agreed ceiling. Once the predetermined ceiling is reached the percentage participation will fall to 3% for the remainder of the period until December 31, 2014.

 Joint Venture development activities

    The arrangements with the joint venture for the development of products utilising Geomatrix technologies are discussed in Note 12: Investments.

SKYEPHARMA PLC

22  Share Capital

Equity share capital

                                                Ordinary Shares of 10p each
                                            ------------------------------------
Authorised                                   No. of shares          (L)'000
----------------------------------------    ----------------    ----------------
At December 31, 1999....................       1,090,000,000             109,000
                                            ================    ================
At December 31, 2000....................       1,114,000,000             111,400
                                            ================    ================


                                            Ordinary Shares
                                              of 10p each        Nominal Value
                                                 Number             (L)'000
                                            ----------------    ----------------
Issued, allotted and fully paid
At January 1, 1999......................         427,098,454              42,710
Exercise of `B' Warrants................               6,206                   1
Exercise of share options...............             214,073                  21
Conversion of debentures................           5,099,348                 510
Shares issued to acquire DepoTech.......          44,488,919               4,449
Shares issued to SmithKline Beecham.....           8,671,240                 867
Shares issued to Medac..................           3,067,286                 307
Shares issued to acquire Hyal
  debentures............................           5,441,454                 544
                                            ----------------    ----------------
At December 31, 1999....................         494,086,980              49,409
Exercise of `B' Warrants................             196,356                  20
Exercise of share options...............           3,226,173                 322
Conversion of debentures................             219,204                  22
Shares issued to acquire DepoTech.......          12,132,600               1,213
Shares issued to Dr Gonella.............           6,000,000                 600
Shares issued to Medac..................           1,461,455                 146
                                            ----------------    ----------------
At December 31, 2000....................         517,322,768              51,732
                                            ================    ================


    On July 11, 2000 the authorised share capital of the Company was increased to 1,114,000,000 ordinary shares. Shareholders' funds at December 31, 1998 and 1999 comprised entirely equity interests. At December 31, 2000, non-equity interests are set out below.

    Consideration received on issue of ordinary shares in 2000 amounted to
(L)2,088,000 (year to December 31, 1999: (L)5,038,000). Consideration received on exercise of share options in 2000 amounted to (L)2,010,000 (year to December 31, 1999: (L)97,000).

SKYEPHARMA PLC

Non-equity share capital

                                                         December 31,        December 31,        December 31,        December 31,
                                                             2000                1999                2000                1999
                                                       Number of shares    Number of shares        (L)'000             (L)'000
                                                       ----------------    ----------------    ----------------    ----------------
Authorised and issued
Deferred `A' Shares of 10p each....................          12,000,000                  --               1,200                  --
Deferred `B' Shares of 10p each....................          12,000,000                  --               1,200                  --
                                                       ----------------    ----------------    ----------------    ----------------
                                                             24,000,000                  --               2,400                  --
                                                       ================    ================    ================    ================


    The Deferred `A' and `B' shares were issued to Dr Gonella, the vendor of Jago, on July 20, 2000 under the Settlement Agreement that established the full and final settlement of the deferred consideration payable on the acquisition of Jago. The holders of Deferred `A' and `B' shares have no rights to participate in the profits of the Company, no voting rights and on a winding up or other return of capital only receive the nominal value of their shares if the holders of ordinary shares in the capital of the Company have received the sum of (L)1,000,000 per ordinary share and, as such, are classified as non-equity shares.

    The Deferred Shares automatically convert into Ordinary Shares on the happening of the following contingent events:

      (i) 12 million `A' Deferred Shares. These Deferred Shares automatically convert into 12 million ordinary shares on the first commercial sale of Paroxetine/Paxil in combination with Geomatrix technology under the current Licence Agreement;

      (ii) 12 million `B' Deferred Shares. These Deferred Shares automatically convert into 12 million ordinary shares on the Company's receipt of a royalty statement under the current Licence Agreement stating that reported sales of Paroxetine/Paxil in combination with the Geomatrix technology have exceeded $1,000 million during any calendar year prior to 1 January 2006 or exceeded $337 million between 1 January 2006 and 3 May 2006.

      In the event that the conditions set out in (i) and (ii) above are not satisfied prior to May 3, 2006, the Deferred `A' and `B' shares will not be converted and will be cancelled. The vendor will not be entitled to any other compensation nor additional compensation.

      The Deferred Shares were issued on July 20, 2000 when the price of an ordinary share was 94.25 pence. The difference between the nominal value of the Deferred Shares and the fair value of those shares, taken to be
      94.25 pence, at issue has been recorded as non-equity share premium. See
      Note 24: Reserves.

SKYEPHARMA PLC

Warrants

    The Company has the following warrants outstanding:

(a) 'B' Warrants

                                                                     Number
                                                                ----------------
At December 1, 1999.........................................          58,771,115
Warrants exercised..........................................             (62,060)
                                                                ----------------
At December 31, 1999........................................          58,709,055
Warrants exercised..........................................          (1,963,560)
                                                                ----------------
At December 31, 2000........................................          56,745,495
                                                                ================


    The `B' Warrants, which were issued in January 1996 on the basis of one warrant for every ten existing ordinary shares subscribed pursuant to the placing, rights issue and capitalisation of loan notes and in consideration for the outstanding warrants of Krypton, entitle the holders to subscribe for 5,674,550 ordinary shares at any time during the period beginning six months after the date of issue and ending on December 31, 2002 at an effective price of 40 pence per ordinary share. The fair value of the `B' Warrants issued in January 1996 was determined by applying the ratio of the relative trading prices of the `B' warrants and ordinary shares in the week following the issuance, to the total proceeds of the issuance, and amounted to 3.04 pence per `B' Warrant. The total fair value allocated to the `B' warrants, amounting to (L)1,809,000 was recorded as a separate component of shareholders' funds, see reserves note 24, with the respective elements recorded as cash proceeds, reduction of loan notes and as purchase consideration. Consequent upon the consolidation of existing ordinary shares in May 1996 the terms under which the `B' Warrants may be exercised were amended so that a holder is required to exercise ten `B' Warrants to acquire one Ordinary Share.

    The market value of `B' warrants as at December 31, 2000 was 2.5 pence (December 31, 1999: 3.5 pence). The market value of `B' warrants during the period from January 1, 2000 to December 31, 2000 ranged from the lowest midprice of 2.5 pence to the highest midprice of 19.5 pence per `B' warrant.

(b) `C' Warrants

    The class `C' Warrant issued in March 1998 in consideration of services provided in connection with the debenture issue entitles holders to purchase up to 1.8 million ordinary shares at an exercise price of 120 pence per ordinary share at any time up to three years from March 11, 1998. There was no activity relating to this warrant in 1999 or 2000.The aggregate number of ordinary shares which may be issued under the terms of the class `C' Warrant and the Debentures (note 16; Creditors - Amounts falling due after more than one year) shall not exceed 30 million. The total number of shares issued to Debenture holders amounted to 21.4 million. The fair value of the Warrant at issue was (L)271,000. As at March 11, 2001 the `C' Warrant lapsed, unexercised.

(c) Warrants issued on the acquisition of DepoTech

    In connection with the acquisition of DepoTech Corporation, the Company agreed that outstanding warrants to purchase DepoTech common stock on the effective date of the merger would become warrants to purchase the Company's ordinary shares. Subsequent to the acquisition, additional warrants were issued to the former DepoTech shareholders, as contingent consideration became payable. The fair value of the warrants at issue was (L)212,000. The Company has the following warrants outstanding at 31 December 2000:

SKYEPHARMA PLC

                                             Exercise Price
                                              Per Ordinary
Ordinary Shares Issuable Upon Exercise           Share
  of Warrants                                      $            Expiration Date
------------------------                    ----------------    ----------------
1,683,472...............................              $1.885                2001
371,353.................................              $1.178                2005


 Share options

    The Company encourages employee participation in its shares through ownership and continues to operate various Share Option Schemes and the Unapproved Share Option Scheme. Under the terms of these Schemes the Board may offer options to purchase ordinary shares in the Company to employees, including directors, at a price not less than the higher of the nominal value and the market value of the shares.

    Options granted to U.K. and European employees are only exercisable between the third and tenth anniversary of the date of grant, and are subject to the Company's Code of Conduct for dealing in Shares, and the Model Code. Options granted to U.S. employees vest at 25% per annum from the date of grant and currently there are no performance criteria. U.K. and European options may only be exercised if the growth in the Company's share price over a consecutive three-year period exceeds the growth over the same period in the FT-SE All Share Index. This condition was satisfied for the first time in March 2000. Employees with options that are within their exercise period are now able to exercise those options within any one-year period from the date the performance condition is satisfied. Super Options are exercisable after five years and are subject to higher performance conditions in accordance with those recommended by the Association of British Insurers.

    The following table summarises the activity in share options for the year to December 31, 1999 and the year to December 31, 2000:

                                          Share Options          Option Price
                                        ------------------    ------------------
At January 1, 1999.................             15,341,644        44.8p - 145.0p
Granted............................             15,446,096        56.7p -  69.5p
Exercised..........................               (214,073)                44.8p
Cancelled or expired...............             (2,786,354)       75.0p - 145.0p
                                        ------------------
At December 31, 1999...............             27,787,313        44.8p -  93.0p
Granted............................              4,059,406        81.7p -  91.3p
Exercised..........................             (3,226,174)       44.8p -  81.5p
Cancelled or expired...............             (2,303,717)       44.8p -  93.0p
                                        ------------------    ------------------
At December 31, 2000...............             26,316,828        44.8p -  93.0p
                                        ==================    ==================


    The market value of ordinary shares as at December 31, 2000 was 64.0 pence (December 31, 1999: 48.25 pence). The market value of ordinary shares during 2000 ranged from the lowest closing mid-price of 49.75 pence to the highest closing mid-price of 190.0 pence per share.

SKYEPHARMA PLC

    At December 31, 2000 the following ordinary shares were under option to employees or former employees of the Group:

                   Option
                  Price for
                    each         Number of Options
                  ordinary         over ordinary
                  share of           shares of                 Expiration
                  10 pence            10 pence                    Date
                  ---------   -----------------------    -----------------------
                      75.0p                 1,525,744                   04-29-06
                      92.0p                   417,255                   05-28-06
                      81.0p                 1,234,568                   12-06-06
                      66.5p                 1,074,414                   04-07-07
                      51.0p                   124,073                   01-28-08
                      93.0p                   872,974                   03-31-08
                      44.8p                 2,380,903                   10-05-08
                      69.5p                 3,813,725                   04-19-09
                      56.7p                 9,673,700                   05-25-09
                      56.9p                 1,298,066                   09-07-09
                      91.3p                 1,514,609                   06-06-10
                      81.7p                 2,386,797                   11-03-10
                              -----------------------
                                           26,316,828
                              =======================


23  Shares and Warrants to be issued

                                                                   (L)'000
                                                              ------------------
                  At January 1, 1999 .....................                 6,281
                  Reclassification .......................                39,500
                  Increase ...............................                 1,250
                  Revaluation ............................                (8,900)
                                                              ------------------
                  At December 31, 1999 ...................                38,131
                  Revaluation ............................                (3,618)
                  Issue of equity shares .................                (6,908)
                  Issue of non-equity shares .............               (22,620)
                                                              ------------------
                  At December 31, 2000 ...................                 4,985
                                                              ==================


Jago Deferred Consideration

    At March 31, 2000, a Settlement Agreement was signed establishing the full and final settlement of the deferred consideration payable to the vendor of Jago, Dr Gonella. The settlement was approved by shareholders at the Company's Annual General Meeting held on July 11, 2000 to be made entirely in shares. On July 20, 2000, 6 million ordinary shares were issued to Dr Gonella at a price of 94.25 pence. Also on July 20, 2000, 24 million Deferred non-equity Shares were issued. The contingencies determining the conversion of the Deferred Shares into ordinary shares are set out in Note 22: Share Capital. In the event that these conditions are not satisfied prior to May 3, 2006, the Deferred Shares will not be converted and will be cancelled. The vendor will not be entitled to any other compensation nor additional compensation. On issue, the ordinary and Deferred Shares were recorded in share capital and share premium. At December 31, 1999 prior to the issue of shares, in the Directors' opinion, 30 million ordinary shares were likely to be issued under the terms of the Settlement Agreement and a figure of (L)33 million was recorded within shares and warrants to be issued, based upon a closing share price of 110 pence on March 31, 2000, the date of the Settlement Agreement.

SKYEPHARMA PLC

Krypton Deferred Consideration

    The deferred consideration on the acquisition of Krypton was revised on April 26, 1996, such that a maximum of 37.5 million ordinary shares and 37.5 million `B' Warrants would be issued contingent on a change in control of the Company at a share price of not less than 80 pence compounded at an annual rate of 10 percent, or satisfaction of the following conditions and hurdles:

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

    Certain of the hurdles relating to the Krypton acquisition were not formulated to take account of the detailed arrangements currently envisaged by the Company. Should any of the Krypton products be approved and marketed, SkyePharma will need to renegotiate elements of the Krypton acquisition agreement.

    The Directors have formed the opinion that until products are marketed and agreement is reached with the Krypton vendors, certain elements of deferred consideration cannot be estimated with any degree of certainty. Therefore the deferred consideration recognised in the accounts at December 31, 2000 relates only to the extent that hurdle (i) is reasonably expected to be met.

    Consequently, an estimate of (L)5.0 million has been recognised as deferred consideration at December 31, 2000 (December 31, 1999: (L)3.9 million) based on market prices on December 31, 2000 and 1999 for 7.5 million ordinary shares and 7.5 million `B' Warrants.

Medac Deferred Consideration

    At December 31, 1999, (L)1.2 million was recorded within shares and warrants to be issued for the $2.0 million of ordinary shares to be issued to Medac GmbH under the purchase agreement for their intellectual property. On July, 21 2000, 1,461,455 ordinary shares, with a market value of $2.0 million were issued to Medac. A final payment of $3.0 million was made on April 17, 2001 (see Note 18: Provisions for liabilities and charges).

SKYEPHARMA PLC

24  Reserves

                                                                                                       Currency
                                                Equity Share       Non-Equity          Other         Translation       Profit and
                                                   Premium       Share Premium       Reserves          Reserve        loss account
                                                   (L)'000          (L)'000           (L)'000          (L)'000           (L)'000
                                                -------------     -------------    -------------     -------------    -------------
At January 1, 1998 .........................          155,868                --           10,791              (640)       (264,268)
On issue of shares and warrants ............           24,328                --              271                --               --
On conversion of debentures ................            6,019                --               --                --               --
On exercise of warrants ....................               --                --               (2)               --               --
Goodwill adjustment on deferred
  consideration.............................               --                --               --                --           45,671
Exchange adjustments .......................               --                --               --             1,302               --
Loss for the year ..........................               --                --               --                --          (22,096)
                                                -------------     -------------    -------------     -------------    -------------
At December 31, 1998 .......................          186,215                --           11,060               662        (240,693)
On issue of shares and warrants ............           33,046                --               --                --               --
On conversion of debentures ................            1,828                --               --                --               --
On exercise of warrants ....................                2                --               (2)               --               --
Goodwill adjustment on deferred
  consideration.............................               --                --               --                --            8,900
Write-off of goodwill attributable to Joint
  Venture...................................               --                --               --                --            5,760
Exchange adjustments .......................               --                --               --            (2,847)              --
Loss for the year ..........................               --                --               --                --          (19,414)
                                                -------------     -------------    -------------     -------------    -------------
At December 31, 1999 .......................          221,091                --           11,058            (2,185)        (245,447)
On issue of shares and warrants ............           20,121            20,220              212                --               --
On exercise of warrants ....................               58                --              (58)               --               --
On conversion of debentures ................               79                --               --                --               --
Goodwill adjustments on deferred
  consideration.............................               --                --               --                --            3,618
Exchange adjustments .......................               --                --               --               758               --
Loss for the year ..........................               --                --               --                --          (19,690)
                                                -------------     -------------    -------------     -------------    -------------
At December 31, 2000 .......................          241,349            20,220           11,212            (1,427)        (261,519)
                                                =============     =============    =============     =============    =============


    Other reserves at December 31, 2000 relate to merger reserve on acquisition and warrant reserve on issue of warrants.

    As at December 31, 2000, the cumulative amount of goodwill eliminated against reserves was (L)152,617,000 (1999: (L)156,235,000; 1998:
(L)170,895,000).

    The non-equity share premium account was created during the year on issue of 24 million Deferred Shares. See Note 22: Share Capital.

SKYEPHARMA PLC

25  Financial Instruments

    The Group holds financial instruments to finance its operations and to manage the currency risk that arises from these operations. The Group finances its operations through a combination of shareholders' funds, convertible bonds, bank loans and long-term borrowings. The main risks arising from the Group's financial instruments are liquidity risk, foreign currency, interest rate risk and credit risk.

Liquidity risks

    The Group's policy is to maintain continuity of funding through a mixture of long-term debt and bank loans, raised to cover specific projects, and through the issue of shares to collaborative partners, where necessary, to obtain development contracts. During the year (L)59.4 million of funding was raised in sterling through the issue of convertible bonds. Further debt finance was raised through the issue of a note to a collaborative partner, Chiron. Short-term flexibility is provided through the use of overdrafts. The maturity profile of the Group's debt is set out below at note (c).

Foreign currency risk

    All of the Group's operations are based overseas in Continental Europe and the U.S. giving rise to exposures to changes in foreign exchange rates notably the Swiss Franc, French Franc and U.S. dollar. To minimise the impact of any fluctuations, the Group's policy has historically been to maintain natural hedges by relating the structure of borrowings to the trading cash flows that generate them. Where subsidiaries are funded centrally, this is achieved by the use of long-term loans the exchange differences on which are taken to reserves. Where it was not possible to use natural hedges, forward currency contracts were used. During 2000, (L)59.4 million of funding was raised in sterling. As a result the Group has actively used forward currency contracts and currency options during the year to minimise the currency exposure on operational transactions. Foreign currency exchange movements did not have a material impact on the results of operations in 2000 compared with 1999.

Interest rate risk

    The Group borrows at fixed and floating rates of interest as deemed appropriate for its circumstances. Where necessary the Group uses interest rate swaps to achieve the desired interest rate profile. During the year the Group entered a cancellable, floating rate, interest rate swap on (L)30 million of the 6% convertible bond liability. The interest rate profile of the Group's financial assets and liabilities is set out in note (a) and (b) respectively.

Credit risk

    The Group is exposed to credit related losses in the event of non-performance by third parties to financial instruments. The Group does not expect any third parties to fail to meet their obligations given the policy of selecting only parties with high credit ratings and minimising its exposure to any one institution.

    In the numerical disclosures that follow, short-term debtors and creditors that arise directly as a result of the Group's operations are excluded from all disclosures with the exception of note (f) on currency exposures.

SKYEPHARMA PLC

(a) Interest Rate and Currency Profile of Financial Assets
    December 31, 2000

                                                                               Floating
                                                                                 rate            Non interest           Total
                                                                              financial            bearing            financial
Currency                                                                        assets         financial assets       net assets
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
Sterling...............................................................              32,170                 252              32,422
$US....................................................................               8,993                 215               9,208
French francs..........................................................                   7                  --                   7
Swiss francs...........................................................                  23                  --                  23
Other..................................................................               1,218                  --               1,218
                                                                           ----------------    ----------------    ----------------
                                                                                     42,411                 467              42,878
                                                                           ================    ================    ================


    Financial assets primarily comprise cash and short-term bank deposits.

    Included within the sterling denominated financial assets shown above for 2000, is (L)4 million, placed on deposit for 18 months in December 2000, at a capped rate. The Group will receive 6.5% for each successive week that the two-year sterling swap rate stays below 7.0%. If the two-year sterling swap rate sets above 7.0%, no coupon will accrue for that week.

    All other of the Group's financial assets, in both 2000 and 1999, either bear interest at floating rates based upon the floating bank rate in the country in which the funds are held or are non interest bearing.

December 31, 1999

                                                                               Floating          Non interest           Total
                                                                                 rate              bearing            financial
Currency                                                                   financial assets    financial assets       net assets
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
Sterling...............................................................               6,046                 305               6,351
$US....................................................................               4,679                 197               4,876
French francs..........................................................               1,749                 620               2,369
Swiss francs...........................................................                  68                  --                  68
Other..................................................................                  --                  10                  10
                                                                           ----------------    ----------------    ----------------
                                                                                     12,542               1,132              13,674
                                                                           ================    ================    ================

SKYEPHARMA PLC

(b) Interest Rate and Currency Profile of Financial Liabilities
    December 31, 2000

                                                                                               Weighted average
                                      Fixed rate        Floating rate                          interest rate on    Weighted average
                                      financial           financial        Total financial     fixed financial      time for which
Currency                             liabilities         liabilities         liabilities         liabilities        rate is fixed
                                       (L)'000             (L)'000             (L)'000                %                (months)
                                   ----------------    ----------------    ----------------    ----------------    ----------------
Sterling.......................              29,400              30,000              59,400                6.00                53.5
$US............................                  --               7,989               7,989                  --                  --
French francs..................               2,391                 767               3,158                6.25                27.9
Swiss francs...................               4,386               6,089              10,475                3.04                35.0
                                   ----------------    ----------------    ----------------    ----------------    ----------------
                                             36,177              44,845              81,022                5.66                49.2
                                   ================    ================    ================    ================    ================


    Financial liabilities primarily comprise bank and other loans and convertible bonds.

    The sterling denominated, floating rate financial liability shown above represents (L)30 million of the (L)59.4 million convertible bond liability that has been subject to an interest rate swap agreement for the life of the bonds. The Company will pay 5.6% on (L)30 million until June 19, 2001 and thereafter will pay LIBOR less 0.725 per cent. The weighted average interest rate on the convertible bond during 2000 was 5.8%.

    Total financial liabilities does not agree to the total of the balance sheet captions due to the presence of (L)1,854,000 of unamortised issue costs within value shown on the balance sheet for convertible bonds.

    All other floating rate financial liabilities, in both 2000 and 1999, are interest bearing financial liabilities that bear interest at interest rates based on LIBOR, prime and other bank based lending rates in the country in which the liability arises, which are fixed for periods of up to 12 months.

    The non-equity Deferred 'A' and 'B' Shares hold no rights to dividends. See
Note 22: Share Capital.

December 31, 1999

                                                                                               Weighted average
                                      Fixed rate        Floating rate           Total          interest rate on    Weighted average
                                      financial           financial           financial        fixed financial      time for which
                                     liabilities         liabilities         liabilities         liabilities        rate is fixed
Currency                               (L)'000             (L)'000             (L)'000                %                (months)
                                   ----------------    ----------------    ----------------    ----------------    ----------------
Sterling.......................                 103                  --                 103               5.68%                13.6
$US............................                 370               8,921               9,291              10.84%                 4.6
French francs..................               2,801                 598               3,399               6.25%                48.0
Swiss francs...................               3,591               5,544               9,135                5.0%                21.9
                                   ----------------    ----------------    ----------------    ----------------    ----------------
                                              6,865              15,063              21,928               5.84%                31.5
                                   ================    ================    ================    ================    ================

SKYEPHARMA PLC

(c) Maturity of Financial Liabilities

                                                                                                 December 31,        December 31,
                                                                                                     2000                2000
                                                         December 31,        December 31,         Fixed rate        Floating rate
                                                             1999                2000             financial           financial
                                                            Total               Total            liabilities         liabilities
                                                           (L)'000             (L)'000             (L)'000             (L)'000
                                                       ----------------    ----------------    ----------------    ----------------
Within one year....................................               8,365               9,940               2,117               7,823
Between one and two years..........................               4,177               4,023                 842               3,181
Between two and three years........................               2,970               1,790                 844                 946
Between three and four years.......................                 912               3,141               2,974                 167
Between four and five years........................               2,946              59,565              29,400              30,165
Beyond five years..................................               2,558               2,563                  --               2,563
                                                       ----------------    ----------------    ----------------    ----------------
                                                                 21,928              81,022              36,177              44,845
                                                       ================    ================    ================    ================


    The non-equity Deferred 'A' and 'B' shares will convert to ordinary shares on the occurrence of certain future contingent events. See Note 22: Share Capital.

(d) Borrowing Facilities

    As at December 31, 2000 the Group had the following undrawn committed borrowing facilities available.

                                              December 31,        December 31,
                                                  1999                2000
                                                (L)'000             (L)'000
                                            ----------------    ----------------
Expiring within one year................               1,608                  --
                                            ================    ================

SKYEPHARMA PLC

(e) Fair Values

    The comparison of fair and book values of all the Group's financial instruments as at December 31, 2000 is set out below. Market values have been used to determine the fair values of all swaps and foreign currency contracts. The fair value of the non-equity Deferred 'A' and 'B' shares has been calculated by reference to the Ordinary Share price at December 31, 2000, based upon the Director's opinion that 24 million Ordinary Shares will be issued in settlement of the deferred consideration payable on the acquisition of Jago. See Note 22: Share Capital for details of the contingencies that shall determine the issuance of the Ordinary Shares. The fair values of all other items have been calculated by discounting future cash flows at interest rates prevailing at December 31, 2000. At December 31, 1999 there was no material difference between the estimate fair values of the Group's financial instruments and their book values.

                                              Book Values         Fair values
                                                (L)'000             (L)'000
                                            ----------------    ----------------
Financial instruments held or issued to
  finance the Group's operations:
Cash at bank and in hand................              10,769              10,769
Short-term bank deposits................              32,109              32,109
                                            ----------------    ----------------
Total financial assets..................              42,878              42,878

Short-term borrowings and current
  portion of long-term borrowings.......              (9,940)             (9,940)
Long-term convertible debt..............             (59,400)            (46,022)
Other long-term debt....................             (11,682)            (10,942)
                                            ----------------    ----------------
Total financial liabilities.............             (81,022)            (66,904)
Non-equity Deferred 'A' and 'B' Shares..             (22,620)            (15,360)
                                            ----------------    ----------------
At December 31, 2000....................             (60,764)            (39,386)
                                            ================    ================
Derivative financial instruments held
  to manage the Group's interest rate
  and currency profile:
Interest rate swap......................                  --                 822
Euro currency options...................                  --                 221
US$ currency options....................                  --                (104)
                                            ----------------    ----------------
At December 31, 2000....................                  --                 939
                                            ================    ================


    The fair value of the interest rate swap is based upon the agreement continuing for the life of the convertible bonds. At current interest rates and forward rates it is probable that the Royal Bank of Scotland will cancel the agreement at the end of the first year.

SKYEPHARMA PLC

(f) Currency Exposures

    The following analysis shows the net monetary assets and liabilities of Group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the income statements in both 2000 and 1999.

At December 31, 2000

                                                                                   French        Swiss
Functional currency of Operating Company               Sterling        $US         francs       francs        Other         Total
                                                        (L)'000      (L)'000       (L)'000      (L)'000      (L)'000       (L)'000
                                                       ---------     ---------    ---------    ---------     ---------    ---------
                                                                    Net foreign currency monetary assets/(liabilities)
Sterling...........................................           --         4,179            7           --            --        4,186
$US................................................       (2,254)           --           --           --            --       (2,254)
French francs......................................       (1,528)           80           --           --            --       (1,448)
Swiss francs.......................................       (1,445)         (870)          --           --         1,197       (1,118)
                                                       ---------     ---------    ---------    ---------     ---------    ---------
                                                          (5,227)        3,389            7           --         1,197         (634)
                                                       =========     =========    =========    =========     =========    =========


At December 31, 1999

Functional currency of Operating Company                                           French        Swiss
                                                       Sterling        $US         francs       francs        Other         Total
                                                        (L)'000      (L)'000       (L)'000      (L)'000      (L)'000       (L)'000
                                                       ---------     ---------    ---------    ---------     ---------    ---------
                                                                    Net foreign currency monetary assets/(liabilities)
Sterling...........................................           --           246            7           (8)          (38)         207
$US................................................       (1,083)           --           --           73            48         (962)
French francs......................................       (1,182)           --           --           --            --       (1,182)
Swiss francs.......................................       (1,776)         (133)         623           --           (15)      (1,301)
                                                       ---------     ---------    ---------    ---------     ---------    ---------
                                                          (4,041)          113          630           65            (5)      (3,238)
                                                       =========     =========    =========    =========     =========    =========


(g) Hedging

    As explained above, the Group's policy is to hedge interest rate exposures through the use of interest rate swaps and currency exposures through the use of currency options and forward foreign currency contracts. Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is recognised.

    At December 31, 2000, the Company had written options to purchase (L)7.2 million Euros and (L)5.3 million U.S. dollars. These outstanding contracts have maturities of less than twelve months. There were no other forward foreign currency contracts open at December 31, 2000. The excess of fair values over book values for currency options shown in Note 25 (e) represents the unrecognised hedging gain on these instruments as at December 31, 2000. The actual gains or losses arising on these currency options will be dependent on future exchange rates and will be recognised in the income statement, in 2001, as the operational transactions to which they are linked, occur.

SKYEPHARMA PLC

    The excess of fair values over book values for interest rate swaps shown in
Note 25 (e) represents the unrecognised hedging gain on the swap as at December 31, 2000. This is based upon the agreement continuing for the life of the convertible bonds and as such the gain would be spread in the profit and loss account until 2005 . However, it is unlikely that the entire gain will be recognised in the profit and loss account since at current interest rates and forward rates it is probable that the Royal Bank of Scotland will cancel the agreement at the end of the first year.

    There were no derivative interest rate or currency instruments at December 31, 1999 to generate a hedging gain or loss.

26  Pension Arrangements

    The Group operates various defined contribution plans for its employees in the U.K., Switzerland and the U.S. The Group's contributions to these plans are charged to the income statement in the year to which they relate, and the assets are held in separate trustee administered funds. The charge for the year ended December 31, 2000 amounted (L)532,000 (1999: (L)513,000; 1998:
(L)497,000).

    The Group operates a defined benefit scheme in respect of its employees in France, the assets of which are not held by an externally administered fund. On acquisition of SkyePharma Production SAS in January 1997, the retirement commitments were valued and a provision set up. The actuarial method used was the unit credit with service prorate actuarial cost method. Main assumptions include a discount rate of 6.29% and a rate of salary increase of 3.5%. The calculation of accrued benefits used in valuing the retirement benefit commitment was prepared on the basis of the pharmaceutical industry's collective bargaining agreement applying to the relevant employees. In 2000
(L)49,000 of the provision was utilised. In 1999 the scheme was revalued and a gain of (L)44,000 (Year to December 31, 1998: (L)29,000 charge) was recognised.

27  Related Party Transactions

    During the year fees amounting to (L)69,000 (1999: (L)99,000; 1998:
(L)66,000), were paid to Rinderknecht, Klein & Stadelhofer in which Dr Rinderknecht, a Director of the Company until November 2000, is a partner, in respect of legal advice to SkyePharma AG and to the Company.

    At the end of December 1998, Ian Gowrie-Smith, (through a family owned trust), acquired a 50% interest in 10 East 63rd Street Inc., the company which owns 10 East 63rd Street, a property in New York. SkyePharma PLC has been in occupation of that property since January 1997, subject to a tenancy agreement which expired in January 1999, under which it paid a rent of US$300,000 per annum. In January 1999 the lease was renewed on the same terms. Approximately one third of the premises are subleased to Fifth Avenue Capital Inc., an unrelated company. In February 2001 the lease became renewable. The lease is currently being renegotiated and an independent valuation obtained.

    In 1999, under the agreement for the winding up of the Joint Venture, an amount of $1,000,000 became payable to VECAP, a company of which Dr Rinderknecht is a director, as their share of the Joint Venture's licence fees. This charge was recognized during 1999 and the payment made in 2000.

SKYEPHARMA PLC

28  Principal Group Undertakings

                                 Country of
Company                          Incorporation       Percentage held     Principal activities
-------------------              ----------------    ----------------    ----------------------------------------------------------
Krypton Limited                  Gibraltar           100%                Exploitation of intellectual property
SkyePharma Holding Inc.*         U.S.                100%                Holding company
Brightstone Pharma Inc.          U.S.                100%                Development of pharmaceuticals and licensing
SkyePharma Inc.                  U.S.                100%                Development of pharmaceuticals
SkyePharma Holding AG*           Switzerland         100%                Holding company
Jago Holding AG                  Switzerland         100%                Holding company
SkyePharma AG                    Switzerland         100%                Research and development
Jago Research AG                 Switzerland         100%                Exploitation of intellectual property
Jagotec AG                       Switzerland         100%                Exploitation of intellectual property
SkyePharma Production SAS*       France              100%                Manufacturing of pharmaceuticals

---------------

*   Denotes investment directly held by the Company

29  Summary of Material Differences between U.K. and U.S. GAAP

    The principal differences between U.K. and U.S. GAAP arise from accounting for the acquisitions made by SkyePharma PLC during 1996, 1997 and 1999, the treatment of deferred consideration and differences associated with revenue recognition.

(1) Business combinations

    Under both U.K. and U.S. GAAP the acquisitions of Jago Holdings AG, SkyePharma Production SAS (formerly Laboratories Novalis Production SAS) and SkyePharma Inc. (formerly DepoTech Corporation) are accounted for as acquisitions/purchases. Both U.K. and U.S. GAAP require the purchase consideration to be allocated to the net assets acquired at their fair value at the date of acquisition, with the difference between the consideration and the fair value of the net assets acquired treated as goodwill. In the allocation of consideration, and the treatment of deferred consideration, differences between U.K. and U.S. GAAP arise as set out below.

(a) Goodwill and intangible fixed assets

    U.K. GAAP requires an allocation of purchase consideration to intangible assets which are separable from the business. Under U.K. GAAP no intangible assets have been recognised as a result of purchase accounting as the intangible assets were considered to be an integral part of the business acquired and are, therefore, included within goodwill and eliminated against shareholders' funds. Following the introduction of FRS10 there is a requirement to capitalise such goodwill as an intangible asset and amortize it over a suitable period not normally exceeding 20 years. The Company has adopted transitional provisions under FRS10 not to reinstate goodwill, previously eliminated against reserves, as an intangible asset.

    U.S. GAAP requires an allocation of consideration to identifiable intangible assets, including any resulting from research and development, irrespective of whether they are separable. Intangible fixed assets recognized under U.S. GAAP purchase accounting requirements are depreciated over their estimated revenue earning life. For the purposes of U.S. GAAP, the estimated revenue earning life has been taken to be 20 years, being the estimated remaining life of the Geomatrix patents plus five years. In addition the Company effected its dissolution of the Joint Venture with Genta. Under U.K. GAAP, goodwill arising before the introduction of FRS 10, which had been written-off directly to reserves, must be charged to the profit and loss account on the dissolution of the Joint Venture. Under U.S. GAAP, goodwill arising from the acquisition less amounts previously amortized must be charged to the profit and loss account on the dissolution of the Joint Venture.

SKYEPHARMA PLC

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

(c) Acquired in-process research and development

    Under U.S. GAAP acquired in-process research and development which does not have an alternative future use is separately identified and written off directly to net income in the period that the acquisition was made. The write-off of in-process research and development under U.S. GAAP will result in a lower amortization charge for goodwill capitalized under both U.K. and U.S. GAAP.

    Acquired in-process research and development of (L)4,268,000 in 1999 related to the fair value of certain efforts undertaken internally by DepoTech to further develop its DepoFoam technology. As of the acquisition date, these particular efforts had not resulted in any licensed, commercial products or tangible assets with alternative future use. The amount allocated to in-process research and development was based upon an independent valuation of the research and development efforts. Any expenditure on technologies other than DepoCyt, which had been licensed, was considered to have not yet been proven and, due to the specific nature of the development efforts, was regarded as having no alternative future use.

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

(e) Deferred consideration

    U.K. GAAP requires a reasonable estimate of the fair value of any deferred consideration to be included in the cost of acquisition. Under U.S. GAAP deferred consideration is only recognized when the amount is determinable beyond reasonable doubt.

SKYEPHARMA PLC

(2) Deferred Tax

    Under U.K. GAAP, deferred tax is recognized to the extent that it is probable that a tax liability will become payable or an asset will be recoverable in the foreseeable future. Under U.S. GAAP, full provision is required for deferred tax liabilities and deferred tax assets including losses carried forward recognized subject to valuation allowances. Given the uncertainty of the recoverability of the Group's tax losses carried forward, no deferred tax asset is recognized under U.K. GAAP and a valuation allowance has been provided in full for the deferred tax assets recognized under U.S. GAAP (December 31, 2000: (L)48,294,000; December 31, 1999: (L)37,314,000;
December 31, 1998: (L)13,155,000).

(3) Financial instruments

 Concentrations of Credit Risk

    Financial instruments that potentially subject the Group to concentration of credit risk consists primarily of cash and cash equivalents and short-term bank deposits.

    The Group places its cash and cash equivalents and short-term bank deposits through high credit quality financial institutions diversifying its holdings of short-term financial instruments across a range of money market instruments of a variety of counterparties and, by policy, limits the amount of credit exposure with any one counterparty.

 Disclosure About Fair Value of Financial Instruments

    The carrying amounts of cash and cash equivalents, short-term bank deposits and accounts payable approximate fair value because of the short maturity of these items.

    The carrying amount of the secured mortgage and debt issued pursuant to the Group's bank credit arrangements approximate fair values because the interest rates on these instruments are variable and negotiated each year. Long-term debt at December 31, 1998 included deferred consideration amounting to
(L)39,500,000 and represented the directors' estimate of the current value of the earn-out payment payable to the vendor in respect of the acquisition of Jago. Following the agreement to settle this liability in shares rather than cash, (L)39,500,000 was shown as shares and warrants to be issued at December 31, 1999. These shares were issued during the year ended December 31, 2000. Further details are provided in Note 22: Share Capital and Note 23: Shares and Warrants to be issued.

SKYEPHARMA PLC

    The carrying value and estimated fair values of the Group's financial instruments at December 31:

                                                       Carrying amount        Fair value       Carrying Amount        Fair value
                                                             1999                1999                2000                2000
                                                           (L)'000             (L)'000             (L)'000             (L)'000
                                                       ----------------    ----------------    ----------------    ----------------
On balance sheet
Assets
Cash and cash equivalents..........................               3,465               3,465              10,769              10,769
Short-term bank deposits...........................              10,209              10,209              32,109              32,109
                                                       ----------------    ----------------    ----------------    ----------------
                                                                 13,674              13,674              42,878              42,878
                                                       ================    ================    ================    ================
Liabilities
Short-term borrowings..............................               8,365               8,365               9,940               9,940
Long-term debt.....................................              13,563              13,563              71,082              56,964
                                                       ----------------    ----------------    ----------------    ----------------
                                                                 21,928              21,928              81,022              66,904
                                                       ================    ================    ================    ================
Off balance sheet
Interest rate swap.................................                  --                  --                  --                 822
Euro currency options..............................                  --                  --                  --                 221
US $ currency options..............................                  --                  --                  --                (104)
                                                       ----------------    ----------------    ----------------    ----------------
                                                                     --                  --                  --                 939
                                                       ================    ================    ================    ================


 Financial Instruments with off-balance sheet risk

    Beginning in June 1996 and where natural hedges have not been sufficient or possible, the Group has selectively entered into forward currency contracts to fix certain of the non-sterling funding requirements of its principal subsidiaries. The primary non-sterling exposures are denominated in U.S. dollars, Swiss francs and French francs. The contracts generally have maturities not exceeding six months. Gains or losses on these contracts are not recorded until the maturity of the contracts, where upon they are recorded as an adjustment to administrative expenses, consistent with the underlying non-sterling expenses that are required to be funded. Losses on forward contracts maturing during 1998 were (L)126,000. No forward contracts were entered into during 1999. During 2000, (L)59.4 million of funding was raised in sterling and as a result the Group has actively used forward currency contracts and currency options. No gain or loss was recognised on these contracts during 2000.

    At December 31, 1998 and 1999 the Company had no outstanding contracts to buy foreign currency. At December 31, 2000, the Company had written options to purchase (L)7.2 million euros and (L)5.3 million U.S. dollars. There were no other forward foreign currency contracts open at December 31, 2000. The unrecognized gains from such contracts at December 31, 2000 were (L)117,000.

(4) Fixed asset investments

    Under U.K. GAAP, fixed asset investments are stated at cost less provision for permanent diminution in value. Under U.S. GAAP, fixed asset investments classified as available for sale are stated at market value and the unrealised gains/losses are accounted for in shareholders' funds. In the year to December 31, 2000 there were no unrealised gains or losses accounted for in shareholders' equity. In the year to December 31, 1999 there were no unrealised gains or losses accounted for in shareholders' equity as the fixed asset investment to which the 1998 balance related was transferred to shares in group undertakings in conjunction with the acquisition of DepoTech. (Year to December 31, 1998 (L)1,032,000 increase).

SKYEPHARMA PLC

(5) Shares to be issued

    Under U.K. GAAP, consideration payable in the future in shares only is included in shareholders' funds as shares to be issued. Under U.S. GAAP, such amounts would be recorded in provisions when the amount is determinable beyond reasonable doubt until such time as shares are actually issued.

(6) Joint arrangements

    Under U.K. GAAP, where the Group has certain contractual agreements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own, they are accounted for as a joint arrangement. The Group includes its share of the assets, liabilities and cash flows in such joint arrangements measured in accordance with the terms of each arrangement which is usually pro-rata to the Group's interest in the joint arrangement. Under U.S. GAAP, such arrangements are viewed as synthetic Joint Ventures and accounted for under the gross equity method. This difference does not have an impact on the overall net loss of the Group but under U.S. GAAP, selling and marketing costs and research and development costs would be reduced by (L)2,250,000 and (L)2,665,000 respectively and be shown net as the Group's share of the operating loss in the Joint Venture. The difference has no impact on the Group's overall consolidated cash flow although under U.S. GAAP operating cash outflows would be (L)4,915,000 higher and cash outflows from investing activities would be (L)4,915,000 lower.

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

SKYEPHARMA PLC

    Set out below, for illustrative purposes, is a summary consolidated statement of cash flows under U.S. GAAP.

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                               (L)'000             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
Net cash used in operating activities..................................              (9,460)            (15,313)            (11,196)
Net cash used in investing activities..................................              (5,321)            (11,195)            (15,650)
Net cash provided by financing activities..............................              39,450               9,446              55,501
                                                                           ----------------    ----------------    ----------------
Net increase/(decrease) in cash and cash equivalents...................              24,669             (17,062)             28,655
Cash and cash equivalents at beginning of year.........................               6,371              30,925              13,674
Exchange adjustments...................................................                (115)               (189)                549
                                                                           ----------------    ----------------    ----------------
Cash and cash equivalents at end of year...............................              30,925              13,674              42,878
                                                                           ================    ================    ================


(8) Stock compensation plans

    The Company has adopted Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS 123). In accordance with the provisions of FAS 123, the Company has elected to continue to apply the recognition principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. For awards under the Company's option plans where the exercise price of the option equals the market price of the shares on the date of grant and the number of options granted is known (fixed plan), no compensation expense is recognised. For awards under the Company's option plans which are variable plans an estimate of compensation expense is made when it is probable that the relevant performance targets will be achieved. Compensation cost under these plans is measured based on the market value of the shares at the date the number of options to ultimately be awarded is known less the exercise price of the option. Periodic charges to expense are made for the difference between the market price and the exercise price when it is probable that the performance criteria will be met. Based on the Company's share price performance since the respective grant dates in relation to the underlying performance conditions, in 1998 and 1999 it was considered not yet probable that the performance conditions would be met. As a result, no compensation expense was recognized under APB 25 in 1998 or 1999. Had the Company elected to recognize compensation expense based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed by FAS 123, the Company's U.S. GAAP net income and earnings per share would have been reduced in the year to December 31, 1999 by (L)1,487,820 and 0.3p per share and in the year to December 31, 1998 by (L)1,119,198 and 0.3p per share. In the year ended December 31, 2000 a compensation expense of (L)734,000 has been recognized under APB 25 in relation to those options where it is considered probable that the performance criteria will be met. Had the Company elected to recognize compensation expense consistent with the methodology prescribed by FAS 123, the Company's U.S. GAAP net income would have been reduced in the year to December 31, 2000 by (L)2,459,247 and earnings per share by 0.5p per share.

    These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the year ended December 31, 2000: dividend yield 0.0% (1999 and 1998: 0.0%); expected volatility 55.0% (1999: 76.8%, 1998: 57.6%); risk-
free interest rate 5.5% (1999: 5.0% to 5.28%, 1998: 6.75%); and expected option term 7 years (1999 and 1998: 7 years). The weighted average fair value of options granted during the year ended December 31, 2000 for which the exercise price equals the market price on the grant date was 49.0p (1999:
44.6p, 1998: 36.3p). No options were granted for which the exercise price was below or exceeded the market price.

SKYEPHARMA PLC

    At December 31, 2000 there were 26,316,828 outstanding options with a weighted average option price of 66.0 pence (December 31, 1999: 27,787,313 and 63.0 pence). During the year ended December 31, 2000 4,059,406 options were granted at a weighted average option price of 85.0 pence and 2,303,717 options were cancelled or expired at a weighed average option price of 73.0 pence.

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

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                                                Number              Number              Number
                                                                           ----------------    ----------------    ----------------
Stock outstanding in terms of basic earnings per share.................         384,871,000         467,214,000         508,228,000
'B' Warrants outstanding...............................................           5,877,112           5,870,906           5,674,550
'C' Warrants outstanding...............................................           1,800,000           1,800,000           1,800,000
Warrants assumed from SkyePharma Inc...................................                  --           1,679,864           2,054,825
Employee stock options outstanding.....................................          15,341,644          27,787,313          26,316,828
Convertible debentures.................................................           3,230,269             227,587                  --
Convertible bonds......................................................                  --                  --          45,000,000
                                                                           ----------------    ----------------    ----------------
Stock outstanding in terms of diluted EPS..............................         411,120,025         504,579,670         589,074,203
Contingent shares relating to Krypton consideration (see note 23;
  Shares and Warrants to be issued)....................................           7,500,000           7,500,000           7,500,000
Contingent warrants relating to Krypton consideration (see note 23;
  Shares and Warrants to be issued)....................................             750,000             750,000             750,000
Contingent shares relating to Jago consideration (see note 23; Shares
  and Warrants to be issued)...........................................                  --          30,000,000                  --
Deferred 'A' and 'B' Shares relating to Jago consideration (see note
  22; Share Capital)...................................................                  --                  --          24,000,000
                                                                           ----------------    ----------------    ----------------
                                                                                419,370,025         542,829,670         621,324,203
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

SKYEPHARMA PLC

    In March 1998, the Company issued convertible unsecured debentures (the "Debentures") and 'C' Warrants. The aggregate number shares which may be issued under the terms of the Warrants and Debentures shall not exceed 30,000,000. The Debentures issued had an aggregate principal amount of U.S.$18,576,359 were due February 2001 with the option to convert at any time prior to that. During the first six months, conversion may only take place at a price of 90 pence per share. Thereafter, the subscription price depends on the share price during the 20 day period prior to subscription subject to a maximum of 90 pence per share. The Warrants can be converted to shares at an exercise price of 120 pence per ordinary share at any time up to 3 years from issue. All Debentures were converted in the six months ended June 30, 2000. On March 11, 2001 the 'C' Warrants lapsed, unexercised.

    In March 1999, 28 million ordinary shares were issued on the acquisition of DepoTech Corporation. In April 1999 a further 16 million ordinary shares were issued to the former shareholders of DepoTech as deferred consideration following the approval for sale of DepoCyt in the U.S. on April 1, 1999. In April 2000 an additional 12 million ordinary shares were issued following the announcement that a contract had been signed with Amgen to use DepoFoam technology for macromolecule. This was the final contingent payment on the acquisition of DepoTech.

    The contingent events determining the conversion of the Deferred 'A' and 'B' Shares into ordinary shares are described in Note 22: Share Capital.

(10)   Revenue Recognition

    The Securities and Exchange Commission issued Staff Accounting Bulletin
(SAB) 101 'Revenue Recognition in Financial Statements' in December 1999. SAB 101 has been adopted by the Group as of January 1, 2000. A cumulative catch-up adjustment has been recorded under U.S. GAAP to reflect the difference between the amount of shareholders' funds at the beginning of the period of the change in accounting principle, January 1, 2000, and the amount of shareholders' funds that would have been reported at that date if the new accounting principle had been applied retroactively for all periods that would have been affected. Under U.K. GAAP, the Group has recognised (L)189,000 of revenue in 2000 that does not meet the criteria for revenue recognition under SAB 101.

(11)   Sale of Royalty Interests

    Under U.K. GAAP, payments received from a third party, to fund the internal research and development of a product, in return for the sale of a portion of potential future royalty streams from a selection of products, are reflected within other operating income where the risk of reimbursement has effectively been transferred to the third party. Under U.S. GAAP, Emerging Issues Task Force (EITF) 88-18, 'Sales of Future Revenues', requires such payments to be recorded as debt where there is continuing involvement in the generation of the cash flows due to the third party.

(12)   Deferred Shares

    Under U.K. GAAP, deferred shares issued which are convertible to ordinary shares upon the happening of certain contingent events have been recorded at fair value in shareholders' funds. Fair value is based upon the market price of ordinary shares at the date of the deferred share issue. Under U.S. GAAP, the fair value of the deferred share issue would be the nominal value of the deferred shares issued. At the date the occurrence of the contingent events becomes probable, a fair value adjustment would be made under U.S. GAAP based upon the ordinary share price at that date.

SKYEPHARMA PLC

(13)   Impact of recently issued accounting standards

    The U.S. Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" in June 1998. SFAS No. 133 requires extensive fair value disclosure, for financial instruments. In June 1999, FASB issued SFAS no. 137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". SFAS 137 delays the adoption of SFAS 133 until the 2001 financial year. SFAS 133 requires all derivative instruments to be recorded as assets or liabilities on the balance sheet at their fair value. Changes in the fair value of derivatives from period to period are to be recorded within current earnings or other comprehensive income, depending on whether a derivative is part of a hedge transaction and, if it is, the type of hedge transaction. The Group has undertaken a review of its derivative instruments and contracts which may contain possible embedded derivatives. The fair value and book value of derivative instruments in respect of financial assets and liabilities as at December 31, 2000 is disclosed in the table in Note 25 (e): Financial
Instruments: Fair values. It is not expected that the adoption of FAS 133 for derivatives or embedded derivatives will have a material impact on the financial results or financial position of the Group in 2001.

Reconciliation to U.S. Accounting Principles

    The tables below summarise the material adjustments to the loss for the period and shareholders' funds which would be required if U.S. GAAP (Generally Accepted Accounting Principles) had been applied instead of U.K. GAAP.

                                                                               Year to             Year to             Year to
                                                                             December 31,        December 31,        December 31,
                                                                                 1998                1999                2000
                                                           Note 29             (L)'000             (L)'000             (L)'000
                                                       ----------------    ----------------    ----------------    ----------------
Loss under U.K. GAAP...............................                                 (22,096)            (19,414)            (19,690)
U.S. GAAP adjustments:
Purchase accounting and goodwill
 Amortisation of intangible assets (Jago) .........                 (1a)             (6,374)             (6,134)              (6086)
 Depreciation of tangible fixed assets (Novalis) ..                 (1b)                801                 782                 727
 Write-off of purchased research and development
  expenditure......................................                 (1c)                 --              (4,268)                 --
 Amortization effect of in-process research and
  development write-off............................                 (1c)                 --                  --                 213
 Goodwill written off previously amortised under
  U.S. GAAP........................................                 (1d)                 --                 816                  --
 Interest on deferred consideration (Jago) ........                 (1e)              5,880                  --                  --
Stock based compensation...........................                  (8)                 --                  --                (734)
Revenue Recognition
 Cumulative effect of change in accounting
  principle under SAB 101..........................                 (10)                 --                  --                (542)
 Current year effect of revenue recognition
  differences related to SAB 101...................                 (10)                 --                  --                (189)
 Funding ..........................................                 (11)                 --                  --              (2,900)
                                                                           ----------------    ----------------    ----------------
Approximate net loss under U.S. GAAP...............                                 (21,789)            (28,218)            (29,201)
                                                                           ================    ================    ================
Represented by:
Loss from continuing operations before tax on
  income...........................................                                 (21,704)            (28,086)            (29,197)
Taxes on income....................................                                     (85)               (132)                 (4)
                                                                           ----------------    ----------------    ----------------
Approximate net loss under U.S. GAAP
  (all continuing operations)......................                                 (21,789)            (28,218)            (29,201)
                                                                           ================    ================    ================
Approximate net loss per ordinary share per U.S.
  GAAP (pence).....................................                  (9)               (5.7)p              (6.0)p              (5.7)
                                                                           ================    ================    ================

SKYEPHARMA PLC

Reconciliation to U.S. Accounting Principles (continued)

Shareholders' Funds

                                                                                                 December 31,        December 31,
                                                                                                     1999                2000
                                                                               Note 29             (L)'000             (L)'000
                                                                           ----------------    ----------------    ----------------
Shareholders' funds under U.K. GAAP....................................                                  72,057              68,952
U.S. GAAP adjustments:
Purchase accounting and goodwill
 Intangible fixed assets - gross (Jago) ...............................                 (1a)            121,723             121,723
 Intangible fixed assets - accumulated amortisation (Jago) ............                 (1a)            (22,315)            (28,188)
 Tangible fixed assets - gross (Novalis) ..............................                 (1b)            (10,813)            (10,928)
 Tangible fixed assets - accumulated depreciation (Novalis) ...........                 (1b)              2,228               3,003
 Deferred consideration charged to goodwill reserve (Krypton and Jago)                  (1e)             36,881              33,260
 Shares and warrants to be issued (Krypton) ...........................                 (1e)            (38,131)             (4,985)
 Share market price and warrant reserve (Krypton) .....................                 (1d)             11,942              11,942
 Share premium ........................................................                 (13)                 --             (28,275)
 Acquired in-process research and development (Krypton) ...............                 (1d)            (11,942)            (11,942)
 In-process research and development written off on acquisition of
  DepoTech.............................................................                 (1c)             (4,268)             (4,268)
Stock based compensation...............................................                  (9)                 --                (734)
Revenue Recognition
 Cumulative effect of change in accounting principle under SAB 101 ....                 (11)                 --                (542)
 Current year effect of revenue recognition differences related to SAB
  101..................................................................                 (11)                 --                (189)
 Funding ..............................................................                 (11)                 --              (2,900)
                                                                                               ----------------    ----------------
Approximate shareholders' funds under U.S. GAAP........................                                 157,362             145,929
                                                                                               ================    ================

                               Item 19: Exhibits


The following exhibits are filed as part of this Form 20-F:

1.1           Memorandum and Articles of Association of SkyePharma PLC

              1.1.1    Memorandum of Association of SkyePharma PLC

              1.1.2    Articles of Association of SkyePharma PLC

4.1           Solaraze agreements with Bioglan

              4.1.1. Licensing and manufacturing agreement for Europe dated March 13, 2000 between JagoTech AG and Bioglan Pharma PLC*

              4.1.2 Addendum agreement for U.S. dated December 28, 2000 between JagoTech AG and Bioglan Pharma PLC*

4.2           Directors and Officers Service Contracts

              4.2.1. Contract of employment between the Company and Donald Nicholson dated February 28, 1996

              4.2.2.   Contract of employment between the Company and Suzanne
                       V. McLean dated May 24, 1999

              4.2.3. Proforma letter of appointment in respect of the appointment of Non-executive Directors

4.3 Amendments to the 1996 Acquisition Agreement, dated April 7, 2000 and May 11, 2000 between Dr Jacques Gonella and SkyePharma PLC**

8.1           List of SkyePharma PLC's subsidiaries

10.1          Consent of the Independent Accountants (SkyePharma PLC)
---------------

* Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

** Filed with SkyePharma PLC's Annual Report on 20-F for the year ended December 31, 1999, Commission File Number 0-29860.

                                 EXHIBIT 1.1.1

                             THE COMPANIES ACT 1985
                       A PUBLIC COMPANY LIMITED BY SHARES

                           MEMORANDUM OF ASSOCIATION
                                       OF
                                 SKYEPHARMA PLC


(As amended by Special Resolution passed on 27 July 1966, by Resolution of the Board passed on 19 January 1982 and by Special Resolution passed on 19 October
1987).

1.            The Company's name is "SKYEPHARMA PLC".1

2.            The Company is to be a public company.

3.            The Company's registered office is to be situated in England.

4.            The objects for which the Company is established are:

              (A) To acquire and hold for investment shares, stocks, debentures, debenture stock, bonds, obligations and securities issued or guaranteed by any company, and debentures, debenture stock, bonds, obligations and securities issued or guaranteed by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, whether at home or aboard, and to leave money on deposit or otherwise with any Bank or Building Society and to act as and perform all the functions of a holding company or investment company.

              (B) To carry on the business of wholesale and retail pharmacists, consulting, analytical, manufacturing, pharmaceutical, dispensing and general chemists, druggists, manufacturers, compounders, refiners, owners and vendors of and dealers in all kinds of drugs, chemicals, pharmaceutical, medicinal, general, remedial, alleviative, restorative and chemical preparations, articles and compounds; to acquire rights in formulations and carry on development of medicines, to be proprietors and managers of health and other care clinics and centres offering consultancy, remedial and therapeutic treatment; to be agents for and manufacturers, importers and exporters of and dealers in medical, surgical, electrical, chemicals photographic and scientific apparatus, appliances and materials of all kinds; and generally to offer any supplies or services which may be required by persons, firms, companies, organisations and authorities having dealings with the Company; to carry out researches, investigations and experimental work of every description and to develop, manufacture, distribute and otherwise deal in howsoever any materials, substances, products, subjects or items connected with or calculated to benefit any of the business of the Company, and to manufacture, buy, sell, install, maintain, repair and deal in plant, machinery, tools, articles and things of all kinds capable of being dealt with for the purposes of the businesses of the Company or any of them.

              (C) To carry on business as iron founders, steel makers, refiners and rollers, blast furnace proprietors, smelters, tinplate makers, brass, copper, bronze, lead and zinc workers, and metal and alloy makers, refiners and workers generally, colliery and mine proprietors, shipowners, shipbuilders, dock proprietors, barge owners, lightermen, wharfingers, warehousemen, storekeepers, shipping and
---------------

1   The Company's name was changed to SkyePharma PLC on 8 January 1996.

                       forwarding agents, carriers, garage proprietors, oil merchants, engineers, electricians, metallurgists, metal merchants, machinery merchants, joiners and woodworkers, wood and timber merchants, coal, coke and fuel merchants, manufacturing chemists, quarry owners and stone, sand, gravel, lime and cement merchants, glass manufacturers, brick and tile makers, pottery proprietors, metallic residue and by-product dealers, ironmongers and hardware dealers.

                       (1) To carry on business as manufacturers of, and dealers in. forgings, castings, steel and armour plates, locomotives, boilers engines, turbines, dynamos, motors, pumps, wagons, carriages, machinery, tools and metal goods and plant and apparatus of all descriptions.

                       (2) To search for, win, work, get, raise, import, crush, manipulate and prepare for the market, iron and other ore, coal, clay and minerals generally.

                       (3) To acquire whether by way of manufacture purchase leasing or otherwise and to erect assemble dismantle hire out sell or otherwise dispose or contract for the provision of tubular steel barriers scaffolding and other like articles materials or equipment.

              (D) To carry on the business of general merchants, to buy, sell, manufacture and deal in goods, stores and consumable articles of all kinds, both wholesale and retail, and to transact every kind of agency business, including, without limiting the generality of the foregoing commission agents, passenger and cargo brokers, shop freight and insurance brokers and agents and land, sea and air transportation agents generally.

              (E) To purchase, take on lease or on hire or otherwise acquire, hold, develop, sell, hire out, grant leases or licences or otherwise dispose of or deal with real and personal property of all and any kinds and any interest, right or privilege therein, for such consideration and on such terms as may be consideration expedient.

              (F) To purchase, subscribe for or otherwise acquire, and hold and deal with, any shares, stocks, debentures, bonds or securities of any other Company.

              (G) To sell or otherwise dispose of the whole or any part of the business and/or undertaking of the Company, either together or in portions for such consideration and on such terms as may be considered expedient.

              (H) To purchase or otherwise acquire and undertake, and to supervise and manage, all or any part of the business, property, assets and liabilities of any person or company.

              (I) To invest and deal with the monies of the Company not immediately required for the purpose of its business in or on such investments or securities and in such manner as may be considered expedient, and to dispose of or vary any such investments or securities.

              (J) To enter into any partnership or into any arrangement for sharing profits or to amalgamate with any person or company carrying on or proposing to carry on any business.

              (K) To lend or advance money or give credit to such persons or companies and on such terms and on as may be considered expedient, and to receive money on deposit or loan from any person or company.

              (L) To borrow or raise money on such terms and on such security as may be considered expedient and, in particular, but without limiting the generality of the foregoing, by the issue or deposit of debentures, and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien upon the whole or any part of the undertaking, property and assets of the Company both present and future, including its uncalled capital.

              (M) To give indemnity for, or to guarantee, support or secure the performance of all or any of the obligations of any person or company whether by personal covenant or by mortgage, charge or lien on the whole or any part of the undertaking, property and assets of the Company both present and future, including its uncalled capital, or by all or any of such methods; and in particular, but without limiting the generality of the foregoing, to give indemnity for, or to guarantee, support or secure whether by personal covenant or by any such mortgage, charge or lien, or by all or any of such methods, the performance of all or any of the obligations (including the repayment or payment of the principal and premium of, and interest on, any securities) of any company which is for the time being the Company's holding company or subsidiary or another subsidiary or any such holding company.

              (N) To pay for any property, assets or rights acquired by the Company, and to discharge or satisfy any debt, obligation or liability of the Company, either in cash or in shares with or without preferred or deferred rights in respect of dividend or repayment of capital or otherwise, or by any other securities which the Company has power to issue, or partly in one way and partly in another, and generally on such terms as may be considered expedient.

              (O) To accept payment for any property, assets or rights disposed of or dealt with or for any services rendered by the Company, or in discharge or satisfaction of any debt, obligation or liability to the Company, either in cash or in shares, with or without deferred or preferred rights in respect of dividend or repayment of capital or otherwise, or in any other securities, or partly in one way and partly in another, and generally on such terms as may be considered expedient.

              (P) To form, promote, finance or assist any other company, whether for the purpose of acquiring all or any of the undertaking, property and assets of the Company or for any other purpose which may be considered expedient.

              (Q) To issue, place, underwrite or guarantee the subscription of, or concur or assist in the issuing or placing, underwriting or guaranteeing the subscription of shares, stocks, debentures, bonds and other securities of any company on such terms as to remuneration and otherwise as may be considered expedient.

              (R) To apply for, purchase or otherwise acquire and hold, use, develop, sell, licence or otherwise dispose of or deal with patents, copyrights, designs, trade marks, secret processes, know-how and inventions and any interest therein.

              (R) To draw, make, accept, endorse, negotiate, discount, execute, and issue promissory notes, bills of' exchange, scrip warrants and other transferable or negotiable instruments.

              (S) to establish and maintain or procure the establishment and maintenance of, any pension, superannuation funds, or retirement benefit schemes (whether contributory or otherwise) for the benefit of, and to give or procure the giving of donations, gratuities, pensions, allowances, emoluments and any other relevant benefits to any persons who are or were at any time in the employment or service of the Company, or of any company which is a subsidiary or holding company of the Company or which is a subsidiary of any such holding company or is allied to or associated with the Company, or any such subsidiary or of any of the predecessors of the Company or any such other company as aforesaid, or who may be or have been directors or officers of the Company, or of any such other company as aforesaid, and the wives, widows, families and dependents of any such persons, and to establish, subsidise and subscribe to any institutions, associations, societies, clubs, trusts or funds calculated to be for the benefit of, or to advance the interests and well being of, the Company or of any other company as aforesaid, or of any such persons as aforesaid, and to make payments for or towards the insurance of any such persons as aforesaid, and to do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid without prejudice to the generality of the foregoing to act either alone or jointly as trustee or administrator for the furtherance of any of the aforesaid purposes.

              (T) To establish, on and subject to such terms as may be considered expedient, a scheme or schemes for or in relation to the purchase of, or subscription for, any fully or partly paid shares in the capital of the Company by, or by trustees for, or otherwise for the benefit of, employees of the Company or of its subsidiary or associated companies.

              (U) To the extent permitted by law, to give financial assistance for the purpose of the acquisition of shares of the Company or for the purpose of reducing or discharging, a liability incurred for the purpose of such an acquisition and to give such assistance by means of a gift, loan, guarantee, indemnity, the provision of security or otherwise.

              (V) To subscribe or guarantee money for any national, charitable, benevolent, public, general, political or useful object, and to undertake and execute any trusts the undertaking whereof may be considered expedient, and either gratuitously or otherwise.

              (W) To enter into any arrangement with any Government or other authority, supreme, municipal, local or otherwise, and to obtain from any such Government or authority any rights, concessions, privileges, licences and permits, and to promote any legislation as may be considered expedient.

              (Y) To distribute among the Members in specie any property of the Company, or any proceeds of sale or disposal of any property of the Company, and for such purpose to distinguish and separate capital from profits, but so that no distribution amounting to a reduction of capital shall be made except with the sanction (if any) for the time being required by law.

              (Z) To remunerate any person or company rendering service to the Company in any manner and to pay all costs, charges and expenses incurred or sustained in or about the promotion and established of the Company and of any other company formed, promoted, financed or assisted by the Company, or which the Company shall consider to be in the nature of preliminary expenses in relation to the Company or any such other company, including the cost of advertising, commissions for underwriting, brokerage, printing and stationery, and the legal and other expenses of the promoters.

              (AA) To carry on any business which, in the opinion of the Directors of the Company, may seem capable of being conveniently carried on in connection with or as ancillary to any of the above businesses or calculated directly or indirectly to enhance the value of or render profitable any of the property of the Company or to further any of its objects and to do all other things as may be incidental or conducive to the attainment of any of the objects of the Company.

              (BB) To do all or any of the above things in any part of the world, either alone or in conjunction with others, and either as principals, agents, contractors, trustees or otherwise and either by or through agents, contractors, trustees or otherwise. It is hereby declared (1) that the expressions "subsidiary" and "holding company" where they appear in this Clause shall have the meanings ascribed to those expressions by Section 736 of the Companies Act 1985; (2) that, where the context so admits, the word "company" in this Clause shall be deemed to include any partnership or other body of persons whether or not incorporated and, if incorporated, whether or not a company within the meaning of the Companies Act 1985; and (3) that the objects specified in each of the sub-clauses of this Clause shall be regarded as independent objects and accordingly shall in no way be limited or restricted (except where otherwise expressed therein) by reference to or inference from the terms of any other sub-clause or the name of the Company, but may be carried out in as full and ample a manner and construed in as wide a sense as if each defined the objects of a separate and distinct company.

5.            The liability of the members is limited.

6. The Capital of the Company is (L)100,000 divided into 100,000 shares of (L)1 each2. The Company has power from time to time to increase or reduce its Capital and to issue any Shares in the original or increased Capital as Ordinary, Preferred or Deferred Shares, and to attach to any class or classes of such Shares any preferences, rights, privileges or conditions or to subject the same to any restrictions or limitations. Provided always that if and whenever the Capital of the Company is divided into Shares of various classes, the rights and privileges of any class shall not be modified or varied, except in the manner following, namely:
              Any such modification or variation may be effected when sanctioned by an Extraordinary Resolution of the holders of the Shares of such class passed at a separate meeting of such holders at which there shall be present in person, or represented by proxy, the holders of not less than three-fourths of the issued Shares of such class.



---------------

2 At the date of reprinting this Memorandum of Association the Company's share capital is (L)111,400,000 divided into 1,090,000,000 Ordinary Shares of 10p each, 12,000,000 "A" Deferred Shares of 10p each and 12,000,000 "B" Deferred Shares of 10p each.

                                 EXHIBIT 1.1.2


Company No 107582

                             The Companies Act 1985

                        Public Company Limited by Shares

                                      NEW

                            ARTICLES OF ASSOCIATION

            (Adopted by Special Resolution passed on 8 January 1996 and amended by a Special Resolution passed on 29 April 1996)

                                       of

                                 SkyePharma PLC

                       Incorporated on 18th February 1910

Interpretation

1 In these Articles, if not inconsistent with the subject or context, the following words and expressions shall have the meanings stated:

              "ACT"                     the Companies Act 1985

              "THESE ARTICLES"          these Articles of Association as from
                                        time to time altered

              "AUDITORS"                the auditors of the Company

              "BOARD" or "DIRECTORS"    the directors of the Company or a
                                        quorum of the directors present at a
                                        board meeting

              "DEBENTURE" and           include debenture stock and debenture
              "DEBENTURE HOLDER"        stockholder

              "LONDON STOCK EXCHANGE"   The London Stock Exchange Limited

              "MONTH"                   calendar month

              "OFFICE"                  the registered office of the Company

              "SEAL" the common seal of the Company and, as appropriate, any official seal kept by the Company by virtue of section 40 of the Act

              "STATUTES"                the Act and every other Act or
                                        statutory instrument concerning
                                        limited companies and affecting the
                                        Company

              "UNITED KINGDOM"          Great Britain and Northern Ireland

              "IN WRITING"              written, printed, typewritten,
                                        lithographed or expressed in any other
                                        mode representing or reproducing
                                        words, or partly one and partly
                                        another.

              "YEAR"                    calendar year

              Reference to a statutory provision includes any amendment or re-enactment.

              Except for the above definitions, words or expressions defined in the Statutes shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

              The headings are inserted for convenience and do not affect the construction of these Articles.

Table A excluded

2 The regulations contained in Table A in the Schedule to the Companies Act (Tables A to F) Regulations 1985 shall not apply to the Company.

Business

3 Any branch or kind of business which the Company is either expressly or by implication authorised to undertake may be undertaken by the Directors at such times as they think fit, and may be permitted by them to be in abeyance, whether the branch or kind of business commenced or not, so long as the Directors deem it expedient not to commence or proceed with it.

Registered office

4 The Office shall be at such place in England or Wales as the Directors appoint.

Capital

5* At the date of adoption of these Articles the share capital of the Company is (L)14,624,658.40 divided into 837,465,840 ordinary shares of 1p each ("Ordinary Shares") and 6,250,000 convertible preference shares of (L)1 each ("Convertible Preference Shares").3

5A The special rights, restrictions and provisions, applicable to the Convertible Preference Share are as follows:

        (1)   Income

                       The Convertible Preference Shares shall not confer upon the holders thereof ("the Convertible Preference Shareholders") the right to any payment or distribution by way of dividend or otherwise out of the profits of the Company available for distribution.

        (2)   Capital

                       In the event of a winding-up of the Company or other return of capital the assets of the Company available for distribution among the members remaining after payment of its debts and liabilities and of the costs, charges and expenses of such winding-up shall be applied first in repaying to each Convertible Preference Shareholder a sum of 20p on each Convertible Preference Share held by such holder in priority to all other shareholders. The Convertible Preference Shares shall then rank pari passu with the Ordinary shares as if 80 per cent of the Convertible Preference Shares had been converted at the Conversion Rate (as defined below) save that the Convertible Preference Shareholders shall, after repayment of the nominal value of such Ordinary Shares then be entitled to receive an amount equal to any premium paid or credited as paid upon such Ordinary Shares which would have arisen upon conversion of such 80 per cent of the Convertible Preference Shares in priority to any other shareholders. The provisions of this paragraph are without prejudice to the other provisions of these Articles (as from time to time amended) as to conversion.

---------------

NOTES

(A) On 25 March 1996, all of the Convertible Preference Shares of (L)1 each in the Company were converted into Ordinary Shares of 1p each in the Company on the basis of 20 Ordinary Shares for each existing Convertible Preference Share.

(B) By operation of Resolutions passed from time to time up to and including 29 April 1996, the authorised share capital of the Company has been reorganised and consolidated and is now (29 April 1996) (L)54,500,000 divided into 545,000,000 Ordinary Shares of 10p each.

(C) By ordinary resolution passed on 19 May 1999 the authorised share capital was increased to (L)109,000,000 divided into 1,090,000,000 Ordinary Shares of 10p each.

(D) By ordinary resolution passed on 11 July 2000 the authorized share capital was increased to (L)111,400,000 divided into 1,090,000,000 Ordinary Shares of 10p each, 12,000,000 "A" Deferred Shares of 10p each and 12,000,000 "B" Deferred Shares of 10p each.

        (3)   Conversion

                       (i) Subject as hereinafter provided, the Convertible Preference Shares shall be capable of conversion by the Convertible Preference Shareholders at the times and in the manner set out in this Article and any requisite sub-division, consolidation and/or reclassification or redemption shall be effected pursuant to the authority given by the adoption of this Article at the rate of twenty 1p Ordinary Shares (ranking pari passu with the Ordinary Shares in existence at the date of conversion save in respect of any entitlement to any dividend the record date for which precedes the Conversion Date (as defined below)) (or such rate, as adjusted from time to time as provided in subparagraph (ii), (iii) and (iv) of paragraph 4, the "Conversion Rate") for each Convertible Preference Share so converted ("Conversion") such Conversion to take place on the relevant Conversion Date if the holder thereof shall have notified the Company in writing of the holder's intention so to convert ("the Conversion Notice"), such Conversion Notice to be received by the Company not less than twenty eight days before the relevant Conversion Date and to specify the relevant Conversion Date.

                       (ii) Any Conversion pursuant to the rights granted by sub-paragraph (i) of this paragraph (3) shall be made on the following terms:

                               (a) the Conversion shall be effected and shall take place on the relevant Conversion Date;

                               (b) for the purposes of the provisions of this Article a "Conversion Date" shall be any date falling 12 months after but before the fifth anniversary of the date of issue of those Convertible Preference Shares which are the subject of Conversion;

                               (c) the holders of the Convertible Preference Shares the subject of the Conversion shall deliver to the Company the certificate or certificates in respect of such Convertible Preference Shares at the same time as the Conversion Notice (or such later time as the Directors may at their discretion permit) and the Company shall within 14 days after the Conversion Date issue (free of charge) to such holders respectively a certificate or certificates for the Ordinary Shares resulting from Conversion and, if appropriate, a certificate or certificates for any Convertible Preference Shares remaining unconverted and a cheque in respect of any fractional entitlement.

                       (iii) Conversion of the Convertible Preference Shares may be affected in such manner as the Directors shall from time to time determine (subject to the provisions of the Statutes) and without prejudice to the generality of the foregoing may be effected by redeeming the Convertible Preference Shares on any Conversion Date at (L)1 per share either out of the profits of the Company which would otherwise be available for dividend or out of the proceeds of a fresh issue of Ordinary Shares, provided the Directors shall first have obtained all requisite authorities for the purpose of enabling them to allot the Ordinary Shares which fall to be allotted pursuant to this sub-paragraph (iii) and/or grant rights to subscribe therefor. A Convertible Preference Share (if the Directors elect to redeem out of the profits of the Company which would otherwise be available for dividend) shall confer on the holder thereof the right to subscribe for the appropriate number of Ordinary Shares at the applicable Conversion Rate at such premium as shall represent the amount (if any) by which the redemption monies exceed the nominal amount of the Ordinary Shares to which the holder is so entitled; in any such case the Conversion Notice given by a holder of the Convertible Preference Shares shall be deemed irrevocably to authorise and instruct the Directors to apply the redemption monies payable to him in subscribing for such Ordinary Shares at such premium (if any) as aforesaid. A Convertible Preference Share (if the Directors elect to redeem out of a fresh issue) shall confer on the holder thereof the right to subscribe and shall authorise the Secretary (or any other person appointed for the purpose by the Directors) to subscribe as agent on the holder's behalf for the appropriate number of Ordinary Shares (which authority shall include the right to borrow money) at the applicable Conversion Rate at such premium (if any) as shall represent the amount by which the holder is so entitled; in any such case, the Conversion Notice given by a holder of Convertible Preference Shares shall be deemed irrevocably to authorise and instruct the Directors to apply the redemption monies payable to him in full in payment of the subscription price for such appropriate number of Ordinary Shares to which he is entitled on the relevant conversion. If all or any of the Convertible Preference Shares remain unconverted, and not subject to any Conversion Notice, 5 years from their date of issue, the Directors shall be required to carry out the Conversion themselves and to issue to the Convertible Preference Shareholders the Ordinary Shares to which they are entitled upon the Conversion.

              (4)      Other Provisions

                       (i) If any offer or invitation by way of a rights issue is made to the holders of the Ordinary Shares the Company shall make or, so far as it is able, procure that there is made a like offer at the same time to each holder of Convertible Preference Shares as if his Conversion Rights had been exercisable and had been exercised in full on the record date for such offer or invitation on the basis of the Conversion Rate (as adjusted if applicable).

                       (ii) If, while any Convertible Preference Shares remain capable of being converted into Ordinary Shares, the Company shall make any issue of Ordinary Shares by way of capitalisation of profits or reserves (including any share premium account and capital redemption reserve) to the holders of Ordinary Shares, then, subject to the provisions of sub-paragraph (v) of this paragraph (4), the number of Ordinary Shares to result from any subsequent conversion of Convertible Preference Shares shall be increased pro rata and if any doubt shall arise as to the amount of the increase in the number of Ordinary Shares the certificate of the auditors of the Company shall be conclusive and binding on all concerned. No adjustment shall be made in the event of an issue of shares by way of capitalisation of profits or reserves in lieu of cash dividends.

                       (iii) If, while any Convertible Preference Shares remain capable of being converted into Ordinary Shares, the Ordinary Shares shall be consolidated or sub-divided then the number of Ordinary Shares to result from any subsequent conversion of the Convertible Preference Shares shall be reduced or increased pro rata accordingly and if any doubt shall arise as to the number thereof the certificate of the auditors of the Company shall be conclusive and binding on all concerned.

                       (iv) If, while any Convertible Preference Shares remain capable of being converted into Ordinary Shares the Company shall make any capital distribution to the holders of the Ordinary Shares then, subject to the provisions of sub-paragraph (v) of this paragraph (4), the number of Ordinary Shares to result from any subsequent conversion of the Convertible Preference Shares shall be increased by an amount determined to be appropriate by the auditors of the Company whose certificate shall be conclusive and binding on all concerned. For the purposes of this sub-paragraph (iv) "capital distribution" means any dividend or other distribution of capital profits (whether realised or not) or capital reserves, or profits or reserves arising after the date of the passing of the resolution creating the Convertible Preference Shares from a distribution of capital profits (whether realised or not) or capital reserves by a subsidiary, except by means of a capitalisation issue or any redemption or purchase of the Company's own shares (other than a redemption or purchase of redeemable shares in accordance with the terms of issue thereof); for the purposes of this sub-paragraph (iv), insofar as the relevant audited accounts do not distinguish between capital and revenue profits or reserves, the Company shall be entitled to rely upon a written estimate by the auditors of the Company as to the extent to which any part of any profit or reserve should be regarded as of a capital nature and, in any case where the Company shall purchase any Ordinary Shares, the amount of the capital distribution per Ordinary Share shall be that amount which is the gross amount paid on such purchase divided by the number of Ordinary Shares remaining in issue following such purchase.

                       (v) The Company shall not do any act or thing resulting in an adjustment of the Conversion Rate if in consequence such rate would involve the issue of Ordinary Share capital at a discount.

                       (vi) Any fractions of Ordinary Shares arising on Conversion shall not be allotted to the holders of the relevant Convertible Preference Shares otherwise entitled thereto but (if any such arrangement can be made) such fractions shall be aggregated and sold on behalf of such holders at the best price reasonably obtainable and the net proceeds of sale distributed pro rata among such holders unless in respect of any holding of the relevant Convertible Preference Shares the amount to be distributed would be less than
                               (L)2.50 in which case such amount shall not be distributed but shall be retained for the benefit of the Company. For the purpose of implementing the provision of this subparagraph
                               (vi) the Directors may appoint some person to execute transfers or renunciations on behalf of persons otherwise entitled to any such fractions and generally make all arrangements which appear to them necessary or appropriate for the settlement and disposal of fractional entitlements.

                       (vii) The Company may from time to time create and issue further preference shares ("Further Preference Shares") save that these Further Preference Shares shall not be entitled to rank (as regards participation in profits or assets or otherwise of the Company) pari passu with or in priority to the Convertible Preference Shares unless the Company has called a class rights meeting of the Convertible Preference Shareholders at which the Convertible Preference Shareholders have passed an Extraordinary Resolution consenting to the creation of Further Preference Shares ranking (as regards participation in profits or assets or otherwise of the

                               Company) pari passu with or in priority to the Convertible Preference Shares.

                       (viii) So long as any Convertible Preference Shares remain capable of being converted into Ordinary Shares then without such consent or sanction on the part of the holders of the Convertible Preference Shares as is required for a variation of the rights attached to such shares:

                               (a)   no equity share capital (as defined in
                                     Section 744 of the Act) or other share
                                     capital shall be in issue which is not in all respects uniform with a class of shares of the Company in issue on the date of adoption of this Article or with the Ordinary Shares of the Company in issue from time to time, save:

                                     (1)   as to the date from which such
                                           capital shall rank for dividend; and

                                     (2)   for equity share capital issued in
                                           connection with or pursuant to any
                                           employees' share scheme (as defined
                                           in Section 743 of the Act) approved
                                           by the Company in general meeting;
                                           and

                                     (3)   for equity share capital issued
                                           pursuant to an offer or invitation
                                           which is extended to the holders of
                                           the Convertible Preference Shares
                                           pursuant to sub-paragraph (i) of
                                           this paragraph (4); and

                                     (4)   for the Convertible Preference
                                           Shares; and

                                     (5)   for Further Preference Shares issued
                                           in accordance with subparagraph
                                           (vii) of this paragraph (4).

                               (b)   no resolution shall be passed for the
                                     reduction of the share capital or the
                                     share premium account or the capital
                                     redemption reserve of the Company which
                                     involves a capital distribution (as
                                     defined in sub-paragraph (iv) of paragraph
                                     (4)) to the holders of any shares in the capital of the Company from time to time (except as authorised by Section 146(2) or in connection with the writing-off of goodwill arising on consolidation or otherwise) of any part of the amount (if any) for the time being standing to the
                                     credit of its share premium account or
                                     capital redemption reserve in any manner for which the consent of the Court would be required pursuant to the Statutes;

                               (c) the Company shall not purchase any of its Convertible Preference Shares otherwise than pursuant to paragraph (3) of this Article but may, if authorised to purchase its own Ordinary Shares, purchase such Ordinary Shares;

                               (d) no resolution shall be passed whereby the rights attaching to the Ordinary Shares or the Convertible Preference Shares shall be modified, varied or abrogated;

                               (e) no shares shall be allotted pursuant to a capitalisation of profits or reserves including any share premium account and capital redemption reserve except Ordinary Shares, credited as fully paid and upon any such allotment the Conversion Rate shall, subject to subparagraph (v) of this paragraph (4) be adjusted as appropriate under subparagraph (ii) of this paragraph
                                     (4);

                               (f)   the Company may not authorise, create,
                                     issue or increase the amount of any shares of any class or any security convertible into shares of any class ranking as regards rights to participate in the profits or assets of the Company (other than on a redemption or purchase by the Company of any such shares) in priority to or pari passu with the Convertible Preference Shares save for the issue of Ordinary Shares ranking pari passu with the Ordinary Shares of the Company in issue from time to time;

                       (ix) If, while any Convertible Preference Shares remain capable of being converted into Ordinary Shares, the Company is placed in liquidation the Company shall forthwith give notice thereof in writing to all holders of Convertible Preference Shares and each holder of Convertible Preference Shares shall in respect of all or any of his Convertible Preference Shares be entitled within six weeks after the date of such notice ("the Operative Date") by notice in writing to the Company to elect to be treated as if his conversion rights had been exercisable and had been exercised immediately before the Operative Date on the basis of conversion as provided above and in that event he shall be entitled to be paid in satisfaction of the amount due in respect of such of his Convertible Preference Shares as are to be treated as if converted a sum equal to the amount to which he would have become entitled in such liquidation if he had been the holder of the Ordinary Shares to which he would have become entitled by virtue of such conversion (fractions being disregarded for this purpose). At the expiration of the said period of six weeks, any outstanding Convertible Preference Shares shall cease to be capable of conversion.

                       (x) If any offer or invitation (not being an offer falling within sub-paragraph (i) of this paragraph (4)) is made or extended by any third party to the holders of the Ordinary Shares and pursuant to such offer any person (or persons acting in concert with such person) may acquire shares in the Company carrying 30% or more of the voting rights at general meetings of the Company, the Company shall, so far is it is able, procure that a like offer or invitation is made or extended at the same time to each holder of Convertible Preference Shares as if his conversion rights had been exercisable and exercised in full and as if the Conversion Date for such conversion had been immediately prior to the record date for such offer or invitation at the Conversion Rate then applicable. The expressions "acting in concert" and "voting rights" shall bear the meaning described in The City Code on Takeovers and Mergers. This obligation shall not for the avoidance of doubt, apply in respect of such offers or invitations made by Directors of the Company to acquire Ordinary Shares in each calendar year up to a limit of 2% of the issued Ordinary Shares of the Company as at the beginning of such calendar year provided that such Directors, together with any person or persons acting in concert with such Directors, do not acquire or hold shares which in total carry 50% or more of the voting rights exercisable at general meetings of the Company.

                       (xi) Except in the event that arrangements are or have been offered to holders of the Convertible Preference Shares which ensure that the rights of such holders would not be prejudiced, the Company will procure that no scheme of compromise or arrangement within the meaning of
                               Section 425 of the Act affecting the Ordinary Shares shall become effective unless the holders of Convertible Preference Shares shall be party to the scheme and unless the scheme shall be approved by such holders in the manner prescribed by the said section.

                       (xii) The Company shall procure that at all times while any Convertible Preference Shares remain capable of being converted into Ordinary Shares there shall be sufficient unissued Ordinary Share capital available for the purposes of satisfying the requirements of any Conversion Notice.

                       (xiii) Any consolidation and/or sub-division and/or reclassification of shares to be effected on Conversion shall be effected pursuant to the authority given by the resolution of the Company creating the Convertible Preference Shares and making provision for rights and restrictions attaching to the Convertible Preference Shares.

                       (xiv) The Company may not be wound up by way of a Members' voluntary winding up resolution, in accordance with the provisions of the Insolvency Act 1986 (as amended), unless the Company has called a separate class meeting of the Convertible Preference Shareholders at which the Convertible Preference Shareholders have passed an Extraordinary Resolution consenting to the Members' voluntary winding up of the Company.

                       (xv) The Company shall apply to the Council of the Stock Exchange for the grant of permission to deal in the Ordinary Shares into which the Convertible Preference Shares are from time to time converted in the Unlisted Securities Market (or such other approved Stock Exchange as the Ordinary Shares shall from time to time be dealt) and shall use its best endeavours to procure that such permission is effective from the date or dates of conversion of the Convertible Preference Shares and shall use its reasonable endeavours that such permission remains effective.

(5)           Voting

              (i) The Convertible Preference Shares shall entitle the holders to receive notice of and to attend at any general meeting of the Company, to speak and vote on any resolution to be proposed at any general meeting of the Company abrogating, varying or modifying any of the rights or privileges of the holders of the Convertible Preference Shares and to call a poll in relation to any such resolution.

              (ii) Whenever the holders of the Convertible Preference Shares are entitled to vote at a general meeting of the Company on a resolution proposed at such a general meeting on a show of hands, every holder thereof who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative or by proxy shall have one vote and, on a poll, every holder thereof who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative or by proxy shall have twenty votes in respect of each fully paid Convertible Preference Share registered in the name of such holder.

5B The special rights and restrictions applicable to the "A" Deferred Shares and the "B" Deferred Shares are as follows:

5B.1 The "A" Deferred Shares ("the "A" Shares") shall have a nominal value of 10p (ten pence) and shall confer upon the holders thereof the rights, and be subject to the restrictions, as follows:

5B.1.1        Income

              The "A" Shares shall not confer any right to participate in any profits of the Company.

5B.1.2        Capital

5B.1.2.1 On a winding up or other return of capital payable by reference to a record date on or after 4 May 2006 each `A' Share shall entitle the holder thereof to receive the nominal value thereof if and only if the holders of ordinary shares in the capital of the Company have received the sum of (L)1,000,000 (One Million Pounds Sterling) per ordinary share.

5B.1.2.2 On a return of capital (whether on a liquidation or otherwise) payable by reference to a record date on or before 3 May 2006 and prior to the First Relevant Event then the "A" Shares shall provisionally rank pari passu with the ordinary shares save that no distribution shall be made to the holders of the "A" Shares until the happening on or prior to 3 May 2006 of the First Relevant Event. If the First Relevant Event shall not have happened on or prior to 3 May 2006 then the rights of the "A" Shares shall revert to those set out in paragraph 5B.1.2.1 above and the capital provisionally allocated to the "A" Shares shall belong to the holders of the ordinary shares.

5B.1.3        Voting

              The "A" Shares shall not confer upon the holders thereof the right to receive notice of or attend or vote at any general meeting of the Company.

5B.1.4        Redesignation

              Each "A" Share shall (unless the Company has previously served an "A" Redemption Notice) be automatically redesignated as an ordinary share on the date failing 30 days after the first commercial sale of Paroxetine/Paxil in combination with GEOMATRIX Technology by SmithKIine Beecham PLC ("SB") or any sub licensee or contract partner of SB under a licence agreement dated 20 March 1996 ("the First Relevant Event").

5B.1.5        Redemption

5B.1.5.1 Within 14 days of the occurrence of the First Relevant Event the Company may serve written notice ("an "A" Redemption Notice") on the holders of the "A" Shares that it intends to redeem all (and not part only) of such shares in accordance with the following provisions and that it requires the delivery to it of all certificates for the "A" Shares.

5B.1.5.2 Upon receipt of an "A" Redemption Notice each registered holder of "A" Shares shall surrender at the holder's risk to the Company the certificate for the shares held by him which are to be redeemed so that they may be cancelled.

5B.1.5.3 Upon the later of surrender of the relevant share certificates or the date 30 days after the First Relevant Event the Company will pay to the holder of those shares the amount payable in respect of the redemption.

5B.1.5.4 Upon the redemption of the "A" Shares the Company will pay in respect of each share so redeemed an amount per "A" Share equal to the average of the middle market closing price of an ordinary share as traded on the London Stock Exchange over the period of the ten trading days ending on the day 30 days after the First Relevant Event, as taken from the Daily Official List published by the UK Listing Authority for those days.

5B.1.6        Takeover offers

              In the event that prior to the First Relevant Event and prior to 3 May 2006 more than fifty per cent in nominal value of the issued ordinary share capital of the Company is acquired by a person or persons acting in concert pursuant to an offer for such shares ("the Ordinary Offer") then the following provisions shall apply:

5B.1.6.1 If the consideration for the Ordinary Offer is the issue of ordinary shares of the purchaser listed on a recognised investment exchange (as defined in Section 207 Financial Services Act 1986) then the holders of the "A" Shares shall be entitled to receive an offer (at the election of the purchaser) under which the purchaser either

5B.1.6.1.1    offers to acquire the "A" Shares as if they had already been redesignated as ordinary shares of the Company on the same terms as the Ordinary Offer;

5B.1.6.1.2    offers to acquire the "A" Shares in exchange for a new class of deferred share in the purchaser with the same rights (mutatis mutandis) as those of the "A" Shares (including this provision and including in particular the right for each such share to be redesignated as an ordinary share in the purchaser on the happening of the First Relevant Event on or prior to 3 May 2006).
              The number of such shares of the purchaser to be issued shall be calculated by applying the same factor which applied in the Ordinary Offer.

              In the event that a holder of "A" Shares shall fail to accept either offer then the Redemption Value for each such share following the happening of the First Relevant Event on or prior to 3 May 2006 shall be the value attributed to an ordinary share of the Company in the Ordinary Offer.

5B.1.6.2 In any other case the holders of the "A" Shares shall be entitled to receive an offer that the purchaser will pay or otherwise give value to the holders of the "A" Shares as if they had already been redesignated as ordinary shares on the same terms as the Ordinary Offer SAVE THAT such consideration shall be contingent upon the happening of the First Relevant Event on or prior to 3 May 2006. If a holder of "A" Shares shall fail to accept such offer, the Redemption Value for each such share following the happening of the First Relevant Event on or prior to 3 May 2006 shall be the value attributed to an ordinary share of the Company in the Ordinary Offer.

5B.2 The "B" Deferred Shares ("the "B" Shares") shall have a nominal value of 10p (ten pence) and shall confer upon the holders thereof the rights, and be subject to the restrictions, as follows:

5B.2.1        Income

              The "B" Shares shall not confer any right to participate in any profits of the Company.

5B.2.2        Capital

5B.2.2.1 On a winding up or other return of capital payable by reference to a record date on or after 4 May 2006 each "B" Share shall entitle the holder thereof the right to receive the nominal value thereof if and only if the holders of ordinary shares in the capital of the Company have received the sum of (L)1,000,000 (One Million Pounds Sterling) per ordinary share.

5B.2.2.2 On a return of capital (whether on a liquidation or otherwise) payable by reference to a record date on or before 3 May 2006 and prior to the Second Relevant Event then the "B" Shares shall provisionally rank pari passu with the ordinary shares save that no distribution shall be made to the holders of the "B" Shares until the happening on or prior to 3 May 2006 of the Second Relevant Event. If the Second Relevant Event shall not have happened on or prior to 3 May 2006 then the rights of the "B" Shares shall revert to those set out in paragraph 5B.2.2.1 above and the capital provisionally allocated to the "B" Shares shall belong to the holders of the ordinary shares.

5B.2.3        Voting

              The "B" Shares shall not confer upon the holders thereof the right to receive notice of or attend or vote at any general meeting of the Company.

5B.2.4        Redesignation

              Each "B" Share shall (unless the Company has previously served a "B" Redemption Notice) be automatically redesignated as an ordinary share on the date thirty days after receipt by the Company of a royalty statement from SB stating that the reported sales of Paroxetine/Paxil in combination with the Geomatrix Technology marketed by SB or a sub-licensee or contract partner of SB during any calendar year ending prior to 1 January 2006 exceed US$ 1,000,000,000 (One Billion US Dollars) or during the period 1 January 2006 to 3 May 2006 (both dates inclusive) exceed US$337,000,000 (Three Hundred and Thirty Seven Million US Dollars) ("the Second Relevant Event").

5B.2.5        Redemption

5B.2.5.1 Within 14 days of the occurrence of the Second Relevant Event the Company may serve written notice ("a "B" Redemption Notice") on the holders of the "B" Shares that it intends to redeem all (and not part only) of such shares in accordance with the following provisions and that it requires the delivery to it of all certificates for the "B" Shares.

5B.2.5.2 Upon receipt of a "B" Redemption Notice each registered holder of "B" Shares shall surrender at the holder's risk to the Company the certificate for the shares held by him which are to be redeemed so that they may be cancelled.

5B.2.5.3 Upon the later of surrender of the relevant share certificates or the date 30 days after the Second Relevant Event the Company will pay to the holder of those shares the amount payable in respect of the redemption.

5B.2.5.4 Upon the redemption of the "B" Shares the Company will pay in respect of each share so redeemed an amount per "B" Share equal to the average of the middle market closing price of an ordinary share as traded on the London Stock Exchange over the period of the ten trading days ending on the day 30 days after the Second Relevant Event, as taken from the Daily Official List published by the UK Listing Authority for those days.

5B.2.6        Takeover offers

              In the event that prior to the Second Relevant Event and prior to 3 May 2006 more than fifty per cent in nominal value of the issued ordinary share capital of the Company is acquired by a person or persons acting in concert pursuant to an offer for such shares ("the Ordinary Offer") then the following provisions shall apply

5.B.2.6.1     If the consideration for the Ordinary Offer is the issue of ordinary shares of the purchaser listed on a recognised investment exchange (as defined in Section 207 Financial Services
              Act 1986) then the holders of the "B" Shares shall be entitled to receive an offer (at the election of the purchaser) under which the purchaser either:

5B.2.6.1.1    offers to acquire the "B" Shares as if they had already been redesignated as ordinary shares of the Company on the same terms as the Ordinary Offer;

5B.2.6.1.2    offers to acquire the "B" Shares in exchange for a new class of deferred share in the purchaser with the same rights (mutatis mutandis) as those of the "B" Shares (including this provision and including in particular the right for each such share to be redesignated as an ordinary share in the purchaser on the happening of the Second Relevant Event on or prior to 3 May
              2006). The number of such shares of the purchaser to be issued shall be calculated by applying the same factor which applied in the Ordinary Offer.

              In the event that a holder of "B" Shares shall fail to accept either offer then the Redemption Value for each such share following the happening of the Second Relevant Event on or prior to 3 May 2006 shall be the value attributed to an ordinary share of the Company in the Ordinary Offer.

5B.2.6.2 In any other case the holders of the "B" Shares shall be entitled to receive an offer that the purchaser will pay or otherwise give value to the holders of the "B" Shares as if they had already been redesignated as ordinary shares on the same terms as the Ordinary Offer SAVE THAT such consideration shall be contingent upon the happening of the Second Relevant Event on or prior to 3 May 2006. If a holder of "B" Shares shall fail to accept such offer, the Redemption Value for each such share following the happening of the Second Relevant Event on or prior to 3 May 2006 shall be the value attributed to an ordinary share of the Company in the Ordinary Offer.

5B.2.6.3 With effect from 4 May 2006, or, if later, the date on which any dispute as to whether the First Relevant Event or the Second Relevant Event respectively has occurred is resolved pursuant to paragraph 5B.2.6.4 below ("the Repurchase Date") the following provisions shall apply to such of the "A" Shares and "B" Shares as shall not have been redesignated as ordinary shares (such shares being referred to in this paragraph as "Deferred Shares"):

5B.2.6.3.1    The Company shall have irrevocable authority to appoint any person to execute on behalf of the holders of the Deferred Shares a transfer/cancellation of the Deferred Shares and/or an agreement to transfer/cancel the same, without making any payment to the holders of the Deferred Shares to such person or persons as the Company may determine as custodian thereof and, pending such transfer and/or cancellation and/or purchase, to retain the certificate for such shares. The Company may, at its option at any time after 4 May 2006 or, if later, the Repurchase Date, purchase all or any of the Deferred Shares then in issue, at a price not exceeding one penny for all the Deferred Shares so purchased or may cancel such shares by way of reduction of capital for no consideration.

5B.2.6.3.2    Neither the passing by the Company of any resolution for the cancellation of the Deferred Shares for no consideration by means of a reduction of capital requiring the confirmation of the Court nor the obtaining by the Company nor the making by the Court of any order confirming any such reduction of capital nor the becoming effective of any such order shall constitute a variation, modification or abrogation of the rights attaching to the Deferred Shares and accordingly the Deferred Shares may at any time be cancelled for no consideration by means of a reduction of capital effected in accordance with the Act without sanction of the part of the holders of the Deferred Shares.

5B.2.6.4 Any dispute between the Company and any holder of the "A" Shares or the "B" Shares as to whether, and if so when, the First Relevant Event or the Second Relevant Event has occurred or as to the amount payable on redemption thereof shall be referred at the request of either party to such dispute to the auditors of the Company for the time being for determination. The Company shall provide the auditors with all necessary information to enable them to make their determination and in reaching their decision the auditors shall act as experts and not as arbitrators. The finding of the auditors shall be final and binding on the parties and the costs of the auditors shall be borne by the parties to the dispute in such proportion as the auditors shall in their absolute discretion determine.

5B.2.6.5 For the purposes of the foregoing provisions "Geomatrix Technology" shall have the meaning ascribed thereto in a Stock Purchase Agreement dated 18 March 1996 between Dr J Gonella (1) and the Company (2).

5B.2.6.6 If the Company's ordinary shares shall be subdivided or consolidated between the issue of the "A" Shares and the "B" Shares and their respective redesignation as ordinary shares then the rights of the "A" Shares and the "B" Shares shall be adjusted in such manner as the auditors of the Company (acting as experts and not as arbitrators) shall determine.

6 Without prejudice to any special rights previously conferred on the holders of any shares or class of shares already issued (which special rights shall not be modified or abrogated except with such consent or sanction as is provided in the Company's memorandum of association and in the next following Article), a share (whether forming part of the original capital or not) may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, return of capital, voting or otherwise, as the Company by ordinary resolution determines.

Modification of rights

7 Whenever the capital of the Company is divided into different classes of shares or groups and either whilst the Company is a going concern or during or in contemplation of a winding up, the special rights attached to any class or group may be modified or abrogated, subject to the provisions of the Company's Memorandum of Association and unless otherwise provided by the terms of issue of the shares of that class or group, either with the consent In Writing of the holders of three-quarters of the issued shares of the class or group, or with the sanction of any extraordinary resolution passed at a separate general meeting of the holders (but not otherwise). The consent or resolution shall be binding upon all the holders of shares of the class or group. To every separate general meeting all the provisions of these Articles relating to, or to the proceedings at, general meetings shall, mutatis mutandis, apply, except that (a) the necessary quorum shall be two persons at least holding or representing by proxy one-third in nominal amount of the issued shares of the class or group (but, if at any adjourned meeting of the holders a quorum as above defined is not present, those members who are present shall be a quorum); (b) any holder of shares in the class or group present in person or by proxy may demand a poll; and (c) the holders of shares of the class or group shall, on a poll, have one vote in respect of every share of the class or group held by them respectively. The special rights conferred upon the holders of any shares or class or group of shares issued with preferred or other rights shall not, unless otherwise expressly provided by the conditions of issue, be deemed to be modified by the creation or issue of further shares ranking pari passu with them.

Shares

8 Subject to the provisions of the Statutes and any restrictions contained in these Articles and to any direction to the contrary given by the Company in general meeting, the Directors may allot, grant options over, or otherwise dispose of shares or rights to subscribe for, or to convert any security into, shares to such persons (including a Director) and on such terms as they think fit, but no share shall be issued at a discount.

9 The Company, in connection with the issue of any share, may exercise the powers of paying commissions conferred or permitted by the Statutes provided that the percentage rate or the amount of the commission paid or agreed to be paid is disclosed as required by law and does not exceed the rate of 10 per cent of the issue price of the shares in respect of which it is paid. Where permitted by the Statutes, the commission may be satisfied wholly or partly by the allotment of fully or partly paid shares. The Company may also on an issue of shares pay such brokerage as is lawful.

10 Except as required by law, no person shall be recognised by the Company as holding any share upon any trust. The Company shall not be bound by or be compelled in any way to recognise (even when having notice) any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except as otherwise provided by these Articles or as by law required or under an order of court) any other rights in respect of any share except an absolute right to the entirety of it in the registered holder. The Company shall not be bound to register more than four persons as the joint holders of a share (except in the case of executors or trustees of a deceased member).

Certificates

11 Every person, except a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange in respect of whom the Company is not by law required to complete and have ready for delivery a certificate, whose name is entered as a member in the register of members shall be entitled without payment to receive within two months after allotment or lodgment of transfer (or within such other period as the conditions of issue provide) one certificate for all his shares of each class of shares held by him or, upon payment of such sum not exceeding (L)1 for every certificate after the first as the Directors determine, several certificates, each for one or more of his shares. Shares of different classes may not be included in the same certificate. Where a member who is entitled to a certificate has transferred part of the shares comprised in his holding he shall be entitled to a certificate for the balance of his holding free of charge. Every certificate for shares shall be issued under the Seal or in such other manner as the Directors, having regard to the terms of issue, the Statutes and any applicable regulations of the London Stock Exchange, may authorise. The certificate shall specify the shares or securities to which it relates and the amount paid up and (subject as provided below) shall bear the autographic signatures of at least one Director and the Secretary provided that the Directors may by resolution determine that such signatures, or either of them, shall be dispensed with or shall be affixed by such other person as may be authorised by the Directors or some method or system of mechanical signature. In the case of a share held jointly by several persons, the Company shall not be bound to issue more than one certificate. Delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all.

12 If a share certificate is defaced, lost or destroyed it may be replaced without fee but on such terms (if any) as to evidence and indemnity and to payment of the costs and any exceptional out-of-pocket expenses of the Company in investigating the evidence and preparing the indemnity as the Board thinks fit and, in case of defacement, on delivery of the old certificate to the Company.

Lien

13 Subject to the provisions of section 150 of the Act the Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys, whether presently payable or not, called or payable at a fixed time in respect of the share whether the period for the payment has actually arrived or not, and notwithstanding that it is the joint debt or liability of the member or his estate and any other person, whether a member of the Company or not. The Company's lien (if any) on a share shall extend to all dividends or other moneys payable on or in respect of it, together with any interest or expenses which may have accrued. The Directors may resolve that any share is wholly or in part exempt from the provisions of this Article.

14 The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable, nor until the expiration of 14 days after a notice in writing, stating and demanding payment of the sum presently payable, and giving notice of intention to sell in default, has been given to the holder of the share or the person entitled to it by reason of his death or bankruptcy.

15 To give effect to the sale the Directors may authorise some person to transfer the shares sold to, or in accordance with the directions of, the purchaser. The purchaser shall be registered as the holder of the shares and he shall not be bound to see to the application of the purchase money and his title to the shares shall not be affected by any irregularity or invalidity in the proceedings in reference to the sale. The net proceeds of sale, after payment of the costs of sale, shall be applied in or towards payment or satisfaction of the debt or liability in respect of which the lien exists, so far as it is presently payable. Any residue shall (subject to a like lien for sums not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the time of the sale.

Calls on shares

16 The Directors may make calls upon the members in respect of any moneys (whether on account of the nominal value of the shares or by way of premium) unpaid on their shares and not by the conditions of allotment made payable at fixed times, provided that (except as otherwise fixed by the conditions of application or allotment) no call on any share may exceed one-quarter of the nominal amount of the share or be payable within 14 days from the last call. Each member shall (subject to receiving at least 14 days' notice specifying the time and place of payment) pay to the Company at the time and place specified the amount called on his shares. A call may be revoked or postponed as the Directors determine.

17 A call shall be deemed to have been made at the time when the resolution of the Directors authorising it was passed. A call may be made payable by instalments.

18 The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

19 If a call or instalment payable in respect of a share is not paid before or on the day appointed for payment, the person from whom the sum is due shall pay interest on it from the day appointed for payment to the time of actual payment at such rate, not exceeding 15 per cent per annum, as the Directors determine. He shall also pay all costs, charges and expenses which the Company has incurred or become liable for in order to procure payment of or in consequence of the non-payment of the call or instalment. The Directors shall be at liberty to waive payment of the interest, costs, charges and expenses, wholly or in part.

20 Any sum which by the terms of issue of a share becomes payable upon allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for all the purposes of these Articles be deemed to be a call duly made and payable on the date on which, by the terms of issue, it becomes payable. In case of non-payment all the relevant provisions of these Articles as to payment of interest, costs, charges and expenses, forfeiture or otherwise shall apply as if the sum had become payable by virtue of a call duly made and notified.

21 The Directors may, on the issue of shares, differentiate between the holders in the amount of calls to be paid and the times of payment.

22 The Directors may receive from any member all or any part of the money unpaid upon the shares held by him beyond the sums actually called up as a payment in advance of calls. The payment in advance of calls shall extinguish, so far as the same shall extend, the liability upon the shares in respect of which it is advanced. Upon the money received, or so much of it as exceeds the amount of the calls then made upon the shares in respect of which it has been received, the Company may pay interest at such rate as the member and the Directors agree. The member shall not be entitled to participate in respect of the advance in a dividend subsequently declared. The Directors may repay the amount advanced upon giving to the member one month's notice in writing.

Transfer of shares

23 All transfers of shares may be effected by transfer In Writing in any usual or common form, or in any other form approved by the Directors.

24 The instrument of transfer of a share shall be signed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the register of members in respect of it. Subject to the provisions of these Articles, transfers of shares and other documents relating to or affecting the title to any shares shall be registered without payment of any fee. All instruments of transfer which are registered shall be retained by the Company.

24A Notwithstanding anything to the contrary contained in these Articles of Association, the shares of the Company (or any class thereof) may be held in uncertificated form and title to the shares of the Company (or any class thereof) may be transferred by means of a relevant system within the meaning of the Undercertificated Securities Regulations 1995.

25 The Directors may, in their absolute discretion and without assigning any reason therefor, decline to register the transfer of a share (not being a fully paid share) to a person of whom they shall not approve, and they may also decline to register the transfer of a share (not being a fully paid share) on which the Company has a lien, provided that, where any such shares are admitted to the official list of the London Stock Exchange, such discretion may not be exercised in such a way as to prevent dealings in the shares from taking place on an open and proper basis. Subject to the foregoing, the Directors may also decline to register any instrument of transfer unless:

              (a) the instrument of transfer, duly stamped, is deposited at the Office or such other place as the Directors may appoint accompanied by the certificate of the shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

              (b) the instrument of transfer is in respect of only one class of share; and

              (c) in the case of a transfer to joint holders, they do not exceed four in number.

26 If the Directors refuse to register a transfer they shall, within 2 months after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal and any instrument of transfer which the Directors decline to register shall (except in the case of fraud) be returned to the person depositing it.

27 The register of transfers may be closed at such times and for such periods (not exceeding 30 days in any year) as the Directors determine.

28 Subject to section 80 of the Act, nothing in these Articles shall preclude the Directors from allowing the allotment of any share to be renounced by the allottee in favour of some other person. For all purposes of these Articles relating to the registration of transfers of shares, this renunciation shall be deemed to be a transfer and the Directors shall have the same power of refusing to give effect to it as if the renunciation were a transfer.

29 The Company shall be entitled to destroy (a) all instruments of transfer of shares and all other documents on the faith of which entries are made in the register of members at any time after the expiration of 6 years from the date of registration, (b) all dividend mandates and notifications of change of name or address at any time after the expiration of 2 years from the date of recording, and (c) all share certificates which have been cancelled at any time after the expiration of 1 year from the date of cancellation. If the Company destroys a document in good faith and without notice of any claim (regardless of the parties) to which the document might be relevant, it shall conclusively be presumed in favour of the Company that every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered, every share certificate so destroyed was a valid and effective document duly and properly cancelled and every other document mentioned above so destroyed was a valid and effective document in accordance with the recorded particulars in the books or records of the Company. Nothing in this Article shall be construed as imposing upon the Company any liability in respect of the destruction of any document at an earlier date than that provided above or if the condition as to good faith and absence of notice is not met. References in this Article to the destruction of any document include references to its disposal in any manner.

Transmission of shares

30 In the case of the death of a member the survivor or survivors where the deceased was a joint holder, and the executors or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his shares. Nothing in this Article shall release the estate of a deceased holder (whether sole or joint) from any liability in respect of any share solely or jointly held by him.

31 Subject to any other provisions of these Articles, any person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of the law may, upon such evidence as to his title being produced as may be required by the Directors and subject as provided below, either be registered himself as holder of the share or elect to have some person nominated by him registered as transferee.

32 Subject to any other provisions of these Articles, if the person becoming entitled as above elects to be registered himself, he shall give to the Company notice In Writing to that effect. If he elects to have his nominee registered, he must execute in favour of his nominee a transfer of the share. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to the notice or transfer as if the event giving rise to the transmission had not occurred and the notice or transfer were a transfer executed by the member.

33 Subject to any other provisions of these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member may, at the discretion of the Directors, receive and give a discharge for any dividends or other moneys becoming payable in respect of the share but shall not otherwise be entitled to receive notices of or to attend or vote at meetings of the Company or to any of the rights or privileges of a member until he has become a member in respect of the share. If he fails either to transfer the share or to elect to be registered as a member in respect of it within 60 days of being required by the Directors to do so, he shall in the case of shares which are fully paid up be deemed to have elected to be registered as a member in respect of them and may be registered accordingly.

Forfeiture of shares

34 If a member fails to pay the whole or any part of any call or instalment of a call on or before the day appointed for payment, the Directors may, whilst any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any accrued interest and any costs, charges and expenses incurred by the Company by reason of the non-payment.

35 The notice shall name a further day (not being less than 7 days from the date of the notice) on or before which and the place where the payment required by the notice is to be made and shall state that, in the event of non-payment at or before the time and at the place appointed, the shares in respect of which the call was made or instalment is payable will be liable to be forfeited. The Directors may accept the surrender of any share liable to be forfeited and, in such case, references in these Articles to forfeiture shall include surrender.

36 If the requirements of the notice are not complied with, any share in respect of which it has been given may before payment of all calls and interest and expenses due in respect of it has been made be forfeited by a resolution of the Directors. Forfeiture shall include all dividends declared in respect of the forfeited shares and not actually paid before forfeiture.

37 A forfeited share shall become the property of the Company and may be sold, re-allotted or otherwise disposed of, either to the person who was before forfeiture the holder or entitled to it, or to any other person, upon such terms and in such manner as the Directors think fit. At any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Directors think fit, subject always to the provisions of section 146 of the Act.

38 A shareholder whose shares have been forfeited shall cease to be a member in respect of the forfeited shares, but shall remain liable to pay to the Company all sums which at the date of forfeiture were presently payable by him to the Company in respect of the shares, with interest from the date of forfeiture until payment at such rate not exceeding 15 per cent per annum as the Directors determine. The Directors shall be at liberty to waive payment of interest wholly or in part and may enforce payment without any allowance for the value of the shares at the time of forfeiture.

39 When a share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share. No forfeiture shall be invalidated by any failure to give notice.

40 A statutory declaration in writing that the declarant is a director or the secretary of the Company and that a share has been duly forfeited on a date stated in the declaration shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration and the receipt of the Company for the consideration (if any) given for the share on the sale, re-allotment or disposal, together with the relevant share certificate delivered to a purchaser or allottee shall (subject to the execution of a transfer if required) constitute a good title to the share. The person to whom the share is sold, re-allotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the purchase money (if any), nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale, or disposal of the share. Every Director is authorised to execute on behalf of the shareholder whose share is forfeited a proper instrument of transfer of the share.

41 The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if it had been payable by virtue of a call duly made and notified.

Untraced shareholders

42            (A)      The Company may sell (in such manner and for such price
                       as the Directors think fit) the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy if:

                       (i) during the period of 12 years prior to the date of the publication of the advertisements referred to in paragraph (ii) below (or, if published on different dates, the first date), being a period during which at least three dividends have been payable, all warrants and cheques in respect of the shares in question sent in the manner authorised by these Articles have remained uncashed; and

                       (ii) the Company on expiry of the period of 12 years has given notice, by advertisement in both a national newspaper and a newspaper circulating in the area in which the last known address of the member or the address at which service of notices may be effected in the manner authorised by these Articles is located, of its intention to sell the shares; and

                       (iii) during the period of 12 years and the period of 3 months following the publication of the advertisements, or following the later publication if the two advertisements are published on different dates, the Company has received no indication either of the whereabouts or of the existence of the member or person; and

                       (iv) notice has been given to the London Stock Exchange of its intention to make the sale.

              (B) To give effect to a sale the Company may appoint any person to execute as transferor an instrument of transfer of the shares. The instrument of transfer shall be as effective as if it had been executed by the registered holder of, or person entitled by transmission to, the shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled for an amount equal to the proceeds and shall enter the name of the former member or other person in the books of the Company as a creditor for that amount. No trust shall be created in respect of the debt, no interest shall be payable in respect of it and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company, if any) as the Directors think fit.

Stock

43 The Company may by ordinary resolution convert any paid-up shares into stock, or re-convert any stock into paid-up shares of any denomination.

44 The holders of stock may transfer all or any part in the same manner, and subject to the same regulations as and subject to which, the shares from which the stock arose might previously to conversion have been transferred, or as near thereto as circumstances admit. The Directors may fix the minimum amount of stock (not exceeding the nominal amount of the shares from which the stock arose) which is transferable, in which case no stock shall be transferable except in sums of, or in multiples of, the minimum amount. No warrants to bearer shall be issued in respect of any stock.

45 The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, participation in assets on a winding-up, voting at meetings and other matters as if they held the shares from which the stock arose. No privilege or advantage (except participation in dividends and in assets on a winding-up) shall be conferred by any stock as would not have been conferred if it existed in shares.

46 All the provisions of these Articles (other than those relating to share warrants) which are applicable to paid-up shares shall apply to stock, and the words "share" and "shareholder" include "stock" and "stockholder".

47 The Directors may issue warrants ("share warrants") in respect of fully paid up shares stating that the bearer is entitled to the shares specified, and may provide by coupons or otherwise for the payment of future dividends on the shares included in the warrants. The Directors may determine and vary the conditions upon which share warrants are issued and upon which a new share warrant or coupon is issued in the place of one worn out, defaced or destroyed. No new share warrant or coupon shall be issued to replace one that has been lost unless the Directors are satisfied beyond reasonable doubt that the original has been destroyed. The Directors may also determine and vary the conditions upon which the bearer of a share warrant is entitled to receive notices of and attend and vote at general meetings or to join in requisitioning general meetings, and upon which a share warrant may be surrendered and the name of the holder entered in the register in respect of the shares specified in it. The Directors may require the holder or person who claims to be the holder of a share warrant to produce his warrant and to satisfy them that he continues to be the holder. Subject to such conditions and to these Articles, the bearer of a share warrant shall be a member to the full extent. The holder of a share warrant shall hold it subject to the conditions for the time being in force with regard to share warrants whether made before or after the issue of such warrant.

Increase of capital

48 The Company in general meeting may by ordinary resolution increase its capital by such sum, to be divided into shares of such amounts, as the resolution prescribes.

49 Unless the Company by ordinary resolution at the general meeting at which the capital is increased otherwise directs, any new shares proposed to be issued shall be offered in the first instance in accordance with section 89 of the Act (save to the extent disapplied from time to time by Special Resolution) to all the shareholders for the time being, on the same or on more favourable terms than those offered or to be offered to persons other than shareholders, in proportion to the number of shares of the same class held by them.

50 The new shares shall be subject to the provisions of these Articles with reference to payment of calls, lien, transfer, transmission, forfeiture and otherwise.

Purchase of own shares

51            (A)      Subject to, and in accordance with, the provisions of
                       the Statutes and subject to paragraphs (B) and (C), the Company may purchase its own shares (including any redeemable shares).

              (B) The Company may not purchase its own shares if at the time of purchase there are outstanding any convertible securities of the Company, unless either there are provisions in the relevant trust deed or terms of issue permitting the purchase or the purchase has been sanctioned by an extraordinary resolution passed at a separate class meeting of the holders of the convertible securities.

              (C) Purchases by the Company of its own redeemable shares shall, where the shares are listed on the London Stock Exchange, be limited to a maximum price which, in the case of purchases through the market of redeemable shares other than those which are normally bought and traded in by a limited number of investors who are particularly knowledgeable in investment matters, must not exceed 5 per cent above the average market value for the 10 business days before the purchase is made. If the purchases are by tender, tenders shall be made available to all holders of the shares alike.

Alteration of capital

52            The Company may by ordinary resolution:

              (i) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

              (ii) cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person, and diminish the amount of its capital by the nominal amount of the shares cancelled, subject to the provisions of sections 146-149 of the Act; and

              (iii) sub-divide all or any of its shares into shares of smaller amount than is fixed by the Memorandum of Association and the resolution may determine that, as between the holders of the shares resulting from the sub-division, one or more of the shares may have any such preferred or other special rights over, or may have such deferred rights, or be subject to any such restrictions as compared with the others as the Company has power to attach to unissued or new shares.

53 Upon a consolidation of fully paid shares into shares of larger amount the Directors may settle any difficulty which arises and in particular may, as between the holders of shares consolidated, determine which shares are consolidated into each consolidated share. In the case of any shares registered in the name or names of one or more members being consolidated with shares registered in the name or names of another member or members, the Directors may make such arrangements for the sale of the consolidated share or for the issue, acceptance or sale of fractional certificates and may sell the consolidated share or the fractions represented by fractional certificates, either upon the market or otherwise, to such person or persons at such times and at such prices as they think fit. The Directors shall distribute the net proceeds of sale among the members rateably in accordance with their interests in the consolidated share or the fractions represented by the fractional certificates. For the purpose of giving effect to a sale the Directors may appoint some person to transfer the shares or fractions sold to the purchasers save where the amount to be distributed to a member in respect of any such interest or fraction amount to less than (L)3.00 (or such greater amount as the London Stock Exchange Limited shall from time to time permit), in which case any such amount may be retained for the benefit of the Company.

54 The Company may by special resolution reduce its share capital and any capital redemption reserve fund or any share premium account in any manner subject to any conditions and consents required by law.

Redeemable shares

55 The Company may by special resolution create and sanction the issue of shares which are, or at the option of the Company or the holder are to be liable, to be redeemed, subject to and in accordance with the provisions of the Statutes. The special resolution sanctioning the issue shall also make such alterations to these Articles as are necessary to specify the terms on which and the manner in which the shares are to be redeemed.

General meetings

56 A general meeting shall be held in each year at such time (within a period of not more than 15 months after the holding of the last preceding general meeting) and place as may be determined by the Directors. The general meetings referred to in this Article shall be called annual general meetings. All general meetings other than annual general meetings shall be called extraordinary general meetings.

57 The Directors may convene an extraordinary general meeting whenever they think fit. On the requisition of members in accordance with the Statutes, the Directors shall convene an extraordinary general meeting. Whenever the Directors convene an extraordinary general meeting on the requisition of members, they shall convene it for a date not more than 6 weeks after the date when the requisition is deposited at the Office (unless the requisitionists consent In Writing to a later date being fixed). If there are not within the United Kingdom sufficient Directors capable of acting to form a quorum, any Director or any two members of the Company may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

Notice of general meetings

58 In the case of the annual general meeting or of a meeting convened to pass a special resolution at least 21 clear days' notice and in other cases at least 14 days' notice must be given (exclusive in each case of the day on which the notice is served or deemed to be served and of the day for which the notice is given). The notice shall specify the place, the day and the hour of meeting (and in the case of an annual general meeting shall specify the meeting as such) and state with reasonable prominence that a member entitled to attend and vote is entitled to appoint a proxy, who need not also be a member, to attend and vote instead of him. In the case of special business, the notice must specify the general nature of the business (and, in the case of a meeting convened for passing a special or extraordinary resolution, the intention to propose the resolution as a special or extraordinary resolution as the case may be). The notice shall be given to the Auditors and the Directors and to such members as are, under these Articles, entitled to receive notices from the Company. With the consent In Writing of all, or such less number as is required by the Statutes, of the members entitled to attend and vote, a meeting may be convened by a shorter notice and in such manner as those members think fit. The Company shall comply with the provisions of the Statutes as to giving notice of resolutions and circulating statements on the requisition of members.

59 The accidental omission to give notice of any meeting, or to send a form of proxy with a notice where required by these Articles, or the non-receipt of a notice or form of proxy, shall not invalidate the proceedings at any general meeting.

Proceedings at general meetings

60 All business shall be deemed special that is transacted at an extraordinary general meeting, and also all business that is transacted at an annual general meeting, with the exception of declaring dividends, the reading and consideration and adoption of the accounts and balance sheet and the ordinary reports of the Directors and Auditors and other documents required to be annexed to the balance sheet, the re-election of Directors retiring, the election of Directors in the place of those retiring, the voting of remuneration or extra remuneration to the Directors, the appointment of and the fixing of the remuneration of the Auditors and the grant, renewal, limitation, extension or variation of any authority of or to the Board, under section 80 of the Act, to allot securities.

61 No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business. Except as otherwise provided in these Articles, two members present in person or by proxy and entitled to vote shall be a quorum for all purposes. A corporation which is a member shall be deemed to be personally present for the purpose of this Article if represented by its representative duly authorised in accordance with Article 78.

62 If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such other day and at such other time and place as the Directors determine.

63 The chairman (if any) of the Board or, in his absence, a deputy chairman (if any) shall preside as chairman at every general meeting. If there is no chairman or deputy chairman, or if at any meeting neither the chairman nor a deputy chairman is present within 5 minutes after the time appointed for holding it, or if neither of them is willing to act as chairman, the Directors present shall choose one of their number to act, or if one Director only is present he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the persons present and entitled to vote on a poll may elect one of their number to be chairman.

64 The chairman may, with the consent of any meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. It shall not otherwise be necessary to give notice of an adjournment or of the business to be transacted at an adjourned meeting.

65 At a general meeting a resolution put to the vote shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands, a poll is demanded by the chairman or by at least three members present in person or by proxy and entitled to vote or by a member or members entitled to vote and holding or representing by proxy at least one-tenth part of the total voting rights of all the members having the right to vote at the meeting or by a member or members holding shares conferring a right to vote at the meeting on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right. Unless a poll is demanded as above, a declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

66 If any votes are counted which ought not to have been counted, or might have been rejected, the error shall not vitiate the resolution unless it is pointed out at the same meeting, or at an adjournment, and it is, in the opinion of the chairman of the meeting, of sufficient magnitude to vitiate the resolution.

67 If a poll is duly demanded, it shall be taken at such time (either at the meeting at which the poll is demanded or within 30 days of the meeting) and place and in such manner as the chairman directs (including the use of ballot or voting papers or tickets). The result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded. A poll demanded on the election of a chairman or on a question of adjournment shall be taken immediately. No notice need be given of a poll not taken immediately. The chairman may appoint scrutineers and may adjourn the meeting to some place and time fixed by him for declaring the result of the poll. The demand for a poll may be withdrawn before the close of the meeting or the taking of the poll, whichever is the earlier, but, if a demand is withdrawn, the chairman of the meeting or other members entitled to require a poll may himself or themselves demand a poll.

68 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall be entitled to a second or casting vote in addition to any votes to which he may be entitled as a member.

69 The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded.

Votes of members

70 Subject to any special rights or restrictions as to voting attached to any shares by or in accordance with these Articles, on a show of hands every member, who (being an individual) is present in person or (being a corporation) is present by a representative not being himself a member, shall have one vote and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder.

71 Where there are joint holders of a share, any one of them may vote at any meeting either personally or by proxy in respect of the share as if he were solely entitled to it, but if more than one joint holder is present at a meeting either personally or by proxy, that one of them whose name stands first in the register of members in respect of the share shall alone be entitled to vote in respect of it.

72 A member, in respect of whom an order has been made by a competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs, may vote, whether on a show of hands or on a poll, by any person authorised to do so on his behalf and that person may on a poll vote by proxy, provided that such evidence as the Directors require of his authority has been deposited at the Office not less than 3 days before the time for holding the meeting.

73 No member shall be entitled to vote at any general meeting either personally or by proxy, or to exercise any privilege as a member, unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

74 A member holding unclassified shares shall be entitled to vote at any general meeting in respect of those shares, provided that no ordinary share is in issue.

75 No objection shall be raised to the qualification of any vote except at the meeting or adjourned meeting at which the vote objected to is given or tendered. Every vote not disallowed at the meeting shall be valid for all purposes. An objection made in due time shall be conclusive.

76            On a poll votes may be given either personally or by proxy.

77 The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing, or if the appointor is a corporation either under its common seal or under the hand of an officer or attorney so authorised. The Directors may, but shall not be bound to, require evidence of the authority of the officer or attorney. A proxy need not be a member of the Company.

78 A corporation holding shares conferring the right to vote may, by resolution of its directors or other governing body, authorise any of its officials or any other person to act as its representative at any meeting of the Company or at any meeting of holders of any class of shares of the Company. The authorised person shall be entitled to exercise the same powers on behalf of the corporation which he represents as if he had been an individual member of the Company.

79 The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of the power or authority, must be deposited, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, at the Office or at such other place as is nominated by the Board. In default the instrument of proxy shall not be treated as valid.

80 An instrument of proxy must be in a common form or form which the Directors approve. Proxies need not be witnessed. The proxy shall be deemed to include the right to demand or join in demanding a poll and generally to act at the meeting for the member giving the proxy. The proxy shall, unless it states the contrary, be valid for an adjournment of the meeting as well as for the meeting to which it relates.

81 A vote given in accordance with the terms of an instrument of proxy shall be valid, notwithstanding the previous death or incapacity of the principal or revocation of the proxy, or of the authority under which the proxy was executed, or the transfer of the share in respect of which the proxy is given, provided that no intimation In Writing of the death, incapacity, revocation or transfer has been received at the Office at least 48 hours before the commencement of the meeting or adjourned meeting at which the proxy is used.

82            (A)      If a member, or a person appearing to be interested in
                       shares held by a member, has been duly served with a notice under section 212 of the Act ("statutory notice") and is in default for the prescribed period in supplying to the Company the required information or makes a statement which in the opinion of the Board is false or misleading in any material particular, then not earlier than 28 days or such less number of days as may be permitted from time to time by The London Stock Exchange after service of the statutory notice, the Directors may at any time, by notice (a "direction notice") to the member, direct that in respect of the shares in relation to which the default occurred (the "default shares") the member is not entitled to vote, either personally or by proxy, at a general meeting or a meeting of the holders of any class of shares of the Company or to exercise any other right conferred by membership in relation to general meetings of the holders of any class of shares of the Company.

              (B) Where the default shares represent at least 0.25 per cent of the issued shares of a class, the direction notice may additionally direct:

                       (i) that any dividend or other money which would otherwise be payable in respect of each of the default shares shall (in whole or part) be retained by the Company without any liability to pay interest when the dividend or money is paid to the member;

                       (ii) that no transfer of the default shares which is not an approved transfer shall be registered unless:

                               (a) the member is not himself in default as regards supplying the information required; and

                               (b)   the transfer is of part only of the
                                     member's holding and, when presented for registration, is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that, after due and careful enquiry, the member is satisfied that none of the shares the subject of the transfer is a default share.

              (C) The Company shall send a copy of the notice to each other person appearing to be interested in the shares the subject of a direction notice but the failure or omission by the Company to do so shall not invalidate the notice.

              (D) A direction notice shall have effect in accordance with its terms for so long as the default in respect of which it was issued continues and (unless the direction notice otherwise determine) for a further period of one week but shall cease to have effect in relation to any default shares which are transferred by the member by means of an approved transfer.

              (E)      For the purpose of this Article:

                       (i) a person shall be treated as appearing to be interested in shares if the member holding the shares has given to the Company a notification under section 212 which either (a) names that person as being interested; or (b) fails to establish the identities of those interested in the shares and (after taking into account the notification and any other relevant section 212 notification) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

                       (ii) the prescribed period is 14 days from the date of service of the notice under section 212; and

                       (iii)   a transfer of shares is an approved transfer if:

                               (a) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a take-over offer for a company (as defined in section 14 of the Companies Securities (Insider Dealing) Act 1985); or

                               (b)   the Directors are satisfied that the
                                     transfer is made pursuant to a sale of the whole of the beneficial ownership of the shares to a party unconnected with the member and with other persons appearing to be interested in the shares; or

                               (c)   the transfer results from a sale made
                                     through a recognised investment exchange as defined in the Financial Services Act 1986 or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded.

              (F) Nothing contained in this article shall limit the power of the Directors under section 216 of the Act.

Directors

83 Unless otherwise determined by ordinary resolution, the number of Directors (other than the alternate directors) shall not be subject to a maximum but shall not be less than three.

84 The Directors shall be paid out of the funds of the Company by way of remuneration for their services such sums as the Company by ordinary resolution determine. The remuneration shall be divided among them in such proportions and manner as the Directors determine and, in default of a determination within a reasonable period, equally, except that any Director holding office for less than a year or other period for which remuneration is paid shall rank in the division in proportion to the fraction of the year or other period during which he has held office. The remuneration shall be deemed to accrue from day to day. The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or committees of the Directors or general meetings of the Company or in connection with the business of the Company.

85 Subject to the provisions of these Articles and without prejudice to the powers of the Directors under these Articles to appoint any person to be a Director, the Company may by ordinary resolution elect any person to be a Director, either to fill a casual vacancy or as an addition to the existing Board, but the total number of Directors must not at any time exceed any maximum number fixed by or in accordance with these Articles.

86 Any Director who at the request of the Board performs special services or goes or resides abroad for any purposes of the Company may (unless otherwise expressly resolved by the Company in general meeting) receive such extra remuneration by way of salary, percentage of profits or otherwise as the Board determines.

87            No shareholding qualification for Directors is required.

88 Each Director may attend and speak at any general meeting of the Company.

89 The office of a Director shall be vacated in any of the following events, namely:

              (i) if (not being an executive Director whose contract precludes resignation) he resigns his office by notice In Writing left at the Office;

              (ii) if he becomes bankrupt or has a receiving order made against him or compounds with his creditors;

              (iii) if he becomes of unsound mind or a patient for any purpose of any statute relating to mental health and the Directors resolve that his office should be vacated;

              (iv) if he is absent from meetings of the Directors for 6 months without leave, and his alternate Director (if any) does not during that period attend in his stead, and the Directors resolve that his office should be vacated;

              (v) if he is removed or becomes prohibited from being a Director under any provision of the Statutes;

              (vi) if he is requested In Writing by all the other Directors to resign his office.

90            (A)      A Director may hold any other office or place of profit
                       with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as the Board determines, and may be paid such extra remuneration for it (whether by way of salary, commission, participation in profits or otherwise) as the Board determines. The extra remuneration shall be in addition to any remuneration provided for by or pursuant to any other Article.

              (B) A Director may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

              (C) A Director may be or become a director or other officer of, or otherwise interested in, a company promoted by the Company or in which the Company is interested, and shall not be liable to account to the Company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in that company. The Board may cause the voting power conferred by the shares in another company held or owned by the Company to be exercised in such manner as it thinks fit, including the exercise in favour of a resolution appointing any of the Directors to be directors or officers of that company, or voting or providing for the payment of remuneration to the directors or officers of that company.

              (D) A Director shall not vote or be counted in the quorum on a resolution of the Board concerning his own appointment as the holder of an office or place of profit with the Company or another company in which the Company is interested (including the arrangement or variation of its terms or its termination).

              (E) Where arrangements are under consideration concerning the appointment (including the arrangement or variation of the terms or the termination of the appointment) of two or more Directors to offices or places of profit with the Company or another company in which the Company is interested, a separate resolution may be put in relation to each Director. In such case, each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment (or the arrangement or variation of its terms or its termination) and except (in the case of an office or place of profit with another company) where the other company is a company in which the Director owns 1 per cent or more.

              (F) Subject to the Statutes and to the next paragraph of this Article, no Director or proposed or intending Director shall be disqualified by his office from contracting with the Company, either with regard to his tenure of any office or place of profit or as vendor or purchaser or in any other manner. No contract or arrangement in which a Director is interested shall be liable to be avoided. The Director shall not be liable to account to the Company or the members for any remuneration, profit or other benefits realised by the contract or arrangement by reason of his holding that office or of the resulting fiduciary relationship.

              (G) A Director who to his knowledge is interested, whether directly or indirectly, in a contract or arrangement or proposed contract or arrangement with the Company must declare the nature of his interest at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration, if he knows his interest then exists, or, in any other case, at the first meeting of the Board after he knows that he is or has become interested. A general notice to the Board given by a Director to the effect that he is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with the company or firm shall be a sufficient declaration of interest under this Article in relation to any contract or arrangement made with the company or firm. A notice shall not be effective unless either it is given at a meeting of the Board or the Director giving it takes reasonable steps to secure that it is brought up and read at the next Board meeting after it is given.

              (H) Except as otherwise provided by these Articles, a Director must not vote on (or be counted in the quorum in respect of) any resolution of the Board concerning a contract or arrangement or other proposal which (together with any interest of any person connected to him) is to his knowledge, directly or indirectly, a material interest otherwise than by virtue of his interests in shares or debentures or other securities of, or otherwise through, the Company. If he does, his vote shall not be counted. This prohibition does not apply to any of the following matters, namely:

                       (i) a contract or arrangement for giving to the Director security or a guarantee or indemnity in respect of

                               (a)   money lent by him or obligations
                                     undertaken by him or by any other person at the request of or for the benefit of the Company or any of its subsidiaries; or

                               (b) a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or part under a guarantee or indemnity or by the giving of security;

                       (ii) where the Company or any of its subsidiary undertakings is offering securities in which offer the Director is, or may be, entitled to participate as a holder of securities or in the underwriting or subunderwriting of which the director is to participate;

                       (iii) relating to another company in which he and any persons connected to him do not to his knowledge hold an interest in shares (as that term is used in Sections 198 to 211 of the Act) representing 1 per cent or more of any class of the equity share capital or of the voting rights in that company;

                       (iv) relating to a pension, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme which has been approved by the Inland Revenue or is conditional upon that approval or does not award him any privilege or benefit not awarded to the employees to whom the scheme relates; or

                       (v) concerning insurance which the Company proposes to maintain or purchase for the benefit of Directors or the benefit of persons including Directors.

              (I) A company shall be deemed to be a company in which a Director owns 1 per cent or more if and so long as he is (either directly or indirectly) the holder of or beneficially interested in 1 per cent or more of any class of its equity share capital or of the voting rights available to its members. For the purpose of this paragraph there shall be disregarded any shares held by a Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest is in reversion or remainder if and so long as some other person is entitled to receive the trust income, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

              (J) Where a company in which a Director owns 1 per cent or more is materially interested in a transaction, he shall also be deemed materially interested in the transaction.

              (K) If any question arises at any meeting of the Board as to the materiality of the interest of a Director or as to the entitlement of a Director (in each case, other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, it shall be referred to the chairman of the meeting. His ruling shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to the Director has not been fairly disclosed to the Board. If the question relates to the chairman of the meeting, it shall be decided by a resolution of the Board (for which purpose the chairman shall be counted in the quorum but may not vote). The resolution shall be final and conclusive except in a case where the nature or extent of the interest of the chairman as known to him has not been fairly disclosed to the Board.

              (L) The Company may by ordinary resolution suspend or relax the provisions of this Article to any extent or ratify any transaction not duly authorised by reason of a contravention of this Article.

Powers of directors

91 The business of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in general meeting, but subject to any regulations of these Articles, to the provisions of the Statutes, and to such regulations, which are not inconsistent with those regulations or provisions, as may be prescribed by extraordinary resolution of the Company in general meeting. No regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if the regulation had not been made. The general powers given by this Article are not limited or restricted by any special authority or power given to the Directors by any other Article.

92 The Directors may arrange that any branch of the business carried on by the Company or any other business in which the Company is interested shall be carried on by or through one or more subsidiaries. They may on behalf of the Company make such arrangements as they think advisable for taking the profits or bearing the losses of any branch or business or for financing, assisting or subsidising any subsidiary or guaranteeing its contracts, obligations or liabilities. They may appoint, remove and reappoint any person (whether a member of their own body or not) to act as a director, managing director or manager of a subsidiary or any other company in which the Company is interested, and may determine his remuneration (whether by way of salary, commission on profits or otherwise). A Director may retain any remuneration payable to him in respect of the appointment.

93 The Directors may by power of attorney appoint any person to be the attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they think fit. The power of attorney may contain such provisions for the protection and convenience of persons dealing with the attorney as the Directors think fit and may authorise the attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

94            (A)      The Directors may procure the establishment and
                       maintenance of or participation in or contribution to any non-contributory or contributory pension or superannuation fund, scheme or arrangement or life assurance scheme or arrangement for the benefit of, and pay, provide for or procure the grant of donations, gratuities, pensions, allowances, bonuses, benefits or emoluments to, any person (including directors and other officers whether of the Company or of any other company referred to in this paragraph) who is or has been in the employment of the Company, or of any company which is a subsidiary of the Company or a predecessor in business of the Company or a subsidiary, or of any allied or associated companies of the Company or any such companies and the spouses, widows, widowers, families, dependants or connections of any such persons. No pension, annuity or other allowance or benefit (except as provided for by or in accordance with any other
                       Article) shall be granted to a Director or former
                       Director who has not been an executive Director or held any other office or place of profit under the Company or any of its subsidiaries or to a person who has no claim on the Company except as a relation, connection or dependant of a Director or former Director, without the approval of an ordinary resolution of the Company.

              (B) The Directors may establish, maintain and give effect to any scheme approved by an ordinary resolution for the allotment of or the grant of options to subscribe for shares of the Company to persons (including Directors) in the employment of the Company or any subsidiary of the Company and may exercise all the powers conferred on them by the scheme (including any power to alter or add to its provisions). These Articles shall be deemed to be modified so far as may be necessary to give effect to the scheme in respect of any shares in issue or under option.

              (C) The Directors may procure any of the matters referred to in this Article are done by the Company either alone or in conjunction with any other company.

95 All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed in such manner as the Directors determine.

Borrowing

96            (A)      The Directors may exercise all the powers of the Company
                       to borrow money, and to mortgage or charge all or any part of its undertaking, property and assets (both present and future), including its uncalled capital and, subject to the Statutes, to issue Debentures and other securities, whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party.

              (B) The Board must restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries (if any) so as to secure (but as regards subsidiaries only in so far as, by the exercise of the rights or powers of control, the Board can secure) that the aggregate principal amount outstanding of all borrowings by the Group (exclusive of borrowings owing by one member of the Group to another member) does not, without the previous sanction of an ordinary resolution, exceed the greater of (a) (L)30,000,000 or (b) four times the Adjusted Capital and Reserves.

              (C)      For this purpose:

                       (i) "the Adjusted Capital and Reserves" means at any time the aggregate of:

                               (a) the amount paid up or credited as paid up on the issued share capital of the Company; and

                               (b) the amount standing to the credit of the reserves (including any share premium account, capital redemption reserve and credit balance on profit and loss account) all as shown by the then latest audited balance sheet and without making any provision for Goodwill unless already written off against the Company's profit and loss account but after deducting any debit balance on profit and loss account (except to the extent that the deduction has already been made) and making adjustments to reflect any variation in the amount of the paid up share capital, share premium account or capital redemption reserve since the date of the audited balance sheet;

                       (ii) "borrowings" include the following except in so far as otherwise taken into account:

                               (a)   the nominal amount of any issued share
                                     capital and the principal amount of any
                                     Debentures or borrowed moneys of any
                                     person, the beneficial interest in which is not owned by a member of the Group and the payment or repayment of which is the subject of a guarantee or indemnity by a member of the Group, but excluding acceptances of trade bills for the purchase of goods in the ordinary course of business;

                               (b)   the outstanding amount raised by
                                     acceptances by a bank or accepting house under an acceptance credit opened on behalf of and in favour of a member of the Group, excluding acceptances of trade bills for the purchase of goods in the ordinary course of business;

                               (c) the principal amount of any Debenture of a member of the Group owned otherwise than by another member of the Group;

                               (d)   the principal amount of any preference
                                     share capital of a subsidiary owned
                                     otherwise than by a member of the Group;
                                     and

                               (e) any premium payable on repayment on any borrowing or deemed borrowing; but does not include:

                               (f) borrowings for the purposes of repaying the whole or any part of borrowings by a member of the Group within 6 months of being borrowed, pending their application for that purpose within that period; and

                               (g) borrowings for the purpose of financing a contract in respect of which any part of the price receivable by a member of the Group is guaranteed or insured by the Export Credits Guarantee Department of the Department of Trade and Industry or by any other Governmental department fulfilling a similar function, to an amount not exceeding the part of the price which is guaranteed or insured;

                       (iii) when the aggregate principal amount of borrowings to be taken into account for the purposes of this Article on any particular date is being ascertained:

                               (a)   moneys denominated or repayable in a
                                     currency other than sterling shall be
                                     converted for the purpose of calculating the sterling equivalent at the rate of exchange prevailing on that date in London or, if the amount of borrowings would as a result be less, at the rate of exchange prevailing in London 6 months before that date. For this purpose the rate of exchange shall be taken as the middle market rate as at the close of business; and

                               (b)   where under the terms of borrowing the
                                     amount of money that would be required to discharge the principal amount in full if it fell to be repaid (at the option of the Company or by reason of default) on that date is less than the amount that would otherwise be taken into account in respect of that borrowing for the purpose of this Article, the amount of the borrowing shall be taken to be the lesser amount;

                       (iv) "audited balance sheet" means the then latest audited balance sheet of the Company prepared for the purposes of the Statutes unless there has then been prepared for those purposes and audited a consolidated balance sheet of the Company and its subsidiaries (with such exceptions as may be permitted in the case of a consolidated balance sheet prepared for the purposes of the Statutes); and in the latter event "audited balance sheet" means the audited consolidated balance sheet, the references to reserves and profit and loss account being references to the consolidated reserves and consolidated profit and loss accounts respectively, any amounts attributable to outside interests in subsidiaries being excluded. The Company may change the accounting convention on which the audited balance sheet is based, provided it complies with the requirements of the Statutes. If the Company prepares its main audited balance sheet on the basis of one convention but a supplementary audited balance sheet or statement on the basis of another, the main audited balance sheet shall be taken as the audited balance sheet for the purposes of this Article;

                       (v) "the Group" means the Company and its subsidiaries (if any).

              (D) A certificate or report by the Auditors as to the amount of the Adjusted Capital and Reserves or the amount of any borrowings or to the effect that the limit imposed by this Article has not been or will not be exceeded at any particular time or times shall be conclusive for the purposes of this Article.

              (E) Notwithstanding the foregoing, no lender or other person dealing with the Company shall be concerned to see or enquire whether the limit imposed by this Article is observed. No borrowing incurred or security given in excess of the limit shall be invalid or ineffectual, except in the case of express notice to the lender or the recipient of the security given that the limit had been or would be exceeded.

Executive directors

97 The Directors may appoint one or more of their number to an executive office including the office of chairman, vice-chairman, managing Director, joint managing Director, assistant managing Director or manager or any other salaried office for such period and on such terms as they think fit. Without prejudice to any claim a Director may have for damages for breach of any contract of service between him and the Company, his appointment shall automatically determine if he ceases from any cause to be a Director, or (subject to the terms of any contract between him and the Company) if the Directors resolve that his term of office as an executive Director should be determined.

98 A Director holding office pursuant to the last preceding Article shall receive such remuneration (whether by way of salary, commission or participation in profits, or partly in one way and partly in another) as the Directors determine. The remuneration shall, unless otherwise agreed, be additional to such remuneration (if any) as is payable to him as a Director. The Director shall be a director for the purposes of and subject to the provisions of section 319 of the Act.

99 The Directors may entrust to and confer upon a Director holding executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may revoke, withdraw or vary any of the powers.

Rotation of directors

100 At every annual general meeting any Directors who are bound to retire under Article 106 and one-third of the other Directors or, if their number is not a multiple of three, then the number nearest to but not exceeding one-third shall retire from office. A Director retiring at a meeting shall retain office until the close of the meeting.

101 The Directors to retire on each occasion shall be those who have been longest in office since their last election but, as between persons who became or were re-elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. The Directors to retire on each occasion (both as to number and identity) shall be determined by the composition of the Board at the date of the notice convening the annual general meeting. No Director shall be required to retire or be relieved from retiring by reason of any change in the number or identity of the Directors after the date of the notice but before the close of the meeting.

102           A retiring Director shall be eligible for re-election.

103 Subject to the provisions of these Articles, the Company at the meeting at which a Director retires may elect a person to fill the vacated office. In default, the retiring Director shall, if willing to continue to act, be deemed to have been re-elected, unless at the meeting it is expressly resolved not to fill the vacated office or unless a resolution for the re-election of the Director has been put to the meeting and lost.

104 No person other than a Director retiring at the meeting shall, unless recommended by the Directors, be eligible for election to the office of Director at any general meeting, unless not less than 7 nor more than 42 days before the date appointed for the meeting there has been left at the Office a notice In Writing, signed by a member (not being the person to be proposed) duly qualified to attend and vote at the meeting, of his intention to propose the person for election, and a notice In Writing signed by that person of his willingness to be elected.

105 The Company in general meeting may increase or reduce the number of Directors and may determine in what rotation the increased or reduced number is to go out of office.

106 The Directors may appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Board, but so that the total number of Directors does not exceed the maximum number fixed by or in accordance with these Articles. The Director shall hold office only until the next following annual general meeting and shall then be eligible for re-election. A Director who retires under this Article shall not be taken into account in determining the Directors who are to retire by rotation at the meeting.

107 The Company may, by ordinary resolution of which special notice has been given in accordance with section 379 of the Act, remove any Director (including a managing

              Director or other executive Director, but without prejudice to any claim for damages under any contract) before the expiration of his period of office and may by an ordinary resolution appoint another person in his place. The person who is appointed shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

Proceedings of directors

108 The Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Questions arising at any meeting shall be determined by a majority of votes and in case of an equality of votes the chairman shall have a second or casting vote. A Director may at any time, and the Secretary on the requisition of a Director shall, summon a Board meeting.

109 Notice of a Board meeting may be given to a Director personally or by word of mouth or sent In Writing to him at his last known address or any other address given by him to the Company for this purpose. A Director absent or intending to be absent from the United Kingdom may request the Board that notices of Board meetings during his absence are sent to him In Writing at his last known address or any other address given by him to the Company for this purpose. In the absence of a request it shall not be necessary to give notice of a Board meeting to a Director who is absent from the United Kingdom. A Director may waive notice of a meeting either prospectively or retrospectively.

110 The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and, unless fixed at any other number, shall be two.

111 The continuing Directors or a sole continuing Director may act notwithstanding any vacancies in the Board. If and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles, the continuing Directors or Director may act for the purpose of filling vacancies in the Board or of summoning general meetings of the Company, but not for any other purpose. If there are no Directors or no Director able or willing to act, any two members may summon a general meeting of members for the purpose of appointing Directors.

112 If the Directors have not appointed a chairman or vice-chairman pursuant to Article 97, or if at any meeting neither the chairman nor the vice-chairman is present within 5 minutes after the time appointed for holding it, the Directors present may choose one of their number to be chairman of the meeting.

113 The Board may establish local boards or agencies for managing any of the affairs of the Company, either in the United Kingdom or elsewhere, and may appoint any persons to be members of the local boards, or to be managers or agents, and may fix their remuneration. The Board may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in or exercisable by the Board (other than the power to borrow and make calls), with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies and to act notwithstanding vacancies. An appointment or delegation may be made upon such terms and subject to such conditions as the Board thinks fit. The Board may remove any person appointed as above and may revoke or vary any delegation, but a person dealing in good faith and without notice of the revocation or variation shall not be affected by it.

114 A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions exercisable by the Directors.

115 The Directors may delegate any of their powers to committees consisting of such number of members of their body as they think fit and may revoke a delegation and discharge a committee in whole or in part. A committee shall in the exercise of the powers delegated to it conform to any regulations that are imposed by the Directors.

116 The meetings and proceedings of a committee consisting of two or more members shall be governed by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as they are applicable and are not superseded by any regulations made by the Directors under the last preceding Article.

117 A member of the Board, or of a committee of the Board, may participate in a meeting of the Board or the committee by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear each other. A participant shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly. The meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

118 A resolution In Writing, signed by all or a majority of the Directors entitled to notice of a meeting of the Directors or by all of the members of a committee, shall be as valid as if it had been passed at a Board meeting or a meeting of the committee duly called and constituted. The resolution may consist of several documents in the like form each signed by one or more of the Directors or members of the committee. For the purpose of this Article, the signature of an alternate Director entitled to notice of a meeting of Directors shall suffice in lieu of the signature of the Director appointing him.

119 The Directors shall cause minutes to be made in books provided for the purpose:

              (a)      of all appointments of officers made by the Directors;

              (b) of the names of all the Directors present at each Board meeting and meeting of a committee of Directors;

              (c) of all resolutions and proceedings at meetings of the Company and of any class of members of the Company and of the Directors and of any committee of Directors.

              The minutes, if purporting to be signed by the chairman of the meeting at which the appointments were made, or the Directors were present, or the resolutions were passed or proceedings held (as the case may be), or by the chairman of the next succeeding meeting of the Company, or class of members of the Company, or Directors or committee (as the case may be), shall be sufficient evidence without any further proof of the facts stated in it.

120 All actions done by any Board meeting, or meeting of a committee of Directors, or by a person acting as a Director, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any Director, or of the person acting as a Director, or that they or any of them were disqualified, or had vacated office or were not entitled to vote, be as valid as if each of them had been duly appointed, and was qualified and had continued to be a Director and had been entitled to vote.

121 The Directors may appoint any person to an office or employment having a title including the word "director" or attach such a title to any existing employment with the Company and may terminate the appointment or the use of the title. The inclusion of the word "director" in the title of any office or employment (other than the office of managing or joint managing or deputy or assistant managing director) does not imply that the employee is a Director and the employee shall not as a result be empowered in any respect to act as a Director or be deemed to be a Director for any of the purposes of these Articles.

Secretary

122 The Secretary shall be appointed by the Directors at such remuneration and upon such terms as they think fit. The Secretary may be removed by the Directors. The Directors may appoint an assistant Secretary or assistant Secretaries and temporary substitutes for the Secretary. An assistant Secretary or temporary substitute shall for the purpose of these Articles be deemed to be and may fulfil the duty of the Secretary subject to any limitation prescribed by the Directors.

123 A provision of the Statutes or these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

The seal

124 The Seal shall be used only by the authority of the Directors or of a committee of Directors authorised by the Directors. The Directors may determine who shall sign any instrument to which the Seal is affixed. Unless otherwise determined and except as provided in Article 11, it shall be signed by a Director and by the Secretary or by a second Director or some other person approved by the Board.

125 The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad, and the powers shall be vested in the Board.

126 A document signed by a Director and by the Secretary or another Director and expressed, in whatever form of words, to be executed by the Company shall have the same effect as if it were under seal. A document executed in this way which makes it clear on its face that it is intended to be a deed, in whatever form of words, has effect, upon delivery, as a deed.

Authentication of documents

127 Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company (including the Memorandum and Articles of Association) and any resolutions passed by the Company or the Board, and any books, records, documents and accounts relating to the business of the Company, and to certify copies or extracts as true copies or extracts. Where any books, records, documents or accounts are elsewhere than at the Company's head office, the local manager or other officer of the Company having the custody of them shall be deemed to be a person appointed by the Directors under this Article.

Alternate directors

128           (A)      A Director may appoint any person who is approved by the
                       Board to be an alternate Director, and may remove from office an alternate Director appointed by him.

              (B) An alternate Director shall be entitled (subject to his giving to the Company an address within the United Kingdom at which notices may be served upon him) to receive notices of all meetings of the Board and of any committee of the Board of which his appointor is a member and to attend and vote as a Director at any of the meetings at which the Director appointing him is not personally present, and generally to perform all the functions of his appointor as a Director in the absence of the appointor. When acting also as a Director or as an alternate Director for more than one Director, an alternate Director shall have one vote for every Director he represents, in addition to his own if he is himself a Director, and, where the quorum exceeds two, he shall be considered as two Directors for the purpose of making a quorum.

              (C) An alternate Director shall cease to be an alternate Director if his appointor ceases for any reason to be a Director. If a Director retires by rotation but is re-elected by the meeting at which the retirement takes effect, an appointment made by him under this Article which was in force immediately prior to his retirement shall continue to operate after his re-election as if he had not retired.

              (D) All appointments and removals of alternate Directors shall be effected by notice In Writing by the Director making or revoking the appointment given to the Company at the Office or at a duly convened and held meeting of the Board.

              (E) An alternate Director may be repaid by the Company such expenses as might properly be repaid to him if he were a Director. He shall be entitled to receive from the Company such proportion (if any) of the remuneration otherwise payable to his appointor as his appointor by notice In Writing to the Company directs. He shall not otherwise in respect of the appointment be entitled to receive any remuneration from the Company. An alternate Director may be indemnified by the Company to the same extent as a Director.

              (F) An alternate Director shall be an officer of the Company. He shall alone be responsible to the Company for his own acts or defaults and shall not be deemed to be the agent of or for the Director appointing him.

Dividends

129 The profits of the Company available for dividend and resolved to be distributed shall be applied in the payment of dividends to the members in accordance with their respective rights and priorities. The Company in general meeting may declare dividends accordingly. No dividend or interim dividend may be paid otherwise than in accordance with Part VIII of the Act.

130 No dividend shall be payable except out of the profits of the Company (including profits set aside to any reserve fund under Article 144) or in excess of the amount recommended by the Directors.

131 Dividends must be declared and paid according to the amounts paid on the shares in respect of which the dividends are paid. For the purposes of this Article, no amount paid on a share in advance of calls shall be treated as paid on the share. Dividends shall be apportioned and paid pro rata according to the amounts paid on the shares during any portions of the period in respect of which the dividend is paid but, if any share is issued on terms providing that it ranks for dividend as from a particular date, the share shall rank for dividend accordingly.

132 The Directors must transfer to share premium account as required by the Statutes sums equal to the amount or value of any premiums at which any shares of the Company are issued.

133 The Directors may pay such interim dividends as appear to them to be justified by the profits of the Company. If the capital of the Company is divided into different classes of shares the Directors may pay interim dividends in respect of those shares which confer on the holders deferred or non-preferred rights as well as in respect of those shares which confer on the holders preferential or special rights with regard to dividends. Provided that the Directors act bona fide, they shall not incur any responsibility to the holders of any shares for any damage that they suffer by reason of the payment of an interim dividend on any shares. The Directors may also pay half yearly or at other suitable intervals to be settled by them any dividend which is payable at a fixed rate if they are of the opinion that the profits justify the payment.

134 A general meeting declaring a dividend or bonus may direct payment of the dividend or bonus wholly or partly by the distribution of specific assets and, in particular, of paid up shares or Debentures of another company or in any one or more of these ways. The Directors shall give effect to the resolution and, where a difficulty arises in regard to the distribution, the Directors may settle it as they think expedient. In particular they may issue certificates in respect of fractions and fix the value for distribution of specific assets, may determine that cash payments are made to any members upon the footing of that value in order to adjust the rights of all parties and may vest the assets in trustees as may seem expedient to the Directors.

135 A resolution of the Company or of the Directors declaring a dividend may specify any date as the record date for the dividend, whether or not prior to the date on which the resolution is passed.

136 The Directors may deduct from any dividend or bonus payable to a member any sums presently payable by him to the Company on account of calls or otherwise in respect of shares of the Company.

137 No unpaid dividend, bonus or interest shall bear interest as against the Company.

138 The Directors may retain any dividends and bonuses payable on shares on which the Company has a lien permitted by the Statutes and may apply them in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

139 The Directors may retain the dividends and bonuses payable upon shares in respect of which any person is, under the provisions of these Articles relating to the transmission of shares, entitled to become a member, or which any person under those provisions is entitled to transfer, until he becomes a member in respect of the shares or duly transfers them.

140 A dividend may be paid by cheque or warrant sent through the post to the registered address of the member or person entitled to it, or by direct bank transfer to such bank account as the member or person entitled to it directs, and in case of joint holders to any one of them or to such person and such address or such bank account as the joint holders may direct. The cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the member, person entitled or joint holders direct. Payment of the cheque or warrant shall be a good discharge to the Company. Every cheque or warrant shall be sent at the risk of the person entitled to the money which it represents.

141 If several persons are registered as joint holders of a share, any one of them may give an effectual receipt for any dividend or other moneys payable on or in respect of the share.

142 All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. Dividends unclaimed for 12 years after they became due for payment shall, unless the Directors otherwise resolve, be forfeited and revert to the Company.

Scrip dividends

143           (A)      The Directors may, if authorised by an ordinary
                       resolution, offer any holders of ordinary shares one or more of the following options:

                       (a) instead of taking the net cash amount due to them in respect of all or any part (to be determined by the Directors) of any dividend declared or payable on any ordinary shares held by them, either to invest the cash in subscribing for unissued ordinary shares, payable in full or by instalments, or in paying up in full or by instalments any unpaid or partly paid ordinary shares held by them; or

                       (b) instead of taking the net cash amount due to them in respect of all or any part (to be determined by the Directors) of any dividend declared or payable on any ordinary shares held by them, to elect to receive new ordinary shares credited as fully paid; or

                       (c) to forego their entitlement to all or any part (to be determined by the Directors) of any dividend declared or payable on any ordinary shares held by them and to take instead fully paid bonus ordinary shares; or

                       (d) any other option in respect of all or any part (to be determined by the Directors) of any dividend on any ordinary shares held by them as the Directors determine.

              (B) In relation to the above options, the following provisions apply:

                       (a) the ordinary resolution may specify a particular dividend (whether or not already declared) or may specify all or any dividends declared within a specified period;

                       (b) the entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be, as nearly as possible, equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that the holder elects to forego. In calculating the entitlement, the Directors may, at their discretion, adjust the figure obtained by dividing the relevant value by the amount payable on the ordinary shares up or down so as to procure that the entitlement of each shareholder to new ordinary shares is represented by a simple numerical ratio. For this purpose, "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's ordinary shares on the London Stock Exchange as derived from the Daily Official List, on such five consecutive dealing days as the Directors determine, provided that the first day is on or after the day on which the ordinary shares are first quoted "ex" the relevant dividend, or in such other manner as may be determined by or in accordance with the ordinary resolution;

                       (c) on or as soon as practicable after announcing that they are to declare or recommend any dividend the Directors, if they intend to offer an election in respect of that dividend, shall also announce that intention and shall, after determining the basis of allotment if they decide to proceed with the offer, notify the holders of ordinary shares In Writing of the right of election offered to them and specify the procedure to be followed and the place at which and the latest time by which elections must be lodged in order for elections to be effective;

                       (d) the Directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

                       (e) the Directors may exclude from any offer any holders of ordinary shares where the Directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them;

                       (f) the dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been made (the "elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated above. For this purpose the Directors may capitalise, out of any amount standing to the credit of any reserve or fund (including the profit and loss account, share premium account, capital redemption reserve or any other undistributable reserve) whether or not it is available for distribution as the Directors determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis;

                       (g) the additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participate in the relevant dividend or in that part of the dividend in respect of which the right of election was offered;

                       (h) the Directors may also from time to time establish or vary a procedure for election mandates, under which a holder of ordinary shares may elect to receive ordinary shares credited as fully paid instead of cash in respect of all future rights offered to that holder under this Article until the election mandate is revoked or deemed to be revoked in accordance with the procedure;

                       (i) the Directors may undertake and do such acts and things as they consider necessary or expedient for the purpose of giving effect to this Article including (without limitation) making such provisions as they think fit in relation to any fraction of an ordinary share which may or would arise from the application of this paragraph (B) (including provisions whereby, in whole or in part, fractional entitlements are disregarded and the benefit of them accrues to the Company rather than to the shareholders concerned or under which fractional entitlements are accrued or retained and in each case accumulated on behalf of any shareholder and the accruals or retentions are applied to the allotment of fully paid ordinary shares by way of bonus to, or cash subscription on behalf of, the shareholder).

Reserves

144 The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may be properly applied. Pending application the sum reserved may either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors think fit. The Directors may, without placing them to reserve, carry forward any profits which they think it prudent not to divide.

Capitalisation of profits and reserves

145 Subject to section 80 and Part VIII of the Act, the Company in general meeting may, upon the recommendation of the Directors, resolve that it is desirable to capitalise an amount standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that it is set free for distribution among the members who would have been entitled to it if distributed by way of dividend and in the same proportions on condition that it is not paid in cash but is applied either in or towards paying up any amounts unpaid on shares held by the members or paying up in full unissued shares or Debentures of the Company to be allotted and distributed, credited as fully paid up, to and among those members in those proportions, or partly in the one way and partly in the other. The Directors shall give effect to the resolution.

146 Whenever a resolution is passed under the preceding Article, the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalised. Subject to section 80 of the Act, the Directors shall make all allotments and issues of fully paid shares, Debentures or securities, if any, and generally shall do all acts and things required to give effect to the resolution. The Directors may make such provision by the issue of certificates in respect of fractions or by payment in cash or otherwise as they think fit for the case of shares, Debentures or securities becoming distributable in fractions. The Directors may authorise any person to enter into an agreement with the Company, on behalf of the members interested, providing for the allotment to them, credited as fully paid up, of any shares, Debentures or securities to which they may be entitled upon the capitalisation, or (as the case may require) for the payment up by the Company on their behalf, by the application of their proportions of the profits resolved to be capitalised, of the amounts or any part of the amounts remaining unpaid on their existing shares. Any agreement made under the authority shall be effective and binding on all the members.

Discovery and secrecy

147 No member shall be entitled to require discovery of or any information respecting any detail of the Company's trading or any matter in the nature of a trade secret or secret process which relates to the conduct of the business of the Company and which, in the opinion of the Directors, it would be inexpedient in the interests of the members of the Company to communicate to the public.

Accounts

148           The Directors shall cause true accounts to be kept:

              (a) of the sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure takes place;

              (b)      of all sales and purchases of goods by the Company; and

              (c)      of the assets and liabilities of the Company.

149 The books of account shall be kept at the Office, or at such other place as the Directors think fit, and shall always be open to the inspection of the Directors. No member (other than as Director) shall have any right of inspecting any account, book or document of the Company except as conferred by statute or authorised by the Directors or by the Company in general meeting.

150 The Directors shall not be bound, unless expressly instructed so to do by an extraordinary resolution of the Company in general meeting, to publish any list or particulars of the securities or investments held by the Company or to give to any shareholder any information relating to them.

151 Once at least in every year the Directors shall lay before the Company in general meeting a profit and loss account giving a true and fair view of the profit or loss of the Company for the financial year to which it relates and a balance sheet giving a true and fair view of the state of affairs of the Company as at the date at which it is made out and containing a general summary of the capital, the assets and the liabilities of the Company arranged under suitable heads, both made up to a date not more than 7 months before the meeting. If the Company is a holding company as defined by the Statutes, there shall also (except in so far as the Statutes otherwise permit) be laid before the Company in general meeting a consolidated balance sheet dealing with the state of affairs at the end of the Company's financial year of the Company and its then subsidiary undertakings and a consolidated profit and loss account dealing with the profit or loss for the Company's financial year of the Company and its then subsidiary undertakings. The Directors shall in preparing every such profit and loss account and balance sheet and consolidated profit and loss account and consolidated balance sheet have regard to the applicable provisions of the Statutes.

152 Every balance sheet, profit and loss account, consolidated balance sheet and consolidated profit and loss account shall be signed in such manner as is required by the Statutes. There shall be attached to the balance sheet a report by the Directors as required by the Statutes.

153 Except as provided in the next following Article, a copy of the report by the Directors and of the Auditors' report, accompanied by the balance sheet (including every document required by law to be annexed or attached to it), and profit and loss account, consolidated balance sheet and consolidated profit and loss account, shall, at least 21 days before the annual general meeting, be delivered or sent by post to the registered address of every member and every holder of Debentures of the Company. If any shares or securities of the Company are listed on the London Stock Exchange, the required number of copies of each of these documents shall at the same time be forwarded to its appropriate department.

154 The Company may, in accordance with section 251 of the Act and any regulations made under it, send a summary financial statement to any member instead of or in addition to the documents referred to in the preceding Article.

Auditors

155 The Company shall at each annual general meeting appoint Auditors to hold office until the next annual general meeting.

156 No Director or other officer of the Company and no person who is a partner of or in the employment of an officer of the Company, and no corporation may be appointed as an Auditor. The duties of the Auditors shall be regulated in accordance with the Statutes.

157 Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that at the time of his appointment he was not qualified for appointment.

Notices

158 Any notice or document may be served by the Company on any member either personally or by sending it through the post in a prepaid letter addressed to him at his registered address as appearing in the register of members. A member is entitled to receive notices from the Company notwithstanding that his registered address as appearing in the register of members is outside the United Kingdom. In the case of joint holders of a share, notices shall be given to that one of the joint holders whose name stands first in the register of members and notice given to him shall be sufficient notice to all the joint holders.

159 Any notice or other document, if served by post, shall be deemed to have been served at the expiration of 24 hours after the time when the letter containing it is posted. In proving service it shall be sufficient to prove that the letter containing the notice or document was properly addressed, stamped and posted.

160 Any notice or document delivered or sent by post to or left at the registered address of any member shall, notwithstanding that the member is then dead or bankrupt and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in his name as sole or joint holder, unless at the time of the service of the notice or document his name has been removed from the register as the holder of the share. The service shall for all purposes be deemed a sufficient service of the notice or document on all persons interested in the share (whether jointly with or as claiming through or under him).

161 A notice required to be given by the Company to members and not expressly provided for by these Articles shall be sufficiently given if given by advertisement. A notice required to be or which may be given by advertisement shall be advertised once in one national daily newspaper and shall be taken as given on the day on which the advertisement appears. If by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a general meeting by notice sent through the post, it may be convened by notice advertised in at least two leading daily newspapers with appropriate circulation, of which one is a leading London daily newspaper. The notice shall be deemed to have been duly served on all members entitled to it at noon on the day when the advertisement appears. The Company shall send confirmatory copies of the notice by post if at least 48 hours prior to the meeting the posting of notices to addressees within the United Kingdom again becomes practicable.

162 Every person who by operation of law, transfer or other means becomes entitled to any share shall be bound by every notice in respect of the share which, prior to his name and address being entered in the register of members, has been duly given to the person from whom he derives his title other than a notice given under Article 82 or section 212 of the Act.

Winding up

163 On a winding up of the Company, the balance of the assets available for distribution, after deduction of any provision made under section 719 of the Act and subject to any special rights attaching to any class of shares, shall be applied in repaying to the members of the Company the amounts paid up on the shares held by them. Any surplus assets will belong to the holders of any ordinary shares then in issue according to the numbers of shares held by them or, if no ordinary shares are then in issue, to the holders of any unclassified shares then in issue according to the numbers of shares held by them.

164 If the Company is wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may, with the authority of an extraordinary resolution, divide among the members in specie or kind the whole or any part of the assets of the Company, whether or not the assets consist of property of one kind or of properties of different kinds. He may for that purpose set such value as he deems fair upon any one or more class or classes of property and may determine how the division is carried out as between the members or different classes of members. He may, with the same authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the same authority thinks fit, but no contributory shall be compelled to accept any shares in respect of which there is a liability.

165 The power of sale of a liquidator includes a power to sell wholly or partially for shares or Debentures, or other obligations of another company either then already constituted or about to be constituted, for the purpose of carrying out the sale.

Indemnity

166 Except so far as the provisions of this Article are avoided by any provisions of the Statutes, the Directors, executive Directors, Auditors, Secretary and other officers of the Company, and their respective executors or administrators, shall to the extent permitted by the Statutes be indemnified out of the assets of the Company against all actions, costs, charges, losses, damages and expenses which they may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices, unless incurred through their own wilful neglect or default. None of them shall be answerable for the acts, neglects or defaults of any other of them, or for joining in any receipt for the sake of conformity, or for any bankers or other persons with whom any moneys or assets of the Company are lodged or deposited for safe custody, or for the insufficiency or deficiency or any security upon which any moneys of the Company are placed out or invested, or for any other loss or damage which happens in the execution of their offices, unless resulting from their own wilful neglect or default. Subject to the provisions of the Act, the directors may purchase and maintain insurance at the expense of the Company for the benefit of any director or other officer or auditor of the Company against any liability which may attach to him or loss or expenditure which he may incur in relation to anything done or alleged to have been done or omitted to be done by him as a director, officer or auditor.

                                 EXHIBIT 4.1.1

                     LICENSING AND MANUFACTURING AGREEMENT


THIS Licence and Manufacturing Agreement is made the 13th day of March 2000 (the "Effective Date")

BETWEEN:

BIOGLAN PHARMA PLC, of 5, Hunting Gate, Hitchin, Hertfordshire SG4 0TJ (hereinafter referred to, together with its Associated Companies, as "BIOGLAN"); and

JAGOTEC AG having a place of business at Eptingerstrasse 51, CH-4132 Muttenz, Switzerland (hereinafter referred to, together with its Associated Companies, as "JAGO").

INTRODUCTION

A. JAGO has certain marketing authorisations for the Product (as such term is defined herein) granted by various European countries including The United Kingdom, France, Germany, Italy and Sweden; and

B.            JAGO has the right to grant licences with respect to the Product

C. BIOGLAN has experience and expertise in the manufacture, distribution and sale of certain pharmaceutical products in accordance with Good Manufacturing Practice.

D. JAGO wishes to grant BIOGLAN an exclusive licence to Manufacture, distribute and sell the Product and BIOGLAN wishes to accept such licence in accordance with the terms and conditions of this Agreement.

OPERATIVE PARTS

1.      Definitions

1.1 In this Agreement and the recitals and schedule the following words and expressions shall have the meanings set opposite them:

              "Active Ingredient" means diclofenac.

              "Agency" means the body responsible for the licensing of the Product for commercial marketing and sales of the Product in the Territory and/or the licensing of premises and equipment and facilities of BIOGLAN for the Manufacture of the Product.

              "Associated Companies" means any entity that directly or indirectly owns, is owned by or is under common ownership, where own or ownership means direct or indirect possession of at least fifty percent (50%) of the outstanding voting securities of a corporation or a comparable equity interest in any other type of entity.

              "Condition Precedent" means the condition that prior to JAGO entering into this Agreement BIOGLAN shall have evidenced in a form acceptable to JAGO that it has withdrawn from all matters relating to or connected with JAGO's acquisition from the receiver of all assets of Hyal Pharmaceutical Corporation and further that BIOGLAN warrants and represents that it will not seek to reinstate or re-activate any actions brought against JAGO or any of its subsidiaries in relation to this matter whatsoever.

              "Confidential Information" means all information and data provided by the parties to each other in written or other tangible medium and which is by its nature and type reasonably to be regarded as confidential but shall not include any portion thereof which:

              (i) is known to the receiving party as evidenced by the receiving party's written records, before receipt thereof under this Agreement;

              (ii) is disclosed to the receiving party by a third person who is under no obligation of confidentiality to the disclosing party hereunder with respect to such information and who otherwise has a right to make such disclosure;

              (iii) is or becomes generally known in the trade through no fault of the receiving party;

              (iv) is independently developed by the receiving party as evidenced by the receiving party's written records, without access to such information.

              "Field of Use" means the use of the Product for actinic keratosis.

              "Good Manufacturing Practice" means the standards of manufacturing practice for the manufacture of medicinal products prevailing, which shall at least comply with the principles and guidelines of good manufacturing practice for medicinal products for human use published from time to time by the European Commission pursuant to Council Directive 91/356 and the like principles and guidelines published by the World Health Organisation.

              "Intellectual Property" and "Intellectual Property Rights" means the trade marks, Patent Rights and any registered design or similar protection, a right of ownership of, or a right under licence or otherwise to, any patent, trade or service mark, trade name, registered design, Confidential Information, know-how, trade secret, copyright, design right, or other intellectual property right or right of a like nature as now or may hereafter be conferred by the laws in force throughout the world whether registered or unregistered including without limitation all rights in methods, techniques, discoveries, formulae, specifications, plans, drawings, computer programs, technical information, data and materials which are in existence at the Effective Date and are the property of JAGO.

              "Manufacture" means any process carried out in the course of making the Product and includes the production of the Product in accordance with the Specification from the Active Ingredient and shall include blending, assembly, packaging, analysis, testing stability studies and quality control and "Manufactured", and "Manufacturer" shall be interpreted accordingly.

              "Manufacturing Records" means all documentation associated with Manufacture of the Product, including, without limitation, all information regarding analysis, testing supply and Manufacture.

              "Net Sales" means gross sales from the sale of the Product less all commissions, discounts, refunds, replacements or credits allowed to purchasers for return of such Products or as reimbursement for damaged products, freight postage, insurance, and other shipping charges, sales and use taxes, customs duties and any other governmental tax or charge, (except income tax) imposed on or at the time of the production, importation use or sales of such Products.

              "Patent Rights" means

              (i) the patents and patent applications listed in the Schedule to this Agreement;

              (ii) all patent applications that may hereafter be filed in the Territory by or on behalf of JAGO which either are based on or claim priority from any of the foregoing patents and applications or which are in respect of any improvements to which either party is exclusively entitled; and

              (iii) all patents which may be granted pursuant to any of the foregoing patent applications

              "Process Improvements" means all improvements, modifications or adaptations to the process, or method of Manufacture used by BIOGLAN and are solely and specifically related to the Manufacture of the Product which arise in association with the processes of Manufacture of the Product.

              "Product" means the topical gel comprising up to 3% diclofenac and up to 2.5% hyaluronic acid.

              "Specifications" means requirements and specifications for the Manufacture of Product and all amendments to those requirements and specifications.

              "Technical Information" means all registration data, know-how, experience, instructions, standards, methods, analysis record, test and trial results, manufacturing and formulation processes, hazard assessments, quality control standards, formulae, specifications, storage and data, samples, drawings, designs, description of packaging materials and all other relevant information relating to the Product or its design, Manufacture, formulation, composition, purity handing, storage and use.

              "Territory" means the United Kingdom, France, Germany, Italy, Spain, Sweden, Norway, Denmark and Iceland, Finland, The Netherlands, Belgium, Luxembourg, Republic of Ireland, Austria, Portugal, Switzerland and Greece.

1.2           In this agreement and the recitals and the schedule:

              (a) reference to any statute or statutory provision includes a reference to that statute or statutory provision as amended, extended or re-enacted and to any regulation, order, instrument or subordinate legislation under the relevant statute or statutory provision;

              (b) reference to any singular includes a reference to the plural and vice versa;

              (c) references to persons include bodies corporate, unincorporated associations and partnerships and any reference to any party who is an individual is also deemed to include their respective legal personal representative(s);

2.      Licence

2.1 Subject to the Condition Precedent and the terms and conditions hereof JAGO hereby grants to BIOGLAN and BIOGLAN accepts from JAGO an exclusive right and licence to use the Intellectual Property and the Technical Information to Manufacture (or procure the Manufacture) distribute and sell the Product for the Field of Use in the Territory.

2.2 In the event that BIOGLAN obtains from the necessary regulatory authorities in the Territory approval for further indications of use for the Product, then the licensed Field of Use shall be so extended to include such indications.

2.3 JAGO also grants BIOGLAN the exclusive right to extend the Territory to include any countries which may during the term of this Agreement join the European Union. Such right is subject to
              a) BIOGLAN's obtaining all necessary Product and marketing approvals in each additional country; and b) the payment to JAGO of o for each new country approval.

2.4 BIOGLAN shall be entitled to grant sublicences on the condition that BIOGLAN shall remain responsible to JAGO for ensuring that such sublicences fully comply with Clauses 4.2, 5.4.5, 5.8, 8.1, 8.2, 9.1, 10.1, 11, 14.4 and 19.3 of this Agreement and that any such sublicences so granted shall terminate immediately on termination of this Agreement.

2.5 BIOGLAN shall be entitled to the right of first refusal to make, distribute and sell the Product in all other countries of the world, provided that JAGO shall be free to grant such further rights. In the event that JAGO is or becomes able to grant any such further rights for any additional country or countries ("Additional Territories") it shall inform BIOGLAN in writing. Once JAGO has negotiated Heads of Terms with a prospective licensee for Additional Territories, JAGO shall evidence such Heads of Terms to BIOGLAN in writing and BIOGLAN shall have the right to enter into a licensing agreement with JAGO in such Additional Territories on the same terms as were negotiated between JAGO and its prospective licensee. BIOGLAN's preferential right to obtain a licence for such Additional Territories under this Clause 2.5 is subject to BIOGLAN's acceptance of such Heads of Terms within 5 (five) working days of receipt. In the event that BIOGLAN declines such Heads of Terms JAGO shall not subsequently contract with the said prospective licensee or with another third party on terms materially less onerous than those offered to BIOGLAN under this Clause 2.5 without first informing BIOGLAN and giving BIOGLAN the opportunity to match such materially less onerous terms within 5 (five) working days.

3.      Fees and Royalties

3.1 In consideration for the licence and rights granted in Clause 2 above BIOGLAN shall, subject to Clause 4.1 below, pay to JAGO within thirty (30) days of the date of execution of this Agreement a licence fee in the amount of o

3.2 In further consideration of the grant of the rights and licence set out in Clause 2 above, BIOGLAN shall pay to JAGO royalties in the following amounts

              Years 1 - 2                                o on Net Sales

              Year 3 - March 2006                        o on Net Sales

              April 2006 - term                          o on Net Sales

3.3 In each twelve month period following the date of first marketing of the Product in the Territory until expiry or earlier termination of this Agreement the minimum value of royalties payable by BIOGLAN to JAGO will be o. In the event that BIOGLAN has not received sufficient revenues in the first twelve months of marketing of the Product in the Territory to generate the minimum royalty due under this Clause 3.3, the shortfall may be carried forward to the second twelve month period of marketing, provided always that the minimum royalty paid to JAGO for the first twenty four months of marketing the Product in the Territory shall be o.

3.4 In the event that BIOGLAN grants sub-licences in any countries of the Territory, JAGO shall receive o of any and all net sums received by BIOGLAN under such sub-licensing agreements in lieu of any royalties due under Clause 3.2 in respect of such countries. All royalties payable under this Clause 3.4 shall be paid in accordance with Clause 4.3. Other monies, such as licence fees, shall be paid to JAGO within 30 (thirty) days of receipt by BIOGLAN.

3.5 BIOGLAN shall also pay JAGO new country approval fees as set out below:

              Spain                                      o
              Benelux                                    o
              All other countries in the Territory       o

              Such payments shall be made within 30 (thirty) days of receipt of such new country approval.

3.6 If any royalty due to JAGO under this Agreement is not paid by the due date, then BIOGLAN will pay interest on such sum from the date when the amount in question became due until the actual date of payment at the rate of three percent (3%) above the current LIBOR.

3.7 All fees and payments referred to in this Clause 3 exclude any value added tax and similar taxes and BIOGLAN shall be responsible for all and any such value added or similar tax due provided that a valid invoice is issued to BIOGLAN.

3.8 JAGO shall transfer to BIOGLAN the individual marketing authorisations for the Product in the United Kingdom, France, Germany, Italy and Sweden as soon as practicable after the Effective Date, and BIOGLAN shall then immediately accept full liability and responsibility for maintaining marketing authorisations and ensuring that all of each Agency's reporting requirements are fully complied with. BIOGLAN shall at its own expense use reasonable efforts to obtain marketing authorisations for the Product in the Field of Use in all other countries of the Territory and to obtain such other approvals, including pricing approvals, as may be necessary for the marketing, sale and distribution of the Product.

4.      Obligations Of The Parties

4.1 Within 90 (ninety) days of the Effective Date JAGO shall provide to BIOGLAN a written declaration from o that the exercise by BIOGLAN of the rights licensed to it hereunder do not infringe any Intellectual Property Rights of o and an undertaking by o that neither o nor any Affiliate of o nor its successors will commence any action against BIOGLAN in respect of the use by BIOGLAN of such of JAGO's Intellectual Property as is licensed to it hereunder. In the event that such written declaration and undertaking is not provided to BIOGLAN in accordance with the terms of this Clause 4.1 JAGO shall immediately repay to BIOGLAN all sums paid by BIOGLAN to JAGO pursuant to Clause 3.1 above.

4.2 Having due regards to the size and value of the market BIOGLAN shall use all reasonable commercial efforts to market the product in the Territory as soon as possible and shall use all reasonable efforts to enhance and maintain the demand for Products in the Territory.

4.3 Within 30 (thirty) days after each January 31, April 30, July 31 and October 31 (the "Quarter Dates") following the first marketing of the Product in the Territory, BIOGLAN shall deliver a report to JAGO detailing the number of units and Net Sales values of the Product sold by BIOGLAN, its Affiliates and sublicensees in each country of the Territory recorded during the quarter ended on that Quarter Date, and showing the aggregate Net Sales in the Territory and the royalties due thereon owed to JAGO. The quarterly report shall be accompanied by payment of the royalties due to JAGO. Royalties shall be paid in Sterling and net of any deductions or withholdings which are required to be deducted under relevant legislation in the Territory. BIOGLAN shall give all reasonable assistance to JAGO to enable JAGO to recover (wholly or in part) the sums withheld and to enable JAGO to take advantage of such double taxation agreements as may be available.

4.4 BIOGLAN shall keep accurate books of account containing an accurate record of all data necessary for the proper computation of royalties under this Agreement. For the purpose of verifying amounts which may be due and the accuracy of BIOGLAN's reports hereunder, JAGO shall have the right once each calendar year to have a certified public accountant reasonably acceptable to BIOGLAN inspect such records within two (2) years after the end of the calendar year to which they pertain at reasonable times and upon thirty (30) days prior written notice by JAGO. In the event that such inspection reveals that the royalties paid for the period covered by such inspection have been understated by more than (L)10,000 or 5% of the royalties due (whichever shall be greater) then the cost of such inspection (including for the avoidance of doubt the costs of JAGO's certified public accountant) shall be borne by the other party. In all other cases the costs of such inspection shall be borne by JAGO. JAGO shall require the certified public accountant only to disclose to JAGO the amount of the royalty payable for the period under audit, and the accountant shall hold in confidence all other information obtained from the inspection.

5.      Right to Manufacture

5.1 JAGO hereby appoints BIOGLAN for the term of this Agreement to Manufacture or to procure the Manufacture of the Product in accordance with Good Manufacturing Practice and in a manner which will ensure that the Product achieves the Specifications and BIOGLAN hereby accepts that appointment.

5.2 As soon as practicable after the Effective Date and in no event later than 45 (forty five) days of the Effective Date of this Agreement JAGO shall transfer to BIOGLAN all necessary manufacturing information, Intellectual Property and Technical Information to enable BIOGLAN to manufacture the Product in accordance with current Good Manufacturing Practice.

5.3 Notwithstanding BIOGLAN's right to procure the manufacture of the Product pursuant to Clause 5.1 above, in the event of BIOGLAN's undertaking the Manufacture of the Products itself it shall do so at either or both of its facilities at Malmo, Sweden and Andover, UK in accordance with the process description, quality controls during production, process controls and environmental monitoring as more fully set out in the documentation received from JAGO and approved by the relevant Agencies in the Territory.

5.4           BIOGLAN undertakes with JAGO that:

              5.4.1 it will carry out the Manufacture in accordance with this Agreement, and in accordance with its marketing authorisation for the Product.

              5.4.2 all raw materials used by BIOGLAN in the Manufacture of the Product will comply with Specifications as set out in the marketing authorisations;

              5.4.3 it will allow, periodically (in the case of JAGO and its Associated Companies no more than once in any calendar year) upon reasonable notice (except in each case the representatives of any Agency who are entitled to immediate access) representatives of JAGO, Associated Companies and any Agency to inspect the relevant parts of its premises and equipment where the Manufacture of the Product is carried out or the Product, Active Ingredient or raw materials are stored and to inspect the process of Manufacture and to audit and observe BIOGLAN's operations in relevant parts of the premises and equipment where Manufacture of the Product is carried out, and to assess BIOGLAN's compliance with current Good Manufacturing Practice.

              5.4.4 it will Manufacture all Product in compliance with current Good Manufacturing Practice.

              5.4.5 it will immediately notify JAGO of any recall or advisory of the Product of which it becomes aware and will provide JAGO with any and all information in connection with such recall of the Products as may reasonably be requested by JAGO. In the event of any recall, voluntary or mandatory BIOGLAN shall meet the cost of any such recall. If such recall has occurred other than as a result of a failure by BIOGLAN to adhere to the provisions of this Clause 5.4 the parties shall meet to determine the effect of the recall on the royalty obligations of BIOGLAN hereunder. In the event of any recall due to a defect in the Product manufactured by BIOGLAN, JAGO shall in addition to its rights under Clause 5.4.3 be entitled upon 3 (three) working days' notice to inspect the relevant parts of BIOGLAN's premises and equipment relating to the Manufacture of the recalled Product and to examine the Manufacturing Records pertaining thereto.

5.5 If and to the extent that BIOGLAN considers it necessary, in order to comply with the terms of this Agreement, to purchase and install any tooling, parts or equipment then it shall do so at the expense and risk of BIOGLAN.

5.6 BIOGLAN shall package the Product in a tube which shall in turn be packaged within an outer packaging carton. The carton shall be printed with all relevant statutory information and shall also contain a patient information leaflet. The tube, carton and patient information leaflet shall all conform strictly to all relevant statutory requirements and to the Specifications and shall not be removed amended or altered in any way by BIOGLAN without the prior written authorisation of the relevant Agency.

5.7 BIOGLAN shall market the Product under any trade mark chosen by BIOGLAN. BIOGLAN shall meet all responsibilities of maintaining such trade mark in the Territory. It is hereby agreed that all rights in such trade mark rest absolutely in BIOGLAN. In the event that BIOGLAN decides to use the mark "Solarase", it shall grant to JAGO the right to acquire such mark on the expiration of this Agreement on terms to be agreed, but in no case shall the amount paid be greater than three times the average annual gross sales of the Product in the Territory during the final two years of this Agreement.

5.8 BIOGLAN shall be responsible for informing itself and keeping itself informed in a timely manner of the relevant statutory requirements in force from time to time relating to the tube, packaging carton and the patient information leaflet.

6.      Manufacturing

6.1 BIOGLAN shall be responsible for the Manufacture of the Product, and the way in which each batch of the Product is to be Manufactured, checked for compliance with, and adherence to, the Specifications. Further it is responsible for amongst other things, purchasing materials, testing and releasing materials, undertaking production, assembly, packaging and quality control, including in-process controls, sampling and analysis of the Product and for local release of the Product for commercial sale.

6.2 BIOGLAN shall be responsible for ensuring the safe operation of the process of Manufacture of the Product and in particular that the Technical Information supplied can be safely used in BIOGLAN's premises and on its equipment or those of its contract manufacturer.

7.      Liaison

7.1 The parties shall meet at least once every (6) six months or at such other frequency as may be agreed between the parties to share information gained by each of them in relation to this Agreement, trading conditions, competitive products and any other information relevant to the performance of the parties' respective obligations under this Agreement including any complaints, alleged defects, changes and improvements to existing procedures, and to discuss the performance of their respective obligations under this Agreement.

8.      Warranties

8.1 BIOGLAN undertakes and guarantees to JAGO that all Product sold by BIOGLAN will have been produced in accordance with Good Manufacturing Practice and fully in accordance with the Specifications. In the event that BIOGLAN discovers or is notified that the Product does not conform to the Specification BIOGLAN shall at its expense seek to remedy or rectify the defect, which may include recall of the Product. It shall be a condition of this warranty that BIOGLAN shall have stored the Product in accordance with the conditions set out in the marketing authorisations and that the shelf life of the Product shall not have expired.

8.2 BIOGLAN undertakes to ensure that it has in place product liability insurance with a reputable insurer in an amount appropriate for its business including the Manufacture, marketing and sale of the Product but in any event for not less than (L)10 MILLION (ten million pounds Sterling) each and every claim. At JAGO's request, BIOGLAN shall provide JAGO with evidence of the existence and maintenance of such insurance cover.

8.3 BIOGLAN undertakes to register and maintain the trade mark in each country of the Territory during the term of this Agreement.

8.4           JAGO represents and warrants to BIOGLAN that:

              8.4.1 as at the date hereof JAGO is the sole and exclusive owner of the Intellectual Property including, without limitation, the Patent Rights and is properly entitled thereto;

              8.4.2 JAGO has not created any liens or encumbrances over the Intellectual Property and to the best of its knowledge no other person or entity has created any liens or encumbrances over the Intellectual Property.

8.5 JAGO undertakes during the term of this Agreement to pay all renewal fees in a timely manner and do all such acts and things as may be necessary to maintain in force the patents contained in the Patent Rights, and in respect of the patent applications contained therein to pay all costs and fees and to use all reasonable endeavours to obtain grant of letters patent. JAGO shall produce to BIOGLAN upon request copies of receipts for such renewal fees or other evidence of payment. If JAGO fails to pay any such fees BIOGLAN shall be entitled to pay them and set off any such payments against any other sums payable by BIOGLAN to JAGO pursuant to the terms of this Agreement.

8.6 JAGO undertakes during the term of this Agreement not to abandon or allow to lapse any of the Patent Rights or to amend the specification of any of them without the consent of BIOGLAN, such consent not to be unreasonably withheld or delayed.

8.7 Save as aforesaid, JAGO does not give any warranties or representations that the use of intellectual property and/or manufacture, sale and distribution or use of the Product does not infringe the intellectual property rights of any third parties (save for o) and all warranties and conditions to that effect are hereby excluded.

9.      Liability

9.1 Save in respect of any claim arising or threatened against JAGO in respect of its ownership or use of the Intellectual Property or Technical Information or its entitlement to enter into this Agreement, BIOGLAN shall indemnify and hold harmless JAGO against any claim made against JAGO by a third party arising out of the Manufacture, distribution or sale of the Product by BIOGLAN or BIOGLAN's agents, employees, representatives, or others entrusted by BIOGLAN with the execution of this Agreement, whether such claim is in statute, contract or in tort or on any other basis and whether relating to product liability, product safety or otherwise (whether before or after termination or expiry of this Agreement and whether liability arises before or after termination or expiry of this Agreement). Such claims and all costs (including legal costs and other costs including those of litigation/ arbitration) and expenses of or incidental to such claims and such indemnity shall continue in full force and effect notwithstanding any termination or expiration of this Agreement and for the purposes of this clause BIOGLAN agrees to submit to the jurisdiction of any court in which proceedings may be brought against JAGO (or its officers or employees) and if any such claim is made against any person then or at any time previously an officer or employee of JAGO then JAGO shall be entitled to indemnify such person against such claim and all costs and expenses thereof provided that JAGO has obtained BIOGLAN's written authority to do so and the indemnity given by BIOGLAN to JAGO hereunder shall extend to all sums paid by JAGO under or in consequence of its indemnity to such person.

10.     Infringement

10.1 Each of BIOGLAN and JAGO agrees to promptly notify the other of any infringement of any rights contained within the Intellectual Property in the Field of Use of which they become aware.

10.2 Action by BIOGLAN. BIOGLAN may initiate proceedings alleging infringement by third parties of any rights with the Intellectual Property licensed under this Agreement in its own name and at its own expense. JAGO shall at the request and cost of BIOGLAN (as to out of pocket expenses) give BIOGLAN any assistance it may reasonably request in connection with such proceedings. BIOGLAN shall keep JAGO fully informed as to the conduct of such proceedings. Any sums recovered in the course of such proceedings from the infringer whether by way of damages, account of profits, costs or otherwise, shall be applied first to reimbursing BIOGLAN for its costs and expenses of such proceedings and subject to such reimbursement shall belong to BIOGLAN and to JAGO proportionate to their respective losses. BIOGLAN shall pay to JAGO its share promptly on receipt of such sums recovered by BIOGLAN. If so requested by BIOGLAN, JAGO shall join in any such infringement proceedings as co-plaintiff with BIOGLAN or allow BIOGLAN to take such proceedings in JAGO's name. BIOGLAN shall, while this Agreement is in force and subsequently (provided that JAGO shall take no part in such proceedings without the prior written request of BIOGLAN), indemnify JAGO against all reasonable expenses of external legal advisers incidental to such proceedings or any appeal, including any costs or damages awarded against JAGO where such expenses have not been recovered from the infringer or the action against the alleged infringer is unsuccessful.

10.3 Action by JAGO. If BIOGLAN does not, within three months after having any infringement of a Patent Right drawn to its attention by JAGO, commence an action for such infringement, or does not prosecute in a reasonably timely fashion any action commenced by it, then JAGO shall be entitled to commence proceedings for infringement in its own name (or continue any proceedings commenced by BIOGLAN, as appropriate) at its own expense. BIOGLAN shall at the request and cost of JAGO (as to out of pocket expenses only) give any necessary consent to enable JAGO to do so and shall give JAGO any assistance reasonably requested by JAGO in connection with such proceedings. Any sums recovered in the course of such proceedings from the infringer, whether by way of damages, account of profits, costs or otherwise, shall be applied first in reimbursing JAGO for its costs and expenses of such proceedings and then, in cases where JAGO takes over proceedings previously begun by BIOGLAN in reimbursing to BIOGLAN its costs and expenses of such proceedings incurred prior to the time when they were taken over by JAGO. Subject to such reimbursement, such sums recovered shall belong to JAGO and to BIOGLAN, proportionate to their respective losses and JAGO shall pay to BIOGLAN its share promptly on receipt of such sums recovered by JAGO. If so requested by JAGO, BIOGLAN shall join in any such infringement proceedings as co-plaintiff with JAGO or allow JAGO to take such proceedings in BIOGLAN's name JAGO shall, while this Agreement is in force and subsequently (provided that BIOGLAN shall take no part in such proceedings without the prior written request of JAGO), indemnify BIOGLAN against all reasonable expenses of external legal advisers incidental to such proceedings or any appeal including any costs or damages awarded against BIOGLAN where such expenses have not been recovered from the infringer or the action against the alleged infringer is unsuccessful.

Allegations of Invalidity or Breach of Third Party Rights

10.4 If any allegation or claim be made that any Patent Rights are invalid (whether such allegations or claims be made in the course of any infringement suit or separately) the following provisions shall apply:

              10.4.1 the party against whom such allegation or claim shall have been made shall forthwith notify the other party providing all necessary details; and

              10.4.2 thereafter JAGO shall at its own expense defend against such claims or allegations such that the value of BIOGLAN's rights under this Agreement is preserved.

10.5 In the event that the said claims of invalidity are upheld by a court or competent authority in the Territory, the royalty rate payable by BIOGLAN to JAGO pursuant to Clause 3.2 shall be reduced by 50% from the date that the judgement of the court or decision of the competent authority is delivered and this provision shall apply for the remaining period of this Agreement. In the event that JAGO appeals successfully against the said judgement or decision the royalty rate payable to JAGO by BIOGLAN shall forthwith be restored to level provided for in Clause 3.2.

10.6 In the event that the use of the Technical Information or Intellectual Property in the licensed Field of Use is held by a court or competent authority to infringe the intellectual property rights of any third party, then JAGO will repay the license fee paid to it pursuant to Clause 3.1 above and any sums paid to it pursuant to Clause 3.2 above which have not been offset against royalties and will indemnify BIOGLAN its customers, sub-contractors, officers, employees and agents for and against any and all claims, damages, costs (including reasonable legal fees) and losses of any nature whatsoever.

10.7 In the event that, as a result of such claims or allegations of invalidity or infringement of a third party's intellectual property rights, it is determined by both BIOGLAN and JAGO that utilisation of the JAGO Intellectual Property and/or Technical Information in the licensed Field of Use would be impractical or impossible without obtaining an additional royalty bearing licence from a third party, then JAGO shall enter into such a licence provided that BIOGLAN shall not suffer any diminution of rights hereunder nor shall BIOGLAN be required to make any payment whatsoever to the third party nor shall any additional payment or increased royalty rate be payable to JAGO by BIOGLAN as a result of JAGO's obtaining the said licence. In the event that JAGO is unable or unwilling to obtain such a licence, BIOGLAN may enter into such licence. BIOGLAN shall thereafter be permitted to offset a proportion as agreed with JAGO of any other royalties as may be payable against any fees, royalties or other amounts owed by BIOGLAN to JAGO, unless the third party is an Affiliate of BIOGLAN.

10.8 In the event that this Agreement becomes inoperable in any part of the Territory without infringing the intellectual property rights of a third party and if neither party of this Agreement is able or willing to obtain a licence from the said third party, without prejudice to BIOGLAN's rights under 10.6 above BIOGLAN may at its sole discretion continue to pursue its rights hereunder in any other country within the Territory unless it considers it uneconomic to do so, in which case BIOGLAN may terminate this Agreement immediately upon serving written notice on JAGO.

11.     Secrecy

11.1 BIOGLAN acknowledges that any Confidential Information now or hereafter disclosed to it by JAGO has or will be disclosed to it in confidence by JAGO and that, as between BIOGLAN and JAGO, JAGO is entitled to all rights in the same and BIOGLAN shall before and after termination of this Agreement keep (and use all reasonable endeavours to ensure that its officers, employees and agents keep) the same (whether supplied before or after the date of this Agreement) confidential and not use the same other than for the purposes of this Agreement. These restrictions upon disclosure and use of such information shall extend for a period of five (5) years beyond the termination of this Agreement, but shall immediately cease to apply to any specific portion of such information:

              (a) which BIOGLAN can demonstrate by credible written documentation to have been in its possession at the earlier of either its receipt from JAGO or the date of this Agreement; or

              (b) which is or later becomes generally available to the public at large other than by JAGO's neglect or default or the neglect or default of an Associated Company of BIOGLAN; or

              (c) which is lawfully received by BIOGLAN from a third party having no obligation direct or indirect of confidentiality to JAGO;

              (d) which is required to be disclosed by law, government regulation or any Agency.

11.2 The provisions of Clause 11.1 shall apply in the same manner to the disclosure of any Confidential Information of BIOGLAN to JAGO as if JAGO was substituted for BIOGLAN and BIOGLAN was substituted for JAGO.

11.3 Each party shall only allow access to the other's Confidential Information exclusively to those of its employees or contractors or agents or prospective sublicensees who have a reasonable need to see and use it for the purposes of this Agreement and shall inform each of such employees or other receiving parties of the confidential nature of the Confidential Information and of the obligations on the recipient with respect to such Confidential Information and shall ensure that each of its employees or other receiving parties having access to the Confidential Information is contractually bound by obligations of confidentiality and shall take such steps as may be reasonable to enforce such obligations.

11.4 Each party shall take all reasonable precautions in dealing with the Product and with any information, documents and papers provided to it by the other so as to prevent any unauthorised person from having access to such Product information, documents or papers or to any report on or records of any analysis, tests or trials carried out.

12.     Disclaimer

12.1 JAGO DISCLAIMS ANY AND ALL LIABILITY OR RESPONSIBILITY (WHETHER ARISING IN CONTRACT, TORT, BREACH OF STATUTORY DUTY OR IN ANY OTHER BASIS WHATSOEVER) FOR ANY DEATH, INJURY, HARM, LOSS OR DAMAGE ARISING OR ALLEGED TO ARISE OUT OF THE DESIGN, MANUFACTURE, SALE, DISPOSAL OR USE OF LICENSED PRODUCTS WHICH ARE MANUFACTURED, SOLD OR DISPOSED OF BY OR ON BEHALF OF BIOGLAN OR ITS SUBLICENSEES, EXCEPT TO THE EXTENT THAT SUCH LIABILITY ARISES FROM JAGO'S OWN NEGLIGENCE OR WILFUL MISCONDUCT. JAGO DOES NOT WARRANT THAT SUCH LICENSED

              PRODUCTS ARE OR WILL BE SAFE, OF SATISFACTORY QUALITY OR FIT FOR ANY PARTICULAR PURPOSE FOR WHICH THEY MAY BE BOUGHT OR SOLD AND ANY WARRANTIES TO THAT EFFECT (EXCEPT AS SET OUT ABOVE) WHETHER EXPRESS OR IMPLIED (WHETHER BY WAY OF LAW, STATUTE, CUSTOM, TRADE PRACTICE OR OTHERWISE HOWSOEVER) ARE HEREBY EXCLUDED. IT IS FOR BIOGLAN TO SATISFY ITSELF AS TO THE SAFETY AND EFFICACY OF THE LICENSED PRODUCTS AND AS TO THEIR SUITABILITY FOR ANY PURPOSES FOR WHICH THEY MAY BE MANUFACTURED, BOUGHT OR SOLD.

12.2 IN ANY EVENT, AND SUBJECT ALWAYS TO THE OTHER PROVISIONS OF THIS AGREEMENT, EACH PARTY'S TOTAL LIABILITY TO THE OTHER FOR ALL BREACHES OF ITS OBLIGATIONS ARISING UNDER THIS AGREEMENT SHALL NOT EXCEED (L)10 (TEN) MILLION POUNDS STERLING) IN RESPECT OF ALL EVENTS AND CIRCUMSTANCES GIVING RISE TO ANY AND ALL SUCH LIABILITIES.

12.3 IN NO EVENT WILL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY INDIRECT OR CONSEQUENTIAL LOSS ARISING BY REASON OF ANY BREACH OF THIS AGREEMENT INCLUDING (WITHOUT LIMITATION) LOSS OF PROFIT, LOSS OF TURNOVER, LOSS OF BARGAIN OR LOSS OF OPPORTUNITY.

13.     Statements and Amendments of the Agreement

13.1 This Agreement sets forth the entire understanding between the parties in respect of the subject matter of this Agreement and supersedes all prior agreements, arrangements, and/or understandings related to said subject matter. Save as aforesaid there are no promises, representations, conditions, provisions, or terms related hereto other than those set forth in this Agreement.

13.2 This Agreement may not be changed, modified or amended except in writing and signed as exhibits to this agreement and numbered consecutively by the parties.

14.     Termination of the Agreement

14.1 Unless earlier terminated, the licence granted pursuant to Clause 2 of this Agreement, shall continue in effect until the latest date on which any of the Patent Rights listed in the Schedule expires.

14.2 In the event that BIOGLAN wishes to continue to manufacture, sell, market and distribute the Product after expiration of this Agreement it shall so notify JAGO and the parties shall in good faith negotiate royalty terms which are substantially similar to the terms of this Agreement, taking into account market conditions and any competitive products, under which Technical Information relating to the Product may continue to be licensed to BIOGLAN. In the event that the parties are unable to agree on royalty rates, the parties shall submit such dispute to expert determination.

14.3 The parties' right to terminate the Agreement without notice for good cause shall not be affected by the Clause 14.6.

14.4          Notices of termination are only valid if given in writing.

14.5 In addition to termination under Clause 14.6 JAGO shall be entitled to terminate the agreement upon ninety (90) days' written notice if BIOGLAN does not maintain the necessary official authorisations, permits or certificates required to enable it to perform all its obligations under this Agreement and fails to rectify the matter within the notice period and/or it fails for reasons within the control of BIOGLAN or neglects to submit them to JAGO within ninety days of JAGO's written request for the production of specific documents.

14.6 Furthermore, the parties shall be entitled to terminate the Agreement immediately upon written notice if:

              14.6.1 either party defaults or commits a material breach of any of the provisions of this Agreement or otherwise acts in a manner that the other party cannot reasonably be expected to continue to operate this Agreement, the other party may terminate this Agreement by giving the defaulting or breaching party forty five (45) days written notice thereof. However, if the defaulting or breaching party, within the forty five (45) days period referred to, fully cures said default or breach, this Agreement shall continue in full force and effect as if such default or breach had not occurred; or

              14.6.2 an order is made or an effective resolution is passed for the liquidation or winding up (or any similar judicial process) of the other party; or

              14.6.3 the other party seeks or enters into any composition or arrangement with its creditors or fails to pay its employees on time or suffers or permits any constraint or distress proceedings or an encumbrancer takes possession or a receiver, manager, administrative receiver or administrator is appointed of all or any part of its assets or undertaking or if it takes or suffers any similar action in consequence of debt, or

              14.6.4 the other party ceases or threatens to cease or carry on its business or substantially the whole of the business or disposes of its undertaking or stops or threatens to stop payment of its debts.

15.     Notices

15.1 All communications hereunder shall be in writing and shall be deemed to have been duly given upon receipt by the addressee at the address set forth below or such other address as either party may specify by notice sent in accordance with this section:

                       Bioglan Pharma PLC
                       1, The Cam Centre
                       Wilbury Way,
                       Hitchin, Hertfordshire SG4 0TW
                       ENGLAND

                       Attention: Mrs Susan J Keast,
                                  Corporate Affairs Director and Company
                                  Secretary

              And:

                       SkyePharma PLC
                       105 Piccadilly
                       London W1V 9FN ENGLAND

                       Attention: Miss Suzanne V. McLean
                                  International Counsel and Company Secretary

16.     Severability

16.1 In case individual provisions of this agreement are or shall become null, void, illegal or unenforceable this shall not affect or impair the validity, legality or enforceability of any other provision. The void, illegal or unenforceable provision shall be replaced by a valid provision corresponding to the aim and object of this agreement which the parties undertake to negotiate promptly and in good faith.

17.     Applicable Law and Jurisdiction

17.1 This Agreement shall be governed and construed in accordance with the laws of England and Wales.

18.     Assignment

              The rights and obligations of each of the parties to this agreement are personal to such party and may not be assigned or subcontracted by either party without the prior written consent of the other party.

19.     Miscellaneous

19.1 No omission, forbearance or delay on the part of either of the parties to enforce fully any provision of this Agreement or any right, power, privilege or remedy hereunder shall be deemed to be a waiver of any such rights or operate so as to bar the exercise or enforcement of the same at any subsequent time or times.

19.2 No press or other public statement or circular shall be made or issued in connection with the subject matter of this agreement unless previously approved in writing by the parties hereto.

19.3 In the event that BIOGLAN makes any improvement or modification in the use, composition, Manufacture or otherwise of the product during the subsistence of this Agreement BIOGLAN shall immediately make any such improvement or modification available to JAGO under a perpetual royalty-free non-exclusive worldwide licence to enable JAGO to use the same in connection with the Product in the Field of Use. JAGO shall use reasonable efforts to ensure that all its other licensees for the Product shall be subject to conditions comparable to those in this Clause 19.3 and that any improvements and modifications made by such other licensees shall be made available to BIOGLAN under a perpetual royalty-free licence to use in connection with the Product in the Field of Use in the Territory.

19.4 Nothing in this Agreement, or in the arrangements hereby contemplated shall constitute or be taken to mean that BIOGLAN acts as the agent of the JAGO for any purpose whatsoever. Without prejudice to the terms of this Agreement BIOGLAN shall not describe itself or hold itself out as being a subsidiary or agent of JAGO or otherwise associated with JAGO except as a licensee and subcontractor of JAGO for the Manufacture, sale and distribution of the Product for the Field of Use in the Territory as defined. BIOGLAN shall not make any warranty or representation or do any act in the name of or on behalf of JAGO and shall not in any way pledge the credit of JAGO.

19.5 "Force Majeure" means any circumstances beyond the reasonable control of either party (including without limitation, any strike, lock-out or other form of industrial action). Without prejudice to the generality of the foregoing force majeure shall include:

              (a) act of God, weather conditions, explosion, flood, tempest, fire or accident;

              (b) war or threat of war sabotaging civil disturbance or requisition;

              (c) acts, restrictions, regulations, bye-laws, prohibitions or measures of any kind on the part of any governmental, parliamentary, state, regional or local authority;

              (d)      import and export regulations or embargoes;

              (e) strikes, lockouts or other industrial actions or trade disputes, whether involving employees of a party or a third party;

              (f) difficulty in obtaining raw material, labour, fuel, parts or equipment; or

              (g) unavailability or shortage of materials from the usual sources of supply.

              19.5.1 If either party is affected by Force Majeure it shall forthwith notify the other party of the nature and extent thereof.

              19.5.2 Neither party shall be deemed to be in breach of this Agreement, or otherwise be liable to the other, by reason of any delay in performance, or non-performance, of any of its obligations hereunder to the extent that such delay or non-performance is due to any Force Majeure of which it has notified the other party, and the time for performance of that obligation will be extended accordingly.

              19.5.3 If the Force Majeure in question prevails for a continuous period in excess of 6 (six) months, the parties shall enter into bona fide discussions with a view to alleviating its effects or to agreeing upon such alternative arrangements as may be fair and reasonable.

This agreement has been entered into on the date first written above.

BIOGLAN PHARMA PLC                                                  JAGOTEC AG
[graphic]                                                           [graphic]
-------------------------------------------------------             ---------------------------------------------------------
BY: Terry I. Sadler                                                 BY: Walter Zeller
TITLE: CHAIRMAN & CEO                                               TITLE: DIRECTOR
DATE: 13 March 2000                                                 DATE: 13 March 2000
[graphic]                                                           [graphic]
-------------------------------------------------------             ---------------------------------------------------------
BY: Sue J. Keast                                                    BY: Suzanne V. McLean
TITLE: COMPANY SECRETARY                                            TITLE: DIRECTOR
       AND CORPORATE AFFAIRS
       DIRECTOR
DATE: 13 March 2000                                                 DATE: March 13 2000

                                    SCHEDULE

                               The Patent Rights


Related to WO 91/04058 (herein known as "Solarase I"):

              European patent no. EP-B-0445255
              Divisional European patent application no. 95100186.6 / EP-A-
              0656213

Related to WO 93/16732 (herein known as "Solarase II"):

              European patent application no. 93903754.5 / EP-A-0626863 Norwegian patent application no. 943044

Related to WO 93/16733 (herein known as Solarase "III"):

              European patent application no. 93903755.2 / EP-A-0626864

                                 EXHIBIT 4.1.2

                               ADDENDUM AGREEMENT


EXECUTION VERSION

                               Addendum Agreement

This Addendum Agreement is made this 28 day of December 2000, between Bioglan Pharma PLC of 5, Hunting Gate, Hitchin, Hertfordshire SG4 0TJ ("Bioglan") and Jagotec AG of Eptingerstrasse 51, CH-4132 Muttenz, Switzerland ("Jago").

Bioglan and Jago entered into a Licence and Manufacturing Agreement dated March 13th 2000 ("the Licence Agreement") for the Product Solaraze, for certain European countries including the United Kingdom, France, Germany, Italy and Sweden.

Under such Licence Agreement, Jago granted Bioglan a right of first refusal to make distribute and sell the Product in all other countries of the world.

Jago and its affiliate SkyePharma Inc have the right to grant licences and marketing authorisations for the United States of America, Canada and Mexico. Bioglan now wishes to exercise its right of first refusal with respect to these countries.

This Addendum Agreement is intended to be read in conjunction with the Licence Agreement and, save where expressly stated in this Addendum Agreement, the terms of the Licence Agreement shall apply to the Additional Territory and shall remain in full force and effect in relation to the Territory.

OPERATIVE PARTS

A1.     Definitions

In this Agreement all words and expressions shall have the meanings as set out in the Licence Agreement unless otherwise set out below:

              "Additional Territory" shall mean The United States of America, Canada and Mexico.

              "Competent Authority" shall mean collectively the entities in all countries of the Additional Territory responsible for the regulation of the Product.

              "FDA" means the United States Food and Drug Administration or any successor agency thereto.

              "Marketing Authorisations" shall mean all necessary and appropriate regulatory approvals, excluding pricing and reimbursement approvals, to put the Product on the market in any country of the Additional Territory.

              "NDA" means a New Drug Application and all amendments and supplements thereto, filed with the United States FDA.

              "NDS" means a New Drug Submission and all amendments and supplements thereto, filed with the Canadian TPP.

              "Patent Rights" means all rights as set out in the Agreement and shall include all patent rights to the Product in the Additional Territory.

              "TPP" means the Canadian Therapeutic Products Program.

A2.     Marketing Authorisations

SkyePharma Inc (SkyePharma) hereby transfers NDA No. 21-005 and NDS No. 06773 and all Marketing Authorisations related to the Product to Bioglan.

A3.     Fees and Royalties

              A.3.1 In partial consideration for the license granted under this Agreement and in consideration for the transfer of the NDA and NDS and all other Marketing Authorisations related to the Product, Bioglan has paid or shall pay to Jago the following amounts

                       (a) Fourteen Million Dollars ($14,000,000) paid on 28th December, 2000

                       (b) o payable within 5 (five) business days of First Commercial Sale of Product by Bioglan in any country in the Additional Territory

                       (c)     o within 5 (five) business days of December 31,
                               2001

                       (d) Milestone payments in respect of the calendar year in which commercial sales of the Product in the Additional Territory shall first reach:

                               o
                               o
                               o
                               o
                               o


                       The parties agree that in no event shall the total milestones payable under this clause A3.1(d) exceed o

                       The milestone payments set out in d) above are based on revenue forecasts for commercial sales of the Product of:

                       o                         Year 1
                       o                         Year 2
                       o                         Year 3
                       o                         Year 4
                       o                         Year 5


                       Where Year 1 is the first consecutive twelve month period immediately following the first commercial sales of the Product in any country of the Additional Territory and Years 2, 3, 4 and 5 follow consecutively thereafter.

              A.3.2 In further consideration for the grant of this exclusive licence in the Additional Territories Bioglan shall pay Jago royalties based on the commercial sales of the Product in the Additional Territories as follows:

                       (i) In any twelve month period of commercial sales of the Product, where sales of the Product meet or exceed 50% of the forecast for that year a royalty of o of Net Sales shall apply.

                       (ii) In any twelve month period of commercial sales of the Product, where sales of the Product are between 25% and 50% of the forecast for that year, a royalty of o of Net Sales shall apply.

                       (iii) In any twelve month period of commercial sales of the Product, where sales of the Product are less than 25% of the forecast for that year, a royalty of o of Net Sales shall apply.

                       In the event that commercial sales of the Product reach a threshold resulting in a higher royalty payment for the first time during any such twelve month period that higher rate will apply to all commercial sales of the Product in that 12 month period. A calculation will thereafter be made at the end of each twelve month period to determine the royalty rate for that preceding twelve month period.

                       In all cases Year 1 is the first consecutive twelve month period immediately following the first commercial sale of the product in any county of the Additional Territory and Years 2,3,4 and 5 follow consecutively thereafter.

A4.     Regulatory Matters

              A4.1 Unless otherwise required by applicable laws, Bioglan shall be the owner and holder of all Marketing Authorisations during the term of the License granted herein. Bioglan agrees at its sole cost and expense to maintain the Marketing Authorizations including obtaining any variations or renewals thereof necessary to manufacture, market and sell the Product in each country in the Additional Territory.

              A4.2 Each party or its relevant Associated Companies shall provide reasonable assistance to the other at the other's request in connection with the transfer of the Marketing Authorizations. Bioglan and Jago or their relevant Associated Companies shall comply with all Applicable laws within the Additional Territory including the provision of information by Bioglan and Jago or their relevant Associated Companies to each other necessary for Jago and Bioglan or their relevant Associated Companies to comply with any applicable reporting requirements. Bioglan shall promptly notify Jago of any comments, responses or notices received from, or inspections by, the FDA or other applicable Competent Authorities in the Additional Territory which relate to or may impact the Product or the manufacture of the Product and shall promptly inform Jago of any responses to such comments responses notices or inspections and the resolution of any issue raised by the FDA or other Competent Authority in the Additional Territory.

              A4.3 Each Party shall advise the other Party by telephone or facsimile within such time as is required to comply with applicable laws after it becomes aware of any potentially serious or unexpected adverse event (including adverse drug experiences as defined in 21 C.F.R. S.314.80 or other applicable regulations) (an "ADE") involving the Product. Such advising Party shall provide the other party with a written report delivered by confirmed facsimile of any adverse reaction stating the full facts known to such Party including but not limited to customer name, address, telephone number, batch lot and serial numbers and other information as required by Applicable Laws. Bioglan shall have full responsibility for (i) monitoring such adverse reactions
                       (ii) data collection activities that occur between Bioglan and the patient or medical professional as appropriate including any follow-up inquiries which Bioglan deems necessary or appropriate and (iii) making any reports to the competent Authorities in the Additional Territory.

              A4.4 In the event that Jago requires access to the NDA and/or NDS for commercial reasons outside the Additional Territory and/or the Territory, Bioglan shall permit such access as the parties may agree at Jago's expense and grant a right of reference for use outside the Additional Territory by Jago, its Associated Companies and their respective sub-licensees.

              A4.5 In the event that Jago desires access to the NDA and/or NDS for commercial reasons for use only by Jago, its Associated Companies or their respective sub-licensees Bioglan shall permit such access as the parties may agree at Jago's expense and grant a right of reference for use inside the Additional Territory in respect of any product (for use outside the Field) other than the Product.

A5.     Manufacturing

              A5.1 Bioglan shall use its commercially reasonable efforts to enter in to a manufacturing and supply agreement with Patheon Y.M. Inc. (formally Global Pharm Inc) on terms reasonably acceptable to it as soon after execution of this Agreement as is possible.

A6.     Amendments

              The following changes to the Licence Agreement shall apply in respect of both the Territory and the Additional Territory

              A6.1 The definition of "Good Manufacturing Practice" in relation to the Additional Territory shall be amended to read, "Good Manufacturing Practice" or "GMP" shall mean all applicable laws of any governmental or regulatory authority having jurisdiction over the manufacturer of the Products, which laws and regulations relate to current good manufacturing practices."

              A6.2 The condition precedent set out in the Agreement shall be deleted.

              A6.3 Clause 5.7 of the Agreement shall be amended to read as follows:-

              "Bioglan shall market the Product under any trademarks chosen by Bioglan. Bioglan shall meet all responsibilities of monitoring such trademarks in the Territory. It is hereby agreed that all rights in such trade will vest absolutely in Bioglan".

EXECUTION VERSION

A6.4 The parties agree that the provisions of Clauses 6.1 and 8.7 shall be expanded to include the company, o in addition to o.

A6.5 Clause 10.6 shall apply in respect of the Additional Territory as if reference to Clause 3.1 were to Clause A3.1 of this Addendum Agreement.

This Addendum Agreement has been entered into on the date first written above


BIOGLAN PHARMA PLC




 ...................................


BY    .............................


TITLE  ............................





JAGOTEC AG





/s/SUZANNE V. MCLEAN

BY   Suzanne V. McLean


TITLE General Counsel & Company Secretary





/s/FRANCESCO PATALANO

BY   Francesco Patalano

TITLE Director

                                 EXHIBIT 4.2.1

                         CONTRACT OF EMPLOYMENT BETWEEN

                        THE COMPANY AND DONALD NICHOLSON




28 February 1996


Mr Donald Nicholson
16 Northampton Park
LONDON N1 2JP



Dear Donald

I am writing to confirm the terms on which SkyePharma PLC ("the Company") has agreed to employ you, commencing on 14 February 1996.

1.      Position

              You are appointed Chief Financial officer of the Company and in that capacity you will have such duties and authority as are customary for, and commensurate with, that position and such other duties as may be delegated to you by myself or the Board from time to time. During your employment, it is expected that you will devote your full energies, interest, abilities and productive time into the performance of your duties and will not, without the prior written consent of the Company, engage in any other business activity. I confirm it is the intention that you be appointed as a Director of the Company, on the same terms, as soon as may be sensible.

2.      Compensation

(a)           Salary

              Whilst you are employed by the Company you will receive a salary at the rate of (L)100,000 per annum which will be payable in accordance with the current pay frequency of the Company. Annual salary reviews will be conducted in accordance with Company policy.

(b)           Bonus Incentive

              In addition to your salary, you will be eligible to participate in the bonus incentive plan which the Company intends to develop. Subject to the rules of any such plan, it is anticipated that you would be eligible to receive a bonus of 25% on objectives established. Examples of objectives identified would be: sales, profits, individual objectives and/or department objectives.

3.      Pension

              The Company will contribute a sum equivalent to 12 1/2% of your salary to an "approved" pension arrangement, for the provision of retirement benefits.

4.      Medical Insurance

              You will be entitled to participate in and receive benefits under the Company's medical expenses insurance plan.

5.      Stock Option Plan

              You will be eligible to participate in the Executive Share Option Plan of the Company. As soon as may be practicable, in accordance with the Rules of the Plan, you will be granted options in an amount of four times your salary ((L)100,000).

6.      Holidays

              You will receive 25 days' holiday per annum in addition to public holidays.

7.      Notice of Termination

              The period of notice to be given in writing by the Company to terminate your employment is one year subject to the Company's right to terminate your employment immediately in the usual circumstances including misconduct. The notice you are required to give to the Company to terminate your employment is six months.

8.      Confidential Information

              In your position a Chief Financial Officer, you understand that you will have access to and may help develop certain information and knowledge relating to the confidential affairs of the Company in various phases of its business, including but not limited to, trade secrets, processes, formulae, data and know-how, improvements, inventions, techniques, marketing plans, strategies, forecasts, pricing information, and customer lists and customer information (hereinafter collectively referred to as "Confidential Information"). By confirming this letter you acknowledge that the Confidential Information belongs to the Company and you agree not to, before, during or after the term of your employment with the Company, directly or indirectly to disclose the Confidential Information to any person, corporation, association or other entity, for any reason whatsoever, or to use such information except as required in the course of your employment with the Company.

Please sign and date the enclosed copy of this letter and return it to me, as a confirmation of the terms we have agreed.

Yours sincerely,


[graphic]



IAN GOWRIE SMITH
Chairman

Yes, subject to confirmation by the Remuneration Committee.



[graphic]

                                 EXHIBIT 4.2.2

                         CONTRACT OF EMPLOYMENT BETWEEN

                         THE COMPANY AND SUZANNE MCLEAN


                                                                    24 May 1999

This Contract of Employment is made between Suzanne McLean (the Employee) and SkyePharma PLC, 105 Piccadilly, London W1V 9FN.

1.            The Employee's employment with SkyePharma will begin on 6
              September 1999.

2.            The Employee is employed as Company Secretary and International
              Counsel.

3.      Remuneration

              (i) SkyePharma will pay the Employee an amount of (L)100,000 per annum, payable in equal monthly instalments in arrears. The salary will be paid directly into the Employee's bank account by Bank Giro Credit unless specifically agreed otherwise.

              (ii) The Employee's salary will be reviewed for the first time on 1st March 2000 (when it is intended the salary be increased to (L)107,000 per annum) and on 1 January in each year thereafter.

              (iii) The Employee will be paid a car allowance of (L)9,000 per annum.

              (iv) The Employee will be eligible to participate in the discretionary annual bonus arrangements operated by SkyePharma; the reward will be in an amount up to 25% of the Employee's annual salary.

              (v) SkyePharma will make a contribution equivalent to 12.5% of the Employee's annual salary into an approved pension or retirement benefits scheme of the Employee's choice.

              (iv) A recommendation will be made to the SkyePharma Remuneration Committee of the Board that the Employee be granted options over an amount equivalent to at least the Employee's annual salary under the Executive Share Option Scheme. Such recommendation being made with the intention that the award be granted no later than the publication of the SkyePharma's annual results in the Spring of 2000.

4.      Normal Hours of Work

              The normal hours of work are from 9.00am to 5.30pm Monday to Friday inclusive in each week including one hour each day for lunch. These hours may be varied from time to time as dictated by the reasonable needs of SkyePharma's business.

5.      Place of Work

              At and from 105 Piccadilly, London W1 and/or such other office of SkyePharma in London, as may be required by SkyePharma.

6.      Holidays and Holiday Pay

              (i) In addition to statutory and other public holidays the Employee will be entitled to 25 days paid holiday in each calendar year.

              (ii) All holiday should be taken before the end of each calendar year and at times agreed in advance with the The Chairman and/or Chief Executive Officer.

              (iii) The Employee may carry over five (5) days holiday from the previous year. However, unless otherwise agreed, such carried over holiday must be used by March 31st the following year.

              (iv) If the Employee's employment is determined during a holiday year, the holiday entitlement will be deemed to have accrued pro rata for each complete month of employment in that year.

                       If the Employee has taken vacation before it was deemed to have accrued and the Employee terminates the employment, SkyePharma may require that the Employee give credit for such paid holiday and SkyePharma shall be entitled to deduct the amount of such credit from any sum due by it to the Employee.

7.      Termination of Employment

              i) The Employee must give SkyePharma a minimum of six (6) months written notice.

              ii)      The Employee will be entitled to a minimum of twelve
                       (12) months written notice from SkyePharma, save in circumstances where an employer is entitled to terminate without notice as a matter of law.

                       These notice periods may be varied by agreement between SkyePharma and the Employee. The Employee may accept payment in lieu of notice.

8.      Sickness & Injury

              If the Employee is unable to attend work through sickness or injury SkyePharma must be notified as soon as possible, on the first day of such absence. SkyePharma should also be told when the Employee hopes to return to work.

9.      Medical Examinations

              The Employee may be required during the period of his employment to attend a Doctor nominated by SkyePharma for the purpose of medical examination to determine her fitness for continued employment

10.     Restrictions

              (i) During the period of employment the Employee shall not, without the prior written consent of SkyePharma undertake any work or other activity, which may, in the opinion of SkyePharma, affect the Employee's ability to discharge the duties and responsibilities referred to in paragraph 2 of this Agreement.

              (ii) The Employee shall treat as confidential all and any information concerning SkyePharma, its subsidiaries and/ or affiliates which comes to her attentioin during her employment. The Employee shall not divulge any such information whatsoever.

11.     Expenses

              SkyePharma will reimburse the Employees for all reasonable expenses incurred during the performance of the Employee's duties provided that receipts or other documents are produced to support such expense claims.

12.     Welfare Benefit Scheme

              SkyePharma provides certain non-contributory welfare benefits for all employees, being Life Assurance, Permanent Health Insurance and Critical Illness Cover. The Employee will be covered by these benefits as soon as practicable following the commencement of his/her employment. SkyePharma does not provide any retirement benefits scheme. SkyePharma will also provide private medical insurance through an arrangement which may be agreed.

Any changes in these terms of employment will be notified in writing as they occur.


Dated: 24 May 1999


Employee's Signature:          [graphic]



SkyePharma PLC:                [graphic]

                                 EXHIBIT 4.2.3

                        PRO FORMA LETTER OF APPOINTMENT

           IN RESPECT OF THE APPOINTMENT OF NON-EXECUTIVE DIRECTORS.



PRIVATE & CONFIDENTIAL

Dear

     This letter sets out the terms of your appointment as a Non-Executive Director of SkyePharma PLC ("the Company").

1       Term

              Your appointment as a Non-Executive Director is made in accordance with the Articles of the Company, under which your appointment continues for three year periods subject to re-election by the shareholders at the relevant Annual General Meeting ("AGM"). In this respect you will submit yourself for re-election at the AGM to be held in o.

              In the event that you remain a Non-Executive Director of the Company upon reaching 70 years of age, under the Company's Articles you will submit yourself for annual re-election at the Company's AGM.

2       Remuneration

              With effect from o, you will be paid the sum of (L)25,000 (twenty five thousand pounds) per annum in consideration of the services you provide to the Company. The method of payment will be agreed with the Company Secretary. In addition to this payment, Non-Executive Directors who are members of the Board Committees are entitled to further payments of (L)1,500 (one thousand five hundred pounds) per Committee. The Company shall reimburse all necessary and reasonable costs and expenses incurred in the performance of your duties.

3       Duties

              In your capacity as a Non-Executive Director you will attend regular Board Meetings of the Company as well as its AGM. You may also be required to attend any Special or Extraordinary General Meetings convened by the Board, and as set out above, you may also be requested to sit on one or more of the Board Committees.

4       Share Dealing and Codes of Best Practice

              Would you please acknowledge that you have been provided with, and will abide by the Memorandum entitled: "Directors' Dealings and The Model Code", prepared and provided by Messrs Stringer Saul, solicitors to the Company. You also acknowledge that the Board is resolved to follow best practices as described in the "Combined Code" and that you have been provided with copies of the following:-

              a) The ICAEW guidance report, supported and endorsed by the London Stock Exchange, "Internal Control: Guidance for Directors on the Combined Code".

              b) Chapter 16 UK Listing Rules detailing the obligations relating to directors including The Model Code detailing the UK Listing Authority requirements in respect of securities transactions.

5       Confidentiality and Related Matters

              You undertake to maintain in confidence all commercial and financial information that you may become aware of in relation to the company and the group which it controls, by virtue of your office as a Director, and you further undertake not to become involved in any activity competitive with the Company and the group which it controls, without the prior written consent of the Company.

6       Vacation of Office

              Your position as a Director shall be vacated if any of the following events occur, namely:

              a) You resign your office by notice in writing to the Company;

              b) You become bankrupt or have a receiving order made against you or if you settle debts with your creditors for less than is owed;

              c) You become of unsound mind or a patient for any purpose of any statute relating to mental health and the Directors resolve that your office should be vacated;

              d) You are absent from Board Meetings for more than 6 months and the Directors resolve that your office should be vacated;

              e) You are removed or become prohibited from being a Director under any provisions of relevant statutes; and

              f) You are requested in writing by all the other Directors to resign your office.

     Please indicate your acceptance of these terms by signing and returning the enclosed copy of this letter.

Yours sincerely

Suzanne V. McLean
General Counsel & Company Secretary

                                  EXHIBIT 8.1

                        LIST OF SUBSIDIARY UNDERTAKINGS


                                                        Country of
Company                                              incorporation       % Held
 -------------------                                 -------------        ------
Krypton Limited                                          Gibraltar          100%
SkyePharma Holding Inc*                                       U.S.          100%
Brightstone Pharma Inc                                        U.S.          100%
SkyePharma Inc                                                U.S.          100%
SkyePharma Holding AG*                                 Switzerland          100%
Jago Holding AG                                        Switzerland          100%
SkyePharma AG                                          Switzerland          100%
Jago Research AG                                       Switzerland          100%
Jagotec AG                                             Switzerland          100%
SkyePharma Production SAS*                                  France          100%


*   Denotes investment directly held by the Company

                                  EXHIBIT 10.1

                        SKYEPHARMA PLC AND SUBSIDIARIES

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-10006) of SkyePharma PLC of our report dated April 2, 2001 (except for the information in Notes 20, 21 and 29 for which the date is June 11, 2001), relating to the financial statements of SkyePharma PLC, which appear on page F-2 of the Company's Form 20-F dated June 11, 2001.

PricewaterhouseCoopers

Chartered Accountants and Registered Auditors

London, United Kingdom

June 11, 2001