Form 20-F
period 2001-12-31
SKYEPHARMA PLC
filed 2002-06-24
CIK 1018117

As filed with the Securities and Exchange Commission on June 24, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2001 OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this annual report:

ordinary shares, nominal value 10p each 569,213,863

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

                    Item 17                        Item 18    X

Part I

Part II

Item 13: Defaults, Dividend Arrearages and Delinquencies	117
Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds	117

Part III

Item 17: Financial Statements	118
Item 18: Financial Statements	118
Item 19: Exhibits	118

PRESENTATION OF INFORMATION

     In this Annual Report on Form 20-F (“Form 20-F”), the term “ordinary shares” refers to SkyePharma’s ordinary shares, nominal value 10 pence each, and the term “ADSs” refers to American Depositary Shares each representing the right to receive 10 ordinary shares and evidenced by American Depositary Receipts (“ADRs”).

     SkyePharma PLC (the “Company”) publishes its consolidated financial statements expressed in pounds sterling. In this Form 20-F, references to “pounds sterling”, “£”, “pence” or “p” are to the lawful currency of the United Kingdom; references to “U.S. dollars” or “$” are to the lawful currency of the United States; references to “Euros” or “€” are to the lawful currency of the members of the European Union that have adopted the single European currency; references to “$ Canadian” are to the lawful currency of Canada and references to “Swiss francs”, “Chf” or “Sfr” are to the lawful currency of Switzerland. Solely for the convenience of the reader, this Form 20-F contains translations of certain pound sterling amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of pounds sterling into U.S. dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling, as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”). No representation is made that pounds sterling have been, could have been or could be converted into U.S. dollars at the rates indicated or at any other rate.

     SkyePharma prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United Kingdom (“U.K. GAAP”), which differ in certain significant respects from generally accepted accounting principles in the United States (“U.S. GAAP”). The principal differences between U.K. GAAP and U.S. GAAP as they relate to SkyePharma are summarized in Note 31 of SkyePharma’s Consolidated Financial Statements included in Item 18 of this Form 20-F.

CERTAIN DEFINITIONS

     In this document:

     “DepoCyt®” refers to the product combining SkyePharma’s DepoFoam™ with cytarabine, a drug used to treat certain cancers. DepoCyt is approved for marketing in the U.S. and Canada under the trademark DepoCyt® and in Europe as DepoCyte™.

     “Solaraze™” refers to the topical gel formulation of hyaluronan and the non-steroidal, anti-inflammatory drug diclofenac and is being developed primarily as a product for the treatment of actinic keratosis, a lesion of the skin which may precede skin cancer, although in some countries the trademark used may vary.

STATISTICAL DATA

     Except where otherwise indicated, figures included in this Form 20-F relating to pharmaceutical market sales are based on syndicated industry sources, including I.M.S. Health, Inc. (“IMS”) or from the Company’s collaborative partners. IMS is a market research firm internationally recognized by the pharmaceutical industry.

FORWARD-LOOKING STATEMENTS

     This Form 20-F contains certain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 with respect to the financial condition, results of operations and business of the Company and certain of the plans and objectives of the board of directors of the Company with respect thereto. Such statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes” or similar expressions. Such statements in this Form 20-F include, but are not limited to, statements under the following headings: (1) “Item 4: Information on the Company”; (2) “Item 5: Operating and Financial Review and Prospects”; (3) “Item 8: Financial Information”; and (4) “Item 11: Quantitative and Qualitative Disclosures About Market Risk”. Specific risks faced by the Company are described under “Risk Factors” on pages 8 to 19. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this Form 20-F could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements.

EXCHANGE RATE INFORMATION

     The table below sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rates for pounds sterling expressed in U.S. dollars per pound. The period average data set forth below is the average of the Noon Buying Rates on the last day of each full month during the period.

     Fluctuations in the exchange rate between the pound sterling and the U.S. dollar will affect, among other things, the U.S. dollar equivalent of the pound sterling price of the ordinary shares on the London Stock Exchange (“LSE”), which is likely to affect the market prices of the ADSs in the United States.

	High	Low	Period Average	Period End

1997	1.7035	1.5775	1.6397	1.6427
1998	1.7222	1.6114	1.6602	1.6628
1999	1.6765	1.5515	1.6146	1.6150
2000	1.6538	1.3997	1.5156	1.4955
2001	1.5045	1.3730	1.4382	1.4543
2002 (through June 19, 2002)	1.4676	1.4074	1.4379	1.4873

	High	Low

December 2001	1.4588	1.4164
January 2002	1.4482	1.4074
February 2002	1.4322	1.4117
March 2002	1.4287	1.4146
April 2002	1.4592	1.4310
May 2002	1.4676	1.4474
June 2002 (through June 19, 2002)	1.4873	1.4574

     For a discussion of the impact of exchange rate fluctuations on the Company’s operating results, see “Item 5: Operating and Financial Review and Prospects – Operating Results”.

PART I

Item 1: Identity of Directors, Senior Management and Advisers

     Not applicable

Item 2: Offer Statistics and Expected Timetable

     Not applicable

Item 3: Key Information

Selected Financial Data

     The selected financial data set forth below for the Company as of December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999 have been derived from, and should be read in conjunction with the Consolidated Financial Statements of the Company included in Item 18 of this Form 20-F. The selected financial data set forth below for the Company as of December 31, 1999, 1998 and 1997 and for the years ended December 31, 1998 and 1997 have been derived from audited Consolidated Financial Statements of the Company. The Consolidated Financial Statements of the Company for the years ended December 31, 2001, 2000, 1999 and 1998 have been audited by PricewaterhouseCoopers, independent chartered accountants. The Consolidated Financial Statements of the Company for the year ended December 31, 1997 were audited by Price Waterhouse, independent chartered accountants.

     The selected financial data has been prepared using U.K. GAAP, which differs in certain significant respects from U.S. GAAP. A reconciliation to U.S. GAAP of the Company’s net loss and shareholders’ funds at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 is set out in Note 31 of the Notes to SkyePharma’s Consolidated Financial Statements included in Item 18 of this Form 20-F. Total assets for U.S. GAAP comprise total assets under U.K. GAAP adjusted for the U.S. GAAP adjustments set out in Note 31 of the Notes to SkyePharma’s Consolidated Financial Statements included in Item 18 of this Form 20-F.

     The Company has not paid dividends in the past ten years on its ordinary shares and does not intend to pay dividends in the foreseeable future. The Company currently intends to retain all of its earnings to finance its operations and future growth. Moreover, under current U.K. law, the Company’s accumulated realized profits must exceed its accumulated realized losses (on a non-consolidated basis) before dividends can be paid.

     For exchange rate information, see “Exchange Rate Information” on page 4 of this Form 20-F. Solely for the convenience of the reader, the pound sterling amounts as of and for the year ended December 31, 2001 have been translated into U.S. dollars at the noon buying rate on December 31, 2001 of $1.4543 per £1.00.

     For a discussion of the impact of exchange rate fluctuations on the Company’s operating results, see “Item 5: Operating and Financial Review and Prospects – Operating Results”.

SkyePharma PLC

	Year ended December 31,
Consolidated Income Statement Data	1997		1998		1999		2000		2001		2001

	(in thousands, except per share data)
U.K. GAAP
Turnover(1) (6)	£ 13,839		£ 10,925		£ 17,739		£ 24,292		£ 46,126		$ 67,081
Cost of sales(2)	(10,193)		(10,630)		(14,854)		(15,598)		(18,820)		(27,370)

Gross profit	3,646		295		2,885		8,694		27,306		39,711
Selling, marketing & distribution expenses(3)	(3,063)		(4,230)		(3,161)		(3,844)		(4,804)		(6,986)
Administration expenses(4)	(6,422)		(6,781)		(12,584)		(12,630)		(16,025)		(23,305)
Research and development expenses(5)	(6,109)		(5,712)		(6,728)		(13,104)		(17,918)		(26,058)
Other operating income	—		—		—		2,900		6,342		9,223

Group operating loss	(11,948)		(16,428)		(19,588)		(17,984)		(5,099)		(7,415)
Share of operating (loss)/profit in Joint Venture	(346)		14		(48)		—		—		—
Associated undertaking	—		—		—		—		(578)		(841)

Total operating loss	(12,294)		(16,414)		(19,636)		(17,984)		(5,677)		(8,256)
Reversal of provision for loss on disposal of fixed asset investment	—		—		381		—		—		—

Loss on ordinary activities before interest and taxation	(12,294)		(16,414)		(19,255)		(17,984)		(5,677)		(8,256)
Interest receivable	808		1,396		1,364		1,806		1,251		1,819
Interest payable	(6,229)		(6,993)		(1,391)		(3,508)		(4,951)		(7,200)
Taxation	(66)		(85)		(132)		(4)		(75)		(109)

Net loss(6)	£ (17,781)		£ (22,096)		£ (19,414)		£ (19,690)		£ (9,452)		$ (13,746)

Weighted average number of shares (’000)	350,963		384,871		467,214		508,228		526,250		526,250
Basic and diluted loss per ordinary share	(5.1	)p	(5.7	)p	(4.2	)p	(3.9	)p	(1.8	)p	$ (0.03)
U.S. GAAP
Turnover	£ 13,839		£ 10,925		£ 17,739		£ 24,103		£ 44,192		$ 64,268
Group operating loss	(£13,171)		(£16,107)		(£28,440)		(£26,953)		(£27,517)		($40,018)
Net loss under U.S. GAAP	£ (18,658)		£ (21,789)		£ (28,218)		£ (29,201)		£ (43,868)		$ (63,797)
Basic and diluted Net loss per share	(5.3	)p	(5.7	)p	(6.0	)p	(5.7	)p	(8.3	)p	$ (0.12)
Principal Reconciling Differences to U.S. GAAP
Purchase accounting and goodwill	(877)		307		(8,804)		(5,146)		(24,672)		(35,068)
Sale of royalty interest	—		—		—		(2,900)		(7,564)		(11,000)
Other reconciling items	—		—		—		(1,465)		(2,180)		(3,983)

     All results, under U.K. GAAP and U.S. GAAP, represent continuing operations.

     The notes on page 7 describe significant movements within the above categories in respect of acquisitions made during specific financial periods.

     For further details of the reconciliation to U.S. GAAP, see Note 31 of the Notes to SkyePharma’s Consolidated Financial Statements included in Item 18 of this Form 20-F.

(1)	Turnover in 1997 includes £5,357,000 from acquisitions in respect of the manufacturing facility of SkyePharma Production SAS (“Lyon”) in Lyon.
Turnover in 1999 includes £3,520,000 from acquisitions in respect of the operations of SkyePharma Inc. SkyePharma Inc. refers to DepoTech Corporation, a California corporation, which was renamed SkyePharma Inc. as of April 27, 1999.
(2)	Cost of sales in 1997 includes £5,153,000 from acquisitions in respect of the manufacturing facility in Lyon. Cost of sales in 1999 includes £2,669,000 from acquisitions in respect of the operations of SkyePharma Inc.
(3)	Selling, marketing and distribution expenses in 1999 include £1,870,000 from acquisitions in respect of the operations of SkyePharma Inc.
(4)	Administration expenses in 1997 include £988,000 from acquisitions in respect of the manufacturing facility in Lyon.
Administration expenses in 1999 include £4,559,000 from acquisitions in respect of the operations of SkyePharma Inc.
(5)	Research and development expenses in 1999 includes £3,273,000 from acquisitions in respect of the operations of SkyePharma Inc.
(6)	RTP Pharma Inc. (“RTP”) was acquired on December 27, 2001. During the period December 27, 2001 to December 31, 2001 RTP contributed £nil to turnover and a loss of £39,000 to net loss. RTP was renamed SkyePharma Canada Inc. on April 24, 2002. In the period from July 19, 2001 to December 27, 2001, SkyePharma owned 40.2% of RTP and the results of its operations were included in Results from associated undertakings.

     The Company has calculated loss per share data using the weighted average number of shares in issue for each period as set out in the table above. Basic and diluted loss per ordinary share are set out in the table above, there is no difference between basic and diluted loss per share since all potential ordinary shares including convertible bonds, warrants and options are anti-dilutive.

	SkyePharma PLC As of December 31,
Consolidated Balance Sheet Data	1997	1998	1999	2000	2001	2001

	(in thousands, except Number of shares)
U.K. GAAP
Fixed assets	£24,034	£30,337	£83,591	£112,374	£157,391	$228,894
Cash and short term bank deposits	8,671	30,925	13,674	42,878	26,892	39,109
Total assets	42,430	68,855	106,734	163,825	200,583	291,708
Net Assets	(46,110)	6,235	72,057	68,952	95,145	138,369
Share Capital	36,395	42,710	49,409	54,132	58,402	84,934
Number of shares	363,950,609	427,098,454	494,086,980	517,322,768	560,023,339	560,023,339
U.S. GAAP
Total assets	148,559	169,788	197,557	290,317	306,121	445,191
Net Assets	129,847	146,668	157,362	145,929	142,570	207,340

RISK FACTORS

     The Company is exposed to certain risks that arise from the activity of developing and manufacturing drug products.

Extensive government regulation may cause increased costs and delays in developing and marketing products

     The Company is subject to extensive government regulation. The U.S. Food and Drug Administration (“FDA”), European and other national regulatory authorities require rigorous pre-clinical testing, clinical trials and other approval procedures for human drugs. Numerous regulations also govern the manufacturing, safety, labeling, storage, record keeping, reporting and marketing of human drugs. These requirements vary widely from country to country and the time required to complete pre-clinical testing and clinical trials and to obtain regulatory approvals to sell drugs is uncertain. The process of obtaining these approvals and complying with applicable government regulations is time consuming and expensive. If the FDA or other national regulatory authorities require additional clinical trials, the Company could face increased costs and significant development delays before the Company will be able to sell its products commercially. In addition, changes in regulatory policy or additional regulations adopted during product development could also result in delays or rejections.

     Geomatrix™ is a range of technologies by which drugs taken orally in tablet form are formulated so as to control the amount, timing and location of the release of drug in the body. All of the improved outcome and new Geomatrix products that the Company develops will require a new drug application filing with the FDA before they can be marketed in the U.S. Based on current practice, the Company expects that it will take less than two years from the date of filing for the FDA to approve a new drug application for a Geomatrix product formulation, although the Company cannot predict the exact time required with any certainty.

     DepoFoam is a technology by which drugs taken by injection are formulated to release over an extended period of time. With the exception of one product, DepoCyt, used to treat neoplastic meningitis from lymphomas and solid tumors and which has received FDA approval, Canadian marketing approval and European marketing authorization, products using the Company’s DepoFoam technology are at various stages of development, ranging from pre-clinical to Phase III clinical trials. The Company cannot be certain that it will obtain further regulatory approvals of any of such products. To date, only three potential DepoFoam products have been subjected to human testing. Potential DepoFoam products will require expensive and lengthy testing and regulatory clearances before they can be sold commercially. DepoFoam products may not prove safe and effective in clinical trials, meet applicable regulatory standards, or be capable of being made at acceptable cost or successfully commercialized. In addition, pre-clinical or clinical testing may not accurately predict safety or effectiveness in broader human use. Unexpected delays in the regulatory approval process may also occur. Even if the FDA and other regulatory authorities approve potential DepoFoam products for marketing, the products still may not achieve broad market acceptance.

Competition and technological change may render the Company’s products or technologies uncompetitive or obsolete

     The drug development industry is highly competitive and rapidly evolving, with significant developments expected to continue at a rapid pace. The Company’s success will depend on maintaining a competitive position and developing efficient and cost-effective products and technologies. The Company’s products will compete with other drugs and methods for delivering drugs. The Company cannot be certain that any of its products will have advantages that will be significant enough to cause medical professionals to use them. New drugs or further development in alternative drug delivery methods may provide greater benefits or may offer comparable performance at lower cost than the Company’s methods. The Company cannot be certain that developments by other companies will not render its products or technologies uncompetitive or obsolete.

     Many of the Company’s competitors have longer operating histories and greater financial, marketing and other resources. Such competitors may prove to be more successful in developing competing technologies, obtaining regulatory approvals and marketing their products than the Company because of greater financial resources, stronger sales and marketing teams or other factors.

     The Company will face a variety of competitors with respect to the products it is developing under its collaborative arrangements with leading pharmaceutical companies. Specifically,

•	products developed and produced by such collaborative arrangements may compete with products produced internally by one or more of the Company’s other collaborative partners;
•	proprietary and generic products developed and produced by such collaborative arrangements may face competition from generic substitutes produced by other companies; and
•	generic products developed and produced by the Company may compete against branded products produced by one or more of the Company’s collaborative partners.

     Due to the Company’s reliance on the important financial and technological contributions made by the Company’s pharmaceutical company partners, any of these outcomes could adversely affect the Company’s business.

The Company’s business may give rise to product liability claims not covered by insurance or indemnification

     The design, development and manufacture of the Company’s products involve an inherent risk of product liability claims.

     The Company has obtained product liability insurance in respect of the improved outcome or new pharmaceutical products the Company is developing in conjunction with the Company’s collaborative partners although the Company generally relies on indemnity provisions in its agreements with such partners to protect the Company against the possibility of product liability claims. This product liability insurance also covers liabilities associated with the commercial sale of products marketed by third parties using the Company’s technology.

     The Company has obtained clinical trial product liability insurance for current human clinical trials and bio-equivalence studies involving its products under development and the Company intends to obtain insurance for future clinical trials and bio-equivalence studies of additional products under development. The Company cannot be certain, however, that it will be able to obtain or maintain insurance for any of its future human clinical trials or bio-equivalence studies.

     The Company believes that its product liability insurance, together with the indemnity provisions in its collaborative agreements, is adequate for current operations. However, the coverage limits of the Company’s insurance or the indemnity provisions in the Company’s collaborative agreements may not be adequate to cover all potential claims. Product liability insurance, especially in respect of the Company’s U.S. operations, is expensive and may be difficult to maintain. In addition, product liability insurance may not be available to the Company in the future on commercially reasonable terms, if at all. A successful claim against the Company in excess of the Company’s insurance coverage or outside the scope of the indemnity given by its collaborative partners could adversely affect the results of operations.

The Company’s revenues may be reduced and costs increased as a result of third-party payor cost containment measures

     The Company’s ability to achieve profitability in its businesses depends in part on the extent to which appropriate levels of reimbursement for products and related treatments are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations. These third-party payors are increasingly challenging the pricing of pharmaceutical products. The trend toward managed healthcare in the U.S. and the growth of organizations such as health maintenance organizations in the U.S. could significantly influence the purchase of pharmaceutical products, resulting in lower prices and reduced demand for the Company’s products under development. Such cost containment measures could affect the Company’s ability to sell products under development and may adversely affect the Company.

Healthcare reform proposals may adversely affect the Company’s business

     The efforts of governments to contain or reduce the cost of health care will continue to affect the business and financial condition of drug companies. A series of health care reform proposals announced in recent years have created uncertainty that could adversely affect the Company’s ability to raise funds and to identify and reach agreements with potential partners. If such proposals are eventually adopted, business could be adversely affected. Furthermore, the Company’s ability to commercialize potential products may be adversely affected to the extent that such proposals have an adverse effect on the business, financial condition and profitability of other companies that are current or prospective collaborators for some of such products.

The Company’s results of operations tend to fluctuate

     The Company’s operating revenues principally derive from contract development. Contract development revenues, except for revenue derived from contract manufacturing, are tied to a number of unpredictable factors, such as scientific developments, the timing of regulatory approvals, the market introduction of new products and other factors. As a result, the Company’s results of operations tend to fluctuate materially on a monthly, semi-annually and yearly basis and, therefore, make period-to-period and period-on-period comparisons inappropriate at this stage in the Company’s development. The Company believes that its revenues will continue to fluctuate in the near to medium term as a result of the factors described above.

The Company may not achieve future profitability

     The Company has not generated any earnings to date from its pharmaceutical operations and has incurred substantial net losses in its recent fiscal years. As of December 31, 2001, the Company had accumulated consolidated equity shareholders’ funds of £72.5 million. In the second half of 2001, SkyePharma reported a profit for the first time of £2.2 million. While the Company’s internal forecasts indicate that the Company may achieve full year profitability in 2002, this is dependent upon the level of milestone payments and license fees received, the timing of contract development revenues and the amount of discretionary investment the Company chooses to make in furthering its own product portfolio and other factors, including those described below, and therefore the Company cannot assure you that it will be able to achieve profitability, or sustain profitability if it is attained. See “Item 5: Operating and Financial Review and Prospects”.

     The Company’s future profitability will additionally depend, among other things, on whether it will, alone or together with its partners, be able to:

•	develop products utilizing its technologies, either independently or in collaboration with other pharmaceutical companies;
•	receive necessary regulatory and marketing approvals;
•	establish and enhance its manufacturing;
•	achieve market acceptance for such products;

•	receive royalties on products that have been approved, marketed or submitted for marketing approval with regulatory authorities in line with the Company’s current forecasts; and
•	maintain sufficient funds to finance its activities.

The Company is dependent on Geomatrix, DepoFoam and Inhalation technologies as to which further successful development is uncertain

     The Company’s ability to increase revenues and achieve profitability is largely dependent on its Geomatrix, Depofoam and inhalation technologies. Approximately 26% of the Company’s revenues for the year ended December 31, 2001 was derived from royalties, contract development and milestone payments relating to its Geomatrix technologies, approximately 35% relating to its DepoFoam technologies and approximately 7% relating to its inhalation technologies. In order to increase revenues from Geomatrix, DepoFoam and inhalation technologies, the Company must continue to obtain new development contracts for third parties. The Company cannot assure you that it will be able to obtain such contracts.

     The Company has successfully developed drug products incorporating three Geomatrix technologies which are currently on the market. However, the Company cannot assure you that it will be able to develop successfully future products incorporating these delivery systems. The development and formulation of oral controlled-release products is difficult and time consuming. Each drug compound is different, and there can be no assurance that a drug delivery system that works with one product will work with another.

     The Company is currently formulating products utilizing other Geomatrix technologies. However, the Company cannot assure you that these efforts will be successful. One of these technologies, the Multiple Pulse System, has only been subject to limited in vivo (human) clinical testing. Consequently, the Company cannot assure that drugs utilizing the Multiple Pulse System will be successfully formulated and approved.

     The Company has successfully developed one drug product incorporating DepoFoam technologies which was approved by the FDA in April 1999. However, the Company cannot assure you that it will be able to develop successfully future products utilizing the DepoFoam technologies. The development and formulation of injectable controlled-release products is difficult and time-consuming. Each drug compound is different and there can be no assurance that a drug delivery system that works with one product will work with another.

     The Company is developing two advanced inhalation technologies to deliver medicines via a patient’s lungs without relying on CFC-based propellants. The Company has successfully developed one drug product incorporating its inhalation technologies which is currently in Phase III clinical trials. However the Company cannot assure you that it will be able to develop successfully future products utilizing the inhalation technologies. The development and formulation of inhalation products is difficult and time-consuming. Each drug compound is different, and there can be no assurance that a drug delivery system that works with one product will work with another.

     Even after a product incorporating the Geomatrix, DepoFoam or inhalation technologies has been successfully formulated and approved, its commercial success is not assured. In order to gain medical and commercial acceptance, a product generally must demonstrate some performance improvements and other benefits over products incorporating the same or similar drug compounds. In some cases, these benefits may be difficult to establish.

The failure by the Company’s collaborative partners to provide funding, obtain regulatory approvals and conduct marketing activities could adversely affect the Company’s business

     Funding. The Company has entered into a number of collaborative arrangements with leading pharmaceutical companies for the development and commercialization of products using its technologies. An inability to continue to obtain funding for its development activities through its collaborative arrangements or for collaborative partners to make payments due under the development and commercialization agreements, would adversely affect the Company’s business.

     Regulatory Approvals. In addition, the Company generally depends upon its collaborative partners to secure the necessary regulatory approvals for improved outcome and new pharmaceuticals utilizing its technologies. In these cases, the Company has no control over the timing and location of the regulatory filings. Its partners may follow a regulatory strategy that does not maximize the royalty income that the Company will receive from its technologies. In addition, the Company’s partners may choose not to file for regulatory approval of a product successfully formulated with the technologies. Even if the Company’s partners do file for regulatory approval, they may fail to devote the necessary resources and expertise to secure the approval.

     Marketing. At present the Company is not involved in the consumer marketing of improved outcome or new products formulated with its technologies. The Company depends on its collaborative partners for such marketing. The Company’s partners are not obligated to market products incorporating its technologies, even if such products are successfully developed and approved. Although the Company has no reason to believe that its partners will not market a successfully developed and approved product, the Company cannot assure you that this will be the case. The Company’s future revenues largely depend on the success of such marketing efforts, which are beyond its control. For example, Paxil CR® was approved in April 1999 but was not launched by GlaxoSmithKline until April 2002.

If the Company is unable to obtain additional funding on favorable terms, it will adversely affect the Company’s research and development and ability to commercialize its products

     The Company believes that its currently available funds will be sufficient for the needs of its operations through at least the next twelve months.

     If the Company’s currently available funds and internally generated cash flow are not sufficient to satisfy its financing needs, the Company would be required to seek additional funding through other arrangements with corporate collaborators, through bank borrowings or through public or private sale of its securities, including equity securities. Any such collaboration could result in limitations on the Company’s ability to control the research, development and commercialization of resulting products, if any, as well as its profits therefrom. In addition, the terms of any future bank borrowings could place restrictions on the Company’s ability to take certain actions, and any equity financing could result in dilution to the Company’s shareholders. The Company does not currently have any committed sources of additional capital. There can be no assurance that additional funds will be available on a timely basis, on favorable terms or at all, or that such funds, if raised, would be sufficient to permit the Company to continue to conduct its operations. If adequate funds are not available, the Company may be required to curtail significantly, or discontinue, one or more of its research and development programs.

     The Company’s ability to meet its future capital requirements will depend on many factors. These include:

•	the Company’s ability to maintain existing collaborative arrangements and to establish and maintain new collaborative arrangements with others;
•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;
•	complying with regulatory requirements; competing technological and market developments;
•	changes in the Company’s existing research relationships; and
•	the effectiveness of product commercialization activities and arrangements.

     For more information on the Company’s liquidity and capital resources, see “Item 4: Information about the Company – Business Operations – Collaborative Arrangements” and “Item 5: Operating and Financial Review and Prospects”.

A failure to obtain and maintain patents and proprietary rights may adversely affect the Company’s business

     The Company’s success, competitive position and amount of royalty income will depend in part on its ability to obtain and maintain patent and trade secret protection, particularly of its drug delivery technologies.

     The Company believes that patent and other intellectual property protection of its drug delivery and formulation technologies is important to its business and that its future will depend in part on its ability to obtain patents, maintain confidential and trade secret information and to operate without infringing the intellectual property rights of others.

     There can be no assurance that the Company will be issued with any additional patent or that if any patents are issued, they will provide the Company with significant protection or will not be challenged by third parties asserting claims against the Company concerning its existing products or with respect to future products under development by the Company. The Company, from time to time, may receive notification of alleged infringements. The Company may not, in all cases, be able to resolve any such allegations through licensing arrangements, settlement or otherwise. Furthermore the Company anticipates that any attempt to enforce its patent would be time consuming and costly. Moreover, the law of some foreign countries does not protect the Company’s proprietary rights in the products to the same extent, as does the law of the U.S. The U.S. Patent and Trademark Office has instituted changes to the U.S. patent law including changing the term to 20 years from the date of filing for applications filed after June 8, 1995. The Company cannot predict the effect that such changes on the patent laws may have on its business or on the Company’s ability to protect its proprietary information and sustain the commercial viability of its products.

     The Company also relies on trade secrets and other unpatented proprietary information in its product development activities. To the extent that the company relies on trade secrets and unpatented know-how to maintain its competitive technological position, there can be no assurance that others may not independently develop the same or similar technologies. The Company seeks to protect trade secrets and proprietary knowledge, in some cases through clauses in confidentiality agreements with its employees, consultants, advisors and collaborators. Nevertheless, these agreements may not effectively prevent disclosure of the Company’s confidential information and may not provide the Company with an adequate remedy in the event of unauthorized disclosure of such information. If the Company’s employees, scientific consultants or collaborators develop inventions or processes independently that may be applicable to the Company’s products under development, disputes may arise about ownership of proprietary rights to those inventions and processes. Such inventions and processes will not necessarily become the Company’s property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of the Company’s proprietary rights. Failure to obtain or maintain patent and trade secret protection, for any reason, would adversely affect the Company’s business.

     The Company has entered into a number of collaborative arrangements with leading pharmaceutical companies for the development and commercialization of improved outcome and new products. In connection therewith, the Company shares certain of its proprietary knowledge with such collaborative partners. Although the Company’s patents and other proprietary rights are designed to protect the Company from infringement by such collaborative partners, there can be no assurance that the Company’s patents or other proprietary rights will prevent its collaborative partners from developing similar or functionally equivalent products.

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

     For more information on the Company’s patents and proprietary rights, see “Patents and Proprietary Rights”.

The Company may not be able to maintain its exclusive technology rights to DepoFoam from the Research Development Foundation

     The Company’s DepoFoam business depends on its ability to continue to use exclusive technology rights that the Research Development Foundation (“RDF”) assigned to a subsidiary of the Company. Under the RDF agreement, the foundation has the right to terminate the agreement or to convert the exclusive nature of the rights granted under the agreement into a nonexclusive right if the subsidiary does not satisfy its contractual obligations, including making certain minimum annual payments. RDF may also terminate the agreement if the subsidiary becomes bankrupt, breaches the agreement or contests the patents included in this technology. The termination of the subsidiary’s agreement with RDF or its conversion to a nonexclusive agreement would adversely affect the Company’s DepoFoam business.

Possible patent litigation arising from abbreviated new drug applications may adversely affect the Company’s business

     There has been substantial litigation in the pharmaceutical, biomedical and biotechnology industries with respect to the manufacture, use and sale of new products that are the subject of patent rights. Most of the brand-name products of which the Company is developing generic versions are covered by one or more patents. Under the Drug Price Competition and Patent Restoration Act of 1984, known as the “Hatch-Waxman amendments”, when a drug developer files an abbreviated new drug application for a generic drug, and the developer believes that an unexpired patent which has been listed with the FDA as covering that brand-name product will not be infringed by the developer’s product or is invalid or unenforceable, the developer must so certify to the FDA. That certification must also be provided to the patent holder, who may challenge the developer’s certification of non-infringement, invalidity or unenforceability by filing a suit for patent infringement. If a suit is filed within 45 days of the patent holder’s receipt of such certification, the FDA can review and approve the abbreviated new drug application, but is precluded from granting final marketing approval of the product until the earlier of the date a final judgment is rendered and the date that is 30 months from the date the certification was received. Should a patent holder commence a lawsuit with respect to alleged patent infringement by the Company, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict. The delay in obtaining FDA approval to market the Company’s product candidates as a result of litigation, as well as the expense of, and diversion of management resources associated with, such litigation, whether or not the Company is successful, could adversely affect the Company’s business.

A failure to comply, or the costs of complying, with environmental, health and safety regulations could adversely affect the Company’s business

     The Company’s business is also subject to regulation relating to the protection of the environment and health and safety, including those governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials. The Company believes that it is in compliance in all material respects with all such laws, rules, regulations and policies applicable to the Company. However, there can be no assurance that the Company will not be required to incur significant costs to comply with such environmental and health and safety laws and regulations in the future. The Company’s research and development involves the controlled use of hazardous materials. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by applicable regulations, the risk of contamination or injury from these materials cannot be completely eliminated. In the event of such contamination or injury, the Company could be held liable for any damages that result and any such liability could have a material adverse effect on the Company’s business, financial condition or results of operations.

A failure to manage expansion effectively could adversely affect the Company’s business

     Management of the Company’s growth, as well as the commencement of commercial manufacturing and marketing of the Company’s product candidates, will require continued expansion and improvement of the Company’s systems and internal controls and an increase in the Company’s manufacturing, marketing and sales operations. In addition, the Company intends to continue to add new personnel. Any failure to manage growth effectively and integrate new personnel on a timely basis could adversely affect the Company’s business.

If the Company’s Lyon manufacturing facility fails to meet required standards, it could result in delays in manufacturing and additional costs

     Manufacturing operations take place at the Company’s facilities in Lyon, France and in Muttenz, Switzerland. Limited manufacturing activities are conducted in Muttenz. The Company acquired the Lyon facility in 1997, and it plans to use it for scale-up manufacturing as well as for manufacturing commercial quantities of its product candidates. The Company has completed its Geomatrix manufacturing suite in the Lyon facility and is in the process of expanding its operations at the Lyon facility to include production activities for dry powder inhaler products. The Company believes that it has substantially brought the facility into compliance with current good manufacturing practices (cGMP) and FDA standards. The FDA has inspected the Lyon facility in respect of three products, and in July 2001 the FDA approved the Lyon facility for the commercial manufacturing of one of these products, Dilacor XR®. There can be no assurance, however, that the Lyon facility will ultimately be found to be in compliance with cGMP or other regulatory requirements for the purposes for which the Company plans to use the facility. Failure to comply could result in significant delays in the Company’s planned manufacturing efforts. The Company also could incur significant additional expense in bringing the facility into compliance with cGMP or other regulatory requirements. The Company cannot assure you that it will be able to complete its plans successfully for additional scale-up manufacturing or for manufacturing commercial quantities of its product candidates. On May 14, 2002, the Company announced that it had signed a non-binding Letter of Intent with Kowa Company Ltd., (“Kowa”) to evaluate Kowa’s acquisition of a 50% interest in the Lyon facility.

A failure to maintain its existing or further scale-up the Company’s DepoFoam manufacturing operations successfully could adversely affect the Company’s business.

     If the Company fails to maintain its existing or further scale-up its DepoFoam manufacturing operations successfully or to comply with applicable regulations, its business will be adversely affected. In particular, the Company could lose its manufacturing rights for DepoCyt under its key collaboration agreement with Chiron Corporation. Chiron Corporation is the Company’s U.S. development and marketing partner for DepoCyt, the first approved injectable drug product using its DepoFoam technology. The Company’s DepoFoam manufacturing operations in San Diego, California will need to meet ongoing commercial requirements for all markets in which its products have been approved. In addition, the Company’s manufacturing operations for DepoCyt will need to pass pre-approval inspections by regulatory agencies for countries in which there are regulatory filings to market DepoCyt. In October 1999, SkyePharma Inc. discovered that two lots of DepoCyt did not meet specifications and recalled these lots. Investigations identified that changes in a supplier’s manufacturing process for a raw material resulted in product that did not meet all specifications throughout the shelf life. SkyePharma Inc. and Chiron Corporation voluntarily withdrew DepoCyt from the market. There were no adverse events attributed to the recalled batches and the product was made available to patients on a compassionate basis. In March 2001, the FDA gave clearance to return Depocyt to the market. In April 2001, the Company received notification that the European Committee on Proprietary Medicinal Products (“CPMP”) had recommended the granting of marketing authorization for DepoCyt. The CPMP’s recommendation will be forwarded to the European Commission and when ratified the Company will receive a single licence for marketing throughout the European Union. The CPMP has suggested certain modifications to the DepoCyt manufacturing facility to improve personnel and materials flows. These modifications are currently being implemented and will be completed prior to production of DepoCyt for the European market. The CPMP have not suggested any alterations to the DepoCyt manufacturing equipment or production process. For all other DepoFoam products, the Company will need to scale-up its current manufacturing operations significantly. The Company will also need to comply with regulations in the U.S. and foreign countries relating to achieving the prescribed quality and required levels of production of its DepoFoam products and obtaining marketing approval.

The Company may not be able to obtain the materials necessary to manufacture its DepoFoam products

     The Company currently relies on a limited number of suppliers for materials used to manufacture its DepoFoam products. Some of these materials are purchased only from one supplier. If the Company cannot obtain the materials it needs from its existing suppliers, the Company may not be able to access alternative sources of supply within a reasonable period of time or at commercially reasonable rates. In addition, regulatory requirements applicable to drugs tend to make the substitution of suppliers costly and time-consuming. The unavailability of adequate commercial quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of materials could adversely affect the Company’s ability to manufacture and market its DepoFoam products.

     One of the DepoFoam injectable products in development, DepoMorphine™, has morphine sulphate as its active ingredient. Morphine sulphate is classified as a scheduled drug by the U.S.  Drug Enforcement Agency (“DEA”). While SkyePharma Inc. has a DEA license to use morphine sulphate in its research and manufacturing of DepoMorphine for clinical studies, SkyePharma Inc. might not be able to obtain the required DEA licenses to manufacture commercial quantities of DepoMorphine.

The Company’s manufacturing process may not be suitable for all of the DepoFoam products the Company desires to commercialize

     To date, SkyePharma Inc. has relied on a particular proprietary method of manufacturing its potential DepoFoam products. The Company cannot be certain that this method will be applicable to all potential products it desires to commercialize. The problems that may arise include:

•	the Company may not be able to meet manufacturing challenges that arise concerning particular drugs to be incorporated in DepoFoam;
•	the Company’s manufacturing process may not result in viable yields of DepoFoam products; and
•	the physical and chemical stability of DepoFoam products may vary.

     If the Company decides to pursue alternative manufacturing methods for some or all of its drugs, it cannot be certain that these methods will prove to be commercially practical or that it will have the right to use any alternative methods.

The Company may expend significant time and resources relating to existing and potential legal proceedings and the eventual outcome of such proceedings may differ materially from management’s current estimates and beliefs

     The Company is currently involved in various legal proceedings, including actions claiming alleged violations of antitrust laws and infringement of intellectual property rights. Although the

Company cannot predict the outcome of these proceedings with certainty, the Company believes, based on information received, that these actions are without merit and is vigorously contesting these claims. Contesting these claims, however, may involve the expenditure of significant management time and resources of the Company. In addition, we cannot exclude the possibility that, contrary to management’s current estimates and beliefs, the eventual outcome of such matters could have a material adverse effect on our financial position, results of operations or liquidity. You should read “Item 8: Financial Information – Legal Proceedings” for further information on our pending litigation.

The Company may not be able to obtain the rights to the drugs it desires to deliver through DepoFoam

     The Company’s ability to develop and commercialize its DepoFoam technology will depend on whether it and its partners can access the drugs that are to be delivered through DepoFoam. At times, the Company intends to rely on its partners’ ability to provide this access. The Company cannot be certain, however, that its partners will have appropriate drug candidates for its DepoFoam technology. In addition, the Company or its partners may be alleged or determined to be infringing on third parties’ rights and may be prohibited from using the drug or be found liable for damages. Any restriction on access or liability for damages would adversely affect the Company’s business.

The Company may incur substantial costs related to its use of hazardous materials

     The Company’s research and development on DepoFoam products involves the use of hazardous materials, chemicals and various radioactive compounds. The Company cannot completely eliminate the risk of accidental contamination or injury from these materials. If such an accident occurs, the Company could be held liable for any damages that result and any such liability could exceed its resources. The Company may incur substantial cost to comply with environmental regulations.

If the Company is unable to retain key personnel or attract new personnel, it could have an adverse effect on the Company’s business

     The Company relies upon a number of key executives and employees, including Ian Gowrie-Smith, its Executive Chairman and Michael Ashton, its Chief Executive Officer. In addition, the Company’s future operating results depend in part upon its ability to attract and retain other qualified management, scientific, technical, marketing and support personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to continue to attract and retain such personnel. The loss of the services of any of the Company’s key executives or employees could materially adversely affect the Company.

Potential conflicts of interests may arise from related party transactions

     The Company and certain of its principal shareholders or their affiliates and other related parties have engaged in several significant transactions among themselves in the past and may continue to do so from time to time in the future. Certain of these transactions provide for significant payments to certain principal shareholders, directors and executive officers upon achievement of specified milestones or profit hurdles. As a result of these arrangements, conflicts of interest may arise between and among the Company, certain principal shareholders, directors and executive officers because of their independent pecuniary interests.

     The Company acquired Jago Holding AG and its subsidiaries (“Jago”) in May 1996 from Dr. Jacques Gonella, who was, up until June 6, 2001, a Director of the Company, for a combination of cash and shares. In addition to the initial purchase price, the Company agreed to an earn-out arrangement with Dr. Gonella whereby Dr. Gonella was entitled to receive payments dependent on certain revenues related to Geomatrix technologies. On March 31, 2000, certain amendments were made to the 1996 Acquisition Agreement for Jago and a Settlement Agreement was signed establishing the full and final settlement of the deferred consideration payable to Dr. Gonella. For a description of the earn-out arrangement with Dr. Gonella, see “Item 7: Major Shareholders and Related Party Transactions – Certain Arrangements in Respect of the Jago Acquisition”.

     The Company acquired Krypton Limited (“Krypton”) in a share-for-share exchange in January 1996 from a series of trusts in which Ian Gowrie-Smith, who is the Executive Chairman of the Company, certain former directors and a former employee of the Company had interests. Pursuant to an earn-out arrangement, the Company agreed to pay additional consideration consisting of ordinary shares and warrants dependent upon certain milestones relating to achieving regulatory approvals for the sale of certain Krypton products and the sales and profitability of such products. See “Item 7: Major Shareholders and Related Party Transactions – Certain Arrangements in Respect of the Krypton Acquisition”.

     At June 19, 2002, the Company owned 14.2% of Astralis LTD (“Astralis”). In December 2001, the Company announced the completion of several agreements concerning the development of Astralis’ novel injectable vaccine therapy, for the treatment of all forms of psoriasis, a chronic skin disorder. See “Item 7: Major Shareholders and Related Party Transactions – Other Arrangements”.

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

Principal shareholders may influence the outcome of shareholder approvals and hinder a change in control that might be in your interest

     As of June 19, 2002, certain principal shareholders and the directors and officers of the Company as a group owned approximately 14.71% of the outstanding ordinary shares. As a result, certain directors, officers and such shareholders may be in a position to exert influence in the election of the Company’s directors and officers and other corporate actions that require shareholder approval. The Board of Directors of the Company consists of nine people.

Exchange rate fluctuations may adversely affect the Company’s results of operations and financial position

     Approximately 54% of the Company’s sales for the year ended December 31, 2001 were derived from customers located outside the United Kingdom. Since the revenue and expenses of the Company’s foreign operations are generally denominated in U.S. dollars, Euros and Swiss francs, exchange rate fluctuations between such currencies and the pound sterling will subject the Company to foreign exchange risk with respect to the reported results of its foreign operations. The Company does not currently hedge against the effect of currency translation on its reported results, but does, where appropriate, seek to hedge its exchange rate risk on particular transactions. Fluctuations between local currencies and pounds sterling may materially adversely affect the Company’s financial condition and results of operations. See “Item 5: Operating and Financial Review and Prospects”.

     The Company’s ordinary shares trade on the London Stock Exchange in pounds sterling and the ADSs trade on The Nasdaq National Market in U.S. dollars. The value of the ADSs in U.S. dollars may fluctuate as a result of fluctuations in the U.S. dollar/pound sterling exchange rate.

The market prices of the Company ordinary shares and ADSs may be adversely affected by market volatility

     Companies like SkyePharma have, in recent years, experienced dramatic stock price volatility. The following factors may cause the market price of the Company’s ordinary shares or ADSs to fluctuate significantly:

•	announcements of technological innovations or new products by competitors and others;

•	the status of submissions to the FDA or its international equivalent;
•	variations in results of operations, market condition, analysts’ estimates and the stock market generally; and
•	stock market perceptions of the pharmaceutical, biotechnology and/or drug delivery industries specifically.

Sales of substantial amounts of the Company ordinary shares or ADSs could adversely affect their market price

     Sales of substantial amounts of ordinary shares or ADSs could adversely affect the market price of the ordinary shares and ADS. As of June 19, 2002, certain principal shareholders and the directors and officers of the Company, as a group, held 14.71% of the Company’s outstanding ordinary shares. Shares may be eligible for future sale subject to the conditions imposed by Rule 144 and Regulation S under the Securities Act.

The Company’s shareholders may not receive a return on their shares other than through the sale of their shares

     The Company intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. Accordingly, other than through the sale of their shares, the Company’s shareholders may not receive a return.

Item 4: Information on the Company

History and Development

Overview

     SkyePharma PLC is a public limited company organized under the laws of England and Wales with its registered office at 105 Piccadilly, London W1J 7NJ, telephone number +44 (0)20 7491 1777. SkyePharma PLC was formerly named Black & Edgington plc and incorporated on March 10, 1910. It was engaged in the provision of temporary structures for major events. In January 1996 the Board of Directors changed the name of the Company to SkyePharma PLC and the nature of its activities to pharmaceuticals.

     The Company, as currently operated, was formed substantially from the 1996 acquisition of Jago, the 1999 acquisition of DepoTech Corporation and the 2001 acquisition of RTP Pharma Inc. In addition, the Company has acquired certain technologies as set out below.

Corporate Acquisitions

     Jago, a Swiss drug delivery company which commenced operations in 1983, was acquired by the Company in May 1996. The total consideration paid by the Company to acquire Jago was approximately £100.8 million in cash (plus a prepayment of $6.0 million (£3.9 million)) and approximately 30.7 million ordinary shares (valued at 75 pence per share). In the fundraising associated with the transaction, Dr. Gonella, the vendor, purchased 84,789,463 ordinary shares of the Company at a purchase price of 75 pence per share. The Company agreed to pay additional consideration in respect of the Jago acquisition pursuant to an earn-out arrangement. See “Item 7: Major Shareholders and Related Party Transactions – Certain Arrangements in Respect of the Jago Acquisition”. On March 31, 2000 a settlement agreement was signed establishing the full and final settlement of the deferred consideration payable to the vendor of Jago, Dr. Gonella. The settlement was approved by shareholders at the Company’s Annual General Meeting held on July 11, 2000 to be made entirely in shares and 6 million ordinary shares and 24 million Deferred Shares were issued. To finance the Jago acquisition and to provide additional working capital for the Company, the Company issued and sold approximately 187.8 million ordinary shares in a public offering in the United Kingdom in May 1996 at a price of 75 pence per share. Through the acquisition of Jago, SkyePharma acquired the Geomatrix range of oral controlled release systems and a new generation of inhalation technologies.

     In October 1998, the Company acquired 16% of the common stock of DepoTech Corporation of San Diego for a consideration of £2.9 million. On March 10, 1999, the Company completed the acquisition by issuing to the former DepoTech shareholders 28,311,070 SkyePharma ordinary shares in the form of ADSs, valued at £20.0 million, plus the right to receive additional shares if one or both of two conditions occur. On April 1, 1999, the first condition, the approval by the FDA of DepoCyt for sale to the public, occurred and the Company issued to the former DepoTech shareholders an additional 16,177,849 SkyePharma ordinary shares valued at £9.8 million, in the form of ADSs. On April 4, 2000 the Company announced that the final contingent payment on the acquisition of DepoTech had been triggered following the signing of a contract to utilize DepoFoam technology for a macromolecule which fulfilled the second condition. As a result 12,132,600 shares were issued, in the form of ADSs, on April 25, 2000 at a value of £13.3 million. In connection with the acquisition, the Company agreed that outstanding warrants to purchase DepoTech common stock on the effective date of the merger would become warrants to purchase the Company’s ordinary shares. Following the issue of shares on April 25, 2000, the former DepoTech shareholders became entitled to a further 458,144 warrants with a value of £0.2 million. Taking into account these final payments, the total consideration paid on the acquisition of DepoTech was £49.4 million. DepoTech had been developing the DepoFoam technology. The DepoFoam system is a proprietary, injectable technology that provides controlled drug delivery for an extended period of time, improving bioavailability profiles and clinical outcomes. On April 27, 1999 DepoTech was renamed SkyePharma Inc. SkyePharma Inc. is SkyePharma’s center for the development and manufacture of injectable, sustained release therapeutic products.

     On July 19, 2001 the Company acquired an initial 40.2% interest in RTP Pharma Inc. of Montreal, Canada for $20 million (£14.2 million) in SkyePharma ordinary shares and acquired $5.0 million (£3.5 million) of preferred shares in RTP for cash. RTP specialized in improving the solubility of drugs using its Insoluble Drug Delivery (IDD) technology platform. During the 90 days following July 19, 2001, the Company acquired $10 million (£6.9 million) of preferred shares in RTP in return for the issue of additional SkyePharma ordinary shares. The remaining shareholders were given the right to require the Company to purchase the remaining 59.8% of the outstanding common shares prior to January 1, 2004, in the event that certain key milestones were achieved, which, amongst other factors, included profitability, partnerships and licensing agreements. The Company also had the right, under certain circumstances, principally the achievement of profitability, to purchase the remaining common shares prior to January 1, 2004, in return for the issue of SkyePharma ordinary shares. On December 27, 2001 agreement was reached to acquire the majority of the outstanding voting shares in RTP. In the interim period, RTP had achieved certain of the key milestones, given which, the Directors of the Company were of the view that it was in the Company’s best interests to negotiate with RTP’s remaining shareholders to acquire their holdings. On March 13, 2002 the Company announced the completion of the acquisition of the outstanding voting shares in RTP in return for the issue of SkyePharma ordinary shares to the value of $20.6 million (£14.2 million). The total consideration of $56.5 million (£39.4 million) for 100% of RTP and preferred shares including acquisition costs comprised 49,959,367 ordinary shares and $5.0 million (£3.5 million) cash. The issued shares are subject to selling restrictions, which, other than in limited circumstances, range from a minimum of 12 months to 24 months. In consideration for the loss of the former RTP shareholders’ certain option rights, which were agreed on July 19, 2001 when the Group acquired an initial 40.2% interest in RTP, deferred consideration has been agreed. If the SkyePharma share price is below 82 pence on June 30, 2003, then the Company is required to issue 200,000 additional shares, or pay an amount in cash, for each penny difference between the actual share price and 82 pence. In the opinion of the Directors, the deferred consideration cannot be estimated with any degree of certainty; therefore, this deferred consideration has not been recognized as at December 31, 2001. On April 24, 2002, RTP was renamed SkyePharma Canada Inc. (“SkyePharma Canada”).

     Krypton, a Gibraltar-based company which holds development rights to certain generic drugs, was acquired by the Company in January 1996. The total consideration paid by the Company to acquire Krypton was £12.0 million satisfied by the issue of 30 million ordinary shares and warrants to subscribe for an additional 3 million ordinary shares at an effective exercise price of 40 pence per share. The Company has agreed to pay additional consideration in respect of the Krypton acquisition if certain milestones and profit hurdles are met. See “Item 7: Major Shareholders and Related Party Transactions – Certain Arrangements in Respect of the Krypton Acquisition”. To date, no payments have been made under the Krypton earn-out arrangements.

     In January 1997, the Company acquired a pharmaceutical manufacturing and production facility near Lyon, France. See “Item 4: Information about the Company – Business Operations – Manufacturing”.

Technology Acquisitions

     On July 30, 1999, the Company acquired intellectual property, license agreements, know-how and trademarks related to nano-particulate drug delivery technology for the delivery of poorly soluble drugs from Medac GmbH (“Medac”) a private German pharmaceutical company. As consideration for the acquisition, the Company made an initial cash payment of $2.5 million and issued 3,067,286 ordinary shares with a market value of $2.5 million to Medac on the date of signing the agreement. The agreement provided for additional consideration in the form of cash and SkyePharma PLC ordinary shares for a total value of $5.0 million. On July 21, 2000 the Company issued 1,461,455 shares with a market value of $2.0 million to Medac as deferred consideration due upon the satisfactory transfer of the nano-particulate technology and know-how to SkyePharma. On April 17, 2000, a further $3.0 million in cash was paid to Medac due to compliance by the vendor with certain terms specified in the agreement. In addition, future royalties will be paid to Medac on net sales of marketed products using nano-particulate technology.

     In October 1999, the Company acquired the tangible assets and intellectual property of Hyal Pharmaceutical Corporation in Canada (“Hyal”) from the court appointed receiver and administrator of Hyal, for a total consideration of Cdn$14.0 million (£5.7 million) plus acquisition expenses of £0.2 million. The consideration was satisfied by the set-off of Cdn$11.6 million of SkyePharma secured and unsecured debt owed by Hyal including the interest due and Cdn$2.4 million in cash. In addition, and because Hyal was in receivership at this time, SkyePharma indemnified the receiver to the extent that Cdn$11.6 million exceeded the amount that SkyePharma may ultimately be entitled to receive as a creditor of Hyal. This indemnity was secured by an irrevocable letter of credit open for up to one year in the amount of Cdn$1.0 million. During 2000, the letter of credit was called to recover the shortfall in the receivership process. As a result, in April 2001, SkyePharma received 8.0 million shares representing seven Hyal shares for every dollar shortfall in the process. In addition the Company acquired the 0.7 million shares issued to Meditech Research Limited, another creditor of Hyal, for Cdn$0.1 million in May 2001. As a result the total Company shareholding in Hyal (now renamed Cade Struktur) is 0.9 million shares following a 10 for 1 share consolidation. As at June 2002, this represents approximately 10.1% of Cade Struktur. The shares have been recorded at zero cost. Hyal was a drug delivery company that developed products using its topical drug delivery technologies, based on hyaluronan (“HA”), a natural polymer, which are primarily designed to maintain efficacy and localize delivery of drugs to the skin for the treatment of a variety of skin disorders. Following the sale of all related intellectual property and the reorganization of the company, Cade Struktur is now involved solely in the pursuit of financing and development of infrastructure related projects in the former East Germany.

     In January 2001, SkyePharma announced that it had licensed rights to three further topical drug delivery technologies, Crystalip, DermaStick and the ES-Gel system, from Bioglan AB, a subsidiary of Bioglan Pharma PLC (“Bioglan”). Under the terms of the agreement SkyePharma paid $9 million in cash and obtained certain exclusive development and commercial rights in relation to new products from the Crystalip and DermaStick technologies and also the right to develop with Bioglan two new products using the ES-Gel system. SkyePharma will be entitled to retain the first $9 million of all new income generated by SkyePharma from the three technologies. After receipt of the first $9 million, all other revenues received will be split equally between SkyePharma and Bioglan. Bioglan will retain rights to use the patents and know-how related to the technologies for existing marketed products utilizing the technologies, products in development and projects for companies with whom Bioglan already has such agreements.

     In May 2002, SkyePharma acquired the entire drug delivery business of Bioglan AB for £2.8 million in cash and the assumption of approximately £1.1 million of net liabilities. The acquired rights included Bioglan’s Biosphere injectable technology and those rights to DermaStick, Crystalip and ES-Gel topical technologies that had remained with Bioglan after the January 2001 development and commercialization licensing agreement with Bioglan.

Discontinued Operations

     Prior to 1998, the Company’s strategy for the sale and distribution of its generic pharmaceutical product candidates had been to develop its own marketing capability through its subsidiary Brightstone Pharma Inc. (subsequently renamed SkyePharma U.S. Inc.). However, in late 1998, the Company concluded that it was unlikely to maximize the value of its generic pharmaceutical product candidates using its own marketing resources and decided to seek one or more strategic collaborative partners who already have significant and complementary U.S. generic drug marketing capability to sell and distribute the Company’s generic product candidates in the U.S. The Company therefore decided to discontinue its own generic drug sales and marketing operations in the U.S. The Company incurred a one-time charge in connection with this restructuring of approximately £1.3 million in 1998.

Business Operations

Overview

     The Company develops novel therapeutic drugs based on five technology platforms for delivering drugs to parts of the human body in the following areas: oral, injectable, inhalation, topical and enhanced solubilization. The Company’s operations relate wholly to one class of business, pharmaceuticals, and a segmental analysis of revenues is provided under “Item 5: Operating and Financial Review and Prospects – Operating Results”.

Oral

     A significant part of the Company’s business is developing applications of its Geomatrix technologies. Geomatrix is a range of technologies by which drugs taken orally in tablet form are formulated so as to control the amount, timing and location of the release of the drug in the body. The Company focuses its research and development efforts on the reformulation of existing drugs using its technologies rather than the discovery of new chemical compounds.

     Geomatrix technologies can improve the efficacy of orally administered drugs and enhance compliance by patients with prescribed medical treatments by permitting the drug to be taken less frequently, by reducing side effects and by causing the drug to be released at more specific locations within the body. The Geomatrix technologies use hydrophillicmethylcellulose, or HPMC, matrices which govern the release profile of a drug depending on the viscosity of HPMC used and the rate of surface area exposure. The “release profile” refers to the rates at which a drug tablet releases the active drug component over the period of time after the drug is taken. There are currently eight Geomatrix technologies which are designed to meet a wide range of therapeutic objectives. See “Drug Delivery Platforms – Oral – The Geomatrix Oral Technologies” below. The Company believes that the Geomatrix systems enjoy a competitive advantage in the drug delivery industry because of the ease with which Geomatrix tablets can be manufactured. The Geomatrix technologies are flexible and can be modified to apply to a variety of pharmaceutical products.

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

     There are five drugs currently being marketed that use the Company’s Geomatrix technologies: one in Europe (Xatral 10mg OD®), one in the United States (Paxil®CR), two in Germany (Cordicant-Uno® and Diclofenac-ratiopharm-uno®) and one in Switzerland (Madopar DR®). The Company is also collaborating with several other pharmaceutical companies to commercialize its Geomatrix technologies, including Abbott Laboratories, Merck KGaA and GlaxoSmithKline. There are currently four drugs using Geomatrix technologies in human studies. See “Drug Delivery Platforms – Oral – Geomatrix Products in Development” below.

Injectable

     SkyePharma Inc. is SkyePharma’s center for the development and manufacture of potential injectable, sustained therapeutic products. The potential products include drugs which have already been shown to be useful or potentially useful in humans as well as new drugs in development at other pharmaceutical companies which may potentially benefit from the Company’s DepoFoam technology. SkyePharma Inc. does not conduct research and development to discover new drugs.

     DepoFoam consists of microscopic, spherical particles composed of hundreds to thousands of chambers, each separated from adjacent chambers by lipid membranes. SkyePharma Inc. has developed DepoFoam formulations which release drugs over an extended period of time, such as several weeks, or over a shorter period, such as a few days. SkyePharma Inc. has combined many drugs with DepoFoam and performed studies on these combinations showing that they often achieve controlled release of the drugs. These features allow the Company to develop new formulations of drug products aimed at treating different diseases and symptoms or allow for more convenient administration by reducing the number or frequency of injections. The new formulations can also provide for greater efficacy through sustained controlled release of the potential drug. The Company is currently developing products in cancer, pain management and other medical fields, both alone and funded by corporate partners.

     SkyePharma Inc.’s first approved drug product using its DepoFoam technology is DepoCyt. DepoCyt combines SkyePharma Inc.’s DepoFoam with cytarabine, a drug used for the treatment of cancers which have spread to the fluid surrounding the brain and spinal cord. DepoCyt is currently marketed in collaboration with Chiron in the U.S., with Paladin Inc. in Canada, and is licensed for distribution to Elan Pharma International Limited, an affiliate of Elan Corporation PLC (“Elan”) in Europe and Nippon-Shinyaku Co Ltd. (“Nippon-Shinyaku”) in Japan.

     SkyePharma Inc.’s second potential drug product in this area is DepoMorphine, a sustained-release encapsulated morphine sulphate, for acute pain management following surgery.

     In addition to DepoCyt and DepoMorphine, SkyePharma Inc. is currently working on DepoBupivacaine™, a DepoFoam formulation of the local anaesthetic bupivacaine, for the treatment of regional pain. SkyePharma Inc. is also evaluating, in conjunction with Chugai Pharamaceutical Co Ltd (“Chugai”) and other undisclosed corporate partners, DepoFoam formulations of several additional compounds, including macromolecules. See “Drug Delivery Platforms – Injectable – DepoFoam Injectable Products in Development” below.

Inhalation

     The Company is developing advanced technologies to deliver medicines via a patient’s lungs without relying on CFC-based propellants, which are considered environmentally harmful. The Company is working with two types of such inhalation systems. The first is a metered dose inhaler (“MDI”) that relies on non-CFC propellants to deliver the required therapy. The other is a dry powder inhaler (“SkyeHaler”) that requires no propellant but instead is breath-activated to deliver drugs in a fine powder suspension. In its MDI development work, the Company focuses on the formulation of drugs for use in MDIs manufactured by others. In its dry powder inhaler development work, the Company focuses both on the development of the device and dry powder formulation.

     The Company currently has the aerosol formulations of formoterol, budesonide and salbutamol in various stages of development for use with non-CFC MDIs. The Company has developed a DPI device which is currently in Phase III clinical trials with the compound formoterol. The Company has entered into four collaborative arrangements to commercialize its inhalation drug delivery technology and is developing a fifth product internally. See “Drug Delivery Platforms – Inhalation – Inhalation Products in Development” below.

Topical

     SkyePharma entered the topical field through its 1999 acquisition of the intellectual property of Cade Struktur. The Company’s topical drug delivery technologies, based on HA, a natural polymer, which are primarily designed to maintain efficacy and localize delivery of drugs to the skin for the treatment of a variety of skin disorders.

     The principal product acquired from Cade Struktur, Solaraze, is a topical gel used to treat actinic keratosis, a pre-cancerous skin condition caused by constant over-exposure to the sun. In July 1997, Solaraze received regulatory approval for marketing in the U.K. Subsequently, in May 1998, Solaraze was approved for marketing in Germany, Sweden, Italy, France and Canada. The Company received FDA approval for this product in October 2000. For a description of the commercialization of Solaraze, see “Drug Delivery Platforms – Topical – Approved Topical Products” below.

     In addition to Solaraze, Cade Struktur had been developing Hyclinda™, a topical gel to treat acne, in conjunction with Shire and for which Phase III trials had been completed. During 2001, the Company recovered the rights to Hyclinda from Shire and intends to complete the data package and prepare to file for marketing approval in the U.S. and Europe during 2003. A new marketing partner is currently being sought. See “Drug Delivery Platforms – Topical – Topical Products in Development” below.

     In January 2001, SkyePharma expanded its topical technology portfolio through the license of rights to three further topical drug delivery technologies, Crystalip, Dermastick and the ES-Gel system, from Bioglan. Bioglan retained the rights to use the patents and know-how related to the technologies for existing marketed products utilizing the technologies, products in development and projects for companies with whom Bioglan already had such agreements. However, through the May 2002 acquisition of the entire drug delivery business of Bioglan AB, SkyePharma acquired those rights to DermaStick, Crystalip and ES-Gel topical technologies that had remained with Bioglan after the January 2001 development and commercialization licensing agreement.

Solubilization

     Solubility of drugs is an essential factor for all drug delivery systems, independent of the route of administration. Poor solubility leads to a range of problems including poor bioavailability, increased toxicity, variability of absorption when taken with food and poor efficacy. The Company believes that a large number of existing marketed drugs and newly synthesized compounds have solubility problems.

     SkyePharma entered the solubilization field in 1999 through its acquisition of the intellectual property, license agreements, know-how and trademarks related to the nano-particulate drug delivery technology from Medac. Nano-particulate technology aims to improve a drug’s solubility by reducing the size of the particules. It has been demonstrated in laboratory testing that the saturation solubility of many drugs can be improved by reducing particle size below one micron in diameter.

     In March 2002, SkyePharma announced that it had completed the acquisition of SkyePharma Canada, thereby expanding its solubilization technology platform. SkyePharma Canada specializes in improving the solubility of drugs using its IDD technology platform enhancing the uptake and safety of water-insoluble drugs across a broad range of therapeutic classes including anesthetics, anti-cancer agents and immune suppressants.

     SkyePharma Canada currently has a number of proprietary IDD based products in various stages of clinical development including fenofibrate, propofol, cyclosporine, and busulfan. SkyePharma Canada, together with an undisclosed pharmaceutical company, is directing fenofibrate’s late-stage clinical development. Currently marketed forms of fenofibrate had sales in 2001 of over $500 million. Propofol has been reformulated using the IDD technology and will enter Phase IIb trials during 2002. SkyePharma Canada has disclosed alliances with Baxter, Schering Plough Corporation, and other non-disclosed partners on drugs formulated using IDD technology.

     The IDD technology is complementary to the Company’s existing nano-particulate technology acquired from Medac, and, therefore, the Company expects to be able to provide customers with a wider range of patented solubilization technologies.

     In addition, it is intended that the solubilization technologies will be used to complement and enhance the Company’s other drug delivery systems. See “Drug Delivery Platforms – Solubilization – Solubilization Products in Development” below for details of such products.

Strategy

     The Company has a dual strategy, one objective of which is to become one of the leading providers of integrated drug delivery services to the pharmaceutical industry, the second objective of which is to develop a number of projects based on the Company’s drug delivery technologies to a later stage of development. The Company’s strategy for achieving these objectives consists of the following elements:

•	Selectively Fund a Number of Key Projects to a Later Stage of Development. The Company’s strategy has historically been to focus on customer-funded development projects with typical licensing arrangements under which the Company received license fees and royalty payments for product sales. Such agreements typically provided for royalty rates under 5%. However, in recent years the Company’s focus on retaining manufacturing rights and on undertaking additional value added services, such as assuming responsibility for development and regulatory activities, has enabled it to increase its share of the potential revenue stream. Additionally, the Company believes that significantly higher value can be realized by taking certain products to a late stage of development, prior to licensing the products to marketing partners.
•	Commercialization of the Company’s Core Technologies. The Company currently has a portfolio of eight Geomatrix systems, of which four have been commercialized. The Company is focusing on developing and commercializing the remaining four systems, either in conjunction with its collaborative partners or through its own internal development activities. Similarly, the Company seeks to exploit its existing inhalation, DepoFoam injectable and other drug delivery technologies by entering into development contracts with established pharmaceutical companies. The Company believes that the expansion and integration of its existing capabilities will enable it to apply the technologies to a broader range of pharmaceutical products. In entering into collaborative arrangements, the Company’s goal is to cover all or a large part of its research and development costs and receive milestone payments upon the achievement of specified objectives.
•	Realize Research and Development Synergies between the Company’s Technologies. The Company believes that additional shareholder value can be created by the realization of research and development synergies between the Company’s technologies. For example, the DepoFoam and Biosphere technologies’ ability to encapsulate a wide spectrum of water-soluble drugs, involving small molecules, proteins and peptides, could expand the scope of the Company’s oral and inhalation technologies, particularly in the field of proteins and peptides. Additionally, the Company’s solubilization technologies will be used to complement and enhance the Company’s other drug delivery systems.
•	Broadening the Company’s Drug Delivery Technology Base. The Company’s pharmaceutical customers are increasingly requesting a broader range of delivery solutions. The Company is currently well placed with its oral, injectable and inhalation technologies and the acquisition of additional topical and enhanced solubilization technologies has further extended the Company’s opportunities. The Company intends to seek to acquire additional add-on technologies which are complementary to its existing technologies. Management intends to focus on technologies it believes are capable of commercial realization in the near term and will also seek to acquire or license new drug delivery platforms and enabling technologies.
Broadening the scope of the technology base will enable the Company to:
–	market a broader range of drug delivery solutions to its existing oral, inhalation and injectable customer base and to new customers;

–	decrease the risk normally associated with a single technology or product base; and
–	be a more competitive Company in the drug delivery industry and be better able to negotiate corporate partnerships on attractive terms.
•	Develop Existing and New Collaborative Agreements. In order to increase market exposure of its products and to capitalize on its collaborative partners’ market position and distribution capabilities, the Company intends to continue to develop its projects with its existing collaborative partners and to seek new partners, who will fund further development projects incorporating the Company’s technology. The Company’s existing collaborative arrangements typically provide for a customer-funded development project and contemplate a licensing arrangement (which may be entered into at the same time as the development project or at a later date) under which, if a project is commercialized by the collaborative partner, the Company would receive license fees and royalty payments from product sales. The Company believes that such arrangements may also serve to validate the Company’s technologies in the pharmaceutical markets and thereby assist the Company in attracting additional licensing arrangements on favorable terms.
•	Seek to Retain Manufacturing Rights on Future Collaborations. The Company believes that retaining manufacturing rights to its products should enable it to capture greater revenue and generate production economies of scale that may not be available to pharmaceutical companies seeking to apply the Company’s technologies to only one or a few products. The Company employs personnel who specialize in manufacturing, to commercial quantities, products utilizing the Company’s technologies.

Drug Delivery Platforms

Oral

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

     In addition to ease of manufacturing, the Company believes that the key features of the Geomatrix technologies are as follows:

•	Custom Design. Drugs can be formulated to deliver the release profile required by the client pharmaceutical company and drugs can be combined with other active substances to improve their effectiveness.
•	Versatility. Geomatrix can be applied to a wide range of small molecule drugs, including some with poor water solubility, and can target the site of release.
•	Controlled Rate of Diffusion. Geomatrix controls the rate of drug diffusion throughout the release process, ensuring 100% release of the active drug.
•	Reproducibility. Use of conventional high speed tableting processes allows a high degree of product consistency and uniformity.
•	Complete Disintegration. Geomatrix tablets disintegrate completely in the patient’s digestive system and leave no solid residue.

Release Profiles

     The flexibility of the Geomatrix technologies has enabled the Company to create a number of release profiles suitable for a broad variety of pharmaceuticals.

     The following sets forth a brief description of the Geomatrix systems.

•Zero Order Release	The Zero Order Release system provides a constant rate of drug release over a defined period of time. It is used primarily for drugs with short half-lives so that constant blood levels of the active drug compounds can be maintained with fewer doses. The Company has two approved Zero Order Release formulations currently on the market: Cordicant-Uno in Germany and Xatral OD in several European countries. Paxil CR, currently marketed in the U.S., has been developed using a combination of the Zero Order and Positioned Release technologies.
•Binary Release	The Binary Release system is used to provide the controlled-release of two different drugs in a single formulation. The drugs may be released at different rates and times, if desired. This system is designed for drugs that work best in combination. The Company has one Binary Release formulation that was approved and launched in the third quarter of 1997: Madopar DR in Switzerland.
•Quick Slow Release	The Quick Slow Release system provides a quick burst of drug release followed by a constant rate of release over a defined period of time. It is used primarily in drugs, such as arthritis medications, in which it is desirable to have an initial burst of release to achieve maximum relief in a short amount of time followed by a constant rate of release for sustained therapy. The Company has one approved Quick Slow Release formulation currently on the market: Diclofenac-ratiopharm-uno in Germany.
•Slow Quick Release	The Slow Quick Release system provides an initial constant rate of release followed by a quick burst of drug release at a predetermined time. This release profile is designed for medications to treat diseases, such as angina, that would benefit from increased therapy when the patient is sleeping because of the high incidence of nocturnal attacks.

• Positioned Release	The Positioned Release system is designed to deliver the tablet to a predetermined position in the digestive system before it begins to release the active drug compounds. This system is best suited to drugs for which it is desirable to begin release at a certain point in the gastrointestinal tract, for example in the case of drug compounds that are best absorbed by the human body at particular points in the upper gastrointestinal tract. Paxil CR, currently marketed in the U.S., has been developed using a combination of the Zero Order and Positioned Release technologies.
• Accelerated Release	The Accelerated Release system provides a constantly accelerating rate of drug release. This system is well suited for drugs such as H2-receptor antagonists that are preferentially absorbed in the upper part of the gastrointestinal tract.
• Delayed Release	The Delayed Release system provides a predetermined time lag before it begins releasing drug molecules. This system is designed for drugs such as certain cardiovascular medications for which the desired dosing time may be several hours after the patient takes the drug.
• Multiple Pulse	The Multiple Pulse system provides an initial quick burst of drug release followed by a predetermined period of no release followed by a second burst of drug release. This system is designed for drugs that may have certain side effects, such as appetite suppression, that are desired to be minimized at predetermined times in the day, such as mealtimes. To date, the Multiple Pulse system has only been subject to limited in vivo (human) clinical testing.

     Products formulated with the Zero Order, Binary Release, Quick Slow and Positioned Release systems are either currently on the market or about to be launched. There can be no assurance, however, that the Company will be able to develop successfully future products incorporating such delivery systems. At present, there are no products on the market that have been formulated with the Company’s Slow Quick, Accelerated Release, Delayed Release or Multiple Pulse systems. The Company is actively developing formulations utilizing some of these and other drug delivery systems, but there can be no assurance that these efforts will be successful.

Approved Geomatrix Products

     To date, six Geomatrix formulations of pharmaceutical products have received regulatory approval. Of these products, one is being marketed in Europe (Xatral 10mg OD), one in the U.S. (Paxil CR), two in Germany (Cordicant-Uno and Diclofenac-ratiopharm-uno) and one in Switzerland (Madopar DR).

     The following table sets forth certain information regarding the approved Geomatrix products.

Product	Indication	Regulatory Approvals and Year of First Approval	Geomatrix System	Collaborative Partner

Xatral 10mg OD	Genito–Urinary	Europe (2000)	Zero Order	Sanofi-Synthelabo
Paxil CR	Depression	U.S. (1999)	Positioned Release/Zero Order	GlaxoSmithKline
Dilacor XR	Hypertension and Chronic Stable Angina	U.S. (1992)	Zero Order	Watson
Cordicant-Uno	Hypertension	Germany (1994)	Zero Order	Mundipharma
Diclofenac-ratiopharm-uno	Arthritis	Germany (1995)	Quick Slow	Ratiopharm
Madopar DR	Parkinson’s Disease	Switzerland (1996)	Binary	Hoffmann-La Roche

     Xatral 10mg OD is a once per day Zero Order Geomatrix formulation of alfuzosin used for the treatment of the functional symptoms of benign prostatic hyperplasia (BPH), a common disorder in men over the age of 50, that was developed in conjunction with Sanofi-Synthelabo. Xatral is available in more than 80 countries world-wide as a two or three times a day formulation. In January 2000, Sanofi-Synthelabo announced that it had received the first batch of European marketing approvals for Xatral 10mg OD (“Xatral OD”). The product is now launched in France, the U.K., the Netherlands, Denmark, Sweden, Switzerland, Finland, Italy, Poland and Germany with other launches pending in the rest of Europe. In December 2000, Sanofi-Synthelabo submitted an NDA with the FDA for Xatral OD. In October 2001, Sanofi-Synthelabo announced that an ‘Approvable Letter’ had been received from the FDA for Xatral, registered in the U.S. as UroXatral®. SkyePharma received royalty revenues of approximately £0.6 million in 2001 that represented 1% of 2001 revenues for the Company.

     Paxil CR is a modified release version of Paxil/Seroxat (paroxetine) using a combination of the Positioned Release and Zero Order Geomatrix systems. Paxil is an FDA-approved drug that is currently marketed primarily in the United States and Europe. The currently marketed product is an immediate release formulation and is prescribed for central nervous system disorders. Paxil is the seventh largest selling drug in the world based on 2001 sales data, with worldwide sales of £1.9 billion. Paxil CR was filed with the FDA by SmithKline Beecham (now part of GlaxoSmithKline) in December 1997 and approved by the FDA in February 1999 for the 12.5 and 25 mg dosage forms. In early 2001 GlaxoSmithKline, the Company’s collaborative partner in the development of Paxil CR, announced that it had received an approvable letter from the FDA for a second CR indication, panic disorder and gave notification that it was working on third CR indication, pre-menstrual dysphoric disorder, a severe form of pre-menstrual syndrome. In March 2002, GlaxoSmithKline announced that it would be launching Paxil CR by the end of April 2002, and on April 19, 2002, the product was launched in the U.S.

     Dilacor XR is a once per day Zero Order Geomatrix formulation of diltiazem hydrochloride, a calcium channel-blocking agent indicated for hypertension and for the management of chronic stable angina. Dilacor XR was developed in conjunction with Rhône Poulenc Rorer (now part of Aventis Pharma). In June 1997, Rhône Poulenc Rorer granted Watson Pharmaceuticals an exclusive worldwide license to market Dilacor XR. In addition to being approved in the United States, Dilacor XR is also approved for sale in Australia, New Zealand, Korea, the Philippines and Germany. Marketing exclusivity for this product in the United States expired in June 1995. Accordingly, increased competition from generic manufacturers of controlled-release formulations of Dilacor XR has been experienced.

     Cordicant-Uno is a once per day Zero Order Geomatrix formulation of nifedipine, a calcium channel-blocking agent indicated for hypertension, which is approved for sale in Germany. Cordicant-Uno was developed in conjunction with and is marketed by Mundipharma, a private German pharmaceutical company. The Geomatrix controlled release technology in Cordicant-Uno enhances patient compliance and convenience by reducing the dosing requirement to once per day.

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

     Madopar DR is a once per day Binary Geomatrix formulation of levodopa and benzerazide, a combination therapy indicated for the treatment of Parkinson’s Disease which is approved for sale in Switzerland. Madopar DR was developed in conjunction with Hoffmann-La Roche. The Binary Geomatrix formulation of levodopa and benzerazide optimizes patient therapy and convenience by providing for the release of an enzyme inhibitor along with the drug compound without the co-administration of two pills. The Company is manufacturing this product for the Swiss market on behalf of Hoffmann-La Roche at its facility in Muttenz, Switzerland.

     No royalty revenue has been earned in respect of Cordicant-Uno, and £0.1 million royalty revenues were earned in respect of Diclofenac-ratiopharm-uno and Madopar DR in the year-ended December 31, 2001.

Geomatrix Products in Development

     There are currently three products in the development process that utilize the Geomatrix technologies. One such undisclosed product has been filed for approval in one European market. In addition, the Company has a number of projects in earlier stages of development. The following table sets forth certain information regarding some of the products in the Company’s development pipeline. For a description of the development process, including definitions for development status stages, see “Research and Development – Development Process for Brand-Name Pharmaceuticals”.

Product	Modified Release	Therapeutic Category	Development Status	Geomatrix System	Collaborative Partner

Undisclosed #1	Yes	Undisclosed	Filed	Zero Order	Undisclosed
Ropinirole	Yes	Central Nervous System	Phase II	Undisclosed	GlaxoSmithKline
Undisclosed #2	Yes	Undisclosed	Phase I	Delayed Release	Merck KGaA

     Undisclosed #1 is a new formulation of a drug that is currently marketed in Europe. The Company is developing a once per day Zero Order Geomatrix formulation that is expected to enhance patient compliance and convenience by reducing the dosing requirement to once per day. The Geomatrix formulation has been filed for approval in one European market. The Company believes that the current market for this category of drugs is extremely competitive. Accordingly, the extent to which the Company’s collaborative partner will elect to commercialize a successfully developed Geomatrix formulation is uncertain.

     Ropinirole is an FDA-approved drug that is currently marketed as Requip®, primarily in the U.S. and Europe by GlaxoSmithKline. As it is currently marketed, Requip is an immediate release formulation administered three times daily and is prescribed for Parkinson’s disease, a chronic progressive disease in which the degeneration of nerve cells in the brain eventually impairs the ability to control body movements. The Company is currently developing a once-daily version using its Geomatrix technology. The Geomatrix formulation is expected to provide a simplified regime for patients on Requip therapy that will improve patient convenience. The once-daily version is in Phase II clinical trials.

     Undisclosed #2 is a new formulation of a drug being developed for Merck KGaA utilizing the Geomatrix delayed release technology to deliver the dose at a precise time interval after administration. The new formulation being developed by the Company is in the scale-up/bio-batch stage of development.

Other Oral Products in Development

     NK-104 is a new lipid–lowering agent that has been developed by Kowa and submitted for marketing authorization in Japan. Phase II trials have been completed in Europe and have commenced in the U.S. NK-104 has been developed from a class of compounds called statins that have been shown to significantly reduce mortality in patients with high cholesterol and heart disease. The Company is responsible for providing materials for the scale-up and Phase III European and U.S. clinical trials which the Company anticipates will lead to the commercial manufacture of the compound.

Injectable

DepoFoam Injectable Technologies

     DepoFoam consists of microscopic, spherical particles composed of hundreds to thousands of chambers containing the encapsulated drug, with each chamber separated from adjacent chambers by a lipid membrane. DepoFoam formulations can be delivered into the body by a number of routes, including under the skin, within muscle tissue, into brain and spinal fluid, within joints and within the abdominal cavity. Because the components of DepoFoam are similar to lipids normally present in the body, the material is biodegradable and biocompatible. Typically, a DepoFoam particle consists of less than 10% lipid, with the remaining 90% consisting of drug in solution. The resulting DepoFoam formulation is stored under refrigeration in ready-to-use form.

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

     The Company believes that DepoFoam’s key advantage over traditional methods of drug delivery, including injections and oral administration, is that the sustained-release characteristics of

DepoFoam allow drugs to be administered less frequently and more conveniently. To attain the desired effect, conventional drug delivery often results in a dosage that delivers an initially high level of the drug followed by a sharp decline over a relatively short period of time, whereas DepoFoam formulations can provide a more consistent drug level over an extended period. As a result, DepoFoam products can potentially improve safety and effectiveness. For example, DepoCyt clinical trials have shown that DepoCyt has a therapeutic life of up to two weeks after a single intrathecal injection compared to one day with unencapsulated cytarabine.

     The Company believes that key features of DepoFoam, including lower initial drug levels and delivery of appropriate drug levels over an extended period of time, make it superior not only to traditional methods of delivering drugs, but also to other sustained-release delivery formulations. The Company believes DepoFoam may:

•	Enhance safety and efficacy. DepoFoam drug delivery may improve the ratio of therapeutic effect to side effects by decreasing the initial concentrations of drug associated with side effects, while maintaining levels of drug at therapeutic, sub-toxic concentrations for an extended period of time.
•	Improve convenience and lower overall treatment costs. DepoFoam formulations of drugs may offer cost savings by reducing the need for continuous infusion, the frequency of administration and the number of visits a patient must make to the doctor.
•	Expand types of drugs which can be delivered over an extended period of time. DepoFoam may be able to deliver proteins, peptides and nucleic acids more effectively.
•	Expand indications of currently marketed drugs. The appropriate release of drugs from a DepoFoam formulation may allow such drugs to be marketed for indications where they are currently not thought to be useful because of the limitations of current delivery methods.
•	Improve products through reformulation. DepoFoam may offer the potential to produce new formulations of generic products that may be differentiated from the nonsustained-release versions by virtue of reduced dosing requirements, improved effectiveness, additional applications or decreased side effects.

Approved DepoFoam Injectable Products

DepoCyt

     DepoCyt is the first product, utilizing the SkyePharma Inc.’s DepoFoam Injectable technology, to receive regulatory approval and be marketed. DepoCyt combines the Company’s DepoFoam with cytarabine, a drug used to treat neoplastic meningitis from lymphomas and solid tumors. DepoCyt was developed in collaboration with Chiron in the U.S., and until June 2000 with Pharmacia Corporation outside the U.S. It is currently marketed in collaboration with Chiron in the U.S., with Paladin Inc. in Canada, and is licensed for distribution to Elan in Europe and Nippon- Shinyaku in Japan.

Background

     Cancer from solid tumors, leukemia (a form of cancer involving white blood cells) or lymphomas (a form of cancer involving tissues of the lymphatic system) can spread to the soft tissue membrane of the brain and spinal cord. This type of cancer is called neoplastic meningitis. Because of the blood-brain barrier, drugs in the bloodstream do not penetrate well into the fluid which surrounds the brain and spinal cord. Thus, when cancer cells spread to this membrane, the most effective therapy is to inject anti-cancer drugs directly into the fluid which surrounds the brain and spinal cord. Cytarabine is one of several drugs most commonly used for this therapy. Cytarabine acts by inhibiting a vital enzyme in DNA synthesis, resulting in death of a dividing cell.

Therefore, the best results are obtained when the drug is localized in the vicinity of dividing cancer cells for an extended period.

     Because cytarabine does not last long in the fluid which surrounds the brain and spinal cord, frequent and repeated injections are necessary for effective treatment. The result is that neoplastic meningitis cannot be treated effectively without the use of repeated injections into the space between the brain and/or spinal cord and the membrane which surrounds them. These injections are inconvenient and uncomfortable for patients, require physician supervision and increase the risk of infection. Because of these and other factors, the disease is often under-diagnosed and frequently left untreated. Without effective treatment, life expectancy for patients diagnosed with this disease is between two and four months. Clinical trials to date have shown that DepoCyt maintained concentrations of cytarabine in the fluid which surrounds the brain and spinal cord for up to two weeks after a single injection as compared to approximately one day with traditional injections of cytarabine. As a consequence, the use of DepoCyt results in less frequent injections and may extend effective levels of the drug in the space between the brain and/or spinal cord and the membrane which surrounds them.

Clinical Development

     DepoCyt was developed in collaboration with Chiron Corporation in the U.S. and until June 2000 with Pharmacia & Upjohn S.p.A., an affiliate of Pharmacia Corporation. Since April 1994, SkyePharma Inc. has been conducting clinical trials of DepoCyt for the treatment of these cancers.

     In the Phase III clinical trial as originally designed and initiated in April 1994, patients with one of the three subtypes of neoplastic meningitis selected from multiple centers received either DepoCyt or standard therapy. Standard therapy for neoplastic meningitis from solid tumors is methotrexate and the standard therapy for neoplastic meningitis from leukemia and lymphoma is unencapsulated cytarabine. Within each subtype, at least 20 patients were to receive DepoCyt and at least 20 patients were to receive standard therapy. A total of 40 patients were to be treated for each subtype of the disease and a minimum total of only 120 patients were required to complete all three arms of the study. Enrollment of patients into the Phase III trial for neoplastic meningitis from solid tumors was completed in May 1996, and the data from the trial was analyzed subsequently based on a data cutoff date of October 1, 1996.

     In April 1997, SkyePharma Inc. completed the filing of a new drug application (“NDA”) for the treatment of cancers which have spread to the fluid surrounding the brain and spinal cord from solid tumors with the FDA. In December 1997, an advisory committee to the FDA declined to recommend approval of DepoCyt for the treatment of these cancers. In April 1998, SkyePharma Inc. filed an amendment to its new drug application which provided information on twice the number of patients included in the original filing. In May 1998, the FDA informed SkyePharma Inc. that the amended new drug application did not contain adequate information to support approval for DepoCyt for the treatment of these cancers. In August 1998, the FDA sent a letter to SkyePharma Inc. inviting it to submit a new drug application for DepoCyt for the treatment of cancers which have spread to the fluid surrounding the brain and spinal cord from the lymphatic system. This new drug application was filed in October 1998. In April 1999, the FDA approved DepoCyt for the treatment of neoplastic meningitis from lymphomas and the product was launched in the U.S. in May 1999.

     In October 1999, SkyePharma Inc. discovered that two lots of DepoCyt did not meet specifications and recalled these lots. Investigations identified that changes in a supplier’s manufacturing process for a raw material resulted in product which did not meet all specifications throughout the shelf-life. SkyePharma Inc. and Chiron Corporation voluntarily withdrew DepoCyt from the market. There were no adverse events attributed to the recalled batches, and the product was made available to patients on a compassionate basis. In March 2001, the FDA gave clearance to return DepoCyt to the market.

     In November 1999, SkyePharma Inc. received marketing approval for DepoCyt from the Canadian regulatory authorities for the treatment of neoplastic meningitis from lymphomas and solid tumours. The Canadian marketing and distribution rights were licensed to Paladin Inc. in June 2000.

     Pharmacia Corporation filed for marketing approval of DepoCyt to be used in the treatment of cancers which have spread to the brain and spinal cord from both the lymphatic system and solid tumors in Europe but subsequently withdrew the application until additional data could be provided. In October 1999, Pharmacia Corporation refiled for marketing approval in Europe and its filing was accepted by the regulatory authority. In June 2000, Pharmacia Corporation notified the Company that it was terminating the marketing and distribution agreement with the Company for DepoCyt. Pharmacia Corporation assigned the European marketing application to the Company, and the Company continued to pursue European marketing approval.

     In April 2001, the Company received notification that the CPMP had recommended the granting of marketing authorization for DepoCyt, marketed in Europe as DepoCyte, for the treatment of neoplastic meningitis from lymphomas. The CPMP’s recommendation was forwarded to the European Commission for ratification. In June 2001, the Company licensed the marketing rights for DepoCyte in Europe and the Philippines to Elan. Under the terms of the agreement, SkyePharma received a $10 million signing fee and will receive significant milestone payments on commercialization of DepoCyte and additional milestone payments if DepoCyte reaches certain sales targets. These additional milestone payments could total $13  million. In addition, SkyePharma will manufacture and supply DepoCyte to Elan and will receive a supply price equal to a fixed percentage of net sales. In August 2001, the European Commission ratified the positive recommendation received from the CPMP by granting marketing authorization for DepoCyte throughout the European Union.

     In June 2001, the Company licensed the marketing and distribution rights for DepoCyt in Japan and Taiwan to Nippon-Shinyaku.

Additional Territories and Indications

     The Company is currently conducting a clinical trial to support a claim for solid tumor treatment in the U.S. and Europe.

DepoFoam Injectable Products in Development

     The table below summarizes DepoFoam products currently under development. The stages of the development process: pre-clinical, Phase I, Phase II and Phase III are explained under “Research and Development – Development Process for Brand-Name Pharmaceuticals”.

Product	Intended Use	Development Status	Collaborative Partner

DepoMorphine (morphine)	Acute post—surgical pain	Phase III	SkyePharma
DepoBupivacaine (bupivacaine)	Regional pain	Phase I completed	SkyePharma

DepoMorphine

     The Company is developing DepoMorphine for use in moderating acute pain following surgery. This product is intended for administration into a space near the spinal cord (the epidural space) and may provide up to two days of pain relief following surgery. DepoMorphine may replace repeated administration of pain medicines and use of patient controlled analgesia devices.

     The Company has completed formulation development and initial manufacturing scale-up. Pre-clinical studies in animals showed that DepoMorphine provided a minimum of two to three days of pain control following a single epidural injection. One characteristic of certain DepoFoam formulations of drugs is that an enhanced local effect may occur with limited side effects throughout the body. A number of studies in animals have confirmed that there are high levels of morphine at the injection site and in the fluid in the spinal cord with very low levels in the blood. These data also show a sustained effect of the morphine.

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

     In February 2000, the Company announced that in Phase II clinical trials, DepoMorphine, when given to patients as a single pre-operative epidural injection using hip replacement surgery as the pain model, showed a statistically significant dose-related reduction in post-operative fentanyl usage and pain intensity scores relative to placebo for up to 48 hours. For patients requesting post-operative fentanyl, pain intensity at time of first request was rated “severe” in 57% of placebo patients but rated “severe” in only 21%, 9% and 4% in the patients dosed with 10mg, 20mg and 30mg of DepoMorphine respectively.

     In January 2001, the Company announced that it had started its Phase III clinical trials for DepoMorphine. The Phase III clinical trials will involve approximately 750 DepoMorphine treated patients in the U.S. in a variety of surgical procedures. In January 2001, the Company also announced that it had entered into an Agreement with the Paul Capital Royalty Acquisition Fund, L.P. (“Paul Capital”) to develop DepoMorphine. Details of the agreement with the Paul Capital are explained below in “- Collaborative Arrangements”.

DepoBupivacaine

     The Company is developing DepoBupivacaine, a DepoFoam formulation of the widely used local pain medicine bupivacaine for controlling post-surgical or post-injury pain. Pain associated with surgery or injury is often treated with local anesthetics. However, the usefulness of local anesthetics is frequently limited by their short period of effectiveness following administration which results in recurrence of pain and the need for repeated drug administration by a medical professional. One dose of DepoBupivacaine is expected to provide 24 hours of regional pain relief, compared to two to six hours following conventional bupivacaine administration.

     SkyePharma Inc. has successfully encapsulated bupivacaine into DepoFoam. Initial studies have shown that DepoBupivacaine is released slowly from the site of injection, resulting in prolonged duration (more than 24 hours) of pain relief following a single-dose administration. The Company completed Phase I clinical trials for DepoBupivacaine during 2001.

     The Company believes that a DepoFoam formulation of a local anesthetic may complement its current DepoMorphine program and that the DepoMorphine and local anesthetic formulations may give physicians improved drugs to manage post-operative pain.

DepoAmikacin™

     Another product in the Company’s development pipeline is DepoAmikacin, a DepoFoam formulation of an antibiotic, amikacin. SkyePharma Inc. has successfully encapsulated amikacin in DepoFoam and has tested various formulations in animals. SkyePharma Inc. completed a Phase I clinical trial for DepoAmikacin in April 1996 in which the drug was found to be well-tolerated for all dosage levels studied. In order to focus SkyePharma Inc.’s resources on DepoCyt, DepoMorphine, DepoBupivacaine and partner-funded feasibility programs, SkyePharma Inc. has put on hold further development of DepoAmikacin and this product is under ongoing consideration by the Company.

Other Injectable Collaboration and Development Projects

     On December 12, 2001, the Company announced the completion of several agreements concerning the development of Astralis’ novel injectable vaccine therapy, for the treatment of all forms of psoriasis, a chronic skin disorder. A first generation of Psoraxine™, developed by Astralis, has completed clinical studies in Venezuela with encouraging results. Under the terms of a technology access agreement, the Company will receive from Astralis a $5 million license fee, which will be recognized as revenue over the lifetime of the contract, for access to DepoFoam and other relevant drug delivery technologies. In addition, through a service agreement, the company will provide all development, manufacturing, pre-clinical and clinical development services to Astralis for second generation Psoraxine, up to the completion of Phase II clinical studies. On completion of Phase II studies, Astralis will offer SkyePharma the option to acquire the worldwide licensing and distribution rights to Psoraxine. If SkyePharma does not take the option, Astralis will seek a marketing partner to fund Phase III clinical studies and to provide a sales and marketing infrastructure. The Company anticipates that an Investigational New Drug (IND) application to start Phase I-B clinical studies will be filed with the FDA in 2002.

     In a separate transaction, the Company will make a total equity investment in Astralis of up to $20 million in convertible preferred shares, on payment for which the Company will own 15.3% of Astralis. The Company made an initial investment of $10 million on signing the agreement. Two additional investments of $2.5 million were made on January 31, 2002 and April 30, 2002. The remaining $5 million investment will be paid in instalments, at times and in quantities, and subject to certain conditions, up to January 31, 2003.

New Product Feasibility Programs

     The Company is also evaluating, in conjunction with Chugai and other undisclosed corporate partners, DepoFoam formulations of several additional compounds including macromolecules. These projects are all at the pre-clinical stage of development. The objectives of these programs are to:

•	determine whether DepoFoam can be combined with the candidate drugs;
•	evaluate drug release characteristics in the lab and in animal tissue; and
•	conduct initial effectiveness and/or safety studies in animal models to demonstrate potential clinical utility and advantages of the DepoFoam formulations.

Biosphere Technologies

     The Biosphere drug delivery system, acquired in May 2002, provides sustained release of injectable proteins and peptides. The first human administration of coated and uncoated starch Biosphere microspheres containing no active drug took place in 2001. The study, involving 16 subjects, is complete, and no significant adverse reactions were reported. The Company believes that the Biosphere injectable technology will complement our DepoFoam sustained release injectable expertise in providing additional delivery options for proteins and peptides.

Inhalation

Inhalation Technologies

     The Company is developing advanced inhalation drug delivery technologies that are designed to deliver medicines via a patient’s lungs without relying on CFC-based propellants. CFC-based propellants have recently come under pressure from the global environmental lobby. The 1997 Montreal protocol signed by more than 140 countries aims to eliminate the manufacture, use and sale of CFC propellants by 2005. This pressure for the phasing out of CFCs has led to an increased focus on the development of both non-CFC metered dose inhalers (“MDIs”) and dry powder inhalers (“DPIs”). The Company is currently working with two types of inhalation drug delivery systems: non-CFC MDIs and DPIs. In its MDI development work, the Company focuses on the formulation of drugs for use in MDIs manufactured by third parties. In its DPI development work, the Company focuses both on the development of the device and on formulating of drugs for use with the device.

     In both its MDI and DPI development work, the Company’s objective is to maximize the efficiency of the delivery system while addressing commercial requirements for reproducibility, formulation, stability, safety and convenience. The Company has assembled a team of researchers with substantial experience in both powder and aerosol science and is applying this expertise to develop proprietary techniques and methods that it believes will produce stable and reproducible dry powder and aerosol formulations. To achieve this goal, the Company is combining an understanding of lung biology, aerosol science, chemical engineering and mechanical engineering.

MDI Technologies

     Metered dose inhalers, the most widely used systems for inhalation drug delivery, have been in existence for more than 40 years and are primarily used to deliver asthma medications and other small molecule drugs to the lung, although significant advances have been made in recent years in the delivery of large molecule drugs, such as peptides and proteins, via the lung. The drugs are typically packaged in a portable canister as a suspension or solution in a volatile propellant. The primary technical challenge in developing a non-CFC MDI results from the fact that the two most widely used non-CFC propellants, HFA 134a and HFA 227, behave differently from CFC gases because of their physio-chemical characteristics. This has resulted in a need for a complete reformulation of the MDI device rather than a simple substitution. Among other things, this means that the mechanical components of the MDI device, especially the valves and gaskets, must be completely reformulated to work properly with non-CFC gases. The Company’s work in this area has resulted in a high level of expertise in the evaluation of valves and gaskets utilized in the MDI device. The Company is currently developing aerosol formulations of a range of generic or off-patent drugs for the treatment of asthma. In its formulation work, the Company is working with both the HFA 134a and HFA 227 propellants.

Dry Powder Technologies

     Dry powder inhalation technology has emerged as an effective means of delivering asthma medications to the pulmonary system without the use of CFC propellants. DPIs rely on the patient’s own lung power to deliver a fine dry powder suspension to the lung. DPI drug compounds are formulated in solid form and packaged in portable containers. Most DPIs currently on the market provide medicine in a pre-metered single dose form, such as a gelatine capsule or blister pack. Under the brand name “SkyeHaler” the Company is developing a DPI with a drug reservoir with the capacity to deliver up to 300 doses.

     The primary technical challenge in developing a DPI device is to design a product that offers accurate and uniform dosing at variable flow rates of inhalation. Although additional testing remains to be performed, the Company believes that it has solved this problem by designing and incorporating valves in its DPI that make it flow-rate independent at inhalation rates of between 25 and 60 litres per minute. The Company’s DPI is fully breath-actuated and offers an easy-to-use mechanism that is capable of delivering uniform doses. In addition, the device benefits from a counter that keeps track of how many doses remain in the device.

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

     The Company’s SkyeHaler is currently in Phase III clinical trials with a new formulation of Novartis’ Foradil asthma drug. Although the device is subject to additional testing and validation, the Company believes that its DPI benefits from the following features:

•	Flow Rate Independent. The Company’s DPI offers accurate and uniform dosing at variable flow rates of inhalation of between 25 and 60 litres per minute.
•	Breath Activated. The Company’s DPI relies on the patient’s own lung power to deliver a fine powder suspension to the lung.
•	Uniform Delivery. The Company’s DPI offers an easy-to-use mechanism to deliver consistent and uniform doses to the lung.
•	Dose Counter. The Company’s DPI incorporates an easy-to-read dose counter that keeps track of how many doses remain in the device.

     The Company is continuing to seek additional collaborative partners to further develop and commercialize its inhalation drug delivery technologies. The Company’s strategy is to enter into development contracts with established pharmaceutical companies. In entering into collaborative arrangements, the Company’s goal is to cover all or a large part of its research and development costs and receive milestone payments upon the achievement of specified objectives. The Company would expect to receive royalties from its partners based on sales of products incorporating the Company’s pulmonary drug delivery technologies.

Inhalation Products in Development

     The table below summarizes inhalation products currently under development. The stages of the development process: Feasibility, Phase I, Phase II and Phase III are explained under “Research and Development – Development Process for Brand-Name Pharmaceuticals”.

Product	Therapeutic Category	Development Status	Inhalation System	Collaborative Partner

Foradil® (formoterol)	Asthma	Phase III	DPI	Novartis
HFA – formoterol	Asthma	Phase I	HFA – MDI	SkyePharma
Undisclosed	Asthma	Feasibility	HFA – MDI	Sepracor
Pulmicort®MDI (budesonide)	Asthma	Feasibility	HFA – MDI	AstraZeneca
AD 313	COPD	Feasibility	—	Arakis

Foradil

     In November 1998, the Company and Novartis agreed to jointly develop a new formulation of Novartis’ Foradil asthma drug using the Company’s SkyeHaler. The Company will be responsible for development of the drug in its finished form, to include supplying both the powder and the device as a product to Novartis. The Company plans to produce the product at its Lyon facility. Under the arrangement, Novartis has paid the Company a technology access fee of £0.4 million and has made an equity investment in the Company amounting to £6.1 million. Novartis has also agreed to pay the Company royalty income on future worldwide sales of the drug. In return, the Company has granted Novartis an exclusive worldwide license to market Foradil in the new delivery form. Foradil (formoterol fumarate) is a long-acting bronchodilator used in the treatment of chronic asthma. It is currently marketed in over 60 countries and achieved worldwide sales in 2001 of CHF 390 million. In October 1999, the Company and Novartis announced that this new formulation of Foradil had entered clinical trials. Phase III clinical trials commenced in the second half of 2000 and continued throughout 2001. The Company is producing DPI devices for the clinical trials, filled with the new formulation of Foradil, at its Lyon production facility. A joint U.S. and European filing is anticipated within the next twelve months.

HFA-formoterol

     In March 2002, the Company announced that it had entered into a second agreement with Paul Capital. Under the terms of the agreement, Paul Capital will pay SkyePharma $30 million over the next two years, principally to fund the clinical development of propofol and the Company’s hydro-fluoro alkane (“HFA”) formulation of formoterol (“HFA-formoterol”). In return Paul Capital will receive a portion of the future royalty and revenue streams from these, and seven other, products from the Company’s pipeline. The seven products referred to are the lipid-lowering drug fenofibrate, an anti-cancer agent busulfan, an intravenoious formulation of the anti-biotic oxytetracycline, oral budesonide to treat inflammatory bowel disease, HFA-budesonide and Foradil both treating asthma and the anti-depressant Paxil CR. The Company’s HFA-formoterol, the long-acting beta-2 agonist will be used in metered dose inhalers to treat asthma. HFA-formoterol will enter human clinical studies during 2002, targeting an anticipated product launch in 2004.

Undisclosed

     In October 1998, the Company and Sepracor Inc. agreed to jointly develop a range of metered dose inhaler formulations containing Sepracor’s chiral forms of asthma drugs. Under the arrangement, the Company will be responsible for formulation development, scale-up to pre-production quantities and will supply clinical trial materials. Sepracor has retained commercial manufacturing rights, and has received an exclusive license from the Company to distribute and sell the resulting products worldwide. Sepracor has agreed to fund the Company’s development costs, to make certain milestone payments to the Company on achievement of specified development objectives and to pay the Company future royalties on Sepracor’s net sales of the products.

Pulmicort MDI

     On January 7, 2002, the Company announced exclusive agreements with AstraZeneca PLC to develop the next generation of AstraZeneca’s Pulmicort (budesonide) metered dose inhaler. The Company will apply one of its inhalation delivery technologies using hydro-fluoro alkane (“HFA”) as propellant to replace CFC’s in the currently marketed MDIs. Under the terms of the agreement, the Company will be responsible for all pre-clinical and clinical development, as well as compiling regulatory filings for marketing approval. The Company received a signing fee of $2 million and payments under the agreement total up to $10 million, payable on the achievement of certain development and regulatory milstones up to the granting of marketing approval. AstraZeneca has also agreed to pay the Company royalty income on future net sales of the HFA-based product. The Company has already developed an internal formulation of budesonide, the active ingredient in Pulmicort that is pharmaceutically stable and suitable for use in an HFA-MDI. Phase I clinical studies on the AstraZeneca formulation are expected to commence in the second half of 2002.

AD 313

     On July 16, 2001, the Company and Arakis Ltd announced that they had entered into an agreement to jointly develop AD 313, a novel tissue-remodelling agent for treating Chronic Obstructive Pulmonary Disease (“COPD”), using the Company’s proprietary inhalation formulation and device technology. The Company and Arakis will contribute proprietary intellectual property and know-how to the venture. The Company will contribute its proprietary inhalation formulation and device technology and expertise. Arakis will provide the initial AD 313 intellectual property along with clinical development expertise. The two companies will jointly fund AD 313, manage product development, and upon commercialization share rewards equally. AD 313 is currently being developed in nebulized form with the potential to use either SkyePharma inhalation system. The potential of AD 313 and its novel mechanism have been confirmed in a clinical proof of concept study conducted by Arakis in COPD patients.

Other Inhalation Collaborations

     In March 2000, the Company announced that it had entered into a collaboration agreement with PA Recruitment Services Holding S.A. (part of the PA Consulting Group) for the development of a range of non-CFC propelled metered dose asthma products in conjunction with a breath-actuated inhaler. Under the terms of the collaboration, the Company will provide its expertise in non-CFC metered dose formulation, and PA Consulting will provide its breath-actuated inhaler device currently under development. The first phase of the development, which included the finalization of the device design and the formulation of two initial compounds to be delivered using the device “Xcelovent”, was completed in early 2001 and pre-clinical lung deposition studies have started. The collaboration is an exclusive arrangement in the field of asthma and COPD. The original collaboration agreement terminated on December 31, 2001. A contract extension has been negotiated and was signed on June 13, 2002.

Topical

Topical Technologies

HA-Based Technologies

     The Company’s HA-based technologies are topical drug delivery technologies are based on HA, a natural polymer, which is designed to maintain efficacy and localize the delivery of drugs to the skin for the treatment of a variety of skin disorders. HA is a long-chained polysaccharide that is a major constituent surrounding cells in most animal tissues. In solution HA’s coiled structure acts as a net which can entrap a wide variety of drug compounds. HA is attracted to and adheres to specific receptors on cell membranes which can be found in increasing numbers at sites of damage and disease in the body. This means that drugs can potentially be targeted to and held at the site where the drug is needed.

Advantages of HA-Based Technologies

     HA’s safety profile, its ability to carry drugs and its potential targeting characteristics make it an excellent vehicle for drug delivery. The Company anticipates that by enhancing the delivery of a specific drug, treatment with HA formulations might require less drug compared to treatment with the drug administered by itself. As a result the Company believes formulations employing HA-based technologies may result in decreased systemic side effects or enhanced therapeutic effect.

Crystalip, DermaStick and ES-Gel

     In January 2001, SkyePharma announced that it had licensed certain rights to three topical drug delivery technologies, Crystalip, DermaStick and the ES-Gel system, from Bioglan. Crystalip enhances stability of drugs by embedding them in lipid crystals. Suitable for hydrophilic or hydrophobic drugs, the drug is released as the lipid melts at skin temperature. DermaStick presents the active ingredient in a wax stick, which facilitates controlled application to affected skin. ES-Gel is a semi-solid formulation producing enhanced solubility of drugs and providing substantially increased bioavailability by the transdermal route. In May 2002, SkyePharma acquired the rights to DermaStick, Crystalip and ES-Gel that had remained with Bioglan after the January 2001 development and commercialization licensing agreement with Bioglan.

Advantages of Crystalip DermaStick and ES-Gel

•	Crystalip. The major advantage of Crystalip comes from its versatility, as it can be formulated as a spray, lotion, cream or paste. Additionally, it can stabilize lipophilic and hydrophilic actives, provide photostabilization, and due to its anti-microbial effect can be free from preservatives leading to a low risk of toxic or allergic reactions. There are no direct competitors to Crystalip in providing both stabilization of lipophilic and hydrophilic drugs combined with an anti-microbial effect.
•	DermaStick. A major advantage of DermaStick over existing stick technologies is that it avoids the problem of poor homogeneity of stick formulations. This poor homogeneity is experienced because the active is suspended in the vehicle, and during the solidification process the suspended active is allowed to sediment. The DermaStick avoids this issue by holding the active in solution and thereby allowing manufacture of homogeneous sticks.
•	ES-Gel. The system will primarily compete with transdermal patch technologies. Other than the avoidance of the need for a patch, the major advantage is ES-Gel’s ability to deliver low water soluble compounds through the skin and to do this without the use of penetration enhancers. The resultant products may also be significantly lower cost compared to patches and most other transdermal delivery systems.

Approved Topical Products

Solaraze

     The first approved drug product using HA-based technology is Solaraze. Solaraze is a topical gel used to treat actinic keratosis, a pre-cancerous skin condition caused by constant over-exposure to the sun. It is a formulation of HA and the non-steroidal anti-inflammatory drug diclofenac. Solaraze has been shown to be an effective topical product for actinic keratosis. Compared to other actinic keratosis treatments, Solaraze is non-invasive, non-scarring and is well tolerated by patients.

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

     On March 13, 2000, the Company entered into an agreement with Bioglan for the manufacture, marketing and distribution of Solaraze in Europe. Under the terms of the agreement Bioglan paid the Company an up-front licensing fee and agreed to pay the Company royalties on sales of Solaraze by Bioglan or by sub-licensees of Bioglan. In December 2000, the Company entered into a further agreement with Bioglan for the license of marketing rights to the U.S., Canada and Mexico for Solaraze. As a result of the agreement with Bioglan for the U.S., Canada, and Mexico, Bioglan paid a $14 million fee and agreed to pay further significant milestone payments upon commercialization of Solaraze. Additional milestones were also agreed to be paid if Solaraze met certain sales targets in each of the first 5 years together with a royalty on net sales. The licenses granted under the two agreements with Bioglan ran until 2013, the latest date on which any of the related patents expire. Solaraze received marketing approval in both Europe and the U.S. Bioglan launched Solaraze in the UK in May 2001, Germany in August 2001 and Sweden in October 2001.

     On November 20, 2001, the Company announced that it had served notice to terminate all agreements with Bioglan concerning the licence of Solaraze for marketing in Europe, USA, Canada and Mexico. Bioglan was asked to provide redress for certain material breaches raised in the notice. In December 2001, SkyePharma announced the withdrawal of this termination notice following announcements from Bioglan concerning certain arrangements with its banks and Quintiles Transnational Corp. (“Quintiles”). Bioglan received £15 million from Quintiles in return for the U.S., Canadian and Mexican rights to market and sell Solaraze. To enable Bioglan to complete these arrangements, SkyePharma agreed, amongst other matters, to withdraw its notice to terminate all agreements concerning Solaraze. In addition, SkyePharma agreed the transfer of rights to market Solaraze in the U.S., Canada and Mexico from Bioglan to Quintiles, in consideration of which Quintiles paid SkyePharma $5 million. Bioglan agreed to pay SkyePharma $12.5 million in settlement of monies owing under the license agreements between the two companies for the sales and marketing of Solaraze in U.S., Canada and Mexico. Quintiles subsequently launched Solaraze in the U.S. in January 2002.

     On February 21, 2002, the affairs of Bioglan were placed into administration. On May 13, 2002, following negotiations with the Administrators of Bioglan, SkyePharma announced an agreement to transfer all rights to market Solaraze in Europe to Shire for a total consideration up to £15 million, plus royalties on European sales. Of this total consideration, £2.1 million is contingent on conditions, including Solaraze’s launch in certain European countries.

     In January 2001, SkyePharma PLC entered into an agreement with Meditech Research Limited (“Meditech”) which included a license to commercialize Solaraze in Australia, New Zealand, Malaysia and Singapore. SkyePharma would receive a 15% share of all amounts Meditech received from either commercializing or licensing Solaraze and associated products in the above territories. After Australian regulatory approval was obtained, Solaraze was to be marketed by Meditech, or its sub-licensee, Faulding Limited. SkyePharma agreed to work with Meditech to expedite approval. Independently Meditech obtained a non-exclusive license over the HA-Based Technology to exclusively exploit its anti-cancer HyACT™ project worldwide. Meditech agreed to pay SkyePharma 10% of all net revenue it receives from the HyACT project. However, the first A$5 million Meditech receives by way of reimbursement of development expenses would not be subject to the 10% royalty. In May 2002, Jagotec AG entered into an agreement with Meditech Research Ltd under which firstly the previous agreement of January 2001 was declared null and void. Secondly, the parties agreed on new licensing terms for one Jagotec patent. That patent was exclusively licensed to Meditech for worldwide use for intratumoral and injection. Additionally, under the terms of the May 2002 agreement, Jagotec AG assigned to Meditech certain other patents acquired from Cade Struktur which would be of benefit to Meditech. In consideration for the exclusive licence and assignment of patents, Meditech have agreed to pay Jagotec AG a lump sum together with a royalty of 8% of net sales or 12% of net sub-licensing proceeds received from the sales of its HyACT products.

Topical Products in Development

     Hyclinda is a topical gel to treat acne, which was developed by Cade Struktur and latterly under license by Shire and for which pivotal Phase III trials have been completed. In 2002, the Company recovered the rights to Hyclinda from Shire and intends to complete the data package and prepare to file for marketing approval in the U.S. and Europe during 2003. A new marketing partner is currently being sought.

Solubilization

Solubilization Technology

     Solubility of drugs is an essential factor for all drug delivery systems, independent of the route of administration. Poor solubility leads to a range of problems including poor bioavailability, increased toxicity, variability of absorption when taken with food and poor efficacy. The Company believes that a large number of existing marketed drugs and newly synthesized compounds have solubility problems. The acquisition of nano-particulate technology from Medac and the IDD technology from SkyePharma Canada provides the Company with access to important enabling technologies for the enhanced delivery of poorly water-soluble drugs.

     Nano-particulate technology aims to improve a drug’s solubility by reducing the size of the particles. It has been demonstrated in laboratory testing that the saturation solubility of many drugs can be improved by reducing particle size below one micron in diameter. The nano-particles are produced via a process of homogenization whereby a therapeutic compound dispersed in a solvent or a compound carrier system is subjected to size reduction forces in a homogenizer. A homogenizer is a device where material is pushed through a narrow chamber at very high pressure. The process breaks down the particles of the compound and generates particles in the nanometer size range.

     The nano-particulate technology acquired from Medac was originally developed by a team of researchers at the Free University of Berlin in the early 1990s and was subsequently licensed to Medac which pursued the development of the technology. The nano-particulate technology acquired from Medac consists of three separate techniques:

•	nano-suspensions, a dispersion of pure drug without any matrix;
•	solid lipid nano-particles, solid solutions of drugs in a lipid matrix; and
•	solid polymer nano-particles, solid solutions of drugs in a solid polymer matrix.

     The IDD technology platform acquired with the acquisition of SkyePharma Canada has been developed since the early 1990s with over $50 million having been invested in the technology and development of a proprietary product pipeline. To date, no products using the IDD technology have been approved. The IDD technology incorporates the following methods:

•	MicroParticle (IDD-P™), phospholipid stabilized sub-micron to micron sized water-insoluble drug particles. This approach can be used for a wide range of insoluble drugs to be administered via the oral, topical, injectable, implantable or inhaled routes; and
•	MicroDroplet (IDD-D™), phospholipid stabilized emulsions of water-insoluble drug particles. This approach is available also to a restricted range of drugs, limited by solubility in biocompatible oils, administered by the injectable route.

     The IDD technology acquired with SkyePharma Canada is complementary to the Company’s existing nano-particulate technology acquired from Medac, and, therefore, the Company expects to be able to provide customers with a wider range of patented solubilzation technologies. It is intended that the SkyePharma solubilization technologies will also be used to complement and enhance the Company’s other drug delivery systems.

Advantages of solubilization technologies

     The Company believes that its solubilization technologies acquired from Medac and SkyePharma Canada offer a number of potential advantages over other solubilization technologies being developed by pharmaceutical and biotechnology companies. These include the following:

•	A variety of solutions. The SkyePharma technology encompasses five different approaches: nano-suspensions, solid lipid nano-particles and solid polymer nano-particles, MicroParticle and MicroDroplet which offer a number of different methods to address solubility problems.
•	Simplicity of manufacturing process. All particles are produced on the same relatively simple equipment, which may reduce the investment cost and complexity of the manufacturing operation.
•	Rapid manufacturing process. The homogenization part of the manufacturing process typically takes 1 to 2 hours which is significantly shorter than other processes used by competitors.
•	Narrow particle size range. The particles produced are within a narrow size range.

Solubilization Products in Development

     The table below summarizes products currently under development based on the solubilization technologies. The stages of the development process: Phase I, Phase II, Phase III and Filed are explained under “Research and Development – Development Process for Brand-Name Pharmaceuticals”.

Product	Therapeutic Category	Development Status	Solubilization System	Collaborative Partner

Undisclosed	Bacterial diseases	Filed	IDD – P	IDEXX Labs
Propofol	Anesthesia	Phase II	IDD – P	SkyePharma
Busulfan	Oncology	Phase II	IDD – P	SuperGen
Fenofibrate	Cardiovascular	Phase I	IDD – P	Undisclosed

Undisclosed

     The Company has licensed its IDD technology to Blue Ridge Pharmaceuticals, Inc., a subsidiary of IDEXX Laboratories, Inc. (“IDEXX”), to be applied to a range of water insoluble veterinary drugs. IDEXX is developing a number of products utilizing the IDD technology, with one product currently undergoing regulatory review at the U.S. Food and Drug Administration Center for Veterinary Medicine. The Company will provide formulation and scale up support to IDEXX and will receive royalties upon commercialization of the products.

Propofol

     Propofol is the active ingredient in AstraZeneca’s Diprivan, a leading injectable anesthetic, which achieved sales in 2001 of $465 million. The Company is developing an improved formulation of propofol using its IDD technology. Patents began to expire on Diprivan in 2000. Diprivan has problems with micro-organism growth if the product is not properly handled and also may cause the build up of fats in the body. The IDD formulation is inherently anti-microbial and offers significant improvement in both these areas. The Company has completed Phase I trials on IDD Propofol and Phase IIb trials will commence during 2002 with a target launch date, on successful completion of clinical trials, in 2005.

Busulfan

     The Company is developing an injectable formulation of Busulfan, in partnership with SuperGen, using its IDD-P technology. Busulfan is currently marketed by SuperGen in oral form. The new formulation is being developed for bone marrow transplants in pediatrics. The new formulation does not contain dimethyl acetamide (“DMA”), does not require refrigeration and is currently in Phase II.

Fenofibrate

     The Company is developing an improved formulation of fenofibrate, in partnership with an undisclosed pharmaceutical company. Fenofibrate is a lipid-lowering drug launched by Abbott in the U.S. in 1998. Currently marketed forms of fenofibrate had sales in 2001 of over $500 million. The IDD formulation is a lower dose product providing blood levels similar to the 200mg currently marketed form. The new formulation is currently in Phase I trials.

New Product Feasibility Programs

     SkyePharma Canada has signed an exclusive agreement with Baxter Healthcare Corporation (“Baxter”) to collaborate on the use of the IDD technology for the formulation of injectable New Chemical Entity (“NCE”) medications. Baxter will work with its pharmaceutical company clients to develop injectable formulations for insoluble medications utilizing the IDD technology and its expertise in formulating and manufacturing injectable drugs. One of the most challenging issues in the development of many pharmaceutical products is formulating a water-insoluble NCE – a drug molecule that cannot be dissolved in water – so that it can be administered to patients in an injectable form. Under the terms of the agreement, SkyePharma Canada will receive milestone payments from Baxter based on certain events leading to the commercialization of the first product under the collaboration. In addition, SkyePharma Canada will receive a proportion of license fees, milestone payments and royalties on net sales of the IDD formulated injectable medications developed by Baxter for Baxter’s global pharmaceutical company partners. Baxter has exclusive manufacturing rights to these products. Where SkyePharma Canada develops products for Baxter’s partners, SkyePharma will pay to Baxter a proportion of the milestones and royalties earned.

     In addition to the above described products, SkyePharma Canada has a number of deals for feasibility studies on third party compounds which are at an early stage of development. SkyePharma Canada has disclosed alliances with Schering Plough Corporation and other non-disclosed partners on drugs formulated using IDD technology. SkyePharma Canada owns or has exclusively licensed twenty two patents and has submitted twenty three patent applications on its IDD technology in the U.S. SkyePharma Canada has also filed related patent applications on its IDD technology in other countries and regions.

Generics

     The Company historically applied the Geomatrix technologies to off-patent (generic) drugs. In many of these cases, the Company developed controlled-release versions of brand-name pharmaceuticals whose patent protection or marketing exclusivity had expired or was about to expire. Prior to 1998 the Company filed Abbreviated New Drug Applications (“ANDAs”) for six generic products, one for a Geomatrix formulation of Isosorbide Mononitrate or ISMN (Imdur®), three for a group of injectable drugs developed for the Company by Synthon, one for a Geomatrix formulation of Naprelan® (Naproxen) and one for a generic version of Cylest (Pemoline) developed together with Oread. The Company has signed one licensing agreement in respect of its generic pharmaceutical product candidates, and in November 1999, the Company announced that the FDA had approved the Company’s application to manufacture and market its generic once-daily sustained release formulation of ISMN. The Company has been in discussions with a number of potential marketing partners for this product but has experienced difficulty in finalizing a marketing agreement with a partner due to the number of generic formulations of Imdur already available on the market. In addition, the Company does not believe that the remaining four generic pharmaceutical product candidates will have commercial value due to the number of generic formulations already available on the market and has consequently withdrawn these four ANDAs.

     Prior to 1998, the Company’s strategy for the sale and distribution of its generic pharmaceutical product candidates had been to develop its own marketing capability through its subsidiary in the U.S., SkyePharma U.S. Inc. However, in late 1998, the Company concluded that it was unlikely to maximize the value of its generic pharmaceutical product candidates using its own marketing resources and therefore decided to discontinue its own generic drug sales and marketing operations in the U.S. The Company incurred a one-time charge in connection with this restructuring of approximately £1.3 million in 1998.

     ISMN is an organic nitrate indicated for the prevention of angina pectoris due to coronary artery disease. The brand-name product, Imdur, is a controlled-release version of ISMN which is marketed by Key Pharmaceuticals, a subsidiary of Schering-Plough. The Company is applying the Zero Order Release System to replicate the release profile of Imdur. The U.S. patent for this product expired in April 1997. In November 1999, the Company announced that the FDA had approved the Company’s application to manufacture and market its generic once-daily sustained release formulation of ISMN. The Company has been in discussions with a number of potential marketing partners for this product but has experienced difficulty finalizing a marketing agreement with a partner due to the number of generic formulations of Imdur already available on the market.

     Naproxen is a nonsteroidal anti-inflammatory drug indicated for the treatment of rheumatoid arthritis, osteoarthritis, ankylosing spondylitis, tendinitis, bursitis and acute gout. It is also indicated in the relief of mild to moderate pain and the treatment of primary dysmenorrhea. The brand-name product, Naprelan, is a controlled-release version of Naproxen which is marketed by Elan Pharmaceuticals. Marketing exclusivity for this product expired in the U.S. in April 1999. Naproxen is one of the products in the joint venture portfolio, and in January 2000, an agreement was reached with Genta for the sharing of any revenues received for this product. Naproxen is not approved.

     There can be no assurance that any of the products in the Company’s generic drug portfolio will be successfully outlicensed or partnered, or if outlicensed or partnered that the product can be successfully developed, approved or commercialized. If any of the products in the generic drug portfolio fail to be outlicensed or partnered, the Company is unlikely to continue their development.

     ISMN and certain products in the early stage of development are subject to an earn-out arrangement pursuant to which certain current directors and officers of the Company will receive additional consideration if certain regulatory and profit milestones are met. See “Item 7: Major Shareholders and Related Party Transactions – Certain Arrangements in Respect of the Krypton Acquisition”.

Collaborative Arrangements

     The Company has collaborative arrangements with each of its pharmaceutical partners, the terms of which vary considerably. Pursuant to these arrangements, the Company’s partners typically fund all or a large part of the research and development expenses incurred in the development of new formulations of their products. Most of the Company’s development contracts either provide for a flat fee for the Company’s research and development efforts or provide for an agreed research and development budget. Some agreements have involved equity investments in the Company by the Company’s partners. In negotiating contracts with its partners, the Company’s strategy generally has been to cover its costs in the research and development process. Substantially all potential profits are expected to be generated by royalty payments or manufacturing fees for successfully developed and marketed products. In some cases, the partners have agreed to make specified payments to the Company upon the achievement of certain milestones, which may be deducted from future royalty payments for successfully developed and marketed products.

     In return, the Company gives each of its partners an exclusive license to market the products incorporating the Company’s technologies. In some cases the licenses are worldwide. In others they are limited to specific territories. In all cases, however, partners are free to sublicense the technologies, although the Company’s consent may be required and royalties on all sales must be paid to the Company. In addition, the majority of the collaborative agreements do not prohibit the Company from developing formulations of competitive products. In some cases, however, the Company will agree not to develop formulations of specified compounds for an agreed period of time. Most of the agreements do not prohibit partners from developing, either internally or in collaboration with the Company’s competitors, controlled-release versions of the contract products.

     The Company’s collaborative partners generally take responsibility for conducting clinical trials and for preparing and pursuing all necessary regulatory approvals although more recently the Company has taken responsibility for managing clinical trials in some collaborations. The Company may assist its partners in the conduct of such trials and the preparation of regulatory filings, but its partners ultimately control the process, including the selection of the jurisdictions in which regulatory approval will be sought, if at all.

     The collaborative agreements do not obligate the partners to market any successfully developed and approved products. The Company does not have any control over whether and to what extent a partner will elect to commercialize a product. A client may choose not to market a product for reasons wholly independent of the Company’s technologies. In most cases if a client does not proceed to market the product once it has been successfully formulated and approved, the Company will not receive any additional income in respect of the product.

     During the formulation and development stages, the Company’s partners are generally free to terminate the collaborative relationship at any time and for any reason. The Company’s policy is to recognize income only when the earnings process has culminated, that is when the Company has performed all of its obligations under the collaborative arrangement, when the Company’s ongoing obligations under the arrangement are merely perfunctory and when the income is not refundable. During 2001 £11.7 million of income and other income was deferred using this policy.

Oral

     The Company is currently receiving significant royalty revenues under two collaborative arrangements for its Geomatrix technology: Xatral OD and Paxil CR. Under the terms of these agreements, each of the development partners bore all of the costs of research and development according an agreed budget and are obligated to pay the Company continuing royalties of between 1.5% and 5% of net sales. In return, the Company granted the development partners exclusive licenses to use the Geomatrix technology in these products throughout the world. The license agreement for Xatral OD was signed in May 1999 with Sanofi-Synthelabo. The license agreement for Paxil CR was signed in March 1996 with SmithKline Beecham plc (now part of GlaxoSmithKline).

     The only collaborative arrangement involving Geomatrix technology in which the Company is responsible for conducting clinical trials is the development and licensing agreement for a once-daily version of Requip (ropinirole) with GlaxoSmithKline, which was entered into in September 1999 with SmithKline Beecham (now part of GlaxoSmithKline). Under the terms of the agreement with GlaxoSmithKline the Company is responsible for all development activities for Requip oral controlled release tablets up to regulatory filing, in collaboration with GlaxoSmithKline. As part of the agreement, GlaxoSmithKline made an equity investment of £4.9 million in the Company and will pay milestone payments at intervals up to product approval, including an up-front payment. In December 2001, the Company and GlaxoSmithKline amended the 1999 license for Requip to take account of additional activities that had been undertaken by SkyePharma. Under the terms of the amendment, the timeline of certain milestone payments was renegotiated together with additional development revenues to reimburse SkyePharma for the additional activities. On commercialization of once-daily Requip, the Company will receive royalties on future product sales. GlaxoSmithKline will take responsibility for preparing and pursuing all necessary regulatory approvals. The once-daily version is in Phase II clinical trials.

     The Company has a development and license agreement for Dilacor XR, signed in 1998 with Rorer, a member of the Rhône Poulenc Rorer Group (now part of Aventis Pharma). In 1997, Rorer granted to Watson Laboratories, Inc. (with the consent of the Company) exclusive rights to market, advertise, promote, sell and distribute Dilacor XR. The grant of rights to Watson Laboratories does not affect any entitlements of the Company or any of the material terms of the collaborative arrangement.

Injectable

     In March 1994, DepoTech (renamed SkyePharma Inc.) entered into a collaboration agreement with Chiron. The objective of the collaboration is to develop and commercialize DepoCyt for use in the treatment of neoplastic meningitis from lymphomas and solid tumors, and to explore the use of DepoTech’s DepoFoam for certain other Chiron compounds. The Chiron agreement, as amended, grants Chiron rights to market and sell DepoCyt in the U.S. Chiron has funded, and is obligated to fund, 50% of the clinical development expenses in the U.S. Canadian registration expenses and the cost of clinical trials required in Europe were funded by Chiron until June 1997, when the Chiron agreement was amended in connection with the agreement with Pharmacia & Upjohn (now known as Pharmacia Corporation) described below. SkyePharma Inc. will manufacture DepoCyt, Chiron will market, sell, and distribute DepoCyt in the U.S., and the parties will share all profits equally. The Company will also fund 50% of the sales and marketing expenses incurred for DepoCyt. Chiron also has a right of first refusal to obtain a license to alternate DepoFoam formulations of cytarabine under terms and conditions to be negotiated in the future. Following an evaluation of the markets and certain other factors, DepoTech and Chiron mutually agreed not to further develop certain additional generic cancer compounds named in the Chiron agreement.

     In June 1997, DepoTech and Chiron amended their agreement, and SkyePharma Inc. repurchased rights to DepoCyt in Canada and Europe from Chiron for aggregate cash payments of up to $13.7 million, of which $2.0 million was expensed and paid to Chiron in December 1997. The remaining $11.7 million originally was payable upon the earlier of six months following U.S. or European regulatory notification that the application to market or sell DepoCyt is approvable or approved. In March 1999, SkyePharma Inc. and Chiron further amended the agreement with Chiron, such that SkyePharma Inc. issued a note payable for $9.7 million on receipt of FDA approval of DepoCyt on April 1, 1999. During 2000 SkyePharma and Chiron amended the March 1999 agreement whereby SkyePharma Inc. would have issued a note payable for $3.5 million to Chiron upon the filing of an application for DepoCyt for pediatric indications in the U.S. Under the amendment dated October 4, 2000, this note became payable on the earlier of the filing of an application for DepoCyt for pediatric indications in the U.S. or the date on which Phase IV clinical trials, required by the FDA as a condition of product approval, commenced. The $3.5 million note was issued in December 2000. The notes are secured on the rights to DepoCyt and bear a floating rate of interest based on LIBOR. At December 31, 2001 $5.5 million (£3.8 million) was outstanding on the Chiron loan notes. The principal amounts are payable on June 30, 2002 for the first tranche and in equal instalments on June 30, 2002 and 2003 for the second.

     Both the Company and Chiron have the ability to terminate a portion or all of the collaboration at certain intervals and with advance notice.

     In July 1997, DepoTech entered into a marketing and distribution agreement with Pharmacia & Upjohn (now known as Pharmacia Corporation). Under the agreement, Pharmacia Corporation acquired rights to market and sell DepoCyt in countries outside the United States. Pharmacia Corporation would generally be responsible for submitting regulatory filings, and for labeling, packaging, distributing, marketing and selling DepoCyt in this territory. SkyePharma Inc. would manufacture DepoCyt and receive a share of the net sales of this product from Pharmacia Corporation, if any. DepoTech received a cash payment of $2.0 million when the agreement was signed. The agreement also provides for reimbursement by Pharmacia Corporation of certain clinical trial expenses and regulatory fees incurred by SkyePharma Inc. In February 2000, the Company and Pharmacia Corporation renegotiated certain aspects of this agreement relating to milestone payments and reimbursement of clinical trials expenses. In addition, the Company recovered the rights to DepoCyt for Japan and Canada. In June 2000, Pharmacia Corporation notified the Company that it was terminating the 1997 Marketing and Distribution Agreement. Subsequently, Pharmacia Corporation assigned the European marketing application to the Company and the Company continued to pursue the European marketing approval. In April 2001, the Company received notification that the CPMP had recommended the granting of marketing authorization for DepoCyte, for the treatment of neoplastic meningitis from lymphomas. The CPMP’s recommendation was forwarded to the European Commission for ratification. In June 2001, the Company licensed the marketing and distribution rights for DepoCyte in Europe and the Philippines to Elan. Under the terms of the agreement, SkyePharma received a $10 million signing fee and will receive significant milestone payments on commercialization of DepoCyte and additional milestone payments if DepoCyte reaches certain sales targets. These additional milestone payments could total $13 million. In addition, SkyePharma will manufacture and supply DepoCyte to Elan and will receive a supply price equal to a fixed percentage of net sales. In August 2001, the European Commission ratified the positive recommendation received from the CPMP by granting marketing authorization for DepoCyte through the European Union.

     In June 2000, the Company licensed the marketing and distribution rights for DepoCyt in Canada to Paladin Inc. and in June 2001, the Company licensed the marketing and distribution rights for DepoCyt in Japan and Taiwan to Nippon-Shinyaku.

Inhalation

     In November 1998, the Company and Novartis agreed to jointly develop a new formulation of Novartis’ Foradil asthma drug using the Company’s multi-dose dry powder inhaler. The Company is responsible for development of the drug in its finished form, to include supplying both the powder and the device as a product to Novartis. Under the arrangement, Novartis has paid the Company a technology access fee of £0.4 million and has made an equity investment in the Company amounting to £6.1 million. Novartis has also agreed to pay the Company royalty income on future worldwide sales of the drug. In return, the Company has granted Novartis an exclusive worldwide license to market Foradil in the new delivery form.

     In March 2000, the Company announced that it had entered into a collaboration agreement with PA Recruitment Services Holding S.A. (part of the PA Consulting Group) for the development of a range of non-CFC propelled metered dose asthma products in conjunction with a breath-actuated inhaler. Under the terms of the collaboration, the Company will provide its expertise in non-CFC metered dose formulation and PA Consulting will provide its breath-actuated inhaler device currently under development. The original collaboration agreement terminated on December 31, 2001. A contract extension has been negotiated and was signed on June 13, 2002.

     On July 16, 2001, the Company and Arakis Ltd announced that they had entered into an agreement to jointly develop AD 313, a novel tissue-remodelling agent for treating COPD, using the Company’s proprietary inhalation formulation and device technology. The Company and Arakis will contribute proprietary intellectual property and know-how to the venture. The Company will contribute its proprietary inhalation formulation and device technology and expertise. Arakis will provide the initial AD 313 intellectual property along with clinical development expertise. The two companies will jointly fund AD 313, manage product development, and upon commercialization share rewards equally.

     On January 7, 2002, the Company announced exclusive agreements with AstraZeneca PLC to develop the next generation of AstraZeneca’s Pulmicort metered dose inhaler. The Company will apply one of its inhalation delivery technologies using hydro-fluoro alkane (“HFA”) as propellant to replace CFC’s in the currently marketed MDIs. Under the terms of the agreement, the Company will be responsible for all pre-clinical and clinical development, as well as compiling regulatory filings for marketing approval. The Company received a signing fee of £2 million and progress related payments could total up to $10 million once marketing approval is granted. AstraZeneca has also agreed to pay the Company royalty income on future net sales of the HFA-based product. The Company has already developed an internal formulation of budesonide, the active ingredient in Pulmicort that is pharmaceutically stable and suitable for use in an HFA-MDI. Phase I clinical studies on the AstraZeneca formulation are expected to commence in the second half of 2002.

Topical

     As set out above under “Drug Delivery Platforms – Topical – Approved Topical Products – Solaraze”, the Company entered into two agreements with Bioglan; for the manufacture, marketing and distribution of Solaraze in Europe and; for the license of marketing rights to the U.S., Canada and Mexico. As set out above, during 2001, SkyePharma agreed the transfer of rights to market Solaraze in the U.S., Canada and Mexico from Bioglan to Quintiles. On May 13, 2002, following negotiations with the Administrators of Bioglan, SkyePharma announced an agreement to transfer all rights to market Solaraze in Europe to Shire for a total consideration up to £15 million, plus royalties on European sales. Of this total consideration, £2.1 million is contingent on conditions including Solaraze’s launch in certain European countries.

     In June 2000, SkyePharma entered into a research and development collaboration with Kings College London for the investigation of the use of HA as a carrier or vector for active substances in drug delivery applications, principally for administration by the topical route. The projects being pursued under this agreement are all at the pre-clinical stage of development.

Solubilization

     SkyePharma Canada has signed an exclusive agreement with Baxter Healthcare Corporation to collaborate on the use of the IDD technology for the formulation of injectable medications. Details of this collaboration are set out above under “Drug Delivery Platforms – Solubilization – Solubilization Products in Development – New Product Feasibility Programs”.

Other Collaborative Arrangements

     In January 2001, SkyePharma announced that it entered into an agreement with Paul Capital to develop DepoMorphine. Under the agreement, Paul Capital will provide a total of $30 million between 2000 and 2002, to fund the clinical development and regulatory submission of DepoMorphine, in return for the sale of a portion of potential future royalty and revenue streams from DepoMorphine, Xatral OD, Solaraze and DepoCyt. Between January 2003 and December 2014, Paul Capital will receive 15% of the annual royalties and revenues from the stated products up to an agreed ceiling. Once the predetermined ceiling is reached, the percentage participation will fall to 3% for the remainder of the period until December 31, 2014.

     In March 2002, SkyePharma announced that it had entered into a second agreement with Paul Capital. Under the terms of the agreement, Paul Capital will pay SkyePharma $30 million over the next two years, principally to fund the clinical development of propofol and HFA-formoterol. In return, Paul Capital will receive a portion of the future royalty and revenue streams from these, and seven other products from the Company’s pipeline. The seven products referred to are the lipid-lowering drug fenofibrate, an anti-cancer agent busulfan, an intravenious formulation of the anti-biotic oxytetracycline, oral budesonide to treat inflammatory bowel disease, HFA-budesonide and Foradil both treating asthma, and the anti-depressant Paxil CR. Between January 2002 and December 2015, Paul Capital could receive between 4% and 20% of the annual royalties and revenues from the total of nine products. Based on management’s current projections, the 20% rate will apply from 2004 to 2008. The percentage then falls, when an agreed return is achieved, to 12.5% until a second ceiling is reached, before falling to 4% for the remainder of the period until December 31, 2015. During 2002 and 2003, the 20% rate will be reduced based on the percentage of the total $30 million already funded. In addition, should the share of royalties received by Paul Capital not meet minimum returns, SkyePharma may issue SkyePharma ordinary shares up to a value of $7.5 million. The number of ordinary shares to be issued is capped based upon a minimum price of 55 pence per share. Also under the terms of these agreements, Paul Capital has been issued warrants carrying rights to subscribe for 5 million SkyePharma Ordinary Shares at an exercise price of 73.75 pence, representing a 25% premium to the average trading price for the five trading days immediately prior to the closing date.

     On May 14, 2002 SkyePharma announced its intention to enter a wide ranging strategic collaboration with Kowa Company Ltd., a leading Japanese company with substantial pharmaceutical interests, which proposes, under a Subscription Agreement signed on May 13, 2002, to make a strategic investment in SkyePharma. Kowa and SkyePharma have signed a separate non-binding Letter of Intent to evaluate Kowa’s acquisition of a 50% interest in SkyePharma’s manufacturing facility in Lyon.

     Kowa and SkyePharma have an active relationship involving the formulation and scaled-up manufacture for a new lipid-lowering agent NK-104 to support late-stage clinical development of the drug. The two parties now intend to strengthen their commercial relationship through NK-104 manufacturing.

     Following shareholder approval at an Extraordinary General Meeting held on June 7, 2002, Kowa will acquire 30 million ordinary shares of 10p each in SkyePharma for a total consideration of approximately £25.3 million. This represents a holding of around 5% after the investment. As part of its investment, Kowa will have the right to appoint a non-executive director to the board of SkyePharma.

     Kowa and SkyePharma have also identified areas of synergy to exploit further their respective product and development pipelines. Kowa’s sales and marketing experience should create opportunities to expand the market for SkyePharma’s products into both Europe and Japan. In addition, SkyePharma’s broad portfolio of drug delivery technology has the potential to create improved drugs from Kowa’s marketed products and development pipeline. SkyePharma and Kowa are already cooperating on an undisclosed project using SkyePharma’s enhanced solubilization technology.

Research and Development

     The Company’s research and development activities are conducted primarily at SkyePharma AG in Muttenz, Switzerland and at SkyePharma Inc. in San Diego, California, U.S. The Company has 263 employees at these two facilities, the majority of whom were engaged in research and development, including 170 scientists, 52 of whom hold Ph.D.s, masters or medical degrees.

     In all periods the amounts reimbursed by collaborative partners, including milestone payments, were greater than the direct costs incurred in the provision of such services, representing the contribution to general and administrative costs. The Company generally attempts to break even on its development work for third party customers, and, therefore, product development activities do not contribute significantly to current operating profit and loss. The Company’s research and development costs reimbursed by collaborative partners are characterized as cost of sales in the financial statements of the Company and the Company’s own research and development is separately characterized as research and development. The aggregate amount that the Company spent on research and development and the aggregate amount that was reimbursed by collaborative partners is shown in the table below.

	Consolidated Year ended December 31,
	1999	2000	2001

	(in thousands)
Research and Development
Client sponsored product development	£5,780	£6,986	£7,917
Internal sponsored product development	6,728	13,104	17,918

	12,508	20,090	25,835

Contract Development Income
Client sponsored developments reimbursed by:
Research and Development costs recharged	6,078	4,808	9,857
Milestone payments	2,967	11,997	28,379

	£9,045	£16,805	£38,236

Other Operating Income	—	2,900	6,342

     Contract development income represents amounts invoiced to customers for services rendered under development contracts or for milestone payments in accordance with the contract terms. Such amounts are only treated as revenue when the services have been rendered or the specified milestone has been met. Certain refundable income is treated as deferred income until the Company has no further obligations to make refunds. The Company’s self-sponsored research and development costs are expensed as incurred.

     Under the agreement announced in January 2001 with Paul Capital, Paul Capital are to provide $30 million between 2000 and 2002, to fund the clinical development and regulatory submission of DepoMorphine by the Company. These funds are recorded as Other Operating Income.

Development Process for Brand-Name Pharmaceuticals

     The development of improved outcome or new pharmaceuticals using one of the Company’s drug delivery technologies takes place in several steps. The first step, called the “preliminary assessment”, is to assess the suitability of the drug candidate for a particular drug delivery system through various techniques including the use of sophisticated computer modeling. During the preliminary assessment, the Company will analyze product specifications provided by the client. If the preliminary assessment indicates that the drug candidate is suitable for formulation with the drug delivery technology, the project will proceed to development as follows:

• Feasibility	At this stage, the Company conducts an in vitro (laboratory) feasibility study to determine whether, under laboratory conditions, the formulation of the product candidate can be achieved. The Company may develop up to 20 prototype formulations for in vitro feasibility studies and selects the most promising two or three for further study and analysis.
• Pilot Trials	Once a successful feasibility study has been conducted, small batches of the selected prototypes are manufactured by the Company or its collaborative partners for in vivo (human) testing in pilot trials. Pilot trials involve approximately 12 patients. The purpose is to determine whether the in vitro results can be replicated in humans. Pilot trials are generally managed by the company and conducted by a clinical research organization (CRO). If the pilot trials demonstrate sub-optimal results, the product candidate may be reformulated and new pilot trials conducted.

• Scale-up/Bio-Batch	After a successful pilot trial, the Company or its collaborative partners will manufacture a commercial scale batch or a “bio-batch” (at least one-tenth of the projected commercial batch size). The purpose of this stage is to develop and validate the process by which the product will be manufactured. If formulation changes are made during scale-up/bio-batch, additional in vivo testing may be performed in pre-pivotal trials involving a small patient population.
The “pre-clinical” phase of development referred to in parts of this document means additional testing following initial feasibility studies and other studies, including additional animal studies, necessary to prepare and file an Investigational New Drug (“IND”) application. For a more comprehensive description of the requirements of an IND, see “– Government Regulation – United States – NDA Process”.
• Phase I Trials	The first stage in the clinical development plan is to conduct Phase I clinical trials. These studies are usually performed to generate preliminary information on the chemical action of the compound, the activity or fate of the product in the human body over a period of time including adsorption, distribution, metabolism and elimination, and safety of the drug using normal healthy volunteers and patients. Phase I trials involve approximately 10-30 patients. These trials are generally managed by the Company and conducted by a clinical research organisation (“CRO”) that has a Phase I clinical study unit.
• Phase II Trials	The second stage in the clinical development plan is to conduct Phase II clinical trials. These trials are generally carried out on patients with the disease or condition of interest. The main purpose is to provide preliminary information on: the positive effects of the treatment and whether the effects are correlated with the administered doses in one or more demographic groups, assess various measures of patient benefit as potential candidates for use in Phase III trials, and to supplement safety information obtained from Phase I trials. The Company, in collaboration with its partner, or the partner, manages the trial activities (from protocol development through to the writing of the study final reports). The Company may use a CRO to complete the trials. Phase II studies may not be required for improved outcome formulations of an existing drug if the improved formulation is targeted at the same indication as the existing drug.
• Pivotal (Phase III) Trials	The last step of the development process is a pivotal (Phase III) trial of the product formulation in an expanded patient population to support the approval of marketing applications. Typically, the studies will be performed in the U.S., Canada and Europe to facilitate a multi-national product registration process. The Company, in collaboration with its partner, or the partner manages the trial activities (from protocol development until the writing of the final study reports). The Company may use a CRO to complete the studies on schedule.
• Regulatory Filing	The Company, in collaboration with its partner, or the partner manages all regulatory activities during the product development phases until product approval. These activities included submissions, communication and meetings with health authorities and preparation of marketing approval applications.

     The Company’s research and development efforts in respect of its drug delivery technologies are by their nature subject to risks and uncertainties. There can be no assurance the products under development can be successfully formulated using the drug delivery technologies. In addition, even if such products can be successfully formulated, there can be no assurance that they will secure regulatory approval for the appropriate indication or that approved compounds would be capable of being produced in commercial quantities at reasonable costs and successfully marketed.

Generic Drug Development Process

     In developing generic pharmaceuticals, it must be proven that the generic product candidate will exhibit in vivo release characteristics equivalent to those of the brand-name pharmaceutical. The generic drug development process is similar to the development process for brand-name pharmaceuticals except that a series of smaller bio-equivalence studies are performed in lieu of more extensive Phase I, Phase II and Phase III studies. The process by which generic controlled-release products are developed for manufacture and sale in the U.S. may be categorized into four basic stages:

• Formulation	During formulation, the Company attempts to develop its own version of the brand-name drug. Once a suitable generic version has been formulated, it is then evaluated in in vitro dissolution studies to determine whether in vivo bio-equivalence studies should be conducted.
• Pilot Studies	Once a suitable formulation has been developed and tested in in vitro studies, in vivo bio-equivalence studies are conducted which compare the generic formulation to the brand-name drug. Because bio-equivalence studies can be relatively expensive to perform, the Company may conduct a preliminary bio-equivalence study (pilot study) in which a small batch of the product is manufactured for testing in a limited number of humans.
• Bio-equivalence Studies	If the formulation yields a blood level profile comparable to the brand-name drug, full-scale bio-equivalence studies may be performed, which require the manufacture of at least 100,000 dosage units and usually involve 24 or more human subjects. These studies are conducted to determine the plasma concentrations of the drug in human subjects under fasted and fed conditions as well as under multiple dose administration. If successful, the studies will demonstrate that the rate and extent of absorption of the generic version is equivalent to that of the brand-name drug. If the studies demonstrate that the blood level profiles of the generic product are not comparable to the brand-name drug, the formulation will either be modified or the drug delivery technology, if there is one, will be altered. In some cases, the project may be abandoned.
• ANDA Filing	After a generic formulation has been shown to be bio-equivalent to the brand-name drug, an ANDA is prepared for submission to the FDA. This ANDA includes the results of the bio-equivalence studies and other data such as in vitro specifications for the generic formulation, stability data, analytical data, methods validation and manufacturing procedures and controls. See “– Government Regulation – United States – ANDA Process”.

Patents and Proprietary Rights

     The Company believes that patent and other intellectual property protection of its drug delivery and formulation technologies is important to its business and that its future will depend in part on its ability to obtain patents, maintain confidential and trade secret information and to operate without infringing the intellectual property rights of others.

Geomatrix Technology

     The company has two granted patents in respect of its core Geomatrix technologies. The first patent issued in Australia, New Zealand, Italy, Europe, Japan, the U.S. and Canada will expire in 2002 in Australia and New Zealand, 2005 in Italy, 2006 in the rest of Europe, Japan and the U.S., and 2009 in Canada. The Company has no products utilizing this patent which has been overtaken by technological advances. A second patent relating also to controlled rate release has been granted in Italy, the U.S. and Europe, Canada and Japan. These patents expire between 2009 and 2012.

     In addition, the Company has several other granted patents, as well as applications filed in the major markets (Europe, the U.S., Japan, Canada, Australia and New Zealand), which continue to protect the technology to 2015. Further applications have been filed as recently as summer 1999.

     The patents and applications represent the variety of different swellable and gellable polymers for the core of a tablet containing an active drug and various surfaces covering the core. Later applications cover recent innovations and/or improvements to the original inventions.

     In 2001 the Company defended a European opposition relating to one of its Geomatrix patents, which was upheld by the European Patent Office (“EPO”). The Company has appealed this decision; that appeal is still pending.

     During 2001 the Company obtained three new U.S. patents and five patents in other countries. The U.S. patents are related to controlled release pharmaceutical tablets that contain an active principle of low water solubility, pharmaceutical tablets capable of liberating one or more drugs at different release rates and pharmaceutical tablets suitable for delivering an active substance in subsequent and predeterminable times. In all the Company has 122 patents protecting the Geomatrix technology, which represents the 19 patent families.

DepoFoam Technology

     Through its acquisition of SkyePharma Inc. in 1999, the Company acquired a large portfolio of patents relating to the DepoFoam technology. There are in excess of 20 patent families relating to this technology, with patents granted in respect of these various families in the U.S., Japan, Australia, New Zealand, Europe, Canada and many other countries. The majority of these patents will continue in force until 2014. Additional filings of patent applications have been made for improvements of the initial technology and for innovative technology relating to this subject matter. These applications have been filed in the U.S., Australia, New Zealand, Canada, Japan and Europe and in many other countries throughout the world, and during the last twelve months, nine patents have been issued (one in Europe, three in New Zealand and five in the U.S.).

     In addition, through a prior agreement entered into by SkyePharma Inc. with the Research Development Foundation (“RDF”), RDF granted certain rights, on an exclusive basis, relating to the DepoFoam technology to SkyePharma Inc. Under the agreement SkyePharma Inc. is obligated to prosecute certain patent applications and maintain issued patents relating to the licensed intellectual property. RDF retains the right to terminate the agreement or to convert the exclusive nature of the rights granted under the agreement, into a non-exclusive license in the event that SkyePharma Inc. does not satisfy its contractual obligations including making certain minimum annual payments. Additional termination events include bankruptcy and a material breach of the agreement which is not remedied within a specified period. The termination of this agreement or the conversion to a non-exclusive agreement would have a material adverse effect on the Company.

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

     The Company has, together with other companies working in the same area, been involved in several European patent oppositions related to the use of environmentally friendly hydrofluoroalkanes (HFA) as propellants. Of these oppositions three have been settled and the remaining five are in various stages within the European Patent Office. There is also a further opposition relating to the use of micronized powder for inhalation. In all oppositions SkyePharma has had to defend its rights together with several other major inhalation companies, in Europe. There are currently six oppositions in which SkyePharma is participating in relation to various aspects of inhalation technologies.

Topical Technology

     The portfolio of intellectual property rights acquired from Cade Struktur is large and wide-ranging. Patents and applications covering many and varied uses of hyaluronic acid have been filed throughout the world. Following these filings, patents have been granted in, amongst others the U.S., Europe, Australia, New Zealand and South Africa, expiring between 2010 and 2013. While the Company recognises the benefit of many of these patents and the corresponding applications, it will refocus the portfolio by the abandonment of various patents and/or applications in non-key markets (e.g. Estonia, Liechtenstein, Monrovia). During the last twelve months the Company obtained two new U.S. patents regarding formulations containing hyaluronic acid. A further 18 patents were granted in non-U.S. territories. Following the acquisition of the Cade Struktur portfolio in 1999, the Company is continuing to pursue 81 pending patent applications. In order to rationalize the portfolio, the Company has assigned 4 patent families to Meditech, in return for a lump sum payment as well as royalties deferred from products sold which incorporate such assigned rights.

     The Company obtained the licences required to enable it to develop and fully exploit this technology.

Solubilization

     The Company previously acquired two patent families; these related to solid lipid nano-particles and to nano-suspensions which are useful for drug delivery. The granted patents for this technology are in Australia, Canada, Japan and Europe and will expire in 2012. There are also applications pending for this technology in the U.S. In respect of the nano-suspension technology, there is a granted patent in the U.S. expiring in 2015 and corresponding applications filed in Europe, Australia, Canada and Japan as well as other countries. The Company also has an exclusive license under two further patent families: one relating to solid polymer nano-particulate technology and the other to further developments in the areas of solid lipid nano-particles and nano-suspensions.

     As part of its recent acquisition of SkyePharma Canada, the Company acquired a large portfolio of patents and patent applications. The portfolio consists of three broad patent families relating to:

i)	lipid stabilized microparticle technology (where the drug is a solid particle);
ii)	lipid stabilized microdroplet technology (where the drug is a liquid); and
iii)	omega-3 oil stabilized drug technology, which is useful for drug delivery.

     The technology is protected by 15 U.S. patents and by 70 in countries outside of the U.S. In addition, the portfolio contains many pending applications, including 23 U.S., 35 outside U.S. and 23 regional (European and PCT) patent applications.

     The granted patents will expire at various times. Those relating to U.S rights for microparticle technology will expire in April 2010, and related non-U.S. patents  will expire in April 2011. U.S. Patents related to microdroplet technology will expire in November 2003 and February 2005 respectively, related patents in Canada and Japan will expire in June 2004.

Patent Protection

     There can be no assurance that the Company will be issued with any additional patents or that if any patents are issued, they will provide the Company with significant protection or will not be challenged by third parties asserting claims against the Company concerning its existing products or with respect to future products under development by the Company. The Company, from time to time, may receive notification of alleged infringements. The Company may not, in all cases, be able to resolve any such allegations through licensing arrangements, settlement or otherwise. Furthermore, the Company anticipates that any attempt to enforce its patents would be time consuming and costly. Moreover, the law of some foreign countries does not protect the Company’s proprietary rights in the products to the same extent, as does the U.S. The U.S. patent and trademark Office has instituted changes to the U.S. patent law including changing the term to 20 years from the date of filing for applications filed after June 8, 1995. The Company cannot predict the effect that such changes on the patent laws may have on its business or on the Company’s ability to protect its proprietary information and sustain the commercial viability of its products.

     There can be no assurance that the Company’s patents or any future patents will prevent other companies from developing similar or functionally equivalent products. Furthermore, there can be no assurance that (1) any of the Company’s future processes or products will be patentable, (2) any pending or additional patents will be issued in any or all appropriate jurisdictions, (3) the Company’s processes or products will not infringe upon the proprietary rights of third parties, or (4) the Company will have the resources necessary to protect its patent rights against third parties. The inability of the Company to protect its patent and proprietary rights or the infringement by the Company of the patent or proprietary rights of others could have a material adverse effect on the Company’s business, financial condition or results of operations.

     The Company also relies on trade secrets and proprietary know-how which it seeks to protect, in some cases through confidentiality clauses in agreements with its employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies from any breach or that the Company’s trade secrets will not otherwise become known or be independently developed by competitors.

     There has been substantial litigation in the pharmaceutical, biomedical and biotechnology industries with respect to the manufacture, use and sale of new products that are the subject of conflicting patent rights. Most of the brand name controlled-release products of which the Company is developing generic versions are covered by one or more patents. Under the Hatch-Waxman amendments, when a drug developer files an ANDA for a generic drug, and the developer believes that an unexpired patent, which has been listed with the FDA as covering that brand name product, will not be infringed by the developer’s product or is invalid or unenforceable, the developer must so certify to the FDA. That certification must also be provided to the patent holder, who may challenge the developer’s certification of non-infringement, invalidity or unenforceability by filing a suit for patent infringement. If a suit is filed within 45 days of the patent holder’s receipt of such certification, the FDA can review and approve the ANDA, but is precluded from granting final marketing approval of the product until a final judgment in the action has been rendered or 30 months from the date the certification was received, whichever is sooner. Should a patent holder commence a lawsuit with respect to alleged patent infringement by the Company, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict. The Company evaluates the probability of patent infringement litigation with respect to its ANDA submissions on a case by case basis. The delay in obtaining FDA approval to market the Company’s product candidates as a result of litigation, as well as the expense of such litigation, whether or not the Company is successful, could have a material adverse effect on the Company’s business, financial condition or results of operations.

Manufacturing

Geomatrix and Inhalation Manufacturing

     The Company presently manufactures three Geomatrix products, Cordicant-Uno, Madopar DR and Diclofenac-ratiopharm-uno, and produces bio-batches for its collaborative partners.

     Manufacturing operations take place at the Company’s Lyon facility in France and Muttenz facility in Switzerland. In Muttenz the Company has a 9,647 square meter (103,826 square feet) facility. In Lyon the Company has an approximately 17,000 square meter (183,000 square feet) pharmaceutical manufacturing and production facility and an approximately 2,400 square meter (25,850 square feet) adjoining office complex. The Company acquired the Lyon facility in 1997 by acquiring 100% of the issued and outstanding share capital of Laboratories Novalis Production SAS (“Novalis”), a French company, from Wyeth-Lederlé, a wholly-owned subsidiary of American Home Products Inc. (“AHP”), for a total consideration, excluding acquisition expenses, of two French francs and the assumption of liabilities in the amount of £891,000 arising out of a loan from Wyeth-Ayerst International, which is also a wholly-owned subsidiary of AHP. After the acquisition, Novalis changed its name to Jago Production SAS.

     The terms of the acquisition allowed the Company to transfer its manufacturing activities gradually into the new facility over a three-year period from 1997 to 1999 without assuming all of the operating costs of the facility up front. The Company packaged certain pharmaceutical products and other products (“Contract Products”) on behalf of certain subsidiaries of AHP. The current manufacturing space was sufficient to allow the Company to continue to package the Contract Products on behalf of AHP and to install the Company’s own manufacturing suite. The facility is in compliance with cGMP with respect to the packaging operations and it had European regulatory approval to package the Contract Products. Under the original contract with AHP, AHP’s subsidiaries compensated the Company on a sliding scale of 100%, 85% and 50% during the first, second and third year of the agreement, respectively, for the costs of operating the Lyon facility. AHP’s subsidiaries were responsible for the registration of the Contract Products with all proper health, customs and other authorities under applicable law, but the Company furnished assistance to AHP’s subsidiaries from time to time in connection with their filing of documentation as is necessary for such registrations. In consequence of the expiration of the agreement on December 31, 1999, the Company and AHP negotiated a new two-year agreement for the Company to continue to supply a number of human pharmaceuticals, over-the-counter and food products to AHP. Pricing for the products under the new two-year agreement have been negotiated for each product.

     The Company has completed its Geomatrix manufacturing suite in the Lyon facility at a capital cost of approximately £7.1 million. This facility will be used to manufacture products for collaborative partners and for the Company. The facility will enable the Company to manufacture its own products in addition to contracting with third parties. The Muttenz facility will, however, remain the Company’s principal research and development and laboratory facility for Geomatrix and inhalation products.

     Currently, manufacturing operations for Cordicant-Uno and Madopar DR take place at the Company’s Muttenz site. Manufacturing for Diclofenac-ratio-pharm-uno was transferred to the Lyon facility during 2000.

     The Company is in the process of expanding its operations at the Lyon facility to include production activities for dry powder inhaler products pursuant to the Novartis development contract, see “Drug Delivery Platforms – Inhalation – Inhalation Products in Development” at a capital cost to date of approximately £8.1 million. Commercial production is expected to begin in late 2003.

     The Lyon facility was designed and built for drug production in 1993 by American Cyanamid but was used instead for packaging activities. The Company believes that it has substantially brought the facility into compliance with cGMP and FDA standards at a cost of approximately £0.8 million. The FDA has inspected the Lyon facility in respect of three products and in July 2001 the FDA approved the Lyon facility for the commercial manufacturing of one of these products, Dilacor XR. There can be no assurance, however, that the Lyon facility will ultimately be found to be in compliance with cGMP or other regulatory requirements for the purposes for which the Company plans to use the facility. Failure to comply could result in significant delays in the Company’s planned manufacturing efforts. The Company also could incur significant additional expense in bringing the facility into compliance with cGMP or other regulatory requirements.

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

     On May 14, 2002 SkyePharma announced its intention to enter a wide-ranging strategic collaboration with Kowa Company Ltd., a leading Japanese company with substantial pharmaceutical interests, which proposes, under a Subscription Agreement signed on May 13, 2002, to make a strategic investment in SkyePharma. Kowa and SkyePharma have signed a separate non-binding Letter of Intent to evaluate Kowa’s acquisition of a 50% interest in SkyePharma’s manufacturing facility in Lyon. Kowa and SkyePharma have an active relationship involving the formulation and scaled-up manufacture for a new lipid-lowering agent NK-104 to support late-stage clinical development of the drug. The two parties now intend to strengthen their commercial relationship through NK-104 manufacturing. For additional information, see “Item 7: Major Shareholders and Related Party Transactions – Major Shareholders”.

DepoFoam Manufacturing

     In connection with its collaborative arrangements, the Company may elect to maintain exclusive formulation and manufacturing rights to any DepoFoam encapsulated drugs, or enter into a technology transfer agreement with corporate partners, which would allow the corporate partner to manufacture a DepoFoam formulation of the partner’s drug under license from SkyePharma. Under these arrangements, the Company would receive compensation based on the manufacturing costs of the product or royalties, or both. The Company commenced manufacturing DepoCyt for commercial distribution and sale following approval of this drug in April 1999. Manufacturing is in an approximately 2,020 square meter (21,746 square feet) facility built for this purpose. This facility complies with cGMP regulations and has been approved for the manufacture of DepoCyt by the FDA and EMEA and licensed for drug manufacturing by the State of California. Clinical trial materials are also manufactured in this facility. The Company must undergo and pass a pre-approval inspection for many countries outside the U.S. in which applications to obtain marketing approval may be filed. Prior to marketing DepoCyt (and any other drugs) outside the U.S., Canada and Europe, the Company will need to meet applicable regulatory standards, achieve prescribed product quality and reach necessary levels of production of such products and obtain marketing approvals.

     In October 1999, SkyePharma Inc. discovered that two lots of DepoCyt did not meet specifications and recalled these lots. Investigations identified that changes in a supplier’s manufacturing process for raw material resulted in product that did not meet all specifications throughout the shelf-life. SkyePharma Inc. and Chiron Corporation voluntarily withdrew DepoCyt from the market. There were no adverse events attributed to the recalled batches and the product was made available to patients on a compassionate basis. In March 2001, the FDA gave clearance to return DepoCyt to the market.

     In addition, SkyePharma Inc. leases an approximately 7,600 square meter (82,000 square feet) facility housing its administrative, research and development and future manufacturing activities. Effective June 2000, the Company subleased to a third party approximately 15,600 square feet of this facility. This lease expires on July 31, 2002. Prior to commencing commercial manufacturing operations from this facility, the Company will need to comply with additional and necessary validation, regulatory and inspection requirements.

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

     In the event that the Company decides to pursue alternative manufacturing methods for some or all of its injectable drugs utilizing DepoFoam, there can be no assurance that these methods will prove to be commercially practical or that the Company will have or be able to acquire rights to use such alternative methods.

Product and Raw Material Supply

     The Company’s collaborative pharmaceutical company partners rely on certain suppliers of key raw materials. Certain of those materials are purchased from single sources and others may be purchased from single sources in the future. Although the Company has no reason to believe that its collaborative pharmaceutical company partners will be unable to procure adequate supplies of such raw materials on a timely basis, disruptions in supplies, including delays due to the inability of the Company’s pharmaceutical company partners, the Company or its manufacturers to procure raw materials, would have a material adverse effect on the Company’s business.

     The Company currently relies on a limited number of suppliers to provide the materials used to manufacture its DepoFoam products. Some of these materials are purchased only from one supplier. In the event the Company could not obtain adequate quantities of necessary materials from its existing suppliers, the Company might not be able to access alternative sources of supply within a reasonable period of time or at commercially reasonable rates. Regulatory requirements for pharmaceutical products tend to make the substitution of suppliers costly and time-consuming. The unavailability of adequate commercial quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of materials could have a material adverse effect on the Company’s ability to manufacture and market its products.

     One of the DepoFoam Injectable products in development, DepoMorphine, has morphine sulphate as its active ingredient. Morphine sulphate is classified as a Scheduled Drug by the DEA. The DEA has determined that these drugs have a high potential for abuse and could lead to severe psychological or physical dependence. The DEA controls the national production and distribution of certain Scheduled Drugs in the U.S. by allocating production quotas based, in part, upon the DEA’s view of national demand. While SkyePharma Inc. has a DEA license to use morphine sulphate in its research and manufacturing of DepoMorphine for clinical studies, SkyePharma Inc. might not be able to obtain the required DEA licenses to manufacture commercial quantities of DepoMorphine.

     The principal components used in the Company’s generic product candidates are active and inactive pharmaceutical ingredients and certain packaging materials. Source suppliers of some materials for the Company’s products must be approved by the FDA, and in some instances only one source supplier may be available or approved for certain materials. Development and approval of the Company’s products are dependent upon the Company’s ability to procure active and inactive ingredients and certain packaging materials from FDA-approved sources. FDA approval of a new supplier would be required if such active and inactive ingredients or packaging materials were no longer available from an initially approved supplier. The qualification of a new supplier would delay the manufacture of the drug involved. The Company’s policy is to seek, where possible, a second qualifying source of raw materials for all of its product candidates.

     Two of the Company’s generic product candidates, which are in early stages of development, require substances which are classified as Scheduled Drugs by the DEA. The Company’s generic product candidates, which are in early stages of development, may not be successfully formulated, and if successfully formulated, the Company might not be able to obtain commercial quantities of the raw materials or obtain the required licenses from the DEA to manufacture commercial quantities of the products.

Joint Venture with Genta

     The Company’s joint venture is Genta-Jago Technologies B.V. (“Joint Venture”), a Netherlands Corporation in which the Company is a 50/50 partner with Genta Incorporated, a Delaware Corporation (“Genta”). The Company set up the Joint Venture to develop Geomatrix controlled-release formulations of a range of drugs that have lost, or are about to lose, marketing exclusivity or patent protection.

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

     The Company is no longer developing products associated with the Joint Venture as the Company believes that these products do not have commercial value. However, should a product be developed, the Joint Venture’s share of any future revenues will be shared between the parent companies according to agreed formulae and a distribution schedule which allows for payment of sums which give recognition to the working capital advances made by Genta before reverting to a 50/50 share. The intent is to ensure that the rights of the parties, pre-existing the agreement, are fully compensated.

     The Company is currently investigating the possibility of winding-up the joint venture as it is no longer required.

Competition

     The pharmaceutical industry is highly competitive and is affected by new technologies, governmental regulations, health care legislation, availability of financing and other factors. Many of the Company’s competitors have longer operating histories and greater financial, marketing and other resources than the Company.

     The Company expects that it will be subject to competition from numerous other entities that currently operate, or intend to operate, in the pharmaceutical industry. These include companies that are engaged in the development of controlled-release technologies and products, as well as other pharmaceutical manufacturers that may decide to undertake in-house development of these products.

     As the pharmaceutical industry continues to consolidate and as pressures increase for cost-effective research and development, some pharmaceutical companies have reduced and may continue to reduce their funding of research and development. Competition for limited client financing may therefore increase, and this competition could include the clients’ internal research and development programs, other drug delivery programs and other technologies and products of third parties.

Government Regulation

     All drugs and medical devices, including the Company’s products under development, are subject to extensive regulation in the U.S. and Europe, the Company’s two principal markets. In the U.S., the primary regulatory body is the FDA, although to a lesser extent state and local authorities are also involved in the regulatory process. In Europe, there are two regulatory systems. There is a European Union system that is the responsibility of the European Medicines Evaluation Agent (“EMEA”). In addition, each country has its own regulatory agency. In both the U.S. and Europe, the applicable regulations govern or influence the development, testing, manufacture, safety, labeling, storage, record keeping, approval, advertising, promotion, sale and distribution of prescription pharmaceutical products. Pharmaceutical manufacturers are also subject to certain record keeping and reporting requirements, establishment registration and product listing and agency inspections.

United States

     The federal Food, Drug and Cosmetics Act (“FDCA”), the Public Health Services Act, the Controlled Substances Act and other federal statutes and regulations govern or influence all aspects of the Company’s business. Noncompliance with applicable requirements can result in fines and other judicially imposed sanctions, including product seizures, injunctive actions and criminal prosecutions. In addition, administrative or judicial actions can result in the recall of products, and the total or partial suspension of the manufacturing of products, as well as the refusal of the government to approve pending applications or supplements to approved applications. The FDA also has the authority to withdraw approvals of drugs in accordance with statutory due process procedures.

     FDA approval is required before any dosage form of any new unapproved drug, including a generic equivalent of a previously approved drug, can be marketed. All applications for FDA approval must contain information relating to evidence of safety and efficacy or bio-equivalence to a listed reference drug, product formulation, stability, manufacturing processes, packaging, labeling and quality control. In addition, acts of foreign governments may affect the price or availability of raw materials needed for the development or manufacture of generic drugs.

ANDA Process

     The Drug Price Competition and Patent Restoration Act of 1984, known as the Hatch-Waxman Act, established abbreviated application procedures for obtaining FDA approval for those drugs which are off-patent and whose non-patent exclusivity under the Hatch-Waxman Act has expired and which are shown to be bioequivalent to brand-name drugs. Approval to manufacture these drugs is obtained by filing an ANDA. An ANDA is a comprehensive submission which generally must contain data and information pertaining to the bioequivalence of the drug covered by the ANDA to a referenced listed drug, formulation specifications, stability data, analytical data, methods and manufacturing validation data and quality control procedures. As a substitute for clinical studies, the FDA requires data indicating that the ANDA drug formulation is bioequivalent to a previously approved NDA drug. In order to obtain an ANDA approval of a strength or dosage form which differs from the referenced brand-name drug, an applicant must file and have granted an ANDA Suitability Petition. A product is not eligible for ANDA approval if it is not bioequivalent to the referenced brand-drug or if it is intended for a different use. However, such a product might be approved under a Section 505(b)(1) or (b)(2) NDA with supportive data from clinical trials.

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

     While the Hatch-Waxman Act established the ANDA, it has also fostered pharmaceutical innovation through such incentives as market exclusivity and patent restoration. The Hatch-Waxman Act provides two distinct market exclusivity provisions which either preclude the submission or delay the approval of a competitive drug application. A five-year marketing exclusivity period is provided for new chemical compounds and a three-year marketing exclusivity period is provided for applications containing new clinical investigations essential to the approval of the application. The non-patent marketing exclusivity provisions apply equally to patented and non-patented drug products. Any entitlement to patent marketing exclusivity under the Hatch-Waxman Act is based upon the term of the original patent plus any patent extension granted under the Hatch-Waxman Act as compensation for reduction of the effective life of a patent as a result of time spent by the FDA in reviewing the innovator’s NDA. The patent and non-patent marketing exclusivity provisions do not prevent the filing or the approval of a full Section 505(b)(1) NDA. Additionally, the Hatch-Waxman Act provides 180-day marketing exclusivity against effective approval of another ANDA for the first ANDA applicant who submits a certification challenging a listed patent as being invalid or not infringed and successfully defends in court any patent infringement action based on such certification.

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

     Clinical trials are typically conducted in three sequential phases, Phase I, II and III, although the phases may overlap. A description of each of these phases of development is included in “Research and Development -Development Process for Brand-Name Pharmaceuticals”. Data from pre-clinical testing and clinical trials are submitted to the FDA as an NDA for marketing approval. The process of completing clinical trials for a new drug is likely to take several years and require the expenditure of substantial resources. Preparing an NDA or marketing authorization application involves considerable data collection, verification, analysis and expense, and there can be no assurance that approval from the FDA will be granted on a timely basis, if at all. The approval process is affected by a number of factors, primarily the risks and benefits demonstrated in clinical trials as well as the severity of the disease and the availability of alternative treatments. The FDA may deny an NDA or marketing authorization application if the regulatory criteria are not satisfied, or such authorities may require additional testing or information.

     Even after initial FDA approval has been obtained, further studies, including Phase IV post-marketing studies, may be required to provide additional data on safety and will be required to provide approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. Also, the FDA or other regulatory authorities require post-marketing reporting to monitor the adverse effects of the drug. Results of post-marketing programs may limit or expand the further marketing of the products. Further, if there are any modifications to the drug, including changes in indication, manufacturing process or labeling or a change in manufacturing facility, an application seeking approval of such changes must be submitted to the FDA or other regulatory authority. Additionally, the FDA regulates post-approval promotional labeling and advertising activities to assure that such activities are being conducted in conformity with statutory and regulatory requirements. Failure to adhere to such requirements can result in regulatory actions which could have a material adverse effect on the Company’s business, results of operations and financial condition.

     The FDCA provides for NDA submissions that may rely in whole or in part on publicly available clinical data on safety and efficacy under section 505(b)(2) of the FDCA. The Company and its collaborative partners may be able to rely on existing publicly available safety and efficacy data in filing NDAs for extended-release products when such data exist for an approved immediate-release version of the same chemical entity. However, there is no guarantee that the FDA will accept such applications under section 505(b)(2), or that such existing data will be publicly available or useful. Further, utilizing the section 505(b)(2) application process is uncertain, because neither the Company nor the FDA have had significant experience with it. Additionally, under the Prescription Drug User Fee Act of 1992 (the “PDUFA”), all NDAs require the payment of a substantial fee upon filing, and other fees must be paid annually after approval. Under the PDUFA, there are circumstances when waivers may be granted to the payment of user fees. No assurances exist that, if approval of an NDA is required, such approval can be obtained in a timely manner, if at all.

Other Regulation

     The Prescription Drug Marketing Act (“PDMA”), which amends various sections of the FDCA, imposes requirements and limitations upon drug sampling and prohibits states from licensing wholesale distributors of prescription drugs unless the state licensing program meets certain federal guidelines that include, among other things, state licensing of wholesale distributors of prescription drugs under federal guidelines that include minimum standards for storage, handling and record keeping. In addition, the PDMA sets forth civil and criminal penalties for violations of these and other provisions. Various sections of the PDMA are still being implemented by the FDA and the states. Nevertheless, failure by the Company’s distributors to comply with the requirements of the PDMA could have a material adverse effect on the Company’s business, results of operations and financial condition.

     Manufacturers of marketed drugs must comply with cGMP regulations and other applicable laws and regulations required by the FDA, the Environmental Protection Agency, the DEA, the HPB in Canada, the EMEA in the European Union and other regulatory agencies. Failure to do so could lead to sanctions, which may include an injunction suspending manufacturing, the seizure of drug products and the refusal to approve additional marketing applications. The Company seeks to ensure that any third party with whom it contracts for product manufacturing will comply with cGMP. The FDA conducts periodic inspections to ensure compliance with these rules. However, there can be no assurance that any such third parties will be found to be in compliance with cGMP standards. Any such non-compliance could result in a temporary or permanent interruption in the development and testing of the Company’s planned products or in the marketing of approved products, as well as increased costs. Such non-compliance could have a material adverse effect on the Company’s business, results of operations and financial condition. In addition, SkyePharma

Inc.’s manufacturing facility located in San Diego, California is regulated by the State of California, Department of Health Services, Food and Drug Branch, and the U.S. DEA.

European Union Regulation

     The European drug registration system is based on co-operation between the European Medicines Evaluation Agency (EMEA), established in London, and competent national authorities of the member states of the European Union.

     Since 1995, two new registration procedures have been available throughout the European Union.

     The first of these is a centralized procedure which is compulsory for medicinal products derived from biotechnology, and available at the request of companies for other innovative new products. Applications are submitted directly to the EMEA in London. At the conclusion of the EMEA’s internal scientific evaluation, the opinion of the EMEA’s scientific committee is transmitted to the European Commission, the approval of which will form the basis of a single market authorization applying to the whole European Union.

     The second procedure is ‘mutual recognition’ which is mandatory for most conventional medicinal products. It is based upon the principle of mutual recognition of national authorizations and it provides for the extension of a marketing authorization granted by one member state of the European Union to one or more other member states identified by the applicant. Should the original national authorization not be recognized in another member state the points in dispute are submitted to EMEA’s scientific committee for arbitration.

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

Organizational Structure

     SkyePharma PLC is an international pharmaceutical company and has a number of wholly-owned principal subsidiary undertakings as detailed below:

Company	Country of incorporation	% Held

SkyePharma Canada Holding Inc.*	Canada	100%
SkyePharma Canada Inc.	Canada	100%
SkyePharma Production SAS*	France	100%
Krypton Limited	Gibraltar	100%
SkyePharma Holding AG*	Switzerland	100%
Jago Holding AG	Switzerland	100%
SkyePharma AG	Switzerland	100%
Jago Research AG	Switzerland	100%
Jagotec AG	Switzerland	100%
SkyePharma Holding Inc.*	U.S.	100%
SkyePharma US Inc.	U.S.	100%
SkyePharma Inc.	U.S.	100%
SkyePharma AB*	Sweden	100%

*	Directly held by SkyePharma PLC.

Property, Plants and Equipment

     In January 1997, the Company acquired an approximately 17,000 square meter (183,000 square feet) pharmaceutical manufacturing and production facility and an approximately 2,400 square meter (25,850 square feet) adjoining office space near Lyon, France by acquiring 100% of the issued and outstanding share capital of Laboratories Novalis Production SAS, a French company, from Wyeth-Lederlé for a total consideration of two French francs and the assumption of certain liabilities. See “Business Operations – Manufacturing – Geomatrix and Inhalation Manufacturing” above.

     In addition, the Company owns a 3,435 square meter (36,961 square feet) facility in Muttenz, Switzerland in which its principal research and development, production, small-scale manufacturing, laboratory and workshop operations are housed. In February 1999, the Company purchased a warehousing and administration facility in Muttenz, Switzerland, of approximately 6,138 square meters (66,045 square feet), including approximately 2,040 square meters (22,000 square feet) previously occupied by the Company under a leasing agreement. The purchase price of £3.1 million was financed by bank mortgage at 3% per annum with no repayments during the first five years. Interest and repayment terms will be renegotiated at the end of the five-year period. The building has since been extended and refitted to house additional administrative, research and laboratory operations, and the building was officially re-opened on April 7, 2001.

     The Company’s principal executive offices are located in an approximately 850 square meter (9,150 square feet) facility in London, England. The premises are occupied pursuant to a lease expiring in December 2005 at a total annual rent of approximately £522,000 per year. The Company also leases a small office space in New York City, New York, for a total annual rent of approximately $360,000 pursuant to a leasing agreement renewed in February 2001 for two years based on an independent valuation.

     On March 10, 1999, the Company acquired SkyePharma Inc., which maintains its principal operations in a leased 7,600 square meter (82,000 square feet) building in San Diego, California. The facility houses production, research and development and administrative functions. The future minimum annual rental commitment ranges from $2.8 million to $4.3 million per year over the balance of the remaining lease term of approximately 14 years based upon pre-established annual rent increases. Effective June 2000, the Company subleased to a third party approximately 15,600 square feet of this facility. Sublease income will total approximately $998,000 over the term of the lease, which expires July 31, 2002. On expiry, the Company does not expect to extend the sublease and intends to utilize the additional space. With the acquisition of SkyePharma Inc., the Company also acquired the leasehold of a 2,020 square meter (21,746 square feet) purpose built facility, approved by the FDA for the commercial manufacture of DepoCyt. The lease expires in January 2006 and annual rentals range from $622,000 to $720,000 in this period. Additionally, the Company maintains a leased facility containing primarily office space, with lease terms expiring in January 2006. The facility was subleased effective January 1, 2001 with annual rental income ranging from $317,000 to $352,000 for the terms of the sublease, which expires on January 31, 2006.

     On January 1, 2000, the Company entered into a lease for an office facility in Exton, Pennsylvania for a number of newly recruited U.S. business development employees. The office consisted of 296 square meters (3,190 square feet) of floor space and had an extended lease term of two years, expiring in December 2001. The annual rental for this office was approximately $74,000. On May 7, 2001 the office facility in Exton was completely destroyed by fire. Under the terms of the lease, SkyePharma’s obligations expired as of the date of the fire. The six employees located in this facility were unhurt, and the Company entered into a short-term lease in a new location in Exton. The new office consists of approximately 106 square meters (1,150 square feet) and has a renewable lease term of 3 months. The Company expects to occupy the office space through August 2002. The monthly rental of this office is approximately $8,300. Upon expiration of the Exton lease in August 2002, the Company plans to move its U.S. business development operations to its existing leased office space in New York.

     The Company believes that its current facilities are adequate to meet its anticipated needs for the foreseeable future.

Item 5: Operating and Financial Review and Prospects

     The following discussion contains forward-looking statements that involve risks and uncertainties. The Company’s actual results may differ materially from the results discussed in such forward-looking statements as a result of various factors, including those set forth under the caption “Risk Factors” and elsewhere in this Form 20-F.

     The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements of the Company and related Notes to those Consolidated Financial Statements included in Item 18 of this Form 20-F. This discussion contains summarized financial information which has been derived from such financial statements. You should not rely solely upon such summarized information but should read this entire document.

     Skyepharma’s discussion and analysis of its financial condition and results of operations are based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United Kingdom which vary in certain important respects from accounting principles generally accepted in the United States. The principal differences between U.K. GAAP and U.S. GAAP as they relate to SkyePharma are summarized in Note 31 of SkyePharma’s Consolidated Financial Statements included in Item 18 of this Form 20-F.

Critical Accounting Policies and Estimates

     The preparation of the Consolidated Financial Statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, intangible assets, deferred consideration and other contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable. Actual results may differ from these estimates under different assumptions or conditions.

     The Company believes the following represent its critical accounting policies:

Revenue Recognition

     The Company’s revenue comprises contract development, manufacturing and distribution, and royalty income. Contract development income represents amounts invoiced to customers for services rendered under development contracts including milestone payments and technology access fees. Under U.K. GAAP contract revenue is recognized when earned and non-refundable, and when there are no future obligations pursuant to the revenue, in accordance with the contract terms. Refundable contract revenue is treated as deferred until such time as it is no longer refundable. Manufacturing and distribution revenues principally comprise contract manufacturing fees invoiced to third parties, non-contract manufacturing revenues under a collaboration agreement with Chiron Corporation, plus other contract manufacturing revenue and income from product sales. Royalty income represents income earned as a percentage of product sales. Advance royalties received are treated as deferred income until earned, when they are recognized as income. See discussion of revenues under “Operating Results – Year ended December 31, 2001 compared with the year ended December 31, 2000” below.

     The Company recognizes revenue for U.S. GAAP in accordance with SEC Staff Accounting Bulletin No. 101. Revenue Recognition in Financial Statements (SAB 101), as amended by SAB

101A and 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on the judgments of the Directors. Should changes in conditions cause the Directors to determine these criteria are not met for certain future transactions, revenue recognized for future reporting periods could be adversely affected.

Intangible Fixed Assets

     The Company’s intangible fixed assets comprise goodwill, intellectual property and capitalized development costs. The Directors estimate the useful economic life of such assets and the assets are amortized over this period. Future events could cause the Directors to amend their view of the estimated economic life of these assets.

Impairment of Fixed Assets

     The Company reviews the carrying value of fixed assets when there is an indication that the assets may be impaired. First year impairment reviews are conducted for acquired goodwill and intangible assets. Impairment is determined by reference to the higher of net realisable value and value in use, which requires estimates on future cash flows. Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses. Future events could cause the Company to conclude that impairment indicators exist and assets may have been impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial condition and results of operations.

Deferred Consideration

     The provision for deferred consideration comprises the fair value of contingent consideration arising from acquisitions. The eventual outcome is subject to the Group’s future performance and certain contractual terms. The provision is reviewed annually by the Directors who make significant judgments as to, and changes to, the estimated fair value of the contingent consideration. Based on these judgments, changes to the estimated fair value are recorded as an adjustment to goodwill or the underlying asset value. Where the effect of the time value of money is material the provision is reflected at its present value and the interest element arising on discounting the liability is recorded as interest payable in the profit and loss account as it unwinds. At December 31, 2001, the main judgments on balances recorded for deferred consideration related to the 1996 acquisition of Krypton and the 2001 acquisition of SkyePharma Canada.

     The deferred consideration of Krypton was revised on April 26, 1996, such that a maximum of 37.5 million Ordinary Shares and 37.5 million ‘B’ Warrants would be issued contingent on a change in control of the Company at a share price of not less than 80 pence compounded at an annual rate of 10%, or satisfaction of a potential four hurdles. At December 31, 2001, the Directors believe that until products are marketed and agreement is reached with the Krypton vendors, certain elements of deferred consideration cannot be estimated with any degree of certainty. Therefore, the deferred consideration recognized in the accounts at December 31, 2001, related only to the extent that the first hurdle is reasonably expected to be met. Consequently, an estimate of £4.8 million (2000: £5.0 million) has been recognized as deferred consideration based on market prices on December 31, 2001, for 7.5 million Ordinary shares and 7.5 million ‘B’ Warrants.

     In consideration for the loss of the former SkyePharma Canada shareholders’ certain option rights, which were agreed on July 19, 2001 when the Group acquired an initial 40.2% interest in SkyePharma Canada, deferred consideration was agreed. If the SkyePharma share price is below 82 pence on June 30, 2003, then the Company is required to issue 200,000 additional shares, or pay an amount in cash, for each penny difference between the actual share price and 82 pence. In the Directors’ opinion, the deferred consideration cannot be estimated with any degree of certainty. Therefore, this deferred consideration has not been recognized as at December 31, 2001. Initial estimates of the deferred consideration will be revised as further and more certain information becomes available with potential corresponding adjustments to goodwill.

Contingent Liabilities

     Provisions for contingent liabilities are dependent upon estimates and assessments of whether the criteria for recognition have been met, including estimates by the Directors as to the probable outcome and the amount of the potential cost of resolution. We follow the strict rules for identification and recognition of such provisions in accordance with U.K. GAAP. The Company is currently involved in certain legal proceedings as discussed in “Item 8: Financial Information – Legal Proceedings”. As at December 31, 2001, no costs have been accrued in relation to these proceedings because the Company does not believe that the proceedings will have a material adverse effect on the Company’s consolidated financial position. Any estimate for such an accrual would be developed in consultation with external legal advisors handling the Company’s defense in these matters and would be based upon an analysis of potential outcomes. It is possible that future results of operations could be materially affected by changes in our assumption.

Operating Results

     The Company’s revenues to date from continuing business have been principally generated by contract development revenue, including milestone payments from third parties, contract manufacturing and distribution, and royalty revenue from sales by third parties of products developed by the Company. See “Item 3: Key Information – Risk Factors – The Company’s results of operations tend to fluctuate”.

     The Group’s operations relate wholly to one class of business, pharmaceuticals.

	Year ended December 31,
	1999	2000	2001

	(in thousands)
By class of business:
Pharmaceuticals
Contract development, including milestone payments	£ 9,045	£ 16,805	£ 38,236
Manufacturing and distribution	4,597	3,476	6,422
Royalties receivable	4,097	4,011	1,468

	£ 17,739	£ 24,292	£ 46,126

By location of customer:
U.K.	£ 2,237	£ 13,178	£ 21,411
Continental Europe	10,812	6,095	16,511
U.S.	4,590	4,284	5,482
Rest of the world	100	735	2,722

	£ 17,739	£ 24,292	£ 46,126

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

     In 1998, the Company also received contract development revenue, including milestone payments from the joint venture with Genta. On March 4, 1999 the Company reached an agreement with Genta relating to the outstanding liabilities and the future operation of the Joint Venture with Genta. The existing balances between the joint venture company and the parent companies have been waived and in addition Genta was released from future funding obligations. The Company did not suffer any material adverse financial consequences from its implementation of the agreement and fully recognized its 50% share of the net loss on operations in the joint venture in 1999. See “Item 4: Information on the Company – Business Operations – Joint Venture with Genta” for further details of the terms of this agreement.

     The results for the year ended December 31, 1999 included revenues from SkyePharma Inc., which has been consolidated from the date of its acquisition in March 1999. At this point the Company began to incur costs relating to non-contract manufacturing at its San Diego facility.

     After cost of sales, the Company’s principal expenditures have related to administrative expenses, the Company’s internal research and development costs, sales and marketing expenses, the costs of the corporate offices and interest expense. As the majority of the Company’s principal expenses are incurred in Switzerland, France and the United States and the Company’s revenues are substantially in U.S. dollars, the Company’s results of operations, as reported in pounds sterling, can be materially influenced by changes in exchange rates.

     Inflation did not have a significant impact on the Company’s operations during any of the periods presented.

Year Ended December 31, 2001 compared with the Year Ended December 31, 2000

	Year ended December 31,
	2001	2000

	(in thousands)
Turnover	£46,126	£24,292
Cost of sales	(18,820)	(15,598)

Gross profit	27,306	8,694
Selling, marketing and distribution expenses	(4,804)	(3,844)
Administration expenses	(16,025)	(12,630)
Research & development expenses	(17,918)	(13,104)
Other operating income	6,342	2,900

Operating loss	(5,099)	(17,984)
Associated undertaking	(578)	—

Loss on ordinary activities before interest and taxation	(5,677)	(17,984)
Interest receivable	1,251	1,806
Interest payable	(4,951)	(3,508)

Loss on ordinary activities before taxation	(9,377)	(19,686)
Taxation	(75)	(4)

Retained loss	(9,452)	(19,690)

     Turnover in the year ended December 31, 2001 increased by 90% to £46.1 million, compared to £24.3 million in 2000.

     Contract research and development revenue, including milestone payments, increased by 128% to £38.2 million. Milestone payments in 2001 included £12.4 million in respect of Solaraze and £9.0 million following receipt of the DepoCyt European approval. Contract development income excluding milestones also more than doubled during the year to £9.9 million. Manufacturing and distribution revenues increased by 85% to £6.4 million mainly due to the return of DepoCyt to the market in March 2001. Royalty income of £1.5 million is comprised of approximately £1.1 million from Xatral OD and Solaraze, with £0.4 million from generics. This contrasts with 2000 where £3.7 million came from generics and £0.3 million from non-generics. The Company also recognized income of £6.3 million during the year under its agreement to finance the development of DepoMorphine shown as ‘Other operating income’. See Note 31 of the Notes to SkyePharma’s Consolidated Financial Statements included in Item 18 of this Form 20-F for the accounting treatment of this transaction under U.S. GAAP.

     SkyePharma recognizes revenue only when it is earned and non-refundable, and when there are no future obligations pursuant to the revenue, in accordance with the contract terms. During 2001 some £11.7 million (2000: £ Nil) of turnover and other income was deferred under U.K. GAAP using this policy:

Contract development revenue	£7.0 million
Other operating income	£4.7 million

£11.7 million

     Cost of sales consists of research and development expenditures, including: the costs of certain clinical trials incurred on behalf of our collaborative partners; the direct costs of contract manufacturing; and the direct costs of licensing arrangements and royalties payable. Cost of sales were £18.8 million in 2001 compared to £15.6 million in 2000. However, gross profit trebled to £27.3 million compared to £8.7 million in 2000, primarily as a result of the increased milestone payments received.

     Selling, marketing and distribution expenses were £4.8 million compared to £3.8 million in 2000, reflecting primarily SkyePharma’s share of expenses for DepoCyt under its collaboration agreement with Chiron Corporation. Research and development expenses increased by £4.8 million to £17.9 million, due to increased expenditure on DepoMorphine, DepoCyt and on expanding and maintaining the Group’s patent portfolio. Amortization of intangible assets increased by £0.5 million to £3.8 million in 2001 and other administration expenses were £12.2 million in 2001 compared to £9.3 million in 2000. The increase in administration costs reflects the growth of the business and increased professional fees for significant transactions entered into during the year.

     Under an agreement with Paul Capital, signed in December 2000, the Group will receive a total of $30 million between 2000 and 2002 to fund the clinical development and regulatory submission of DepoMorphine, in return for a proportion of potential future royalty and revenue streams from DepoMorphine and certain SkyePharma products. During 2001 £11.0 million (2000: £2.9 million) was received of which £6.3 million (2000: £2.9 million) has been recognized as other operating income which essentially offsets the R&D expenses associated with DepoMorphine during the period. The remaining £4.7 million (2000: nil) was deferred.

     Operating losses for the 12 months to December 31, 2001 fell by 72% to £5.1 million from £18.0 million in 2000. The Group’s loss on ordinary activities before tax was £9.4 million in 2001, after a net interest payable increase of £2.0 million, compared to £19.7 million in 2000.

     The Group made its first operating profit and net profit in the second half of 2001. The two half years compare as follows:

	Six months ended June 30, 2001	Six months ended December 31, 2001
	£’000	£’000

Turnover	14,799	31,327
Gross profit	5,549	21,757
Operating (Loss)/Profit	(9,919)	4,820
Net (Loss)/Profit	(11,603)	2,151

     The acquisition of SkyePharma Canada negatively impacted the second half results by £0.6 million. The loss per share for the year fell by 54% to 1.8 pence compared to 3.9 pence in 2000.

     Foreign currency exchange movements did not have a material impact on the results of operations in 2001 compared with 2000.

Year Ended December 31, 2000 compared with the Year Ended December 31, 1999

	Year ended December 31, 2000	Year ended December 31, 1999

	(in thousands)
Turnover	£24,292	£17,739
Cost of sales	(15,598)	(14,854)

Gross profit	8,694	2,885
Selling, marketing and distribution expenses	(3,844)	(3,161)
Administration expenses	(12,630)	(12,584)
Research & development expenses	(13,104)	(6,728)
Other operating income	2,900	—

Operating loss	(17,984)	(19,588)
Share of operating loss in joint venture	—	(48)

Loss on ordinary activities before interest and taxation	(17,984)	(19,636)
Reversal of provision for loss on disposal of fixed asset investment	—	381
Interest receivable	1,806	1,364
Interest payable	(3,508)	(1,391)

Loss on ordinary activities before taxation	(19,686)	(19,282)
Taxation	(4)	(132)

Retained loss	(19,690)	(19,414)

     Turnover in the year ended December 31, 2000 increased by 37% to £24.3  million compared to £17.7  million in 1999. This represents a cumulative annual growth rate of 28% since 1996.

     Contract research and development including milestone payments increased by 86% to £16.8  million in 2000. Milestone payments in 2000 included £8.9  million ($14  million) received from Bioglan on the licensing of Solaraze in the U.S., Canada and Mexico. Manufacturing and distribution revenues decreased to £3.5  million in 2000 compared to £4.6  million in 1999, mainly as a result of the absence of revenues from the manufacture and sale of DepoCyt. Royalty income was earned primarily from the licensing of part of the Group’s portfolio of generic products and amounted to

£4.0  million in 2000 compared to £4.1  million in 1999. The first royalty income from Xatral OD was also received in the year. The Company also received £2.9  million during 2000 under its agreement to finance the development of DepoMorphine shown above as “Other Operating Income”. See Note 31 of the Notes to SkyePharma’s Consolidated Financial Statements included in Item 18 of this Form 20-F for the accounting treatment of this transaction under U.S. GAAP.

     Cost of sales consists of research and development expenditure, including the costs of certain clinical trials incurred on behalf of our collaborative partners, the direct costs of contract manufacturing, direct costs of licensing arrangements and royalties payable. Cost of sales were £15.6  million in 2000 compared to £14.9  million in 1999. Gross profit trebled to £8.7  million in 2000 compared to £2.9  million in 1999 as a result of the increase in milestone payments received.

     Selling, marketing and distribution expenses were £3.8  million in 2000 compared to £3.2  million in 1999, primarily due to a full year’s expenses for SkyePharma’s business development presence in North America. Research and development expenses increased by 95% to £13.1  million compared to £6.7  million in 1999, due primarily to increased expenditure on DepoCyt and DepoMorphine. Administrative expenses were £12.6  million in 2000, the same as in 1999, including amortization of £3.3  million in 2000, compared to £1.5  million in 1999.

     In December 2000 the Group received other operating income of £2.9  million ($4.4  million) under an agreement with Paul Capital by which it will receive a total of $30  million over the next two years to fund the clinical development and regulatory submission of DepoMorphine in return for the sale of a proportion of potential future royalty and revenue streams from DepoMorphine and certain SkyePharma products. Research and development costs for DepoMorphine were £4.3  million in 2000. This is explained more fully in Note 3 of the Notes to SkyePharma’s Consolidated Financial Statements included in Item 18 of this Form 20-F.

     Operating loss fell by 8% from £19.6  million in 1999 to £18.0  million in the year and was achieved at a time when research and development expenses were almost doubled. The absence of DepoCyt from the market place in 2000 also adversely impacted SkyePharma’s operating result by some £5.8  million. DepoCyt was re-introduced to the market in March 2001. The costs of amortizing goodwill and recent intellectual property acquisitions more than doubled to £3.3  million during the year.

     The Group’s loss on ordinary activities before tax was £19.7  million in 2000, after a net interest payable increase of £1.7  million, compared to £19.3  million in 1999. The loss per share for the year fell by 7% to 3.9 pence compared to 4.2 pence in 1999.

     Foreign currency exchange movements did not have a material impact on the results of operations in 2000 compared with 1999.

Liquidity and Capital Resources

Sources of Liquidity

     The Company finances its operations primarily by the sale of equity and debt securities, funding provided by collaborative partners and, in 2001, cash generated from operations.

     During 2001 £11.0  million ($16.0  million) (2000: £2.9  million ($4.4  million)) in cash was received under an agreement with Paul Capital by which SkyePharma will receive a total of $30  million between 2000 and 2002 to fund the clinical development and regulatory submission of DepoMorphine in return for the sale of a proportion of potential future royalty and revenue streams from DepoMorphine and certain SkyePharma products.

     In March 2002, SkyePharma announced that it had entered into a second agreement with Paul Capital. Under the terms of the agreement, Paul Capital will pay SkyePharma $30  million during 2002 and 2003, principally to fund the clinical development of SkyePharma’s propofol and HFA-formoterol products. In return, Paul Capital will receive a portion of the potential future royalty and revenue streams from these, and seven other products from the Company’s pipeline. Between January 2002 and December 2015, Paul Capital could receive between 4% and 20% of the annual royalties and revenues from the total of nine products. Based on management’s current projections, the 20% rate will apply from 2004 to 2008. The percentage then falls, when an agreed return is achieved, to 12.5% until a second ceiling is reached, before falling to 4% for the remainder of the period until December 31, 2015. During 2002 and 2003, the 20% rate will be reduced based on the percentage of the total $30  million already funded. In addition, should the share of royalties received by Paul Capital not meet minimum returns, SkyePharma may issue SkyePharma Ordinary Shares up to a value of $7.5  million. The number of Ordinary Shares to be issued is capped based upon a minimum price of 55 pence per share. Also under the terms of these agreements, Paul Capital has been issued warrants carrying rights to subscribe for 5  million SkyePharma Ordinary Shares at an exercise price of 73.75 pence, representing a 25% premium to the average trading price for the five trading days immediately prior to the closing date on March 7, 2002.

     On May 14, 2002 SkyePharma announced its intention to enter a wide ranging strategic collaboration with Kowa Company Ltd., a leading Japanese company with substantial pharmaceutical interests, which proposes, under a Subscription Agreement signed on May 13, 2002, to make a strategic investment in SkyePharma. Kowa and SkyePharma have signed a separate non-binding Letter of Intent to evaluate Kowa’s acquisition of a 50% interest in SkyePharma’s manufacturing facility in Lyon. At an Extraordinary General Meeting on June 7, 2002, shareholder approval was obtained for Kowa to acquire 30  million ordinary shares of 10p each in SkyePharma for a total consideration of approximately £25.3  million. This represents a holding of around 5% after the investment. As part of its investment, Kowa will have the right to appoint a non-executive director to the board of SkyePharma.

     Total cash outflow before use of liquid resources and financing in 2001 was £10.9  million, including purchases of fixed asset investments of £8.3  million and tangible fixed assets of £7.7  million. The Company’s cash position including short-term bank deposits at December 31, 2001 amounted to £25.3  million, net of bank overdrafts of £1.6  million.

     Based upon the Company’s business plan and given the recent funding described above, the Directors anticipate that the Company will have sufficient resources to fund its current operations through at least the next twelve months. The additional funding will enable the Company to selectively develop a number of key projects to a later stage of development prior to licensing out, thereby potentially increasing its share of the profits. The Company is an emerging pharmaceutical company and expects to absorb cash until products are fully commercialized. Much of the Company’s cash requirement is of an investment nature and is to a great extent discretionary. Funds will be used for the Company’s own product development efforts and capital expenditure.

     Future acquisitions or investments, a material decrease in our cash flow from operations or the failure of our collaborative partners to provide funding are circumstances could affect our liquidity and working capital. The Company is reliant on collaborative partners and upon its ability to continue to obtain new development contracts from third parties to further develop and commercialize its drug delivery technologies. See “Item 3: Key Information – Risk Factors”. The Company is dependent on Geomatrix and DepoFoam technologies as to which further successful development is uncertain; however, the failure by the Company’s collaborative partners to provide funding, obtain regulatory approvals and conduct marketing activities could adversely affect the Company’s business.

Borrowings

     At December 31, 2001 the Company had short-term borrowings, including obligations under finance leases, amounting to £7.3  million and long-term borrowings, including obligations under finance leases and Convertible Bonds (the “Bonds”), amounting to £66.8  million.

     At December 31, 2001 the Group had an overdraft facility of £1.2  million (CHF 3  million) with the Basellandschaftliche Kantonalbank, secured on the assets of Jago and guaranteed by SkyePharma PLC.

     At December 31, 2001 the Group also had an overdraft facility with Société Générale of £0.7  million (FF8  million), secured by the trade debtors of SkyePharma Production SAS and guaranteed by SkyePharma PLC.

     Included within bank loans, the Basellandschaftliche Kantonalbank has extended a loan of £0.8  million (CHF2  million) and a fixed credit facility of £0.6  million (CHF1.5  million). These loans are renewable annually and bear interest at 6.5% and 6.0%, respectively. The bank loans are all secured on the assets of Jago and the credit facility is guaranteed by SkyePharma PLC.

     At December 31, 2001 the Group had £0.1  million outstanding on a loan payable to the Silicon Valley Bank. The loan is secured upon specific fixed assets of SkyePharma Inc. and is guaranteed by SkyePharma PLC. The loan bears a floating rate of interest set at the U.S. prime rate plus 0.5% and the principal is repayable in monthly instalments until February 2002. Under the agreement, the Company covenanted to hold cash balances at SkyePharma Inc. equivalent to 1.5 times outstanding loan balances. As of February 2002 the loan was paid off and the guarantee cancelled.

     At December 31, 2001 the Group had a property mortgage facility with the Basellandschaftliche Kantonalbank of £7.4  million (CHF18.0  million). The mortgage is in two tranches, both secured by the assets of Jago, and guaranteed by SkyePharma PLC. The first tranche bears interest at 4.75% and is repayable by instalments over 21 years semi-annually. The second tranche bears interest at 3.0% and is repayable in 2004.

     At December 31, 2001 the Group had £3.8  million outstanding on the Chiron loan notes. The original note was issued in 1999 on the acquisition of SkyePharma Inc. (formerly DepoTech Corporation). Under a collaboration agreement with Chiron Corporation, DepoTech had an obligation to pay Chiron $11.7  million within six months of U.S. or European marketing approval of DepoCyt. Consequent upon the acquisition, SkyePharma, DepoTech and Chiron amended the agreement with Chiron in March 1999 such that the Group issued a note payable to Chiron of $9.7  million on the receipt of FDA approval of DepoCyt on April 1, 1999.

     During 2000, SkyePharma and Chiron amended the March 1999 agreement whereby SkyePharma would have issued a note payable for $3.5  million to Chiron upon the filing of an application for DepoCyt for pediatric indications in the U.S. Under the amendment dated October 4, 2000 the note became payable on the earlier of the filing of an application for DepoCyt for pediatric indications in the U.S. or the date on which Phase IV clinical trials, required by the FDA as a condition of product approval, commenced. The $3.5  million note was issued in December 2000. The notes are secured on the rights to DepoCyt and bear a floating rate of interest based on LIBOR. The principal amounts are payable on June 30, 2002 for the first tranche and in equal instalments on June 30, 2002 and 2003 for the second.

     On June 16, 2000, the Company issued £59.4  million 6% Bonds due 2005. The Bonds are convertible at the option of the holder into fully paid 10 pence Ordinary Shares in the Company at an initial conversion price of 132 pence at any time up to June 19, 2005. The initial conversion price was recalculated to the minimum 83 pence on June 19, 2001. Unless previously redeemed or converted, the Bonds will be redeemed by the Company at their principal amount on June 19, 2005.

Contractual Cash Obligations

     The following is a summary of the Group’s contractual cash obligations as of December 31, 2001:

	Payments Due by Period
	Total	< 1 year	1-3 years	4-5 years	After 5 years
	£’000	£’000	£’000	£’000	£’000

Bank overdrafts	1,618	1,618	—	—	—
Bank loans	1,521	1,521	—	—	—
Secured mortgage	7,407	248	4,427	332	2,400
Chiron loan notes	3,825	3,023	802	—	—
Finance leases	1,721	847	870	4	—
Operating leases	39,748	4,114	6,849	5,834	22,951
Convertible bonds	57,962	—	57,962	—	—

Total Contractual Cash Obligations	113,802	11,371	70,910	6,170	25,351

     Capital commitments, contracted for but not provided in the accounts, were £0.3  million at December 31, 2000 and December 31, 2001.

     In December 1999 SkyePharma Production SAS entered into a leasing arrangement with Lombard North Central PLC by which certain pharmaceutical manufacturing and laboratory equipment was the subject of a four-year sale and leaseback arrangement. The Company has guaranteed the obligations of the lessee under this lease to an amount of FF30  million (£2.8  million).

Financial Instruments

     The Group holds financial instruments to finance its operations and to manage the currency risk that arise from these operations. Further information on these financial instruments is set out in Note 26 of the Notes to SkyePharma’s Consolidated Financial Statements included in Item 18 of this Form 20-F.

Principal Differences between U.K. and U.S. GAAP

     As at December 31, 2001, the principal differences between U.K. and U.S. GAAP relate to the treatment of goodwill, acquired in-process research and development expenditure, revenue recognition and the sale of royalty interests. Each of these differences are explained in more detail in Note 31 of the Notes to SkyePharma’s Consolidated Financial Statements included in Item 18 of this Form 20-F.

New Accounting Standards not yet Adopted

U.K. Accounting Standards

     The Company has implemented the transitional disclosure requirements of Financial Reporting Standard 17 ‘Retirement Benefits’. The FRS adopts a market value approach to the measurement of retirement benefits and requires expanded disclosures. The Standard does not require implementation of the change in measurement approach until 2003.

     Financial Reporting Standard 19 ‘Deferred Tax’ falls to be implemented by the Company in 2002. The FRS requires deferred tax to be accounted for on a full provision basis, rather than a partial provision basis, as at present.

U.S. Accounting Standards

     In July 2001 the FASB issued Statement No. 141, ‘Business Combinations’, and Statement No.  142 ‘Goodwill and Other Intangible Assets’ which are required to be implemented with effect from July 1, 2001 and January 1, 2002, respectively. FASB Statement No. 141 requires that all business combinations be accounted for under the purchase method. FASB Statement No. 142 requires that goodwill will no longer be amortized over its estimated useful life. The Group must instead identify and value its reporting units for the purpose of assessing, at least annually, potential impairment of goodwill allocated to each reporting unit. Additionally, the Group will need to reassess the useful lives of existing recognized intangible assets. Intangible assets deemed to have indefinite lives will no longer be amortized, instead tested annually for potential impairment. Separate intangible assets with finite lives will continue to be amortized over their useful lives. The Group will adopt SFAS 142 prospectively as of January 1, 2002. Since an extensive effort is needed to adopt SFAS 142, it is not yet practical to fully estimate the impact of adopting SFAS 142 on the Group’s financial statements. At December 31, 2001, the Group had unamortized goodwill of approximately £142.9  million under U.S. GAAP. Total goodwill amortization was approximately £8.6  million for the year ended December 31, 2001 which will not be incurred in 2002 under U.S. GAAP.

     In August 2001, the FASB issued FASB Statement No. 143, ‘Accounting for Obligations Associated with the Retirement of Long-Lived Assets’. This standard will be effective for the Group’s fiscal year beginning January 1, 2003. The standard requires that such obligations be capitalized as part of the assets’ cost at the time of initial recognition, with the related liability discounted to its fair value at the date of recognition. The income statement impact of adopting this standard will be presented as a cumulative effect of a change in accounting principle. The Group is assessing the impact that this new standard will have on its financial position and results of operations.

     In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, ‘Accounting for the Impairment of Disposal of Long-Lived Assets’ (SFAS 144). SFAS 144 supersedes SFAS 121, ‘Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of’. SFAS 144 develops an accounting model, based on the framework previously established in SFAS 121, for long-lived assets to be disposed of by sale. The accounting model applies to all long-lived assets, including discontinued operations, and it supersedes the provisions of APB Opinion No. 30, ‘Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions’, for disposal of segments of a business. SFAS 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. SFAS 144 also broadens the definition of discontinued operations. The Company will adopt SFAS 144 from January 1, 2002, and is currently assessing the impact that this new standard will have on its financial position and results of operations.

     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (FAS 145). This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. FAS 145 is effective for fiscal years beginning after May 15, 2002; however, certain sections are effective for transactions occurring after May 15, 2002. The Company does not expect the adoption of this standard to have a material effect on its financial statements.

Research and Development, Patents and Licenses

     For a discussion of the Company’s research and development activities, see “Item 4: Information on the Company – Business Operations – Research and Development” and patents and licenses, see “Item 4: Information on the Company – Business Operations – Patents and Proprietary Rights”.

Trend information

     The Company’s results of operations have fluctuated materially on a monthly, semi-annually and yearly basis, partly as a result of acquisitions and partly due to the timing of contract revenues. Therefore, period-to-period and period-on-period comparisons are not meaningful at this stage in the Company’s development. The Company believes that it will continue to experience fluctuations in its results of operations in the near to medium term.

Item 6: Directors, Senior Management and Employees

Directors and Senior Management

Name	Age	Position

Ian Gowrie-Smith(1)(5)	54	Executive Chairman
Michael Ashton(1)	56	Chief Executive Officer
Donald Nicholson(1)	44	Finance Director and Executive Director
Suzanne V. McLean(1)(2)	48	Company Secretary and General Counsel
Air Chief Marshal Sir Michael Beavis(3)(4)	72	Senior Independent Non-Executive Director
Dr. David Ebsworth(3)(4)	47	Non-Executive Director
R. Stephen Harris(4)(5)	59	Non-Executive Director
Dr. Keith Mansford(4)	70	Non-Executive Director
Dr. Argeris (Jerry) Karabelas(3)(5)	49	Non-Executive Director
Walter Zeller(3)	71	Non-Executive Director

(1)	Member of Executive Committee.
(2)	Not a Director of the Company.
(3)	Member of Audit Committee.
(4)	Member of Remuneration Committee.
(5)	Member of Nomination Committee.

     Ian Gowrie-Smith has been Executive Chairman of the Board of the Company since January 1995. From January 1995 to November 1998 he was also Chief Executive Officer of the Company. He has more than 15 years of management experience in the pharmaceutical industry, most recently as Chief Executive Officer of Medeva plc. He graduated with a Bachelor of Commerce degree from the University of Melbourne in 1970.

     Michael Ashton was named Chief Executive Officer of the Company in November 1998. He joined the Company in January 1997 as Chief Executive Officer of Jago, was appointed to the Board in March 1997 and was named Chief Operating Officer of the Company in May 1998. He has 30 years of experience in the pharmaceutical industry. Prior to joining the Company, he was Chairman, President and Chief Executive Officer of Faulding Inc. He obtained a B.Pharm degree from Sydney University in 1968 and an MBA from Rutgers University in 1974.

     Donald Nicholson was named Finance Director in March 1997. He joined the Company in February 1996 as Chief Financial Officer and was appointed to the Board in March 1997. He has more than 12 years of experience in the healthcare industry. Prior to joining the Company, he was the Corporate Strategy and Finance Director at Corange Group. Mr. Nicholson is a member of the Institute of Chartered Accountants of Scotland and obtained a B.Com (Hons) degree from the University of Edinburgh in 1980.

     Suzanne V. McLean joined the Company in September 1999 as International Legal Counsel and Company Secretary. She has 20 years of international legal experience in commerce and industry. Prior to joining the Company, she was Legal Director and Company Secretary at Biocompatibles International plc. She has a Business Law degree from Guildhall University and was called to the Bar in 1979.

     Sir Michael Beavis was appointed to the Board in 1989 and was appointed Senior Independent Non-Executive Director in May 2001. He retired from the Royal Air Force in 1987 as an Air Chief

Marshal. His last appointment was Deputy Commander-in-Chief Allied Forces Central Europe. He became a defense consultant with Burdeshaw Associates in 1987 and is a Non-executive director of the Alliance Aircraft, USA. He graduated from the Royal Air Force Staff college in 1963 and from the Royal College of Defense Studies in 1974.

     R. Stephen Harris was appointed to the Board in November 1995. He has 35 years of commercial experience in the pharmaceutical industry, having worked for ICI Pharmaceuticals, Merck, Eli Lilly, Boots, Reckitt & Colman and Gensia and was Director of Development and Licensing with Medeva plc. He is Non-executive Chairman of Proteome Sciences plc and a Non-executive Director of Advanced Medical Solutions Group Plc, Pharmaceutical Profiles Limited, Microscience Limited and Trigen Ltd. He is a member of the Pharmaceutical Society of Great Britain and graduated with a B.Sc in Pharmacy from the University of London in 1964.

     Dr. David Ebsworth was appointed to the Board on April 11, 2002. Dr. Ebsworth has over 20 years of experience in the pharmaceutical industry. Prior to his last position as President and General Manager of the Pharmaceutical Business Group for Bayer AG he held a series of global positions with the same group in Canada, Europe and the U.S. Dr Ebsworth is CEO Designate of Oxford GlycoSciences PLC and is also a Non-executive Director of CuraGen Corporation.

     Dr. Argeris Karabelas was appointed to the Board in November 2000. Dr Karabelas has more than 20 years’ experience in the pharmaceutical industry having spent the majority of his career with SmithKline Beecham plc. Dr Karabelas was appointed Chairman of the Novartis Venture Fund in July 2000, having previously held the position of CEO of Novartis Pharma AG. He is also an external director of Layton Biosciences, California, Fox Chase Cancer Center, The University of the Sciences in Philadelphia, and a member of the Scientific Advisory Committee of the Massachusetts General Hospital, Boston. He received a Ph.D. in Pharmacokinetics from the Massachusetts College of Pharmacy in 1979.

     Dr. Keith Mansford was appointed to the Board in March 1996. He has over 40 years’ experience in the pharmaceutical and biotechnology sectors principally with Beecham Group and SmithKline Beecham plc. From 1982 to 1992 he was Chairman of Research and Development at SmithKline Beecham plc. He is an external director of Sepracor Inc. and of Mindset Pharmaceuticals. He is Chairman of Mansford Associates, an international healthcare consultancy. He obtained a B.Sc in Chemistry and a M.Sc in Biochemistry from the University of Durham and a Ph.D. in Biochemistry from the University of London.

     Walter Zeller was appointed to the Board in February 1996. He had an extensive career with Ciba Geigy and was most recently Chief Financial Officer of Corange Ltd., the holding company of Boehringer Mannheim and DePuy. He is a Non-executive Director of Henkel and CieAG. He obtained a B.Sc in Business Administration from State Commercial College, Zurich.

     There are no arrangements or understandings with major shareholders, customers or suppliers or others pursuant to which any person was selected to serve as a director or senior manager.

     There are no provisions within the directors service contracts that provide for any benefit to accrue to any director upon termination of employment save that salary may be paid in lieu of notice.

Compensation

     The following table sets forth certain information regarding the compensation paid to directors and officers of the Company in the year ended December 31, 2001.

	Salary	Bonus	Pension Benefits	All Other Monetary Compensation(1)
Name	£’000	£’000	£’000	£’000

Ian Gowrie-Smith	406	134	51	20
Michael Ashton(2)	350	115	44	58
Donald Nicholson	180	70	23	10
Suzanne V. McLean(3)	130	31	16	9
Dr. Jacques Gonella(4)	11	—	—	—
Air Chief Marshal Sir Michael Beavis	30	—	—	—
Stephen Harris	28	—	—	—
Dr. Keith Mansford	28	—	—	—
Walter Zeller	37	—	—	—
Tamar Howson(5)	71	—	—	—
Dr. Argeris Karabelas	28	—	—	—

(1)	All other monetary compensation includes company car allowance and medical insurance for directors, officers and their families.
(2)	All other monetary compensation additionally includes living allowance and school fees.
(3)	Miss McLean is an officer who is not a director.
(4)	Dr. Gonella resigned effective June 6, 2001.
(5)	Ms. Howson resigned effective November 26, 2001.

     In the year ended December 31, 2001, the Company paid £1,880,000 in aggregate compensation to its directors and officers as a group (11 persons).

     For further information on share options granted, see “Outstanding Options” below.

     The Remuneration Committee of the Board of Directors administers a bonus plan for the Company’s executive directors and officers. Bonuses are paid at the discretion of the Remuneration Committee, in recognition of the individual’s contribution to the success of the Company and the achievement of specified objectives. In 2001 the primary performance targets were a combination of objective corporate, divisional and specific individual targets. A fundamental part of the annual bonus plan is the requirement that a stated proportion of any cash bonus awarded under the bonus plan each year be deferred through the Company’s Deferred Share Bonus Plan which was introduced for 2001. The Plan is designed to align the interests of participants with those of the shareholders by encouraging executive directors and officers to build up and maintain shareholdings which are meaningful in the context of their remuneration. The mandatory deferred proportion of the bonus is currently set at 50%. The Company currently provides one matching share for each executive share acquired (calculated on the gross bonus deferral). These matching shares will be released after three years provided that the executive director or officer remains in employment and the corresponding executives shares have not been sold. The release of matching shares is not subject to additional performance criteria because the maximum potential level of annual bonus including matching shares for 2001 was 90% of salary and the performance conditions for earning this bonus were challenging.

Pension and Savings Plans

     The Company operates various defined contribution plans for its employees in the U.K., Switzerland and the U.S.. The Company’s contributions to these plans are charged to the income statement in the year to which they relate, and the assets are held in separate trustee administered funds. In 2001, the Company contributed £822,000 (2000 £532,000) to pension and savings plans and a provision of £51,000 is included within provisions for liabilities and charges. See Note 18 of the Notes to SkyePharma’s Consolidated Financial Statements included in Item 18 of this Form 20-F.

     The Company operates an unfunded defined benefit scheme in respect of its employees in France, based on the national collective agreement of the pharmaceutical industry.

     At December 31, 2001, a valuation was performed by professionally qualified actuaries on the present value of the accrued liabilities calculated under the projected unit credit actuarial cost method.

Board Practices

     The Company’s Articles of Association provide that, except as otherwise provided in the Articles or unless otherwise determined by ordinary resolution of the Company, the Board of Directors shall consist of not less than three directors. Directors of U.K. companies do not generally have fixed terms of office. The Articles provide that at each Annual General Meeting, a number of directors equal to as close as possible (but not exceeding) one-third of the directors must retire from office by rotation, based principally on length of term of office, and are eligible for re-election. Directors may be appointed by the Company by ordinary resolution of the shareholders. In addition, the Board of Directors may appoint directors to fill vacancies or as additional directors. Any director so appointed by the Board of Directors must retire from office at the next Annual General Meeting but is then eligible for re-appointment by the shareholders at that meeting.

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

     The Audit Committee is responsible for reviewing and appraising the Company’s financial reporting practices and procedures, the adequacy of its system of internal accounting control, and any matters raised by its independent auditors. It also is responsible for reviewing the half-year and full-year results of the Company and its Interim and Annual Reports and Accounts prior to their submission to the full Board. The Audit Committee is comprised of the Non-executive directors identified above and is chaired by Walter Zeller. It meets formally twice each year.

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

Employees

     The following table shows the distribution of the year end number of employees for the last three fiscal years by activity and geographic location:

	Year ended December 31,
	1999	2000	2001

By category of activity:
Corporate Management and Administration	50	50	68
Marketing operations	7	10	11
Research and Development	161	169	215
Manufacturing Operations	146	146	151

	364	375	445

By geographic location:
U.K.	15	15	18
Switzerland	126	131	133
France	124	120	124
U.S. and Canada	99	109	170

	364	375	445

Number of employees with scientific qualifications:
PhD’s, masters or medical degrees	68	68	74
Scientists (including PhD’s, masters or medical degrees)	155	166	229

	223	234	303

     The Company believes that it has good relations with its employees and labor unions.

Share Ownership

     The following table sets out the interests of Directors in the ordinary shares of the Company (including the interests of their immediate families and persons connected with the Directors) as at June 19, 2002.

Name	Number of ordinary shares	Percentage of issued share capital

Ian Gowrie-Smith	25,286,129	4.442%
Michael Ashton	266,004	0.047%
Donald Nicholson	223,590	0.039%
Air Chief Marshal Sir Michael Beavis	210,297	0.037%
Dr. David Ebsworth	8,000	0.001%
Stephen Harris	131,083	0.023%
Dr. Jerry Karabelas	6,667	0.001%
Dr. Keith Mansford	52,990	0.009%
Walter Zeller	91,162	0.016%

     In addition to the interests shown above Dr. A Karabelas had a beneficial interest in 2,000 American Depositary Receipts and Mr I R Gowrie-Smith had a beneficial interest in 20,000 convertible bonds, all issued by the Company.

     The aggregate number of ordinary shares held by the Directors listed in the table above at June 19, 2002 was 26,275,922, representing 4.62% of the total ordinary shares outstanding.

     The aggregate number of ordinary shares underlying the Company’s outstanding options and warrants as of June 19, 2002 was 45,923,533.

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

Option Schemes

     Executive Directors and senior executives participate in the SkyePharma PLC 1999 Share Option Scheme, the European and North American Scheme and the SkyePharma Holdings Inc. 1999 Share Option Plan as appropriate. Following publication in March 2001 of revised Association of British Insurers guidelines for Share Incentive Schemes, the Board gained shareholder approval to make certain changes to the SkyePharma PLC 1999 Share Option Scheme and the SkyePharma Holdings Inc. 1999 Share Option Plan at the Annual General Meeting of the Company in June 2001. In particular, the individual participation limits of 200% of remuneration and the performance conditions were amended so that exercise is dependent upon total shareholder return performance against a comparator group of companies. All options granted to Executive Directors and senior executives during 2001 were made on this basis and vest after three years on a scale between 0% and 100% depending on the Company’s performance relative to the performance against the comparator group of companies (in France, options granted during 2001 will still vest according to this three year performance period but they will not be exercisable until four years from date of grant). A further change approved by shareholders at the Annual General Meeting in June 2001was that future options will not be subject to re-testing. Accordingly, options granted in 2001 will not be re-tested. If the stringent performance requirements are not met at the end of the performance period, all options will lapse.

     Prior to 2001 individual participation limits under the schemes were set at four times individual remuneration, with the exception of Super Options set at eight times remuneration. Options granted under the schemes (other than Super Options), granted at the market price ruling at the date of grant, are exercisable after three years and up to a maximum of 10 years from date of grant. Options granted under each of the schemes may be exercised only if, over a period of three consecutive years, the shareholder return of the Company exceeds the growth in FT-SE All Share Index over the same period. Super Options, also granted at the market price ruling at the date of grant, are exercisable after five years and are subject to more challenging performance conditions based upon top quartile performance in the FT-SE 250 Index.

     The Company has decided within the current rules of the SkyePharma PLC 1999 Share Option Scheme to normally transfer the employer’s national insurance contributions on the gain on the exercise of unapproved options to the option-holder.

SkyePharma PLC 1999 Share Option Scheme

     The SkyePharma PLC 1999 Share Option Scheme (the “Scheme”) is divided into two parts, the first of which is approved by the Inland Revenue and the second of which is unapproved. The unapproved part is designed for the grant of options to employees the value of which may exceed the approved limit of £30,000. Except to the extent required to obtain Inland Revenue approval, the two parts of the Scheme are similar in all material respects.

     The Scheme is governed by the Rules of the Scheme and is administered by the Board of Directors of the Company. Eligibility for participation in the Scheme is limited to those employees of SkyePharma, including Directors, who work for SkyePharma at least 25 hours per week, as may from time to time be invited to participate by the Board. No Director or employee will be entitled as of right to participate in the Scheme.

     Options may be granted under the Scheme within six weeks of the day on which the Company first announces its annual or interim results in any year in which the Scheme is in operation or any date on which the Directors determine that exceptional circumstances exist which justify the grant of options at that date. Initially, offers to participate also had to be made within six weeks of May 19, 1999, the date of approval of the Scheme by shareholders. No consideration is payable on the grant of an option. An option may not be granted to an individual selected to participate if the total subscription price thereunder would exceed 200% of the participant’s remuneration in that year. Remuneration includes salary, commission and bonuses, but excludes benefits in kind. In the case of the approved part of the Scheme, participants may only be granted options up to a value of £30,000. The Directors will only grant options to replace those already exercised if they are satisfied that there has been sustained improvement in the performance of the Company over not less than a two to three year period prior to such grant. Benefits under the Scheme are not pensionable.

     The price per ordinary share at which a participant may acquire ordinary shares (the “Option Price”) on the exercise of an option will be at the discretion of the Board, but shall not be less than the market value (as defined in the Rules) of an ordinary share at the date of grant and shall not in any event be less than the nominal value of an ordinary share.

     Options granted pursuant to the Scheme may not be exercized prior to the third anniversary of their grant and must be exercized before the expiry of ten years from the date of grant. Super options may not be exercized prior to the fifth anniversary of their grant and must be exercized before the expiry of ten years from the date of grant. Options may be exercised in whole or in part in respect of any number of ordinary shares subject to a minimum of 1,000 ordinary shares. An option granted under the Scheme may not be exercized unless the relevant condition, as specified by the Directors or a committee thereof and notified to the participant no later than the date of grant, is satisfied. In the case of a super option, the performance condition specified by the Directors will be more challenging and in accordance with criteria recommended by the Association of British Insurers.

     If a participant leaves the service of the Company by reason of injury, disability, redundancy or normal retirement, or because the company by which such participant is employed ceases to be a member of the Company, such participant will be entitled to exercise any options in accordance with the rules of the Scheme. If a participant leaves the service of the Company by reason of death, such participant’s personal representative will be entitled to exercise any options within 12 months following the date of such participant’s death. If a participant leaves the service of the Company for any reason other than the foregoing, prior to 2001, such participant will be entitled to exercise any options within six months of leaving the service of the Company. For options granted during 2001 and subsequently, the options would normally lapse.

     If an offeror obtains control of the Company on the occurrence of (i) a general offer to acquire the whole of the ordinary share capital of the Company, (ii) pursuant to an offer, an offeror becoming entitled to acquire the shares under Sections 428-430 of the Companies Act 1985 (the “Act”) or (iii) a compromise or arrangement being sanctioned by the Court under Section 425 of the Act, then an option holder and the offeror may agree that the options held can be exchanged for equivalent options in the offeror. Alternatively, if an offeror gains control pursuant to either a general offer or a compromise or arrangement pursuant to Section 425 of the Act, then the option holder may in the case of a general offer, exercise his options within six months following the later of the date of the acquisition or the date upon which the offer becomes unconditional, or in the case of a court order sanctioning a compromise or arrangement, within six months of that date.

The European and North American Scheme

     The European and North American Scheme is in all material aspects identical to the SkyePharma PLC 1999 Share Option Scheme, except that eligibility is restricted to employees in Europe and North America. No further grants will be made under this Scheme.

SkyePharma Holdings Inc 1999 Stock Option Plan for SkyePharma Inc. Employees

     The SkyePharma Holdings Inc 1999 Stock Option Plan (the “Plan”) is governed by the rules of the Plan and is administered by the Board of Directors of the Company acting through the Remuneration Committee. The Plan will be available to all officers and key employees of SkyePharma Holdings Inc. and its subsidiaries who render services which contribute to its management growth or financial success, at the discretion of the Remuneration Committee. No Director or employee will be entitled as of right to participate in the Plan.

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

     If an option is to qualify for tax benefits under certain provisions of the U.S. Internal Revenue Code of 1986 as amended, (“Incentive Options”) then the aggregate exercise price of options first becoming exercisable in any one calendar year may not exceed U.S.$100,000.

     The price per ordinary share at which a participant may acquire ordinary shares (the “Option Price”) on the exercise of an option will be at the discretion of the Remuneration Committee, but shall not (in the case of Incentive Options) be less than the market value (as defined in the rules of the Plan), or (in the case of options which are not Incentive Options) 85% of the market value (as so defined) of an ordinary share at the date of grant and shall not in any event be less than the nominal value of an ordinary share.

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

     The lapsing provisions and those relating to change of control under the Plan are in all material respects similar to the provisions of the SkyePharma PLC 1999 Share Option Scheme, as described on page 84.

Outstanding Options

     The table below sets forth certain information concerning the options issued to certain directors and officers of the Company pursuant to the Company’s share option plans as of June  19, 2002. The remaining directors and officers of the Company have no outstanding ordinary or super options.

Ordinary Options

Name	Number of ordinary shares Underlying Options Granted	Exercise Price	First Exercise Date	Last Exercise Date

Ian Gowrie-Smith(1)(2)	1,234,568	81.0p	December 6, 1999	December 6, 2006
	575,539	69.5p	April 19, 2002	April 19, 2009
	1,008,313	80.6p	June 12, 2004	June 12, 2011
	1,178,022	72.3p	April, 12 2005	April 12, 2012
Donald Nicholson(1)	533,333	75.0p	April 29, 1999	April 29, 2006
	86,022	93.0p	March 31, 2001	March 31, 2008
	172,662	69.5p	April 19, 2002	April 19, 2009
	446,650	80.6p	June 12, 2004	June 12, 2011
	521,826	72.3p	April, 12, 2005	April 12, 2012
Michael Ashton(3)	639,077	93.0p	March 31, 2001	March 31, 2008
	871,451	69.5p	April 19, 2002	April 19, 2009
	868,486	80.6p	June 12, 2004	June 12, 2011
	1,014,661	72.3p	April 12, 2005	April 12, 2012
Suzanne V. McLean(4)	263,014	91.25p	June 6, 2003	June 6, 2010
	293,878	81.67p	November 3, 2003	November 3, 2010
	241,936	80.6p	June 12, 2004	June 12, 2011
	280,498	72.3p	April 12, 2005	April 12, 2012

(1)	1,234,568 options in respect of Ian Gowrie-Smith and 533,333 in respect of Donald Nicholson were issued pursuant to the Executive Share Option Scheme. This scheme has subsequently expired in respect of further grants and the remainder of these options were granted under the SkyePharma PLC 1999 Share Option Scheme.
(2)	Also holds “B” Warrants. See “– Warrants”.
(3)	639,077 issued pursuant to the European and North American Scheme. The remainder of Michael Ashton’s options are granted under the SkyePharma PLC 1999 Share Option Scheme.
(4)	All options granted under the SkyePharma PLC 1999 Share Option Scheme.

     During the financial year ended December 31, 2001, 1,008,313 options were granted to Ian Gowrie-Smith, 446,650 options were granted to Donald Nicholson and 868,486 options were granted to Michael Ashton. During 2002, 1,178,022 options were granted to Ian Gowrie-Smith, 521,826 options were granted to Donald Nicholson and 1,014,661 options were granted to Michael Ashton.

Super Options

Name	Number of ordinary shares Underlying Options Granted	Exercise Price	First Exercise Date	Last Exercise Date

Ian Gowrie-Smith	2,385,009	56.67p	May 25, 2004	May 25, 2009
Donald Nicholson	1,022,147	56.67p	May 25, 2004	May 25, 2009
Michael Ashton	2,044,293	56.67p	May 25, 2004	May 25, 2009

     The aggregate number of ordinary shares underlying outstanding options as of June 19, 2002 was 44,555,865. Such options have exercise prices ranging between 44.8 pence and 93 pence and expire between April 29, 2006 and May 24, 2012.

Deferred Share Bonus Plan

     The Deferred Share Bonus Plan was introduced in 2001 and operated for the whole year. Approximately 25 senior executives (including all Executive Directors) participate in the Deferred Share Bonus Plan. It is designed to align the interests of participants with those of the shareholders by encouraging executives to build up and maintain shareholdings which are meaningful in the context of their remuneration. The Deferred Share Bonus Plan requires that there is a mandatory deferral of part of each annual bonus, in the form of Company shares (“Executive Shares”), for a period of normally three years. The mandatory deferred proportion of the bonus is currently set at 50%. The Company currently provides one Matching Share for each Executive Share acquired (calculated on the gross bonus deferral). Currently, as set by a Committee of Directors, these matching shares will be released after three years provided that the executive remains in employment and the corresponding executive shares have not been sold.

     The Deferred Share Bonus Plan is operated by the Directors of the Company (the “Committee”). The Remuneration Committee, the members of which are Non-executive Directors, supervise the operation of the Deferred Share Bonus Plan in respect of the executive directors of the Company. Eligible participants are any employees of the Company selected by the Committee, or a trustee acting on behalf of such an employees (“Eligible Employee”).

     Awards may be granted in the form of Matching Shares or Deferred Shares (“Award”). Awards will be made as a deferred and conditional grant of shares. Shares will normally be purchased by executives with the amount of the bonus (net of tax) mandatorily deferred (“Executive Shares”). Matching Shares will always be granted in consideration for the purchase of Executive Shares. Deferred Shares may be granted subject to such terms and conditions as the Committee determines. It is the current intention of the Committee that only Awards of Matching Shares will be granted.

     For the year ended December 31, 2002, the Committee has determined that 50% of bonus earned will be subject to a mandatory deferral and that the ratio of Matching Shares granted to Executive Shares purchased shall be 1:1. Unless the Committee so determines, there will normally be no further performance requirements relating to the release of awards unless the ratio of Matching Shares to Executive Shares proposed exceeds 1:1 when the Committee may attach additional performance conditions to the release of the Matching Shares (the maximum matching ratio is three Matching Shares for each Executive Share).

     The maximum value of shares subject to an Award for financial year 2002 is 37.5% of the relevant Eligible Employee’s salary. It is the current intention of the Committee that the maximum value of an Award will not exceed 50% of the relevant Eligible Employee’s salary and/or bonus after the deduction of tax.

     The Company may issue 10% of its shares within a ten year period to satisfy Awards to employees under the Deferred Share Bonus Plan and any other share scheme operated by the Company under which shares are issued. Where Awards are granted to executives which will be satisfied by the issue of shares no more than 5% of the Company’s shares will be issued under the Deferred Share Bonus Plan or any other share scheme operated by the Company where shares are issued provided that this limit may be exceeded if the executives are required to satisfy more stretching performance requirements. The Remuneration Committee will be monitoring the issue of shares during the ten year period.

     If the Company decides to grant Deferred Shares, the maximum value that may be granted to an individual in any year is 100% of the participant’s salary and/or bonus. This type of Award will normally be subject to the attachment of performance conditions. Participants shall have no rights to vote or receive dividends in respect of the shares subject to the Award during the holding period.

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

     If a participant disposes of his Executive Shares during the holding period or ceases employment, his award will lapse unless the Committee in its absolute discretion determines otherwise. Awards are not transferable and will lapse if the participant attempts to do so. If a participant leaves employment prior to the expiration of the holding period, then the Award will lapse unless the Committee in its absolute discretion determines otherwise. In the event of a takeover, reconstruction, amalgamation or winding up of the Company then all Awards will be released unless in certain circumstances they are exchanged for Awards over shares in the acquiring company. In the event of a merger or demerger of the Company, the Committee may determine that all Awards will be released or the number of shares comprised in an Award may be adjusted.

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

     Amendments to the rules may be made at the discretion of the Committee. However, the provisions governing eligibility requirements, equity dilution, share utilization and individual participation limits and the adjustments that may be made following a rights issue or any other variation of capital and the limitations on the number of shares that may be issued cannot be altered to the advantage of participants without prior shareholder approval, except for minor amendments to benefit the administration of the Deferred Share Bonus Plan, to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for participants or for the Company and any subsidiary.

     Shares acquired, awards and any other rights granted pursuant to the Deferred Share Bonus Plan are non-pensionable.

     The Company has the ability to use new issue shares under the Deferred Share Bonus Plan. Any shares issued under this Deferred Share Bonus Plan would be subject to the limits set out above for the Option Schemes (i.e., the shares issued under this Deferred Share Bonus Plan would be aggregated with the shares issued under the Option Schemes when calculating the number of shares issued against the limits). In addition, the provision of matching shares may be subject to the satisfaction of performance conditions. The attachment of performance conditions to matching shares means that the Deferred Share Bonus Plan would be classified as a long-term incentive plan requiring shareholder approval. It is the Company’s current intention to provide additional performance conditions to matching shares where the ratio of matching shares to executive shares is greater than 1:1.

Share Purchase Plan

     The Company’s intention is to encourage share ownership at all levels of the business, thereby aligning all employees’ interests with those of the shareholders. Accordingly, the Company recently introduced the SkyePharma International Share Purchase Plan (“the Plan”) and the Employee Stock Purchase Plan which was launched in February 2002.

     All employees (including all the Executive Directors) are eligible to participate in the Plan under the arrangements introduced in their respective countries.

     The Plan complements the Option Schemes as it is more focused on employee retention and enables the same remuneration policy applied to executives under the Deferred Share Bonus Plan to be applied to all employee levels, i.e., awarding matching shares on the basis of the number of employee purchased shares.

     Under the Plan, employees are given the opportunity of purchasing Company shares up to a maximum of £1,500 per year (or local currency equivalent). The Company will then match each share purchased with an award of ‘Matching Shares’. The maximum ratio of Matching Shares to employee purchased shares is two to one although the current ratio adopted by the Company is one Matching Share for each share purchased. The Matching Shares are subject to a three year holding period. Normally, the Matching Shares will only be released at the end of this holding period of the corresponding employee purchased shares have not been sold and the employee is still in employment at that time. Awards under this Plan lapse if the holder is adjudicated bankrupt or when the holder sells his or her shares or ceases to be in the Company’s employment during the restricted period determined by the Directors. Matching Shares cannot be released later than ten years after the date of the purchase of the shares.

     The shares required for the Plan are currently being purchased in the market rather than being issued by the Company. The Company does, however, want to have the flexibility to issue new share for the purposes of the Plan if this becomes necessary or desirable in the future and hence shareholder approval was obtained for this amendment to the Plan at the Company’s Annual General Meeting held on May 30, 2002.

Warrants

“B” Warrants

     In January 1996, in connection with the Krypton acquisition, the Company issued 59,443,235 “B” Warrants to subscribe for ordinary shares.

     7,500,000 of these warrants were issued for no consideration on the basis of one “B” Warrant for every 10 ordinary shares on the placing of 75,000,000 ordinary shares. 17,354,522 of these warrants were issued for no consideration on the basis of one “B” Warrant for every 10 ordinary shares taken up by then existing shareholders under a rights issue of 173,545,215 ordinary shares.

     4,589,180 “B” Warrants were issued on the capitalization of certain Loan Notes.

     A further 30,000,000 “B” Warrants to subscribe for ordinary shares to certain directors and officers of the Company and an unrelated third party. In addition, the Company agreed to issue up to 37,500,000 additional “B” Warrants pursuant to an earn-out arrangement. See “Item 7: Major Shareholders and Related Party Transactions – Certain Arrangements in Respect of the Jago Acquisition”.

     All the “B” Warrants issued in January 1996 entitle the holders of such warrants to subscribe for ordinary shares. Effective upon the Company’s May 1996 ten-to-one reverse stock split, each “B” Warrant entitles the holder thereof to subscribe for one-tenth of one ordinary share at an exercise price of 4p. Accordingly, the 30,000,000 outstanding “B” Warrants entitle the holders thereof to subscribe for 3,000,000 ordinary shares at an effective exercise price of 40 pence per share, and the 37,500,000 “B” Warrants that may be issued in connection with the Krypton earn-out would entitle the holders thereof to subscribe for 3,750,000 ordinary shares at an effective exercise price of 40 pence per share.

     “B” Warrants may be exercised in whole or in part on any number of occasions prior to December 31, 2002, which is the final “B” exercise date. The ordinary shares issued pursuant to the exercise of the “B” Warrants will rank pari passu in all respects from the date of their issue with the existing ordinary shares then in issue.

     In the event of the voluntary winding-up of the Company or any other return of capital prior to the final “B” exercise date, the “B” Warrantholders will be entitled to be treated as if they had immediately before the date of the winding-up resolution fully exercised their rights to acquire ordinary shares pursuant to the exercise of the “B” Warrants and in that event shall be entitled to receive out of the available assets pari passu with the holders of the ordinary shares such a sum as they would have received had they been the holders of such ordinary shares.

     If while any “B” Warrants remain outstanding any offer or invitation by or on behalf of the Company by way of rights is made to the holders of the ordinary shares, the Company shall ensure that a like offer or invitation is made at the same time to each “B” Warrantholder as if “B” Warrants had been validly exercised in full on the date immediately preceding the record date for such offer or invitation.

     While “B” Warrants remain which have not been exercised the Company shall not make any issue of ordinary shares or of any other rights or securities by way of capitalization of profits or reserves (including any share premium account and capital redemption reserve) to the holders of ordinary shares nor shall the Company make any distribution out of its capital or capital reserves, except that these restrictions shall not prevent the issue of any ordinary shares by way of capitalization of profits or reserves at the option of a holder of ordinary shares in lieu of a cash dividend.

     If while any “B” Warrants remain outstanding the ordinary shares shall be consolidated or sub-divided, then the number of ordinary shares (as so consolidated or sub-divided) to be issued on the exercise of the Warrants shall be adjusted pro rata accordingly.

     The ordinary shares and “B” Warrants were listed on the London Stock Exchange’s Alternative Investment Market on January 9, 1996 and on May 3, 1996 they were admitted to the London Stock Exchange’s Official List; however, the “B” Warrants were not marketed or made available to the public. The “B” Warrantholders shall not be deemed to be shareholders of the Company. The “B” Warrants are transferable by instrument in writing in any usual or common form (or in such other form as the directors of the Company may approve).

     The following table sets forth certain information concerning the “B” Warrants exercisable over the Company’s ordinary shares:

Name	Number of “B” Warrants	Ordinary Shares Issuable Upon Exercise “B” Warrants	Effective Exercise

	At June 19, 2002
Ian Gowrie-Smith	19,797,143	1,979,714	40p
Air Chief Marshal Sir Michael Beavis	84,000	8,400	40p
Directors and officers as a group (10 persons)	19,881,143	1,988,114	40p

     1,317,143 “B” Warrants in which Ian Gowrie-Smith is shown above as having an interest are owned by and registered in the name of Estuary Investments Limited. The entire issued share capital of Estuary Investments Limited is held on behalf of The I.R. Gowrie-Smith Family Trust, the beneficiaries of which are certain members of Mr. Gowrie-Smith’s family. In addition, 480,000 “B” Warrants are registered in the name of Pellinore Holdings Limited. All of the “B” Warrants registered in the name of Pellinore Holdings Limited are owned by Cangary Limited as trustee of The I.R. Gowrie-Smith Family Trust.

Assumption of SkyePharma Inc. Warrants

     In connection with the acquisition of DepoTech, the Company agreed that outstanding warrants to purchase DepoTech common stock on the effective date of the merger would become warrants to purchase the Company’s ordinary shares. The following table sets forth certain information concerning these warrants outstanding at December 31, 2001:

Ordinary Shares issuable upon exercise of warrants	Exercise price per Ordinary Share	Expiration date

1,322,728	$ 2.399	2001
291,778	$ 1.453	2005

     The above table includes the additional warrants that the former DepoTech shareholders became entitled to when FDA approval was granted for DepoCyt in the U.S. in April 1999. On March 31, 2000 an additional 12.1 million shares became issuable on the signing of a development agreement for a macromolecule using DepoFoam. See “Item 4: Information on the Company – History and Development – Corporate Acquisitions”. Following the issue of these shares on April 25, 2000 the number of outstanding warrants has been adjusted as shown below. No additional exercise price was payable.

Ordinary Shares issuable upon exercise of warrants	Exercise price per Ordinary Share	Expiration date

1,683,472	$ 1.885	2001
371,353	$ 1.178	2005

     The Company has issued warrants to Paul Capital giving rights to subscribe for 5 million SkyePharma ordinary shares at an exercise price of 73.75 pence, representing a 25% premium to the average trading price for the five trading days immediately prior to the closing date. At June 19, 2002, should the warrants be converted, they represented 0.9% of the Company’s ordinary share capital. The warrants are divided into 2,500,000 Series D and 2,500,000 Series E warrants. The terms are identical save for the exercise dates. The Series D Warrants can be exercised at any time from the date of creation of the warrants until December 31, 2008 and the Series E Warrants can be exercised at any time from June 30, 2002 until December 31, 2008. There are standard provisions in the deed polls creating the warrants relating to provision for adjustment of the warrant rights in certain circumstances such as a capital reorganisation and relating to certain restrictions on the Company such as capital distributions and there are a number of provisions in the deed polls designed to comply with U.S. Securities Act.

Item 7: Major Shareholders and Related Party Transactions

Major Shareholders

     As far as the Company is aware, it is neither directly nor indirectly owned or controlled by another corporation or any government, and there are no arrangements in place the operation of which may result in the change in its control.

     As of June 19, 2002, the Company had notice that the following persons owned more than 5% of the outstanding ordinary shares:

	Number of Ordinary Shares	% Holding

Dr. Jacques Gonella	57,428,004	10.1

     The Company’s major shareholders do not have different voting rights.

     Dr. Jacques Gonella also has an interest in 12 million ‘A’ Deferred Shares and 12 million ‘B’ Deferred Shares, both of which do not confer upon the holder the right to receive notice of or attend or vote at any general meeting of the Company. The Deferred Shares automatically convert into ordinary shares on the occurrence of certain events. The contingencies determining the conversion of the Deferred Shares into ordinary shares are set out in Note 22 of the Notes to SkyePharma’s Consolidated Financial Statements included in Item 18 of this Form 20-F. Since June 6, 2001, Dr. Gonella has reduced his holding of ordinary shares by 39,044,886 shares. Following the April 2002 U.S. launch of Paxil CR by GlaxoSmithKline and the first commercial sale of Paxil, Dr. Gonella’s 12 million ‘A’ Deferred Shares will be converted into 12 million ordinary shares. The Company expects these shares to be converted within the next two months.

     On May 14, 2002 SkyePharma announced its intention to enter a wide ranging strategic collaboration with Kowa Company Ltd., a leading Japanese company with substantial pharmaceutical interests, which proposes, under a Subscription Agreement signed on May 13, 2002, to make a strategic investment in SkyePharma. Kowa and SkyePharma have signed a separate non-binding Letter of Intent to evaluate Kowa’s acquisition of a 50% interest in SkyePharma’s manufacturing facility in Lyon. At an Extraordinary General Meeting on June 7, 2002, shareholder approval was obtained for Kowa to acquire 30 million ordinary shares of 10p each in SkyePharma for a total consideration of approximately £25.3 million. This represents a holding of around 5% after the investment. As part of its investment, Kowa will have the right to appoint a non-executive director to the board of SkyePharma.

     As of June 19, 2002, there were 20,075 holders of record of ordinary shares and 51 of such holders were beneficial U.S. holders representing 16% of the ordinary shares. In addition, at June  19, 2002 there were 139 holders of record of American Depositary Shares (“ADSs”) representing 5.5% of the ordinary shares.

Certain Arrangements in Respect of the Jago Acquisition

     The Company acquired Jago from Dr. Jacques Gonella, the sole shareholder of Jago, on May  3, 1996 at an initial purchase price of approximately £101 million in cash (plus a prepayment of $6 million) and 30,711,856 ordinary shares (valued at 75 pence per share or approximately £23 million). In the fund raising associated with the transaction, Dr. Gonella purchased 84,789,463 ordinary shares of the Company, at a purchase price of 75 pence per share. In addition, the Company agreed to pay Dr. Gonella up to $5 million of any license income, royalties, milestones and contract fees received by the Company from the Joint Venture. The Company also agreed to pay Dr. Gonella up to $5 million in connection with any licensing, contract fees or other compensation payable by a third party to the Company (under the terms of a joint venture agreement or otherwise) in respect of the pulmonary drug delivery technologies acquired in the Jago acquisition.

     The Company agreed to pay additional consideration in respect of the Jago acquisition pursuant to an earn-out arrangement. The agreement provides that the Company would pay Dr. Gonella an earn-out of the lesser of

(1)	$250 million; or

(2)	the aggregate of (A) 20% of the Company’s consolidated gross Geomatrix license income (which is generally defined to include all income received by the Company relating to its Geomatrix technologies, but excludes intracompany payments, reimbursements from third parties relating to the Company’s contract research and development expenses, and any royalty payments from sales of Dilacor XR) and (B) 2% of its consolidated gross Geomatrix sales revenues (which is generally defined to include any income received by the Company relating to the sale of any products that directly or indirectly use the Geomatrix technologies, but excludes intra-company sales), over a period of 10 years commencing May 1996.

     The Company was obligated to make any payments due under the earn-out arrangement on a semi-annual basis over a period of 10 years, subject to the sum of the Company’s consolidated gross Geomatrix license income and 10% of the Company’s consolidated gross Geomatrix sales revenues reaching a threshold of $30 million in any given year. Each installment was to be equal to 20% of the Company’s consolidated gross Geomatrix license income and 2% of the Company’s consolidated gross Geomatrix revenues during the six months preceding the date of the semi-annual payment. The Company had the option to prepay the earn-out arrangements in cash for the present value of $250 million, discounted from 2006 at an annual rate of 8.5%, less any amount paid under the amount prior to the exercise of this option. Additionally, the Company had the option to pay $123 million to Dr. Gonella when the first $30 million threshold was reached, in full satisfaction of its earn-out obligation.

     Under U.K. Generally Accepted Accounting Standards, the Directors are obliged to provide a reasonable estimate of the fair value of the earn-out likely to be payable in preparing the accounts. Having regard to these matters at December 31, 1998 a provision of approximately £40 million was recognized based upon the Directors’ then estimate of the maximum amount likely to be due under a proposed Settlement Agreement with Dr Gonella.

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

     2.   A Settlement Agreement was signed establishing the full and final settlement, in shares, of the deferred consideration payable to the vendor of Jago, Dr. Gonella. The Settlement Agreement received shareholder approval on July 11, 2000 and the following shares were issued on July 20, 2000:

(i)	6 million ordinary shares;
(ii)	12 million ‘A’ Deferred Shares. These Deferred Shares automatically convert into 12 million ordinary shares on the first commercial sale of Paroxetine/Paxil in combination with Geomatrix technology under the current Licence Agreement; and
(iii)	12 million ‘B’ Deferred Shares. These Deferred Shares automatically convert into 12 million ordinary shares on the Company’s receipt of a royalty statement under the current License Agreement stating that reported sales of Paroxetine/Paxil in combination with the Geomatrix technology have exceeded $1,000 million during any calendar year prior to January 1, 2006, or exceeded $337 million between January 1, 2006 and May 3, 2006.

     In the event that any of the conditions set out above are not satisfied prior to May 3, 2006 the Deferred ‘A’ and ‘B’ Shares will not be converted and will be cancelled. The vendor shall not be entitled to any other compensation nor additional compensation.

     As a result of the above agreement, the deferred consideration payable was re-classified and recorded as ‘Shares and warrants to be issued’, at December 31, 1999. In the Directors’ opinion, 30  million ordinary shares were likely to be issued under the terms of the Settlement Agreement. This represented a settlement valued at £33 million based upon a closing share price of 110 pence on March 31, 2000, the date of the agreement.

     The 6 million Ordinary Shares and 12 million Deferred ‘A’ and ‘B’ shares were issued on July 20, 2000. On issue, the Ordinary Shares were recorded as share capital and share premium at a price of 94.25 pence. The Deferred Shares were recorded within non-equity share capital and non-equity share premium at a price of 94.25 pence, the fair value of those shares, on July 20, 2000.

     Following the April 2002 U.S. launch of Paxil CR by GlaxoSmithKline and the first commercial sale of Paxil, Dr.  Gonella’s 12 million ‘A’ Deferred Shares will be converted into 12 million ordinary shares. The Company expects these shares to be converted within the next two months.

     In the years ended December 31, 1998, 1999 and 2001, and during the period to June 19, 2002, the Company has made no payments to Dr. Gonella in respect to the foregoing earn-out arrangement. In the year ended December 31, 2000 no payments were made to Dr. Gonella except the issue of shares described above.

Certain Arrangements in Respect of the Krypton Acquisition

     The Company acquired Krypton on January 8, 1996 from a series of trusts in which Ian Gowrie-Smith, Richard Stewart and Joseph Bozman (each of whom was then a director or officer of the Company), Amy Ikerd (an employee of the Company) and an unrelated third party had interests. At the time of the acquisition, Gowrie-Smith held a 64% interest, Stewart held a 3.8% interest and Bozman held a 11.7% interest in Krypton through their respective trusts. The total consideration paid by the Company (as adjusted to reflect the Company’s 1996 reverse stock split) was 30 million ordinary shares and 30 million “B” Warrants that entitle the holders to subscribe for an additional 3 million ordinary shares at an effective exercise price of 40 pence per share. The Company agreed to pay additional consideration pursuant to an earn-out arrangement of up to 37.5 million additional ordinary shares and 37.5 million additional “B” Warrants that would entitle the holders to subscribe for 3.75 million ordinary shares at an effective exercise price of 40 pence per share.

     The agreement provides that these be issued contingent on a change in control of the company at a share price of not less than 80 pence compounded at an annual rate of 10 per cent, or on satisfaction of the following conditions and hurdles:

(a)	for each of the first three Krypton Products (as defined below) that obtains ANDA approval before December 31, 2003, an additional 2.5 million ordinary shares and 2.5 million additional “B” Warrants shall be issued;
(b)	in the event that the aggregate annual sales of the Krypton Products exceed $50 million and the Company is profitable in respect of such products before December 31, 2003, 10 million additional ordinary shares and 10 million additional “B” Warrants shall be issued;
(c)	in the event that the aggregate annual sales of the Krypton Products and the annual revenues of the Company exceed $200 million and the Company is profitable in respect of such products before December 31, 2003, an additional 10 million ordinary shares and 10 million additional “B” Warrants shall be issued; and
(d)	in the event that the aggregate annual sales of the Krypton Products and the annual revenues of the Company exceed $275 million and the Company is profitable in respect of such Products before December 31, 2003, an additional 10 million ordinary shares and 10 million additional “B” Warrants shall be issued.

     In the event that any two of hurdles (a), (b) and ? are satisfied in relation to any single year’s sales, only the first such hurdle shall be considered as satisfied. For purposes of this paragraph, the term “Krypton Products” refers to glipizide, glyburide, ISMN, midazolam HCL and vecuronium bromide.

     Immediately prior to the acquisition of Krypton, Gowrie-Smith held 13.9%, Stewart held 0.5% and Bozman held 1.6% of the ordinary shares of the Company. At that time, if all of the outstanding Convertible Preference Shares and then existing “A” Warrants had been exercised, Gowrie-Smith would have held an interest of 19.58%, Stewart an interest of 0.4% and Bozman an interest of 1.35% in the Company. Immediately after the acquisition, Gowrie-Smith held 24.7%, Stewart held 1.2% and Bozman held 3.9% of the ordinary shares of the Company. At that time, if all of the outstanding Convertible Preference Shares, “A” Warrants and “B” Warrants had been exercised, Gowrie-Smith would have held an interest of 26.38%, Stewart an interest of 1.17% and Bozman an interest of 3.63% in the Company.

     During 1998, the Company revised its strategy for the sale and distribution of its generic products in the U.S. and is currently in discussions with potential collaborative partners to sell and distribute its generic products, including the products acquired as part of the acquisition of Krypton. Certain of the hurdles relating to the Krypton acquisition were not formulated to take account of the detailed arrangements currently envisaged by the Company. Should any of the Krypton products be approved and marketed, the Company will need to renegotiate elements of the Krypton acquisition agreement primarily hurdles (b), ? and (d) above should hurdle (a) be met.

     At December 31, 2001, the Directors have the opinion that until products are marketed and agreement is reached with the Krypton vendors, certain elements of deferred consideration cannot be estimated with any degree of certainty. Therefore, the deferred consideration recognized in the accounts at December 31, 2001, related only to the extent that the first hurdle is reasonably expected to be met. Consequently, an estimate of £4.8 million (2000: £5.0 million) has been recognized as deferred consideration based on market prices on December 31, 2001, for 7.5 million Ordinary shares and 7.5 million ‘B’ Warrants.

     In January 1996, the Company repaid an amount of approximately £1 million that had been loaned interest-free to Krypton by the Ian Gowrie-Smith Family Trust to fund certain drug development and milestone payments.

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

     In 1994, VECAP provided Jago with $1.5 million of working capital in exchange for an option over the worldwide rights for the development of products by Jago. Subsequently, however, as part of the Joint Venture arrangement, Jago, VECAP and Genta agreed that VECAP would waive its right to exercise the option and that the Joint Venture would repay VECAP the $1.5 million it had loaned Jago out of revenues it may receive from third parties. Such repayment is to be made in return for the Joint Venture’s obtaining the same rights over the same products in respect of which VECAP had waived its option. The Joint Venture also agreed to pay Jago a $1.5 million manufacturing license fee also payable out of future revenues. In 1996, the Joint Venture received revenues that triggered the obligation to pay VECAP and Jago each $500,000. Jago agreed to defer this payment, but VECAP refused to do so. In February 1997 Jago loaned $0.5 million to the Joint Venture to enable it to satisfy, in part, its obligation to VECAP. Thus, as of December 31, 1998, the Joint Venture was still obligated to pay $1 million to VECAP and $1.5 million to Jago out of future qualifying income and to repay a $0.5 million loan to Jago.

     In March 1999, an agreement was signed between the Company and Genta Inc. concerning the future operations of the joint venture. The agreement reflects the above obligations in an agreed distribution schedule. Under the agreement, an amount of $1,000,000 became payable to VECAP as its share of the Joint Venture’s license fees. This charge was recognized during the year ended December 31, 1999 and the payment made in 2000. During 1999, Dr Gonella, who was up until June 6, 2001, a Director of the Company became a shareholder of VECAP.

Other Arrangements

     At the end of December 1998, Ian Gowrie-Smith, (through a family owned trust), acquired a 50% interest in 10 East 63rd Street Inc., the company which owns 10 East 63rd Street, a property in New York. SkyePharma PLC has been in occupation of that property since January 1997, subject to a tenancy agreement which expired in January 1999, under which it paid a rent of $300,000 per annum. In January 1999 the lease was renewed on the same terms. In February 2001 the lease was renewed for two years based upon an independent valuation. The annual rent was increased to $360,000 per annum with effect from February 1, 2001. Approximately one-third of the premises are subleased to Fifth Avenue Capital Inc., an unrelated company.

     At June 20, 2002, the Company owned 14.2% of Astralis. The Company has the right to elect one member of the Board of Directors of Astralis, and Michael Ashton, our Chief Executive Officer, has been appointed to the Astralis Board. On December 12, 2001, the Company announced the completion of several agreements concerning the development of Astralis’ novel injectable vaccine therapy, for the treatment of all forms of psoriasis, a chronic skin disorder. A first generation of Psoraxine, developed by Astralis, has completed clinical studies in Venezuela with encouraging results. Under the terms of a technology access agreement, the Company will receive from Astralis a $5 million license fee for access to DepoFoam and other relevant drug delivery technologies. In addition, through a service agreement, the Company will provide all development, manufacturing, pre-clinical and clinical development services to Astralis for second generation Psoraxine, up to the completion of Phase II clinical studies. On completion of Phase II studies, Astralis will offer SkyePharma the option to acquire the worldwide licensing and distribution rights to Psoraxine. If SkyePharma does not take the option, Astralis will seek a marketing partner to fund Phase III clinical studies and to provide a sales and marketing infrastructure. The Company anticipates that an Investigational New Drug (IND) application to start Phase I-B clinical studies will be filed with the FDA in 2002.

Item 8: Financial Information

Legal Proceedings

     In April 1998, a class action lawsuit was filed in California against DepoTech (renamed SkyePharma Inc.) and two of its former officers. The lawsuit alleges violations of federal securities laws and seeks unspecified money damages on behalf of a class of shareholders who purchased DepoTech common stock during the period April 1, 1996 through December 18, 1997. On May 11, 1999, the judge granted SkyePharma Inc.’s motion to dismiss and dismissed the plaintiffs’ complaint with leave to amend by June 8, 1999. The plaintiffs timely filed an amended complaint and the defendants responded with a motion to dismiss. After completion of several rounds of briefing and supplemental briefing on the motion, the Court denied the motion without prejudice to the defendants and without addressing its merits, instructed the parties to repeat the process from the beginning. Pursuant to a court-ordered schedule, the plaintiffs filed their Second Amended Complaint by April 14, 2000. The District Court dismissed the action on January 26, 2001. However, following the dismissal, on February 9, 2001, the plaintiffs filed an appeal to the U.S. Court of Appeals for the Ninth circuit, claiming that the District Court had erred in dismissing the plaintiffs’ complaint and also that the District Court had erred in permitting certain motions to strike. The U.S. Court of Appeals on February 6, 2002 denied the plaintiff’s appeal and so affirmed the District Court decision.

     On June 13, 2000, a summons was filed in respect of a claim by RTP Pharma Corporation against SkyePharma PLC and others in the U.S. District Court for the District of Columbia. The

lawsuit seeks the correction of inventorship of a U.S. patent, U.S. Patent Number 5,858,410, together with unspecified monetary damages on behalf of RTP. This action was dismissed with prejudice by agreement of the parties on August 10, 2001.

     On May 8, 2001, a summons in a civil case was filed in respect of a claim by Andrx Corporation, a generic drug manufacturer against SkyePharma Inc. in the U.S. District Court, Southern District of Florida. The lawsuit alleges violations of anti-trust law and common law of the United States and the State of Florida. The complainant seeks injunctive relief and unspecified monetary damages from Elan Corporation PLC (who was the original defendant in this case) and SkyePharma arising from an alleged agreement entered into by Elan and SkyePharma to prevent competition for a controlled release version of the product Naprelan made with the active drug Naproxen. This action was settled with prejudice on June  7, 2002 without the payment of any damages.

     On April 12, 2002 a Class Action Complaint was filed by the Action Alliance of Senior Citizens of Greater Philadelphia, a non-profit Pennsylvania corporation, individually and on behalf of all others similarly situated, against Elan Corporaton PLC and SkyePharma Inc. The action was filed in the U.S. District Court for the Eastern District of Pennsylvania. The lawsuit is brought under the Sherman Anti-trust Act (“the Act”) and alleges a contract in restraint of trade in violation of the Act as well as an attempt to monopolise the market for Naprelan in violation of the Act. The Plaintiff seeks injunctive relief only against Elan (the first defendant) as well as SkyePharma Inc. Although the Company cannot predict the outcome, the Company believes that the claim is without merit and will vigorously defend the action.

     On May 15, 2002 a Class Action complaint was filed by Jeanine Michelle Weber, individually and on behalf of 22 U.S. States against SkyePharma Inc. The action was filed in the U.S. District Court for the Eastern District of Pennsylvania. The action is brought under the Sherman Anti-trust Act (“the Act”) and certain state consumer fraud and anti-trust acts. The action alleges that Elan Corporation PLC (the first defendant) and SkyePharma Inc entered into a contract in restraint of trade in violation of the Act. Further, it alleges monopolization, or an attempt to monopolize, the market for Naprelan in violation of the Act. The Plaintiffs seek damages and treble damages as well as an accounting for gains resulting from such violations. Although the Company cannot predict the outcome, the Company believes that the claim is without merit and will vigorously defend the action.

     Contingent liabilities and guarantees are summarized in Note 20 of the Notes to SkyePharma’s Consolidated Financial Statements included in Item 18 of this Form 20-F.

Dividend Policy

     The Company has not paid dividends in the last 10 years on its ordinary shares and does not intend to pay dividends in the foreseeable future. The Company currently intends to retain all of its earnings to finance its operations and future growth. Moreover, under current U.K. law, the Company’s accumulated realized profits must exceed it’s accumulated realized losses (on a non-consolidated basis) before dividends can be paid.

Item 9: The Offer and Listing

Stock Price History

     The principal trading market for the ordinary shares is the London Stock Exchange (the “LSE”).

     The table below sets forth, for the periods indicated, the highest and lowest middle-market quotations for the Company’s ordinary shares as derived from the Daily Official List of the LSE and the highest and lowest sales prices of the Company ADSs on The Nasdaq National Market. The mid-closing price for the ordinary shares on the LSE and the last sale price for the ADSs on The Nasdaq National Market on June 19, 2002 was 69.5 pence per ordinary share and $10.60 per ADS. See “Exchange Rate Information” with respect to the exchange rates applicable to the periods set forth below.

	SkyePharma Ordinary Shares		SkyePharma ADSs
	High	Low	High	Low

	(Pence per the Company Ordinary Share)		($ per the Company ADS)
Year ended December 31, 1997	93.0	48.0	—	—
Year ended December 31, 1998	103.5	44.5	13.56	7.13
Year ended December 31, 1999	88.0	45.3	15.13	6.38
Year ended December 31, 2000	190.0	49.8	29.38	7.38
Year ended December 31, 2001	108.0	49.0	15.50	7.01

Year ended December 31, 2000
First Quarter	190.0	49.8	29.38	7.38
Second Quarter	133.0	85.5	21.00	12.75
Third Quarter	95.3	80.0	15.00	10.94
Fourth Quarter	88.5	63.0	13.00	8.63

Year ended December 31, 2001
First Quarter	108.0	63.5	15.50	9.06
Second Quarter	97.5	78.0	13.85	10.25
Third Quarter	90.0	50.0	12.70	7.78
Fourth Quarter	69.0	49.0	9.60	7.01

Year ended December 31, 2002
First Quarter	74.0	52.5	10.85	7.45
Second Quarter (through June 19, 2002)	80.3	64.0	11.90	9.03

Monthly Data
December 2001	61.25	52.00	8.90	7.55
January 2002	74.00	60.75	10.85	8.56
February 2002	67.25	56.25	9.72	7.75
March 2002	67.00	52.50	10.35	7.45
April 2002	80.25	64.00	11.90	9.03
May 2002	79.75	68.50	11.50	9.95
June 2002 (through June 19, 2002)	78.00	68.00	11.30	9.98

Stock Exchanges on which the Company’s Shares are Listed

     The ordinary shares were admitted to the Official List of the LSE on May 3, 1996 and are quoted under the symbol “SKP”. Prior to that time, the ordinary shares traded on the LSE’s Alternative Investment Market, from January 9, 1996 to May 2, 1996, and on the LSE’s Unlisted Securities Market, from October 26, 1987 to January 8, 1996.

     The LSE classifies equity securities based on 12 levels of normal market size, ranging from 200,000 to 500 shares. These levels of normal market size reflect the turnover by value in each of the Company’s shares over the past 12 months. The ordinary shares have a normal market size of 10,000 shares. The normal market size classification for each equity security is subject to quarterly review in the light of trading volumes in the previous quarter and to adjustment, as appropriate. U.K. market makers are normally required to make a two-way market in sizes of not less than the normal market size and to report all transactions to the LSE within three minutes. In respect of securities with a normal market size greater than 2,000, transactions of not more than three times normal market size are published immediately as to size and price, but transactions in excess of three times normal market size are not published until after 60 minutes.

     The Company’s ADSs are quoted on The Nasdaq National Market under the symbol “SKYE”. ADSs are issued by the Bank of New York as depositary under the Deposit Agreement dated as of July 8, 1998. Each ADS represents ten ordinary shares.

Item 10: Additional Information

Memorandum and Articles of Association

     The following summarizes certain provisions of SkyePharma PLC’s memorandum and articles of association and applicable English law. The summary is qualified in its entirety by reference to the UK Companies Act and SkyePharma’s memorandum and articles of association. Investors can obtain copies of the memorandum and articles of association by contacting the Company Secretary at the registered office of the Company. At the Annual General Meeting of the Company held on May 30, 2002 the Company adopted new Articles of Association. The amendments were proposed simply in order to bring the Company’s Articles of Association in line with developments since the last date of adoption on January 8, 1996 and do not effect any major change.

     The amendments were as follows:—

•	The existing Articles of Association contain rights and obligations relating to a class of share capital in the Company (“Convertible Preference Shares”), which are no longer in issue following their conversion in full on March 25, 1996, on the basis of 20 Ordinary Shares for each existing Convertible Preference Share. The new Articles of Association, therefore, reflect the conversion of the Convertible Preference Shares and omit any reference to such class of shares.
•	The new Articles of Association also contain appropriate provisions, in accordance with the Electronic Communications Act 2000, to enable the Company, at the discretion of the Directors, to distribute circulars, publish certain information and issue notices to Shareholders, in accordance with and subject to the limitations imposed by the Companies Act 1985 (the “Act”) and other relevant statutes, by electronic means.
•	The new Articles of Association also contain details of the present share capital of the Company, which reflects the increase, reorganisation and consolidation of the share capital of the Company which took place from time to time up to an including April 29, 1996 and the increases of the authorized share capital which took place on May 19, 1999 and July 11, 2000. As of the date of this Circular, which is reflected in the new Articles of Association, the authorized share capital of the Company is £111,400,000 divided into 1,090,000,000 Ordinary Shares of 10p each and 12,000,000 “A” Deferred Shares of 10p each and 12,000,000 “B” Deferred Shares of 10p each.
•	The new Articles of Association now include references to the Financial Services and Markets Act 2000 (“FSMA”), which came into force on December 1, 2001, replacing the Financial Services Act 1986 (“FSA”). The references merely replace the previous sections of the FSA with the corresponding new corresponding sections of the FSMA.
•	The new Articles of Association remove provision 92 (L) that previously allowed the Company to relax, by ordinary resolution, the provisions under Article 92 governing the types of transactions a director may be interested in, when such involvement also involves the Company itself.

Objects and Purposes

     The Company was incorporated in England and Wales on March 10, 1910 under the Companies Act 1908 as a Company limited by shares and was re-registered in 1982 as a public limited company under the Companies Act 1948 to 1980. The Company is registered under company number 107582. The Company was re-registered as SkyePharma PLC on January 8, 1996.

     The objects of the Company are set out in full in clause 4 of its memorandum of association which provides, among other things, that the Company’s objects are to carry on in any part of the world any business which, in the opinion of the directors, may seem conveniently carried on in connection with or ancillary to any of several diverse businesses, including applying for, purchasing or otherwise acquiring and holding, using, developing, selling, licensing or otherwise disposing of or dealing with patents, copyrights, designs, trade marks, secret processes, know-how and inventions and any interest therein.

Directors

     The business and affairs of the Company shall be managed by the directors.

     A director may not vote or count towards the quorum on any resolution concerning any proposal in which he (or any connected person) to his knowledge has a material interest (other than by virtue of his interest in securities of the Company), which includes the voting of compensation awards to themselves. This prohibition does not apply to any of the following matters:—

(i)	a contract or arrangement for giving to the director security or as guarantee or indemnity in respect of
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
(iv)	relating to a pension, superannuation or similar scheme or retirement, death or disability benefits scheme or employees’ share scheme which has been approved by the inland revenue or is conditional upon that approval or does not award him any privilege or benefit not awarded to the employees to whom the scheme relates; or
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

Classes of Shares

     The authorized share capital of the Company is £111,400,000 divided into 1,090,000,000 ordinary shares of 10p each, 12,000,000 “A” Deferred Shares of 10p each and 12,000,000 “B” Deferred Shares of 10p each.

     Provisions set out applying to the Ordinary Shares of 10p each:—

(a) Dividends

     Under English law, dividends are payable on the Company’s ordinary shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the UK and by the Companies Act 1985. The Company in general meeting may declare dividends by ordinary resolution, but such dividend may not exceed the amount recommended by the directors. The directors may pay interim dividends if it appears they are justified by the Company’s financial position.

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

     Holders of ordinary shares may appoint a proxy, including a beneficial owner of those shares, to attend, speak and vote on their behalf at any shareholder’s meeting.

     If any sum remains unpaid in relation to a member’s shareholding, that member is not entitled to vote that share unless the board otherwise determines.

(c) Rights to share in the Company’s profits

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

(e) Redemption and sinking provisions

     The Company may by special resolution create and sanction the issue of shares which are, or at the option of the Company or the holder are to be liable, to be redeemed, subject to and in accordance with the provisions of the Companies Act 1985. The special resolution sanctioning the issue shall also make such alterations to the articles of the Company as are necessary to specify the terms on which and the manner in which the shares are to be redeemed. The Company has no redeemable shares in issue and there are no provisions relating to sinking funds in the articles of the Company. The Company has not established a sinking fund.

(f) Liability to further capital calls by the Company.

     The directors may make calls upon the members in respect of any monies unpaid on their shares. Each member shall pay to the Company at the time and place specified the amount called on his shares. A call may be revoked or postponed as the directors determine.

Provisions set out applying to the ‘A’ Deferred Shares:—

     The “A” Deferred Shares do not confer any right to participate in any profits of the Company or to receive notice of or attend any general meeting of the Company. Each “A” Deferred Share will be redesignated as an ordinary share within thirty days of the sale of a Geomatrix version of Paroxetine/ Paxil in accordance with the Company’s existing license agreement with SmithKline Beecham, PLC. At present, the Company is in the process of converting the “A” Deferred Shares.

     The right of redesignation attaching to the “A” Deferred Shares will lapse if this event has not taken place by May 3, 2006.

Provisions set out applying to the ‘B’ Deferred Shares:—

     The “B” Deferred Shares do not confer any right to participate in any profits of the Company or to receive notice of or attend any general meeting of the Company. Each “B” Deferred Share will be redesignated as an ordinary share on the first occasion that total reported sales of Geomatrix versions of Paroxetine/ Paxil exceed $1 billion in any calendar year ending prior to January 1, 2006 or, if that does not happen, then if such sales exceed $337 million in the period January 1, 2006 to May 3, 2006.

     The right of redesignation attaching to the “B” Deferred Shares will lapse if this event has not taken place by May 3, 2006.

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

Shareholders’ Meetings and Notices

     The Company is required to hold a general meeting each year as its annual general meeting in addition to other meetings (called extraordinary general meetings) as the directors think fit. The type of meeting will be specified in the notice calling it. Not more than 15 months may elapse between the date of one annual general meeting and the next.

     In the case of an annual general meeting or the meeting for the passing of a special resolution (requiring the consent of a 75% majority) 21 clear days’ notice is required. In other cases 14 clear days’ notice is required. The notice must specify the place, the date, and the hour of the meeting, and the general nature of the business to be transacted.

Limitations on foreign shareholders
     There are no limitations imposed by English law or the Company’s memorandum or articles of association on the right of non-residents or foreign persons to hold or vote the Company’s ordinary shares other than the limitations that would generally apply to all of the Company’s shareholders.

Change of Control
     There are no provisions in the articles of association that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

Disclosure of Interests in Shares
     The UK Companies Act gives the Company the power to require persons whom it believes to have, or to have acquired in the previous three years, an interest in its voting shares to disclose certain information with respect to those interests. Failure to supply the information required may lead to disenfranchisement of the relevant shares and a prohibition on their transfer and receipt of dividends and other payments in respect of those shares. In this context the term “interest” is widely defined and will generally include an interest of any kind whatsoever in voting shares, including an interest of a holder of SkyePharma ADSs.

Material Contracts
     At March 31, 2000, a Settlement Agreement was signed establishing the full and final settlement of the deferred consideration payable to the vendor of Jago, Dr Gonella. The settlement was approved by shareholders at the Company’s Annual General Meeting held on July 11, 2000 to be made entirely in shares. On July 20, 2000, 6 million ordinary shares were issued to Dr Gonella at a price of 94.25 pence. Also on July 20, 2000, 12 million ‘A’ and 12 million ‘B’ non-equity Deferred Shares were issued. The contingencies determining the conversion of the Deferred Shares into ordinary shares are set out in Note 22 of the Notes to SkyePharma’s Consolidated Financial Statements included in Item 18 of this Form 20-F. Following the April 2002 U.S. launch of Paxil CR by GlaxoSmithKline and the first commercial sale of Paxil, Dr. Gonella’s 12 million ‘A’ Deferred Shares will be converted into 12 million ordinary shares. In the event that the remaining conditions are not satisfied prior to May 3, 2006, the ‘B’ Deferred Shares will not be converted and will be cancelled. The vendor will not be entitled to any other compensation nor additional compensation. On issue, the ordinary and Deferred Shares were recorded in share capital and share premium. At December 31, 1999 prior to the issue of shares, in the Directors’ opinion, 30 million ordinary shares were likely to be issued under the terms of the Settlement Agreement and a figure of £33 million was recorded within shares and warrants to be issued, based upon a closing share price of 110 pence on March 31, 2000, the date of the Settlement Agreement.

     For a description of transactions with related parties, see “Item 7: Major Shareholders and Related Party Transactions”.

Exchange Controls
     There are currently no limitations, either under the laws of the United Kingdom or in the Articles of Association of the Company, on the rights of non-residents to hold, or to vote on Ordinary Shares. Additionally, there are currently no United Kingdom foreign exchange control restrictions on the conduct of the Company’s operations or affecting the remittance of dividends on unrestricted shareholders’ equity.

Taxation
     The following is a summary of the material U.S. federal income and the United Kingdom tax consequences of the ownership and disposition of ordinary shares or ADSs by a U.S. Holder and a Non-U.S. Holder that holds the ordinary shares or ADSs as capital assets.

     This summary is not exhaustive of all possible tax considerations and does not take into account the specific circumstances of any particular investors (such as tax-exempt organizations, financial institutions, certain insurance companies, dealers in securities and currencies, traders in securities that elect to use a mark-to-market method of accounting, investors liable for alternative minimum tax, investors that actually or constructively own 10% or more of the voting stock of the Company, investors that hold ordinary shares or ADSs as part of a straddle or a hedging or conversion transaction, holders who acquired the stock units or ADS as compensation, or investors whose functional currency is not the U.S. dollar), some of which may be subject to special rules.

     This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions) and on the tax laws of the United Kingdom all as in effect on the date hereof, as well as on the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital Gains as in effect on the date hereof (the “Treaty”) and on the Convention between the Government of the United States and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Estates of Deceased Persons and on Gifts as in effect on the date hereof (the “Estate Tax Treaty”), all of which are subject to change (or changes in interpretation), possibly with retroactive effect. The governments of the United States and the United Kingdom have signed a new convention between the two countries for the avoidance of double taxation with respect to taxes on income and capital gains (the “Income Tax Convention”). The proposed convention is subject to ratification in accordance with the procedures of each country and would replace the existing convention, which has been in effect since 1980. If the new Income Tax Convention is ratified, it may alter the U.S. and U.K. tax consequences of the ownership and disposition of ordinary shares or ADSs by a U.S. Holder or Non-U.S. Holder. Except where specifically noted, this summary is based on the Treaty currently in force between the United States and the United Kingdom, and does not discuss the impact of the new Income Tax Convention on any U.S. Holders or Non-U.S. Holders of any ordinary shares or ADSs.

     In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

     For purposes of this discussion, a “U.S. Holder” is any beneficial owner of ordinary shares or ADSs that is

(1)	a citizen or resident of the United States;
(2)	a corporation organized under the laws of the United States or any State thereof;
(3)	an estate the income of which is subject to United States federal income tax without regard to its source; or
(4)	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

     A “Non-U.S. Holder” is any beneficial owner of ordinary shares or ADSs that is not a United States person for United States federal income tax purposes.

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

     Prospective investors are urged to consult their own tax advisors regarding the United States federal, state and local and the United Kingdom and other tax consequences of acquiring, owning and disposing of ordinary shares and ADSs. In particular, a U.S. Holder should confirm its shares as an eligible U.S. Holder, as defined below with its advisor and should discuss any possible consequences of failing to qualify as an elibible U.S. Holder.

     In general, and taking into account the earlier assumptions, for United States federal income and United Kingdom income tax purposes, holders of ADRs evidencing ADSs will be treated as the beneficial owners of the ordinary shares represented by those ADSs. Exchange of shares for ADSs and ADSs for shares, generally will not be subject to United States federal income tax or to United Kingdom income tax.

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

United States Taxation
     U.S. Holders
     Under the United States federal income tax laws, and subject to foreign investment company (“PFIC”) rules discussed below, upon a sale or other disposition of ordinary shares or ADSs, a U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such ordinary shares or ADSs. Generally, such gain or loss, will be long-term capital gain or loss if the U.S. Holder’s holding period for such ordinary shares or ADSs exceeds one year and any such gain or loss will be from sources within the United States for foreign tax credit limitation purposes. Long-term capital gain of a non-corporate U.S. Holder is generally subject to a maximum tax rate of 20%.

     Non-U.S. Holders
     A Non-U.S. Holder will not be subject to United States federal income tax in respect of gain recognized on a sale or other disposition of ordinary shares or ADSs unless:

(1)	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and is attributable to a permanent establishment maintained in the United States by such Non-U.S. Holder, if an applicable income tax treaty so requires as a condition for such Non-U.S. Holder to be subject to United States taxation on a net income basis in respect of gain from the sale or other disposition of the ordinary shares or ADSs); or
(2)	in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.

     Effectively connected gains realized by a corporate Non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Taxation of Dividends
United Kingdom Taxation
     The taxation of dividends paid in respect of the ordinary shares depends upon the law and practice in force at the time dividends are paid. The following summary is based upon current law and practice, which may change by the time that any dividends become payable.

     For dividends paid on or after April 6, 1999, under the Treaty an Eligible U.S. Holder is entitled to receive from the U.K. a tax credit (“Tax Credit Amount”) in respect of any dividend received equal to one-ninth of the amount of the cash dividend. The payment is reduced by an amount equal to 15% of the sum of the dividend payment and the tax credit amount (“the 15% U.K. withholding tax”). The 15% U.K. withholding tax will not, however, exceed such amount and reduces the Tax Credit Amount to $0.

     For the purposes of this document, the term “Eligible U.S. Holder” means a U.S. Holder that is a beneficial owner of an ordinary share or an ADS and the cash dividend paid with respect thereto and that

(1)	is an individual or a corporation resident in the United States for purposes of the Treaty (and, in the case of a corporation, is not also resident in the United Kingdom for U.K. tax purposes);
(2)	is not a corporation which, alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company;
(3)	holds the ordinary share or ADS in a manner which is not effectively connected with a permanent establishment in the United Kingdom through which such U.S. Holder carries on business or with a fixed base in the United Kingdom from which such holder performs independent personal services;

(4)	under certain circumstances, is not an investment or holding company, 25% or more of the capital of which is owned, directly or indirectly by persons that are not individuals resident in, and are not nationals of, the United States;

(5)	under certain circumstances, is not exempt from federal income tax on dividend income in the United States; and
(6)	is eligible for benefits under the Treaty with respect to income and gain from the ordinary shares or ADS’s.

     An Eligible U.S. Holder may claim the Treaty Payment to which he is entitled from the Inland Revenue. However, under Rev. Proc. 2000-13 an Eligible U.S. Holder may elect to be treated as receiving the Tax Credit Amount due under the Treaty without affirmatively making a claim to the Inland Revenue. Please see a complete discussion of these rules below in the discussion of U.S. taxation.

     While a claim for payment is no longer necessary, if a claim for payment is made, it must be made within 6 years of the U.K. year of assessment (generally, the 12 month period ending April 5 in each year) in which the related dividend was paid. The first such claim by an Eligible U.S. Holder for payment under these procedures is made by sending the appropriate U.K. forms in duplicate to the Philadelphia Service Center, Foreign Certification Unit, P.O. Box 16347, DP535B, Philadelphia, PA 19114. If the Eligible U.S. Holder qualifies as a U.S. resident, the Internal Revenue Service will certify the form to that effect and forward it to the U.K. Inland Revenue. Forms may be obtained by writing to the U.S. Internal Revenue Service, Assistant Commissioner International, 950 L’Enfant Plaza South, S.W., Washington, D.C. 20024, Attention: Taxpayers Service Division. Because a refund claim is not considered made until the U.K. tax authorities receive the appropriate form from the Internal Revenue Service, forms should be sent to the Internal Revenue Service well before the end of the applicable limitation period. Any claim under these procedures after the first claim should be filed directly with the U.K. Financial Intermediaries and Claims Office, Fitzroy House, P.O. Box 46, Nottingham NG2 1BD, England.

     U.S. Holders who are not resident or ordinarily resident for tax purposes in the United Kingdom and have no other source of U.K. income are not required to file a U.K. income tax return.

United States Taxation
     U.S. Holders
     Under the United States federal income tax laws, and subject to the passive foreign investment company “PFIC” rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid (including the Tax Credit Amount) by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the Depositary, in the case of ADSs. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includible in income of a U.S. Holder will be the U.S. dollar value of the British pounds sterling payments made, determined at the spot British pound sterling/U.S. dollar rate on the date such dividend distribution is includible in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder’s basis in the ordinary shares or ADSs and thereafter as capital gain.

     Subject to certain limitations, the United Kingdom tax withheld in accordance with the Treaty (i.e., an amount equal to the Tax Credit Amount) will be creditable against the U.S. Holder’s United States federal income tax liability. To qualify for such credit, U.S. Holders must make an election of Form 8833, (Treaty-Based Return Position Disclosure). Form 8833 is filed with the Eligible U.S. Holder’s U.S. income tax return for the relevant year, in addition to any other filings that may be required.

     For foreign tax credit limitation purposes, the dividend will be income from sources without the United States, but generally will be treated separately, together with other items of “passive income” (or, in the case of certain holders, “financial services income”).

     In general, the Income Tax Convention, if ratified, would replace the Treaty. The Income Tax Convention would make a number of important changes. In particular, under the Income Tax Convention, U.S. holders would not be entitled to a Tax Credit Amount and accordingly there would be no imposition of U.K. withholding tax and no associated United States foreign tax credit. The Income Tax Convention would generally be effective, in respect of taxes withheld at source, for amounts paid or credited on or after the first day of the second month after the Income Tax Convention is ratified. Other provisions of the Income Tax Convention would take effect on the first January next following the date of ratification. If the Income Tax Convention is ratified, the rules of the Treaty would remain in effect until the effective dates described above. However, a U.S. holder would be entitled to elect to have the Treaty apply in its entirety for a period of twelve months after the effective dates of the Income Tax convention.

     Non-U.S. Holders
     Dividends paid to a Non-U.S. Holder in respect of ordinary shares or ADSs will not be subject to United States federal income tax unless such dividends are effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder (and are attributable to a permanent establishment maintained in the United States by such Non-U.S. Holder, if an applicable income tax treaty so requires as a condition for such Non-U.S. Holder to be subject to United States taxation on a net income basis in respect of income from ordinary shares or ADSs), in which case the Non-U.S. Holder generally will be subject to tax in respect of such dividends in the same manner as a U.S. Holder. Any such effectively connected dividends received by a non-United States corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Additional United States Federal Income Tax Considerations
     PFIC Rules
     In general, the Company will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds the Company’s ordinary shares or ADSs, either:

(1)	75% or more of the gross income of the Company for the taxable year is passive income; or
(2)	50% or more of the value (determined on the basis of ;quarterly averages) of the Company’s assets is attributable to assets that produce or are held for the production of passive income.

     For this purpose, passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business) annuities and gains from assets that produce passive income of this nature. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. Although the matter is not entirely free from doubt, the Company believes that its ordinary shares and ADSs should not be treated as the stock of a PFIC for United States federal income tax purposes. However this conclusion is a factual determination made annually and thus may be subject to change.

     If the Company is treated as a PFIC, a U.S. Holder that did not make a qualified electing fund (“QEF”) or mark-to-market election, each as described below, would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of ordinary shares or ADSs and (b) any excess distribution by the Company to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the ordinary shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the ordinary shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holders holding period for the ordinary shares or ADSs). Under these rules:

(1)	the gain or excess distribution would be allocated ratably over the U.S. Holders holding period for the ordinary shares or ADSs;

(2)	the amount allocated to the taxable year in which the gain or excess distribution was realized would be taxable as ordinary income;
(3)	the amount allocated to each prior year, with certain exceptions, would be subject to tax at the highest tax rate in effect for that year; and
(4)	the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

     A U.S. Holder that makes a QEF election will be currently taxable on its pro rata share of the Company’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year of the Company, regardless of whether or not distributions were actually received. The U.S. Holder’s basis in the ordinary shares or ADSs will be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in the ordinary shares or ADSs and will not be taxed again as a distribution to the U.S. Holder.

     Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions.

     A U.S. Holder will not be subject to the PFIC tax rules described above if the U.S. Holder makes a mark-to-market election with respect to its ordinary shares or ADS. Instead, in general, an electing shareholder will include in each year, as ordinary income, the excess, if any, of the fair market value of the ordinary shares or ADSs at the end of the taxable year over its adjusted basis and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the ordinary shares of ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The electing U.S. Holder’s basis in the ordinary shares or ADSs will be adjusted to reflect any such income or loss amounts.

     A U.S. Holder who owns ordinary shares or ADSs during any year that the Company is a PFIC must file Internal Revenue Service Form 8621.

Additional United Kingdom Considerations
Gift and Inheritance Taxes
     An individual who is domiciled in the U.S. and who is not a national of the United Kingdom for the purposes of the Estate Tax Treaty will normally not be subject to U.K. inheritance tax in respect of the ordinary shares or ADSs on the individual’s death or on a gift of the ordinary shares or ADSs during the individual’s lifetime, provided that any applicable U.S. federal gift or estate tax liability is paid, unless the ordinary shares or ADSs are part of the business property of a permanent establishment of an enterprise of the individual in the United Kingdom or pertain to a fixed base in the United Kingdom of the individual used for the performance of independent personal services.

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

Stamp Duty and Stamp Duty Reserve Tax
     A transfer for value of the ordinary shares will generally be subject to U.K. ad valorem stamp duty, normally at the rate of 0.5% of the amount or value of the consideration given for the transfer, rounded up to the nearest £5. Stamp duty is normally a payable by the Purchaser.

     An agreement to transfer ordinary shares for money or money’s worth will normally give rise to a charge to stamp duty reserve tax (“SDRT”) at the rate of 0.5% of the amount or value of the consideration unless an instrument of transfer of the ordinary shares has been executed in pursuance of the agreement and duly stamped. SDRT is a liability of the purchaser.

     Stamp duty is charged at the higher rate of 1.5%, rounded up to the nearest £5, or SDRT at the rate of 1.5%, of the amount or value of the consideration, or in some circumstances the value of the ordinary shares, on a transfer or issue of the ordinary shares (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee for, a person whose business is or includes issuing depositary receipts. An election is available whereby clearance services may, under certain conditions, elect for the 0.5% rate of SDRT to apply to a transfer of shares into, and to transactions within, the service.

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

     Any transfer for value of the underlying ordinary shares represented by ADSs evidenced by ADRs, may give rise to a liability to U.K. stamp duty or SDRT at the rate of 0.5% as indicated above. However, on a transfer from the Custodian of the Depositary to a holder of an ADS upon cancellation of the ADS a fixed U.K. stamp duty of £5 per instrument of transfer only will be payable.

Documents on Display
     It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington D.C. 20549. Please call the SEC at 1(800) SEC 0330 for further information on the public reference rooms and their copy charges.

Item 11: Quantitative and Qualitative Disclosures about Market Risk
     The Company holds financial instruments to finance its operations and to manage the currency, interest rate and liquidity risks that arise from those operations. A discussion of the Company’s treasury policies employed to manage these risks is set out below. In the numerical disclosures that follow, short-term debtors and creditors that arise directly as a result of the Company’s operations are excluded from all disclosures with the exception of the table below on currency exposures.

Liquidity risk
     The Company’s policy is to maintain continuity of funding through a mixture of long-term debt and bank loans, raised to cover specific projects, and through the issue of shares to collaborative partners, where necessary, to obtain development contracts. Short-term flexibility is provided through the use of overdrafts. The maturity profile of the Company’s debt at December 31, 2001 is set out below.

Maturity of financial liabilities
	December 31, 2000 Total	December 31, 2001 Total	December 31, 2001 Fixed rate financial liabilities	December 31, 2001 Floating rate financial liabilities

	(in thousands)
Within one year	9,940	7,257	930	6,327
Between one and two years	4,023	1,893	927	966
Between two and three years	1,790	4,206	4,040	166
Between three and four years	3,141	59,570	59,404	166
Between four and five years	59,565	166	—	166
Beyond five years	2,563	2,400	—	2,400

	81,022	75,492	65,301	10,191

Foreign currency risk
     All of the Company’s operations are based overseas in Continental Europe, the U.S. and Canada giving rise to exposures to changes in foreign exchange rates, notably the Swiss Franc, Euro, U.S. Dollar and Canadian Dollar. Beginning in June 1996, and where natural hedges have not been sufficient or possible, the Company has selectively entered into forward currency contracts to fix certain of the non-sterling funding requirements of its principal subsidiaries. The contracts generally have maturities not exceeding twelve months. Gains or losses on these contracts are not recorded until the maturity of the contracts at which time they are recorded as an adjustment to administrative expenses, consistent with the underlying non-sterling expenses that are required to be funded. No forward contracts were entered into during 1999. During 2000, £59.4 million of funding was raised in sterling, and as a result, since then, the Group has actively used forward currency contracts and currency options. No gain or loss was recognized on such contracts during 2000 or 2001.

     At December 31, 1999 the Company had no outstanding contracts to buy foreign currency. At December 31, 2000, the Company had written options to purchase £7.2 million euros and £5.3 million U.S. dollars. There were no other forward foreign currency contracts open at December 31, 2000. The unrecognized gains from such contracts at December 31, 2000 were £117,000. At December 31, 2001, the Company had currency options to sell £2.8 million U.S. dollars. At December 31, 2001 the Company had accrual forward options to purchase £0.2 million Swiss francs each week for 31 weeks ending June 19, 2002 and £0.2 million Euro each week for 26 weeks ending May 22, 2002. At December 31, 2001 the Company had forward currency contracts to purchase £2.7 million Swiss francs. There ware no other forward foreign currency contracts open at December 31, 2001. The unrecognized losses from such contracts at December 31, 2001 were £31,000.

     The analysis below shows the net monetary assets and liabilities of Group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the income statements in both 2001 and 2000.

Currency exposures

December 31, 2001

Functional currency of Operating
	Net foreign currency monetary assets/(liabilities)

	Sterling	$US	French francs	Swiss francs	Other	Total

	(in thousands)
Sterling	—	11,527	—	—	(49)	11,478
$US	(5,231)	—	—	—	—	(5,231)
French francs	(2,260)	102	—	25	—	(2,133)
Swiss francs	3,568	4,087	406	—	10	8,071
$Canadian	—	477	—	—	—	477

	(3,923)	16,193	406	25	(39)	12,662

December 31, 2000

Functional currency of Operating
	Net foreign currency monetary assets/(liabilities)

	Sterling	$US	French francs	Swiss francs	Other	Total

	(in thousands)
Sterling	—	4,179	7	—	—	4,186
$US	(2,254)	—	—	—	—	(2,254)
French francs	(1,528)	80	—	—	—	(1,448)
Swiss francs	(1,445)	(870)	—	—	1,197	(1,118)

	(5,227)	3,389	7	—	1,197	(634)

Interest rate risk

     The Company borrows at fixed and floating rates of interest as deemed appropriate for its circumstances. Where necessary the Company uses interest rate swaps to achieve the desired interest rate profile. During 2001, £30 million of the £59.4 million convertible bond liability was the subject of a cancellable interest rate swap agreement by which the Company swapped a fixed obligation to floating and paid 5.6% until December 19, 2001. The interest rate swap agreement was cancelled on December 19, 2001. The Company’s management have assessed remaining interest rate exposures and deemed them not to be material. The interest rate and currency profile of the Company’s financial assets and liabilities is set out below.

Interest rate and currency profile of financial assets

December 31, 2001

Currency
	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets	Total financial assets

	(in thousands)
Sterling	5,690	—	62	5,752
$US	14,977	—	35	15,012
Euro	48	—	—	48
Swiss francs	549	—	93	642
$Canadian	48	5,389	1	5,438

	21,312	5,389	191	26,892

December 31, 2000

Currency
	Floating rate financial assets	Non-interest bearing financial assets	Total financial assets

	(in thousands)
Sterling	32,170	252	32,422
$US	8,993	215	9,208
French francs	7	—	7
Swiss francs	23	—	23
Other	1,218	—	1,218

	42,411	467	42,878

     Financial assets primarily comprise cash and short-term bank deposits.

     Included within the sterling denominated financial assets shown above for 2001 is £4 million, placed on deposit for 18 months in December 2000, at a capped rate. The Company will receive 6.5% for each successive week that the two-year sterling swap rate stays below 7.0%. If the two-year sterling swap rate sets above 7.0%, no coupon will accrue for that week.

     The $Canadian denominated fixed rate financial assets shown above for 2001 of £5.4 million have a 2.06% weighted average interest rate and 3.65 months weighted average time for which the rate is fixed.

     All other of the Company’s financial assets, in both 2001 and 2000, either bear interest at floating rates based upon the floating bank rate in the country in which the funds are held or are non-interest bearing. Non-interest bearing financial assets consist of balances held in short-term current accounts.

Interest rate and currency profile of financial liabilities

December 31, 2001

Currency
	Fixed rate financial liabilities	Floating rate financial liabilities	Total financial liabilities	Weighted average interest rate on fixed financial liabilities	Weighted average time for which rate is fixed

	(in thousands)%				(months)
Sterling	59,400	—	59,400	6.00	41.5
$US	—	3,898	3,898	—	—
French francs	1,599	745	2,344	6.25	23.0
Swiss francs	4,302	5,548	9,850	3.63	23.6

	65,301	10,191	75,492	5.85	39.9

December 31, 2000

Currency
	Fixed rate financial liabilities	Floating rate financial liabilities	Total financial liabilities	Weighted average interest rate on fixed financial liabilities	Weighted average time for which rate is fixed

	(in thousands)%				(months)
Sterling	29,400	30,000	59,400	6.00	53.5
$US	—	7,989	7,989	—	—
French francs	2,391	767	3,158	6.25	27.9
Swiss francs	4,386	6,089	10,475	3.04	35.0

	36,177	44,845	81,022	5.66	49.2

     Financial liabilities primarily comprise bank and other loans and convertible bonds.

     Total financial liabilities does not agree to the total of the balance sheet captions due to the presence of £1,438,000 (2000: £1,854,000) of unamortized issue costs within the value shown on the balance sheet for convertible bonds. Certain financial instruments, such as currency options, are excluded from the analysis above where they do not alter the interest basis or currency of financial liabilities.

     All other floating rate financial liabilities, in both 2001 and 2000, are interest bearing financial liabilities that bear interest at interest rates based on LIBOR, prime and other bank based lending rates in the country in which the liability arises, which are fixed for periods of up to 12 months.

Credit risk

     The Company is exposed to credit-related losses in the event of non-performance by third parties to financial instruments. The Company does not expect any third parties to fail to meet their obligations given the policy of selecting only parties with high credit ratings and minimizing its exposure to any one institution.

Fair values

     The comparison of fair and book values of all the Company’s financial instruments as at December 31, 2001 is set out below. Market values have been used to determine the fair values of all swaps and foreign currency contracts. The fair value of the non-equity Deferred ‘A’ and ‘B’ Shares has been calculated by reference to the ordinary share price at December 31, 2001, based upon the Director’s opinion that 24 million ordinary shares will be issued in settlement of the deferred consideration payable on the acquisition of Jago. See “Item 7: Major Shareholders and Related Party Transactions – Certain arrangements in Respect of the Jago Acquisition” for details of the contingencies governing the issuance of these shares. The fair values of all other items have been calculated by discounting future cash flows at interest rates prevailing at December 31, 2001.

December 31, 2001
	Book Values	Fair values

	(in thousands)
Financial instruments held or issued to finance the Company’s operations:
Cash at bank and in hand	4,534	4,534
Short-term bank deposits	22,358	22,358
Short-term borrowings and current portion of long-term borrowings	(7,257)	(7,257)
Long-term convertible debt	(59,400)	(50,194)
Other long-term debt	(8,835)	(8,602)
Non-equity Deferred ‘A’ and ‘B’ Shares	(22,620)	(14,700)

	(71,220)	(53,861)

Derivative financial instruments held to manage the Company’s currency profile:
Euro currency options	—	38
US$ currency options	(20)	(23)
Forward currency contracts	—	(46)

	(20)	(31)

December 31, 2000

Financial instruments held or issued to finance the Company’s operations:
Cash at bank and in hand	10,769	10,769
Short-term bank deposits	32,109	32,109
Short-term borrowings and current portion of long-term borrowings	(9,940)	(9,940)
Long-term convertible debt	(59,400)	(46,022)
Other long-term debt	(11,682)	(10,942)
Non-equity Deferred ‘A’ and ‘B’ Shares	(22,620)	(15,360)

	(60,764)	(39,386)

Derivative financial instruments held to manage the Company’s interest rate and currency profile:
Interest rate swap	—	822
Euro currency options	—	221
US$ currency options	—	(104)

	—	939

     The excess of fair values over book values for currency options and forward currency contracts shown in the table above represents the unrecognized hedging gain on these instruments as at December 31, 2001. The actual gains or losses arising on these options will be dependent on future exchange rates and will be recognized in the profit and loss account, in 2002, as the operational transactions to which they are linked occur. The table below shows the extent to which the Company has off-balance sheet (unrecognized) and on-balance sheet (deferred) gains and loses in respect of hedges at the beginning and end of the year ended December 31, 2001.

     At December 31, 2001, the Company had currency options to sell £2.8 million US dollars. These outstanding contracts has maturities of less than 12 months.

     At December 31, 2001, the Company had accrual forward options to purchase £0.2 million Swiss francs each week for 31 weeks ending June 19, 2002 and £0.2 million Euro each week for 26 weeks ending May 22, 2002.

     At December 31, 2001, the Company had forward currency contracts to purchase £2.7 million Swiss francs. These open contracts at December 31, 2001 have maturities of less than 12 months.

	Unrecognized			Deferred

	Gains	Losses	Net Total	Gains	Losses	Net Total

	(in thousands)
Gains/(losses) on hedges at January 1, 2001	1,043	(104)	939	—	—	—
Changes in value from January 1, 2001 to settlement	(923)	104	(819)	—	—	—

Gains/(losses) arising in 2000 recognized in 2001	120	—	120	—	—	—

Gains/(losses) not recognized in 2001 arising before January 1, 2001	—	—	—	—	—	—
Arising in 2001	—	(31)	(31)	(20)	—	(20)

Gains/(losses) on hedges at December 31, 2001	—	(31)	(31)	(20)	—	(20)

     Unrecognized gains at January 1, 2001 include £0.8 million in relation to the cancelable interest rate swap agreement. This was based upon the agreement continuing for the life of the convertible bonds and as such the gain would have been spread in the profit and loss account until 2005. The Royal Bank of Scotland cancelled the agreement on December 19, 2001. As a result, only £0.1million of the gain was recognized in 2001 and £0.7 million of the gain is shown above as a change in value before settlement.

Item 12: Description of Securities other than Equity Securities

     Not applicable

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

     None

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

     None

Item 15: Reserved

Item 16: Reserved

PART III

Item 17: Financial Statements

     (Not supplied as Item 18 is complied with)

Item 18: Financial Statements

     The following financial statements, together with the report thereon, by PricewaterhouseCoopers, are filed as part of this Form 20F:

Report of Independent Accountants	F-1
SkyePharma PLC Consolidated Financial Statements
Consolidated Income Statements for the years ended December 31, 1999, 2000 and 2001	F-2
Consolidated Balance Sheets at December 31, 2000 and 2001	F-3
Consolidated Cash Flow Statements for the years ended December 31, 1999, 2000 and 2001	F-4
Notes to the Consolidated Cash Flow Statements	F-5
Statement of Total Recognized Gains and Losses	F-8
Reconciliation of Movement in Shareholders’ Funds	F-9
Notes to the Consolidated Financial Statements	F-10

Item 19: Exhibits

The following exhibits are filed as part of this Form 20-F:

1.1	Memorandum and Articles of Association of SkyePharma PLC
1.1.	Memorandum of Association of SkyePharma PLC*
1.1.2	Articles of Association of SkyePharma PLC, as amended on May 30, 2002
4.1	Directors and Officers Service Contracts
4.1.1	Contract of employment between the Company and Donald Nicholson dated February 28, 1996*
4.1.2	Contract of employment between the Company and Suzanne V. McLean dated May 24, 1999*
4.1.3	Proforma letter of appointment in respect of the appointment of Non-executive Directors*
4.2	Share Purchase Plans
4.2.1	The SkyePharma PLC Deferred Share Bonus Plan
4.3	Amendments to the 1996 Acquisition Agreement, dated April 7, 2000 and May 11, 2000, between Dr Jacques Gonella and SkyePharma PLC**
8.1	List of SkyePharma PLC’s subsidiaries
10.1	Consent of independent accountants

* Incorporated by reference to the Company’s Annual Report on Form 20-F for the financial year ended December 31, 2000 (Commission File No. 0-29860)

** Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 1999 (Commission File No.  0-29860)

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: June 24, 2002

SKYEPHARMA PLC
(Registrant)

By:	/s/ Donald Nicholson
_________________________________
Name: Donald Nicholson Title: Finance Director

SKYEPHARMA PLC
REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of SkyePharma PLC

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, of total recognized gains and losses and of movements in shareholders’ funds present fairly, in all material respects, the financial position of SkyePharma PLC and its subsidiaries at December 31, 2001 and 2000 and the results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with generally accepted accounting principles in the United Kingdom. These financial statements are the responsibility of the Company’s Directors; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net loss expressed in pounds sterling for the years ended December 31, 2001, 2000 and 1999 and the determination of consolidated shareholders funds and financial position also expressed in pounds sterling at December 31, 2001 and 2000 to the extent summarized in Note 31 to the Consolidated Financial Statements.

PricewaterhouseCoopers
London,
United Kingdom

April 9, 2002

(Except for information in Note 29 for which the date is June 24, 2002)

SKYEPHARMA PLC

Consolidated Income Statements

		Year to December 31, 1999		Year to December 31, 2000		Year to December 31, 2001

	Notes	£’000		£’000		£’000

Turnover	2	17,739		24,292		46,126
Cost of sales	2	(14,854)		(15,598)		(18,820)

Gross profit		2,885		8,694		27,306
Selling, marketing and distribution expenses		(3,161)		(3,844)		(4,804)
Administration expenses		(12,584)		(12,630)		(16,025)
Research and development expenses		(6,728)		(13,104)		(17,918)
Other operating income	3	—		2,900		6,342

Operating loss	2, 4	(19,588)		(17,984)		(5,099)
Share of operating loss in Joint Venture	12	(48)		—		—
Associated undertaking		—		—		(578)

Loss on ordinary activities before interest and taxation		(19,636)		(17,984)		(5,677)
Reversal of provision for loss on disposal of fixed asset investment	12	381		—		—
Interest receivable	6	1,364		1,806		1,251
Interest payable	7	(1,391)		(3,508)		(4,951)

Loss on ordinary activities before taxation		(19,282)		(19,686)		(9,377)
Taxation	8	(132)		(4)		(75)

Retained loss		(19,414)		(19,690)		(9,452)

Basic and diluted loss per Ordinary Share	9	(4.2	)p	(3.9	)p	(1.8	)p

There was no material difference between the loss on ordinary activities before taxation and historic cost loss before taxation for these periods. All results represent continuing activities.

See Notes to the Consolidated Financial Statements.

SKYEPHARMA PLC

Consolidated Balance Sheets

		December 31, 2000	December 31, 2001
	Notes	£’000	£’000

Fixed assets
Intangible assets	10	72,086	98,228
Tangible assets	11	40,288	44,952
Investments	12	—	14,211

		112,374	157,391

Current assets
Stock	13	1,636	2,278
Debtors	14	6,937	14,022
Cash and short-term bank deposits		42,878	26,892

		51,451	43,192

Creditors: amounts falling due within one year	15	(20,541)	(35,188)

Net current assets		30,910	8,004

Total assets less current liabilities		143,284	165,395
Creditors: amounts falling due after more than one year
Other creditors	16	(14,667)	(12,220)
Convertible bonds due June 2005	17	(57,546)	(57,962)

		(72,213)	(70,182)

		71,071	95,213

Provisions for liabilities and charges
Deferred consideration	18	2,008	—
Other	18	111	68

		2,119	68

Capital and reserves
Share capital	22	54,132	58,402
Share premium	24	261,569	287,357
Currency translation reserve	24	(1,427)	(1,399)
Shares and warrants to be issued	23	4,985	10,617
Other reserves	24	11,212	10,720
Profit and loss account	24	(261,519)	(270,552)

Shareholders’ funds
Attributable to equity interests		46,332	72,525
Attributable to non-equity interests		22,620	22,620

		68,952	95,145

		71,071	95,213

For details of contingent liabilities and commitments, see Notes 20 and 21 to Consolidated Financial Statements.

See Notes to the Consolidated Financial Statements.

SKYEPHARMA PLC

Consolidated Cash Flow Statements

		Year to December 31, 1999	Year to December 31, 2000	Year to December 31, 2001
	Notes	£’000	£’000	£’000

Net cash (outflow)/inflow from operating activities	(b)	(15,139)	(9,312)	5,909
Returns on investments and servicing of finance
Interest received		1,449	1,297	2,741
Interest paid		(1,337)	(2,941)	(4,370)
Interest element of finance lease payments		(92)	(232)	(170)

		20	(1,876)	(1,799)

Taxation		(194)	(8)	(75)

Capital expenditure and financial investment
Purchase of intangible fixed assets		(4,029)	(7,180)	(310)
Purchase of tangible fixed assets		(7,820)	(8,470)	(7,673)
Purchase of fixed asset investments		—	—	(8,273)
Proceeds from sale of fixed asset investment		381	—	—

		(11,468)	(15,650)	(16,256)

Acquisitions	(d)
Purchase of subsidiary undertakings		(2,998)	—	(4,118)
Net cash acquired with subsidiary		48	—	5,436

		(2,950)	—	1,318

Cash outflow before use of liquid resources and financing		(29,731)	(26,846)	(10,903)

Management of liquid resources
Net decrease/(increase) in amounts held on short-term bank deposit	(a)	19,989	(21,641)	14,668

Financing
Issue of Ordinary Share capital		5,038	2,088	468
Issue of convertible bonds		—	59,400	—
Expenses of convertible bond issue		—	(2,022)	—
Debt due within one year:
Increase in borrowings		—	1,187	—
Repayment of loans		(460)	(2,846)	(4,502)
Debt due beyond one year:
Increase in borrowings		2,998	—	—
Repayment of loans		(1,357)	(1,226)	(85)
Lease payment received under sale and leaseback transaction		2,999	—	—
Repayment of capital element of finance lease payments		(944)	(891)	(772)

		8,274	55,690	(4,891)

(Decrease)/increase in cash	(a)	(1,468)	7,203	(1,126)

SKYEPHARMA PLC
Notes to the Consolidated Cash Flow Statement

(a) Reconciliation of movements in net debt (Note (c))

	Year to December 31, 1999 £’000	Year to December 31, 2000 £’000	Year to December 31, 2001 £’000

(Decrease)/increase in cash in the year	(1,468)	7,203	(1,126)
Cash (inflow)/outflow from change in debt and lease financing	(3,236)	3,776	5,359
Cash (inflow)/outflow from change in liquid resources	(19,989)	21,641	(14,668)
Issue of convertible debt	—	(57,378)	—

Change in net debt resulting from cash flows	(24,693)	(24,758)	(10,435)
Loans and finance leases acquired with subsidiary	(5,187)	—	—
Short-term bank deposits acquired with subsidiary	3,223	—	—
Issue of loan note	(6,008)	(2,307)	—
New finance leases	(34)	—	—
Conversion of debentures	2,337	103	—
Debenture interest	(116)	—	—
Expenses of convertible bonds	—	(167)	(416)
Translation differences	921	(907)	(21)

Movement in net debt in the year	(29,557)	(28,036)	(10,872)
Net funds/(debt) at beginning of the year	21,303	(8,254)	(36,290)

Net debt at end of the year	(8,254)	(36,290)	(47,162)

Net funds/(debt) is defined as cash and liquid resources less borrowings.

(b) Reconciliation of group operating loss to net cash outflow from operating activities

	Year to December 31, 1999 £’000	Year to December 31, 2000 £’000	Year to December 31, 2001 £’000

Group operating loss	(19,588)	(17,984)	(5,099)
Depreciation	3,842	3,945	4,778
Amortization	1,540	3,339	3,824
Decrease/(increase) in stock and work in progress	325	(426)	(642)
(Increase)/decrease in debtors	(1,627)	3,247	(7,478)
Increase in deferred income	—	—	11,690
Increase/(decrease) in other creditors	1,124	(1,283)	1,688
Decrease in provisions	(755)	(150)	(2,051)
Other	—	—	(801)

Net cash (outflow)/inflow from operating activities	(15,139)	(9,312)	5,909

SKYEPHARMA PLC
Notes to the Consolidated Cash Flow Statement (continued)

(c) Analysis of net funds/(debt)

	At January 1, 1999 £’000	Cash flow £’000	Acquisitions (excl cash & overdrafts) £’000	Non-cash changes £’000	Exchange movement £’000	At December 31, 1999 £’000

Cash at bank and in hand	3,983	(296)	—	—	(222)	3,465
Overdrafts	(1,917)	(1,172)	—	—	280	(2,809)
Short-term bank deposits	26,942	(19,989)	3,223	—	33	10,209

	29,008	(21,457)	3,223	—	91	10,865
Debt due within one year	(1,234)	460	(1,751)	(2,002)	103	(4,424)
Debt due after one year	(6,020)	(1,641)	(2,404)	(1,785)	545	(11,305)
Finance leases	(451)	(2,055)	(1,032)	(34)	182	(3,390)

	(7,705)	(3,236)	(5,187)	(3,821)	830	(19,119)

	21,303	(24,693)	(1,964)	(3,821)	921	(8,254)

	At January 1, 2000 £’000	Cash flow £’000	Acquisitions (excl cash & overdrafts) £’000	Non-cash changes £’000	Exchange movement £’000	At December 31, 2000 £’000

Cash at bank and in hand	3,465	7,014	—	—	290	10,769
Overdrafts	(2,809)	189	—	—	(228)	(2,848)
Short-term bank deposits	10,209	21,641	—	—	259	32,109

	10,865	28,844	—	—	321	40,030
Debt due within one year	(4,424)	1,659	—	(3,055)	(411)	(6,231)
Debt due after one year	(11,305)	(56,152)	—	684	(768)	(67,541)
Finance leases	(3,390)	891	—	—	(49)	(2,548)

	(19,119)	(53,602)	—	(2,371)	(1,228)	(76,320)

	(8,254)	(24,758)	—	(2,371)	(907)	(36,290)

	At January 1, 2001 £’000	Cash flow £’000	Acquisitions (excl cash & overdrafts) £’000	Non-cash changes £’000	Exchange movement £’000	At December 31, 2001 £’000

Cash at bank and in hand	10,769	(1,502)	—	—	184	9,451
Overdrafts	(2,848)	376	—	828	26	(1,618)
Short-term bank deposits	32,109	(14,668)	—	—	—	17,441

	40,030	(15,794)	—	828	210	25,274

Debt due within one year	(6,231)	4,502	—	(2,936)	(127)	(4,792)
Debt due after one year	(67,541)	85	—	1,692	(159)	(65,923)
Finance leases	(2,548)	772	—	—	55	(1,721)

	(76,320)	5,359	—	(1,244)	(231)	(72,436)

	(36,290)	(10,435)	—	(416)	(21)	(47,162)

Cash at bank and in hand and short-term deposits are aggregated on the balance sheet. Debt includes a secured mortgage and convertible bonds. Other non-cash changes in 2001 relate to the amortization of the issue costs on the convertible bonds and transfers between categories.

SKYEPHARMA PLC
Notes to the Consolidated Cash Flow Statement (continued)

(d)    Purchase of subsidiary undertakings

	Year to December 31, 1999 £’000	Year to December 31, 2000 £’000	Year to December 31, 2001 £’000

Net assets acquired	3,378	—	5,935
Goodwill	32,306	—	29,901

Net consideration	35,684	—	35,836

Satisfied by:
Shares issued/allocated	32,686	—	29,536
Shares to be issued/allocated	—	—	5,780
Cash	—	—	3,528
Expenses relating to the transaction	2,998	—	590
Deferred consideration	—	—	—
Demand notes	—	—	(3,598)

	35,684	—	35,836

Cash consideration	—	—	(3,528)
Expenses relating to transaction	(2,998)	—	(590)
Net cash acquired with subsidiary	48	—	5,436

Net cash outflow on purchase of subsidiary	(2,950)	—	1,318

     During year ended December 31, 1999 SkyePharma Inc. contributed £7.8 million to the Group’s net cash outflow from operating activities and utilised £0.6 million for capital expenditure.

     Part of the consideration for the purchase of RTP Pharma Inc. comprised shares (see Note 25 Acquisitions).

SKYEPHARMA PLC

Statement of Total Recognized Gains and Losses

	Year to December 31, 1999 £’000	Year to December 31, 2000 £’000	Year to December 31, 2001 £’000

Loss attributable to shareholders	(19,414)	(19,690)	(9,452)
Net currency translation effect
Group	(2,220)	758	28
Share of Joint Venture	(627)	—	—

	(2,847)	758	28
Lapse of warrants	—	—	271

Total recognized gains and losses for the year	(22,261)	(18,932)	(9,153)

     As described in Note 22b Class ‘C’ Warrants relating to the debenture issue lapsed during the year. The fair value of the Warrants at issue of £271,000 has been transferred from non-distributable reserves to retained profits. The lapse of warrants represents a transfer of value from the Warrant holders to existing shareholders. In accordance with FRS4, this is shown as a recognized gain, although total shareholders’ funds remain unchanged.

SKYEPHARMA PLC

Reconciliation of Movement in Shareholders’ Funds

	Year to December 31, 1999 £’000	Year to December 31, 2000 £’000	Year to December 31, 2001 £’000

Shareholders’ funds at the beginning of the year	6,235	72,057	68,952

Total recognized gains and losses for the year	(22,261)	(18,932)	(9,153)
Reinstatement on dissolution of joint venture of goodwill previously written—off to reserves	5,760	—	—
Goodwill adjustments on deferred consideration	8,900	3,618	148
Equity shares issued/allocated, net of expenses	41,573	22,581	30,058
Non-equity shares issued, net of expenses	—	22,620	—
Increase/(decrease) in shares and warrants to be issued	40,750	(29,528)	5,780
Revaluation of shares and warrants to be issued	(8,900)	(3,618)	(148)
Issue of warrants	—	154	—
Exercise of warrants	—	—	(56)
Lapse of warrants	—	—	(436)

Net movement in the year	65,822	(3,105)	26,193

Shareholders’ funds at the end of the year	72,057	68,952	95,145

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements

1    Accounting Policies
     Accounting convention and presentation
     The financial statements have been prepared under the historical cost convention and in accordance with applicable UK accounting standards. The principal accounting policies, which have been applied consistently, are set out below. The results for the year all relate to continuing operations. The financial statements have been prepared on a going concern basis.

     New accounting policies and requirements
     The Group has implemented the transitional disclosure requirements of Financial Reporting Standard 17 ‘Retirement Benefits’. The FRS adopts a market value approach to the measurement of retirement benefits and requires expanded disclosures. The Standard does not require implementation of the change in measurement approach until 2003.

     The Group has implemented FRS18 ‘Accounting Policies’. The FRS updates an existing standard and provides new guidance. It has not had any effect on the results for the period or required any restatement of prior year comparatives.

     Consolidation
     The consolidated financial information includes the financial statements for the Company, its subsidiary undertakings and the Group’s share of the net assets and results of associated undertakings. Intra-group sales and profits are eliminated fully on consolidation. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to the date of their sale or from their date of acquisition respectively. The share of results of associated undertakings sold or acquired are included in the consolidated profit and loss account up to the date of their sale or from their date of acquisition respectively.

     Investments which are held for the long-term and where the Group exercises joint control are accounted for using the gross equity method. Where the Group has certain contractual agreements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own, they are accounted for as a joint arrangement. The Group includes its share of the assets, liabilities and cash flows in such joint arrangements measured in accordance with the terms of each arrangement which is usually pro-rata to the Group’s interest in the joint arrangement.

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

     Revenue recognition
     Turnover comprises contract development, manufacturing and distribution, and royalty income. Contract development income represents amounts invoiced to customers for services rendered under development contracts including milestone payments and technology access fees. Contract revenue is recognized when earned and non-refundable, and when there are no future obligations pursuant to the revenue, in accordance with the contract terms. Refundable contract revenue is treated as deferred until such time as it is no longer refundable. Manufacturing and distribution revenues principally comprise contract manufacturing fees invoiced to third parties, non-contract manufacturing revenues under a collaboration agreement with Chiron Corporation, plus other contract manufacturing revenue and income from product sales. Royalty income represents income earned as a percentage of product sales. Advance royalties received are treated as deferred income until earned, when they are recognized as income.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

1    Accounting Policies (continued)
     Research and development costs
     Research costs are charged as an expense in the period in which they are incurred. Development costs are also recognized as an expense in the period in which they are incurred, unless all of the criteria are met for asset recognition. The major asset recognition criteria include: the ability to clearly define the product or process, demonstration of its technical feasibility and that a market for it exists. Development costs recognized as an asset do not exceed the probable net amount to be recovered in marketing the product or process and they are amortized over the estimated economic life.

     Financial Instruments
     The Group uses derivative financial instruments to hedge its exposure to fluctuations in interest and foreign exchange rates. Specifically, the Group uses interest rate swaps, forward currency contracts and currency options. Receipts and payments on interest rate swaps are recognized on an accruals basis, over the life of the swap, as an adjustment to interest payable. Gains and losses on forward currency contracts and currency options are not recognized until the period that the foreign currency exposure is recognized. Option premia are deferred in the balance sheet and recognized upon the maturity of the option agreement.

     Foreign currencies
     Foreign currency transactions by Group companies are recorded in local currency at the exchange rate ruling on the date of transaction. Assets and liabilities expressed in foreign currencies are translated into sterling at the exchange rates ruling at the balance sheet date. Exchange differences which relate to the translation of net assets of overseas companies are taken directly to reserves. All other foreign exchange differences are taken to the profit and loss account in the year in which they arise. The Group uses the average of exchange rates prevailing during the year to translate the results of overseas subsidiaries into sterling and year-end rates to translate the net assets of those undertakings.

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

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

1    Accounting Policies (continued)
     Intangible fixed assets
     Intangible fixed assets comprise goodwill, intellectual property and capitalized development costs. Goodwill, both positive and negative, being the difference between the purchase consideration in subsidiary undertakings and the Group’s share of the fair value of the net assets acquired, is capitalized and amortized over a period of 20 years or less in line with the Directors’ view of its useful economic life. Prior to the introduction of FRS 10, the policy adopted was to write off goodwill to reserves. As permitted by FRS 10 goodwill written off to reserves in previous years has not been reinstated on the balance sheet and adjustments to such goodwill have been taken directly to reserves. Goodwill previously written off to reserves is charged to the profit and loss account in the event of disposal of the related business.

     Intellectual property comprises acquired patents, trademarks, know-how and other similarly identified rights. These are recorded at their fair value at acquisition date and are amortized in equal instalments over their estimated economic lives, from the date when the transfer of technology is complete. The period over which the Group expects to derive economic benefits does not exceed 20 years. Costs associated with internally developed intellectual property are generally treated as research and development costs. Development costs are recognized under the criteria stated above.

     Fixed asset investments
     Group fixed asset investments are recorded at Directors’ valuation, less provision for impairment. In addition, the Company has fixed asset investments relating to equity and loan investments in subsidiaries.

     Impairment of fixed assets
     The carrying values of fixed assets are reviewed for impairment when there is an indication that the assets may be impaired. First year impairment reviews are conducted for acquired goodwill and intangible assets. Impairment is determined by reference to the higher of net realizable value and value in use, which is measured by reference to discounted future cash flows. Any provision for impairment is charged to the profit and loss account in the year concerned.

     Employee share plans
     Incentives in the form of shares are provided to employees under share option and share award schemes. In respect of award schemes the Group provides finance to an employee share ownership trust to purchase company shares on the open market to meet the Group’s obligation to provide shares when employees exercise their award. The difference between the purchase price of the shares and the exercise price of the award is charged, or credited, to the profit and loss account over the periods of service in respect of which the award was granted.

     The costs of running the employee share ownership trust are charged to the profit and loss account as they accrue.

     Shares held by the employee share ownership trust are accounted for as fixed asset investments at cost less accrual for costs charged.

     Stock and work-in-progress
     Stock and work-in-progress are valued at the lower of cost and net realizable value and calculated using the first-in, first-out basis.

     Liquid resources
     Liquid resources comprise short-term bank and commercial deposits with a maturity of less than one year.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

1    Accounting Policies (continued)
     Deferred consideration
     The provision for deferred consideration comprises the fair value of contingent consideration arising from acquisitions. The eventual outcome is subject to the Group’s future performance and certain contractual terms. The provision is reviewed annually by the Directors and changes to the estimated fair value of the contingent consideration are recorded as an adjustment to goodwill or the underlying asset value. Where the effect of the time value of money is material the provision is reflected at its present value and the interest element arising on discounting the liability is recorded as interest payable in the profit and loss account as it unwinds.

     Deferred taxation
     Deferred taxation is provided on timing differences using the liability method where it is probable that tax liabilities or assets will crystallize within the foreseeable future.

     Leased and hired assets
     Leasing agreements which transfer to the Group substantially all of the risks and rewards of ownership of an asset are treated as finance leases, as if the asset had been purchased outright. The assets are included in tangible fixed assets and the capital element of amounts owed to the finance company at the balance sheet date is included in creditors as amounts falling due either within or after more than one year. Repayments are treated as consisting of both capital and interest with the interest element being charged to the profit and loss account in proportion to the outstanding obligations. Payments under operating leases and short-term hire contracts are charged to profit and loss account as they fall due.

     Pension costs
     The costs of the Group’s defined contribution pension arrangements are charged to the income statement in the year to which they relate. The costs of the Group’s defined benefits scheme are charged to the income statement on a systematic basis allowing for the expected pension cost over the service lives of employees, based on actuarial advice.

     Convertible debt
     On issue, convertible debt is stated at the amount of net proceeds after deducting issue costs. On conversion the amount recognized in shareholders’ funds in respect of the shares issued is equal to the carrying value at the date of conversion. Interest payable on convertible debt is calculated to unwind the issue costs and any discount on issue at a constant rate over the term of the debt.

2    Segmental Analysis
     SkyePharma’s strategy is to be a provider of integrated drug delivery services to the pharmaceutical industry, providing a full complement of drug delivery products and services ranging from formulation and development through to commercial manufacturing. As such SkyePharma’s operations represent a single business segment, pharmaceuticals, served by a range of drug delivery technologies and services.

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

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

2     Segmental Analysis (continued)
(a)  Turnover

	Year to December 31,	Year to December 31,	Year to December 31,
	1999 £’000	2000 £’000	2001 £’000

By class of business:
Pharmaceuticals
Contract development, including milestone payments	9,045	16,805	38,236
Manufacturing & distribution	4,597	3,476	6,422
Royalties receivable	4,097	4,011	1,468

Total and consolidated	17,739	24,292	46,126

Contract development split:
R&D costs recharged	6,078	4,808	9,857
Milestone payments	2,967	11,997	28,379

	9,045	16,805	38,236

By location of customer:
U.K.	2,237	13,178	21,411
Continental Europe	10,812	6,095	16,511
U.S.A.	4,590	4,284	5,482
Rest of the world	100	735	2,722

Total and consolidated	17,739	24,292	46,126

By location of operation:
Continental Europe	14,219	22,646	30,268
U.S.A.	3,520	1,646	15,858

Total and consolidated	17,739	24,292	46,126

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

2 Segmental Analysis (continued)

(b) Cost of sales

	Year to December 31, 1999	Year to December 31, 2000	Year to December 31, 2001
	£’000	£’000	£’000

By class of business:
Pharmaceuticals
Contract development	(5,780)	(6,986)	(7,917)
Manufacturing and distribution	(8,241)	(7,073)	(10,331)
Royalties payable	(833)	(1,539)	(572)

Total and consolidated	(14,854)	(15,598)	(18,820)

(c) Operating Loss

	Year to December 31, 1999	Year to December 31, 2000	Year to December 31, 2001
	£’000	£’000	£’000

By class of business:
Pharmaceuticals	(19,588)	(17,984)	(5,099)

Total and consolidated	(19,588)	(17,984)	(5,099)

By location of operation:
U.K.	(4,733)	(5,291)	(6,840)
Continental Europe	(4,776)	973	6,985
U.S.A.	(10,079)	(13,666)	(5,205)
Canada	—	—	(39)

Total and consolidated	(19,588)	(17,984)	(5,099)

(d) Total assets and net assets

	Total assets		Net assets

	December 31, 2000	December 31, 2001	December 31, 2000	December 31, 2001
	£’000	£’000	£’000	£’000

By class of business:
Pharmaceuticals	163,825	200,583	68,952	95,145

By location of operation:
U.K.	30,340	65,639	95,764	136,410
Continental Europe	60,097	62,032	(67,138)	(74,268)
U.S.A.	73,388	62,395	40,326	27,425
Canada	—	10,517	—	5,578

Total and consolidated	163,825	200,583	68,952	95,145

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

2 Segmental Analysis (continued)

(e) Capital expenditure

	Year to December 31, 1999	Year to December 31, 2000	Year to December 31, 2001
	£’000	£’000	£’000

By class of business:
Pharmaceuticals	7,656	8,736	7,646

(f) Depreciation & amortization

	Year to December 31, 1999	Year to December 31, 2000	Year to December 31, 2001
	£’000	£’000	£’000

By class of business:
Pharmaceuticals	5,382	7,281	8,602

(g) Long lived assets

	Year to December 31, 2000	Year to December 31, 2001
	£’000	£’000

By location of operation:
U.K.	214	38,645
Continental Europe	52,477	49,820
U.S.A.	59,683	64,967
Canada	—	3,959

	112,374	157,391

3 Other operating income

     During the year £11.0 million ($16.0 million) (2000: £2.9 million ($4.4 million)) was received from Paul Capital Royalty Acquisition Fund, LP (‘PCRAF’) to develop DepoMorphine. Of this £6.3 million ($9.1 million) (2000: £2.9 million ($4.4 million)) has been recognized as other operating income and the remaining £4.7 million ($6.9 million) (2000: £nil) deferred. Under the agreement, PCRAF will provide a total of $30 million between 2000 and 2002, to fund the clinical development and regulatory submission of DepoMorphine, in return for the sale of a portion of future royalty and revenue streams from DepoMorphine, Xatral OD, Solaraze and DepoCyt. Between January 2003 and December 2014, PCRAF will receive 15% of the annual royalties and revenues from the stated products, up to an agreed ceiling. Once the predetermined ceiling is reached, the percentage participation will fall to 3% for the remainder of the period until 31 December 2014.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

4 Operating Loss

     Operating loss is stated after charging:

	Year to December 31, 1999	Year to December 31, 2000	Year to December 31, 2001
	£’000	£’000	£’000

Auditors remuneration
– audit of SkyePharma PLC	39	64	93
– audit of subsidiary undertakings-overseas	101	117	101
Fees to auditors for other work
– auditors’ U.K. firm	307	222	499
– auditors’ overseas firms	141	312	240
Depreciation of tangible fixed assets
– owned assets	3,508	3,501	4,343
– assets held under finance leases	334	441	435
Amortization of intangible fixed assets
– amortization of goodwill	1,211	2,099	2,341
– amortization of intellectual property	329	1,082	1,282
Research and development expenses
– current year expenditure	6,728	13,104	17,918
– amortized from deferred expenditure	—	158	201
Operating lease rentals
– hire of plant and machinery	1,844	2,593	3,486
– other	486	373	439

     It is the Group’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where their expertise and experience with the Group are important, principally tax advice and due diligence reporting on acquisitions, or where they are awarded assignments on a competitive basis. During the year PricewaterhouseCoopers earned the following fees from the Group:

	Year to December 31, 1999	Year to December 31, 2000	Year to December 31, 2001
	£’000	£’000	£’000

Due diligence and other audit-related work	152	159	215
Tax advice	230	231	297
Accounting advice and regulatory returns	66	144	227

Total non-audit fees	448	534	739

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

5 Employees

	Year to December 31, 1999	Year to December 31, 2000	Year to December 31, 2001
	£’000	£’000	£’000

Employment costs
Wages and salaries	11,559	13,506	15,502
Social security costs	1,815	2,011	2,451
Pension costs	469	532	822

	13,843	16,049	18,775

     The average number of persons employed by the Group during the year was as follows:

	Year to December 31, 1999	Year to December 31, 2000	Year to December 31, 2001
	Number	Number	Number

Pharmaceuticals	354	373	411

Directors’ Remuneration

     The tables below set out details of the Directors’ aggregate emoluments and pension contributions for the years ended December 31, 1999, 2000 and 2001.

	Base Salary & Fees	Benefits	Bonuses	Total
Year to December 31, 1999	£’000	£’000	£’000	£’000

Executive Directors
I R Gowrie-Smith (Executive Chairman)	350	22	60	432
M Ashton	300	60	51	411
D Nicholson	150	10	37	197

	800	92	148	1,040

Non-Executive Directors
Sir M G Beavis	25	—	—	25
Dr J Gonella	25	—	—	25
R S Harris	25	—	—	25
D J Lees (to 19 May 1999)	10	—	—	10
Dr K Mansford	25	—	—	25
Dr T Rinderknecht	37	—	—	37
N W Wray	25	—	—	25
W Zeller	37	—	—	37

	209	—	—	209

	1,009	92	148	1,249

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

5 Employees (continued)
	Fees and Salary	Benefits	Bonuses	Total
Year to December 31, 2000	£’000	£’000	£’000	£’000

Executive Directors
I R Gowrie-Smith (Executive Chairman)	376	20	60	456
M Ashton	323	59	52	434
D Nicholson	161	10	26	197

	860	89	138	1,087

Non-Executive Directors
Sir M G Beavis	25	—	—	25
Dr J Gonella	25	—	—	25
R S Harris	25	—	—	25
D J Lees (to 19 May 1999)	—	—	—	—
T Howson (from 28 September 2000)	6	—	—	6
A N Karabelas (from 30 November 2000)	2	—	—	2
Dr K Mansford	25	—	—	25
Dr T Rinderknecht (to 3 November 2000)	33	—	—	33
N W Wray (to 30 November 2000)	21	—	—	21
W Zeller	37	—	—	37

	199	—	—	199

	1,059	89	138	1,286

	Fees and Salary	Benefits	Bonuses	Total
Year to December 31, 2001	£’000	£’000	£’000	£’000

Executive Directors
I R Gowrie-Smith (Executive Chairman)	406	20	134	560
M Ashton	350	58	115	523
D Nicholson	180	10	70	260

	936	88	319	1,343

Non-Executive Directors
Sir M G Beavis	30	—	—	30
Dr J Gonella (to June 6, 2001)	11	—	—	11
R S Harris	28	—	—	28
T Howson (from September 28, 2000 to November 26, 2001)	71	—	—	71
A N Karabelas (from November 30, 2000)	28	—	—	28
Dr K Mansford	28	—	—	28
Dr T Rinderknecht (to November 3, 2000)	—	—	—	—
N W Wray (to November 30, 2000)	—	—	—	—
W Zeller	37	—	—	37

	233	—	—	233

	1,169	88	319	1,576

     The emoluments of Dr T Rinderknecht and W Zeller include remuneration in respect of their capacity as Non-executive Directors of subsidiary companies. The emoluments of T Howson include remuneration in respect of consulting on business development during the year. Benefits for M  Ashton include a living allowance and school fees.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

5 Employees (continued)
Pensions
     Contributions made to defined contribution pension schemes on behalf of the Directors are set out below:

	Year to December 31,	Year to December 31,	Year to December 31,
	1999	2000	2001
	£’000	£’000	£’000

I R Gowrie-Smith	44	47	51
M Ashton	37	40	44
D Nicholson	19	20	23

	100	107	118

Directors’ Interests
     The following tables set out the interests of Directors (including the interests of their immediate families and persons connected with the Directors) as at December 31, 1999, December 31, 2000 and December 31, 2001. All interests are beneficial unless otherwise stated in the notes to the table.

Number of ordinary shares	December 31, 1999	December 31, 2000	December 31, 2001

I R Gowrie-Smith	37,122,972	25,122,972	25,122,972
Dr J Gonella (to June 6, 2001)	90,472,890	96,472,890	—
M Ashton	110,000	110,000	110,000
D Nicholson	137,000	137,000	137,000
Sir M G Beavis	172,000	172,000	172,000
R S Harris	46,500	46,500	101,500
Dr K Mansford	16,000	16,000	16,000
Dr T Rinderknecht (to November 3, 2000)	5,785,065	—	—
N W Wray (to November 30, 2000)	8,367,560	—	—
W Zeller	55,000	55,000	55,000

	142,284,987	122,132,362	25,714,472

     In addition to the interests shown above at December 31, 2001, Mr I R Gowrie-Smith had a beneficial interest in 20,000 convertible bonds and Dr A N Karabelas had a beneficial interest in 2,000 American Depository Receipts, all issued by the Company.

     Interests in the Ordinary Shares, Deferred ‘A’ Shares and Deferred ‘B’ Shares held by Dr  J  Gonella and T Howson at December 31, 2001 are not shown as they ceased to be a Director during the year.

Number of ‘B’ warrants	December 31, 1999	December 31, 2000	December 31, 2001

I R Gowrie-Smith	19,797,143	19,797,143	19,797,143
Sir M G Beavis	84,000	84,000	84,000
N W Wray (to November 30, 2000)	1,589,510	—	—

	21,470,653	19,881,143	19,881,143

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

5 Employees (continued)

Ordinary Options over shares of 10 pence each	January 1, 2001	Granted	December 31, 2001	Exercise price	Date from which options can be exercised	Expiry date

I R Gowrie-Smith	1,234,568	—	1,234,568	81.0p	12-06-99	12-06-06
	575,539	—	575,539	69.5p	04-19-02	04-19-09
	—	1,008,313	1,008,313	80.6p	06-12-04	06-12-11
M Ashton	639,077	—	639,077	93.0p	03-31-01	03-31-08
	871,451	—	871,451	69.5p	04-19-02	04-19-09
	—	868,486	868,486	80.6p	06-12-04	06-12-11
D Nicholson	533,333	—	533,333	75.0p	04-29-99	04-29-06
	86,022	—	86,022	93.0p	03-31-01	03-31-08
	172,662	—	172,662	69.5p	04-19-02	04-19-09
	—	446,650	446,650	80.6p	06-12-04	06-12-11

Super Options over shares of 10 pence each	January 1, 2001	Granted	December 31, 2001	Exercise price	Date from which options can be exercised	Expiry date

I R Gowrie-Smith	2,385,009	—	2,385,009	56.67p	05-25-04	05-25-09
M Ashton	2,044,293	—	2,044,293	56.67p	05-25-04	05-25-09
D Nicholson	1,022,147	—	1,022,147	56.67p	05-25-04	05-25-09

     The above options are granted to Directors under the terms of the SkyePharma Executive Share Option Scheme, the European and North American Scheme and the SkyePharma PLC 1999 Share Option Scheme described in Note 22.

     As at December 31, 2001, none of the Directors had any interests in shares of any other Group company. The market value of ordinary shares at December 31, 2001 was 61.25 pence. The market value of ordinary shares during 2001 ranged from the lowest closing mid price of 49.0 pence to the highest closing mid price of 108.0 pence.

     The holdings of the Directors have not changed since December 31, 2001 except for the following:

SkyePharma PLC Share Purchase Plan
     As a result of purchases on February 28, 2002 and March 28, 2002 by the SkyePharma PLC Share Purchase Plan (an Inland Revenue approved all employee share purchase plan), Michael Ashton and Donald Nicholson, Directors of the Company, as trustees of the Plan became the non-beneficial owners of 6,038 Ordinary Shares of the Company.

     Of these shares the Directors of the Company have the following beneficial interests as a result of their personal participation in the Plan:

     Michael Ashton – 385 partnership shares (Ordinary Shares in the Company)

     Donald Nicholson – 385 partnership shares (Ordinary Shares in the Company).

     In accordance with the rules of the Plan these Directors have been awarded Matching Shares on the basis of one Matching Share for each Partnership Share. The beneficial ownership of these Matching Shares will pass to the Directors in three years’ time subject to continued employment and the retention of the underlying Partnership Shares:

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

5 Employees (continued)

     Michael Ashton – 385 Matching Shares (Ordinary Shares in the Company)

     Donald Nicholson – 385 Matching Shares (Ordinary Shares in the Company).

     Partnership Shares were purchased at a price of 61 and 69 pence per share. Matching Shares were awarded at a price of 61 pence and 69 pence per share.

SkyePharma PLC Deferred Share Bonus Plan

     On January 30, 2002, under the new SkyePharma PLC Deferred Share Bonus Plan (the “Plan”), approved by shareholders at the Company’s Annual General Meeting held on June 6, 2001, the Executive Directors and other senior executives (“Plan Members”) have invested 50% of their gross bonus relating to the year 2001 into Ordinary Shares in the Company (the “Executive Shares”). The total net number of Executive Shares allocated on January 30, 2002 to all Plan Members was 300,904 at a price per share of 65.75 pence (the three day average prior to January 30, 2002).

     The Executive Shares for this operation of the Plan have been provided by the Trustees of the SkyePharma PLC General Employee Benefit Trust. Under the rules of the Plan, the Trustees are required to account for any income tax due on the allocation of shares on behalf of the Company. Therefore the actual number of Executive Shares retained by Plan Members is the net number shown below.

     In addition, the Plan provides for the Company to allocate one Matching Share, subject to certain conditions, for every Executive Share (calculated on the gross bonus invested in shares). The conditions are that each Plan Member retains his or her Executive Shares, acquired with their bonus monies, for three years (in the case of the awards detailed here, until January 30, 2005) and that he or she has continuously remained an employee of the Company for those three years. In respect of the following Executive Directors the number of Executive Shares and conditional Matching Shares awarded are as follows:

	Executive Shares	Conditional Matching Shares

I R Gowrie-Smith	61,184	101,973
M Ashton	66,752	87,832
D Nicholson	31,939	53,231

6 Interest Receivable

	Year to December 31, 1999	Year to December 31, 2000	Year to December 31, 2001
	£’000	£’000	£’000

Interest	1,364	1,806	1,215
Share of interest receivable of associate	—	—	36

	1,364	1,806	1,251

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

7 Interest Payable

	Year to December 31, 1999	Year to December 31, 2000	Year to December 31, 2001
	£’000	£’000	£’000

Interest payable on bank loans, overdrafts and other loans:
Repayable within five years, not by installments	242	268	91
Repayable within five years, by instalments	630	715	470
Repayable wholly or partly in more than five years	311	241	360
Finance leases	92	232	170
Interest on convertible debentures	116	—	—
Interest on convertible bonds	—	2,052	3,860

	1,391	3,508	4,951

8 Taxation

     Loss from ordinary activities before taxes, as shown in the consolidated income statements, is analyzed over its component parts as follows:

	Year to December 31, 1999	Year to December 31, 2000	Year to December 31, 2001
	£’000	£’000	£’000

U.K.	234	4,069	1,269
Overseas	(19,516)	(23,755)	(10,646)

	(19,282)	(19,686)	(9,377)

     Taxation charge based on results for the year:

	Year to December 31, 1999	Year to December 31, 2000	Year to December 31, 2001
	£’000	£’000	£’000

Overseas taxation	(57)	(19)	(75)
(Under provision)/over provision in previous years	(75)	15	—

	(132)	(4)	(75)

     There was no deferred tax component in the tax charge for the years presented.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

8 Taxation (continued)

     The Group has estimated total tax losses available to be set off against future taxable profits of £163.9 million (December 31, 2000: £165.5 million, December 31, 1999: £105.0 million). These losses arise primarily in the U.K., Switzerland and the U.S.A. Of the £163.9 million of losses carried forward, £2.0 million expire in 2002, £30.6 million expire between 2003 and 2005, £122.8 million expire from 2006 onwards and £8.5 million of losses may be carried forward indefinitely.

     The above charges reconcile with the applicable U.K. statutory corporation tax rate as follows:

	Year to December 31, 1999%	Year to December 31, 2000%	Year to December 31, 2001%

Statutory U.K. Corporation tax rate	30.3	30.0	30.0
Tax rate differences	9.0	12.0	19.0
Tax losses not recognized as deferred tax assets	(26.1)	(21.9)	(35.0)
Prior year items	(0.4)	0.1	—
Other items not recognized as deferred tax assets	0.2	(35.2)	(14.8)
Other	(13.7)	15.0	—

Effective tax rate	(0.7)	(0.0)	(0.8)

9 Loss per Ordinary Share

	Year to December 31, 1999		Year to December 31, 2000		Year to December 31, 2001

Attributable loss (£’000)	(19,414)		(19,690)		(9,452)
Weighted average number of shares in issue (’000)	467,214		508,228		526,250

Loss per share (pence)	(4.2	)p	(3.9	)p	(1.8	)p

     There is no difference between basic and diluted loss per share since all potential Ordinary Shares including convertible bonds, warrants and options are anti-dilutive.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

10 Intangible Fixed Assets

	Goodwill	Intellectual property	Development costs	Total
	£’000	£’000	£’000	£’000

Cost
At January 1, 2000	32,306	17,836	1,531	51,673
Exchange adjustments	—	1,918	161	2,079
Additions	13,720	10,017	—	23,737

At December 31, 2000	46,026	29,771	1,692	77,489
Exchange adjustments	—	292	24	316
Additions	29,901	433	—	30,334
Lapse of warrants	(165)	—	—	(165)

At December 31, 2001	75,762	30,496	1,716	107,974

Amortization
At January 1, 2000	1,211	484	225	1,920
Exchange adjustments	—	113	31	144
Charge for the year	2,099	1,082	158	3,339

At December 31, 2000	3,310	1,679	414	5,403
Exchange adjustments	—	13	3	16
Charge for the year	2,341	1,282	201	3,824
Transfer on acquisition of subsidiary interest	503	—	—	503

At December 31, 2001	6,154	2,974	618	9,746

Net book value at December 31, 2000	42,716	28,092	1,278	72,086

Net book value at December 31, 2001	69,608	27,522	1,098	98,228

     On April 4, 2000 the Company announced that the final contingent payment on the acquisition of DepoTech had been triggered following the signing of a contract to utilize DepoFoam technology for a macromolecule. As a result 12.1 million shares were issued on April 20, 2000 at a value of £13.3 million.

     In connection with the acquisition of DepoTech, the Company agreed that outstanding warrants to purchase DepoTech common stock on the effective date of the merger would become warrants to purchase the Company’s Ordinary Shares. Following the issue of shares on April 25, 2000, the former DepoTech shareholders became entitled to a further 458,144 warrants with a value of £0.2 million.

     Taking into account the final payments above, the total consideration paid on the acquisition of DepoTech was £49.4 million.

     Significant additions to intellectual property during 2000 comprised £5.9 million ($9 million) paid to Bioglan for certain exclusive development and commercial rights in relation to new products from the Crystalip and DermaStick technologies and also the right to develop with Bioglan two new products in the ES-Gel system, £2.3 million ($3.5 million) capitalized on the Chiron loan note (see Note 16 Creditors: Amount falling due after more than one year) and an additional Cdn$1.3 million paid to the receiver of Hyal (see Note 12: Investments and Joint Venture).

     The acquisition of RTP gave rise to goodwill of £29.9 million in 2001 (see Note 25 – Acquisitions).

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

11 Tangible Fixed Assets

	Land and buildings £’000	Laboratory equipment and machines £’000	Assets in the course of construction £’000	Office and other equipment £’000	Motor vehicles £’000	Total £’000

Cost
At January 1, 2000	23,439	14,659	1,105	2,613	277	42,093
Exchange adjustments	851	1,092	171	176	15	2,305
Additions	330	5,113	2,334	930	29	8,736
Disposals	—	(277)	(1)	(76)	—	(354)

At December 31, 2000	24,620	20,587	3,609	3,643	321	52,780
Exchange adjustments	(258)	13	(31)	17	1	(258)
Additions	2,518	4,130	277	643	78	7,646
Acquisitions	384	1,516	—	118	—	2,018
Transfer	1,047	2,162	(2,393)	(816)	—	—
Disposals	—	(8)	—	(69)	(43)	(120)

At December 31, 2001	28,311	28,400	1,462	3,536	357	62,066

Depreciation
At January 1, 2000	3,259	3,477	—	1,370	149	8,255
Exchange adjustments	155	319	—	72	10	556
Disposals	—	(197)	—	(64)	—	(261)
Charge for year	1,407	1,929	—	546	60	3,942

At December 31, 2000	4,821	5,528	—	1,924	219	12,492
Exchange adjustments	(83)	(4)	—	8	—	(79)
Charge for the year	1,358	2,320	—	1,044	56	4,778
Transfer	(886)	1,260	—	(374)	—	—
Disposals	—	(8)	—	(40)	(29)	(77)

At December 31, 2001	5,210	9,096	—	2,562	246	17,114

Net book value at December 31, 2000	19,799	15,059	3,609	1,719	102	40,288

Net book value at December 31, 2001	23,101	19,304	1,462	974	111	44,952

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

11 Tangible Fixed Assets (continued)

     Land and buildings, at net book value, is as follows:

	Year to December 31, 2000	Year to December 31, 2001
	£’000	£’000

Freehold property	17,365	19,084
Long leaseholds	—	384
Short leaseholds	2,434	3,633

	19,799	23,101

     Included in freehold property is an amount of £4,537,000 (December 31, 2000: £4,561,000) in respect of land which is not depreciated.

     Laboratory equipment and machinery include cost of £3,569,000 (December 31, 2000: £3,982,000) and accumulated depreciation of £1,255,000 (December 31, 2000: £1,119,000) in respect of assets held under finance leases and hire purchase contracts.

12 Investments and Joint Venture

	Interest in associate	Unlisted investments	Own shares	Total
	£’000	£’000	£’000	£’000

Cost
At January 1, 2001	—	—	—	—
Additions	—	11,431	790	12,221
Acquisition of RTP Pharma Inc.	25,232	2,228	—	27,460
Net assets	1,914
Goodwill	23,318

Share of losses retained	(39)	—	—	(39)
Transfer on acquisition of subsidiary interest	(25,193)	—	—	(25,193)
Charge for the year	—	—	(238)	(238)

At December 31, 2001	—	13,659	552	14,211

Amortization
At January 1, 2001	—	—	—	—
Charge for the year	503	—	—	503
Transfer on acquisition of subsidiary interest	(503)	—	—	(503)

At December 31, 2001	—	—	—	—

Net book value at December 31, 2000	—	—	—	—

Net book value at December 31, 2001	—	13,659	552	14,211

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

12 Investments and Joint Venture (continued)

Cade Struktur

     On October 28, 1999 SkyePharma completed its acquisition of the tangible assets and intellectual property of Cade Struktur (formerly Hyal Pharmaceutical Corporation) of Mississauga, Ontario for a purchase price of Canadian$14.0 million. Consideration was satisfied by the set-off of Canadian$11.6 million of SkyePharma’s secured and unsecured debt owed by Cade Struktur including the interest due and $2.4 million in cash. In addition, and because Cade Struktur was in receivership at this time, SkyePharma indemnified the receiver to the extent that Canadian$11.6 million exceeded the amount that SkyePharma may ultimately be entitled to receive as a creditor of Cade Struktur. This indemnity was secured by an irrevocable letter of credit open for up to one year in the amount of Canadian$1.0 million.

     During 2000 the letter of credit was called to recover the shortfall in the receivership process. In return, SkyePharma, as one of the creditors of Cade Struktur, was awarded 8,005,038 shares in Cade Struktur representing seven Cade Struktur shares for every dollar shortfall in the process. In addition, SkyePharma acquired the 685,834 shares issued to Meditech Research Limited, another creditor of Cade Struktur, for Canadian$118,000 (£56,000) in 2001. As a result, the total SkyePharma holding at December 31, 2001 is 869,086, following a 10 for 1 share consolidation representing approximately 16.8% of Cade Struktur. Since the shares are not currently traded on a public market there is currently no value attributable to these shares and thus they have been recorded at zero cost.

Astralis

     During the year the Company acquired 200,000 ordinary shares and 1,000,000 series A convertible preferred shares of Astralis Limited, a US company, representing approximately 10.1% of the ordinary share capital assuming conversion, for £7.5 million.

Waratah

     As part of the acquisition of RTP Pharma Inc. (see note 25 – Acquisitions), the Group acquired an investment in Waratah Pharmaceuticals Inc. (‘Waratah’) of Canada, representing approximately 23.2% of the ordinary share capital, with a fair value of £2.2 million at acquisition. In the opinion of the Directors, the Group is not in a position to exercise significant influence over the operating and financial policy of Waratah. As at December 31, 2000 Waratah had net assets of £4.7 million and retained loss of £0.6 million. On January 14, 2002 Waratah merged with Transition Therapeutics Inc. (Transition) and Waratah shareholders were awarded 0.83333 Transition shares for every one share of Waratah held. The total SkyePharma holding is 4,930,814 ordinary shares representing approximately 11.9% of Transition.

Other investments

     The Group has other investments of £3.9 million in a collaborative partner based in the US, representing approximately 14.2% of the ordinary share capital assuming conversion, recorded at Directors’ valuation based on a number of considerations including comparable transactions and discounted future cash flows.

Own shares

     During 2001 the Company established an employee share ownership trust, the SkyePharma PLC General Employee Benefit Trust. The purpose of the trust is to hold shares in the Company, which may subsequently be awarded to Executive Directors and senior executives under the SkyePharma PLC Deferred Share Bonus Plan. Details of this plan are described in Note 5. During 2001, the trust purchased one million shares and 300,904 shares were allocated on January 30, 2002 at a price per share of 65.75 pence (the three day average prior to January 30, 2002). As at December 31, 2001 the trust held one million shares with a nominal value of £100,000 and a market value of £612,500.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

12 Investments and Joint Venture (continued)

Joint Venture

     The Group, through Jago, has a 50% interest in a Joint Venture with Genta Incorporated, a U.S. public biotechnology company, which is based in California.

     The Joint Venture, Genta Jago Technologies BV, was formed in 1992 on a 50/50 basis with Genta. The purpose of the Joint Venture was to develop Geomatrix controlled release formulations of a range of drugs that have lost, or are about to lose, marketing exclusivity or patent protection. Pursuant to a Working Capital Agreement, Genta was obligated to fund the Joint Venture’s operations. For its part, Jago contributed to the Joint Venture licenses to the Geomatrix technologies. All of the development work in respect of the products in the Joint Venture was performed by Jago at its research facility in Switzerland.

     The Joint Venture was structured such that funding from Genta was required to be made in the form of interest bearing Working Capital Loans which were repayable in full in October 1998. If any products in the Joint Venture were successfully developed and commercialized, the Joint Venture was required to repay the outstanding Working Capital Loans to Genta and pay Jago a pre-determined royalty on net sales of such products. Following such payments, all earnings on the Joint Venture were to be shared equally by Jago and Genta.

     In 1996, the Group acquired from the Joint Venture rights to develop what were considered to be the six most commercially viable compounds in the product portfolio of the Joint Venture.

     Over recent years Genta has been unwilling or unable to continue to meet its funding obligations to the Joint Venture. In addition the Joint Venture was not able to repay the Working Capital Loans due in 1998. Consequently, the Group was in negotiations with Genta for some time to resolve outstanding issues and the future operation of the Joint Venture.

     On March 4, 1999 an agreement was signed between SkyePharma PLC and Genta Inc, concerning the future operations of the Joint Venture. Under the terms of this agreement existing balances between the Joint Venture company and the parent companies have been waived. These are principally unpaid development cost invoices due to SkyePharma and the loan notes due to Genta. In addition Genta was released from future funding obligations.

     SkyePharma became responsible for all obligations under existing development and license agreements between the Joint Venture and third parties and SkyePharma is solely responsible for the future development, marketing, distribution, manufacturing and funding of future Joint Venture products.

     The Joint Venture’s share of any future revenues arising from products originating from the Joint Venture will be shared between the parent companies according to a distribution schedule which allows for payment of sums which give recognition to the working capital advances made by Genta before reverting to a 50/50 share. The intent is to ensure that the rights of the parties, pre-existing the agreement, are fully compensated. As such the agreement between the two parent companies will be viewed as a joint arrangement. In future periods the Group will account for its share of any assets, liabilities and cash flows in the joint arrangement according to the agreement set out above.

     For the years ended December 31, 2001 and 2000 there was no profit or loss on operations in the Joint Venture recognized in the financial statements. The net loss arising in the Joint Venture included in the income statement for the year to December 31, 1999 was £48,000.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

12 Investments and Joint Venture (continued)

     At January 1, 1999 the Group held 232,056 unregistered shares in Genta. A provision for loss on disposal amounting to £1,823,000, representing the historical cost of the shares, was made in the year to December 1996, as the shares remained unregistered pending resolution of the future of the Joint Venture. This reduced the carrying value to zero. Subsequent to the March 4, 1999 agreement the necessary steps were taken to enable the Group to dispose of the shares. A profit of £381,000 was realized which is shown as a reversal of the provision of loss on disposal of fixed asset investment.

13 Stock

	December 31, 2000	December 31, 2001
	£’000	£’000

Raw materials and consumables	1,428	896
Work in progress	206	1,313
Finished goods	2	69

	1,636	2,278

     The replacement cost of stock is not materially different from original cost.

14 Debtors

	December 31, 2000	December 31, 2001
	£’000	£’000

Trade debtors	1,118	8,662
Other debtors	1,261	1,829
Royalties receivable	102	168
Prepayments and accrued income	2,914	3,347
Interest receivable	1,542	16

	6,937	14,022

     Trade debtors includes allowance for doubtful accounts amounting to £Nil (December 31, 2000: £Nil).

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

15 Creditors: Amounts Falling Due within One Year

	December 31, 2000	December 31, 2001
	£’000	£’000

Bank overdrafts	2,848	1,618
Bank loans	3,120	1,521
Current portion of secured mortgage (note 16)	165	248
Current portion of Chiron loan note (note 16)	2,946	3,023
Trade creditors	2,836	3,716
Corporation tax	3	3
Other taxation and social security costs	233	1,031
Royalties payable	1,119	1,455
Accrued legal and professional fees	605	1,334
Accrued convertible bond interest	991	1,891
Obligations under hire purchase and finance leases	861	847
Deferred income	—	11,690
Accruals	4,814	6,811

	20,541	35,188

     At December 31, 2001 the Group had a secured overdraft facility of £1.2 million (CHF3 million) with the Basellandschaftliche Kantonalbank. In addition, and included within bank loans, the Kantonalbank has extended a loan of £0.8 million (CHF2 million) and a fixed credit facility of £0.6  million (CHF1.5 million). These loans are renewable annually and bear interest at 6.5% and 6.0% respectively. The overdraft and bank loans are all secured on the assets of Jago with the overdraft and credit facility also guaranteed by SkyePharma PLC.

     At December 31, 2001 the Group also had an overdraft facility with Société Générale of £0.7  million (FF8 million), secured by the trade debtors of SkyePharma Production SAS and guaranteed by SkyePharma PLC, which has now been cancelled.

     At December 31, 2001 the Group had £0.1 million outstanding on a loan payable to the Silicon Valley Bank. The loan is secured upon specific fixed assets of SkyePharma Inc. and is guaranteed by SkyePharma PLC. The loan bears a floating rate of interest set at the U.S. prime rate plus 0.5% and the principal is repayable in monthly instalments until February 2002. As of February 2002 the loan was paid off and the guarantee cancelled.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

16 Creditors: Amounts Falling Due After More Than One Year

	December 31, 2000 £’000	December 31, 2001 £’000

Bank loans	71	—
Secured mortgage	6,197	7,159
Chiron loan note	3,727	802
Accrued rent	2,985	3,385
Convertible bonds due June 2005	57,546	57,962
Obligations under finance leases	1,687	874

	72,213	70,182

Bank and other loans are repayable as follows:
Between one and two years	3,181	1,050
Between two and three years	946	4,179
Between three and four years	3,139	166
Between four and five years	166	166
After five years	2,563	2,400

	9,995	7,961

Obligations under finance leases are repayable as follows:
Between one and two years	842	843
Between two and three years	844	27
Between three and four years	1	4

	1,687	874

     At December 31, 2001 the Group had a property mortgage facility with the Basellandschaftliche Kantonalbank of £7.4 million (CHF18.0 million) of which £0.2 million (CHF0.6 million) is shown within current liabilities. The mortgage is in two tranches, both secured by the assets of Jago, and guaranteed by SkyePharma PLC. The first tranche bears interest at 4.75% and is repayable by instalments over 21 years semi-annually. The second tranche bears interest at 3.0% and is repayable in 2004.

     At December 31, 2001 the Group had £3.8 million outstanding on the Chiron loan note of which £3.0 million is shown within current liabilities. The original note was issued in 1999 on the acquisition of SkyePharma Inc. (formerly DepoTech Corporation). Under a collaboration agreement with Chiron Corporation, DepoTech had an obligation to pay Chiron $11.7 million within six months of U.S. or European marketing approval of DepoCyt. Consequent upon the acquisition, SkyePharma, DepoTech and Chiron further amended the agreement with Chiron in March 1999 such that the Group issued a note payable to Chiron of $9.7 million on the receipt of FDA approval of DepoCyt on April 1, 1999.

     During 2000, SkyePharma and Chiron amended the March 1999 agreement whereby SkyePharma would have issued a note payable for $3.5 million to Chiron upon the filing of an application for DepoCyt for paediatric indications in the U.S. Under the amendment dated October 4, 2000 the note became payable on the earlier of the filing of an application for DepoCyt for paediatric indications in the U.S. or the date on which Phase IV clinical trials, required by the U.S. FDA as a condition of product approval, commenced. The $3.5 million note was issued in December 2000. The notes are secured on the rights to DepoCyt and bear a floating rate of interest based on LIBOR. The principals are payable in June 30, 2002 for the first tranche and in equal instalments on June 30, 2002 and 2003 for the second.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

17 Convertible Bonds

     On June 16, 2000, the Company issued £59.4 million 6% Convertible Bonds (the ‘Bonds’) due 2005. The Bonds are convertible at the option of the holder into fully paid 10 pence Ordinary Shares in the Company at an initial conversion price of 132 pence at any time up to June 19, 2005. The initial conversion price was recalculated to the minimum 83 pence on June 19, 2001. Unless previously redeemed or converted, the Bonds will be redeemed by the Company at their principal amount on June 19, 2005.

     During 2001, £30 million of the Bond proceeds was subject to a cancellable interest rate swap agreement by which the Company swapped a fixed obligation to floating and paid 5.6% until December 19, 2001. The interest rate swap agreement was cancelled on December 19, 2001.

18 Provisions for Liabilities and Charges

		Other

	Deferred consideration £’000	Pension £’000	Restructuring Provision £’000	National Insurance £’000	Total £’000

At January 1, 2000	1,861	130	96	—	226
Charged in the year	—	—	—	26	26
Utilized	—	(49)	(102)	—	(151)
Exchange adjustments	147	4	6	—	10

At December 31, 2000	2,008	85	—	26	111
Exchange adjustments	—	(10)	—	—	(10)
Charged in the year	—	—	—	149	149
Utilized	(2,008)	(24)	—	(158)	(182)

At December 31, 2001	—	51	—	17	68

Medac Deferred consideration

     On April 17, 2001, US$3.0 million (£2.0 million) was paid to Medac GmbH as the final portion of the deferred consideration due under the terms of the acquisition agreement for the nano-particulate intellectual property acquired in 1999.

Pension provision

     The pension provision relates to the retirement commitments under a defined benefit scheme for SkyePharma Production SAS employees (Note 27: Pension Arrangements).

Restructuring provision

     The restructuring provision, established in 1998, for the reorganisation and associated write down of fixed assets and inventory following a decision to withdraw from the sales and marketing activities of Brightstone Pharma Inc., was fully utilised during 2000.

National Insurance provision

     Following the Social Security Act of 1998 and the introduction of a national insurance charge on U.K. employers on the gains made by employees upon the exercise of options issued under certain unapproved share schemes, a balance sheet provision of £17,000 has been recognized at December 31, 2001 (December 31, 2000: £26,000) in accordance with UITF 25.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

19 Deferred Taxation

	Full Potential		Provided

	At December 31, 2000 £’000	At December 31, 2001 £’000	At December 31, 2000 £’000	At December 31, 2001 £’000

Accelerated capital allowances	4,030	3,091	—	—
Other timing differences	10,891	21,085	—	—
U.K. tax benefits from losses carried forward	1,893	1,305	—	—
Overseas tax benefits from losses carried forward	31,480	34,881	—	—

Potential deferred tax asset	48,294	60,362	—	—

     No deferred tax asset is recognized, given the uncertainty of the recoverability of the Group’s tax losses carried forward.

20 Contingent Liabilities and Guarantees

     At December 31, 2001 the Company had provided guarantees on various bank borrowings of its subsidiaries as set out in Note 15: Creditors – amounts falling due within one year and Note 16: Creditors – amounts falling due after more than one year.

     In December 1999 SkyePharma Production SAS entered into a leasing arrangement with Lombard North Central PLC by which certain pharmaceutical manufacturing and laboratory equipment was the subject of a four-year sale and leaseback arrangement. The Company has guaranteed the obligations of the lessee under this lease to an amount of FF30 million (£2.8 million).

     On June 13, 2000, a summons was filed in respect of a claim by RTP Pharma Corporation against SkyePharma PLC and others in the U.S. District Court for the District of Columbia. The lawsuit seeks the correction of inventorship of a U.S. Patent Number 5,858,410, together with unspecified monetary damages on behalf of RTP Pharma Corporation. In March 2001 SkyePharma PLC together with the other defendants filed a motion to dismiss the claim. Following the purchase of the initial 40.2% of RTP Pharma Inc. shares, the litigation was settled, with RTP agreeing to have the suit dismissed.

     In common with most business enterprises, group companies are subject to a number of claims and potential claims from third parties, the outcome of which cannot at present be determined. These claims and potential claims are not considered to be material in the context of these Financial Statements. Provision has been made in these accounts for any liabilities which are expected to materialize from such potential claims.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

21 Commitments

	December 31, 2000 £’000	December 31, 2001 £’000

Capital commitments
Contracted for but not provided in the accounts	344	340

	December 31, 2000 £’000	December 31, 2001 £’000

Commitments under operating leases to pay rentals for the next year
Operating leases on land and buildings which expire:
In one year or less	238	187
In two to five years	642	1,304
In five years or more	2,378	2,532

	3,258	4,023

	December 31, 2000 £’000	December 31, 2001 £’000

Other operating leases which expire:
In one year or less	152	42
In two to five years	69	47
In five years or more	—	2

	221	91

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

22 Share Capital

Equity share capital

	Ordinary Shares of 10p each

Authorized	No. of shares	£’000

At December 31, 2000	1,114,000,000	111,400

At December 31, 2001	1,114,000,000	111,400

	Ordinary Shares of 10p each Number	Nominal Value £’000

Issued, allotted and fully paid
At January 1, 1999	427,098,454	42,710
Exercise of ‘B’ Warrants	6,206	1
Exercise of share options	214,073	21
Conversion of debentures	5,099,348	510
Shares issued to acquire DepoTech	44,488,919	4,449
Shares issued to SmithKline Beecham	8,671,240	867
Shares issued to Medac	3,067,286	307
Shares issued to acquire Hyal debentures	5,441,454	544

At January 1, 2000	494,086,980	49,409
Exercise of ‘B’ Warrants	196,356	20
Exercise of share options	3,226,173	322
Conversion of debentures	219,204	22
Shares issued to acquire DepoTech	12,132,600	1,213
Shares issued to Dr Gonella	6,000,000	600
Shares issued to Medac	1,461,455	146

At December 31, 2000	517,322,768	51,732
Exercise of ‘B’ Warrants	22,008	2
Exercise of share options	736,644	74
Exercise of DepoTech warrants	41,820	4
Shares allocated in respect of RTP Pharma Inc.	41,900,099	4,190

At December 31, 2001	560,023,339	56,002

     The cash consideration received on the issue of Ordinary Shares during the year amounted to £468,000 (2000: £2,088,000, 1999: £5,038,000). The cash consideration received on the exercise of share options during the year amounted to £459,000 (2000: £2,010,000, 1999: £97,000).

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

22 Share Capital (continued)

Non-equity share capital

	December 31, 2000 Number of shares	December 31, 2001 Number of shares	December 31, 2000 £’000	December 31, 2001 £’000

Authorized and issued
Deferred ‘A’ Shares of 10p each	12,000,000	12,000,000	1,200	1,200
Deferred ‘B’ Shares of 10p each	12,000,000	12,000,000	1,200	1,200

	24,000,000	24,000,000	2,400	2,400

     The Deferred ‘A’ and ‘B’ Shares were issued to Dr Gonella, the vendor of Jago, on July 20, 2000 under the Settlement Agreement that established the full and final settlement of the deferred consideration payable on the acquisition of Jago. The holders of Deferred ‘A’ and ‘B’ Shares have no rights to participate in the profits of the Company, no voting rights and on a winding up or other return of capital only receive the nominal value of their shares if the holders of Ordinary Shares in the capital of the Company have received the sum of £1,000,000 per Ordinary Share and, as such, are classified as non-equity shares.

     The Deferred Shares automatically convert into Ordinary Shares on the happening of the following contingent events:

(i)	12 million ‘A’ Deferred Shares. These Deferred Shares automatically convert into 12 million Ordinary Shares on the first commercial sale of Paroxetine/Paxil in combination with Geomatrix technology under the current Licence Agreement;
(ii)	12 million ‘B’ Deferred Shares. These Deferred Shares automatically convert into 12 million Ordinary Shares on the Company’s receipt of a royalty statement under the current Licence Agreement stating that reported sales of Paroxetine/Paxil in combination with the Geomatrix technology have exceeded $1,000 million during any calendar period prior to 1 January 2006 or exceeded $337 million between 1 January 2006 and 3 May 2006.

     In the event that the conditions set out in (i) and (ii) above are not satisfied prior to May 3, 2006, the Deferred ‘A’ and ‘B’ Shares will not be converted and will be cancelled. The vendor will not be entitled to any other compensation nor additional compensation.

     The Deferred Shares were issued on July 20, 2000 when the price of an Ordinary Share was 94.25 pence. The difference between the nominal value of the Deferred Shares and the fair value of those shares, taken to be 94.25 pence, at issue has been recorded as non-equity share premium. See Note 24: Reserves.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

22 Share Capital (continued)

Warrants

     The Company has the following warrants outstanding:

(a) ‘B’ Warrants

Number

At January 1, 2000	58,709,055
Warrants exercised	(1,963,560)

At December 31, 2000	56,745,495
Warrants exercised	(220,080)

At December 31, 2001	56,525,415

     The ‘B’ Warrants, which were issued in January 1996 on the basis of one warrant for every ten existing Ordinary Shares subscribed pursuant to the placing, rights issue and capitalization of loan notes and in consideration for the outstanding warrants of Krypton, entitle the holders to subscribe for 5,652,542 Ordinary Shares at any time during the period beginning six months after the date of issue and ending on December 31, 2002 at an effective price of 40 pence per Ordinary Share. The fair value of the ‘B’ Warrants issued in January 1996 was determined by applying the ratio of the relative trading prices of the ‘B’ warrants and Ordinary Shares in the week following the issuance, to the total proceeds of the issuance, and amounted to 3.04 pence per ‘B’ Warrant. The total fair value allocated to the ‘B’ warrants, amounting to £1,809,000 was recorded as a separate component of shareholders’ funds, see Note 24: Reserves, with the respective elements recorded as cash proceeds, reduction of loan notes and as purchase consideration. Consequent upon the consolidation of existing Ordinary Shares in May 1996 the terms under which the ‘B’ Warrants may be exercised were amended so that a holder is required to exercise ten ‘B’ Warrants to acquire one Ordinary Share.

     The market value of ‘B’ Warrants as at December 31, 2001 was 3.25 pence (December 31, 2000: 2.5 pence). The market value of ‘B’ Warrants during the period from January 1, 2001 to December 31, 2001 ranged from the lowest mid-price of 2.75 pence to the highest mid-price of 8.5 pence per ‘B’ Warrant.

(b) ‘C’ Warrants

     The ‘C’ Warrants were issued in March 1998 in consideration of services provided in connection with the 1998 debenture issue. The fair value of the Warrants at issue was £271,000. All outstanding Warrants lapsed unexercised on March 11, 2001.

(c) Warrants issued on the acquisition of DepoTech

     In connection with the acquisition of DepoTech Corporation, the Company agreed that outstanding warrants to purchase DepoTech common stock on the effective date of the merger would become warrants to purchase the Company’s Ordinary Shares. Subsequent to the acquisition, additional warrants were issued to the former DepoTech shareholders, as contingent consideration became payable. The fair value of the warrants at issue was £212,000. All outstanding warrants were either exercised or lapsed during 2001.

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

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

22 Share Capital (continued)

     Options granted to U.K. and European employees are only exercisable between the third and tenth anniversary of the date of grant, and are subject to the Company’s Code of Conduct for dealing in Shares, and the Model Code. Options granted to U.S. employees prior to 2001 vest at 25% per annum from the date of grant and there were no performance criteria. U.K. and European options may only be exercised if the growth in the Company’s share price over a consecutive three-year period exceeds the growth over the same period in the FT-SE All Share Index for options granted prior to 2001. This condition was satisfied for the first time in March 2000. Employees with options that are within their exercise period are now able to exercise those options within any one-year period from the date the performance condition is satisfied. Super Options are exercisable after five years and are subject to higher performance conditions in accordance with those recommended by the Association of British Insurers.

     Following changes to the option plans approved at the Annual General Meeting June 2001, options granted since that date to Directors and senior employees are subject to performance conditions linked to the total shareholder return of a comparator group of companies, and are not subject to retesting. Options granted to other US employees continue to vest at 25% per annum with no performance criteria, and other European employees who are not Directors or senior employees can exercise their options after three years and are not subject to performance conditions.

     The following table summarizes the activity in share options for the year to December 31, 2000 and the year to December 31, 2001:

	Share Options	Option Price

At January 1, 2000	27,787,313	44.8p – 93.0p
Granted	4,059,406	81.7p – 91.3p
Exercised	(3,226,174)	44.8p – 81.5p
Cancelled or expired	(2,303,717)	44.8p – 93.0p

At December 31, 2000	26,316,828	44.8p – 93.0p
Granted	9,962,366	55.1p – 80.6p
Exercised	(736,644)	44.8p – 75.0p
Cancelled or expired	(818,435)	44.8p – 91.3p

At December 31, 2001	34,724,115	44.8p – 93.0p

     On July 19, 2001 the Group acquired its initial 40.2% interest in RTP Pharma Inc., and achieved control on December 27, 2001 when agreement was reached to acquire the majority of the outstanding voting shares in RTP. Under the terms of the acquisition, all RTP share options were cancelled. SkyePharma has made a commitment to the employees formerly with RTP share options to issue SkyePharma share options at the earliest opportunity.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

22 Share Capital (continued)

     The market value of Ordinary Shares as at December 31, 2001 was 61.25 pence (December 31, 2000: 64.0 pence). The market value of Ordinary Shares during 2001 ranged from the lowest closing mid-price of 49.0 pence to the highest closing mid-price of 108.0 pence per share.

     At December 31, 2001 the following Ordinary Shares were under option to employees or former employees of the Group:

Option Price for each Ordinary Share of 10 pence	Number of Options over Ordinary Shares of 10 pence	Expiration Date

75.0p	1,427,676	04-29-06
92.0p	417,255	05-28-06
81.0p	1,234,568	12-06-06
66.5p	836,580	04-07-07
51.0p	124,073	01-28-08
93.0p	872,974	03-31-08
44.8p	2,170,041	10-05-08
69.5p	3,444,211	04-19-09
56.7p	9,480,399	05-25-09
56.9p	1,194,066	09-07-09
91.3p	1,283,609	06-06-10
81.7p	2,276,297	11-03-10
80.6p	7,801,493	06-12-11
55.6p	1,608,359	10-31-11
55.1p	552,514	12-24-11

	34,724,115

23 Shares and Warrants to be issued

£’000

At January 1, 1999	6,281
Reclassification	39,500
Increase	1,250
Revaluation	(8,900)

At January 1, 2000	38,131
Revaluation	(3,618)
Issue of equity shares	(6,908)
Issue of non-equity shares	(22,620)

At December 31, 2000	4,985
Revaluation	(148)
Additions (Note 25)	5,780

At December 31, 2001	10,617

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

23 Shares and Warrants to be issued (continued)

Jago Deferred Consideration

     At March 31, 2000, a Settlement Agreement was signed establishing the full and final settlement of the deferred consideration payable to the vendor of Jago, Dr Gonella. The settlement was approved by shareholders at the Company’s Annual General Meeting held on July 11, 2000 to be made entirely in shares. On July 20, 2000, 6 million ordinary shares were issued to Dr Gonella at a price of 94.25 pence. Also on July 20, 2000, 24 million Deferred non-equity Shares were issued. The contingencies determining the conversion of the Deferred Shares into ordinary shares are set out in Note 22: Share Capital. In the event that these conditions are not satisfied prior to May 3, 2006, the Deferred Shares will not be converted and will be cancelled. The vendor will not be entitled to any other compensation nor additional compensation. On issue, the ordinary and Deferred Shares were recorded in share capital and share premium. At December 31, 1999 prior to the issue of shares, in the Directors’ opinion, 30 million ordinary shares were likely to be issued under the terms of the Settlement Agreement and a figure of £33 million was recorded within shares and warrants to be issued, based upon a closing share price of 110 pence on March 31, 2000, the date of the Settlement Agreement.

Krypton Deferred Consideration

     The deferred consideration on the acquisition of Krypton was revised on April 26, 1996, such that a maximum of 37.5 million Ordinary Shares and 37.5 million ‘B’ Warrants would be issued contingent on a change in control of the Company at a share price of not less than 80 pence compounded at an annual rate of 10 percent, or satisfaction of the following conditions and hurdles:

(i)	2.5 million Ordinary Shares and 2.5 million ‘B’ Warrants on each Krypton product obtaining ANDA approval subject to a maximum of 7.5 million Ordinary Shares and 7.5 million ‘B’ Warrants;
(ii)	an additional 10 million Ordinary Shares and 10 million ‘B’ Warrants in the event that the aggregate annual sales of the Krypton products exceeds $50 million and the Company is profitable in respect of these products before December 31, 2003;
(iii)	an additional 10 million Ordinary Shares and 10 million ‘B’ Warrants in the event that the aggregate annual sales of the Krypton products and annual revenues of the Company exceeds $200 million and the Company is profitable in respect of these products before December 31, 2003;
(iv)	an additional 10 million Ordinary Shares and 10 million ‘B’ Warrants in the event that the aggregate annual sales of the Krypton products and annual revenues of the Company exceeds $275 million and the Company is profitable in respect of these products before December 31, 2003.

     In the event that two of hurdles (i), (ii) and (iii) are satisfied in relation to any single year’s sales, only the first such hurdle will be considered as having been satisfied.

     Certain of the hurdles relating to the Krypton acquisition were not formulated to take account of the detailed arrangements currently envisaged by the Company. Should any of the Krypton products be approved and marketed, SkyePharma will need to renegotiate elements of the Krypton acquisition agreement.

     The Directors have formed the opinion that until products are marketed and agreement is reached with the Krypton vendors, certain elements of deferred consideration cannot be estimated with any degree of certainty. Therefore the deferred consideration recognized in the accounts at December 31, 2001 relates only to the extent that hurdle (i) is reasonably expected to be met.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

23 Shares and Warrants to be issued (continued)

     Consequently, an estimate of £4.8 million (December 31, 2000: £5.0 million) has been recognized as deferred consideration based on market prices on December 31, 2001 for 7.5 million Ordinary Shares and 7.5 million ‘B’ Warrants.

Medac Deferred Consideration

     At December 31, 1999, £1.2 million was recorded within shares and warrants to be issued for the $2.0 million of ordinary shares to be issued to Medac GmbH under the purchase agreement for their intellectual property. On July 21, 2000, 1,461,455 ordinary shares, with a market value of $2.0 million were issued to Medac. A final payment of $3.0 million was made on April 17, 2001 (see Note 18: Provisions for liabilities and charges).

24 Reserves

	Equity share premium	Non-equity share premium	Other reserves	Currency translation reserve	Profit and loss account
	£’000	£’000	£’000	£’000	£’000

At January 1, 1999	186,215	—	11,060	662	(240,693)
On issue of shares and warrants	33,046	—	—	—	—
On conversion of debentures	1,828	—	—	—	—
On exercise of warrants	2	—	(2)	—	—
Goodwill adjustment on deferred consideration	—	—	—	—	8,900
Write-off of goodwill attributable to Joint Venture	—	—	—	—	5,760
Exchange adjustments	—	—	—	(2,847)	—
Loss for the year	—	—	—	—	(19,414)

At December 31, 1999	221,091	—	11,058	(2,185)	(245,447)
On issue of shares and warrants	20,121	20,220	212	—	—
On exercise of warrants	58	—	(58)	—	—
On conversion of debentures	79	—	—	—	—
Goodwill adjustments on deferred consideration	—	—	—	—	3,618
Exchange adjustments	—	—	—	758	—
Loss for the year	—	—	—	—	(19,690)

At December 31, 2000	241,349	20,220	11,212	(1,427)	(261,519)
Exchange adjustments	—	—	—	28	—
On issue of shares and warrants	25,736	—	—	—	—
On exercise of warrants	52	—	(56)	—	—
On lapse of warrants	—	—	(436)	—	271
Goodwill adjustments on deferred consideration	—	—	—	—	148
Loss for the year	—	—	—	—	(9,452)

At December 31, 2001	267,137	20,220	10,720	(1,399)	(270,552)

     As at December 31, 2001, the cumulative amount of goodwill eliminated against reserves was £152,469,000 (2000: £152,617,000; 1999: £156,235,000).

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

25 Acquisitions

RTP Pharma Inc.

     On July 19, 2001 the Group acquired an initial 40.2% interest in RTP Pharma Inc. of Canada (‘RTP’) for US$20 million (£14.2 million) in SkyePharma Ordinary Shares and acquired US$5.0 million (£3.5 million) of preferred shares in RTP for cash.

     The Group acquired US$10 million (£6.9 million) of preferred shares in RTP in return for the issue of SkyePharma Ordinary Shares during the 90 days following July 19, 2001.

     SkyePharma achieved control of RTP on December 27, 2001 when agreement was reached to acquire the majority of the outstanding voting shares in RTP. On March 13, 2002 SkyePharma announced the acquisition of the outstanding voting shares in RTP in return for the issue of SkyePharma Ordinary Shares to the value of $20.6 million (£14.2 million). Given the Directors’ intent to acquire 100% of RTP and SkyePharma’s control, the Group has consolidated RTP from December 27, 2001, the date it achieved control. The total consideration of US$56.5 million (£39.4  million) including acquisition costs comprised 49,959,367 Ordinary Shares and US$5.0 million (£3.5  million) cash.

     The equity method of accounting was adopted between July 19, 2001 and December 27, 2001 and the acquisition method during the period thereafter. Goodwill of £29.9 million has been capitalized according to the Company’s accounting policy. By consideration of the likely commercial life of the technology acquired with RTP, the Directors have determined that a suitable period over which to amortize the goodwill is 20 years.

	Book values at December 27, 2001	Adjustments	Provisional fair values at December 27, 2001
	£’000	£’000	£’000

Fixed assets
Intangible assets	1,451	(1,451)	—
Tangible assets	2,018	—	2,018
Investments	705	1,523	2,228

	4,174	72	4,246

Current assets
Debtors	1,162	—	1,162
Cash	5,436	—	5,436

	6,598	—	6,598
Current liabilities	(1,311)	—	(1,311)
Demand notes	(3,598)	—	(3,598)

Net assets	5,863	72	5,935
Satisfied by:
Shares issued/allocated			29,536
Shares to be issued/allocated (note 23)			5,780
Cash			3,528
Expenses relating to the transaction			590
Deferred consideration			—

Consideration			39,434
Demand notes			(3,598)

Net consideration			35,836

Goodwill			29,901

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

25 Acquisitions (continued)
     The provisional material fair value adjustments made to the net assets of RTP were as follows:

(a)	An adjustment of £1,451,000 to eliminate RTP’s intangible assets as at December 27, 2001.

(b)	A revaluation of £1,523,000 to reflect RTP’s investment in Waratah Pharmaceuticals Inc. at its fair value at December 27, 2001.

   Deferred Consideration
     In consideration for the loss of the former RTP shareholders’ certain option rights, which were agreed on July 19, 2001 when the Group acquired an initial 40.2% interest in RTP, deferred consideration has been agreed. If the SkyePharma share price is below 82 pence on June 30, 2003, then the Company is required to issue 200,000 additional shares, or pay an amount in cash, for each penny difference between the actual share price and 82 pence. In the opinion of the Directors, the deferred consideration cannot be estimated with any degree of certainty. Therefore this deferred consideration has not been recognized as at December 31, 2001.

     Initial estimates of the deferred consideration will be revised as further and more certain information becomes available with potential corresponding adjustments to goodwill.

   Results of RTP
     The results of RTP for the period January 1, 2001 to December 27, 2001 and for the preceding year ended December 31, 2000 are set out below:

	Period ended December 27, 2001	Year ended December 31, 2000
	£’000	£’000

Retained loss for the period	4,837	11,147

     During the period December 27, 2001 to December 31, 2001 RTP contributed £nil to turnover and a loss of £39,000 to the group operating loss.

26 Financial Instruments
     The Group holds financial instruments to finance its operations and to manage the currency risk that arises from these operations. The Group finances its operations through a combination of shareholders’ funds, convertible bonds, bank loans and long-term borrowings. The main risks arising from the Group’s financial instruments are liquidity risk, foreign currency risk, interest rate risk and credit risk.

   Liquidity risk
     The Group’s policy is to maintain continuity of funding through a mixture of long-term debt and bank loans, raised to cover specific projects, and through the issue of shares to collaborative partners, where necessary, to obtain development contracts. Short-term flexibility is provided through the use of overdrafts. The maturity profile of the Group’s debt is set out below at Note (c).

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

26 Financial Instruments (continued)
   Foreign currency risk
     All of the Group’s operations are based overseas in Continental Europe, the U.S. and Canada giving rise to exposures to changes in foreign exchange rates notably the Swiss Franc, Euro, U.S. Dollar and Canadian Dollar. To minimize the impact of any fluctuations, the Group’s policy has historically been to maintain natural hedges by relating the structure of borrowings to the trading cash flows that generate them. Where subsidiaries are funded centrally, this is achieved by the use of long-term loans the exchange differences on which are taken to reserves. Where it was not possible to use natural hedges, forward currency contracts were used. The Group has used forward currency contracts and currency options during the year to minimize the currency exposure on operational transactions. Foreign currency exchange movements did not have a material impact on the results of operations in 2001 compared with 2000.

   Interest rate risk
     The Group borrows at fixed and floating rates of interest as deemed appropriate for its circumstances. Where necessary the Group uses interest rate swaps to achieve the desired interest rate profile. During the year the Group had a cancellable, floating rate, interest rate swap on £30 million of the 6% convertible bond liability. The interest rate swap agreement was cancelled on December 19, 2001. The interest rate profile of the Group’s financial assets and liabilities is set out in Notes (a) and (b) respectively.

   Credit risk
     The Group is exposed to credit related losses in the event of non-performance by third parties to financial instruments. The Group does not expect any third parties to fail to meet their obligations given the policy of selecting only parties with high credit ratings and minimizing its exposure to any one institution.

     In the numerical disclosures that follow, short-term debtors and creditors that arise directly as a result of the Group’s operations are excluded from all disclosures with the exception of Note (f) on currency exposures.

(a) Interest rate and currency profile of financial assets

December 31, 2001

	Floating rate financial assets	Fixed rate financial assets	Non-interest bearing financial assets	Total financial assets
Currency	£’000	£’000	£’000	£’000

Sterling	5,690	—	62	5,752
$US	14,977	—	35	15,012
Euro	48	—	—	48
Swiss francs	549	—	93	642
$Canadian	48	5,389	1	5,438

	21,312	5,389	191	26,892

     Financial assets primarily comprise cash and short-term bank deposits.

     Included within the sterling denominated financial assets shown above for 2001, is £4 million, placed on deposit for 18 months in December 2000, at a capped rate. The Group will receive 6.5% for each successive week that the two-year sterling swap rate stays below 7.0%. If the two-year sterling swap rate sets above 7.0%, no coupon will accrue for that week.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

26 Financial Instruments (continued)

     The $Canadian denominated fixed rate financial assets shown above for 2001 of £5.4 million have a 2.06% weighted average interest rate and 3.65 months weighted average time for which the rate is fixed.

     All other of the Group’s financial assets, in both 2001 and 2000, either bear interest at floating rates based upon the floating bank rate in the country in which the funds are held or are non-interest bearing. Non-interest bearing financial assets consist of balances held in short-term current accounts.

December 31, 2000

Currency	Floating rate financial assets	Non-interest bearing financial assets	Total financial assets
	£’000	£’000	£’000

Sterling	32,170	252	32,422
$US	8,993	215	9,208
French francs	7	—	7
Swiss francs	23	—	23
Other	1,218	—	1,218

	42,411	467	42,878

(b) Interest rate and currency profile of financial liabilities

December 31, 2001

Currency	Fixed rate financial liabilities	Floating rate financial liabilities	Total financial liabilities	Weighted average interest rate on fixed financial liabilities	Weighted average time for which rate is fixed
	£’000	£’000	£’000%		(months)

Sterling	59,400	—	59,400	6.00	41.5
$US	—	3,898	3,898	—	—
French francs	1,599	745	2,344	6.25	23.0
Swiss francs	4,302	5,548	9,850	3.63	23.6

	65,301	10,191	75,492	5.85	39.9

     Financial liabilities primarily comprise bank and other loans and convertible bonds.

     Total financial liabilities does not agree to the total of the balance sheet captions due to the presence of £1,438,000 (2000: £1,854,000) of unamortized issue costs within the value shown on the balance sheet for convertible bonds. Certain financial instruments, such as currency options, are excluded from the analysis above where they do not alter the interest basis or currency of financial liabilities. The terms and conditions that relate to those instruments are set out in Note 26(g).

     All other floating rate financial liabilities, in both 2001 and 2000, are interest bearing financial liabilities that bear interest at interest rates based on LIBOR, prime and other bank based lending rates in the country in which the liability arises, which are fixed for periods of up to 12 months.

     The non-equity Deferred ‘A’ and ‘B’ Shares hold no rights to dividends. See Note 22: Share Capital.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

26 Financial Instruments (continued)
December 31, 2000

Currency	Fixed rate financial liabilities	Floating rate financial liabilities	Total financial liabilities	Weighted average interest rate on fixed financial liabilities	Weighted average time for which rate is fixed
	£’000	£’000	£’000%		(months)

Sterling	29,400	30,000	59,400	6.00	53.5
$US	—	7,989	7,989	—	—
French francs	2,391	767	3,158	6.25	27.9
Swiss francs	4,386	6,089	10,475	3.04	35.0

	36,177	44,845	81,022	5.66	49.2

(c) Maturity of financial liabilities

	December 31, 2000 Total	December 31, 2001 Total	December 31, 2001 Fixed rate financial liabilities	December 31, 2001 Floating rate financial liabilities
	£’000	£’000	£’000	£’000

Within one year	9,940	7,257	930	6,327
Between one and two years	4,023	1,893	927	966
Between two and three years	1,790	4,206	4,040	166
Between three and four years	3,141	59,570	59,404	166
Between four and five years	59,565	166	—	166
Beyond five years	2,563	2,400	—	2,400

	81,022	75,492	65,301	10,191

     The non-equity Deferred ‘A’ and ‘B’ Shares will convert to Ordinary Shares on the occurrence of certain future contingent events. See Note 22: Share Capital.

(d) Borrowing facilities
     As at December 31, 2001 the Group had the following undrawn committed borrowing facilities available.

	December 31, 2000	December 31, 2001
	£’000	£’000

Expiring within one year	—	369

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

26 Financial Instruments (continued)
(e) Fair values

     The comparison of fair and book values of all the Group’s financial instruments as at December 31, 2001 is set out below. Market values have been used to determine the fair values of all swaps and foreign currency contracts. The fair value of the non-equity Deferred ‘A’ and ‘B’ Shares has been calculated by reference to the Ordinary Share price at December 31, 2001, based upon the Director’s opinion that 24 million Ordinary Shares will be issued in settlement of the deferred consideration payable on the acquisition of Jago. See Note 22: Share Capital for details of the contingencies that shall determine the issuance of the Ordinary Shares. The fair values of all other items have been calculated by discounting future cash flows at interest rates prevailing at December 31, 2001.

	Book Values	Fair values
	£’000	£’000

December 31, 2001
Financial instruments held or issued to finance the Group’s operations:
Cash at bank and in hand	4,534	4,534
Short-term bank deposits	22,358	22,358
Short-term borrowings and current portion of long-term borrowings	(7,257)	(7,257)
Long-term convertible debt	(59,400)	(50,194)
Other long-term debt	(8,835)	(8,602)
Non-equity Deferred ‘A’ and ‘B’ Shares	(22,620)	(14,700)

	(71,220)	(53,861)

Derivative financial instruments held to manage the Group’s currency profile:
Euro currency options	—	38
US$ currency options	(20)	(23)
Forward currency contracts	—	(46)

	(20)	(31)

December 31, 2000
Financial instruments held or issued to finance the Group’s operations:
Cash at bank and in hand	10,769	10,769
Short-term bank deposits	32,109	32,109
Short-term borrowings and current portion of long-term borrowings	(9,940)	(9,940)
Long-term convertible debt	(59,400)	(46,022)
Other long-term debt	(11,682)	(10,942)
Non-equity Deferred ‘A’ and ‘B’ Shares	(22,620)	(15,360)

	(60,764)	(39,386)

Derivative financial instruments held to manage the Group’s interest rate and currency profile:
Interest rate swap	—	822
Euro currency options	—	221
US$ currency options	—	(104)

	—	939

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

26 Financial Instruments (continued)

(f) Currency exposures

     The following analysis shows the net monetary assets and liabilities of Group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the income statements in both 2001 and 2000.

December 31, 2001

	Net foreign currency monetary assets/(liabilities)
Functional currency of Operating Company	Sterling	$US	French francs	Swiss francs	Other	Total
	£’000	£’000	£’000	£’000	£’000	£’000

Sterling	—	11,527	—	—	(49)	11,478
$US	(5,231)	—	—	—	—	(5,231)
French francs	(2,260)	102	—	25	—	(2,133)
Swiss francs	3,568	4,087	406	—	10	8,071
$Canadian	—	477	—	—	—	477

	(3,923)	16,193	406	25	(39)	12,662

December 31, 2000

	Net foreign currency monetary assets/(liabilities)
Functional currency of Operating Company	Sterling	$US	French francs	Swiss francs	Other	Total
	£’000	£’000	£’000	£’000	£’000	£’000

Sterling	—	4,179	7	—	—	4,186
$US	(2,254)	—	—	—	—	(2,254)
French francs	(1,528)	80	—	—	—	(1,448)
Swiss francs	(1,445)	(870)	—	—	1,197	(1,118)

	(5,227)	3,389	7	—	1,197	(634)

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

26 Financial Instruments (continued)

(g) Hedging

     As explained above, the Group’s policy is to hedge interest rate exposures through the use of interest rate swaps and currency exposures through the use of currency options, accrual forward options and forward currency contracts. The table below shows the extent to which the Group has off-balance sheet (unrecognized) and on-balance sheet (deferred) gains and loses in respect of hedges at the beginning and end of the year.

	Unrecognized			Deferred

	Gains	Losses	Net Total	Gains	Losses	Net Total
	£’000	£’000	£’000	£’000	£’000	£’000

Gains/(losses) on hedges at January 1, 2001	1,043	(104)	939	—	—	—
Changes in value from January 1, 2001 to settlement	(923)	104	(819)	—	—	—

Gains/(losses) arising in 2000 recognized in 2001	120	—	120	—	—	—

Gains/(losses) not recognized in 2001 arising before January 1, 2001	—	—	—	—	—	—
Arising in 2001	—	(31)	(31)	(20)	—	(20)

Gains/(losses) on hedges at December 31, 2001	—	(31)	(31)	(20)	—	(20)

     At December 31, 2001, the Company had currency options to sell £2.8 million US dollars. These outstanding contracts have maturities of less than 12 months.

     At December 31, 2001, the company had accrual forward options to purchase £0.2 million Swiss francs each week for 31 weeks ending June 19, 2002 and £0.2 million Euro each week for 26 weeks ending May 22, 2002.

     At December 31, 2001, the Company had forward currency contracts to purchase £2.7 million Swiss francs. These open contracts at December 31, 2001 have maturities of less than 12 months.

     The excess of fair values over book values for currency options and forward currency contracts shown in Note 26(e) represents the unrecognized hedging gain on these instruments as at December 31, 2001. The actual gains or losses arising on these options will be dependent on future exchange rates and will be recognized in the profit and loss account, in 2002, as the operational transactions to which they are linked occur.

     Unrecognized gains at January 1, 2001 include £0.8 million in relation to the cancellable interest rate swap agreement. This was based upon the agreement continuing for the life of the convertible bonds and as such the gain would have been spread in the profit and loss account until 2005. The Royal Bank of Scotland cancelled the agreement on December 19, 2001. As a result, only £0.1million of the gain was recognized in 2001 and £0.7 million of the gain is shown above as a change in value before settlement.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

27 Pension Arrangements

     The Group operates various defined contribution plans for its employees in the U.K., Switzerland and the U.S. The Group’s contributions to these plans are charged to the income statement in the period to which they relate, and the assets are held in separate trustee administered funds. The charge for the year amounted to £822,000 (2000: £532,000; 1999: £513,000).

     The Group operates an unfunded defined benefit scheme in respect of its employees in France based on the national collective agreement of the pharmaceutical industry. A provision of £51,000 is included in Provisions for Liabilities and Charges (Note 18).

     Under the transitional provisions of FRS 17 ‘Retirement Benefits’ certain disclosures are required as follows:

     At December 31, 2001 a valuation was performed by professionally qualified actuaries on the present value of the accrued liabilities calculated under the projected unit credit actuarial cost method.

     The principal assumptions made by the actuaries were:

% per annum

Inflation rate	2.0
Rate of increase in salaries	3.0
Discount rate	5.5

Analysis of amounts charged to operating profit in respect of the defined benefit scheme	2001
£’000

Current service cost	18
Interest on pension scheme liabilities	19

Total operating charge	37

Movement in deficit during the year
At January 1, 2001	364
Exchange adjustment	(10)
Current service cost	18
Interest on pension scheme liabilities	19
Payments	(9)

At December 31, 2001	382

28 Related Party Transactions

     At the end of December 1998, Ian Gowrie-Smith, (through a family owned trust), acquired a 50% interest in 10 East 63rd Street Inc., the company which owns 10 East 63rd Street, a property in New York. SkyePharma PLC has been in occupation of that property since January 1997, subject to a tenancy agreement which expired in January 1999, under which it paid a rent of US$300,000 per annum. In January 1999 the lease was renewed on the same terms. In February 2001 the lease was renewed for two years based upon an independent valuation. The annual rent was increased to $360,000 per annum with effect from February 1, 2001. Approximately one-third of the premises are subleased to Fifth Avenue Capital Inc., an unrelated company.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

29 Subsequent events

     On March 13, 2002 the Group announced a transaction under which Paul Capital Royalty Acquisiton Fund (‘Paul Capital’) will pay SkyePharma $30 million during 2002 and 2003, principally to fund the clinical development of SkyePharma’s propofol and HFA-formoterol products. In return, SkyePharma has agreed to sell a portion of the potential future royalty and revenue streams from these, and seven other products from the drug pipeline to Paul Capital. Between January 2002 and December 2015, Paul Capital could receive between 4% and 20% of the annual royalties and revenues from the total of nine products. Based on management’s current projections, the 20% rate will apply from 2004 to 2008. The percentage then falls, when an agreed return is achieved, to 12.5% until a second ceiling is reached, before falling to 4% for the remainder of the period until December 31, 2015. During 2002 and 2003, the 20% rate will be reduced based on the percentage of the total $30 million already funded. In addition, should the share of royalties received by Paul Capital not meet minimum returns, SkyePharma may issue SkyePharma Ordinary Shares up to a value of US$7.5 million. The number of Ordinary Shares to be issued is capped based upon a minimum price of 55 pence per share. Also under the terms of the agreements, Paul Capital has been issued warrants carrying rights to subscribe for 5 million SkyePharma Ordinary Shares at an exercise price of 73.75 pence, representing a 25% premium to the average trading price for the five trading days immediately prior to the closing date on March 7, 2002.

     On May 14, 2002 SkyePharma announced its intention to enter a wide ranging strategic collaboration with Kowa Company Ltd., (“Kowa”) a leading Japanese company with substantial pharmaceutical interests, which proposes, under a Subscription Agreement signed on May 13, 2002, to make a strategic investment in SkyePharma. Kowa and SkyePharma have signed a separate non-binding Letter of Intent to evaluate Kowa’s acquisition of a 50% interest in SkyePharma’s manufacturing facility in Lyon. At an Extraordinary General Meeting on June 7, 2002, shareholder approval was obtained for Kowa to acquire 30 million ordinary shares of 10p each in SkyePharma for a total consideration of approximately £25.3 million. This represents a holding of around 5% after the investment. As part of its investment, Kowa will have the right to appoint a non-executive director to the board of SkyePharma.

     Following the April 2002 U.S. launch of Paxil by GlaxoSmithKline and the first commercial sale of Paxil, Dr. Gonella’s 12 million ‘A’ Deferred Shares will be converted into 12 million ordinary shares. The Company expects these shares to be converted within the next two months.

     In April and May 2002, the Company was served with two class action lawsuits in the United States related to the sales of Naprelan. Although the Company cannot predict the outcome of these suits, it believes both claims to be without merit and will vigorously defend the actions.

30 Principal Subsidiary Undertakings

Company	Country of incorporation	Percentage held	Principal activities

SkyePharma Canada Holding Inc(1)	Canada	100%	Holding company
RTP Pharma Inc(2)	Canada	100%	Research and development
SkyePharma Production SAS(1)	France	100%	Manufacturing of pharmaceuticals
Krypton Limited	Gibraltar	100%	Exploitation of intellectual property
SkyePharma Holding AG(1)	Switzerland	100%	Holding company
Jago Holding AG	Switzerland	100%	Holding company
SkyePharma AG	Switzerland	100%	Research and development
Jago Research AG	Switzerland	100%	Exploitation of intellectual property
Jagotec AG	Switzerland	100%	Exploitation of intellectual property
SkyePharma Holding Inc.(1)	U.S.	100%	Holding company
Brightstone Pharma Inc.	U.S.	100%	Development of pharmaceuticals and licensing
SkyePharma Inc.	U.S.	100%	Development of pharmaceuticals

(1) Denotes investment directly held by the Company

(2) SkyePharma achieved control of RTP Pharma Inc. on December 27, 2001 when agreement was reached to acquire the majority of the outstanding voting shares in RTP. Agreement was reached with the remaining shareholders and the remaining shares issued by March 2002 or are held in escrow pending satisfaction of certain Canadian tax requirements.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

31 Summary of Material Differences between U.K. and U.S. GAAP

     The Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (“U.K. GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Such differences include methods for measuring and presenting the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.

I. Reconciliation of net loss and shareholders’ funds

     The following tables summarize the significant adjustments to the net loss for the period and shareholders’ funds which would be required if U.S. GAAP had been applied instead of U.K. GAAP.

		Year to December 31, 1999		Year to December 31, 2000		Year to December 31, 2001
	Note 31. I	£’000		£’000		£’000

Loss under U.K. GAAP		(19,414)		(19,690)		(9,452)
U.S. GAAP adjustments:
Purchase accounting and goodwill
Amortization of goodwill	(1a,c,e)	(6,134)		(5,873)		(5,708)
Depreciation of tangible fixed assets	(1b)	782		727		488
Write-off of acquired in-process research and development costs	(1e)	(4,268)		—		(18,893)
Goodwill written off previously amortized under U.S. GAAP	(1a)	816		—		—
Results of equity investments (RTP)	(1d )	—		—		(559)
Stock based compensation	(3)	—		(734)		(215)
Revenue Recognition	(4)	—		(189)		(1,934)
Sale of royalty interest
Revenue recognition	(5)	—		(2,900)		(6,342)
Interest expense	(5)	—		—		(1,222)
Financial instruments	(7)	—		—		(31)

Loss before cumulative effect of change in accounting principles under U.S. GAAP		(28,218)		(28,659)		(43,868)
Cumulative effect of change in accounting principles (SAB 101)	(4)	—		(542)		—

Net loss under U.S. GAAP		(28,218)		(29,201)		(43,868)

Loss per ordinary share under U.S. GAAP before cumulative effect of change in accounting principle (pence)		(6.0	)p	(5.6	)p	(8.3	)p
Cumulative effect of change in accounting principle per ordinary share (pence)		—		(0.1	)p	—

Net loss per ordinary share under U.S. GAAP (pence)	(12)	(6.0	)p	(5.7	)p	(8.3	)p

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

31 Summary of Material Differences between U.K. and U.S. GAAP (continued)

			December 31, 2000	December 31, 2001
Shareholders’ funds	Note 31. I		£’000	£’000

Shareholders’ funds under U.K. GAAP			68,952	95,145
U.S. GAAP adjustments:
Purchase accounting and goodwill
Goodwill (net of accumulated amortization of 28,188 and 33,896 Respectively)	(1a,c,e	)	89,267	73,259
Other intangible fixed assets (RTP) (net of accumulated amortization of nil and 54 respectively)	(1c	)	—	5,174
Tangible fixed assets (net of accumulated depreciation of 3,003 and 3,530 respectively)	(1b	)	(7,925)	(7,192)
Investments in associates (RTP)	(1c	)	—	796
Deferred taxes (RTP)	(1c	)	—	(2,738)
Contingent consideration charged to goodwill reserve	(1f	)	33,260	27,457
Measurement of purchase consideration	(1g	)	—	—
Shares and warrants to be issued and deferred shares	(2)		(33,260)	(34,070)
Stock based compensation	(3)		(734)	(193)
Employee benefit trust	(6)		—	(552)
Deferred revenue	(4)		(731)	771
Funding liabilities	(5)		(2,900)	(15,256)
Financial instruments	(7)		—	(31)

Shareholders’ funds under U.S. GAAP			145,929	142,570

     Certain adjustments as of and for the year ended December 31, 2000 have been reclassified for comparative purposes.

(1) Business combinations

     Under both U.K. and U.S. GAAP the acquisitions of Jago Holdings AG, SkyePharma Production SAS (formerly Laboratories Novalis Production SAS), SkyePharma Inc. (formerly DepoTech Corporation) and RTP Pharma Inc. are accounted for as acquisitions/purchases. Both U.K. and U.S. GAAP require the purchase consideration to be allocated to the net assets acquired at their fair value at the date of acquisition, with the difference between the consideration and the fair value of the net assets acquired treated as goodwill. In the allocation of consideration, and the treatment of deferred consideration, certain differences between U.K. and U.S. GAAP arise as set out below.

(a) Goodwill and other intangible fixed assets

     Under U.K. GAAP, prior to the introduction of FRS 10, no intangible assets have been recognized as a result of purchase accounting. The intangible assets were considered to be an integral part of the business acquired and were, therefore, included within goodwill and eliminated against shareholders’ funds. Following the introduction of FRS10 there is a requirement to capitalize such goodwill as an intangible asset and amortize it over a suitable period not normally exceeding 20 years. The Company has adopted transitional provisions under FRS10 not to reinstate goodwill, previously eliminated against reserves, as an intangible asset.

     U.S. GAAP requires an allocation of consideration to identifiable intangible assets, including any resulting from research and development. For business combinations prior to the adoption of FAS 141 “Business Combinations” on July 1, 2001 (“FAS 141”) goodwill recognized under U.S. GAAP purchase accounting requirements is amortized over 20 years. Negative goodwill, if any, is eliminated proportionately reducing the value of the non-current assets acquired. For business combinations subsequent to the adoption of FAS 141 (e.g., RTP Pharma Inc.), goodwill is no longer amortized under U.S. GAAP but instead is subject to annual impairment tests. This results in a reversal of goodwill amortization charged under U.K. GAAP.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

31 Summary of Material Differences between U.K. and U.S. GAAP (continued)

     In addition in 1999 the Company effected its dissolution of the Joint Venture with Genta (acquired through the Jago acquisition – see Note 12). Under U.K. GAAP, goodwill arising before the introduction of FRS 10, which had been written-off directly to reserves, has been charged to the profit and loss account on the dissolution of the Joint Venture. Under U.S. GAAP, goodwill arising from the acquisition less amounts previously amortized must be charged to the profit and loss account on the dissolution of the Joint Venture.

(b) Tangible fixed assets

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

(c) Acquisition of RTP

     In 2001, the Group purchased the majority interest of RTP through a two-step acquisition effected in July and December 2001. Under U.K. GAAP, the aggregate purchase price was £39.4 million, including £35.3 million of ordinary shares, £3.5 million of cash, and £0.6 million in acquisition costs. The acquisition was recorded using the purchase method of accounting under both U.K. and U.S. GAAP. Goodwill has been determined as the difference between the purchase price and the fair value of the net assets acquired. Under both U.K. and U.S. GAAP the investment in RTP was equity accounted for until control was gained on December 27, 2001 and consolidated from that date on.

     The adjustments between U.K. and U.S. GAAP related to the RTP acquisition relate mainly to differences in (i) the valuation of contingent purchase price consideration, (ii) the methods of purchase price allocation and (iii) amortization of goodwill.

     Contingent consideration. Under U.K. GAAP, contingent consideration has not been recognized as part of the acquisition cost. Under U.S. GAAP, the Company has applied EITF 97-15, “Accounting for Contingency Arrangements Based on Security Prices in a Purchase Business Combination” to estimate the contingent consideration as of the acquisition date. Under EITF 97-15 a contingency arrangement that does not result in a guarantee of the minimum value of the total consideration should be recorded at an amount equal to the maximum number of shares that could be issued multiplied by the fair value per share at the date of the acquisition. However, the recorded amount may not exceed the target value of the consideration issued at the date of acquisition (i.e., the lowest total value at which additional consideration would not be required to be issued). The subsequent payment or issuance of additional consideration resulting from either of these security price contingencies would not change the recorded cost of the acquisition. The application of the provisions of EITF 97-15 has resulted in a £5.3 million increase in the purchase consideration.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

31 Summary of Material Differences between U.K. and U.S. GAAP (continued)

     Purchase price allocation. Under U.S. GAAP an intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights or if it is separable, that is, it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged. In addition, U.S. GAAP requires amounts allocated to acquired in-process research and development that do not have an alternative use to be expensed through earnings in the period of acquisition. Under U.S. GAAP, the investment in Waratah Pharmaceuticals Inc has been fair valued based on prices quoted by the Canadian Venture Stock Exchange as of each acquisition date. The difference between the fair value and the equity value of the investment has been allocated to goodwill, which is not amortized but tested for impairment. Under U.K. GAAP, the investment has been fair valued when the Company gained control in December 2001. The deferred taxation impact of all these differences has been recognized in the purchase price allocation for U.S. GAAP purposes.

     Goodwill. Under U.K. GAAP goodwill is being amortized over 20 years on a straight-line basis. Under U.S. GAAP, for business combinations subsequent to the adoption of FAS 141, goodwill is not amortized but is subject to regular impairment tests. In addition, under U.S. GAAP, the excess of the fair value of the net assets acquired in December 2001 over the purchase consideration (negative goodwill) resulting from difference in the purchase price allocation has been allocated as a pro rata reduction of the non-current assets acquired including in-process research and development.

(d) Results of equity investments (RTP)

     In accordance with the equity method of accounting under U.K. and U.S. GAAP, the Group records its relative share of profits and losses reported by associated companies. Accordingly, this adjustment includes the Group’s proportionate share of U.K. to U.S. GAAP adjustments related to net income of RTP between July 19 and December 27, 2001.

(e) Acquired in-process research and development

     Under U.K. GAAP acquired in-process research and development is considered part of goodwill. Under U.S. GAAP acquired in-process research and development which does not have an alternative future use is separately identified and written off directly to net income in the period that the acquisition was made. The reversal of the U.K. GAAP amortization of the portion of goodwill allocated to acquired in-process research and development under U.S. GAAP has been included within the “Amortization of Goodwill” caption in the reconciliation of net loss. Acquired in-process research and development of £18,893,000 in 2001 represents the fair value of the RTP’s efforts to internally develop its Insoluble Drug Delivery technology platform. In 1999 the £4,268,000 acquired in-process research and development relates to the DepoFoam technology in connection with the acquisition of DepoTech. The Group has determined the fair values of the acquired in-process research and development based on independent appraisals, which rely on information available at the acquisition date and assumptions as to future operations as of that date.

(f) Contingent consideration charged to goodwill

     The Group effected the acquisition of Krypton and Jago through the exchange of shares and warrants. The issuance of certain of these shares and warrants is contingent upon the occurrence of certain future events. Under U.K. GAAP, the Group estimated the fair value of the contingent consideration to determine the acquisition cost. The resulting goodwill was eliminated against shareholders’ funds. Under U.S. GAAP the acquisition cost has been adjusted to remove the contingent consideration, which is only recognized when it is determinable beyond reasonable doubt.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

31 Summary of Material Differences between U.K. and U.S. GAAP (continued)

(g) Measurement of purchase consideration

     The Company effected its acquisition of Krypton in 1996 through the exchange of shares and warrants and recorded the consideration at the estimated fair value of the shares and warrants.

     Under U.K. GAAP, the fair value of the shares and warrants issued for the acquisition was estimated by reference to the price that the Company’s shares were issued for on the same day under a rights issue and public placing. U.S. GAAP requires that the fair value of shares and warrants issued to effect a business combination be based on the market price for a reasonable period before and after the date the terms of the acquisition were agreed to and announced. The effect of this difference was to increase the value measurement of purchase consideration by £11,942,000 which was fully allocated to acquired in-process research and development and wrote off to income in 1996 with an offsetting adjustment to share premium on acquisition. As a result, the impact of this adjustment in net equity was nil and at December 31, 2000 and 2001 it represents an increase of £11,942,000 in retained losses and an increase in share premium by the same amount.

(2) Shares and warrants to be issued and deferred shares

     Under U.S. GAAP, consideration payable in future in connection with the acquisition of Krypton and Jago is included within shareholders’ funds as “shares and warrants to be issued” and “deferred shares”, respectively. Under U.S. GAAP, contingent consideration is recognized only when determined beyond reasonable doubt.

     In addition, under U.K. GAAP in connection with the acquisition of RTP, £5.8 million of the total consideration is payable in shares which will be issued subsequent to December 31, 2001. These shares have been included within shareholders’ funds as shares and warrants to be issued. Under U.S. GAAP, such amounts would be recorded as a liability until the ordinary shares are actually issued.

(3) Stock-based compensation

     Under U.S. GAAP, the Company does not recognize compensation expense associated with its stock option plans granted to employees.

     Under U.S. GAAP the Company has adopted Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” (FAS 123). In accordance with the provisions of FAS 123, the Company has elected to continue to apply the recognition principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations (“APB 25”) in accounting for its plans. For awards under the Company’s option plans where the exercise price of the option equals the market price of the shares on the date of grant and the number of options granted is known (fixed plan), no compensation expense is recognized. For awards under the Company’s option plans which are variable plans an estimate of compensation expense is made when it is probable that the relevant performance targets will be achieved. Compensation cost under these plans is measured based on the market value of the shares at the date the number of options to ultimately be awarded is known less the exercise price of the option. Periodic charges to expense are made for the difference between the market price and the exercise price when it is probable that the performance criteria will be met. A compensation expense of £215,000 (2000: £734,000) has been recognized under APB 25 in relation to those options where it is considered probable that the performance criteria will be met. Based on the Company’s share price performance since the respective grant dates in relation to the underlying performance conditions, in 1999 it was considered not yet probable that the performance conditions would be met. As a result, no compensation expense was recognized under APB 25 in 1999.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

31 Summary of Material Differences between U.K. and U.S. GAAP (continued)

     Had the Company elected to recognize compensation expense based upon the fair value at the grant date for awards under stock option plans consistent with the methodology prescribed by FAS 123, the Company’s U.S. GAAP net loss would have been increased by £2,883,000, £1,725,000 and £1,488,000 in the years ended December 31, 2001, 2000 and 1999, respectively. Earnings per share would have been reduced by 0.5p, 0.3p and 0.3p per share in the years ended December 31, 2001, 2000 and 1999, respectively. These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the year ended December 31, 2001: dividend yield 0.0% (2000 and 1999: 0.0%); expected volatility 58.0% (2000: 55.0%, 1999: 76.8%); risk-free interest rate 5.2% (2000: 5.5%, 1999: 5.0% to 5.28%); and expected option term 7 years (2000 and 1999: 7 years). The weighted average fair value of options granted during the year ended December 31, 2001 for which the exercise price equals the market price on the grant date was 41.0p (2000: 49.0p, 1999: 44.6p). No options were granted for which the exercise price was below or exceeded the market price.

     At December 31, 2001 there were 34,724,115 outstanding options with a weighted average option price of 68.6 pence (2000: 26,316,828 and 66.0 pence). During the year ended December 31, 2001 9,962,366 options were granted at a weighted average option price of 75.1 pence and 818,435 options were cancelled or expired at a weighed average option price of 72.5 pence. During the year ended December 31, 2000 4,059,406 options were granted at a weighted average option price of 85.0 pence and 2,303,717 options were cancelled or expired at a weighted average option price of 73.0 pence.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(4) Revenue Recognition

     Under U.K. GAAP, contract revenue is recognized when it is earned and non-refundable and when there are no future obligations in under the contract terms. Under U.S. GAAP, the Company applies Staff Accounting Bulletin 101 “Revenue Recognition in Financial Statements” issued by the Securities and Exchange Commission in December 1999 (“SAB 101”). According to SAB 101, more prescriptive criteria have been applied to assess whether the culmination of the earnings process has been completed and the Company’s continuing obligation throughout the contract term. As a result, under U.S. GAAP certain non-refundable fees have been deferred over the contract terms. The Company adopted SAB 101 as of January 1, 2000 and on this date the Company recorded a net cumulative-effect-type adjustment to net income of £542,000. This adjustment represents the difference between the shareholders’ funds as of December 31, 1999 and the shareholders’ funds that would have been reported at that date if SAB 101 had been applied retroactively for all periods that would have been affected.

     The Deferred Revenue adjustment to the shareholders’ funds at December 31, 2001 includes the amount of revenue not currently eligible for recognition under SAB 101 but also the reversal of £4.8 million deferred revenue related to the sale of royalty interests, which is treated as debt under U.S. GAAP.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

31 Summary of Material Differences between U.K. and U.S. GAAP (continued)

(5) Sale of Royalty Interests

     Under U.K. GAAP, payments received from a third party to fund the internal research and development of products in return for the sale of a portion of potential future royalty streams from a selection of products are reflected within other operating income when the risk of reimbursement has effectively been transferred to the third party. Under U.S. GAAP, Emerging Issues Task Force (EITF) 88-18, ‘Sales of Future Revenues’ requires such payments to be recorded as debt where there is continuing involvement in the generation of the cash flows due to the third party. The U.S. GAAP adjustment includes the reversal of revenue from third parties recorded under U.K. GAAP as well as the accrued interest on the outstanding funding liability balance.

(6) Employee Benefit Trust

     Under U.K. GAAP shares of the Company’s stock held by the SkyePharma PLC General Employee Benefit Trust are recorded at cost and accounted for as investments. The value of the investment is reduced based on the cost of the shares that are allocated to certain executive directors and other senior executives under the Deferred Share Bonus Plan. Under U.S. GAAP, shares of the Company’s stock purchased by the Employee Benefit Trust are accounted for at cost as treasury shares which reduce shareholders’ funds. Gains or losses arising on subsequent issuance of the shares to employees are recorded as adjustments to shareholders’ funds.

(7) Financial Instruments

     Under U.K. GAAP, periodic gains and losses on interest and foreign currency derivatives are not recognized in the income statement until the operational transactions to which they are linked occur. For U.S. GAAP reporting purposes, on January 1, 2001 the Group adopted Financial Accounting Standard No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) as amended by FAS 137 and FAS 138. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively, referred to as derivatives) and for hedging activities. FAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in fair values are recorded in earnings or other comprehensive income, depending on whether the derivative instrument is part of a hedge transaction and, if it is, the type of hedge transaction. FAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

     The Group has also reviewed its contractual arrangements for the existence of embedded derivatives that should be separately accounted for under FAS 133. If embedded derivatives are identified as a result of this review, they are recorded separately from their host contracts at fair value, with changes in fair value recognized in current earnings. The Group did not identify any such embedded derivatives as of January 1 or December 31, 2001.

     Accordingly, under U.S. GAAP all derivative instruments have been recorded on the balance sheet at fair value upon adoption of FAS 133. The Company did not designate any of its derivatives as qualifying hedge instruments under FAS 133. In accordance with the transition provisions of FAS 133 on January 1 2001, the Company recorded a cumulative-effect-type adjustment of £643,000 within Other Comprehensive Income in connection with certain foreign currency derivative instruments. During 2001 the Group reclassified within earnings all the transition adjustment that was recorded in Other Comprehensive Income. In addition, the difference between the previous carrying amount of certain interest rate derivatives and their fair values has been reported as a cumulative-effect-type adjustment of net income of £820,000. The Group has also recognized an offsetting amount on the related hedged liabilities by adjusting their carrying amounts at that date. As a result, the net cumulative-effect-type adjustment of net income is nil. The adjustment of the carrying amount of the hedged liability has been amortized to earnings over the period of the derivative.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

31 Summary of Material Differences between U.K. and U.S. GAAP (continued)

(8) Deferred Taxes

     Under U.K. GAAP, deferred tax is recognized to the extent that it is probable that a tax liability will become payable or an asset will be recoverable in the foreseeable future. Under U.S. GAAP, full provision is required for deferred tax liabilities and deferred tax assets including losses carried forward recognized subject to valuation allowances. Given the uncertainty of the recoverability of the Group’s tax losses carried forward, no deferred tax asset is recognized under U.K. GAAP and a valuation allowance has been provided in full for the deferred tax assets recognized under U.S. GAAP (December 31, 2001: £60,362,000; December 31, 2000: £48,294,000; December 31, 1999: £37,314,000). The breakdown of the potential deferred tax assets and additional tax disclosures are included in Notes 8 and 19 to the financial statements.

(9) Fixed Asset Investments

     Under U.K. GAAP, fixed asset investments are stated at cost or Directors’ valuation, less provision for impairment. Under U.S. GAAP, certain investments are classified as available for sale and stated at market value with unrealized gains or losses accounted for in shareholders’ funds. In the years to December 31, 2001, 2000 and 1999 there were no unrealized gains or losses accounted for in shareholders’ funds.

(10) Joint arrangements

     Under U.K. GAAP, where the Group has certain contractual agreements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own, they are accounted for as a joint arrangement. The Group includes its share of the assets, liabilities and cash flows in such joint arrangements measured in accordance with the terms of each arrangement which is usually pro-rata to the Group’s interest in the joint arrangement. Under U.S. GAAP, such arrangements are viewed as synthetic Joint Ventures and accounted for under the gross equity method. This difference does not have an impact on the overall net loss of the Group but under U.S. GAAP, selling and marketing costs and research and development costs would be reduced by £2,896,000 (2000: £2,250,000; 1999: £Nil) and £Nil (2000: £2,665,000; 1999: £1,849,000) respectively and be shown net as the Group’s share of the operating loss in the Joint Venture. The difference has no impact on the Group’s overall consolidated cash flow although under U.S. GAAP operating cash outflows would be £6,857,000 (2000: £4,915,000; 1999: £1,849,000) higher and cash outflows from investing activities would be £6,857,000 (2000: £4,915,000; 1999: £1,849,000) lower.

(11) Consolidated Cash Flow Statements

     The consolidated cash flow statements prepared in accordance with FRS 1 (Revised) presents substantially the same information as that required under U.S. GAAP, however, there are certain differences from U.K. GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

     Under U.K. GAAP, cash flows are presented separately for trading activities, returns on investments and servicing of finance, taxation, capital expenditure, acquisitions and disposals, management of liquid resources and financing activities. Under U.S. GAAP, however, only three categories of cash flow activities are reported, being operating activities, investing activities and financing activities. Cash flows from taxation and returns on investments and servicing of finance would, with the exception of dividends paid, be included as operating activities under U.S. GAAP. Cash flows from capital expenditure, acquisitions and disposals would be combined as investing activities under U.S. GAAP.

     Under U.S. GAAP, cash and cash equivalents do not include overdrafts, but do include investments with remaining maturities of less than 3 months when acquired.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

31 Summary of Material Differences between U.K. and U.S. GAAP (continued)

     Set out below, for illustrative purposes, is a summary consolidated statement of cash flows under U.S. GAAP.

	Year to December 31, 1999	Year to December 31, 2000	Year to December 31, 2001
	£’000	£’000	£’000

Net cash used in operating activities	(15,313)	(11,196)	4,035
Net cash used in investing activities	(11,195)	(15,650)	(14,938)
Net cash provided by financing activities	9,446	55,501	(5,267)

Net (decrease)/increase in cash and cash equivalents	(17,062)	28,655	(16,170)
Cash and cash equivalents at beginning of year	30,925	13,674	42,878
Exchange adjustments	(189)	549	184

Cash and cash equivalents at end of year	13,674	42,878	26,892

(12) Earnings per share

     Diluted “earnings per share” (EPS) is not presented since the group reported a net loss under U.S. GAAP and the common equivalent shares from warrants, stock options and contingent issuance of shares would have an antidilutive effect on earnings per share. There is no difference between the net loss for computing basic and diluted loss per share. The effect of securities that could potentially dilute basic EPS in future are set out below:

	Year to December 31, 1999	Year to December 31, 2000	Year to December 31, 2001
	Number	Number	Number

Stock outstanding in terms of basic earnings per share	467,214,000	508,228,000	526,250,000
‘B’ Warrants outstanding	5,870,906	5,674,550	5,652,542
‘C’ Warrants outstanding	1,800,000	1,800,000	—
Warrants assumed from SkyePharma Inc.	1,679,864	2,054,825	—
Employee stock options outstanding	27,787,313	26,316,828	34,724,115
Convertible debentures	227,587	—	—
Convertible bonds	—	45,000,000	71,566,265

Stock outstanding in terms of diluted EPS	504,579,670	589,074,203	638,192,922
Contingent shares relating to Krypton consideration (see note 23; Shares and Warrants to be issued)	7,500,000	7,500,000	7,500,000
Contingent warrants relating to Krypton consideration (see note 23; Shares and Warrants to be issued)	750,000	750,000	750,000
Contingent shares relating to Jago consideration (see note 23; Shares and Warrants to be issued)	30,000,000	—	—
Deferred ‘A’ and ‘B’ Shares relating to Jago consideration (see note 22; Share Capital)	—	24,000,000	24,000,000

	542,829,670	621,324,203	670,442,922

     Contingent shares and warrants to be issued relating to Krypton and Jago have been set out above. While these are potentially dilutive, they would not be used for calculating diluted EPS under U.S. GAAP as the amount is not determinable beyond reasonable doubt.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

31 Summary of Material Differences between U.K. and U.S. GAAP (continued)

     In March 1998, the Company issued convertible unsecured debentures (the “Debentures”) and ‘C’ Warrants. The aggregate number of shares which would have been issued under the terms of the Warrants and Debentures would not have exceeded 30,000,000. The Debentures issued had an aggregate principal amount of U.S.$18,576,359 and were due February 2001 with the option to convert at any time prior to that. During the first six months, conversion could only have taken place at a price of 90 pence per share. Thereafter, the subscription price depended on the share price during the 20 day period prior to subscription subject to a maximum of 90 pence per share. The Warrants could have been converted to shares at an exercise price of 120 pence per ordinary share at any time up to three years from issue. All Debentures were converted in the six months ended June 30, 2000. On March 11, 2001 the ‘C’ Warrants lapsed, unexercised.

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

     The contingent events determining the conversion of the Deferred ‘A’ and ‘B’ Shares into ordinary shares are described in Note 22: Share Capital.

II.  Additional disclosures

     The following disclosures are included to comply with the United States Securities and Exchange Commission’s regulations for foreign registrants. As indicated, certain disclosures are presented on a U.K GAAP measurement basis.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

31  Summary of Material Differences between U.K. and U.S. GAAP (continued)

(1)  Acquisition of RTP

     For U.S. GAAP purposes, the Group has determined the fair values of the net assets acquired as of each acquisition date based on information currently available and on current assumptions as to future operations. The Group acquired RTP through two purchases in July and December 2001 and therefore, the Group has identified the cost of each investment, the fair value of the underlying assets acquired, and the goodwill for each step acquisition. The Group has obtained preliminary independent appraisals of the fair values of the acquired intangible assets and their remaining useful economic lives. The Group is also completing the review and determination of the fair values of the other assets acquired and liabilities assumed. Accordingly, the allocation of the purchase price is subject to revision, which is not expected to be material, based on the final determination of appraised and other fair values. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in each step acquisition:

	July 19, 2001 £’000	December 27, 2001 £’000

Current assets	9,992	6,602
Intangible assets	2,658	7,523
Tangible assets	2,451	2,017
Investments	4,672	2,220
Acquired in—process research and development costs	20,998	19,719
Goodwill	32,927	(2,204)

Total assets acquired	73,698	35,877

Current liabilities	4,776	2,701
Demand notes	3,657	3,598
Deferred taxes	2,500	2,999

Total liabilities assumed	10,933	9,298

Net assets	62,765	26,579

Equity interest acquired	40.2%	59.8%
Net assets acquired	25,232	15,894

Net consideration
Cash	3,529	—
Acquisition expenses	590	—
Shares of SkyePharma(1)	21,113	19,492
Demand notes acquired	—	(3,598)

Total	25,232	15,894

———————
(1)	It represents 26,189,061 and 23,770,306 shares of SkyePharma for the first and second purchase, respectively. Of the total number of shares, 8,059,268 (4,313,982 and 3,745,286 for the first and the second purchase, respectively) were issued subsequent to December 31, 2001 and therefore, under U.S. GAAP the value of those shares has been recorded as a liability. For the first purchase, the shares have been valued based on the average market price of the Company’s common shares over a short period before and after the terms of the acquisition were agreed to. For the second purchase, the shares have been valued given consideration to the provisions of EITF 97-15, “Accounting for Contingency Arrangements Based on Security Prices in a Purchase Business Combination”. As a result, the total consideration has been recorded at an amount equal to the target value of the consideration issued at the date of acquisition (i.e., the lowest total value at which additional consideration would not be required to be issued) as this amount is lower than the maximum number of shares that could be issued multiplied by the fair value per share at the date of the acquisition.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

31 Summary of Material Differences between U.K. and U.S. GAAP (continued)

     The intangible assets acquired were allocated as follows:

	July 19, 2001 £’000	December 27, 2001 £’000

Patents	2,658	7,523
Equity interest acquired	40.2%	59.8%
Net assets acquired	1,069	4,499

     The useful economic life of the acquired intangible assets is approximately 20 years. The £13.3  million of goodwill on the first purchase was assigned to the pharmaceutical reportable segment. The £1.3 million negative goodwill on the second purchase was allocated as a pro rata reduction of the amounts assigned to the non current assets acquired and the acquired in-process research and development costs. Goodwill is non-deductible for tax purposes.

     In connection with the acquired in-process research and development (IPR&D) £18.9 million was expensed in the period ended December 31, 2001 as the IPR&D projects had not reached technological feasibility nor had any alternative future use. This amount represents the valuation of the IPR&D at each acquisition date less the allocation of a portion of the negative goodwill on the second purchase. RTP was in the process of applying its Insoluble Drug Delivery (‘IDD’) technology to several products, including propofol, fenofibrate and busulfan. Each of these in-process IDD formulated drugs were analysed and valued separately using the income approach. The income approach includes an analysis of the markets, projected cash flows, and technical and commercial risks associated with achieving such cash flows. The estimated cash flows were projected over periods ranging from 15 to 20 years after the acquisition dates, and were discounted at rates ranging from 20% to 25% in order to determine the present value. The discount rates were selected on a project-by-project basis and were based on the Group’s weighted average cost of capital adjusted for the risks associated with the fact that RTP had yet to obtain FDA approval for its drug delivery technology, estimated growth, profitability, technical and commercial risks of the acquired IPR&D projects. Should the development of the products incorporating the acquired technology be completed successfully, the Company anticipates that the products could begin to generate cash flows over the 3 year period following the acquisitions. However, development of these technologies remains a significant risk due to the remaining effort to achieve technological feasibility. The valuation of the acquired IPR&D also gave consideration to the stage of completion of the projects at the time of the acquisition and the degree to which the projects relied on prior, existing technology. With respect to the stage of completion, propofol and busulfan were in Phase II and fenofibrate was in Phase I. All other products were at a similar, or earlier, stage of completion.

Reasons for the acquisition

     RTP was acquired for its IDD technology, its late stage proprietary product pipeline available for outlicensing, its third party clients and client products that are different but complimentary to the Group’s and the match between SkyePharma and RTP’s solubilization intellectual property.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

31 Summary of Material Differences between U.K. and U.S. GAAP (continued)

Pro forma financial data

     The following unaudited pro forma financial information for the years ended December 31, 2001 and 2000 has been prepared in accordance with U.K. GAAP, and assumes the RTP acquisition occurred as at the beginning of the respective periods, after making certain adjustments, including the amortization of intangible assets. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations that may occur in the future or that would have occurred had the acquisition of RTP been affected on the dates indicated. The unaudited pro forma amounts do not consider synergies resulting from acquisitions and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on the date indicated, or which may result in the future.

	Year to December 31, 2000	Year to December 31, 2001
	£’000	£’000
	(unaudited)	(unaudited)

Turnover	24,950	48,499
Net loss	(32,508)	(15,810)
Basic and diluted loss per Ordinary Share	(5.9p)	(2.8p)

(2) Concentration of credit risk, major customers and suppliers

     Financial instruments that potentially subject the Group to concentration of credit risk consist primarily of cash and cash equivalents and short-term bank deposits.

     The Group places its cash and cash equivalents and short-term bank deposits through high credit quality financial institutions diversifying its holdings of short-term financial instruments across a range of money market instruments of a variety of counter parties and, by policy, limits the amount of credit exposure with any one counter party.

     The Company normally enters into several agreements to conduct its business including research and development, manufacturing and distribution and royalty contracts. The Company’s customers are primarily pharmaceutical and biotechnology companies. In 2001, 2000 and 1999, 1%, 9% and 14% of total revenues respectively are manufacturing fees invoiced to Wyeth-Ayerst International Inc. and affiliated companies. In 2001 the Company had revenue from research and development contracts with three third parties (2000: one; 1999: nil) representing 59% of total revenues (2000: 38%; 1999: 0%), where revenue derived from each party individually represented over 10% of total revenues in each year. In February 2002, the affairs of a major customer were placed into administration. The marketing rights of this customer were transferred to two third parties. Royalties receivable in 2001, 2000 and 1999 relate predominantly to one customer.

     The Company currently relies on a limited number of suppliers for materials used to manufacture its DepoFoam products. Some of these materials are purchased only from one supplier. If the Company cannot obtain the materials it needs from its existing suppliers, the Company may not be able to access alternative sources of supply within a reasonable period of time or at commercially reasonable rates. However, whilst regulatory requirements applicable to drugs tend to make the substitution of suppliers costly and time-consuming the Company is likely to be able to gain access to alternative supplies.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

31 Summary of Material Differences between U.K. and U.S. GAAP (continued)

(3) Recent U.S. GAAP Pronouncements

     In July 2001 the FASB issued Statement No. 141, ‘Business Combinations’, and Statement No. 142 ‘Goodwill and Other Intangible Assets’ which are required to be implemented with effect from July 1, 2001 and January 1, 2002, respectively. FASB Statement No. 141 requires that all business combinations be accounted for under the purchase method. FASB Statement No. 142 requires that goodwill will no longer be amortized over its estimated useful life. The Group must instead identify and value its reporting units for the purpose of assessing, at least annually, potential impairment of goodwill allocated to each reporting unit. Additionally, the Group will need to reassess the useful lives of existing recognized intangible assets. Intangible assets deemed to have indefinite lives will no longer be amortized, instead tested annually for potential impairment. Separate intangible assets with finite lives will continue to be amortized over their useful lives. The Group will adopt SFAS 142 prospectively as of January 1, 2002. Since an extensive effort is needed to adopt SFAS 142, it is not yet practical to fully estimate the impact of adopting SFAS 142 on the Group’s financial statements. At December 31, 2001, the Group had unamortized goodwill of approximately £142.9 million under U.S. GAAP. Total goodwill amortization was approximately £8.6 million for the year ended December 31, 2001 which will not be incurred in 2002 under U.S. GAAP.

     In August 2001, the FASB issued FASB Statement No. 143, ‘Accounting for Obligations Associated with the Retirement of Long-Lived Assets’. This standard will be effective for the Group’s fiscal year beginning January 1, 2003. The standard requires that such obligations be capitalized as part of the assets’ cost at the time of initial recognition, with the related liability discounted to its fair value at the date of recognition. The income statement impact of adopting this standard will be presented as a cumulative effect of a change in accounting principle. The Group is assessing the impact that this new standard will have on its financial position and results of operations.

     In October 2001, the FASB issued Statement of Financial Accounting Standards No. 144, ‘Accounting for the Impairment of Disposal of Long-Lived Assets’ (SFAS 144). SFAS 144 supersedes SFAS 121, ‘Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of’. SFAS 144 develops an accounting model, based on the framework previously established in SFAS 121, for long-lived assets to be disposed of by sale. The accounting model applies to all long-lived assets, including discontinued operations, and it supersedes the provisions of APB Opinion No. 30, ‘Reporting Results of Operations – Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions’, for disposal of segments of a business. SFAS 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. SFAS 144 also broadens the definition of discontinued operations. The Company will adopt SFAS 144 from January 1, 2002, and is currently assessing the impact that this new standard will have on its financial position and results of operations.

     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (FAS 145). This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequent in Opinion 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. FAS 145 is effective for fiscal years beginning after May 15, 2002; however, certain sections are effective for transactions occurring after May 15, 2002. The Company does not expect the adoption of this standard to have a material effect on its financial statements.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

31 Summary of Material Differences between U.K. and U.S. GAAP (continued)

(4) Leases

     The Group leases certain tangible assets under long-term arrangements. As of December 31, 2001 the approximate future minimum lease payments under non-cancellable leases that have initial or remaining non-cancellable lease terms in excess of one year are as follows:

Year ending December 31,	Finance £’000	Operating £’000

	944	4,114
2003	877	3,395
2004	27	3,454
2005	4	3,549
2006	—	2,285
Thereafter	—	22,951

Total minimum lease payments	1,852	39,748
Less interest payable under finance leases	(132)	—

	1,720	39,748

     At December 31, 2001 total future minimum rentals under non-cancelable sub leases were £1,143,000.

(5) Commitments

     The Group conducts R&D activities under a number of collaboration arrangements with pharmaceutical companies to develop products utilizing its technologies. These activities are conducted under varying fixed price or cost plus arrangements which are designed to permit the Group to recover its development costs. The Group does not have any actual or contingent obligations to deliver successful results under any of these arrangements, and amounts earned under these contracts are not refundable, even if the research effort is unsuccessful. Except as described below, the Group does not consider any individual contract to be significant.

Oral

     The Company is currently receiving significant royalty revenues under two collaborative arrangements for its Geomatrix technology: Xatral OD and Paxil CR. Under the terms of these agreements, each of the development partners bore all of the costs of research and development according an agreed budget and are obligated to pay the Company continuing royalties of between 1.5% and 5% of net sales. In return, the Company granted the development partners exclusive licenses to use the Geomatrix technology in these products throughout the world. The license agreement for Xatral OD was signed in May 1999 with Sanofi-Synthelabo. The license agreement for Paxil CR was signed in March 1996 with SmithKline Beecham plc (now part of GlaxoSmithKline).

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

31 Summary of Material Differences between U.K. and U.S. GAAP (continued)

     The only collaborative arrangement involving Geomatrix technology in which the Company is responsible for conducting clinical trials is the development and licensing agreement for a once-daily version of Requip (ropinirole) with GlaxoSmithKline, which was entered into in September 1999 with SmithKline Beecham (now part of GlaxoSmithKline). Under the terms of the agreement with GlaxoSmithKline the Company is responsible for all development activities for Requip oral controlled release tablets up to regulatory filing, in collaboration with GlaxoSmithKline. As part of the agreement, GlaxoSmithKline made an equity investment of £4.9 million in the Company and will pay milestone payments at intervals up to product approval, including an up-front payment. In December 2001, the Company agreed with GlaxoSmithKline to amend the 1999 license for Requip to take account of additional activities that had been undertaken by SkyePharma. Under the terms of the amendment, the timeline of certain milestone payments was renegotiated together with additional development revenues to reimburse SkyePharma for the additional activities. On commercialization of once-daily Requip, the Company will receive royalties on future product sales. GlaxoSmithKline will take responsibility for preparing and pursuing all necessary regulatory approvals. The once-daily version is in Phase II clinical trials.

     The Company has a development and license agreement for Dilacor XR, signed in 1998 with Rorer, a member of the Rhône Poulenc Rorer Group (now part of Aventis Pharma). In 1997, Rorer granted to Watson Laboratories, Inc. (with the consent of the Company) exclusive rights to market, advertise, promote, sell and distribute Dilacor XR. The grant of rights to Watson Laboratories does not affect any entitlements of the Company or any of the material terms of the collaborative arrangement.

Injectable

     In March 1994, DepoTech (renamed SkyePharma Inc.) entered into a collaboration agreement with Chiron. The objective of the collaboration is to develop and commercialize DepoCyt for use in the treatment of neoplastic meningitis from lymphomas and solid tumors, and to explore the use of DepoTech’s DepoFoam for certain other Chiron compounds. The Chiron agreement, as amended, grants Chiron rights to market and sell DepoCyt in the U.S. Chiron has funded, and is obligated to fund, 50% of the clinical development expenses in the U.S. Canadian registration expenses and the cost of clinical trials required in Europe were funded by Chiron until June 1997, when the Chiron agreement was amended in connection with the agreement with Pharmacia & Upjohn (now known as Pharmacia Corporation) described below. SkyePharma Inc. will manufacture DepoCyt, Chiron will market, sell, and distribute DepoCyt in the U.S., and the parties will share all profits equally. The Company will also fund 50% of the sales and marketing expenses incurred for DepoCyt. Chiron also has a right of first refusal to obtain a license to alternate DepoFoam formulations of cytarabine under terms and conditions to be negotiated in the future. Following an evaluation of the markets and certain other factors, DepoTech and Chiron mutually agreed not to further develop certain additional generic cancer compounds named in the Chiron agreement.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

31 Summary of Material Differences between U.K. and U.S. GAAP (continued)

     In June 1997, DepoTech and Chiron amended their agreement, and SkyePharma Inc. repurchased rights to DepoCyt in Canada and Europe from Chiron for aggregate cash payments of up to $13.7 million, of which $2.0 million was expensed and paid to Chiron in December 1997. The remaining $11.7 million originally was payable upon the earlier of six months following U.S. or European regulatory notification that the application to market or sell DepoCyt is approvable or approved. In March 1999, SkyePharma Inc. and Chiron further amended the agreement with Chiron, such that SkyePharma Inc. issued a note payable for $9.7 million on receipt of FDA approval of DepoCyt on April 1, 1999. During 2000 SkyePharma and Chiron amended the March 1999 agreement whereby SkyePharma Inc. would have issued a note payable for $3.5 million to Chiron upon the filing of an application for DepoCyt for pediatric indications in the U.S. Under the amendment dated October 4, 2000, this note became payable on the earlier of the filing of an application for DepoCyt for pediatric indications in the U.S. or the date on which Phase IV clinical trials, required by the FDA as a condition of product approval, commenced. The $3.5 million note was issued in December 2000. The notes are secured on the rights to DepoCyt and bear a floating rate of interest based on LIBOR. At December 31, 2001 $5.5 million (£3.8 million) was outstanding on the Chiron loan notes. The principal amounts are payable on June 30, 2002 for the first tranche and in equal instalments on June 30, 2002 and 2003 for the second.

     Both the Company and Chiron have the ability to terminate a portion or all of the collaboration at certain intervals and with advance notice.

     In July 1997, DepoTech entered into a marketing and distribution agreement with Pharmacia & Upjohn (now known as Pharmacia Corporation). Under the agreement, Pharmacia Corporation acquired rights to market and sell DepoCyt in countries outside the United States. Pharmacia Corporation would generally be responsible for submitting regulatory filings, and for labeling, packaging, distributing, marketing and selling DepoCyt in this territory. SkyePharma Inc. would manufacture DepoCyt and receive a share of the net sales of this product from Pharmacia Corporation, if any. DepoTech received a cash payment of $2.0 million when the agreement was signed. The agreement also provides for reimbursement by Pharmacia Corporation of certain clinical trial expenses and regulatory fees incurred by SkyePharma Inc. In February 2000, the Company and Pharmacia Corporation renegotiated certain aspects of this agreement relating to milestone payments and reimbursement of clinical trials expenses. In addition, the Company recovered the rights to DepoCyt for Japan and Canada. In June 2000, Pharmacia Corporation notified the Company that it was terminating the 1997 Marketing and Distribution Agreement. Subsequently, Pharmacia Corporation assigned the European marketing application to the Company and the Company continued to pursue the European marketing approval. In April 2001, the Company received notification that the European Committee on Proprietary Medicinal Products (“CPMP”) had recommended the granting of marketing authorization for DepoCyte, for the treatment of neoplastic meningitis from lymphomas. The CPMP’s recommendation was forwarded to the European Commission for ratification. In June 2001, the Company licensed the marketing and distribution rights for DepoCyte in Europe and the Philippines to Elan Pharma International Limited, an affiliate of Elan Corporation PLC (“Elan”). Under the terms of the agreement, SkyePharma received a $10  million signing fee and will receive significant milestone payments on commercialization of DepoCyte and additional milestone payments if DepoCyte reaches certain sales targets. These additional milestone payments could total $13 million. In addition, SkyePharma will manufacture and supply DepoCyte to Elan and will receive a supply price equal to a fixed percentage of net sales. In August 2001, the European Commission ratified the positive recommendation received from the CPMP by granting marketing authorization for DepoCyte through the European Union.

     In June 2000, the Company licensed the marketing and distribution rights for DepoCyt in Canada to Paladin Inc. and in June 2001, the Company licensed the marketing and distribution rights for DepoCyt in Japan and Taiwan to Nippon-Shinyaku.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

31 Summary of Material Differences between U.K. and U.S. GAAP (continued)

Inhalation

     In November 1998, the Company and Novartis agreed to jointly develop a new formulation of Novartis’ Foradil asthma drug using the Company’s multi-dose dry powder inhaler. The Company is responsible for development of the drug in its finished form, to include supplying both the powder and the device as a product to Novartis. Under the arrangement, Novartis has paid the Company a technology access fee of £0.4 million and has made an equity investment in the Company amounting to £6.1 million. Novartis has also agreed to pay the Company royalty income on future worldwide sales of the drug. In return, the Company has granted Novartis an exclusive worldwide license to market Foradil in the new delivery form.

     In March 2000, the Company announced that it had entered into a collaboration agreement with PA Recruitment Services Holding S.A. (part of the PA Consulting Group) for the development of a range of non-CFC propelled metered dose asthma products in conjunction with a breath-actuated inhaler. Under the terms of the collaboration, the Company will provide its expertise in non-CFC metered dose formulation and PA Consulting will provide its breath-actuated inhaler device currently under development. The original collaboration agreement terminated on December 31, 2001. A contract extension has been negotiated and was signed on June 13, 2002.

     On July 16, 2001, the Company and Arakis Ltd announced that they had entered into an agreement to jointly develop AD 313, a novel tissue-remodelling agent for treating COPD, using the Company’s proprietary inhalation formulation and device technology. The Company and Arakis will contribute proprietary intellectual property and know-how to the venture. The Company will contribute its proprietary inhalation formulation and device technology and expertise. Arakis will provide the initial AD 313 intellectual property along with clinical development expertise. The two companies will jointly fund AD 313, manage product development, and upon commercialization share rewards equally.

     On January 7, 2002, the Company announced exclusive agreements with AstraZeneca PLC to develop the next generation of AstraZeneca’s Pulmicort metered dose inhaler. The Company will apply one of its inhalation delivery technologies using hydro-fluoro alkane (“HFA”) as propellant to replace CFC’s in the currently marketed MDIs. Under the terms of the agreement, the Company will be responsible for all pre-clinical and clinical development, as well as compiling regulatory filings for marketing approval. The Company received a signing fee of £2 million and progress related payments could total up to $10 million once marketing approval is granted. AstraZeneca has also agreed to pay the Company royalty income on future net sales of the HFA-based product. The Company has already developed an internal formulation of budesonide, the active ingredient in Pulmicort that is pharmaceutically stable and suitable for use in an HFA-MDI. Phase I clinical studies on the AstraZeneca formulation are expected to commence in the second half of 2002.

Topical

     As set out above under “Drug Delivery Platforms – Topical – Approved Topical Products – Solaraze”, the Company entered into two agreements with Bioglan; for the manufacture, marketing and distribution of Solaraze in Europe and; for the license of marketing rights to the U.S., Canada and Mexico. As set out above, during 2001, SkyePharma agreed the transfer of rights to market Solaraze in the U.S., Canada and Mexico from Bioglan to Quintiles. On May 13, 2002, following negotiations with the Administrators of Bioglan, SkyePharma announced an agreement to transfer all rights to market Solaraze in Europe to Shire for a total consideration up to £15 million, plus royalties on European sales. Of this total consideration, £2.1 million is contingent on conditions including Solaraze’s launch in certain European countries.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

31 Summary of Material Differences between U.K. and U.S. GAAP (continued)
     In June 2000, SkyePharma entered into a research and development collaboration with Kings College London for the investigation of the use of HA as a carrier or vector for active substances in drug delivery applications, principally for administration by the topical route. The projects being pursued under this agreement are all at the pre-clinical stage of development.

Solubilization
     SkyePharma Canada has signed an exclusive agreement with Baxter Healthcare Corporation (“Baxter”) to collaborate on the use of the IDD technology for the formulation of injectable medications. Details of this collaboration are set out above under “Drug Delivery Platforms – Solubilization – Solubilization Products in Development – New Product Feasibility Programs”.

Other Collaborative Arrangements
     In January 2001, SkyePharma announced that it entered into an agreement with the Paul Capital Royalty Acquisition Fund, L.P. (“Paul Capital”) to develop DepoMorphine. Under the agreement, Paul Capital will provide a total of $30 million between 2000 and 2002, to fund the clinical development and regulatory submission of DepoMorphine, in return for the sale of a portion of potential future royalty and revenue streams from DepoMorphine, Xatral OD, Solaraze and DepoCyt. Between January 2003 and December 2014, Paul Capital will receive 15% of the annual royalties and revenues from the stated products up to an agreed ceiling. Once the predetermined ceiling is reached, the percentage participation will fall to 3% for the remainder of the period until December 31, 2014.

     In March 2002, SkyePharma announced that it had entered into a second agreement with Paul Capital. Under the terms of the agreement, Paul Capital will pay SkyePharma $30 million over the next two years, principally to fund the clinical development of propofol and HFA-formoterol. In return, Paul Capital will receive a portion of the future royalty and revenue streams from these, and seven other products from the Company’s pipeline. The seven products referred to are the lipid-lowering drug fenofibrate, an anti-cancer agent busulfan, an intravenious formulation of the anti-biotic oxytetracycline, oral budesonide to treat inflammatory bowel disease, HFA-budesonide and Foradil both treating asthma, and the anti-depressant Paxil CR. Between January 2002 and December 2015, Paul Capital could receive between 4% and 20% of the annual royalties and revenues from the total of nine products. Based on management’s current projections, the 20% rate will apply from 2004 to 2008. The percentage then falls, when an agreed return is achieved, to 12.5% until a second ceiling is reached, before falling to 4% for the remainder of the period until December 31, 2015. During 2002 and 2003, the 20% rate will be reduced based on the percentage of the total $30 million already funded. In addition, should the share of royalties received by Paul Capital not meet minimum returns, SkyePharma may issue SkyePharma ordinary shares up to a value of $7.5 million. The number of ordinary shares to be issued is capped based upon a minimum price of 55 pence per share. Also under the terms of these agreements, Paul Capital has been issued warrants carrying rights to subscribe for 5 million SkyePharma Ordinary Shares at an exercise price of 73.75 pence, representing a 25% premium to the average trading price for the five trading days immediately prior to the closing date.

     On May 14, 2002 SkyePharma announced its intention to enter a wide ranging strategic collaboration with Kowa Company Ltd., a leading Japanese company with substantial pharmaceutical interests, which proposes, under a Subscription Agreement signed on May 13, 2002, to make a strategic investment in SkyePharma. Kowa and SkyePharma have signed a separate non-binding Letter of Intent to evaluate Kowa’s acquisition of a 50% interest in SkyePharma’s manufacturing facility in Lyon.

SKYEPHARMA PLC
Notes to the Consolidated Financial Statements (continued)

31 Summary of Material Differences between U.K. and U.S. GAAP (continued)
     Kowa and SkyePharma have an active relationship involving the formulation and scaled-up manufacture for a new lipid-lowering agent NK-104 to support late-stage clinical development of the drug. The two parties now intend to strengthen their commercial relationship through NK-104 manufacturing.

     Following shareholder approval at an Extraordinary General Meeting held on June 7, 2002, Kowa will acquire 30 million ordinary shares of 10p each in SkyePharma for a total consideration of approximately £25.3 million. This represents a holding of around 5% after the investment. As part of its investment, Kowa will have the right to appoint a non-executive director to the board of SkyePharma.

     Kowa and SkyePharma have also identified areas of synergy to exploit further their respective product and development pipelines. Kowa’s sales and marketing experience should create opportunities to expand the market for SkyePharma’s products into both Europe and Japan. In addition, SkyePharma’s broad portfolio of drug delivery technology has the potential to create improved drugs from Kowa’s marketed products and development pipeline. SkyePharma and Kowa are already cooperating on an undisclosed project using SkyePharma’s enhanced solubilization technology.

Exhibit Index

The following exhibits are filed as part of this Form 20-F:

1.1	Memorandum and Articles of Association of SkyePharma PLC

	1.1.1	Memorandum of Association of SkyePharma PLC*

	1.1.2	Articles of Association of SkyePharma PLC, as amended on May 30, 2002

4.1	Directors and Officers Service Contracts

	4.1.1	Contract of employment between the Company and Donald Nicholson dated February 28, 1996*

	4.1.2	Contract of employment between the Company and Suzanne V. McLean dated May 24, 1999*

	4.1.3	Proforma letter of appointment in respect of the appointment of Non-executive Directors*

4.2	Share Purchase Plans

	4.2.1	The SkyePharma PLC Deferred Share Bonus Plan

4.3	Amendments to the 1996 Acquisition Agreement, dated April 7, 2000 and May 11, 2000, between Dr Jacques Gonella and SkyePharma PLC**

8.1	List of SkyePharma PLC’s subsidiaries

10.1	Consent of independent auditors

*	Incorporated by reference to the Company’s Annual Report on Form 20-F for the financial year ended December 31, 2000 (Commission File No. 0-29860)
**	Filed with the Company’s Annual Report on Form 20-F for the year ended December 31, 1999 (Commission File No. 0-29860)