Form 20-F
period 2003-12-31
SKYEPHARMA PLC
filed 2004-06-28
CIK 1018117

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 28, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2003 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from N/A to N/A
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

        Ordinary shares, nominal value 10p each 618,669,940

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒	No ☐
Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐	Item 18 ☒

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

        The Company publishes its consolidated financial statements expressed in pounds sterling. In this Annual Report, references to "pounds sterling", "£", "pence" or "p" are to the lawful currency of the United Kingdom; references to "U.S. dollars" or "$" are to the lawful currency of the United States; references to "Euro" or "€" are to the lawful currency of the members of the European Union that have adopted the single European currency; references to "$ Canadian" or "Cdn$" are to the lawful currency of Canada, references to "Swiss francs" or "Chf" are to the lawful currency of Switzerland and references to "Swedish Krona" or "SKr" are to the lawful currency of Sweden. Solely for the convenience of the reader, this Annual Report contains translations of certain pound sterling amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of pounds sterling into U.S. dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). No representation is made that pounds sterling have been, could have been or could be converted into U.S. dollars at the rates indicated or at any other rate.

        The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United Kingdom ("U.K. GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). For a description of the principal differences between U.K. GAAP and U.S. GAAP as they relate to SkyePharma and a reconciliation to U.S. GAAP of the Company's U.K. GAAP (loss)/profit for the years ended December 31, 2003, 2002 and 2001 and shareholders' funds at December 31, 2003 and 2002, see Note 32 of the Notes to the Consolidated Financial Statements included in Item 18 of this Form 20-F.

STATISTICAL DATA

        Except where otherwise indicated, figures included in this Form 20-F relating to pharmaceutical market sales are obtained from the Company's collaborative partners.

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

	High	Low	Period Average	Period End
1999	1.6765	1.5515	1.6146	1.6150
2000	1.6538	1.3997	1.5156	1.4955
2001	1.5045	1.3730	1.4382	1.4543
2002	1.6095	1.4074	1.5025	1.6095
2003	1.7842	1.5500	1.6450	1.7842
	High	Low
December 2003	1.7842	1.7200
January 2004	1.8511	1.7902
February 2004	1.9045	1.8182
March 2004	1.8680	1.7943
April 2004	1.8564	1.7674
May 2004	1.8369	1.7544

        On June 24, 2004 the Noon Buying Rate was $1.8216 per £1.00.

        For a discussion of the impact of exchange rate fluctuations on the Company's operating results, see "Item 5: Operating and Financial Review and Prospects – Operating Results".

PART I

Item 1: Identity of Directors, Senior Management and Advisers

        Not applicable

Item 2: Offer Statistics and Expected Timetable

        Not applicable

Item 3: Key Information

Selected Financial Data

        The selected financial data set forth below for the Company, for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 have been derived from, and should be read in conjunction with, the Company's Consolidated Financial Statements set forth beginning on page F-1. The Consolidated Financial Statements of the Company for the years ended December 31, 2001, 2000 and 1999 have been audited by PricewaterhouseCoopers, independent Chartered Accountants. The Consolidated Financial Statements of the Company for the years ended December 31, 2003 and 2002 have been audited by PricewaterhouseCoopers LLP, independent Chartered Accountants.

        The selected financial data has been prepared on the basis of U.K. GAAP, which differs in certain significant respects from U.S. GAAP. A description of these differences and a reconciliation to U.S. GAAP of the Company's U.K. GAAP (loss)/profit for the years ended December 31, 2003, 2002 and 2001 and shareholders' funds at December 31, 2003 and 2002 are set out in Note 32 to the Consolidated Financial Statements.

        For exchange rate information, see "Exchange Rate Information" on page 4 of this Form 20-F. Solely for the convenience of the reader, the pound sterling amounts as of and for the year ended December 31, 2003 have been translated into U.S. dollars at the Noon Buying Rate on December 31, 2003 of $1.7842 per £1.00.

        For a discussion of the impact of exchange rate fluctuations on the Company's operating results, see "Item 5: Operating and Financial Review and Prospects – Operating Results".

        The following table sets forth selected consolidated financial information as of and for the five years ended December 31, 2003.

SkyePharma PLC

	Year ended December 31,
Consolidated Income Statement Data	1999		2000		2001		2002		2003		2003
	(in thousands, except per share data)
U.K. GAAP(1)
Turnover (2)	£17,739		£24,292		£46,126		£69,573		£53,152		$94,834
Cost of sales	(14,854)		(15,598)		(18,820)		(24,830)		(29,786)		(53,144)

Gross profit	2,885		8,694		27,306		44,743		23,366		41,690
Selling, marketing & distribution expenses	(3,161)		(3,844)		(4,804)		(4,769)		(4,348)		(7,758)
Administration expenses	(12,584)		(12,630)		(16,025)		(20,192)		(34,143	)(3)	(60,918	)(3)
Research and development expenses	(6,728)		(13,104)		(17,918)		(29,285)		(30,520)		(54,454)
Other operating income	—		2,900		6,342		14,219		6,126		10,930

Group operating (loss)/profit	(19,588)		(17,984)		(5,099)		4,716		(39,519)		(70,510)
Share of operating (loss)/profit in Joint Venture	(48)		—		—		—		—		—
Associated undertaking	—		—		(578)		—		—		—

Total operating (loss)/profit	(19,636)		(17,984)		(5,677)		4,716		(39,519)		(70,510)
Reversal of provision for loss on disposal of fixed asset investment	381		—		—		—		—		—

(Loss)/profit on ordinary activities before interest and taxation	(19,225)		(17,984)		(5,677)		4,716		(39,519)		(70,510)
Interest receivable	1,364		1,806		1,251		1,081		1,029		1,836
Interest payable	(1,391)		(3,508)		(4,951)		(4,464)		(4,493)		(8,016)
Taxation	(132)		(4)		(75)		(224)		(240)		(428)

Net (loss)/profit(2)	£(19,414)		£(19,690)		£(9,452)		£1,109		£(43,223)		$(77,118)

Basic weighted average number of shares(4)	467,214		508,228		526,250		577,018		609,855		609,855
Diluted weighted average number of shares(4)	467,214		508,228		526,250		597,095		609,855		609,855
Basic and diluted (loss)/profit per ordinary share(4)	(4.2	)p	(3.9	)p	(1.8	)p	0.2	p	(7.1	)p	$(0.127)
U.S. GAAP(1)
Turnover	£17,739		£24,103		£44,192		£42,586		£66,538		$118,717
Group operating loss	£(28,440)		£(26,953)		£(27,517)		£(36,205)		£(23,632)		$(42,164)
Net loss under U.S. GAAP	£(28,218)		£(29,201)		£(43,868)		£(45,261)		£(37,084)		$(66,165)
Basic and diluted net loss per share(4)	(6.0	)p	(5.7	)p	(8.3	)p	(7.8	)p	(6.1	)p	$(0.109)
Principal Reconciling Differences to U.S. GAAP
Purchase accounting and goodwill	(8,804)		(5,146)		(24,672)		(328)		6,241		11,135
Sale of royalty interest	—		(2,900)		(7,564)		(19,405)		(12,591)		(22,465)
Revenue recognition	—		(189)		(1,934)		(26,987)		13,386		23,883
Other reconciling items	—		(1,276)		(246)		350		(897)		(1,600)

(1)
All results, under U.K. GAAP and U.S. GAAP, represent continuing operations.

(2)
RTP Pharma Inc. ("RTP") was acquired on December 27, 2001. During the period December 27, 2001 to December 31, 2001 RTP made no contribution to turnover and contributed a loss of £39,000 to the Company's net loss. In the period from July 19, 2001 to December 27, 2001, SkyePharma owned 40.2% of RTP and the results of its operations were included in "Results from associated undertakings". On December 27, 2001 SkyePharma achieved control of RTP. RTP was renamed SkyePharma Canada Inc. on April 24, 2002. In 2002, SkyePharma Canada Inc. contributed revenue of £3.9 million, but negatively impacted the full year results by £1.9 million (2001: £0.6 million) primarily due to the amortization of goodwill.

(3)
Administrative expenses in 2003 include an exceptional charge of £9.5 million. This includes a restructuring charge of £2.7 million relating to costs in connection with staff reductions arising from the reorganization of the Company's research and development operations and other business functions. The exceptional charge also includes a further non-cash charge of £4.0 million in respect of the impairment of intellectual property and tangible fixed assets related to the reorganization. In addition, £1.6 million relates to a write-down in the value of investments. A further £1.2 million of the charge relates to the settlement of a licensing dispute.

(4)
The Company has calculated net (loss)/profit per share data using the weighted average number of shares issued and outstanding for each period as set out in the table above. Basic and diluted (loss)/profit per ordinary share are set out in the table above. In the years ended December 31, 1999 to 2001 and 2003, there is no difference between basic and diluted (loss)/profit per share since all potential ordinary shares including convertible bonds, warrants and options are anti-dilutive. In 2002 there is a difference between basic and diluted (loss)/profit per share due to the existence of dilutive potential ordinary shares at December 31, 2002. Since the number of dilutive potential ordinary shares at December 31, 2002 is small, basic and diluted (loss)/profit per share are the same when expressed to one decimal place.

        For information on acquisitions during the years ended December 31, 2002 and December 31, 2001, see Note 29 of the Notes to the Consolidated Financial Statements.

SkyePharma PLC

	As of December 31,
Consolidated Balance Sheet Data	1999	2000	2001	2002	2003	2003
	(in thousands, except number of shares)
U.K. GAAP
Fixed assets	£83,591	£112,374	£157,391	£165,421	£161,130	$287,488
Cash and short term bank deposits	13,674	42,878	26,892	28,061	23,240	41,465
Total assets	106,734	163,825	200,583	231,906	202,305	360,953
Net Assets(1)	72,057	68,952	95,145	124,270	86,265	153,914
Share Capital	49,409	54,132	58,402	62,546	63,067	112,524
Number of shares	494,086,980	517,322,768	560,023,339	613,458,067	618,669,940	618,669,940
U.S. GAAP
Total assets	197,557	290,317	306,121	330,907	303,499	541,503
Net Assets(1)	157,362	145,929	142,570	138,530	101,732	181,510

(1)
Net Assets is equivalent to shareholders' funds.

        For a reconciliation of the Company's U.K. GAAP shareholders' funds to U.S. GAAP, see Note 32 of the Notes to the Consolidated Financial Statements.

RISK FACTORS

        The Company is exposed to certain risks that arise from the activity of developing and manufacturing drug products.

Extensive government regulation may cause increased costs and delays in developing and marketing products

        The Company is subject to extensive government regulation. The U.S. Food and Drug Administration ("FDA"), the European Medicines Agency ("EMEA") and other national regulatory authorities require rigorous pre-clinical testing, clinical trials and other approval procedures for human drugs. Numerous regulations also govern the manufacturing, safety, labeling, storage, record keeping, reporting and marketing of human drugs. These requirements vary widely from country to country and the time required to complete pre-clinical testing and clinical trials and to obtain regulatory approvals to sell drugs is uncertain. The process of obtaining these approvals and complying with applicable government regulations is time consuming and expensive. If the FDA or other national regulatory authorities require additional clinical trials, the Company could face increased costs and significant development delays before the Company will be able to sell its products commercially. In addition, changes in regulatory policy or additional regulations adopted during product development could also result in delays or rejections in obtaining market approvals from health authorities.

        Most of the products that the Company develops will require a new drug application ("NDA") filing with the FDA before they can be marketed in the United States. Based on current practice, the Company expects that it will take less than two years from the date of filing for the FDA to approve an NDA for a product formulation, although the Company cannot predict the exact time required or the outcome of the approval process with any certainty.

        A number of products using the Company's technologies have not yet been approved for marketing by regulators. These product candidates are at various stages of development, ranging from pre-clinical studies to Phase III clinical trials and those that have been filed for approval. The Company cannot be certain that it will obtain further regulatory approvals of any of such products. Potential products will require expensive and lengthy testing and regulatory clearances before they can be sold commercially. Products may not prove safe and effective in clinical trials, meet applicable regulatory standards, or be capable of being made at acceptable cost or successfully commercialized. Even if the FDA and other regulatory authorities approve potential products for marketing, the products still may not achieve broad market acceptance. In addition, pre-clinical or clinical testing may not accurately predict safety or effectiveness in broader human use.

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

        The Company has obtained product liability insurance in respect of the pharmaceutical products the Company is developing in conjunction with the Company's collaborative partners although the Company generally relies on indemnity provisions in its agreements with such partners to protect the Company against the possibility of product liability claims. This product liability insurance also covers liabilities associated with the commercial sale of products marketed by third parties using the Company's technology.

        The Company has also obtained clinical trial product liability insurance for current human clinical trials and bio-equivalence studies involving its products under development and the Company intends to obtain insurance for future clinical trials and bio-equivalence studies of additional products under development. The Company cannot be certain, however, that it will be able to obtain or maintain any such insurance.

        The Company believes that its product liability insurance, together with the indemnity provisions in its collaborative agreements, is adequate for current operations. However, the coverage limits of the Company's insurance or the indemnity provisions in the Company's collaborative agreements may not be adequate to cover all potential claims. Product liability insurance is expensive and may be difficult to obtain or maintain on commercially reasonable terms. A successful claim against the Company in excess of the Company's insurance coverage or outside the scope of the indemnity given by its collaborative partners could adversely affect the results of operations.

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

The Company's results of operations tend to fluctuate

        The Company's operating revenues principally derive from contract development. Contract development revenues include milestone payments and that portion of the Company's research and development expenses that the Company charges to its partners pursuant to collaborative arrangements with these partners. The amount of the Company's contract development revenue in any given period will depend on a number of unpredictable factors, including scientific developments, the ability of the Company to find suitable partners, the timing of the negotiation and conclusion of agreements with such partners, whether and when the Company achieves milestones agreed with its partners, such as the timing of regulatory approvals and the market introduction of new products, and other factors. As a result, the Company's results of operations tend to fluctuate materially on a monthly, semi-annually and yearly basis. The Company believes that its revenues will continue to fluctuate in the near to medium term as a result of the factors described above.

The Company may not achieve or sustain profitability

        In 2002, SkyePharma reported a full year net profit for the first time. In 2003, SkyePharma reported a full year net loss of £43.2 million. As a result of this loss, the Company's consolidated net assets at December 31, 2003 declined to £86.3 million, compared with £124.3 million at December 31, 2002. The loss in 2003 was caused by the fact that three key new deals that the Company had expected to enter into during 2003 were not concluded in that year, delaying the receipt of contract development revenues. Two of these deals have been concluded in 2004 whilst negotiations on the third continue to proceed. The timing of when the Company may achieve profitability is dependent upon the level of milestone payments and license fees received, the timing of contract development revenues and the amount of discretionary investment the Company chooses to make in furthering its own product portfolio and other factors, including those described below, and therefore the Company cannot assure you that it will be able to achieve or sustain profitability. See "Item 5: Operating and Financial Review and Prospects".

        Whether the Company will achieve or sustain profitability will additionally depend, among other things, on whether it will, alone or together with its partners, be able to:

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

The Company is dependent on Geomatrix™, DepoFoam™ and inhalation technologies as to which further successful development is uncertain

        The Company's ability to increase revenues and achieve profitability is largely dependent on its Geomatrix™, DepoFoam™, and inhalation technologies. Approximately 54% of the Company's revenues for the year ended December 31, 2003 derived from royalties, product sales, contract development and milestone payments relating to its Geomatrix™ technologies, approximately 20% derived from royalties, product sales, contract development and milestone payments relating to its DepoFoam™ technologies and approximately 18% derived from royalties, product sales, contract development and milestone payments relating to its inhalation technologies. In order to increase revenues from Geomatrix™, DepoFoam™, and inhalation technologies, the Company must continue to obtain new development contracts with third parties or develop, license and manufacture new formulations of commercially available drugs. The Company cannot assure you that it will be able to obtain such contracts or successfully develop new formulations internally.

        The Company has successfully developed six drug products incorporating four of its eight Geomatrix™ technologies which are currently on the market. The Company is also currently formulating additional products utilizing other Geomatrix™ technologies which have not yet been approved. One of these technologies, the Multiple Pulse System, has only been subject to limited in vivo (human) clinical testing. Consequently, the Company cannot be sure that drugs utilizing the Multiple Pulse System will be successfully formulated and approved.

        The Company has successfully developed two drug products incorporating DepoFoam™ technologies. The first, DepoCyt® was approved by the FDA in April 1999 and a second product DepoDur™ (previously referred to as DepoMorphine™), was approved by the FDA in May 2004.

        The Company is developing two advanced inhalation technologies to deliver medicines via a patient's lungs without relying on aerosol inhalers powered by chloro-fluoro-carbon ("CFC")-based propellants. The Company has successfully developed one drug product incorporating its inhalation technologies, the Foradil® Certihaler®, which received an approvable letter from the FDA in October 2003 and was approved by the Swiss Pharmaceutical Regulatory Authority in March 2004 and subsequently in Finland and Austria.

        The Company cannot assure you that it will be able to develop successfully future products using the Geomatrix™, DepoFoam™ or inhalation technologies. The development and formulation of oral and injectable controlled release and inhalation products is difficult and time-consuming. Each drug compound is different, and there can be no assurance that a drug delivery system that works with one product will work with another.

        Even after a product incorporating the Geomatrix™, DepoFoam™ or inhalation technologies has been successfully formulated and approved, its commercial success is not assured. In order to gain medical and commercial acceptance, a product generally must demonstrate some performance improvements and other benefits over products incorporating the same or similar drug compounds. In some cases, these benefits may be difficult to establish.

The failure by the Company's collaborative partners to fulfill their obligations to the Company to provide funding, obtain regulatory approvals and conduct marketing activities could adversely affect the Company's business

        The Company's ability to develop and market its present and future products depends in large part on its ability to maintain its existing, and enter into new, collaborations with third parties. If any of the Company's partners becomes insolvent or terminates or otherwise fails to fulfill its obligations with the Company, the Company's business could be adversely affected. In particular, the Company faces the following specific risks with respect to collaborative partners:

  •
  Funding.  The Company has entered into a number of collaborative arrangements with leading pharmaceutical companies for the development and commercialization of products using its technologies. Some of the Company's collaborative partners are, however, development stage companies whose business prospects are uncertain and who face similar risks as the Company. If the Company becomes unable to continue to obtain funding for its development activities through its collaborative arrangements or if its collaborative partners fail to make payments due under the development and commercialization agreements, the Company's business would be adversely affected.

  •
  Regulatory Approvals.  In addition, the Company generally depends upon its collaborative partners to secure the necessary regulatory approvals of new pharmaceutical formulations utilizing its technologies. In these cases, the Company has no control over the timing of the regulatory filings and in which countries they may be filed. Its partners may follow a regulatory strategy that does not maximize the royalty income that the Company will receive from its technologies. In addition, the Company's partners may choose not to file for regulatory approval of a product successfully formulated with the technologies. Even if the Company's partners do file for regulatory approval, they may fail to devote the necessary resources and expertise to secure the approval.

  •
  Marketing.  At present, the Company is not involved in the consumer marketing of new products formulated with its technologies and therefore depends on its collaborative partners for such marketing. The majority of the Company's partners are not obligated to market products incorporating its technologies, even if such products are successfully developed and approved. Although the Company has no reason to believe that its partners will not market a successfully developed and approved product, the Company cannot assure you that this will be the case. The Company's future revenues largely depend on the success of such marketing efforts, which are beyond its control. For example, Paxil CR™ was approved by the FDA in February 1999 but was not launched by GlaxoSmithKline PLC ("GlaxoSmithKline") until April 2002.

If the Company is unable to obtain additional funding on favorable terms, it would adversely affect the Company's research and development and ability to commercialize its products

        The Company's largest potential cash obligation in the forseeable future relates to the Convertible Bonds due 2005 in the amount of £59.4 million. The bonds are convertible at the option of the holder into ordinary shares at a conversion price of 83 pence at any time up to June 19, 2005. Unless previously redeemed or converted, the bonds will be redeemed by the Company at the principal amount on June 19, 2005. The Company is evaluating options in the event that the share price is not in excess of the conversion price of 83 pence prior to this date, including the refinancing of the bonds.

        If the Company's currently available funds and internally generated cash flow are not sufficient to satisfy its financing needs, the Company would be required to seek additional funding through other arrangements with corporate collaborators, through bank borrowings, through public or private sales of its securities, including equity securities or the renegotiation of the Convertible Bonds due 2005. Any such collaboration could result in limitations on the Company's ability to control the research, development and commercialization of resulting products, if any, as well as its profits therefrom. In addition, the terms of any future bank borrowings could place restrictions on the Company's ability to take certain actions, and any equity financing could result in dilution to the Company's shareholders. The Company does not currently have any committed sources of additional capital. There can be no assurance that the Company will be able to finance the Convertible Bonds due 2005 or that additional funds will be available on a timely basis, on favorable terms or at all, or that such funds, if raised, would be sufficient to permit the Company to continue to conduct its operations. If adequate funds are not available, the Company may be required to curtail significantly, or discontinue, one or more of its research and development programs.

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

  •
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

        The Company believes that patent and other intellectual property protection of its drug delivery and formulation technologies is important to its business and that its future performance will depend in part on its ability to obtain patents, maintain confidential and trade secret information and to operate without infringing the intellectual property rights of others.

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

        The Company has entered into a number of collaborative arrangements with leading pharmaceutical companies for the development and commercialization of products. In connection therewith, the Company shares certain of its proprietary knowledge with such collaborative partners. Although the Company's patents and other proprietary rights are designed to protect the Company from infringement by such collaborative partners, there can be no assurance that the Company's patents or other proprietary rights will prevent its collaborative partners from developing similar or functionally equivalent products. In addition, the Company's arrangements with its collaborative partners frequently contain representations, warranties and other assurances given by the Company regarding the scope of its own intellectual property and the non-infringement by the Company of intellectual property owned by third parties. If the Company were found to be in breach of any of these provisions, its partners could sue the Company for damages, which could have a material adverse effect on the Company's business, results of operations and financial condition.

        The Company engages in collaborations, sponsored research agreements and other arrangements with academic researchers and institutions, some of which have received and may receive funding from government agencies. Although the Company seeks to retain ownership of all intellectual property rights pertaining to inventions which may result from such collaborations, there can be no assurance that the governments, the institutions or researchers or other third parties will not have rights to such inventions to the extent permitted under applicable law.

        For more information on the Company's patents and proprietary rights, see "Patents and Proprietary Rights".

The Company may not be able to maintain its exclusive technology rights to DepoFoam™ from the Research Development Foundation

        The Company's DepoFoam™ business depends in part on its ability to continue to use technology rights that the Research Development Foundation ("RDF") assigned to a subsidiary of the Company, on an exclusive basis. Under the RDF agreement, RDF has the right to terminate the agreement or to convert the exclusive nature of the rights granted under the agreement into a nonexclusive right if the subsidiary does not satisfy its contractual obligations, including making certain minimum annual payments. RDF may also terminate the agreement if the subsidiary becomes bankrupt, breaches the agreement or contests the patents included in this technology. The termination of the subsidiary's agreement with RDF or its conversion to a nonexclusive agreement would adversely affect the Company's DepoFoam™ business. In April 2004, the Company entered into an amendment agreement with RDF pursuant to which certain commercial terms of the RDF agreement were re-negotiated. As part of the re-negotiation of these terms, 3.25 million SkyePharma ordinary shares were issued to RDF.

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

A failure to manage expansion effectively could adversely affect the Company's business

        Management of the Company's growth, as well as the commencement of commercial manufacturing and marketing of the Company's product candidates, will require continued expansion and improvement of the Company's systems and internal controls and an increase in the Company's manufacturing, marketing and sales operations. Any failure to manage growth effectively and on a timely basis could adversely affect the Company's business.

Any failure by the Company to fulfill its obligations to its collaborative partners in respect of manufacturing and any failure by the Company to enter into new, or maintain its existing, manufacturing arrangements could adversely affect the Company's business

        The Company has its own manufacturing sites in Lyon, France, Muttenz, Switzerland and San Diego, California. However, for the manufacture of certain of its existing products, and certain of those currently in development, including Foradil® Certihaler® and Propofol IDD-D™ , it will depend on manufacturing partners. If the Company loses one of its current manufacturing partners or fails to enter into agreements with new manufacturing partners, if it experiences delays in finding such partners or if it is unable to enter into commercially viable arrangements with them, its ability to manufacture its existing products and those in development and to meet its obligations in its existing collaborative arrangements, could be adversely affected.

A failure by the Company's manufacturing facilities to meet required standards could result in delays in manufacturing and additional costs

        Manufacturing operations take place at the Company's facilities in Lyon, France, Muttenz, Switzerland and San Diego, California. Limited manufacturing activities are conducted in Muttenz.

        The Company believes that each facility is substantially in compliance with current good manufacturing practices (cGMP) and the applicable regulatory standards. There can be no assurance, however, that the Company's facilities will be found to meet or, in those instances in which a facility has previously been approved for the manufacture of a particular drug, maintain cGMP or applicable regulatory standards. Failure of the Company's manufacturing facilities to meet or maintain such standards could delay or interfere with the Company's plans to scale-up manufacturing or manufacture commercial quantities of its product candidates.

        In those instances in which a manufacturing facility has previously been approved, the Company's facilities will need to pass periodic follow-on inspections. The Company will therefore be required to incur a significant additional expenses in order to ensure that its facilities remain compliant with cGMP and the applicable regulatory standards.

A failure by the Company's to ensure adequate DepoFoam™ manufacturing capacity could adversely affect the Company's business

        If the Company fails to ensure adequate manufacturing capacity in respect of its DepoFoam™ manufacturing operations, its business may be adversely affected. In particular, the Company may be unable to supply DepoCyt® to its marketing partners, Enzon Pharmaceuticals, Inc. ("Enzon") for North America, Mundipharma International Holdings Limited ("Mundipharma") for Europe and Eastern Europe and Pharmis for Brazil, or DepoDur™ to its marketing partners, Endo Pharmaceuticals Inc. ("Endo") for North America and Medeus Pharma ("Medeus") for Europe. DepoCyt® is currently marketed in the United States and Europe and the Company anticipates the launch of DepoDur™ in the United States in 2004. For all other DepoFoam™ products, the Company will need to expand its current manufacturing operations significantly. The Company will also need to comply with regulations in the United States and foreign countries relating to achieving the prescribed quality and required levels of production of its DepoFoam™ products and obtaining marketing approval.

The Company may not be able to obtain the materials necessary to continue to manufacture its DepoFoam™ products

        The Company currently relies on a limited number of suppliers for materials used to manufacture its DepoFoam™ products. Some of these materials are purchased only from one supplier. If the Company cannot obtain the materials it needs from its existing suppliers, the Company may not be able to access alternative sources of supply within a reasonable period of time or at commercially reasonable rates. In addition, regulatory requirements applicable to drugs tend to make the substitution of suppliers costly and time-consuming. The unavailability of adequate commercial quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of materials could adversely affect the Company's ability to manufacture and market its DepoFoam™ products.

The Company's manufacturing process may not be suitable for all of the DepoFoam™ products the Company desires to commercialize

        To date, SkyePharma Inc. has relied on a particular proprietary method of manufacturing its potential DepoFoam™ products. The Company cannot be certain that this method will be applicable to all potential products it desires to commercialize. The problems that may arise include:

  •
  the Company may not be able to meet manufacturing challenges that arise concerning particular drugs to be incorporated in DepoFoam™;

  •
  the Company's manufacturing process may not result in viable yields of DepoFoam™ products; and

  •
  the physical and chemical stability of DepoFoam™ products may vary.

        If the Company decides to pursue alternative manufacturing methods for some or all of its drugs, it cannot be certain that these methods will prove to be commercially practical or that it will have the right to use any alternative methods.

The Company may expend significant time and resources relating to existing and potential legal proceedings and the eventual outcome of such proceedings may differ materially from management's current estimates and beliefs

        The Company is currently involved in various legal proceedings, including actions claiming alleged violations of antitrust laws and infringement of intellectual property rights. Although the Company cannot predict the outcome of these proceedings with certainty, the Company believes, based on information received, that these actions are without merit and is vigorously contesting these claims. Contesting these claims, however, may involve the expenditure of significant management time and resources of the Company. In addition, we cannot exclude the possibility that, contrary to management's current estimates and beliefs, the eventual outcome of such matters could have a material adverse effect on our financial position, results of operations or liquidity. For further information on pending litigation, see "Item 8: Financial Information – Legal Proceedings".

The Company may not be able to obtain the rights to the drugs it desires to deliver through DepoFoam™

        The Company's ability to develop and commercialize its DepoFoam™ technology will depend on whether it and its partners can access the drugs, including small molecule chemical compounds and macromolecule biologics, that are to be delivered through DepoFoam™. At times, the Company intends to rely on its partners' ability to provide this access. The Company cannot be certain, however, that its partners will have appropriate drug candidates for its DepoFoam™ technology. In addition, the Company or its partners may be alleged or determined to be infringing on third parties' rights and may be prohibited from using the drug or be found liable for damages. Any restriction on access or liability for damages would adversely affect the Company's growth prospects, financial condition and results of operations.

The Company may incur substantial costs related to its use of hazardous materials

        The Company's research and development involves the controlled use of hazardous materials, chemicals and various radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by the applicable regulations, the Company cannot completely eliminate the risk of accidental contamination or injury from these materials. If such an accident occurs, the Company could be held liable for any damages that result and any such liability could exceed its resources and have a material adverse effect on the Company's business, financial condition or results of operations. The Company may incur substantial cost to comply with environmental regulations.

If the Company is unable to retain key personnel or attract new personnel, it could have an adverse effect on the Company's business

        The Company relies upon a number of key executives and employees, including Ian Gowrie-Smith, its Chairman (Executive Chairman until June 23, 2004), and Michael Ashton, its Chief Executive Officer. In addition, the Company's future operating results depend in part upon its ability to retain and attract other qualified management, scientific, technical, marketing and support personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to continue to attract and retain such personnel. The loss of the services of any of the Company's key executives or employees could materially adversely affect the Company.

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

        The Company acquired Jago Holding AG and its subsidiaries ("Jago") in May 1996 from Dr. Jacques Gonella, who was, up until June 6, 2001, a Director of the Company, for a combination of cash and shares. In addition to the initial purchase price, the Company agreed to an earn-out arrangement with Dr. Gonella whereby Dr. Gonella was entitled to receive payments dependent on certain revenues related to Geomatrix™ technologies. On March 31, 2000, certain amendments were made to the 1996 Acquisition Agreement for Jago and a Settlement Agreement was signed establishing the full and final settlement of the deferred consideration payable to Dr. Gonella. For a description of the earn-out arrangement with Dr. Gonella, see "Item 7: Major Shareholders and Related Party Transactions – Certain Arrangements in Respect of the Jago Acquisition".

        The Company acquired Krypton Limited ("Krypton") in a share-for-share exchange in January 1996 from a series of trusts in which Ian Gowrie-Smith, who was then Executive Chairman of the Company, certain former directors and a former employee of the Company had interests. Pursuant to an earn-out arrangement, the Company agreed to pay additional consideration of ordinary shares and warrants contingent on a change of control of the Company at not less than specified share price or on the satisfaction of various conditions and hurdles which lapsed on December 31, 2003. See "Item 7: Major Shareholders and Related Party Transactions – Certain Arrangements in Respect of the Krypton Acquisition".

        At June 24, 2004, the Company owned 35.7% of Astralis LTD ("Astralis"). The Company is a party to several agreements concerning the development of Astralis' novel injectable vaccine therapy, for the treatment of all forms of psoriasis, a chronic skin disorder. See "Item 7: Major Shareholders and Related Party Transactions – Other Arrangements".

        At June 24, 2004, the Company owned 24.4% of Vital Living, Inc. ("Vital Living"). The Company has entered into a contract to develop certain products for Vital Living that incorporate its Geomatrix™ technology. See "Item 7: Major Shareholders and Related Party Transactions – Other Arrangements".

        At June 24, 2004, the Company owned 18.2% of Micap PLC ("Micap"). During 2003 the Company investigated the pharmaceutical applications of Micap's micro-encapsulation technology in the areas of oral and topical drug delivery. The Company was paid for its services. The Company has exercised an option granted to it under one of its ageements with Micap to complete a technology access and license agreement with Micap. See "Item 7: Major Shareholders and Related Party Transactions – Other Arrangements".

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

Exchange rate fluctuations may adversely affect the Company's results of operations and financial position

        Approximately 60% of the Company's revenues for the year ended December 31, 2003, were derived from customers located outside the United Kingdom. Since the revenue and expenses of the Company's foreign operations are generally denominated in U.S. dollars, Euros and Swiss francs, exchange rate fluctuations between such currencies and the pound sterling will subject the Company to foreign exchange risk with respect to the reported results of its foreign operations. The Company does not currently hedge against the effect of currency translation on its reported results, but does, where appropriate, seek to hedge its exchange rate risk on particular transactions. Fluctuations between local currencies and pounds sterling may materially adversely affect the Company's financial condition and results of operations. See "Item 5: Operating and Financial Review and Prospects".

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

Issuances or sales of a substantial number of the Company's ordinary shares or ADSs could adversely affect their market price

        Issuances or sales of a substantial number of ordinary shares or ADSs could adversely affect the market price of the ordinary shares and ADS. As of June 24, 2004, certain principal shareholders and the directors and officers of the Company, as a group, held 34.6% of the Company's outstanding ordinary shares. Shares may be eligible for future sale subject to the conditions imposed by Rule 144 and Regulation S under the Securities Act of 1933. If one or more principal shareholders were to sell a substantial portion of the Company's ordinary shares or ADSs, the trading price of the Company's ordinary shares or ADSs could be adversely affected.

Principal shareholders may influence the outcome of shareholder approvals and hinder a change in control that might be in your interest

        As of June 24, 2004, certain principal shareholders and the directors and officers of the Company as a group owned approximately 34.6% of the outstanding ordinary shares. As a result, certain directors, officers and such shareholders may be in a position to exert influence in the election of the Company's directors and officers and other corporate actions that require shareholder approval. This concentration of voting powers may hinder changes or corporate actions that are in the interests of other shareholders.

The Company's shareholders may not receive a return on their shares other than through the sale of their shares

        Under current U.K. law, a company's accumulated realized profits must exceed its accumulated realized losses (on a non-consolidated basis) before dividends can be paid. The Company has not paid dividends in the past on its ordinary shares. The Company intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. Accordingly, other than through the sale of their shares, the Company's shareholders may not receive a return.

Item 4: Information on the Company

HISTORY AND DEVELOPMENT

Overview

        SkyePharma PLC is a public limited company organized under the laws of England and Wales with its registered office at 105 Piccadilly, London W1J 7NJ, telephone number + 44 (0) 20 7491 1777. SkyePharma PLC was formerly named Black & Edgington plc and incorporated on March 10, 1910. It was engaged in the provision of temporary structures for major events. In January 1996, the Board of Directors changed the name of the Company to SkyePharma PLC and the nature of its activities to pharmaceuticals. Today the Company is a specialty pharmaceutical company, using its multiple drug delivery technologies (oral, injectable, inhalation, topical and enhanced solubility) to create a product pipeline for out-licensing to marketing partners.

        The Company, as currently operated, was formed substantially from the 1996 acquisition of Jago, the 1999 acquisition of DepoTech Corporation and the 2001 acquisition of RTP Pharma Inc. In addition, the Company has acquired certain technologies as set out below.

Corporate Acquisitions

        Jago, a Swiss drug delivery company which commenced operations in 1983, was acquired by the Company in May 1996. The total consideration paid by the Company to acquire Jago was approximately £100.8 million in cash (plus a prepayment of $6.0 million (£3.9 million)) and approximately 30.7 million ordinary shares (valued at 75 pence per share). To finance the Jago acquisition and to provide additional working capital for the Company, the Company issued and sold approximately 187.8 million ordinary shares in a public offering in the United Kingdom in May 1996 at a price of 75 pence per share. In the fundraising associated with the transaction, Dr. Gonella, the vendor, purchased 84,789,463 ordinary shares of the Company at a purchase price of 75 pence per share. The Company agreed to pay additional consideration in respect of the Jago acquisition pursuant to an earn-out arrangement. See "Item 7: Major Shareholders and Related Party Transactions – Certain Arrangements in Respect of the Jago Acquisition". On March 31, 2000 a settlement agreement was signed establishing the full and final settlement of the deferred consideration payable to the vendor of Jago, Dr. Gonella. The settlement comprised 6 million ordinary shares and 24 million Deferred Shares. Following the U.S. launch and first commercial sale of Paxil CR™ by GlaxoSmithKline in April 2002, 12 million Deferred Shares automatically converted into 12 million ordinary shares. The remaining 12 million Deferred Shares will convert into 12 million ordinary shares on the Company's receipt of a royalty statement stating that reported sales of Paxil CR™ have exceeded (i) $1,000 million during any calendar year prior to January 1, 2006 or (ii) $337 million between January 1, 2006 and May 3, 2006. Through the acquisition of Jago, SkyePharma acquired the Geomatrix™ range of oral controlled release systems and a new generation of inhalation technologies.

        In October 1998, the Company acquired 16% of the common stock of DepoTech Corporation of San Diego for a consideration of £2.9 million. On March 10, 1999, the Company completed the acquisition of the outstanding shares by issuing to the former DepoTech shareholders 28,311,070 SkyePharma ordinary shares in the form of ADSs, valued at £20.0 million, plus the right to receive additional shares if one or both of two conditions occur. The conditions were met in 1999 and 2000, further to which the Company issued, in the form of ADSs, an additional 16,177,849 ordinary shares valued at £9.8 million in 1999 and 12,132,600 ordinary shares valued at £13.3 million in 2000. In connection with the acquisition, the Company agreed that outstanding warrants to purchase DepoTech common stock on the effective date of the merger would become warrants to purchase the Company's ordinary shares. Following the issue of shares on April 25, 2000, the former DepoTech shareholders became entitled to a further 458,144 warrants with a value of £0.2 million. Taking into account these final payments, the total consideration paid to acquire DepoTech was £49.4 million. DepoTech had been developing the DepoFoam™ technology. The DepoFoam™

system is a proprietary, injectable technology that provides controlled drug delivery for an extended period of time, improving bioavailability profiles and clinical outcomes. On April 27, 1999, DepoTech was renamed SkyePharma Inc. SkyePharma Inc. is SkyePharma's center for the development and manufacture of injectable, sustained-release therapeutic products.

        On July 19, 2001, the Company acquired an initial 40.2% interest in RTP Pharma Inc. of Montreal, Canada for $20 million (£14.2 million) in SkyePharma ordinary shares and acquired $5.0 million (£3.5 million) of preferred shares in RTP for cash. RTP specialized in improving the solubility of drugs using its Insoluble Drug Delivery ("IDD") technology platform. During the 90 days following July 19, 2001, the Company acquired an additional $10 million (£6.9 million) of preferred shares in RTP in return for the issue of additional SkyePharma ordinary shares. On March 13, 2002, the Company announced the completion of the acquisition of the outstanding voting shares in RTP in return for the issue of SkyePharma ordinary shares to the value of $20.6 million (£14.2 million). The issued shares were subject to selling restrictions, which, other than in limited circumstances, ranged from a minimum of 12 months to 24 months. On April 24, 2002, RTP was renamed SkyePharma Canada Inc. ("SkyePharma Canada"). On March 12, 2003, the selling restrictions on 17,255,926 shares, issued to Elan as a former shareholder of RTP, were lifted. In April 2003, Elan sold its entire shareholding in SkyePharma. In consideration for the loss of the former RTP shareholders' option rights, the Company agreed to issue as deferred consideration 200,000 ordinary shares for each penny difference between 82 pence and the trading price of ordinary shares on June 30, 2003. Since the SkyePharma share price was below 82 pence on June 30, 2003, the Company issued 3,690,211 SkyePharma ordinary shares to the former RTP shareholders. The total consideration of $60.7 million (£42.0 million) paid to acquire RTP, including acquisition costs, comprised 53,649,578 ordinary shares and $5.8million (£4.1 million) cash. During 2003, the Company substantially reduced the staff of SkyePharma Canada and outsourced its activities to other SkyePharma sites.

        Krypton, a Gibraltar-based company which holds development rights to certain generic drugs, was acquired by the Company in January 1996. The total consideration paid by the Company to acquire Krypton was £12.0 million, satisfied by the issue of 30 million ordinary shares and warrants to subscribe for an additional 3 million ordinary shares at an effective exercise price of 40 pence per share. The Company agreed to pay additional consideration in respect of the Krypton acquisition on a change in control of the Company or if certain milestones and profit hurdles were met. To date, no payments have been made under the Krypton earn-out arrangements and the milestones and profit hurdles lapsed on December 31, 2003. See "Item 7: Major Shareholders and Related Party Transactions – Certain Arrangements in Respect of the Krypton Acquisition".

        In January 1997, the Company acquired a pharmaceutical manufacturing and production facility near Lyon, France by acquiring 100% of the issued and outstanding share capital of Laboratories Novalis Production SAS ("Novalis"), a French company, from Wyeth-Ayerst International Inc., ("Wyeth"), a wholly-owned subsidiary of American Home Products Inc. ("AHP"), for a total consideration, excluding acquisition expenses, of two French francs and the assumption of liabilities in the amount of £891,000 arising out of a loan from Wyeth-Ayerst International, which is also a wholly-owned subsidiary of AHP. After the acquisition, Novalis changed its name to Jago Production SAS and later to SkyePharma Production SAS. See "Item 4: Information about the Company – Business Operations – Manufacturing".

Technology Acquisitions

        On July 30, 1999, the Company acquired intellectual property, license agreements, know-how and trademarks related to nano-particulate drug delivery technology for the delivery of poorly soluble drugs from Medac GmbH ("Medac"), a private German pharmaceutical company. As consideration for the acquisition, the Company made an initial cash payment of $2.5 million and issued 3,067,286 ordinary shares with a market value of $2.5 million to Medac on the date of signing the agreement. The agreement provided for additional consideration in the form of cash and SkyePharma ordinary shares for a total value of $5.0 million. On April 17, 2000, a further

$3.0 million in cash was paid to Medac due to compliance by the vendor with certain terms specified in the agreement. On July 21, 2000, the Company issued a further 1,461,455 shares with a market value of $2.0 million to Medac as deferred consideration due upon the satisfactory transfer of the nano-particulate technology and know-how to SkyePharma. In addition, future royalties will be paid to Medac on net sales of marketed products using nano-particulate technology.

        In October 1999, the Company acquired the tangible assets and intellectual property of Hyal Pharmaceutical Corporation in Canada ("Hyal") from the court appointed receiver and administrator of Hyal, for a total consideration of Cdn$14.0 million (£5.7 million), plus acquisition expenses of £0.2 million. The consideration was satisfied by the set-off of Cdn$11.6 million of SkyePharma secured and unsecured debt owed by Hyal including the interest due and Cdn$2.4 million in cash. In addition, and because Hyal was in receivership at this time, SkyePharma indemnified the receiver to the extent that Cdn$11.6 million exceeded the amount that SkyePharma ultimately was entitled to receive as a creditor of Hyal. This indemnity was secured by an irrevocable letter of credit open for up to one year in the amount of Cdn$1.0 million. During 2000, the letter of credit was called to recover the shortfall in the receivership process. As a result, in April 2001, SkyePharma received 8.0 million shares representing seven Hyal shares for every dollar shortfall in the receivership process. In addition the Company acquired the 0.7 million shares issued to Meditech Research Limited ("Meditech"), another creditor of Hyal, for Cdn$0.1 million in May 2001. As a result the total Company shareholding in Hyal (now renamed Cade Struktur) is 0.9 million shares following a 10 for 1 share consolidation. As at June 2004, this represents approximately 10.1% of Cade Struktur. The shares have been recorded at zero cost. Hyal was a drug delivery company that developed products using its topical drug delivery technologies, based on hyaluronan ("HA"), a natural polymer, which are primarily designed to maintain efficacy and localize delivery of drugs to the skin for the treatment of a variety of skin disorders. Following the sale of all related intellectual property and the reorganization of the company, Cade Struktur is now involved solely in the pursuit of financing and development of infrastructure related projects in the former East Germany.

        In December 2000, SkyePharma licensed rights to three further topical drug delivery technologies, Crystalip, DermaStick and the ES-Gel system, from Bioglan AB, a Swedish subsidiary of Bioglan Pharma PLC ("Bioglan"). Under the terms of the agreement SkyePharma paid $9.0 million in cash and obtained certain exclusive development and commercial rights in relation to new products from the Crystalip and DermaStick technologies and also the right to develop with Bioglan two new products using the ES-Gel system.

        In May 2002, SkyePharma acquired the entire drug delivery business of Bioglan AB, for £3.6 million in cash, including acquisition costs and the assumption of £0.4 million of net liabilities. The acquired rights included Bioglan's Biosphere® injectable technology and those rights to DermaStick, Crystalip and ES-Gel topical drug delivery technologies that had remained with Bioglan after the January 2001 development and commercialization licensing agreement with Bioglan. The Company has recently announced a reduction in staff at SkyePharma AB and is in the process of transferring its activities to other SkyePharma sites and plans to have completed this by the end of 2004.

        On January 14, 2003, SkyePharma announced a strategic investment in Micap PLC ("Micap"), a private company providing patented micro-encapsulation technology to the food, cosmetic, agrochemical and pharmaceutical industries. Micro-encapsulation technology is a process by which tiny droplets or particles of liquid or solid material are surrounded or coated with a continuous film of polymeric material. These micro-capsules have a number of benefits such as converting liquids to solids, separating reactive compounds, providing environmental protection and improved ease of handling. The Company subscribed for 2,500,000 Ordinary Shares at a price of 80 pence as part of a fundraising of 3,125,000 Ordinary Shares approved by Micap's shareholders at an Extraordinary General Meeting on January 13, 2003. The remaining 625,000 Ordinary Shares were subscribed for by the Sigma Technology Venture Fund, an existing shareholder. In 2003 Micap undertook an initial public offering and as part of the reorganization of Micap in conjunction with the offering, the Company's shareholding was converted into 5,238,334 ordinary shares, representing approximately

18.2% of the ordinary share capital, and 1,830,000 convertible shares. During 2003, SkyePharma investigated the pharmaceutical applications of Micap's micro-encapsulation technology, in the areas of oral and topical drug delivery. The Company was paid for its services. In March 2004, the Company exercised an option granted to it under one of its agreements with Micap to complete a technology access and license agreement with Micap that allows the Company to use Micap's encapsulation technology in up to ten nominated pharmaceutical products to be selected by SkyePharma.

        On April 29, 2004 the Company announced that it had licensed the rights to its dermatology assets, which account for substantially all of its topical drug delivery technologies, for those territories that are not covered by existing licenses, to Trigenesis Therapeutics, Inc. ("Trigenesis"). The rights relate to three marketed drugs, including Solaraze®, rights to six pipeline products, including Hyclinda and Acyclovir, and six proprietary and complementary delivery technologies, including HA-based technologies, Crystalip, Dermastick, ES-Gel, Dissocubes and Solid Lipid Nanoparticles. Under the agreement, Trigenesis is obligated to exploit the dermatology assets covered by the license and to continue the development of those drug candidates that are currently at the pipeline stage. Trigenesis has also assumed the majority of SkyePharma's existing obligations to third parties with respect to the development of these drug candidates. All rights granted by the Company to licensees under existing licenses remain unaffected by the agreement. In addition, the Company has retained the right to use the technologies subject to the license for the development of a number of new chemical entities in the dermatology area and, in certain cases, also for non-dermal applications. Subsequent to the completion of the Trigenesis agreement, Trigenesis announced on May 6, 2004 that it was being acquired by Dr Reddy's Laboratories Limited ("Dr Reddy's"), an Indian pharmaceutical company, which will assume all the obligations of Trigenesis.

BUSINESS OPERATIONS

Overview

        The Company is a specialty pharmaceutical company, using its multiple drug delivery technologies to create a product pipeline for out-licensing to marketing partners. The Company develops novel therapeutic drugs based on its five technology platforms for delivering drugs to the human body: oral, injectable, inhalation, topical and enhanced solubilization.

        The following table shows the Company's turnover, operating (loss)/profit and net (loss)/profit for the three years ended December 31, 2003.

	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003
	(in £ thousands)
Turnover	46,126	69,573	53,152
Operating (loss)/profit	(5,099)	4,716	(39,519)
Net (loss)/profit	(9,452)	1,109	(43,223)

Oral

        A significant part of the Company's business is developing applications of its Geomatrix™ technologies. Geomatrix™ is a range of technologies by which drugs taken orally in tablet form are formulated so as to control the amount, timing and location of the release of the drug in the body. There are currently eight Geomatrix™ technologies designed to meet a wide range of therapeutic objectives. The technologies are flexible and can be modified to apply to a variety of pharmaceutical products.

        The Company collaborates with large pharmaceutical companies to develop Geomatrix™ formulations of their proprietary products. The Company focuses its research and development efforts on the reformulation of existing drugs using its technologies rather than the discovery of new chemical compounds. In reformulating an existing drug, the Company seeks to enhance the therapeutic and commercial value of the product by creating an improved outcome formulation that may mitigate certain side effects, reduce dosing or help protect against competition from generic drug products. There are six drugs currently being marketed that use the Company's Geomatrix™ technologies in the following countries:

  •
  Paxil CR™ is marketed in the United States, Canada and certain other countries,

  •
  Xatral® OD is marketed in Europe, Canada and other territories in Africa, Asia and Latin America and is marketed in the United States under the name Uroxatral®,

  •
  Cordicant-Uno® is marketed in Germany,

  •
  Diclofenac-ratiopharm-uno is marketed in Germany,

  •
  Madopar DR® is marketed in Switzerland,

  •
  Coruno® is marketed in Belgium and Luxembourg.

        The Company is also collaborating with several other pharmaceutical companies to commercialize its Geomatrix™ technologies, including King Pharmaceuticals Inc., Merck KGaA, GlaxoSmithKline PLC and Critical Therapeutics Inc. There are currently three drug candidates using Geomatrix™ technologies in human studies.

        For further information see "Drug Delivery Platforms – Oral" below.

Injectable

        The Company's primary injectable technology is DepoFoam™. The Company has combined many drugs with DepoFoam™ in the laboratory and in the clinic and performed studies on these combinations showing that they often achieve sustained controlled release of the drugs. This feature allows the Company to develop new formulations of drug products aimed at treating different diseases and symptoms and/or allowing for more convenient administration by reducing the number or frequency of injections. The potential products include drugs which have already been shown to be useful or potentially useful in humans, as well as new drugs in development at other pharmaceutical companies, which may potentially benefit from DepoFoam™. The Company does not conduct research and development to discover new drugs.

        The Company has two approved drug products using its DepoFoam™ technology. DepoCyt® is currently marketed in North America and Europe. DepoDur™ (previously referred to as DepoMorphine) was approved in the United States in May 2004. It has been licensed to Endo for North America, Pharmis for Brazil and Medeus for Europe. The Company anticipates the launch of DepoDur™ in the United States in 2004. The Company is currently working on DepoBupivacaine, a DepoFoam™ formulation of the local anaesthetic bupivacaine, for the treatment of regional pain. The Company is also evaluating, in conjunction with undisclosed corporate partners, DepoFoam™ formulations of several additional compounds, including small molecule chemical compounds and macromolecule biologics.

        The Company's second sustained-release injectable technology is the Biosphere® drug delivery system. In 2003, the Company announced that the Biosphere® technology had been successfully used in pre-clinical studies to deliver a protein drug human growth hormone over an extended period of time. The product has now successfully completed Phase I trials. In addition to the human growth hormone, the Company is also evaluating Biosphere® formulations of other proteins and peptides.

        For further information see "Drug Delivery Platforms – Injectable" below.

Inhalation

        The Company is developing advanced technologies to deliver medicines via a patient's lungs without relying on CFC-based propellants, which are considered environmentally harmful. The Company is working with two types of such inhalation systems. The first is a metered dose aerosol inhaler ("MDI") that relies on stable drug formulations with non-CFC propellants, hydro-fluoro-alkanes ("HFAs"), to deliver the required therapy. The other is a dry powder inhaler ("DPI"), marketed as "SkyeHaler," that requires no propellant but instead is breath-actuated to deliver drugs in a fine powder suspension. In its MDI development work, the Company focuses on the formulation of drugs for use in MDIs manufactured by others. In its dry powder inhaler development work, the Company focuses both on the development of the device and associated dry powder formulations.

        The Company is currently party to a collaboration with AstraZeneca PLC ("AstraZeneca") to develop the next generation of AstraZeneca's Pulmicort® (budesonide) HFA-MDIs for the European market for which Phase III clinical studies in Europe commenced in June 2003. The Company has developed a DPI device with the compound formoterol with Novartis Pharma AG ("Novartis"), the Foradil® Certihaler®, which received an approvable letter from the FDA in October 2003 and was approved by the Swiss pharmaceutical regulatory authority in March 2004 and subsequently in Finland and Austria. The Company has three further collaborative arrangements to commercialize its inhalation drug delivery technology and has a number of other projects at earlier stages of development or being developed internally.

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

        The first approved drug product using the Company's HA-based technology is Solaraze®, a topical gel used to treat actinic keratosis, a pre-cancerous skin condition caused by over-exposure to the sun. Solaraze® is licensed to Quintiles Transnational Corp. ("Quintiles") in the United States and to Shire Pharmaceuticals plc ("Shire") in Europe and Australia. It is currently marketed in the United States and various countries in Europe.

        In addition to Solaraze, the Company had been developing Hyclinda, a topical gel to treat acne and various other early stage products under its Crystalip, DermaStick and ES-Gel systems. On April 29, 2004 the Company announced that it had licensed the rights to its dermatology assets, which account for substantially all of its topical drug delivery technologies, for those territories that are not covered by existing licenses, to Trigenesis. The rights relate to three marketed drugs, including Solaraze®, rights to six pipeline products, including Hyclinda and Acyclovir, and six proprietary and complementary delivery technologies, including HA-based technologies, Crystalip, Dermastick, ES-Gel, Dissocubes and Solid Lipid Nanoparticles. Under the agreement, Trigenesis is obligated to exploit the dermatology assets covered by the license and to continue the development of those drug candidates that are currently at the pipeline stage. Trigenesis has also assumed the majority of SkyePharma's existing obligations to third parties with respect to the development of these drug candidates. All rights granted by the Company to licensees under existing licenses remain unaffected by the agreement. In addition, the Company has retained the right to use the technologies subject to the license for the development of a number of new chemical entities in the dermatology area and, in certain cases, also for non-dermal applications.

        Subsequent to the completion of the Trigenesis agreement, Trigenesis announced on May 6, 2004 that it was being acquired by Dr Reddy's, an Indian pharmaceutical company, which will assume all the obligations of Trigenesis.

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

        The Company currently has a number of proprietary IDD based products in various stages of clinical development including propofol and fenofibrate. The Company granted an exclusive license to the U.S. and Canadian marketing and distribution rights for Propofol IDD-D™ to Endo and has disclosed alliances with Baxter Healthcare Corporation ("Baxter"), Schering Plough Corporation, and other undisclosed partners on drugs formulated using IDD technology.

        For further information see "Drug Delivery Platforms – Solubilization" below.

Strategy

        The Company has a dual strategy: to become the world's leading specialty pharmaceutical company powered through excellence in drug delivery, and to utilize this expertise and its multiple delivery technologies to create a product pipeline for out-licensing to marketing partners. In addition, the Company will continually strive to maintain its leadership position in drug delivery. The Company's strategy for achieving these objectives consists of the following elements:

  •
  Selectively Fund a Number of Key Projects to a Later Stage of Development.  The Company's strategy in recent years has been to take certain products to a late stage of development, prior to licensing the products to marketing partners. This has allowed the Company to increase its share of the potential revenue streams from these products. An example of this is DepoDur™, a product the Company developed through from early stage development to Phase III clinical trials prior to entering into an out-licensing arrangement with Endo for the North American marketing and distribution rights in December 2002 and with Medeus for Europe in April 2004. DepoDur™ was approved by the FDA in May 2004.

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

  •
  Commercialization of the Company's Core Technologies.  The Company currently has a portfolio of eight Geomatrix™ systems, of which four have been commercialized. The Company is focusing on developing and commercializing the remaining four systems, either in conjunction with its collaborative partners or through its own internal development activities. Similarly, of the Company's two injectable depot technologies, DepoFoam™ and Biosphere®, only DepoFoam™ has been commercialized to date. The Company will be seeking to develop and commercialize Biosphere® and its other drug delivery technologies.

  •
  Realize Research and Development Synergies between the Company's Technologies.  The Company believes that additional shareholder value can be created by the realization of research and development synergies between the Company's technologies. For example, the ability of the DepoFoam™ and Biosphere® technologies to encapsulate a wide spectrum of water-soluble drugs, involving small molecules, proteins and peptides, could expand the scope of the Company's inhalation technologies, particularly in the field of proteins and peptides. Additionally, the Company's solubilization technologies will be used to complement and enhance the Company's other drug delivery systems.

  •
  Broadening the Company's Drug Delivery Technology Base.  The Company's pharmaceutical customers are increasingly requesting a broader range of delivery solutions. The Company is currently well placed with its oral, injectable, inhalation, topical and enhanced solubilization technologies. The Company may seek to acquire additional add-on technologies which are complementary to its existing technologies. Management intends to focus on technologies it believes are capable of commercial realization in the near term and will also seek to acquire or license new drug delivery platforms and enabling technologies where it believes they have significant commercial applicability.

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

Research and Development

        The Company's research and development activities are conducted at SkyePharma AG in Muttenz, Switzerland, SkyePharma Inc. in San Diego, United States, SkyePharma AB in Malmo, Sweden and SkyePharma Canada Inc. in Montreal, Canada. As of December 31, 2003, the Company had 294 employees at these four facilities, the majority of whom were engaged in research and development, including 185 scientists, 59 of whom hold Ph.D.s, masters or medical degrees. During 2003, the Company substantially reduced the staff of SkyePharma Canada Inc and outsourced its activities to other SkyePharma sites. The Company has recently announced the reduction of staff at SkyePharma AB and is in the process of transferring its activities to other SkyePharma sites and plans to have completed this by the end of 2004.

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

        Under the Company's agreements with Paul Capital Royalty Acquisition Fund L.P. ("Paul Capital"), announced in 2001 and 2002, Paul Capital provided $30 million between 2000 and 2002 to fund the clinical development and regulatory submission of DepoDur™ by the Company, and an additional $30 million during 2002 and 2003 to principally fund the clinical development of Propofol IDD-D™ and HFA-formoterol. These funds are recorded as Other Operating Income.

        The aggregate amount that the Company spent on research and development and the aggregate amount that was reimbursed by collaborative partners is shown in the table below.

	Consolidated Year ended December 31,
	2001	2002	2003
	(in £ thousands)
Research and Development Expenses
Client sponsored research and development	7,917	12,649	12,085
Internal sponsored research and development	17,918	29,285	30,520

	25,835	41,934	42,605

Contract Development Income
Client sponsored research and developments reimbursed by:
Research and development costs recharged	9,857	7,705	5,456
Milestone payments	28,379	47,736	24,196

	38,236	55,441	29,652

Other Operating Income	6,342	14,219	6,126

        The Company's research and development efforts in respect of its drug delivery technologies are by their nature subject to risks and uncertainties. There can be no assurance that the products under development can be successfully formulated using any of its drug delivery technologies. In addition, even if such products can be successfully formulated, there can be no assurance that they will secure regulatory approval for the intended medical indication or that SkyePharma formulations approved by regulatory authorities would be capable of being produced in commercial quantities at reasonable costs and successfully marketed.

        The Company's development processes are described below. Specific development steps for a product may vary or be unnecessary dependent on a number of factors including the drug delivery technology used and whether the product incorporates an existing marketed active ingredient.

Development Process for Brand-Name Pharmaceuticals

        The development of improved pharmaceuticals formulations using one of the Company's drug delivery technologies takes place in several steps. The first step, called the "preliminary assessment", is to assess the suitability of the drug candidate for a particular drug delivery system through various techniques including the use of sophisticated computer modeling. During the preliminary assessment, the Company will analyze product specifications provided by the client. If the preliminary assessment indicates that the drug candidate is suitable for formulation with the drug delivery technology, the project will proceed to development as follows:

  •
  Feasibility.  At this stage, the Company conducts an in vitro (laboratory) feasibility study to determine whether, under laboratory conditions, the formulation of the product candidate can be achieved. The Company may develop up to 20 prototype formulations for in vitro feasibility studies and selects the most promising two or three for further study and analysis.

  •
  Pilot Trials.  Once a successful feasibility study has been conducted, small batches of the selected prototypes are manufactured by the Company or its collaborative partners for in vivo (human) testing in pilot trials. Pilot trials involve at least 12 healthy volunteers. The purpose is to determine whether the in vitro results can be replicated in humans. Pilot trials are generally managed by the Company and conducted by a third party clinical research organization ("CRO"). If the pilot trials demonstrate sub-optimal results, the product candidate may be reformulated and new pilot trials conducted.

  •
  Scale-up/Bio-Batch.  After a successful pilot trial, the Company or its collaborative partners will manufacture a commercial scale batch or a "bio-batch" (at least one tenth of the projected commercial batch size). The purpose of this stage is to develop and validate the process by which the product will be manufactured. If formulation changes are made during scale-up/ biobatch, additional in vivo testing may be performed in pre-pivotal trials involving a small patient population.

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

  •
  Phase I Trials.  The first stage in the clinical development plan is to conduct Phase I clinical trials. These studies are usually performed to generate preliminary information on the chemical action of the compound, the activity or fate of the product in the human body over a period of time including adsorption, distribution, metabolism and elimination ("ADME"), and safety of the drug using normal healthy volunteers and patients. Phase I trials involve approximately 12-30 healthy volunteers. These trials are generally managed by the Company and conducted by a CRO that has a Phase I clinical study unit.

  •
  Phase II Trials.  The second stage in the clinical development plan is to conduct Phase II clinical trials. These trials are generally carried out on patients with the disease or condition for which the new pharmaceutical formulation is being developed. The main purpose is: to provide preliminary information on the positive effects of the treatment and whether the effects are correlated with the administered doses in one or more demographic groups, assess various measures of patient benefit for use in Phase III trials, and to supplement safety information obtained from Phase I trials. The Company, in collaboration with its partner, or the partner, manages the trial activities (from protocol development through to the writing of the study final reports). The Company may use a CRO to complete the trials. Phase II studies may not be required for improved pharmaceutical formulations of an existing drug if it is targeted at the same indication as the existing drug.

  •
  Pivotal (Phase III) Trials.  The last step of the development process is a number of pivotal (Phase III) trial of the product formulation in an expanded patient population to support the approval of marketing applications. Typically, the studies will be performed in the United States, Canada and Europe to facilitate a multi-national product registration process. In addition, drug companies typically conduct separate clinical trials for Japan for drugs intended to be marketed in that country. Either the Company, in collaboration with its partner, or the partner manages the trial activities (from protocol development until the writing of the final study reports). The Company may use a CRO to complete the studies on schedule.

  •
  Regulatory Filing.  The Company, in collaboration with its partner, or the partner manages all regulatory activities during the product development phases until product approval. These activities include submissions, communication and meetings with health authorities and the preparation of marketing approval applications.

Drug Delivery Platforms

        This section provides a more detailed description of the Company's various drug delivery platforms and their application to particular drugs and drug candidates.

Oral

The Geomatrix™ Oral Technologies

        The original Geomatrix™ technology was developed by a team of researchers at the University of Pavia in Italy in the early 1980s. Subsequently, the Company acquired the technology and pursued the development of the Geomatrix™ platform of oral controlled-release systems. The effort has produced a platform of proprietary Geomatrix™ controlled-release systems that can be applied to a broad range of drugs on a commercial scale.

        The Geomatrix™ systems control the amount, timing and location of the release of drug compounds in the human body. Geomatrix™ technologies can improve the efficacy of orally administered drugs and enhance compliance by patients with prescribed medical treatments by permitting the drug to be taken less frequently, by reducing side effects and by causing the drug to be released at more specific locations within the body. This is achieved through the construction of a tablet with two basic components: a core containing the active drug or drugs in an hydrophilic methylcellulose, or "HPMC", matrix formulation and one or two additional barrier layers. The HPMC matrices govern the release profile of a drug dependent on the viscosity of the HPMC used whilst the barrier layers control the surface area diffusion of the drug or drugs out of the core. The "release profile" refers to the rates at which a drug tablet releases the active drug component over the period of time after the drug is taken. In addition, the tablet may be coated if, for example, this would ease any gastric irritation that otherwise would be caused by the drug compound, or for other functional purposes.

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

        The Company believes that the Geomatrix™ systems enjoy a competitive advantage in the drug delivery industry because of the ease with which Geomatrix™ tablets can be manufactured. Unlike certain competing drug delivery systems that require off-site, customized production equipment and methods, Geomatrix™ tablets can be manufactured by readily available equipment that can be incorporated into widely used pharmaceutical production processes. In this way, Geomatrix™ may afford the pharmaceutical partner direct control over its production strategy while other drug delivery systems may entail incremental risks or costs related to their off-site, customized production requirements.

        In addition to ease of manufacturing, the Company believes that the key features of the Geomatrix™ technologies are as follows:

  •
  Custom Design. Geomatrix™ formulations of drugs can be designed to deliver the release profile required by the client pharmaceutical company and drugs can be combined with other active substances to improve their effectiveness.

  •
  Versatility. Geomatrix™ can be applied to a wide range of small molecule drugs, including some with poor water solubility, and can target the site of release.

  •
  Controlled Rate of Diffusion. Geomatrix™ formulations can control the rate of drug diffusion throughout the release process, ensuring 100% release of the active drug.

  •
  Reproducibility. Use of conventional high speed tableting processes allows a high degree of product consistency and uniformity.

  •
  Complete Disintegration. Geomatrix™ tablets disintegrate completely in the patient's digestive system and leave no solid residue.

  •
  Release Profiles. The flexibility of the Geomatrix™ technologies has enabled the Company to create a number of release profiles suitable for a broad variety of pharmaceuticals.

        The following sets forth a brief description of the Geomatrix™ systems.

  •
  Zero Order Release. The Zero Order Release system provides a constant rate of drug release over a defined period of time. It is used primarily for drugs with short half-lives so that constant blood levels of the active drug compounds can be maintained with fewer doses. The Company has three approved Zero Order Release formulations currently on the market: Cordicant-Uno® in Germany, Coruno® in Belgium and Luxembourg and Xatral® OD/Uroxatral® in United States, Canada, Europe and other territories in Africa, Asia and Latin America. Paxil CR™, currently marketed in the United States, Canada and certain other countries, has been developed using a combination of the Zero Order and Positioned Release technologies.

  •
  Binary Release. The Binary Release system is used to provide the controlled-release of two different drugs in a single formulation. The drugs may be released at different rates and times, if desired. This system is designed for drugs that work best in combination. The Company has one Binary Release formulation currently on the market: Madopar DR® in Switzerland.

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

  •
  Positioned Release. The Positioned Release system is designed to deliver the tablet to a predetermined position in the digestive system before it begins to release the active drug compounds. This system is best suited to drugs for which it is desirable to begin release at a certain point in the gastrointestinal tract, for example in the case of drug compounds that are best absorbed by the human body at particular points in the upper gastrointestinal tract. Paxil CR™, currently marketed in the United States, Canada and certain other countries has been developed using a combination of the Zero Order and Positioned Release technologies.

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

Approved Geomatrix™ Products

        To date, seven Geomatrix™ formulations of pharmaceutical products have received regulatory approval. Six of these products are currently marketed, one in the United States, Europe, Canada and other territories in Africa, Asia and Latin America (Xatral – OD/Uroxatral®), one in the United States, Canada and certain other countries (Paxil CR™), two in Germany (Cordicant-Uno® and Diclofenac-ratiopharm-uno), one in Switzerland (Madopar DR®) and one in Belgium and Luxembourg (Coruno®).

        The following table sets forth certain information regarding the approved Geomatrix™ products:

Product	Indication	Regulatory Approvals and Year of First Approval	Geomatrix™ System	Collaborative Partner
Paxil CR™	Depression	United States (1999)	Positioned Release/Zero Order	GlaxoSmithKline
Xatral® OD/Uroxatral®	Genito-Urinary	United States (2003) Europe (2000)	Zero Order	Sanofi-Synthélabo
Madopar DR®	Parkinson's Disease	Switzerland (1996)	Binary	Hoffmann-La Roche
Coruno®	Angina	Belgium (2002) Luxembourg (2003)	Zero Order	Therabel
Cordicant-Uno®	Hypertension	Germany (1994)	Zero Order	Mundipharma
Diclofenac-ratiopharm-uno	Arthritis	Germany (1995)	Quick Slow	ratiopharm
Dilacor® XR	Hypertension and Chronic Stable Angina	U.S. (1992)	Zero Order	Watson

        Paxil CR™ is a modified release version of Paxil/Seroxat (paroxetine HCL) using a combination of the Positioned Release and Zero Order Geomatrix™ systems. Paxil is an FDA-approved drug that is currently marketed primarily in the United States and Europe and is an immediate release formulation prescribed for central nervous system disorders. According to information published by GlaxoSmithKline on its website, Paxil had worldwide sales in 2003 of £1.9 billion of which £1.2 billion was in the United States.

        Paxil CR™ was filed with the FDA by SmithKline Beecham (now part of GlaxoSmithKline) in December 1997 and approved by the FDA in February 1999 for the 12.5 and 25mg dosage forms. In early 2001, GlaxoSmithKline, the Company's collaborative partner in the development of Paxil CR™, announced that it had received an approvable letter from the FDA for a second CR indication, panic disorder. On April 19, 2002, Paxil CR™ was launched in the United States for the treatment of central nervous system and panic disorders.

        In September 2003, GlaxoSmithKline announced that the FDA had approved an additional therapeutic application for Paxil CR™ in the continuous treatment of premenstrual dysphoric disorder ("PMDD"). In October 2003, GlaxoSmithKline further announced that the FDA had approved Paxil CR™ for the treatment of social anxiety disorder, making Paxil CR™ the only controlled-release selective serotonin reuptake inhibitor antidepressant approved for this indication. In January 2004, the Therapeutic Products Directorate of Health Canada approved Paxil CR™ for the treatment of central nervous system disorders, panic disorder and social anxiety disorder. In February 2004, GlaxoSmithKline announced that the FDA had approved Paxil CR™ for a fifth therapeutic application for the intermittent treatment of PMDD.

        Xatral® OD is a once daily Zero Order Geomatrix™ formulation of alfuzosin used for the treatment of the functional symptoms of benign prostatic hyperplasia, a common condition in men over the age of 50, that was developed in conjunction with Sanofi- Synthélabo. Xatral is available in more than 80 countries world-wide as a two or three times a day formulation.

        In January 2000, Sanofi-Synthélabo announced that it had received the first batch of European marketing approvals for Xatral® OD. In December 2000, Sanofi-Synthélabo submitted an NDA with the FDA for Xatral® OD. In October 2001, Sanofi-Synthélabo announced that an approvable letter had been received from the FDA for Xatral® OD, registered in the United States as Uroxatral®. Additional data requested by the FDA was filed by Sanofi-Synthélabo in December 2002. On June 16, 2003, the Company announced that the FDA had approved Sanofi-Synthélabo's NDA for Xatral® OD, to be marketed in the United States as Uroxatral®. Uroxatral® was launched in the United States in November 2003 and in March 2004 Sanofi-Synthélabo announced that it had begun to market Uroxatral® directly to primary care physicians in the United States. In addition to the United States the product is now launched throughout Europe, Canada and other territories in Africa, Asia and Latin America. Sanofi-Synthélabo is currently developing Xatral® OD for a second indication, acute urinary retention, which was approved in certain countries in Europe in 2004 and filing is anticipated by Sanofi-Synthélabo in the United States in 2005.

        Madopar DR® is a once per day Binary Geomatrix™ formulation of levodopa and benzerazide, a combination therapy indicated for the treatment of Parkinson's Disease, which is approved for sale in Switzerland. Madopar DR® was developed in conjunction with Hoffmann-La Roche AG (part of Roche). The Binary Geomatrix™ formulation of levodopa and benzerazide optimizes patient therapy and convenience by providing for the release of an enzyme inhibitor along with the drug compound without the co-administration of two pills. The Company is manufacturing this product for the Swiss market on behalf of Roche at its facility in Muttenz, Switzerland.

        Coruno® is a once per day Zero Order Geomatrix™ formulation of molsidomine, currently marketed in Europe and used to treat angina pectoris, a common symptom of coronary heart disease. Coruno® was developed in conjunction with the Therabel Group ("Therabel") and was approved by the Belgian regulatory authorities in 2002 for marketing in Belgium. Coruno® was launched by Therabel in April 2003. Subsequently, Coruno® was approved and launched in Luxembourg. The Geomatrix™ controlled release technology in Coruno® enhances patient compliance and convenience by reducing the dosing requirement to once per day.

        Cordicant-Uno® is a once per day Zero Order Geomatrix™ formulation of nifedipine, a calcium channel-blocking agent indicated for hypertension, which is approved for sale in Germany. Cordicant-Uno® was developed in conjunction with and is marketed by Mundipharma, a private German pharmaceutical company. The Geomatrix™ controlled release technology in Cordicant-Uno® enhances patient compliance and convenience by reducing the dosing requirement to once per day. The Company does not currently receive any revenues from this product.

        Diclofenac-ratiopharm-uno is a once per day Quick Slow Geomatrix™ formulation of diclofenac, a nonsteroidal anti-inflammatory drug indicated for the acute and chronic treatment of rheumatoid and osteo-arthritis. Diclofenac-ratiopharm-uno, which is approved for sale in Germany, was developed in conjunction with and is marketed by ratiopharm, a private German pharmaceutical company. The Geomatrix™ controlled-release technology in Diclofenac-ratiopharm-uno optimizes patient therapy by providing an initial burst of the drug for quick relief followed by a controlled-release for sustained therapy. It also optimizes patient compliance and convenience by reducing the dosing requirement to once per day.

        Dilacor® XR is a once per day Zero Order Geomatrix™ formulation of diltiazem hydrochloride, a calcium channel-blocking agent indicated for hypertension and for the management of chronic stable angina. Dilacor® XR was developed in conjunction with Rhône Poulenc Rorer (now part of Aventis Pharma). In June 1997, Rhône Poulenc Rorer granted Watson Pharmaceuticals an exclusive worldwide license to market Dilacor® XR. In addition to being approved in the United States, Dilacor® XR is also approved for sale in Australia, New Zealand, Korea, the Philippines and Germany. Marketing exclusivity for this product in the United States expired in June 1995. The Company no longer receives royalties from this product.

Geomatrix™ Products in Development

        There are currently five products in the development process that utilize the Geomatrix™ technologies. In addition, the Company has a number of projects in earlier stages of development. The following table sets forth certain information regarding some of the products in the Company's development pipeline. For a description of the development process, including definitions for development status stages, see "Research and Development – Development Process for Brand-Name Pharmaceuticals".

Product	Modified	Therapeutic Category	Development Status	Collaborative Partner
Ropinirole	Yes	Central Nervous System	Phase III	GlaxoSmithKline
Zileuton	Yes	Asthma/COPD	Phase II completed	Critical Therapeutics
Undisclosed #1	Yes	Undisclosed	Phase II completed	Merck KGaA
Ramipril	Yes	Cardiovascular	Feasibility	King
Undisclosed #2	Yes	Undisclosed	Feasibility	Undisclosed

        Ropinirole is an FDA-approved drug that is currently marketed as Requip®, primarily in the United States and Europe, by GlaxoSmithKline. As it is currently marketed, Requip® is an immediate release formulation administered three times daily and is prescribed for Parkinson's disease, a chronic progressive disease in which the degeneration of nerve cells in the brain eventually impairs the ability to control body movements. The Company is currently developing a once-daily version using its Geomatrix™ technology. The Geomatrix™ formulation is expected to provide a simplified regime for patients on Requip® therapy that will improve patient convenience. The once-daily version commenced Phase III clinical trials in June 2003.

        Zileuton is an FDA-approved drug for asthma and COPD. A four times a day immediate-release version of zileuton was marketed by Abbott Laboratories as Zyflo® Filmtab® (zileuton tablets). SkyePharma has developed a controlled-release formulation of Zileuton, using its Geomatrix™ technology. Abbott completed Phase III development in asthma with this product. In January 2004 SkyePharma announced an agreement with Critical Therapeutics Inc ("CTI") to collaborate on the further development of this formulation for the indications of moderate to severe asthma and COPD. Because of changes in the active pharmaceutical ingredient supplier and manufacturer, the formulation will need further in vivo (human) testing before an application may be filed. Once approved by the FDA, CTI intends to market this product in the United States through its own specialist sales force.

        Undisclosed # 1 is a new formulation of a drug being developed for Merck KGaA ("Merck") utilizing the Geomatrix™ delayed release technology to deliver the dose at a precise time interval after administration. The new formulation being developed by the Company has completed Phase II development. The Company is in discussion with Merck regarding the future development of this product.

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

        Undisclosed # 2 is a new formulation of a drug being developed for an undisclosed partner utilizing the Geomatrix™ technology to control the release of the drug from the tablet and at the same time increase the drug's bioavailability. The new formulation being developed by the Company is in the feasibility stage.

Other Oral Products in Development

        NK-104 is a new lipid-lowering agent that has been developed by Kowa and has received marketing authorization in Japan. Phase II trials have been completed in Europe and have commenced in the United States. NK-104 has been developed from a class of compounds called statins that have been shown to significantly reduce mortality in patients with high cholesterol and heart disease. The Company and Kowa have an active relationship involving the formulation, development, scale-up and manufacturing for clinical trials for a number of products in Kowa's development pipeline, including NK-104.

Injectable

DepoFoam™ Injectable Technologies

        DepoFoam™ consists of lipid-based particles composed of hundreds to thousands of discrete water-filled chambers, containing the encapsulated drug, with each chamber separated from adjacent chambers by a lipid membrane. The particles are suspended in saline and the water-filled chambers containing the active ingredient. DepoFoam™ formulations can be delivered into the body by a number of routes, including under the skin, within muscle tissue, into brain and spinal fluid, within eyes, within joints and within the abdominal cavity. Because the components of DepoFoam™ are similar to lipids normally present in the body, the material is biodegradable and biocompatible. Typically, a DepoFoam™ formulation consists of less than 10% lipid to encapsulate the active drug to form DepoFoam™ particles that are suspended in solution (generally saline) that accounts for approximately 90% of the remaining volume. The resulting DepoFoam™ formulation is stored under refrigeration in ready-to-use form.

        SkyePharma Inc. has tested DepoFoam™ formulations that release drugs over a period of days to weeks with the period of release defined by characteristics of a variety of DepoFoam™ formulations and the relevant drug. SkyePharma Inc. believes drugs may be released from DepoFoam™ particles as the drugs diffuse through the walls, by gradual erosion of the particles, and by processes involving the rearrangement of membranes. The nature of drug release may also be determined by the characteristics of each drug molecule. SkyePharma Inc. has demonstrated that DepoFoam™ can be used to encapsulate a wide spectrum of drugs, including small molecules, proteins, peptides, antisense oligonucleotides and DNA, aimed at treating different diseases and symptoms.

Advantages of DepoFoam™

        The Company believes DepoFoam™ addresses many of the limitations associated with traditional methods of delivering drugs. Most drugs are administered orally, by injection in intermittent and frequent doses or by continuous infusion. These latter methods of administration are not ideal for several reasons, including difficulty in achieving appropriate drug levels over time, problems with side effects, high costs due to frequent or continuous administration and poor patient compliance. Furthermore, innovations in biotechnology have led to an increase in the number of macromolecule biologics, such as protein and peptide drugs, under development. These drugs, because of their large molecular size and susceptibility to degradation in the gastrointestinal tract or in the blood, must usually be administered by multiple injections, often in a hospital or other clinical setting.

        The Company believes that DepoFoam™'s key advantage over traditional methods of drug delivery, including injections and oral administration, is that the sustained-release characteristics of DepoFoam™ allow drugs to be administered less frequently and more conveniently. To attain the desired effect, conventional drug delivery often results in a dosage that delivers an initially high level of the drug followed by a sharp decline over a relatively short period of time, whereas DepoFoam™ formulations can provide a more consistent drug level over an extended period. As a result, DepoFoam™ products can potentially improve safety and effectiveness. For example, DepoCyt® clinical trials have shown that DepoCyt® has a therapeutic life of up to two weeks after a single intrathecal injection compared with less than one day with unencapsulated cytarabine.

        The Company believes that key features of DepoFoam™, including lower initial drug levels and delivery of appropriate drug levels over an extended period of time, make it superior not only to traditional methods of delivering drugs, but also to other sustained-release delivery formulations. The Company believes DepoFoam™ may:

  •
  Enhance safety and efficacy. DepoFoam™ drug delivery may improve the ratio of therapeutic effect to side effects by decreasing the initial concentrations of drug associated with side effects, while maintaining levels of drug at therapeutic, sub-toxic concentrations for an extended period of time.

  •
  Improve convenience and lower overall treatment costs. DepoFoam™ formulations of drugs may offer cost savings by reducing the need for continuous infusion, the frequency of administration and the number of visits a patient must make to the doctor.

  •
  Expand types of drugs which can be delivered over an extended period of time. DepoFoam™ may be able to deliver proteins, peptides and nucleic acids more effectively.

  •
  Expand indications of currently marketed drugs. The appropriate release of drugs from a DepoFoam™ formulation may allow such drugs to be marketed for indications where they are currently not thought to be useful because of the limitations of current delivery methods.

  •
  Improve products through reformulation. DepoFoam™ may offer the potential to produce new formulations of generic products that may be differentiated from the nonsustained-release versions by virtue of reduced dosing requirements, improved effectiveness, additional applications or decreased side effects.

Approved DepoFoam™ Injectable Products

        To date, two products utilizing the Company's DepoFoam™ Injectable technology have received regulatory approval. Of these products, DepoCyt® is currently marketed in the U.S. and Europe. DepoDur™ was approved by the FDA in May 2004 and the Company anticipates its launch in the United States at the end of 2004. DepoDur™ is currently under review by regulatory authorities in Europe.

Product	Indication	Regulatory Approvals and Year of First Approval	Marketing Partner
DepoCyt®	Oncology	United States (1999)	Enzon
		Europe (2001)	Mundipharma
DepoDur™	Post-operative pain	United States (2004)	Endo

DepoCyt®

        DepoCyt® combines the Company's DepoFoam™ technology with cytarabine, a drug used to treat neoplastic meningitis from lymphomas and solid tumors. It is currently marketed in North America by Enzon and in Europe and Eastern Europe by Mundipharma for the treatment of lymphomatous meningitis. It is licensed for distribution to Nippon-Shinyaku in Japan and to Pharmis Biofarmaceutica for Brazil.

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

        Cytarabine does not last long in the fluid surrounding the brain and spinal cord. The result is that neoplastic meningitis cannot be treated effectively without the use of repeated injections into the space between the brain and/or spinal cord and the membrane which surrounds them. These injections are inconvenient and uncomfortable for patients, require physician supervision and increase the risk of infection. Because of these and other factors, the disease is often under-diagnosed and frequently left untreated. Without effective treatment, life expectancy for patients diagnosed with this disease is between two and four months. Clinical trials to date have shown that DepoCyt® maintained concentrations of cytarabine in the fluid which surrounds the brain and spinal cord for up to two weeks after a single injection as compared to less than one day with traditional injections of cytarabine. As a consequence, the use of DepoCyt® results in less frequent injections and may extend effective levels of the drug in the space between the brain and/or spinal cord and the membrane which surrounds them.

  Clinical Development

        DepoCyt® was developed in collaboration with Chiron Corporation in the United States and, until June 2000, with Pharmacia & Upjohn S. p. A., an affiliate of Pharmacia Corporation. Since April 1994, SkyePharma Inc. has been conducting clinical trials of DepoCyt® for the treatment of these cancers.

        In April 1999, the FDA approved DepoCyt® for the treatment of neoplastic meningitis from lymphomas and the product was launched in the United States in May 1999. In October 1999, SkyePharma Inc. discovered that two lots of DepoCyt® did not meet specifications and recalled these lots. Investigations identified that unannounced changes in a supplier's manufacturing process for a raw material resulted in product which did not meet all specifications throughout the shelf-life. SkyePharma Inc. and Chiron Corporation voluntarily withdrew DepoCyt® from the market. There were no adverse events attributed to the recalled batches, and the product was made available to patients on a compassionate basis. In March 2001, the FDA gave clearance to return DepoCyt® to the market.

        In November 1999, SkyePharma Inc. received marketing approval for DepoCyt® from the Canadian regulatory authorities for the treatment of neoplastic meningitis from lymphomas and solid tumors. The Canadian marketing and distribution rights were licensed to Paladin Labs Inc. in June 2000.

        Pharmacia Corporation filed for marketing approval of DepoCyt® to be used in the treatment of cancers which have spread to the brain and spinal cord from both the lymphatic system and solid tumors in Europe. In October 1999, its filing was accepted by the regulatory authority. In June 2000, Pharmacia Corporation notified the Company that it was terminating the marketing and distribution agreement with the Company for DepoCyt®. Pharmacia Corporation assigned the European marketing application to the Company, and the Company continued to pursue European marketing approval.

        In April 2001, the Company received notification that the European Committee on Proprietary Medicinal Products ("CPMP") had recommended the granting of marketing authorization for DepoCyt®, marketed in Europe as DepoCyte®, for the treatment of neoplastic meningitis from lymphomas. In August 2001, the European Commission ratified the recommendation received from the CPMP by granting marketing authorization for DepoCyte® throughout the European Union for the treatment of neoplastic meningitis from lymphomas.

  Marketing Partners and Licensing

        In November 2002, the Company re-acquired the DepoCyt® marketing, distribution and sales rights for the United States from Chiron Corporation in return for an undisclosed cash payment, and for Canada from Paladin Labs Inc for a nominal sum. In December 2002, the Company licensed the North American rights to DepoCyt® to Enzon. Enzon paid a license fee of $12 million. The Company will manufacture DepoCyt® and Enzon will purchase finished product at 35% of net sales, which will be reduced should a defined sales target be exceeded. The Company is also entitled to milestone payments based on the achievement of certain sales levels and the approval of additional indications.

        Marketing and distribution rights for DepoCyte® for Europe and the Philippines were licensed to Elan Pharmaceuticals ("Elan") in June 2001 but following Elan's decision not to proceed with the planned establishment of an oncology sales force, SkyePharma reacquired these European rights during 2003 for an unspecified amount. In June 2003 the Company licensed exclusive marketing and distribution rights for DepoCyte® to Mundipharma for most European and Eastern European countries. The Company will manufacture DepoCyte® and supply it to Mundipharma associates at an agreed transfer price. Mundipharma will also pay SkyePharma an additional royalty on sales plus additional milestones. In February 2004, Mundipharma launched DepoCyte® in Europe.

        In June 2001, the Company licensed the marketing rights for DepoCyt® in Japan and Taiwan to Nippon-Shinyaku. In 2003 the Company licensed marketing rights for DepoCyt® in Brazil to Pharmis Biopharmaceutica.

  Additional Territories and Indications

        The Company is currently conducting a Phase IV clinical trial, the results of which should provide data to support a claim for treatment of neoplastic meningitis associated with solid tumors in the United States and Europe.

DepoDur™

        The Company has developed DepoDur™ for the control of moderate to severe post-operative pain. The Company anticipates that DepoDur™'s main use will be in the control of post-operative pain in hospitalized patients undergoing surgical procedures requiring general or local anaesthetic such as major abdominal surgery, orthopaedic surgery and caesarean section. DepoDur™ is given as a single epidural injection in the peri-operative period and provides pain relief for up to 48 hours following surgery. DepoDur™ was approved by the FDA in May 2004 for the treatment of pain following major surgery and is licensed for the U.S. and Canada to Endo and to Medeus for Europe. The Company anticipates the launch of DepoDur™ in the United States in late 2004. If national approval in the UK is gained, the Company intends to seek approval in other European countries under the EU Mutual Recognition procedure.

  Clinical Development

        In December 1996, SkyePharma Inc. filed an investigational new drug application with the FDA to begin human studies of DepoDur™ (previously referred to as DepoMorphine) for the treatment of pain following major surgery. In December 1997, SkyePharma Inc. completed a Phase I dose-escalation study that assessed the safety and level of drug exposure in the blood of single doses of DepoDur™ administered to healthy volunteers.

        In February 2000, the Company announced that in Phase II clinical trials, DepoDur™, when given as a single pre-operative epidural injection in patients undergoing hip replacement surgery showed a statistically significant dose-related reduction in post-operative fentanyl usage and pain intensity scores for up to 48 hours as compared with patients receiving a pre-operative placebo. For patients requesting post-operative fentanyl, pain intensity at time of first request was rated "severe" in 57% of placebo patients but rated "severe" in only 21%, 9% and 4% in the patients dosed with 10mg, 20mg and 30mg of DepoDur™ respectively.

        In January 2001, the Company announced that it had started its Phase III clinical trials for DepoDur™. The last Phase III study was completed in March 2003. The clinical development program for DepoDur™ involved four separate pain models involving nearly 1000 patients. In the two pivotal trials, in hip surgery and lower abdominal surgery, DepoDur™ demonstrated sustained dose-related analgesia and achieved its primary endpoint (superiority over study comparators in terms of total demand for opioid analgesics after surgery) with a high degree of statistical significance. DepoDur™ also achieved statistical significance on several secondary endpoints, such as patient perception of pain intensity and adequacy of pain relief. In two related Phase IIb trials, DepoDur™ was significantly better than study comparators in a caesarean section study and approached statistical significance in a knee arthroplasty study. In the latter study, the primary endpoint was recalled pain intensity. DepoDur™ did achieve a high degree of statistical significance in total demand for opioid analgesics after surgery, a secondary endpoint in the knee arthroplasty trial, but the primary endpoint in the three other studies.

        In July 2003, the Company submitted the DepoDur™ NDA to the FDA. In September 2003, the FDA formally accepted the NDA for filing. In November 2003, the Company submitted the DepoDur™ marketing approval application to the UK Medicines and Healthcare Products Approval Agency. DepoDur™ was approved by the FDA in May 2004 for the treatment of pain following major surgery.

  Marketing Partners and Licensing

        In December 2002, the Company entered into a development and commercialization agreement under which Endo Pharmaceuticals Inc. received an exclusive license to the U.S. and Canadian marketing and distribution rights for two of the Company's patented development products, DepoDur™ and Propofol IDD-D™, a product using the Company's IDD solubilization technology, with options for other development products in the area of pain management. In return, the Company received a $25 million payment on signing in respect of DepoDur™. In addition, the Company may receive further milestone payments totaling $95 million which include total milestones of $10 million for DepoDur™ through FDA approval. The total also includes a $15 million milestone payment when net sales of DepoDur™ reach $125 million in a calendar year, and a $20 million milestone payment when net sales of DepoDur™ reach $175 million in a calendar year. The Company will also receive a share of each product's sales revenue that will increase from 20% to a maximum of 60% of net sales as the products' combined sales achieve certain thresholds in any given year. The agreement provides for the parties to work together and complete the necessary clinical, regulatory and manufacturing work for regulatory approval of DepoDur™ and Propofol IDD-D™ in the United States and Canada. The Company will be primarily responsible for clinical development up to final FDA approval and for product manufacture, including all associated costs. Upon approval, Endo will market each product in the United States and Canada with the Company as supplier. Endo will be responsible for funding and conducting and post-marketing studies and for selling and marketing expenses.

        In April 2004, the Company entered into a strategic marketing agreement with Medeus for the marketing and distribution of DepoDur™ in Europe. The Company will receive a share of sales of DepoDur™ that will increase from an initial 35% to a maximum of 50% of net sales provided certain sales thresholds are reached. The Company will also receive a payment on signing and will receive further future milestone payments on attainment of marketing approvals, commercial launches and sales targets; if all targets are met these payments will amount to over €100 million. The Company will be responsible for the cost of manufacturing the product and for clinical development required to gain and maintain approvals throughout the expanded EU. Medeus will be responsible for the cost of all sales and marketing of the product, including pre-launch development and any further clinical studies (other than Phase IV studies for market development, for which the parties will collaborate).

  DepoFoam™ Injectable Products in Development

        The table below summarizes DepoFoam™ products currently under development. The stages of the development process, including definitions of the various stages, are explained under "Research and Development – Development Process for Brand-Name Pharmaceuticals".

Product (Active Compound)	Therapeutic category	Development Status	Collaborative Partner
DepoBupivacaine (bupivacaine)	Post surgical/post injury pain	Phase I completed	SkyePharma
Interferon alpha-2b	Anti-viral/Oncology	Pre-clinical	GeneMedix

  DepoBupivacaine

        The Company is developing DepoBupivacaine, a DepoFoam™ formulation of the widely used local pain medicine bupivacaine for controlling post-surgical or post-injury pain. Pain associated with surgery or injury is often treated with local anesthetics. However, the usefulness of local anesthetics is frequently limited by their short period of effectiveness following administration which results in recurrence of pain and the need for repeated drug administration by a medical professional. One dose of DepoBupivacaine is expected to provide more than 24 hours of regional pain relief, compared with up to six hours following conventional bupivacaine administration.

        SkyePharma Inc. has successfully encapsulated bupivacaine in a DepoFoam™ formulation ("DepoBupivacaine"). Initial studies have shown that DepoBupivacaine is released slowly at the site of injection, resulting in prolonged duration (more than 48 hours) of pain relief following a single-dose administration. The Company completed a Phase I clinical trial for DepoBupivacaine during 2001 and has completed a second Phase I study in 2003.

        The Company believes that a DepoFoam™ formulation of a local anesthetic may complement DepoDur™ and that the DepoDur™ and local anesthetic formulations will give physicians improved drugs to manage post-operative pain.

        Under the development and commercialization agreement with Endo for DepoDur™ and Propofol IDD-D™ signed in December 2002, Endo has an option to negotiate for commercialization rights for DepoBupivacaine in the U.S. and Canada when the Company successfully completes its Phase II trials, as well as other of the Company's products formulated using the DepoFoam™ technology successfully developed for the prophylaxis or treatment of pain.

  Interferon alpha-2b

        In June 2002, the Company signed a Joint Agreement with GeneMedix ("GeneMedix") plc to develop an extended release formulation of interferon alpha-2b using the Company's DepoFoam™ technology. Interferon alpha-2b is already accepted as a part of the standard therapy in the treatment of Hepatitis C and Hepatitis B infection, and as an adjunct to chemotherapy in certain forms of cancer. Therapeutic proteins are easily degraded inside the body. An extended release DepoFoam™ formulation of interferon alpha-2b has the possibility to deliver therapeutic doses of the protein in a controlled manner for a period up to 28 days from a single injection. This would represent a considerable benefit to patients with Hepatitis C whose current treatment may require injection of interferon alpha-2b up to every seven days. Following initial studies, the Company and GeneMedix are discussing the future of this collaboration. For a discussion of the terms of this agreement, see "Collaborative Arrangements – Injectable".

  New Product Feasibility Programs

        The Company is also evaluating, with undisclosed corporate partners, DepoFoam™ formulations of several additional compounds including macromolecules. These projects are all at the pre-clinical stage of development. The objectives of these programs are to:

  •
  determine whether candidate drugs can be successfully encapsulated in DepoFoam™ formulations;

  •
  evaluate drug release characteristics in the lab and in animal tissue; and

  •
  conduct initial effectiveness and/or safety studies in animal models to demonstrate potential clinical utility and advantages of the DepoFoam™ formulations.

Biosphere® Technologies

        The Company believes that the Biosphere® injectable technology will complement its DepoFoam™ sustained-release injectable expertise by providing additional delivery options for proteins and peptides. Proteins and peptides cannot be given orally because they will not survive passage through the digestive system. However, the short half-life of most protein and peptides means that injections usually need to be given frequently and, as injections are unpopular with patients, compliance tends to be poor.

        The Biosphere® drug delivery system, acquired in May 2002, provides sustained-release of injectable proteins and peptides. The technology encapsulates the drug substance in highly purified starch in microscopic spheres that are then coated with a copolymer of lactic and glycolic acid. After injection, the coating and core erode and the drug content is released over a period that can be controlled from days to months. In contrast with conventional microspheres, the coating used in Biosphere® does not contain any drug so there is a low "burst" even at high drug loadings. The Biosphere® technology achieves encapsulation of protein drugs under controlled conditions that avoid exposure of the protein to destructive organic solvents that can often cause structural changes.

        The first human administration of coated and uncoated starch Biosphere® microspheres containing no active drug took place in 2001. The study involved 16 subjects and no significant adverse reactions were reported. In February 2003 the Company announced that the Biosphere® technology had been successfully used to deliver a protein drug over an extended period of time. A paper in Drug Delivery Systems & Sciences (Vol. 2, No. 4, 103-109) by scientists from the Company's research unit in Malmo, Sweden describes pre-clinical studies on the release of human growth hormone over a period of two weeks from a single injection. In the study, the human growth hormone was encapsulated with high efficiency and released evenly throughout the period. Importantly the gentle encapsulation process and the inert conditions within the Biosphere® particles preserved protein structure and function. A Biosphere® formulation of human growth hormone was studied in a Phase I clinical trial that was successfully completed at the end of 2003. In addition to the human growth hormone, the Company is also evaluating Biosphere® formulations of other proteins and peptides.

Inhalation

Inhalation Technologies

        The Company is developing advanced inhalation drug delivery technologies that are designed to deliver medicines via a patient's lungs without relying on aerosol inhalers powered by CFC-based propellants, which are considered environmentally harmful. The 1997 Montreal protocol signed by more than 140 countries aims to eliminate the manufacture, use and sale of CFC propellants by 2005. This pressure for the phasing out of CFCs has led to an increased focus on the development of both non-CFC MDIs and DPIs. The Company is currently working with two types of inhalation drug delivery systems: non-CFC MDIs using hydro-fluoro-alkanes ("HFA") as a propellant and DPIs that require no propellant and are breath-actuated. In its MDI development work, the Company focuses on the formulation of drugs for use in MDIs manufactured by third parties. In its DPI development work, the Company focuses both on the development of the device and on the formulation of drugs for use with the device.

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

MDI Technologies

        Metered dose aerosol inhalers, the most widely used systems for inhalation drug delivery, have been in existence for more than 40 years and are primarily used to deliver asthma medications and other small molecule drugs to the lung, although significant advances have been made in recent years in the delivery of large molecule drugs, such as peptides and proteins, via the lung. The drugs are typically packaged in a portable canister as a suspension or solution in a volatile propellant. The primary technical challenge in developing a non-CFC MDI results from the fact that the two most widely used non-CFC propellants, HFA 134a and HFA 227, behave differently from CFC gases because of their physicochemical characteristics. This has resulted in a need for a complete reengineering of the MDI device rather than a simple substitution. Among other things, this means that the mechanical components of the MDI device, especially the valves and gaskets, must be completely reformulated to work properly with non-CFC gases. The Company's work in this area has resulted in a high level of expertise in the evaluation of valves and gaskets utilized in the MDI device. The Company is currently developing aerosol formulations of a range of generic or off-patent drugs for the treatment of asthma. In its formulation work, the Company is working with both the HFA 134a and HFA 227 propellants.

DPI Technologies

        Dry powder inhalation technology has emerged as an effective means of delivering asthma medications to the pulmonary system without the use of CFC propellants. DPIs rely on the patient's own lung power to deliver a fine dry powder suspension to the lung. DPI drug compounds are formulated in solid form and packaged in portable containers. Most DPIs currently on the market provide medicine in a pre-metered single dose form, such as a gelatine capsule or blister pack. Under the brand name "SkyeHaler", the Company is developing a DPI with a drug reservoir with the capacity to deliver up to 300 doses.

        The primary technical challenge in developing a DPI device is to design a product that offers accurate and uniform dosing at variable flow rates of inhalation. Although additional testing remains to be performed, the Company believes that it has solved this problem by designing and incorporating valves in its DPI that make delivery flow-rate independent at inhalation rates of between 25 and 60 litres per minute. The Company's DPI is fully breath-actuated and offers an easy-to-use mechanism that is capable of delivering uniform doses. In addition, the device benefits from a counter that keeps track of how many doses remain in the device.

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

  •
  Breath Actuated. The Company's DPI relies on the patient's own lung power to deliver a fine powder suspension to the lung.

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

Approved Inhalation Products

  Foradil® Certihaler®

        In November 1998, the Company and Novartis agreed to jointly develop a new formulation of Novartis' Foradil® asthma drug using the Company's SkyeHaler, together referred to as the Foradil® Certihaler®. For a discussion of the terms of the agreement, see "Collaborative Arrangements – Inhalation".

        Formoterol, the active ingredient in the Foradil® Certihaler®, is a long-acting beta-agonist bronchodilator, which combines a rapid onset of action (within 1–3 minutes) with a long-lasting bronchodilation of 12 hours. This feature offers large benefits for all patients who suffer from obstructive lung diseases. Formoterol is licensed by Novartis from Yamanouchi Pharmaceuticals. Foradil® is currently marketed in over 60 countries and in 2003 Novartis reported sales outside of the U.S. of $280 million. The Certihaler® DPI contains 60 doses giving patients the convenience of 30 days of therapy in a single inhaler.

        In October 2002, Schering-Plough obtained exclusive U.S. distribution and marketing rights to all Foradil products from Novartis. Schering-Plough currently markets Foradil® Aerolizer™ (formoterol fumarate inhalation powder), a single-dose inhalation device. Novartis retains international rights to the Foradil® product line. This licensing did not affect the Company's commercial agreement on royalties or manufacturing with Novartis.

        On December 20, 2002, the Company announced the submission by Novartis of a NDA for the Foradil® Certihaler® to the FDA and to health authorities in the European Union, for review on a country-by-country basis. In October 2003 the FDA issued an approvable letter for the Foradil® Certihaler®. This means that the product can be approved by the FDA subject to resolution of certain outstanding issues. In March 2004 the Company announced that the Certihaler® had received its first European approval when the Swiss pharmaceutical regulatory authority approved the Foradil® Certihaler®. The Certihaler® has been subsequently approved in Finland and Austria.

Inhalation Products in Development

        The table below summarizes inhalation products currently under development. The stages of the development process are explained under "Research and Development – Development Process for Brand-Name Pharmaceuticals".

Product	Therapeutic Category	Development Status	Inhalation System	Collaborative Partner
Pulmicort® MDI	Asthma	Phase III	HFA-MDI	AstraZeneca
HFA-formoterol	Asthma	Phase II	HFA-MDI	SkyePharma
QAB 149	Asthma/COPD	Phase I completed	DPI	Novartis
Formoterol Combi	Asthma	Phase I	HFA-MDI	SkyePharma

  Pulmicort® MDI

        In December 2001, the Company signed exclusive agreements with AstraZeneca to develop the next generation of AstraZeneca's Pulmicort® (budesonide) MDI for the European market. The Company will apply one of its inhalation delivery technologies using HFA as propellant to replace CFC's in the currently marketed MDIs. For a discussion of the terms of this agreement, see "Collaborative Arrangements – Inhalation". The Company has already developed an internal formulation of budesonide, the active ingredient in Pulmicort®, that is pharmaceutically stable and suitable for use in an HFA-MDI. Phase II clinical studies on the AstraZeneca formulation have been completed and successfully demonstrated equivalence with the CFC aerosol version. Phase III clinical studies in Europe commenced in June 2003.

  HFA-formoterol

        The Company's HFA formulation of the long-acting beta-agonist formoterol, "HFA-formoterol", will be used in MDIs to treat asthma. The Company's Phase II trial data has confirmed that its HFA aerosol inhaler is equivalent to the dry powder version of formoterol in terms of effect on patient lung function. HFA-formoterol has completed Phase II clinical studies and is expected to enter Phase III clinical trials in the second half of 2004.

  QAB 149

        In December 2003, the Company announced an agreement with Novartis to jointly develop a new product for the treatment of asthma and COPD. The product will combine QAB 149, Novartis' novel long-acting bronchodilator that is currently in Phase II trials for asthma, with two SkyePharma technologies: the SkyeHaler and SkyeProtect, a powder formulation that protects the drug from atmospheric moisture to ensure product stability and dose-to-dose reproducibility. The product has successfully completed a technical feasibility study. The Company received an initial payment on signature of the agreement and, if the co-development project progresses successfully, Novartis will also make future payments on attainment of development milestones and will pay SkyePharma royalties on eventual sales.

  Formoterol-Combi

        The Company is developing a fixed-dose combination of formoterol, the long-acting beta-2 agonist, with fluticasone, an inhaled corticosteroid, to be used in MDIs to treat asthma. The combination product, known as "flutiform", completed Phase I trials in 2004. The product is expected to enter Phase II in the second half of 2004.

Topical

Topical Technologies

  HA-Based Technologies

        The Company's "HA"-based technologies were acquired from Cade Struktur. They are topical drug delivery technologies based on HA, a natural polymer, which is designed to maintain efficacy and localize the delivery of drugs to the skin for the treatment of a variety of skin disorders. HA is a long-chained polysaccharide that is a major constituent surrounding cells in most animal tissues. In solution in water, HA's coiled structure acts as a net which can entrap a wide variety of drug compounds. HA is attracted to and adheres to specific receptors on cell membranes which can be found in increasing numbers at sites of damage and disease in the body. This means that drugs can potentially be targeted to and held at the site where the drug is needed. HA's safety profile, its ability to carry drugs and its potential targeting characteristics make it an excellent vehicle for drug delivery. The Company anticipates that by enhancing the delivery of a specific drug, treatment with HA formulations might require less drug compared with treatment with the drug administered by itself. As a result, the Company believes formulations employing HA based technologies may result in decreased systemic side effects or enhanced therapeutic effect.

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

  DermaStick

        The DermaStick technology was acquired from Bioglan in two stages, together with the Crystalip technology. DermaStick presents the active ingredient in a wax stick, which facilitates controlled application to affected skin. A major advantage of DermaStick over existing stick technologies is that it avoids the problem of poor homogeneity of stick formulations. Poor homogeneity is experienced because the active is suspended in the vehicle, and during the solidification process the suspended active is allowed to sediment. The DermaStick avoids this issue by holding the active in solution and thereby allowing manufacture of homogeneous sticks.

  ES-Gel

        The ES-Gel technology was acquired from Bioglan in two stages, together with the Crystalip and DermaStick technologies. ES-Gel is a semi-solid formulation producing enhanced solubility of drugs and providing substantially increased bioavailability by the transdermal route. The system will primarily compete with transdermal patch technologies. Other than the avoidance of the need for a patch, the major advantage is ES-Gel's ability to deliver low water soluble compounds through the skin and to do this without the use of penetration enhancers. The resultant products may also be significantly lower cost compared with patches and most other transdermal delivery systems.

Approved Topical Products

Solaraze®

        The first approved drug product using the Company's HA-based technology is Solaraze®. Solaraze® is a topical gel used to treat actinic keratosis, a pre-cancerous skin condition caused by over-exposure to the sun. It is a formulation of HA and the non-steroidal anti-inflammatory drug diclofenac. Solaraze® has been shown to be an effective topical product for actinic keratosis. Compared with other actinic keratosis treatments, Solaraze® is non-invasive, non-scarring and is well tolerated by patients.

        In July 1997, Solaraze® received regulatory approval for marketing in the United Kingdom. Subsequently, in May 1998, Solaraze® was approved for marketing in Germany, Sweden, Italy, France and Canada. In October 1998, the Company submitted an NDA for the marketing of Solaraze® in the United States, which was filed by the FDA in December 1998. The Company received FDA approval for this product in October 2000.

        In March 2000, the Company entered into an agreement with Bioglan for the manufacture, marketing and distribution of Solaraze® in Europe for an upfront licensing fee and royalty payments. In December 2000, the Company entered into a further agreement with Bioglan for the license of marketing rights to the United States, Canada and Mexico for Solaraze®, for which Bioglan paid a $14 million fee and agreed to pay further significant milestone payments upon commercialization of Solaraze®.

        In December 2001, the Company agreed to the transfer of rights to market Solaraze® in the United States, Canada and Mexico from Bioglan to Quintiles. Under this agreement, Bioglan received £15 million from Quintiles in return for the U.S., Canadian and Mexican rights to market and sell Solaraze®. In addition, Quintiles paid SkyePharma $5 million and Bioglan agreed to pay SkyePharma $12.5 million in settlement of monies owing under the license agreements between the two companies for the sales and marketing of Solaraze® in United States, Canada and Mexico. Quintiles subsequently launched Solaraze® in the United States in January 2002. On February 21, 2002, the affairs of Bioglan were placed into administration. On May 13, 2002, following negotiations with the Administrators of Bioglan, SkyePharma announced an agreement to transfer all rights to market Solaraze® in Europe to Shire for a total consideration up to £15 million, plus royalties on European sales. Of this total consideration, £2.1 million is contingent on conditions, including Solaraze®'s launch in certain European countries.

        On June 9, 2004, Quintiles announced that it had reached agreement to sell assets relating to its specialty dermatology products company, Bioglan Pharmaceuticals, to Bradley Pharmaceuticals, Inc. ("Bradley") in a transaction valued at $183 million in cash, plus direct costs for transferred inventory. Completion of the agreement is subject to satisfaction of customary conditions and regulatory requirements. The assets sold to Bradley include the marketing rights for the United States with respect to Solaraze®. Pursuant to the Company's agreement with Quintiles, transfer or assignment of these rights may require the Company's consent depending upon the structure of the agreements between Quintiles and Bradley. The Company is in discussion with Quintiles in respect of such consent.

        In September 2002, the Company entered into a reciprocal licensing agreement with Meditech concerning the marketing of Solaraze® in certain Pacific Rim territories. The Company had acquired rights to Solaraze® in 1999 from the administrators of Cade Struktur, excluding those relating to certain Pacific Rim territories which were owned by Meditech under a pre-existing agreement with Cade Struktur. Under this agreement, the Company reacquired these territorial rights to Solaraze® from Meditech in return for an upfront payment, a milestone payment payable on regulatory approval of the product in Australia or New Zealand, and a royalty on sales. Through this agreement, the Company gained the exclusive right to manufacture and market or sublicense Solaraze® in Australia, New Zealand, Singapore and Malaysia whilst Meditech obtained equivalent rights in China, Taiwan, Indonesia and the Philippines, none of which were included in Meditech's original agreement with Cade Struktur. Each party will receive an identical royalty on sales made by the other party in its allocated territory.

        In December 2002, the Company licensed to Shire the exclusive rights to manufacture, distribute and sell Solaraze® in Australia, New Zealand, South Africa and certain other countries in the Pacific Rim not included in the Company's license to Meditech. In return for these rights, the

Company will receive up to a total of £2.2 million pounds comprising an undisclosed upfront payment and additional milestone payments contingent on the product's successfully completing a Phase III clinical study in Australia and receiving regulatory approval in the licensed territories. The Company will also receive royalties on net sales and milestones as sales exceed certain levels.

Topical Products in Development

        In addition to Solaraze®, the Company had been developing Hyclinda, a topical gel to treat acne, a formulation of acyclovir in ES-Gel in conjunction with Sakai and various other early stage products under its Crystalip, DermaStick and ES-Gel systems.

Licensing

        On April 29, 2004 the Company announced that it had licensed the rights to its dermatology assets, which account for substantially all of its topical drug delivery technologies, for those territories that are not covered by existing licenses, to Trigenesis. The rights relate to three marketed drugs, including Solaraze®, rights to six pipeline products, including Hyclinda and Acyclovir, and six proprietary and complementary delivery technologies, including HA-based technologies, Crystalip, Dermastick, ES-Gel, Dissocubes and Solid Lipid Nanoparticles. Under the agreement, Trigenesis is obligated to exploit the dermatology assets covered by the license and to continue the development of those drug candidates that are currently at the pipeline stage. Trigenesis has also assumed the majority of SkyePharma's existing obligations to third parties with respect to the development of these drug candidates. All rights granted by the Company to licensees under existing licenses remain unaffected by the agreement. In addition, the Company has retained the right to use the technologies subject to the license for the development of a number of new chemical entities in the dermatology area and, in certain cases, also for non-dermal applications.

        The Company received a payment on signing and for each of the six pipeline products may receive additional milestones on completion of Phase III trials and on approval. If all six products reach the market in the United States and Europe, total milestone payments (including the payment on signing) will be in excess of US$20 million. The Company will also receive a 10% royalty on sales of these products by Trigenesis and 35% of any sub-license income. Trigenesis will be obligated to develop the pipeline products and to exploit the delivery technologies and will also assume certain of the Company's existing obligations to third parties involved in development.

        Subsequent to the completion of Trigenesis agreement, Trigenesis announced on May 6, 2004, that it was being acquired by Dr Reddy's, an Indian pharmaceutical company, which will assume all the obligations of Trigenesis.

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

        The nano-particulate technology acquired from Medac was originally developed by a team of researchers at the Free University of Berlin in the early 1990s and was subsequently licensed to Medac which pursued the development of the technology. The nano-particulate technology acquired from Medac consists of three separate techniques:

  •
  Nano-suspensions, a dispersion of pure drug without any matrix including the Dissocubes™ technology;

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

        The IDD technology platform acquired with the acquisition of SkyePharma Canada has been developed since the early 1990s with over $50 million having been invested in the technology and development of a proprietary product pipeline. To date, no products using the IDD technology have been approved. The IDD technology incorporates the following methods:

  •
  MicroParticle (IDD-P™), phospholipid stabilized sub-micron to micron sized water-insoluble drug particles. This approach can be used for a wide range of insoluble drugs to be administered via the oral, topical, injectable, implantable or inhaled routes; and

  •
  MicroDroplet (IDD-D™), phospholipid stabilized sub-micron to micron sized emulsions of water-insoluble drug substances. This approach is available also to a restricted range of drugs, limited by solubility in biocompatible oils, administered by the injectable route.

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

        As part of the license of its dermatology assets to Trigenesis on April 29, 2004 the rights for Dissocubes and Solid Lipid Nanoparticles for the topical therapeutic treatment of dermatological diseases and disorders were licensed to Trigenesis.

Advantages of solubilization technologies

        The Company believes that its solubilization technologies acquired from Medac and SkyePharma Canada offer a number of potential advantages over other solubilization technologies being developed by pharmaceutical and biotechnology companies. These include the following:

  •
  A variety of solutions. The SkyePharma technology encompasses five different approaches: nano-suspensions, solid lipid nano-particles and solid polymer nanoparticles, MicroParticle and MicroDroplet. This variety of approaches provides the Company with a number of different methods to address solubility problems.

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

Solubilization Products in Development

        The table below summarizes products currently under development based on the solubilization technologies. The stages of the development process are explained under "Research and Development – Development Process for Brand-Name Pharmaceuticals".

Product	Therapeutic Category	Development Status	Solubilization System	Collaborative Partner
Fenofibrate	Cardiovascular	Filed	IDD-P™	SkyePharma
Propofol IDD-D™	Anesthesia/Sedation	Phase II completed	IDD-D™	Endo
Busulfan	Oncology	Phase II	IDD-P™	SuperGen
Multiple	Undisclosed	Feasibility	IDD-P™	Baxter

  Fenofibrate

        The Company has been developing an improved formulation of fenofibrate in partnership with an undisclosed pharmaceutical company. During 2003 the Company and its partner re-negotiated the terms of their agreement and the Company re-acquired rights to the product for an unspecified amount. Fenofibrate is a lipid-lowering drug launched by Abbott as Tricor in the United States in 1998. The IDD formulation is a lower dose product providing blood levels similar to the 200mg currently marketed form. A response to an approvable letter from the FDA was filed in March 2004.

  Propofol IDD-D™

        Propofol is the active ingredient in AstraZeneca's Diprivan, a leading injectable anesthetic, which achieved sales in 2003 of $458 million. The Company is developing an improved formulation of propofol using its IDD-D™ technology. Patents on Diprivan began to expire in 2000. Despite incorporation of an anti-microbial preservative, Diprivan has problems with micro-organism growth if the product is not properly handled and also may cause the build up of fats in the body. The Company believes the IDD-D™ formulation is inherently anti-microbial and offers improvement in both these areas. Propofol IDD-D™ completed Phase II trials during 2003 with a target launch date, on successful completion of clinical trials, in 2006.

        In December 2002, the Company entered into a development and commercialization agreement under which Endo Pharmaceuticals received an exclusive license to the U.S. and Canadian marketing and distribution rights for two of the Company's patented development products, DepoDur™, an injectable product, and Propofol IDD-D™, with options to negotiate for other development products in the area of pain management. For a discussion of the terms of the agreement, see "Collaborative Arrangements – Solubilization".

        Propofol IDD-D™ has completed its Phase II clinical trial. The study, involving 79 female patients undergoing laparoscopic gynaecological surgery, was designed to show clinical effect of Propofol IDD-D™ versus Diprivan, a currently marketed version of 1% propofol. The study results provided evidence of comparable pharmacokinetics, efficacy and safety of the two formulations which will need to be confirmed in Phase III trials. In April 2004 the Company announced that it had successfully completed the review of the Phase II trial results of Propofol IDD-D™ with the FDA. SkyePharma and Endo have agreed upon the Phase III trial programme and expect Propofol IDD-D™ to commence Phase III trials in late 2004. The Phase III study will involve over 700 patients and is intended to support three target indications: general anesthesia in adults, monitored anesthesia care in adults and use in the intensive care unit for the sedation of intubated, mechanically ventilated adults.

  Busulfan

        The Company has developed an injectable formulation of Busulfan, for bone marrow transplants in pediatrics, in partnership with SuperGen, Inc. ("SuperGen"), using its IDD-P™

technology. Busulfan is currently marketed by SuperGen in oral form. The new formulation does not contain dimethyl acetamide ("DMA"), does not require refrigeration and is in Phase II trials. The Company has not been given any indication by SuperGen in the last year that this project is in active development.

  Baxter

        The Company has an exclusive agreement with Baxter to collaborate on the use of the IDD technology for the formulation of injectable New Chemical Entity ("NCE") medications. Baxter will work with its pharmaceutical company clients to develop injectable formulations for insoluble medications utilizing the IDD technology and its expertise in formulating and manufacturing injectable drugs. One of the most challenging issues in the development of many pharmaceutical products is formulating a water-insoluble NCE – a drug molecule that cannot be dissolved in water – so that it can be administered to patients in an injectable form. Under the terms of the agreement, the Company will receive milestone payments from Baxter based on certain events leading to the commercialization of the first product under the collaboration. In addition, the Company will receive a proportion of license fees, milestone payments and royalties on net sales of the IDD formulated injectable medications developed by Baxter for Baxter's global pharmaceutical company partners. Baxter has exclusive manufacturing rights to these products. Where the Company develops products for Baxter's partners, the Company will pay to Baxter a proportion of the milestones and royalties earned. In 2003, the agreement with Baxter was extended to incorporate the Medac nano-particulate technology.

  New Product Feasibility Programs

        In addition to the above described products, the Company has disclosed alliances with Schering Plough Corporation and has internal development products at early stages of development.

Collaborative Arrangements

Overview

        The Company has collaborative arrangements with each of its pharmaceutical partners, the terms of which vary considerably. Pursuant to these arrangements, the Company's partners typically fund all or a large part of the research and development expenses incurred in the development of new formulations of their products. Most of the Company's development contracts either provide for a flat fee for the Company's research and development efforts or provide for an agreed research and development budget. Some agreements have involved equity investments in the Company by the Company's partners. In negotiating contracts with its partners, the Company's strategy generally has been to cover its costs in the research and development process. Substantially all potential profits are expected to be generated by royalty payments or manufacturing fees for successfully developed and marketed products. In some cases, the partners have agreed to make specified payments to the Company upon the achievement of certain technical or commercial milestones, which may be deducted from future royalty payments for successfully developed and marketed products.

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

        The collaborative agreements do not typically obligate the partners to market any successfully developed and approved products. The Company does not have any control over whether and to what extent a partner will elect to commercialize a product. A client may choose not to market a product for reasons wholly independent of the Company's technologies. In most cases, if a client does not proceed to market the product once it has been successfully formulated and approved, the Company will not receive any additional income in respect of the product. In some more recent collaborations, however, contracts have included certain commitments for the Company's partners to market the product or to pay a minimum royalty in lieu of sales of the product.

        During the formulation and development stages, the Company's partners are generally free to terminate the collaborative relationship at any time and for any reason.

Oral

        The Company is currently receiving significant royalty revenues under two collaborative arrangements for its Geomatrix™ technology: Xatral® OD/Uroxatral® and Paxil CR™. Under the terms of these agreements, each of the development partners bore all of the costs of research and development according an agreed budget and are obligated to pay the Company continuing net royalties of between 1.5% and 5% of net sales. In return, the Company granted the development partners exclusive licenses to use the Geomatrix™ technology in these products throughout the world. The license agreement for Xatral® OD/Uroxatral® was signed in May 1999 with Sanofi-Synthélabo. The license agreement for Paxil CR™ was signed in March 1996 with SmithKline Beecham plc (now part of GlaxoSmithKline). For further discussion of the license agreement for Paxil CR™, see "Item 10: Additional Information – Material Contracts".

        The only collaborative arrangement involving Geomatrix™ technology in which the Company is responsible for conducting clinical trials is the development and licensing agreement for a once-daily version of Requip® (ropinirole) with GlaxoSmithKline, which was entered into in September 1999 with SmithKline Beecham (now part of GlaxoSmithKline). Under the terms of the agreement with GlaxoSmithKline the Company is responsible for all development activities for Requip® oral controlled release tablets up to regulatory filing, in collaboration with GlaxoSmithKline. As part of the agreement, GlaxoSmithKline made an equity investment of £4.9 million in the Company and will pay milestone payments at intervals up to product approval, including an upfront payment. In December 2001 and June 2003, the Company and GlaxoSmithKline amended the 1999 license for Requip® to take account of additional activities that had been undertaken by SkyePharma. Under the terms of the amendments, the timeline of certain milestone payments was renegotiated together with additional development revenues to reimburse SkyePharma for the additional activities. On commercialization of once-daily Requip®, the Company will receive royalties on future product sales. GlaxoSmithKline will take responsibility for preparing and pursuing all necessary regulatory approvals. The once-daily version commenced Phase III clinical trials in June 2003.

        The Company has a development and license agreement for Dilacor® XR, signed in 1998 with Rorer, a member of the Rhône Poulenc Rorer Group (now part of Aventis Pharma). In 1997, Rorer granted to Watson Laboratories, Inc. (with the consent of the Company) exclusive rights to market, advertise, promote, sell and distribute Dilacor® XR. The grant of rights to Watson Laboratories does not affect any entitlements of the Company or any of the material terms of the collaborative arrangement. The Company no longer receives royalties under this agreement.

        In addition, in 2002 the Company entered into a technology access, license and development agreement with e-nutriceuticals, Inc for the use of the Company's Geomatrix™ technology. In connection with the agreement the Company was issued convertible preferred stock. In August 2003, e-nutriceuticals merged with Vital Living Inc ("Vital Living") and as a result of the merger SkyePharma acquired 14,204,548 common shares in Vital Living. During 2003, the Company acquired additional preferred shares, notes and warrants that in total, assuming conversion, would give the Company a 28.1% stake in Vital Living's ordinary share capital. This investment is recorded within fixed asset investments.

Injectable

        In July 1997, SkyePharma Inc. entered into a marketing and distribution agreement with Pharmacia Corporation. Under the agreement, Pharmacia Corporation acquired rights to market and sell DepoCyt® in countries outside the United States. In February 2000, the Company recovered the rights to DepoCyt® for Japan and Canada. In June 2000, Pharmacia Corporation notified the Company that it was terminating the 1997 Marketing and Distribution Agreement. Subsequently, Pharmacia Corporation assigned the European marketing application to the Company and the Company continued to pursue the European marketing approval. In April 2001, the Company received notification that the CPMP had recommended the granting of marketing authorization for DepoCyte®, for the treatment of neoplastic meningitis from lymphomas. The CPMP's recommendation was forwarded to the European Commission for ratification. In June 2001, the Company licensed the marketing and distribution rights for DepoCyte® in Europe and the Philippines to Elan. In August 2001, the European Commission approved DepoCyte® for marketing throughout the European Union.

        In March 1994, SkyePharma Inc., then known as DepoTech, entered into a collaboration with Chiron to develop and commercialize DepoCyt® for use in the treatment of neoplastic meningitis. The Chiron agreement granted Chiron rights to market and sell DepoCyt® in the United States. In June 2000, the Company licensed the marketing and distribution rights for DepoCyt® in Canada to Paladin Inc.

        In November 2002, the Company re-acquired DepoCyt® marketing, distribution and sales rights for the United States from Chiron Corporation in return for an undisclosed cash payment, and for Canada from Paladin Labs Inc for a nominal sum. In December 2002, Enzon licensed the North American rights to DepoCyt® from the Company for a license fee of $12 million. The Company will manufacture DepoCyt® and Enzon will purchase finished product at 35% of net sales, which will reduce should a defined sales target be exceeded. The Company is also entitled to milestone payments based on the achievement of certain sales levels and the approval of additional indications. At December 31, 2002, the Company had a promissory note with Chiron of $1 million which formed part of the consideration for the reacquisition of the DepoCyt® marketing, distribution and sales rights. The promissory note is repayable in 2004 and bears interest at LIBOR plus 3%.

        Marketing and distribution rights for DepoCyte® for Europe and the Philippines were licensed to Elan Pharmaceuticals ("Elan") in June 2001, but following Elan's decision not to proceed with the planned establishment of an oncology sales force SkyePharma reacquired these European rights during 2003 for an unspecified amount. In June 2003 the Company licensed exclusive marketing and distribution rights for DepoCyte® to Mundipharma for most European and Eastern European countries. Under the terms of the agreement, Mundipharma paid the Company €4.25 million ($4.9 million) on signature plus additional milestone payments that may amount in total to €10.75 million ($12.3 million). The Company will manufacture DepoCyte® and supply it to Mundipharma associates at an agreed transfer price. Mundipharma will also pay SkyePharma an additional royalty on sales plus additional milestones. In February 2004 Mundipharma launched DepoCyte® in Europe.

        In June 2001, the Company licensed the marketing rights for DepoCyt® in Japan and Taiwan to Nippon-Shinyaku. In 2003 the Company licensed marketing rights for DepoCyt® in Brazil to Pharmis.

        In December 2002, the Company entered into a development and commercialization agreement under which Endo Pharmaceuticals Inc. received an exclusive license to the U.S. and Canadian marketing and distribution rights for two of the Company's patented development products, DepoDur™ and Propofol IDD-D™, a product using the Company's IDD solubilization technology, with options to negotiate for other development products in the area of pain management. In return the Company received a $25 million payment on signing in respect of DepoDur™. In addition, the Company may receive further milestone payments up to $95 million which include total milestones of $10 million for DepoDur™ through FDA approval. The total further comprises a $15 million milestone payment when net sales of DepoDur™ reach $125 million in a calendar year, and a $20 million milestone payment when net sales of DepoDur™ reach $175 million in a calendar year. The Company will also receive a share of each product's sales revenue that will increase from 20% to a maximum of 60% of net sales as the products' combined sales achieve certain thresholds in any given year. The agreement provides for the parties to work together and complete the necessary clinical, regulatory and manufacturing work for regulatory approval of DepoDur™ and Propofol IDD-D™ in the United States and Canada. The Company will be primarily responsible for clinical development up to final FDA approval and for product manufacture, including all associated costs. Upon approval, Endo will market each product in the United States and Canada with the Company as supplier. In respect of the first product launched under the agreement, the Company will pay Endo a fixed contribution in relation to marketing activities undertaken by Endo in respect of the first and second year of commercialization. Endo will be responsible for funding and conducting any post-marketing studies and for selling and marketing expenses. The agreement expires with respect to each product upon the later of the expiry of all relevant patents and the 15th anniversary of the date of first commercialization. The agreement may be terminated in various cases, including by Endo in the event the Company experiences delays in obtaining regulatory approval for the products or fails to achieve the target labeling and, without cause, upon sixty days' notice, provided that, in such an event, Endo shall pay an undisclosed termination fee to the Company.

        In April 2004, the Company entered into a strategic marketing agreement with Medeus for the marketing and distribution of DepoDur™ in Europe. The Company will receive a share of sales of DepoDur™ that will increase from an initial 35% to a maximum of 50% of net sales as certain sales thresholds are reached. The Company will also receive a payment on signing and will receive further future milestone payments on attainment of marketing approvals, commercial launches and sales targets; if all targets are met these payments will amount to over €100 million. The Company will be responsible for the cost of manufacturing the product and clinical development required to gain and maintain approvals throughout the expanded EU. Medeus will be responsible for the cost of all sales and marketing of the product, including pre-launch development and any further clinical studies (other than Phase IV studies for market development, for which the parties will collaborate).

        In June 2002, the Company signed a Joint Agreement with GeneMedix to develop an extended release formulation of interferon alpha-2b using the Company's DepoFoam™ technology. Prior to entering into this agreement, the Company had already formulated interferon alpha-2b with its DepoFoam™ technology. Reflecting this, and the value of DepoFoam™ licensing rights, SkyePharma received from GeneMedix non-refundable consideration of £3.25 million. The consideration was in the form of an unsecured Convertible Loan Note, issued by GeneMedix, carrying a 5% coupon, which is convertible at any time into between approximately 8.3 million and 11.2 million fully paid, ordinary GeneMedix shares. GeneMedix has the option to redeem the Note for cash in certain circumstances. In addition, SkyePharma will receive undisclosed milestones payable against progress through clinical development. The two companies will assume equal shares of further development and manufacturing costs and will also share potential milestones and royalties received from a third party on the eventual out-licensing and sales of the product. Following initial studies, the Company and GeneMedix are discussing the future of this collaboration.

Inhalation

        In November 1998, the Company and Novartis agreed to jointly develop a new formulation of Novartis' Foradil® asthma drug using the Company's multi-dose dry powder inhaler. The Company is responsible for producing the drug in its finished form, including supplying both the powder and the device as a product to Novartis. Under the arrangement, Novartis has paid the Company a technology access fee of £0.4 million and made an equity investment in the Company amounting to £6.1 million. Novartis has also agreed to pay the Company royalty income on future worldwide sales of the drug. In return, the Company has granted Novartis an exclusive worldwide license to market Foradil®in the new delivery form.

        In December 2001, the Company signed exclusive agreements with AstraZeneca PLC to develop the next generation of AstraZeneca's Pulmicort® MDI. The Company will apply one of its inhalation delivery technologies using HFA as propellant to replace CFC's in the currently marketed MDIs. Under the terms of the agreement, the Company will be responsible for all pre-clinical and clinical development, as well as compiling regulatory filings for marketing approval. The Company received a signing fee of $2 million and progress related payments could total up to $10 million once marketing approval is granted. AstraZeneca has also agreed to pay the Company royalty income on future net sales of the HFA-based product. The Company has already developed an internal formulation of budesonide, the active ingredient in Pulmicort® that is pharmaceutically stable and suitable for use in an HFA-MDI. Phase II clinical studies on the AstraZeneca formulation have been completed and Phase III clinical studies commenced in June 2003.

Topical

        As set out above under "Drug Delivery Platforms – Topical – Approved Topical Products – Solaraze®", the Company entered into two agreements with Bioglan: for the manufacture, marketing and distribution of Solaraze® in Europe and for the license of marketing rights to the United States, Canada and Mexico. As set out above, during 2001, SkyePharma agreed the transfer of rights to market Solaraze® in the United States, Canada and Mexico from Bioglan to Quintiles. On May 13, 2002, following negotiations with the Administrators of Bioglan, SkyePharma announced an agreement to transfer all rights to market Solaraze® in Europe to Shire for a total consideration up to £15 million, plus royalties on European sales. Of this total consideration, £2.1 million is contingent on conditions including Solaraze®'s launch in certain European countries.

        On April 29, 2004 the Company announced that it had licensed the rights to its dermatology assets, which account for substantially all of its topical drug delivery technologies, for those territories that are not covered by existing licenses, to Trigenesis. The rights relate to three marketed drugs, including Solaraze®, rights to six pipeline products, including Hyclinda and Acyclovir, and six proprietary and complementary delivery technologies, including HA-based technologies, Crystalip, Dermastick, ES-Gel, Dissocubes and Solid Lipid Nanoparticles. Under the agreement, Trigenesis is obligated to exploit the dermatology assets covered by the license and to continue the development of those drug candidates that are currently at the pipeline stage. Trigenesis has also assumed the majority of SkyePharma's existing obligations to third parties with respect to the development of these drug candidates. All rights granted by the Company to licensees under existing licenses remain unaffected by the agreement. In addition, the Company has retained the right to use the technologies subject to the license for the development of a number of new chemical entities in the dermatology area and, in certain cases, also for non-dermal applications.

        The Company received a payment on signing and for each of the six pipeline products may receive additional milestones on completion of Phase III trials and on approval. If all six products reach the market in the United States and Europe, total milestone payments (including the payment on signing) will be in excess of US$20 million. The Company will also receive a 10% royalty on sales of these products by Trigenesis and 35% of any sub-license income. Trigenesis will be obligated to develop the pipeline products and to exploit the delivery technologies and will also assume certain of the Company's existing obligations to third parties involved in development. Trigenesis will be obligated to develop the pipeline products and to exploit the delivery technologies and will also assume certain of the Company's existing obligations to third parties involved in development.

        Subsequent to the completion of the Trigenesis agreement, Trigenesis announced on May 6, 2004, that it was being acquired by Dr Reddy's, an Indian pharmaceutical company, which will assume all the obligations of Trigenesis.

Solubilization

        In December 2002, the Company entered into a development and commercialization agreement under which Endo received an exclusive license to the U.S. and Canadian marketing and distribution rights for two of the Company's patented development products, DepoDur™, an injectable product, and Propofol IDD-D™, with options to negotiate for other development products in the area of pain management. For a discussion of the terms of this agreement, see "Collaborative Arrangements – Injectable".

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

Other Collaborative Arrangements

        In December 2000, SkyePharma entered into an agreement with Paul Capital. Under the agreement, Paul Capital provided a total of $30 million between 2000 and 2002, in return for the sale of a portion of potential future royalty and revenue streams from DepoDur™, Xatral® OD, Solaraze® and DepoCyt®. The monies will be used to fund the clinical development of DepoDur™. Between January 2003 and December 2014, Paul Capital will receive 15% of the annual royalties and revenues from the stated products up to an agreed ceiling. Once the predetermined ceiling is reached, the percentage participation will fall to 3% for the remainder of the period until December 31, 2014.

        In March 2002, SkyePharma entered into a second agreement with Paul Capital. Under the terms of the agreement, Paul Capital paid SkyePharma $30 million during 2002 and 2003, in return for a portion of the future royalty and revenue streams from nine products from the Company's pipeline. The monies will be used principally to fund the clinical development of Propofol IDD-D™ and HFA-formoterol. The nine products referred to are Propofol IDD-D™ and HFA-formoterol, the lipid-lowering drug fenofibrate, an anti-cancer agent busulfan, an intravenous formulation of the antibiotic oxytetracycline, oral budesonide to treat inflammatory bowel disease, HFA-budesonide and Foradil®, for the treatment of asthma, and the anti-depressant Paxil CR™. Between January 2002 and December 2015, Paul Capital will receive between 4% and 20% of the annual royalties and revenues from the total of nine products. The 20% rate applies first. The percentage then falls, when an agreed return is achieved, to 12.5% until a second ceiling is reached, before falling to 4% for the remainder of the period until December 31, 2015. During 2002 and 2003, the 20% rate will be reduced based on the percentage of the total $30 million already funded. In addition, should the share of royalties received by Paul Capital not meet minimum returns, SkyePharma may issue SkyePharma ordinary shares up to a value of $7.5 million. The number of ordinary shares to be issued is capped based upon a minimum price of 55 pence per share. Also under the terms of these agreements, Paul Capital has been issued warrants carrying rights to subscribe for 5 million SkyePharma ordinary shares at an exercise price of 73.75 pence, representing a 25% premium to the average trading price for the five trading days immediately prior to the closing date.

        In December 2001, the Company entered into several agreements concerning the development of Astralis' novel injectable vaccine therapy, for the treatment of all forms of psoriasis, a chronic skin disorder. A first generation of Psoraxine™, developed by Astralis, has completed clinical studies in Venezuela with encouraging results. Under the terms of a technology access agreement, the Company received from Astralis a $5 million license fee, for access to DepoFoam™ and other relevant drug delivery technologies. In addition, through a service agreement, the Company will provide all development, manufacturing, pre-clinical and clinical development services to Astralis for second generation Psoraxine™, up to the completion of Phase II clinical studies. In the event that Phase II studies are successfully completed, Astralis will offer SkyePharma the option to acquire the worldwide licensing and distribution rights to Psoraxine™. If SkyePharma does not exercise the option, Astralis will seek a marketing partner to fund Phase III clinical studies and to provide a sales and marketing infrastructure. In September 2003 Astralis initiated a Phase I clinical trial in the United States. This trial was successfully completed and in March 2004 Astralis announced that it had initiated a Phase II clinical trial in the United States.

        In a separate transaction, the Company made a total equity investment in Astralis of $20 million in convertible preferred shares. In January 2004 SkyePharma converted all of its convertible preferred shares into 25 million common shares, 12.5 million of these being in escrow. The resulting holding represents approximately 35.7% of the common shares of Astralis.

        On May 14, 2002, SkyePharma announced its intention to enter a wide ranging strategic collaboration with Kowa Company Ltd., a leading Japanese company with substantial pharmaceutical interests. Kowa and SkyePharma also signed a separate non-binding Letter of Intent to evaluate Kowa's acquisition of a 50% interest in SkyePharma's manufacturing facility in Lyon. Kowa and the Company are still evaluating the proposal although no significant activity took place in the last year in respect of this. On June 25, 2002, the Company announced that in accordance with the terms of an agreement dated May 13, 2002, and following shareholder approval at an Extraordinary General Meeting of the Company held on June 7, 2002, thirty million ordinary shares of 10p each in SkyePharma PLC had been allotted to Kowa Company Limited, for a total consideration of £25,320,000. This represented a holding of 5.01% after the investment. As part of its investment, Kowa had the right to appoint a non-executive director to the board of SkyePharma and on October 30, 2002, the Company confirmed the appointment of Mr. Torao Yamamoto as a Non-executive Director of SkyePharma. Kowa and SkyePharma have an active relationship involving the formulation, development scale-up and manufacturing for clinical trials for a number of products in Kowa's development pipeline including a new lipid lowering agent, NK-104.

        In January 2003, the Company and Enzon Pharmaceuticals, Inc. agreed a strategic alliance based on a broad technology access agreement. The two companies will draw on their combined drug delivery technology and expertise to jointly develop up to three products for future commercialization. These products will be based on the Company's proprietary platforms in the areas of oral, injectable and topical drug delivery, supported by technology to enhance drug solubility and Enzon's proprietary PEG modification technology, for which Enzon received a US$3.5 million technology access fee. The Company will receive a milestone payment for each product based on its own proprietary technology that enters Phase II clinical development. Research and development costs related to the technology alliance will be shared equally, as will future revenues generated from the commercialization of any jointly-developed products. Whilst a number of compounds have been evaluated, there are currently no products in active development under this technology alliance. PEG technology involves the attachment of polyethylene glycol to therapeutic proteins or small molecules, for the purpose of enhancing therapeutic value. Polyethylene glycol is a relatively non-reactive and non-toxic polymer that is frequently used in food and pharmaceutical products. The attachment of polyethylene glycol to a molecule increases its molecular weight, and for some proteins and small molecules can impart better solubility and stability, reduce immune responses, improve therapeutic and/or safety profiles and simplify or improve dosing regimens.

        On May 17, 2004 the Company announced an exclusive agreement with First Horizon Pharmaceutical Corporation ("First Horizon") through which the Company granted First Horizon the exclusive U.S. marketing and distribution rights for an undisclosed cardiovascular product. This product is currently under review by the FDA for approval, which is expected by the end of 2004. In addition, First Horizon also obtained the right of first refusal to negotiate a license to develop and commercialize a future cardiovascular product utilizing the Company's delivery technology.

        The Company will receive a total of up to $50 million in milestone payments and 25% of First Horizon's net sales of the product. $5 million was paid to the Company upon signing the Agreement and up to an additional $15 million is payable thereafter, all of which are contingent upon milestones related to FDA approval. In addition to the $20 million in payments, the Company will receive up to $30 million in sales based milestone payments. The Company will manufacture and supply the product from its Lyon manufacturing facility. The Company will also make a contribution of up to $5 million to First Horizon's initial marketing expenses to establish the product.

Patents and Proprietary Rights

        The Company believes that patent and other intellectual property protection of its drug delivery and formulation technologies is important to its business and that its future performance will depend in part on its ability to obtain patents, maintain confidential and trade secret information and to operate without infringing the intellectual property rights of others.

Oral Controlled Release Technology

        The Company has two patent families in respect of its core Geomatrix ™ technologies.

        The first patent family was issued in Australia, New Zealand, Italy, Europe, Japan, the United States and Canada. It expired in 2002 in Australia and New Zealand and will expire in 2005 in Italy, 2006 in the rest of Europe, Japan and the United States, and 2009 in Canada. The second patent family relating to the Company's Geomatrix™ technologies was granted in Italy, the United States and Europe, Canada and Japan. These patents expire between 2009 and 2012.

        In addition to the two patent families in respect of its core Geomatrix™ technologies, the Company has several other granted patents related to its oral controlled release technology, as well as applications filed in markets including Europe, the United States, Japan, Canada, Australia and New Zealand, which continue to protect the technology to 2015. These patents and applications cover a variety of different tablet formulations containing an active drug core and various surface coatings covering the core. These cores and coatings contain excipients that enable a variety of release profiles to be achieved. Later applications cover recent innovations and/or improvements to the original inventions.

        In total, the Company has 149 patents protecting the Geomatrix™ technology, which represents 21 patent families. The Company continues to file additional patent applications relating to oral drug delivery technologies in order to secure protection for its activities in this area.

DepoFoam™ Technology

        The Company owns a large portfolio of patents relating to the DepoFoam ™ delivery technology in major jurisdictions. The majority of these patents will continue in force until 2014. Additional filings of patent applications have been made for improvements of the initial technology and for innovative technology relating to this subject matter in major jurisdictions.

        In addition, through a prior agreement entered into by SkyePharma Inc. with RDF, RDF granted certain rights, on an exclusive basis, relating to the DepoFoam™ technology to SkyePharma Inc. Under the agreement, SkyePharma Inc. is obliged to prosecute certain patent applications and maintain issued patents relating to the licensed intellectual property. RDF retains the right to terminate the agreement or to convert the exclusive nature of the rights granted under the agreement into a non-exclusive license in the event that SkyePharma Inc. does not satisfy its contractual obligations, including making certain minimum annual payments. Additional termination events include bankruptcy and a material breach of the agreement which is not remedied within a specified period. The termination of this agreement or the conversion to a non-exclusive agreement would have a material adverse effect on the Company. In April 2004 the Company entered into an amendment agreement with RDF pursuant to which certain commercial terms of the RDF agreement were re-negotiated. As part of the re-negotiation of these terms, 3.25 million ordinary shares of the Company were issued to RDF.

Inhalation Technology

        The Company has twelve patent families in respect of its inhalation technology. One family covers SkyeHaler itself as well as several of the structural elements and features incorporated therein, and has been granted in major jurisdictions, Switzerland, Europe, the United States, Australia, Canada, Japan and New Zealand and the first to expire of these patents, expires in 2015. Other patent families relate to a dry powder, for use with the Dry Powder Inhalers.

        The Company has, together with other companies working in the same area, been involved in several European patent oppositions related to the use of environmentally friendly HFA as propellants. Of these oppositions, four have been settled and the remaining four are in various stages within the European Patent Office. There are currently six oppositions in which SkyePharma is participating in relation to various aspects of inhalation technologies.

        On June 2, 2004 the Company announced an alliance with Vectura Limited, which among other things, will give the Company access to Vectura's Aspirair® device and related patents.

Topical Technology

        The Company owns a wide range of intellectual property rights covering its topical technology. Patents and applications covering many and varied uses of hyaluronic acid have been filed throughout the world. Following these filings, patents have been granted in major jurisdictions expiring between 2010 and 2013.

        On April 29, 2004, the Company announced that it had licensed the bulk of its topical technology to Trigenesis. For further information see "Business Operations – Overview – Topical".

Solubilization

        The Company owns two patent families relating to its solubilization technology. The first family relates to solid lipid nanoparticles and the second relates to nano-suspensions, each of which are useful for drug delivery. These patent families, as well as applications filed, protect the Company's technologies in the area of solid lipid nanoparticles and nano-suspensions in major jurisdictions until 2015. The Company also has an exclusive license under two further patent families: one relating to solid polymer nano-particulate technology and the other to further developments in the areas of solid lipid nano-particles and nano-suspensions.

        In addition, the Company owns a large portfolio of patents and patent applications covering three broad patent families relating to:

  i)
  Lipid stabilized microparticle technology (where the drug is a solid particle);

  ii)
  Lipid stabilized microdroplet technology (where the drug is a liquid); and

  iii)
  Omega-3 oil stabilized drug technology, which is useful for drug delivery.

        This technology is protected by numerous patent and patent application worldwide: 15 U.S. patents and by 70 corresponding patents in countries outside the United States. In addition, the portfolio contains many pending applications, including 23 patent applications in the United States, 35 outside of the United States and in addition 23 regional (European and PCT) patent applications.

Patent Protection

        There can be no assurance that the Company will be issued any additional patents or that, if any patents are issued, they will provide the Company with significant protection or will not be challenged by third parties asserting claims against the Company concerning its existing products or with respect to future products under development by the Company. The Company, from time to time, may receive notification of alleged infringements. The Company may not, in all cases, be able to resolve any such allegations through licensing arrangements, settlement or otherwise. Furthermore, the Company anticipates that any attempt to enforce its patents would be time-consuming and costly. Moreover, the laws of some foreign countries do not protect the Company's proprietary rights in the products to the same extent as does the law of the United States.

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

        The Company also relies on trade secrets and proprietary know-how which it seeks to protect, in some cases through confidentiality clauses in agreements with its employees and consultants. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies from any such breach or that the Company's trade secrets will not otherwise become known or be independently developed by competitors.

        There has been substantial litigation in the pharmaceutical, biomedical and biotechnology industries with respect to the manufacture, use and sale of new products that are the subject of conflicting patent rights. Most of the brand name controlled-release products of which the Company is developing generic versions are covered by one or more patents. Under the Hatch-Waxman amendments, when a drug developer files an ANDA for a generic drug, and the developer believes that an unexpired patent, which has been listed with the FDA as covering that brand name product, will not be infringed by the developer's product or is invalid or unenforceable, the developer must so certify to the FDA. That certification must also be provided to the patent holder, who may challenge the developer's certification of non-infringement, invalidity or unenforceability by filing a suit for patent infringement. If a suit is filed within 45 days of the patent holder's receipt of such certification, the FDA can review and approve the ANDA, but is precluded from granting final marketing approval of the product until a final judgment in the action has been rendered or 30 months from the date the certification was received, whichever is sooner. Should a patent holder commence a lawsuit with respect to alleged patent infringement by the Company, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict. The Company evaluates the probability of patent infringement litigation with respect to its ANDA submissions on a case-by-case basis. The delay in obtaining FDA approval to market the Company's product candidates as a result of litigation, as well as the expense of such litigation, whether or not the Company is successful, could have a material adverse effect on the Company's business, financial condition or results of operations.

Manufacturing

Manufacturing in Europe

        Manufacturing operations in Europe take place at the Company's Lyon facility in France and Muttenz facility in Switzerland. In Lyon the Company has an approximately 17,000 square meter (183,000 square feet) pharmaceutical manufacturing and production facility and an approximately

2,400 square meter (25,850 square feet) adjoining office complex. In Muttenz the Company has a 9,647 square meter (103,826 square feet) facility. The Company presently manufactures four Geomatrix™ products: Madopar DR® in its Muttenz facility and Diclofenac-ratiopharm-uno, Xatral® OD and Coruno® in its Lyon facility. The Company produces bio-batches for its internal development products and its collaborative partners in both facilities.

        The Lyon facility was designed and built for drug production in 1993 by American Cyanamid but was used instead for packaging activities. Under the terms of the Company's 1997 acquisition of the facility from AHP, the Company's manufacturing activities were gradually transferred into the facility and the Company also packaged certain pharmaceutical products and other products ("Contract Products") on behalf of certain subsidiaries of AHP. The facility is in compliance with cGMP with respect to packaging operations and it has European regulatory approval to package the Contract Products.

        The Company has completed its Geomatrix™ manufacturing suite in the Lyon facility at a capital cost of approximately £7.1 million. This facility is used to manufacture products for collaborative partners and for the Company. The facility enables the Company to manufacture its own products in addition to contracting with third parties. Currently, manufacturing operations for Xatral® OD, Coruno® and Diclofenac-ratiopharm-uno take place at the Company's Lyon facility. The Company has brought the facility into compliance with cGMP and FDA standards at a cost of approximately £0.8 million. The FDA has inspected the Lyon facility in respect of four products: Dilacor® XR, Coruno®, Xatral® OD and an undisclosed oral product. All these pre-approval inspections have been passed without critical deficiency in cGMP being noted. In July 2001, the FDA approved the Lyon facility for the commercial manufacturing of one of these products, Dilacor® XR. Manufacturing of Coruno® started in April 2003 and Xatral® OD in March 2004. The plant has also been inspected for manufacturing of an undisclosed oral product. There can be no assurance, however, that the Lyon facility will ultimately be found to be in compliance with cGMP or other regulatory requirements for the purposes for which the Company plans to use the facility. Failure to comply could result in significant delays in the Company's planned manufacturing efforts. The Company also could incur significant additional expense in bringing the facility into compliance with cGMP or other regulatory requirements. In 2004, the plant has expanded its oral manufacturing facilities to include two large scale microfluidizers for the production of an undisclosed oral product. Scale-up to the final commercial scale is expected to be completed in the second half of 2004.

        The Company has expanded its operations at the Lyon facility to include production activities for dry powder inhaler products pursuant to the Novartis development contract, see "Drug Delivery Platforms – Inhalation – Inhalation Products in Development", at a capital cost to date of approximately £8.1 million. In December 2003, the FDA approved the facility for the commercial filling of the Foradil® Certihaler®, which is expected to begin in 2004. The dry powder inhaler (SkyeHaler) will be manufactured by a Swiss plastic contract manufacturer, Riwisa AG. Finally assembly and filling with the powder blend containing formoterol fumarate will take place in the Lyon facility. The product will be then released for marketing at the Lyon facility and delivered to Novartis for final packaging and distribution.

        On May 14, 2002, SkyePharma announced its intention to enter a wide-ranging strategic collaboration with Kowa Company Ltd., a leading Japanese company with substantial pharmaceutical interests. Kowa and SkyePharma signed a separate non-binding Letter of Intent to evaluate Kowa's acquisition of a 50% interest in SkyePharma's manufacturing facility in Lyon. Kowa and the Company are still evaluating this proposal although no significant activity took place in the last year in respect of this. Kowa and SkyePharma have an active relationship involving the formulation, development scale-up and manufacturing for clinical trials for a number of products in Kowa's development pipeline including a new lipid lowering agent, NK-104. For additional information, see "Item 7: Major Shareholders and Related Party Transactions – Major Shareholders".

        Due to EMEA requirements to retest drugs being imported into Europe, retesting and packaging operations were established at the Lyon facility during 2003 and 2004 for DepoCyte® supplies for Europe under the Mundipharma marketing and distribution agreement.

Manufacturing in North America

        DepoFoam™ manufacturing operations take place at the Company's facilities in San Diego, California. The Company currently manufactures two DepoFoam™ products at its facilities for commercial sale, DepoCyt®, and DepoDur™.

        Manufacturing for DepoCyt® takes place in an approximately 2,020 square meter (21,746 square feet) facility built for this purpose. This facility complies with cGMP regulations and has been licensed for drug manufacturing by the State of California. The facility is approved for the manufacture of DepoCyt® by the FDA and EMEA.

        Commercial manufacturing for DepoDur™ will take place in an approximately 7,600 square meter (82,000 square feet) facility housing, production, administrative and research and development activities. This facility complies with cGMP regulations and the Company has been informed that the FDA has granted approval for such commercial manufacturing. Clinical trial materials are also manufactured in this facility. Prior to marketing any drugs (including DepoCyt® and DepoDur™) outside countries where approval has been gained, the Company will need to meet applicable regulatory standards, achieve prescribed product quality and reach necessary levels of production of such products in order to obtain marketing approvals in such countries.

        To date, SkyePharma Inc. has relied on a particular method of manufacture for products based on its DepoFoam™ technology which involves processes known only to SkyePharma Inc. There can be no assurance that this method will be applicable to all pharmaceuticals the Company desires to commercialize. Further, the yield of DepoFoam™ product may be highly variable for different drugs. Finally, the Company will need to successfully meet any manufacturing challenges associated with the characteristics of the drug to be encapsulated. The physical and chemical stability of the DepoFoam™ formulation may vary with each drug over time and under various storage conditions. There can be no assurance that the manufacturing process will result in economically viable yields of product or that it will produce formulations of therapeutic products sufficiently stable under suitable storage conditions to be commercially useful.

        In the event that the Company decides to pursue alternative manufacturing methods for some or all of its injectable drugs utilizing DepoFoam™, there can be no assurance that these methods will prove to be commercially practical or that the Company will have or be able to acquire rights to use such alternative methods.

        In connection with its collaborative arrangements, the Company may elect to maintain exclusive formulation and manufacturing rights to any DepoFoam™ encapsulated drugs, or enter into a technology transfer agreement with corporate partners, which would allow such corporate partners to manufacture a DepoFoam™ formulation of the partner's drug under license from SkyePharma. Under these arrangements, the Company would receive compensation based on the manufacturing costs of the product or royalties, or both.

Manufacturing Partners

        While the Company has its own manufacturing sites for Geomatrix™, inhalation and DepoFoam™ manufacturing, for the manufacture of certain of its existing products, and certain of those currently in development, the Company will depend on manufacturing partners.

        Under the terms of the development and commercialization agreement with Endo for DepoDur™ and Propofol IDD-D™ signed in December 2002, in respect of the United States and Canada, the Company is primarily responsible for the clinical development of the products up to final FDA approval and for product manufacture, including all associated costs. Upon approval, Endo will market each product in the United States and Canada with the Company as supplier. The

Company currently has no internal manufacturing site equipped to manufacture its IDD solubilization products and therefore in 2003 entered into a supply agreement with a manufacturing partner for Propofol IDD-D™ for these territories. The Company has also agreed to qualify and obtain final regulatory approval for a second manufacturing site for DepoDur™ and Propofol IDD-D™, either internally or through a third party manufacturing partner, within a specified period from the date of first commercial sale.

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

        One of the DepoFoam™ Injectable products DepoDur™, has morphine sulphate as its active ingredient. Morphine sulphate is classified as a Scheduled Drug by the United States Drug Enforcement Agency ("DEA"). The DEA has determined that these drugs have a high potential for abuse and could lead to severe psychological or physical dependence. The DEA controls the national production and distribution of certain Scheduled Drugs in the United States by allocating production quotas based, in part, upon the DEA's view of national demand. SkyePharma Inc. has a DEA license to use morphine sulphate in its research and manufacturing of DepoDur™. While the Company expects that adequate quantities of the drug will be available to it to meet future research and commercial requirements, there can be no assurance to that effect.

Sales and Marketing

        At present, the Company is not involved in the consumer marketing of products formulated with its technologies. The Company depends on its collaborative partners for such marketing. The majority of the Company's partners are not obligated to market products incorporating its technologies, even if such products are successfully developed and approved. However, in some more recent collaborations, contracts have included certain commitments for the Company's partners to market products developed in collaboration with the Company.

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

NDA Process

        An NDA is a filing submitted to the FDA to obtain approval of a new drug or a new formulation of an existing drug and must contain complete pre-clinical and clinical safety and efficacy data or a right of reference to such data. Before dosing a new drug in healthy human subjects or patients may begin, stringent government requirements for pre-clinical data must be satisfied. The preclinical data, typically obtained from studies in animal species, as well as from laboratory studies, are submitted in an Investigational New Drug application, or its equivalent in countries outside the United States where the relevant clinical trials are to be conducted. The pre-clinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initiation of clinical trials.

        Clinical trials are typically conducted in three phases: Phase I, II and III. A description of each of these phases of development is included in "Research and Development – Development Process for Brand-Name Pharmaceuticals". Data from pre-clinical testing and clinical trials are submitted to the FDA as an NDA for marketing approval. The process of completing clinical trials for a new drug is likely to take several years and require the expenditure of substantial resources. Preparing an NDA or marketing authorization application involves considerable data collection, verification, analysis and expense, and there can be no assurance that approval from the FDA will be granted on a timely basis, if at all. The approval process is affected by a number of factors, primarily the risks and benefits demonstrated in clinical trials as well as the severity of the disease and the availability of alternative treatments. The FDA may deny an NDA or marketing authorization application if the regulatory criteria are not satisfied, or such authorities may require additional testing or information.

        Even after initial FDA approval has been obtained, further studies, including Phase IV post-marketing studies, may be required to provide additional data on safety and will be required to obtain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. Also, the FDA or other regulatory authorities require post-marketing reporting to monitor the adverse effects of the drug. Results of post-marketing programs may limit or expand the further marketing of the products. Further, if there are any modifications to the drug, including changes in indication, manufacturing process or labeling or a change in manufacturing facility, an application seeking approval of such changes must be submitted to the FDA or other regulatory authority. Additionally, the FDA regulates post-approval promotional labeling and advertising activities to assure that such activities are being conducted in conformity with statutory and regulatory requirements. Failure to adhere to such requirements can result in regulatory actions which could have a material adverse effect on the Company's business, results of operations and financial condition.

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

        The first of these is a centralized procedure which is compulsory for medicinal products derived from biotechnology, and available at the request of companies for other innovative new products. Under this procedure Marketing Authorization Applications (MAA's) are submitted to the EMEA in

London. At the conclusion of the EMEA's internal scientific evaluation, the opinion of the EMEA's scientific committee is transmitted to the European Commission, the approval of which will form the basis of a single market authorization applying to the whole European Union.

        The second procedure is "mutual recognition" which is mandatory for most conventional medicinal products. It is based upon the principle of mutual recognition of national authorizations and it provides for the extension of an MAA granted by one member state of the European Union to one or more other member states identified by the applicant. Should the original national authorization not be recognized in another member state, the points in dispute are submitted to EMEA's scientific committee for arbitration.

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

        The Company is committed to protecting the environment in which it conducts its activities. The Company's Environmental Policy aims to foster a positive attitude towards the environment and to raise awareness of employees to responsible environmental practices at all sites operated by the Company. The Company aims to set a high standard through continuous improvement in its environmental performance. In the second half of 2003 the Company introduced a system and now undertakes routine monitoring of various measures of its environmental performance at its main R&D and manufacturing sites in Switzerland, France and the U.S., the results of which are submitted to external review bodies.

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

ORGANIZATIONAL STRUCTURE

        SkyePharma PLC is an international pharmaceutical company and has a number of wholly-owned subsidiaries.

Company	Country of incorporation	% Held(1)
SkyePharma Canada Inc.*	Canada	100%
SkyePharma Production SAS*	France	100%
Krypton Limited	Gibraltar	100%
SkyePharma Holding AG*	Switzerland	100%
Jago Holding AG	Switzerland	100%
SkyePharma AG	Switzerland	100%
Jagotec AG	Switzerland	100%
SkyePharma Holding Inc.*	U.S.	100%
SkyePharma US Inc.	U.S.	100%
SkyePharma Inc.	U.S.	100%
SkyePharma AB*	Sweden	100%

*
Directly held by SkyePharma PLC.

(1)
Portion of ownership interest equals portion of voting power held.

Property, Plants and Equipment

        The Company's principal executive offices are located in an approximately 850 square meter (9,150 square feet) facility in London, England. The premises are occupied pursuant to a lease expiring in December 2005 at a total annual rent of approximately £522,000 per year. The Company also leases office space in New York City, New York, which expires August 31, 2011. Annual rental fees will range from $720,000 to $943,000 during the period, pursuant to a leasing agreement commencing in August 2003. The rental rate was based on an independent valuation. The Company intends to sub-lease part of the premises and is actively seeking a tenant. Following expiry of the Company's short-term lease on its office in Exton, Pennsylvania in December 2002, the Company's U.S. business development operations were moved to the New York office.

        In Lyon, France, the Company occupies a 17,000 square meter (183,000 square feet) pharmaceutical manufacturing and production facility and an approximately 2,400 square meter (25,850 square feet) adjoining office complex.

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

        SkyePharma Inc. maintains its principal operations in two leased buildings in San Diego, California. Its principle building is an approximately 7,600 square meter (82,000 square feet) facility housing production, administrative and research and development activities. This facility complies with cGMP regulations and the Company has been informed that the FDA has granted approval for the commercial production of DepoDur™ at this site. Clinical trial materials are also manufactured in this facility. The future minimum annual rental commitment for this facility will range from $3.0 million to $4.3 million per year over the balance of the remaining lease term of approximately 12 years based upon pre-established annual rent increases.

        The second building is an approximately 2,020 square meter (21,746 square feet) facility built for the manufacture of DepoCyt®. This facility complies with cGMP regulations and has been licensed for drug manufacturing by the State of California. The facility is approved for the manufacture of DepoCyt® by the FDA and EMEA. The lease on this facility expires in January 2006 and annual rental fees will range from $686,000 to $720,000 in this period. The Company is currently renegotiating this lease with the aim of extending the term beyond January 2006.

        Additionally, SkyePharma Inc. maintains a third leased facility in San Diego, California, containing primarily office space, with an annual rental cost of $311,000 to $327,000 and a lease term expiring in January 2006. The Company is currently renegotiating this lease with the aim of early termination.

        SkyePharma Canada maintains its principal operations in a leased 3,340 square meter (36,000 square feet) building located in Montreal, Québec, Canada. The building houses a 1,670 square meter (18,000 square feet) purpose-built facility, including laboratories, approved GMP clean-room, and offices with the remaining 1,670 square meters (18,000 square feet) of space being used for research & development, storage and administrative functions. In August 2003, the Company amended its lease agreement to extend the lease term to expire December 31, 2013. The future minimum rent commitments are Cdn$ 231,000 per year until December 2013. Concurrently, the Company entered into a sublease with a third party for the facility. The sublease expires December 31, 2013 and provides annual rental income of Cdn$292,000 to Cdn$523,000 per annum, over the term of the sublease.

        SkyePharma AB maintains its operations in 1,925 square meter (20,720 square feet) leased facilities in Malmö, Sweden. The facility houses research and development and administrative functions. The annual rental commitment for the first term of the rental agreement to November 30, 2003 was SKr 4,930,000. After the first term of the rental agreement SkyePharma AB used the option to prolong the rental agreement for a further 12 months with a 6 month notice period. The annual rental commitment for the period December 1, 2003 to November 30, 2004 is SKr 4,881,000, comprising rental of SKr 3,400,000 and services of SKr 1,481,000. The agreement will not be renewed.

        The Company believes that its current facilities are adequate to meet its anticipated needs for the foreseeable future. For further discussion of the Company's manufacturing properties, see "Business Operations – Manufacturing" above.

Item 5: Operating and Financial Review and Prospects

        The following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements as a result of various factors, including those set forth under the caption "Risk Factors".

        The following discussion and analysis of the financial condition and results of the operations of the Company should be read in conjunction with the Consolidated Financial Statements of the Company, including the related Notes thereto, and the other financial information included in this Annual Report. For the Company's Consolidated Financial Statements as of and for the three years ended December 31, 2003 see the information set forth beginning on page F-1. SkyePharma prepares its consolidated financial statements in accordance with U.K. GAAP, which differ in certain respects from U.S. GAAP. A description of these differences and a reconciliation to U.S. GAAP of the Company's U.K. GAAP retained (loss)/profit for the years ended December 31, 2003, 2002 and 2001 and shareholders' funds at December 31, 2003 and 2002 is set out in Note 32 of the Notes to the Consolidated Financial Statements.

EXECUTIVE SUMMARY

        SkyePharma's strategy is to be a provider of integrated drug delivery services to the pharmaceutical industry, providing a full range of drug delivery products and services ranging from formulation and development through to commercial manufacturing. As such SkyePharma's operations represent a single business segment, pharmaceuticals, served by a range of drug delivery technologies and services.

        The following table indicates the development of the Company's business over the course of the three years ended December 31, 2003 in terms of turnover and profit:

	2001	2002	2003
	(£ in millions)
Turnover	46.1	69.6	53.2
Operating (loss)/profit	(5.1)	4.7	(39.5)
Retained (loss)/profit	(9.5)	1.1	(43.2)

        The Company's turnover principally comprises revenues from three sources:

  •
  contract development and licensing, including milestone payments and research and development costs recharged (£29.7 million, 2002: £55.4 million);

  •
  royalties receivable from sales by third parties of products developed by the Company (£18.7 million, 2002: £6.8 million); and

  •
  manufacturing and distribution related revenue (£4.8 million, 2002: £7.4 million).

        The Company is seeking to reduce its current dependence on milestone payments and increase the proportion of its revenues arising from royalties. The amount of milestone payments, if any, that the Company receives in any given period is influenced by a number of unpredictable factors, including scientific developments, the ability of the Company to find suitable partners, the timing of the negotiation and conclusion of agreements with such partners, the timing of regulatory approvals, the market introduction of new products and other factors.

        In 2003, turnover decreased by 24% to £53.2 million, compared with £69.6 million in 2002 and the Company incurred an operating loss of £39.5 million and a retained loss of £43.2 million, compared with an operating profit of £4.7 million and a retained profit of £1.1 million in 2002. Under U.S. GAAP, the Company recorded a net loss of £37.1 million, compared with a net loss of £45.3 million in 2002.

        The principal reason that the Company experienced a loss after exceptionals of £39.5 million in 2003 is that the Company received less milestone payments than it did in 2002 owing to delays in concluding three key new deals. The exceptional charge of £9.5 million and the reduction in income being recognized under the Paul Capital agreements of £8.1 million also contributed to the 2003 loss.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        The preparation of the Consolidated Financial Statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to revenue recognition, intangible fixed assets, impairment of fixed assets, deferred consideration and contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that it considers to be reasonable. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

        The Company's revenue comprises revenues from contract development and licensing, royalties and manufacturing and distribution.

        Contract development and licensing income represents amounts invoiced to customers for services rendered under development and licensing agreements, including milestone payments, technology access fees and research and development costs recharged. Under U.K. GAAP, contract development and licensing income is recognized when earned and non-refundable and to the extent that there are no future obligations pursuant to the revenue, in accordance with the contract terms. Refundable contract revenue is treated as deferred until such time as it is no longer refundable.

        Royalty income is typically calculated as a percentage of the net sales achieved by a customer when it sells a product of the Company to the final customer. Advance royalties received are treated as deferred income until earned, when they are recognized as income.

        Manufacturing and distribution revenues principally comprise contract manufacturing fees invoiced to third parties and income from product sales.

        Under U.S. GAAP, the Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 104 (SAB 104). The Company recognizes upfront fees and milestone payments when they are non-refundable and when performance obligations are completed based on the criteria of SAB 104. In situations where those criteria are not met, the Company defers and recognizes upfront non-refundable fees ratably over the performance period. The application of SAB 104 criteria to complex collaboration agreements requires significant estimates and judgment. In addition, in arrangements with multiple deliverables, there may be significant judgment in separating the different revenue generating activities and in determining whether each is a separate earnings process. Milestone payments, if any, related to scientific or technical achievements are recognized as income when the milestone is accomplished. The terms of these arrangements may cause the Company's operating results to vary considerably from period to period. Due to the significant portion of our revenue that we currently receive from upfront fees, milestone payments and certain contract development reimbursements in which recognition criteria differ between U.K. and U.S. GAAP, our results from operations will continue to differ, at times significantly.

        The Directors believe that the Group's revenue recognition policy is appropriate, reflecting the appropriateness of recording revenue under U.K. GAAP where costs associated with the revenue have been expensed and the deferral of revenue when it is subject to future obligations on the part of the Company connected with the revenue.

        During 2003, the Group released a net £2.1 million of turnover and other operating income under this policy, leaving a total deferral of £15.9 million at the end of 2003 comprising:

Deferred Income

	At December 31, 2002	Received(1)	Recognized(2)	At December 31, 2003
	(in £ thousands)
Contract development and licensing revenue	10,200	26,562	(29,652)	7,110
Other operating income	7,829	7,061	(6,126)	8,764

Total	18,029	33,623	(35,778)	15,874

(1)
Amounts "received' comprise amounts received in cash pursuant to the contract terms and amounts included within debtors during 2003. Deferred income at December 31, 2003 will be released under U.K. GAAP in subsequent years as the related costs are incurred or as associated obligations under the relevant contracts are satisfied.

(2)
Amounts "recognized' comprise amounts received and not deferred plus amounts released from previously deferred income under U.K. GAAP during 2003.

Intangible Fixed Assets

        The Company's intangible fixed assets comprise goodwill, intellectual property and capitalized development costs. The Directors estimate the useful economic life of these assets and the assets are amortized over this period. Future events could cause the Directors to change their view of the estimated economic life of these assets.

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

Impairment of Fixed Assets

        The Company reviews the carrying value of fixed assets when there is an indication that the assets may be impaired. First-year impairment reviews are conducted for acquired goodwill and intangible fixed assets. Impairment is determined by reference to the higher of net realisable value and value in use, which is measured by reference to discounted future cash flows. Any provision for impairment is charged to the income statement in the year concerned. Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our acquired businesses. Future events could cause the Company to conclude that impairment indicators exist and that assets may have been impaired. Any resulting impairment loss could have a material adverse impact on the Company's financial condition and results of operations.

        Under U.S. GAAP, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets ("FAS 142") on January 1, 2002. Under FAS 142, goodwill is no longer amortized but will be tested for impairment at least on an annual basis in accordance with the provisions of FAS 142.

        The goodwill impairment test involves a comparison of the fair value of our reporting unit as defined under FAS 142, with the carrying amounts of net assets, including goodwill, related to our reporting unit. If the carrying amount exceeds the reporting unit's fair value, the second step of the impairment test involves measuring the amount of the impairment loss, if any. The impairment loss is measured based on the amount by which the implied fair value of goodwill exceeds the carrying amount of goodwill in the reporting unit. Fair values are determined based on valuations that rely primarily on the discounted cash flow method. This method uses future projections of cash flows from the Company's reporting unit and includes, among other estimates, projections of future revenues and expenses, projected capital spending and an assumption of our weighted average cost of capital. If the fair value of the asset determined is less than its carrying amount, a loss is recognized for the difference between the fair value and its carrying value.

        Changes in any of these estimates, projections or assumptions could have a material effect on the fair value of any of the Company's fixed assets in future measurement periods and result in an impairment of goodwill with a material effect on the Company's future net income and shareholders' funds under U.S. or U.K. GAAP.

Deferred Consideration

        Provisions for deferred consideration payable by the Company comprise the fair value of contingent consideration arising from acquisitions. The eventual outcome is subject to the Group's future performance and certain contractual terms. Provisions are reviewed annually by the Directors, who make significant judgments as to the estimated fair value of the contingent consideration. Based on these judgments, changes to the estimated fair value of the consideration are recorded as an adjustment to goodwill or the underlying asset value. Where the effect of the time value of money is material, provisions are adjusted to reflect their present value, and the interest element arising on discounting the liability is recorded as interest payable in the profit and loss account as it unwinds. At December 31, 2003, the main judgment on a balance recorded for deferred consideration relates to the 1996 acquisition of Krypton.

        The deferred consideration of Krypton was revised on April 26, 1996, such that a maximum of 37.5 million ordinary shares would be issued contingent on a change in control of the Company at a share price of not less than 80 pence compounded at an annual rate of 10% (£1.71 as at December 31, 2003), or satisfaction of various conditions and hurdles which lapsed on December 31, 2003. No provision for deferred consideration has been recognized as at December 31, 2003 under U.K. GAAP.

Contingent Liabilities

        Provisions for contingent liabilities are dependent upon estimates and assessments of whether the criteria for recognition have been met, including estimates by the Directors as to the probable outcome and the amount of the potential cost of resolution. The Company follows the guidance for identification and recognition of such provisions in accordance with U.K. GAAP. The Company is currently involved in certain legal proceedings as discussed in "Item 8: Financial Information – Legal Proceedings". As at December 31, 2003, no costs have been accrued in relation to these proceedings because the Company does not believe that the proceedings will have a material adverse effect on the Company's consolidated financial position. Any estimate for such an accrual would be developed in consultation with external legal advisors handling the Company's defense in these matters and would be based upon an analysis of potential outcomes. It is possible that future results of operations could be materially affected by changes in our assumptions.

OPERATING RESULTS

Overview

        The following table sets forth selected items of the Company's consolidated income statement:

	Year Ended December 31,
	2001	2002	2003
	(in £ thousands)
Results
Turnover	46,126	69,573	53,152
Operating (loss)/profit	(5,099)	4,716	(39,519)
Retained (loss)/profit	(9,452)	1,109	(43,223)

        The Company has only one segment: pharmaceuticals. This reporting system is in compliance with the U.K. GAAP rule SSAP 25; Segmental Analysis and also reflects the Company's internal financial reporting and the predominant sources of risks and returns in its business.

        The Company's revenues are principally generated from three sources:

  •
  contract development and licensing, including milestone payments and research and development costs recharged,

  •
  royalties receivable from sales by third parties of products developed by the Company, and

  •
  manufacturing and distribution related revenue.

        Historically, the revenue contribution of each of the Company's revenue sources has varied from period to period. This is especially true of contract development and licensing revenues, the level of which may fluctuate, depending on a number of unpredictable factors, including scientific developments, the ability of the Company to find suitable partners, the timing of the negotiation and conclusion of agreements with such partners, the timing of regulatory approvals, the market introduction of new products and other factors. As a result, year-to-year comparisons of the

Company's revenues may be materially distorted. See "Item 3: Key Information – Risk Factors – The Company's results of operations tend to fluctuate" for more information on factors influencing the level of the Company's revenues.

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

        After cost of sales, the Company's costs principally comprise research and development expenses, administration expenses, selling and marketing expenses, the costs of the corporate offices and interest expense. As the majority of the Company's expenses are incurred in Switzerland, France and the United States, whereas the Company's revenues are substantially denominated in U.S. dollars, the Company's results of operations, as reported in pounds sterling, may be materially influenced by exchange rate movements. To minimize the impact of any fluctuations, the Company's policy has historically been to maintain natural hedges. Where it has not been possible to use natural hedges, currency options, accrual forward options and currency contracts are used. Foreign currency exchange movements did not have a material impact on the results of operations during any of the periods presented below.

        Inflation did not have a significant impact on the Company's operations during any of the periods presented below.

Year Ended December 31, 2003 compared with the Year Ended December 31, 2002

        The following table sets forth selected items of our consolidated income statement for the two years ended December 31, 2003.

	Year to December 31,
	2002	2003
	(in £ thousands)
Consolidated Income Statement
Turnover	69,573	53,152
Cost of sales	(24,830)	(29,786)

Gross profit	44,743	23,366
Selling, marketing and distribution expenses	(4,769)	(4,348)
Administration expenses
Amortization	(6,506)	(6,669)
Other administration expenses – including exceptional impairments	(13,686)	(27,474)

	(20,192)	(34,143)
Research and development expenses	(29,285)	(30,520)
Other operating income	14,219	6,126

Operating profit/(loss)	4,716	(39,519)
Interest receivable	1,081	1,029
Interest payable	(4,464)	(4,493)

Profit/(loss) on ordinary activities before taxation	1,333	(42,983)
Taxation	(224)	(240)

Net profit/(loss)	1,109	(43,223)

Turnover

        The following table breaks down the Company's turnover by revenue source for the two years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003
	(in £ thousands)
Contract development and licensing	55,441	29,652
Royalties receivable	6,751	18,701
Manufacturing and distribution	7,381	4,799

Total	69,573	53,152

        In 2003, turnover decreased by 24% to £53.2 million, compared with £69.6 million in 2002, primarily reflecting lower levels of contract development and licensing revenue.

Contract Development and Licensing

        The following table breaks down the Company's contract development and licensing revenues for the two years ended December 31, 2002 and 2003:

	Year ended December 31,
	2002	2003
	(in £ thousands)
Milestone payments	47,736	24,196
Research and development costs recharged	7,705	5,456

        Contract development and licensing revenue represents amounts invoiced to customers for services rendered under development and licensing agreements, in accordance with the terms and conditions of the relevant collaborative arrangement, including milestone payments, technology access fees and research and development costs recharged. Such amounts are treated as revenue when the relevant services have been rendered or the specified milestones have been met, to the extent that there are no obligations pursuant to the revenue.

        Contract development and licensing revenue decreased by 47% to £29.7 million in 2003, due primarily to a decline in milestone payments received from collaborative partners. Revenues recognized from milestone payments and payments received on the signing of agreements amounted to £24.2 million in 2003 compared with £47.7 million in 2002. The 2003 total included revenue from Endo upon the FDA's formal acceptance for filing of a NDA for DepoDur™, Mundipharma for the rights to market and distribute DepoCyt® in most European and Eastern European countries, King for developing and commercializing a modified-release formulation of Altace (ramipril) and the signing of an option agreement in respect of an undisclosed pulmonary product. In addition, SkyePharma received milestones from GlaxoSmithKline and AstraZeneca on the initiation of Phase III clinical trials of Requip® (ropinirole) and Budesonide HFA respectively.

        The Company had expected to enter into several new licensing agreements in 2003, in connection with which it would have received substantial milestone payments. These transactions included the licensing of a package of products in the pulmonary field, the licensing of DepoDur™ for Europe and the licensing of an unnamed pipeline product subsequently filed for approval with the FDA in March 2004. In 2004, the Company was able to successfully complete the licensing of DepoDur™ for Europe and the licensing of the unnamed pipeline product. In April 2004, SkyePharma announced the licensing of DepoDur™ for Europe to Medeus and of its dermatology assets, which account for substantially all of the Company's topical drug delivery technologies, to Trigenesis. In May 2004, SkyePharma announced the licensing of an undisclosed cardiovascular product for the U.S. to First Horizon. Milestone payments and payments on signing are expected to continue to be an important component of turnover in the near term.

Royalties

        Royalty income represents amounts paid by third parties for the sale of therapeutics based on the Company's drug delivery technologies. Royalties are typically calculated as a percentage of the third parties' net sales of the relevant drugs. Advance royalty payments are treated as deferred income until earned, at which point they are recognized in income. Royalty income almost tripled to £18.7 million, compared with £6.8 million in 2002, following a fourfold increase in 2002. Royalty income in 2003 derived principally from sales of Paxil CR™, Xatral® OD, DepoCyt® and Solaraze®.

Manufacturing and Distribution

        Manufacturing and distribution revenue principally comprises contract manufacturing fees invoiced to third parties and revenue from the sale of products. Contract manufacturing and distribution revenue decreased by 35% to £4.8 million, compared with £7.4 million in 2002, due principally to the way in which the Company accounts for revenue under the new licensing arrangements for DepoCyt® agreed with Enzon as compared with the previous agreement with Chiron. Revenue from Enzon is split between royalty and manufacturing and distribution income in accordance with the contract. Under the previous arrangements with Chiron the Company recorded its 50% share of sales as manufacturing and distribution income. This category also includes £1.0 million from Kowa under our collaboration on a new lipid lowering agent, NK-104 and £0.9 million in respect of Foradil® Certihaler® for Novartis.

Expenses

Cost of Sales

        Cost of sales consists primarily of the costs of the Company's research and development activities performed on behalf of third parties, including:

  •
  the costs of certain clinical trials conducted on behalf of the Company's collaborative partners,

  •
  the direct costs of contract manufacturing, and

  •
  the direct costs of licensing arrangements and royalties payable.

        Cost of sales increased by 20% to £29.8 million in 2003, compared with £24.8 million in 2002. This increase was mainly due to higher levels of royalty payments made to Paul Capital (£2.5 million) under the Company's arrangements to finance the development of DepoDur™, Propofol IDD-D™and HFA-formoterol and increased manufacturing and distribution costs.

        The resulting gross profit decreased by £21.4 million to £22.4 million, primarily as a result of the decreased milestone payments and payments received on the signing of agreements as a consequence of the delays in concluding three key new deals in 2003 and a £4.8 million increase in manufacturing losses. The manufacturing losses arise primarily due to inadequate overhead recovery in the U.S. and Lyon prior to the start of manufacture or the achievement of break-even sales levels of the Company's own products and licensee products.

Selling, Marketing and Distribution Expenses

        Selling, marketing and distribution expenses comprise the costs of marketing the Company's services. Selling, marketing and distribution expenses decreased by 8.8% to £4.3 million, compared with £4.8 million in 2002. This is due principally to the termination of the joint venture with Chiron in respect of DepoCyt®. In 2002, SkyePharma accounted for 50% of the joint venture's selling and marketing costs. During 2003, DepoCyt® has been marketed by Enzon under a new licensing arrangement under which Enzon bears 100% of selling and marketing costs.

Amortization Expenses

        Amortization expenses include the amortization of intangible fixed assets, including goodwill and intellectual property. Amortization of intangible assets increased slightly by £0.2 million from £6.5 million.

Other Administration Expenses

        Other administration expenses include the non-product related general and administration costs of the Company. Other administration expenses before exceptionals were £18.0 million in 2003, compared with £13.7 million in 2002. The increase mainly relates to one-off charges, including the cost of reacquiring the DepoCyt® European rights from Elan and writing down the Group's investment in GeneMedix to market value at year-end.

Exceptional Items

        The exceptional charge of £9.5 million in 2003 includes a restructuring charge of £2.7 million relating to costs in connection with staff reductions arising from the reorganization of the Company's research and development operations and other business functions. The remaining restructuring provision of approximately £1.8 million will be utilized in 2004. The Company expects that a further charge will be recognized in 2004. The 2003 exceptional charge also includes a further non-cash charge of £4.0 million in respect of the impairment of intellectual property and tangible fixed assets related to the reorganization. In addition, £1.6 million relates to a write-down in the value of investments. A further £1.2 million of the charge relates to the settlement of a licensing dispute.

Research and Development Expenses

        Research and development expenses comprise only costs incurred by the Company in conducting its own research and development projects on existing formulations. Costs incurred in conducting research and development projects for third parties are recorded as cost of sales. Research and development expenses increased by 4.2% to £30.5 million in 2003, compared with £29.3 million in 2002, as contrary to the Company's expectations it was unable to transfer the costs of certain research and development projects to its partners due to the delays to completion of new agreements.

Other Operating Income

        Other operating income comprises income recognized by the Company under its agreements with Paul Capital. Income is recorded on a "cost to complete" basis over the life of each individual project. This means that the Company takes the risk of project costs exceeding the projections underlying the agreements with Paul Capital.

        Paul Capital provided a total of $30 million between 2000 and 2002, in return for the sale of a portion of the potential future royalty and revenue streams from DepoDur™, Xatral® OD, Solaraze® and DepoCyt®. Income of £1.1 million was recognized as Other operating income under this agreement on a cost to complete basis in 2003, compared with £9.7 million in 2002. All of the income under this agreement has now been recognized.

        Under a second transaction, Paul Capital provided a further $30 million during 2002 and 2003, in return for the sale of a portion of the potential future royalty and revenue streams from nine products from the Group's drug pipeline. Income of £5.0 million in 2003, compared with £4.5 million in 2002, was recognized as Other operating income under this agreement on a cost to complete basis. Further details are provided in Note 3 to the Company's Consolidated Financial Statements. Details of the Company's agreements with Paul Capital are explained under "Item 4: Information on the Company – Business Operations – Collaborative Arrangements – Other Collaborative Arrangements."

Operating Results

        The most significant factor contributing to the Group's operating loss of £39.5 million, compared with an operating profit of £4.7 million in 2002 is the fact that the Company's budget for 2003 had assumed that the Company would receive milestone payments under several licensing agreements that it had expected to enter into in 2003 but that were delayed until 2004. The Company has meanwhile successfully concluded the negotiations for the licensing of DepoDur™ for Europe and the licensing of an unnamed pipeline product and will record milestone payments received under these agreements in accordance with its revenue recognition policy. The exceptional charge of £9.5 million and the reduction in income being recognized under the Paul Capital agreements of £8.1 million have also contributed to the 2003 loss. The net loss was £43.2 million in 2003, compared with a net profit of £1.1 million in 2002.

        Earnings before interest, tax, depreciation and amortization ("EBITDA"), a commonly used performance indicator, amounted to a loss of £26.6 million in 2003 compared with a profit of £17.3 million in 2002. Management believes that EBITDA provides useful information to investors because it provides a clearer picture of the Company's operating performance by excluding items related to the Company's financings and investing activities.

	Year ended December 31,
	2002	2003
	(in £ thousands)
Reconciliation of retained (loss)/profit to EBITDA
Retained profit/(loss)	1,109	(43,223)
Interest receivable	(1,081)	(1,029)
Interest payable	4,464	4,493
Taxation	224	240
Depreciation	6,101	6,294
Amortization	6,506	6,669

EBITDA	17,323	(26,556)

Year Ended December 31, 2002 compared with the Year Ended December 31, 2001

Turnover

        The following table breaks down the Company's turnover by revenue source for the two years ended December 31, 2001 and 2002:

	Year ended December 31,
	2001	2002
	(in £ thousands)
Contract development and licensing	38,236	55,441
Royalties receivable	1,468	6,751
Manufacturing and distribution	6,422	7,381

Total	46,126	69,573

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

Contract Development and Licensing

        The following table breaks down the Company's contract development and licensing revenues for the two years ended December 31, 2001 and 2002:

	Year ended December 31,
	2001	2002
	(in £ thousands)
Milestone payments	28,379	47,736
Research and development costs recharged	9,857	7,705

        Contract development and licensing revenue increased by 45%, from £38.2 million in 2001 to £55.4 million in 2002, mainly reflecting higher levels of milestone payments received on the signing of agreements. In 2002 milestone payments and payments received on the signing of agreements included revenue from Shire for the rights to market Solaraze® in Europe, Endo for the U.S. and Canadian marketing and distribution rights for DepoDur™ and Propofol IDD-D™ and Enzon for the rights to DepoCyt® in North America. Additionally a key milestone payment was received from GlaxoSmithKline for the completion of Phase II clinical trials for ropinirole in November 2002.

Royalties

        Royalty income increased substantially, from £1.5 million in 2001 to £6.8 million in 2002, reflecting principally revenues from Paxil CR™, which was launched in the United States in April 2002, and an increase in revenues from Xatral® OD and Solaraze®.

Manufacturing and Distribution

        Manufacturing and distribution revenue increased by 15%, from £6.4 million in 2001 to £7.4 million in 2002. The 2002 figure comprises contract manufacturing revenues of £5.4 million and SkyePharma's share of DepoCyt® sales, which amounted to £2.0 million. Included in contract manufacturing revenue in 2002 is some £1.8 million in respect of Foradil® DPI for Novartis and £1.0 million from Kowa under our collaboration on formulations of a new lipid lowering agent, NK-104.

Expenses

Cost of Sales

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

Selling, Marketing and Distribution Expenses

        Selling, marketing and distribution expenses were £4.8 million in 2002, unchanged compared to 2001, of which, £2.8 million related to product sales such as DepoCyt® and £2.0 million related to the expenses of the business development offices in New York, Muttenz and Japan.

Amortization Expenses

        Amortization of intangible assets increased by 50%, from £4.3 million in 2001 to £6.5 million in 2002, which includes an increase in the amortization of goodwill of £1.5 million relating to the acquisition of SkyePharma Canada Inc. and the drug delivery business of Bioglan AB. In addition, the increase reflects increased amortization charges on intellectual property with respect to DepoCyt® licenses.

Other Administration Expenses

        Other administration expenses increased by 12%, from £12.2 million in 2001 to £13.7 million in 2002. The increase mainly reflects the administration costs of SkyePharma's new operations in Canada and Sweden, which were fully consolidated for the first time in 2002 and increased professional fees for transactions undertaken during the year.

Research and Development Expenses

        Research and development expenses increased by 63%, from £17.9 million in 2001 to £29.3 million in 2002, due to increased expenditure on projects such as DepoDur™, HFA-formoterol, Budesonide-HFA and Propofol IDD-D™.

Other Operating Income

        Other operating income increased by 124% from £6.3 million in 2001 to £14.2 million in 2002. During 2002, SkyePharma received £6.4 million of cash under the 2001 agreement and recognized income of £9.7 million on a cost to complete basis which was in line with expenditure on the project. Royalty payments are not required to be made to Paul Capital under this agreement until 2003. In addition, SkyePharma received £11.6 million of cash and recognized income of £4.5 million under the 2002 agreement on a cost to complete basis. During the year royalty payments of £0.7 million were made to Paul Capital under this agreement. Further details are provided in Note 3 of the Consolidated Financial Statements.

Operating Results

        As a result of the factors described above, the Company achieved an operating profit of £4.7 million in 2002, compared with an operating loss of £5.1 million in 2001.

        In 2002, SkyePharma achieved its first full year profit after tax of £1.1 million, compared with a net loss of £9.5 million in 2001. The Group also achieved a profit on ordinary activities before tax of £1.3 million in 2002, after a net interest payable charge of £3.4 million (2001: £3.7 million), which compares with a loss on ordinary activities before tax of £9.4 million in 2001. The earnings per share for the year increased by 2.0 pence per share to 0.2 pence per share (2001: 1.8 pence loss per share). Earnings before Interest, Tax, Depreciation and Amortization ("EBITDA") for 2002 is £17.3 million compared with £3.4 million in 2001. EBITDA is a non-GAAP performance measure which the Group considers to improve the understanding of operating performance. Under U.S. GAAP, the Company recorded a loss of £45.3 million in 2002, compared with a loss of £43.9 million in 2001.

	Year ended December 31,
	2001	2002
	(in £ thousands)
Reconciliation of retained (loss)/profit to EBITDA
Retained (loss)/profit	(9,452)	1,109
Interest receivable	(1,251)	(1,081)
Interest payable	4,951	4,464
Taxation	75	224
Depreciation	4,778	6,101
Amortization	4,327	6,506

EBITDA	3,428	17,323

LIQUIDITY AND CAPITAL RESOURCES

        The following is a summary of the Group's contractual cash obligations as of December 31, 2003:

		Payments Due by Period
	Total	< 1 year	1-3 years	4-5 years	After 5 years
	(in £ thousands)
Bank overdrafts	1,198	1,198	—	—	—
Bank loans	4,265	2,342	1,877	46	—
Secured mortgage	7,543	271	541	543	6,188
Chiron promissory note	559	559	—	—	—
Finance leases	366	160	187	19	—
Accrued rent	3,459	—	—	—	3,459
Operating leases	31,922	3,460	6,044	5,101	17,317
Convertible bonds (due 2005)	59,400	—	59,400	—	—
Non-equity Deferred "B" shares	11,310	—	11,310	—	—
Provisions	285	—	—	—	285

Total Contractual Cash Obligations	120,307	7,990	79,359	5,709	27,249

        Capital commitments, contracted for but not provided in the accounts, were £Nil at December 31, 2003 and £0.2 million at December 31, 2002.

        The Group does not have any off-balance sheet arrangements that have or are reasonably likely to have a material effect on the Group's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Cash requirements

        The Company's largest potential cash obligation in the forseeable future relates to the Convertible Bonds due 2005 in the amount of £59.4 million. The bonds are convertible at the option of the holder into ordinary shares at a conversion price of 83 pence at any time up to June 19, 2005. Unless previously redeemed or converted, the bonds will be redeemed by the Company at the principal amount on June 19, 2005. The Company is evaluating options in the event that the share price is not in excess of the conversion price of 83 pence prior to this date, including the refinancing of the bonds.

        Assuming the conversion or refinancing of the Convertible Bonds due 2005, the Directors believe, taking into account the amounts of cash available, the Company has sufficient working capital for the requirements of the foreseeable future. There can however be no assurance that the bonds will be converted or, if not converted that the Company will be able to refinance the Convertible Bonds due 2005 or that additional funds will be available, on favourable terms or at all, or that such funds, if raised would be sufficient to permit the Company to continue to conduct its operations. For further information, see "Item 3: Key Information – Risk Factors".

        The current cash balances will enable the Company to selectively develop a number of key projects to a later stage of development prior to licensing out, thereby potentially increasing its share of any profits that these projects may yield. The Company is an emerging pharmaceutical company and expects to continue to absorb cash until products are fully commercialized. Much of the Company's cash requirements are of an investment nature and are to a great extent discretionary. Funds will be used for the Company's own product development efforts and capital expenditure. Capital commitments as at December 31, 2003, amounted to £Nil (2002: £0.2 million).

        Future acquisitions or investments, a material decrease in our cash flow from operations or the failure of our collaborative partners to provide funding are factors which could affect our liquidity and working capital. The Company is reliant on collaborative partners and upon its ability to continue to obtain new development contracts from third parties to further develop and commercialize its drug delivery technologies. See "Item 3: Key Information – Risk Factors". The Company is dependent on its Geomatrix™ and DepoFoam™ technologies as to which further successful development is uncertain and any failure by the Company's collaborative partners to provide funding, obtain regulatory approvals and conduct marketing activities could adversely affect the Company's business, results, financial condition and liquidity.

Sources and uses of cash

	Year ended December 31,
	2001	2002	2003
	(in £ thousands)
Net cash inflow from operating activities	5,909	1,552	6,615
Returns on investments and servicing of finance	(1,799)	(3,100)	(3,036)
Taxation	(75)	(224)	(227)
Purchase of tangible and intangible fixed assets	(7,983)	(6,273)	(6,551)
Purchase of fixed asset investments	(8,273)	(6,285)	(5,674)
Acquisitions	1,318	(3,595)	—

Cash outflow before use of liquid resources and financing	(10,903)	(17,925)	(8,873)
Management of liquid resources	14,668	(3,872)	183
Financing	(4,891)	21,621	2,818

Decrease in cash	(1,126)	(176)	(5,872)

        The Company finances its operations primarily by cash generated from the sale of equity and debt securities, funding provided by collaborative partners and operations.

        As discussed above, a significant percentage of the Company's cash resources comprise milestone payments under licensing and marketing agreements between the Company and its collaborative partners. The amount of milestone payments that the Company receives in any given period is influenced by a number of unpredictable factors, including scientific developments, the ability of the Company to find suitable partners, the timing of the negotiation and conclusion of agreements with such partners, the timing of regulatory approvals, the market introduction of new products and other factors. Although the Company is seeking to decrease the proportion of its revenues derived from milestone payments, the uncertainty associated with milestone payments means that there is no assurance that the Company will be able to obtain sufficient funds to satisfy its financing needs.

        Net cash inflow from operating activities was £6.6 million in 2003, versus £1.6 million in 2002. The reconciliation of operating (loss)/profit to net cash inflow from operating activities shows a decrease in debtors between 2003 and 2002 of £19.6 million. This mainly reflects the amounts received from Endo and Enzon on January 3, 2003 in respect of contracts signed at the end of December 2002.

        During 2003, £7.6 million ($12.5 million) (2002: £11.6 million ($17.5 million)) in cash was received under an agreement with Paul Capital by which Paul Capital has provided a total of $30 million during 2002 and 2003, in return for the sale of a portion of the potential future royalty and revenue streams from nine products from the Company's drug pipeline.

        Total cash outflow before use of liquid resources and financing in 2003 was £8.9 million (2002: £17.9 million). Purchases of fixed asset investments totaled £5.7 million (2002: £6.3 million) of which £2.1 million related to Micap plc, £1.5 million to Astralis Ltd, £1.2 million to Vital Living Inc and £0.9 million was spent on the purchase of SkyePharma shares as part of the Group's hedging stategy for share scheme based remuneration.

        Purchases of tangible and intangible fixed assets totaled £6.6 million (2002: £6.3 million). The Company's cash position including short-term bank deposits at December 31, 2003 amounted to £23.2 million (2002: £28.1 million) (£22.0 million net of overdrafts (2002: £28.1 million)).

Debt instruments, guarantees and related covenants

        At December 31, 2003, the Company had short-term borrowings, including obligations under finance leases, amounting to £4.5 million (2002: £2.9 million) and long-term borrowings, including obligations under finance leases and Convertible Bonds due 2005, amounting to £68.2 million (2002: £66.7 million).

        On June 16, 2000, the Company issued £59.4 million 6% Convertible Bonds due 2005. The Bonds are convertible at the option of the holder into ordinary shares at a conversion price of 83 pence at any time up to June 19, 2005. Unless previously redeemed or converted, the Bonds will be redeemed by the Company at their principal amount on June 19, 2005.

        In April 2004, the Group issued £20 million 6% Convertible Bonds, with a first put after five years by the holder of the bonds, and a final maturity of May 2024. The bonds are convertible at the option of the holder into SkyePharma ordinary shares at a conversion price of £1.00 at any time prior to maturity. Unless previously redeemed or converted, the bonds will be redeemed by the Group at their principal amount in May 2024. The Convertible Bonds due 2005 existing at December 31, 2003, due in June 2005, were not affected by this transaction.

        At December 31, 2003, the Group had a property mortgage facility with the Basellandschaftliche Kantonalbank of £7.5 million (CHF 16.7 million). The mortgage is in two tranches, both secured by the assets of Jago and guaranteed by SkyePharma. The first tranche of £3.2 million (CHF 7.0 million) bears interest at 3.75% and is repayable by installments over 21 years semi-annually. The second tranche of £4.3 million (CHF 9.7 million) bears interest at 3.0% and is repayable by instalments over 51 years.

        Included within bank loans, the Basellandschaftliche Kantonalbank has extended loans of £0.9 million (CHF2 million) and £0.7 million (CHF 1.5 million). These loans are renewable annually and bear interest at 6.5% and 6.0%, respectively. The bank loans are all secured on the assets of Jago and are guaranteed by SkyePharma.

        At December 31, 2003, the Group had a loan with GE Capital Corp of £2.7 million ($5 million). The loan is secured by certain assets of SkyePharma Inc., SkyePharma US Inc. and SkyePharma. The loan bears interest at 8% and is repayable by instalments from 2004 until between 2005 and 2007.

        At December 31, 2003, the Group had an overdraft facility of £1.4 million (CHF 3 million) (2002: £1.3 million) with the Basellandschaftliche Kantonalbank, secured on the assets of Jago and guaranteed by SkyePharma.

        At December 31, 2003, the Group had a promissory note with Chiron of £0.6 million ($1 million) which formed part of the consideration for the reacquisition of the U.S. DepoCyt® marketing, distribution and sales rights. The promissory note is repayable in June 2004, bearing interest at LIBOR plus 300 points and is guaranteed by SkyePharma.

Financial Instruments

        The Group holds financial instruments to finance its operations and to manage the currency risks that arise from these operations. Further information on these financial instruments is set out in Note 26 of the Notes to SkyePharma's Consolidated Financial Statements included in Item 18 of this Form 20-F.

PRINCIPAL DIFFERENCES BETWEEN U.K. AND U.S. GAAP

        The Company's financial statements have been prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP. See Note 31 of the Notes to the Company's Consolidated Financial Statements included in Item 18 of this Form 20-F for a reconciliation of the Company's net income for the three years ended December 31, 2003 and shareholders' funds as of December 31, 2003 and 2002 from U.K. GAAP to U.S. GAAP.

        The reconciliation of the Company's net income for each of 2003 and 2002 primarily reflects differences in the accounting principles under U.K. GAAP and U.S. GAAP with respect to revenue recognition and the sale of royalty interests. The reconciliation of the Company's net income for 2001 mainly reflects differences in the accounting treatment under U.K. GAAP and U.S. GAAP governing write-offs of acquired in-process research and development costs and revenue recognition.

        The reconciliations of the Company's shareholders' funds as of December 31, 2003 and 2002 primarily reflect differences in the accounting principles under U.K. GAAP and U.S. GAAP in respect of revenue recognition, goodwill, differences in the accounting for shares and warrants to be issued, deferred shares and shares issued to Dr. Gonella, and the different treatment of contingent consideration charged to goodwill reserve.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED

        The Company will be required to prepare consolidated financial statements under International Financial Reporting Standards ("IFRS") from January 1, 2005 and to restate the 2004 financial statements for comparison.

        The transition to IFRS could have a material impact on the Company's financial position and reported results from this date. The Company expects to quantify the potential impact during 2004, and has formed a project team to manage its transition to IFRS.

        In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition, but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003, which, for the Group, is January 1, 2004. The Group is assessing the impact of this interpretation.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) and in December 2003 issued a revision of this interpretation. Under this interpretation, certain entities known as "Variable Interest Entities" (VIE) must be consolidated by the "primary beneficiary" of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. The Group is in the process of assessing the impact of this interpretation as it will be effective for the Group beginning January 1, 2004. The effect of this interpretation could be that minority investments that the Group holds in certain companies and which it is also the major provider of development services may required to be consolidated if, within the definitions of the interpretation, the Group maintains the majority of the risks and rewards of this third-party entity.

        In May 2003, the FASB issued FAS 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity" (FAS 150). This standard establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. FAS 150 will be effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the group for periods beginning after June 10, 2003. The Group believes that the adoption of this standard will not have a material effect on the group's results of operation or financial position.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        For a discussion of the Company's research and development activities, see "Item 4: Information on the Company – Business Operations – Research and Development" and information on patents and licenses, see "Item 4: Information on the Company – Business Operations – Patents and Proprietary Rights".

TREND INFORMATION

        The Company's results of operations have fluctuated materially on a monthly, half yearly and yearly basis, partly as a result of acquisitions and partly due to the timing of contract development and licensing revenues. Therefore, period-to-period and period-on-period comparisons are not meaningful at this stage in the Company's development. The Company believes that it will continue to experience fluctuations in its results of operations in the near to medium term.

Item 6: Directors, Senior Management and Employees

Directors and Senior Management

Name	Age	Position
Ian Gowrie-Smith(4)	56	Chairman
Michael Ashton(1)	58	Chief Executive Officer
Donald Nicholson(1)	46	Finance Director and Executive Director
Air Chief Marshal Sir Michael Beavis(2)(3)	74	Senior Independent Non-Executive Director
Dr. David Ebsworth(2)(3)	49	Non-Executive Director
R. Stephen Harris(3)(4)	61	Non-Executive Director
Dr. Keith Mansford(3)	72	Non-Executive Director
Dr. Argeris (Jerry) Karabelas(2)(4)	51	Non-Executive Director
Torao Yamamoto	61	Non-Executive Director

(1)
Member of Executive Committee.

(2)
Member of Audit Committee.

(3)
Member of Remuneration Committee.

(4)
Member of Nomination Committee.

        The following information is provided as at June 24, 2004, the latest practicable date prior to the filing of this Report.

        Ian Gowrie-Smith became Non-executive Chairman on June 23, 2004, having been Executive Chairman since January 1995. From January 1995 to November 1998 he was also Chief Executive Officer of the Company. Mr Gowrie-Smith has more than 17 years of management experience in the pharmaceutical industry and was responsible for the founding and subsequent flotation of Medeva plc. He is non-executive chairman of Tiberon Metals Limited, Triple Plate Junction PLC and Micap PLC. He graduated with a Bachelor of Commerce degree from the University of Melbourne in 1970.

        Michael Ashton was named Chief Executive Officer of the Company in November 1998. He joined the Company in January 1997 as Chief Executive Officer of Jago, was appointed to the Board in March 1997 and was named Chief Operating Officer of the Company in May 1998. He has over 31 years of experience in the pharmaceutical industry having worked for Merck Inc., Pfizer Inc., Purepac Inc. and prior to this appointment, Faulding Inc., where Mr Ashton was chairman, president and CEO. He is a non-executive director of Transition Therapeutics Inc., Astralis Limited and Vital Living Inc. He obtained a B. Pharm degree from Sydney University in 1968 and an MBA from Rutgers University in 1974.

        Donald Nicholson was named Finance Director in March 1997. He joined the Company in February 1996 as Chief Financial Officer and was appointed to the Board in March 1997. He has over 18 years of experience in the healthcare industry including Wellcome plc and Corange Ltd, the holding company of Boehringer Mannheim and DePuy, where he was corporate strategy and finance director. He is a member of the Institute of Chartered Accountants of Scotland and obtained a B. Com (Hons) degree from the University of Edinburgh in 1980.

        Air Chief Marshal Sir Michael Beavis was appointed to the Board in 1989 and was appointed Senior Independent Non-executive Director in May 2001. Sir Michael entered the Royal Air Force in 1947 and retired in 1987, his last appointment being Deputy Commander-in-Chief Allied Forces Central Europe, NATO. He is a defence consultant with Burdeshaw Associates, USA, a Companion of the Chartered Management Institute, a Freeman of the City of London and a Liveryman in the Guild of Air Pilots and Navigators.

        Dr David Ebsworth was appointed to the Board in April 2002. Dr Ebsworth has over 20 years of pharmaceutical industry experience. He provides consultancy services to a variety of clients including venture capital companies. He was chief executive officer of Oxford GlycoSciences PLC until May 2003. Prior to this he held the position of president and general manager of the Pharmaceutical Business Group for Bayer AG in Leverkusen, Germany, and has also worked for Bayer AG in a series of global positions in Canada, Europe and the United States. Dr Ebsworth is non-executive chairman of Wilex AG and a non-executive director of Intercell AG, Betapharm GmbH and CuraGen Corporation and held the same office, until 1998, with Schein Pharmaceutical, Inc. (now known as Watson Pharmaceuticals, Inc).

        R Stephen Harris was appointed to the Board in November 1995. He has 40 years' commercial experience in the pharmaceutical industry, having worked for ICI Pharmaceuticals, Merck, Eli Lilly, Boots, Reckitt & Colman and Gensia; and was director of Development and Licensing with Medeva plc. He is non-executive chairman of Proteome Sciences plc, Sinclair Pharma plc and Conve Ltd and non-executive director of Advanced Medical Solutions Group plc, Microscience Ltd, Prophilian plc and GeneMedix plc. He is a member of the Pharmaceutical Society of Great Britain and graduated with a B.Sc in Pharmacy from the University of London in 1964.

        Dr Argeris (Jerry) Karabelas was appointed to the Board in November 2000. Dr Karabelas has more than 21 years' experience in the pharmaceutical industry having spent the majority of his career with SmithKline Beecham. Dr Karabelas is a partner at Care Capital LLC. He was previously the CEO of Novartis Pharma AG where he had responsibility for pharmaceuticals, R&D, consumer products, and the generics business. He is also an external director of Human Genome Sciences, Fox Chase Cancer Center and the International Partnership for Microbicides. He is also a director of NitroMed Inc., Halsey Pharmaceuticals, Inotek, Anadys, Renovo and a member of the scientific advisory board of Epigenesis. He received a Ph.D in Pharmacokinetics from the Massachusetts College of Pharmacy in 1979.

        Dr Keith Mansford was appointed to the Board in March 1996. He has over 45 years' experience in the pharmaceutical and biotechnology sectors, principally with Beecham Group and SmithKline Beecham. From 1984 to 1992 Dr Mansford was chairman of Research and Development at Beecham Group and subsequently SmithKline Beecham plc. He is a non-executive director of Sepracor Inc, chairman of Mansford Associates, an international healthcare consultancy, chairman of Protemix Inc, a biotech company based in New Zealand, and professor of Metabolic Biochemistry at the University of Buckingham. He obtained a B.Sc in Chemistry and an M.Sc in Biochemistry from the University of Durham and a Ph.D in Biochemistry from the University of London.

        Torao Yamamoto was appointed to the Board in October 2002. Mr. Yamamoto is the senior managing director of the Pharmaceutical Division of Kowa Company Limited in Japan. Mr. Yamamoto has been with Kowa, a Japanese conglomerate with interests in pharmaceuticals, textiles, electronics, optics and chemicals, since 1965. He has held management positions in Japan and the United States, where he was general manager of all Kowa's operations for four years until June 1998. He currently serves on the board of directors of Kowa Company Limited, Kowa

Pharmaceutical Europe, Ltd., and Kowa Research Europe, Ltd. He graduated in March 1965 with a Bachelor's degree in Business Administration from Kobe University of Commerce in Japan.

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

COMPENSATION

        In 2003, the Company paid £1,695,000 in aggregate to its Directors (10 persons).

        The following table provides certain information regarding the compensation paid to Directors in 2003.

Name	Salary	Bonus	Pension Benefits	All Other Compensation(1)
	(In £ thousands)
Ian Gowrie-Smith	450	—	56	19
Michael Ashton(2)	396	59	50	54
Donald Nicholson	220	44	28	10
Air Chief Marshal Sir Michael Beavis	53	—	—	—
Dr David Ebsworth	49	—	—	—
Stephen Harris	47	—	—	—
Dr Keith Mansford	46	—	—	—
Walter Zeller(3)	25	—	—	—
Dr Argeris (Jerry) Karabelas	47	—	—	—
Torao Yamamoto	42	—	—	—

(1)
All other compensation includes company car allowance and medical insurance for directors, officers and their families.

(2)
All other compensation additionally includes living allowance.

(3)
Mr. Zeller retired as a Director on May 28, 2003.

        For further information on share options granted, see "Outstanding Options" below.

        The Remuneration Committee of the Board of Directors administers a bonus plan for the Company's Executive Directors and officers. Bonuses are paid at the discretion of the Remuneration Committee, in recognition of the individual's contribution to the success of the Company and the achievement of specified objectives. In 2003 the primary performance targets were a combination of objective corporate, divisional and specific individual targets. A fundamental part of the annual bonus plan is the requirement that a stated proportion of any cash bonus awarded under the bonus plan each year be deferred through the Company's Deferred Share Bonus Plan introduced in 2001. The Plan is designed to align the interests of participants with those of the shareholders by encouraging Executive Directors and officers to build up and maintain shareholdings which are meaningful in the context of their remuneration. The minimum deferred proportion of the bonus is currently set at 50% and Executives voluntarily decided to receive all 2003 bonus payments in shares to demonstrate their ongoing commitment to, and confidence in, the Company. The Company currently provides one matching share (each a "Matching Share") for each share acquired by a participant pursuant to the plan (each an "Executive Share"). Each Matching Share will be released three years after it is issued provided that the Executive Director or officer remains in employment and the corresponding Executives Shares have not been sold. The release of

Matching Shares issued prior to 2004 is not subject to additional performance criteria because the Remuneration Committee believes that the performance conditions which have to be satisfied for the payment of any bonus are sufficiently challenging to justify the total bonus payment and additional Matching Shares. However, in line with current UK corporate governance best practice and the wishes of the majority of the Company's shareholders, the Company is proposing to apply performance conditions to the Matching Shares for the 2004 bonus.

PENSION AND SAVINGS PLANS

        The Company operates various defined contribution plans for its employees in the United Kingdom, Switzerland, the United States, Canada and Sweden. The Company's contributions to these plans are charged to the income statement in the year to which they relate, and the assets are held in separate trustee administered funds. In 2003, the Company contributed £1,769,000 (2002: £1,525,000) to pension and savings plans and a provision of £285,000 (2002: £201,000) is included within provisions for liabilities and charges. See Note 18 of the Notes to SkyePharma's Consolidated Financial Statements included in Item 18 of this Form 20-F.

        The Company operates an unfunded defined benefit scheme in respect of its employees in France, based on the national collective agreement of the pharmaceutical industry.

        At December 31, 2003, a valuation of the scheme was performed by professionally qualified actuaries, Société de Prospective Actuariat et Conseil, on the present value of the accrued liabilities calculated under the projected unit method. The valuation showed a pension liability of £603,000.

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

        The Board has an Executive Committee, an Audit Committee, a Remuneration Committee and a Nomination Committee. The Executive Committee is responsible for the executive management of the Company. It is chaired by the Chief Executive Officer and is comprised of the Executive Directors. The Executive Committee comprises all of the Company's senior management. The Executive Committee generally meets monthly between Board meetings.

        The Audit Committee is responsible for oversight of auditors, pre-approving all audit and non-audit services, reviewing and appraising the Company's financial reporting practices and procedures, the adequacy of its system of internal accounting control, reviewing the auditor's report describing all critical accounting policies and practices, all alternative treatments within GAAP for material items discussed with management and other material written communications and any matters raised by its independent auditors. It also is responsible for reviewing the half-year and full-year results of the Company and its Interim and Annual Reports and Accounts prior to their submission to the full Board. The Committee reviews the cost-effectiveness, independence and objectivity of the external auditors and also pre-approves all permitted non-audit expenditure incurred with the auditors. It meets formally at least three times a year.

        The Remuneration Committee is responsible for approving the remuneration and other benefits, including pension contributions, bonus payments, share options and severance payments, of the Executive Directors and other members of senior management. The Remuneration Committee is comprised of the Non-executive Directors identified above and is chaired by Sir Michael Beavis.

        The Nomination Committee is responsible for making recommendations to the Board on any appointment to the Board. The Nomination Committee is comprised of the Chairman and the Non-executive Directors identified above.

EMPLOYEES

        The following table shows the distribution of the year end number of employees for the last three fiscal years by activity and geographic location:

	Year ended December 31,
	2001	2002	2003
By category of activity:
Corporate Management and Administration	68	92	85
Marketing operations	11	13	12
Research and Development	215	239	212
Manufacturing Operations	151	155	157

	445	499	466

By geographic location:
U.K.	18	18	19
Switzerland	133	126	140
France	124	131	141
Sweden	—	38	29
U.S. and Canada	170	186	137

	445	499	466

Number of employees with scientific qualifications:
PhD's, masters or medical degrees	74	89	59
Scientists (including PhD's, masters or medical degrees)	229	267	235

        The Company believes that it has good relations with its employees and labor unions.

SHARE OWNERSHIP

        The following table sets out the interests of Directors in the ordinary shares of the Company (including the interests of their immediate families and persons connected with the Directors) as at June 24, 2004.

Name	Number of ordinary shares	Percentage of Issued share capital
Ian Gowrie-Smith	8,539,474	1.372%
Michael Ashton	360,892	0.058%
Donald Nicholson	279,798	0.045%
Air Chief Marshal Sir Michael Beavis	210,297	0.034%
Dr David Ebsworth	45,000	0.007%
Stephen Harris	131,083	0.021%
Dr Argeris (Jerry) Karabelas(1)	26,667	0.004%
Dr Keith Mansford	67,943	0.011%

(1)
Includes ordinary shares represented by ADSs. Each ADS represents ten ordinary shares.

        In addition to the interests shown above, Mr. Ian Gowrie-Smith had a beneficial interest in 20,000 Convertible Bonds, issued by the Company.

        The aggregate number of ordinary shares held by the Directors listed in the table above at June 24, 2004 was 9,661,154, representing 1.55% of the total ordinary shares outstanding.

        The aggregate number of ordinary shares underlying the Company's outstanding options and long-term incentive plan awards as of June 24, 2004 was 54,076,340.

Share Option Plans

        The Company has five share option schemes (together, the "Option Schemes"): grants between 1996 and 1998 were made under the 1988 Executive Share Option Scheme and the European and North American Scheme and grants from April 1999 were made under the SkyePharma PLC 1999 Share Option Scheme, the European and North American 1999 Scheme and the SkyePharma Holding Inc 1999 Stock Option Plan for SkyePharma Inc. Employees.

        Executive Directors and senior executives participate in the SkyePharma PLC 1999 Share Option Scheme, the European and North American Scheme and the SkyePharma Holdings Inc. 1999 Share Option Plan as appropriate. Following publication in March 2001 of revised Association of British Insurers guidelines for Share Incentive Schemes, the Board gained shareholder approval to make certain changes to the SkyePharma PLC 1999 Share Option Scheme and the SkyePharma Holdings Inc. 1999 Share Option Plan at the Annual General Meeting of the Company in June 2001. In particular, the individual participation limits of 200% of remuneration and the performance conditions were amended so that exercise is dependent upon total shareholder return performance against a peer group of companies. All options granted to Executive Directors and senior executives during 2003 were made on this basis and vest after three years on a scale between 0% and 100% depending on the Company's performance relative to the performance against the comparator group of companies. Options granted in 2003 and subsequent years will not be re-tested following vesting. If the stringent performance requirements are not met at the end of the performance period, all options will lapse.

        There are two types of options: options and Super Options. With respect to options, prior to 2001 individual participation limits under the schemes were set at four times individual remuneration. Options granted under the schemes are granted at the market price ruling at the date of grant, are exercisable after three years and up to a maximum of 10 years from date of grant. Options granted under each of the schemes may be exercised only if, over a period of three consecutive years, the shareholder return of the Company exceeds the growth in FTSE All Share Index over the same period. Prior to 2001, the individual participation limits for Super Options were set at eight times remuneration. Super Options, also granted at the market price ruling at the date of grant, are exercisable after five years and are subject to more challenging performance conditions based upon top quartile performance in the FTSE 250 Index.

        The Company has decided within the current rules of the SkyePharma PLC 1999 Share Option Scheme normally to transfer responsibility for the employer's national insurance contributions on the gain on the exercise of unapproved options to the option-holder.

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

        The Scheme is governed by the Rules of the Scheme and is administered by the Board of Directors of the Company. Eligibility for participation in the Scheme is limited to those employees of SkyePharma, including Directors, who work for SkyePharma at least 25 hours per week, as may from time to time be invited to participate by the Board. No Director or employee is entitled as of right to participate in the Scheme.

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

The SkyePharma Holdings Inc 1999 Stock Option Plan for SkyePharma Inc. Employees

        The SkyePharma Holdings Inc. 1999 Stock Option Plan (the "Plan") is governed by the rules of the Plan and is administered by the Board of Directors of the Company acting through the Remuneration Committee. The Plan is available to all officers and key employees of SkyePharma Holdings Inc. and its subsidiaries who render services which contribute to its management growth or financial success, at the discretion of the Remuneration Committee. No Director or employee is entitled as of right to participate in the Plan.

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

        If an option is to qualify for tax benefits under certain provisions of the U.S. Internal Revenue Code of 1986 as amended ("Incentive Options"), then the aggregate exercise price of options first becoming exercisable in any one calendar year may not exceed U.S.$100,000.

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

        Options must be exercised before the expiry of ten years from the date of grant. The earliest date at which an option may be exercised is at the discretion, in each case, of the Remuneration Committee. The Remuneration Committee may, but is not obliged, to impose conditions on the exercise of an option. In exercising its discretion in these respects, the Remuneration Committee will seek to act in the best interests of the Company, having regard to the conflicting requirements of, on the one hand, the custom and practice in the United States with regard to the grant of share options and the expectations of U.S.-based employees, and, on the other hand, the need to operate the Plan in such a way as complies with best U.K. practice.

        The lapsing provisions and those relating to change of control under the Plan are in all material respects similar to the provisions of the SkyePharma PLC 1999 Share Option Scheme, as described on page 89.

Outstanding Options

        The table below sets forth certain information concerning the options issued to Directors and officers of the Company pursuant to the Company's share option plans as of June 24, 2004. The remaining Directors and officers of the Company have no outstanding ordinary or Super Options.

Ordinary Options

Name	Number of ordinary shares underlying Options Granted		Exercise Price	First Exercise Date	Last Exercise Date
Ian Gowrie-Smith(1)	1,234,568		81.0p	December 6, 1999	December 6, 2006
	575,539		69.5p	April 19, 2002	April 19, 2009
	1,008,313		80.6p	June 12, 2004	June 12, 2011
	1,178,022	(3)	72.3p	April, 12 2005	April 12, 2012
	1,935,484	(4)	46.5p	April 7, 2006	April 7, 2013
Donald Nicholson(1)	533,333		75.0p	April 29, 1999	April 29, 2006
	86,022		93.0p	March 31, 2001	March 31, 2008
	172,662		69.5p	April 19, 2002	April 19, 2009
	446,650		80.6p	June 12, 2004	June 12, 2011
	521,826	(3)	72.3p	April, 12, 2005	April 12, 2012
	946,237	(4)	46.5p	April 7, 2006	April 7, 2013
Michael Ashton(2)	639,077		93.0p	March 31, 2001	March 31, 2008
	871,451		69.5p	April 19, 2002	April 19, 2009
	868,486		80.6p	June 12, 2004	June 12, 2011
	1,014,661	(3)	72.3p	April 12, 2005	April 12, 2012
	1,703,226	(4)	46.5p	April 7, 2006	April 7, 2013

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

(3)
Options granted during 2002.

(4)
Options granted during 2003.

Super Options

Name	Number of Ordinary Shares Underlying Options Granted	Exercise Price	First Exercise Date	Last Exercise Date
Ian Gowrie-Smith	2,385,009	56.67p	May 25, 2004	May 25, 2009
Donald Nicholson	1,022,147	56.67p	May 25, 2004	May 25, 2009
Michael Ashton	2,044,293	56.67p	May 25, 2004	May 25, 2009

        The aggregate number of ordinary shares underlying all of the outstanding options as of June 24, 2004 was 51,155,585. Such options have exercise prices ranging between 44.8 pence and 93 pence and expire between April 29, 2006 and September 26, 2013.

        However it is the current intention of the Company that it will no longer grant options under any of the above option schemes to employees in view of the dilution caused by issuing shares under the schemes and the impact of the charge to the Company's profit and loss account.

Deferred Share Bonus Plan

        Approximately 25 senior executives (including Executive Directors) participate in the Deferred Share Bonus Plan. Eligible participants are any employees of the Company selected by the

Remuneration Committee ("Eligible Employees"), or a trustee acting on behalf of such employees. The plan, which is operated by the Remuneration Committee, is designed to align the interests of participants with those of the shareholders by encouraging executives to build up and maintain shareholdings which are meaningful in the context of their remuneration.

        Under the Deferred Share Bonus Plan, an Eligible Employee is required to defer no less than 50% of his or her bonus and to use the deferred portion to acquire shares in the Company ("Executive Shares"). The Company, in turn, issues to each Eligible Employee one Matching Share for each Executive Share so acquired. In addition to Matching Shares, the Remuneration Committee may award additional deferred shares to Eligible Employees ("Long-Term Incentive Plan Awards", or "LTIP Awards").

        It is the current intention of the Remuneration Committee that the maximum value of an Eligible Employee's Matching Shares and LTIP Award will not exceed 100% of an employee's salary and bonus after the deduction of tax. LTIP Awards were made on May 5, 2004 to 21 participants at a share price of 59.92 pence, including awards of 700,534 shares to the Chief Executive Officer and 392,857 shares to the Finance Director. The maximum value which was awarded was 100% of the relevant participant's salary. No other LTIP Awards have previously been awarded under the Deferred Share Bonus Plan.

        Matching Shares and LTIP Awards granted under the Deferred Share Bonus Plan are released to the relevant employee after three years provided certain conditions have been satisfied.

        For Matching Shares issued prior to 2004, the relevant employee must remain in employment with the Company and the underlying Executive Shares must not have been sold. For Matching Shares issued in 2004, the Remuneration Committee has proposed the additional requirement that shares should be released only if certain performance conditions have been satisfied. Under this proposal, Matching Shares issued in 2004 will only be released if the total shareholder return of the Company is at or above the median of a specified comparator group of the Company's competitors.

        In addition, the Remuneration Committee will be required to ensure that the underlying financial performance of the Company is consistent with its total shareholder return performance, by considering the Company's performance against financial measures such as turnover, profitability and cash flow. For example, no Matching Shares will be provided at the end of the holding period unless the Company is in profit.

        For LTIP Awards, the relevant employee must remain in employment with the Company and certain performance conditions must be satisfied. The principal performance condition for the release of an LTIP Award is measured in terms of the total shareholder return of the Company relative to a comparator group. In addition, the Remuneration Committee will be required to ensure that the underlying financial performance of the Company is consistent with its total shareholder return performance, by considering the Company's performance against financial measures such as turnover, profitability and cash flow.

        Participants have no rights to vote or receive dividends in respect of the shares awarded to an employee under the Deferred Share Bonus Plan prior to release.

        The Company may issue 10% of its shares within a ten year period to satisfy share awards to employees under the Deferred Share Bonus Plan and any other share scheme operated by the Company under which shares are issued. No more than 5% of the Company's shares will be issued under the Deferred Share Bonus Plan or any other share scheme operated by the Company where shares are issued for executives provided that this limit may be exceeded if the executives are required to satisfy more stretching performance requirements. The Remuneration Committee will be monitoring the issue of shares during the ten-year period.

        Shares subscribed will not rank for dividends payable by reference to a record date falling before the date on which the shares are acquired but will otherwise rank pari passu with existing shares. Application will be made to the relevant exchange on which the shares are listed for admission to trading on the relevant exchange for new shares that are to be issued following the release of Matching Shares or an LTIP Award.

        Matching Share awards are not transferable and will lapse if the participant attempts to effect a transfer. If a participant disposes of his Executive Shares during the holding period or leaves employment prior to the expiration of the holding period the Matching Share award will lapse unless the Remuneration Committee in its absolute discretion determines otherwise. In the event of a takeover, reconstruction, amalgamation or winding up of the Company then all Matching Share awards will be released unless in certain circumstances they are exchanged for Matching Share awards over shares in the acquiring company. In the event of a merger or demerger of the Company, the Committee may determine that all Matching Share awards will be released or the number of shares comprised in a Matching Share award may be adjusted.

        LTIP Awards are not transferable and will lapse if the participant attempts to effect a transfer. If a participant leaves employment prior to the expiration of the vesting period, then the LTIP Award will lapse. However, on cessation for injury, disability, redundancy, retirement, death or other reasons at the absolute discretion of the Remuneration Committee, there may be proportionate release of LTIP Awards depending upon the lapse of time and the satisfaction of the attached performace conditions. In the event of a takeover, reconstruction, amalgamation, winding up, merger or de-merger of the Company then there may be proportionate release of LTIP Awards depending upon the satisfaction of the performance conditions at the point of the transaction. In addition, the Remuneration Committee shall take into account the amount of time elapsed since the date of grant of the LTIP Award in determining the proportion of the LTIP Award that shall be released.

        On a variation of the capital of the Company, the number of shares awarded to an employee under the Deferred Share Bonus Plan may be adjusted in such manner as the Remuneration Committee determines and a professional advisor of the Company confirms to be fair and reasonable.

        The Committee may not grant Matching Shares or LTIP Awards under the Deferred Share Bonus Plan more than five years after its adoption unless the Deferred Share Bonus Plan is extended pursuant to shareholder authority for a further period of up to five years.

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

        Under the Employee Plan, employees are given the opportunity to purchase Company shares up to a maximum of £1,500 per year (or local currency equivalent). The Company will then match each share purchased with an award of one ordinary share (each a "Matching Share"). The maximum ratio of Matching Shares to employee purchased shares is two to one although the current ratio adopted by the Company is one Matching Share for each share purchased. The Matching Shares are subject to a three-year holding period. Normally, the Matching Shares will only be released at the end of this holding period if the corresponding employee purchased shares have not been sold and the employee is still in employment at that time. Awards under this Employee Plan lapse if the holder is adjudicated bankrupt or when the holder sells his or her shares or ceases to be in the Company's employment during the restricted period determined by the Directors. Matching Shares cannot be released later than ten years after the date of the purchase of the shares.

        The shares required for the Employee Plan are currently being purchased in the market rather than being issued by the Company. The Company does, however, want to have the flexibility to issue new shares for the purposes of the Employee Plan if this becomes necessary or desirable in the future and hence shareholder approval was obtained for this amendment to the Employee Plan at the Company's Annual General Meeting held on May 30, 2002.

Warrants

'D' and 'E' Warrants

        The Company has issued warrants to Paul Capital giving rights to subscribe for 5 million SkyePharma ordinary shares at an exercise price of 73.75 pence, representing a 25% premium to the average trading price for the five trading days immediately prior to the closing date. At June 24, 2004, should the warrants be converted, they represented 0.8% of the Company's ordinary share capital. The warrants are divided into 2,500,000 Series D and 2,500,000 Series E warrants. The terms are identical save for the exercise dates. The Series D Warrants can be exercised at any time from the date of creation of the warrants until December 31, 2008 and the Series E Warrants can be exercised at any time from June 30, 2002 until December 31, 2008. There are standard provisions in the deed polls creating the warrants relating to provision for adjustment of the warrant rights in certain circumstances such as a capital reorganisation and relating to certain restrictions on the Company such as capital distributions and there are a number of provisions in the deed polls designed to comply with the Securities Act of 1933.

'F' Warrants

        The Company issued 'F' Warrants in December 2003 as part of the $5 million loan with GE Capital Corp. The 'F' Warrants entitle the holders to subscribe for a total of 300,000 Ordinary Shares at any time until the repayment date of the loan at an exercise price of £1.20 per ordinary share.

Other Warrants

        Warrants were issued to former DepoTech shareholders by the Company in December 1999 as part of the acquisition of DepoTech. These warrants entitle their holders to subscribe for 291,777 ordinary shares at any time during the period beginning December 31, 1999 and ending on February 25, 2005 at an exercise price of $1.453 per ordinary share.

Item 7: Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

        As far as the Company is aware, it is neither directly nor indirectly owned or controlled by another corporation or any government, and there are no arrangements in place the operation of which may result in a change in its control.

        As of June 24, 2004, the Company had notice or was aware that the following persons owned more than 3% of the outstanding ordinary shares:

	Number of Ordinary Shares	% Holding
Fidelity Investments	87,676,918	14.1
Dr Jacques Gonella	41,991,292	6.7
Standard Life Investments	24,350,019	3.9
Kowa Company Limited	30,000,000	4.8
Legal & General Investment Management Limited	21,740,453	3.5

        The Company's major shareholders do not have different voting rights, except for Kowa's right to appoint a Non-executive Director pursuant to its investment agreement with the Company in May 2002.

        Dr Jacques Gonella also has an interest in 12 million 'B' Deferred Shares which do not confer upon the holder the right to receive notice of or attend or vote at any general meeting of the Company. The Deferred Shares automatically convert into ordinary shares on the occurrence of certain events. The contingencies determining the conversion of the Deferred Shares into ordinary shares are set out in Note 22 of the Notes to SkyePharma's Consolidated Financial Statements included in Item 18 of this Form 20-F.

        As of June 24, 2004, there were 18,588 holders of record of ordinary shares and 42 of such holders were beneficial U.S. holders representing 12% of the ordinary shares. In addition, at June 24, 2004 there were 138 holders of record of American Depositary Shares ("ADSs") representing 7% of the ordinary shares.

RELATED PARTY TRANSACTIONS

Certain Arrangements in Respect of the Jago Acquisition

        On July 20, 2000, the following shares were issued to Dr Jacques Gonella, the vendor of Jago, under the Settlement Agreement that established full and final settlement of the deferred consideration payable on the acquisition of Jago:

  (i)
  6 million ordinary shares;

  (ii)
  12 million 'A' Deferred Shares which automatically converted into 12 million ordinary shares in April 2003, following the first commercial sale by GlaxoSmithKline of Paxil CR™; and

  (iii)
  12 million 'B' Deferred Shares which will automatically convert into 12 million ordinary shares on the Company's receipt of a royalty statement under the current License Agreement with GlaxoSmithKline stating that reported sales of Paxil CR™ have exceeded (a) $1,000 million during any calendar year prior to January 1, 2006 or (b) exceeded $337 million between January 1, 2006 and May 3, 2006.

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

Certain Arrangements in Respect of the Krypton Acquisition

        On January 8, 1996 the Company acquired Krypton from a series of trusts in which Ian Gowrie-Smith had an interest. The deferred consideration on the acquisition of Krypton provides that a maximum of 37.5 million ordinary shares would be issued contingent on a change in control of the Company at a share price of not less than 80 pence compounded at an annual rate of 10% (£1.71 as at December 31, 2003), or satisfaction of various conditions and hurdles which lapsed on December 31, 2003. No provision for deferred consideration had been recognized as at December 31, 2003.

Other Arrangements

        At the end of December 1998, Ian Gowrie-Smith (through a family-owned trust) acquired a 50% interest in 10 East 63rd Street Inc., the company which owns 10 East 63rd Street, a property in New York. In December 2002, Mr. Gowrie-Smith acquired the remaining 50% interest. SkyePharma PLC has been in occupation of that property since January 1997, subject to tenancy agreements based upon independent valuation. In August 2003, the Company took occupation of the entire building under an eight year tenancy agreement, at which time the annual rent was increased from $420,000 per annum to $720,000 per annum until August 2008, and $943,000 per annum from August 2008 to August 2011. The Company intends to sub-lease part of the premises and is actively seeking tenants.

        In December 2001, the Company entered into several agreements with Astralis Limited concerning the development of a novel injectable vaccine therapy for the treatment of all forms of psoriasis, a chronic skin disorder. In a separate transaction, the Company made a total equity investment in Astralis of $20 million in convertible preferred shares. In January 2004 SkyePharma converted all of its convertible preferred shares of Astralis into common stock of Astralis. The resulting holding represents approximately 35.7% of the common shares. Michael Ashton, the Company's Chief Executive Officer, was appointed to the Astralis Board in January 2002. Astralis is not regarded as an associated undertaking for accounting purposes as the Directors have concluded that the Group does not exert significant influence. For further details of the Astralis transactions see "Item 4: Information on the Company – Business Operations – Collaborative Arrangements – Other Collaborative Arrangements".

        In December 2001, the Company entered into several agreements with e-nutriceuticals inc, as a result of which the Company acquired 1 million convertible preference shares in e-nutriceuticals. In August 2003, e-nutriceuticals merged with Vital Living Inc. and as a result of the merger SkyePharma acquired 14,204,548 common shares in Vital Living. During the year, the Group acquired 1 million series D convertible preferred shares, $1 million of 12% senior secured convertible notes due 2008 and 1 million warrants expiring 2008 of Vital Living for £1.2 million ($2.0 million). As at December 31, 2003, the total SkyePharma holding was 14,204,548 common shares, 1 million series D convertible preferred shares, $1 million 12% senior secured convertible notes due 2008 and 1 million warrants expiring 2008, representing approximately 24.4% of the ordinary share capital. (28.1% assuming conversion of the preferred shares, notes and warrants). Michael Ashton, the Company's Chief Executive Officer, was appointed to the Vital Living Board in January 2004. Vital Living is not regarded as an associated undertaking for accounting purposes as the Directors have concluded that the Group does not exercise significant influence over Vital Living.

        In 2003, the Company entered into several agreements with Micap plc concerning the application of micro-encapsulation technology to drug delivery. The Company subscribed for 2,500,000 Ordinary Shares at a price of 80 pence as part of a fundraising of 3,125,000 Ordinary Shares approved by Micap's shareholders at an Extraordinary General Meeting on January 13, 2003. The remaining 625,000 Ordinary Shares were subscribed for by the Sigma Technology Venture Fund, an existing shareholder. In 2003 Micap undertook an initial public offering and as part of the renegotiation of Micap in conjunction with the offering, the Company's shareholding was converted into 5,238,334 ordinary shares, representing approximately 18.2% of the ordinary share capital, and 1,830,000 convertible shares. Ian Gowrie-Smith, the Company's was appointed to the Micap Board in January 2003.

        During 2003, SkyePharma investigated the pharmaceutical applications of Micap's micro-encapsulation technology, in the areas of oral and topical drug delivery. The Company was paid for its services. In March 2004, the Company exercised an option granted to it under one of its agreements with Micap to complete a technology access and license agreement with Micap that allows the Company to use Micap's encapsulation technology in up to ten nominated pharmaceutical products to be selected by SkyePharma.

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

        In late December 2002, SkyePharma, Inc. was served with a subpoena by the U.S. Federal Trade Commission ("FTC"), requesting documents relating to the same agreement between Elan and SkyePharma at issue in the Andrx lawsuit and the Pennsylvania class action litigation described above. SkyePharma, Inc. has cooperated with the FTC's request and produced documents and provided other information in response to the subpoena.

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

        The table below sets forth, for the periods indicated, the highest and lowest closing market quotations for the Company's ordinary shares as derived from the Daily Official List of the LSE and the highest and lowest sales prices of the Company's ADSs on The Nasdaq National Market. The mid-closing price for the ordinary shares on the LSE and the last sale price for the ADSs on The Nasdaq National Market on June 24, 2004 was 65.00 pence per ordinary share and $11.93 per ADS. See "Exchange Rate Information" with respect to the exchange rates applicable to the periods set forth below.

	SkyePharma Ordinary Shares		SkyePharma ADSs
	High	Low	High	Low
	(Pence per Company Ordinary Share)		($ per Company ADS)
Year ended December 31, 1999	88.00	45.3	15.13	6.38
Year ended December 31, 2000	190.00	49.8	29.38	7.38
Year ended December 31, 2001	108.00	49.0	15.50	7.01
Year ended December 31, 2002	80.25	39.0	11.90	6.25
Year ended December 31, 2003	79.25	41.50	14.00	6.60
Year ended December 31, 2002
First Quarter	74.00	52.50	10.85	7.45
Second Quarter	80.25	62.75	11.90	9.03
Third Quarter	66.00	45.00	9.75	6.95
Fourth Quarter	52.00	39.00	8.94	6.25
Year ended December, 2003
First Quarter	50.00	41.50	8.44	6.60
Second Quarter	73.00	45.75	12.99	7.30
Third Quarter	74.50	57.00	12.10	9.65
Fourth Quarter	79.25	57.00	14.00	9.62
Year ended December 31, 2004
First Quarter	72.25	58.75	13.66	11.24
Second Quarter (through June 24, 2004)	69.75	50.50	13.30	9.09
Monthly Data
December 2003	79.00	74.00	14.00	13.31
January 2004	70.75	66.00	13.66	12.20
February 2004	72.25	62.75	13.58	11.75
March 2004	65.50	58.75	12.05	11.24
April 2004	69.75	61.25	13.30	10.20
May 2004	64.50	50.50	11.82	9.09
June 2004 (through June 24, 2004)	65.50	59.50	12.07	11.00

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

        A director may not vote or count towards the quorum on any resolution concerning any proposal in which he (or any connected person) to his knowledge has a material interest (other than by virtue of his interest in securities of the Company), which includes the voting of compensation awards to themselves. This prohibition does not apply to any of the following matters:

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

Provisions set out applying to the "B" Deferred Shares

        The "B" Deferred Shares do not confer any right to participate in any profits of the Company or to receive notice of or attend any general meeting of the Company. Each "B" Deferred Share will be redesignated as an ordinary share on the first occasion that total reported sales of Geomatrix™versions of Paroxetine/Paxil exceed $1 billion in any calendar year ending prior to January 1, 2006 or, if that does not happen, then if such sales exceed $337 million in the period January 1, 2006 to May 3, 2006.

        The right of redesignation attaching to the "B" Deferred Shares will lapse if this event has not taken place by May 3, 2006.

Variation of rights

        Whenever the capital of the Company is divided into different classes of shares, the special rights attached to any class of shares may be modified either with the consent in writing of the holders of three quarters of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders.

Shareholders' Meetings and Notices

        The Company is required to hold a general meeting each year as its annual general meeting in addition to other meetings (called extraordinary general meetings) as the directors think fit. The type of meeting will be specified in the notice calling it. Not more than 15 months may elapse between the date of one annual general meeting and the next.

        In the case of an annual general meeting or the meeting for the passing of a special resolution (requiring the consent of a 75% majority), 21 clear days' notice is required. In other cases, 14 clear days' notice is required. The notice must specify the place, the date, and the hour of the meeting, and the general nature of the business to be transacted.

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

MATERIAL CONTRACTS

        At March 31, 2000, a Settlement Agreement was signed establishing the full and final settlement of the deferred consideration payable to the vendor of Jago, Dr. Gonella. The settlement was approved by shareholders at the Company's Annual General Meeting held on July 11, 2000 to be made entirely in shares. On July 20, 2000, 6 million ordinary shares were issued to Dr. Gonella at a price of 94.25 pence. Also on July 20, 2000, 12 million "A" and 12 million "B" non-equity Deferred Shares were issued. The contingencies determining the conversion of the Deferred Shares into ordinary shares are set out in Note 22 of the Notes to SkyePharma's Consolidated Financial Statements included in Item 18 of this Form 20-F. Following the April 2002 U.S. launch of Paxil CR™

by GlaxoSmithKline and the first commercial sale of Paxil, Dr. Gonella's 12 million "A' Deferred Shares have been converted into 12 million ordinary shares. In the event that the remaining conditions are not satisfied prior to May 3, 2006, the "B' Deferred Shares will not be converted and will be cancelled. The vendor will not be entitled to any other compensation nor additional compensation. On issue, the ordinary and Deferred Shares were recorded in share capital and share premium. At December 31, 1999 prior to the issue of shares, in the Directors' opinion, 30 million ordinary shares were likely to be issued under the terms of the Settlement Agreement and a figure of £33 million was recorded within shares and warrants to be issued, based upon a closing share price of 110 pence on March 31, 2000, the date of the Settlement Agreement.

        In December 2002, the Company entered into a development and commercialization agreement under which Endo Pharmaceuticals Inc. received an exclusive license to the U.S. and Canadian marketing and distribution rights for two of the Company's patented development products, DepoDur™, an injectable product, and Propofol IDD-D™, a product using the Company's IDD solubilization technology, with options to negotiate for other development products in the area of pain management. In return, the Company received a $25 million payment on signing in respect of DepoDur™. In addition, the Company may receive further milestone payments totaling $95 million. This amount comprises total milestone payments of $10 million for DepoDur™ through FDA approval, a $15 million milestone payment when net sales of DepoDur™ reach $125 million in a calendar year, and a $20 million milestone payment when net sales of DepoDur™ reach $175 million in a calendar year. In addition, the amount comprises total milestone payments of $50 million for Propofol IDD-D™. The Propofol IDD-D™ milestone payments are payable when the product successfully achieves certain regulatory milestones, including FDA approval, except that, in the event the FDA-approved labeling fails to meet the parties' target labeling, only $10 million becomes payable upon FDA approval, with the remaining $40 million being due upon the achievement of certain sales targets. The Company will also receive a share of each product's sales revenue that will increase from 20% to a maximum of 60% of net sales as the products' combined sales achieve certain thresholds in any given year. The agreement provides for the parties to work together and complete the necessary clinical, regulatory and manufacturing work for regulatory approval of DepoDur™ and Propofol IDD-D™ in the United States and Canada. The Company will be primarily responsible for clinical development up to final FDA approval and for product manufacture, including all associated costs. Upon approval, Endo will market each product in the United States and Canada with the Company as supplier. In respect of the first product launched under the agreement, the Company will pay Endo a fixed contribution in relation to marketing activities undertaken by Endo in respect of the first and second year of commercialization. Endo will be responsible for funding and conducting any post-marketing studies and for selling and marketing expenses. The agreement expires with respect to each product upon the later of the expiry of all relevant patents and the 15th anniversary of the date of first commercialization. The agreement may be terminated in various cases, including by Endo in the event the Company experiences delays in obtaining regulatory approval for the products or fails to achieve the target labeling and, without cause, upon sixty days' notice provided that, in such an event, Endo shall pay an undisclosed termination fee to the Company.

        In March 2000, the Company entered into an agreement with Bioglan for the manufacture, marketing and distribution of Solaraze® in Europe for an upfront licensing fee and royalty payments. In December 2000, the Company entered into a further agreement with Bioglan for the license of marketing rights to the United States, Canada and Mexico for Solaraze®, for which Bioglan paid a $14 million fee and agreed to pay further significant milestone payments upon the commercialization of Solaraze®. On May 13, 2000, the Company announced that it had agreed to transfer all rights to market Solaraze® in Europe to Shire for total consideration of up to £15 million. Of this amount, £2.1 million is contingent on various conditions, including Solaraze®'s launch in certain European countries. In addition, SkyePharma will receive royalties on all European sales from Shire. In addition, the Company agreed to pay the administrators an amount of £0.7 million. For more details on the history of these agreements, see "Item 4: Information on the Company – Business Operations – Drug Delivery Platforms – Topical – Approved Topical Products – Solaraze®."

        In March 1996, the Company entered into a License Agreement with Smithkline Beecham (now part of GlaxoSmithKline) for the development, manufacture and marketing of a modified release version of Paxil/Seroxat (paroxetine HCL) using a combination of the Positioned Release and Zero Order Geomatrix™ systems, known as Paxil CR™. Paxil is an FDA-approved drug that is currently marketed primarily in the United States and Europe and is an immediate release formulation prescribed for central nervous system disorders. Paxil CR™ was filed with the FDA by SmithKline Beecham in December 1997 and approved by the FDA in February 1999 for the 12.5 and 25mg dosage forms. Subsequently Paxil CR™ has been approved for four additional indications: panic disorder, the continuous treatment of PMDD, social anxiety disorder and the intermittent treatment of PMDD.

        Under the terms of the License Agreement with SmithKlineBeecham, the Company will receive royalty payments on net sales of Paxil CR™ until certain patents have expired. The Company has received such payments since its launch in April 2002. The Company is entitled to an increased royalty rate in any country or territory in which certain GlaxoSmithKline patents have expired and in which Jagotec AG owns a patent which contains an existing, valid and enforceable claim that prevents a third party from commercializing a delivery system for paroxetine based on or using the Geomatrix™ technologies. In January 2004, the Company announced that it was in discussion with GlaxoSmithKline over the royalty rate received on sales of Paxil CR™. SkyePharma believes, based on the contract and external legal advice, that it has been entitled to the increased royalty rate from September 8, 2003, the date of entry of generic paroxetine in the U.S. market. This position has been disputed by GlaxoSmithKline. If the Company is unable to reach agreement on this issue based on discussions with GlaxoSmithKline, the dispute will go to arbitration, as provided under the contract. For a copy of the License Agreement see Exhibit 4.6 to this Form 20-F.

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

        The New Treaty is effective in respect of taxes withheld at source for amounts paid or credited on or after May 1, 2003. Other provisions of the New Treaty, however, took effect on January 1, 2004. The rules of the Old Treaty will remain applicable until these effective dates. A U.S. Holder who is eligible for the benefits of the Old Treaty and New Treaty, however, may, in certain circumstances, elect to have the Old Treaty apply in its entirety for a period of twelve months after the applicable effective dates of the New Treaty. Holders of ordinary shares or ADSs are advised to consult their own tax advisers with respect to the overall tax implications of the New Treaty, including the implications of making the election.

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

        While a claim for payment is no longer necessary, if a claim for payment is made, it must be made within 6 years of the U.K. year of assessment (generally, the 12 month period ending April 5 in each year) in which the related dividend was paid. The first such claim by an Eligible U.S. Holder for payment under these procedures is made by sending the appropriate U.K. forms in duplicate to the Philadelphia Service Center, Foreign Certification Unit, P.O. Box 16347, DP535B, Philadelphia, PA 19114. If the Eligible U.S. Holder qualifies as a U.S. resident, the Internal Revenue Service will certify the form to that effect and forward it to the U.K. Inland Revenue. Forms may be obtained by writing to the U.S. Internal Revenue Service, Assistant Commissioner International, 950 L'Enfant Plaza South, S.W., Washington, D.C. 20024, Attention: Taxpayers Service Division. Because a refund claim is not considered made until the U.K. tax authorities receive the appropriate form from the Internal Revenue Service, forms should be sent to the Internal Revenue Service well before the end of the applicable limitation period. Any claim under these procedures after the first claim should be filed directly with the Inland Revenue International – Centre for Non-Residents, P.O. Box 46, Nottingham NG2 1BD, England.

        U.S. Holders who are not resident or ordinarily resident for tax purposes in the United Kingdom and have no other source of U.K. income are not required to file a U.K. income tax return.

United States Taxation

        Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, the gross amount of any dividend paid to a U.S. Holder by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. Dividends paid to a non-corporate U.S. holder in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the ordinary shares or ADSs are held for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. The Internal Revenue Service recently announced that it will permit taxpayers to apply a proposed legislative change to this holding period requirement as if such change were already effective. This legislative "technical correction" would change the minimum required holding period, retroactive to January 1, 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends paid by the Company with respect to its ordinary shares or ADSs generally will be qualified dividend income.

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

Taxation of Capital Gains

United Kingdom Taxation

        U.S. Holders who are not resident or (in the case of individuals only) ordinarily resident for taxpurposes in the United Kingdom will not be liable for U.K. tax on capital gains realized on the disposal of their ADSs or ordinary shares unless such ADSs or ordinary shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a branch or agency.

United States Taxation

        Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of ordinary shares or ADSs, a U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis (determined in U.S. dollars) in such ordinary shares or ADSs. Generally, such gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period for such ordinary shares or ADSs exceeds one year, and will be from sources within the United States for foreign tax credit limitation purposes. Long-term capital gain of a non-corporate U.S. Holder that is recognized on or after May 6, 2003 and before January 1, 2009 is taxed at a maximum rate of 15%.

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

        If the Company is treated as a PFIC, a U.S. Holder that did not make a qualified electing fund ("QEF") or mark-to-market election, each as described below, will be subject to special rules with respect to (a) any gain realized on the sale or other disposition of ordinary shares or ADSs and (b) any excess distribution by the Company to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the ordinary shares or ADSs during a single taxable year that are greaterthan 125% of the average annual distributions received by the U.S. Holder in respect of the ordinary shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ordinary shares or ADSs). Under these rules:

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

        Where the ADSs or ordinary shares have been placed in trust by a settlor who, at time of settlement, was a U.S. Holder, the ADSs or ordinary shares will normally not be subject to U.K. inheritance tax unless the settlor, at the time of settlement, was not domiciled in the United States and was a U.K. antional. In the exceptional case where the ADSs or ordinary shares are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the United Kingdom to be credited against tax paid in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set out in that Treaty.

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

EXEMPTIONS FROM CORPORATE GOVERNANCE LISTING REQUIREMENTS UNDER THE NASDAQ MARKETPLACE RULES

        In connection with the inclusion of our shares on the Nasdaq National Market in July 1998, the Company received an exemption from the quorom requirement under Rule 4350(f) of the Nasdaq Marketplace Rules, which requires each issuer to provide for a quorum in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3% of the outstanding shares of the issuer's common voting stock. The Company's articles of association do not provide any quorum requirement for general meetings of its shareholders. This absence of a quorum requirement is in accordance with U.K. law and generally accepted business practices in the United Kingdom.

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

LIQUIDITY RISK

        The Company's policy is to maintain continuity of funding through a mixture of long-term debt and bank loans, raised to cover specific projects, and through the issue of shares to collaborative partners, where necessary, to obtain development contracts. Short-term flexibility is provided through the use of overdrafts. The maturity profile of the Company's debt at December 31, 2003 is set out below.

Maturity of financial liabilities

	December 31, 2002	December 31, 2003	December 31, 2003 Fixed rate financial liabilities	December 31, 2003 Floating rate financial liabilities	December 31, 2003 Non-interest bearing financial liabilities
	(in £ thousands)
Within one year	2,927	4,530	1,078	3,452	—
Between one and two years	5,256	60,662	30,550	30,112	—
Between two and three years	59,633	12,653	1,230	113	11,310
Between three and four years	11,573	337	223	114	—
Between four and five years	381	271	157	114	—
Beyond five years	5,695	9,932	3,594	2,594	3,744

	85,465	88,385	36,832	36,499	15,054

Foreign Currency Risk

        All of the Company's operations are based overseas in Continental Europe, the United States and Canada, giving rise to exposures to changes in foreign exchange rates, notably the Swiss Franc, Euro, Swedish Krona, U.S. Dollar and Canadian Dollar. Beginning in June 1996, and where natural hedges have not been sufficient or possible, the Company has selectively entered into forward currency contracts to fix certain of the non-sterling funding requirements of its principal subsidiaries. The contracts generally have maturities not exceeding twelve months. Gains or losses on these contracts are not recorded until the maturity of the contracts at which time they are recorded as an adjustment to administrative expenses, consistent with the underlying non-sterling expenses that are required to be funded. During 2000, £59.4 million of funding was raised in sterling, and as a result, since then, the Group has actively used forward currency contracts and currency options. No gain or loss was recognized on such contracts during 2002 or 2003.

        At December 31, 2002, the Company had European style accrual forward options to purchase £154,000 of Swiss francs each week for the 26 weeks ending in July 2002 and £71,000 of Euro each week for the 14 weeks ending in April 2002. At December 31, 2002, the Company had agreements in place for American style accrual forward options, commencing in January 2003, to purchase £113,000 U.S. dollars for the 44 weeks ending in November 2003 and £44,000 of Swedish Krona each week for the 45 weeks ending in November 2003. Both of these structures lapsed in January and February 2003 respectively. At December 31, 2002, the Company had forward currency contracts to purchase £4.5 million of Swiss francs, £1.1 million of Euro and £0.5 million of Swedish Krona. The unrecognized gain from such contracts at December 31, 2002 was £48,000.

        At December 31, 2003, the Company had European style accrual forward options to purchase £142,000 of Sterling each week for the 4 weeks ending in January 2004, £22,000 or Euro each week for the 8 weeks ending in February 2004 and £123,000 of Swiss Francs each week for the 36 weeks ending in September 2004. In addition, the Company has an agreement to purchase £0.5 million of Swedish Krona at agreed rates each month for the 6 months ending in June 2004. At December 31, 2003, the Company had forward currency contracts to purchase £4.6 million of Euro, £2.3 million of U.S. dollars, £0.3 million of Swedish Krona and to sell £0.3 million of Swiss Francs. The unrecognized gain from such contracts at December 31, 2003 was £32,000.

        The analysis below shows the net monetary assets and liabilities of Group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the income statements in both 2003 and 2002.

Currency exposures

December 31, 2003

Functional currency of Operating Company

		Net foreign currency monetary assets/(liabilities)
	Swedish Krona	Sterling	$U.S.	Euro	Swiss francs	$Canadian	Total
	(in thousands)
Sterling	—	—	3,796	847	—	6	4,649
$U.S.	—	(3,579)	—	(65)	—	—	(3,644)
Euro	—	245	(17)	—	2,622	—	2,850
Swiss francs	(5)	10,280	2,419	(220)	—	—	12,474
$Canadian	—	1,038	(1,391)	(71)	—	—	(424)
Swedish Krona	—	(2,568)	(54)	—	—	—	(2,622)

	(5)	5,416	4,753	491	2,622	6	13,283

December 31, 2002

Functional currency of Operating Company

	Net foreign currency monetary assets/(liabilities)
	Sterling	$U.S.	Euro	Swiss francs	$Canadian	Total
	(in thousands)
Sterling	—	2,232	617	—	1	2,850
$U.S.	(15,956)	—	(9)	—	(34)	(15,999)
Euro	(2,025)	96	—	2,225	—	296
Swiss francs	(928)	3,142	(528)	—	(582)	1,104
$Canadian	1,904	400	(130)	550	—	2,724
Swedish Krona	(1,343)	—	—	—	—	(1,343)

	(18,348)	5,870	(50)	2,775	(615)	(10,368)

Interest Rate Risk

        The Company borrows at fixed and floating rates of interest as deemed appropriate for its circumstances. Where necessary, the Company uses interest rate swaps to achieve the desired interest rate profile. From February 27, 2002, £30 million of the £59.4 million convertible bond liability was the subject of a new cancelable interest rate swap agreement by which the Company swapped the 6.0% fixed rate obligation to a floating rate and paid 5.6%. On December 19, 2002, this swap was cancelled and replaced by a subsequent swap agreement whereby £30.0 million of the £59.4 million convertible bond liability was the subject of a cancelable interest rate swap agreement by which the Company swapped the fixed obligation to pay 6.0% to floating 5.75%. This facility remained in place throughout most of 2003. The weighted average floating rate for 2003 was 5.77%, and the floating rate at December 31, 2003 was 6.35%. The Company's management have assessed remaining interest rate exposures and deemed then not to be material. The interest rate and currency profile of the Company's financial assets and liabilities is set out below.

Interest rate and currency profile of financial assets

December 31, 2003

Currency

	Fixed rate financial assets	Weighted average interest rate on fixed financial assets	Weighted average time for which rate is fixed	Floating rate financial assets	Non-interest bearing financial assets	Total financial assets
	£'000%		(months)	£'000	£'000	£'000
Sterling	7,981	4.94	15.2	6,016	2,129	16,126
$U.S.	568	12.00	59.5	7,335	18,728	26,631
Swiss francs	—	—	—	192	2	194
$Canadian	—	—	—	821	629	1,450
Euro	—	—	—	1,170	64	1,234
Swedish Krona	—	—	—	610	—	610

	8,549	5.41	18.1	16,144	21,552	46,245

December 31, 2002

Currency

	Fixed rate financial assets	Weighted average interest rate on fixed financial assets	Weighted average time for which rate is fixed	Floating rate financial assets	Non-interest bearing financial assets	Total financial assets
	£'000%		(months)	£'000	£'000	£'000
Sterling	1,961	5.00	54.0	18,680	36	20,677
$U.S.	—	—	—	4,292	16,663	20,955
Swiss francs	—	—	—	1,870	—	1,870
$Canadian	—	—	—	2,026	2,228	4,254
Euro	—	—	—	617	—	617
Swedish Krona	—	—	—	523	—	523

	1,961	5.00	54.0	28,008	18,927	48,896

        Total financial assets comprise fixed asset investments of £22.0 million (2002: £18.9 million), current asset investments of £1.0 million (2002: £2.0 million) and cash and short-term bank deposits of £23.2 million (2002: £28.1 million).

        Floating rate financial assets bear interest at rates based upon the floating bank rate in the country in which the funds are held. Non-interest bearing financial assets consist of balances held in short-term current accounts.

Interest rate and currency profile of financial liabilities

December 31, 2003

Currency

	Fixed rate financial liabilities	Weighted average interest rate on fixed financial liabilities	Weighted average time for which rate is fixed	Floating rate financial liabilities	Non-interest bearing financial liabilities	Weighted average time to maturity (months)	Total financial liabilities
	£'000%		(months)	£'000	£'000	(months)	£'000
Sterling	29,400	6.00	17.5	30,000	11,310	28.0	70,710
$U.S.	2,701	7.99	35.7	559	3,070	136.0	6,330
Swiss francs	4,496	3.66	23.0	5,940	—	—	10,436
$Canadian	—	—	—	—	389	120.0	389
Euro	—	—	—	—	285	405.0	285
Swedish Krona	235	6.38	26.2	—	—	—	235

	36,832	5.86	19.6	36,499	15,054	59.6	88,385

December 31, 2002

Currency

	Fixed rate financial liabilities	Weighted average interest rate on fixed financial liabilities	Weighted average time for which rate is fixed	Floating rate financial liabilities	Non-interest bearing financial liabilities	Weighted average time to maturity	Total financial liabilities
	£'000%		(months)	£'000	£'000	(months)	£'000
Sterling	29,400	6.00	29.5	30,000	11,310	40.0	70,710
Swiss francs	4,560	3.64	13.5	4,897	—	—	9,457
Euro	863	6.25	11.0	—	201	417.0	1,064
$US	25	5.25	40.0	621	3,269	144.0	3,915
Swedish Krona	319	7.25	27.8	—	—	—	319

	35,167	5.71	27.0	35,518	14,780	68.1	85,465

        Financial liabilities comprise total borrowings of £13.6 million (2002: £10.0 million), convertible bonds of £59.4 million (2002: £59.4 million), non-equity Deferred "B" Shares of £11.3 million (2002: £11.3 million), other creditors of £3.8 million (2002: £4.6 million) and provisions of £0.3 million (2002: £0.2 million).

        The effect of the Group's interest rate swap is to classify £30.0 million of the convertible bond in the above table as a floating rate financial liability. Total financial liabilities does not agree to the total of the balance sheet captions due to the presence of £609,000 (2002: £1,023,000) of unamortized issue costs within the value shown on the balance sheet for convertible bonds. Certain financial instruments, such as currency options, are excluded from the analysis above where they do not alter the interest basis or currency of financial liabilities.

        All other floating rate financial liabilities, in both 2003 and 2002, are interest bearing financial liabilities that bear interest at interest rates based on LIBOR, prime and other bank based lending rates in the country in which the liability arises, which are fixed for periods of up to 12 months.

Credit Risk

        The Company is exposed to credit-related losses in the event of non-performance by third parties to financial instruments. The Company does not expect any third parties to fail to meet their obligations given the policy of selecting only parties with high credit ratings and minimizing its exposure to any one institution.

Fair Values

        The comparison of fair and book values of all the Company's financial instruments as at December 31, 2003 is set out below. Market values have been used to determine the fair values of all swaps and foreign currency contracts. The fair value of the non-equity Deferred "B" Shares has been calculated by reference to the ordinary share price at December 31, 2003, based upon the Director's opinion that 12 million ordinary shares will be issued in settlement of the deferred consideration payable on the acquisition of Jago. See "Item 7: Major Shareholders and Related Party Transactions – Certain Arrangements in Respect of the Jago Acquisition" for details of the contingencies governing the issuance of these shares. The fair values of all other items have been calculated by discounting future cash flows at interest rates prevailing at December 31, 2003.

December 31, 2003

	Book Values	Fair values
	(in £ thousands)
Financial instruments held or issued to finance the Group's operations
Fixed asset investments	22,024	28,745
Current asset investments	981	981
Cash at bank and in hand	3,052	3,052
Short-term bank deposits	20,188	20,188
Short-term borrowings and current portion of long-term borrowings	(4,530)	(4,530)
Long-term convertible debt	(59,400)	(56,218)
Other long-term debt	(13,145)	(13,145)
Non-equity Deferred 'B' Shares	(11,310)	(9,030)

	(42,140)	(29,957)

Derivative financial instruments held to manage the Group's currency profile
Interest rate swaps	—	322
Canadian $ currency options	—	—
Euro currency options	—	(21)
Swiss franc currency options	—	12
Swedish Krona currency options	—	59
Forward currency contracts	—	(18)

	—	354

December 31, 2002

	Book Values	Fair values
	(in £ thousands)
Financial instruments held or issued to finance the Group's operations
Fixed asset investments	18,874	17,287
Current asset investments	1,961	1,961
Cash at bank and in hand	7,394	7,394
Short-term bank deposits	20,667	20,667
Short-term borrowings and current portion of long-term borrowings	(2,927)	(2,927)
Long-term convertible debt	(59,400)	(53,863)
Other long-term debt	(11,828)	(11,707)
Non-equity Deferred 'B' Shares	(11,310)	(4,980)

	(36,569)	(26,168)

Derivative financial instruments held to manage the Group's currency profile
Interest rate swaps	—	452
Euro currency options	—	(85)
U.S.$ currency options	—	(13)
Forward currency contracts	—	146

	—	500

        The excess of fair values over book values for currency options and forward currency contracts shown in the table above represents the unrecognized hedging gain on these instruments as at

December 31, 2003. The actual gains or losses arising on these options will be dependent on future exchange rates and will be recognized in the profit and loss account, in 2003, as the operational transactions to which they are linked occur. The table below shows the extent to which the Company has off-balance sheet (unrecognized) and on-balance sheet (deferred) gains and loses in respect of hedges at the beginning and end of the year ended December 31, 2003.

December 31, 2003

	Unrecognized			Deferred
	Gains	Losses	Net Total	Gains	Losses	Net Total
	(in £ thousands)
Gains/(losses) on hedges at January 1, 2003	598	(98)	500	—	—	—
Changes in value from January 1, 2003 to settlement	6	85	91	—	—	—

Gains/(losses) arising in previous years recognized in 2003	(152)	13	(139)	—	—	—

Gains/(losses) not recognized in 2003 arising before January 1, 2003	452	—	452	—	—	—
Arising in 2003	(59)	(39)	(98)	—	—	—

Gains/(losses) on hedges at December 31, 2003	393	(39)	354	—	—	—

December 31, 2002

	Unrecognized			Deferred
	Gains	Losses	Net Total	Gains	Losses	Net Total
	(in £ thousands)
Gains/(losses) on hedges at January 1, 2002	—	(31)	(31)	—	(20)	(20)
Changes in value from January 1, 2002 to settlement	—	262	262	—	—	—

Gains/(losses) arising in 2001 recognized in 2002	—	231	231	—	(20)	(20)

Gains/(losses) not recognized in 2002 arising before January 1, 2002	—	—	—	—	—	—
Arising in 2002	598	(98)	500	—	—	—

Gains/(losses) on hedges at December 31, 2002	598	(98)	500	—	—	—

        Unrecognized gains at December 31, 2003 include £0.3 million in relation to the cancelable interest rate swap agreement. This was based upon the agreement continuing for the life of the convertible bonds and as such the gain would have been spread in the profit and loss account until 2005.

Item 12: Description of Securities other than Equity Securities

        Not applicable

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

        None

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

        None

Item 15: Controls and Procedures

        As of December 31, 2003 (the "Evaluation Date"), an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)). Based on that evaluation, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective at the level of providing reasonable assurance as of the Evaluation Date. There have been no significant changes in 2003 in the Company's internal control over financial reporting, including any corrective actions with regard to significant deficiencies and material weaknesses, or in other factors that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. In designing and evaluating the Company's disclosure controls and procedures, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the Company's management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Item 16A: Audit Committee Financial Expert

        The Company does not have an Audit Committee financial expert serving on its Audit Committee. The Company's Board of Directors has determined that, whilst no one member of the Audit Committee possesses all of the attributes of the definition of a financial expert, the Audit Committee members collectively possess such attributes. As such, the Board believes that the committee has the appropriate collective requirements.

Item 16B: Code of Ethics

        On April 28, 2004 the Company adopted a Code of Business Conduct and Ethics which is applicable to all directors, officers and employees. A copy of the Code is posted on the Company's internet website at www.skyepharma.com.

Item 16C: Principal Accountant Fees and Services

        During 2002 and 2003 the Company (including its overseas subsidiaries) obtained the following services from its auditor for the fees set forth below:

	Year to December 31,
	2002	2003
	(in £ thousands)
Audit fees	354	326
Audit related fees	160	145
Tax fees	681	751
All other fees	418	252

	1,613	1,474

        Audit related fees include fees paid for assurance and related services such as the review of the Company's interim report. Tax fees include fees paid for compliance, advisory and planning services. All other fees include fees paid for due diligence, accounting advice and assistance in connection with the preparation of regulatory returns.

        The Audit Committee has in place pre-approval policies and procedures, which were adopted on March 26, 2003. The pre-approved engagements are specified in reasonable detail in the pre-approval policies and procedures and generally include all services requiring an independent, objective assessment of information or procedures and advice on areas core to the financial statements and audit. In particular, pre-approved engagements include services relating to external reporting, acquisitions, disposals, taxation and general accounting.

        All engagements not covered by the pre-approval policies and procedures are subject to pre-approval on a case-by-case basis.

        The Audit Committee is informed of each engagement entered into pursuant to the pre-approved policies and procedures at its next scheduled meeting.

        All services for which PricewaterhouseCoopers LLP was engaged subsequent to May 6, 2003 have been pre-approved.

Item 16D: Exemption from the Listing Standards for Audit Committee

        Not applicable

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Not yet applicable

PART III

Item 17: Financial Statements

        The Company is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F. See "Item 18: Financial Statements".

Item 18: Financial Statements

        The following financial statements, together with the report thereon, by PricewaterhouseCoopers LLP, are filed as part of this Form 20-F:

Report of Independent Registered Public Accounting Firm	F-1
SkyePharma PLC Consolidated Financial Statements
Consolidated Income Statements for the years ended December 31, 2001, 2002 and 2003	F-2
Consolidated Balance Sheets at December 31, 2002 and 2003	F-3
Consolidated Cash Flow Statements for the years ended December 31, 2001, 2002 and 2003	F-4
Notes to the Consolidated Cash Flow Statements	F-5
Statement of Total Recognized Gains and Losses	F-8
Reconciliation of Movement in Shareholders' Funds	F-9
Notes to the Consolidated Financial Statements	F-10

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: June 28, 2004

SKYEPHARMA PLC
(Registrant)

By:	/s/ Donald Nicholson
Name: Donald Nicholson Title: Finance Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of SkyePharma PLC

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, of total recognized gains and losses and of movements in shareholders' funds present fairly, in all material respects, the financial position of SkyePharma PLC and its subsidiaries at December 31, 2003 and 2002 and the results of their operations and their cash flows for the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the Consolidated Financial Statements.

PricewaterhouseCoopers LLP
London
United Kingdom

May 5, 2004

SKYEPHARMA PLC

Consolidated Income Statements

	Notes	Before amortization £'000		Amortization £'000		Year to December 31, 2001 £'000		Before amortization £'000		Amortization £'000		Year to December 31, 2002 £'000		Before exceptional items and amortization £'000		Exceptional items and amortization (note 4) £'000		Year to December 31, 2003 £'000
Turnover	2	46,126		—		46,126		69,573		—		69,573		53,152		—		53,152
Cost of sales	2	(18,820)		—		(18,820)		(24,830)		—		(24,830)		(29,786)		—		(29,786)

Gross profit		27,306		—		27,306		44,743		—		44,743		23,366		—		23,366
Selling, marketing and distribution expenses		(4,804)		—		(4,804)		(4,769)		—		(4,769)		(4,348)		—		(4,348)
Administration expenses
Amortization		—		(3,824)		(3,824)		—		(6,506)		(6,506)		—		(6,669)		(6,669)
Other administration expenses—including exceptional impairments		(12,201)		—		(12,201)		(13,686)		—		(13,686)		(17,987)		(9,487)		(27,474)
		(12,201)		(3,824)		(16,025)		(13,686)		(6,506)		(20,192)		(17,987)		(16,156)		(34,143)
Research and development expenses		(17,918)		—		(17,918)		(29,285)		—		(29,285)		(30,520)		—		(30,520)
Other operating income	3	6,342		—		6,342		14,219		—		14,219		6,126		—		6,126

Operating (loss)/profit	5	(1,275)		(3,824)		(5,099)		11,222		(6,506)		4,716		(23,363)		(16,156)		(39,519)
Associated undertaking
Share of loss of associated undertaking		(75)		—		(75)		—		—		—		—		—		—
Amortization		—		(503)		(503)		—		—		—		—		—		—
		(75)		(503)		(578)		—		—		—		—		—		—

Total operating (loss)/profit: Group and share of associates		(1,350)		(4,327)		(5,677)		11,222		(6,506)		4,716		(23,363)		(16,156)		(39,519)
Interest receivable	7	1,251		—		1,251		1,081		—		1,081		1,029		—		1,029
Interest payable	8	(4,951)		—		(4,951)		(4,464)		—		(4,464)		(4,493)		—		(4,493)

(Loss)/profit on ordinary activities before taxation	2	(5,050)		(4,327)		(9,377)		7,839		(6,506)		1,333		(26,827)		(16,156)		(42,983)
Taxation	9	(75)		—		(75)		(224)		—		(224)		(240)		—		(240)

Retained (loss)/profit		(5,125)		(4,327)		(9,452)		7,615		(6,506)		1,109		(27,067)		(16,156)		(43,223)

Earnings per Ordinary Share	10
Basic		(1.0	p)	(0.8	p)	(1.8	p)	1.3	p	(1.1	p)	0.2	p	(4.4	p)	(2.7	p)	(7.1	p)
Diluted		(1.0	p)	(0.8	p)	(1.8	p)	1.3	p	(1.1	p)	0.2	p	(4.4	p)	(2.7	p)	(7.1	p)

There was no material difference between the (loss)/profit on ordinary activities before taxation and historic cost (loss)/profit before taxation for these periods. All results represent continuing activities.

See Notes to the Financial Statements.

Consolidated Balance Sheets

	Notes	December 31, 2002 £'000	December 31, 2003 £'000
Fixed assets
Intangible assets	11	100,015	95,096
Tangible assets	12	45,504	42,615
Investments	13	19,902	23,419

		165,421	161,130

Current assets
Stock	14	1,256	1,320
Debtors	15	35,207	15,634
Investments	16	1,961	981
Cash and short-term bank deposits		28,061	23,240

		66,485	41,175

Creditors: amounts falling due within one year
Deferred income		(15,069)	(12,926)
Other creditors		(19,402)	(26,394)

	17	(34,471)	(39,320)

Net current assets		32,014	1,855

Total assets less current liabilities		197,435	162,985
Creditors: amounts falling due after more than one year
Convertible bonds due June 2005		(58,377)	(58,791)
Deferred income		(2,960)	(2,948)
Other creditors		(11,627)	(12,860)

	18	(72,964)	(74,599)

Provisions for liabilities and charges	19	(201)	(2,121)

Net assets		124,270	86,265

Capital and reserves
Share capital	23	62,546	63,067
Share premium	25	316,419	319,223
Other reserves	25	9,311	9,350
Profit and loss account	25	(264,006)	(305,375)

Shareholders' funds
Attributable to equity interests		112,960	74,955
Attributable to non-equity interests		11,310	11,310

		124,270	86,265

For details of contingent liabilities and commitments, see Notes 21 and 22 to the Financial Statements.
See Notes to the Financial Statements.

Consolidated Cash Flow Statements

	Notes		Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
Net cash inflow from operating activities	(b	)	5,909	1,552	6,615
Returns on investments and servicing of finance
Interest received			2,741	943	1,047
Interest paid			(4,370)	(3,913)	(4,013)
Interest element of finance lease payments			(170)	(130)	(70)

			(1,799)	(3,100)	(3,036)

Taxation			(75)	(224)	(227)

Capital expenditure and financial investment
Purchase of intangible fixed assets			(310)	(3,035)	(2,530)
Purchase of tangible fixed assets			(7,673)	(3,238)	(4,021)
Purchase of fixed asset investments			(8,273)	(6,285)	(5,674)

			(16,256)	(12,558)	(12,225)

Acquisitions	(d	)
Purchase of drug delivery business of Bioglan AB			—	(3,595)	—
Purchase of RTP Pharma Inc.			(4,118)	—	—
Net cash acquired with RTP Pharma Inc.			5,436	—	—

			1,318	(3,595)	—

Cash outflow before use of liquid resources and financing			(10,903)	(17,925)	(8,873)

Management of liquid resources
Net decrease/(increase) in amounts held on short-term bank deposit			14,668	(3,872)	183

Financing
Issue of Ordinary Share capital			468	26,168	1,437
Issue of warrants			—	311	39
Debt due within one year:
Inception of new loan			—	—	770
Repayment of loans			(4,502)	(2,992)	—
Debt due beyond one year:
Inception of new loan			—	—	1,936
Repayment of loans			(85)	(929)	(286)
Capital element of finance lease payments			(772)	(937)	(1,078)

			(4,891)	21,621	2,818

Decrease in cash			(1,126)	(176)	(5,872)

See Notes to the Consolidated Cash Flow Statement.

Notes to the Consolidated Cash Flow Statements

(a)   Reconciliation of movements in net debt

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
Decrease in cash in the year	(1,126)	(176)	(5,872)
Cash outflow/(inflow) from decrease/(increase) in debt and lease financing	5,454	4,858	(1,342)
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(14,668)	3,872	(183)

Change in net debt resulting from cash flows	(10,340)	8,554	(7,397)
Finance leases acquired with subsidiary	—	(361)	—
New finance leases	(95)	(91)	(46)
Amortization of issue costs on convertible bond	(416)	(415)	(414)
Chiron promissory note	—	(621)	—
Translation difference	(21)	(1,505)	(24)

Movement in net debt in the year	(10,872)	5,561	(7,881)
Net debt at beginning of the year	(36,290)	(47,162)	(41,601)

Net debt at end of the year	(47,162)	(41,601)	(49,482)

        Net debt is defined as cash and liquid resources less borrowings.

(b)   Reconciliation of operating (loss)/profit to net cash inflow from operating activities

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
Operating (loss)/profit	(5,099)	4,716	(39,519)
Depreciation	4,778	6,101	6,294
Amortization	3,824	6,506	6,669
(Increase)/decrease in stock and work in progress	(642)	1,022	(64)
(Increase)/decrease in debtors	(7,478)	(21,585)	19,573
Increase/(decrease) in deferred income excluding unrealized gain on contract development	11,690	6,339	(126)
Increase/(decrease) in other creditors	1,688	(313)	4,734
(Decrease)/increase in provisions	(2,051)	133	1,920
Impairment of intellectual property	—	—	2,673
Impairment of tangible fixed assets	—	—	1,324
Write down of fixed asset investments	—	—	1,599
Other	(801)	(1,367)	1,538

Net cash inflow from operating activities	5,909	1,552	6,615

c)    Analysis of net debt

	At January 1, 2001 £'000	Cash flow £'000	Acquisitions (excl cash & overdrafts) £'000	Non-cash changes £'000	Exchange movement £'000	At December 31, 2001 £'000
Cash at bank and in hand	10,769	(1,502)	—	—	184	9,451
Bank overdraft	(2,848)	376	—	828	26	(1,618)
Short-term bank deposits	32,109	(14,668)	—	—	—	17,441

	40,030	(15,794)	—	828	210	25,274

Debt due within one year	(6,231)	4,502	—	(2,936)	(127)	(4,792)
Debt due after one year	(9,995)	85	—	2,108	(159)	(7,961)
Convertible bonds	(57,546)	—	—	(416)	—	(57,962)
Finance leases	(2,548)	772	—	—	55	(1,721)

	(76,320)	5,359	—	(1,244)	(231)	(72,436)

	(36,290)	(10,435)	—	(416)	(21)	(47,162)

	At January 1, 2002 £'000	Cash flow £'000	Acquisitions (excl cash & overdrafts) £'000	Non-cash changes £'000	Exchange movement £'000	At December 31, 2002 £'000
Cash at bank and in hand	9,451	(1,828)	—	—	(229)	7,394
Bank overdraft	(1,618)	1,652	—	—	(34)	—
Short-term bank deposits	17,441	3,872	—	—	(646)	20,667

	25,274	3,696	—	—	(909)	28,061

Debt due within one year	(4,792)	2,992	—	—	(42)	(1,842)
Debt due after one year	(7,961)	929	—	(621)	(470)	(8,123)
Convertible bonds	(57,962)	—	—	(415)	—	(58,377)
Finance leases	(1,721)	937	(361)	(91)	(84)	(1,320)

	(72,436)	4,858	(361)	(1,127)	(596)	(69,662)

	(47,162)	8,554	(361)	(1,127)	(1,505)	(41,601)

	At January 1, 2003 £'000	Cash flow £'000	Acquisitions (excl cash & overdrafts) £'000	Non-cash changes £'000	Exchange movement £'000	At December 31, 2003 £'000
Cash at bank and in hand	7,394	(4,666)	—	—	324	3,052
Bank overdraft	—	(1,206)	—	—	8	(1,198)
Short-term bank deposits	20,667	(183)	—	—	(296)	20,188

	28,061	(6,055)	—	—	36	22,042

Debt due within one year	(1,842)	(770)	—	(559)	(1)	(3,172)
Debt due after one year	(8,123)	(1,650)	—	559	19	(9,195)
Convertible bonds	(58,377)	—	—	(414)	—	(58,791)
Finance leases	(1,320)	1,078	—	(46)	(78)	(366)

	(69,662)	(1,342)	—	(460)	(60)	(71,524)

	(41,601)	(7,397)	—	(460)	(24)	(49,482)

        Cash at bank and in hand and short-term bank deposits are aggregated on the balance sheet. Debt includes bank loans, a secured mortgage, the Chiron promissory note and convertible bonds. See note 17; Creditors: Amounts Falling Due Within One Year and note 18; Creditors: Amounts Falling Due After More Than One Year.

        Non-cash changes in 2003 relate to the amortization of the issue costs on the convertible bonds, the inception of new finance leases and transfers between categories.

(d)   Purchase of subsidiary undertakings and businesses

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
Net assets/(liabilities) acquired	5,935	(375)	—
Goodwill	29,901	3,970	—

Net consideration	35,836	3,595	—

Satisfied by:
Shares issued/allocated	29,536	—	—
Shares to be issued/allocated	5,780	—	—
Cash	3,528	3,500	—
Expenses relating to the transaction	590	95	—
Demand notes	(3,598)	—	—

	35,836	3,595	—

Cash consideration	(3,528)	(3,500)	—
Expenses relating to transaction	(590)	(95)	—
Net cash acquired with subsidiary	5,436	—	—

Net cash inflow/(outflow) on purchase of subsidiaries and businesses	1,318	(3,595)	—

See Note 29; Acquisitions

Statement of Total Recognized Gains and Losses

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
(Loss)/profit attributable to shareholders	(9,452)	1,109	(43,223)
Net currency translation effect	28	903	(175)
Lapse of warrants	271	1,096	—
Unrealized gain on contract development	—	—	2,029

Total recognized gains and losses for the year	(9,153)	3,108	(41,369)

Reconciliation of Movement in Shareholders' Funds

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
Shareholders' funds at the beginning of the year	68,952	95,145	124,270

Total recognized gains and losses for the year	(9,153)	3,108	(41,369)
Equity shares issued, net of expenses	29,599	43,816	2,560
Exercise of share options, net of expenses	459	700	765
Issue of warrants	—	311	39
Goodwill adjustments on deferred consideration	148	4,837	—
Non equity shares converted to equity shares	—	(11,310)	—
Increase/(decrease) in shares and warrants to be issued	5,780	(5,780)	—
Revaluation of shares and warrants to be issued	(148)	(4,837)	—
Exercise of warrants	(56)	(624)	—
Lapse of warrants	(436)	(1,096)	—

Net movement in the year	26,193	29,125	(38,005)

Shareholders' funds at the end of the year	95,145	124,270	86,265

1      Accounting Policies

  Accounting convention and presentation

        The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable U.K. accounting standards. The principal accounting policies have been applied consistently and are set out below. The results for the year all relate to continuing operations. The financial statements have been prepared on a going concern basis.

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

  Research and development costs

        Research and development costs are charged as an expense in the period in which they are incurred.

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

  Intangible fixed assets

        Intangible fixed assets comprise goodwill, intellectual property and capitalized development costs. Goodwill, being the difference between the fair value of the purchase consideration and the Group's share of the fair value of the net assets acquired, is capitalized and amortized over a period of 20 years or less in line with the Directors' view of its useful economic life. Prior to the introduction of FRS 10; Goodwill and intangible assets, the policy adopted was to write off goodwill to reserves. As permitted by FRS 10 goodwill written off to reserves in previous years has not been reinstated on the balance sheet and adjustments to such goodwill have been taken directly to reserves. Goodwill previously written off to reserves is charged to the profit and loss account in the event of disposal of the related business.

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

  Current asset investments

        Investments held other than for continuing use in the business are classified as current asset investments and recorded in the balance sheet at the lower of cost and net realizable value.

  Liquid resources

        Liquid resources comprise short-term bank and commercial deposits with a maturity of less than one year.

  Leased and hired assets

        Leasing agreements which transfer to the Group substantially all of the risks and rewards of ownership of an asset are treated as finance leases. The assets are included in tangible fixed assets and the capital element of amounts owed to the finance company at the balance sheet date is included in creditors as amounts falling due either within or after more than one year. Repayments are treated as consisting of both capital and interest with the interest element being charged to the profit and loss account in proportion to the outstanding obligations. Payments under operating leases and short-term hire contracts are charged to the profit and loss account as they fall due.

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

  Deferred taxation

        Deferred taxation is provided on timing differences which at the balance sheet date result in an obligation to pay more tax or a right to pay less tax at a future date, at rates expected to apply when they crystallize based on current tax rates and law. Deferred tax assets are recognized to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

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

  Future requirements

        In December 2003 the Urgent Issues Task Force issued Abstract 38; Accounting for ESOP trusts and amended Abstract 17; Employee share schemes relating to employee share ownership trusts ("ESOT"). These requirements are effective for accounting periods ending on or after June 22, 2004 and will require the shares held by the ESOT to be shown as a deduction from shareholders' funds. The charge to the profit and loss account will be the difference between the market price and the exercise price at date of grant.

        In June 2002, the Council of the European Union adopted a Regulation requiring listed companies in its Member States to prepare consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) from January 1, 2005. The first SkyePharma Annual Report prepared under IFRS will be for the year ending December 31, 2005.

        The Group has commenced a project to convert its principal financial reporting from U.K. GAAP to IFRS.

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

        The tables below present an analysis of turnover, (loss)/profit on ordinary activities before taxation, total assets, long-lived assets and net assets by geographical area together with an analysis of cost of sales, capital expenditure and depreciation and amortization. A breakdown of turnover and cost of sales is also presented based upon the various drug delivery products and services provided.

        As there is only one business segment the totals shown in the following tables represent the total for the segment and the consolidated financial statements.

(a)   Turnover

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
By class of business:
Pharmaceuticals
Contract development and licensing
Milestone payments	28,379	47,736	24,196
Research and development costs recharged	9,857	7,705	5,456
	38,236	55,441	29,652
Royalties receivable	1,468	6,751	18,701
Manufacturing and distribution	6,422	7,381	4,799

	46,126	69,573	53,152

By location of customer:
U.K.	21,411	21,000	21,327
Europe	16,511	10,333	18,027
North America	5,482	34,047	10,289
Rest of the world	2,722	4,193	3,509

	46,126	69,573	53,152

By location of operation:
Europe	30,268	34,449	42,503
North America	15,858	35,124	10,649

	46,126	69,573	53,152

(b)   Cost of sales

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
By class of business:
Pharmaceuticals
Contract development and licensing	(7,917)	(12,649)	(12,085)
Royalties payable	(572)	(1,374)	(4,707)
Manufacturing and distribution	(10,331)	(10,807)	(12,994)

	(18,820)	(24,830)	(29,786)

(c)   (Loss)/Profit on ordinary activities before taxation

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
By class of business:
Pharmaceuticals	(9,377)	1,333	(42,983)

By location of operation:
U.K.	(6,840)	(7,695)	(5,825)
Europe	6,985	7,652	(3,424)
North America	(5,244)	4,759	(30,270)

Operating (loss)/profit	(5,099)	4,716	(39,519)
Associated undertaking	(578)	—	—
Net interest payable	(3,700)	(3,383)	(3,464)

(Loss)/profit on ordinary activities before taxation	(9,377)	1,333	(42,983)

(d)   Total assets and net assets

	Total assets		Net assets
	December 31, 2002 £'000	December 31, 2003 £'000	December 31, 2002 £'000	December 31, 2003 £'000
By class of business:
Pharmaceuticals	231,906	202,305	124,270	86,265

By location of operation:
U.K.	74,068	53,832	151,673	145,727
Europe	73,149	83,962	(69,489)	(70,739)
North America	84,689	64,511	42,086	11,277

	231,906	202,305	124,270	86,265

(e)   Capital expenditure

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
By class of business:
Pharmaceuticals	7,646	4,352	4,392

(f)    Depreciation & amortization

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
By class of business:
Pharmaceuticals	9,105	12,607	12,963

(g)   Long-lived assets

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
By location of operation:
U.K.	36,875	44,067
Europe	58,012	53,206
North America	70,534	63,857

	165,421	161,130

3      Other operating income

        Paul Capital Royalty Acquisition Fund provided a total of $30 million between 2000 and 2002, in return for the sale of a portion of the potential future royalty and revenue streams from DepoDur, Xatral OD, Solaraze and DepoCyt. Paul Capital will receive 15% of the annual royalties and revenues from the stated products up to a predetermined ceiling for the period until December 31, 2014. Once the predetermined ceiling is reached, the percentage participation will fall to 3% for the remainder of the period until December 31, 2014. Income of £1.1 million (2002: £9.7 million, £2001: £6.3 million) was recognized as Other operating income under this agreement on a cost to complete basis. All of the income under this agreement has now been recognized. Royalty payments to Paul Capital of £1.0 million (2002: £Nil, 2001: £Nil) have been expensed during the year.

        Under a second transaction Paul Capital provided a further $30 million during 2002 and 2003, in return for the sale of a portion of the potential future royalty and revenue streams from nine products from the Group's drug pipeline. Paul Capital will receive between 4% and 20% of the annual royalties and revenues from the nine products up to a predetermined ceiling for the period until December 31, 2015. The 20% rate applies first and the percentage then falls, when an agreed ceiling is reached, to 12.5% until a second ceiling is reached, before falling to 4% for the remainder of the period until December 31, 2015. During 2002 and 2003 the 20% rate was reduced based on the percentage of the total $30 million that had been provided. Income of £5.0 million (2002: £4.5 million, 2001: £Nil) was recognized as Other operating income under this agreement on a cost to complete basis. Royalty payments to Paul Capital of £2.2 million (2002: £0.7 million, 2001: £Nil) have been expensed during the year.

4      Exceptional items

        The operating exceptional items included within administration expenses are categorized as follows:

Year to December 31, 2003 £'000
Restructuring costs	(2,673)
Impairment of intellectual property	(2,673)
Impairment of tangible fixed assets	(1,324)
Write down of fixed asset investments	(1,599)
Settlement of licensing dispute	(1,218)

(9,487)

        The exceptional charge includes £2.7 million relating to the reorganization of some research and development operations and other business functions, involving some staff redundancies at most sites. The reorganization is expected to be completed during 2004. A further £4.0 million is in respect of the impairment of associated intellectual property and tangible fixed assets. In addition, £1.6 million relates to a write down in value of fixed asset investments.

5      Operating (loss)/profit

        Operating (loss)/profit is stated after charging:

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
Depreciation of tangible fixed assets
—owned assets	4,343	5,616	5,704
—assets held under finance leases	435	485	590
Amortization of intangible fixed assets
—amortization of goodwill	2,844	3,799	4,072
—amortization of intellectual property	1,282	2,483	2,379
Research and development expenses
—current year expenditure	17,918	29,285	30,520
—amortization of deferred expenditure	201	224	218
Operating lease rentals
—hire of plant and machinery	266	434	86
—other	3,659	3,336	3,405

        Services provided by the Group's auditor and network firms.

        It is the Group's policy to employ the auditors on assignments additional to their statutory audit duties where their expertise and experience with the Group are important, principally tax advice and due diligence reporting on acquisitions, or where they are awarded assignments on a competitive basis.

        During the year the Group (including its overseas subsidiaries) obtained the following services from the Group's auditor at costs detailed below:

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
Audit services
—statutory audit	194	354	326
—audit related regulatory reporting	160	160	145
Further assurance services	282	418	227
Tax services
—compliance services	81	86	228
—advisory services	216	595	523
Other services not covered above	—	—	25

	933	1,613	1,474

        Included in the analysis above are Group audit fees paid to the Group's auditor of £160,000 (2002: £194,000, 2001: £93,000) of which £13,000 (2002: £13,000, 2001: £13,000) was paid in respect of the parent company.

        Also included above are fees paid to the Group's auditor in respect of non-audit services in the U.K. of £710,000 (2002: £990,000, 2001: £499,000).

6      Employees

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
Employment costs:
Wages and salaries	(15,502)	(20,614)	(22,511)
Social security costs	(2,451)	(3,091)	(3,441)
Pension costs	(822)	(1,525)	(1,769)

	(18,775)	(25,230)	(27,721)

        The average monthly number of persons employed by the Group (excluding Executive Directors) during the year was as follows:

	Year to December 31, 2001 Number	Year to December 31, 2002 Number	Year to December 31, 2003 Number
Pharmaceuticals	411	492	476

Directors' Remuneration

        The tables below set out details of the Directors' emoluments for the years ended December 31, 2001, 2002 and 2003.

Year ended December 31, 2001	Fees and Salary £'000	Benefits £'000	Bonuses £'000	Total £'000
Executive Directors
I R Gowrie-Smith	406	20	134	560
M Ashton	350	58	115	523
D Nicholson	180	10	70	260

	936	88	319	1,343

Non-Executive Directors
Sir M G Beavis	30	—	—	30
R S Harris	28	—	—	28
Dr A N Karabelas	28	—	—	28
Dr K R Mansford	28	—	—	28
W Zeller	37	—	—	37
Dr J Gonella (to June 6, 2001)	11	—	—	11
T Howson (to November 26, 2001)	71	—	—	71

	233	—	—	233

	1,169	88	319	1,576

Year ended December 31, 2002	Fees and Salary £'000	Benefits £'000	Bonuses £'000	Total £'000
Executive Directors
I R Gowrie-Smith	426	29	144	599
M Ashton	367	55	179	601
D Nicholson	189	10	92	291

	982	94	415	1,491

Non-Executive Directors
Sir M G Beavis	53	—	—	53
R S Harris	51	—	—	51
Dr A N Karabelas	35	—	—	35
Dr K R Mansford	50	—	—	50
W Zeller	61	—	—	61
Dr D R Ebsworth (from April 11, 2002)	21	—	—	21
T Yamamoto (from October 30, 2002)	4	—	—	4

	275	—	—	275

	1,257	94	415	1,766

Year ended December 31, 2003	Fees and Salary £'000	Benefits £'000	Bonuses £'000	Total £'000
Executive Directors
I R Gowrie-Smith	450	19	—	469
M Ashton	396	54	59	509
D Nicholson	220	10	44	274

	1,066	83	103	1,252

Non-Executive Directors
Sir M G Beavis	53	—	—	53
R S Harris	49	—	—	49
Dr A N Karabelas	47	—	—	47
Dr K R Mansford	46	—	—	46
Dr D R Ebsworth	47	—	—	47
T Yamamoto	42	—	—	42
W Zeller (to May 28, 2003)	25	—	—	25

	309	—	—	309

	1,375	83	103	1,561

        The emoluments of W Zeller include remuneration in respect of his capacity as a non-executive director of subsidiary companies amounting to an aggregate of 12,683 Swiss Francs. Benefits for M Ashton include a living allowance.

        Bonus for Executive Directors includes cash payment and shares purchased under the Deferred Share Bonus Plan but excludes the value of Matching Shares, which will be provided by the Company at the end of the holding period (3 years), subject to the satisfaction of certain conditions.

        Fees for Non-executive Directors include the cash amount of fees and, in 2002, the one-off additional payment of fees in shares.

Pensions

        Contributions made to defined contribution pension schemes on behalf of the Executive Directors are set out below:

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
I R Gowrie-Smith	51	53	56
M Ashton	44	46	50
D Nicholson	23	24	28

	118	123	134

        Total Directors' emoluments, excluding pension contributions, amounted to £1,560,638 (2002: £1,765,768, 2001: £1,575,775).

        The Executive Chairman waived his entitlement to a bonus for the year ended December 31, 2003.

Directors' Interests

        The following tables set out the interests of Directors (including the interests of their immediate families and persons connected with the Directors) as at December 31, 2001, December 31, 2002 and December 31, 2003. All interests are beneficial unless otherwise stated below. Interests in Ordinary Shares include shares acquired by the Executive Directors, other than Matching Shares not yet released, under the Deferred Share Bonus Plan and Share Purchase Plan.

Number of ordinary shares

	December 31, 2001	December 31, 2002	December 31, 2003
I R Gowrie-Smith	25,122,972	25,184,156	8,538,489
M Ashton	110,000	179,194	301,420
D Nicholson	137,000	171,381	235,489
Sir M G Beavis	172,000	210,297	210,297
R S Harris	101,500	131,083	131,083
Dr A N Karabelas	—	6,667	6,667
Dr K R Mansford	16,000	52,990	67,943
Dr D R Ebsworth (from April 11, 2002)	—	8,000	30,000
T Yamamoto (from October 30, 2002)	—	—	—
W Zeller (to May 28, 2003)	55,000	91,162	—

	25,714,472	26,034,930	9,521,388

        In addition to the interests shown above at December 31, 2003, Mr I R Gowrie-Smith had a beneficial interest in 20,000 convertible bonds and Dr A N Karabelas had a beneficial interest in 2,000 American Depository Receipts, all issued by the Company.

Number of "B" warrants

	December 31, 2001	December 31, 2002	December 31, 2003
I R Gowrie-Smith	19,797,143	—	—
Sir M G Beavis	84,000	—	—

	19,881,143	—	—

        All outstanding "B" Warrants lapsed on December 31, 2002.

Ordinary Options over shares of 10 pence each

Directors	January 1, 2003	Granted	December 31, 2003	Exercise price	Date from which options can be exercised	Expiry date	Performance condition (see note)
I R Gowrie-Smith	1,234,568	—	1,234,568	81.0p	12-06-99	12-06-06	1
	575,539	—	575,539	69.5p	04-19-02	04-19-09	1
	1,008,313	—	1,008,313	80.6p	06-12-04	06-12-11	2
	1,178,022	—	1,178,022	72.3p	04-12-05	04-12-12	2
	—	1,935,484	1,935,484	46.5p	04-07-06	04-07-13	2
M Ashton	639,077	—	639,077	93.0p	03-31-01	03-31-08	1
	871,451	—	871,451	69.5p	04-19-02	04-19-09	1
	868,486	—	868,486	80.6p	06-12-04	06-12-11	2
	1,014,661	—	1,014,661	72.3p	04-12-05	04-12-12	2
	—	1,703,226	1,703,226	46.5p	04-07-06	04-07-13	2
D Nicholson	533,333	—	533,333	75.0p	04-29-99	04-29-06	1
	86,022	—	86,022	93.0p	03-31-01	03-31-08	1
	172,662	—	172,662	69.5p	04-19-02	04-19-09	1
	446,650	—	446,650	80.6p	06-12-04	06-12-11	2
	521,826	—	521,826	72.3p	04-12-05	04-12-12	2
	—	946,237	946,237	46.5p	04-07-06	04-07-13	2

Super Options over shares of 10 pence each

Directors	January 1, 2003	Granted	December 31, 2003	Exercise price	Date from which options can be exercised	Expiry date	Performance condition (see note)
I R Gowrie-Smith	2,385,009	—	2,385,009	56.67p	05-25-04	05-25-09	3
M Ashton	2,044,293	—	2,044,293	56.67p	05-25-04	05-25-09	3
D Nicholson	1,022,147	—	1,022,147	56.67p	05-25-04	05-25-09	3

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

        Options granted were for nil consideration.

        All options held by and granted to the Directors are subject to the performance conditions and terms of the SkyePharma Executive Share Option Scheme, the European and North American Scheme and the SkyePharma PLC 1999 Share Option scheme as described above.

        As at December 31, 2003, none of the Directors had any interests in shares of any other Group company. The market value of Ordinary Shares at December 31, 2003 was 75.25 pence. The market value of Ordinary Shares during 2003 ranged from the lowest closing mid-price of 41.5 pence to the highest closing mid-price of 79.25 pence. The holdings of the Directors have not changed since December 31, 2003 except for the following:

  SkyePharma PLC Share Purchase Plan

        As a result of transactions on January 30, 2004, February 27, 2004, March 31, 2004 and April 30, 2004 by the SkyePharma PLC Share Purchase Plan (an Inland Revenue approved all employee share purchase plan), Michael Ashton and Donald Nicholson, Directors of the Company, as trustees of the Plan became the non- beneficial owners of an additional 21,907 Ordinary Shares of the Company. Of these shares the Directors of the Company have the following beneficial interests in Partnership Shares (Ordinary Shares of the Company) as a result of their personal participation in the Plan: Ian Gowrie- Smith: 780; Michael Ashton: 780 and Donald Nicholson: 780. In accordance with the rules of the Plan these Directors have been awarded Matching Shares (Ordinary Shares in the Company) on the basis of one Matching Share for each Partnership Share. The beneficial ownership of these Matching Shares will pass to the Directors in three years' time subject to continued employment and the retention of the underlying Partnership Shares: Ian Gowrie- Smith: 780; Michael Ashton: 780 and Donald Nicholson: 780. Partnership Shares were purchased at a price of 70, 64, 62 and 61 pence per share. Matching Shares were awarded at a price of 70, 64, 62 and 61 pence per share.

  SkyePharma PLC Deferred Share Bonus Plan

        In April 2004 the remuneration committee approved bonuses relating to the year 2003 of £59,400 and £44,000 for Michael Ashton and Donald Nicholson respectively, of which 100% of the net bonus was invested into shares in the Company, the "Executive Shares". The number of Executive Shares and conditional matching shares awarded at 59.92 pence per share on May 5, 2004, the last practicable date following the end of the company's close period, is as follows:

Directors	Number of Executive Shares	Number of Conditional Matching Shares
M Ashton	58,487	99,132
D Nicholson	43,324	73,431

        The register of Directors' interests, which is open to inspection, contains full particulars of Directors' shareholdings and options to acquire shares in the Company.

7      Interest Receivable

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
Interest	1,215	1,081	1,029
Share of interest receivable of associate	36	—	—

	1,251	1,081	1,029

8      Interest Payable

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
Interest payable on bank loans, overdrafts and other loans:
Repayable within five years, not by instalments	(91)	(88)	(93)
Repayable within five years, by instalments	(470)	(112)	(365)
Repayable wholly or partly in more than five years	(360)	(373)	(26)
Finance leases	(170)	(130)	(70)
Interest on convertible bonds	(3,860)	(3,761)	(3,939)

	(4,951)	(4,464)	(4,493)

9      Taxation

        (Loss)/profit on ordinary activities before taxation, as shown in the consolidated income statements, is analyzed between its component parts as follows:

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
U.K.	1,269	146	(821)
Overseas	(10,646)	1,187	(42,162)

	(9,377)	1,333	(42,983)

        Taxation charge based on (loss)/profit for the year:

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
Overseas taxation	(75)	(224)	(240)

        Overseas taxation relates principally to withholding tax paid on remittance of royalties to Switzerland which is not recoverable.

        There was no deferred tax component in the tax charge for the years presented.

        The Group has estimated total tax losses available to be set off against future taxable profits of £211.3 million (December 31, 2002: £178.9 million, December 31, 2001: £163.9 million). These losses arise primarily in the U.K., Switzerland and the U.S. Of the £211.3 million of losses carried forward, £6.4 million expire in 2004, £61.6 million expire between 2005 and 2007, £136.4 million expire from 2008 onwards and £6.9 million of losses may be carried forward indefinitely.

        The above charges reconcile with the applicable U.K. statutory corporation tax rate as follows:

	Year to December 31, 2001%	Year to December 31, 2002%	Year to December 31, 2003%
Statutory U.K. Corporation tax rate	30.0	30.0	30.0
Tax rate differences	19.0	18.2	5.9
Permanent differences	16.9	19.1	(1.2)
Tax losses not recognized as deferred tax assets	(35.0)	(23.6)	(22.1)
Other items not recognized as deferred tax assets	(31.7)	(26.9)	(13.2)

Effective tax rate	(0.8)	16.8	(0.6)

10   Earnings per Ordinary Share

	Year to December 31, 2001 £'000		Year to December 31, 2002 £'000		Year to December 31, 2003 £'000
Attributable (loss)/profit before exceptional items and amortization	(5,125)		7,615		(27,067)
Exceptional items	—		—		(9,487)
Amortization	(4,327)		(6,506)		(6,669)

Attributable (loss)/profit	(9,452)		1,109		(43,223)

	'000		'000		'000

Basic weighted average number of shares in issue	526,250		577,018		609,855
Dilution for potential Ordinary Shares	—		20,077		—

Diluted weighted average number of shares in issue	526,250		597,095		609,855

Earnings per Ordinary Share before exceptional items and amortization	(1.0p	)	1.3p		(4.4p	)
Exceptional items	—		—		(1.6p	)
Amortization	(0.8p	)	(1.1p	)	(1.1p	)

Basic earnings per Ordinary Share	(1.8p	)	0.2p		(7.1p	)
Diluted earnings per Ordinary Share	(1.8p	)	0.2p		(7.1p	)

        In 2001 and 2003 there was no difference between basic and diluted earnings per Ordinary Share since all potential Ordinary Shares including convertible bonds, warrants and options were anti-dilutive. For diluted earnings per Ordinary Share in 2002, the weighted average number of Ordinary Shares in issue is adjusted to assume conversion of all dilutive potential Ordinary Shares. Shares held by the SkyePharma PLC General Employee Benefit Trust are excluded from the weighted average number of shares.

11   Intangible Fixed Assets

	Goodwill £'000	Intellectual property £'000	Development costs £'000	Total £'000
Cost
At January 1, 2002	75,762	30,496	1,716	107,974
Exchange adjustments	—	663	62	725
Additions	285	3,401	—	3,686
Acquisitions	3,970	—	—	3,970

At December 31, 2002	80,017	34,560	1,778	116,355
Exchange adjustments	—	(1,085)	(66)	(1,151)
Additions	2,713	2,652	—	5,365

At December 31, 2003	82,730	36,127	1,712	120,569

Amortization
At January 1, 2002	6,154	2,974	618	9,746
Exchange adjustments	—	82	6	88
Charge for the year	3,799	2,483	224	6,506

At December 31, 2002	9,953	5,539	848	16,340
Exchange adjustments	—	(155)	(54)	(209)
Charge for the year	4,072	2,379	218	6,669
Impairment (note 4)	—	2,673	—	2,673

At December 31, 2003	14,025	10,436	1,012	25,473

Net book value at December 31, 2002	70,064	29,021	930	100,015

Net book value at December 31, 2003	68,705	25,691	700	95,096

        In May 2002, SkyePharma acquired the entire drug delivery business of Bioglan AB for £3.6 million in cash and the assumption of £0.4 million of net liabilities. The acquired rights included Bioglan's Biosphere® injectable technology and those rights to DermaStick, Crystalip and ES-Gel topical technologies that had remained with Bioglan after the January 2001 development and commercialization licensing agreement with Bioglan. See note 29; Acquisitions.

        The deferred consideration of 3,690,211 SkyePharma Ordinary Shares issued to the former RTP shareholders during 2003 has been recorded within goodwill.

        The £2.2 million ($3.5 million) paid to Enzon for access to its PEG modification technology during 2003 has been recorded within intellectual property.

12   Tangible Fixed Assets

	Land and buildings £'000	Laboratory equipment and machines £'000	Assets in the course of construction £'000	Office and other equipment £'000	Motor vehicles £'000	Total £'000
Cost
At January 1, 2002	28,311	28,400	1,462	3,536	357	62,066
Exchange adjustments	1,205	1,019	86	8	22	2,340
Additions	579	2,586	732	334	121	4,352
Acquisitions	—	656	—	—	—	656
Transfers	17	314	(333)	2	—	—
Disposals	—	(122)	—	(517)	(141)	(780)

At December 31, 2002	30,112	32,853	1,947	3,363	359	68,634
Exchange adjustments	753	458	100	(17)	3	1,297
Additions	445	1,684	1,846	371	46	4,392
Transfers	91	705	(925)	129	—	—
Disposals	(501)	(93)	—	(59)	(116)	(769)

At December 31, 2003	30,900	35,607	2,968	3,787	292	73,554

Depreciation
At January 1, 2002	5,210	9,096	—	2,562	246	17,114
Exchange adjustments	272	327	—	27	11	637
Charge for the year	1,774	3,807	—	480	40	6,101
Disposals	—	(83)	—	(508)	(131)	(722)

At December 31, 2002	7,256	13,147	—	2,561	166	23,130
Exchange adjustments	276	563	—	(314)	—	525
Charge for the year	2,035	3,725	—	486	48	6,294
Disposals	(158)	(80)	—	(10)	(86)	(334)
Impairment (note 4)	—	1,286	—	38	—	1,324

At December 31, 2003	9,409	18,641	—	2,761	128	30,939

Net book value at December 31, 2002	22,856	19,706	1,947	802	193	45,504

Net book value at December 31, 2003	21,491	16,966	2,968	1,026	164	42,615

        Land and buildings, at net book value, is as follows:

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
Freehold property	19,084	19,499	19,297
Short leaseholds	4,017	3,357	2,194

	23,101	22,856	21,491

        Included in freehold property is an amount of £5,016,000 (December 31, 2002: £4,903,000, December 31, 2001: £4,537,000) in respect of land which is not depreciated.

        Tangible fixed assets include cost of £4,553,000 (December 31, 2002: £4,240,000, December 31, 2001: £3,569,000) and accumulated depreciation of £2,542,000 (December 31, 2002: £1,856,000, December 31, 2001: £1,255,000) in respect of assets held under finance leases and hire purchase contracts.

13   Fixed Asset Investments

	Unlisted investments £'000	Own shares £'000	Total £'000
At January 1, 2002	13,659	552	14,211
Additions	5,215	1,070	6,285
Charge for the year	—	(594)	(594)

At December 31, 2002	18,874	1,028	19,902
Exchange adjustments	(87)	—	(87)
Additions	4,836	925	5,761
Charge for the year	—	(558)	(558)
Write down (note 4)	(1,599)	—	(1,599)

At December 31, 2003	22,024	1,395	23,419

  Astralis Limited

        Astralis is an emerging biotechnology company based in the U.S., and engaged primarily in the research and development of novel treatments for immune system disorders and skin diseases. The company is currently developing two products. Its primary product, Psoraxine, is an innovative vaccine under development for the treatment of psoriasis. The company's second product is for the treatment of leishmaniasis.

        During the year the Group acquired 250,000 series A convertible preferred shares of Astralis for £1.5 million ($2.5 million). As at December 31, 2003 the total SkyePharma holding was 2 million series A convertible preferred shares, 200,000 common shares and 20,000 warrants, representing approximately 25.4% of the common shares assuming conversion of the preferred shares and warrants. The investment is not regarded as an associated undertaking as the Directors have concluded that the Group does not exercise significant influence. The convertible preferred shares, common shares and warrants are recorded at a cost of £14.2 million. As at December 31, 2003 Astralis had net assets of £3.5 million (December 31, 2002: £4.9 million) and a retained loss for the year of £3.1 million (2002: £12.2 million).

        In January 2004 SkyePharma converted all of its 2 million series A convertible preferred shares into 25 million common shares, 12.5 million of these being held in escrow. The resulting holding represents approximately 35.7% of the common shares.

  Micap plc

        Micap is a U.K. science-based technology company which was listed on the Alternative Investment Market in August 2003.

        During the year the Group acquired 5,238,334 ordinary shares, representing approximately 18.2% of the ordinary share capital, and 1,830,000 convertible shares of Micap for £2.1 million. The shares are recorded at cost.

  Transition Therapeutics Inc

        Transition Therapeutics is a biopharmaceutical company based in Canada and engaged primarily in the business of developing products for the treatment of multiple sclerosis, diabetes and restenosis.

        As at December 31, 2003, the total SkyePharma holding of Transition Therapeutics was 4,930,814 shares, representing approximately 6.6% of the ordinary share capital. The shares are recorded at a net cost of £0.6 million.

  Vital Living Inc

        Vital Living primarily develops and markets evidence-based nutriceuticals. These are developed for incorporation by physicians into a standard physician/patient program, supported by a specially designed compliance regimen. Vital Living is based in the U.S.

        At December 31, 2002 SkyePharma held 1 million convertible preference shares in e-nutriceuticals inc, based in the U.S., representing approximately 14.2% of the ordinary share capital assuming conversion. In August 2003, e-nutriceuticals merged with Vital Living and as a result of the merger SkyePharma acquired 14,204,548 common shares in Vital Living.

        During the year the Group acquired 1 million series D convertible preferred shares, $1 million of 12% senior secured convertible notes due 2008 and 1 million warrants expiring 2008 of Vital Living for £1.2 million ($2.0 million). As at December 31, 2003 the total SkyePharma holding was 14,204,548 common shares, 1 million series D convertible preferred shares, $1 million 12% senior secured convertible notes due 2008 and 1 million warrants expiring 2008, representing approximately 24.4% of the ordinary share capital, 28.1% assuming conversion of the preferred shares, notes and warrants. The investment is not regarded as an associated undertaking as the Directors have concluded that the Group does not exercise significant influence. The investment is recorded at £5.1 million, comprising shares recorded at Directors' valuation based on a number of considerations including comparable transactions and discounted future cash flows, and notes and warrants recorded at cost. The most recent accounts available are as at September 30, 2003 when Vital Living had net assets of £27.8 million and a retained loss for the nine month period of £10.1 million.

  Cade Struktur Corp.

        Cade Struktur was formerly a drug delivery company engaged in research and development and worldwide commercialization of pharmaceutical formulations. The current business is the development, financing and completion of industrial and infrastructure projects in Europe.

        As at December 31, 2003, the total SkyePharma holding of Cade Struktur, a Canadian company, was 869,086 shares, representing approximately 10.1% of the ordinary share capital. The shares were originally acquired consequent upon the acquisition of the assets of Hyal Pharmaceutical Corp. SkyePharma has not attributed a value to these shares and they have been recorded at zero cost.

  Own shares

        During 2001 the Company established an employee share ownership trust, the SkyePharma PLC General Employee Benefit Trust. The purpose of the trust is to hold shares in the Company, which may subsequently be awarded to Directors and employees under the Deferred Share Bonus Plan and Share Purchase Plans. During the year, the trust purchased 2 million shares and approximately 1.1 million shares were allocated at an average price of 51 pence per share. As at December 31, 2003 the trust held approximately 2.7 million shares at a carrying value of £1.4 million and a market value of £2.1 million.

14   Stock

	December 31, 2002 £'000	December 31, 2003 £'000
Raw materials and consumables	919	981
Work in progress	263	266
Finished goods	74	73

	1,256	1,320

        The replacement cost of stock is not materially different from original cost.

15   Debtors

	December 31, 2002 £'000	December 31, 2003 £'000
Trade debtors	24,627	2,036
Other debtors	2,224	2,953
Royalties receivable	1,700	764
Prepayments and accrued income	6,502	9,745
Interest receivable	154	136

	35,207	15,634

        Trade debtors includes allowance for doubtful accounts amounting to £Nil (December 31, 2002: £Nil, December 31, 2001: £Nil).

16   Current Asset Investments

        Current asset investments are represented by 5% convertible loan notes due at par, together with accrued interest in June 2007. The notes were received from GeneMedix plc in 2002 as an initial payment under an agreement to jointly develop an extended release formulation of Interferon alpha-2b using SkyePharma's DepoFoam technology. The notes are convertible at any time, at SkyePharma's option, into between approximately 8.3 million and 11.2 million GeneMedix ordinary shares. There are no restrictions or a lock-up period on conversion of the notes. GeneMedix can elect to redeem in cash some or all of the notes on conversion. The notes have been recorded at the lower of cost and net realizable value assuming conversion.

17   Creditors: Amounts Falling Due Within One Year

	December 31, 2002 £'000	December 31, 2003 £'000
Bank overdrafts	—	1,198
Current portion of bank loans (note 18)	1,572	2,342
Current portion of secured mortgage (note 18)	270	271
Chiron promissory note	—	559
Trade creditors	3,344	5,915
Corporation tax	3	3
Other taxation and social security costs	893	1,628
Obligations under hire purchase and finance leases	1,085	160
Deferred income	15,069	12,926
Royalties payable	738	3,708
Accrued convertible bond interest	1,891	1,891
Accruals	9,606	8,719

	34,471	39,320

        At December 31, 2003 the Group had loans with the Basellandschaftliche Kantonalbank of £0.9 million (CHF2 million) and £0.7 million (CHF1.5 million). These loans are renewable annually and bear interest at 6.5% and 6.0% respectively. The loans are secured on the assets of Jago and guaranteed by SkyePharma PLC.

        At December 31, 2003 the Group had a promissory note with Chiron of £0.6 million ($1 million) which formed part of the consideration for the reacquisition of the US DepoCyt marketing, distribution and sales rights. The promissory note is repayable in June 2004, bearing interest at LIBOR plus 300 points and is guaranteed by SkyePharma PLC.

18   Creditors: Amounts Falling Due After More Than One Year

	December 31, 2002 £'000	December 31, 2003 £'000
Bank loans	—	1,923
Secured mortgage	7,502	7,272
Chiron promissory note	621	—
Accrued rent	3,269	3,459
Convertible bonds due June 2005	58,377	58,791
Deferred income	2,960	2,948
Obligations under finance leases	235	206

	72,964	74,599

Bank and other loans are repayable as follows:
Between one and two years	5,158	1,171
Between two and three years	180	1,247
Between three and four years	180	318
Between four and five years	180	271
After five years	2,425	6,188

	8,123	9,195

Obligations under finance leases are repayable as follows:
Between one and two years	97	91
Between two and three years	55	96
Between three and four years	83	19

	235	206

        At December 31, 2003 the Group had a property mortgage facility with the Basellandschaftliche Kantonalbank of £7.5 million (CHF16.7 million) of which £0.3 million (CHF0.6 million) is shown within current liabilities. The mortgage is in two tranches, both secured by the assets of Jago and guaranteed by SkyePharma PLC. The first tranche of £3.2 million (CHF7.0 million) bears interest at 3.75% and is repayable by instalments over 21 years semi-annually. The second tranche of £4.3 million (CHF9.7 million) bears interest at 3.0% and is repayable by instalments over 51 years.

        At December 31, 2003 the Group had a loan with GE Capital Corp of £2.7 million ($5 million) of which £0.8 million is shown within current liabilities. The loan is secured by certain assets of SkyePharma Inc, SkyePharma US Inc and SkyePharma PLC. The loan bears interest at 8% and is repayable by instalments from 2004 until between 2005 and 2007.

        In 2000, the Company issued £59.4 million 6% Convertible Bonds (the "Bonds') due 2005. The Bonds are convertible at the option of the holder into Ordinary Shares at a conversion price of 83 pence at any time up to June 19, 2005. Unless previously redeemed or converted, the Bonds will be redeemed by the Company at their principal amount on June 19, 2005.

19   Provisions for Liabilities and Charges

	Pension £'000	National Insurance £'000	Restructuring £'000	Total £'000
At January 1, 2002	51	17	—	68
Exchange adjustments	22	—	—	22
Charge in the year	128	—	—	128
Utilized	—	(17)	—	(17)

At December 31, 2002	201	—	—	201
Exchange adjustments	30	—	(23)	7
Charge in the year	54	7	2,673	2,734
Utilized	—	—	(821)	(821)

At December 31, 2003	285	7	1,829	2,121

  Restructuring provision

        The restructuring provision relates to the reorganization of research and development operations and other business functions involving reductions in staff at most sites (note 4; Exceptional items). The remaining provision of approximately £1.8 million will be utilized in 2004.

  Pension provision

        The pension provision relates to the retirement commitments under a defined benefit scheme for SkyePharma Production SAS employees (note 27: Pension Arrangements).

  National Insurance provision

        A balance sheet provision of £7,000 (December 31, 2002: £Nil, December 31, 2001: £17,000) has been recognized in accordance with UITF 25; National Insurance contributions on share option gains.

20   Deferred Taxation

	Full Potential
	At December 31, 2002 £'000	At December 31, 2003 £'000
Accelerated capital allowances	4,848	8,655
Other timing differences	6,866	8,485
U.K. tax benefits from losses carried forward	1,288	2,063
Overseas tax benefits from losses carried forward	29,731	36,607

Potential deferred tax asset	42,733	55,810

        No deferred tax asset is recognized, given the uncertainty of the recoverability of the Group's tax losses carried forward.

21   Contingent Liabilities and Guarantees

        At December 31, 2003 the Company had provided guarantees on various bank borrowings of its subsidiaries as set out in Note 17; Creditors: Amounts Falling Due Within One Year and Note 18; Creditors: Amounts Falling Due After More Than One Year.

        In common with most business enterprises, Group companies are subject to a number of claims from third parties, the outcome of which cannot at present be determined but which are not considered to be material in the context of these Financial Statements. Provision has been made in these accounts for any liabilities which are expected to materialize from such claims.

22   Commitments

	December 31, 2002 £'000	December 31, 2003 £'000
Capital commitments
Contracted for but not provided in the accounts	197	—

Commitments under operating leases to pay rentals for the next year
Operating leases on land and buildings which expire:
In one year or less	50	—
In two to five years	707	583
In five years or more	1,816	2,832

	2,573	3,415

Other operating leases which expire:
In one year or less	18	7
In two to five years	53	38

	71	45

23   Share Capital

Equity share capital

	December 31, 2002 Number of shares	December 31, 2003 Number of shares	December 31, 2002 £'000	December 31, 2003 £'000
Authorized
Ordinary Shares of 10p each	1,114,000,000	1,114,000,000	111,400	111,400

	Ordinary Shares of 10p each Number	Nominal value £'000
Issued, allotted and fully paid
At January 1, 2001	517,322,768	51,732
Exercise of "B" Warrants	22,008	2
Exercise of share options	736,644	74
Exercise of DepoTech Warrants	41,820	4
Shares issued to acquire RTP Pharma Inc.	41,900,099	4,190

At December 31, 2001	560,023,339	56,002
Exercise of "B" Warrants	2,051,607	205
Exercise of share options	1,323,853	133
Issue of shares in respect of RTP Pharma Inc.	8,059,268	806
Issue of shares to Kowa Company Limited	30,000,000	3,000
Conversion of Deferred "A" Shares	12,000,000	1,200

At December 31, 2002	613,458,067	61,346
Exercise of share options	1,521,662	152
Issue of shares in respect of RTP Pharma Inc.	3,690,211	369

At December 31, 2003	618,669,940	61,867

        As part of the 2001 RTP acquisition, deferred consideration of 3,690,211 SkyePharma Ordinary Shares were issued to the former RTP shareholders during the year.

        The cash consideration received on the issue of Ordinary Shares during the year amounted to £1,437,000 (2002: £26,168,000, 2001: £468,000).

Non-equity share capital

	Deferred "B" Shares of 10p each Number	Nominal value £'000
Authorized and issued
At January 1, 2003 and December 31, 2003	12,000,000	1,200

        12 million Deferred "A" and 12 million deferred "B" Shares were issued to Dr Gonella, the vendor of Jago, on July 20, 2000 under the Settlement Agreement that established the full and final settlement of the deferred consideration payable on the acquisition of Jago. The holders of Deferred "A" and "B" Shares have no rights to participate in the profits of the Company, no voting rights and on a winding up or other return of capital only receive the nominal value of their shares if the holders of Ordinary Shares in the capital of the Company have received the sum of £1 million per Ordinary Share and, as such, are classified as non-equity shares.

        Under the terms of the Settlement Agreement, following the U.S. launch and first commercial sale of Paxil CR by GlaxoSmithKline in April 2002, the 12 million Deferred "A" Shares were automatically converted into 12 million Ordinary Shares.

        The 12 million Deferred "B" Shares automatically convert to 12 million Ordinary Shares on the Company's receipt of a royalty statement under the current License Agreement stating that reported sales of Paroxetine/Paxil in combination with the Geomatrix technology have exceeded $1,000 million during any calendar period prior to January 1, 2006 or exceeded $337 million between January 1, 2006 and May 3, 2006. In the event that this condition is not satisfied prior to

May 3, 2006, the Deferred "B" Shares will not be converted and will be cancelled. The vendor will not be entitled to any other compensation nor additional compensation.

        The Deferred "A" and "B" Shares were issued on July 20, 2000 when the price of an Ordinary Share was 94.25 pence. The difference between the nominal value of the Deferred "B" Shares and their fair value, taken to be 94.25 pence, at issue has been recorded as non-equity share premium. See Note 25; Reserves.

Warrants

        The Company has the following warrants outstanding:

(a)   "B" Warrants

Number
At January 1, 2002	56,525,415
Warrants exercised	(20,516,073)
Warrants lapsed	(36,009,342)

At December 31, 2002 and 2003	—

        The "B" Warrants were issued in 1996 as part of the acquisition of Krypton. All outstanding "B" Warrants lapsed on December 31, 2002.

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

(c)   "F" Warrants

        The "F" Warrants were issued in December 2003 as part of the £2.7 million ($5 million) loan with GE Capital Corp. The "F" Warrants entitle the holders to subscribe for a total of 300,000 Ordinary Shares at any time until the repayment date of the loan at an exercise price of £1.20 per Ordinary Share. A value of £39,000 has been attributed to the "F" Warrants which has been recorded within Other Reserves.

(d)   Other Warrants

        Warrants were issued in December 1999 as part of the acquisition of DepoTech and entitle the holders to subscribe for 291,777 Ordinary Shares at any time during the period beginning December 31, 1999 and ending on February 25, 2005 at an exercise price of $1.453 (90.25 pence) per Ordinary Share.

  Share options

        The Company encourages employee participation in its shares through ownership and continues to operate various Share Option Schemes and the Unapproved Share Option Scheme. Under the terms of these Schemes the Board may offer options to purchase Ordinary Shares in the Company to employees, including Directors, at a price not less than the higher of the nominal value and the market value of the shares on the date of grant.

        Options granted to U.K. and European employees are only exercisable between the third and tenth anniversary of the date of grant, and are subject to the Company's Code of Conduct for dealing in Shares, and the Model Code. Options granted to U.S. employees prior to 2001 vest at 25% per annum from the date of grant and there were no performance criteria. U.K. and European options granted prior to 2001 may only be exercised if the growth in the Company's share price over a consecutive three-year period exceeds the growth over the same period in the FT-SE All Share Index. This condition was satisfied for the first time in March 2000. Employees with options that are within their exercise period are now able to exercise those options within any one-year period from the date the performance condition is satisfied. Super Options are exercisable after five years and are subject to higher performance conditions in accordance with those recommended by the Association of British Insurers.

        Following changes to the option plans approved at the Annual General Meeting June 2001, options granted since that date to Directors and senior employees are subject to performance conditions linked to the total shareholder return of a comparator group of companies, and are not subject to retesting. Options granted to other U.S. employees continue to vest at 25% per annum with no performance criteria, and other European employees who are not Directors or senior employees can exercise their options after three years and are not subject to performance conditions.

        The following table summarizes the activity in share options for the years to December 31, 2002 and December 31, 2003:

	Share Options	Option Price
At January 1, 2002	34,724,115	44.8p – 93.0p
Granted	11,234,887	57.1p – 78.6p
Exercised	(1,323,853)	44.8p – 69.5p
Cancelled or expired	(4,178,216)	44.8p – 93.0p

At December 31, 2002	40,456,933	44.8p – 93.0p
Granted	16,153,237	46.5p – 62.0p
Exercised	(1,521,662)	44.8p – 66.5p
Cancelled or expired	(2,743,290)	44.8p – 91.3p

At December 31, 2003	52,345,218	44.8p – 93.0p

        The market value of Ordinary Shares as at December 31, 2003 was 75.25 pence (December 31, 2002: 41.5 pence, December 31, 2001: 61.25 pence). The market value of Ordinary Shares during 2003 ranged from the lowest closing mid-price of 41.5 pence to the highest closing mid-price of 79.25 pence per share.

        At December 31, 2003 the following Ordinary Shares were under option to employees or former employees of the Group:

Expiry Date	Option Price for each Ordinary Share of 10p	Number of Options over Ordinary Shares of 10p
04-29-06	75.0p	1,427,676
05-28-06	92.0p	417,255
12-06-06	81.0p	1,234,568
04-07-07	66.5p	631,318
01-28-08	51.0p	124,073
03-31-08	93.0p	796,362
10-05-08	44.8p	627,770
04-19-09	69.5p	3,207,840
05-25-09	56.7p	7,797,226
09-07-09	56.9p	191,066
06-06-10	91.3p	848,480
11-03-10	81.7p	1,595,526
06-12-11	80.6p	6,092,141
10-31-11	55.6p	1,194,924
12-24-11	55.1p	552,514
04-12-12	72.3p	8,359,909
05-24-12	78.6p	515,653
09-25-12	51.7p	1,226,189
04-07-13	46.5p	15,142,062
09-26-13	62.0p	362,666

		52,345,218

24   Shares and Warrants to be issued

£'000
At January 1, 2002	10,617
Goodwill adjustments on deferred consideration	(4,837)
Issue of shares in respect of RTP Pharma Inc.	(5,780)

At December 31, 2002 and 2003	—

(a)   Krypton

        The deferred consideration on the acquisition of Krypton provides that a maximum of 37.5 million Ordinary Shares would be issued contingent on a change in control of the Company at a share price of not less than 80 pence compounded at an annual rate of 10% (£1.71 as at December 31, 2003), or satisfaction of various conditions and hurdles which lapsed on December 31, 2003. No provision for deferred consideration has been recognized as at December 31, 2003.

(b)   Paul Capital Royalty Acquisition Fund

        In March 2002 the Group announced a second transaction with Paul Capital Royalty Acquisition Fund under which SkyePharma will issue Ordinary Shares up to a value of $7.5 million if royalties and milestones received by SkyePharma in respect of those products included in the transaction are not in excess of minimum annual payments required to be made to Paul Capital. During 2003 the royalties received by SkyePharma were substantially in excess of the minimum payments required to be made to Paul Capital, consequently the company has not provided for any additional obligations under this provision.

25   Reserves

	Equity share premium £'000	Non-equity share premium £'000	Other reserves £'000	Profit and loss account £'000
At January 1, 2001	241,349	20,220	11,212	(262,946)
Exchange adjustments	—	—	—	28
On issue of shares and warrants	25,736	—	—	—
On exercise of warrants	52	—	(56)	—
On lapse of warrants	—	—	(436)	271
Goodwill adjustments on deferred consideration	—	—	—	148
Loss for the year	—	—	—	(9,452)

At December 31, 2001	267,137	20,220	10,720	(271,951)
Exchange adjustments	—	—	—	903
On issue of shares and warrants	37,366	(10,110)	311	—
On exercise of share options	567	—	—	—
On exercise of warrants	1,239	—	(624)	—
On lapse of warrants	—	—	(1,096)	1,096
Goodwill adjustments on deferred consideration	—	—	—	4,837
Profit for the year	—	—	—	1,109

At December 31, 2002	306,309	10,110	9,311	(264,006)
Exchange adjustments	—	—	—	(175)
On issue of shares and warrants	2,191	—	39	—
On exercise of share options	613	—	—	—
Loss for the year	—	—	—	(43,223)
Unrealized gain on contract development	—	—	—	2,029

At December 31, 2003	309,113	10,110	9,350	(305,375)

        Other reserves relate to a merger reserve on acquisition and a warrant reserve on the issue of the "D", "E" and "F" Warrants.

        As at December 31, 2003 the cumulative amount of goodwill eliminated against reserves was £147,632,000 (2002: £147,632,000; 2001: £152,469,000).

26   Financial Instruments

        The Group holds financial instruments to finance its operations and to manage the currency risk that arises from these operations. The Group finances its operations through a combination of equity, convertible bonds, bank loans and other borrowings. The main risks arising from the Group's financial instruments are liquidity risk, foreign currency risk, interest rate risk and credit risk.

  Liquidity risks

        The Group's policy is to maintain continuity of funding through a mixture of long-term debt and bank loans, raised to cover specific projects, and through the issue of shares to collaborative partners, where necessary, to finance development contracts. Short-term flexibility is provided through the use of overdrafts. The maturity profile of the Group's debt is set out below at Note (c).

  Foreign currency risk

        All of the Group's operations are based overseas in Continental Europe and North America giving rise to exposures to changes in foreign exchange rates notably the Swiss Franc, Euro,

Swedish Krona, U.S. Dollar and Canadian Dollar. To minimize the impact of any fluctuations, the Group's policy has historically been to maintain natural hedges by relating the structure of borrowings to the trading cash flows that generate them. Where subsidiaries are funded centrally, this is achieved by the use of long-term loans the exchange differences on which are taken to reserves. Where it was not possible to use natural hedges, currency options, accrual forward options and forward currency contracts were used. The Group has used these financial instruments during the year to minimize the currency exposure on operational transactions. Foreign currency exchange movements did not have a material impact on the results of operations in 2003 compared with 2002.

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

(a)   Interest rate and currency profile of financial assets

December 31, 2003

	Fixed rate financial assets £'000	Weighted average interest rate on fixed financial assets %	Weighted average time for which rate is fixed (months)	Floating rate financial assets £'000	Non- interest bearing financial assets £'000	Total financial assets £'000
Sterling	7,981	4.94	15.2	6,016	2,129	16,126
$U.S.	568	12.00	59.5	7,335	18,728	26,631
Swiss francs	—	—	—	192	2	194
$Canadian	—	—	—	821	629	1,450
Euro	—	—	—	1,170	64	1,234
Swedish Krona	—	—	—	610	—	610

	8,549	5.41	18.1	16,144	21,552	46,245

        Total financial assets comprise fixed asset investments of £22.0 million (2002: £18.9 million, 2001: £13.7 million), current asset investments of £1.0 million (2002: £2.0 million, 2001: £Nil) and cash and short-term bank deposits of £23.2 million (2002: £28.1 million, 2001: £26.9 million).

        Floating rate financial assets bear interest at rates based upon the floating bank rate in the country in which the funds are held.

December 31, 2002

	Fixed rate financial assets £'000	Weighted average interest rate on fixed financial assets %	Weighted average time for which rate is fixed (months)	Floating rate financial assets £'000	Non- interest bearing financial assets £'000	Total financial assets £'000
Currency
Sterling	1,961	5.00	54.0	18,680	36	20,677
$U.S.	—	—	—	4,292	16,663	20,955
Swiss francs	—	—	—	1,870	—	1,870
$Canadian	—	—	—	2,026	2,228	4,254
Euro	—	—	—	617	—	617
Swedish Krona	—	—	—	523	—	523

	1,961	5.00	54.0	28,008	18,927	48,896

(b)   Interest rate and currency profile of financial liabilities

        The interest rate risk profile of the Group's financial liabilities after taking into account the interest rate and currency swaps used to manage the interest and currency profile was:

December 31, 2003

	Fixed rate financial liabilities £'000	Weighted average interest rate on fixed financial liabilities %	Weighted average time for which rate is fixed (months)	Floating rate financial liabilities £'000	Non- interest bearing financial liabilities £'000	Weighted average time to maturity (months)	Total financial liabilities £'000
Currency
Sterling	29,400	6.00	17.5	30,000	11,310	28.0	70,710
$U.S.	2,701	7.99	35.7	559	3,070	136.0	6,330
Swiss francs	4,496	3.66	23.0	5,940	—	—	10,436
$Canadian	—	—	—	—	389	120.0	389
Euro	—	—	—	—	285	405.0	285
Swedish Krona	235	6.38	26.2	—	—	—	235

	36,832	5.86	19.6	36,499	15,054	59.6	88,385

        Financial liabilities comprise total borrowings of £13.6 million (2002: £10.0 million, 2001: £14.4 million), convertible bonds of £59.4 million (2002: £59.4 million, 2001: £59.4 million), non-equity Deferred "A" and "B" Shares of £11.3 million (2002: £11.3 million, 2001: £22.6 million), other creditors of £3.8 million (2002: £4.6 million, 2001: £5.1 million) and provisions of £0.3 million (2002: £0.2 million, 2001: £0.1 million).

        The effect of the group's interest rate swap is to classify £30.0 million of the convertible bond in the above table as a floating rate financial liability. Total financial liabilities does not agree to the total of the balance sheet captions due to the presence of £609,000 (2002: £1,023,000, 2001: £

1,438,000) of unamortized issue costs within the value shown on the balance sheet for convertible bonds.

        All floating rate financial liabilities, in both 2003 and 2002, are interest bearing financial liabilities that bear interest at interest rates based on LIBOR, prime and other bank based lending rates in the country in which the liability arises, which are fixed for periods of up to 12 months.

December 31, 2002

	Fixed rate financial liabilities £'000	Weighted average interest rate on fixed financial liabilities %	Weighted average time for which rate is fixed (months)	Floating rate financial liabilities £'000	Non- interest bearing financial liabilities £'000	Weighted average time to maturity (months)	Total financial liabilities £'000
Currency
Sterling	29,400	6.00	29.5	30,000	11,310	40.0	70,710
Swiss Francs	4,560	3.64	13.5	4,897	—	—	9,457
Euro	863	6.25	11.0	—	201	417.0	1,064
$U.S.	25	5.25	40.0	621	3,269	144.0	3,915
Swedish Krona	319	7.25	27.8	—	—	—	319

	35,167	5.71	27.0	35,518	14,780	68.1	85,465

(c)   Maturity of financial liabilities

	December 31, 2002 £'000	December 31, 2003 £'000	December 31, 2003 Fixed rate financial liabilities £'000	December 31, 2003 Floating rate financial liabilities £'000	December 31, 2003 Non-interest bearing financial liabilities £'000
Within one year	2,927	4,530	1,078	3,452	—
Between one and two years	5,256	60,662	30,550	30,112	—
Between two and three years	59,633	12,653	1,230	113	11,310
Between three and four years	11,573	337	223	114	—
Between four and five years	381	271	157	114	—
Beyond five years	5,695	9,932	3,594	2,594	3,744

	85,465	88,385	36,832	36,499	15,054

(d)   Borrowing facilities

        As at December 31, 2003 the Group had the following undrawn committed borrowing facilities available.

	December 31, 2002 £'000	December 31, 2003 £'000
Expiring within one year	1,646	158

(e)   Fair values

        The comparison of fair and book values of all the Group's financial instruments as at December 31, 2003 is set out below. Market value or Directors' valuation if a market value is unavailable, have been used to determine the fair value of fixed and current asset investments. Market values have been used to determine the fair values of all swaps and foreign currency contracts. The fair value of the non-equity Deferred "B" Shares has been calculated by reference to the Ordinary Share price at December 31, 2003, based upon the Directors' opinion that 12 million Ordinary Shares will be issued in settlement of the deferred consideration payable on the acquisition of Jago. See note 23; Share capital, for details of the contingencies that shall determine the issuance of the Ordinary Shares. The fair values of all other items have been calculated by discounting future cash flows at interest rates prevailing at December 31, 2003.

December 31, 2003

	Book Values £'000	Fair values £'000
Financial instruments held or issued to finance the Group's operations
Fixed asset investments	22,024	28,745
Current asset investments	981	981
Cash at bank and in hand	3,052	3,052
Short-term bank deposits	20,188	20,188
Short-term borrowings and current portion of long-term borrowings	(4,530)	(4,530)
Long-term convertible debt	(59,400)	(56,218)
Other long-term debt	(13,145)	(13,145)
Non-equity Deferred "B" Shares	(11,310)	(9,030)

	(42,140)	(29,957)

Derivative financial instruments held to manage the Group's currency profile
Interest rate swaps	—	322
Canadian $ currency options	—	—
Euro currency options	—	(21)
Swiss franc currency options	—	12
Swedish Krona currency options	—	59
Forward currency contracts	—	(18)

	—	354

December 31, 2002

	Book Values £'000	Fair values £'000
Financial instruments held or issued to finance the Group's operations
Fixed asset investments	18,874	17,287
Current asset investments	1,961	1,961
Cash at bank and in hand	7,394	7,394
Short-term bank deposits	20,667	20,667
Short-term borrowings and current portion of long-term borrowings	(2,927)	(2,927)
Long-term convertible debt	(59,400)	(53,863)
Other long-term debt	(11,828)	(11,707)
Non-equity Deferred "B" Shares	(11,310)	(4,980)

	(36,569)	(26,168)

	Book Values £'000	Fair values £'000
Derivative financial instruments held to manage the Group's currency profile
Interest rate swaps	—	452
Euro currency options	—	(85)
U.S.$ currency options	—	(13)
Forward currency contracts	—	146

	—	500

(f)    Currency exposures

        The following analysis shows the net monetary assets and liabilities of Group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the income statements in both 2003 and 2002.

December 31, 2003

	Net foreign currency monetary assets/(liabilities)
Functional currency of Operating Company	Swedish Krona £'000	Sterling £'000	$U.S. £'000	Euro £'000	Swiss francs £'000	$ Canadian £'000	Total £'000
Sterling	—	—	3,796	847	—	6	4,649
$U.S.	—	(3,579)	—	(65)	—	—	(3,644)
Euro	—	245	(17)	—	2,622	—	2,850
Swiss francs	(5)	10,280	2,419	(220)	—	—	12,474
$Canadian	—	1,038	(1,391)	(71)	—	—	(424)
Swedish Krona	—	(2,568)	(54)	—	—	—	(2,622)

	(5)	5,416	4,753	491	2,622	6	13,283

December 31, 2002

		Net foreign currency monetary assets/(liabilities)
Functional currency of Operating Company	Sterling £'000	$U.S. £'000	Euro £'000	Swiss francs £'000	$Canadian £'000	Total £'000
Sterling	—	2,232	617	—	1	2,850
$U.S.	(15,956)	—	(9)	—	(34)	(15,999)
Euro	(2,025)	96	—	2,225	—	296
Swiss francs	(928)	3,142	(528)	—	(582)	1,104
$Canadian	1,904	400	(130)	550	—	2,724
Swedish Krona	(1,343)	—	—	—	—	(1,343)

	(18,348)	5,870	(50)	2,775	(615)	(10,368)

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

        The table below shows the extent to which the Group has off-balance sheet (unrecognized) and on-balance sheet (deferred) gains and losses in respect of hedges at the beginning and end of the year:

December 31, 2003

	Unrecognized			Deferred
	Gains £'000	Losses £'000	Net total £'000	Gains £'000	Losses £'000	Net total £'000
Gains/(losses) on hedges at January 1, 2003	598	(98)	500	—	—	—
Changes in value from January 1, 2003 to settlement	6	85	91	—	—	—

Gains/(losses) arising in previous years recognized in 2003	(152)	13	(139)	—	—	—

Gains/(losses) not recognized in 2003 arising before January 1, 2003	452	—	452	—	—	—
Arising in 2003	(59)	(39)	(98)	—	—	—

Gains/(losses) on hedges at December 31, 2003	393	(39)	354	—	—	—

        At December 31, 2003, the Company had European style accrual forward options to purchase £142,000 of Sterling each week for the 4 weeks ending in January 2004, £22,000 of Euro each week for the 8 weeks ending in February 2004 and £123,000 of Swiss Francs each week for the

36 weeks ending in September 2004. In addition, the Company had a cylinder structure containing knock ins to purchase £0.5 million of Swedish Krona each month for the 6 months ending in June 2004.

        At December 31, 2003, the Company had forward currency contracts to purchase £4.6 million of Euro, £2.3 million of U.S. dollars, £0.3 million of Swedish Krona and to sell £0.3 million of Swiss Francs.

        The excess of fair values over book values for currency options shown in note 26 (e) represents the unrecognized hedging gain on these instruments as at December 31, 2003. The actual gains or losses arising on these currency options will be dependent on future exchange rates and will be recognized in the profit and loss account, in 2004, as the operational transactions to which they are linked occur.

        Unrecognized gains at December 31, 2003 include £0.3 million in relation to the cancellable swap agreement. This is based upon the swap agreement continuing for the life of the convertible bond. The Royal Bank of Scotland exercised its right to cancel and replace the swap in November 2002, and it has remained in place since.

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

27   Pension Arrangements

        The Group operates various defined contribution plans for its employees in the U.K., Switzerland, U.S., Sweden and Canada. The Group's contributions to these plans are charged to the profit and loss account in the period to which they relate, and the assets are held in separate trustee administered funds. The charge for the year amounted to £1,715,000 (2002: £1,397,000, 2001: £822,000).

        The Group operates an unfunded defined benefit scheme in respect of its employees in France based on the national collective agreement of the pharmaceutical industry, and a provision of £

285,000 (2002: £201,000) is included in Note 19; Provisions for liabilities and charges in respect of these obligations. The charge for the year was £54,000 (2002: £128,000, 2001: £Nil).

        Under the transitional provisions of FRS17; Retirement Benefits certain disclosures for the defined benefit scheme in France are required as follows:

        As at December 2003 a valuation was performed by professionally qualified actuaries, Société de Prospective Actuariat et Conseil, on the present value of the accrued liabilities calculated under the projected unit method.

        The principal assumptions made by the actuaries were:

	2001 % per annum	2002 % per annum	2003 % per annum
Inflation rate	2.0	1.75	1.75
Rate of increase in salaries	3.0	2.75	2.75
Discount rate	5.5	5.25	5.25

Analysis of amounts charged to the profit and loss account in respect of the defined benefit scheme under FRS 17

	2002 £'000	2003 £'000
Current service cost	24	18
Past service cost	—	—
Interest on pension scheme liabilities	21	22

Total charge to the profit and loss account	45	40

Movement in deficit during the year

	2002 £'000	2003 £'000
Opening deficit	382	382
Exchange adjustment	25	31
Current service charge	45	40
Benefit payments made	(9)	—
Unrecognized past service cost	—	183
Actuarial gain recognized in the statement of total recognized gains and losses	(61)	(33)

Closing deficit	382	603

Amounts recorded in the statement of total recognized gains and losses under FRS17

	2002	2003
Experience gains arising on scheme liabilities (£'000)	17	24
Percentage of scheme liabilities (%)	4	6
Changes in assumption relating to the present value of scheme liabilities (£'000)	44	9
Percentage of scheme liabilities (%)	12	2
Total actuarial gain (£'000)	61	33
Percentage of scheme liabilities (%)	16	16

Profit and loss reserve under FRS17

	2002	2003
Profit and loss reserve per balance sheet	(264,006)	(305,375)
Pension liability under FRS 17	(382)	(603)
Pension liability under SSAP 24	201	285

Profit and loss reserve under FRS 17	(264,187)	(305,693)

Net assets under FRS17

	2002 £'000	2003 £'000
Net assets per balance sheet	124,270	86,265
Pension liability under FRS 17	(382)	(603)
Pension liability under SSAP 24	201	285

Net assets under FRS 17	124,089	85,947

28   Related party transactions

        At the end of December 1998, Ian Gowrie-Smith (through a family-owned trust) acquired a 50% interest in 10 East 63rd Street Inc., the company which owns 10 East 63rd Street, a property in New York. In December 2002 Mr Gowrie-Smith acquired the remaining 50% interest. SkyePharma PLC has been in occupation of that property since January 1997, subject to tenancy agreements based on independent valuation. In August 2003 the company took occupation of the entire building under an eight-year tenancy agreement, at which time the annual rent was increased from $420,000 per annum to £720,000 per annum until August 2008, and $942,500 per annum from August 2008 to August 2011.

29   Acquisitions

(a)   Drug delivery business of Bioglan AB

        On May 13, 2002 SkyePharma acquired the entire drug delivery business of Bioglan AB, of Sweden, for £3.6 million in cash including acquisition costs and the assumption of £0.4 million of net liabilities.

        The acquired rights include Bioglan's Biosphere® injectable technology and those rights to DermaStick, Crystalip and ES-Gel topical drug delivery technologies that remained with Bioglan after the January 2001 development and commercialization licensing agreement.

        The acquisition method was adopted and goodwill of £4.0 million arose on the acquisition. By consideration of the likely commercial life of the technology acquired, the Directors determined that a suitable period over which to amortize the goodwill was 20 years.

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

(b)   RTP Pharma Inc.

        SkyePharma achieved control of RTP Pharma Inc. in December 2001 when agreement was reached to acquire the majority of the outstanding voting shares in RTP. In March 2002 SkyePharma announced the acquisition of the outstanding voting shares in RTP in return for the issue of SkyePharma Ordinary Shares. The total consideration of £39.4 million including acquisition costs comprised 49,959,367 Ordinary Shares and £4.1 million cash. As part of the RTP acquisition, deferred consideration of 3,690,211 SkyePharma Ordinary Shares were issued to the former RTP shareholders during the year. See note 23; Share capital.

        No material adjustments have been made to the provisional fair values.

30   Subsequent events

        In April 2004 the Group issued £20 million 6% convertible bonds, with a first put after five years by the holder of the bonds, and a final maturity of May 2024. The bonds are convertible at the option of the holder into SkyePharma Ordinary Shares at a conversion price of £1.00 at any time prior to maturity. Unless previously redeemed or converted, the bonds will be redeemed by the Group at their principal amount in May 2024. The convertible bonds existing at December 31, 2003, due in June 2005, are not affected by this transaction.

31   Principal subsidiary undertakings

Company	Country of incorporation	% held of nominal value and voting rights	Principal activities
SkyePharma Canada Inc.*	Canada	100%	Research and development
SkyePharma Production SAS*	France	100%	Manufacturing of pharmaceuticals
Krypton Limited	Gibraltar	100%	Exploitation of intellectual property
SkyePharma AB*	Sweden	100%	Research and development
Jago Holding AG	Switzerland	100%	Holding company
Jagotec AG	Switzerland	100%	Exploitation of intellectual property
SkyePharma AG	Switzerland	100%	Research and development
SkyePharma Holding AG*	Switzerland	100%	Holding company
SkyePharma Holding Inc.*	U.S.	100%	Holding company
SkyePharma Inc.	U.S.	100%	Development of pharmaceuticals
SkyePharma US Inc.	U.S.	100%	Development of pharmaceuticals and licensing

*
Denotes held by the Company.

32   Summary of Material Differences between U.K. and U.S. GAAP

        The financial statements of the Group are prepared in accordance with U.K. GAAP (Generally Accepted Accounting Principles), which differs in certain respects from U.S. GAAP. Such differences include methods for measuring and presenting the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.

I.      Reconciliation of (loss)/profit and shareholders' funds

        The tables below summarize the material adjustments to the (loss)/profit for the year and shareholders' funds which would be required if U.S. GAAP had been applied instead of U.K. GAAP.

	Note 32.I	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
(Loss)/profit under U.K. GAAP		(9,452)	1,109	(43,223)
U.S. GAAP adjustments:
Purchase accounting and goodwill
Amortization of goodwill and other intangibles	1a,c,d	(5,708)	3,399	3,664
Depreciation of tangible fixed assets	1b	488	518	823
Investments	1c	—	—	1,893
Write-off of acquired in-process research and development	1e	(18,893)	(4,646)	—
Results of equity investments (RTP)	1d	(559)	—	—
Deferred taxes	1c	—	401	(139)
Share-based compensation	4	(215)	(181)	(751)
Revenue recognition	5	(1,934)	(26,987)	13,386
Sale of royalty interests
Revenue recognition	6	(6,342)	(14,219)	(6,126)
Interest expense	6	(1,222)	(5,850)	(9,609)
Royalty payments	6	—	664	3,144
Financial instruments	8	(31)	531	(146)

Net loss under U.S. GAAP		(43,868)	(45,261)	(37,084)

Net loss per Ordinary Share under U.S. GAAP (pence)	13	(8.3p )	(7.8p )	(6.1p )

Shareholders' funds

	Note 32.I	December 31, 2002 £'000	December 31, 2003 £'000
Shareholders' funds under U.K. GAAP		124,270	86,265
U.S. GAAP adjustments:
Purchase accounting and goodwill
Goodwill	(1a,c,e )	83,719	85,226
Other intangible fixed assets	(1a,c )	4,344	4,378
Tangible fixed assets	(1b )	(7,930)	(7,946)
Investments	(1c,10)	(1,893)	—
Deferred taxes	(1c )	(1,439)	(1,578)
Contingent consideration charged to goodwill reserve	(1f )	22,620	22,620
Shares issued relating to contingent consideration	(3)	(11,310)	(11,310)
Shares and warrants to be issued, deferred shares and shares issued	(2)	(11,310)	(11,310)
Share-based compensation	(4)	(305)	(1,056)
Employee benefit trust	(7)	(1,859)	(1,800)
Deferred revenue	(5)	(23,179)	(10,887)
Funding liabilities	(6)	(37,698)	(51,224)
Financial instruments	(8)	500	354

Shareholders' funds under U.S. GAAP		138,530	101,732

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

        Goodwill as of December 31, 2002 and 2003 is presented net of accumulated amortization of £30,097,000 and £26,025,000 respectively.

        Other intangible fixed assets as of December 31, 2002 and 2003 are presented net of accumulated amortization of £419,000 and £859,000 respectively.

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

Years ending December 31,	£'000
2004	2,300
2005	2,300
2006	2,300
2007	2,300
2008	2,300

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

        Tangible fixed assets as of December 31, 2002 and 2003 are presented net of accumulated amortization of £4,163,000 and £4,981,000 respectively.

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

        Contingent consideration.    Under U.K. GAAP, contingent consideration has not been recognized as part of the acquisition cost. Under U.S. GAAP, the Company has applied EITF 97-15, "Accounting for Contingency Arrangements Based on Security Prices in a Purchase Business Combination" to estimate the contingent consideration as of the acquisition date. Under EITF 97-15 a contingency arrangement that does not result in a guarantee of the minimum value of the total consideration should be recorded at an amount equal to the maximum number of shares that could be issued multiplied by the fair value per share at the date of the acquisition. However, the recorded amount may not exceed the target value of the consideration issued at the date of acquisition (i.e., the lowest total value at which additional consideration would not be required to be issued). The subsequent payment or issuance of additional consideration resulting from either of these security price contingencies would not change the recorded cost of the acquisition. The application of the provisions of EITF 97-15 has resulted in a £2.6 million increase in the purchase consideration.

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

        In January 2002 Waratah merged with Transition Therapeutics Inc. ("Transition") and Waratah shareholders were awarded 0.83333 Transition shares for every one share of Waratah held. After the merger, the Group holds approximately 8.2% of Transition ordinary shares, which are listed on the Canadian TSX Venture. Under U.K. GAAP, the Group continued to account for the investment at cost less provision for permanent diminution in value. Under U.S GAAP, on the merger date the Group ceased to apply the equity method of accounting and carries the investment in Transition at adjusted cost less provision for permanent diminution in value.

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

  (e)   In-process research and development costs

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

        Acquired in-process research and development of £4,646,000 in 2002 represents the fair value of Bioglan AB's efforts to develop the technologies described in note 29; Acquisitions. In May 2002 the group acquired the drug delivery business of Bioglan AB for £3.6 million in cash and the assumption of £0.4 million of net liabilities. For U.S. GAAP purposes, the Group valued acquired in-process research and development with no alternative future use at £5.1 million, which created negative goodwill of £1.1 million that was allocated among non-current assets acquired including acquired research and development. Accordingly, the fair value of tangible fixed assets acquired in the amount of £0.7 million was reduced to £nil and £4.6 million of in-process research and development was expensed in the period of acquisition. Acquired in-process research and development of £18,893,000 in 2001 represents the fair value of the RTP's efforts to internally develop its Insoluble Drug Delivery technology platform. The Group has determined the fair values of the acquired in-process research and development, which rely on information available at the acquisition date and assumptions as to future operations as of that date.

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

        Under U.K. GAAP, the fair value of the shares and warrants issued for the acquisition was estimated by reference to the price that the Company's shares were issued for on the same day under a rights issue and public placing. U.S. GAAP requires that the fair value of shares and warrants issued to effect a business combination be based on the market price for a reasonable period before and after the date the terms of the acquisition were agreed to and announced. The effect of this difference was to increase the value measurement of purchase consideration by £11,942,000 which was fully allocated to acquired in-process research and development and wrote off to income in 1996 with an offsetting adjustment to share premium on acquisition. As a result, the impact of this adjustment in net equity was £nil and at December 31, 2002 and 2003 it represents an increase of £11,942,000 in retained losses and an increase in share premium by the same amount.

(2)   Deferred shares and shares and warrants to be issued

        Under U.K. GAAP, contingent consideration payable in connection with the acquisition of Jago is included within shareholders' funds as "deferred shares".

        Under U.S. GAAP, contingent consideration is recognized only when determinable beyond reasonable doubt, therefore deferred shares and shares and warrants to be issued have been reversed out of shareholders' funds under U.S. GAAP.

(3)   Shares issued related to contingent consideration

        In April 2002, all contingencies related to the Deferred "A" Shares were removed based on the first commercial launch of Paxil CR. In connection with the removal of these contingencies, in 2002 the Group issued 12 million Ordinary Shares to Dr. Gonella, the vendor of Jago. Under U.S. GAAP, these shares were recorded within shareholders' funds at the market value at the date the contingencies were removed.

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

        Under U.S. GAAP the Company has adopted Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS 123). In accordance with the provisions of FAS 123, the Company has elected to continue to apply the recognition principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations ("APB 25") in accounting for its plans. For awards under the Company's option plans where the exercise price of the option equals the market price of the shares on the date of grant and the number of options granted is known (fixed plan), no compensation expense is recognized. For awards under the Company's variable option plans, an estimate of compensation expense is made when it is probable that the relevant performance targets will be achieved. Compensation cost under these plans is measured based on the market value of the shares at the date the number of options to ultimately be awarded is known less the exercise price of the option. Periodic charges to expense are made for the difference between the market price and the exercise price when it is probable that the performance criteria will be met. A compensation expense of £751,000 (2002: £181,000, 2001: £215,000) has been recognized under APB 25 in relation to those options where it is considered probable that the performance criteria will be met.

        Had the Company elected to recognize compensation expense based upon the fair value at the grant date for awards under stock option plans consistent with the methodology prescribed by FAS 123, the Company's U.S. GAAP net loss would have been increased by £3,736,000, £

3,138,000 and £2,883,000 in the years ended December 31, 2003, 2002 and 2001, respectively. Earnings per share would have been reduced by 0.6p, 0.5p, 0.5p per share in the years ended December 31, 2003, 2002 and 2001, respectively. These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the year ended December 31, 2003: dividend yield 0.0% (2002 and 2001: 0.0%); expected volatility 55.4% (2002: 55.0%, 2001: 58.0%); risk-free interest rate 4.3% (2002: 5.1%, 2001: 5.2%); and expected option term 7 years (2002 and 2001: 7 years). The weighted average fair value of options granted during the year ended December 31, 2003 for which the exercise price equals the market price on the grant date was 47.5p (2002: 43.0p, 2001: 41.0p). No options were granted for which the exercise price was below or exceeded the market price.

        At December 31, 2003 there were 52,345,218 outstanding options with a weighted average option price of 63.1 pence (2002: 40,456,933 and 69.4 pence, 2001: 34,724,115 and 68.6 pence). During the year ended December 31, 2003 16,153,237 options were granted at a weighted average option price of 46.9 pence and 2,743,290 options were cancelled or expired at a weighed average option price of 67.6 pence. During the year ended December 31, 2002 11,234,887 options were granted at a weighted average option price of 70.0 pence and 4,178,216 options were cancelled or expired at a weighed average option price of 69.5 pence. During the year ended December 31, 2001 9,962,366 options were granted at a weighted average option price of 75.1 pence and 818,435 options were cancelled or expired at a weighted average option price of 72.5 pence.

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

(5)   Revenue recognition

        Under U.K. GAAP contract revenue is recognized when it is earned and non-refundable and to the extent that there are no future obligations pursuant to the revenue, in accordance with the contract terms. Refundable contract revenue is treated as deferred until such time as it is no longer refundable. Under U.S. GAAP, SAB 104 requires deferral and amortization of upfront licensing fees where there is a continuing involvement with the licensed asset through the provision of research and development services, manufacturing services or other similar activities even if the fee is non-refundable. As a result, under U.S. GAAP certain non-refundable upfront payments have been deferred over the development period of the contract term on certain agreements.

        Deferred revenue reflects the amount of revenue not currently eligible for recognition under U.S. GAAP as well as the reversal of £8.8 million (£7.8 million as of December 31, 2002) deferred income under U.K. GAAP related to the sale of royalty interests, which is treated as debt under U.S. GAAP.

(6)   Sale of royalty interests

        Under U.K. GAAP payments received from a third party in return for the sale of a portion of potential future royalty and revenue streams from a selection of products are reflected within other operating income when the risk of reimbursement has effectively been transferred to the third party. The monies are used to fund the internal research and development. Royalties repaid to third parties are treated as cost of goods sold. U.S. GAAP requires such payments to be recorded as debt where there is continuing involvement in the generation of the cash flows due to the third party. The U.S. GAAP adjustment includes the reversal of income recorded from the third party as well as recording the interest charge for the period on the outstanding funding liability balance. Repayments made to third parties in the form of royalty payments that are expensed under U.K. GAAP are reversed under U.S. GAAP since they are treated as repayment of debt.

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

        The Group has also reviewed its contractual arrangements for the existence of embedded derivatives that should be separately accounted for under FAS 133. If embedded derivatives are identified as a result of this review, they are recorded separately from their host contracts at fair value, with changes in fair value recognized in current earnings. The Group did not identify any such embedded derivatives as of January 1, December 31, 2002 or December 31, 2003.

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

(9)   Deferred Taxes

        Under U.K. GAAP, deferred tax is provided on timing differences which at the balance sheet date result in an obligation to pay more tax or a right to pay less tax at a future date. Deferred tax assets are recognized to the extent that it is more likely than not that they will be recovered. Under U.S. GAAP, full provision is required for deferred tax liabilities and deferred tax assets including losses carried forward recognized subject to valuation allowances. Given the uncertainty of the recoverability of the Group's tax losses carried forward, no deferred tax asset is recognized under U.K. GAAP and a valuation allowance has been provided in full for the deferred tax assets recognized under U.S. GAAP (December 31, 2003: £55,810,000; December 31, 2002: £42,733,000; December 31, 2001: £48,294,000). The breakdown of the potential deferred tax assets and additional tax disclosures are included in Notes 9 and 20 to the financial statements.

(10) Fixed Asset Investments

        Under U.K. GAAP, fixed asset investments are stated at cost or Directors' valuation, less provision for permanent diminution in value. Under U.S. GAAP certain investments previously equity accounted are carried at adjusted cost less provision for permanent diminution in value.

(11) Joint arrangements

        In 2001 and 2002 the Group had certain contractual agreements with other participants to engage in joint activities that did not create an entity carrying on a trade or business of its own. The Group did not have any such arrangements in 2003. Under U.K. GAAP, these agreements were accounted for as a joint arrangement. The Group included its share of the assets, liabilities and cash flows in such joint arrangements measured in accordance with the terms of each arrangement, which was usually pro-rata to the Group's interest in the joint arrangement. Under U.S. GAAP, such arrangements are viewed as synthetic Joint Ventures and accounted for under the gross equity method. This difference did not have an impact on the overall net loss of the Group but under U.S. GAAP, selling and marketing costs and research and development costs would be reduced by £nil (2002: £1,081,000; 2001: £2,896,000) and £nil (2002: £nil; 2001: £nil) respectively and be shown net as the Group's share of the operating loss in the Joint Venture. The difference had no impact on the Group's overall consolidated cash flow although under U.S. GAAP operating cash outflows would be £nil (2002: £1,081,000; 2001: £6,857,000) higher and cash outflows from investing activities would be £nil (2002: £1,081,000; 2001: £6,857,000) lower.

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

        A summarized consolidated statement of cash flows under U.S. GAAP is set out below.

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
Net cash provided/(used) by/(in) operating activities	4,035	(1,772)	3,352
Net cash used in investing activities	(14,938)	(16,153)	(12,225)
Net cash (used)/provided (in)/by financing activities	(5,267)	19,969	4,024

Net (decrease)/increase in cash and cash equivalents	(16,170)	2,044	(4,849)
Cash and cash equivalents at beginning of year	42,878	26,892	28,061
Exchange adjustments	184	(875)	28

Cash and cash equivalents at end of year	26,892	28,061	23,240

(13) Earnings per share

        Diluted "earnings per share" (EPS) is not presented since the Group reported a net loss under U.S. GAAP and the common equivalent shares from warrants, stock options and contingent issuance of shares would have an anti-dilutive effect on earnings per share. The securities that could potentially dilute basic EPS in future are set out below:

	Year to December 31, 2001 Number	Year to December 31, 2002 Number	Year to December 31, 2003 Number
Stock outstanding in terms of basic earnings per share	526,250,000	577,018,000	609,855,000
"B" Warrants outstanding	5,652,542	—	—
"D" Warrants outstanding	—	2,500,000	2,500,000
"E" Warrants outstanding	—	2,500,000	2,500,000
"F" Warrants outstanding	—	—	300,000
DepoTech Warrants outstanding	291,777	291,777	291,777
Employee stock options outstanding	34,724,115	40,456,933	52,345,218
Convertible bonds	71,566,265	71,566,265	71,566,265

Stock outstanding in terms of diluted EPS	638,484,699	694,332,975	739,358,260
Contingent shares relating to Krypton consideration (see note 24; Shares and Warrants to be issued)	7,500,000	—	—
Contingent warrants relating to Krypton consideration (see note 24; Shares and Warrants to be issued)	750,000	—	—
Contingent shares relating to RTP deferred consideration (see note 23; Share Capital)	—	8,100,000	—
Deferred Shares relating to Jago consideration (see note 23; Share Capital)	24,000,000	12,000,000	12,000,000
Paul Capital Royalty Acquisition Fund (see note 24; Shares and Warrants to be issued)	—	11,225,722	5,567,721

	670,734,699	725,658,697	756,925,981

        Contingent shares to be issued relating to Jago and Paul Capital Royalty Acquisition Fund have been set out above. While these are potentially dilutive, they would not be used for calculating diluted EPS under U.S. GAAP as the amount is not determinable beyond reasonable doubt.

II.    Additional disclosures

        The following disclosures are included to comply with the United States Securities and Exchange Commission's regulations for foreign registrants. As indicated, certain disclosures are presented on a U.K GAAP measurement basis.

(1)   U.K. GAAP Consolidated Income Statements in U.S. GAAP format

        The consolidated income statements on page F-2 comply with U.K. GAAP and the Directors believe that they are in the most appropriate format for shareholders to understand the results of our business. We believe that it is important to show our results before deducting exceptional items and amortization because these items predominantly relate to the reorganization of some research and development operations and other business functions rather than the trading activities of the Group. For SEC reporting purposes this presentation would be considered "non GAAP" and therefore the Group has also prepared the following income statement which meets the SEC reporting format set forth in Item 10 of Regulation S-X. The financial numbers disclosed in the following income statement are prepared under U.K. GAAP.

	Year to December 31, 2001 £'000	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000
Revenue	46,126	69,573	53,152
Cost of sales	(18,820)	(24,830)	(29,786)
Selling, marketing and distribution expenses	(4,804)	(4,769)	(4,348)
Administration expenses
Amortization	(3,824)	(6,506)	(6,669)
Other administration expenses	(12,201)	(13,686)	(27,474)
Research and development expenses	(17,918)	(29,285)	(30,520)
Other operating income	6,342	14,219	6,126

Operating (loss)/profit	(5,099)	4,716	(39,519)
Associated undertaking	(578)	—	—

Total operating (loss)/profit: Group and share of associates	(5,677)	4,716	(39,519)
Interest receivable	1,251	1,081	1,029
Interest payable	(4,951)	(4,464)	(4,493)

(Loss)/profit on ordinary activities before taxation	(9,377)	1,333	(42,983)
Taxation	(75)	(224)	(240)

Net (loss)/profit	(9,452)	1,109	(43,223)

Earnings per Ordinary Share
Basic	(1.8p )	0.2p	(7.1p )
Diluted	(1.8p )	0.2p	(7.1p )

(2)   Acquisition of the drug delivery business of Bioglan AB

        On 13 May 2002 SkyePharma acquired the entire drug delivery business of Bioglan AB. The acquired rights include Bioglan's Biosphere® injectable technology and those rights to DermaStick, Crystalip and ES-Gel topical drug delivery technologies that remained with Bioglan after the January 2001 development and commercialization licensing agreement.

        The acquired Biosphere® injectable technology will complement SkyePharma's existing DepoFoam™ sustained release injectable technology in providing additional drug delivery options for proteins and peptides. In addition the combination of these and the Group's existing technologies will significantly enhance SkyePharma's topical technology base.

(3)   Acquisition of RTP

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

	July 19 2001 £'000	December 27, 2001 £'000
Current assets	9,992	6,602
Intangible assets	2,658	7,523
Tangible assets	2,451	2,017
Investments	4,672	2,220
Acquired in-process research and development costs	20,998	19,719
Goodwill	32,927	(2,204)

Total assets acquired	73,698	35,877

Current liabilities	4,776	2,701
Demand notes	3,657	3,598
Deferred taxes	2,500	2,999

Total liabilities assumed	10,933	9,298

Net assets	62,765	26,579

Equity interest acquired	40.2%	59.8%
Net assets acquired	25,232	15,894
Net consideration
Cash	3,529	—
Acquisition expenses	590	—
Shares of SkyePharma(1)	21,113	19,492
Demand notes acquired	—	(3,598)

Total	25,232	15,894

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

        The intangible assets acquired were allocated as follows:

	July 19, 2001 £,000	December 27, 2001 £'000
Patents	2,658	7,523
Equity interest acquired	40.2%	59.8%
Net assets acquired	1,069	4,499

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

        In connection with the acquired in-process research and development (IPR&D), £18.9 million expensed in the period ended December 31, 2001 as the IPR&D projects had not reached technological feasibility nor had any alternative future use. This amount represents the valuation of the IPR&D at each acquisition date less the allocation of a portion of the negative goodwill on the second purchase. RTP was in the in the process of applying its Insoluble Drug Delivery ("IDD") technology to several products, including propofol, fenofibrate and busulfan. Each of these in-process IDD formulated drugs were analysed and valued separately using the income approach. The income approach includes an analysis of the markets, projected cash flows, and technical and commercial risks associated with achieving such cash flows. The estimated cash flows were projected over periods ranging from 15 to 20 years after the acquisition dates, and were discounted at rates ranging from 20% to 25% in order to determine the present value. The discount rates were selected on a project-by-project basis and were based on the Group's weighted average cost of capital adjusted for the risks associated with the fact that RTP had yet to obtain FDA approval for its drug delivery technology, estimated growth, profitability, technical and commercial risks of the acquired IPR&D projects. Should the development of the products incorporating the acquired technology be completed successfully, the Company anticipates that the products could begin to generate cash flows over the three-year period following the acquisitions. However, development of these technologies remains a significant risk due to the remaining effort to achieve technological feasibility. The valuation of the acquired IPR&D also gave consideration to the stage of completion of the projects at the time of the acquisition and the degree to which the projects relied on prior, existing technology. With respect to the stage of completion, propofol and busulfan were in Phase II and fenofibrate was in Phase I. All other products were at similar, or earlier, stages of completion.

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

	Year to December 31, 2001 £'000
Turnover	48,499
Net loss	(15,810)
Basic and diluted loss per ordinary share	(2.8p	)

(4)   Recent U.S. GAAP Pronouncements

        In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF 00-21, "Revenue Arrangements with Multiple Deliverables," related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition, but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003, which, for the Group, is January 1, 2004. The Group is assessing the impact of this interpretation.

        In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) and in December 2003 issued a revision of this interpretation. Under this interpretation, certain entities known as "Variable Interest Entities" (VIE) must be consolidated by the "primary beneficiary" of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. The Group is in the process of assessing the impact of this interpretation as it will be effective for the Group beginning January 1, 2004. The effect of this interpretation could be that minority investments that the Group holds in certain companies and which it is also the major provider of development services may required to be consolidated if, within the definitions of the interpretation, the Group maintains the majority of the risks and rewards of this third-party entity.

        In May 2003, the FASB issued FAS 150, "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity" (FAS 150). This standard establishes how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability or an asset in some circumstances. FAS 150 will be effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the group for periods beginning after June 10, 2003. The Group believes that the adoption of this standard will not have a material effect on the group's results of operation or financial position.

(5)   Leases

        The Group leases certain tangible assets under long-term arrangements. As of December 31, 2003 the approximate future minimum lease payments under non-cancelable leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

Year ending December 31,	Finance £'000	Operating £'000
2004	163	3,460
2005	92	3,541
2006	97	2,503
2007	20	2,505
2008	—	2,596
Thereafter	—	17,317

Total minimum lease payments	372	31,922
Less interest payable under finance leases	(6)	—

	366	31,922

        At December 31, 2003 total future minimum rentals under non-cancelable sub leases were £Nil (December 31, 2002: £652,000).

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

Oral

        The Company is currently receiving significant royalty revenues under two collaborative arrangements for its Geomatrix™ technology: Xatral® OD/Uroxatral® and Paxil CR™. Under the terms of these agreements, each of the development partners bore all of the costs of research and development according an agreed budget and are obligated to pay the Company continuing net royalties of between 1.5% and 5% of net sales. In return, the Company granted the development partners exclusive licenses to use the Geomatrix ™ technology in these products throughout the world. The license agreement for Xatral® OD/Uroxatral® was signed in May 1999 with Sanofi-Synthélabo. The license agreement for Paxil CR™ was signed in March 1996 with SmithKline Beecham plc (now part of GlaxoSmithKline). For further discussion of the license agreement for Paxil CR™, see "Item 10: Additional Information – Material Contracts".

        The only collaborative arrangement involving Geomatrix™ technology in which the Company is responsible for conducting clinical trials is the development and licensing agreement for a once-daily version of Requip® (ropinirole) with GlaxoSmithKline, which was entered into in September 1999 with SmithKline Beecham (now part of GlaxoSmithKline). Under the terms of the agreement with GlaxoSmithKline the Company is responsible for all development activities for Requip® oral controlled release tablets up to regulatory filing, in collaboration with GlaxoSmithKline. As part of the agreement, GlaxoSmithKline made an equity investment of £4.9 million in the Company and will pay milestone payments at intervals up to product approval, including an upfront payment. In December 2001 and June 2003, the Company and GlaxoSmithKline amended the 1999 license for Requip® to take account of additional activities that had been undertaken by

SkyePharma. Under the terms of the amendments, the timeline of certain milestone payments was renegotiated together with additional development revenues to reimburse SkyePharma for the additional activities. On commercialization of once-daily Requip®, the Company will receive royalties on future product sales. GlaxoSmithKline will take responsibility for preparing and pursuing all necessary regulatory approvals. The once-daily version commenced Phase III clinical trials in June 2003.

        The Company has a development and license agreement for Dilacor® XR, signed in 1998 with Rorer, a member of the Rhône Poulenc Rorer Group (now part of Aventis Pharma). In 1997, Rorer granted to Watson Laboratories, Inc. (with the consent of the Company) exclusive rights to market, advertise, promote, sell and distribute Dilacor® XR. The grant of rights to Watson Laboratories does not affect any entitlements of the Company or any of the material terms of the collaborative arrangement. The Company no longer receives royalties under this agreement.

        In addition, in 2002 the Company entered into a technology access, license and development agreement with e-nutriceuticals, Inc for the use of the Company's Geomatrix™ technology. In connection with the agreement the Company was issued convertible preferred stock. In August 2003, e-nutriceuticals merged with Vital Living Inc ("Vital Living") and as a result of the merger SkyePharma acquired 14,204,548 common shares in Vital Living. During 2003, the Company acquired additional preferred shares, notes and warrants that in total, assuming conversion, would give the Company a 28.1% stake in Vital Living's ordinary share capital. This investment is recorded within fixed asset investments.

Injectable

        In July 1997, SkyePharma Inc. entered into a marketing and distribution agreement with Pharmacia Corporation. Under the agreement, Pharmacia Corporation acquired rights to market and sell DepoCyt® in countries outside the United States. In February 2000, the Company recovered the rights to DepoCyt® for Japan and Canada. In June 2000, Pharmacia Corporation notified the Company that it was terminating the 1997 Marketing and Distribution Agreement. Subsequently, Pharmacia Corporation assigned the European marketing application to the Company and the Company continued to pursue the European marketing approval. In April 2001, the Company received notification that the CPMP had recommended the granting of marketing authorization for DepoCyte®, for the treatment of neoplastic meningitis from lymphomas. The CPMP's recommendation was forwarded to the European Commission for ratification. In June 2001, the Company licensed the marketing and distribution rights for DepoCyte® in Europe and the Philippines to Elan. In August 2001, the European Commission approved DepoCyte® for marketing throughout the European Union.

        In March 1994, SkyePharma Inc., then known as DepoTech, entered into a collaboration with Chiron to develop and commercialize DepoCyt® for use in the treatment of neoplastic meningitis. The Chiron agreement granted Chiron rights to market and sell DepoCyt® in the United States. In June 2000, the Company licensed the marketing and distribution rights for DepoCyt® in Canada to Paladin Inc.

        In November 2002, the Company re-acquired DepoCyt® marketing, distribution and sales rights for the United States from Chiron Corporation in return for an undisclosed cash payment, and for Canada from Paladin Labs Inc for a nominal sum. In December 2002, Enzon licensed the North American rights to DepoCyt® from the Company for a license fee of $12 million. The Company will manufacture DepoCyt® and Enzon will purchase finished product at 35% of net sales, which will reduce should a defined sales target be exceeded. The Company is also entitled to milestone payments based on the achievement of certain sales levels and the approval of additional indications. At December 31, 2002, the Company had a promissory note with Chiron of $1 million which formed part of the consideration for the reacquisition of the DepoCyt® marketing, distribution and sales rights. The promissory note is repayable in 2004 and bears interest at LIBOR plus 3%.

        Marketing and distribution rights for DepoCyte® for Europe and the Philippines were licensed to Elan Pharmaceuticals ("Elan") in June 2001, but following Elan's decision not to proceed with the planned establishment of an oncology sales force SkyePharma reacquired these European rights during 2003 for an unspecified amount. In June 2003 the Company licensed exclusive marketing and distribution rights for DepoCyte® to Mundipharma for most European and Eastern European countries. Under the terms of the agreement, Mundipharma paid the Company €4.25 million ($4.9 million) on signature plus additional milestone payments that may amount in total to €10.75 million ($12.3 million). The Company will manufacture DepoCyte® and supply it to Mundipharma associates at an agreed transfer price. Mundipharma will also pay SkyePharma an additional royalty on sales plus additional milestones. In February 2004 Mundipharma launched DepoCyte® in Europe.

        In June 2001, the Company licensed the marketing rights for DepoCyt® in Japan and Taiwan to Nippon-Shinyaku. In 2003 the Company licensed marketing rights for DepoCyt® in Brazil to Pharmis.

        In December 2002, the Company entered into a development and commercialization agreement under which Endo Pharmaceuticals Inc. received an exclusive license to the U.S. and Canadian marketing and distribution rights for two of the Company's patented development products, DepoDur™ and Propofol IDD-D™, a product using the Company's IDD solubilization technology, with options to negotiate for other development products in the area of pain management. In return the Company received a $25 million payment on signing in respect of DepoDur™. In addition, the Company may receive further milestone payments up to $95 million which include total milestones of $10 million for DepoDur™ through FDA approval. The total further comprises a $15 million milestone payment when net sales of DepoDur™ reach $125 million in a calendar year, and a $20 million milestone payment when net sales of DepoDur™ reach $175 million in a calendar year. The Company will also receive a share of each product's sales revenue that will increase from 20% to a maximum of 60% of net sales as the products' combined sales achieve certain thresholds in any given year. The agreement provides for the parties to work together and complete the necessary clinical, regulatory and manufacturing work for regulatory approval of DepoDur™ and Propofol IDD-D™ in the United States and Canada. The Company will be primarily responsible for clinical development up to final FDA approval and for product manufacture, including all associated costs. Upon approval, Endo will market each product in the United States and Canada with the Company as supplier. In respect of the first product launched under the agreement, the Company will pay Endo a fixed contribution in relation to marketing activities undertaken by Endo in respect of the first and second year of commercialization. Endo will be responsible for funding and conducting any post-marketing studies and for selling and marketing expenses. The agreement expires with respect to each product upon the later of the expiry of all relevant patents and the 15th anniversary of the date of first commercialization. The agreement may be terminated in various cases, including by Endo in the event the Company experiences delays in obtaining regulatory approval for the products or fails to achieve the target labeling and, without cause, upon sixty days' notice, provided that, in such an event, Endo shall pay an undisclosed termination fee to the Company.

        In April 2004, the Company entered into a strategic marketing agreement with Medeus for the marketing and distribution of DepoDur™ in Europe. The Company will receive a share of sales of DepoDur™ that will increase from an initial 35% to a maximum of 50% of net sales as certain sales thresholds are reached. The Company will also receive a payment on signing and will receive further future milestone payments on attainment of marketing approvals, commercial launches and sales targets; if all targets are met these payments will amount to over €100 million. The Company will be responsible for the cost of manufacturing the product and clinical development required to gain and maintain approvals throughout the expanded EU. Medeus will be responsible for the cost of all sales and marketing of the product, including pre-launch development and any further clinical studies (other than Phase IV studies for market development, for which the parties will collaborate).

        In June 2002, the Company signed a Joint Agreement with GeneMedix to develop an extended release formulation of interferon alpha-2b using the Company's DepoFoam™ technology. Prior to entering into this agreement, the Company had already formulated interferon alpha-2b with its DepoFoam™ technology. Reflecting this, and the value of DepoFoam™ licensing rights, SkyePharma received from GeneMedix non-refundable consideration of £3.25 million. The consideration was in the form of an unsecured Convertible Loan Note, issued by GeneMedix, carrying a 5% coupon, which is convertible at any time into between approximately 8.3 million and 11.2 million fully paid, ordinary GeneMedix shares. GeneMedix has the option to redeem the Note for cash in certain circumstances. In addition, SkyePharma will receive undisclosed milestones payable against progress through clinical development. The two companies will assume equal shares of further development and manufacturing costs and will also share potential milestones and royalties received from a third party on the eventual out-licensing and sales of the product. Following initial studies, the Company and GeneMedix are discussing the future of this collaboration.

Inhalation

        In November 1998, the Company and Novartis agreed to jointly develop a new formulation of Novartis' Foradil® asthma drug using the Company's multi-dose dry powder inhaler. The Company is responsible for producing the drug in its finished form, including supplying both the powder and the device as a product to Novartis. Under the arrangement, Novartis has paid the Company a technology access fee of £0.4 million and made an equity investment in the Company amounting to £6.1 million. Novartis has also agreed to pay the Company royalty income on future worldwide sales of the drug. In return, the Company has granted Novartis an exclusive worldwide license to market Foradil®in the new delivery form.

        In December 2001, the Company signed exclusive agreements with AstraZeneca to develop the next generation of AstraZeneca's Pulmicort® MDI. The Company will apply one of its inhalation delivery technologies using HFA as propellant to replace CFC's in the currently marketed MDIs. Under the terms of the agreement, the Company will be responsible for all pre-clinical and clinical development, as well as compiling regulatory filings for marketing approval. The Company received a signing fee of $2 million and progress related payments could total up to $10 million once marketing approval is granted. AstraZeneca has also agreed to pay the Company royalty income on future net sales of the HFA-based product. The Company has already developed an internal formulation of budesonide, the active ingredient in Pulmicort® that is pharmaceutically stable and suitable for use in an HFA-MDI. Phase II clinical studies on the AstraZeneca formulation have been completed and Phase III clinical studies commenced in June 2003.

Topical

        As set out above under "Drug Delivery Platforms – Topical – Approved Topical Products – Solaraze®", the Company entered into two agreements with Bioglan: for the manufacture, marketing and distribution of Solaraze® in Europe and for the license of marketing rights to the United States, Canada and Mexico. As set out above, during 2001, SkyePharma agreed the transfer of rights to market Solaraze® in the United States, Canada and Mexico from Bioglan to Quintiles. On May 13, 2002, following negotiations with the Administrators of Bioglan, SkyePharma announced an agreement to transfer all rights to market Solaraze® in Europe to Shire for a total consideration up to £15 million, plus royalties on European sales. Of this total consideration, £2.1 million is contingent on conditions including Solaraze®'s launch in certain European countries.

        On April 29, 2004 the Company announced that it had licensed the rights to its dermatology assets, which account for substantially all of its topical drug delivery technologies, for those territories that are not covered by existing licenses, to Trigenesis. The rights relate to three marketed drugs, including Solaraze®, rights to six pipeline products, including Hyclinda and Acyclovir, and six proprietary and complementary delivery technologies, including HA-based technologies, Crystalip, Dermastick, ES-Gel, Dissocubes and Solid Lipid Nanoparticles. Under the agreement, Trigenesis is obligated to exploit the dermatology assets covered by the license and to continue the development of those drug candidates that are currently at the pipeline stage. Trigenesis has also assumed the majority of SkyePharma's existing obligations to third parties with respect to the development of these drug candidates. All rights granted by the Company to licensees under existing licenses remain unaffected by the agreement. In addition, the Company has retained the right to use the technologies subject to the license for the development of a number of new chemical entities in the dermatology area and, in certain cases, also for non-dermal applications.

        The Company received a payment on signing and for each of the six pipeline products may receive additional milestones on completion of Phase III trials and on approval. If all six products reach the market in the United States and Europe, total milestone payments (including the payment on signing) will be in excess of US$20 million. The Company will also receive a 10% royalty on sales of these products by Trigenesis and 35% of any sub-license income. Trigenesis will be obligated to develop the pipeline products and to exploit the delivery technologies and will also assume certain of the Company's existing obligations to third parties involved in development. Trigenesis will be obligated to develop the pipeline products and to exploit the delivery technologies and will also assume certain of the Company's existing obligations to third parties involved in development.

        Subsequent to the completion of the Trigenesis agreement, Trigenesis announced on May 6, 2004, that it was being acquired by Dr Reddy's, an Indian pharmaceutical company, which will assume all the obligations of Trigenesis.

Solubilization

        In December 2002, the Company entered into a development and commercialization agreement under which Endo received an exclusive license to the U.S. and Canadian marketing and distribution rights for two of the Company's patented development products, DepoDur™, an injectable product, and Propofol IDD-D™, with options to negotiate for other development products in the area of pain management. For a discussion of the terms of this agreement, see "Collaborative Arrangements – Injectable".

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

Other Collaborative Arrangements

        In December 2000, SkyePharma entered into an agreement with Paul Capital. Under the agreement, Paul Capital provided a total of $30 million between 2000 and 2002, in return for the sale of a portion of potential future royalty and revenue streams from DepoDur™, Xatral® OD, Solaraze® and DepoCyt®. The monies will be used to fund the clinical development of DepoDur™. Between January 2003 and December 2014, Paul Capital will receive 15% of the annual royalties and revenues from the stated products up to an agreed ceiling. Once the predetermined ceiling is reached, the percentage participation will fall to 3% for the remainder of the period until December 31, 2014.

        In March 2002, SkyePharma entered into a second agreement with Paul Capital. Under the terms of the agreement, Paul Capital paid SkyePharma $30 million during 2002 and 2003, in return for a portion of the future royalty and revenue streams from nine products from the Company's pipeline. The monies will be used principally to fund the clinical development of Propofol IDD-D™ and HFA-formoterol. The nine products referred to are Propofol IDD-D™ and HFA-formoterol, the lipid-lowering drug fenofibrate, an anti-cancer agent busulfan, an intravenous formulation of the antibiotic oxytetracycline, oral budesonide to treat inflammatory bowel disease, HFA-budesonide and Foradil®, for the treatment of asthma, and the anti-depressant Paxil CR™. Between January 2002 and December 2015, Paul Capital will receive between 4% and 20% of the annual royalties and revenues from the total of nine products. The 20% rate applies first. The percentage then falls, when an agreed return is achieved, to 12.5% until a second ceiling is reached, before falling to 4% for the remainder of the period until December 31, 2015. During 2002 and 2003, the 20% rate will be reduced based on the percentage of the total $30 million already funded. In addition, should the share of royalties received by Paul Capital not meet minimum returns, SkyePharma may issue SkyePharma ordinary shares up to a value of $7.5 million. The number of ordinary shares to be issued is capped based upon a minimum price of 55 pence per share. Also under the terms of these agreements, Paul Capital has been issued warrants carrying rights to subscribe for 5 million SkyePharma ordinary shares at an exercise price of 73.75 pence, representing a 25% premium to the average trading price for the five trading days immediately prior to the closing date.

        In December 2001, the Company entered into several agreements concerning the development of Astralis' novel injectable vaccine therapy, for the treatment of all forms of psoriasis, a chronic skin disorder. A first generation of Psoraxine™, developed by Astralis, has completed clinical studies in Venezuela with encouraging results. Under the terms of a technology access agreement, the Company received from Astralis a $5 million license fee, for access to DepoFoam™ and other relevant drug delivery technologies. In addition, through a service agreement, the Company will provide all development, manufacturing, pre-clinical and clinical development services to Astralis for second generation Psoraxine™, up to the completion of Phase II clinical studies. In the event that Phase II studies are successfully completed, Astralis will offer SkyePharma the option to acquire the worldwide licensing and distribution rights to Psoraxine™. If SkyePharma does not exercise the option, Astralis will seek a marketing partner to fund Phase III clinical studies and to provide a sales and marketing infrastructure. In September 2003 Astralis initiated a Phase I clinical trial in the United States. This trial was successfully completed and in March 2004 Astralis announced that it had initiated a Phase II clinical trial in the United States.

        In a separate transaction, the Company made a total equity investment in Astralis of $20 million in convertible preferred shares. In January 2004 SkyePharma converted all of its convertible preferred shares into 25 million common shares, 12.5 million of these being in escrow. The resulting holding represents approximately 35.7% of the common shares of Astralis.

        On May 14, 2002, SkyePharma announced its intention to enter a wide ranging strategic collaboration with Kowa Company Ltd., a leading Japanese company with substantial pharmaceutical interests. Kowa and SkyePharma also signed a separate non-binding Letter of Intent to evaluate Kowa's acquisition of a 50% interest in SkyePharma's manufacturing facility in Lyon. Kowa and the Company are still evaluating the proposal although no significant activity took place in the last year in respect of this. On June 25, 2002, the Company announced that in accordance with the terms of an agreement dated May 13, 2002, and following shareholder approval at an Extraordinary General Meeting of the Company held on June 7, 2002, thirty million ordinary shares of 10p each in SkyePharma PLC had been allotted to Kowa Company Limited, for a total consideration of £25,320,000. This represented a holding of 5.01% after the investment. As part of its investment, Kowa had the right to appoint a non-executive director to the board of SkyePharma and on October 30, 2002, the Company confirmed the appointment of Mr. Torao Yamamoto as a Non-executive Director of SkyePharma. Kowa and SkyePharma have an active relationship involving the formulation, development scale-up and manufacturing for clinical trials for a number of products in Kowa's development pipeline including a new lipid lowering agent, NK-104.

        In January 2003, the Company and Enzon Pharmaceuticals, Inc. agreed a strategic alliance based on a broad technology access agreement. The two companies will draw on their combined drug delivery technology and expertise to jointly develop up to three products for future commercialization. These products will be based on the Company's proprietary platforms in the areas of oral, injectable and topical drug delivery, supported by technology to enhance drug solubility and Enzon's proprietary PEG modification technology, for which Enzon received a US$3.5 million technology access fee. The Company will receive a milestone payment for each product based on its own proprietary technology that enters Phase II clinical development. Research and development costs related to the technology alliance will be shared equally, as will future revenues generated from the commercialization of any jointly-developed products. Whilst a number of compounds have been evaluated, there are currently no products in active development under this technology alliance. PEG technology involves the attachment of polyethylene glycol to therapeutic proteins or small molecules, for the purpose of enhancing therapeutic value. Polyethylene glycol is a relatively non-reactive and non-toxic polymer that is frequently used in food and pharmaceutical products. The attachment of polyethylene glycol to a molecule increases its molecular weight, and for some proteins and small molecules can impart better solubility and stability, reduce immune responses, improve therapeutic and/or safety profiles and simplify or improve dosing regimens.

        On May 17, 2004 the Company announced an exclusive agreement with First Horizon through which the Company granted First Horizon the exclusive U.S. marketing and distribution rights for an undisclosed cardiovascular product. This product is currently under review by the FDA for approval, which is expected by the end of 2004. In addition, First Horizon also obtained the right of first refusal to negotiate a license to develop and commercialize a future cardiovascular product utilizing the Company's delivery technology.

        The Company will receive a total of up to $50 million in milestone payments and 25% of First Horizon's net sales of the product. $5 million was paid to the Company upon signing the Agreement and up to an additional $15 million is payable thereafter, all of which are contingent upon milestones related to FDA approval. In addition to the $20 million in payments, the Company will receive up to $30 million in sales based milestone payments. The Company will manufacture and supply the product from its Lyon manufacturing facility. The Company will also make a contribution of up to $5 million to First Horizon's initial marketing expenses to establish the product.

Item 19: Exhibits

1.1	Memorandum and Articles of Association of SkyePharma PLC
	1.1.1	Memorandum of Association of SkyePharma PLC**
	1.1.2	Articles of Association of SkyePharma PLC, as amended on May 30, 2002***
4.1	Solaraze® Agreements with Bioglan
	4.1.1	Licensing and manufacturing agreement for Europe dated March 13, 2000 between JagoTech AG and Bioglan Pharma PLC**+
	4.1.2	Addendum agreement for the U.S. dated December 28, 2000 between JagoTech AG and Bioglan Pharma PLC**+
4.2	Directors and Officers Service Contracts
	4.2.1	Contract of employment between the Company and Donald Nicholson dated February 28, 1996**
	4.2.2	Proforma letter of appointment in respect of the appointment of Non-executive Directors**
4.3	Share Purchase Plans
	4.3.1	The SkyePharma PLC Deferred Share Bonus Plan***
4.4	Amendments to the 1996 Acquisition Agreement, dated April 7, 2000 and May 11, 2000, between Dr Jacques Gonella and SkyePharma PLC*
4.5	Development and Marketing Strategic Alliance Agreement among Endo Pharmaceuticals Inc., SkyePharma Inc. and SkyePharma Canada Inc. dated as of December 31, 2002 **** +
4.6	License Agreement, dated March 20, 1998, between SmithKline Beecham plc (now part of GlaxoSmithKline plc), Jagotec AG and Jago Pharma AG++
8.1	List of SkyePharma PLC's subsidiaries (See "Item 4: Information on the Company – Business Operations – Organizational Structure")
12.1	Certification of Michael Ashton filed pursuant to 17 CFR 240.13(a) – 14(a)
12.2	Certification of Donald Nicholson filed pursuant to 17 CFR 240.13(a) – 14(a)
13.1	Certification of Michael Ashton filed pursuant to 17 CFR 240.13(a) – 14(b) and 18 U.S. C/1350(a) and (b)
13.2	Certification of Donald Nicholson filed pursuant to 17 CFR 240.13(a) – 14(b) and 18 U.S. C/1350(a) and (b)
14.1	Consent of independent auditors

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

**
Incorporated by reference to the Company's Annual Report on Form 20-F for the financial year ended December 31, 2000 (Commission File No. 0-29860)

***
Incorporated by reference to the Company's Annual Report on Form 20-F for the financial year ended December 31, 2001 (Commision File No. 0-29860)

****
Incorporated by reference to the Company's Annual Report on Form 20-F for the financial year ended December 31, 2002 (Commision File No. 0-29860)

+
Confidential treatment has been granted for portions of this document. The information omitted pursuant to such confidential treatment order has been filed separately with the SEC in accordance with Rule 24b-2 under the Securities Exchange Act of 1934, as amended ("Rule 24b-2")

++
Confidential portions of this exhibit have been omitted and filed separately with the SEC pursuant to a confidential treatment request in accordance with Rule 24b-2

QuickLinks

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
  Item 16A: Audit Committee Financial Expert
  Item 16B: Code of Ethics
  Item 16C: Principal Accountant Fees and Services
  Item 16D: Exemption from the Listing Standards for Audit Committee
  Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers
PART III
  Item 17: Financial Statements
  Item 18: Financial Statements
SIGNATURES
  Item 19: Exhibits