Form 20-F
period 2004-12-31
SKYEPHARMA PLC
filed 2005-06-27
CIK 1018117

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 27, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2004 OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from N/A to N/A
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

        Ordinary shares, nominal value 10p each 622,398,743

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

        Until December 31, 2004, the Company prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United Kingdom ("U.K. GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). For a description of the principal differences between U.K. GAAP and U.S. GAAP as they relate to SkyePharma and a reconciliation to U.S. GAAP of the Company's U.K. GAAP (loss)/ profit for the years ended December 31, 2004, 2003 and 2002 and shareholders' funds at December 31, 2004 and 2003, see Note 32 of the Notes to the Consolidated Financial Statements included in Item 18 of this Form 20-F. From January 1, 2005, the Company will prepare its accounts in accordance with International Financial Reporting Standards ("IFRS") published by the International Accounting Standards Board ("IASB").

STATISTICAL DATA

        Except where otherwise indicated, figures included in this Form 20-F relating to pharmaceutical market sales are obtained from the Company's collaborative partners.

FORWARD-LOOKING STATEMENTS

        This Form 20-F contains certain forward-looking statements, as defined in Section 21E of the Securities Exchange Act of 1934, with respect to the financial condition, results of operations and business of the Company and certain of the plans and objectives of the Board of Directors of the Company with respect thereto. Such statements may generally, but not always, be identified by the use of words such as "anticipates", "should", "expects", "estimates", "believes" or similar expressions. Such statements in this Form 20-F include, but are not limited to, statements under the following headings: (1) "Item 4: Information on the Company"; (2) "Item 5: Operating and Financial Review and Prospects"; (3) "Item 8: Financial Information"; and (4) "Item 11: Quantitative and Qualitative Disclosures About Market Risk". Specific risks faced by the Company are described under "Risk Factors" on pages 8 to 18. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will materialize. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this Form 20-F could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements.

EXCHANGE RATE INFORMATION

        The table below sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rates for pounds sterling expressed in U.S. dollars per pound. The period average data set forth below is the average of the Noon Buying Rates on the last day of each full month during the period.

        Fluctuations in the exchange rate between the pound sterling and the U.S. dollar will affect, among other things, the U.S. dollar equivalent of the pound sterling price of the Company's ordinary shares on the London Stock Exchange ("LSE"), which is likely to affect the market prices of its ADSs in the United States.

	High	Low	Period Average	Period End
2000	1.6538	1.3997	1.5156	1.4955
2001	1.5045	1.3730	1.4382	1.4543
2002	1.6095	1.4074	1.5025	1.6095
2003	1.7842	1.5500	1.6450	1.7842
2004	1.9482	1.7544	1.8356	1.9160
	High	Low
December 2004	1.9482	1.9125
January 2005	1.9058	1.8647
February 2005	1.9249	1.8582
March 2005	1.9292	1.8657
April 2005	1.9197	1.8733
May 2005	1.9048	1.8205

        On June 24, 2005 the Noon Buying Rate was $1.8221 per £1.00

        For a discussion of the impact of exchange rate fluctuations on the Company's operating results, see "Item 5: Operating and Financial Review and Prospects – Operating Results".

PART I

Item 1: Identity of Directors, Senior Management and Advisers

        Not applicable

Item 2: Offer Statistics and Expected Timetable

        Not applicable

Item 3: Key Information

Selected Financial Data

        The selected financial data set forth below for the Company, for the years ended December 31, 2004, 2003, 2002, 2001 and 2000, has been derived from, and should be read in conjunction with, the Company's Consolidated Financial Statements, including the Notes to those Statements included in this report. The Consolidated Financial Statements of the Company for the years ended December 31, 2001 and 2000 have been audited by PricewaterhouseCoopers, independent Chartered Accountants. The Consolidated Financial Statements of the Company for the years ended December 31, 2004, 2003 and 2002 have been audited by PricewaterhouseCoopers LLP, independent Chartered Accountants.

        The selected financial data has been prepared on the basis of U.K. GAAP, which differs in certain significant respects from U.S. GAAP. A description of these differences and a reconciliation to U.S. GAAP of the Company's U.K. GAAP (loss)/profit for the years ended December 31, 2004, 2003 and 2002 and shareholders' funds at December 31, 2004 and 2003 are set out in Note 32 to the Consolidated Financial Statements.

        For exchange rate information, see "Exchange Rate Information" on page 4 of this Form 20-F. Solely for the convenience of the reader, the pound sterling amounts as of and for the year ended December 31, 2004 have been translated into U.S. dollars at the Noon Buying Rate on December 31, 2004 of $1.9160 per £1.00.

        For a discussion of the impact of exchange rate fluctuations on the Company's operating results, see "Item 5: Operating and Financial Review and Prospects – Operating Results".

        The following table sets forth selected consolidated financial information as of and for the five years ended December 31, 2004.

SkyePharma PLC

	For the year ended December 31,
Consolidated Income Statement Data	2000		2001		2002		2003		2004		2004
	(in thousands, except per share data)
U.K. GAAP(1)
Turnover(2)	£24,292		£46,126		£69,573		£53,152		£62,168		$119,114
Cost of sales	(15,598)		(18,820)		(24,830)		(29,786)		(31,154)		(59,691)

Gross profit	8,694		27,306		44,743		23,366		31,014		59,423
Selling, marketing and distribution expenses	(3,844)		(4,804)		(4,769)		(4,348)		(1,728)		(3,311)
Administration expenses	(12,630)		(16,025)		(20,192)		(34,143	)(3)	(23,251	)(4)	(44,549	)(4)
Research and development expenses	(13,104)		(17,918)		(29,285)		(30,520)		(27,961)		(53,573)
Other operating income	2,900		6,342		14,219		6,126		1,237		2,370

Group operating (loss)/profit	(17,984)		(5,099)		4,716		(39,519)		(20,689)		(39,640)
Profit on disposal of investment	—		—		—		—		2,021		3,872
Share of loss in associate	—		(578)		—		—		(16)		(31)

(Loss)/profit on ordinary activities before interest and taxation	(17,984)		(5,677)		4,716		(39,519)		(18,684)		(35,799)
Interest receivable	1,806		1,251		1,081		1,029		758		1,452
Interest payable	(3,508)		(4,951)		(4,464)		(4,493)		(6,122)		(11,730)

(Loss)/profit on ordinary activities before taxation	(19,686)		(9,377)		1,333		(42,983)		(24,048)		(46,077)
Taxation	(4)		(75)		(224)		(240)		(248)		(474)

Retained (loss)/profit(2)	£(19,690)		£(9,452)		£1,109	(8)	£(43,223)		(24,296)		(46,551)

Basic weighted average number of shares(5)	508,228		526,250		577,018		609,855		615,203		615,203
Diluted weighted average number of shares(5)	508,228		526,250		597,095		609,855		615,203		615,203
Basic and diluted (loss)/profit per ordinary share(5)	(3.9	)p	(1.8	)p	0.2p		(7.1	)p	(3.9	)p	$(0.075)
U.S. GAAP(1)
Turnover	£24,103		£44,192		£42,586		£66,538		£75,220		$144,121
Group operating loss	£(26,953)		£(27,517)		£(36,205)		£(23,632)		£(1,321)		$(2,531)
Net loss under U.S. GAAP(6)	£(29,201)		£(44,887)		£(49,986)		£(38,638)		£(20,767)		$(39,790)
Basic and diluted net loss per share(5)(6)	(5.7	)p	(8.5	)p	(8.7	)p	(6.3	)p	(3.4	)p	$(0.065)
Principal Reconciling Differences to U.S. GAAP
Purchase accounting and goodwill	(5,146)		(24,672)		(328)		4,348		4,675		8,957
Sale of royalty interests	(2,900)		(7,564)		(19,405)		(12,591)		(6,954)		(13,324)
Revenue recognition	(189)		(1,934)		(26,987)		13,386		13,052		25,007
Share of loss in associate	—		(1,019)		(4,725)		(1,554)		(3,809)		(7,298)
Other reconciling items	(1,276)		(246)		350		(996)		(3,435)		(6,581)

(1)
All results, under U.K. GAAP and U.S. GAAP, represent continuing operations.

(2)
RTP Pharma Inc. ("RTP") was acquired on December 27, 2001. During the period from December 27, 2001 to December 31, 2001 RTP made no contribution to turnover and contributed a loss of £39,000 to the Company's net loss. In the period from July 19, 2001 to December 27, 2001, SkyePharma owned 40.2% of RTP and the results of its operations were included in "Share of loss in associate". On December 27, 2001 SkyePharma achieved control of RTP. RTP was renamed SkyePharma Canada Inc. on April 24, 2002. In 2002, SkyePharma Canada Inc. contributed revenue of £3.9 million, but negatively impacted the full year results by £1.9 million (2001: £0.6 million) primarily due to the amortization of goodwill.

(3)
Administrative expenses in 2003 included an exceptional charge of £9.5 million. This included a restructuring charge of £2.7 million relating to costs in connection with staff reductions arising from the reorganization of the Company's research and development operations and other business functions. The exceptional charge also included a further non-cash charge of £4.0 million in respect of the impairment of intellectual property and tangible fixed assets related to the reorganization. In addition, £1.6 million related to a write-down in the value of investments. A further £1.2 million of the charge related to the settlement of a licensing dispute.

(4)
Administration expenses in 2004 include an exceptional charge of £4.7 million. This includes £1.2 million relating to the reorganization of some research and development operations and other business functions described in footnote (3). A charge of £3.5 million was recorded for a provision for diminution in value of fixed asset investments.

(5)
The Company has calculated retained (loss)/profit per share data using the weighted average number of shares issued and outstanding for each period as set out in the table above. Basic and diluted (loss)/profit per ordinary share are set out in the table above. In the years ended December 31, 2000, 2001, 2003 and 2004, there is no difference between basic and diluted (loss)/profit per share since all potential ordinary shares including convertible bonds, warrants and options are anti-dilutive. In 2002 there is a difference between basic and diluted (loss)/profit per share due to the existence of dilutive potential ordinary shares at December 31, 2002. Since the number of dilutive potential ordinary shares at December 31, 2002 is small, basic and diluted (loss)/profit per share are the same when expressed to one decimal place.

(6)
Net loss under U.S. GAAP and basic and diluted net loss per share have been restated for the years ended 2001, 2002 and 2003 due to equity accounting of the investment in Astralis as indicated in note 32(10); Fixed asset investments — Investments in associates.

        For information on acquisitions during the years ended December 31, 2004, 2002 and 2001, see Note 28 of the Notes to the Consolidated Financial Statements.

SkyePharma PLC

	As of December 31,
Consolidated Balance Sheet Data	2000	2001	2002	2003	2004	2004
	(in thousands, except number of shares)
U.K. GAAP
Fixed assets(1)	£112,374	£156,839	£164,393	£159,735	£152,251	$291,713
Cash and short term bank deposits	42,878	26,892	28,061	23,240	15,337	29,386
Total assets(1)	163,825	200,031	230,878	200,910	190,075	364,184
Net Assets(1)(2)	68,952	94,593	123,242	84,870	63,623	121,902
Share Capital	54,132	58,402	62,546	63,067	63,440	121,551
Number of shares	517,322,768	560,023,339	613,458,067	618,669,940	622,398,743	622,398,743
U.S. GAAP
Total assets(1)	290,317	305,102	325,163	296,201	242,029	463,728
Net Assets(1)(2)	145,929	141,551	132,786	94,434	84,699	162,283

(1)
Fixed assets, total assets and net assets have been restated due to the adoption of UITF 38; Accounting for ESOP trusts and the equity accounting of the investment in Astralis as indicated in note 32(10); Fixed asset investments — Investments in associates.

(2)
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

Extensive government regulation may cause increased costs and delays in developing and marketing products

        The Company is subject to extensive government regulation. The U.S. Food and Drug Administration ("FDA"), the European Medicines Evaluation Agency ("EMEA") and other national regulatory authorities require rigorous pre-clinical testing, clinical trials and other procedures prior to approving drugs for human use. Numerous regulations also govern the manufacturing, safety, labeling, storage, record keeping, reporting and marketing of such drugs. These requirements vary widely from country to country, as does the time required to complete pre-clinical testing and clinical trials and to obtain regulatory approvals to sell drugs. The process of obtaining these approvals and complying with applicable government regulations is time consuming and expensive. If the FDA or other national regulatory authorities increase the number of clinical trials required for the approval of drugs, the Company could face increased costs and significant development delays before the Company will be able to sell its products commercially. In addition, changes in regulatory policy or additional regulations adopted during product development could also result in delays or rejections in obtaining marketing approvals from regulatory authorities.

        Most of the products that the Company develops will require a new drug application ("NDA") filing with the FDA before they can be marketed in the United States. Based on current practice, the Company generally expects it to take less than two years from the date of filing for the FDA to approve an NDA for a product formulation. However, the Company cannot predict the exact time required or the outcome of the approval process for any of its product candidates with any certainty.

        A number of products using the Company's technologies have not yet been approved for marketing by regulators. These product candidates are at various stages of development, ranging from pre-clinical studies to Phase III clinical trials and those that have been filed for approval. The Company cannot be certain that its product candidates will prove safe and effective in clinical trials or that it will obtain further regulatory approvals of any such products. These products will require expensive and lengthy testing and regulatory clearances before they can be sold commercially.

Products for which the Company obtains regulatory approval may not succeed in the market

        Although the Company carries out commercial feasibility assessments and extensive clinical trials on all its products before they are launched, newly launched products may not achieve broad market acceptance. The successful launch of a new pharmaceutical product involves a substantial investment in sales and marketing costs, launch stocks and other items. If a new product cannot be manufactured at an acceptable cost or does not succeed as anticipated or its rate of sales growth is slower than anticipated, there is a risk that it could have a material adverse effect on the Company's financial condition and results of operations.

        In addition, pre-clinical testing or clinical testing may not accurately predict safety or effectiveness in broader human use. For a new product, it can be difficult to establish from available data a meaningful and reliable assessment of its eventual efficacy and/or safety in the market.

Competition and technological change may render the Company's products or technologies uncompetitive or obsolete

        The drug development industry is highly competitive and rapidly evolving, with significant developments expected to continue at a rapid pace. The Company's success will depend on maintaining a competitive position and developing efficient and cost-effective products and technologies. The Company's products will compete with other drugs and methods for delivering drugs. The Company cannot be certain that any of its products will have advantages that will be significant enough to cause medical professionals to prescribe or recommend them. New drugs or further development in alternative drug delivery methods may provide greater benefits or may offer comparable performance at lower cost than the Company's products or technologies. The Company cannot be certain that developments by other companies will not render its products or technologies uncompetitive or obsolete.

        Many of the Company's competitors have longer operating histories and greater financial, marketing and other resources. Such competitors may prove to be more successful in developing competing technologies, obtaining regulatory approvals and marketing their products than the Company because of greater financial resources, stronger sales and marketing teams or other factors.

        The Company will face competition with respect to the products it is developing under its collaborative arrangements with leading pharmaceutical companies including competition from other products developed and produced by the Company's collaborative partners and branded and generic products manufactured by other companies.

The Company's business may give rise to product liability claims not covered by insurance or indemnification

        The design, development and manufacture of the Company's products involve an inherent risk of product liability claims.

        Although the Company generally relies on indemnity provisions in its agreements with its collaborative partners to protect itself against the possibility of product liability claims the Company has obtained product liability insurance in respect of pharmaceutical products it is developing in conjunction with such partners. This product liability insurance also covers liabilities associated with the commercial sale of products marketed by third parties using the Company's technology.

        The Company has also obtained clinical trial insurance for current human clinical trials and bio-equivalence studies involving its products under development and intends to obtain insurance for future clinical trials and bio-equivalence studies of additional products under development.

        The Company believes that its product liability and clinical trial insurance, together with the indemnity provisions in its collaborative agreements, is adequate for current operations. However, the coverage limits of this insurance and the indemnity provisions in the Company's collaborative agreements may not be adequate to cover all potential claims. Product liability and clinical trial insurance is expensive and may be difficult to obtain or maintain on commercially reasonable terms. A successful claim against the Company in excess of the Company's insurance coverage or outside the scope of the indemnity given by its collaborative partners could adversely affect the Company's results of operations.

The Company's revenues may be reduced and costs increased as a result of third-party payor cost containment measures

        The Company's ability to achieve profitability in its businesses depends in part on the extent to which appropriate levels of reimbursement for products and related treatments are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations. These third-party payors are increasingly challenging the pricing of pharmaceutical products and seeking ways to replace more expensive pharmaceuticals with cheaper alternatives. The trend toward managed healthcare in the United States and the growth of organizations such as health maintenance organizations in the United States could significantly influence the purchase of pharmaceutical products, thereby resulting in lower prices and reduced demand for the Company's products under development. Such cost containment measures could affect the Company's ability to sell products under development and may adversely affect the Company.

Healthcare reform proposals may adversely affect the Company's business

        The efforts of governments to contain or reduce the cost of health care will continue to affect the business and financial condition of drug companies. A series of health care reform proposals announced in recent years have created uncertainty that could adversely affect the Company's ability to raise funds and to identify and reach agreements with potential partners. Such proposals could adversely affect the Company's business. Furthermore, the Company's ability to commercialize potential products may be adversely affected to the extent such proposals have an adverse effect on the business, financial condition and profitability of other companies that are the Company's current or prospective collaborators for some of such products.

The Company's revenues tend to fluctuate

        The Company's revenues principally derive from contract development. Contract development revenues include milestone payments and that portion of the Company's research and development expenses that the Company charges to its partners pursuant to collaborative arrangements with these partners. The amount of the Company's contract development revenue in any given period will depend on a number of unpredictable factors, including scientific developments, the ability of the Company to find suitable partners, the timing of the negotiation and conclusion of agreements with such partners, whether and when the Company achieves milestones agreed with its partners, such as the timing of regulatory approvals and the market introduction of new products, and other factors. As a result, the Company's revenues tend to fluctuate materially on a monthly, semi-annually and yearly basis. The Company believes that its revenues will continue to fluctuate in the near to medium term as a result of the factors described above.

The Company may not achieve and sustain profitability

        In 2003, SkyePharma reported a full year net loss of £43.2 million and in 2004 a full year net loss of £24.3 million. As a result of these losses, the Company's consolidated net assets at December 31, 2004 declined to £63.6 million, compared with £84.9 million at December 31, 2003 and £123.2 million at December 31, 2002. If and when the Company achieves profitability is dependent upon a number of factors, including the timing and recognition of milestone payments and license fees received, the timing of contract development revenues and the amount of discretionary investment the Company chooses to make in furthering its own product portfolio. As a consequence, the Company cannot assure you that it will be able to achieve and sustain profitability. See "Item 5: Operating and Financial Review and Prospects".

        Other factors that will affect whether the Company achieves and sustains profitability include its ability, alone or together with its partners, to:

  •
  develop products utilizing its technologies, either independently or in collaboration with other pharmaceutical companies;

  •
  receive necessary regulatory and marketing approvals;

  •
  establish and expand its manufacturing;

  •
  achieve market acceptance for its products;

  •
  receive royalties on products that have been approved, marketed or submitted for marketing approval with regulatory authorities in line with the Company's current forecasts; and

  •
  maintain sufficient funds to finance its activities.

The Company is dependent on its Geomatrix™, DepoFoam™ and inhalation technologies, as to which further successful development is uncertain

        The Company's ability to increase revenues and achieve profitability is largely dependent on its Geomatrix™, DepoFoam™, and inhalation technologies. Approximately 47% of the Company's revenues for the year ended December 31, 2004 derived from royalties, product sales, contract development and milestone payments relating to its Geomatrix™ technologies, approximately 16% from royalties, product sales, contract development and milestone payments relating to its DepoFoam™ technologies and approximately 22% from royalties, product sales, contract development and milestone payments relating to its inhalation technologies. In order to increase revenues from these technologies, the Company must continue to obtain new development contracts with third parties or develop, license and manufacture new formulations of commercially available drugs using these technologies. The Company cannot assure you that it will be able to obtain such contracts or successfully develop new formulations internally.

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

        The Company has successfully developed two drug products incorporating DepoFoam™ technologies. The first, DepoCyt® was approved by the FDA in April 1999 and a second product, DepoDur™, (previously referred to as DepoMorphine), was approved by the FDA in May 2004.

        The Company is developing two advanced inhalation technologies to deliver medicines to a patient's lungs without relying on aerosol inhalers powered by chloro-fluoro-carbon ("CFC")-based propellants. The Company has successfully developed one drug product incorporating its inhalation technologies, the Foradil® Certihaler®, which received an approvable letter from the FDA in October 2003 and a second approvable letter in December 2004. This means that the product may be approved by the FDA subject to resolution of certain outstanding issues. Novartis is preparing to provide the FDA with additional data requested. The Foradil® Certihaler® was approved by the Swiss Pharmaceutical Regulatory Authority in March 2004 and is now approved in six European and five Latin American countries.

        The Company cannot assure you that it will be able to develop successfully future products using its Geomatrix™, DepoFoam™ or inhalation technologies. The development and formulation of oral and injectable controlled release and inhalation products is difficult and time-consuming. Each drug compound is different, and there can be no assurance that a drug delivery system that works with one product will work with another.

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

Failure by the Company's collaborative partners to fulfill their obligations to the Company to provide funding, obtain regulatory approvals and conduct marketing activities could adversely affect the Company's business

        The Company's ability to develop and market its present and future products depends in large part on its ability to maintain its existing, and enter into new collaborations with third parties. If any of the Company's partners becomes insolvent or terminates or otherwise fails to fulfill its obligations with the Company, the Company's business could be adversely affected. In particular, the Company faces the following risks with respect to collaborative partners:

  •
  Funding.  The Company has entered into a number of collaborative arrangements with various pharmaceutical companies for the development and commercialization of products using its technologies. Some of the Company's collaborative partners are, however, development stage companies whose business prospects are uncertain and who face similar risks as the Company. If the Company becomes unable to continue to obtain funding for its development activities through its collaborative arrangements or if its collaborative partners fail to make payments due under the development and commercialization agreements, the Company's business would be adversely affected.

  •
  Regulatory Approvals.  The Company generally depends upon its collaborative partners to secure the necessary regulatory approvals of new pharmaceutical formulations utilizing its technologies. In these cases, the Company has no control over the timing of the regulatory filings and in which countries they may be filed. Its partners may follow a regulatory strategy that does not maximize the royalty income that the Company may receive from its technologies. In addition, the Company's partners may choose not to file for regulatory approval of a product successfully formulated with its technologies. Even if the Company's partners do file for regulatory approval, they may fail to devote the necessary resources and expertise to secure approval.

  •
  Marketing.  At present, the Company is not involved in the consumer marketing of new products formulated with its technologies and therefore depends on its collaborative partners for such marketing from which it earns revenues including royalties. The Company's future revenues largely depend on the success of such marketing efforts, which are beyond its control. For example, Paxil CR™ was approved by the FDA in February 1999 but was not launched by GlaxoSmithKline PLC ("GlaxoSmithKline") until April 2002 and in March 2005 GlaxoSmithKline announced that the FDA had halted supplies of Paxil CR™ due to manufacturing issues.

If the Company is unable to obtain additional funding on favorable terms, its research and development and ability to commercialize its products would be adversely impacted

        If the Company's currently available funds and internally generated cash flow are not sufficient to satisfy its financing needs, the Company will be required to seek additional funding through other arrangements with corporate collaborators, through bank borrowings or through public or private sales of its securities, including equity securities. Any such collaboration could result in limitations on the resources the Company could devote to research, development and commercialization of new products and product candidates, if any, as well as its profits therefrom. In addition, the terms of any future bank borrowings could place restrictions on the Company's ability to take certain actions, and any equity financing could result in dilution to the Company's shareholders. The Company does not currently have any committed sources of additional capital. There can be no assurance that additional funds will be available to the Company, if and when needed, on a timely basis, on favorable terms or at all, or that such funds, if raised, would be sufficient to permit the Company to continue to conduct its operations. If adequate funds are not available, the Company may be required to curtail significantly, or discontinue, one or more of its research and development programs.

        For more information on the Company's liquidity and capital resources, see "Item 4: Information on the Company – Business Operations – Collaborative Arrangements" and "Item 5: Operating and Financial Review and Prospects".

A failure to obtain and maintain patents and proprietary rights may adversely affect the Company's business

        The Company's success, competitive position and the amount of royalty income it receives each depend in part on its ability to obtain and maintain patent and trade secret protection, particularly for its drug delivery technologies. Patent and other intellectual property protection of its drug delivery and formulation technologies is important to the Company's business and its future performance will depend in part on its ability to obtain patents and maintain confidential and trade secret information. The Company's performance will also be affected by its ability to operate without infringing the intellectual property rights of others.

        While the Company intends to obtain patents for as many of its technologies as possible, the process of obtaining patents is lengthy and expensive. There can be no assurance that patents will be granted in connection with any of the Company's currently pending or future applications or that they will be valid and of sufficient scope and strength to provide the Company with meaningful legal protection or any commercial advantage. In addition, intellectual property protection may be unavailable or limited in some of the countries in which the Company does business. The laws of some foreign countries do not afford the Company's inventions the same degree of legal protection as the laws of the United States. In addition, patent laws may change over time. The Company cannot predict the effect that any such changes would have on its business and its ability to protect commercially sensitive information. If the Company fails to obtain or maintain sufficient protection for its current and future products and technologies, its ability to successfully commercialize these products and technologies could be adversely affected.

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

        The Company also engages in collaborations, sponsored research agreements and other arrangements with academic researchers and institutions, some of which have received and may receive funding from government agencies. Although the Company seeks to retain ownership of all intellectual property rights pertaining to inventions which may result from such collaborations, there can be no assurance that the governments, institutions researchers or other third parties will not also have certain rights to such inventions.

        For more information on the Company's patents and proprietary rights, see "Patents and Proprietary Rights".

The Company may not be able to maintain its exclusive technology rights to DepoFoam™ from the Research Development Foundation

        The Company's DepoFoam™ business depends in part on its ability to continue to use technology rights that the Research Development Foundation ("RDF") assigned to a subsidiary of the Company on an exclusive basis. Under the agreement, RDF has the right to terminate the agreement or to convert the exclusive nature of the rights granted under the agreement into a nonexclusive right if the subsidiary does not satisfy its contractual obligations, including its obligation to make certain minimum annual payments. RDF may also terminate the agreement if the Company's subsidiary becomes bankrupt, breaches the agreement or contests the patents relating to this technology. The termination of the subsidiary's agreement with RDF or its conversion to a nonexclusive agreement would adversely affect the Company's DepoFoam™ business.

Failure to comply, or the costs of complying, with environmental, health and safety regulations could adversely affect the Company's business

        The Company's business is subject to regulation relating to the protection of the environment and health and safety, including regulations governing air emission, effluent discharge, and the use, generation, manufacture, storage, handling and disposal of certain materials. The Company believes that it is in compliance in all material respects with all such laws, rules, regulations and policies applicable to the Company. However, there can be no assurance that the Company will not be required to incur significant costs to comply with such environmental and health and safety laws and regulations in the future.

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

Failure by the Company to fulfill its obligations to its collaborative partners in respect of manufacturing or to enter into new or maintain its existing manufacturing arrangements could adversely affect the Company's business

        The Company has its own manufacturing sites in Lyon, France, Muttenz, Switzerland and San Diego, California. However, for the manufacture of certain of its existing products, and certain of those currently in development, including the Foradil® Certihaler® and Propofol IDD-D™, the Company will depend on manufacturing partners. If the Company loses one of its current manufacturing partners, fails to enter into agreements with new manufacturing partners or experiences delays in finding such partners, its ability to develop and manufacture products and to meet its obligations in its existing collaborative arrangements could be adversely affected.

Failure by the Company to keep its manufacturing facilities in compliance with required standards could result in delays in manufacturing and additional costs

        The Company believes that each of its manufacturing facilities is substantially in compliance with current good manufacturing practices (cGMP) and the applicable regulatory standards. There can be no assurance, however, that the Company's facilities will be found to meet or, in those instances in which a facility has previously been approved for the manufacture of a particular drug, maintain cGMP or applicable regulatory standards. Failure of the Company's manufacturing facilities to meet or maintain such standards could delay or interfere with the Company's plans to scale-up manufacturing or manufacture commercial quantities of its product candidates.

        In those instances in which a manufacturing facility has previously been approved, the Company's facilities will need to pass periodic follow-on inspections. The Company may be required to incur significant additional expenses in order to ensure that its facilities remain compliant with cGMP and the applicable regulatory standards.

Failure by the Company to ensure adequate DepoFoam™ manufacturing capacity could adversely affect the Company's business

        If the Company fails to maintain adequate manufacturing capacity in respect of its DepoFoam™ manufacturing operations, it may be unable to supply DepoCyt® to its marketing partners, Enzon Pharmaceuticals, Inc. ("Enzon") for North America, Mundipharma International Holdings Limited ("Mundipharma") for Europe and Eastern Europe and Pharmis Biofarmaceutica Lda ("Pharmis") for Brazil, Similarly the Company may be unable to supply DepoDur™ to its marketing partners, Endo Pharmaceuticals Inc. ("Endo") for North America and Zeneus Pharma ("Zeneus"), formerly Medeus Pharma, for Europe. DepoCyt® is currently marketed in the United States and Europe and DepoDur™ was launched in the United States in December 2004. The Company will need to expand its current manufacturing operations significantly in order to manufacture additional DepoFoam™ products. The Company will also need to comply with regulations in the United States and foreign countries relating to achieving the prescribed quality and required levels of production of its DepoFoam™ products and obtaining marketing approval.

The Company may not be able to obtain the materials necessary to continue to manufacture its DepoFoam™ products

        The Company currently relies on a limited number of suppliers for materials required to manufacture its DepoFoam™ products. Some of these materials are purchased only from one supplier. If the Company cannot obtain the materials it needs from its existing suppliers, the Company may not be able to access alternative sources of supply within a reasonable period of time or at commercially reasonable rates. In addition, regulatory requirements applicable to drugs tend to make the substitution of suppliers costly and time-consuming. The unavailability of adequate commercial quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of materials could adversely affect the Company's ability to manufacture and market its DepoFoam™ products.

The Company's manufacturing process may not be suitable for all of the DepoFoam™ products the Company desires to commercialize

        To date, SkyePharma Inc. has relied on a particular proprietary method of manufacturing its potential DepoFoam™ products. The Company cannot be certain that this method will be equally suitable to all DepoFoam™ products it desires to commercialize. The problems that may arise include:

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

The Company may expend significant time and resources relating to existing and potential legal proceedings and the eventual outcome of such proceedings may differ materially from management's current estimates and beliefs

        The Company is currently involved in various legal proceedings, including actions claiming alleged violations of antitrust laws and infringement of intellectual property rights. Although the Company cannot predict the outcome of these proceedings with certainty, the Company believes that these actions are without merit and is vigorously contesting these claims. Contesting these claims, however, may involve the expenditure of significant management time and resources of the Company. In addition, we cannot exclude the possibility that, contrary to management's current estimates and beliefs, the eventual outcome of such matters will have a material adverse effect on our financial position, results of operations or liquidity. For further information on pending litigation, see "Item 8: Financial Information – Legal Proceedings".

The Company may not be able to obtain the rights to the drugs it desires to deliver through its DepoFoam™ technologies

        The Company's ability to develop and commercialize its DepoFoam™ technologies will depend on whether it and its partners can obtain the rights to the drugs, including small molecule chemical compounds and macromolecule biologics, that it intends to deliver through DepoFoam™ technology. At times, the Company intends to rely on its partners' ability to provide this access. The Company cannot be certain, however, that its partners will have appropriate drug candidates for its DepoFoam™ technology. In addition, the Company or its partners may be alleged or determined to be infringing on third parties' rights and may be prohibited from using such drugs or be found liable for damages. Any restriction on access or liability for damages would adversely affect the Company's growth prospects, financial condition and results of operations.

The Company may incur substantial costs related to its use of hazardous materials

        The Company's research and development involves the controlled use of hazardous materials, chemicals and various radioactive compounds. Although the Company believes that its safety procedures for the handling and disposal of such materials comply with the standards prescribed by the applicable regulations, the Company cannot completely eliminate the risk of accidental contamination or injury from these materials. If such an accident occurs, the Company could be held liable for any damages that result and such liability could exceed the Company's resources and have a material adverse effect on its business, financial condition and results of operations.

If the Company is unable to retain key personnel or attract new personnel, it could have an adverse effect on the Company's business

        The Company relies upon a number of key executives and employees, including Ian Gowrie-Smith, its Non-Executive Chairman (Executive Chairman until June 23, 2004), and Michael Ashton, its Chief Executive Officer. In addition, the Company's future operating results depend in part upon its ability to retain and attract other qualified management, scientific, technical, marketing and support personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to continue to attract and retain such personnel. The loss of the services of any of the Company's key executives or employees could materially adversely affect its business.

Potential conflicts of interests may arise from related party transactions

        The Company and certain of its principal shareholders or their affiliates and other related parties have engaged in several significant transactions among themselves in the past and may continue to do so from time to time in the future. Certain of these transactions provide for significant payments to certain principal shareholders, directors and executive officers upon achievement of specified milestones or profit hurdles. As a result of these arrangements, conflicts of interest may arise between and among the Company, certain principal shareholders, directors and executive officers.

        The Company acquired Krypton Limited ("Krypton") in a share-for-share exchange in January 1996 from a number of trusts in which Ian Gowrie-Smith, who was then Executive Chairman of the Company, certain former directors and a former employee of the Company had interests. See "Item 7: Major Shareholders and Related Party Transactions – Certain Arrangements in Respect of the Krypton Acquisition".

        At June 24, 2005, the Company owned 49.7% of Astralis LTD ("Astralis"). Astralis and the Company are parties to several agreements concerning the development of Astralis' novel injectable vaccine therapy, for the treatment of all forms of psoriasis, a chronic skin disorder. See "Item 7: Major Shareholders and Related Party Transactions – Other Arrangements".

        At June 24, 2005, the Company owned 14.9% of Vital Living, Inc. ("Vital Living"). The Company has entered into a contract to develop certain products for Vital Living that incorporate its Geomatrix™ technology. See "Item 7: Major Shareholders and Related Party Transactions – Other Arrangements".

        At June 24, 2005, the Company owned 18.2% of Micap PLC ("Micap"). During 2003 the Company investigated the pharmaceutical applications of Micap's micro-encapsulation technology in the areas of oral and topical drug delivery. The Company has exercised an option granted to it under one of its ageements with Micap to complete a technology access and license agreement with Micap and has selected ten nominated compounds pursuant to such license. See "Item 7: Major Shareholders and Related Party Transactions – Other Arrangements".

        Although the Company anticipates that all future related party transactions and agreements will be on terms no less favorable to the Company than it could obtain in comparable contracts with unaffiliated third parties, there can be no assurance that conflicts of interest will not arise between the Company and the principal shareholders or their affiliates with whom they have entered into agreements.

Exchange rate fluctuations may adversely affect the Company's results of operations and financial position

        Approximately 75% of the Company's revenues for the year ended December 31, 2004, were derived from customers located outside the United Kingdom. Since the revenue and expenses of the Company's foreign operations are generally denominated in U.S. dollars, Euros and Swiss francs, exchange rate fluctuations between such currencies and the pound sterling will subject the Company to foreign exchange risk with respect to the reported results of its foreign operations. The Company does not currently hedge against the effect of currency translation on its reported results, but does, where appropriate, seek to hedge its exchange rate risk on particular transactions. Fluctuations between local currencies and pounds sterling may materially adversely affect the Company's financial condition and results of operations. See "Item 5: Operating and Financial Review and Prospects".

        The Company's ordinary shares trade on the London Stock Exchange in pounds sterling and the ADSs trade on The Nasdaq National Market in U.S. dollars. The value of the ADSs in U.S. dollars may fluctuate as a result of fluctuations in the U.S. dollar/pound sterling exchange rate.

The market price of the Company's ordinary shares and ADSs may be adversely affected by market volatility

        Companies like SkyePharma have, in recent years, experienced dramatic stock price volatility. The following factors may cause the market price of the Company's ordinary shares or ADSs to fluctuate significantly:

  •
  announcements of technological innovations or new products by competitors and others;

  •
  the status of submissions to the FDA or other regulatory authorities;

  •
  variations in results of operations, market condition, analysts' estimates and the stock market generally; and

  •
  stock market perceptions of the pharmaceutical, biotechnology and/ or drug delivery industries.

Issuances or sales of a substantial number of the Company's ordinary shares or ADSs could adversely affect their market price

        Issuances or sales of a substantial number of ordinary shares or ADSs could adversely affect the market price of the Company's ordinary shares and ADSs. As of June 24, 2005, certain principal shareholders and the directors and officers of the Company, as a group, held 37.2% of the Company's outstanding ordinary shares. Shares may be eligible for future sale subject to the conditions imposed by Rule 144 and Regulation S under the Securities Act of 1933. If one or more of the Company's principal shareholders were to sell a substantial portion of the Company's ordinary shares or ADSs, the trading price of the Company's ordinary shares or ADSs could be adversely affected.

Principal shareholders may influence the outcome of shareholder approvals and hinder a change in control that might be in your interest

        As of June 24, 2005, certain principal shareholders and the directors and officers of the Company as a group owned approximately 37.2% of the Company's outstanding ordinary shares. As a result, the directors and officers of the Company, together with such shareholders, may be in a position to influence the election of the Company's directors and officers and other corporate actions that require shareholder approval. This concentration of voting powers may hinder changes or corporate actions that are in the interests of other shareholders.

The Company's shareholders may not receive a return on their shares other than through the sale of their shares

        Under current U.K. law, a company's accumulated realized profits must exceed its accumulated realized losses (on a non-consolidated basis) before dividends can be paid. The Company has not paid dividends in the past on its ordinary shares. The Company intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. Accordingly, other than through the sale of their shares, the Company's shareholders are unlikely to receive a return in the foreseeable future.

Item 4: Information on the Company

HISTORY AND DEVELOPMENT

Overview

        SkyePharma PLC is a public limited company organized under the laws of England and Wales with its registered office at 105 Piccadilly, London W1J 7NJ, telephone number + 44 (0) 20 7491 1777. SkyePharma PLC, which was formerly named Black & Edgington plc, was incorporated on February 18, 1910. It was engaged in the provision of temporary structures for major events. In January 1996, the Board of Directors changed the name of the Company to SkyePharma PLC and the nature of its activities to pharmaceuticals. Today, the Company is a specialty pharmaceutical company, using its multiple drug delivery technologies (oral, injectable, inhalation, topical and enhanced solubility) to create a product pipeline for out-licensing to marketing partners.

        The Company, as currently operated, was formed substantially from the 1996 acquisition of Jago, the 1999 acquisition of DepoTech Corporation and the 2001 acquisition of RTP Pharma Inc. In addition, the Company has acquired certain technologies as set out below.

Corporate Acquisitions

        The Company acquired Jago, a Swiss drug delivery company which commenced operations in 1983, from Dr. Gonella in May 1996. The total consideration paid by the Company to acquire Jago was approximately £100.8 million in cash (plus a prepayment of £3.9 million ($6.0 million)) and approximately 30.7 million ordinary shares (valued at 75 pence per share). To finance the Jago acquisition and to provide additional working capital for the Company, the Company issued and sold approximately 187.8 million ordinary shares in a public offering in the United Kingdom in May 1996 at a price of 75 pence per share. In the fundraising associated with the transaction, Dr. Gonella purchased 84,789,463 ordinary shares of the Company at a purchase price of 75 pence per share. The Company agreed to pay additional consideration to Dr. Gonella pursuant to an earn-out arrangement. See "Item 7: Major Shareholders and Related Party Transactions – Certain Arrangements in Respect of the Jago Acquisition". On March 31, 2000, a settlement agreement was signed establishing the full and final settlement of the deferred consideration payable to Dr. Gonella. The settlement comprised 6 million ordinary shares and 24 million Deferred Shares. Following the U.S. launch and first commercial sale of Paxil CR™ by GlaxoSmithKline in April 2002, 12 million of the Deferred Shares automatically converted into 12 million ordinary shares. The remaining 12 million Deferred Shares will convert into 12 million ordinary shares on the Company's receipt of a royalty statement stating that reported sales of Paxil CR™ have exceeded (i) $1,000 million during any calendar year prior to January 1, 2006 or (ii) $337 million between January 1, 2006 and May 3, 2006. Through the acquisition of Jago, SkyePharma acquired the Geomatrix™ range of oral controlled release systems and a new generation of inhalation technologies.

        In October 1998, the Company acquired 16% of the common stock of DepoTech Corporation ("Depotech") of San Diego for a consideration of £2.9 million. On March 10, 1999, the Company acquired the remaining 84% of the outstanding shares by issuing to the former DepoTech shareholders 28,311,070 SkyePharma ordinary shares in the form of ADSs, valued at £20.0 million, plus the right to receive additional shares if certain conditions were satisfied. The conditions were satisfied in 1999 and 2000, further to which the Company issued, in the form of ADSs, an additional 16,177,849 ordinary shares valued at £9.8 million in 1999 and 12,132,600 ordinary shares valued at £13.3 million in 2000 to former DepoTech shareholders. In connection with the acquisition, the Company agreed that outstanding warrants to purchase DepoTech common stock on the effective date of the merger would become warrants to purchase the Company's ordinary shares. Following the issue of shares on April 25, 2000, the former DepoTech shareholders became entitled to a further 458,144 warrants with a value of £0.2 million. Taking into account these final payments, the total consideration paid to acquire DepoTech was £49.4 million. Through this acquisition, the Company acquired the DepoFoam™ technology. The DepoFoam™ system is a proprietary, injectable technology that provides controlled drug delivery for an extended period of time, improving bioavailability profiles and clinical outcomes. On April 27, 1999, DepoTech was renamed SkyePharma Inc. SkyePharma Inc. is SkyePharma's center for the development and manufacture of injectable, sustained-release therapeutic products.

        On July 19, 2001, the Company acquired an initial 40.2% of the voting shares of RTP Pharma Inc. ("RTP") of Montreal, Canada for $20 million (£14.2 million) of SkyePharma ordinary shares and acquired $5.0 million (£3.5 million) of preferred shares in RTP for cash. RTP specialized in improving the solubility of drugs using its Insoluble Drug Delivery ("IDD") technology platform. During the 90 days following July 19, 2001, the Company acquired an additional $10 million (£6.9 million) of preferred shares in RTP in return for the issue of additional SkyePharma ordinary shares. On March 13, 2002, the Company announced the completion of the acquisition of the outstanding voting shares in RTP in return for the issue of $20.6 million (£14.2 million) of SkyePharma ordinary shares. The issued shares were subject to selling restrictions, which, other than in limited circumstances, ranged from a minimum of 12 months to 24 months. On April 24, 2002, RTP was renamed SkyePharma Canada Inc. ("SkyePharma Canada"). On March 12, 2003, the selling restrictions on 17,255,926 shares issued to Elan, as a former shareholder of RTP, were lifted. In April 2003, Elan sold its entire shareholding in SkyePharma. In consideration for the loss of the former RTP shareholders' option rights, the Company agreed to issue as deferred consideration 200,000 ordinary shares for each penny difference between 82 pence and the trading price of ordinary shares on June 30, 2003. Since the SkyePharma share price was below 82 pence on June 30, 2003, the Company issued 3,690,211 SkyePharma ordinary shares to the former RTP shareholders. The total consideration of $60.7 million (£42.0 million) paid to acquire RTP, including acquisition costs, comprised 53,649,578 ordinary shares and $5.8 million (£4.1 million) in cash. During 2003, the Company substantially reduced the staff of SkyePharma Canada and outsourced its activities to other SkyePharma sites.

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

        In January 1997, the Company acquired a pharmaceutical manufacturing and production facility near Lyon, France by acquiring 100% of the issued and outstanding share capital of Laboratories Novalis Production SAS ("Novalis"), a French company, from Wyeth-Ayerst International Inc., ("Wyeth"), for a total consideration, excluding acquisition expenses, of two French francs and the assumption of liabilities in the amount of £891,000. After the acquisition, Novalis changed its name to Jago Production SAS and later to SkyePharma Production SAS. See "Item 4: Information about the Company – Business Operations – Manufacturing".

        In January 2004, SkyePharma converted its 2 million series A convertible preferred shares that it had previously held in Astralis Limited ("Astralis"), an emerging biotechnology company based and incorporated in the United States, into 25 million common shares, 12.5 million of these being in escrow. The resultant holding represented approximately 35.7% of the common shares in Astralis. In December 2004, SkyePharma signed conditional stock purchase and assignment agreements with two former Astralis directors to acquire 11,160,000 common shares of Astralis and appoint a further two directors representing SkyePharma to the Astralis Board. The Group also acquired 33,900 common shares of Astralis for approximately £12,000. As at December 31, 2004, the total SkyePharma holding was 25,233,900 common shares and 20,000 warrants, representing approximately 34.5% of the common shares of Astralis. As a result of these events, the investment has been treated as an associated undertaking from December 2004. In March 2005, the conditions of the stock purchase and assignment agreements were satisfied and the Company completed the purchase of 11,160,000 million shares from the two former directors of Astralis, bringing its holding to 49.7% of the common shares of Astralis. The consideration for these additional shares was approximately 5.5 million common shares in the Company.

Technology Acquisitions

        On July 30, 1999, the Company acquired intellectual property, license agreements, know-how and trademarks related to nano-particulate drug delivery technology for the delivery of poorly soluble drugs from Medac GmbH ("Medac"), a private German pharmaceutical company. As consideration for the acquisition, the Company made an initial cash payment of $2.5 million and issued 3,067,286 ordinary shares with a market value of $2.5 million to Medac. The agreement provided for $5.0 million additional consideration in the form of cash and SkyePharma ordinary shares subject to satisfaction of certain terms specified in the agreement. On April 17, 2000, the Company paid $3.0 million in cash to Medac and on July 21, 2000, the Company issued a further 1,461,455 shares with a market value of $2.0 million to Medac in connection with the satisfactory transfer of the nano-particulate technology and know-how to SkyePharma. In addition, future royalties will be paid to Medac on net sales of marketed products using nano-particulate technology.

        In October 1999, the Company acquired the tangible assets and intellectual property of Hyal Pharmaceutical Corporation in Canada ("Hyal") from the court-appointed receiver and administrator of Hyal, for a total consideration of Cdn$14.0 million (£5.7 million), plus acquisition expenses of £0.2 million. The consideration was satisfied by the set-off of Cdn$11.6 million of debt owed by Hyal and Cdn$2.4 million in cash. In addition, and because Hyal was in receivership at this time, SkyePharma indemnified the receiver to the extent that Cdn$11.6 million exceeded the amount that SkyePharma ultimately was entitled to receive as a creditor of Hyal. This indemnity was secured by an irrevocable letter of credit open for up to one year in the amount of Cdn$1.0 million. During 2000, the letter of credit was called to recover the shortfall in the receivership process. As a result, in April 2001, SkyePharma received 8.0 million shares representing seven Hyal shares for every dollar shortfall in the receivershipprocess. In addition the Company acquired 0.7 million shares issued to Meditech Research Limited ("Meditech") in the receivership process, for Cdn$0.1 million in May 2001. Following a 10 for 1 share consolidation, the total Company shareholding in Hyal (now renamed Cade Struktur) is 0.9 million shares. As at June 2005, this represents approximately 10.1% of Cade Struktur. The shares have been recorded at zero cost. Hyal was a drug delivery company that developed products using its topical drug delivery technologies based on hyaluronan ("HA"), a natural polymer, which are primarily designed to maintain efficacy and localize delivery of drugs to the skin for the treatment of a variety of skin disorders. Following the sale of its tangible assets and intellectual property to the Company and the reorganization of the company, Cade Struktur is now involved solely in the pursuit of financing and development of infrastructure related projects in the former East Germany.

        In December 2000, SkyePharma licensed rights to three further topical drug delivery technologies, Crystalip, DermaStick and the ES-Gel system, from Bioglan AB, a Swedish subsidiary of Bioglan Pharma PLC ("Bioglan"). Under the terms of the agreement, SkyePharma paid $9.0 million in cash and obtained certain exclusive development and commercial rights in relation to new products from the Crystalip and DermaStick technologies and also the right to develop with Bioglan two new products using the ES-Gel system.

        In May 2002, SkyePharma acquired the entire drug delivery business of Bioglan AB, for £3.6 million in cash, including acquisition costs, and the assumption of £0.4 million of net liabilities. The acquired rights included Bioglan's Biosphere® injectable technology and those rights to DermaStick, Crystalip and ES-Gel topical drug delivery technologies that had remained with Bioglan after the December 2000 development and commercialization licensing agreement with Bioglan. During 2004 the Company completed the transfer of its activities to other SkyePharma sites.

        On January 14, 2003, SkyePharma announced a strategic investment in Micap PLC ("Micap"), a private company providing patented micro-encapsulation technology to the food, cosmetic, agrochemical and pharmaceutical industries. Micro-encapsulation technology is a process by which tiny droplets or particles of liquid or solid material are surrounded or coated with a continuous film of polymeric material. These micro-capsules have a number of benefits, such as converting liquids to solids, separating reactive compounds, providing environmental protection and improved ease of handling. In January 2003, Micap's shareholders approved the issuance of 3,125,000 ordinary shares. The Company subscribed for 2,500,000 of the ordinary shares at a price per share of 80 pence. The remaining 625,000 ordinary shares were subscribed for by the Sigma Technology Venture Fund, an existing shareholder. In connection with the initial public offering in 2003, the Company's shareholding was converted into 5,238,334 ordinary shares, representing approximately 18.2% of the ordinary share capital, and 1,830,000 convertible shares. During 2003, SkyePharma investigated the pharmaceutical applications of Micap's micro-encapsulation technology in the areas of oral and topical drug delivery. The Company was paid for its services. In March 2004, the Company exercised an option to enter into a technology access and license agreement with Micap that allows the Company to use Micap's encapsulation technology in up to ten nominated pharmaceutical products to be selected by SkyePharma. In March 2005, the Company completed the selection of its ten nominated compounds.

        On April 29, 2004, the Company announced that it had licensed the rights to its dermatology assets, which account for substantially all of its topical drug delivery technologies, for those territories that are not covered by existing licenses, to Trigenesis Therapeutics, Inc. ("Trigenesis"). The rights relate to three marketed drugs, including Solaraze® for those territories not already licensed, rights to six pipeline products, including Hyclinda and Acyclovir, and six proprietary and complementary delivery technologies, including HA-based technologies, Crystalip, Dermastick, ES-Gel, Dissocubes and Solid Lipid Nanoparticles. Under the agreement, Trigenesis is obligated to exploit the dermatology assets covered by the license and to continue the development of those drug candidates that are currently at the pipeline stage. Trigenesis has also assumed the majority of SkyePharma's existing obligations to third parties with respect to the development of these drug candidates. All rights granted by the Company to licensees under existing licenses remain unaffected by the agreement. In addition, the Company has retained the right to use the technologies subject to the license for the development of a number of new chemical entities in the dermatology area and, in certain cases, for non-dermal applications. In May 2004, Trigenesis was acquired by Dr Reddy's Laboratories Limited ("Dr Reddy's"), an Indian pharmaceutical company. Dr Reddy's assumed all the obligations of Trigenesis.

        On June 2, 2004, SkyePharma announced that it had entered into a strategic alliance with Vectura Limited ("Vectura") in the area of pulmonary delivery technologies. Through this alliance, SkyePharma acquired rights to use Vectura's Aspirair® dry powder inhaler device for certain macromolecules on a non-exclusive basis. As part of the alliance, SkyePharma also made a £2,000,000 equity investment in Vectura, subscribing for 800,000 ordinary shares at a price of £2.50 per share. On June 25, 2004 Vectura undertook an initial public offering and the Company's shareholding was converted into 3,200,000 ordinary shares, representing approximately 3% of the ordinary share capital.

BUSINESS OPERATIONS

Overview

        The Company is a specialty pharmaceutical company, using its multiple drug delivery technologies to create a product pipeline for out-licensing to marketing partners. The Company develops novel therapeutic drugs based on its five technology platforms for delivering drugs to the human body: oral, injectable, inhalation, topical and enhanced solubilization.

        The following table shows the Company's turnover, operating profit/(loss) and net profit/(loss) for the three years ended December 31, 2004.

	Year Ended December 31, 2002	Year Ended December 31, 2003	Year Ended December 31, 2004
	(in £ thousands)
Turnover	69,573	53,152	62,138
Operating profit/(loss)	4,716	(39,519)	(20,689)
Net profit/(loss)	1,109	(43,223)	(24,296)

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

        The Company collaborates with large pharmaceutical companies to develop Geomatrix™ formulations of its collaborative partners' proprietary products. The Company focuses its research and development efforts on the reformulation of existing drugs using its technologies rather than the discovery of new chemical compounds. In reformulating an existing drug, the Company seeks to enhance the therapeutic and commercial value of the product by creating an improved outcome formulation that may mitigate certain side effects, reduce dosing or help protect against competition from generic drug products. There are six drugs currently being marketed that use the Company's Geomatrix™ technologies in the following countries:

  •
  Paxil CR™ is marketed in the United States, Canada and certain other countries,

  •
  Xatral® OD is marketed in the United States (under the name Uroxatral®), Europe, Canada and certain countries in Africa, Asia and Latin America,

  •
  Cordicant-Uno® is marketed in Germany,

  •
  Diclofenac-ratiopharm-uno is marketed in Germany, Austria and seven other European countries

  •
  Madopar DR® is marketed in Switzerland, and

  •
  Coruno® is marketed in Belgium and Luxembourg.

        The Company is also collaborating with several other pharmaceutical companies, including GlaxoSmithKline and Critical Therapeutics Inc., to commercialize its Geomatrix™ technologies. There are currently three drug candidates using Geomatrix™ technologies in human studies.

        For further information see "Drug Delivery Platforms – Oral" below.

Injectable

        The Company's primary injectable technology is DepoFoam™. The Company has combined many drugs with DepoFoam™ in the laboratory and clinic. Clinical studies show that DepoFoam™ technologies often achieve sustained controlled release of the drugs. This feature allows the Company to develop new formulations of drug products aimed at treating different diseases and symptoms and/or allowing for more convenient administration by reducing the number or frequency of injections. The drug candidates include drugs which have already been shown to be useful or potentially useful in humans, as well as new drugs in development at other pharmaceutical companies, which may potentially benefit from DepoFoam™. The Company does not conduct research and development to discover new drugs to use in combination with DepoFoam™.

        The Company has two approved drug products using its DepoFoam™ technology. DepoCyt®, is currently marketed in North America and Europe. DepoDur™ (previously referred to as DepoMorphine) was approved in the United States in May 2004. It has been licensed to Endo for North America, and Zeneus for Europe. In December 2004, Endo launched DepoDur™ in the United States. The Company has recently been informed by the U.K. Committee on Safety of Medicines ("CSM") that it will recommend approval for DepoDur™, subject to certain conditions being satisfied (these conditions do not include further clinical trials), leading to marketing authorization in the United Kingdom. The Company is in discussions with the CSM in respect of these conditions and how they will be satisfied. Assuming final approval is received, the U.K. approval will be used as the basis for seeking approval throughout the European Union using the EU Mutual Recognition procedure.

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

        For further information see "Drug Delivery Platforms – Injectable" below.

Inhalation

        The Company is developing advanced technologies to deliver medicines to a patient's lungs without relying on CFC-based propellants, which are considered environmentally harmful. The Company is working with two types of such inhalation systems. The first is a metered dose aerosol inhaler ("MDI") that relies on stable drug formulations with non-CFC propellants, hydro-fluoro-alkanes ("HFAs"), to deliver the required therapy. The other is a dry powder inhaler ("DPI"), marketed as "SkyeHaler", that requires no propellant but instead is breath-actuated to deliver drugs in a fine powder suspension. In its MDI development work, the Company focuses on the formulation of drugs for use in MDIs manufactured by others. In its dry powder inhaler development work, the Company focuses both on the development of the device and associated dry powder formulations.

        The Company has entered into a collaborative agreement with AstraZeneca PLC ("AstraZeneca") to develop the next generation of AstraZeneca's Pulmicort (budesonide) HFA-MDIs for the European market. Phase III clinical studies in Europe were completed in July 2004. AstraZeneca is about to file an application for approval of this product for the first country in Europe. The Company has developed a DPI device with the compound formoterol, the Foradil® Certihaler®, pursuant to a collaborative agreement with Novartis Pharma AG ("Novartis"). Novartis received an approvable letter for the Foradil® Certihaler® from the FDA in October 2003 and a second approvable letter in December 2004. This means that the product may be approved by the FDA subject to resolution of certain outstanding issues. Novartis is preparing to provide the FDA with additional data requested. The Foradil® Certihaler® was approved by the Swiss pharmaceutical regulatory authority in March 2004 and is now approved in six European and five Latin American countries.

        The Company has three late stage projects in development using its inhalation drug delivery technology and has a number of other projects at earlier stages of development.

        For further information see "Drug Delivery Platforms – Inhalation" below.

Topical

        The Company's topical drug delivery technologies are primarily designed to maintain efficacy and localize delivery of drugs to the skin for the treatment of a variety of skin disorders. The Company's portfolio of topical drug delivery technologies consist of HA-based technologies, Crystalip, DermaStick and the ES-Gel system.

        The first approved drug product using the Company's HA-based technology was Solaraze®, a topical gel used to treat actinic keratosis, a pre-cancerous skin condition caused by over-exposure to the sun. Solaraze® is licensed to Bradley Pharmaceuticals Inc ("Bradley") in the United States and to Shire Pharmaceuticals plc ("Shire") in Europe and Australia. It is currently marketed in the United States and various countries in Europe. In January 2005, Shire filed for approval in Australia.

        In addition to Solaraze®, the Company had been developing Hyclinda, a topical gel to treat acne, and various other early stage products under its Crystalip, DermaStick and ES-Gel systems. On April 29, 2004, the Company announced that it had licensed the rights to its dermatology assets, which account for substantially all of its topical drug delivery technologies, for those territories that are not covered by existing licenses, to Trigenesis. The rights relate to three marketed drugs, including Solaraze® for those territories not already licensed, rights to six pipeline products, including Hyclinda and Acyclovir, and six proprietary and complementary delivery technologies, including HA-based technologies, Crystalip, Dermastick, ES-Gel, Dissocubes and Solid Lipid Nanoparticles. Under the agreement, Trigenesis is obligated to exploit the dermatology assets covered by the license and to continue the development of those drug candidates that are currently at the pipeline stage. Trigenesis has also assumed the majority of SkyePharma's existing obligations to third parties with respect to the development of these drug candidates. All rights granted by the Company to licensees under existing licenses remain unaffected by the agreement. In addition, the Company has retained the right to use the technologies subject to the license for the development of a number of new chemical entities in the dermatology area and, in certain cases, for non-dermal applications.

        In May 2004, Trigenesis was acquired by Dr Reddy's, an Indian pharmaceutical company. Dr Reddy's assumed all the obligations of Trigenesis.

        For further information see "Drug Delivery Platforms – Topical" below.

Solubilization

        Solubility of drugs is an essential factor for all drug delivery systems, independent of the route of administration. Poor solubility leads to a range of problems, including poor bioavailability, increased toxicity, variability of absorption when taken with food and poor efficacy. The Company believes that a large number of existing marketed drugs and newly synthesized compounds have solubility problems.

        The Company's solubilization technologies consist of two complementary technologies, the nano-particulate and the IDD technologies. Both technologies aim to improve a drug's solubility by reducing the size of the particules. It has been demonstrated in laboratory testing that the saturation solubility of many drugs can be improved by reducing particle size below one micron in diameter.

        The Company is using its solubilization technology platform to enhance the uptake and safety of water-insoluble drugs across a broad range of therapeutic classes including anesthetics, anti-cancer agents and immune suppressants. It is intended that the solubilization technologies will be used to complement and enhance the Company's other drug delivery systems.

        The Company currently has a number of proprietary IDD-based products in various stages of clinical development including propofol and fenofibrate (Triglide™). The Company has granted an exclusive license to the U.S. and Canadian marketing and distribution rights for Propofol IDD-D™ to Endo and an exclusive licence for the marketing and distribution of Triglide™ in the United States to

First Horizon Pharmaceutical, Inc. On May 9, 2005, the Company announced that the FDA had approved Triglide™.

        The Company has also disclosed alliances with Baxter Healthcare Corporation ("Baxter") and Schering Plough Corporation.

        For further information see "Drug Delivery Platforms – Solubilization" below.

Strategy

        The Company has a dual strategy: to become the world's leading specialty pharmaceutical company powered through excellence in drug delivery, and to utilize this expertise and its multiple delivery technologies to create a product pipeline for commercialization through out-licensing to marketing partners, entering joint ventures or ultimately selectively marketing in niche areas. In addition, the Company will continually strive to maintain its leadership position in drug delivery. The Company's strategy for achieving these objectives consists of the following elements:

  •
  Selectively Fund a Number of Key Projects to a Later Stage of Development. The Company's strategy in recent years has been to self-fund certain products to a late stage of development, prior to licensing the products to marketing partners. This has allowed the Company to increase its share of the potential revenue streams from these products and gain greater control over the development process. An example of this is DepoDur™, a product the Company developed from early stage development to Phase III clinical trials prior to entering into an out-licensing arrangement with Endo for the North American marketing and distribution rights in December 2002 and a similar arrangement with Zeneus for Europe in April 2004.

  •
  Develop Existing and New Collaborative Agreements. In order to increase the market exposure of its products and to capitalize on its collaborative partners' market position and distribution capabilities, the Company intends to continue to develop its projects with its existing collaborative partners, expand its collaborations with existing partners to include new projects, and to seek new partners. The Company has increasingly focused on undertaking additional value added services, such as assuming responsibility for development and regulatory activities and seeking to retain manufacturing and co-marketing rights, which may allow it to increase its share of the potential revenue stream from these collaborations. As part of this strategy, the Company has also reduced its focus on up-front and milestone payments and aimed instead to gain an increased share of royalties and longer term revenues from these collaborations.

  •
  Seek to Retain Manufacturing Rights and/or Marketing Rights on Future Collaborations. The Company believes that retaining manufacturing rights to its products will enable it to capture greater revenue and generate production economies of scale that may not be available to pharmaceutical companies seeking to apply the Company's technologies to only one or a few products. In addition, the Company may seek to retain marketing rights in respect of future products which it could co-market or ultimately market itself in specific niche areas. The Company employs personnel who specialize in manufacturing products utilizing the Company's technologies in commercial quantities but currently has no direct marketing capability. At the appropriate time the Company may seek to develop or acquire its own marketing capability.

  •
  Expand the Application of the Company's Core Technologies. The Company intends to continue to expand the application, increase the value and extend the commercial life of its oral, injectable, inhalation and enhanced solubilization technologies, by seeking to develop technology improvements, expand patent coverage, acquire complementary technologies and realize synergies between these technologies.

  •
  Broadening the Company's Drug Delivery Technology Base. The pharmaceutical industry is increasingly requesting a broader range of delivery solutions. The Company is currently well positioned to meet this demand with its oral, injectable, inhalation and enhanced solubilization technologies. The Company may seek to acquire additional add-on technologies which are complementary to its existing technologies. Management intends to focus on technologies it believes are capable of commercial realization in the near term and will also seek to acquire or license new drug delivery platforms and enabling technologies that management believes have significant commercial applicability.

Research and Development

        The Company's research and development activities are conducted at SkyePharma AG in Muttenz, Switzerland, and SkyePharma Inc. in San Diego, United States. As of December 31, 2004, the Company had 253 employees at these facilities, the majority of whom were engaged in research and development. These employees include 184 scientists, 45 of whom hold Ph.D.s, masters or medical degrees. During 2004, the Company substantially reduced the staff at SkyePharma AB in Malmo, Sweden and transferred all of its research and development activities to other SkyePharma sites.

        The Company conducts research and development both with respect to its own internally funded products as well as for third parties. The Company accounts for costs incurred in conducting internal research and development activities as research and development expenses and for costs incurred on development work for third party customers as cost of sales. The Company's self-sponsored research and development costs are expensed as incurred.

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

        Under the Company's agreements with Paul Capital Royalty Acquisition Fund L.P. ("Paul Capital"), announced in 2001 and 2002, Paul Capital provided $30 million between 2000 and 2002 to fund the clinical development and regulatory submission of DepoDur™ by the Company, and an additional $30 million during 2002 and 2003 principally to fund the clinical development of Propofol IDD-D™ and HFA-formoterol. These funds are recorded as Other Operating Income.

        The aggregate amount that the Company spent on research and development and the aggregate amount that was reimbursed by collaborative partners is shown in the table below.

	Consolidated Year ended December 31,
	2002	2003	2004
	(in £ thousands)
Research and Development Expenses
Client sponsored research and development	12,649	12,085	10,735
Internal sponsored research and development	29,285	30,520	27,961

	41,934	42,605	38,696

Contract Development Income
Client sponsored research and developments reimbursed by:
Research and Development costs recharged	7,705	5,456	6,003
Milestone payments	47,736	24,196	20,334

	55,441	29,652	26,337

Other Operating Income	14,219	6,126	1,237

        The Company's research and development efforts in respect of the Company's drug delivery technologies are by their nature subject to risks and uncertainties. There can be no assurance that the Company or its collaborative partners' products under development can be successfully formulated using any of its drug delivery technologies. In addition, even if such products can be successfully formulated, there can be no assurance that they will achieve regulatory approval for the intended medical indication or that SkyePharma formulations approved by regulatory authorities would be capable of being produced in commercial quantities at reasonable costs and successfully marketed.

        The Company's development processes are described below. Specific development steps for a product may vary or be unnecessary depending on a number of factors, including the drug delivery technology used and whether the product incorporates an existing marketed active ingredient.

Development Process for Brand-Name Pharmaceuticals

        The Company's development processes are described below. Specific development steps for a product may vary or be unnecessary depending on a number of factors, including the drug delivery technology used and whether the product incorporates an existing marketed active ingredient.

        The development of improved pharmaceutical formulations using one of the Company's drug delivery technologies takes place in several steps. The first step, called the "preliminary assessment", is to assess the suitability of the drug candidate for a particular drug delivery system through various techniques, including the use of sophisticated computer modeling. During the preliminary assessment, the Company will analyze product specifications provided by the client. If the preliminary assessment indicates that the drug candidate is suitable for formulation with the drug delivery technology, the project will proceed to development as follows:

  •
  Feasibility.    At this stage, the Company conducts an in vitro (laboratory) feasibility study to determine whether, under laboratory conditions, the desired formulation of the drug candidate can be achieved. The Company develops prototype formulations for in vitro feasibility studies and selects the most promising two or three for further study and analysis.

  •
  Formulation Screening Trials.    Once a successful feasibility study has been conducted, small batches of two to three selected prototypes may be manufactured by the Company or its collaborative partners for in vivo (human) testing in pilot or formulation screening trials. Pilot trials involve at least 12 healthy volunteers. The purpose of the pilot trials is to determine whether the in vitro results can be replicated in humans. Pilot trials are generally managed by the Company and conducted by a clinical research organization ("CRO"). If the pilot trials demonstrate sub-optimal results, the product candidate may be reformulated and new pilot trials conducted.

  •
  Manufacturing Process Scale-up.    After a successful pilot, Phase I or Phase II clinical trials, the Company or its collaborative partners will manufacture a commercial scale batch or a "bio-batch" that is representative of the commercial scale of production (at least one-tenth for oral or topical dosage forms and at least one-third for pulmonary products). The purpose of process scale-up is to develop and validate the manufacturing process by which the product will be manufactured for Phase III clinical studies and commercial product supplies. If formulation changes are made during process scale-up, additional in vitro and in vivo testing may be performed prior to Phase III trials in a small patient population to demonstrate that no clinically meaningful change has occurred.

  •
  The "pre-clinical" phase of development referred to in parts of this document means the additional testing following initial feasibility studies and other studies, including additional animal studies, necessary to prepare and file an Investigational New Drug ("IND") application. For a more comprehensive description of the requirements of an IND, see "Government Regulation—United States—NDA Process" below.

  •
  Phase I Trials.    The first stage in the clinical development plan is to conduct Phase I clinical trials. These studies are usually performed to generate preliminary information on the biological activity, safety and fate of the drug product in normal healthy volunteers and patients after single and multiple administrations of the drug product. Studies may include pharmacokinetic, pharmaodynamic, ADME (absorption, distribution, metabolism and elimination), and safety assessments. Phase I trials involve approximately 12-30 healthy volunteers. These trials are generally managed by the Company and conducted by a CRO.

  •
  Phase II Trials.    The second stage in the clinical development plan is to conduct Phase II clinical trials. These trials are generally carried out on patients with the disease or condition for which the new drug product is being developed. The objective of Phase II trials is to provide preliminary information on the positive effects of the treatment and whether the effects are correlated with the administered doses in one or more demographic groups, assess various measures or clinical outcomes for use as primary endpoints in Phase III trials, and to supplement safety information obtained from Phase I trials. The Company or, in collaboration with its partner manages clinical trial activities. The studies are generally conducted by a CRO. Phase II studies may not be required for improved pharmaceutical formulations of an existing drug if it is targeted at the same indication as the existing drug.

  •
  Phase III Trials.    The last stage in the clinical development plan prior to filing a NDA or MAA with health authorities are the Phase III or pivotal trials. These studies are conducted with the commercial formulation and produced at the site of manufacture for commercial supplies. The objective of these studies is to demonstrate the efficacy and safety of the drug product in an expanded patient population to support the approval of the marketing applications. Typically, the studies will be performed in North America or Europe to facilitate a multi-national product registration. Generally, additional clinical studies conducted in Japan are required for regulatory approval in Japan. The Company or in collaboration with its partner manages clinical trial activities. The studies are generally conducted by a CRO.

  •
  Regulatory Filing.    The Company alone, or in collaboration with its partner, or its partner manages regulatory activities during product development phases. These activities include developing regulatory strategies, information submissions and meetings with health authorities and preparation of marketing approval applications. Post-approval product development may necessitate additional regulatory filings.

Drug Delivery Platforms

        This section provides a more detailed description of the Company's various drug delivery platforms and their application to particular drugs and drug candidates.

Oral

The Geomatrix™ Oral Technologies

        The original Geomatrix™ technology was developed by a team of researchers at the University of Pavia in Italy in the early 1980s. The Company acquired the technology through its acquisition of Jago in 1996 and has subsequently pursued the development of the Geomatrix™ platform of oral controlled-release systems. The effort has produced a platform of proprietary Geomatrix™ controlled-release systems that can be applied to a broad range of drugs on a commercial scale.

        The Geomatrix™ systems control the amount, timing and location of the release of drug compounds in the human body. Geomatrix™ technologies can improve the efficacy of orally administered drugs and enhance compliance by patients with prescribed medical treatments by permitting the drug to be taken less frequently, by reducing side effects and by causing the drug to be released at more specific locations within the body. This is achieved through the construction of a tablet with two basic components: a core containing the active drug or drugs in an hydrophilic methylcellulose, or "HPMC", matrix formulation and one or two additional barrier layers. The combination of different chemical components in the core and barrier layers, each with different rates of swelling, gelling and erosion, allows the production of tablets with a wide range of predictable and reproducible drug release profiles. The rate of drug release is a function of the viscosity of the HPMC and the exposed surface area from which the drug diffuses. When the tablet is first swallowed, the drug concentration is high but the surface area is small; as time goes by and the core swells, the surface area expands to compensate for the decrease in drug concentration. The "release profile" refers to the rates at which a drug tablet releases the active drug component over the period of time after the drug is taken. In addition, the tablet may be coated if this would ease any gastric irritation that otherwise would be caused by the drug compound, or for other functional purposes.

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

        In addition to ease of manufacturing, the Company believes that the key features of the Geomatrix™ technologies are as follows:

  •
  Custom Design. Geomatrix™ formulations of drugs can be designed to deliver the release profile required by the client pharmaceutical company and be combined with other active substances to improve their effectiveness.

  •
  Versatility. Geomatrix™ can be applied to a wide range of small molecule drugs, including some with poor water solubility, and can target the site of release. Geomatrix™ technologies can be used to create a number of release profiles suitable for a broad variety of pharmaceuticals.

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

        The following sets forth a brief description of the Geomatrix™ systems, each of which has a unique release profile.

  •
  Zero Order Release. The Zero Order Release system provides a constant rate of drug release over a defined period of time. It is used primarily for drugs with short half-lives so that constant blood levels of the active drug compounds can be maintained with fewer doses. The Company has three approved Zero Order Release formulations currently on the market: Cordicant-Uno® in Germany, Coruno® in Belgium and Luxembourg, and Xatral® OD/Uroxatral® in United States, Canada, Europe and certain countries in Africa, Asia and Latin America. Paxil CR™, currently marketed in the United States, Canada and certain other countries, has been developed using a combination of the Zero Order and Positioned Release technologies.

  •
  Binary Release. The Binary Release system is used to provide the controlled-release of two different drugs in a single formulation. The drugs may be released at different rates and times, if desired. This system is designed for drugs that work best in combination. The Company has one Binary Release formulation currently on the market: Madopar DR® in Switzerland.

  •
  Quick Slow Release. The Quick Slow Release system provides a quick burst of drug release followed by a constant rate of release over a defined period of time. It is used primarily in drugs, such as arthritis medications, in which it is desirable to have an initial burst of release to achieve maximum relief in a short amount of time followed by a constant rate of release for sustained therapy. The Company has one approved Quick Slow Release formulation currently on the market: Diclofenac-ratiopharm-uno in Germany, Austria and seven other European countries.

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

  •
  Accelerated Release. The Accelerated Release system provides a constantly accelerating rate of drug release. This system is well suited for drugs, such as H2-receptor antagonists, that are preferentially absorbed in the upper part of the gastrointestinal tract.

  •
  Delayed Release. The Delayed Release system provides a predetermined time lag before it begins releasing drug molecules. This system is designed for drugs, such as certain cardiovascular medications, for which the desired dosing time may be several hours after the patient takes the drug.

  •
  Multiple Pulse. The Multiple Pulse system provides an initial quick burst of drug release, followed by a predetermined period of no release followed by a second burst of drug release. This system is designed for treating diseases such as Attention Deficit Disorder which require suppression or activation of a specific receptor twice a day and in which the receptor needs to be reset between drug interaction. To date, the Multiple Pulse system has only been subject to limited in vivo (human) clinical testing.

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

Approved Geomatrix™ Products

        Six approved Geomatrix™ formulations of pharmaceutical products are currently marketed: Xatral® OD/Uroxatral® in the United States, Europe, Canada and certain countries in Africa, Asia and Latin America, Paxil CR™ in the United States, Canada and certain other countries, Diclofenac-ratiopharm-uno in Germany, Austria and seven other European countries, Cordicant-Uno® in Germany, Madopar DR® in Switzerland and Coruno® in Belgium and Luxembourg.

Product	Indication	Regulatory Approvals and Year of First Approval	Geomatrix™ System	Collaborative Partner
Paxil CR™	CNS	United States (1999)	Positioned Release/ Zero Order	GlaxoSmithKline
Xatral® OD/Uroxatral®	Genito-Urinary	United States (2003) Europe (2000)	Zero Order	Sanofi-Aventis
Madopar DR®	Parkinson's Disease	Switzerland (1996)	Binary	Hoffmann-La Roche
Coruno®	Angina	Belgium (2002) Luxembourg (2003)	Zero Order	Therabel
Cordicant-Uno®	Hypertension	Germany (1994)	Zero Order	Mundipharma
Diclofenac-ratiopharm-uno	Arthritis	Germany (1995)	Quick Slow	ratiopharm

        Paxil CR™ is a modified release version of Paxil/Seroxat (paroxetine HCL) which uses a combination of the Positioned Release and Zero Order Geomatrix™ systems. Paxil is an FDA-approved drug that is currently marketed primarily in the United States and Europe and is an immediate release formulation prescribed for central nervous system disorders. GlaxoSmithKline has reported worldwide sales in 2004 for Paxil of £1.1 billion, of which £0.5 billion was in the United States.

        An application for approval of Paxil CR™ was filed with the FDA by SmithKline Beecham (now part of GlaxoSmithKline) in December 1997 and approved by the FDA in February 1999 for the 12.5 and 25mg dosage forms. In early 2001, GlaxoSmithKline, the Company's collaborative partner in the development of Paxil CR™, announced that it had received an approvable letter from the FDA for a second CR indication, panic disorder. On April 19, 2002, Paxil CR™ was launched in the United States for the treatment of central nervous system and panic disorders. The FDA has subsequently approved Paxil CR™ for the continuous treatment of premenstrual dysphoric disorder ("PMDD") (September 2003), social anxiety disorder (October 2003) and the intermittent treatment of PMDD (February 2004). Paxil CR™ is the only controlled-release selective serotonin reuptake inhibitor antidepressant approved for social anxiety disorder. In January 2004, the Therapeutic Products Directorate of Health Canada approved Paxil CR™ for the treatment of central nervous system disorders, panic disorder and social anxiety disorder.

        On March 4, 2005, GlaxoSmithKline announced that the FDA had halted supplies of Paxil CR™ due to manufacturing issues. SkyePharma provided the formulation of Paxil CR™, but has no involvement in its manufacturing. GlaxoSmithKline is working with the FDA to expedite the return of this product to the market.

        On April 28, 2005, the Company announced that it had entered into an amendment agreement with GlaxoSmithKline in respect of Paxil CR™. Under the terms of the amendment agreement, GlaxoSmithKline made a one-time payment of approximately $10 million to the Company. In addition, the Company will also be entitled to an increase in the royalty rate from 3% to 4% on actual net sales of Paxil CR™, with effect from March 4, 2005. As GlaxoSmithKline has been unable to supply Paxil CR™ in the United States since March 4, 2005, GlaxoSmithKline has also agreed to pay SkyePharma the same level of royalty on GlaxoSmithKline's budgeted sales of Paxil CR™ from March 4, 2005 while the product remains off the market, subject to other terms of the agreement.

        Xatral® OD is a once daily Zero Order Geomatrix™ formulation of alfuzosin used for the treatment of the functional symptoms of benign prostatic hyperplasia, a common condition in men over the age of 50, that was developed in conjunction with Sanofi-Synthélabo (now Sanofi-Aventis). In January 2000, Sanofi-Aventis announced that it had received the first batch of European marketing approvals for Xatral® OD. In December 2000, Sanofi-Aventis submitted an NDA with the FDA for Xatral® OD. On June 16, 2003, the Company announced that the FDA had approved Sanofi-Aventis' NDA for Xatral® OD, to be marketed in the United States as Uroxatral®. Uroxatral® was launched in the United States in November 2003. In March 2004, Sanofi-Aventis announced that it had begun to market Uroxatral® directly to primary care physicians in the United States. In addition to the United States, the product is now launched throughout Europe, Canada and certain countries in Africa, Asia and Latin America. Sanofi-Aventis is currently developing Xatral® OD for a second indication, acute urinary retention, for which it has received approval in Europe for adjuvant use (with surgery). The product is in Phase III development in Europe for prevention of acute urinary retention and in the United States for both adjuvant use and prevention of acute urinary retention.

        Madopar DR® is a once per day Binary Geomatrix™ formulation of levodopa and benzerazide, a combination therapy indicated for the treatment of Parkinson's Disease. Madopar DR® was developed in conjunction with Hoffmann-La Roche AG (part of Roche). The Binary Geomatrix™ formulation of levodopa and benzerazide optimizes patient therapy and convenience by providing for the release of an enzyme inhibitor along with the drug compound without the co-administration of two pills. Madopar DR® is presently approved for sale in Switzerland. The Company is manufacturing this product for the Swiss market on behalf of Roche at its facility in Muttenz, Switzerland.

        Coruno® is a once per day Zero Order Geomatrix™ formulation of molsidomine, currently marketed in Europe and used to treat angina pectoris, a common symptom of coronary heart disease. The Geomatrix™ controlled release technology in Coruno® enhances patient compliance and convenience by reducing the dosing requirement to once per day. Coruno® was developed in conjunction with the Therabel Group ("Therabel") and was approved by the Belgian regulatory authorities in 2002 for marketing in Belgium. In April 2003, Therabel launched Coruno® in Belgium. Subsequently, Coruno® was approved and launched in Luxembourg.

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

        Diclofenac-ratiopharm-uno is a once per day Quick Slow Geomatrix™ formulation of diclofenac, a nonsteroidal anti-inflammatory drug indicated for the acute and chronic treatment of rheumatoid and osteo-arthritis. Diclofenac-ratiopharm-uno, which is approved for sale in Germany, Austria and seven other European Countries, was developed in conjunction with and is marketed by ratiopharm, a private German pharmaceutical company. The Geomatrix™ controlled-release technology in Diclofenac-ratiopharm-uno optimizes patient therapy by providing an initial burst of the drug for quick relief followed by a controlled-release for sustained therapy. It also optimizes patient compliance and convenience by reducing the dosing requirement to once per day.

Geomatrix™ Products in Development

        The Company currently has four products that utilize Geomatrix™ technologies under development. The following table sets forth certain information regarding these four products. In addition, the Company has a number of projects in earlier stages of development. For a description of the development process, including definitions for development status stages, see "Research and Development – Development Process for Brand-Name Pharmaceuticals".

Product	Modified	Therapeutic Category	Development Status	Collaborative Partner
Ropinirole	Yes	Parkinson's Disease	Phase III completed	GlaxoSmithKline
Zileuton	Yes	Asthma/COPD	Phase III	Critical Therapeutics
Undisclosed #1	Yes	Inflammatory Conditions	Phase III	Nitec
Undisclosed #2	Yes	Undisclosed	Feasibility	Undisclosed

        Ropinirole is an FDA-approved drug that is currently marketed as Requip, primarily in the United States and Europe, by GlaxoSmithKline. As it is currently marketed, Requip is an immediate release formulation administered three times daily and is prescribed for Parkinson's disease, a chronic progressive disease in which the degeneration of nerve cells in the brain eventually impairs the ability to control body movements. The Company is currently developing a once-daily version using its Geomatrix™ technology. The Geomatrix™ formulation is expected to provide a simplified regime for patients on Requip therapy that will improve patient convenience. Phase III clinical trials have been completed. The product is expected to be filed for marketing approval in 2005.

        Zileuton is an FDA-approved drug for asthma and Chronic Obstructive Pulmonary Disease ("COPD"). A four times a day immediate-release version of zileuton was marketed by Abbott Laboratories ("Abbott") as Zyflo Filmtab (zileuton tablets). SkyePharma, together with Abbott, developed a controlled-release formulation of Zileuton using its Geomatrix™ technology. Abbott completed Phase III trials to use this product to treat asthma. In January 2004, SkyePharma announced an agreement with Critical Therapeutics Inc ("CTI"), to whom Abbott sub-licensed Zileuton, to collaborate on the further development of this formulation for the indications of moderate to severe asthma and COPD. Because of changes in the active pharmaceutical ingredient supplier and manufacturer, the formulation will need further in vivo (human) testing before an application may be filed. CTI is aiming to file the controlled release product with the FDA in 2006. Once approved by the FDA, CTI intends to market this product in the United States through its own specialist sales force.

        Undisclosed # 1 is a new once-daily formulation of a drug intended to treat patients suffering from chronic inflammatory diseases and is being developed for Nitec Pharma AG ("Nitec") utilizing the Geomatrix™ delayed release technology to deliver the dose at a precise time interval after administration. The Company had previously been developing the product for Merck KGaA ("Merck"). In October 2004, however, Merck assigned its rights under this agreement to Nitec, a new Swiss company established by certain former executives of Merck and funded by international venture capital organizations. Nitec assumed all of the funding obligations of Merck for further development of the product, including the Phase III trials of this product which are currently in progress. Merck will retain marketing rights in Germany and Austria. Nitec will also seek marketing partners in other markets, including the United States.

        Undisclosed # 2 is a new formulation of a drug being developed for an undisclosed partner utilizing the Geomatrix™ technology to control the release of the drug from the tablet and at the same time increase the drug's bioavailability. The new formulation being developed by the Company is in the feasibility stage.

        Ramipril is an FDA-approved drug that is currently marketed in the United States and Puerto Rico as Altace by King Pharmaceuticals, Inc. for the treatment of hypertension and post heart attack congestive heart failure. Up until 2004, the Company had been developing a modified-release formulation to provide the product with extended duration of action and improved bioavailability. During 2004, however, King decided not to progress development of this product beyond the feasibility stage and terminated its development.

Other Oral Products in Development

        In addition to the products in the above table, the Company has a number of other Geomatrix™ projects in earlier stages of development including an improved formulation of First Horizon's lead product, the cardiovascular drug Sular (nisoldipine).

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

Injectable

DepoFoam™ Injectable Technologies

        DepoFoam™ consists of lipid-based particles composed of hundreds to thousands of discrete water-filled chambers containing the encapsulated drug, with each chamber separated from adjacent chambers by a lipid membrane. The particles are suspended in saline for injection. DepoFoam™ formulations can be delivered into the body by a number of routes, including under the skin, within muscle tissue, into brain and spinal fluid, within eyes, within joints and within the abdominal cavity. Because the components of DepoFoam™ are similar to lipids normally present in the body, the material is biodegradable and biocompatible. Typically, a DepoFoam™ formulation consists of less than 10% lipid to encapsulate the active drug to form DepoFoam™ particles that are suspended in solution (generally saline) that accounts for approximately 90% of the remaining volume. The resulting DepoFoam™ formulation is stored under refrigeration in ready-to-use form.

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

Advantages of DepoFoam™

        The Company believes that DepoFoam™ addresses many of the limitations associated with traditional methods of delivering drugs. Most drugs are administered orally, by injection in intermittent and frequent doses or by continuous infusion. These latter methods of administration are not ideal for several reasons, including difficulty in achieving appropriate drug levels over time, problems with side effects, high costs due to frequent or continuous administration and poor patient compliance. Furthermore, innovations in biotechnology have led to an increase in the number of macromolecule biologics, such as protein and peptide drugs, under development. These drugs, because of their large molecular size and susceptibility to degradation in the gastrointestinal tract or in the blood, must usually be administered by multiple injections, often in a hospital or other clinical setting.

        The Company believes that DepoFoam's key advantage over traditional methods of drug delivery, including injections and oral administration, is that the sustained-release characteristics of DepoFoam™ allow drugs to be administered less frequently and more conveniently. To attain the desired effect, conventional drug delivery often results in a dosage that delivers an initially high level of the drug followed by a sharp decline over a relatively short period of time. DepoFoam™ formulations, however, can provide a more consistent drug level over an extended period. As a result, DepoFoam™ products can potentially improve safety and effectiveness. For example, DepoCyt® clinical trials have shown that DepoCyt® has a therapeutic life of up to two weeks after a single intrathecal injection compared with less than one day with unencapsulated cytarabine.

        The Company believes that key features of DepoFoam™, including lower initial drug levels and delivery of appropriate drug levels over an extended period of time, differentiate it not only from traditional methods of delivering drugs, but also from other sustained-release delivery formulations. In particular the Company believes DepoFoam™ may:

  •
  Enhance safety and efficacy. DepoFoam™ drug delivery may improve the ratio of therapeutic effects to side effects by decreasing the initial concentrations of drug associated with side effects, while maintaining levels of drug at therapeutic, sub-toxic concentrations for an extended period of time.

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

Approved DepoFoam™ Injectable Products

        To date, two products utilizing the Company's DepoFoam™ Injectable technology have received regulatory approval: DepoCyt® and DepoDur®. DepoCyt® is currently marketed in the United States and Europe. DepoDur™ was approved by the FDA in May 2004 and was launched in the United States by Endo in December 2004. The Company has recently been informed by the CSM that it will recommend approval for DepoDur™, subject to certain conditions being satisfied (these conditions do not include further clinical trials), leading to marketing authorization in the United Kingdom. The Company is in discussions with the CSM in respect of these conditions and how they will be satisfied. Assuming final approval is received, the U.K. approval will be used as the basis for seeking approval throughout the European Union using the EU Mutual Recognition procedure.

Product	Indication	Regulatory Approvals and Year of First Approval	Marketing Partner
DepoCyt®	Oncology	United States (1999)	Enzon
		Europe (2001)	Mundipharma
DepoDur™	Acute Pain	United States (2004)	Endo

DepoCyt®

        DepoCyt® combines the Company's DepoFoam™ technology with cytarabine, a drug used to treat neoplastic meningitis from lymphomas and solid tumors. It is currently marketed in North America by Enzon and in Europe and Eastern Europe by Mundipharma for the treatment of lymphomatous meningitis. It is licensed to Nippon-Shinyaku for distribution in Japan and to Pharmis Biofarmaceutica for distribution in Brazil.

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

        Cytarabine does not last long in the fluid surrounding the brain and spinal cord. As a result, neoplastic meningitis cannot be treated effectively without the use of repeated injections into the space between the brain and/or spinal cord and the membrane which surrounds them. These injections are inconvenient and uncomfortable for patients, require physician supervision and increase the risk of infection. Because of these and other factors, the disease is often under-diagnosed and frequently left untreated. Without effective treatment, life expectancy for patients diagnosed with this disease is between two and four months. Clinical trials to date have shown that DepoCyt® maintains concentrations of cytarabine in the fluid which surrounds the brain and spinal cord for up to two weeks after a single injection as compared to less than one day with traditional injections of cytarabine. As a consequence, the use of DepoCyt® results in less frequent injections and may extend effective levels of the drug in the space between the brain and/or spinal cord and the membrane which surrounds them.

  Clinical Development

        DepoCyt® was developed in collaboration with Chiron Corporation ("Chiron") in the United States and, until June 2000, with Pharmacia & Upjohn S. p. A., an affiliate of Pharmacia Corporation ("Pharmacia"). Since April 1994, SkyePharma Inc. has been conducting clinical trials of DepoCyt® for the treatment of these cancers.

        In April 1999, the FDA approved DepoCyt® for the treatment of neoplastic meningitis from lymphomas. Chiron launched DepoCyt® in the United States in May 1999. In October 1999, however, SkyePharma Inc. discovered that two lots of DepoCyt® did not meet specifications and recalled these lots. Investigations identified that unannounced changes in a supplier's manufacturing process for a raw material resulted in product which did not meet all specifications throughout the shelf-life. SkyePharma Inc. and Chiron voluntarily withdrew DepoCyt® from the market. There were no adverse events attributed to the recalled batches, and the product was made available to patients on a compassionate basis. In March 2001, the FDA gave clearance to return DepoCyt® to the market.

        SkyePharma Inc. received marketing approval for DepoCyt® from the Canadian regulatory authorities for the treatment of neoplastic meningitis from lymphomas and solid tumors in November 1999. The Canadian marketing and distribution rights were licensed to Paladin Labs Inc. in June 2000.

        Pharmacia filed for marketing approval of DepoCyt® to be used in the treatment of cancers which have spread to the brain and spinal cord from both the lymphatic system and solid tumors in Europe. In October 1999, its filing was accepted by the regulatory authority. In June 2000, Pharmacia notified the Company that it was terminating the marketing and distribution agreement with the Company for DepoCyt®. Pharmacia assigned the European marketing application to the Company, and the Company continued to pursue European marketing approval.

        In April 2001, the Company received notification that the European Committee on Proprietary Medicinal Products ("CPMP") had recommended the granting of marketing authorization for DepoCyt®, marketed in Europe as DepoCyte, for the treatment of neoplastic meningitis from lymphomas. In August 2001, the European Commission ratified the recommendation received from the CPMP by granting marketing authorization for DepoCyte throughout the European Union for the treatment of neoplastic meningitis from lymphomas.

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

        In June 2004, the Company licensed the marketing and distribution rights for DepoCyte for Europe and the Philippines to Elan Pharmaceuticals ("Elan"). Following Elan's decision not to proceed with the planned establishment of an oncology sales force, SkyePharma reacquired these European rights during 2003 for an unspecified amount. In June 2003, the Company licensed exclusive marketing and distribution rights for DepoCyte to Mundipharma for most European and Eastern European countries. The Company will manufacture DepoCyte and supply it to Mundipharma associates at an agreed transfer price. Mundipharma will also pay SkyePharma an additional royalty on sales plus additional milestones. In February 2004, Mundipharma launched DepoCyte in Europe.

        In June 2001, the Company licensed the marketing rights for DepoCyt® in Japan and Taiwan to Nippon-Shinyaku. In 2003, the Company licensed marketing rights for DepoCyt® in Brazil to Pharmis Biopharmaceutica.

  Additional Territories and Indications

        The Company has recently completed a Phase IV clinical trial in the United States and Europe as required by the FDA as part of the original DepoCyt® approval and to provide data to support a claim for treatment of neoplastic meningitis associated with solid tumors in the United States and Europe. This data is being prepared for filing with the FDA as required by the current U.S. approval. It is also being analyzed and prepared for submission to the EMEA for solid tumors.

DepoDur™

        The Company has developed DepoDur™ for the control of moderate to severe post-operative pain. The Company anticipates that DepoDur's main use will be in the control of post-operative pain in hospitalized patients undergoing surgical procedures requiring general or local anaesthetic such as major abdominal surgery, orthopaedic surgery and caesarean section. DepoDur™ is given as a single epidural injection in the peri-operative period and provides pain relief for up to 48 hours following surgery. At present, DepoDur™ is marketed in the United States.

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

        In February 2000, the Company announced that in Phase II clinical trials, DepoDur™, when given as a single pre-operative epidural injection in patients undergoing hip replacement surgery, showed a statistically significant dose-related reduction in post-operative fentanyl usage and pain intensity scores for up to 48 hours as compared with patients receiving a pre-operative placebo. For patients requesting post-operative fentanyl, pain intensity at time of first request was rated "severe" in 57% of placebo patients but rated "severe" in only 21%, 9% and 4% in the patients dosed with 10mg, 20mg and 30mg of DepoDur™ respectively.

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

        In July 2003, the Company submitted a NDA for DepoDur™ to the FDA. In September 2003, the FDA formally accepted the NDA for filing. DepoDur™ was approved by the FDA in May 2004 for the treatment of pain following major surgery. In November 2003, the Company submitted the DepoDur™ marketing approval application to the U.K. Medicines and Healthcare Products Approval Agency. The Company has recently been informed by the CSM that it will recommend approval for DepoDur™, subject to certain conditions being satisfied (these conditions do not include further clinical trials), leading to marketing authorization in the United Kingdom. The Company is in discussions with the CSM in respect of these conditions and how they will be satisfied. Assuming final approval is received, the U.K. approval will be used as the basis for seeking approval throughout the European Union using the EU Mutual Recognition procedure.

  Marketing Partners and Licensing

        In December 2002, the Company entered into a development and commercialization agreement under which Endo Pharmaceuticals Inc. received an exclusive license to the U.S. and Canadian marketing and distribution rights for two of the Company's patented development products, DepoDur™ and Propofol IDD-D™, a product using the Company's IDD solubilization technology, with options for other development products in the area of pain management. In return, the Company received a $25 million payment on signing in respect of DepoDur™. In addition, the Company may receive further milestone payments totaling $95 million of which $15 million has been received to date. The total also includes a $15 million milestone payment when net sales of DepoDur™ reach $125 million in a calendar year, and a $20 million milestone payment when net sales of DepoDur™ reach $175 million in a calendar year. The Company will also receive a share of each product's sales revenue that will increase from 20% to a maximum of 60% of net sales as the products' combined sales achieve certain thresholds in any given year. The agreement provides for the parties to work together and complete the necessary clinical, regulatory and manufacturing work for regulatory approval of DepoDur™ and Propofol IDD-D™ in the United States and Canada. The Company will be primarily responsible for clinical development up to final FDA approval and for product manufacture, including all associated costs. Upon approval, Endo will market each product in the United States and Canada with the Company as supplier. Endo will be responsible for funding and conducting and post-marketing studies and for selling and marketing expenses. In December 2004, Endo launched DepoDur™ in the United States.

        In April 2004, the Company entered into a strategic marketing agreement with Zeneus for the marketing and distribution of DepoDur™ in Europe. The Company will receive a share of sales of DepoDur™ that will increase from an initial 35% to a maximum of 50% of net sales provided certain sales thresholds are reached. The Company will also receive a payment on signing and will receive further future milestone payments on attainment of marketing approvals, commercial launches and sales targets; if all targets are met these payments will amount to over €100 million. The Company will be responsible for the cost of manufacturing the product and for clinical development required to gain and maintain approvals throughout the expanded EU. Zeneus will be responsible for the cost of all sales and marketing of the product, including pre-launch development and any further clinical studies (other than Phase IV studies for market development, for which the parties will collaborate).

        In October 2004, the Company entered into an agreement with Orphan Australia for distribution of DepoDur™ in Australia and New Zealand.

  DepoFoam™ Injectable Products in Development

        The table below summarizes DepoFoam™ products currently under development. The stages of the development process, including definitions of the various stages, are explained under "Research and Development – Development Process for Brand-Name Pharmaceuticals".

Product (Active Compound)	Therapeutic category	Development Status	Collaborative Partner
DepoBupivacaine (bupivacaine)	Post surgical/post injury pain	Phase II	Mundipharma
Interferon alpha-2b	Anti-viral/Oncology	Pre-clinical	SkyePharma

DepoBupivacaine

        The Company is developing DepoBupivacaine, a DepoFoam™ formulation of the widely used local pain medicine bupivacaine for controlling post-surgical or post-injury pain. Pain associated with surgery or injury is often treated with local anesthetics. However, the usefulness of local anesthetics is frequently limited by their short period of effectiveness following administration which results in recurrence of pain and the need for repeated drug administration by a medical professional. One dose of DepoBupivacaine is expected to provide more than 48 hours of regional pain relief, compared to approximately six hours following conventional bupivacaine administration.

        SkyePharma Inc. has successfully encapsulated bupivacaine in a DepoFoam™ formulation ("DepoBupivacaine"). Initial studies have shown that DepoBupivacaine is released slowly at the site of injection, resulting in prolonged duration (more than 48 hours) of pain relief following a single-dose administration. The Company has successfully completed Phase I clinical trials and the product is now in Phase II clinical trials.

        The Company believes that a DepoFoam™ formulation of a local anesthetic may complement DepoDur™ and that both DepoDur™ and DepoBupivacaine will give physicians improved options for the treatment of post-operative pain.

        Under the development and commercialization agreement for DepoDur™ and Propofol IDD-D™ signed between the Company and Endo, Endo has an option to negotiate for commercialization rights for DepoBupivacaine in the United States and Canada when the Company successfully completes its Phase II trials, as well as other of the Company's products formulated using the DepoFoam™ technology successfully developed for the prophylaxis or treatment of pain.

        In April 2005, the Company entered into a development and licensing agreement with Mundipharma for DepoBupivacaine for Europe and other international markets excluding the United States, Canada and Japan. Under the agreement, the Company received $10 million on signature and will receive further contributions of up to US$20 million towards the cost of the Phase III clinical trials required to gain approvals, and additional milestone payments on attainment of development milestones, marketing approvals and sales targets. SkyePharma will be responsible for clinical development. If all targets are met, total payments will amount to over US$80 million. SkyePharma will also receive a 35% share of Mundipharma's sales of DepoBupivacaine in Europe (30% in other territories), out of which SkyePharma will bear the cost of manufacture.

  Interferon alpha-2b

        In June 2002, the Company signed a Joint Agreement with GeneMedix plc ("GeneMedix") to develop an extended release formulation of interferon alpha-2b using the Company's DepoFoam™ technology. Interferon alpha-2b is already accepted as a part of the standard therapy for the treatment of Hepatitis C and Hepatitis B, and as an adjunct to chemotherapy in certain forms of cancer. Therapeutic proteins such as interferon alpha- 2b are easily degraded inside the body. An extended release DepoFoam™ formulation of interferon alpha-2b has the potential to deliver therapeutic doses of the protein in a controlled manner for a period up to 28 days from a single injection. This would represent a considerable benefit to patients with Hepatitis C whose current treatment may require injection of interferon alpha-2b up to every seven days. In 2005, the Company and GeneMedix mutually agreed to terminate the collaboration and the Company is in active discussions with several potential partners for the development of this project.

  New Product Feasibility Programs

        The Company is also evaluating, with undisclosed corporate partners, DepoFoam™ formulations of several additional compounds, including macromolecules. These include feasibility studies on sustained-release injectable formulations of erythropoeitin ("EPO"), granulocyte colony stimulating factor ("GCSF"), human growth hormone ("HgH") and follicle stimulating hormone ("FSH") using the Company's Depofoam™ technology. These projects are all at the pre-clinical stage of development. The objectives of these programs are to:

  •
  determine whether the candidate drugs can be successfully encapsulated in DepoFoam™ formulations;

  •
  evaluate drug release characteristics in the lab and in animal tissue; and

  •
  conduct initial effectiveness and/or safety studies in animal models to demonstrate potential clinical utility and advantages of the DepoFoam™ formulations.

Biosphere® Technologies

        The Company believes that the Biosphere® injectable technology has the potential to complement its DepoFoam™ sustained-release injectable expertise by providing additional delivery options for proteins and peptides. Proteins and peptides cannot be given orally because they will not survive passage through the digestive system. However, the short half-life of most protein and peptides means that injections usually need to be given frequently and, as injections are unpopular with patients, compliance tends to be poor.

        The Biosphere® drug delivery system provides sustained-release of injectable proteins and peptides. The technology encapsulates the drug substance in highly purified starch in microscopic spheres that are then coated with a copolymer of lactic and glycolic acid. After injection, the coating and core erode and the drug content is released over a controlled period that can range from days to months. In contrast with conventional microspheres, the coating used in Biosphere® does not contain any drug so there is a low "burst" even at high drug loadings. The Biosphere® technology involves the encapsulation of protein drugs under controlled conditions that avoid exposure of the protein to destructive organic solvents that can often cause structural changes.

        The first human administration of coated and uncoated starch Biosphere® microspheres containing no active drug took place in 2001. The study involved 16 subjects and no significant adverse reactions were reported. In February 2003, the Company announced that the Biosphere® technology had been successfully used to deliver a protein drug over an extended period of time. A paper in Drug Delivery Systems & Sciences (Vol. 2, No. 4, 103-109) by scientists at the Company describes pre-clinical studies on the release of human growth hormone over a period of two weeks from a single injection. In the study, the human growth hormone was encapsulated with high efficiency and released evenly throughout the period. Importantly, the gentle encapsulation process and the inert conditions within the Biosphere® particles preserved protein structure and function. A Biosphere® formulation of human growth hormone was studied in a Phase I clinical trial that was successfully completed at the end of 2003. In addition to the human growth hormone, the Company is also evaluating Biosphere® formulations of other proteins and peptides.

Inhalation

Inhalation Technologies

        The Company is developing advanced inhalation drug delivery technologies that are designed to deliver medicines to a patient's lungs without relying on aerosol inhalers powered by CFC-based propellants, which are considered environmentally harmful. The 1997 Montreal protocol signed by more than 140 countries aims to eliminate the manufacture, use and sale of CFC propellants by 2005. This has led to an increased focus on the development of both non-CFC MDIs and DPIs. The Company is currently working with two types of inhalation drug delivery systems: non-CFC MDIs using hydro-fluoro-alkanes ("HFA") as a propellant and DPIs that require no propellant and are breath-actuated. In its MDI development work, the Company focuses on the formulation of drugs for use in MDIs manufactured by third parties. In its DPI development work, the Company focuses both on the development of the device and on the formulation of drugs for use with the device.

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

        Formoterol, the active ingredient in the Foradil® Certihaler®, is a long-acting beta-agonist bronchodilator, which combines a rapid onset of action (within 1-3 minutes) with a long-lasting bronchodilation of 12 hours. This feature offers significant benefits for patients who suffer from obstructive lung diseases. The Foradil® Certihaler® DPI contains 60 doses, thereby giving patients the convenience of 30 days of therapy in a single inhaler. Formoterol is licensed by Novartis from Yamanouchi Pharmaceuticals. Foradil® is currently marketed in over 60 countries. In 2004, Novartis reported sales outside of the United States of $308 million.

        In October 2002, Schering-Plough obtained exclusive U.S. distribution and marketing rights to all Foradil® products from Novartis. Schering-Plough currently markets Foradil® Aerolizer (formoterol fumarate inhalation powder), a single-dose inhalation device. Novartis retains international rights to the Foradil® product line. This licensing did not affect the Company's commercial agreement on royalties or manufacturing with Novartis.

        On December 20, 2002, the Company announced the submission by Novartis of a NDA for the Foradil® Certihaler® to the FDA and to health authorities in the European Union, for review on a country-by-country basis. In October 2003, the FDA issued an approvable letter for the Foradil® Certihaler® and a second approvable letter in December 2004. This means that the product may be approved by the FDA subject to resolution of certain outstanding issues. Novartis is preparing to provide the FDA with additional data requested. In March 2004, the Company announced that the Foradil® Certihaler® had received its first European approval when the Swiss pharmaceutical regulatory authority approved the Foradil® Certihaler®. The Foradil® Certihaler® is now approved in six European and five Latin American countries.

Inhalation Products in Development

        The table below summarizes inhalation products currently under development. The stages of the development process are explained under "Research and Development – Development Process for Brand-Name Pharmaceuticals".

Product	Therapeutic Category	Development Status	Inhalation System	Collaborative Partner
Pulmicort® MDI	Asthma	Phase III completed	HFA-MDI	AstraZeneca
HFA-formoterol	Asthma	Phase II completed	HFA-MDI	SkyePharma
QAB 149	Asthma/COPD	Phase II completed	DPI	Novartis
Flutiform™	Asthma	Phase II completed	HFA-MDI	SkyePharma

  Pulmicort® MDI

        In December 2001, the Company signed exclusive agreements with AstraZeneca to develop the next generation of AstraZeneca's Pulmicort® (budesonide) MDI for the European market. The Company will apply one of its inhalation delivery technologies using HFA rather than CFCs as the propellant. For a discussion of the terms of this agreement, see "Collaborative Arrangements – Inhalation". The Company has already developed an internal formulation of budesonide, the active ingredient in Pulmicort®, that is pharmaceutically stable and suitable for use in an HFA-MDI. Phase II clinical studies on the AstraZeneca formulation have been completed and successfully demonstrated equivalence with the CFC aerosol version. Phase III clinical studies in Europe were completed in July 2004. AstraZeneca is about to file for approval of this product for the first country in Europe.

  HFA-formoterol

        The Company's HFA formulation of the long-acting beta-agonist formoterol, "HFA-formoterol", will be used in MDIs to treat asthma. The Company's Phase II trial data has confirmed that its HFA MDI is equivalent to the dry powder version of formoterol in terms of effect on patient lung function. The Company has completed Phase II clinical studies for HFA-formoterol and is actively looking for a partner for this product.

  QAB 149

        In December 2003, the Company announced an agreement with Novartis to jointly develop a new product for the treatment of asthma and COPD. The product will combine QAB 149, Novartis' novel long-acting bronchodilator, with two SkyePharma technologies: the SkyeHaler and SkyeProtect, a powder formulation that protects the drug from atmospheric moisture to ensure product stability and dose-to-dose reproducibility. Phase II trials have been successfully completed for the product in both the United States and Europe. The Company is performing technical development and supplying clinical trial material, while Novartis is responsible for the other aspects of the development process. Novartis made an initial payment on signature of the agreement and will make future payments on attainment of development milestones and will pay SkyePharma royalties on eventual sales.

  Flutiform™

        The Company is developing a fixed-dose combination of formoterol, the long-acting beta-2 agonist, with fluticasone, an inhaled corticosteroid, to be used in MDIs to treat asthma. Phase II trials for the product were completed in 2005. In April 2005, the Company announced that it had negotiated heads of terms with a major global pharmaceutical company to develop and distribute Flutiform™. The agreement, which is still subject to contract, will provide the Company with up to $160 million in milestone payments and reimbursement of development costs. The Company will also be entitled to double-digit royalties on its partner's sales.

Topical

Topical Technologies

  HA-Based Technologies

        The Company's HA-based technologies were acquired from Cade Struktur. HA-based technologies are topical drug delivery technologies based on HA, a natural polymer, which is designed to maintain efficacy and localize the delivery of drugs to the skin for the treatment of a variety of skin disorders. HA is a long-chained polysaccharide that is a major constituent surrounding cells in most animal tissues. In solution in water, HA's coiled structure acts as a net which can entrap a wide variety of drug compounds. HA is attracted to and adheres to specific receptors on cell membranes which can be found in increasing numbers at sites of damage and disease in the body. This means that drugs can potentially be targeted to and held at the site where the drug is needed. HA's safety profile, its ability to carry drugs and its potential targeting characteristics make it an excellent vehicle for drug delivery. The Company anticipates that by enhancing the delivery of a specific drug, treatment with HA formulations might require less drug compared with treatment with the drug administered by itself. As a result, the Company believes formulations employing HA-based technologies may result in decreased systemic side effects or enhanced therapeutic effect.

  Crystalip

        Certain rights to the Crystalip technology were licensed from Bioglan in December 2000. The remaining rights were acquired by the Company in May 2002. Crystalip enhances stability of drugs by embedding them in lipid crystals. Suitable for hydrophilic or hydrophobic drugs, the drug is released as the lipid melts at skin temperature. The major advantage of Crystalip comes from its versatility, as it can be formulated as a spray, lotion, cream or paste. Additionally, it can stabilize lipophilic and hydrophilic actives, provide photostabilization, and, due to its anti-microbial effect, can be free from preservatives which results in a low risk of toxic or allergic reactions. There are no direct competitors to Crystalip in providing both stabilization of lipophilic and hydrophilic drugs combined with an anti-microbial effect.

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

  ES-Gel

        The ES-Gel technology was also acquired from Bioglan in two stages, together with the Crystalip and DermaStick technologies. ES-Gel is a semi-solid formulation that results in enhanced solubility of drugs and substantially increased bioavailability by the transdermal route. The system will primarily compete with transdermal patch technologies. Other than the avoidance of the need for a patch, the major advantage of ES-Gel technology is its ability to deliver low water soluble compounds through the skin and to do so without the use of penetration enhancers. Products based on ES-Gel technology may also be significantly lower cost compared with patches and most other transdermal delivery systems.

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

        In July 1997, the Company received regulatory approval for marketing Solaraze® in the United Kingdom. In May 1998, Solaraze® was approved for marketing in Germany, Sweden, Italy, France and Canada. In October 1998, the Company submitted an NDA for the marketing of Solaraze® in the United States. The Company received FDA approval for this product in October 2000.

        In March 2000, the Company entered into an agreement with Bioglan for the manufacture, marketing and distribution of Solaraze® in Europe for an upfront licensing fee and royalty payments. In December 2000, the Company entered into a further agreement with Bioglan for the license of marketing rights for the United States, Canada and Mexico, for which Bioglan paid a $14 million fee and agreed to pay further significant milestone payments upon commercialization of Solaraze®.

        In December 2001, the Company agreed to the transfer of rights to market Solaraze® in the United States, Canada and Mexico from Bioglan to Quintiles. Under this agreement, Quintiles paid SkyePharma $5 million and Bioglan agreed to pay SkyePharma $12.5 million in settlement of monies owing under the license agreements between the two companies for the sales and marketing of Solaraze® in United States, Canada and Mexico. Quintiles subsequently launched Solaraze® in the United States in January 2002. On February 21, 2002, the affairs of Bioglan were placed into administration. On May 13, 2002, following negotiations with the administrators of Bioglan, SkyePharma announced an agreement to transfer all rights to market Solaraze® in Europe to Shire for a total consideration up to £15 million, plus royalties on European sales. Of this total consideration, £2.1 million is contingent on conditions, including Solaraze's launch in certain European countries.

        On June 9, 2004, Quintiles announced that it had reached agreement to sell assets relating to its specialty dermatology products company, to Bradley Pharmaceuticals, Inc. The assets sold to Bradley included the marketing rights for the United States, Canada and Mexico with respect to Solaraze®. In August 2004, the Company announced that it had received a payment of $5 million from Quintiles for consenting to the transfer of the U.S., Canadian, and Mexican marketing rights for Solaraze® to Bradley.

        In September 2002, the Company entered into a reciprocal licensing agreement with Meditech concerning the marketing of Solaraze® in a number of Pacific Rim countries. The Company had acquired rights to Solaraze® in 1999 from the administrators of Cade Struktur, excluding those relating to certain Pacific Rim countries which were owned by Meditech under a pre-existing agreement with Cade Struktur. Under this agreement, the Company acquired these rights to Solaraze® from Meditech in return for an upfront payment, a milestone payment payable on regulatory approval of the product in Australia or New Zealand, and a royalty on sales. Through this agreement, the Company gained the exclusive right to manufacture and market or sublicense Solaraze® in Australia, New Zealand, Singapore and Malaysia whilst Meditech obtained equivalent rights in China, Taiwan, Indonesia and the Philippines, none of which were included in Meditech's original agreement with Cade Struktur. Each party will receive an identical royalty on sales made by the other party in its allocated territory.

        In December 2002, the Company licensed to Shire the exclusive rights to manufacture, distribute and sell Solaraze® in Australia, New Zealand, South Africa and certain other countries in the Pacific Rim not included in the Company's license to Meditech. In return for these rights, the Company will receive up to £2.2 million comprising an undisclosed upfront payment and additional milestone payments contingent on the product's successfully completing a Phase III clinical study in Australia and receiving regulatory approval in the licensed territories. The Company will also receive royalties on net sales and milestones as sales exceed certain levels. The Phase III trial has now been completed and in January 2005 Shire filed for approval in Australia.

Topical Products in Development

        In addition to Solaraze®, the Company had been developing Hyclinda, a topical gel to treat acne, a formulation of acyclovir in ES-Gel in conjunction with Sakai and various other early stage products under its Crystalip, DermaStick and ES-Gel systems.

Licensing

        On April 29, 2004 the Company announced that it had licensed the rights to its dermatology assets, which account for substantially all of its topical drug delivery technologies, for those territories that are not covered by existing licenses, to Trigenesis. The rights relate to three marketed drugs, including Solaraze® for those territories not already licensed, rights to six pipeline products, including Hyclinda and Acyclovir, and six proprietary and complementary delivery technologies, including HA-based technologies, Crystalip, Dermastick, ES-Gel, Dissocubes and Solid Lipid Nanoparticles. Under the agreement, Trigenesis is obligated to exploit the dermatology assets covered by the license and to continue the development of those drug candidates that are currently at the pipeline stage. Trigenesis has also assumed the majority of SkyePharma's existing obligations to third parties with respect to the development of these drug candidates. All rights granted by the Company to licensees under existing licenses remain unaffected by the agreement. In addition, the Company has retained the right to use the technologies subject to the license for the development of a number of new chemical entities in the dermatology area and, in certain cases, also for non-dermal applications.

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

        In May 2004, Trigenesis was acquired by Dr Reddy's, an Indian pharmaceutical company. Dr. Reddy's assumed all the obligations of Trigenesis.

Solubilization

Solubilization Technology

        Solubility of drugs is an essential factor for all drug delivery systems, independent of the route of administration. Poor solubility leads to a range of problems, including poor bioavailability, increased toxicity, variability of absorption when taken with food and poor efficacy. The Company believes that a large number of existing marketed drugs and newly synthesized compounds have solubility problems. The acquisition of nano-particulate technology from Medac and the IDD technology from SkyePharma Canada provides the Company with access to important enabling technologies for the enhanced delivery of drugs with poor water-solubility.

        Nano-particulate technology aims to improve a drug's solubility by reducing the size of the particles. It has been demonstrated in laboratory testing that the saturation solubility of many drugs can be improved by reducing particle size to below one micron in diameter. The nano-particles are produced via a process of homogenization whereby a therapeutic compound dispersed in a solvent or a compound carrier system is subjected to size reduction forces in a homogenizer. A homogenizer is a device in which material is pushed through a narrow chamber at very high pressure. The process breaks down the particles of the compound and generates particles in the nanometer size range.

        The nano-particulate technology acquired from Medac was originally developed by a team of researchers at the Free University of Berlin in the early 1990s and was subsequently licensed to Medac, which pursued the development of the technology. The nano-particulate technology acquired from Medac consists of three separate techniques:

  •
  Nano-suspensions: a dispersion of pure drug without any matrix, including the Dissocubes technology;

  •
  Solid Lipid Nano-particles: solid solutions of drugs in a lipid matrix; and

  •
  Solid Polymer Nano-particles: solid solutions of drugs in a solid polymer matrix.

        The IDD technology platform acquired in connection with the acquisition of SkyePharma Canada has been in development since the early 1990s. To date, one product, Triglide™, has been approved using the IDD technology. The IDD technology incorporates the following methods:

  •
  MicroParticle (IDD-P™): phospholipid stabilized sub-micron to micron sized water-insoluble drug particles. This approach can be used for a wide range of insoluble drugs to be administered via the oral, topical, injectable, implantable or inhaled routes; and

  •
  MicroDroplet (IDD-D™): phospholipid stabilized sub-micron to micron sized emulsions of water-insoluble drug substances. This approach is available to a restricted range of drugs, limited by solubility in biocompatible oils, administered by the injectable route.

        The IDD technology acquired in connection with the acquisition of SkyePharma Canada is complementary to the Company's existing nano-particulate technology acquired from Medac. As a consequence, the Company expects to be able to provide customers with a wider range of patented solubilzation technologies. The Company also plans to use its solubilization technologies to complement and enhance the Company's other drug delivery systems.

        As part of the license of its dermatology assets to Trigenesis described above, the rights for Dissocubes and Solid Lipid Nanoparticles for the topical therapeutic treatment of dermatological diseases and disorders were licensed to Trigenesis (and subsequently transferred to Dr. Reddy's).

Advantages of solubilization technologies

        The Company believes that the solubilization technologies acquired from Medac and SkyePharma Canada offer a number of potential advantages over other solubilization technologies being developed by pharmaceutical and biotechnology companies. These include the following:

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

  •
  Rapid manufacturing process. The homogenization part of the manufacturing process typically takes 1 to 2 hours, which is significantly shorter than other processes used by competitors.

  •
  Narrow particle size range. The particles produced are within a narrow size range.

Approved Solubilization Products

  Triglide™

Product	Therapeutic Category	Development Status	Solubilization System	Collaborative Partner
Triglide™	Cardiovascular	Approved	IDD-P™	First Horizon

        The Company has been developing an improved formulation of fenofibrate, called Triglide™, in partnership with an undisclosed pharmaceutical company. During 2003, the Company and its partner re-negotiated the terms of their agreement and the Company re-acquired rights to the product for an unspecified amount. Triglide™ is a lipid-lowering drug launched by Abbott as Tricor in the United States in 1998. The IDD formulation is a lower dose product providing blood levels similar to the currently marketed 200mg form. On May 17, 2004, the Company announced an exclusive agreement with First Horizon Pharmaceutical Corporation through which the Company granted First Horizon the exclusive U.S. marketing and distribution rights for Triglide™. On May 9, 2005, the Company announced that the FDA had approved Triglide™.

Solubilization Products in Development

        The table below summarizes products based on the solubilization technologies currently under development. The stages of the development process are explained under "Research and Development – Development Process for Brand-Name Pharmaceuticals".

Product	Therapeutic Category	Development Status	Solubilization System	Collaborative Partner
Propofol IDD-D™	Anesthesia/Sedation	Phase II completed	IDD-D™	Endo
Multiple	Undisclosed	Feasibility	IDD-P™	Baxter

  Propofol IDD-D™

        Propofol is the active ingredient in AstraZeneca's Diprivan, a leading injectable anesthetic, which achieved sales in 2004 of $500 million. The Company is developing an improved formulation of propofol using its IDD-D™ technology. Patents on Diprivan began to expire in 2000. Despite incorporation of an anti-microbial preservative, Diprivan has problems with micro-organism growth if the product is not properly handled and also may cause the build up of fats in the body. The Company believes the IDD-D™ formulation offers improvement in both of these areas.

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

        The Company has completed its Phase II clinical trial for Propofol IDD-D™. The study, involving 79 female patients undergoing laparoscopic gynaecological surgery, was designed to show the clinical effect of Propofol IDD-D™ versus Diprivan, a currently marketed version of 1% propofol. The study results provided evidence of comparable pharmacokinetics, efficacy and safety of the two formulations which will need to be confirmed in Phase III trials. In April 2004, the Company announced that it had successfully completed the review of the Phase II trial results for Propofol IDD-D™ with the FDA. The Company is now in dialogue with the FDA to agree the design of the program necessary to complete the development of this product and receive approval for Propofol IDD-D™ in the United States. The Company is also in discussions with potential licensees for Europe and certain other markets.

  Baxter

        The Company has an exclusive agreement with Baxter to collaborate on the use of the IDD technology for the formulation of injectable New Chemical Entity ("NCE") medications. Under this agreement, Baxter will work with its pharmaceutical company clients to develop injectable formulations for insoluble medications utilizing the IDD technology and its expertise in formulating and manufacturing injectable drugs. One of the most challenging issues in the development of many pharmaceutical products is formulating a water-insoluble NCE – a drug molecule that cannot be dissolved in water – so that it can be administered to patients in an injectable form. Under the terms of the agreement, the Company will receive milestone payments from Baxter based on certain events leading to the commercialization of the first product under the collaboration.

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

  New Product Feasibility Programs

        In addition to the products described above, the Company has disclosed alliances with Schering Plough Corporation.

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

        In return, the Company gives each of its partners an exclusive license to market the products incorporating the Company's technologies. In some cases the licenses are worldwide. In others they are limited to specific territories. In most cases partners are free to sublicense the technologies, although the Company's consent may be required and royalties on all sales must be paid to the Company. In addition, the majority of the collaborative agreements do not restrict the Company from developing formulations of competitive products. In some cases, however, the Company will agree not to develop formulations of specified compounds for an agreed period of time.

        The Company's collaborative partners frequently take responsibility for conducting clinical trials and for preparing and pursuing all necessary regulatory approvals. More recently, however the Company has taken responsibility for managing clinical trials in some collaborations. The Company may assist its partners in the conduct of such trials and the preparation of regulatory filings, but its partners ultimately control the process, including the selection of the jurisdictions in which regulatory approval will be sought, if at all.

        The collaborative agreements frequently do not obligate the partners to market any successfully developed and approved products. The Company does not have any control over whether and to what extent a partner will elect to commercialize a product. A client may choose not to market a product for reasons wholly independent of the Company's technologies. In most cases, if a client does not proceed to market the product once it has been successfully formulated and approved, the Company will not receive any additional income in respect of the product. In some more recent collaborations, however, contracts have included certain commitments from the Company's partners to market the product or to pay a minimum royalty in lieu of sales of the product or, failing that, to return the product rights to the Company.

        During the formulation and development stages, the Company's partners are generally free to terminate the collaborative relationship at any time and for any reason.

Oral

        The Company is currently receiving significant royalty revenues under two collaborative arrangements for its Geomatrix™ technology: Xatral® OD/Uroxatral® and Paxil CR™. Under the terms of these agreements, each of the development partners bore all of the costs of research and development according to an agreed budget and are obligated to pay the Company continuing net royalties of between 1.5% and 5% of net sales. In return, the Company granted the development partners exclusive licenses to use the Geomatrix™ technology in these products throughout the world. The license agreement for Xatral® OD/Uroxatral® was signed in May 1999 with Sanofi-Synthélabo (now part of Sanofi-Aventis).

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

        On March 4, 2005, GlaxoSmithKline announced that the FDA had halted supplies of Paxil CR™ due to manufacturing issues. SkyePharma provided the formulation of Paxil CR™, but has no involvement in its manufacturing. GlaxoSmithKline is working with the FDA to expedite the return of this product to the market.

        On April 28, 2005, the Company announced that it had entered into an amendment agreement with GlaxoSmithKline in respect of Paxil CR™. Under the terms of the amendment agreement, GlaxoSmithKline made a one-time payment of approximately $10 million to the Company. In addition, the Company will also be entitled to an increase in the royalty rate from 3% to 4% on actual net sales of Paxil CR™, with effect from March 4, 2005. As GlaxoSmithKline has been unable to supply Paxil CR™ in the United States since March 4, 2005, GlaxoSmithKline has also agreed to pay SkyePharma the same level of royalty on GlaxoSmithKline's budgeted sales of Paxil CR™ from March 4, 2005 while the product remains off the market, subject to other terms of the agreement.

        The only collaborative arrangement involving Geomatrix™ technology in which the Company is responsible for conducting clinical trials is the development and licensing agreement for a once-daily version of Requip (ropinirole) with GlaxoSmithKline, which was entered into in September 1999 with SmithKline Beecham (now part of GlaxoSmithKline). Under the terms of the agreement with GlaxoSmithKline the Company is responsible for all development activities for Requip oral controlled release tablets up to regulatory filing, in collaboration with GlaxoSmithKline. As part of the agreement, GlaxoSmithKline made an equity investment of £4.9 million in the Company and will pay milestone payments at intervals up to product approval, including an upfront payment. In December 2001 and June 2003, the Company and GlaxoSmithKline amended the 1999 license for Requip to take account of additional activities that had been undertaken by SkyePharma. Under the terms of the amendments, the timeline of certain milestone payments was renegotiated together with additional development revenues to reimburse SkyePharma for the additional activities. On commercialization of once-daily Requip, the Company will receive royalties on future product sales. GlaxoSmithKline will take responsibility for preparing and pursuing all necessary regulatory approvals. Phase III clinical trials for once-daily Requip have now been completed. The product is expected to be filed for marketing approval in 2005.

        In 2002, the Company entered into a technology access, license and development agreement with e-nutriceuticals, Inc. for the use of the Company's Geomatrix™ technology. In connection with the agreement, the Company was issued convertible preferred stock. In August 2003, e-nutriceuticals merged with Vital Living Inc ("Vital Living"), as a result of which SkyePharma acquired 14,204,548 common shares in Vital Living. During 2003, 2004 and 2005, the Company acquired additional common shares. At June 24, 2005 the Company owned 14.9% of Vital Living. This investment is recorded within fixed asset investments.

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

        In November 2002, the Company re-acquired DepoCyt® marketing, distribution and sales rights for the United States from Chiron Corporation in return for an undisclosed cash payment, and for

Canada from Paladin Labs Inc for a nominal sum. In December 2002, the Company licensed the North American rights to DepoCyt® to Enzon for a license fee of $12 million. The Company will manufacture DepoCyt® and Enzon will purchase finished product at 35% of net sales, which will reduce should a defined sales target be exceeded. The Company is also entitled to milestone payments based on the achievement of certain sales levels and the approval of additional indications.

        In June 2001, the Company licensed the marketing and distribution rights for DepoCyte for Europe and the Philippines were licensed to Elan Pharmaceuticals ("Elan"). Following Elan's decision not to proceed with the planned establishment of an oncology sales force SkyePharma reacquired these European rights during 2003 for an unspecified amount. In June 2003, the Company licensed exclusive marketing and distribution rights for DepoCyte to Mundipharma for most European and Eastern European countries. Under the terms of the agreement, Mundipharma paid the Company €4.25 million ($4.9 million) on signature plus additional milestone payments that may amount to €10.75 million ($12.3 million). The Company will manufacture DepoCyte and supply it to Mundipharma associates at an agreed transfer price. Mundipharma will also pay SkyePharma an additional royalty on sales plus additional milestones. In February 2004 Mundipharma launched DepoCyte in Europe.

        In June 2001, the Company licensed the marketing rights for DepoCyt® in Japan and Taiwan to Nippon-Shinyaku. In 2003 the Company licensed marketing rights for DepoCyt® in Brazil to Pharmis.

        In December 2002, the Company entered into a development and commercialization agreement under which Endo Pharmaceuticals Inc. received an exclusive license to the U.S. and Canadian marketing and distribution rights for two of the Company's patented development products, DepoDur™ and Propofol IDD-D™, a product using the Company's IDD solubilization technology, with options to negotiate for other development products in the area of pain management. In return, the Company received a $25 million payment on signing in respect of DepoDur™. In addition, the Company may receive further milestone payments up to $95 million, of which $15 million has been received to date. The total further comprises a $15 million milestone payment when net sales of DepoDur™ reach $125 million in a calendar year, and a $20 million milestone payment when net sales of DepoDur™ reach $175 million in a calendar year. The Company will also receive a share of each product's sales revenue that will increase from 20% to a maximum of 60% of net sales as the products' combined sales achieve certain thresholds in any given year. The agreement provides for the parties to work together and complete the necessary clinical, regulatory and manufacturing work for regulatory approval of DepoDur™ and Propofol IDD-D™ in the United States and Canada. The Company will be primarily responsible for clinical development up to final FDA approval and for product manufacture, including all associated costs. Upon approval, Endo will market each product in the United States and Canada with the Company as supplier. In respect of the first product launched under the agreement, the Company will pay Endo a fixed contribution in relation to marketing activities undertaken by Endo in respect of the first and second year of commercialization based upon Endo being in substantial compliance with the annual commercialization plan agreed between the parties. No payment was made or, in the opinion of the Company, is due to Endo in respect of 2004. Endo will be responsible for funding and conducting any post-marketing studies and for selling and marketing expenses. In December 2004, Endo launched DepoDur™ in the U.S.. The agreement expires with respect to each product upon the later of the expiry of all relevant patents and the 15th anniversary of the date of first commercialization. The agreement may be terminated in various cases, including by Endo in the event the Company experiences delays in obtaining regulatory approval for the products or fails to achieve the target labeling and, without cause, upon sixty days' notice, provided that, in such an event, Endo shall pay an undisclosed termination fee to the Company.

        In April 2004, the Company entered into a strategic marketing agreement with Zeneus for the marketing and distribution of DepoDur™ in Europe. The Company will receive a share of sales of DepoDur™ that will increase from an initial 35% to a maximum of 50% of net sales as certain sales thresholds are reached. The Company will also receive a payment on signing and will receive further future milestone payments on attainment of marketing approvals, commercial launches and sales targets; if all targets are met these payments will amount to over €100 million. The Company will be responsible for the cost of manufacturing the product and clinical development required to gain and maintain approvals throughout the expanded EU. Zeneus will be responsible for the cost of all sales and marketing of the product, including pre-launch development and any further clinical studies (other than Phase IV studies for market development, for which the parties will collaborate).

        In April 2005, the Company entered into a development and licensing agreement with Mundipharma for DepoBupivacaine for Europe and other international markets excluding the United States, Canada and Japan. Under the agreement, the Company received $10 million on signature and will receive further contributions of up to US$20 million towards the cost of the Phase III clinical trials required to gain approvals, and additional milestone payments on attainment of development milestones, marketing approvals and sales targets. SkyePharma will be responsible for clinical development. If all targets are met, total payments will amount to over US$80 million. SkyePharma will also receive a 35% share of Mundipharma's sales of DepoBupivacaine in Europe (30% in other territories), out of which SkyePharma will bear the cost of manufacture.

        In June 2002, the Company signed a Joint Agreement with GeneMedix to develop an extended release formulation of interferon alpha-2b using the Company's DepoFoam™ technology. Prior to entering into this agreement, the Company had already formulated interferon alpha-2b with its DepoFoam™ technology. Reflecting this, and the value of DepoFoam™ licensing rights, SkyePharma received from GeneMedix non-refundable consideration of £3.25 million. The consideration was in the form of an unsecured Convertible Loan Note, issued by GeneMedix, carrying a 5% coupon, which is convertible at any time into between approximately 8.3 million and 11.2 million fully paid, ordinary GeneMedix shares. GeneMedix has the option to redeem the Notes for cash in certain circumstances. In 2005, the Company and GeneMedix mutually agreed to terminate the collaboration and the Company is in active discussions with several potential partners for the development of the project.

Inhalation

        In November 1998, the Company and Novartis agreed to jointly develop a new formulation of Novartis' Foradil® asthma drug using the Company's multi-dose dry powder inhaler. The Company is responsible for producing the drug in its finished form, including supplying both the powder and the device as a product to Novartis. Under the arrangement, Novartis has paid the Company a technology access fee of £0.4 million and made an equity investment in the Company amounting to £6.1 million. Novartis has also agreed to pay the Company royalty income on future worldwide sales of the drug. In return, the Company has granted Novartis an exclusive worldwide license to market Foradil® in the new delivery form.

        In December 2001, the Company signed exclusive agreements with AstraZeneca PLC to develop the next generation of AstraZeneca's Pulmicort MDI. The Company will apply one of its inhalation delivery technologies using HFA rather than CFCs as the propellant. Under the terms of the agreement, the Company will be responsible for all pre-clinical and clinical development, as well as compiling regulatory filings for marketing approval. The Company received a signing fee of $2 million and progress related payments could total up to $10 million once marketing approval is granted. AstraZeneca has also agreed to pay the Company royalty income on future net sales of the HFA-based product. The Company has already developed an internal formulation of budesonide, the active ingredient in Pulmicort that is pharmaceutically stable and suitable for use in an HFA-MDI. Phase II clinical on the AstraZeneca formulation have been completed and Phase III clinical studies were completed in July 2004. AstraZeneca is about to file for approval of this product in the first country in Europe.

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

        On April 29, 2004, the Company announced that it had licensed the rights to its dermatology assets, which account for substantially all of its topical drug delivery technologies, for those territories that are not covered by existing licenses, to Trigenesis. The rights relate to three marketed drugs, including Solaraze® for those territories not already licensed, rights to six pipeline products, including Hyclinda and Acyclovir, and six proprietary and complementary delivery technologies, including HA-based technologies, Crystalip, Dermastick, ES-Gel, Dissocubes and Solid Lipid Nanoparticles. Under the agreement, Trigenesis is obligated to exploit the dermatology assets covered by the license and to continue the development of those drug candidates that are currently at the pipeline stage. Trigenesis has also assumed the majority of SkyePharma's existing obligations to third parties with respect to the development of these drug candidates. All rights granted by the Company to licensees under existing licenses remain unaffected by the agreement. In addition, the Company has retained the right to use the technologies subject to the license for the development of a number of new chemical entities in the dermatology area and, in certain cases, for non-dermal applications.

        The Company received a payment on signing and for each of the six pipeline products and may receive additional milestones on completion of Phase III trials and on approval. If all six products reach the market in the United States and Europe, total milestone payments (including the payment on signing) will be in excess of US$20 million. The Company will also receive a 10% royalty on sales of these products by Trigenesis and 35% of any sub-license income.

        In May 2004, Trigenesis was acquired by Dr Reddy's, an Indian pharmaceutical company. Dr Reddy's assumed all the obligations of Trigenesis.

Solubilization

        In December 2002, the Company entered into a development and commercialization agreement under which Endo received an exclusive license to the U.S. and Canadian marketing and distribution rights for two of the Company's patented development products, DepoDur, an injectable product, and Propofol IDD-D™ with options to negotiate for other development products in the area of pain management. For a discussion of the terms of this agreement, see "Collaborative Arrangements – Injectable".

        On May 17, 2004, the Company announced an exclusive agreement with First Horizon Pharmaceutical Corporation through which the Company granted First Horizon the exclusive U.S. marketing and distribution rights for Triglide™.

        The Company will receive a total of up to $50 million in milestone payments and 25% of First Horizon's net sales of the product. $5 million was paid to the Company upon signing the agreement and an additional $15 million was triggered by FDA approval of the product, which was granted on May 9, 2005. In addition to these $20 million in payments, the Company will receive up to $30 million in sales-based milestone payments. The Company will manufacture and supply the product from its Lyon manufacturing facility. The Company will also make a contribution of up to $5 million to First Horizon's initial marketing expenses to establish the product. First Horizon also obtained the right of first refusal to negotiate a license to develop and commercialize future products incorporating fenofibrate.

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

Other Collaborative Arrangements

        In December 2000, SkyePharma entered into an agreement with Paul Capital. Under the agreement, Paul Capital provided a total of $30 million between 2000 and 2002, in return for the sale of a portion of potential future royalty and revenue streams from DepoDur™, Xatral® OD, Solaraze® and DepoCyt®. The monies were used to fund the clinical development of DepoDur™. Between January 2003 and December 2014, Paul Capital will receive 15% of the annual royalties and revenues from the stated products up to an agreed ceiling. Once the predetermined ceiling is reached, the percentage participation will fall to 3% for the remainder of the period until December 31, 2014.

        In March 2002, SkyePharma entered into a second agreement with Paul Capital. Under the terms of the agreement, Paul Capital paid SkyePharma $30 million during 2002 and 2003, in return for a portion of the future royalty and revenue streams from nine products in the Company's pipeline. The monies will be used principally to fund the clinical development of Propofol IDD-D™ and HFA-formoterol. The nine products referred to are Propofol IDD-D™ and HFA-formoterol, the lipid-lowering drug Triglide™, an anti-cancer agent busulfan, an intravenous formulation of the antibiotic oxytetracycline, oral budesonide to treat inflammatory bowel disease, HFA-budesonide and Foradil®, for the treatment of asthma, and the anti-depressant Paxil CR™. Between January 2002 and December 2015, Paul Capital will receive between 4% and 20% of the annual royalties and revenues from the total of nine products. The 20% rate applies first. The percentage then falls, when an agreed return is achieved, to 12.5% until a second ceiling is reached, before falling to 4% for the remainder of the period until December 31, 2015. During 2002 and 2003, the 20% rate was reduced based on the percentage of the total $30 million already funded. In addition, should the share of royalties received by Paul Capital not meet minimum returns, SkyePharma may issue SkyePharma ordinary shares up to a value of $7.5 million. The number of ordinary shares to be issued is capped based upon a minimum price of 55 pence per share. Also under the terms of these agreements, Paul Capital has been issued warrants carrying rights to subscribe for 5 million SkyePharma ordinary shares at an exercise price of 73.75 pence, representing a 25% premium to the average trading price for the five trading days immediately prior to the closing date.

        In December 2001, the Company entered into several agreements concerning the development of Astralis' novel injectable vaccine therapy for the treatment of all forms of psoriasis, a chronic skin disorder. Astralis completed clinical studies in Venezuela with encouraging results for a first generation of Psoraxine. Under the terms of a technology access agreement, the Company received a $5 million license fee from Astralis, for access to DepoFoam™ and other relevant drug delivery technologies. In addition, the Company will provide all development, manufacturing, pre-clinical and clinical development services to Astralis for second generation Psoraxine, up to the completion of Phase II clinical studies pursuant to a service agreement. In the event that Phase II studies are successfully completed, Astralis will offer SkyePharma the option to acquire the worldwide licensing and distribution rights to Psoraxine. If SkyePharma does not exercise the option, Astralis will seek a marketing partner to fund Phase III clinical studies and to provide a sales and marketing infrastructure. In September 2003, Astralis initiated a Phase I clinical trial in the United States. This trial was successfully completed and in March 2004 Astralis announced that it had initiated a Phase II clinical trial in the United States. In March 2005, Astralis announced that the Phase II clinical trial did not meet the primary study endpoints. The Company is currently working with Astralis to investigate and resolve the possible reasons why the outcome of this trial was so different from the results of previous large-scale trials in Venezuela.

        In a separate transaction, the Company made a total equity investment in Astralis of $20 million in convertible preferred shares. In January 2004 SkyePharma converted all of its convertible preferred shares into 25 million common shares, 12.5 million of these being in escrow. The resulting holding represents approximately 35.7% of the common shares of Astralis. In March 2005, the Company acquired 11.16 million additional shares from two former directors of Astralis, bringing its holding to 49.7% of the common shares of Astralis. The consideration for these additional shares was approximately 5.5 million common shares in the Company.

        On May 14, 2002, SkyePharma announced its intention to enter a wide ranging strategic collaboration with Kowa Company Ltd., a leading Japanese company with substantial pharmaceutical interests. Kowa and SkyePharma also signed a separate non-binding Letter of Intent to evaluate Kowa's acquisition of a 50% interest in SkyePharma's manufacturing facility in Lyon. No significant activity took place in either of the last two years in respect of this proposal. On June 25, 2002, the Company announced that thirty million ordinary shares of 10p each in SkyePharma PLC had been allotted to Kowa Company Limited for a total consideration of £25,320,000. This represented a holding of 5.01% after the investment. As part of its investment, Kowa obtained the right to appoint a Non-Executive Director to the Board of SkyePharma and on October 30, 2002, the Company confirmed the appointment of Mr. Torao Yamamoto as a Non-Executive Director of SkyePharma. Mr. Yamamoto has decided not to seek re-election to the Board at the Company's forthcoming Annual General Meeting on July 18, 2005. Kowa and SkyePharma have an active relationship involving the formulation, development scale-up and manufacturing for clinical trials for a number of products in Kowa's development pipeline including a new lipid lowering agent, NK-104.

        In January 2003, the Company and Enzon Pharmaceuticals, Inc. agreed a strategic alliance based on a broad technology access agreement. The two companies will draw on their combined drug delivery technology and expertise to jointly develop up to three products for future commercialization. These products will be based on the Company's proprietary platforms in the areas of oral, injectable and topical drug delivery, supported by technology to enhance drug solubility and Enzon's proprietary PEG modification technology, for which Enzon received a US$3.5 million technology access fee. PEG technology involves the attachment of polyethylene glycol to therapeutic proteins or small molecules, for the purpose of enhancing therapeutic value. Polyethylene glycol is a relatively non-reactive and non-toxic polymer that is frequently used in food and pharmaceutical products. The attachment of polyethylene glycol to a molecule increases its molecular weight, and for some proteins and small molecules can impart better solubility and stability, reduce immune responses, improve therapeutic and/or safety profiles and simplify or improve dosing regimens. The Company will receive a milestone payment for each product based on its own proprietary technology that enters Phase II clinical development. Research and development costs related to the technology alliance will be shared equally, as will future revenues generated from the commercialization of any jointly-developed products. While a number of compounds have been evaluated, there are currently no products in active development under this technology alliance.

Patents and Proprietary Rights

        The Company believes that patent and other intellectual property protection of its drug delivery and formulation technologies is critical to its business and that its future performance will depend in part on its ability to obtain patents, maintain confidential and trade secret information and to operate without infringing the intellectual property rights of others.

Oral Controlled Release Technology

        The Company has two patent families in respect of its core Geomatrix™ technologies.

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

        In addition to the two patent families in respect of its core Geomatrix™ technologies, the Company holds several other patents related to its oral controlled release technology, and has applications filed in markets including Europe, the United States, Japan, Canada, Australia and New Zealand, which continue to protect the technology to 2018. These patents and applications cover a variety of different tablet formulations containing an active drug core and various surface coatings covering the core. These cores and coatings contain excipients that enable a variety of release profiles to be achieved. Later applications cover recent innovations and/or improvements to the original inventions.

        In total, the Company has 149 patents protecting the Geomatrix™ technology, which represents 21 patent families. The Company continues to file additional patent applications relating to oral drug delivery technologies in order to secure protection for its activities in this area.

Injectable Technology

        The Company owns a large portfolio of patents relating to the DepoFoam™ delivery technology in the United States, Europe, Japan and certain other countries. The majority of these patents will continue in force until 2014. Additional filings of patent applications have been made for improvements of the initial technology and for innovative technology relating to this subject matter in the United States, Europe, Japan and certain other countries.

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

        The Company owns a wide range of intellectual property rights covering its Biosphere technology, Patent applications have been filed and issued in the United States, Europe, Japan and certain other countries. The Company owns 12 patent families in respect of its Biosphere technology. The later patent filings will offer protection out until 2023.

Inhalation Technology

        The Company has fifteen patent families in respect of its inhalation technology. One family covers SkyeHaler itself as well as several of the structural elements and features incorporated therein, and has been granted in the United States, Europe, Japan and certain other countries. Each of these patents expires no earlier than 2015. Other patent families relate to a dry powder, for use with the Dry Powder Inhalers.

        The Company has, together with other companies working in the same area, been involved in several European patent oppositions related to the use of environmentally friendly HFA as propellants. Of these oppositions, four have been settled and the remaining four are in various stages within the European Patent Office. There are currently six oppositions in which SkyePharma is participating in relation to various aspects of inhalation technologies. As with all contentious proceedings, the outcome of patent oppositions is uncertain and, if negative, could have an adverse effect on the Company's business.

        On June 2, 2004 the Company announced an alliance with Vectura Limited, which among other things, will give the Company access to Vectura's Aspirair device and related patents.

Topical Technology

        The Company owns a wide range of intellectual property rights covering its topical technology. Patents and applications covering many and varied uses of hyaluronic acid have been filed throughout the world. Following these filings, patents have been granted in the United States, Europe, Japan and certain other countries, expiring between 2010 and 2013.

        On April 29, 2004, the Company announced that it had licensed the bulk of its topical technology to Trigenesis. For further information see "Business Operations – Overview – Topical".

Solubilization

        The Company has rights to a total of 7 patent families related to solubilization technology. The Company owns two patent families covering solid lipid nanoparticles and nano-suspensions, each of which are useful for drug delivery. These two patent families, as well as applications filed, protect the Company's technologies in the area of solid lipid nanoparticles and nano-suspensions in the United States, Europe, Japan and certain other countries until 2015. The Company also has an exclusive license under two further patent families: one relating to solid polymer nano-particulate technology and the other to further developments in the areas of solid lipid nano-particles and nano-suspensions.

        In addition, the Company owns a large portfolio of patents and patent applications covering three broad patent families relating to:

  i)
  Lipid stabilized microparticle technology (where the drug is a solid particle);

  ii)
  Lipid stabilized microdroplet technology (where the drug is a liquid); and

  iii)
  Omega-3 oil stabilized drug technology, which is useful for drug delivery.

        The Company's solubilization technology is protected by numerous patent and patent application worldwide including: 15 patents in the United States and 70 corresponding patents in countries outside the United States. In addition, the portfolio contains many pending applications, including 23 patent applications in the United States, 23 regional (European and PCT) patent applications and 35 applications in other countries.

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

        There can be no assurance that the Company's patents or any future patents will prevent other companies from developing similar or functionally equivalent products. Furthermore, there can be no assurance that (1) any of the Company's future processes or products will be patentable, (2) any pending or additional patents will be issued in any or all appropriate jurisdictions, (3) the Company's processes or products will not infringe upon the proprietary rights of third parties, or (4) the Company will have the resources necessary to protect its patent rights against third parties.The inability of the Company to protect its patent and proprietary rights or the infringement by the Company of the patent or proprietary rights of others could have a material adverse effect on the Company's business, financial condition or results of operations.

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

Manufacturing

Manufacturing in Europe

        Manufacturing operations in Europe take place at the Company's Lyon facility in France and Muttenz facility in Switzerland. In Lyon the Company has an approximately 17,000 square meter (183,000 square feet) pharmaceutical manufacturing and production facility and an approximately 2,400 square meter (25,850 square feet) adjoining office complex. In Muttenz the Company has a 11,700 square meter (125,942 square feet) facility. The Company presently manufactures four Geomatrix™ products: Madopar DR® in its Muttenz facility and Diclofenac-ratiopharm-uno, Xatral® OD and Coruno® in its Lyon facility. The Company produces bio-batches for its internal development products and its collaborative partners in both facilities.

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

        The Company completed its Geomatrix™ manufacturing suite in the Lyon facility at a capital cost of approximately £7.1 million. This facility is being used to manufacture oral and solubilization products for collaborative partners and for the Company. The facility enables the Company to manufacture its own products in addition to contracting with third parties. In 2004, the plant expanded its oral manufacturing facilities to include two large-scale microfluidizers for the production of Triglide™. Scale-up to the final commercial scale was completed in the second half of 2004.

        Currently, manufacturing operations for Xatral® OD, Coruno®, Diclofenac-ratiopharm-uno and Triglide™ take place at the Company's Lyon facility. Manufacturing of Coruno® started in April 2003, Xatral® OD in March 2004 and Triglide™ in May 2005. The Company brought the facility into compliance with cGMP and FDA standards at a cost of approximately £0.8 million. The FDA has inspected the Lyon facility in respect of four products: Dilacor XR, Coruno®, Xatral® OD and Triglide™. All pre-approval inspections have been passed. There can be no assurance, however, that the Lyon facility will ultimately be found to be in compliance with cGMP or other regulatory requirements for the purposes for which the Company plans to use the facility. Failure to comply could result in significant delays in the Company's planned manufacturing efforts. The Company also could incur significant additional expense in bringing the facility into compliance with cGMP or other regulatory requirements.

        The Company expanded its operations at the Lyon facility to include production activities for dry powder inhaler products pursuant to the Novartis development contract at a capital cost to date of approximately £8.1 million. See "Drug Delivery Platforms – Inhalation – Inhalation Products in Development". In December 2003, the FDA approved the facility for the commercial filling of the Foradil® Certihaler®, which commenced in 2005 in preparation for launch in some of the European countries where the product is approved. The dry powder inhaler (SkyeHaler) will be manufactured by a Swiss plastic contract manufacturer, Riwisa AG. Final assembly and filling of the SkyeHaler with the powder blend containing formoterol fumarate will take place in the Lyon facility. The product will be then released for marketing at the Lyon facility and delivered to Novartis for final packaging and distribution.

        On May 14, 2002, SkyePharma announced its intention to enter a wide-ranging strategic collaboration with Kowa Company Ltd., a leading Japanese company with substantial pharmaceutical interests. Kowa and SkyePharma signed a separate non-binding Letter of Intent to evaluate Kowa's acquisition of a 50% interest in SkyePharma's manufacturing facility in Lyon. No significant activity took place in either of the last two years in respect of this proposal. Kowa and SkyePharma have an active relationship involving the formulation, development scale-up and manufacturing for clinical trials for a number of products in Kowa's development pipeline including a new lipid lowering agent, NK-104. For additional information, see "Item 7: Major Shareholders and Related Party Transactions – Major Shareholders".

        Due to EMEA requirements to retest drugs being imported into Europe, retesting and packaging operations were established at the Lyon facility during 2003 and 2004 for DepoCyte supplies for Europe under the Mundipharma marketing and distribution agreement.

Manufacturing in North America

        DepoFoam™ manufacturing operations take place at the Company's facilities in San Diego, California. The Company currently manufactures two DepoFoam™ products for commercial sale at its facilities in San Diego: DepoCyt® and DepoDur™.

        Manufacturing for DepoCyt® takes place in an approximately 2,020 square meter (21,746 square feet) facility built for this purpose. This facility complies with cGMP regulations and is approved for commercial drug manufacturing by the FDA and EMEA. Commercial manufacturing for DepoDur™ takes place in an approximately 7,600 square meter (82,000 square feet) facility housing, production, administrative and research and development activities. This facility complies with cGMP regulations and is approved for the commercial manufacture of DepoDur™. Clinical trial materials are also manufactured in this facility. Prior to marketing any drugs (including DepoCyt® and DepoDur™) outside countries where approval has been gained, the Company will need to meet applicable regulatory standards, achieve prescribed product quality and reach necessary levels of production of such products in order to obtain marketing approvals in such countries.

        To date, SkyePharma Inc. has relied on a particular method of manufacture for products based on its DepoFoam™ technology which involves processes known only to SkyePharma Inc. There can be no assurance that this method will be applicable to all pharmaceuticals the Company desires to commercialize. Further, the yield of DepoFoam™ product may be highly variable for different drugs. Finally, the Company will need to successfully meet any manufacturing challenges associated with the characteristics of the particular drug to be encapsulated. The physical and chemical stability of the DepoFoam™ formulation may vary with each drug over time and under various storage conditions. There can be no assurance that the manufacturing process will result in economically viable yields of product or that it will produce formulations of therapeutic products sufficiently stable under suitable storage conditions to be commercially useful.

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

Manufacturing Partners

        While the Company has its own manufacturing sites for Geomatrix™ inhalation (dry powder products) and DepoFoam™ manufacturing, for the manufacture of certain of its existing products, and certain of those currently in development, the Company will depend at times on manufacturing partners.

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

        The Company does not have commercial scale manufacturing capabilities for the HFA-MDI products, Pulmicort, Formoterol and Flutiform. AstraZeneca is responsible for the manufacture of Pulmicort®. Formoterol and Flutiform will be manufactured either by the Company's commercial partners for these products or by third party contract manufacturers.

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

        One of the DepoFoam™ Injectable products, DepoDur™, has morphine sulphate as its active ingredient. Morphine sulphate is classified as a Scheduled Drug by the United States Drug Enforcement Agency ("DEA"). The DEA has determined that these drugs have a high potential for abuse and could lead to severe psychological or physical dependence. The DEA controls the national production and distribution of certain Scheduled Drugs in the United States by allocating production quotas based, in part, upon the DEA's view of national demand. SkyePharma Inc. has a DEA license to use morphine sulphate in its research and manufacturing of DepoDur™. While the Company expects that adequate quantities of the drug will be available to it to meet future research and commercial requirements, there can be no assurance to that effect.

Sales and Marketing

        At present, the Company is not involved in the consumer marketing of products formulated with its technologies. The Company depends on its collaborative partners for such marketing. The majority of the Company's partners are not obligated to market products incorporating its technologies, even if such products are successfully developed and approved. However, in some more recent collaborations, contracts have included certain commitments by the Company's partners to market products developed in collaboration with the Company.

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

Government Regulation

        All drugs and medical devices, including the Company's products under development, are subject to extensive regulation in the United States and Europe, the Company's two principal markets. In the United States, the primary regulatory body is the FDA, although to a lesser extent state and local authorities are also involved in the regulatory process. In Europe, there are two regulatory systems in place. The first system is the European Union system that is the responsibility of the EMEA. In addition, each country has its own regulatory agency. In both the United States and Europe, the applicable regulations govern or influence the development, testing, manufacture, safety, labeling, storage, record keeping, approval, advertising, promotion, sale and distribution of prescription pharmaceutical products. Pharmaceutical manufacturers are also subject to certain record keeping and reporting requirements, establishment registration and product listing and agency inspections.

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

ANDA Process

        The Drug Price Competition and Patent Restoration Act of 1984, also known as the Hatch-Waxman Act, established abbreviated application procedures for obtaining FDA approval for those drugs which are off-patent and whose non-patent exclusivity under the Hatch-Waxman Act has expired and which are shown to be bioequivalent to brand-name drugs. Approval to manufacture these drugs is obtained by filing an ANDA. An ANDA is a comprehensive submission which generally must contain data and information pertaining to the bioequivalence of the drug covered by the ANDA to a referenced listed drug, formulation specifications, stability data, analytical data, methods and manufacturing validation data and quality control procedures. As a substitute for clinical studies, the FDA requires data indicating that the ANDA drug formulation is bioequivalent to a previously approved NDA drug (referred to as a reference listed drug).In order to obtain an ANDA approval of a strength or dosage form which differs from the referenced brand-name drug, an applicant must file and have granted an ANDA Suitability Petition. A product is not eligible for ANDA approval if it is not bioequivalent to the referenced brand-drug or if it is intended for a different use. However, such a product might be approved under a Section 505(b)(1) or (b)(2) NDA with supportive data from clinical trials.

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

        In addition to establishing the ANDA, the Hatch-Waxman Act also fostered pharmaceutical innovation through such incentives as market exclusivity and patent restoration. The Hatch-Waxman Act provides two distinct market exclusivity provisions which either preclude the submission or delay the approval of a competitive drug application. A five-year marketing exclusivity period is provided for new chemical compounds and a three-year marketing exclusivity period is provided for applications containing new clinical investigations essential to the approval of the application. The non-patent marketing exclusivity provisions apply equally to patented and non-patented drug products. Any entitlement to patent marketing exclusivity under the Hatch-Waxman Act is based upon the term of the original patent plus any patent extension granted under the Hatch-Waxman Act as compensation for reduction of the effective life of a patent as a result of time spent by the FDA in reviewing the innovator's NDA. The patent and non-patent marketing exclusivity provisions do not prevent the filing or the approval of a full Section 505(b)(1) NDA. Additionally, the Hatch-Waxman Act provides 180-day marketing exclusivity against effective approval of another ANDA for the first ANDA applicant who submits a certification challenging a listed patent as being invalid or not infringed and successfully defends in court any patent infringement action based on such certification.

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

        The Company's Environmental Policy aims to foster a positive attitude towards the environment and to raise awareness of employees to responsible environmental practices at all sites operated by the Company. We ensure compliance with all relevant legislation and regulatory requirements and where practical and economically viable we develop standards in excess of such requirements.

        Although the Company is only a small-scale manufacturer, it aims to set a high standard through continuous improvement in its environmental performance. The Company now undertakes routine monitoring of various measures of its environmental performance at its main research and development and manufacturing sites in Switzerland, France and the United States, the results of which are submitted to external review bodies.

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

Organisational Structure

        SkyePharma PLC is an international pharmaceutical company and has a number of wholly- owned subsidiaries.

Company	Country of incorporation	% Held(1)
SkyePharma Canada Inc.*	Canada	100%
SkyePharma Production SAS*	France	100%
Krypton Limited	Gibraltar	100%
SkyePharma Holding AG*	Switzerland	100%
Jago Holding AG	Switzerland	100%
SkyePharma AG	Switzerland	100%
Jagotec AG	Switzerland	100%
SkyePharma Holding Inc.*	U.S.	100%
SkyePharma US Inc	U.S.	100%
SkyePharma Inc.	U.S.	100%
SkyePharma AB*	Sweden	100%
SkyePharma (Jersey) Ltd*	Jersey	100%

*
Directly held by SkyePharma PLC.

(1)
Portion of ownership interest equals portion of voting power held.

Property, Plants and Equipment

        The Company's principal executive offices are located in an approximately 850 square meter (9,150 square feet) facility in London, England. The premises are occupied pursuant to a lease expiring in December 2005 at a total annual rent of approximately £522,000 per year. The Company also leases office space in New York City, New York, which expires August 31, 2011. Annual rental fees will range from $720,000 to $943,000 during the period, pursuant to a leasing agreement commencing in August 2003. The rental rate was based on an independent valuation. The Company sublet part of the premises during 2004 until 2006.

        In Lyon, France, the Company occupies a 17,000 square meter (183,000 square feet) pharmaceutical manufacturing and production facility and an approximately 2,400 square meter (25,850 square feet) adjoining office complex.

        In addition, the Company owns a 4,400 square meter (47,363 square feet) facility in Muttenz, Switzerland in which its principal research and development, production, small-scale manufacturing, laboratory and workshop operations are housed. In February 1999, the Company purchased a warehousing and administration facility in Muttenz, Switzerland of approximately 7,300 square meters (78,579 square feet), including approximately 2,770 square meters (29,817 square feet) previously occupied by the Company under a leasing agreement. The building, which was extended and refitted to house additional administrative, research and laboratory operations, was officially re-opened on April 7, 2001.

        SkyePharma Inc. maintains its principal operations in two leased buildings in San Diego, California. Its principal building is an approximately 7,600 square meter (82,000 square feet) facility housing production, administrative and research and development activities. This facility complies with cGMP regulations and is approved for the commercial manufacture of DepoDur™. Clinical trial materials are also manufactured in this facility. The future minimum annual rental commitment for this facility will range from $3.1 million to $4.3 million per year over the balance of the remaining lease term of approximately 11 years based upon pre-established annual rent increases.

        The second building is an approximately 2,020 square meter (21,746 square feet) facility built for the manufacture of DepoCyt®. This facility complies with cGMP regulations and is approved for commercial drug manufacturing by the FDA and EMEA. The lease on this facility expires in July 2015 and annual rental fees will range from $665,000 to $868,000 in this period.

        Additionally, SkyePharma Inc. maintains a third leased facility in San Diego, California, with 427 square meter (4,576 square feet) of primarily warehouse space and an annual rental cost ranging from $51,000 to $52,000. The lease for this property expires in July 2006.

        SkyePharma Canada maintains its principal operations in a leased 3,340 square meter (36,000 square feet) building located in Montreal, Quebec, Canada. The building houses a 1,670 square meter (18,000 square feet) purpose-built facility, including laboratories, approved GMP clean-room, and offices with the remaining 1,670 square meters (18,000 square feet) of space being used for research & development, storage and administrative functions. In August 2003, the Company amended its lease agreement to extend the lease term to expire December 31, 2013. The future minimum rent commitments are Cdn$ 231,000 per year until December 2013. Concurrently, the Company entered into a sublease with a third party for the facility. The sublease expires December 31, 2013 and will provide annual rental income of Cdn$292,000 to Cdn$523,000 per annum, over the term of the sublease.

        During 2004, the Company completed the transfer of the activities of SkyePharma AB to other SkyePharma sites. The lease on SkyePharma AB's facility in Malmo, Sweden expired in November 2004 and was not renewed. Until June 30, 2005 the Company rents an office of 25 square meters (270 square feet) with an annual rental commitment of SKr 14,000.

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

        The following discussion and analysis of the financial condition and results of the operations of the Company should be read in conjunction with the Consolidated Financial Statements of the Company, including the related Notes thereto, and the other financial information included in this Annual Report. For the Company's Consolidated Financial Statements as of and for the three years ended December 31, 2004 see the information beginning on page F-1. SkyePharma prepared its consolidated financial statements for 2004 in accordance with U.K. GAAP, which differ in certain respects from U.S. GAAP. A description of these differences and a reconciliation to U.S. GAAP of the Company's U.K. GAAP retained (loss)/profit for the years ended December 31, 2004, 2003 and 2002 and shareholders' funds at December 31, 2004 and 2003 is set out in Note 32 of the Notes to the Consolidated Financial Statements.

EXECUTIVE SUMMARY

        SkyePharma's strategy is to be a provider of integrated drug delivery services to the pharmaceutical industry, providing a full range of drug delivery products and services ranging from formulation and development through to commercial manufacturing. As such, SkyePharma's operations represent a single business segment, pharmaceuticals, served by a range of drug delivery technologies and services.

        The following table indicates the development of the Company's business over the course of the three years ended December 31, 2004 in terms of turnover and profit:

	2002	2003	2004
	(£ in millions)
Turnover	69.6	53.2	62.2
Operating profit/(loss)	4.7	(39.5)	(20.7)
Net profit/(loss)	1.1	(43.2)	(24.3)

        The Company's turnover principally comprises revenues from three sources:

  •
  contract development and licensing, including milestone payments and research and development costs recharged (£26.3 million, 2003: £29.7 million);

  •
  royalties receivable from sales by third parties of products developed by the Company (£26.0 million, 2003: £18.7 million); and

  •
  manufacturing and distribution related revenue (£9.9 million, 2003: £4.8 million).

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

        In 2004, turnover increased by 17% to £62.2 million, compared with £53.2 million in 2003 and the Company incurred an operating loss of £20.7 million and a retained loss of £24.3 million, compared with an operating loss of £39.5 million and a retained loss of £43.2 million in 2003. Under U.S. GAAP, the Company recorded a net loss of £20.8 million, compared with a net loss of £38.6 million in 2003.

        The principal reason that the Company experienced a reduction in its operating loss after exceptionals from 2003 to 2004 was the reduction in other administration expenses. The increased turnover and lower selling, marketing and distribution expenses, together with lower research and development expenses, have also contributed to the reduction of the operating loss after exceptionals.

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

        Royalty income is typically calculated as a percentage of the net sales achieved by a customer when it sells a product of the Company to the final customer. Advance royalties received are treated as deferred income until earned, at which time they are recognized as income.

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

Sale of royalty interests

        Under U.K. GAAP payments received from a third party in return for the sale of a proportion of potential future royalty streams from a selection of products, and used to fund the internal research and development of products, are reflected within Other operating income when the risk of reimbursement has effectively been transferred to the third party. Royalties paid to third parties are treated as cost of goods sold.

        U.S. GAAP requires such payments to be recorded as debt where there is continuing involvement in the generation of the cash flows due to the third party. In order to be able to record the funding liability in accordance with U.S. GAAP, significant estimation and judgments are required. Royalty cash flows are periodically reassessed to determine the estimated funding liability and such flows are subject to foreign exchange movements.

Deferred Income

        During 2004, the Group released a net £1.4 million from deferred income under its revenue recognition policy, leaving a total deferral of £14.5 million at the end of 2004 comprising:

	At December 31, 2003	Received(1)	Recognized(2)	At December 31, 2004
	(in £ thousands)
Contract development and licensing revenue	7,110	26,630	(26,337)	7,403
Other operating income	8,764	(389)	(1,237)	7,138

Total	15,874	26,241	(27,574)	14,541

(1)
Amounts 'received' comprise amounts received in cash pursuant to the contract terms and amounts included within debtors during 2004. Contract development and licensing income deferred in any given year will be released in later years as the related costs are incurred or as any associated obligations under the relevant contracts are satisfied. Other operating income which has been deferred will no longer be recognized under International Financial Reporting Standards (IFRS).

(2)
Amounts 'recognized' comprise amounts received and not deferred plus amounts released from previously deferred income under U.K. GAAP during 2004.

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

Deferred Consideration

        Provisions for deferred consideration payable by the Company comprise the fair value of contingent consideration arising from acquisitions. The eventual outcome is subject to the Group's future performance and certain contractual terms. Provisions are reviewed annually by the Directors, who make significant judgments as to the estimated fair value of the contingent consideration. Based on these judgments, changes to the estimated fair value of the consideration are recorded as an adjustment to goodwill or the underlying asset value. Where the effect of the time value of money is material, provisions are adjusted to reflect their present value, and the interest element arising on discounting the liability is recorded as interest payable in the profit and loss account as it unwinds. At December 31, 2004, the main judgment on a balance recorded for deferred consideration relates to the 1996 acquisition of Krypton. The deferred consideration of Krypton was revised on April 26, 1996, such that a maximum of 37.5 million ordinary shares would be issued contingent on a change in control of the Company at a share price of not less than 80 pence compounded at an annual rate of 10% (£1.89 as at December 31, 2004), or satisfaction of various conditions and hurdles which lapsed on December 31, 2003. No provision for deferred consideration has been recognized as at December 31, 2004 under U.K. GAAP.

Contingent Liabilities

        Provisions for contingent liabilities are dependent upon estimates and assessments of whether the criteria for recognition have been met, including estimates by the Directors as to the probable outcome and the amount of the potential cost of resolution. The Company follows the guidance for identification and recognition of such provisions in accordance with U.K. GAAP. The Company is currently involved in certain legal proceedings as discussed in "Item 8: Financial Information – Legal Proceedings". As at December 31, 2004, no costs have been accrued in relation to these proceedings because the Company does not believe that the proceedings will have a material adverse effect on the Company's consolidated financial position. Any estimate for such an accrual would be developed in consultation with external legal advisors handling the Company's defense in these matters and would be based upon an analysis of potential outcomes. It is possible that future results of operations could be materially affected by changes in our assumptions.

OPERATING RESULTS

Overview

        The following table sets forth selected items of the Company's consolidated income statement:

	Year Ended December 31,
	2002	2003	2004
	(in £ thousands)
Results
Turnover	69,573	53,152	62,168
Operating profit/(loss)	4,716	(39,519)	(20,689)
Net profit/(loss)	1,109	(43,223)	(24,296)

        The Company has only one segment: pharmaceuticals. This reporting system is in compliance with the U.K. GAAP rule SSAP 25; Segmental Analysis and also reflects the Company's internal financial reporting and the predominant sources of risks and returns in its business.

        The Company's revenues are principally generated from three sources:

  •
  contract development and licensing, including milestone payments and research and development costs recharged;

  •
  royalties receivable from sales by third parties of products developed by the Company; and

  •
  manufacturing and distribution related revenue.

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

        After cost of sales, the Company's costs principally comprise research and development expenses, administration expenses, selling and marketing expenses, the costs of the corporate offices and interest expense. As the majority of the Company's expenses are incurred in Switzerland, France and the United States, whereas the Company's revenues are substantially denominated in U.S. dollars, the Company's results of operations, as reported in pounds sterling, may be materially influenced by exchange rate movements. To minimize the impact of any fluctuations, the Company's policy has historically been to maintain natural hedges. Where it has not been possible to use natural hedges, currency options, accrual forward options and currency contracts are used. Foreign currency exchange movements negatively impacted turnover by £2.8 million in 2004. This was more than offset by exchange benefits in costs, primarily research and development costs. The total impact on the loss for 2004 was a benefit of £1.6 million over 2003.

        Inflation did not have a significant impact on the Company's operations during any of the periods presented below.

Year Ended December 31, 2004 compared with the Year Ended December 31, 2003

        The following table sets forth selected items of our consolidated income statement for the two years ended December 31, 2004.

	Year to December 31,
	2003	2004
	(in £ thousands)
Consolidated Income Statement
Turnover	53,152	62,168
Cost of sales	(29,786)	(31,154)

Gross profit	23,366	31,014
Selling, marketing and distribution expenses	(4,348)	(1,728)
Administration expenses
Amortization	(6,669)	(6,314)
Other administration expenses	(27,474)	(16,937)

	(34,143)	(23,251)
Research and development expenses	(30,520)	(27,961)
Other operating income	6,126	1,237

Operating loss	(39,519)	(20,689)
Profit on disposal of investment	—	2,021
Share of loss in associate	—	(16)

Loss on ordinary activities before interest and taxation	(39,519)	(18,684)
Interest receivable	1,029	758
Interest payable	(4,493)	(6,122)

Loss on ordinary activities before taxation	(42,983)	(24,048)
Taxation	(240)	(248)

Net loss	(43,223)	(24,296)

Turnover

        The following table breaks down the Company's turnover by revenue source for the two years ended December 31, 2003 and 2004:

	Year Ended December 31,
	2003	2004
	(in £ thousands)
Contract development and licensing	29,652	26,337
Royalties receivable	18,701	25,959
Manufacturing and distribution	4,799	9,872

Total	53,152	62,168

        In 2004, turnover increased by 17% to £62.2 million, compared with £53.2 million in 2003. This is primarily due to higher royalty income and an increase in manufacturing and distribution revenues, partly off-set by a fall in contract development and licensing revenues.

Contract Development and Licensing

        The following table breaks down the Company's contract development and licensing revenues for the two years ended December 31, 2003 and 2004:

	Year Ended December 31,
	2003	2004
	(in £ thousands)
Up-front and milestone payments	24,196	20,334
Research and development costs recharged	5,456	6,003

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

        Contract development and licensing revenue decreased by 11% to £26.3 million due primarily to the deferral of £5.5 million ($10 million) received during 2004 from Endo and First Horizon, which have not been included in turnover and have been fully deferred to later years, as well as the absence of anticipated milestones in the year from the expected approval of Triglide™ and the licensing of a package of products in the pulmonary field. The Triglide™ milestone has been triggered on FDA approval in May 2005 and the milestone on licensing of a package of products in the pulmonary field is still anticipated. Revenues recognized from milestone payments and payments received on the signing of agreements amounted to £20.3 million compared with £24.2 million in 2003. The 2004 total included revenue from Endo upon the FDA approval of DepoDur™ in the United States, Zeneus for the European marketing and distribution rights for DepoDur™, Dr Reddy's for the rights to certain dermatological assets and Quintiles for consenting to the transfer of the US, Canadian and Mexican marketing rights for Solaraze® to Bradley. In addition, £7.2 million of revenue was recognized from GlaxoSmithKline on the phase III clinical trials of Requip (ropinirole), AstraZeneca on the phase III clinical trials of budesonide HFA and Novartis on the first European approval of Foradil® Certihaler® and the phase II clinical trials of QAB 149.

Royalties

        Royalty income represents amounts paid by third parties for the sale of therapeutics based on the Company's drug delivery technologies. Royalties are typically calculated as a percentage of the third parties' net sales of the relevant drugs. Advance royalty payments are treated as deferred income until earned, at which point they are recognized in income. Royalty income increased by 39% to £26.0 million in 2004, compared with £18.7 million in 2003. Royalty income in 2004 derived principally from Paxil CR™, Xatral® OD, DepoCyt® and Solaraze®. DepoDur™ was launched in December 2004 and is expected to contribute to royalty income in 2005.

Manufacturing and Distribution

        Manufacturing and distribution revenue principally comprises contract manufacturing fees invoiced to third parties and revenue from the sale of products. Manufacturing and distribution revenues more than doubled to £9.9 million in 2004, compared with £4.8 million in 2003, mainly due to increased clinical and pre-launch production of the Foradil® Certihaler® for Novartis and Coruno® for Therabel.

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

        Cost of sales increased by 5% to £31.2 million in 2004, compared with £29.8 million in 2003. This was mainly due to increased manufacturing and distribution costs on the higher production of the Foradil® Certihaler® for Novartis partly offset by a fall in contract development and licensing cost of sales.

        The resulting gross profit increased by 33% to £31.0 million in 2004, compared with £23.4 million in 2003, primarily due to higher royalty income together with an increase in manufacturing and distribution revenues and a fall in contract development and licensing cost of sales.

Selling, Marketing and Distribution Expenses

        Selling, marketing and distribution expenses comprise the costs of marketing the Company's services. Selling, marketing and distribution expenses decreased significantly by 60% to £1.7 million in 2004, reflecting the significant savings resulting from the Group reorganization announced last year.

Amortization Expenses

        Amortization expenses include the amortization of intangible fixed assets, including goodwill and intellectual property. Amortization of intangible assets decreased slightly by £0.4 million to £6.3 million in 2004.

Other Administration Expenses

        Other administration expenses include the non-product related general and administration costs of the Company. Other administration expenses before exceptionals were £12.2 million in 2004, compared with £18.0 million in 2003, a fall of 32%. The decrease was mainly due to one-off charges in 2003, including the cost of reacquiring the DepoCyt® European rights from Elan and from administration savings resulting from the aforementioned reorganization.

Exceptional Items

        The exceptional charge of £4.7 million in 2004 mainly relates to a write down in the value of fixed asset investments, and the continuing reorganization of some research and development operations and other business functions which commenced during 2003. The reorganization is expected to be completed during the first half of 2005.

Research and Development Expenses

        Research and development expenses comprise only costs incurred by the Company in conducting its own research and development projects on existing formulations. Costs incurred in conducting research and development projects for third parties are recorded as cost of sales. Research and development expenses decreased by £2.6 million to £28.0 million in 2004, mainly due to a reduction in expenditure on DepoDur™ when compared with the significant expenditure incurred in the prior year in preparation for the Company's July 2003 filing with the FDA.

Other Operating Income

        Other operating income comprises income recognized by the Company under its agreements with Paul Capital. Income is recorded on a "cost to complete" basis over the life of each individual project. This means that the Company takes the risk of project costs exceeding the projections underlying the agreements with Paul Capital.

        Paul Capital provided a total of $30 million between 2000 and 2002, in return for the sale of a portion of the potential future royalty and revenue streams from DepoDur™, Xatral® OD, Solaraze® and DepoCyt®. No income was recognized under this agreement during 2004 (2003: £1.1 million) since all of the income had been recognized as at December 31, 2003.

        Under a second transaction, Paul Capital provided a further $30 million during 2002 and 2003, in return for the sale of a portion of the potential future royalty and revenue streams from nine products from the Group's drug pipeline. Income of £1.2 million (2003: £5.0 million) was recognized as Other operating income under this agreement on a cost to complete basis. Further details are provided in Note 3 to the Company's Consolidated Financial Statements. Details of the Company's agreements with Paul Capital are explained under "Item 4: Information on the Company – Business Operations – Collaborative Arrangements – Other Collaborative Arrangements."

Operating Results

        The Group's operating loss before exceptionals fell by 59% to £9.7 million in 2004, compared with £23.4 million in 2003, due principally to the reduction in other administration expenses. The increased turnover and lower selling, marketing and distribution expenses together with lower research and development expenses have also contributed to the reduction of the operating loss before exceptionals. The operating loss after exceptionals also fell by 48% to £20.7 million in 2004. The net loss fell by 44% to £24.3 million in 2004, compared with £43.2 million in 2003.

        Earnings before interest, tax, depreciation and amortization ("EBITDA"), a commonly used performance indicator, showed a 76% improvement to a loss of £6.4 million in 2004 compared with a loss of £26.6 million in 2003. Management believes that EBITDA provides useful information to investors because it provides a clearer picture of the Company's operating performance by excluding items related to the Company's financings and investing activities.

	Year ended December 31,
	2003	2004
	(in £ thousands)
Reconciliation of retained loss to EBITDA
Retained loss	(43,223)	(24,296)
Interest receivable	(1,029)	(758)
Interest payable	4,493	6,122
Taxation	240	248
Depreciation	6,294	5,994
Amortization	6,669	6,320

EBITDA	(26,556)	(6,370)

Year Ended December 31, 2003 compared with the Year Ended December 31, 2002

        The following table sets forth selected items of our consolidated income statement for the two years ended December 31, 2003.

	Year to December 31,
	2003	2002
	(in £ thousands)
Consolidated Income Statement
Turnover	69,573	53,152
Cost of sales	(24,830)	(29,786)

Gross profit	44,743	23,366
Selling, marketing and distribution expenses	(4,769)	(4,348)
Administration expenses
Amortization	(6,506)	(6,669)
Other administration expenses – including exceptional impairments	(13,686)	(27,474)

	(20,192)	(34,143)
Research and development expenses	(29,285)	(30,520)
Other operating income	14,219	6,126

Operating profit/(loss)	4,716	(39,519)
Interest receivable	1,081	1,029
Interest payable	(4,464)	(4,493)

Profit/(loss) on ordinary activities before taxation	1,333	(42,983)
Taxation	(224)	(240)

Net profit/(loss)	1,109	(43,223)

Turnover

        The following table breaks down the Company's turnover by revenue source for the two years ended December 31, 2002 and 2003:

	Year Ended December 31,
	2002	2003
	(in £ thousands)
Contract development and licensing	55,441	29,652
Royalties receivable	6,751	18,701
Manufacturing and distribution	7,381	4,799

Total	69,573	53,152

        In 2003, turnover decreased by 24% to £53.2 million, compared with £69.6 million in 2002, primarily reflecting lower levels of contract development and licensing revenue.

Contract Development and Licensing

        The following table breaks down the Company's contract development and licensing revenues for the two years ended December 31, 2002 and 2003:

	Year Ended December 31,
	2002	2003
	(in £ thousands)
Up-front and milestone payments	47,736	24,196
Research and development costs recharged	7,705	5,456

        Contract development and licensing revenue decreased by 47% to £29.7 million in 2003, due primarily to a decline in milestone payments received from collaborative partners. Revenues recognized from milestone payments and payments received on the signing of agreements amounted to £24.2 million in 2003 compared with £47.7 million in 2002. The 2003 total included revenue from Endo upon the FDA's formal acceptance for filing of a NDA for DepoDur™, Mundipharma for the rights to market and distribute DepoCyt® in most European and Eastern European countries, King for developing and commercializing a modified-release formulation of Altace (ramipril) and the signing of an option agreement in respect of an undisclosed pulmonary product. In addition, SkyePharma received milestones from GlaxoSmithKline and AstraZeneca on the initiation of Phase III clinical trials of Requip (ropinirole) and Budesonide HFA respectively.

        The Company had expected to enter into several new licensing agreements in 2003, in connection with which it would have received substantial milestone payments. These transactions included the licensing of a package of products in the pulmonary field, the licensing of DepoDur™ for Europe and the licensing of Triglide™ for the United States. In 2004, the Company was able to successfully complete the licensing of DepoDur™ for Europe and the licensing of Triglide™ for the United States. In April 2004, SkyePharma announced the licensing of DepoDur™ for Europe to Zeneus and of its dermatology assets, which account for substantially all of the Company's topical drug delivery technologies, to Trigenesis. In May 2004, SkyePharma announced the licensing of Triglide™ for the United States to First Horizon. Milestone payments and payments on signing are expected to continue to be an important component of turnover in the near term.

Royalties

        Royalty income almost tripled to £18.7 million in 2003, compared with £6.8 million in 2002, following a fourfold increase in 2002. Royalty income in 2003 derived principally from sales of Paxil CR™, Xatral® OD, DepoCyt® and Solaraze®.

Manufacturing and Distribution

        Contract manufacturing and distribution revenue decreased by 35% to £4.8 million in 2003, compared with £7.4 million in 2002, due principally to the way in which the Company accounts for revenue under the new licensing arrangements for DepoCyt® agreed with Enzon as compared with the previous agreement with Chiron. Revenue from Enzon is split between royalty and manufacturing and distribution income in accordance with the contract. Under the previous arrangements with Chiron the Company recorded its 50% share of sales as manufacturing and distribution income. This category also includes £1.0 million from Kowa under our collaboration on a new lipid lowering agent, NK-104 and £0.9 million in respect of Foradil® Certihaler® for Novartis.

Expenses

Cost of Sales

        Cost of sales increased by 20% to £29.8 million in 2003, compared with £24.8 million in 2002. This increase was mainly due to higher levels of royalty payments made to Paul Capital (£2.5 million) under the Company's arrangements to finance the development of DepoDur™, Propofol IDD-D™ and HFA-formoterol and increased manufacturing and distribution costs.

        The resulting gross profit decreased by £21.3 million to £23.4 million, primarily as a result of the decreased milestone payments and payments received on the signing of agreements as a consequence of the delays in concluding three key new deals in 2003 and a £4.8 million increase in manufacturing losses. The manufacturing losses arise primarily due to inadequate overhead recovery in the U.S. and Lyon prior to the start of manufacture or the achievement of break-even sales levels of the Company's own products and licensee products.

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

Amortization Expenses

        Amortization of intangible assets increased slightly by £0.2 million to £6.7 million in 2003.

Other Administration Expenses

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

Other Operating Income

        As described above, Other operating income comprises income recognized by the Company under its agreements with Paul Capital. Income is recorded on a "cost to complete" basis over the life of each individual project. This means that the Company takes the risk of project costs exceeding the projections underlying the agreements with Paul Capital.

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

Operating Results

        The most significant factor contributing to the Group's operating loss of £39.5 million in 2003, compared with an operating profit of £4.7 million in 2002 is the fact that the Company's budget for 2003 had assumed that the Company would receive milestone payments under several licensing agreements that it had expected to enter into in 2003 but that were delayed until 2004. The Company has meanwhile successfully concluded the negotiations for the licensing of DepoDur™ for Europe and the licensing of Triglide™ for the United States and will record milestone payments received under these agreements in accordance with its revenue recognition policy. The exceptional charge of £9.5 million and the reduction in income being recognized under the Paul Capital agreements of £8.1 million have also contributed to the 2003 loss. The net loss was £43.2 million in 2003, compared with a net profit of £1.1 million in 2002.

        Earnings before interest, tax, depreciation and amortization ("EBITDA"), a commonly used performance indicator, amounted to a loss of £26.6 million in 2003 compared with a profit of £17.3 million in 2002.

	Year ended December 31,
	2002	2003
	(in £ thousands)
Reconciliation of retained profit/(loss) to EBITDA
Retained profit/(loss)	1,109	(43,223)
Interest receivable	(1,081)	(1,029)
Interest payable	4,464	4,493
Taxation	224	240
Depreciation	6,101	6,294
Amortization	6,506	6,669

EBITDA	17,323	(26,556)

LIQUIDITY AND CAPITAL RESOURCES

        The following is a summary of the Group's contractual cash obligations as of December 31, 2004:

		Payments Due by Period
	Total	< 1 year	1-3 years	4-5 years	After 5 years
	(in £ thousands)
Bank loans	3,526	3,526	—	—	—
Secured mortgage	7,375	275	550 550	6,000
Hire purchase and finance leases	135	75	60	—	—
Operating leases	28,816	2,504	5,163	5,554	15,595
Convertible bonds due June 2005	9,774	9,774	—	—	—
Convertible bonds due May 2005	66,478	—	—	—	66,478
Non-equity Deferred "B" shares	11,310	—	11,310	—	—
Provisions	416	—	—	—	416

Total Contractual Cash Obligations	127,830	16,154	17,083	6,104	88,489

        Capital commitments, contracted for but not provided in the accounts, were £Nil at December 31, 2004 and £Nil million at December 31, 2003.

        The Group does not have any off-balance sheet arrangements that have or are reasonably likely to have a material effect on the Group's financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Cash requirements

        If the Company's currently available funds and internally generated cash flow are not sufficient to satisfy its financing needs, the Company will be required to seek additional funding through other arrangements with corporate collaborators, through bank borrowings, through public or private sales of its securities, including equity securities. Any such collaboration could result in limitations on the resources the Company could devote to research, development and commercialization of new products and product candidates, if any, as well as its profits therefrom. In addition, the terms of any future bank borrowings could place restrictions on the Company's ability to take certain actions, and any equity financing could result in dilution to the Company's shareholders. The Company does not currently have any committed sources of additional capital.

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

        The Directors believe that current cash balances will enable the Company to selectively develop a number of key projects to a later stage of development prior to licensing out, thereby potentially increasing its share of any profits that these projects may yield. The Company is an emerging pharmaceutical company and expects to continue to absorb cash until products are fully commercialized. Much of the Company's cash requirements are of an investment nature and are to a great extent discretionary. Funds will be used for the Company's own product development efforts and capital expenditure. Capital commitments as at December 31, 2004, amounted to £Nil (2003: £Nil).

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

Sources and uses of cash

	Year ended December 31,
	2002	2003	2004
	(in £ thousands)
Net cash inflow/(outflow) from operating activities	1,552	6,615	(10,715)
Returns on investments and servicing of finance	(3,100)	(3,036)	(5,142)
Taxation	(224)	(227)	(248)
Purchase of tangible and intangible fixed assets	(6,273)	(6,551)	(5,740)
Purchase of fixed asset investments	(6,285)	(5,674)	(2,186)
Disposal of fixed asset investments	—	—	2,650
Acquisitions	(3,595)	—	—

Cash outflow before use of liquid resources and financing	(17,925)	(8,873)	(21,381)
Management of liquid resources	(3,872)	183	19,086
Financing	21,621	2,818	15,115

(Decrease)/increase in cash	(176)	(5,872)	12,820

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

        Net cash outflow from operating activities was £10.7 million in 2004, versus £6.6 million inflow in 2003.

        During 2004, the Group issued £20 million 6% convertible bonds, with a first right of conversion after five years by the holder of the bonds, and a final maturity of May 2024. In addition, the Group exchanged £49.6 million of its convertible bonds due 2005 for convertible bonds due 2024, leaving £9.8 million of the 2005 bonds outstanding. Unamortized issue costs of £0.3 million were written off on exchange of the convertible bonds. The £49.6 million 2024 convertible bonds were consolidated to form a single series with the £20 million 2024 bonds issued in 2004. The 2024 bonds are convertible at the option of the holder into SkyePharma ordinary shares at a conversion price of £1.00. This raised approximately £16.6 million net of expenses.

        During 2004, £Nil million (2003: £7.6 million ($12.5 million)) in cash was received under an agreement with Paul Capital by which Paul Capital has provided a total of $30 million during 2002 and 2003, in return for the sale of a portion of the potential future royalty and revenue streams from nine products from the Company's drug pipeline.

        Total cash outflow before use of liquid resources and financing in 2004 was £21.4 million (2003: £8.9 million). During the year the Group spent £7.9 million on capital expenditure and fixed asset investments, including £4.4 million on tangible fixed assets. The Group also recorded fixed asset investments of £2.0 million and intangible assets of £1.0 million relating to the strategic alliance with Vectura in the area of pulmonary delivery technologies. The proceeds on disposal of the Group's non-strategic holding of Transition Therapeutics shares were £2.7 million.

        The Company's cash position including short-term bank deposits at December 31, 2004 amounted to £15.3 million. This compares with £22.0 million net of overdrafts at December 31, 2003.

Debt instruments, guarantees and related covenants

        At December 31, 2004, the Company had bank and other non-convertible debt amounting to £11.0 million (2003: £12.7 million) consisting primarily of a £7.4 million (2003: £7.5 million) property mortgage with the Basellandschaftliche Kantonalbank. The mortgage is in two tranches, both secured by the assets of Jago and guaranteed by SkyePharma. The first tranche of £3.0 million (CHF 6.6 million) bears interest at 2.75% and is repayable by installments over 21 years semi-annually. The second tranche of £4.4 million (CHF 9.5 million) bears interest at 2.75% and is repayable by instalments over 51 years.

        Included within bank loans, the Basellandschaftliche Kantonalbank has extended loans of £0.9 million (CHF2 million) and £0.7 million (CHF 1.5 million) to SkyePharma. Both loans are renewable annually and bear interest at 6.5% and 6.0%, respectively. Both loans are secured on the assets of Jago and the £0.7 million (CHF 1.5 million) loan is guaranteed by SkyePharma PLC.

        At December 31, 2004, the Group had a loan with GE Capital Corp of £1.9 million ($3.7 million). The loan is secured by certain assets of SkyePharma Inc., SkyePharma US Inc. and SkyePharma PLC. The loan bears interest at 8% and is repayable by instalments until between June 2005 and September 2007.

        At December 31, 2004, the Group had an overdraft facility of £1.4 million (CHF 3 million) (2003: £1.4 million) with the Basellandschaftliche Kantonalbank, secured on the assets of Jago.

Financial Instruments

        The Group holds financial instruments to finance its operations and to manage the currency risks that arise from these operations. Further information on these financial instruments is set out in Note 26 of the Notes to SkyePharma's Consolidated Financial Statements included in Item 18 of this Form 20-F.

PRINCIPAL DIFFERENCES BETWEEN U.K. AND U.S. GAAP

        The Company's financial statements have been prepared in accordance with U.K. GAAP, which differs in certain respects from U.S. GAAP. See Note 32 of the Notes to the Company's Consolidated Financial Statements included in Item 18 of this Form 20-F for a reconciliation of the Company's net income for the three years ended December 31, 2004 and shareholders' funds as of December 31, 2004 and 2003 from U.K. GAAP to U.S. GAAP.

        The reconciliation of the Company's net income for the three years ended December 31, 2004 primarily reflects differences in the accounting principles under U.K. GAAP and U.S. GAAP with respect to revenue recognition and the sale of royalty interests.

        The reconciliations of the Company's shareholders' funds as of December 31, 2004 and 2003 primarily reflect differences in the accounting principles under U.K. GAAP and U.S. GAAP in respect of revenue recognition, goodwill, differences in the accounting for shares and warrants to be issued, deferred shares and shares issued to Dr. Gonella, and the different treatment of contingent consideration charged to goodwill reserve.

TRANSITION TO IFRS

        The Company is required to prepare consolidated financial statements under International Financial Reporting Standards ("IFRS") from January 1, 2005 and to restate the 2004 results for comparison. The transition to IFRS could have a material impact on the Company's financial position and reported results from this date.

        The Group is completing a project to convert its comparative financial information from U.K. GAAP to IFRS. The first financial statements prepared under IFRS will be for the period ending June 30, 2005.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (SFAS 123R); Share-Based Payment which revises SFAS 123 and supersedes APB 25. SFAS 123R requires that the cost of all share-based payment transactions be recognized in the financial statements. SFAS 123R also establishes fair value as the measurement method in accounting for share-based payments to employees. FAS 123R is to be applied in reporting periods beginning after June 15, 2005. The Group is assessing the impact of adoption of this standard.

        In September 2004, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 02-14; Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock, in which the Task Force reached the consensus that an investor that has the ability to exercise significant influence over the operating and financial policies of the investee should apply the equity method of accounting when it has an investment in common stock and/or an investment that is in-substance common stock. The consensus of this EITF is to be applied in reporting periods beginning after September 15, 2004. We do not believe the adoption of this standard will have a material impact on our financial position, results of operations or cash flows.

        In March 2004, the EITF reached a consensus on EITF Issue No. 03-1; The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (EITF 03-1). The guidance prescribed a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosure for unrealized losses on investments. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1; Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1 (FSP EITF 03-1-1). FSP EITF 03-1-1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1. The disclosure requirements of EITF 03-1 remain effective for fiscal years ending after June 15, 2004. No effective date for the measurement and recognition guidance has been established in FSP EITF 03-1-1. During the period of delay, FSP EITF 03-1-1 states that companies should continue to apply current guidance to determine if an impairment is other-than-temporary. The adoption of EITF 03-1, excluding paragraphs 10-20, did not impact the Group's consolidated position, results of operations or cash flows. The group will assess the impact of paragraphs 10-20 of EITF 03-1 once the guidance has been finalized.

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (SFAS 153); Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29. SFAS 153 addresses the measurement of exchanges of non-monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29; Accounting for Non-monetary Transactions and replaces it with an exception for exchanges that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. As required by SFAS 153, SkyePharma will adopt this new accounting standard effective July 1, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Group's financial position, results of operations or cash flows.

        In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (SFAS 151), Inventory Costs – an amendment of ARB No. 43, Chapter 4, which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Group does not believe that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

        In October 2004, the EITF reached a consensus on Issue No. 04-1; Accounting for Pre-existing Relationships between the Parties to a Business Combination (EITF 04-1). EITF 04-1 addresses the accounting treatment of pre-existing relationships between the parties of a business combination. The consensus of EITF 04-1 should be applied to business combinations consummated and goodwill impairment tests performed in reporting periods beginning after the FASB ratified the consensus at its October 13, 2004 meeting. The Group will adopt the provisions of EITF 04-1 as of April 1, 2005. If it is determined that assets of an acquired entity are related to a pre-existing contractual relationship, thus requiring accounting separate from the business combination, the Group will evaluate whether the acquiring entity of the Group should recognize contractual relationships as assets separate from goodwill in that business combination.

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

Item 6: Directors, Senior Management and Employees

Directors and Senior Management

Name	Age	Position
Ian Gowrie-Smith(4)	57	Chairman
Michael Ashton(1)	59	Chief Executive Officer
Donald Nicholson(1)	47	Finance Director and Executive Director
Air Chief Marshal Sir Michael Beavis(2)(3)	75	Senior Independent Non-Executive Director
Dr. David Ebsworth(2)(3)	50	Non-Executive Director
Alan J Bray(2)(4)	61	Non-Executive Director
R. Stephen Harris(3)(4)	62	Non-Executive Director
Dr. Argeris (Jerry) Karabelas(2)(4)	52	Non-Executive Director
Dr. Keith Mansford(3)	73	Non-Executive Director
Torao Yamamoto	62	Non-Executive Director

(1)
Member of Executive Committee.

(2)
Member of Audit Committee.

(3)
Member of Remuneration Committee.

(4)
Member of Nomination Committee.

        The following information is provided as at June 24, 2005, the latest practicable date prior to the filing of this Report.

        Ian Gowrie-Smith became Non-executive Chairman on June 23, 2004, having been Executive Chairman since January 1995. From January 1995 to November 1998 he was also Chief Executive Officer of the Company. Mr Gowrie-Smith has more than 18 years of management experience in the pharmaceutical industry and was responsible for the founding and subsequent flotation of Medeva plc. He is non-executive chairman of Tiberon Minerals Limited, Triple Plate Junction PLC and Micap PLC. He graduated with a Bachelor of Commerce degree from the University of Melbourne in 1970.

        Michael Ashton was named Chief Executive Officer of the Company in November 1998. He joined the Company in January 1997 as Chief Executive Officer of Jago, was appointed to the Board in March 1997 and was named Chief Operating Officer of the Company in May 1998. He has over 32 years of experience in the pharmaceutical industry, having worked for Merck Inc., Pfizer Inc., Purepac Inc. and prior to this appointment, Faulding Inc., where Mr Ashton was chairman, president and CEO. He is a non-executive director of Transition Therapeutics Inc., Astralis Limited and Vital Living Inc. He obtained a B. Pharm degree from Sydney University in 1968 and an MBA from Rutgers University in 1974.

        Donald Nicholson was named Finance Director in March 1997. He joined the Company in February 1996 as Chief Financial Officer and was appointed to the Board in March 1997. He has over 19 years of experience in the healthcare industry including Wellcome plc and Corange Ltd, the holding company of Boehringer Mannheim and DePuy, where he was corporate strategy and finance director. He is a member of the Institute of Chartered Accountants of Scotland and obtained a B. Com (Hons) degree from the University of Edinburgh in 1980.

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

        Alan Bray was appointed to the Board in September 2004. He is a chartered accountant, having recently retired as a senior partner from Deloitte & Touche LLP's financial services practice.

Mr Bray has worked with retail and investment banks, insurance companies and asset management firms and was seconded for a time to the Department of Trade and Industry. He was responsible for Deloitte & Touche LLP's risk management policies and procedures in its financial services practice and was a serving member on a DTI Supervisory Board and Audit Committee. Mr Bray is a Fellow of the Institute of Chartered Accountants in England and Wales.

        Dr David Ebsworth was appointed to the Board in April 2002. Dr Ebsworth has over 20 years of pharmaceutical industry experience. He provides consultancy services to a variety of clients including venture capital companies. He was chief executive officer of Oxford GlycoSciences PLC until May 2003. Prior to this he held the position of president and general manager of the Pharmaceutical Business Group for Bayer AG in Leverkusen, Germany, and has also worked for Bayer AG in a series of global positions in Canada, Europe and the United States. Dr Ebsworth is non-executive chairman of Wilex AG and Curacyte AG and a non-executive director of Intercell AG, Betapharm GmbH and CuraGen Corporation and held the same office, until 1998, with Schein Pharmaceutical, Inc. (now known as Watson Pharmaceuticals, Inc).

        R Stephen Harris was appointed to the Board in November 1995. He has 40 years' commercial experience in the pharmaceutical industry, having worked for ICI Pharmaceuticals, Merck, Eli Lilly, Boots, Reckitt & Colman and Gensia; and was director of Development and Licensing with Medeva plc. He is non-executive chairman of Proteome Sciences plc, Sinclair Pharma plc and Conve Ltd and non-executive director of Advanced Medical Solutions Group plc, Prophilian plc, Premier Research PLC and GeneMedix plc. He is a member of the Pharmaceutical Society of Great Britain and graduated with a B.Sc in Pharmacy from the University of London in 1964.

        Dr Argeris (Jerry) Karabelas was appointed to the Board in November 2000. Dr Karabelas has more than 22 years' experience in the pharmaceutical industry, having spent the majority of his career with SmithKline Beecham. Dr Karabelas is a partner at Care Capital LLC. He was previously the CEO of Novartis Pharma AG where he had responsibility for pharmaceuticals, R&D, consumer products, and the generics business. He is also an external director of Fox Chase Cancer Center and the International Partnership for Microbicides and chairman of Human Genome Sciences. He is also a director of NitroMed Inc., Acura Pharmaceuticals Inc., Inotek Pharmaceuticals Corporation, Anadys Pharmaceuticals Inc., Renovo Ltd and a member of the scientific advisory board of Epigenesis Phrmaceuticals LLP and CardioKine Inc. He received a Ph.D in Pharmacokinetics from the Massachusetts College of Pharmacy in 1979.

        Dr Keith Mansford was appointed to the Board in March 1996. He has over 45 years' experience in the pharmaceutical and biotechnology sectors, principally with Beecham Group and SmithKline Beecham. From 1984 to 1992 Dr Mansford was chairman of Research and Development at Beecham Group and subsequently SmithKline Beecham plc. He is a non-executive director of Sepracor Inc, chairman of Protemix Inc., a biotech company based in New Zealand, and professor of Metabolic Biochemistry at the University of Buckingham. He obtained a B.Sc in Chemistry and an M.Sc in Biochemistry from the University of Durham and a Ph.D in Biochemistry from the University of London.

        Torao Yamamoto was appointed to the Board in October 2002. Mr. Yamamoto is the senior managing director of the Pharmaceutical Division of Kowa Company Limited in Japan. Mr. Yamamoto has been with Kowa, a Japanese conglomerate with interests in pharmaceuticals, textiles, electronics, optics and chemicals, since 1965. He has held management positions in Japan and the United States, where he was general manager of all Kowa's operations for four years until June 1998. He currently serves on the board of directors of Kowa Company Limited, Kowa Pharmaceutical Europe Ltd., Kowa Research Europe Ltd, Kowa Research Inc. and Nikken Chemical Company. He graduated in March 1965 with a Bachelor's degree in Business Administration from Kobe University of Commerce in Japan. Mr. Yamamoto was appointed a Non-executive Director in October 2002 pursuant to an agreement between the Company and Kowa. Mr. Yamamoto has decided not to seek re-election to the Board at the Company's forthcoming Annual General Meeting on July 18, 2005.

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

COMPENSATION

        In 2004, the Company paid £1,578,000 in aggregate to its Directors (10 persons).

        The following table provides certain information regarding the compensation paid to Directors in 2004.

	Salary	Bonus	Pension Benefits	All Other Compensation(1)
	(In £ thousands)
Ian Gowrie-Smith	289	—	34	7
Michael Ashton(2)	420	63	63	48
Donald Nicholson	236	59	35	10
Air Chief Marshal Sir Michael Beavis	54	—	—	—
Alan Bray	12	—	—	—
Dr. David Ebsworth	59	—	—	—
Stephen Harris	49	—	—	—
Dr. Argeris (Jerry) Karabelas	49	—	—	—
Dr. Keith Mansford	47	—	—	—
Torao Yamamoto	44	—	—	—

(1)
All other compensation includes company car allowance and medical insurance for directors, officers and their families.

(2)
All other compensation additionally includes living allowance.

        For further information on share options granted to Directors, see "Share Ownership – Outstanding Options" below.

        The Remuneration Committee of the Board of Directors administers a bonus plan for the Company's senior executives (including Executive Directors). Such bonuses are paid at the discretion of the Remuneration Committee, in recognition of an individual's contribution to the success of the Company and the achievement of specified objectives. In 2004 the primary performance targets were a combination of objective corporate, divisional and specific individual targets. A fundamental part of the annual bonus plan is the requirement that a stated proportion of any cash bonus awarded under the bonus plan each year be deferred through the Company's Deferred Share Bonus Plan (the "Plan"). The Plan is designed to align the interests of senior executives with those of the shareholders by encouraging senior executives to build up and maintain shareholdings which are meaningful in the context of their remuneration. At present, participants are required to defer 50% of their bonus through the Plan. In 2004, all of the Company's Executive Directors elected to receive the full amount of their bonus in deferred shares in order to demonstrate their ongoing commitment to, and confidence in, the Company. The Company currently provides one matching share (each a "Matching Share") for each share acquired by a participant pursuant to the plan (each an "Executive Share"). Each Matching Share will be released three years after it is issued provided that the senior executive remains in employment and the corresponding Executives Shares have not been sold. The release of Matching Shares issued prior to 2005 is not subject to additional performance criteria because the Remuneration Committee believed that the performance conditions which have to be satisfied for the payment of any bonus are sufficiently challenging to justify the total bonus payment and additional Matching Shares. However, in line with current UK corporate governance best practice and the wishes of the majority of the Company's shareholders, the Company has applied performance conditions to the Matching Shares for the 2004 bonus.

PENSION AND SAVINGS PLANS

        The Company operates various defined contribution plans for its employees in the United Kingdom, Switzerland and the United States. The Company's contributions to these plans are charged to the income statement in the year to which they relate, and the assets are held in separate trustee administered funds. In 2004, the Company contributed £2,049,000 (2003: £1,769,000) to pension and savings plans and a provision of £416,000 (2003: £285,000) is included within provisions for liabilities and charges. See Note 19 of the Notes to SkyePharma's Consolidated Financial Statements included in Item 18 of this Form 20-F.

        The Company operates an unfunded defined benefit scheme in respect of its employees in France, based on the national collective agreement of the pharmaceutical industry.

        At December 31, 2004, a valuation of the scheme was performed by professionally qualified actuaries, Societe de Prospective Actuariat et Conseil, on the present value of the accrued liabilities calculated under the projected unit method. The valuation showed a pension liability of £693,000.

BOARD PRACTICES

        The Company's Articles of Association provide that, except as otherwise provided in the Articles or unless otherwise determined by ordinary resolution of the Company, the Board of Directors (the "Board") shall consist of not less than three directors. Directors of U.K. companies do not generally have fixed terms of office. At each Annual General Meeting, a number of directors equal to as close as possible (but not exceeding) one-third of the directors must retire from office by rotation, based principally on length of term of office, and are eligible for re-election. Directors may be appointed by the Company by ordinary resolution of the shareholders. In addition, the Board may appoint directors to fill vacancies or as additional directors. Any director so appointed by the Board must retire from office at the next Annual General Meeting but is then eligible for re-appointment by the shareholders at that meeting. In accordance with best practice in the United Kingdom, Sir Michael Beavis was appointed Senior Independent Non-executive Director in May 2001.

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

        The Audit Committee is responsible for oversight of auditors, pre-approving all audit and non-audit services, reviewing and appraising the Company's financial reporting practices and procedures, the adequacy of its system of internal accounting control, reviewing the auditor's report describing all critical accounting policies and practices, all alternative treatments within GAAP for material items discussed with management, other material written communications and any matters raised by its independent auditors. It also is responsible for reviewing the half-year and full-year results of the Company and its Interim and Annual Reports and Accounts prior to their submission to the full Board. The Committee reviews the cost-effectiveness, independence and objectivity of the external auditors and pre-approves all permitted non-audit expenditure incurred with the auditors. It meets formally at least three times a year. The Audit Committee is comprised of the Non-Executive Directors identified under "Directors and Senior Management" above and is chaired by Mr. Alan Bray.

        The Remuneration Committee is responsible for approving the remuneration and other benefits, including pension contributions, bonus payments, share options and severance payments, of the

Executive Directors and other members of senior management. The Remuneration Committee is comprised of the Non-Executive Directors and is chaired by Sir Michael Beavis.

        The Nomination Committee is responsible for making recommendations to the Board on any appointment to the Board. The Nomination Committee is comprised of the Chairman and the Non-Executive Directors.

EMPLOYEES

        The following table shows the distribution of the year end number of employees, by activity and geographic location, for the last three fiscal years:

	Year ended December 31,
	2002	2003	2004
By category of activity:
Corporate Management and Administration	92	85	71
Marketing operations	13	12	5
Research and Development	239	212	183
Manufacturing Operations	155	157	161

	499	466	420

By geographic location:
U.K.	18	19	16
Switzerland	126	140	135
France	131	141	144
Sweden	38	29	1
U.S. and Canada	186	137	124

	499	466	420

Number of employees with scientific qualifications:
PhD's, masters or medical degrees	89	59	49
Scientists (including PhD's, masters or medical degrees)	267	235	234

        The Company believes that it has good relations with its employees and labor unions.

SHARE OWNERSHIP

        The following table sets out the interests of Directors in the ordinary shares of the Company (including the interests of their immediate families and persons connected with the Directors) as at June 24, 2005.

Name	Number of ordinary shares	Percentage of Issued share capital
Ian Gowrie-Smith	6,621,038	1.054%
Michael Ashton	508,794	0.081%
Donald Nicholson	389,341	0.062%
Air Chief Marshal Sir Michael Beavis	210,297	0.033%
Dr. David Ebsworth	65,000	0.010%
Stephen Harris	131,083	0.021%
Dr. Argeris (Jerry) Karabelas(1)	26,667	0.004%
Dr. Keith Mansford	67,943	0.011%
Alan Bray	100,000	0.016%

(1)
Includes ordinary shares represented by ADSs. Each ADS represents ten ordinary shares.

        In addition to the interests shown above, Mr. Ian Gowrie-Smith had a beneficial interest in 20,000 Convertible Bonds due 2024 issued by the Company.

        The aggregate number of ordinary shares held by the Directors listed in the table above at June 24, 2005 was 8,120,163, representing 1.29% of the total ordinary shares outstanding.

        The aggregate number of ordinary shares underlying the Company's outstanding options and long-term incentive plan awards as of June 24, 2005 was 51,295,715.

Share Option Plans

        The Company has five share option schemes (together, the "Option Schemes"). Grants between 1996 and 1998 were made under the 1988 Executive Share Option Scheme and the European and North American Scheme and grants from April 1999 were made under the SkyePharma PLC 1999 Share Option Scheme, the European and North American 1999 Scheme and the SkyePharma Holding Inc. 1999 Stock Option Plan for SkyePharma Inc. Employees.

        Executive Directors and senior executives participate in the SkyePharma PLC 1999 Share Option Scheme, the European and North American Scheme and the SkyePharma Holdings Inc. 1999 Share Option Plan as appropriate. Exercise of options granted under these plans is dependent upon total shareholder return performance measured against a peer group of companies. All options granted to Executive Directors and senior executives during 2003 were made on this basis and vest after three years on a scale between 0% and 100% depending on the Company's performance relative to that comparator group of companies. Options granted in 2001 and subsequent years will not be re-tested following vesting. If the stringent performance requirements are not met at the end of the performance period, all options will lapse.

        There are two types of options under each scheme: options and Super Options. With respect to options, prior to 2001 individual participation limits under the schemes were set at four times individual remuneration. Options granted under the schemes are granted at the market price ruling at the date of grant, are exercisable after three years and up to a maximum of 10 years from date of grant. Options granted under each of the schemes may be exercised only if, over a period of three consecutive years, the shareholder return of the Company exceeds the growth in FTSE All Share Index over the same period. Prior to 2001, individual participation limits for Super Options were set at eight times remuneration. Super Options, which are also granted at the market price ruling at the date of grant, are exercisable after five years and subject to more challenging performance conditions based upon top quartile performance in the FTSE 250 Index.

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

        The Scheme is governed by the Rules of the Scheme and is administered by the Board. Eligibility for participation in the Scheme is limited to employees of SkyePharma, including Directors, who work for SkyePharma at least 25 hours per week and are invited to participate by the Board. No Director or employee is entitled as of right to participate in the Scheme.

        Options may be granted under the Scheme within six weeks of the day on which the Company first announces its annual or interim results in any year in which the Scheme is in operation or any date on which the Directors determine that exceptional circumstances exist which justify the grant of options at that date. No consideration is payable on the grant of an option. An option may not be granted to an individual selected to participate if the total subscription price thereunder would exceed 200% of the participant's remuneration in that year. Remuneration includes salary, commission and bonuses, but excludes benefits in kind. In the case of the approved part of the

Scheme, participants may only be granted options up to a value of £30,000. The Board will only grant options to replace those already exercised if they are satisfied that there has been sustained improvement in the performance of the Company over not less than a two to three year period prior to such grant. Benefits under the Scheme are not pensionable.

        The price per ordinary share at which a participant may acquire ordinary shares (the "Option Price") on the exercise of an option will be at the discretion of the Board, but shall not be less than the market value (as defined in the Rules) of an ordinary share at the date of grant and shall not in any event be less than the nominal value of an ordinary share.

        Options granted pursuant to the Scheme may not be exercised prior to the third anniversary of their grant and must be exercised before the expiry of ten years from the date of grant. Super Options may not be exercised prior to the fifth anniversary of their grant and must be exercised before the expiry of ten years from the date of grant. Options may be exercised in whole or in part in respect of any number of ordinary shares subject to a minimum of 1,000 ordinary shares. An option granted under the Scheme may not be exercised unless the relevant conditions, as specified by the Directors or a committee thereof and notified to the participant no later than the date of grant, is satisfied. The performance conditions for Super Options are more challenging and in accordance with criteria recommended by the Association of British Insurers.

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

        If an offeror obtains control of the Company on the occurrence of (i) a general offer to acquire the whole of the ordinary share capital of the Company, (ii) pursuant to an offer, an offeror becoming entitled to acquire the shares under Sections 428-430 of the Companies Act 1985 (the "Act") or (iii) a compromise or arrangement being sanctioned by the Court under Section 425 of the Act, then an option holder and the offeror may agree that the options held can be exchanged for equivalent options in the offeror. Alternatively, if an offeror gains control pursuant to either a general offer or a compromise or arrangement pursuant to Section 425 of the Act, then the option holder may, in the case of a general offer, exercise his or her options within six months following the later of the date of the acquisition or the date upon which the offer becomes unconditional, or, in the case of a court order sanctioning a compromise or arrangement, within six months of that date.

        Employees who receive options in excess of the £30,000 approved limit are responsible for any National Insurance contributions required in connection with the exercise of the options.

The European and North American Scheme

        The European and North American Scheme is in all material aspects identical to the SkyePharma PLC 1999 Share Option Scheme, except that eligibility is restricted to employees in Europe and North America. No further grants will be made under this Scheme.

The SkyePharma Holdings Inc. 1999 Stock Option Plan for SkyePharma Inc. Employees

        The SkyePharma Holdings Inc. 1999 Stock Option Plan (the "Plan") is governed by the rules of the Plan and is administered by the Board of Directors of the Company acting through the Remuneration Committee. The Plan is available to all officers and key employees of SkyePharma Holdings Inc. and its subsidiaries who render services which contribute to its management, growth or financial success. Options are granted at the discretion of the Remuneration Committee. No Director or employee is entitled as of right to participate in the Plan.

        Options may be granted under the Plan within six weeks of the day on which the Company first announces its annual or interim results in the year which the Plan is in operation or any date on which the Remuneration Committee determines that exceptional circumstances exist which justify the grant of options at that date. An option may not be granted to an individual selected to participate if the total subscription price thereunder would exceed 200% of his remuneration in that year. Remuneration includes salary, commission and bonuses, but excludes benefits in kind. Benefits under the Plan are not pensionable.

        If an option is to qualify for tax benefits under certain provisions of the U.S. Internal Revenue Code of 1986 as amended ("Incentive Options"), the aggregate exercise price of options first becoming exercisable in any one calendar year may not exceed U.S.$100,000.

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

        Options must be exercised before the expiry of ten years from the date of grant. The earliest date at which an option may be exercised is at the discretion, in each case, of the Remuneration Committee. The Remuneration Committee may, but is not obliged to, impose conditions on the exercise of an option. In exercising its discretion in these respects, the Remuneration Committee will seek to act in the best interests of the Company, having regard to the conflicting requirements of, on the one hand, the custom and practice in the United States with regard to the grant of share options and the expectations of U.S.-based employees and, on the other hand, the need to operate the Plan in such a way as complies with best U.K. practice.

        The lapsing provisions and those relating to change of control under the Plan are in all material respects similar to the provisions of the SkyePharma PLC 1999 Share Option Scheme, as described on page 89.

Outstanding Options

        The table below sets forth certain information concerning the options issued to Directors and officers of the Company pursuant to the Company's share option plans as of June 24, 2005. No other Directors or officers of the Company have outstanding ordinary options or Super Options.

Ordinary Options

Name	Number of Ordinary Shares Underlying Options Granted		Exercise Price	First Exercise Date	Last Exercise Date
Ian Gowrie-Smith	1,178,022	(3)	72.3p	April, 12 2005	October 12, 2005
	1,935,484	(4)	46.5p	April 7, 2006	October 7, 2006
Donald Nicholson(1)	533,333		75.0p	April 29, 1999	April 29, 2006
	86,022		93.0p	March 31, 2001	March 31, 2008
	172,662		69.5p	April 19, 2002	April 19, 2009
	446,650		80.6p	June 12, 2004	June 12, 2011
	521,826	(3)	72.3p	April, 12, 2005	April 12, 2012
	946,237	(4)	46.5p	April 7, 2006	April 7, 2013
Michael Ashton(2)	639,077		93.0p	March 31, 2001	March 31, 2008
	871,451		69.5p	April 19, 2002	April 19, 2009
	868,486		80.6p	June 12, 2004	June 12, 2011
	1,014,661	(3)	72.3p	April 12, 2005	April 12, 2012
	1,703,226	(4)	46.5p	April 7, 2006	April 7, 2013

(1)
533,333 options in respect of Donald Nicholson were issued pursuant to the Executive Share Option Scheme. This scheme has subsequently expired in respect of further grants and the remainder of these options were granted under the SkyePharma PLC 1999 Share Option Scheme.

(2)
639,077 options issued pursuant to the European and North American Scheme. The remainder of these options were granted under the SkyePharma PLC 1999 Share Option Scheme.

(3)
Options granted during 2002.

(4)
Options granted during 2003.

Super Options

Name	Number of Ordinary Shares Underlying Options Granted	Exercise Price	First Exercise Date	Last Exercise Date
Donald Nicholson	1,022,147	56.67p	May 25, 2004	May 25, 2009
Michael Ashton	2,044,293	56.67p	May 25, 2004	May 25, 2009

        The aggregate number of ordinary shares underlying all of the outstanding options as of June 24, 2005 was 41,057,107. Such options have exercise prices ranging between 44.8 pence and 93 pence and expire between October 12, 2005 and September 26, 2013. It is the current intention of the Company that it will no longer grant options under any of the above option schemes in view of the dilution caused by issuing such shares and the impact of the charge to the Company's profit and loss account.

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

        Under the Deferred Share Bonus Plan, an Eligible Employee is required to defer no less than 50% of his or her bonus and to use the deferred portion to acquire shares in the Company ("Executive Shares"). The Company, in turn, issues to each Eligible Employee one matching share (a "Matching Share") for each Executive Share so acquired. In addition to Matching Shares, the Remuneration Committee may award additional deferred shares to Eligible Employees ("Long-Term Incentive Plan Awards", or "LTIP Awards").

        The maximum value of an Eligible Employee's LTIP Award will not exceed 100% of an employee's salary. LTIP Awards were made on May 5, 2004 to 21 participants at a share price of 59.92 pence, including awards of 700,534 shares to the Chief Executive Officer and 392,857 shares to the Finance Director. LTIP awards were made on September 20, 2004 to 48 participants at a share price of 57.17 pence, on June 3, 2005 to 18 participants at a share price of 53.92 pence, including awards of 816,024 shares to the Chief Executive Officer and 463,650 shares to the Finance Director, and on June 9, 2005 to 48 participants at a share price of 53.58 pence. The maximum value which was awarded was 100% of the relevant participant's salary. No other LTIP Awards have previously been awarded under the Deferred Share Bonus Plan.

        Matching Shares and LTIP Awards granted under the Deferred Share Bonus Plan are released to the relevant employee after three years provided certain conditions have been satisfied.

        For Matching Shares granted prior to 2005, the relevant employee must remain in employment with the Company and the underlying Executive Shares must not have been sold. For Matching Shares granted in 2005 and thereafter, there is an additional requirement that shares be released only if certain performance conditions have been satisfied. Matching Shares granted in 2005 and thereafter will only be released if the total shareholder return of the Company is at or above the median of a specified comparator group of the Company's competitors. In addition, the Remuneration Committee will be required to ensure that the underlying financial performance of the Company is consistent with its total shareholder return performance, by considering the Company's performance against financial measures such as turnover, profitability and cash flow. For example, no Matching Shares will be provided at the end of the holding period unless the Company is in profit.

        For LTIP Awards, the relevant employee must remain in employment with the Company and certain performance conditions must be satisfied. The principal performance condition for the release of an LTIP Award is measured in terms of the total shareholder return of the Company relative to a comparator group. 30% of the LTIP award will be released where the Company is at the median of the comparator group rising to full vesting at the upper quartile. LTIP awards will be released on a straight line basis between these two points. In addition, the Remuneration Committee will be required to ensure that the underlying financial performance of the Company is consistent with its total shareholder return performance, by considering the Company's performance against financial measures such as turnover, profitability and cash flow.

        Participants have no rights to vote or receive dividends in respect of shares awarded under the Deferred Share Bonus Plan prior to release.

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

        Matching Share awards are not transferable and will lapse if the participant attempts to effect a transfer. If a participant disposes of his Executive Shares during the holding period or leaves employment prior to the expiration of the holding period the Matching Share award will lapse unless the Remuneration Committee in its absolute discretion determines otherwise. In the event of a takeover, reconstruction, amalgamation or winding up of the Company, all Matching Shares will be released unless they are exchanged for matching shares in the acquiring company. In the event of a merger or demerger of the Company, the Committee may determine that all Matching Share awards will be released or the number of shares comprised in a Matching Share award may be adjusted.

        LTIP Awards are not transferable and will lapse if the participant attempts to effect a transfer. If a participant leaves employment prior to the expiration of the vesting period, then the LTIP Award will lapse. However, on cessation for injury, disability, redundancy, retirement, death or other reasons at the absolute discretion of the Remuneration Committee, there may be proportionate release of LTIP Awards depending upon the lapse of time and the satisfaction of the attached performace conditions. In the event of a takeover, reconstruction, amalgamation, winding up, merger or de-merger of the Company, there may be proportionate release of LTIP Awards depending upon the satisfaction of the performance conditions at the time of the transaction. In addition, the Remuneration Committee shall take into account the amount of time elapsed since the date of grant of the LTIP Award in determining the proportion of the LTIP Award that shall be released.

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

        Subject to the limitations described below, amendments to the rules of the plan may be made at the discretion of the Remuneration Committee. However, the provisions governing eligibility requirements, equity dilution, share utilization and individual participation limits and the adjustments that may be made following a rights issue or any other variation of capital and the limitations on the number of shares that may be issued cannot be altered to the advantage of participants without prior shareholder approval, except for minor amendments to benefit the administration of the Deferred Share Bonus Plan, to take account of a change in legislation or to obtain or maintain favorable tax, exchange control or regulatory treatment for participants or for the Company and any subsidiary.

        Shares acquired, awards and any other rights granted pursuant to the Deferred Share Bonus Plan are non-pensionable.

        The Company has the ability to use new issue shares under the Deferred Share Bonus Plan. Any shares issued under this Deferred Share Bonus Plan are subject to the dilution limits set out above for the Option Schemes (i.e., the shares issued under this Deferred Share Bonus Plan would be aggregated with the shares issued under the Option Schemes when calculating the number of shares issued against the limits).

Share Purchase Plan

        It is the Company's policy to encourage share ownership at all levels of the business, thereby aligning all employees' interests with those of the shareholders. Accordingly, the Company introduced the SkyePharma International Share Purchase Plan ("the Employee Plan") and the Employee Stock Purchase Plan in February 2002 to encourage employees to acquire shares of the Company. All employees (including Executive Directors) are eligible to participate in the Employee Plan under the arrangements introduced in their respective countries.

        The Employee Plan complements the Option Schemes by enabling the same remuneration policy applied to executives under the Deferred Share Bonus Plan to be applied to all employee levels, i.e., awarding matching shares on the basis of the number of employee purchased shares.

Under the rules of the Plan the Company may award free shares to specific employees, subject to a holding period of three years and continued employment. An award of a total of 33,755 shares was made to 13 participants on September 20, 2004 at a share price of 57.17 pence.

        Under the Employee Plan, employees are given the opportunity to purchase up to a maximum of £1,500 of Company shares per year (or local currency equivalent). The Company will then match each share purchased with an award of one ordinary share (each a "Matching Share"). The maximum ratio of Matching Shares to employee purchased shares is two to one although the current ratio adopted by the Company is one Matching Share for each share purchased. The Matching Shares are subject to a three-year holding period. Normally, the Matching Shares will only be released at the end of this holding period if the corresponding employee purchased shares have not been sold and the employee is still in employment at that time. Awards under the Employee Plan lapse if the holder is adjudicated bankrupt, sells his or her shares or ceases to be in the Company's employment during the restricted period determined by the Directors. Matching Shares cannot be released later than ten years after the date of the purchase.

        The shares required for the Employee Plan are currently being purchased in the market rather than being issued by the Company. The Company may, however, issue new shares for the purposes of the Employee Plan if it becomes necessary or desirable in the future.

Warrants

'D' and 'E' Warrants

        In March 2002, the Company issued warrants granting Paul Capital the right, under an agreement to fund new product development, to subscribe for 5 million SkyePharma ordinary shares at an exercise price of 73.75 pence, representing a 25% premium to the average trading price for the five trading days immediately prior to the closing date. At June 24, 2005, should the warrants be converted, they represented 0.8% of the Company's ordinary share capital. The warrants are divided into 2,500,000 Series D and 2,500,000 Series E warrants. The terms are identical save for the exercise dates. The Series D Warrants can be exercised at any time from the date of creation of the warrants until December 31, 2008 and the Series E Warrants can be exercised at any time from June 30, 2002 until December 31, 2008. There are standard provisions in the deed polls creating the warrants relating to provision for adjustment of the warrant rights in certain circumstances such as a capital reorganisation and relating to certain restrictions on the Company, such as capital distributions. There are a number of other provisions in the deed polls designed to comply with the Securities Act of 1933.

'F' Warrants

        The Company issued 'F' Warrants in December 2003 as part of the $5 million loan with GE Capital Corp. The 'F' Warrants entitle GE Capital to subscribe for a total of 300,000 ordinary shares at any time until the repayment date of the loan at an exercise price of £1.20 per ordinary share.

Other Warrants

        Warrants were issued to former DepoTech shareholders by the Company in December 1999 as part of the acquisition of DepoTech. These warrants entitled their holders to subscribe for 371,353 ordinary shares at any time during the period beginning December 31, 1999 and ending on February 25, 2005 at an exercise price of $1.142 per ordinary share. All of these warrants lapsed unexercised on February 25, 2005.

Item 7: Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

        As far as the Company is aware, it is neither directly nor indirectly owned or controlled by another corporation or any government, and there are no arrangements in place the operation of which may result in a change in its control.

        As of June 24, 2005, the Company had notice that the following persons owned more than 3% of the outstanding ordinary shares:

Ordinary shares

	Number	% Holding
Fidelity Investments	84,152,589	13.4
Dr Jacques Gonella	37,412,291	6.0
HBOS plc and subsidiaries	30,792,370	4.9
Kowa Company Limited	30,000,000	4.8
Legal & General Investment Management Limited	22,514,583	3.6
Cantor Fitzgerald Europe	20,353,391	3.2

        The Company's major shareholders do not have different voting rights, except for Kowa's right to appoint a Non-Executive Director pursuant to its investment agreement with the Company in May 2002.

        Dr. Jacques Gonella also has an interest in 12 million 'B' Deferred Shares which do not confer upon the holder the right to receive notice of or attend or vote at any general meeting of the Company. The Deferred Shares automatically convert into ordinary shares on the occurrence of certain events. The contingencies determining the conversion of the Deferred Shares into ordinary shares are set out in Note 23 of the Notes to SkyePharma's Consolidated Financial Statements included in Item 18 of this Form 20-F.

        As of June 24, 2005, there were 17,508 holders of record of ordinary shares, of which 32 were U.S. beneficial holders representing 5% of the ordinary shares. In addition, at June 24, 2005 there were 129 holders of record of American Depositary Shares ("ADSs") representing 6% of the ordinary shares.

RELATED PARTY TRANSACTIONS

Certain Arrangements in Respect of the Jago Acquisition

        On July 20, 2000, the following shares were issued to Dr. Jacques Gonella, the vendor of Jago, under the Settlement Agreement that established full and final settlement of the deferred consideration payable on the acquisition of Jago:

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

        In the event that this third condition set out above is not satisfied prior to May 3, 2006, the Deferred 'B' Shares will not be converted and will be cancelled. The vendor shall not be entitled to any other compensation nor additional compensation. In the opinion of the Directors this condition will not be satisfied and the Deferred 'B' Shares will not be converted and will be cancelled.

        On issue, the ordinary shares were recorded as share capital and share premium at a price of 94.25 pence. The Deferred Shares were recorded within non-equity share capital and non-equity share premium at a price of 94.25 pence, the fair value of those shares, on July 20, 2000.

Certain Arrangements in Respect of the Krypton Acquisition

        On January 8, 1996 the Company acquired Krypton from a series of trusts in which Ian Gowrie-Smith had an interest. The deferred consideration on the acquisition of Krypton provides that a maximum of 37.5 million ordinary shares would be issued contingent on a change in control of the Company at a share price of not less than 80 pence compounded at an annual rate of 10% (£1.89 as at December 31, 2004), or satisfaction of various conditions and hurdles which lapsed on December 31, 2004. No provision for deferred consideration had been recognized as at December 31, 2004.

Other Arrangements

        At the end of December 1998, Ian Gowrie-Smith (through a family-owned trust) acquired a 51% interest in 10 East 63rd Street Inc., the company which owns 10 East 63rd Street, a property in New York. In December 2002, Mr. Gowrie-Smith acquired a further 49% interest. SkyePharma PLC has been in occupation of approximately half of that property since January 1997, subject to tenancy agreements based upon independent valuation. In August 2003, the Company took occupation of the entire building under an eight year tenancy agreement, at which time the annual rent was increased from $420,000 per annum to $720,000 per annum until August 2008, and $942,500 per annum from August 2008 to August 2011. A portion of these premises is currenty sub-let by the Group.

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

        In December 2004 SkyePharma signed conditional stock purchase and assignment agreements with two former Astralis directors to acquire 11,160,000 common shares and appoint a further two directors representing SkyePharma to the Astralis Board. The Group also acquired 33,900 common shares of Astralis for approximately £12,000. As at December, 31 2004, the total SkyePharma holding was 25,233,900 common shares and 20,000 warrants, representing approximately 34.5% of the common shares. As a result of these events the investment has been treated as an associated undertaking from December 2004. In March 2005, the conditions of the stock purchase and assignment agreements were satisfied and the Company completed the purchase of 11,160,000 million shares from the two former directors of Astralis, bringing its holding to 49.7% of the common shares of Astralis. The consideration for these additional shares was approximately 5.5 million common shares in the Company.

        Michael Ashton, the Company's Chief Executive Officer, was appointed to the Astralis Board in January 2002. Dr. Gordon Schooley, SkyePharma's Chief Scientific Officer, has also been appointed to the board of Astralis. For further details of the Astralis transactions see "Item 4: Information on the Company – Business Operations – Collaborative Arrangements – Other Collaborative Arrangements".

        In December 2001, the Company entered into several agreements with e-nutriceuticals inc, as a result of which the Company acquired 1 million convertible preference shares in e-nutriceuticals. In

August 2003, e-nutriceuticals merged with Vital Living Inc. and as a result of the merger SkyePharma acquired 14,204,548 common shares in Vital Living. In December 2003, the Group acquired 1 million series D convertible preferred shares, $1 million of 12% senior secured convertible notes due 2008 and 1 million warrants expiring 2008 of Vital Living for £1.2 million ($2.0 million).

        During the year the Group received 687,629 Vital Living common shares with a value of £42,000 ($80,000) in lieu of interest due on the 12% senior secured convertible notes. In 2005 the Group received an estimated further 722,892 Vital Living common shares with a value of £32,787 ($60,000) in lieu of interest due on the 12% senior secured convertible notes. As at June 24, 2005 the total SkyePharma holding was as estimated 15,615,069 common shares, 1 million series D preferred shares, $1 million 12% senior secured convertible notes due 2008 and 1 million warrants expiring 2008, representing approximately 14.9% of the common shares. Michael Ashton, the Company's Chief Executive Officer, was appointed to the Vital Living Board in January 2004.

        In 2003, the Company entered into several agreements with Micap plc concerning the application of micro-encapsulation technology to drug delivery. The Company subscribed for 2,500,000 ordinary shares at a price of 80 pence as part of a fundraising of 3,125,000 ordinary shares approved by Micap's shareholders at an Extraordinary General Meeting on January 13, 2003. The remaining 625,000 ordinary shares were subscribed for by the Sigma Technology Venture Fund, an existing shareholder. In 2003 Micap undertook an initial public offering and as part of the renegotiation of Micap in conjunction with the offering, the Company's shareholding was converted into 5,238,334 ordinary shares, representing approximately 18.2% of the ordinary share capital, and 1,830,000 convertible shares. Ian Gowrie-Smith, the Company's Non-Executive Chairman was appointed to the Micap Board in January 2003.

        During 2003, SkyePharma investigated the pharmaceutical applications of Micap's micro-encapsulation technology, in the areas of oral and topical drug delivery. The Company was paid for its services. In March 2004, the Company exercised an option granted to it under one of its agreements with Micap to complete a technology access and license agreement with Micap that allows the Company to use Micap's encapsulation technology in up to ten nominated pharmaceutical products to be selected by SkyePharma. In March 2005, the Company completed the selection of its ten nominated compounds.

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

        On April 12, 2002, a class action complaint was filed by the Action Alliance of Senior Citizens of Greater Philadelphia, a non-profit Pennsylvania corporation against Elan Corporaton PLC and SkyePharma Inc. On May 15, 2002, a second class action complaint was filed in the same court by Jeanine Weber, and on June 12, 2002, a third class action complaint was filed in the same court by Charles Frederick. On October 14, 2002, a consolidated class action complaint was filed, covering all three cases, and on the same date the plaintiffs filed a motion requesting class certification. The consolidated complaint, which is brought under the Sherman Anti-trust Act (the "Act") and various state statutes alleges a contract in restraint of trade as well as an attempt to monopolize the market for Naprelan in violation of those laws. The consolidated complaint seeks injunctive relief and damages, multiple damages, and restitution in unspecified amounts. On November 22, 2002, the case was stayed by agreement of the parties pending final resolution of certain patent litigation between Elan and Andrx Pharmaceuticals, Inc. that relates to Elan's patents covering Naprelan. The case remains stayed at the present time. The Company believes that the claims asserted in the consolidated complaint are without merit and will vigorously defend the action.

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

        The table below sets forth, for the periods indicated, the highest and lowest closing market quotations for the Company's ordinary shares as derived from the Daily Official List of the LSE and the highest and lowest sales prices of the Company's ADSs on The Nasdaq National Market. The mid-closing price for the ordinary shares on the LSE and the last sale price for the ADSs on The Nasdaq National Market on June 24, 2005 was 56.25 pence per ordinary share and $10.08 per

ADS. See "Exchange Rate Information" with respect to the exchange rates applicable to the periods set forth below.

	SkyePharma Ordinary Shares		SkyePharma ADSs
	High	Low	High	Low
	(Pence per Company Ordinary Share)		($ per Company ADS)
Year ended December 31, 2000	190.00	49.80	29.38	7.38
Year ended December 31, 2001	108.00	49.00	15.50	7.01
Year ended December 31, 2002	80.25	39.00	11.90	6.25
Year ended December 31, 2003	79.25	41.50	14.00	6.60
Year ended December 31, 2004	75.25	50.00	13.66	9.09
Year ended December, 2003
First Quarter	50.00	41.50	8.44	6.60
Second Quarter	73.00	45.75	12.99	7.30
Third Quarter	74.50	57.00	12.10	9.65
Fourth Quarter	79.25	57.00	14.00	9.62
Year ended December 31, 2004
First Quarter	75.25	58.75	13.66	11.24
Second Quarter	69.75	50.50	13.30	9.09
Third Quarter	63.00	50.00	11.64	9.12
Fourth Quarter	70.25	53.00	13.60	9.52
Year ended December 31, 2005
First Quarter	66.75	51.50	12.55	9.40
Second Quarter (through June 24, 2005).	56.75	50.25	10.72	9.35
Monthly Data
December 2004	70.25	62.50	13.60	12.39
January 2005	66.75	61.75	12.55	11.61
February 2005	65.25	58.50	12.29	11.12
March 2005	60.25	51.50	11.35	9.40
April 2005	55.00	50.25	10.35	9.35
May 2005	56.75	53.75	10.72	9.64
June 2005 (through June 24, 2005)	56.50	53.00	10.12	9.59

STOCK EXCHANGES ON WHICH THE COMPANY'S SHARES ARE LISTED

        The Company's ordinary shares were admitted to the Official List of the LSE on May 3, 1996 and are quoted under the symbol "SKP".

        The Company's ADSs are quoted on The Nasdaq National Market under the symbol "SKYE". ADSs are issued by the Bank of New York as depositary under the Deposit Agreement dated as of July 8, 1998. Each ADS represents ten ordinary shares.

Item 10: Additional Information

MEMORANDUM AND ARTICLES OF ASSOCIATION

        The following summarizes certain provisions of SkyePharma PLC's Memorandum and Articles of Association and applicable English law. The summary is qualified in its entirety by reference to the UK Companies Act and SkyePharma's Memorandum and Articles of Association. Investors can obtain copies of the Memorandum and Articles of Association by contacting the Company Secretary at the registered office of the Company. On May 30, 2002, the Company adopted new Articles of Association.

Objects and Purposes

        The Company was incorporated in England and Wales on February 18, 1910 under the Companies Act 1908 as a Company limited by shares and was re-registered in 1982 as a public limited company under the Companies Act 1948 to 1980. The Company is registered under company number 107582. The Company was re-registered as SkyePharma PLC on January 8, 1996.

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

Provisions set out applying to the "B" Deferred Shares

        The "B" Deferred Shares do not confer any right to participate in any profits of the Company or to receive notice of or attend any general meeting of the Company. Each "B" Deferred Share will be redesignated as an ordinary share on the first occasion that total reported sales of Geomatrix™ versions of Paroxetine/Paxil™ exceed $1 billion in any calendar year ending prior to January 1, 2006 or if such sales exceed $337 million in the period January 1, 2006 to May 3, 2006.

        The right of redesignation attaching to the "B" Deferred Shares will lapse if neither event has occurred by May 3, 2006.

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

MATERIAL CONTRACTS

        At March 31, 2000, a Settlement Agreement was signed establishing the full and final settlement of the deferred consideration payable to the vendor of Jago, Dr. Gonella. The settlement was approved by shareholders at the Company's Annual General Meeting held on July 11, 2000 to be made entirely in shares. On July 20, 2000, 6 million ordinary shares were issued to Dr. Gonella at a price of 94.25 pence. Also on July 20, 2000, 12 million "A" and 12 million "B" non-equity Deferred Shares were issued. The contingencies determining the conversion of the Deferred Shares into ordinary shares are set out in Note 23 of the Notes to SkyePharma's Consolidated Financial Statements included in Item 18 of this Form 20-F. Following the April 2002 U.S. launch of Paxil CR™ by GlaxoSmithKline and the first commercial sale of Paxil CR™, Dr. Gonella's 12 million "A" Deferred Shares have been converted into 12 million ordinary shares. In the event that the remaining conditions are not satisfied prior to May 3, 2006, the "B' Deferred Shares will not be converted and will be cancelled. The vendor will not be entitled to any other compensation nor additional compensation. On issue, the ordinary and Deferred Shares were recorded in share capital and share premium. At December 31, 1999 prior to the issue of shares, in the Directors' opinion, 30 million ordinary shares were likely to be issued under the terms of the Settlement Agreement and a figure of £33 million was recorded within shares and warrants to be issued, based upon a closing share price of 110 pence on March 31, 2000, the date of the Settlement Agreement.

        In December 2002, the Company entered into a development and commercialization agreement under which Endo Pharmaceuticals Inc. received an exclusive license to the U.S. and Canadian marketing and distribution rights for two of the Company's patented development products, DepoDur™, an injectable product, and Propofol IDD-D™, a product using the Company's IDD solubilization technology, with options to negotiate for other development products in the area of pain management. In return, the Company received a $25 million payment on signing in respect of DepoDur™. In addition, the Company may receive further milestone payments totaling $95 million of which $15 million has been received to date. The total further comprises a $15 million milestone payment when net sales of DepoDur™ reach $125 million in a calendar year, and a $20 million milestone payment when net sales of DepoDur™ reach $175 million in a calendar year. In addition, the amount comprises total milestone payments of $50 million for Propofol IDD-D™. The Propofol IDD-D™ milestone payments are payable when the product successfully achieves certain regulatory milestones, including FDA approval, except that, in the event the FDA-approved labeling fails to meet the parties' target labeling, only $10 million becomes payable upon FDA approval, with the remaining $40 million being due upon the achievement of certain sales targets. The Company will also receive a share of each product's sales revenue that will increase from 20% to a maximum of 60% of net sales as the products' combined sales achieve certain thresholds in any given year. The agreement provides for the parties to work together and complete the necessary clinical, regulatory and manufacturing work for regulatory approval of DepoDur™ and Propofol IDD-D™ in the United States and Canada. The Company will be primarily responsible for clinical development up to final

FDA approval and for product manufacture, including all associated costs. Upon approval, Endo will market each product in the United States and Canada with the Company as supplier. In respect of the first product launched under the agreement, the Company will pay Endo a fixed contribution in relation to marketing activities undertaken by Endo in respect of the first and second year of commercialization. Endo will be responsible for funding and conducting any post-marketing studies and for selling and marketing expenses. The agreement expires with respect to each product upon the later of the expiry of all relevant patents and the 15th anniversary of the date of first commercialization. The agreement may be terminated in various cases, including by Endo in the event the Company experiences delays in obtaining regulatory approval for the products or fails to achieve the target labeling and, without cause, upon sixty days' notice provided that, in such an event, Endo shall pay an undisclosed termination fee to the Company.

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

        In March 1996, the Company entered into a License Agreement with SmithKline Beecham (now part of GlaxoSmithKline) for the development, manufacture and marketing of a modified release version of Paxil™/Seroxat (paroxetine HCL) using a combination of the Positioned Release and Zero Order Geomatrix™ systems, known as Paxil CR™. Paxil™ is an FDA-approved drug that is currently marketed primarily in the United States and Europe and is an immediate release formulation prescribed for central nervous system disorders. Paxil CR™ was filed with the FDA by SmithKline Beecham in December 1997 and approved by the FDA in February 1999 for the 12.5 and 25mg dosage forms. Subsequently Paxil CR™ has been approved for four additional indications: panic disorder, the continuous treatment of PMDD, social anxiety disorder and the intermittent treatment of PMDD.

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

        On March 4, 2005, GlaxoSmithKline announced that the FDA had halted supplies of Paxil CR™ due to manufacturing issues. SkyePharma provided the formulation of Paxil CR™, but has no involvement in its manufacturing. GlaxoSmithKline is working with the FDA to expedite the return of this product to the market.

        On April 28, 2005, the Company announced that it had entered into an amendment agreement with GlaxoSmithKline in respect of Paxil CR™. Under the terms of the amendment agreement, GlaxoSmithKline made a one-time payment of approximately $10 million to the Company. In addition, the Company will also be entitled to an increase in the royalty rate from 3% to 4% on actual net sales of Paxil CR™, with effect from March 4, 2005. As GlaxoSmithKline has been unable to supply Paxil CR™ in the United States since March 4, 2005, GlaxoSmithKline has also agreed to pay SkyePharma the same level of royalty on GlaxoSmithKline's budgeted sales of Paxil CR™ from March 4, 2005 while the product remains off the market, subject to other terms of the agreement.

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

TAXATION

        The following is a summary of the material U.S. federal income and the United Kingdom tax consequences of owning and disposing of ordinary shares or ADSs of the Company by a U.S. Holder (as defined below) that holds the ordinary shares or ADSs as capital assets.

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

        This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions) and on the tax laws of the United Kingdom all as in effect on the date hereof, as well as on the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital Gains (the "Treaty"), as well as the Convention between the Government of the United States and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Estates of Deceased Persons and on Gifts (the "Estate Tax Treaty"), both as in effect on the date hereof. These laws are subject to change (or changes in interpretation), possibly with retroactive effect.

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

        Prospective investors are urged to consult their own tax advisors regarding the United States federal, state and local and the United Kingdom and other tax consequences of owning and disposing of ordinary shares and ADSs. In particular, a U.S. Holder should confirm with its advisor whether it is eligible for the benefits of the Treaty and should discuss the consequences of failing to be so eligible.

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

        Withholding tax is not levied by the United Kingdom on payment of dividends.

        U.S. Holders who are not resident or ordinarily resident for tax purposes in the United Kingdom and have no other source of U.K. income are not required to file a U.K. income tax return.

United States Taxation

        Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, the gross amount of any dividend paid to a U.S. Holder by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. Dividends paid to a non-corporate U.S. holder in taxable years before January 1, 2009 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the ordinary shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by the Company with respect to its ordinary shares or ADSs generally will be qualified dividend income.

        Because a U.S. Holder will not be subject to United Kingdom withholding tax, receipt of a dividend will not entitle the U.S. Holder to a foreign tax credit.

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

United States Taxation

        Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of ordinary shares or ADSs, a U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's tax basis (determined in U.S. dollars) in such ordinary shares or ADSs. Generally, such gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period for such ordinary shares or ADSs exceeds one year, and will be from sources within the United States for foreign tax credit limitation purposes. Long-term capital gain of a non-corporate U.S. Holder that is recognized and before January 1, 2009 is taxed at a maximum rate of 15%.

Passive Foreign Investment Company Rules

        The Company believes that its ordinary shares and ADSs should not be treated as the stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes. However, this conclusion is a factual determination made annually and thus may be subject to change.

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

        If the Company is treated as a PFIC, a U.S. Holder that did not make a qualified electing fund ("QEF") or mark-to-market election, each as described below, will be subject to special rules with respect to (a) any gain realized on the sale or other disposition of ordinary shares or ADSs and (b) any excess distribution by the Company to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the ordinary shares or ADSs during a single taxable year that aregreaterthan 125% of the average annual distributions received by the U.S. Holder in respect of the ordinary shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the ordinary shares or ADSs). Under these rules:

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

        Where the ADSs or ordinary shares have been placed in trust by a settlor who, at time of settlement, was a U.S. Holder, the ADSs or ordinary shares will normally not be subject to U.K. inheritance tax unless the settlor, at the time of settlement, was not domiciled in the United States and was a U.K.national. In the exceptional case where the ADSs or ordinary shares are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the United Kingdom to be credited against tax paid in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set out in that Treaty.

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

DOCUMENTS ON DISPLAY

        It is possible to read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC's public reference room located at 100 F Street, NE, Washington D.C. 20549. Please call the SEC at 1(800) SEC 0330 for further information on the public reference rooms and their copy charges. The Company's Securities and Exchange Commission filings made after November 4, 2002 are also available over the Internet at the Securities and Exchange Commission's website at http://www.sec.gov.

EXEMPTIONS FROM CORPORATE GOVERNANCE LISTING REQUIREMENTS UNDER THE NASDAQ MARKETPLACE RULES

        In connection with the inclusion of our shares on the Nasdaq National Market in July 1998, the Company received an exemption from the quorom requirement under Rule 4350(f) of the Nasdaq Marketplace Rules. Rule 4350(r) requires each issuer to provide for a quorum in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3% of the outstanding shares of the issuer's common voting stock. The Company's articles of association do not provide any quorum requirement for general meetings of its shareholders. This absence of a quorum requirement is in accordance with U.K. law and generally accepted business practices in the United Kingdom.

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

LIQUIDITY RISK

        The Company's policy is to maintain continuity of funding through a mixture of long-term debt and bank loans, raised to cover specific projects, and through the issue of shares to collaborative partners, where necessary, to obtain development contracts. Short-term flexibility is provided through the use of overdrafts. The maturity profile of the Company's debt at December 31, 2004 is set out below.

Maturity of financial liabilities

	December 31, 2003	December 31, 2004	December 31, 2004 Fixed rate financial liabilities	December 31, 2004 Floating rate financial liabilities	December 31, 2004 Non-interest bearing financial liabilities
	(in £ thousands)
Within one year	4,530	13,682	12,029	1,653	—
Between one and two years	60,662	11,625	315	—	11,310
Between two and three years	12,653	295	295	—	—
Between three and four years	337	275	275	—	—
Between four and five years	271	69,869	39,869	30,000	—
Beyond five years	9,647	9,302	6,000	—	3,302

	88,100	105,048	58,783	31,653	14,612

Foreign Currency Risk

        All of the Company's operations are based overseas in Continental Europe and North America giving rise to exposures to changes in foreign exchange rates, notably the Swiss Franc, Euro and U.S. Dollar. Beginning in June 1996, and where natural hedges have not been sufficient or possible, the Company has selectively entered into forward currency contracts to fix certain of the non-sterling funding requirements of its principal subsidiaries. The contracts generally have maturities not exceeding twelve months. Gains or losses on these contracts are not recorded until the maturity of the contracts at which time they are recorded as an adjustment to administrative expenses, consistent with the underlying non-sterling expenses that are required to be funded. During 2000, £59.4 million of funding was raised in sterling, and as a result, since then, the Group has actively used forward currency contracts and currency options. No gain or loss was recognized on such contracts during 2003 or 2004.

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

        At December 31, 2004, the Group had an unrecognized gain of approximately £2,000 arising from a Swedish Krona swap of SKr 7.2 million.

        The analysis below shows the net monetary assets and liabilities of Group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the income statements in both 2004 and 2003.

Currency exposures

December 31, 2004

Functional currency of Operating Company

	Net foreign currency monetary assets/(liabilities)
	Sterling	$U.S.	Euro	Swiss francs	$Canadian	Swedish Krona	Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Sterling	—	778	161	1	655	—	1,595
$U.S	(19,020)	—	206	—	1,346	—	(17,468)
Euro	(205)	6	—	5,713	244	—	5,758
Swiss francs	1,618	(2,297)	27	—	(2,774)	(425)	(3,851)
$Canadian	(577)	(1,521)	(244)	—	—	—	(2,342)
Swedish Krona.	(4,741)	(356)	—	—	—	—	(5,097)

	(22,925)	(3,390)	150	5,714	(529)	(425)	(21,405)

December 31, 2003

Functional currency of Operating Company

	Net foreign currency monetary assets/(liabilities)
	Sterling	$U.S.	Euro	Swiss francs	$Canadian	Swedish Krona	Total
	£'000	£'000	£'000	£'000	£'000	£'000	£'000
Sterling	—	3,796	847	—	6	—	4,649
$U.S	(3,579)	—	(65)	—	—	—	(3,644)
Euro	245	(17)	—	2,622	—	—	2,850
Swiss francs	10,280	2,419	(220)	—	—	(5)	12,474
$Canadian	1,038	(1,391)	(71)	—	—	—	(424)
Swedish Krona	(2,568)	(54)	—	—	—	—	(2,622)

	5,416	4,753	491	2,622	6	(5)	13,283

Interest Rate Risk

        The Company borrows at fixed and floating rates of interest as deemed appropriate for its circumstances. Where necessary, the Company uses interest rate swaps to achieve the desired interest rate profile. From February 27, 2002, £30 million of the convertible bond liability was the subject of a new cancelable interest rate swap agreement by which the Company swapped the 6.0% fixed rate obligation to a floating rate and paid 5.6%. On December 19, 2002, this swap was cancelled and replaced by a subsequent swap agreement whereby £30.0 million of the convertible bond liability was the subject of a cancelable interest rate swap agreement by which the Company swapped the fixed obligation to pay 6.0% to floating 5.75%. This facility remained in place throughout most of 2003 and 2004. The weighted average floating rate for 2003 was 5.77%, and the floating rate at December 31, 2003 was 6.35%. The weighted average floating rate for 2004 was 6.82%, and the floating rate at December 31, 2004 was 7.14%. The swap is concealable at the option of the bank. This will terminate in June 2005. The Company's management have assessed remaining interest rate exposures and deemed then not to be material. The interest rate and currency profile of the Company's financial assets and liabilities is set out below.

Interest rate and currency profile of financial assets

December 31, 2004

Currency

	Fixed rate financial assets	Weighted average interest rate on fixed financial assets	Weighted average time for which rate is fixed	Floating rate financial assets	Non-interest bearing financial assets	Total financial assets
	£'000%		(months)	£'000	£'000	£'000
Sterling	1,093	5.00	30.0	7,822	4,120	13,035
$U.S.	521	12.00	47.5	4,744	14,903	20,168
Swiss francs	—	—	—	365	590	955
$Canadian	—	—	—	655	1,077	1,732
Euro	—	—	—	966	387	1,353
Swedish Krona	—	—	—	61	—	61

	1,614	7.26	35.6	14,613	21,077	37,304

December 31, 2003

Currency

	Fixed rate financial assets	Weighted average interest rate on fixed financial assets	Weighted average time for which rate is fixed	Floating rate financial assets	Non-interest bearing financial assets	Total financial assets
	£'000%		(months)	£'000	£'000	£'000
Sterling	7,981	4.94	15.2	6,016	2,129	16,126
$U.S	568	12.00	59.5	7,335	18,728	26,631
Swiss francs	—	—	—	192	2	194
$Canadian	—	—	—	821	1,431	2,252
Euro	—	—	—	1,170	64	1,234
Swedish Krona	—	—	—	610	—	610

	8,549	5.41	18.1	16,144	22,354	47,047

        Total financial assets comprise fixed asset investments of £20.1 million (2003: £22.0 million), current asset investments of £1.1 million (2003: £1.0 million), debtors due after more than one year of £0.8 million (2003: £0.8 million) and cash and short-term bank deposits of £15.3 million (2003: £23.2 million).

        Floating rate financial assets bear interest at rates based upon the floating base rate in the country in which the funds are held.

Interest rate and currency profile of financial liabilities

December 31, 2004

Currency

	Fixed rate financial liabilities	Weighted average interest rate on fixed financial liabilities	Weighted average time for which rate is fixed	Floating rate financial liabilities	Non-interest bearing financial liabilities	Weighted average time to maturity	Total financial liabilities
	£'000%		(months)	£'000	£'000	(months)	£'000
Sterling	49,400	6.00	5.5	30,000	11,310	16.0	90,710
$U.S	1,933	8.07	5.6	—	2,954	129.0	4,887
Swiss francs	7,449	6.29	6.6	1,603	—	—	9,052
$Canadian	—	—	—	—	349	96.0	349
Swedish Krona.	—	—	—	50	—	—	50

	58,782	6.10	5.6	31,653	14,613	40.8	105,048

        Financial liabilities comprise total borrowings of £10.9 million (2003: £13.6 million), convertible bonds of £79.4 million (2003: £59.4 million), non-equity Deferred "B' Shares of £11.3 million (2003: £11.3 million) and other creditors of £3.4 million (2003: £3.8 million).

        The effect of the Group's interest rate swap is to classify £30.0 million of the convertible bonds in the above table as a floating rate financial liability. Total financial liabilities does not agree to the total of the balance sheet captions due to the presence of £3,148,000 (2003: £609,000, 2002: £1,023,000) of unamortized issue costs within the value shown on the balance sheet for convertible bonds.

        All floating rate financial liabilities, in both 2004 and 2003, are interest bearing financial liabilities that bear interest at interest rates based on LIBOR, prime and other bank based lending rates in the country in which the liability arises, which are fixed for periods of up to 12 months.

December 31, 2003

Currency

	Fixed rate financial liabilities	Weighted average interest rate on fixed financial liabilities	Weighted average time for which rate is fixed	Floating rate financial liabilities	Non-interest bearing financial liabilities	Weighted average time to maturity	Total financial liabilities
	£'000%		(months)	£'000	£'000	(months)	£'000
Sterling	29,400	6.00	17.5	30,000	11,310	28.0	70,710
$U.S	2,701	7.99	35.7	559	3,070	136.0	6,330
Swiss francs	4,496	3.66	23.0	5,940	—	—	10,436
$Canadian	—	—	—	—	389	120.0	389
Swedish Krona.	235	6.38	26.2	—	—	—	235

	36,832	5.86	19.6	36,499	14,769	52.9	88,100

Credit Risk

        The Company is exposed to credit-related losses in the event of non-performance by third parties to financial instruments. The Company does not expect any third parties to fail to meet their obligations given the policy of selecting only parties with high credit ratings and minimizing its exposure to any one institution.

Fair Values

        The comparison of fair and book values of all the Company's financial instruments as at December 31, 2004 is set out below. Market value, or Directors' valuation if a market value is unavailable, have been used to determine the fair value of fixed and current asset investments. Market values have been used to determine the fair values of the convertible bonds. Market values have been used to determine the fair values of all swaps and foreign currency contracts. The fair value of the non-equity Deferred "B' Shares has been determined at £Nil since in the opinion of the Directors the Deferred "B' Shares will not be converted and will be cancelled. See note 23; Called up share capital, for details of the contingencies that shall determine the issuance of the issuance of the ordinary shares. The fair values of all other items have been calculated by discounting future cash flows at interest rates prevailing at December 31, 2004.

December 31, 2004

	Book values	Fair values
	(in £ thousands)
Financial instruments held or issued to finance the Group's operations
Fixed asset investments	20,104	14,837
Debtors due after more than one year	770	770
Current asset investments	1,093	1,093
Cash at bank and in hand	14,687	14,687
Short-term bank deposits	650	650
Short-term borrowings and current portion of long-term borrowings	(3,876)	(3,876)
Short-term convertible debt	(9,806)	(9,975)
Long-term convertible debt	(69,594)	(75,892)
Other long-term debt	(10,462)	(10,462)
Non-equity Deferred 'B' Shares	(11,310)	—

	(67,744)	(68,168)

Derivative financial instruments held to manage the Group's currency profile
Interest rate swaps	—	(164)
Forward currency contracts	—	2

	—	(162)

December 31, 2003

	Book values	Fair values
	(in £ thousands)
Financial instruments held or issued to finance the Group's operations
Fixed asset investments	22,024	28,745
Debtors due after more than one year	802	802
Current asset investments	981	981
Cash at bank and in hand	3,052	3,052
Short-term bank deposits	20,188	20,188
Short-term borrowings and current portion of long-term borrowings	(4,530)	(4,530)
Long-term convertible debt	(59,400)	(56,218)
Other long-term debt	(12,860)	(12,860)
Non-equity Deferred `B' Shares	(11,310)	(9,030)

	(41,053)	(28,870)

Derivative financial instruments held to manage the Group's currency profile
Interest rate swaps	—	322
Canadian $ currency options	—	—
Euro currency options	—	(21)
Swiss franc currency options	—	12
Swedish Krona currency options	—	59
Forward currency contracts	—	(18)

	—	354

December 31, 2004

	Gains £'000	Losses £'000	Net total £'000
Unrecognized gains and losses at the beginning of the year	393	(39)	354
Gains and losses arising in previous years and recognized in the year	(393)	39	(354)

Gains and losses arising before the beginning of the year and still unrecognized at the end of the year	—	—	—

Unrecognized gains and losses arising in the year	2	(164)	(162)

Total unrecognized gains and losses at the end of the year	2	(164)	(162)

December 31, 2003

	Gains £'000	Losses £'000	Net total £'000
Unrecognized gains and losses at the beginning of the year	598	(98)	500
Gains and losses arising in previous years and recognized in the year	(146)	98	(48)

Gains and losses arising before the beginning of the year and still unrecognized at the end of the year	452	—	452

Unrecognized gains and losses arising in the year	(59)	(39)	(98)

Total unrecognized gains and losses at the end of the year	393	(39)	354

        Unrecognized losses at December 31, 2004 include £0.2 million in relation to the cancelable interest rate swap agreement which expires in June 2005.

Item 12: Description of Securities other than Equity Securities

        Not applicable.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15: Controls and Procedures

        As of December 31, 2004 (the "Evaluation Date"), an evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)). Based on that evaluation, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective at the level of providing reasonable assurance as to the effectiveness of the design and operation of such controls and procedures as of the Evaluation Date. There have been no significant changes during 2004 in the Company's internal control over financial reporting, including any corrective actions with regard to significant deficiencies and material weaknesses, or in other factors that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. In designing and evaluating the Company's disclosure controls and procedures, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and the Company's management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

Item 16A: Audit Committee Financial Expert

        The Board has determined that Mr Alan Bray, Chairman of the Company's Audit Committee, is independent and qualifies as an Audit Committee Financial Expert for the purposes of the Sarbanes-Oxley Act of 2002.

Item 16B: Code of Ethics

        On April 28, 2004 the Company adopted a Code of Business Conduct and Ethics which is applicable to all directors, officers and employees. A copy of the Code is posted on the Company's internet website at www.skyepharma.com.

Item 16C: Principal Accountant Fees and Services

        During 2003 and 2004 the Company (including its overseas subsidiaries) obtained the following services from its auditor for the fees set forth below:

	Year to December 31,
	2003	2004
	(in £ thousands)
Audit fees	326	290
Audit-related fees	145	190
Tax fees	751	687
All other fees	252	1,004

	1,474	2,171

        Audit-related fees include fees paid for assurance and related services, such as the review of the Company's interim report. Tax fees include fees paid for compliance, advisory and planning services. All other fees include fees paid for due diligence, accounting advice and assistance in connection with the preparation of regulatory returns.

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

        All services for which PricewaterhouseCoopers LLP was engaged during the year have been pre-approved.

Item 16D: Exemption from the Listing Standards for Audit Committees

        Not applicable.

Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        None.

PART III

Item 17: Financial Statements

        The Company is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F. See "Item 18: Financial Statements".

Item 18: Financial Statements

        The following financial statements, together with the report thereon, by PricewaterhouseCoopers LLP, are filed as part of this Form 20-F:

Report of Independent Registered Public Accounting Firm	F-1
SkyePharma PLC Consolidated Financial Statements
Consolidated Income Statements for the years ended December 31, 2002, 2003 and 2004	F-2
Consolidated Balance Sheets at December 31, 2003 and 2004	F-3
Consolidated Cash Flow Statements for the years ended December 31, 2002, 2003 and 2004	F-4
Notes to the Consolidated Cash Flow Statements	F-5
Consolidated Statement of Total Recognized Gains and Losses	F-8
Reconciliation of Movement in Shareholders' Funds	F-9
Notes to the Consolidated Financial Statements	F-10

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: June 27, 2005

SKYEPHARMA PLC
(Registrant)

By:	/s/ Donald Nicholson
Name: Donald Nicholson Title: Finance Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of SkyePharma PLC

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, of total recognized gains and losses and of movements in shareholders' funds present fairly, in all material respects, the financial position of SkyePharma PLC and its subsidiaries at December 31, 2004 and December 31, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

        As outlined in Note 1 to the financial statements, during 2004 the Company adopted UITF 38 and UITF 17 (revised) and changed the way it accounts for its employee benefit trust. Where material the prior year comparatives and opening balances have been restated.

PricewaterhouseCoopers LLP
London
United Kingdom

June 27, 2005

SKYEPHARMA PLC

Consolidated Income Statements

	Notes	Before amortization £'000		Amortization £'000		Year to December 31, 2002 £'000		Before exceptional items and amortization £'000		Exceptional items and amortization (note 4) £'000		Year to December 31, 2003 £'000		Before exceptional items and amortization £'000		Exceptional items and amortization (note 4) £000'		Year to December 31, 2004 £'000
Turnover	2	69,573		—		69,573		53,152		—		53,152		62,168		—		62,168
Cost of sales	2	(24,830)		—		(24,830)		(29,786)		—		(29,786)		(31,154)		—		(31,154)

Gross profit		44,743		—		44,743		23,366		—		23,366		31,014		—		31,014
Selling, marketing and distribution expenses		(4,769)		—		(4,769)		(4,348)		—		(4,348)		(1,728)		—		(1,728)
Administration expenses
Amortization		—		(6,506)		(6,506)		—		(6,669)		(6,669)		—		(6,314)		(6,314)
Other administration expenses		(13,686)		—		(13,686)		(17,987)		(9,487)		(27,474)		(12,226)		(4,711)		(16,937)
		(13,686)		(6,506)		(20,192)		(17,987)		(16,156)		(34,143)		(12,226)		(11,025)		(23,251)
Research and development expenses		(29,285)		—		(29,285)		(30,520)		—		(30,520)		(27,961)		—		(27,961)
Other operating income	3	14,219		—		14,219		6,126		—		6,126		1,237		—		1,237

Operating profit/(loss)	5	11,222		(6,506)		4,716		(23,363)		(16,156)		(39,519)		(9,664)		(11,025)		(20,689)
Profit on disposal of investment		—		—		—		—		—		—		—		2,021		2,021
Share of loss in associate		—		—		—		—		—		—		(10)		(6)		(16)

Loss on ordinary activities before interest and taxation		11,222		(6,506)		4,716		(23,363)		(16,156)		(39,519)		(9,674)		(9,010)		(18,684)
Interest receivable		1,081		—		1,081		1,029		—		1,029		758		—		758
Interest payable	7	(4,464)		—		(4,464)		(4,493)		—		(4,493)		(5,784)		(338)		(6,122)

Profit/(loss) on ordinary activities before taxation	2	7,839		(6,506)		1,333		(26,827)		(16,156)		(42,983)		(14,700)		(9,348)		(24,048)
Taxation	8	(224)		—		(224)		(240)		—		(240)		(248)		—		(248)

Retained profit/(loss)		7,615		(6,506)		1,109		(27,067)		(16,156)		(43,223)		(14,948)		(9,348)		(24,296)

Earnings per Ordinary Share	9
Basic		1.3	p	(1.1	p)	0.2	p	(4.4	p)	(2.7	p)	(7.1	p)	(2.4	p)	(1.5	p)	(3.9	p)
Diluted		1.3	p	(1.1	p)	0.2	p	(4.4	p)	(2.7	p)	(7.1	p)	(2.4	p)	(1.5	p)	(3.9	p)

There was no material difference between the profit/(loss) on ordinary activities before taxation and historic cost profit/(loss) before taxation for these periods. All results represent continuing activities.

See Notes to the Financial Statements.

SKYEPHARMA PLC

Consolidated Balance Sheet

	Notes	December 31, 2003 (restated) £'000	December 31, 2004 £'000
Fixed assets
Intangible assets	10	95,096	91,519
Tangible assets	11	42,615	40,628
Investments	12	22,024	20,104

		159,735	152,251

Current assets
Stock	13	1,320	1,531
Debtors	14
Due within one year		14,832	19,093
Due after more than one year		802	770
Investments	15	981	1,093
Cash and short-term bank deposits		23,240	15,337

		41,175	37,824

Creditors: amounts falling due within one year
Convertible bonds due June 2005		—	(9,774)
Deferred income		(12,926)	(14,291)
Other creditors		(26,394)	(24,486)

	16	(39,320)	(48,551)

Net current assets/(liabilities)		1,855	(10,727)

Total assets less current liabilities		161,590	141,524
Creditors: amounts falling due after more than one year
Convertible bonds due May 2024		—	(66,478)
Convertible bonds due June 2005		(58,791)	—
Deferred income		(2,948)	(250)
Other creditors		(12,860)	(10,462)

	17	(74,599)	(77,190)

Provisions for liabilities and charges	19	(2,121)	(711)

Net assets		84,870	63,623

Capital and reserves
Called up share capital	23	63,067	63,440
Share premium account	25	319,223	320,980
Other reserves	25	9,350	9,350
Profit and loss account	25	(306,770)	(330,147)

Shareholders' funds
Attributable to equity interests		73,560	52,313
Attributable to non-equity interests		11,310	11,310

		84,870	63,623

For details of contingent liabilities and commitments, see Notes 21 and 22 to the Financial Statements.
See Notes to the Financial Statements.

SKYEPHARMA PLC

Consolidated Cash Flow Statement

	Notes		Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
Net cash inflow/(outflow) from operating activities	(b	)	1,552	6,615	(10,715)
Returns on investments and servicing of finance
Interest received			943	1,047	747
Interest paid			(3,913)	(4,013)	(5,880)
Interest element of finance lease payments			(130)	(70)	(9)

			(3,100)	(3,036)	(5,142)

Taxation			(224)	(227)	(248)

Capital expenditure and financial investment
Purchase of intangible fixed assets			(3,035)	(2,530)	(1,308)
Purchase of tangible fixed assets			(3,238)	(4,021)	(4,432)
Purchase of fixed asset investments			(6,285)	(5,674)	(2,186)
Disposal of fixed asset investments			—	—	2,650

			(12,558)	(12,225)	(5,276)

Acquisitions	(d	)
Purchase of drug delivery business of Bioglan AB			(3,595)	—	—

Cash outflow before use of liquid resources and financing			(17,925)	(8,873)	(21,381)

Management of liquid resources
Net (increase)/decrease in amounts held on short-term bank deposit			(3,872)	183	19,086

Financing
Issue of Ordinary Share capital			26,168	1,437	261
Issue of warrants			311	39	—
Issue of convertible bonds due May 2024			—	—	20,000
Expenses of convertible bonds issue and exchange			—	—	(3,399)
Debt due within one year:
Inception of new loan			—	770	—
Repayment of loans			(2,992)	—	(1,260)
Debt due beyond one year:
Inception of new loan			—	1,936	—
Repayment of loans			(929)	(286)	(264)
Capital element of hire purchase and finance lease payments			(937)	(1,078)	(223)

			21,621	2,818	15,115

(Decrease)/increase in cash			(176)	(5,872)	12,820

See Notes to the Consolidated Cash Flow Statement.

SKYEPHARMA PLC
Notes to the Consolidated Cash Flow Statement

(a)   Reconciliation of movements in net debt

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
(Decrease)/increase in cash in the year	(176)	(5,872)	12,820
Cash (inflow)/outflow from (increase)/decrease in debt and lease financing	4,858	(1,342)	(14,854)
Cash outflow/(inflow) from increase/(decrease) in liquid resources	3,872	(183)	(19,086)

Change in net debt resulting from cash flows	8,554	(7,397)	(21,120)
Finance leases acquired with subsidiary	(361)	—	—
New finance leases	(91)	(46)	—
Amortization of issue costs on convertible bonds	(415)	(414)	(522)
Write off of issue costs on exchange of convertible bonds	—	—	(338)
Chiron promissory note	(621)	—	—
Translation difference	(1,505)	(24)	(489)

Movement in net debt in the year	5,561	(7,881)	(22,469)
Net debt at beginning of the year	(47,162)	(41,601)	(49,482)

Net debt at end of the year	(41,601)	(49,482)	(71,951)

        Net debt is defined as cash and liquid resources less borrowings.

(b)   Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
Operating profit/(loss)	4,716	(39,519)	(20,689)
Depreciation	6,101	6,294	5,994
Amortization	6,506	6,669	6,314
Decrease/(increase) in stock	1,022	(64)	(211)
(Increase)/decrease in debtors	(21,585)	19,573	(4,207)
Increase/(decrease) in deferred income excluding unrealized gain on contract development	6,339	(126)	(1,203)
(Decrease)/increase in other creditors	(313)	4,734	28
Increase/(decrease) in provisions	133	1,920	(1,410)
Provision for diminution in value of fixed asset investments	—	1,599	3,503
Impairment of intellectual property	—	2,673	—
Impairment of tangible fixed assets	—	1,324	—
Other	(1,367)	1,538	1,166

Net cash inflow/(outflow) from operating activities	1,552	6,615	(10,715)

(c)   Analysis of net debt

	At January 1, 2002 £'000	Cash flow £'000	Acquisitions (excl cash & overdrafts) £'000	Non-cash changes £'000	Exchange movement £'000	At December 31, 2002 £'000
Cash at bank and in hand	9,451	(1,828)	—	—	(229)	7,394
Bank overdraft	(1,618)	1,652	—	—	(34)	—
Short-term bank deposits	17,441	3,872	—	—	(646)	20,667

	25,274	3,696	—	—	(909)	28,061

Debt due within one year	(4,792)	2,992	—	—	(42)	(1,842)
Debt due after one year	(7,961)	929	—	(621)	(470)	(8,123)
Convertible bonds due June 2005	(57,962)	—	—	(415)	—	(58,377)
Hire purchase and finance leases	(1,721)	937	(361)	(91)	(84)	(1,320)

	(72,436)	4,858	(361)	(1,127)	(596)	(69,662)

	(47,162)	8,554	(361)	(1,127)	(1,505)	(41,601)

	At January 1, 2003 £'000	Cash flow £'000	Acquisitions (excl cash & overdrafts) £'000	Non-cash changes £'000	Exchange movement £'000	At December 31, 2003 £'000
Cash at bank and in hand	7,394	(4,666)	—	—	324	3,052
Bank overdraft	—	(1,206)	—	—	8	(1,198)
Short-term bank deposits	20,667	(183)	—	—	(296)	20,188

	28,061	(6,055)	—	—	36	22,042

Debt due within one year	(1,842)	(770)	—	(559)	(1)	(3,172)
Debt due after one year	(8,123)	(1,650)	—	559	19	(9,195)
Convertible bonds due June 2005	(58,377)	—	—	(414)	—	(58,791)
Hire purchase and finance leases	(1,320)	1,078	—	(46)	(78)	(366)

	(69,662)	(1,342)	—	(460)	(60)	(71,524)

	(41,601)	(7,397)	—	(460)	(24)	(49,482)

	At January 1, 2004 £'000	Cash flow £'000	Acquisitions (excl cash & overdrafts) £'000	Non-cash changes £'000	Exchange movement £'000	At December 31, 2004 £'000
Cash at bank and in hand	3,052	11,653	—	—	(18)	14,687
Bank overdraft	(1,198)	1,167	—	—	31	—
Short-term bank deposits	20,188	(19,086)	—	—	(452)	650

	22,042	(6,266)	—	—	(439)	15,337

Debt due within one year	(3,172)	1,260	—	(1,923)	34	(3,801)
Debt due after one year	(9,195)	264	—	1,923	(92)	(7,100)
Convertible bonds due June 2005	(58,791)	—	—	49,017	—	(9,774)
Convertible bonds due May 2024	—	(16,601)	—	(49,877)	—	(66,478)
Hire purchase and finance leases	(366)	223	—	—	8	(135)

	(71,524)	(14,854)	—	(860)	(50)	(87,288)

	(49,482)	(21,120)	—	(860)	(489)	(71,951)

        Cash at bank and in hand and short-term bank deposits are aggregated on the balance sheet. Debt includes bank loans and a secured mortgage. See note 16; Creditors: Amounts Falling Due Within One Year and note 17; Creditors: Amounts Falling Due After More Than One Year.

        Non-cash changes in 2004 relate to the exchange of £49.6 million of convertible bonds due 2005 for bonds due 2024 in the same amount, amortization of the issue costs on the convertible bonds, the write off of unamortized issue costs on the 2005 convertible bonds on exchange for 2024 convertible bonds and transfers between categories. See note 18; Convertible bonds.

(d)   Purchase of subsidiary undertakings and businesses

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
Net liabilities acquired	(375)	—	—
Goodwill	3,970	—	—

Net consideration	3,595	—	—

Satisfied by:
Cash	3,500	—	—
Expenses relating to the transaction	95	—	—

Net cash outflow on purchase of subsidiaries and businesses	3,595	—	—

See Note 28; Acquisitions.

SKYEPHARMA PLC

Consolidated Statement of Total Recognized Gains and Losses

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
Profit/(loss) attributable to shareholders	1,109	(43,223)	(24,296)
Net currency translation effect	903	(175)	(531)
Lapse of warrants	1,096	—	—
Unrealized gain on contract development	—	2,029	130
Unrealized interest receivable	—	—	42

Total recognized gains and losses for the year	3,108	(41,369)	(24,655)

Reconciliation of Movement in Consolidated Shareholders' Funds

	Year to December 31, 2002 (restated) £'000	Year to December 31, 2003 (restated) £'000	Year to December 31, 2004 £'000
Shareholders' funds at the beginning of the year as previously stated	95,145	124,270	84,870
Restatement for UITF Abstract 38; Accounting for ESOP trusts	(552)	(1,028)	—

Shareholders' funds at the beginning of the year as restated	94,593	123,242	84,870
Total recognized gains and losses for the year	3,108	(41,369)	(24,655)
ESOP credit	594	558	1,278
Purchase of own shares for ESOP	(1,070)	(925)	—
Equity shares issued, net of expenses	43,816	2,560	1,869
Exercise of share options, net of expenses	700	765	261
Issue of warrants	311	39	—
Goodwill adjustments on deferred consideration	4,837	—	—
Non equity shares converted to equity shares	(11,310)	—	—
Decrease in shares and warrants to be issued	(5,780)	—	—
Revaluation of shares and warrants to be issued	(4,837)	—	—
Exercise of warrants	(624)	—	—
Lapse of warrants	(1,096)	—	—

Net movement in the year	28,649	(38,372)	(21,247)

Shareholders' funds at the end of the year	123,242	84,870	63,623

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

        During 2004 the Group has implemented UITF Abstract 38; Accounting for ESOP trusts and related amendments to Abstract 17; Employee share schemes. UITF 38 changes the presentation of an entity's own shares held in an ESOP trust from requiring them to be recognized as assets to requiring them to be deducted in arriving at shareholders' funds. UITF 17 (revised) requires that the minimum expense recognized in respect of an award should be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the intrinsic value of the award). The prior year comparatives have been restated for the adoption of UITF Abstract 38. The effect of adoption of UITF 17 is not material.

  Consolidation

        The consolidated financial information includes the financial statements for the Company and its subsidiary undertakings. Intra-Group sales and profits are eliminated fully on consolidation. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to the date of their sale or from their date of acquisition respectively.

  Revenue recognition

        Turnover comprises contract development and licensing, royalty and manufacturing and distribution income. Contract development and licensing income represents amounts invoiced to customers for services rendered under development and licensing agreements, including milestone payments and technology access fees. Contract revenue is recognized when earned and non-refundable and to the extent that there are no future obligations pursuant to the revenue, in accordance with the contract terms. Refundable contract revenue is treated as deferred until such time as it is no longer refundable. Royalty income represents income earned as a percentage of product sales. Advance royalties received are treated as deferred income until earned, at which time they are recognized as income. Manufacturing and distribution revenues principally comprise contract manufacturing fees invoiced to third parties and income from product sales. Sales taxes are excluded from revenue.

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

  Employee share plans

        Incentives in the form of shares are provided to employees under share option and share award schemes. In respect of award schemes the Group provides finance to an employee share ownership trust to purchase company shares on the open market to meet the Group's obligation to provide shares when employees exercise their award. The difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the intrinsic value of the award) is charged, or credited, to the profit and loss account over the periods of service in respect of which the award was granted. The costs of running the employee share ownership trust are charged to the profit and loss account as they accrue.

        Shares held by the employee share ownership trust are deducted from shareholders' funds.

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

  Tangible fixed assets

        Tangible fixed assets are included in the balance sheet at cost less accumulated depreciation. Depreciation is provided on tangible fixed assets at rates calculated to write off the cost, less estimated residual value, of each asset over its expected useful life. The rates and bases are as follows:

Freehold land	not depreciated
Freehold buildings	2%–5% straight line
Short leasehold property	period of lease
Laboratory equipment and machines	10%–33% straight line
Office and other equipment	10%–33% straight line
Motor vehicles	20% straight line
Finance leases	period of lease

  Fixed asset investments – Investments in associates

        Investments in associated undertakings are recorded in the consolidated balance sheet at the Group's share of net assets at acquisition and of their post acquisition retained profits or losses, together with any goodwill arising on the acquisition net of amortization. Goodwill is capitalized and amortized over a period of 20 years or less in line with the Directors' view of its useful economic life.

  Fixed asset investments – Unlisted investments

        Investments that are held for continuing use in the business are classified as fixed asset investments and recorded in the balance sheet at the lower of cost and net realizable value.

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

  Convertible debt

        On issue, convertible debt is stated at the amount of net proceeds after deducting issue costs. On conversion, the amount recognized in shareholders' funds in respect of the shares issued is equal to the carrying value at the date of conversion. Interest costs on convertible debt and any discount on issue are charged to the profit and loss account at a constant rate over the term of the debt.

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

        The Group is completing a project to convert its principal financial reporting from U.K. GAAP to IFRS. The first SkyePharma financial statements prepared under IFRS will be for the interim period ending June 30, 2005.

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

        The tables below present an analysis of turnover, profit/(loss) on ordinary activities before taxation, total assets, long-lived assets and net assets by geographical area together with an analysis of cost of sales, capital expenditure and depreciation and amortization. A breakdown of turnover and cost of sales is also presented based upon the various drug delivery products and services provided.

        As there is only one business segment the totals shown in the following tables represent the total for the segment and the consolidated financial statements.

(a)   Turnover

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
By class of business:
Pharmaceuticals
Contract development and licensing
Milestone payments	47,736	24,196	20,334
Research and development costs recharged	7,705	5,456	6,003
	55,441	29,652	26,337
Royalties receivable	6,751	18,701	25,959
Manufacturing and distribution	7,381	4,799	9,872

	69,573	53,152	62,168

By location of customer:
U.K.	21,000	21,327	15,343
Europe	10,333	18,027	24,875
North America	34,047	10,289	17,195
Rest of the world	4,193	3,509	4,755

	69,573	53,152	62,168

By location of operation:
Europe	34,449	42,503	47,525
North America	35,124	10,649	14,643

	69,573	53,152	62,168

(b)   Cost of sales

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
By class of business:
Pharmaceuticals
Contract development and licensing	(12,649)	(12,085)	(10,735)
Royalties payable	(1,374)	(4,707)	(4,503)
Manufacturing and distribution	(10,807)	(12,994)	(15,916)

	(24,830)	(29,786)	(31,154)

(c)   Profit/(loss) on ordinary activities before taxation

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
By class of business:
Pharmaceuticals	1,333	(42,983)	(24,048)

By location of operation:
U.K.	(7,695)	(5,825)	(7,505)
Europe	7,652	(3,424)	687
North America
Operations	4,759	(30,270)	(11,856)
Associated undertakings	—	—	(10)

Profit/(loss) on ordinary activities before interest and taxation	4,716	(39,519)	(18,684)
Net interest payable	(3,383)	(3,464)	(5,364)

Profit/(loss) on ordinary activities before taxation	1,333	(42,983)	(24,048)

(d)   Total assets and net assets

	Total assets (restated)		Net assets (restated)
	December 31, 2003 £'000	December 31, 2004 £'000	December 31, 2003 £'000	December 31, 2004 £'000
By class of business:
Pharmaceuticals	200,910	190,075	84,870	63,623

By location of operation:
U.K.	52,437	26,355	144,332	124,493
Europe	83,962	91,097	(70,739)	(73,736)
North America
Operations	64,511	58,297	11,277	(1,460)
Associated undertakings	—	14,326	—	14,326

	200,910	190,075	84,870	63,623

(e)   Capital expenditure

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
By class of business:
Pharmaceuticals	4,352	4,392	4,217

(f)    Depreciation and amortization

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
By class of business:
Pharmaceuticals	12,607	12,963	12,314

3      Other operating income

      The Group entered into two transactions with Paul Capital Royalty Acquisition Fund in 2000 and 2002. Under the first of these transactions. Paul Capital provided a total of $30 million between 2000 and 2002, in return for the sale of a portion of the potential future royalty and revenue streams from DepoDur, Xatral OD, Solaraze and DepoCyt. No income was recognized under this agreement during 2004 (2003: £1.1 million, 2002: £9.7 million) since all of the income had been recognized as at December 31, 2003. Royalty payments to Paul Capital of £1.3 million (2003: £1.0 million, 2002: £Nil) have been expensed during the year.

        Under the second transaction Paul Capital provided a further $30 million during 2002 and 2003, in return for the sale of a portion of the potential future royalty and revenue streams from nine products from the Group's drug pipeline. Income of £1.2 million (2003: £5.0 million, 2002: £4.5 million) was recognized as Other operating income under this agreement on a cost to complete basis. Royalty payments to Paul Capital of £1.7 million (2003: £2.2 million, 2002: £0.7 million) have been expensed during the year.

4      Exceptional items

        Exceptional items are categorized as follows:

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
Operating exceptional items:
Restructuring costs	—	(2,673)	(1,208)
Provision for diminution in value of fixed asset investments	—	(1,599)	(3,503)
Impairment of intellectual property	—	(2,673)	—
Impairment of tangible fixed assets	—	(1,324)	—
Settlement of licensing dispute	—	(1,218)	—

	—	(9,487)	(4,711)
Non operating exceptional items:
Profit on disposal of investment	—	—	2,021
Write off unamortized issue costs on exchange of convertible bonds	—	—	(338)

		(9,487)	(3,028)

        Exceptional items include £1.2 million relating to the reorganization of some research and development operations and other business functions commenced during 2003. The reorganization is expected to be completed during 2005 (note 19; Provisions for liabilities and charges). A charge of £3.5 million was recorded for a provision for diminution in value of fixed asset investments (note 12; Fixed asset investments). In addition; £2.0 million relates to the profit on disposal of the Group's investment in Transition Therapeutics (note 12; Fixed asset investments). A further £0.3 million relates to the write off of unamortized issue costs on the 2005 convertible bonds on exchange for 2024 bonds (note 18; Convertible bonds). The exceptional items do not give rise to a taxation charge or credit.

5      Operating profit/(loss)

        Operating profit/(loss) is stated after charging:

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
Depreciation of tangible fixed assets
—owned assets	5,616	5,704	5,549
—assets held under hire purchase and finance leases	485	590	445
Amortization of intangible fixed assets
—amortization of goodwill	3,799	4,072	4,136
—amortization of intellectual property	2,483	2,379	1,980
Amortization of associate goodwill	—	—	6
Research and development expenses
—current year expenditure	29,285	30,520	27,961
—amortization of deferred expenditure	224	218	198
Operating lease rentals
—property rentals	3,336	3,405	3,262
—hire of plant and machinery	434	86	45

Services provided by the Group's auditor and network firms

        It is the Group's policy to employ the auditors on assignments additional to their statutory audit duties where their expertise and experience with the Group are important, principally tax advice and due diligence reporting on acquisitions, or where they are awarded assignments on a competitive basis.

        During the year the Group (including its overseas subsidiaries) obtained the following services from the Group's auditor at costs detailed below:

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
Audit services
—statutory audit	354	326	290
—audit related regulatory reporting	160	145	190
Further assurance services	418	227	1,004
Tax services
—compliance services	86	228	103
—advisory services	595	523	584
Other services not covered above	—	25	—

	1,613	1,474	2,171

        Included in the analysis above are Group audit fees paid to the Group's auditor of £177,000 (2003: £160,000, 2002: £194,000) of which £14,000 (2003: £13,000, 2002: £13,000) was paid in respect of the parent company.

        Also included above are fees paid to the Group's auditor in respect of non-audit services in the U.K. of £1,141,000 (2003: £710,000, 2002: £990,000).

6      Employees

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
Employment costs:
Wages and salaries	(20,614)	(22,511)	(19,234)
Social security costs	(3,091)	(3,441)	(2,940)
Pension costs	(1,525)	(1,769)	(2,049)

	(25,230)	(27,721)	(24,223)

        The average monthly number of persons employed by the Group (excluding Executive Directors) during the year was as follows:

	Year to December 31, 2002 Number	Year to December 31, 2003 Number	Year to December 31, 2004 Number
Pharmaceuticals	492	476	438

Directors' Remuneration

        The tables below set out details of the Directors' emoluments for the years ended December 31, 2002, 2003 and 2004.

Year ended December 31, 2002	Fees and Salary £'000	Benefits £'000	Bonuses £'000	Total £'000
Executive Directors
I R Gowrie-Smith	426	29	144	599
M Ashton	367	55	179	601
D Nicholson	189	10	92	291

	982	94	415	1,491

Non-Executive Directors
Sir M G Beavis	53	—	—	53
R S Harris	51	—	—	51
Dr A N Karabelas	35	—	—	35
Dr K R Mansford	50	—	—	50
W Zeller	61	—	—	61
Dr D R Ebsworth (from April 11, 2002)	21	—	—	21
T Yamamoto (from October 30, 2002)	4	—	—	4

	275	—	—	275

	1,257	94	415	1,766

Year ended December 31, 2003	Fees and Salary £'000	Benefits £'000	Bonuses £'000	Total £'000
Executive Directors
I R Gowrie-Smith	450	19	—	469
M Ashton	396	54	59	509
D Nicholson	220	10	44	274

	1,066	83	103	1,252

Non-Executive Directors
Sir M G Beavis	53	—	—	53
R S Harris	49	—	—	49
Dr A N Karabelas	47	—	—	47
Dr K R Mansford	46	—	—	46
Dr D R Ebsworth	47	—	—	47
T Yamamoto	42	—	—	42
W Zeller (to May 28, 2003)	25	—	—	25

	309	—	—	309

	1,375	83	103	1,561

Year ended December 31, 2004	Fees and Salary £'000	Benefits £'000	Bonuses £'000	Total £'000
Executive Directors
M Ashton	420	48	63	531
D Nicholson	236	10	59	305

	656	58	122	836

Non-Executive Directors
I R Gowrie-Smith *	289	7	—	296
Sir M G Beavis	54	—	—	54
R S Harris	49	—	—	49
Dr A N Karabelas	49	—	—	49
Dr K R Mansford	47	—	—	47
Dr D R Ebsworth	59	—	—	59
T Yamamoto	44	—	—	44
A J Bray (from September 29, 2004)	12	—	—	12

	603	7	—	610

	1,259	65	122	1,446

*
I R Gowrie-Smith was an Executive Director to June 23, 2004.

        Bonuses for Executive Directors exclude the value of Matching Shares which will be provided by the Company at the end of the three year holding period, subject to the satisfaction of certain conditions.

Pensions

        Contributions made to defined contribution pension schemes on behalf of the Executive and Non-Executive Directors are set out below:

Directors	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
I R Gowrie-Smith	53	56	34
M Ashton	46	50	63
D Nicholson	24	28	35

	123	134	132

        Total Directors' emoluments, excluding pension contributions, amounted to £1,445,941 (2003: £1,560,638, 2002: £1,765,768). Pensions paid to I R Gowrie-Smith were paid in his capacity as an Executive Director.

Directors' Interests

        The following tables set out the interests of Directors (including the interests of their immediate families and persons connected with the Directors) as at December 31, 2002, December 31, 2003 and December 31, 2004. All interests are beneficial unless otherwise stated below. Interests in Ordinary Shares include shares acquired by the Executive Directors, other than Matching Shares not yet released, under the Deferred Share Bonus Plan and Share Purchase Plan.

Number of ordinary shares

	December 31, 2002	December 31, 2003	December 31, 2004
I R Gowrie-Smith	25,184,156	8,538,489	6,539,665
M Ashton	179,194	301,420	362,349
D Nicholson	171,381	235,489	281,255
Sir M G Beavis	210,297	210,297	210,297
R S Harris	131,083	131,083	131,083
Dr A N Karabelas	6,667	6,667	6,667
Dr K R Mansford	52,990	67,943	67,943
Dr D R Ebsworth (from April 11, 2002)	8,000	30,000	45,000
T Yamamoto (from October 30, 2002)	—	—	—
A J Bray (from September 29, 2004)	—	—	—
W Zeller (to May 28, 2003)	91,162	—	—

	26,034,930	9,521,388	7,664,259

        In addition to the interests shown above at December 31, 2004, Mr I R Gowrie-Smith had a beneficial interest in 20,000 convertible bonds and Dr A N Karabelas had a beneficial interest in 2,000 American Depository Receipts, all issued by the Company.

Ordinary Options over shares of 10 pence each

Directors	January 1, 2004	Granted	December 31, 2004	Exercise price	Date from which options can be exercised	Expiry date	Performance condition (see note)
I R Gowrie-Smith	1,234,568	—	1,234,568	81.0p	12-06-99	06-23-05	1
	575,539	—	575,539	69.5p	04-19-02	06-23-05	1
	1,008,313	—	1,008,313	80.6p	06-12-04	06-23-05	2
	1,178,022	—	1,178,022	72.3p	04-12-05	10-12-05	2
	1,935,484	—	1,935,484	46.5p	04-07-06	10-07-06	2
M Ashton	639,077	—	639,077	93.0p	03-31-01	03-31-08	1
	871,451	—	871,451	69.5p	04-19-02	04-19-09	1
	868,486	—	868,486	80.6p	06-12-04	06-12-11	2
	1,014,661	—	1,014,661	72.3p	04-12-05	04-12-12	2
	1,703,226	—	1,703,226	46.5p	04-07-06	04-07-13	2
D Nicholson	533,333	—	533,333	75.0p	04-29-99	04-29-06	1
	86,022	—	86,022	93.0p	03-31-01	03-31-08	1
	172,662	—	172,662	69.5p	04-19-02	04-19-09	1
	446,650	—	446,650	80.6p	06-12-04	06-12-11	2
	521,826	—	521,826	72.3p	04-12-05	04-12-12	2
	946,237	—	946,237	46.5p	04-07-06	04-07-13	2

Super Options over shares of 10 pence each

Directors	January 1, 2004	Granted	December 31, 2004	Exercise price	Date from which options can be exercised	Expiry date	Performance condition (see note)
I R Gowrie-Smith	2,385,009	—	2,385,009	56.67p	05-25-04	05-25-09	3
M Ashton	2,044,293	—	2,044,293	56.67p	05-25-04	05-25-09	3
D Nicholson	1,022,147	—	1,022,147	56.67p	05-25-04	05-25-09	3

        Performance condition 1 – Options granted may be exercised only if, over a period of three consecutive years, the shareholder return of the Company exceeds the growth in the FTSE All Share Index over the same period.

        Performance condition 2 – Options granted vest after three years on a scale between 0% and 100% depending on the Company's performance relative to the performance of a comparator group of companies.

        Performance condition 3 – Options granted may be exercised only if, over a period of five consecutive years, the shareholder return of the Company lies within the top quartile growth of the FTSE 250 Share Index over the same period.

        No options were granted to or exercised by any Director during the year.

        Options granted were for nil consideration.

        All options held by and granted to the Executives are subject to the performance conditions and terms of the SkyePharma Executive Share Option Scheme, the European and North American Scheme and the SkyePharma PLC 1999 Share Option Scheme.

  LTIP Awards over shares of 10p each

Directors	Value of shares conditionally awarded during the year * £	Value of shares conditionally awarded during the year as a % of salary	Number of shares conditionally awarded during the year	Date at the end of the holding period when shares may be released
M Ashton	419,760	100%	700,534	May 5, 2007
D Nicholson	235,400	100%	392,857	May 5, 2007

*
Value based on the price of the Company's Ordinary Shares on May 5, 2004 of £0.5992.

        Performance condition – LTIP Awards will only be released if the Company's comparative TSR performance is at the median or above of the Comparator Group at which point 30% of the LTIP Award will be released, with full vesting occurring for upper quartile performance (with straight line vesting between points). In addition, the Company is required to be in profit at the end of the performance period before any LTIP Awards may be released.

        As at December 31, 2004, none of the Directors had any interests in shares of any other Group company. The market value of Ordinary Shares at December 31, 2004 was 65.00 pence. The market value of Ordinary Shares during 2004 ranged from the lowest closing mid-price of 50.00 pence to the highest closing mid-price of 75.25 pence. The holdings of the Directors have not changed since December 31, 2004 except for the following:

  SkyePharma PLC Share Purchase Plan

        As a result of transactions since December 31, 2004 by the SkyePharma PLC International Share Purchase Plan (an Inland Revenue approved all employee share purchase plan), Michael Ashton and Donald Nicholson, Directors of the Company, as trustees of the Plan became the non- beneficial owners of an additional Ordinary Shares of the Company. Of these shares the Directors of the Company have the beneficial interests in Partnership Shares (Ordinary Shares of the Company) set out below as a result of their personal participation in the Plan. In accordance with the rules of the Plan these Directors have been awarded Matching Shares (Ordinary Shares in the Company) on the basis of one Matching Share for each Partnership Share. The beneficial ownership of these Matching Shares will pass to the Directors in three years' time subject to continued employment and the retention of the underlying Partnership Shares.

Directors	Total number of Partnership Shares	Total Number of Matching Shares
M Ashton	1,093	1,093
D Nicholson	1,093	1,093
Date of transaction	Total number of Matching Shares	Share price (acquired/ awarded at)
January 31, 2005	2,444	64.50 pence
February 28, 2005	2,479	59.50 pence
March 31, 2005	2,706	54.50 pence
April 29, 2005	2,468	54.50 pence
June 1, 2005	2,913	54.00 pence

Total Number of Shares acquired (Non-Beneficial Interest)	13,010

  SkyePharma PLC Deferred Share Bonus Plan

        In February 2005 the Remuneration Committee approved bonuses relating to the year 2004 of £62,964 and £58,850 for Michael Ashton and Donald Nicholson respectively, of which 100% of the net bonus was invested in Company shares, the "Executive Shares". The pre-tax bonus was used to calculate the number of associated "Matching Shares" granted. In addition, the qualifying conditions for the grant of Matching Shares made on January 28, 2002 were satisfied resulting in the release of Matching Shares on January 28, 2005. All the Directors determined to pay the tax due on the release from their personal resources and retain 100% of the Matching Shares released. LTIP awards were made on June 3, 2005 to Michael Ashton (816,024) and Donald Nicholson (463,630) at a share price of 53.92 pence.

The following table sets out the grant and release of awards under the DSB since December 31, 2004.

Directors	Date of grant	Date of release
IR Gowrie-Smith	—	January 28, 2005
Number of Executive Shares	—	—
Number of Matching Shares	—	81,373
M Ashton	February 2, 2005	January 28, 2005
Number of Executive Shares	57,520	—
Number of Matching Shares	97,492	87,832
D Nicholson	February 2, 2005	January 28, 2005
Number of Executive Shares	53,762	—
Number of Matching Shares	91,122	53,231

        Performance condition – Matching Shares granted on February 2, 2005 will only be released if the Company's comparative TSR performance is at the median or above of the Comparator Group. In addition, the Company is required to be in profit at the end of the performance period before any Matching Shares may be released.

        The share price at which Executive Shares were purchased and Matching Shares awarded was 64.5833 pence. The share price on the release of Matching Shares on January 28, 2005 was 64.25 pence (value of Matching Shares, £52,282 for IR Gowrie-Smith, £56,432 (M Ashton) and £34,201 (D Nicholson)).

7      Interest Payable

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
Interest payable on bank loans, overdrafts and other loans:
Repayable within five years, not by instalments	(88)	(93)	(179)
Repayable within five years, by instalments	(112)	(365)	(527)
Repayable wholly or partly in more than five years	(373)	(26)	—
Finance leases	(130)	(70)	(9)
Interest on convertible bonds	(3,761)	(3,939)	(5,069)
Write off unamortized issue costs on exchange of convertible bonds	—	—	(338)

	(4,464)	(4,493)	(6,122)

8      Taxation

        Profit/(loss) on ordinary activities before taxation, as shown in the consolidated income statements, is analyzed between its component parts as follows:

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
U.K.	146	(821)	177
Overseas	1,187	(42,162)	(24,225)

	1,333	(42,983)	(24,048)

        Taxation charge based on profit/(loss) for the year:

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
Overseas taxation	(224)	(240)	(248)

        Overseas taxation relates principally to withholding tax paid on remittance of royalties to Switzerland which is not recoverable.

        There was no deferred tax component in the tax charge for the years presented.

        The Group has estimated total tax losses available to be set off against future taxable profits of £271.1 million (December 31, 2003: £211.3 million, December 31, 2002: £178.9 million). These losses arise primarily in Switzerland and the U.S. Of the £271.1 million of losses carried forward, £19.7 million expire in 2005, £76.7 million expire between 2006 and 2008, £172.4 million expire from 2009 onwards and £2.3 million of losses may be carried forward indefinitely.

        The above charges reconcile with the applicable U.K. statutory corporation tax rate as follows:

	Year to December 31, 2002%	Year to December 31, 2003%	Year to December 31, 2004%
Statutory U.K. Corporation tax rate	30.0	30.0	30.0
Tax rate differences	18.2	5.9	17.2
Permanent differences	19.1	(1.2)	(8.2)
Tax losses not recognized as deferred tax assets	(23.6)	(22.1)	(40.0)
Other items not recognized as deferred tax assets	(26.9)	(13.2)	—

Effective tax rate	16.8	(0.6)	(1.0)

9      Earnings per Ordinary Share

	Year to December 31, 2002 £'000		Year to December 31, 2003 £'000		Year to December 31, 2004 £'000
Attributable profit/(loss) before exceptional items and amortization	7,615		(27,067)		(14,948)
Exceptional items	—		(9,487)		(3,028)
Amortization	(6,506)		(6,669)		(6,320)

Basic and diluted attributable profit/(loss)	1,109		(43,223)		(24,296)

	Number '000		Number '000		Number '000
Basic weighted average number of shares in issue	577,018		609,855		615,203
Dilution for potential Ordinary Shares	20,077		—		—

Diluted weighted average number of shares in issue	597,095		609,855		615,203

Earnings per Ordinary Share before exceptional items and amortization	1.3p		(4.4p	)	(2.4p	)
Exceptional items	—		(1.6p	)	(0.5p	)
Amortization	(1.1p	)	(1.1p	)	(1.0p	)

Basic earnings per Ordinary Share	0.2p		(7.1p	)	(3.9p	)
Diluted earnings per Ordinary Share	0.2p		(7.1p	)	(3.9p	)

        In 2003 and 2004 there was no difference between basic and diluted earnings per Ordinary Share since in a loss making year all potential Ordinary Shares are anti-dilutive. For diluted earnings per Ordinary Share in 2002, the weighted average number of Ordinary Shares in issue is adjusted to assume conversion of all dilutive potential Ordinary Shares. Shares held by the SkyePharma PLC General Employee Benefit Trust have been excluded from the weighted average number of shares.

10      Intangible Fixed Assets

	Goodwill £'000	Intellectual property £'000	Development costs £'000	Total £'000
Cost
At January 1, 2003	80,017	34,560	1,778	116,355
Exchange adjustments	—	(1,085)	(66)	(1,151)
Additions	2,713	2,652	—	5,365

At December 31, 2003	82,730	36,127	1,712	120,569
Exchange adjustments	—	(89)	(19)	(108)
Additions	—	2,928	—	2,928

At December 31, 2004	82,730	38,966	1,693	123,389

Amortization
At January 1, 2003	9,953	5,539	848	16,340
Exchange adjustments	—	(155)	(54)	(209)
Charge for the year	4,072	2,379	218	6,669
Impairment (note 4)	—	2,673	—	2,673

At December 31, 2003	14,025	10,436	1,012	25,473
Exchange adjustments	—	109	(26)	83
Charge for the year	4,136	1,980	198	6,314

At December 31, 2004	18,161	12,525	1,184	31,870

Net book value at December 31, 2003	68,705	25,691	700	95,096

Net book value at December 31, 2004	64,569	26,441	509	91,519

        The deferred consideration of 3,690,211 SkyePharma Ordinary Shares issued to the former RTP shareholders during 2003 has been recorded within goodwill.

        The £2.2 million ($3.5 million) paid to Enzon for access to its PEG modification technology during 2003 has been recorded within intellectual property.

        Intellectual property includes £1.2 million following a restructuring of the arrangements with RDF existing at the time of the DepoTech acquisition in 1999 (see note 23; Called up share capital).

11      Tangible Fixed Assets

	Land and buildings £'000	Laboratory equipment and machines £'000	Assets in the course of construction £'000	Office and other equipment £'000	Motor vehicles £'000	Total £'000
Cost
At January 1, 2003	30,112	32,853	1,947	3,363	359	68,634
Exchange adjustments	753	458	100	(17)	3	1,297
Additions	445	1,684	1,846	371	46	4,392
Transfers	91	705	(925)	129	—	—
Disposals	(501)	(93)	—	(59)	(116)	(769)

At December 31, 2003	30,900	35,607	2,968	3,787	292	73,554
Exchange adjustments	(10)	118	(118)	(34)	2	(42)
Additions	460	2,928	561	235	33	4,217
Transfers	637	1,838	(2,529)	54	—	—
Disposals	(156)	(177)	—	(165)	(63)	(561)

At December 31, 2004	31,831	40,314	882	3,877	264	77,168

Depreciation
At January 1, 2003	7,256	13,147	—	2,561	166	23,130
Exchange adjustments	276	563	—	(314)	—	525
Charge for the year	2,035	3,725	—	486	48	6,294
Disposals	(158)	(80)	—	(10)	(86)	(334)
Impairment (note 4)	—	1,286	—	38	—	1,324

At December 31, 2003	9,409	18,641	—	2,761	128	30,939
Exchange adjustments	(4)	(28)	—	20	4	(8)
Charge for the year	1,950	3,573	—	430	41	5,994
Disposals	(121)	(103)	—	(157)	(4)	(385)

At December 31, 2004	11,234	22,083	—	3,054	169	36,540

Net book value at December 31, 2003	21,491	16,966	2,968	1,026	164	42,615

Net book value at December 31, 2004	20,597	18,231	882	823	95	40,628

        Land and buildings, at net book value, is as follows:

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
Freehold property	19,499	19,297	19,137
Short leaseholds	3,357	2,194	1,460

	22,856	21,491	20,597

        Included in freehold property is an amount of £5,075,000 (December 31, 2003: £5,016,000, December 31, 2002: £4,903,000) in respect of land which is not depreciated.

        Tangible fixed assets include cost of £4,156,000 (December 31, 2003: £4,553,000, December 31, 2002: £4,240,000) and accumulated depreciation of £2,845,000 (December 31, 2003: £2,542,000, December 31, 2002: £1,856,000) in respect of assets held under finance leases and hire purchase contracts.

12      Fixed Asset Investments

	Investments in associates £'000	Unlisted investments £'000	Total £'000
At January 1, 2003	—	18,874	18,874
Exchange adjustments	—	(87)	(87)
Additions	—	4,836	4,836
Write down (note 4)	—	(1,599)	(1,599)

At December 31, 2003	—	22,024	22,024
Reclassification of associate	14,217	(14,217)	—
Additions	125	2,103	2,228
Disposals	—	(629)	(629)
Share of loss in associate and amortization of associate goodwill	(16)	—	(16)
Provision for diminution in value (note 4)	—	(3,503)	(3,503)

At December 31, 2004	14,326	5,778	20,104

        Shares held by the ESOP trust have been reclassified from fixed asset investments in own shares to reserves in accordance with UITF 38. The restatement has resulted in a reduction of the opening balance as at January 1, 2003 of £1,028,000.

  Associates

  Astralis Limited

        Astralis Limited is an emerging biotechnology company based and incorporated in the U.S., and engaged primarily in the research and development of novel treatments for immune system disorders and skin diseases. The company is currently developing two products. Its primary product, Psoraxine™, is an innovative vaccine under development for the treatment of psoriasis. The company's second product is for the treatment of leishmaniasis.

        In January 2004 SkyePharma converted all of its 2 million series A convertible preferred shares into 25 million common shares, 12.5 million of these being held in escrow. The resulting holding represented approximately 35.7% of the common shares. The investment was not regarded as an associated undertaking as the Directors concluded that the Group did not exert significant influence.

        In December 2004 SkyePharma signed conditional stock purchase and assignment agreements with two former Astralis Directors to acquire 11,160,000 common shares and appoint a further two Directors representing SkyePharma to the Astralis Board. The Group also acquired 33,900 common shares of Astralis for approximately £12,000. As at December 31, 2004 the total SkyePharma holding was 25,233,900 common shares and 20,000 warrants, representing approximately 34.5% of the common shares. As a result of these events the investment has been treated as an associated undertaking from December 2004. Goodwill of £13.7 million arose on the acquisition as shown in note 28; Acquisitions. SkyePharma's share of the loss of Astralis for the period was £10,000 and the amortization of the associate goodwill was £6,000. Astralis is audited by a firm other than PricewaterhouseCoopers LLP.

        In March 2005 Astralis announced that the phase II study of its product Psoraxine did not meet the primary study endpoint upon completion of the treatment phase of the study. The Company is currently working with Astralis to investigate and resolve the possible reasons for the result. Pending the outcome of these investigations the Directors have no basis to believe that the underlying value of the business has been affected.

        In March 2005 SkyePharma acquired the 11,160,000 common shares from two former Astralis Directors.

  Unlisted investments

  Micap plc

        Micap plc is a U.K. science-based technology company traded on the Alternative Investment Market. As at December 31, 2004 the total SkyePharma holding was 5,238,334 ordinary shares and 1,830,000 convertible shares, representing approximately 18.2% of the ordinary share capital. The ordinary shares and convertible shares are recorded at a cost of £2.1 million.

  Transition Therapeutics Inc

        In May 2004 SkyePharma disposed of its investment in Transition Therapeutics for £2.6 million, resulting in a profit on disposal of £2.0 million (note 4; Exceptional items).

  Vectura Group plc

        Vectura is a U.K. emerging pharmaceutical company traded on the Alternative Investment Market from July 2004. Vectura is developing a range of inhaled drugs for the treatment of lung diseases and conditions where delivery via the lungs can provide significant benefits, such as rapid onset of action, improved efficacy and improved tolerability compared with current therapies.

        During the year the Group acquired 3.2 million ordinary shares, representing approximately 3.0% of the ordinary share capital. The ordinary shares are recorded at a cost of £2.0 million.

  Vital Living Inc

        Vital Living primarily develops and markets evidence-based nutriceuticals. These are developed for incorporation by physicians into a standard physician/patient program, supported by a specially designed compliance regimen. Vital Living is based in the U.S.

        During the year the Group received 687,629 Vital Living common shares with a value of £42,000 ($80,000) in lieu of interest due on the 12% senior secured convertible notes. The shares do not represent qualifying consideration and have therefore been recorded in the statement of total recognized gains and losses. As at December 31, 2004 the total SkyePharma holding was 14,892,177 common shares, 1 million series D convertible preferred shares, $1 million 12% senior secured convertible notes due 2008 and 1 million warrants expiring 2008, representing approximately 15.0% of the common shares. A provision for diminution in value of £3.5 million has been made such that the investment was recorded at £1.7 million as at December 31, 2004 based on the year end share price.

  Cade Struktur Corp.

        Cade Struktur was formerly a drug delivery company engaged in research and development and worldwide commercialization of pharmaceutical formulations. The current business is the development, financing and completion of industrial and infrastructure projects in Europe.

        As at December 31, 2004, the total SkyePharma holding of Cade Struktur, a Canadian company, was 869,086 shares, representing approximately 10.1% of the ordinary share capital. The shares were originally acquired consequent upon the acquisition of the assets of Hyal Pharmaceutical Corp. SkyePharma has not attributed a value to these shares and they have been recorded at zero cost.

13      Stock

	December 31, 2003 £'000	December 31, 2004 £'000
Raw materials and consumables	981	1,216
Work in progress	266	221
Finished goods	73	94

	1,320	1,531

        The replacement cost of stock is not materially different from original cost.

14      Debtors

	December 31, 2003 £'000	December 31, 2004 £'000
Trade debtors	2,036	3,486
Royalties receivable	764	9,820
Prepayments and accrued income	9,485	2,592
Interest receivable	396	407
Other Debtors
Due within one year	2,151	2,788
Due after more than one year	802	770

	15,634	19,863

        Trade debtors includes allowance for doubtful accounts amounting to £Nil (December 31, 2003: £Nil, December 31, 2002: £Nil).

15      Current Asset Investments

        Current asset investments comprise 5% convertible loan notes due at par in June 2007. The notes were received from GeneMedix plc in 2002 as an initial payment under an agreement to jointly develop an extended release formulation of Interferon alpha-2b using SkyePharma's DepoFoam technology. The notes are convertible at any time, at SkyePharma's option, into between approximately 8.3 million and 11.2 million GeneMedix ordinary shares. There are no restrictions or a lock-up period on conversion of the notes. GeneMedix can elect to redeem in cash some or all of the notes on conversion. The notes have been recorded at the lower of cost and net realizable value assuming conversion.

16      Creditors: Amounts Falling Due Within One Year

	December 31, 2003 £'000	December 31, 2004 £'000
Bank overdrafts	1,198	—
Bank loans	2,342	3,526
Current portion of secured mortgage (note 17)	271	275
Convertible bonds due June 2005	—	9,774
Chiron promissory note	559	—
Obligations under hire purchase and finance leases	160	75
Trade creditors	5,915	6,740
Corporation tax	3	3
Other taxation and social security costs	1,628	1,195
Deferred income	12,926	14,291
Royalties payable	3,708	668
Accrued convertible bond interest	1,891	1,315
Accruals	8,719	10,689

	39,320	48,551

        At December 31, 2004 the Group had an overdraft facility of £1.4 million (CHF 3 million) with the Basellandschaftliche Kantonalbank secured on the assets of Jago.

        At December 31, 2004 bank loans include two amounts due to the Basellandschaftliche Kantonalbank of £0.9 million (CHF 2 million) and £0.7 million (CHF 1.5 million). Both loans are renewable annually and bear interest at 6.5% and 6.0% respectively. Both loans are secured on the assets of Jago and the £0.7 million (CHF 1.5 million) loan is guaranteed by SkyePharma PLC.

        The Group had a loan as at December 31 2004 with GE Capital Corp of £1.9 million ($3.7 million). The loan is secured by certain assets of SkyePharma Inc, SkyePharma US Inc and SkyePharma PLC. The loan bears interest at 8.0% and is repayable by instalments until between June 2005 and September 2007.

17   Creditors: Amounts Falling Due After More Than One Year

	December 31, 2003 £'000	December 31, 2004 £'000
Bank loans	1,923	—
Secured mortgage	7,272	7,100
Convertible bonds due June 2005	58,791	—
Convertible bonds due May 2024	—	66,478
Obligations under hire purchase and finance leases	206	60
Deferred income	2,948	250
Accruals	3,459	3,302

	74,599	77,190

Bank and other loans are repayable as follows:
Between one and two years	1,171	275
Between two and three years	1,247	275
Between three and four years	318	275
Between four and five years	271	275
After five years	6,188	6,000

	9,195	7,100

Obligations under hire purchase and finance leases are repayable as follows:
Between one and two years	91	40
Between two and three years	96	20
Between three and four years	19	—

	206	60

        At December 31, 2004 the Group had a property mortgage facility with the Basellandschaftliche Kantonalbank of £7.4 million (CHF 16.1 million) of which £0.3 million (CHF 0.6 million) is shown within current liabilities. The mortgage is in two tranches, both secured by the assets of Jago. The first tranche of £3.0 million (CHF 6.6 million) bears interest at 2.75% and is repayable by instalments over 21 years semi-annually. The second tranche of £4.4 million (CHF 9.5 million) bears interest at 2.75% and is repayable by instalments over 51 years.

        Obligations under hire purchase and finance leases are secured upon the assets to which they relate and as at December 31, 2004 £0.1 million (SKR 0.9 million) is guaranteed by SkyePharma PLC.

18   Convertible Bonds

        In 2000, the Company issued £59.4 million 6% convertible bonds due June 2005. The bonds are convertible at the option of the holder into Ordinary Shares at a conversion price of 83 pence.

        In April 2004, the Group issued £20 million 6% convertible bonds, with a first right of conversion after five years by the holder of the bonds, and a final maturity of May 2024. The bonds are convertible at the option of the holder into Ordinary Shares at a conversion price of £1.00.

        In July 2004 the group exchanged £49.6 million of the convertible bonds due 2005 for bonds due 2024 in the same amount, leaving £9.8 million 2005 bonds outstanding. No gain or loss arose on the exchange, however unamortized issue costs of £0.3 million were written off (note 4; Exceptional items). In September 2004 the £49.6 million 2024 convertible bonds were consolidated to form a single series with the £20 million 2024 bonds issued in May 2004.

        As a result of these transactions there are £69.6 million convertible bonds due May 2024 issued by SkyePharma (Jersey) Limited and £9.8 million convertible bonds due June 2005 issued by the Company outstanding as at December 31, 2004.

19   Provisions for Liabilities and Charges

	Restructuring £'000	Pension £'000	National Insurance £'000	Total £'000
At January 1, 2002	—	51	17	68
Exchange adjustments	—	22	—	22
Charge in the year	—	128	—	128
Utilized	—	—	(17)	(17)

At January 1, 2003	—	201	—	201
Exchange adjustments	(23)	30	—	7
Charge in the year	2,673	54	7	2,734
Utilized	(821)	—	—	(821)

At December 31, 2003	1,829	285	7	2,121
Exchange adjustments	(23)	6	(1)	(18)
Charge in the year	1,208	125	7	1,340
Utilized	(2,732)	—	—	(2,732)

At December 31, 2004	282	416	13	711

  Restructuring provision

        The restructuring provision relates to the reorganization of research and development operations and other business functions involving reductions in staff at most sites (note 4; Exceptional items). The remaining provision of approximately £0.3 million is expected to be fully utilized in 2005.

  Pension provision

        The pension provision relates to the retirement commitments under a defined benefit scheme for SkyePharma Production SAS employees (note 27: Pension Arrangements).

  National Insurance provision

        A balance sheet provision of £13,000 (December 31, 2003: £7,000, December 31, 2002: £Nil) has been recognized in accordance with UITF 25; National Insurance contributions on share option gains.

20   Deferred Taxation

	Full Potential
	At December 31, 2003 £'000	At December 31, 2004 £'000
Accelerated capital allowances	8,655	5,680
Other timing differences	8,485	5,772
U.K. tax benefits from losses carried forward	2,063	689
Overseas tax benefits from losses carried forward	36,607	48,974

Potential deferred tax asset	55,810	61,115

        No deferred tax asset is recognized, given the uncertainty of the recoverability of the Group's tax losses carried forward.

21   Contingent Liabilities and Guarantees

        At December 31, 2004 the Company had provided guarantees on various bank borrowings of its subsidiaries as set out in Note 16; Creditors: Amounts Falling Due Within One Year and Note 17; Creditors: Amounts Falling Due After More Than One Year.

        In common with most business enterprises, Group companies are subject to a number of claims from third parties, the outcome of which cannot at present be determined but which are not considered to be material in the context of these Financial Statements. Provision has been made in these Financial Statements for any liabilities which are expected to materialize from such claims.

22   Commitments

	December 31, 2003 £'000	December 31, 2004 £'000
Commitments under operating leases to pay rentals for the next year
Operating leases on land and buildings which expire:
In one year or less	—	583
In two to five years	583	—
In five years or more	2,832	2,454

	3,415	3,037

Other operating leases which expire:
In one year or less	7	3
In two to five years	38	32

	45	35

        In addition the Group has committed to undertake certain clinical trials on behalf of its partners under development and licensing agreements. The group is committed to make certain payments to third parties contingent upon future events such as the approval and launch of products.

23   Called Up Share Capital

Equity share capital

	December 31, 2003 Number of shares	December 31, 2004 Number of shares	December 31, 2003 £'000	December 31, 2004 £'000
Authorized
Ordinary Shares of 10p each	1,102,000,000	1,102,000,000	110,200	110,200

	Ordinary Shares of 10p each Number	Nominal value £'000
Allotted, called up and fully paid
At January 1, 2002	560,023,339	56,002
Exercise of "B" Warrants	2,051,607	205
Exercise of share options	1,323,853	133
Issue of shares in respect of RTP Pharma Inc.	8,059,268	806
Issue of shares to Kowa Company Limited	30,000,000	3,000
Conversion of Deferred "A" Shares	12,000,000	1,200

At December 31, 2002	613,458,067	61,346
Exercise of share options	1,521,662	152
Issue of shares in respect of RTP Pharma Inc.	3,690,211	369

At December 31, 2003	618,669,940	61,867
Exercise of share options	478,803	48
Issue of shares to Research Development Foundation (RDF)	3,250,000	325

At December 31, 2004	622,398,743	62,240

        During the year the group issued 3,250,000 Ordinary Shares to RDF at 57.5 pence as a result of a restructuring of the arrangements with RDF existing at the time of the DepoTech acquisition in 1999.

        The cash consideration received on the issue of Ordinary Shares on the exercise of share options during the year amounted to £261,000 (2003: £1,437,000, 2002: £26,168,000).

Non-equity share capital

	Deferred "B" Shares of 10p each Number	Nominal value £'000
Authorized and called up
At January 1, 2004 and December 31, 2004	12,000,000	1,200

        In July 2000, 12 million Deferred "A" and 12 million Deferred "B" Shares were issued to Dr Gonella, the vendor of Jago, under a Settlement Agreement that established the full and final settlement of the deferred consideration payable on the acquisition of Jago. The holders of Deferred "A" and "B" Shares have no rights to participate in the profits of the Company, no voting rights and on a winding up or other return of capital only receive the nominal value of their shares if the holders of Ordinary Shares in the capital of the Company have received the sum of £1 million per Ordinary Share and, as such, are classified as non-equity shares.

        Under the terms of the Settlement Agreement, following the U.S. launch and first commercial sale of Paxil CR by GlaxoSmithKline in 2002, the 12 million Deferred "A" Shares were automatically converted into 12 million Ordinary Shares.

        The 12 million Deferred "B" Shares automatically convert to 12 million Ordinary Shares on the Company's receipt of a royalty statement under the current License Agreement stating that reported sales of Paxil CR have exceeded $1,000 million during any calendar period prior to January 1, 2006 or exceeded $337 million between January 1, 2006 and May 3, 2006. In the event that this condition is not satisfied prior to May 3, 2006, the Deferred "B" Shares will not be converted and will be cancelled. The vendor will not be entitled to any other nor additional compensation. In the opinion of the Directors this condition will not be satisfied and the Deferred "B" Shares will not be converted and will be cancelled.

        The Deferred "A" and "B" Shares were issued on July 20, 2000 when the price of an Ordinary Share was 94.25 pence. The difference between the nominal value of the Deferred "B" Shares and their fair value, taken to be 94.25 pence, at issue has been recorded as non-equity share premium. See Note 25; Reserves.

Warrants

        The Company has the following warrants outstanding:

(a)   "D" and "E" Warrants

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

(b)   "F" Warrants

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

(c)   Other Warrants

        Warrants were issued in December 1999 as part of the acquisition of DepoTech and entitle the holders to subscribe for 371,353 Ordinary Shares at any time during the period beginning December 31, 1999 and ending on February 25, 2005 at an exercise price of $1.142 (59.5 pence) per Ordinary Share. All of these warrants lapsed unexercised on February 25, 2005.

  Share Schemes

        The group encourages employee participation in its shares through ownership and continues to operate various incentive schemes whereby Directors and employees are able to acquire shares in the Company.

  Option Schemes

        Options granted to U.K. and European employees are only exercisable between the third and tenth anniversary of the date of grant, and are subject to the Company's Code of Conduct for dealing in Shares, and the Model Code. Options granted to U.S. employees prior to 2001 vest at 25% per annum from the date of grant and there were no performance criteria. U.K. and European options granted prior to 2001 may only be exercised if the growth in the Company's share price over a consecutive three-year period exceeds the growth over the same period in the FTSE All Share Index. This condition was satisfied for the first time in March 2000. Employees with options that are within their exercise period are now able to exercise those options within any one-year period from the date the performance condition is satisfied. Super Options are exercisable after five years and are subject to higher performance conditions in accordance with those recommended by the Association of British Insurers.

        Following changes to the option plans approved at the Annual General Meeting in June 2001, options granted to Directors and senior employees since that date are subject to performance conditions linked to the total shareholder return of a comparator group of companies, and are not subject to retesting. Options granted to other U.S. employees continue to vest at 25% per annum with no performance criteria, and other European employees who are not Directors or senior employees can exercise their options after three years and are not subject to performance conditions.

        It is the intention of the Group that no further option grants will be made under any of the option plans.

        The following table summarizes the activity in share options for the years to December 31, 2003 and December 31, 2004:

	Share Options	Option Price
At January 1, 2003	40,456,933	44.8p – 93.0p
Granted	16,153,237	46.5p – 62.0p
Exercised	(1,521,662)	44.8p – 66.5p
Cancelled or expired	(2,743,290)	44.8p – 91.3p

At December 31, 2003	52,345,218	44.8p – 93.0p
Exercised	(478,803)	44.8p – 66.5p
Cancelled or expired	(3,883,170)	46.5p – 91.3p

At December 31, 2004	47,983,245	44.8p – 93.0p

        The market value of Ordinary Shares as at December 31, 2004 was 65.5 pence (December 31, 2003: 75.25 pence, December 31, 2002: 41.5 pence). The market value of Ordinary Shares during 2004 ranged from the lowest closing mid-price of 50.0 pence to the highest closing mid-price of 75.25 pence per share.

        At December 31, 2004, 2003 and 2002, the following Ordinary Shares were under option to employees or former employees of the Group:

Normal Expiry Date	Option Price for each Ordinary Share of 10p	Number of Options over Ordinary Shares of 10p December 31, 2002	Number of Options over Ordinary Shares of 10p December 31, 2003	Number of Options over Ordinary Shares of 10p December 31, 2004
04-29-06	75.0p	1,427,676	1,427,676	1,427,676
05-28-06	92.0p	417,255	417,255	417,255
12-06-06	81.0p	1,234,568	1,234,568	1,234,568
04-07-07	66.5p	646,281	631,318	571,213
01-28-08	51.0p	124,073	124,073	124,073
03-31-08	93.0p	796,362	796,362	796,362
10-05-08	44.8p	1,464,612	627,770	547,278
04-19-09	69.5p	3,232,813	3,207,840	2,974,170
05-25-09	56.7p	8,421,310	7,797,226	7,576,726
09-07-09	56.9p	238,066	191,066	191,066
06-06-10	91.3p	1,036,268	848,480	718,480
11-03-10	81.7p	1,853,441	1,595,526	1,387,588
06-12-11	80.6p	6,602,439	6,092,141	5,170,378
10-31-11	55.6p	1,318,008	1,194,924	1,160,955
12-24-11	55.1p	552,514	552,514	—
04-12-12	72.3p	9,147,254	8,359,909	7,577,352
05-24-12	78.6p	515,653	515,653	515,653
09-25-12	51.7p	1,428,340	1,226,189	1,190,130
04-07-13	46.5p	—	15,142,062	14,159,656
09-26-13	62.0p	—	362,666	242,666

		40,456,933	52,345,218	47,983,245

  Long Term Incentive Plan

        Under the rules of this plan, Directors and senior employees receive conditional rights to acquire Ordinary Shares in the Company, at the prevailing market rates at time of grant. Eligible employees are awarded rights to acquire a maximum number of shares at the beginning of a three year period, a proportion of which they will be entitled to receive at the end of that period depending on the extent to which the challenging performance conditions set by the Remuneration Committee at the time the allocation is made are satisfied. At December 31, 2004 eligible employees hold rights over Ordinary Shares which may result in the issue of shares of 2,794,037 and 798,232 on May 5, 2007 and September 20, 2007.

  International Share Purchase Plan

        All employees are eligible to participate in the International Share Purchase Plan whereby employees buy shares in the Company. These shares are called Partnership Shares and are held in trust on behalf of the employee. For every Partnership Share bought by the employee the Company will give the employee one share free of charge (Matching Shares). The employees have to take their shares out of the plan on leaving the Company and will not be entitled to the Matching Shares if they leave within three years of buying the Partnership Shares. As at December 31, 2004 289,560 Ordinary Shares have been issued by the Company to the trust at par value. The market value of these Ordinary Shares at December 31, 2004 was approximately £188,000.

24   Shares and Warrants to be issued

£'000
At December 31, 2003 and 2004	—

(a)   Krypton

        The deferred consideration on the acquisition of Krypton provides that a maximum of 37.5 million Ordinary Shares would be issued contingent on a change in control of the Company at a share price of not less than 80 pence compounded at an annual rate of 10% (£1.89 as at December 31, 2004), or satisfaction of various conditions and hurdles which lapsed on December 31, 2003. No provision for deferred consideration has been recognized as at December 31, 2004.

(b)   Paul Capital Royalty Acquisition Fund

        In March 2002 the Group announced a second transaction with Paul Capital Royalty Acquisition Fund under which SkyePharma would issue Ordinary Shares up to a value of $7.5 million if royalties and milestones received by SkyePharma in respect of those products included in the transaction were not in excess of minimum annual payments required to be made to Paul Capital. During 2004 the royalties received by SkyePharma were substantially in excess of the minimum payments required to be made to Paul Capital, consequently the company has not recognized a provision.

25   Reserves

	Equity share premium account £'000	Non-equity share premium account £'000	Other reserves £'000	Profit and loss account (restated) £'000
At January 1, 2002	267,137	20,220	10,720	(272,503)
Exchange adjustments	—	—	—	903
On issue of shares and warrants	37,366	(10,110)	311	—
On exercise of share options	567	—	—	—
On exercise of warrants	1,239	—	(624)	—
On lapse of warrants	—	—	(1,096)	1,096
Goodwill adjustments on deferred consideration	—	—	—	4,837
ESOP credit	—	—	—	594
Purchase of own shares for ESOP	—	—	—	(1,070)
Profit for the year	—	—	—	1,109

At December 31, 2002	306,309	10,110	9,311	(265,034)
Exchange adjustments	—	—	—	(175)
On issue of shares and warrants	2,191	—	39	—
On exercise of share options	613	—	—	—
ESOP credit	—	—	—	558
Purchase of own shares for ESOP	—	—	—	(925)
Loss for the year	—	—	—	(43,223)
Unrealized gain on contract development	—	—	—	2,029

At December 31, 2003	309,113	10,110	9,350	(306,770)
Exchange adjustments	—	—	—	(531)
On issue of shares to RDF	1,544	—	—	—
On exercise of share options	213	—	—	—
ESOP credit	—	—	—	1,278
Loss for the year	—	—	—	(24,296)
Unrealized gain on contract development	—	—	—	130
Unrealized interest receivable	—	—	—	42

At December 31, 2004	310,870	10,110	9,350	(330,147)

        Other reserves are non distributable and relate to a merger reserve on acquisition and a warrant reserve on the issue of the "D", "E" and "F" Warrants.

        As at December 31, 2004 the cumulative amount of goodwill eliminated against reserves was £147,632,000 (2003: £147,632,000; 2002: £147,632,000).

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

  Foreign currency risk

        All of the Group's operations are based overseas in Continental Europe and North America giving rise to exposures to changes in foreign exchange rates notably the Swiss Franc, Euro and U.S. Dollar. To minimize the impact of any fluctuations, the Group's policy has historically been to maintain natural hedges by relating the structure of borrowings to the trading cash flows that generate them. Where subsidiaries are funded centrally, this is achieved by the use of long-term loans, the exchange differences on which are taken to reserves. Where it was not possible to use natural hedges, currency options, accrual forward options and forward currency contracts are used. The Group has used these financial instruments during the year to minimize the currency exposure on operational transactions.

  Interest rate risk

        The Group borrows at fixed and floating rates of interest as deemed appropriate for its circumstances. Where necessary the Group uses several interest rate swaps to achieve the desired interest rate profile including a cancellable fixed to floating rate interest rate swap on £30 million of the 6% convertible bond liability. The interest rate profile of the Group's financial assets and liabilities is set out in Notes (a) and (b) respectively.

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

(a)   Interest rate and currency profile of financial assets

December 31, 2004

	Fixed rate financial assets £'000	Weighted average interest rate on fixed rate financial assets %	Weighted average time for which rate is fixed (months)	Floating rate financial assets £'000	Non-interest bearing financial assets £'000	Total financial assets £'000
Currency
Sterling	1,093	5.00	30.0	7,822	4,120	13,035
$U.S.	521	12.00	47.5	4,744	14,903	20,168
Swiss francs	—	—	—	365	590	955
$Canadian	—	—	—	655	1,077	1,732
Euro	—	—	—	966	387	1,353
Swedish Krona	—	—	—	61	—	61

	1,614	7.26	35.6	14,613	21,077	37,304

        Total financial assets comprise fixed asset investments of £20.1 million (2003: £22.0 million, 2002: £18.9 million), current asset investments of £1.1 million (2003: £1.0 million, 2002: £2.0 million), debtors due after more than one year of £0.8 million (2003: £0.8 million, 2002: £Nil) and cash and short-term bank deposits of £15.3 million (2003: £23.2 million, 2002: £28.1 million).

        Floating rate financial assets bear interest at rates based upon the floating base rate in the country in which the funds are held.

December 31, 2003

	Fixed rate financial assets £'000	Weighted average interest rate on fixed rate financial assets %	Weighted average time for which rate is fixed (months)	Floating rate financial assets £'000	Non-interest bearing financial assets £'000	Total financial assets £'000
Currency
Sterling	7,981	4.94	15.2	6,016	2,129	16,126
$U.S.	568	12.00	59.5	7,335	18,728	26,631
Swiss francs	—	—	—	192	2	194
$Canadian	—	—	—	821	1,431	2,252
Euro	—	—	—	1,170	64	1,234
Swedish Krona	—	—	—	610	—	610

	8,549	5.41	18.1	16,144	22,354	47,047

(b)   Interest rate and currency profile of financial liabilities

        The interest rate risk profile of the Group's financial liabilities after taking into account the interest rate and currency swaps used to manage the interest and currency profile was:

December 31, 2004

	Fixed rate financial liabilities £'000	Weighted average interest rate on fixed rate financial liabilities %	Weighted average time for which rate is fixed (months)	Floating rate financial liabilities £'000	Non- interest bearing financial liabilities £'000	Weighted average time to maturity (months)	Total financial liabilities £'000
Currency
Sterling	49,400	6.00	5.5	30,000	11,310	16.0	90,710
$U.S.	1,933	8.07	5.6	—	2,954	129.0	4,887
Swiss francs	7,449	6.29	6.6	1,603	—	—	9,052
$Canadian	—	—	—	—	349	96.0	349
Swedish Krona	—	—	—	50	—	—	50

	58,782	6.10	5.6	31,653	14,613	40.8	105,048

        Financial liabilities comprise total borrowings of £10.9 million (2003: £13.6 million, 2002: £10.0 million), convertible bonds of £79.4 million (2003: £59.4 million, 2002: £59.4 million),

non-equity Deferred "B" Shares of £11.3 million (2003: £11.3 million, 2002: £11.3 million) and other creditors of £3.4 million (2003: £3.8 million, 2002: £4.6 million).

        The effect of the Group's interest rate swap is to classify £30.0 million of the convertible bonds in the above table as a floating rate financial liability. Total financial liabilities does not agree to the total of the balance sheet captions due to the presence of £3,148,000 (2003: £609,000, 2002: £1,023,000) of unamortized issue costs within the value shown on the balance sheet for convertible bonds.

        All floating rate financial liabilities, in both 2004 and 2003, are interest bearing financial liabilities that bear interest at interest rates based on LIBOR, prime and other bank based lending rates in the country in which the liability arises, which are fixed for periods of up to 12 months.

December 31, 2003

	Fixed rate financial liabilities £'000	Weighted average interest rate on fixed rate financial liabilities %	Weighted average time for which rate is fixed (months)	Floating rate financial liabilities £'000	Non- interest bearing financial liabilities £'000	Weighted average time to maturity (months)	Total financial liabilities £'000
Currency
Sterling	29,400	6.00	17.5	30,000	11,310	28.0	70,710
$U.S.	2,701	7.99	35.7	559	3,070	136.0	6,330
Swiss francs	4,496	3.66	23.0	5,940	—	—	10,436
$Canadian	—	—	—	—	389	120.0	389
Swedish Krona	235	6.38	26.2	—	—	—	235

	36,832	5.86	19.6	36,499	14,769	52.9	88,100

(c)   Maturity of financial liabilities

	December 31, 2003 £'000	December 31, 2004 £'000	December 31, 2004 Fixed rate financial liabilities £'000	December 31, 2004 Floating rate financial liabilities £'000	December 31, 2004 Non-interest bearing financial liabilities £'000
Within one year	4,530	13,682	12,029	1,653	—
Between one and two years	60,662	11,625	315	—	11,310
Between two and three years	12,653	295	295	—	—
Between three and four years	337	275	275	—	—
Between four and five years	271	69,869	39,869	30,000	—
Beyond five years	9,647	9,302	5,999	—	3,303

	88,100	105,048	58,782	31,653	14,613

(d)   Borrowing facilities

        As at December 31, 2004 the Group had the following Swiss franc undrawn committed borrowing facilities available.

	December 31, 2003 £'000	December 31, 2004 £'000
Expiring within one year	158	1,374

(e)   Fair values

        The comparison of fair and book values of all the Group's financial instruments as at December 31, 2004 is set out below. Market value or Directors' valuation if a market value is unavailable, have been used to determine the fair value of fixed and current asset investments. Market values have been used to determine the fair values of the convertible bonds. Market values have been used to determine the fair values of all swaps and foreign currency contracts. The fair value of the non-equity Deferred "B" Shares has been determined at £Nil since in the opinion of the Directors the Deferred "B" Shares will not be converted and will be cancelled. See note 23; Called up share capital, for details of the contingencies that shall determine the issuance of the Ordinary Shares. The fair values of all other items have been calculated by discounting future cash flows at interest rates prevailing at December 31, 2004.

December 31, 2004

	Book values £'000	Fair values £'000
Financial instruments held or issued to finance the Group's operations
Fixed asset investments	20,104	14,837
Debtors due after more than one year	770	770
Current asset investments	1,093	1,093
Cash at bank and in hand	14,687	14,687
Short-term bank deposits	650	650
Short-term borrowings and current portion of long-term borrowings	(3,876)	(3,876)
Short-term convertible debt	(9,806)	(9,975)
Long-term convertible debt	(69,594)	(75,892)
Other long-term debt	(10,462)	(10,462)
Non-equity Deferred "B" Shares	(11,310)	—

	(67,744)	(68,168)

Derivative financial instruments held to manage the Group's currency profile
Interest rate swaps	—	(164)
Forward currency contracts	—	2

	—	(162)

December 31, 2003

	Book values £'000	Fair values £'000
Financial instruments held or issued to finance the Group's operations
Fixed asset investments	22,024	28,745
Debtors due after more than one year	802	802
Current asset investments	981	981
Cash at bank and in hand	3,052	3,052
Short-term bank deposits	20,188	20,188
Short-term borrowings and current portion of long-term borrowings	(4,530)	(4,530)
Long-term convertible debt	(59,400)	(56,218)
Other long-term debt	(12,860)	(12,860)
Non-equity Deferred "B" Shares	(11,310)	(9,030)

	(41,053)	(28,870)

Derivative financial instruments held to manage the Group's currency profile
Interest rate swaps	—	322
Canadian $ currency options	—	—
Euro currency options	—	(21)
Swiss franc currency options	—	12
Swedish Krona currency options	—	59
Forward currency contracts	—	(18)

	—	354

(f)    Currency exposures

        The following analysis shows the net monetary assets and liabilities of Group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the income statements in both 2004 and 2003.

December 31, 2004

	Net foreign currency monetary assets/(liabilities)
Functional currency of Operating Company	Sterling £'000	$U.S. £'000	Euro £'000	Swiss francs £'000	$Canadian £'000	Swedish Krona £'000	Total £'000
Sterling	—	778	161	1	655	—	1,595
$U.S.	(19,020)	—	206	—	1,346	—	(17,468)
Euro	(205)	6	—	5,713	244	—	5,758
Swiss francs	1,618	(2,297)	27	—	(2,774)	(425)	(3,851)
$Canadian	(577)	(1,521)	(244)	—	—	—	(2,342)
Swedish Krona	(4,741)	(356)	—	—	—	—	(5,097)

	(22,925)	(3,390)	150	5,714	(529)	(425)	(21,405)

December 31, 2003

	Net foreign currency monetary assets/(liabilities)
Functional currency of Operating Company	Sterling £'000	$U.S. £'000	Euro £'000	Swiss francs £'000	$ Canadian £'000	Swedish Krona £'000	Total £'000
Sterling	—	3,796	847	—	6	—	4,649
$U.S.	(3,579)	—	(65)	—	—	—	(3,644)
Euro	245	(17)	—	2,622	—	—	2,850
Swiss francs	10,280	2,419	(220)	—	—	(5)	12,474
$Canadian	1,038	(1,391)	(71)	—	—	—	(424)
Swedish Krona	(2,568)	(54)	—	—	—	—	(2,622)

	5,416	4,753	491	2,622	6	(5)	13,283

(g)   Hedging

        As explained above, the Group's policy is to hedge interest rate exposures through the use of interest rate swaps and currency exposures through the use of currency options, accrual forward options and forward currency contracts.

        The table below shows the extent to which the Group has off-balance sheet (unrecognized) gains and losses in respect of hedges at the beginning and end of the year:

December 31, 2004

	Gains £'000	Losses £'000	Net total £'000
Unrecognized gains and losses at the beginning of the year	393	(39)	354
Gains and loses arising in previous years and recognized in the year	(393)	39	(354)
Gains and losses arising before the beginning of the year and still unrecognized at the end of the year	—	—	—
Unrecognized gains and losses arising in the year	2	(164)	(162)

Total unrecognized gains and losses at the end of the year	2	(164)	(162)

        At December 31, 2004, the Group had an unrecognized gain of approximately £2,000 arising from a Swedish Krona swap of SKR 7.2 million.

        The Group had an unrecognized loss at December 31, 2004 of approximately £164,000 relating to a cancellable interest rate swap agreement which expires in June 2005.

December 31, 2003

	Gains £'000	Losses £'000	Net total £'000
Unrecognized gains and losses at the beginning of the year	598	(98)	500
Gains and loses arising in previous years and recognized in the year	(146)	98	(48)
Gains and losses arising before the beginning of the year and still unrecognized at the end of the year	452	—	452
Unrecognized gains and losses arising in the year	(59)	(39)	(98)

Total unrecognized gains and losses at the end of the year	393	(39)	354

27   Pension Arrangements

        The Group operates various defined contribution plans for its employees in the U.K., Switzerland and U.S. The Group's contributions to these plans are charged to the profit and loss account in the period to which they relate, and the assets are held in separate trustee administered funds. The charge for the year amounted to £1,924,000 (2003: £1,715,000, 2002: £1,397,000).

        The Group operates an unfunded defined benefit scheme in respect of its employees in France based on the national collective agreement of the pharmaceutical industry, and a provision of £416,000 (2003: £285,000) is included in Note 19; Provisions for liabilities and charges in respect of these obligations. The charge for the year was £125,000 (2003: £54,000, 2002: £128,000). The scheme was amended in 2003 due to the introduction of the Fillon Law in France. The consequent increase in past service costs is being amortized over the remaining average expected active life of the employees.

        Under the transitional provisions of FRS17; Retirement Benefits certain disclosures for the defined benefit scheme in France are required as follows:

        As at December 31, 2004 a valuation was performed by professionally qualified actuaries, Société de Prospective Actuariat et Conseil, on the present value of the accrued liabilities calculated under the projected unit method.

        The principal assumptions made by the actuaries were:

	2002 % per annum	2003 % per annum	2004 % per annum
Inflation rate	1.75	1.75	1.75
Rate of increase in salaries	2.75	2.75	2.75
Discount rate	5.25	5.25	4.75

Analysis of amounts charged to the profit and loss account in respect of the defined benefit scheme under FRS 17

	2002 £'000	2003 £'000	2004 £'000
Current service cost	24	18	34
Past service cost	—	—	14
Interest on pension scheme liabilities	21	22	29

Total charge to the profit and loss account	45	40	77

Movement in deficit during the year

	2002 £'000	2003 £'000	2004 £'000
Opening deficit	382	382	603
Exchange adjustment	25	31	8
Current service cost	24	18	34
Contributions	(9)	—	(26)
Interest on pension scheme liabilities	21	22	29
Unrecognized past service cost	—	183	—
Actuarial (gain)/loss recognized in the statement of total recognized gains and losses	(61)	(33)	45

Closing deficit	382	603	693

Amounts recorded in the statement of total recognized gains and losses under FRS17

	2002	2003	2004
Experience (gains)/losses arising on scheme liabilities (£'000)	(17)	(24)	5
Percentage of scheme liabilities (%)	4	6	1
Changes in assumption relating to the present value of scheme liabilities (£'000)	(44)	(9)	40
Percentage of scheme liabilities (%)	12	2	6
Total actuarial (gain)/loss (£'000)	(61)	(33)	45
Percentage of scheme liabilities (%)	16	8	7

Provision under FRS17

	2002 (restated) £'000	2003 (restated) £'000	2004 £'000
Pension liability under SSAP 24; Accounting for pension costs	201	285	416
Unrecognized past service cost	19	183	169
Other unrecognized costs	162	135	108

Pension liability under FRS 17	382	603	693

Profit and loss reserve under FRS17

	2002 (restated) £'000	2003 (restated) £'000	2004 £'000
Profit and loss reserve per balance sheet	(265,034)	(306,770)	(330,147)
Pension liability under FRS 17	(382)	(603)	(693)
Pension liability under SSAP 24	201	285	416

Profit and loss reserve under FRS 17	(265,215)	(307,088)	(330,424)

Net assets under FRS17

	2002 (restated) £'000	2003 (restated) £'000	2004 £'000
Net assets per balance sheet	123,242	84,870	63,623
Pension liability under FRS 17	(382)	(603)	(693)
Pension liability under SSAP 24	201	285	416

Net assets under FRS 17	123,061	84,552	63,346

28   Acquisitions

(a)   Astralis Limited

        On December 29, 2004 SkyePharma signed conditional stock purchase and assignment agreements with two former Astralis Directors to acquire 11,160,000 common shares and appoint a further two Directors representing SkyePharma to the Astralis Board. As at December 29, 2004 the total SkyePharma holding was 25,233,900 common shares and 20,000 warrants, representing approximately 34.5% of the common shares. The investment has been treated as an associated undertaking from December 29, 2004. As of December 29, 2004 SkyePharma began to exert significant influence and therefore the equity method of accounting has been adopted from that date. Goodwill of £13.7 million arose on the acquisition. By consideration of the likely commercial life of the Astralis technology, the Directors have determined that a suitable period over which to amortize the goodwill is 20 years. See note 12; Fixed asset investments.

	Book values at December 29, 2004 £'000	Accounting policy alignment £'000	Provisional fair values at December 29, 2004 £'000
Fixed assets
Intangible assets	61	—	61
Tangible assets	112	—	112
Investments	14	—	14

	187	—	187

Current assets
Stock	29	—	29
Debtors	37	521	558
Cash and short-term bank deposits	1,204	—	1,204

	1,270	521	1,791
Creditors: amounts falling due within one year
Other creditors	(207)	—	(207)

Net current assets	1,063	521	1,584
Net assets	1,250	521	1,771

Capital and reserves
Share capital	27,138	—	27,138
Profit and loss account	(25,888)	521	(25,367)

Shareholders' funds	1,250	521	1,771

Consideration			14,342
Share of net assets at fair value (34.5%)			(611)

Goodwill			13,731

        The accounting policy alignment to the net assets of Astralis of £521,000 relates to an amount recorded as an expense by Astralis which would have been recorded as a prepayment according to SkyePharma's accounting policies.

        During the period December 29 to 31, 2004 SkyePharma's share of the loss of Astralis was £10,000.

        The loss of Astralis for the financial year was £10,939,000 (2003: £3,089,000).

(b)   Drug delivery business of Bioglan AB

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

29   Related party transactions

        At the end of December 1998, Ian Gowrie-Smith (through a family-owned trust) acquired a 51% interest in 10 East 63rd Street Inc., the company which owns 10 East 63rd Street, a property in New York. In December 2002 Mr Gowrie-Smith acquired a further 49% interest. SkyePharma PLC has been in occupation of approximately half of that property since January 1997, subject to tenancy agreements based upon independent valuation. In August 2003 the company took occupation of the entire building under an eight-year tenancy agreement, at which time the annual rent was increased from $420,000 per annum to $720,000 per annum until August 2008, and $942,500 per annum from August 2008 to August 2011. A portion of these premises is currently sub-let by the Group.

30   Subsequent events

        In April 2005 SkyePharma entered into an amendment agreement with GlaxoSmithKline (GSK) in respect of Paxil CR. Under the terms of the amendment agreement, GSK made a one-time payment of approximately $10 million. In addition, SkyePharma will also be entitled to an increase in the royalty rate from 3% to 4% on actual net sales of Paxil CR, with effect from March 2005. As GSK has been unable to supply Paxil CR in the U.S. since March 2005, GSK has also agreed to pay SkyePharma the same level of royalty on GSK's budgeted sales of Paxil CR from March 2005 while the product remains off the market subject to other terms of the agreement. Approximately £5.0 million has been recorded as royalty income in 2004.

        On May 31, 2005 the Group announced that it had signed agreements for a private placement of £20 million 8% convertible bonds, with a first put after five years by the holder of the bonds, and a final maturity of May 2025. The bonds were issued on June 3, 2005. The bonds are convertible at the option of the holder into SkyePharma Ordinary Shares at a conversion price of 81 pence at any time prior to maturity. Unless previously redeemed or converted, the bonds will be redeemed by the Group at their principal amount in May 2025. The two convertible bonds existing at December 31, 2004, due in June 2005 and May 2024, are not affected by this transaction.

        On June 19, 2005 the £9.8 million convertible bonds due June 2005 were redeemed in full by the Company at their principal amount.

31   Principal subsidiary undertakings

Company	Country of incorporation	% held of nominal value and voting rights	Principal activities
SkyePharma Canada Inc.*	Canada	100%	Research and development
SkyePharma Production SAS *	France	100%	Manufacturing of pharmaceuticals
SkyePharma (Jersey) Limited *	Jersey	100%	Issue of bonds
Krypton Limited	Gibraltar	100%	Exploitation of intellectual property
SkyePharma AB *	Sweden	100%	Research and development
Jago Holding AG	Switzerland	100%	Holding company
Jagotec AG	Switzerland	100%	Exploitation of intellectual property
SkyePharma AG	Switzerland	100%	Research and development
SkyePharma Holding AG *	Switzerland	100%	Holding company
SkyePharma Holding Inc. *	U.S.	100%	Holding company
SkyePharma Inc.	U.S.	100%	Development of pharmaceuticals
SkyePharma US Inc.	U.S.	100%	Development of pharmaceuticals and licensing

*
Directly held by the Company.

32   Summary of Material Differences between U.K. and U.S. GAAP

        The financial statements of the Group are prepared in accordance with generally accepted accounting principles in the U.K. (U.K. GAAP) which differs in certain respects from those applicable in the U.S. (U.S. GAAP). Such differences include methods for measuring and presenting the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.

I.      Reconciliation of profit/(loss) and shareholders' funds

        The tables below summarize the material adjustments to the profit/(loss) and shareholders' funds which would be required if U.S. GAAP had been applied instead of U.K. GAAP for the applicable years.

	Note 32.I	Year to December 31, 2002 (restated) £'000	Year to December 31, 2003 (restated) £'000	Year to December 31, 2004 £'000
Profit/(loss) profit under U.K. GAAP		1,109	(43,223)	(24,296)
U.S. GAAP adjustments:
Purchase accounting and goodwill
Amortization of goodwill and other intangibles	1a,c,d,e	3,399	3,664	3,744
Depreciation of tangible fixed assets	1b	518	823	985
Write-off of acquired in-process research and development	1c	(4,646)	—	—
Deferred taxes	1f	401	(139)	(54)
Share-based compensation	4	(181)	(751)	(1,006)
Revenue recognition	5	(26,987)	13,386	13,052
Sale of royalty interests
Revenue recognition	6	(14,219)	(6,126)	(1,237)
Interest expense	6	(5,850)	(9,609)	(8,694)
Royalty payments expensed	6	664	3,144	2,977
Financial instruments	7	531	(146)	(516)
Investments	9	—	1,893	—
Share of loss in associate	10	(4,725)	(1,554)	(3,809)
Expenses of convertible bond exchange	11	—	—	(1,913)

Net loss under U.S. GAAP		(49,986)	(38,638)	(20,767)

Net loss per Ordinary Share under U.S. GAAP (pence)	14	(8.7p )	(6.3p )	(3.4p )

Net loss under U.S. GAAP as previously stated		(45,261)	(37,084)
Share of loss in associate	10	(4,725)	(1,554)
Effect of change in accounting principle regarding ESOTs and employee share schemes		—	—

Net loss under U.S. GAAP as restated		(49,986)	(38,638)

Net loss per Ordinary Share under U.S. GAAP (pence) as previously stated		(7.8p )	(6.1p )
Share of loss in associate	10	(0.9p )	(0.2p )
Effect of change in accounting principle regarding ESOTs and employee share schemes		—	—

Net loss per Ordinary Share under U.S. GAAP (pence) as restated	14	(8.7p )	(6.3p )

	Note 32. I	December 31, 2003 (restated) £'000	December 31, 2004 £'000
Shareholders' funds under U.K. GAAP		84,870	63,623
U.S. GAAP adjustments:
Purchase accounting and goodwill
Goodwill	1a,c,d,e	85,226	89,362
Other intangible fixed assets	1a,c	4,378	3,997
Tangible fixed assets	1b	(7,946)	(6,974)
Deferred taxes	1f	(1,578)	(1,632)
Contingent consideration charged to goodwill reserve	1d	22,620	22,620
Shares and warrants to be issued, deferred shares and shares issued	2	(11,310)	(11,310)
Shares issued relating to contingent consideration	3	(11,310)	(11,310)
Share-based compensation	4	(1,461)	—
Deferred revenue	5	(10,887)	411
Funding liabilities	6	(51,224)	(50,363)
Financial instruments	7	354	(162)
Fixed asset investments	9	—	(543)
Fixed asset investments – Investments in associates	10	(7,298)	(11,107)
Convertible debt	11	—	(1,913)

Shareholders' funds under U.S. GAAP		94,434	84,699

Shareholders' funds under U.S. GAAP as previously stated		101,732
Fixed asset investments – Investments in associates	10	(7,298)
Effect of change in accounting principle regarding ESOTs and employee share schemes		—

Shareholders' funds under U.S. GAAP as restated		94,434

  Revised accounting for ESOTs and employee share schemes in 2004

        Under U.K. GAAP, the Group adopted UITF Abstract 38; Accounting for ESOP trusts for the 2004 financial statements as explained in note 1; Accounting policies. As a result, shares in SkyePharma PLC held by the Group's employee share ownership trusts (ESOTs) have been reclassified from fixed asset investments and are now treated as a deduction from shareholders' funds until such time as the shares in the trust vest unconditionally in employees. In addition, revisions to UITF Abstract 17; Employee share schemes have changed the basis on which the costs of employee share schemes are charged to the profit and loss account. Under U.K. GAAP the prior year comparatives have been restated for the adoption of UITF 38, the revisions to UITF 17 were not material.

        Under U.S. GAAP, own shares held are shown as a deduction from shareholders' funds. The change in U.K. GAAP as described above eliminates the material GAAP difference in the way that the ESOT is accounted for between U.K. and U.S. GAAP. The summary of adjustments between U.K. and U.S. GAAP has been restated to reflect the restated U.K. GAAP figures. The change in U.K. GAAP does not give rise to a taxation charge or credit or a change in net loss per Ordinary Share.

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

        Goodwill as of December 31, 2003 and 2004 is presented net of accumulated amortization of £30,097,000 and £34,233,000 respectively.

        Other intangible fixed assets as of December 31, 2003 and 2004 are presented net of accumulated amortization of £859,000 and £1,271,000 respectively.

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

        Tangible fixed assets as of December 31, 2003 and 2004 are presented net of accumulated amortization of £4,981,000 and £5,335,000 respectively.

  (c)   In-process research and development costs

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

        Acquired in-process research and development of £4,646,000 in 2002 represents the fair value of Bioglan AB's efforts to develop the technologies described in note 28; Acquisitions. In May 2002 the group acquired the drug delivery business of Bioglan AB for £3.6 million in cash and the assumption of £0.4 million of net liabilities. For U.S. GAAP purposes, the Group valued acquired in-process research and development with no alternative future use at £5.1 million, which created negative goodwill of £1.1 million that was allocated among non-current assets acquired including acquired research and development. Accordingly, the fair value of tangible fixed assets acquired in the amount of £0.7 million was reduced to £nil and £4.6 million of in-process research and development was expensed in the period of acquisition. The Group has determined the fair values of the acquired in-process research and development, which rely on information available at the acquisition date and assumptions as to future operations as of that date.

  (d)   Contingent consideration charged to goodwill

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

  (e)   Measurement of purchase consideration

        The Company effected its acquisition of Krypton in 1996 through the exchange of shares and warrants and recorded the consideration at the estimated fair value of the shares and warrants.

        Under U.K. GAAP, the fair value of the shares and warrants issued for the acquisition was estimated by reference to the price that the Company's shares were issued for on the same day under a rights issue and public placing. U.S. GAAP requires that the fair value of shares and warrants issued to effect a business combination be based on the market price for a reasonable period before and after the date the terms of the acquisition were agreed to and announced. The effect of this difference was to increase the value measurement of purchase consideration by £11,942,000 which was fully allocated to acquired in-process research and development and wrote off to income in 1996 with an offsetting adjustment to share premium on acquisition. As a result, the impact of this adjustment in net equity was £nil and at December 31, 2003 and 2004 it represents an increase of £11,942,000 in retained losses and an increase in share premium by the same amount.

  (f)    Deferred taxes

        Under U.K. GAAP no deferred taxation has been recorded. Under U.S. GAAP deferred taxation associated with certain purchase accounting differences has been recorded.

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

        Under U.S. GAAP the Company has adopted Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (FAS 123). In accordance with the provisions of FAS 123, the Company has elected to continue to apply the recognition principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations ("APB 25") in accounting for its option plans and other share based plans. For awards under the Company's option plans where the exercise price of the option equals the market price of the shares on the date of grant and the number of options granted is known (fixed plan), no compensation expense is recognized. For awards under the Company's variable option plans, an estimate of compensation expense is made when it is probable that the relevant performance targets will be achieved. Compensation cost under these plans is measured based on the market value of the shares at the date the number of options to ultimately be awarded is known less the exercise price of the option. Periodic charges to expense are made for the difference between the market price and the exercise price when it is probable that the performance criteria will be met. A compensation expense of £1,006,000 (2003: £751,000, 2002: £181,000) has been recognized under APB 25 in relation to those options where it is considered probable that the performance criteria will be met.

        Had the Company elected to recognize compensation expense based upon the fair value at the grant date for awards under stock option plans consistent with the methodology prescribed by FAS 123, the Company's U.S. GAAP net loss would have been increased by £3,737,000, £3,736,000 and £3,138,000 in the years ended December 31, 2004, 2003 and 2002, respectively. Earnings per share would have been reduced by 0.6p, 0.6p, and 0.5p, per share in the years ended December 31, 2004, 2003 and 2002, respectively. These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. The Company did not grant any stock options during 2004. The fair value of options granted during 2003 and 2002 was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the year ended December 31, 2003: dividend yield nil% (2002: 0.0%); expected volatility 55.4% (2002: 55.0%); risk-free interest rate 4.3% (2002: 5.1%); and expected option term 7 years (2002: 7 years). The weighted average fair value of options granted during the year ended December 31, 2003 for which the exercise price equals the market price on the grant date was 47.5p (2002: 43.0p). No options were granted for which the exercise price was below or exceeded the market price.

        At December 31, 2004 there were 47,983,245 outstanding options with a weighted average option price of 62.9 pence (2003: 52,345,218 and 63.1 pence, 2002: 40,456,933 and 69.4 pence).

During the year ended December 31, 2004 no options were granted and 3,883,170 options were cancelled or expired at a weighed average option price of 67.0 pence. During the year ended December 31, 2003 16,153,237 options were granted at a weighted average option price of 46.9 pence and 2,743,290 options were cancelled or expired at a weighed average option price of 67.6 pence. During the year ended December 31, 2002 11,234,887 options were granted at a weighted average option price of 70.0 pence and 4,178,216 options were cancelled or expired at a weighted average option price of 69.5 pence.

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

(5)   Revenue recognition

        Under U.K. GAAP contract revenue is recognized when it is earned and non-refundable and to the extent that there are no future obligations pursuant to the revenue, in accordance with the contract terms. Refundable contract revenue is treated as deferred until such time as it is no longer refundable. Under U.S. GAAP, SAB 104 requires deferral and amortization of up-front licensing fees where there is a continuing involvement with the licensed asset through the provision of research and development services, manufacturing services or other similar activities even if the fee is non-refundable. As a result, under U.S. GAAP certain non-refundable up-front payments have been deferred over the development period of the contract term on certain agreements.

        Deferred revenue reflects the amount of revenue not currently eligible for recognition under U.S. GAAP as well as the reversal of £7.1 million (£8.8 million as of December 31, 2003) deferred income under U.K. GAAP related to the sale of royalty interests, which is treated as debt under U.S. GAAP.

(6)   Sale of royalty interests

        Under U.K. GAAP payments received from a third party in return for the sale of a proportion of potential future royalty streams from a selection of products, and used to fund the internal research and development of products, are reflected within other operating income when the risk of reimbursement has effectively been transferred to the third party. Royalties paid to third parties are treated as cost of goods sold.

        U.S. GAAP requires such payments to be recorded as debt where there is continuing involvement in the generation of the cash flows due to the third party. The U.S. GAAP adjustment for the statement of operations includes the reversal of other U.K. GAAP operating income recorded from the third party offset by recording the interest charge for the period on the outstanding U.S. GAAP debt balance. Repayments made to third parties in the form of royalty payments that are expensed under U.K. GAAP are reversed under U.S. GAAP since they are treated as repayment of debt.

        In order to record this funding liability in accordance with U.S. GAAP royalty cash flows are periodically reassessed and recorded within the operating subsidiary that ultimately received the funds. Under FAS 52; Foreign currency translation, movements in currency rates related to monetary liabilities are expensed to the profit and loss and translation differences upon consolidation are recorded in equity.

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

        The Group has also reviewed its contractual arrangements for the existence of embedded derivatives that should be separately accounted for under FAS 133. If embedded derivatives are identified as a result of this review, they are recorded separately from their host contracts at fair value, with changes in fair value recognized in current earnings. The Group did not identify any such embedded derivatives as of December 31, 2003 or December 31, 2004.

        Accordingly, under U.S. GAAP all derivative instruments have been recorded on the balance sheet at fair value upon adoption of FAS 133. The Company did not designate any of its derivatives as qualifying hedge instruments under FAS 133 and therefore all gains and losses arising from changes in the fair value of derivatives are recorded within income in the period in which they are incurred. In accordance with the transition provisions of FAS 133 on January 1, 2001, the Company recorded a cumulative-effect-type adjustment of £643,000 within Other Comprehensive Income in connection with certain foreign currency derivative instruments. During 2001 the Group reclassified within earnings all the transition adjustment that was recorded in Other Comprehensive Income. In addition, the difference between the previous carrying amount of certain interest rate derivatives and their fair values was reported as a cumulative-effect-type adjustment of net income of £820,000. The Group also recognized an offsetting amount on the related hedged liabilities by adjusting their carrying amounts at that date. As a result, the net cumulative-effect-type adjustment of net income is £nil. The adjustment of the carrying amount of the hedged liability was amortized to earnings over the period of the derivative.

(8)   Deferred taxes

        Under U.K. GAAP, deferred tax is provided on timing differences which at the balance sheet date result in an obligation to pay more tax or a right to pay less tax at a future date. Deferred tax assets are recognized to the extent that it is more likely than not that they will be recovered. Under U.S. GAAP, full provision is required for deferred tax liabilities and deferred tax assets including losses carried forward recognized subject to valuation allowances. Given the uncertainty of the recoverability of the Group's tax losses carried forward, no deferred tax asset is recognized under U.K. GAAP and a valuation allowance has been provided in full for the deferred tax assets recognized under U.S. GAAP (December 31, 2004: £61,115,000, December 31, 2003: £55,810,000; December 31, 2002: £42,733,000). The breakdown of the potential deferred tax assets and additional tax disclosures are included in Notes 8 and 20 to the financial statements.

(9)   Fixed asset investments

        Under U.K. GAAP, fixed asset investments are stated at the lower of cost and net realizable value. Under U.S. GAAP, securities which are deemed to be available-for-sale are stated at fair value and any unrealized gains or losses are included as a separate component of shareholders funds.

(10) Fixed asset investments – Investments in associates

        Under U.K. GAAP the company has accounted for its investment in Astralis as an associated undertaking from December 2004, when it gained significant influence, as described in note 12; Fixed Asset Investments.

        Under U.S. GAAP, the ability to exercise significant influence results in a change in classificaton from an available for sale investment to an equity method investment under APB 18; Equity method of accounting for investments in common stock. On initial application of the equity method, under U.S. GAAP, the Group must retroactively restate the investment, results of operations and retained earnings in a manner consistent with the accounting for a "step" acquisition of a subsidiary which is different to the treatment under U.K. GAAP. This constitutes a change in accounting principle. In consideration of this change in status, the investment in Astralis has been adjusted for increases in ownership interest according to the accounting for a "step" acquisition and reduced to recognize the Group's share of the losses of Astralis after the date of initial acquisition. This change in accounting principle results in a decrease to the carrying value of Astralis by £7.3 million at December 31, 2003 and an increase in the losses recorded as a result of the equity method of £1.6 million for the year ended December 31, 2003 and £4.7 million for the year ended December 31, 2002.

(11) Convertible debt

        Under U.K. GAAP the Group exchanged £49 million of its convertible debt due 2005 for debt in the convertible bonds in the same amount due 2004. The Group wrote-off the issue costs associated with the original convertible debt as an exceptional item in 2004.

        Under U.S. GAAP the exchange is treated as a modification according to EITF 96-19 and therefore costs associated with the exchange have been expensed.

(12) Joint arrangements

        In 2002 the Group had certain contractual agreements with other participants to engage in joint activities that did not create an entity carrying on a trade or business of its own. The Group did not have any such arrangements in 2003 and 2004. Under U.K. GAAP, these agreements were accounted for as a joint arrangement. The Group included its share of the assets, liabilities and cash flows in such joint arrangements measured in accordance with the terms of each arrangement, which was usually pro-rata to the Group's interest in the joint arrangement. Under U.S. GAAP, such arrangements are viewed as synthetic Joint Ventures and accounted for under the gross equity method. This difference did not have an impact on the overall net loss of the Group but under U.S. GAAP, selling and marketing costs and research and development costs would be reduced by £nil (2003: £nil; 2002: £1,081,000) and £nil (2003: £nil; 2002: £nil) respectively and be shown net as the Group's share of the operating loss in the Joint Venture. The difference had no impact on the Group's overall consolidated cash flow although under U.S. GAAP operating cash outflows would be £nil (2003: £nil 2002: £1,081,000) higher and cash outflows from investing activities would be £nil (2003: £nil; 2002: £1,081,000) lower.

(13) Consolidated cash flow statements

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

        Under U.S. GAAP, cash and cash equivalents do not include overdrafts, but do include investments with remaining maturities of less than three months when acquired.

        A summarized consolidated statement of cash flows under U.S. GAAP is set out below.

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
Net cash (used)/provided (in)/by operating activities	(1,772)	3,352	(16,105)
Net cash used in investing activities	(16,153)	(12,225)	(5,276)
Net cash provided by financing activities	19,969	4,024	13,948

Net increase/(decrease) in cash and cash equivalents	2,044	(4,849)	(7,433)
Cash and cash equivalents at beginning of year	26,892	28,061	23,240
Exchange adjustments	(875)	28	(470)

Cash and cash equivalents at end of year	28,061	23,240	15,337

(14) Earnings per share

        There is no difference between the number of shares used to calculate "earnings per share" (EPS) under U.K. and U.S. GAAP.

        Diluted "earnings per share" (EPS) is not presented since the Group reported a net loss under U.S. GAAP and the common equivalent shares from warrants, stock options and contingent issuance of shares would have an anti-dilutive effect on earnings per share. The securities that could potentially dilute basic EPS in future are set out below:

	Year to December 31, 2002 Number	Year to December 31, 2003 Number	Year to December 31, 2004 Number
Stock outstanding in terms of basic earnings per share	577,018,000	609,855,000	615,203,000
"D" Warrants outstanding	2,500,000	2,500,000	2,500,000
"E" Warrants outstanding	2,500,000	2,500,000	2,500.000
"F" Warrants outstanding	—	300,000	300,000
DepoTech Warrants outstanding	371,353	371,353	371,353
Employee stock options outstanding	40,456,933	52,345,218	47,983,245
Convertible bonds	71,566,265	71,566,265	81,408,457

Stock outstanding in terms of diluted EPS	694,412,551	739,437,836	750,266,055
Contingent shares relating to Krypton consideration (see note 24; Shares and Warrants to be issued)	—	—	—
Contingent shares relating to RTP deferred consideration (see note 23; Called up share capital)	8,100,000	—	—
Deferred Shares relating to Jago consideration (see note 23; Called up share capital)	12,000,000	12,000,000	—
Paul Capital Royalty Acquisition Fund (see note 24; Shares and Warrants to be issued)	11,225,722	5,567,721	5,964,051

	725,738,273	757,005,557	756,230,106

        Contingent shares to be issued relating to Paul Capital Royalty Acquisition Fund have been set out above. While these are potentially dilutive, they would not be used for calculating diluted EPS under U.S. GAAP as the amount is not determinable beyond reasonable doubt.

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

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
Revenue	69,573	53,152	62,168
Cost of sales	(24,830)	(29,786)	(31,154)
Selling, marketing and distribution expenses	(4,769)	(4,348)	(1,728)
Administration expenses
Amortization	(6,506)	(6,669)	(6,314)
Other administration expenses	(13,686)	(27,474)	(16,937)
Research and development expenses	(29,285)	(30,520)	(27,961)
Other operating income	14,219	6,126	1,237

Operating profit/(loss)	4,716	(39,519)	(20,689)
Profit on disposal of investment	—	—	2,021
Share of loss in associate	—	—	(16)

Loss on ordinary activities before interest and taxation	4,716	(39,519)	(18,684)
Interest receivable	1,081	1,029	758
Interest payable	(4,464)	(4,493)	(6,122)

Profit/(loss) on ordinary activities before taxation	1,333	(42,983)	(24,048)
Taxation	(224)	(240)	(248)

Net profit/(loss)	1,109	(43,223)	(24,296)

Earnings per Ordinary Share
Basic	0.2p	(7.1p )	(3.9p )
Diluted	0.2p	(7.1p )	(3.9p )

(2)   Acquisition of Astralis Limited

        As discussed in Note 28; Acquisitions and note 32(10); Fixed asset investments—Investments in associates, the Group has acquired a significant equity position in Astralis.

        Under U.K. GAAP, the investment has been treated as an associated undertaking from the date significant influence was obtained.

        Under U.S. GAAP, the ability to exercise significant influence results in a change in investment classification from an available for sale investment to an equity method investment under APB 18; Equity method of accounting for investments in common stock. As indicated in note 32(10); Fixed asset investments—Investments in associates, this change in accounting principle results in a decrease in the carrying value of Astralis by £7.3 million at December 31, 2003 and an increase in the losses recorded as a result of the equity method of £1.6 million for the year ended 2003.

        Supplementary financial information for Astralis is as follows:

	Year to December 31, 2002 £'000	Year to December 31, 2003 £'000	Year to December 31, 2004 £'000
Net loss	12,214	3,089	10,939

	December 31, 2003 £'000	December 31, 2004 £'000
Current assets	1,432	1,270
Non-current assets	2,195	187
Current liabilities	156	207
Convertible preferred stock	1	—

(3)   Acquisition of the drug delivery business of Bioglan AB

        On May 13, 2002 SkyePharma acquired the entire drug delivery business of Bioglan AB. The acquired rights include Bioglan's Biosphere injectable technology and those rights to DermaStick, Crystalip and ES-Gel topical drug delivery technologies that remained with Bioglan after the January 2001 development and commercialization licensing agreement.

        The acquired Biosphere injectable technology will complement SkyePharma's existing DepoFoam sustained release injectable technology in providing additional drug delivery options for proteins and peptides. In addition the combination of these and the Group's existing technologies will significantly enhance SkyePharma's topical technology base.

(4)   Concentration of credit risk, major customers and suppliers

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

        The Company normally enters into several agreements to conduct its business including research and development, manufacturing and distribution and royalty contracts. The Company's customers are primarily pharmaceutical and biotechnology companies. In 2004 the Company had revenue from research and development contracts with one third party (2003: one; 2002: three) representing 27% of total revenues (2003: 22%; 2002: 54%), where revenue derived from each party individually represented over 10% of total revenues in each year. In February 2002, the affairs of a major customer were placed into administration. The marketing rights of this customer were transferred to two third parties. Royalties receivable in 2004 relate predominantly to four customers (2003: four; 2002: three).

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

(5)   Recent U.S GAAP pronouncements

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (SFAS 123R); Share-Based Payment which revises SFAS 123 and supersedes APB 25. SFAS 123R requires that the cost of all share-based payment transactions be recognized in the financial statements. SFAS 123R also establishes fair value as the measurement method in accounting for share-based payments to employees. FAS 123R is to be applied in reporting periods beginning after June 15, 2005. The Group is assessing the impact of adoption of this standard.

        In September 2004, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 02-14; Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock, in which the Task Force reached the consensus that an investor that has the ability to exercise significant influence over the operating and financial policies of the investee should apply the equity method of accounting when it has an investment in common stock and/or an investment that is in-substance common stock. The consensus of this EITF is to be applied in reporting periods beginning after September 15, 2004. We do not believe the adoption of this standard will have a material impact on our financial position, results of operations or cash flows.

        In March 2004, the EITF reached a consensus on EITF Issue No. 03-1; The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (EITF 03-1). The guidance prescribed a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosure for unrealized losses on investments. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1; Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1 (FSP EITF 03-1-1). FSP EITF 03-1-1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1. The disclosure requirements of EITF 03-1 remain effective for fiscal years ending after June 15, 2004. No effective date for measurement and recognition guidance has been established in FSP EITF 03-1-1. During the period of delay, FSP EITF 03-1-1 states that companies should continue to apply current guidance to determine if an impairment if other-than-temporary. The adoption of EITF 03-1, excluding paragraphs 10-20, did not impact the Group's consolidated position, results of operations or cash flows. The Group will assess the impact of paragraphs 10-20 of EITF 03-1 once the guidance has been finalized.

        In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (SFAS 153); Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29. SFAS 153 addresses the measurement of exchanges of non-monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29; Accounting for Non-monetary Transactions and replaces it with an exception for exchanges that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. As required by SFAS 153, SkyePharma will adopt this new accounting standard effective July 1, 2005. The adoption of SFAS 153 is not expected to have a material impact on the Group's financial position, results of operations or cash flows.

        In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (SFAS 151), Inventory Costs – an amendment of ARB No. 43, Chapter 4, which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Group does not believe that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

        In October 2004, the EITF reached a consensus on Issue No. 04-1; Accounting for Pre-existing Relationships between the Parties to a Business Combination (EITF 04-1). EITF 04-1 addresses the accounting treatment of pre-existing relationships between the parties of a business combination. The consensus of EITF 04-1 should be applied to business combinations consummated and goodwill impairment tests performed in reporting periods beginning after the FASB ratified the consensus at its October 13, 2004 meeting. The Group will adopt the provisions of EITF 04-1 as of

April 1, 2005. If it is determined that assets of an acquired entity are related to a pre-existing contractual relationship, thus requiring accounting separate from the business combination, the Group will evaluate whether the acquiring entity of the Group should recognize contractual relationships as assets separate from goodwill in that business combination.

(6)   Leases

        The Group leases certain tangible assets under long-term arrangements. As of December 31, 2004 the approximate future minimum lease payments under non-cancelable leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

Year ending December 31,	Finance £'000	Operating £'000
2005	75	2,504
2006	40	2,558
2007	20	2,605
2008	—	2,702
2009	—	2,852
Thereafter	—	15,595

Total minimum lease payments	135	28,816
Less interest payable under finance leases	—	—

	135	28,816

        At December 31, 2004 total future minimum rentals under non-cancelable sub leases were £Nil (December 31, 2003: £Nil).

(7)   Share plan trusts

        The SkyePharma PLC Share Purchase Trust supports the purchase of shares for the U.K. element of the SkyePharma PLC International Share Purchase Plan. The General Employee Benefit Trust supports purchases of shares for the Option Schemes, the Deferred Share Bonus Plan (including the LTIP Schedule) and the international elements of the Share Purchase Plan. The following table illustrates the holdings as at December 31, 2004.

Holdings by Trustees	SkyePharma PLC Share Purchase Plan Trust	SkyePharma PLC General Employee Benefit Trust
Nominee/Non Beneficial Interest	57,728	1,489,365
Unallocated or Conditional Grants	57,728	3,390,596

Total	115,456	4,879,961

(1)
The Trustees of the SkyePharma PLC Share Purchase Plan Trust are M Ashton and D Nicholson. They have no beneficial interests in the shares held within the Trust except relating to their own participation in the SkyePharma PLC International Share Purchase Plan.

(2)
The Trustees of the SkyePharma PLC General Employee Benefit Trust are Baring (Guernsey) Trustees Limited.

(3)
The market value of the shares held by the ESOP trust as at December 31, 2004 was £3,272,000.

(8)   Commitments

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

Oral

        The Company is currently receiving significant royalty revenues under two collaborative arrangements for its Geomatrix™ technology: Xatral® OD/Uroxatral® and Paxil CR™. Under the terms of these agreements, each of the development partners bore all of the costs of research and development according to an agreed budget and are obligated to pay the Company continuing net royalties of between 1.5% and 5% of net sales. In return, the Company granted the development partners exclusive licenses to use the Geomatrix™ technology in these products throughout the world. The license agreement for Xatral® OD/Uroxatral® was signed in May 1999 with Sanofi-Synthélabo (now part of Sanofi-Aventis).

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

        On March 4, 2005, GlaxoSmithKline announced that the FDA had halted supplies of Paxil CR™ due to manufacturing issues. SkyePharma provided the formulation of Paxil CR™, but has no involvement in its manufacturing. GlaxoSmithKline is working with the FDA to expedite the return of this product to the market.

        On April 28, 2005, the Company announced that it had entered into an amendment agreement with GlaxoSmithKline in respect of Paxil CR™. Under the terms of the amendment agreement, GlaxoSmithKline made a one-time payment of approximately $10 million to the Company. In addition, the Company will also be entitled to an increase in the royalty rate from 3% to 4% on actual net sales of Paxil CR™, with effect from March 4, 2005. As GlaxoSmithKline has been unable to supply Paxil CR™ in the United States since March 4, 2005, GlaxoSmithKline has also agreed to pay SkyePharma the same level of royalty on GlaxoSmithKline's budgeted sales of Paxil CR™ from March 4, 2005 while the product remains off the market, subject to other terms of the agreement.

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

Under the terms of the amendments, the timeline of certain milestone payments was renegotiated together with additional development revenues to reimburse SkyePharma for the additional activities. On commercialization of once-daily Requip, the Company will receive royalties on future product sales. GlaxoSmithKline will take responsibility for preparing and pursuing all necessary regulatory approvals. Phase III clinical trials for once-daily Requip have now been completed. The product is expected to be filed for marketing approval in 2005.

        In 2002, the Company entered into a technology access, license and development agreement with e-nutriceuticals, Inc. for the use of the Company's Geomatrix™ technology. In connection with the agreement, the Company was issued convertible preferred stock. In August 2003, e-nutriceuticals merged with Vital Living Inc ("Vital Living"), as a result of which SkyePharma acquired 14,204,548 common shares in Vital Living. During 2003, 2004 and 2005, the Company acquired additional common shares. At June 24, 2005 the Company owned 14.9% of Vital Living. This investment is recorded within fixed asset investments.

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

        In November 2002, the Company re-acquired DepoCyt® marketing, distribution and sales rights for the United States from Chiron Corporation in return for an undisclosed cash payment, and for Canada from Paladin Labs Inc for a nominal sum. In December 2002, the Company licensed the North American rights to DepoCyt® to Enzon for a license fee of $12 million. The Company will manufacture DepoCyt® and Enzon will purchase finished product at 35% of net sales, which will reduce should a defined sales target be exceeded. The Company is also entitled to milestone payments based on the achievement of certain sales levels and the approval of additional indications.

        In June 2001, the Company licensed the marketing and distribution rights for DepoCyte for Europe and the Philippines were licensed to Elan Pharmaceuticals ("Elan"). Following Elan's decision not to proceed with the planned establishment of an oncology sales force SkyePharma reacquired these European rights during 2003 for an unspecified amount. In June 2003, the Company licensed exclusive marketing and distribution rights for DepoCyte to Mundipharma for most European and Eastern European countries. Under the terms of the agreement, Mundipharma paid the Company €4.25 million ($4.9 million) on signature plus additional milestone payments that may amount to €10.75 million ($12.3 million). The Company will manufacture DepoCyte and supply it to Mundipharma associates at an agreed transfer price. Mundipharma will also pay SkyePharma an additional royalty on sales plus additional milestones. In February 2004 Mundipharma launched DepoCyte in Europe.

        In June 2001, the Company licensed the marketing rights for DepoCyt® in Japan and Taiwan to Nippon-Shinyaku. In 2003 the Company licensed marketing rights for DepoCyt® in Brazil to Pharmis.

        In December 2002, the Company entered into a development and commercialization agreement under which Endo Pharmaceuticals Inc. received an exclusive license to the U.S. and Canadian marketing and distribution rights for two of the Company's patented development products, DepoDur™ and Propofol IDD-D™, a product using the Company's IDD solubilization technology, with options to negotiate for other development products in the area of pain management. In return, the Company received a $25 million payment on signing in respect of

DepoDur™. In addition, the Company may receive further milestone payments up to $95 million, of which $15 million has been received to date. The total further comprises a $15 million milestone payment when net sales of DepoDur™ reach $125 million in a calendar year, and a $20 million milestone payment when net sales of DepoDur™ reach $175 million in a calendar year. The Company will also receive a share of each product's sales revenue that will increase from 20% to a maximum of 60% of net sales as the products' combined sales achieve certain thresholds in any given year. The agreement provides for the parties to work together and complete the necessary clinical, regulatory and manufacturing work for regulatory approval of DepoDur™ and Propofol IDD-D™ in the United States and Canada. The Company will be primarily responsible for clinical development up to final FDA approval and for product manufacture, including all associated costs. Upon approval, Endo will market each product in the United States and Canada with the Company as supplier. In respect of the first product launched under the agreement, the Company will pay Endo a fixed contribution in relation to marketing activities undertaken by Endo in respect of the first and second year of commercialization based upon Endo being in substantial compliance with the annual commercialization plan agreed between the parties. No payment was made or, in the opinion of the Company, is due to Endo in respect of 2004. Endo will be responsible for funding and conducting any post-marketing studies and for selling and marketing expenses. In December 2004, Endo launched DepoDur™ in the U.S.. The agreement expires with respect to each product upon the later of the expiry of all relevant patents and the 15th anniversary of the date of first commercialization. The agreement may be terminated in various cases, including by Endo in the event the Company experiences delays in obtaining regulatory approval for the products or fails to achieve the target labeling and, without cause, upon sixty days' notice, provided that, in such an event, Endo shall pay an undisclosed termination fee to the Company.

        In April 2004, the Company entered into a strategic marketing agreement with Zeneus for the marketing and distribution of DepoDur™ in Europe. The Company will receive a share of sales of DepoDur™ that will increase from an initial 35% to a maximum of 50% of net sales as certain sales thresholds are reached. The Company will also receive a payment on signing and will receive further future milestone payments on attainment of marketing approvals, commercial launches and sales targets; if all targets are met these payments will amount to over €100 million. The Company will be responsible for the cost of manufacturing the product and clinical development required to gain and maintain approvals throughout the expanded EU. Zeneus will be responsible for the cost of all sales and marketing of the product, including pre-launch development and any further clinical studies (other than Phase IV studies for market development, for which the parties will collaborate).

        In April 2005, the Company entered into a development and licensing agreement with Mundipharma for DepoBupivacaine for Europe and other international markets excluding the United States, Canada and Japan. Under the agreement, the Company received $10 million on signature and will receive further contributions of up to US$20 million towards the cost of the Phase III clinical trials required to gain approvals, and additional milestone payments on attainment of development milestones, marketing approvals and sales targets. SkyePharma will be responsible for clinical development. If all targets are met, total payments will amount to over US$80 million. SkyePharma will also receive a 35% share of Mundipharma's sales of DepoBupivacaine in Europe (30% in other territories), out of which SkyePharma will bear the cost of manufacture.

        In June 2002, the Company signed a Joint Agreement with GeneMedix to develop an extended release formulation of interferon alpha-2b using the Company's DepoFoam™ technology. Prior to entering into this agreement, the Company had already formulated interferon alpha-2b with its DepoFoam™ technology. Reflecting this, and the value of DepoFoam™ licensing rights, SkyePharma received from GeneMedix non-refundable consideration of £3.25 million. The consideration was in the form of an unsecured Convertible Loan Note, issued by GeneMedix, carrying a 5% coupon, which is convertible at any time into between approximately 8.3 million and 11.2 million fully paid, ordinary GeneMedix shares. GeneMedix has the option to redeem the Notes for cash in certain circumstances. In 2005, the Company and GeneMedix mutually agreed to terminate the collaboration and the Company is in active discussions with several potential partners for the development of the project.

Inhalation

        In November 1998, the Company and Novartis agreed to jointly develop a new formulation of Novartis' Foradil® asthma drug using the Company's multi-dose dry powder inhaler. The Company is responsible for producing the drug in its finished form, including supplying both the powder and the device as a product to Novartis. Under the arrangement, Novartis has paid the Company a technology access fee of £0.4 million and made an equity investment in the Company amounting to £6.1 million. Novartis has also agreed to pay the Company royalty income on future worldwide sales of the drug. In return, the Company has granted Novartis an exclusive worldwide license to market Foradil® in the new delivery form.

        In December 2001, the Company signed exclusive agreements with AstraZeneca PLC to develop the next generation of AstraZeneca's Pulmicort MDI. The Company will apply one of its inhalation delivery technologies using HFA rather than CFCs as the propellant. Under the terms of the agreement, the Company will be responsible for all pre-clinical and clinical development, as well as compiling regulatory filings for marketing approval. The Company received a signing fee of $2 million and progress related payments could total up to $10 million once marketing approval is granted. AstraZeneca has also agreed to pay the Company royalty income on future net sales of the HFA-based product. The Company has already developed an internal formulation of budesonide, the active ingredient in Pulmicort that is pharmaceutically stable and suitable for use in an HFA-MDI. Phase II clinical on the AstraZeneca formulation have been completed and Phase III clinical studies were completed in July 2004. AstraZeneca is about to file for approval of this product in the first country in Europe.

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

        On April 29, 2004, the Company announced that it had licensed the rights to its dermatology assets, which account for substantially all of its topical drug delivery technologies, for those territories that are not covered by existing licenses, to Trigenesis. The rights relate to three marketed drugs, including Solaraze® for those territories not already licensed, rights to six pipeline products, including Hyclinda and Acyclovir, and six proprietary and complementary delivery technologies, including HA-based technologies, Crystalip, Dermastick, ES-Gel, Dissocubes and Solid Lipid Nanoparticles. Under the agreement, Trigenesis is obligated to exploit the dermatology assets covered by the license and to continue the development of those drug candidates that are currently at the pipeline stage. Trigenesis has also assumed the majority of SkyePharma's existing obligations to third parties with respect to the development of these drug candidates. All rights granted by the Company to licensees under existing licenses remain unaffected by the agreement. In addition, the Company has retained the right to use the technologies subject to the license for the development of a number of new chemical entities in the dermatology area and, in certain cases, for non-dermal applications.

        The Company received a payment on signing and for each of the six pipeline products and may receive additional milestones on completion of Phase III trials and on approval. If all six products reach the market in the United States and Europe, total milestone payments (including the payment on signing) will be in excess of US$20 million. The Company will also receive a 10% royalty on sales of these products by Trigenesis and 35% of any sub-license income.

        In May 2004, Trigenesis was acquired by Dr Reddy's, an Indian pharmaceutical company. Dr Reddy's assumed all the obligations of Trigenesis.

Solubilization

        In December 2002, the Company entered into a development and commercialization agreement under which Endo received an exclusive license to the U.S. and Canadian marketing and distribution rights for two of the Company's patented development products, DepoDur, an injectable product, and Propofol IDD-D™ with options to negotiate for other development products in the area of pain management. For a discussion of the terms of this agreement, see "Collaborative Arrangements – Injectable".

        On May 17, 2004, the Company announced an exclusive agreement with First Horizon Pharmaceutical Corporation through which the Company granted First Horizon the exclusive U.S. marketing and distribution rights for Triglide™.

        The Company will receive a total of up to $50 million in milestone payments and 25% of First Horizon's net sales of the product. $5 million was paid to the Company upon signing the agreement and an additional $15 million was triggered by FDA approval of the product, which was granted on May 9, 2005. In addition to these $20 million in payments, the Company will receive up to $30 million in sales-based milestone payments. The Company will manufacture and supply the product from its Lyon manufacturing facility. The Company will also make a contribution of up to $5 million to First Horizon's initial marketing expenses to establish the product. First Horizon also obtained the right of first refusal to negotiate a license to develop and commercialize future products incorporating fenofibrate.

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

Other Collaborative Arrangements

        In December 2000, SkyePharma entered into an agreement with Paul Capital. Under the agreement, Paul Capital provided a total of $30 million between 2000 and 2002, in return for the sale of a portion of potential future royalty and revenue streams from DepoDur™, Xatral® OD, Solaraze® and DepoCyt®. The monies were used to fund the clinical development of DepoDur™. Between January 2003 and December 2014, Paul Capital will receive 15% of the annual royalties and revenues from the stated products up to an agreed ceiling. Once the predetermined ceiling is reached, the percentage participation will fall to 3% for the remainder of the period until December 31, 2014.

        In March 2002, SkyePharma entered into a second agreement with Paul Capital. Under the terms of the agreement, Paul Capital paid SkyePharma $30 million during 2002 and 2003, in return for a portion of the future royalty and revenue streams from nine products in the Company's pipeline. The monies will be used principally to fund the clinical development of Propofol IDD-D™ and HFA-formoterol. The nine products referred to are Propofol IDD-D™ and HFA-formoterol, the lipid-lowering drug Triglide™, an anti-cancer agent busulfan, an intravenous formulation of the antibiotic oxytetracycline, oral budesonide to treat inflammatory bowel disease, HFA-budesonide and Foradil®, for the treatment of asthma, and the anti-depressant Paxil CR™. Between January 2002 and December 2015, Paul Capital will receive between 4% and 20% of the annual royalties and revenues from the total of nine products. The 20% rate applies first. The percentage then falls, when an agreed return is achieved, to 12.5% until a second ceiling is reached, before falling to 4% for the remainder of the period until December 31, 2015. During 2002 and 2003, the 20% rate was reduced based on the percentage of the total $30 million already funded. In addition, should the share of royalties received by Paul Capital not meet minimum returns, SkyePharma may issue SkyePharma ordinary shares up to a value of $7.5 million. The number of ordinary shares to be issued is capped based upon a minimum price of 55 pence per share. Also under the terms of these agreements, Paul Capital has been issued warrants carrying rights to subscribe for 5 million SkyePharma ordinary shares at an exercise price of 73.75 pence, representing a 25% premium to the average trading price for the five trading days immediately prior to the closing date.

        In December 2001, the Company entered into several agreements concerning the development of Astralis' novel injectable vaccine therapy for the treatment of all forms of psoriasis, a chronic skin disorder. Astralis completed clinical studies in Venezuela with encouraging results for a first generation of Psoraxine. Under the terms of a technology access agreement, the Company received a $5 million license fee from Astralis, for access to DepoFoam™ and other relevant drug delivery technologies. In addition, the Company will provide all development, manufacturing, pre-clinical and clinical development services to Astralis for second generation Psoraxine, up to the completion of Phase II clinical studies pursuant to a service agreement. In the event that Phase II studies are successfully completed, Astralis will offer SkyePharma the option to acquire the worldwide licensing and distribution rights to Psoraxine. If SkyePharma does not exercise the option, Astralis will seek a marketing partner to fund Phase III clinical studies and to provide a sales and marketing infrastructure. In September 2003, Astralis initiated a Phase I clinical trial in the United States. This trial was successfully completed and in March 2004 Astralis announced that it had initiated a Phase II clinical trial in the United States. In March 2005, Astralis announced that the Phase II clinical trial did not meet the primary study endpoints. The Company is currently working with Astralis to investigate and resolve the possible reasons why the outcome of this trial was so different from the results of previous large-scale trials in Venezuela.

        In a separate transaction, the Company made a total equity investment in Astralis of $20 million in convertible preferred shares. In January 2004 SkyePharma converted all of its convertible preferred shares into 25 million common shares, 12.5 million of these being in escrow. The resulting holding represents approximately 35.7% of the common shares of Astralis. In March 2005, the Company acquired 11.16 million additional shares from two former directors of Astralis, bringing its holding to 49.7% of the common shares of Astralis. The consideration for these additional shares was approximately 5.5 million common shares in the Company.

        On May 14, 2002, SkyePharma announced its intention to enter a wide ranging strategic collaboration with Kowa Company Ltd., a leading Japanese company with substantial pharmaceutical interests. Kowa and SkyePharma also signed a separate non-binding Letter of Intent to evaluate Kowa's acquisition of a 50% interest in SkyePharma's manufacturing facility in Lyon. No significant activity took place in either of the last two years in respect of this proposal. On June 25, 2002, the Company announced that thirty million ordinary shares of 10p each in SkyePharma PLC had been allotted to Kowa Company Limited for a total consideration of £25,320,000. This represented a holding of 5.01% after the investment. As part of its investment, Kowa obtained the right to appoint a Non-Executive Director to the Board of SkyePharma and on October 30, 2002, the Company confirmed the appointment of Mr. Torao Yamamoto as a Non-Executive Director of

SkyePharma. Mr. Yamamoto has decided not to seek re-election to the Board at the Company's forthcoming Annual General Meeting on July 18, 2005. Kowa and SkyePharma have an active relationship involving the formulation, development scale-up and manufacturing for clinical trials for a number of products in Kowa's development pipeline including a new lipid lowering agent, NK-104.

        In January 2003, the Company and Enzon Pharmaceuticals, Inc. agreed a strategic alliance based on a broad technology access agreement. The two companies will draw on their combined drug delivery technology and expertise to jointly develop up to three products for future commercialization. These products will be based on the Company's proprietary platforms in the areas of oral, injectable and topical drug delivery, supported by technology to enhance drug solubility and Enzon's proprietary PEG modification technology, for which Enzon received a US$3.5 million technology access fee. PEG technology involves the attachment of polyethylene glycol to therapeutic proteins or small molecules, for the purpose of enhancing therapeutic value. Polyethylene glycol is a relatively non-reactive and non-toxic polymer that is frequently used in food and pharmaceutical products. The attachment of polyethylene glycol to a molecule increases its molecular weight, and for some proteins and small molecules can impart better solubility and stability, reduce immune responses, improve therapeutic and/or safety profiles and simplify or improve dosing regimens. The Company will receive a milestone payment for each product based on its own proprietary technology that enters Phase II clinical development. Research and development costs related to the technology alliance will be shared equally, as will future revenues generated from the commercialization of any jointly-developed products. While a number of compounds have been evaluated, there are currently no products in active development under this technology alliance.

Item 19: Exhibits

1.1	Memorandum and Articles of Association of SkyePharma PLC
	1.1.1	Memorandum of Association of SkyePharma PLC**
	1.1.2	Articles of Association of SkyePharma PLC, as amended on May 30, 2002***
4.1	Solaraze® Agreements with Bioglan
	4.1.1	Licensing and manufacturing agreement for Europe dated March 13, 2000 between JagoTech AG and Bioglan Pharma PLC**+
	4.1.2	Addendum agreement for the U.S. dated December 28, 2000 between JagoTech AG and Bioglan Pharma PLC**+
4.2	Directors and Officers Service Contracts
	4.2.1	Contract of employment between the Company and Donald Nicholson dated February 28, 1996**
	4.2.2	Contract of employment between the Company and Michael Ashton dated April 28, 2000
	4.2.3	Contract of employment between the Company and Ian Gowrie-Smith dated June 23, 2004
	4.2.4	Proforma letter of appointment in respect of the appointment of Non-Executive Directors.
4.3	Share Purchase Plans
	4.3.1	The SkyePharma PLC Deferred Share Bonus Plan***
4.4	Amendments to the 1996 Acquisition Agreement, dated April 7, 2000 and May 11, 2000, between Dr Jacques Gonella and SkyePharma PLC*
4.5	Development and Marketing Strategic Alliance Agreement among Endo Pharmaceuticals Inc., SkyePharma Inc. and SkyePharma Canada Inc. dated as of December 31, 2002 ****+
4.6	License Agreement, dated March 20, 1998, between SmithKline Beecham plc (now part of GlaxoSmithKline plc), Jagotec AG and Jago Pharma AG*****+
8.1	List of SkyePharma PLC's subsidiaries (See "Item 4: Information on the Company – Business Operations – Organizational Structure")
12.1	Certification of Michael Ashton filed pursuant to 17 CFR 240.13(a) – 14(a)
12.2	Certification of Donald Nicholson filed pursuant to 17 CFR 240.13(a) – 14(a)
13.1	Certification of Michael Ashton filed pursuant to 17 CFR 240.13(a) – 14(b) and 18 U.S. C/1350(a) and (b)
13.2	Certification of Donald Nicholson filed pursuant to 17 CFR 240.13(a) – 14(b) and 18 U.S. C/1350(a) and (b)
15.1	Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to the Company's Annual Report on Form 20-F for the financial year ended December 31, 1999 (Commission File No. 0-29860)
**	Incorporated by reference to the Company's Annual Report on Form 20-F for the financial year ended December 31, 2000 (Commission File No. 0-29860)
***	Incorporated by reference to the Company's Annual Report on Form 20-F for the financial year ended December 31, 2001 (Commision File No. 0-29860)
****	Incorporated by reference to the Company's Annual Report on Form 20-F for the financial year ended December 31, 2002 (Commision File No. 0-29860)
*****	Incorporated by reference to the Company's Annual Report on Form 20-F for the financial year ended December 31, 2003 (Commision File No. 0-29860)
+
Confidential treatment has been granted for portions of this document. The information omitted pursuant to such confidential treatment order has been filed separately with the SEC in accordance with Rule 24b-2 under the Securities Exchange Act of 1934, as amended ("Rule 24b-2")
No. 0-29860)

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
  Item 16A: Audit Committee Financial Expert
  Item 16B: Code of Ethics
  Item 16C: Principal Accountant Fees and Services
  Item 16D: Exemption from the Listing Standards for Audit Committees
  Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers
PART III
  Item 17: Financial Statements
  Item 18: Financial Statements
SIGNATURES
  Item 19: Exhibits