Form 20-F
period 2005-12-31
SKYEPHARMA PLC
filed 2006-06-30
CIK 1018117

As filed with the Securities and Exchange Commission on June 30, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒                              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☐                                 SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: N/A

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

Ordinary Shares of 10p each (‘‘Ordinary Shares’’) represented by American Depositary Shares (‘‘ADSs’’) quoted on the NASDAQ National Market System, each ADS representing ten Ordinary Shares.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by this Annual Report:

Ordinary Shares, nominal value 10p each 753,764,146

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐  No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days: Yes ☒  No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐  No ☒

PRESENTATION OF INFORMATION

In this Annual Report on Form 20-F (‘‘Form 20-F’’), the term ‘‘Ordinary Shares’’ refers to the Ordinary Shares, nominal value 10 pence each, of SkyePharma PLC (‘‘SkyePharma’’ or the ‘‘Company’’, and together with its consolidated subsidiaries, the ‘‘Group’’) and the term ‘‘ADSs’’ refers to American Depositary Shares each representing the right to receive 10 Ordinary Shares and evidenced by American Depositary Receipts (‘‘ADRs’’).

The Company publishes its consolidated financial statements expressed in pounds sterling. In this Annual Report, references to ‘‘pounds sterling’’, ‘‘£’’, ‘‘pence’’ or ‘‘p’’ are to the lawful currency of the United Kingdom; references to ‘‘U.S. dollars’’ or ‘‘$’’ are to the lawful currency of the United States; references to ‘‘Euro’’ or ‘‘e’’ are to the lawful currency of the members of the European Union that have adopted the single European currency; references to ‘‘$ Canadian’’ or ‘‘Cdn$’’ are to the lawful currency of Canada, references to ‘‘Swiss francs’’ or ‘‘Chf’’ are to the lawful currency of Switzerland and references to ‘‘Swedish Krona’’ or ‘‘SKr’’ are to the lawful currency of Sweden. Solely for the convenience of the reader, this Annual Report contains translations of certain pound sterling amounts into U.S. dollar amounts at specified rates. Unless otherwise stated, the translations of pounds sterling into U.S. dollars have been made at the noon buying rate in New York City for cable transfers in pounds sterling, as certified for customs purposes by the Federal Reserve Bank of New York (the ‘‘Noon Buying Rate’’). No representation is made that pounds sterling have been, could have been or could be converted into U.S. dollars at the rates indicated or at any other rate.

Unless otherwise indicated, historical consolidated financial information for the years ended December 31, 2004 and 2005 included herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS), with a reconciliation of significant differences between IFRS and generally accepted accounting principles in the United States (“U.S. GAAP’’) . The transition date to IFRS for SkyePharma is January 1, 2004. For SkyePharma there are no differences between IFRS as adopted for use in the European Union and full IFRS as published by the International Accounting Standards Board. Prior to 2005, the Company prepared its annual consolidated financial statements under U.K. Generally Accepted Accounting Principles (U.K. GAAP). For the year ended December 31, 2005, the Company has prepared its annual consolidated financial statements in accordance with International Financial Reporting Standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU) applicable to companies reporting under IFRS. The 2004 comparatives have been restated as part of the first-time adoption requirements of IFRS. As allowed by SEC rules in relation to first-time adoption of IFRS, only one year of comparatives is reported in this annual report.

IFRS differ in certain significant respects from U.S. GAAP. For a description of the principal differences between IFRS and U.S. GAAP as they relate to SkyePharma and a reconciliation to U.S. GAAP of the Company’s IFRS loss for the years ended December 31, 2005 and 2004 and shareholders’ funds at December 31, 2005 and 2004, see Note 37 of the Notes to the Consolidated Financial Statements included in Item 17 of this Form 20-F.

Amounts previously reported in this Annual Report for the Company’s consolidated shareholders’ funds in accordance with U.S. GAAP for the fiscal years ended December 31, 2001, 2002, 2003 and 2004 have been restated. This restatement reduced the Company’s shareholders’ funds under U.S. GAAP but did not affect our net loss under U.S. GAAP or financial statements under IFRS. Further information is provided in “Item 5: Operating and Financial Review and Prospects’’, “Item 15: Controls and Procedures’’ and Note 37 to the consolidated financial statements beginning on page F-1 of this Annual Report.

STATISTICAL DATA

Except where otherwise indicated, figures included in this Form 20-F relating to pharmaceutical market sales are obtained from the Company’s collaborative partners.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains certain forward-looking statements, as defined in Section 21E of the Securities Exchange Act of 1934, with respect to the financial condition, results of operations and business of the Company and certain of the plans and objectives of the Board of Directors of the Company with respect thereto. Such statements may generally, but not always, be identified by the use of words such as ‘‘anticipates’’, ‘‘should’’, ‘‘expects’’, ‘‘estimates’’, ‘‘believes’’ or similar expressions. Such statements in this Form 20-F include, but are not limited to, statements under the following headings: (1) ‘‘Item 4: Information on the Company’’; (2) ‘‘Item 5: Operating and Financial Review and Prospects’’; (3) ‘‘Item 8: Financial Information’’; and (4) ‘‘Item 11: Quantitative and Qualitative Disclosures About Market Risk’’. Specific risks faced by the Company are described under ‘‘Item 3: Key Information—Risk Factors’’. The Company’s intention to divest its injectable business interests is described under ‘‘Item 4: Information on the Company—Business Operations’’. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will materialize. By their nature, forward-looking statements involve risk and uncertainty, and the factors described in the context of such forward-looking statements in this Form 20-F could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements.

STATEMENTS REGARDING COMPETITIVE POSITION

Statements made in “Item 4: Information on the Company” referring to the Company’s competitive position are based on our beliefs, and in some cases rely on other publicly available information.

EXCHANGE RATE INFORMATION

The table below sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rates for pounds sterling expressed in U.S. dollars per pound. The period average data set forth below is the average of the Noon Buying Rates on the last day of each full month during the period.

Fluctuations in the exchange rate between the pound sterling and the U.S. dollar will affect, among other things, the U.S. dollar equivalent of the pound sterling price of the Company’s Ordinary Shares on the London Stock Exchange (‘‘LSE’’), which is likely to affect the market prices of its ADSs in the United States.

	High	Low	Period Average	Period End
2001	1.5045	1.3730	1.4382	1.4543
2002	1.6095	1.4074	1.5025	1.6095
2003	1.7842	1.5500	1.6450	1.7842
2004	1.9482	1.7544	1.8356	1.9160
2005	1.9310	1.7114	1.8057	1.7188

	High	Low
December 2005	1.7726	1.7168
January 2006	1.7873	1.7388
February 2006	1.7796	1.7290
March 2006	1.7554	1.7260
April 2006	1.8318	1.7370
May 2006	1.8906	1.8397
On June 23, 2006 the Noon Buying Rate was 1.8204 per £1.00	1.8204	1.8204

For a discussion of the impact of exchange rate fluctuations on the Company’s operating results, see ‘‘Item 5: Operating and Financial Review and Prospects—Operating Results’’.

PART I

Item 1:                       Identity of Directors, Senior Management and Advisers

Not applicable

Item 2:                       Offer Statistics and Expected Timetable

Not applicable

Item 3:                       Key Information

Selected Financial Data

As part of the European Commission’s plan to develop a single European capital market, the application of IFRS is mandatory for the consolidated financial statements of all listed European Union companies for reporting periods beginning on or after January 1, 2005. Under the regulation passed by the European Union, January 1, 2004 is the transition date to IFRS for the Company. Under the IFRS transition provisions within the Securities and Exchange Commission’s (“SEC’s’’) Form 20-F requirements, the Company is permitted to provide two years of comparable financial information under IFRS and reconciliations to U.S. GAAP for the periods presented.

The transition date to IFRS for SkyePharma PLC is January 1, 2004. Therefore, the 2005 and 2004 selected consolidated financial data presented below is in accordance with IFRS and has been derived from our audited consolidated financial statements, including the related Notes, contained elsewhere in this Annual Report. Additionally the selected consolidated financial data presented in accordance with U.S. GAAP below as of and for each of the last five fiscal years ended December 31, 2005 have been derived from our audited consolidated financial statements for the relevant periods.

As noted, we report our financial information in accordance with IFRS. The principal differences between IFRS and U.S. GAAP that are relevant to our consolidated financial statements are discussed in note 37 to our consolidated financial statements beginning on page F-1 of this Annual Report.

The Company has prepared its audited consolidated financial statements assuming that it will continue as a going concern. However, the Company’s independent auditors, PricewaterhouseCoopers LLP, has included an emphasis of matter paragraph related to going concern in their auditors’ report, which refers to Note 1 to the consolidated financial statements beginning on page F-1 to this Annual Report stating that there is uncertainty as to when certain strategic initiatives may be concluded impacting the Group’s working capital requirements. The audit opinion has not been qualified in this respect. The Company’s audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. See “Report of Independent Registered Public Accounting Firm” and note 1 (a) to our consolidated financial statements beginning on page F-1 of this Annual Report.

The selected financial data set forth below for the Company, for the years ended December 31, 2005, 2004, 2003, 2002 and 2001, has been derived from, and should be read in conjunction with, the Company’s audited Consolidated Financial Statements, including the Notes to those Statements included in this report.

For exchange rate information, see ‘‘Exchange Rate Information’’ on page 5 of this Form 20-F. Solely for the convenience of the reader, the pound sterling amounts as of and for the year ended December 31, 2005 have been translated into U.S. dollars at the Noon Buying Rate on December 31, 2005 of $1.7188 per £1.00.

For a discussion of the impact of exchange rate fluctuations on the Company’s operating results, see ‘‘Item 5: Operating and Financial Review and Prospects—Operating Results’’.

The following table sets forth selected consolidated financial information as of and for the five years ended December 31, 2005.

SkyePharma PLC

The following table presents selected consolidated financial information of SkyePharma PLC. You should read this table together with “Item 5: Operating and Financial Review and Prospects” and our audited consolidated financial statements, including the related Notes, contained elsewhere in this annual report.

Consolidated Income Statement Data

	For the year ended December 31,
	2004		2005		2005
	(in millions, except per share data)
IFRS
Revenue	£75.2		£61.3		$105.4
Cost of sales	(28.2)		(29.2)		(50.2)
Gross profit	47.0		32.1		55.2
Selling, marketing and distribution expenses	(1.7)		(5.9)		(10.1)
Administration expenses	(22.5	)(1)	(37.3	)(4)	(64.1	)(4)
Research and development expenses	(28.0)		(26.0)		(44.7)
Other income/(expense)	2.1	(2)	(0.4)		(0.8)
Operating loss	(3.1)		(37.5)		(64.5)
Finance costs	(23.9	)(3)	(22.3)		(38.3)
Finance income	8.6		10.0		17.2
Share of loss in associate	—		(0.8)		(1.4)
Loss before income tax	(18.4)		(50.6)		(87.0)
Income tax expense	(0.2)		(0.3)		(0.5)
Loss for the year	(18.6)		(50.9)		(87.5)
Basic and diluted weighted average number of shares in issue	615.2		624.9		624.9
Basic and diluted loss per Ordinary Share	(3.0	p)	(8.1	p)	(14.0	c)

	For the year ended December 31,
	2001		2002		2003		2004		2005		2005
	(in millions, except per share data)
U.S. GAAP
Revenue	£44.2		£42.6		£66.6		£75.2		£56.3		$96.8
Operating loss	£(27.5)		£(36.2)		£(22.1)		£(1.3)		£(33.0)		$(56.7)
Net loss under U.S. GAAP	£(44.9)		£(50.0)		£(38.6)		£(20.8)		£(49.2)		$(84.6)
Basic and diluted net loss per share	(8.5	p)	(8.7	p)	(6.3	p)	(3.4	p)	(7.9	p)	(13.5	c)

(1)          Administration expenses in 2004 include £1.2 million relating to the reorganization of some research and development operations and other business functions and a charge of £3.5 million for a provision for diminution in value of fixed asset investments.

(2)          Other operating income in 2004 includes income of £2.0 million relating to the profit on disposal of the Group’s investment in Transition Therapeutics.

(3)          Finance costs in 2004 include an exceptional charge of £6.2 million relating to the exchange of convertible bonds.

(4)          Administration expenses in 2005 include £19.4 million relating to an impairment of the investments in Astralis, Vital Living and Micap since following the Strategic Review and the Group’s decision to focus on its core oral and pulmonary products and to divest its injectable business, the Group no longer views its collaborations with Astralis, Vital Living and Micap as strategic, and a £2.0 million charge for legal and professional fees relating to an aborted strategic transaction.

SkyePharma PLC

Consolidated Balance Sheet Data

	For the year ended December 31,
	2004	2005	2005
	(in millions, except number of shares)
IFRS
Fixed assets	£155.8	£134.4	$231.0
Cash and short term bank deposits	15.3	34.3	59.0
Total assets	191.9	186.9	321.2
Net Assets(1)	36.5	31.9	54.8
Share Capital	63.4	76.6	131.7
Number of shares	622,398,743	753,764,146	753,764,146

	For the year ended December 31,
	2001 (restated)	2002 (restated)	2003 (restated)	2004 (restated)	2005	2005
	(in millions)
U.S. GAAP
Total assets(2)(3)	£281.4	£302.2	£271.4	£216.2	£222.8	$382.9
Net Assets(1)(2)(3)	117.9	109.8	69.6	58.9	50.0	85.9

(1)          Net Assets is equivalent to shareholders’ funds.

(2)   Under U.S. GAAP total assets and net assets have been restated to properly present changes in the Company’s goodwill balances related to acquired subsidiaries which are outside the United Kingdom. In prior years the Company had made no adjustment for the difference in accounting treatment that exists between UK GAAP and U.S. GAAP in respect of the impact of foreign exchange translation upon consolidation of these subsidiaries. This restatement reduced the Company’s shareholders’ funds under U.S. GAAP but did not affect its net loss under U.S. GAAP or financial statements under IFRS. Further information is provided in “Item 5: Operating and Financial Review and Prospects”, “Item 15: Controls and Procedures” and Note 37 to the consolidated financial statements beginning on page F-1 of this Annual Report.

(3)   Under U.S. GAAP total assets and net assets have been restated due to a change in accounting principle relating to the investment in Astralis. This is caused by a change in classification from an available for sale to an equity method investment due to the ability to exercise significant influence.

For a reconciliation of the Company’s IFRS shareholders’ funds to U.S. GAAP, see Note 37 of the Notes to the Consolidated Financial Statements.

RISK FACTORS

The Company is exposed to certain risks that arise from the activity of developing and manufacturing drug products.

Extensive government regulation may cause increased costs and delays in developing and marketing products

The Company is subject to extensive government regulation. The U.S. Food and Drug Administration (‘‘FDA’’), the European Medicines Evaluation Agency (‘‘EMEA’’) and other national regulatory authorities require rigorous pre-clinical testing, clinical trials and other procedures prior to approving drugs for human use. Numerous regulations also govern the manufacturing, safety, labeling, storage, record keeping, reporting and marketing of such drugs. These requirements vary widely from country to country, as does the time required to complete pre-clinical testing and clinical trials and to obtain regulatory approvals to sell drugs. The process of obtaining these approvals and complying with applicable government regulations is time consuming and expensive. If the FDA or other national regulatory authorities increase the number of clinical trials required for the approval of drugs, the Company could face increased costs and significant development delays before the Company will be able to sell its products commercially. In addition, changes in regulatory policy or additional regulations adopted during product development could also result in delays or rejections in obtaining marketing approvals from regulatory authorities.

Most of the products that the Company develops will require a new drug application (‘‘NDA’’) filing with the FDA before they can be marketed in the United States. Based on current practice, the Company generally expects it to take less than two years from the date of filing for the FDA to approve an NDA for a product formulation. However, the Company cannot predict the exact time required or the outcome of the approval process for any of its product candidates with any certainty.

A number of products using the Company’s technologies have not yet been approved for marketing by regulators. These product candidates are at various stages of development, ranging from pre-clinical studies to Phase III clinical trials and those that have been filed for approval. The Company cannot be certain that its product candidates will prove safe and effective in clinical trials or that it will obtain further regulatory approvals of any such products. These products will require expensive and lengthy testing and regulatory clearances before they can be sold commercially.

Products for which the Company obtains regulatory approval may not succeed in the market

Although the Company carries out commercial feasibility assessments and extensive clinical trials on all its products before they are launched, newly launched products may not achieve broad market acceptance. The successful launch of a new pharmaceutical product involves a substantial investment in sales and marketing costs, launch stocks and other items. If a new product cannot be manufactured at an acceptable cost or does not succeed as anticipated or its rate of sales growth is slower than anticipated, there is a risk that it could have a material adverse effect on the Company’s financial condition and results of operations.

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

Competition and technological change may render the Company’s products or technologies uncompetitive or obsolete

The drug development industry is highly competitive and rapidly evolving, with significant developments expected to continue at a rapid pace. The Company’s success will depend on maintaining a competitive position and developing efficient and cost-effective products and technologies. The Company’s products will compete with other drugs and methods for delivering drugs. The Company cannot be certain that any of its products will have advantages that will be significant enough to cause medical professionals to prescribe or recommend them. New drugs or further development in alternative drug delivery methods may provide greater benefits or may offer comparable performance at lower cost than the Company’s products or technologies. The Company cannot be certain that developments by other companies will not render its products or technologies uncompetitive or obsolete.

Many of the Company’s competitors have longer operating histories and greater financial, marketing and other resources. Such competitors may prove to be more successful in developing competing technologies, obtaining regulatory approvals and marketing their products than the Company because of greater financial resources, stronger sales and marketing teams or other factors.

The Company will face competition with respect to the products it is developing under its collaborative arrangements with leading pharmaceutical companies including competition from other products developed and produced by the Company’s collaborative partners and branded and generic products manufactured by other companies.

The Company’s business may give rise to product liability claims not covered by insurance or indemnification

The design, development and manufacture of the Company’s products involve an inherent risk of product liability claims.

Although the Company generally relies on indemnity provisions in its agreements with its collaborative partners to protect itself against the possibility of product liability claims, the Company has obtained product liability insurance in respect of pharmaceutical products it is developing in conjunction with such partners. This product liability insurance also covers liabilities associated with the commercial sale of products marketed by third parties using the Company’s technology.

The Company has also obtained clinical trial insurance for current human clinical trials and bio-equivalence studies involving its products under development and intends to obtain insurance for future clinical trials and bio-equivalence studies of additional products under development.

The Company believes that its product liability and clinical trial insurance, together with the indemnity provisions in its collaborative agreements, is adequate for current operations. However, the coverage limits of this insurance and the indemnity provisions in the Company’s collaborative agreements may not be adequate to cover all potential claims. Product liability and clinical trial insurance is expensive and may be difficult to obtain or maintain on commercially reasonable terms. A successful claim against the Company in excess of the Company’s insurance coverage or outside the scope of the indemnity given by its collaborative partners could adversely affect the Company’s results of operations.

The Company’s revenues may be reduced and costs increased as a result of third-party payor cost containment measures

The Company’s ability to achieve profitability in its businesses depends in part on the extent to which appropriate levels of reimbursement for products and related treatments are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations. These third-party payors are increasingly challenging the pricing of pharmaceutical products and seeking ways to replace more expensive pharmaceuticals with cheaper alternatives. The trend toward managed healthcare in the United States and the growth of organizations such as health maintenance organizations in the United States could significantly influence the purchase of pharmaceutical products, thereby resulting in lower prices and reduced demand for the Company’s products under development. Such cost containment measures could affect the Company’s ability to sell products under development and may adversely affect the Company.

Healthcare reform proposals may adversely affect the Company’s business

The efforts of governments to contain or reduce the cost of health care will continue to affect the business and financial condition of drug companies. A series of health care reform proposals announced in recent years have created uncertainty that could adversely affect the Company’s ability to raise funds and to identify and reach agreements with potential partners. Such proposals could adversely affect the Company’s business. Furthermore, the Company’s ability to commercialize potential products may be adversely affected to the extent such proposals have an adverse effect on the business, financial condition and profitability of other companies that are the Company’s current or prospective collaborators for some of such products.

The Company may not be able to divest its injectable business interests

In late 2005 and early 2006, the Board of Directors of the Company conducted a full strategic review and concluded that in the interests of achieving sustainable profitability in the near term, and in order to improve the Company’s cash position, the Company should concentrate on oral and inhalation products, and divest its injectable business interests. A sale of these interests would include the sale of the manufacturing and other facilities in San Diego, California. However, there can be no assurance that the Company will be able to agree on suitable terms of sale with an appropriate purchaser, or that any sale would ultimately be completed. A failure to divest the Company’s injectable business interests could prevent the Company from executing its strategy and adversely affect the Company’s results of operations.

Moreover, until such time as the Company is able to divest its injectable business interests, it remains subject to certain risks inherent in the licensing and manufacturing of DepoFoam™ as described elsewhere in these Risk Factors.

The Company’s near term working capital requirements are uncertain and sensitive to the timing of a number of initiatives required to provide the financial flexibility to implement its new strategy

The Company’s working capital requirements continue to be affected by the timing and receipt of milestone payments and payments received on the signing of new contracts. The Company’s future cash flows will also be impacted by the Company’s change in strategy, principally its stated aim of moving to sustainable profitability in the near term and its refocus to concentrate on oral and pulmonary products. Consequently the Company’s near term working capital requirements are uncertain and sensitive to the timing of a number of initiatives required to provide the financial flexibility to implement the new strategy. These initiatives include the licensing of Flutiform™ in Europe, the divestment of the Company’s injectable business interests, which is expected to require shareholder approval, or the US licensing for DepoBupivacaine.

The Company’s independent auditors, PricewaterhouseCoopers LLP, have included an emphasis of matter paragraph related to going concern in their auditors’ report, which refers to Note 1 to the consolidated financial statements beginning on page F-1 to this Annual Report stating that there is uncertainty as to when certain strategic initiatives may be concluded impacting the Group’s working capital requirements. The audit opinion has not been qualified in this respect.

The Board of Directors has reviewed the working capital requirements of the Group for the next twelve months and has a reasonable expectation that sufficient funds will be raised from these initiatives and has therefore prepared the financial information contained herein on the basis that the Company will continue in operational existence for the foreseeable future. The financial statements do not reflect any adjustments that would be required to be made if they were to be prepared on a basis other than a going concern basis.

In the event that sufficient funds are not raised by the Company’s initiatives and currently available funds and internally generated cash flow are not sufficient to satisfy its financing needs, the Company will be required to seek additional funding through other arrangements with corporate collaborators, through bank borrowings or through public or private sales of its securities, including equity securities. Any such collaboration could result in limitations on the resources the Company could devote to research, development and commercialization of new products and product candidates, if any, as well as its profits therefrom. In addition, the terms of any future bank borrowings could place restrictions on the Company’s ability to take certain actions, and any equity financing could result in dilution to the Company’s shareholders. The Company does not currently have any committed sources of additional capital.

For more information on the Company’s liquidity and capital resources, see ‘‘Item 5: Operating and Financial Review and Prospects’’.

The Company’s revenues tend to fluctuate

The Company’s revenues principally derive from contract development. Contract development revenues include milestone payments and that portion of the Company’s research and development expenses that the Company charges to its partners pursuant to collaborative arrangements with these partners. The amount of the Company’s contract development revenue in any given period will depend on a number of unpredictable factors, including scientific developments, the ability of the Company to find suitable partners, the timing of the negotiation and conclusion of agreements with such partners, whether and when the Company achieves milestones agreed with its partners, such as the timing of regulatory approvals and the market introduction of new products, and other factors. As a result, the Company’s revenues tend to fluctuate materially on a monthly, semi-annually and yearly basis. The Company believes that its revenues will continue to fluctuate in the near to medium term as a result of the factors described above.

The Company may not achieve and sustain profitability

In 2005, SkyePharma reported a full year net loss of £50.9 million and in 2004 a full year net loss of £18.6 million. As a result of these losses, the Company’s consolidated net assets at December 31, 2005 declined to £31.9 million, compared with £36.5 million at December 31, 2004. If and when the Company achieves profitability is dependent upon a number of factors, including the timing and recognition of milestone payments and license fees received, the timing of contract development revenues and the amount of discretionary investment the Company chooses to make in furthering its own product portfolio. As a consequence, the Company cannot assure you that it will be able to achieve and sustain profitability. See ‘‘Item 5: Operating and Financial Review and Prospects’’.

In late 2005 and early 2006, the Board of Directors of the Company conducted a full strategic review and concluded that in the interests of achieving sustainable profitability in the near term,  and in order to improve the Company’s cash flow position, the Company should concentrate on oral and inhalation products, and divest its injectable business interests. However, there can be no assurance that the Company will be able to agree on suitable terms of sale with an appropriate purchaser, or that any sale would ultimately be completed.

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

The Company is dependent on its various technologies, as to which further successful development is uncertain

The Company’s ability to increase revenues and achieve profitability is largely dependent on certain of its technologies. Approximately 36% of the Company’s revenues for the year ended December 31, 2005 derived from royalties, product sales, contract development and milestone payments relating to its Geomatrix™ technologies, approximately 20% from royalties, product sales, contract development and milestone payments relating to its inhalation technologies and approximately 17% from royalties, product sales, contract development and milestone payments relating to its DepoFoam™ technologies. In late 2005 and early 2006, the Board of Directors of the Company conducted a full strategic review and concluded that in the interests of achieving sustainable profitability in the near term, and in order to improve the Company’s cash flow position, the Company should concentrate on oral and inhalation products, and divest its injectable business interests. In order to increase revenues from its technologies, the Company must continue to obtain new development contracts with third parties or develop, license and manufacture new formulations of commercially available drugs using these technologies. The Company cannot assure you that it will be able to obtain such contracts or successfully develop new formulations internally.

There can be no assurance that the Company  will be able to develop successfully future products using its various technologies. The development and formulation of oral and injectable controlled release and inhalation products is difficult and time-consuming. Each drug compound is different, and there can be no assurance that a drug delivery system that works with one product will work with another.

Even after a product incorporating the Company’s technologies has been successfully formulated and approved, its commercial success is not assured. In order to gain medical and commercial acceptance, a product generally must demonstrate some performance improvements and other benefits over products incorporating the same or similar drug compounds. In some cases, these benefits may be difficult to establish.

Failure by the Company’s collaborative partners to fulfil their obligations to the Company to provide funding, obtain regulatory approvals and conduct marketing activities could adversely affect the Company’s business

The Company’s ability to develop and market its present and future products depends in large part on its ability to maintain its existing, and enter into new collaborations with third parties. If any of the Company’s partners becomes insolvent or terminates or otherwise fails to fulfil its obligations with the Company, the Company’s business could be adversely affected. In particular, the Company faces the following risks with respect to collaborative partners:

•       Funding. The Company has entered into a number of collaborative arrangements with various pharmaceutical companies for the development and commercialization of products using its technologies. Some of the Company’s collaborative partners are, however, development stage companies whose business prospects are uncertain and who face similar risks as the Company. If the Company becomes unable to continue to obtain funding for its development activities through its collaborative arrangements or if its collaborative partners fail to make payments due under the development and commercialization agreements, the Company’s business would be adversely affected.

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

•       Marketing. At present, the Company is not involved in the direct marketing of new products formulated with its technologies and therefore depends on its collaborative partners for such marketing and sales from which it earns revenues including royalties. The Company’s future revenues largely depend on the success of such marketing efforts, which are beyond its control. For example, Paxil CR™ was approved by the FDA in February 1999 but was not launched by GlaxoSmithKline PLC (‘‘GlaxoSmithKline’’) until April 2002 and in March 2005 GlaxoSmithKline announced that the FDA had halted supplies of Paxil CR™ due to manufacturing issues. GlaxoSmithKline announced the resupply of Paxil CR™ on June 27, 2005.

A failure to obtain and maintain patents and other proprietary rights may adversely affect the Company’s business

The Company’s success, competitive position and the amount of milestone and royalty income it receives each depend, in part, on its ability to obtain and maintain patent and other intellectual property protection, particularly for its drug delivery and formulation technologies. Such patent and other intellectual property protection is also important to the Company’s business and its future performance will depend in part on its ability to obtain and maintain such protection. The Company’s performance will also be affected by its ability to operate without infringing the intellectual property rights of others.

While the Company intends to obtain patents covering as many of its technologies as possible, the process of obtaining patents is lengthy and expensive. There can be no assurance that patents will be granted in connection with any of the Company’s currently pending or future applications or that they will be valid and of sufficient scope and strength to provide the Company with meaningful legal protection or any commercial advantage. In addition, intellectual property protection may be unavailable or limited in some of the countries in which the Company does business. The laws of some foreign countries do not afford the Company’s inventions the same degree of legal protection as the laws of the United States. In addition, patent laws may change over time. The Company cannot predict the effect that any such changes would have on its business and its ability to protect its current and future products and technologies. If the Company fails to obtain and maintain sufficient protection for its current and future products and technologies, its ability to successfully commercialize these products and technologies could be adversely affected.

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

The Company also relies on trade secrets and other unpatented proprietary information in its product and technology development activities. To the extent that the Company relies on trade secrets and unpatented proprietary information to maintain its competitive position, there can be no assurance that others may not independently develop the same or similar products or technologies. The Company seeks to protect trade secrets and proprietary information, in some cases through clauses in confidentiality agreements with its employees, consultants, advisors and collaborators. Nevertheless, these agreements may not effectively prevent disclosure of the Company’s proprietary information and may not provide the Company with an adequate remedy in the event of unauthorized disclosure of such information. If the Company’s employees, scientific consultants or collaborators develop inventions or processes independently that may be applicable to the Company’s products or technologies under development, disputes may arise about ownership of proprietary rights to those inventions and processes. Such inventions and processes will not necessarily become the Company’s property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of the Company’s proprietary rights. Failure to protect patent or other unprotected proprietary information, for any reason, would adversely affect the Company’s business.

The Company has entered into a number of collaborative arrangements with leading pharmaceutical companies for the development and commercialization of products. In connection therewith, the Company shares certain of its proprietary knowledge with such collaborative partners. Although the Company’s patents and other proprietary rights are intended to protect the Company from infringement by such collaborative partners, there can be no assurance that the Company’s patents or other proprietary rights will prevent its collaborative partners from developing similar or functionally equivalent products. In addition, the Company’s arrangements with its collaborative partners frequently contain representations, warranties and other assurances given by the Company regarding the scope of its own intellectual property and the non-infringement by the Company of intellectual property owned by third parties. If the Company were found to be in breach of any of these provisions, its partners could sue the Company for damages, which could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company also engages in collaborations, sponsored research agreements and other arrangements with academic researchers and institutions, some of which have received and may receive funding from government agencies. Although the Company seeks to retain ownership of all intellectual property rights pertaining to inventions which may result from such collaborations, there can be no assurance that the governments, institutions, researchers or other third parties will not also have certain rights to such inventions.

For more information on the Company’s patents and proprietary rights, see ‘‘Item 4: Information on the Company—Patents and Proprietary Rights’’.

Failure to comply, or the costs of complying, with environmental, health and safety regulations could adversely affect the Company’s business

The Company’s business is subject to regulation relating to the protection of the environment and health and safety, including regulations governing air emission, effluent discharge, and the use, generation, manufacture, storage, handling and disposal of certain materials. The Company believes that it is in compliance in all material respects with all such laws, rules, regulations and policies applicable to the Company. However, there can be no assurance that the Company will not be required to incur significant costs to comply with such environmental and health and safety laws and regulations in the future.

A failure to manage expansion effectively could adversely affect the Company’s business

Management of the Company’s growth, as well as the commencement of commercial manufacturing and marketing of the Company’s product candidates, will require continued expansion and improvement of the Company’s systems and internal controls and an increase in the Company’s manufacturing, marketing and sales operations. Any failure to manage growth effectively and on a timely basis could adversely affect the Company’s business.

Failure by the Company to fulfil its obligations to its collaborative partners in respect of manufacturing or to enter into new or maintain its existing manufacturing arrangements could adversely affect the Company’s business

The Company has its own manufacturing sites in Lyon, France, Muttenz, Switzerland and San Diego, California. However, for the manufacture of certain of its existing products, and certain of those currently in development, including the Foradil® Certihaler™ and Flutiform™, the Company will depend on manufacturing partners who in some cases are the sole supplier of the services to the Company. If the Company loses one of its current manufacturing partners, fails to enter into agreements with new manufacturing partners, experiences delays in finding such partners or if existing manufacturing partners are unable to supply for any reason, the Company’s ability to develop and manufacture products and to meet its obligations in its existing collaborative arrangements could be adversely affected.

Failure by the Company to keep its manufacturing facilities in compliance with required standards could result in delays in manufacturing and additional costs

The Company believes that each of its manufacturing facilities is substantially in compliance with current good manufacturing practices (cGMP) and the applicable regulatory standards. There can be no assurance, however, that the Company’s facilities will be found to meet or, in those instances in which a facility has previously been approved for the manufacture of a particular drug, maintain cGMP or applicable regulatory standards. Failure of the Company’s manufacturing facilities to meet or maintain such standards could delay or interfere with the Company’s plans to scale-up manufacturing or manufacture commercial quantities of its product candidates.

In those instances in which a manufacturing facility has previously been approved, the Company’s facilities will need to pass periodic follow-on inspections. The Company may be required to incur significant additional expenses in order to ensure that its facilities remain compliant with cGMP and the applicable regulatory standards.

Flutiform™ may not successfully complete the development process, achieve regulatory approval or succeed in the market if approved

Due to the inherent risk in the development of pharmaceuticals, it is possible that Flutiform™ may not successfully complete development and be launched. There can be no assurance that Flutiform™ will successfully complete clinical studies or that it will meet the regulatory requirements for commercial distribution. Flutiform™ will be the first product using the Company’s metered dose aerosol inhaler (‘‘MDI’’) technology to attempt to access the U.S. market where regulatory barriers to entry are particularly steep. Even if Flutiform™ is approved for marketing, there can be no assurance that the Company will not experience delays in the development or approval process that could adversely affect the commercial value of Flutiform™. Similarly, there can be no assurance that any regulatory approvals will not be more limited in scope than the Company currently expects. The Company currently does not have its own sales and marketing capability and is currently therefore reliant on one or more marketing partners to market Flutiform™.

In May 2006, the Company announced that it had entered into an agreement with Kos Pharmaceuticals to jointly develop Flutiform™. Kos will have exclusive rights to market Flutiform™ in the United States and a right of first negotiation in Canada. SkyePharma remains in negotiations with potential partners for Europe and other markets around the world. If, however, the Company does not obtain one or more suitable partners for other territories, the successful marketing of Flutiform™ may be adversely affected. In addition, while the Company believes there is little prospect of additional competition in the combination market until 2012 at the earliest, Flutiform™ may not achieve the competitive position that the Company anticipates.

The Company may not be able to maintain its exclusive technology rights to DepoFoam™ from the Research Development Foundation

The Company’s DepoFoam™ business depends in part on its ability to continue to use technology rights that the Research Development Foundation (‘‘RDF’’) assigned to a subsidiary of the Company on an exclusive basis. Under the agreement, RDF has the right to terminate the agreement or to convert the exclusive nature of the rights granted under the agreement into a non-exclusive right if the subsidiary does not satisfy its contractual obligations, including its obligation to make certain minimum annual payments. RDF may also terminate the agreement if the Company’s subsidiary becomes bankrupt, breaches the agreement or contests the patents relating to this technology. The termination of the subsidiary’s agreement with RDF or its conversion to a non-exclusive agreement would adversely affect the Company’s DepoFoam™ business.

Failure by the Company to ensure adequate DepoFoam™ manufacturing capacity could adversely affect the Company’s business

If the Company fails to maintain adequate manufacturing capacity in respect of its DepoFoam™ manufacturing operations, it may be unable to supply DepoCyt® to its marketing partners, Enzon Pharmaceuticals, Inc. (‘‘Enzon’’) for North America and Mundipharma International Holdings Limited (‘‘Mundipharma’’) for the European Union and certain other countries in Europe. Similarly the Company may be unable to supply DepoDur™ to its North American marketing partner, Endo Pharmaceuticals Inc. (‘‘Endo’’). DepoCyt® is currently marketed in the United States and Europe and DepoDur™ was launched in the United States in December 2004. The Company will need to expand its current manufacturing operations significantly in order to manufacture additional DepoFoam™ products. The Company will also need to comply with regulations in the United States and foreign countries relating to achieving the prescribed quality and required levels of production of its DepoFoam™ products and obtaining marketing approval.

The Company may not be able to obtain the materials necessary to continue to manufacture its DepoFoam™ products

The Company currently relies on a limited number of suppliers for materials required to manufacture its DepoFoam™ products. If the Company cannot obtain the materials it needs from its existing suppliers, the Company may not be able to access alternative sources of supply within a reasonable period of time or at commercially reasonable rates. In addition, regulatory requirements applicable to drugs tend to make the substitution of suppliers costly and time-consuming. The unavailability of adequate commercial quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of materials could adversely affect the Company’s ability to manufacture and market its DepoFoam™ products.

The Company’s manufacturing process may not be suitable for all of the DepoFoam™ products the Company desires to commercialize

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

•       the Company’s manufacturing process may not result in viable yields of DepoFoam™ products; and

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

The Company may not be able to obtain the rights to the drugs it desires to deliver through its DepoFoam™ technologies

The Company’s ability to develop and commercialize its DepoFoam™ technologies will depend on whether it and its partners can obtain the rights to the drugs, including small molecule chemical compounds and macromolecule biologics, that it intends to deliver through DepoFoam™ technology. At times, the Company intends to rely on its partners’ ability to provide this access. The Company cannot be certain, however, that its partners will have appropriate drug candidates for its DepoFoam™ technology. In addition, the Company or its partners may be alleged or determined to be infringing on third parties’ rights and may be prohibited from using such drugs or be found liable for damages. Any restriction on access or liability for damages would adversely affect the Company’s growth prospects, financial condition and results of operations.

The Company may expend significant time and resources relating to existing and potential legal proceedings and the eventual outcome of such proceedings may differ materially from management’s current estimates and beliefs

The Company is currently involved in various legal proceedings, including actions claiming alleged violations of antitrust laws and infringement of intellectual property rights. Although the Company cannot predict the outcome of these proceedings with certainty, the Company believes that these actions are without merit and is vigorously contesting these claims. Contesting these claims, however, may involve the expenditure of significant management time and resources of the Company. In addition, we cannot exclude the possibility that, contrary to management’s current estimates and beliefs, the eventual outcome of such matters will have a material adverse effect on the Company’s financial position, results of operations or liquidity. For further information on pending litigation, see ‘‘Item 8: Financial Information—Legal Proceedings’’.

The Company may incur substantial costs related to its use of hazardous materials

The Company’s research and development involves the controlled use of hazardous materials, chemicals and various radioactive compounds. Although the Company believes that its safety procedures for the handling and disposal of such materials comply with the standards prescribed by the applicable regulations, the Company cannot completely eliminate the risk of accidental contamination or injury from these materials. If such an accident occurs, the Company could be held liable for any damages that result and such liability could exceed the Company’s resources and have a material adverse effect on its business, financial condition and results of operations.

If the Company is unable to retain key personnel or attract new personnel, it could have an adverse effect on the Company’s business

The Company relies upon a number of key executives and employees and its ability to retain and attract other qualified management, scientific, technical, marketing and support personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to continue to attract and retain such personnel. The loss of the services of any of the Company’s key executives or employees could materially adversely affect its business. Associated with the Company’s divestment of its injectable business interests the Company has established a retention plan for its employees within the injectables business.

The Company’s efforts to comply with new regulatory requirements, including Section 404 of the Sarbanes-Oxley Act of 2002, could lead to the identification of deficiencies in its system of internal controls, and an inability to remedy such deficiencies could affect the Company’s perception by investors

As part of the Company’s efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 for the year ended December 31, 2006, the Company has committed substantial time and resources to evaluating and assessing the effectiveness of the Company’s internal controls over financial reporting. The Company’s evaluation and testing is ongoing, and the Company may identify deficiencies in its system of internal controls over financial reporting that require remediation. For example, the Company has identified an error made in respect of goodwill in its reconciliations to U.S. GAAP, where the Company inadvertently recorded the goodwill balances without considering the impact of foreign exchange translation upon consolidation of newly-acquired subsidiaries. As a result, the Company has restated its net assets and shareholders’ funds under U.S. GAAP to reflect the impact of the adjustments made to the Company’s goodwill for the years ended December 31, 2001, 2002, 2003 and 2004. If the Company is not able to remediate this or other identified deficiencies that either alone or together constitute material weaknesses in our internal controls, senior management will not be able to determine that internal controls over financial reporting are effective and comply with Section 404 in a timely manner. This could result in a negative perception of the reliability of the Company’s financial statements and a subsequent decline in the price of the Company’s Ordinary Shares and ADSs.

Potential conflicts of interests may arise from related party transactions

The Company and certain of its principal shareholders or their affiliates and other formerly related parties have engaged in several significant transactions among themselves in the past. Certain of these historic transactions provide for significant payments to certain principal shareholders, former directors and executive officers upon achievement of specified milestones or profit hurdles. As a result of these arrangements, conflicts of interest may arise between and among the Company, certain principal shareholders, former directors and executive officers. While there is currently no intention to enter into future related party transactions, the Company may do so in the future.

The Company acquired Krypton Limited (‘‘Krypton’’) in a share-for-share exchange in January 1996 from a number of trusts in which Ian Gowrie-Smith, who was then Executive Chairman of the Company, certain former directors and a former employee of the Company had interests. See ‘‘Item 7: Major Shareholders and Related Party Transactions—Certain Arrangements in Respect of the Krypton Acquisition’’.

At June 23, 2006, the Company owned 39.8% of Astralis LTD (‘‘Astralis’’). Astralis and the Company are parties to several agreements concerning the development of Astralis’ novel injectable vaccine therapy, for the treatment of all forms of psoriasis, a chronic skin disorder. See ‘‘Item 7: Major Shareholders and Related Party Transactions—Other Arrangements’’.

At June 23, 2006, the Company owned 23.6% of Vital Living, Inc. (‘‘Vital Living’’). The Company has entered into a contract to develop certain products for Vital Living that incorporate its Geomatrix™ technology. See ‘‘Item 7: Major Shareholders and Related Party Transactions—Other Arrangements’’.

At June 23, 2006, the Company owned 9.4% of Micap PLC (‘‘Micap’’). During 2003 the Company investigated the pharmaceutical applications of Micap’s micro-encapsulation technology in the areas of oral and topical drug delivery. The Company has exercised an option granted to it under one of its agreements with Micap to complete a technology access and license agreement with Micap and has selected ten nominated compounds pursuant to such license. However, it became clear that for those drugs currently under development there were limited applications and so in September 2005, the Company surrendered all rights under the license agreement back to Micap. See ‘‘Item 7: Major Shareholders and Related Party Transactions—Other Arrangements’’.

Although the Company anticipates that any future related party transactions and agreements will be on terms no less favorable to the Company than it could obtain in comparable contracts with unaffiliated third parties, there can be no assurance that conflicts of interest will not arise between the Company and the principal shareholders or their affiliates with whom they have entered into agreements.

Exchange rate fluctuations may adversely affect the Company’s results of operations and financial position

Approximately 61% of the Company’s revenues for the year ended December 31, 2005, were derived from customers located outside the United Kingdom. Since the revenue and expenses of the Company’s foreign operations are generally denominated in U.S. dollars, Euros and Swiss francs, exchange rate fluctuations between such currencies and the pound sterling will subject the Company to foreign exchange risk with respect to the reported results of its foreign operations. The Company does not currently hedge against the effect of currency translation on its reported results, but does, where appropriate, seek to hedge its exchange rate risk on particular transactions. Fluctuations between local currencies and the pound sterling may materially adversely affect the Company’s financial condition and results of operations. See ‘‘Item 5: Operating and Financial Review and Prospects’’.

The Company’s Ordinary Shares trade on the London Stock Exchange in pound sterling and the ADSs trade on The Nasdaq National Market in U.S. dollars. The value of the ADSs in U.S. dollars may fluctuate as a result of fluctuations in the U.S. dollar/pound sterling exchange rate.

The market price of the Company’s Ordinary Shares and ADSs may be adversely affected by market volatility and liquidity

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

The value of shares can go down as well as up and the market in the Company’s Ordinary Shares and ADSs may have limited liquidity. The market price of an investment in the Company may not reflect the underlying value of the Company’s net assets.

Issuances or sales of a substantial number of the Company’s Ordinary Shares or ADSs could adversely affect their market price

Issuances or sales of a substantial number of Ordinary Shares or ADSs could adversely affect the market price of the Company’s Ordinary Shares and ADSs. As of June 23, 2006, certain principal shareholders and the directors and officers of the Company, as a group, held 29.6% of the Company’s outstanding Ordinary Shares. Shares may be eligible for future sale subject to the conditions imposed by

Rule 144 and Regulation S under the Securities Act of 1933. If one or more of the Company’s principal shareholders were to sell a substantial portion of the Company’s Ordinary Shares or ADSs, the trading price of the Company’s Ordinary Shares or ADSs could be adversely affected.

Principal shareholders may influence the outcome of shareholder approvals and hinder a change in control that might be in other shareholders  interest’s

As of June 23, 2006, certain principal shareholders and the directors and officers of the Company as a group owned approximately 29.6% of the Company’s outstanding Ordinary Shares. As a result, the directors and officers of the Company, together with such shareholders, may be in a position to influence the election of the Company’s directors and officers and other corporate actions that require shareholder approval. This concentration of voting powers may hinder changes or corporate actions that are in the interests of other shareholders.

The Company’s shareholders may not receive a return on their shares other than through the sale of their shares

Under current U.K. law, a company’s accumulated realized profits must exceed its accumulated realized losses (on a non-consolidated basis) before dividends can be paid. The Company has not paid dividends in the past on its Ordinary Shares. The Company intends to retain earnings, if any, for use in its business and does not anticipate paying any cash dividends in the foreseeable future. Accordingly, other than through the sale of their shares, the Company’s shareholders are unlikely to receive a return in the foreseeable future.

Item 4:                       Information on the Company

HISTORY AND DEVELOPMENT

Overview

SkyePharma PLC is a public limited company organized under the laws of England and Wales with its registered office at 105 Piccadilly, London W1J 7NJ, telephone number + 44 (0) 20 7491 1777.

SkyePharma PLC, which was formerly named Black & Edgington Group PLC, was incorporated on 18 February 1910. As Black & Edgington Group PLC, it was engaged in the provision of temporary structures for major events. In January 1996, the name of the Company was changed to SkyePharma PLC and the nature of its activities to pharmaceuticals. Today the Company is a speciality pharmaceutical company, using its multiple drug delivery technologies to create a product pipeline for out-licensing to marketing partners.

The Company, as currently operated, was formed substantially from the 1996 acquisition of Jago Holding AG, the 1999 acquisition of DepoTech Corporation, the 2001 acquisition of RTP Pharma Inc and the acquisition of certain other technologies as set out below.

Corporate Acquisitions

The Company acquired Jago, a Swiss drug delivery company which commenced operations in 1983, from Dr. Gonella in May 1996. The total consideration paid by the Company to acquire Jago was approximately £100.8 million in cash (plus a prepayment of £3.9 million ($6.0 million)) and approximately 30.7 million Ordinary Shares (valued at 75 pence per share). The Company agreed to pay additional consideration to Dr. Gonella pursuant to an earn-out arrangement. On March 31, 2000, a settlement agreement was signed establishing the full and final settlement of the deferred consideration payable to Dr. Gonella the last remaining provisions of which lapsed on 3, May 2006. See ‘‘Item 7: Major Shareholders and Related Party Transactions—Certain Arrangements in Respect of the Jago Acquisition’’. Through the acquisition of Jago, SkyePharma acquired the Geomatrix™ range of oral controlled release systems and a new generation of inhalation technologies.

In October 1998, the Company acquired 16% of the common stock of DepoTech Corporation (‘‘Depotech’’) of San Diego. In March 1999, the Company acquired the remaining 84% of the outstanding shares by issuing to the former DepoTech shareholders 28.3 million SkyePharma Ordinary Shares in the form of ADSs, plus the right to receive additional shares if certain conditions were satisfied. The conditions were satisfied in 1999 and 2000. Through this acquisition, the Company acquired the DepoFoam™ technology. DepoTech was renamed SkyePharma Inc. SkyePharma Inc. is SkyePharma’s center for the development and manufacture of injectable, sustained-release therapeutic products.

In July 2001, the Company acquired an initial 40.2% of the voting shares of RTP Pharma Inc. (‘‘RTP’’) of Montreal, Canada in return for the issue of SkyePharma Ordinary Shares and acquired $5.0 million (£3.5 million) of preferred shares in RTP for cash. During the following 90 days the Company acquired an additional $10 million (£6.9 million) of preferred shares in RTP in return for the issue of additional SkyePharma Ordinary Shares. In March 2002, the Company announced the completion of the acquisition of the outstanding voting shares in RTP in return for the issue of SkyePharma Ordinary Shares plus deferred consideration which was settled in June 2003. RTP was renamed SkyePharma Canada Inc. (‘‘SkyePharma Canada’’) and specialized in improving the solubility of drugs using its Insoluble Drug Delivery (‘‘IDD’’) technology platform. During 2003, the Company substantially reduced the staff of SkyePharma Canada and outsourced its activities to other SkyePharma sites.

In January 1996, the Company acquired 100% of the outstanding share capital of Krypton, a Gibraltar-based company which holds development rights to certain generic drugs, in return for the issue of Ordinary Shares and warrants to subscribe for additional Ordinary Shares. The Company agreed to pay additional consideration in respect of the Krypton acquisition. See ‘‘Item 7: Major Shareholders and Related Party Transactions—Certain Arrangements in Respect of the Krypton Acquisition’’.

In January 1997, the Company acquired a pharmaceutical manufacturing and production facility near Lyon, France by acquiring 100% of the issued and outstanding share capital of Laboratories Novalis Production SAS (‘‘Novalis’’), a French company, from Wyeth-Ayerst International Inc., (‘‘Wyeth’’). After the acquisition, Novalis changed its name to Jago Production SAS and later to SkyePharma Production SAS.

In January 2004, SkyePharma converted its 2 million series A convertible preferred shares that it had previously held in Astralis Limited (‘‘Astralis’’), an emerging biotechnology company based and incorporated in the United States, into 25 million common shares, 12.5 million of these being in escrow. In December 2004, SkyePharma signed conditional stock purchase and assignment agreements with two former Astralis directors to acquire 11.2 million common shares of Astralis and appoint a further two directors representing SkyePharma to the Astralis Board. As a result of these events, the investment has been treated as an associated undertaking from December 2004. In March 2005, the conditions of the stock purchase and assignment agreements were satisfied and the Company completed the purchase of 11.2 million shares from the two former directors of Astralis in exchange for approximately 5.5 million common shares in the Company. As at December 31, 2005, the total SkyePharma holding was 36,393,900 common shares and 20,000 warrants, representing approximately 40% of the common shares of Astralis.

Technology Acquisitions

In July 1999, the Company acquired intellectual property, license agreements, know-how and trademarks related to nano-particulate drug delivery technology for the delivery of poorly soluble drugs from Medac GmbH (‘‘Medac’’), a private German pharmaceutical company. As consideration for the acquisition, the Company paid cash and issued Ordinary Shares to Medac. In addition, future royalties will be paid to Medac on net sales of marketed products using nano-particulate technology.

In October 1999, the Company acquired the tangible assets and intellectual property of Hyal Pharmaceutical Corporation in Canada (‘‘Hyal’’) from the court-appointed receiver and administrator of Hyal. Hyal was a drug delivery company that developed products using its topical drug delivery technologies based on hyaluronan (also called hyaluronic acid or hyaluronate, ‘‘HA’’), a natural polymer, which are primarily designed to maintain efficacy and localize delivery of drugs to the skin for the treatment of a variety of skin disorders.

In December 2000, SkyePharma licensed rights to three topical drug delivery technologies, Crystalip, DermaStick and the ES-Gel system, from Bioglan AB, a Swedish subsidiary of Bioglan Pharma PLC (‘‘Bioglan’’). Under the terms of the agreement, SkyePharma paid cash and obtained certain exclusive development and commercial rights in relation to new products from the Crystalip and DermaStick technologies and also the right to develop with Bioglan two new products using the ES-Gel system.

In May 2002, SkyePharma acquired the entire drug delivery business of Bioglan AB for cash, including acquisition costs, and the assumption of £0.4 million of net liabilities. The acquired rights included Bioglan’s Biosphere™  injectable technology and those rights to DermaStick, Crystalip and ES-Gel topical drug delivery technologies that had remained with Bioglan after the December 2000 licensing agreement with Bioglan. During 2004 the Company completed the transfer of the activities of SkyePharma AB to other SkyePharma sites.

In January 2003, SkyePharma announced a strategic investment in Micap PLC (‘‘Micap’’), a private company providing patented micro-encapsulation technology. Micro-encapsulation technology is a process by which tiny droplets or particles of liquid or solid material are surrounded or coated with a continuous film of polymeric material. During 2003, SkyePharma investigated the pharmaceutical applications of Micap’s micro-encapsulation technology in the areas of oral and topical drug delivery. In March 2004, the Company exercised an option to enter into a technology access and license agreement with Micap that allows the Company to use Micap’s encapsulation technology in up to ten nominated pharmaceutical products to be selected by SkyePharma. However, it became clear that for those drugs currently under development there were limited applications and so in September 2005, the Company surrendered all rights under the license agreement back to Micap.

In June 2004, SkyePharma announced that it had entered into a strategic alliance with Vectura Limited (‘‘Vectura’’) in the area of pulmonary delivery technologies. Through this alliance, SkyePharma acquired rights to use Vectura’s Aspirair dry powder inhaler device for certain macromolecules on a non-exclusive basis. As part of the alliance, SkyePharma also made an equity investment in Vectura, subscribing for 800,000 ordinary shares at a price of £2.50 per share. In June 2004, Vectura undertook an initial public offering and the Company’s shareholding was converted into 3.2 million ordinary shares, representing approximately 3% of Vectura’s ordinary share capital. In October 2005, SkyePharma sold 2.0 million of its shares in Vectura. The remaining 1.2 million shares were sold in January 2006. Due to the Company’s focus on other inhalation projects, the Company did not progress the alliance on Aspirair and the agreement has now lapsed.

Recent Developments

Flutiform™

The Company believes that its inhalation product Flutiform™ has substantial commercial value. However, during 2005 the Company did not complete a development agreement for Flutiform™. Faced with the prospect of a delay to the development of this important product, which might have impaired its commercial potential, the Company took the decision in September to raise £35 million (net of expenses) by means of a rights issue to keep Flutiform™ on its planned development timeline through Phase III. As such, the target launch date for Flutiform™ in the United States remains 2009.

Prior to reaching the decision to ask shareholders for funding, the Company explored a number of financing alternatives to fund the development of Flutiform™ and also a variety of strategic options for the Company. These included discussions concerning a transaction that, had it been successful, would have created a combined company that could have marketed Flutiform™ itself in some markets. The discussions were called off by the Company due to uncertainties over the other party’s prospects.

In May 2006 the Company announced that it had entered into an agreement with Kos Pharmaceuticals, to jointly develop Flutiform™. Kos will have exclusive rights to market Flutiform™ in the United States and a right of first negotiation in Canada. SkyePharma remains in negotiations with potential partners for Europe and other markets around the world.

Strategic Review

In November 2005, the Company received a takeover approach from Innovata PLC. As a result, the Board of Directors felt that it was in shareholders’ interests to explore all options and consequently undertook a full strategic review of all the options open to the Company.

The conclusion of this review in early 2006 did not lead to an offer for the entire Company on terms that the Board of Directors felt able to recommend to shareholders. However, there were expressions of interest in individual parts of the business. The Board announced the outcome of the strategic review on February 2, 2006. The Board concluded that in the interests of achieving sustainable profitability in the near term, and in order to improve the Company’s cash flow position, the Company should concentrate on oral and inhalation products and divest its injectable business interests.

Changes in Board of Directors

In January 2006, certain shareholders requisitioned an Extraordinary General Meeting (“EGM”) seeking to remove the Company’s then Chairman and to appoint a nominated director to the Company’s Board of Directors with the ultimate aim of having him appointed as Executive Chairman. Although this motion was defeated at the EGM in early March 2006, the Board of Directors has since made a number of changes and introduced a process whereby major investors are now involved in the selection of new Non-Executive Directors. Jerry Karabelas was appointed as Non-Executive Chairman in February 2006, Frank Condella was appointed as Chief Executive Officer in March 2006 and Ken Cunningham was appointed as Chief Operating Officer in April 2006. The changes to the membership of the Company’s Board of Directors are set out in “Item 6:  Directors, Senior Management and Employees—Directors and Senior Management.’’

BUSINESS OPERATIONS

Overview

The Company is a specialty pharmaceutical company, using its multiple drug delivery technologies to create a product pipeline for out-licensing to marketing partners. The Company develops novel therapeutic drugs based on its technology platforms for delivering drugs to the human body.

The following table shows the Company’s turnover, operating loss and net loss for the two years ending December 31, 2005.

	Year ended December 31,
	2004	2005
	(in £ millions)
Revenue
Oral, Inhalation and Other	49.6	50.8
Injectable	25.6	10.5
	75.2	61.3
Operating loss pre impairments and abortive transaction costs items
Oral, Inhalation and Other	1.0	2.5
Injectable	(1.4)	(18.6)
	(0.4)	(16.1)
Loss for the Year	(18.6)	(50.9)

Strategy

The Company’s strategy is to become a leading specialty pharmaceutical company powered through excellence in drug delivery. It uses multiple technologies to build a product pipeline for commercialization through out-licensing to co-development and marketing partners. The Company continually strives to acquire and develop new technologies and products to grow its position in the oral and inhalation drug delivery areas. The Company ultimately plans to selectively market its own products in targeted therapeutic areas.

In late 2005 and early 2006, the Board of Directors conducted a full strategic review of all the options open to the Company and announced the outcome on 2 February 2006. The Board concluded that in the interests of achieving sustainable profitability in the near term, and in order to improve the Company’s cash flow position, the Company should concentrate on oral and inhalation products, and divest its injectable business interests.

The Company’s strategy for achieving these objectives consists of the following elements:

•       Divest the injectables business and focus on oral and inhalation products. The proposed divestment of the injectable business interests, which the Company expects to be subject to approval by shareholders, would not only provide cash but also relieve the Company of a significant cash requirement and future capital expenditure. The Company believes that the remaining oral and inhalation business may be able to achieve profitability in the near term. Furthermore, with a more focused use of resources the Company would be in a better position to further develop its pipeline of oral and inhalation products. Funds raised by the divestment of the injectables business will be available to accelerate the development of certain pipeline products whose development has had to be delayed in recent years. Several of these products are at an early stage of development but would address important therapeutic areas. Following the divestment of the injectables business, development activities will continue to be based in Muttenz, Switzerland and manufacturing in Muttenz and Lyon, France.

•       Selectively Fund a Number of Key Projects to a Later Stage of Development. The Company’s strategy in recent years has been to self-fund certain products to a late stage of development, prior to licensing the products to marketing partners. This has allowed the Company to increase its share of the potential revenue streams from these products and gain greater control over the development process. A recent example of this is the Board’s decision in September 2005 to fund Phase III clinical trials of Flutiform™ with the proceeds of a rights issue prior to entering into an out-licensing arrangement with Kos for the North American marketing and distribution rights of Flutiform™ in May 2006.

•       Develop Existing and New Collaborative Agreements. In order to increase the market exposure of its products and to capitalise on its collaborative partners’ market position and distribution capabilities, the Company intends to continue to develop its projects with its existing collaborative partners, expand its collaborations with existing partners to include new projects, and to seek new partners. In addition, the Company will focus its efforts on working with partners to maximise revenues from existing and future marketed products. The Company has increasingly focused on undertaking additional value added services, such as assuming responsibility for development and regulatory activities and seeking to retain manufacturing and co-marketing rights, which may allow it to increase its share of the potential revenue stream from these collaborations. As part of this strategy, the Company has also reduced its focus on up-front and milestone payments and aimed instead to gain an increased share of royalties and longer term revenues.

•       Seek to Retain Manufacturing Rights/and or Marketing Rights on Future Collaborations. The Company employs personnel who specialize in manufacturing products utilizing the Company’s technologies in commercial quantities. Where it makes commercial sense, it will pursue long-term manufacturing and supply agreements with licensees of the Company’s products. The Company may also seek to retain marketing rights in respect of future products which it could co-market or ultimately market itself in specific targeted therapeutic areas. Currently the Company has no direct marketing capability but at the appropriate time may seek to develop or acquire its own marketing capability. This strategy should not only give it greater control over revenue generation but could also improve gross profit margins.

•       Expand the Application of the Company’s Core Technologies. The Company intends to continue to expand the application, increase the value and extend the commercial life of its oral, inhalation and enhanced solubilization technologies, by seeking to develop technology improvements, expand patent coverage, acquire complementary technologies and realise synergies between these technologies. The Company may seek to acquire additional add-on technologies, that are complementary to its existing technologies. The Company intends to focus on technologies it believes are capable of commercial realisation in the near term and will also seek to acquire or license new drug delivery platforms and enabling technologies that the Company believes have significant commercial applicability.

Drug Delivery Platforms

The Company’s business is comprised of two reportable segments within the meaning of SFAS 131, Oral, Inhalation and Other and Injectable.

Oral, Inhalation and Other

Oral

The original Geomatrix™ technology was developed by a team of researchers at the University of Pavia in Italy in the early 1980s. The Company acquired the technology through its acquisition of Jago in 1996 and has subsequently pursued the development of the Geomatrix™ platform of oral controlled-release systems. Geomatrix™ is a range of technologies by which drugs taken orally in tablet form are formulated so as to control the amount, timing and location of the release of the drug in the body. There are currently eight Geomatrix™ technologies designed to meet a wide range of therapeutic objectives through different release mechanisms. The technologies are flexible and can be modified to apply to a variety of pharmaceutical products.

The Company collaborates with large pharmaceutical companies to develop Geomatrix™ formulations of its collaborative partners’ proprietary products. The Company focuses its research and development efforts on the reformulation of existing drugs using its technologies rather than the discovery of new chemical compounds. In reformulating an existing drug, the Company seeks to enhance the therapeutic and commercial value of the product by creating an improved outcome formulation that may mitigate certain side effects, reduce dosing and extended patent protection.

Approved Geomatrix™ Products

The following table summarizes certain information on the Company’s approved products that utilize Geomatrix™ technologies. The major marketed products are discussed further below.

Product	Indication	Regulatory Approvals and Year of First Approval	Collaborative Partner
Paxil CR™	CNS	United States (1999)	GlaxoSmithKline
Xatral® OD/Uroxatral®	Genito-Urinary	United States (2003) Europe (2000)	Sanofi-Aventis
Coruno	Angina	Belgium (2002)	Therabel
Madopar DR	Parkinson’s Disease	Luxembourg (2003)	Hoffmann-La Roche
Diclofenac-ratiopharm-uno	Arthritis	Germany (1995)	ratiopharm

Paxil CR™   is marketed in the United States, Canada and certain other countries. It is a modified release version of Paxil®/Seroxat (paroxetine HCL) which uses a combination of two Geomatrix™ release systems. Paxil® is an FDA-approved drug that is currently marketed primarily in the United States and Europe and is an immediate release formulation prescribed for central nervous system disorders.

An application for approval of Paxil CR™ was filed with the FDA by SmithKline Beecham (now part of GlaxoSmithKline) in December 1997 and approved by the FDA in February 1999 for the 12.5 and 25mg dosage forms. In early 2001, GlaxoSmithKline, the Company’s collaborative partner in the development of Paxil CR™, announced that it had received an approvable letter from the FDA for a second CR indication, panic disorder. On April 19, 2002, Paxil CR™ was launched in the United States for the treatment of central nervous system and panic disorders. The FDA has subsequently approved Paxil CR™ for the continuous treatment of premenstrual dysphoric disorder (‘‘PMDD’’) (September 2003), social anxiety disorder (October 2003) and the intermittent treatment of PMDD (February 2004). In January 2004, the Therapeutic Products Directorate of Health Canada approved Paxil CR™ for the treatment of central nervous system disorders, panic disorder and social anxiety disorder.

On March 4, 2005, GlaxoSmithKline announced that the FDA had halted supplies of Paxil CR™ due to manufacturing issues. SkyePharma provided the formulation of Paxil CR™, but has no involvement in its manufacturing. GlaxoSmithKline announced the resupply of Paxil CR™ on June 27, 2005.

On April 28, 2005, the Company announced that it had entered into an amendment agreement with GlaxoSmithKline in respect of Paxil CR™. Under the terms of the amendment agreement, GlaxoSmithKline made a one-time payment of approximately $10 million to the Company. In addition, the Company became entitled to an increase in the royalty rate from 3% to 4% on actual net sales of Paxil CR™, with effect from March 4, 2005. As GlaxoSmithKline was unable to supply Paxil CR™ in the United

States between March 4, 2005 and June 27, 2005, when GlaxoSmithkline announced the resupply of Paxil CR™ in the United States, GlaxoSmithKline also agreed to pay SkyePharma the same level of royalty on GlaxoSmithKline’s budgeted sales of Paxil CR™ from March 4, 2005, while the product remained off the market, subject to other terms of the agreement.

Xatral® OD is marketed in the United States (under the name Uroxatral®), Europe, Canada and certain countries in Africa, Asia and Latin America. It is a once daily Geomatrix™ formulation of alfuzosin used for the treatment of the functional symptoms of benign prostatic hyperplasia, a common condition in men over the age of 50, which was developed in conjunction with Sanofi-Synthelabo (now Sanofi-Aventis). In January 2000, Sanofi-Aventis announced that it had received the first batch of European marketing approvals for Xatral® OD. Uroxatral® was launched in the United States in November 2003. In March 2004, Sanofi-Aventis announced that it had begun to market Uroxatral® directly to primary care physicians in the United States. In addition to the United States, the product is now launched throughout Europe, Canada and certain countries in Africa, Asia and Latin America. Xatral® OD is now approved for a second indication, acute urinary retention, in more than 50 countries, including 24 in Europe. However Sanofi-Aventis is no longer pursuing U.S. approval for this indication.

Coruno® is a once per day Geomatrix™ formulation of molsidomine, currently marketed in Europe and used to treat angina pectoris, a common symptom of coronary heart disease. The Geomatrix™ controlled release technology in Coruno® enhances patient compliance and convenience by reducing the dosing requirement to once per day. Coruno® was developed in conjunction with the Therabel Group (‘‘Therabel’’) and was approved by the Belgian regulatory authorities in 2002 for marketing in Belgium. In April 2003, Therabel launched Coruno® in Belgium. Subsequently, Coruno® was approved and launched in Luxembourg.

Geomatrix™ Products in Development

The following table summarizes certain information on the Company’s products under development that utilize Geomatrix™ technologies. The major products in development are discussed further below.

Product	Modified	Therapeutic Category	Development Status	Collaborative Partner
Requip® Once-a-Day	Yes	Parkinson’s Disease	Phase III completed	GlaxoSmithKline
zileuton CR	Yes	Asthma/COPD	Phase III completed	Critical Therapeutics
Lodotra™	Yes	Inflammatory Conditions	Phase III completed	Nitec
nisoldipine CR	Yes	Cardiovascular	Phase I completed	Sciele Pharma

Requip® Once-a-day is a once daily dosage form of Requip® (ropinirole), which is an FDA-approved drug that is currently marketed, primarily in the United States and Europe by GlaxoSmithKline. As it is currently marketed, Requip® is an immediate release formulation administered three times daily and is prescribed for Parkinson’s disease, a chronic progressive disease in which the degeneration of nerve cells in the brain eventually impairs the ability to control body movements. In December 2005, GlaxoSmithKline submitted Requip® Once-a-day for approval by U.S. and European regulatory authorities for the treatment of Parkinson’s disease. This new once-daily oral formulation of Requip® incorporates the Company’s Geomatrix™ oral controlled-release delivery technology, which is expected to improve patient convenience. The FDA has raised some administrative issues that were identified in the preliminary initial review and which led GlaxoSmithKline to withdraw the U.S. filing. The Company has been informed that it is the intention of GlaxoSmithKline to resubmit in late 2006. It is not expected that the European regulatory review process will be affected by FDA issues.

Zileuton is an FDA-approved drug for asthma and Chronic Obstructive Pulmonary Disease (‘‘COPD’’). A four times a day immediate-release version of zileuton was marketed by Abbott Laboratories (‘‘Abbott’’) as Zyflo® Filmtab (zileuton tablets). SkyePharma, together with Abbott, developed a controlled-release formulation of zileuton using its Geomatrix™ technology for twice daily administration. Abbott completed Phase III trials to use this product to treat asthma. In January 2004, SkyePharma announced an agreement with Critical Therapeutics Inc. (‘‘CTI’’), to whom Abbott sub-licensed zileuton, to collaborate on the further development of this formulation for the indications of moderate to severe asthma and COPD. Because of changes in the active pharmaceutical ingredient supplier and manufacturer, the formulation will need further in vivo (human) testing before an application may be filed. CTI announced in January 2006 that it had initiated two studies designed to support an NDA for the twice-daily version of Zyflo® (zileuton). These studies were recently completed and CTI expects to file the controlled release version with the FDA in the third quarter of 2006. Once approved by the FDA, CTI intends to market this product in the United States through its own specialist sales force.

Other Oral Products in Development

In addition to the products in the above table, the Company has a number of other Geomatrix™ projects in earlier stages of development. For a description of the development process, including definitions for development status stages, see ‘‘Research and Development—Development Process for Brand-Name Pharmaceuticals’’.

Inhalation

The Company is developing advanced technologies to deliver medicines via a patient’s lungs without relying on chlorofluorocarbon “CFC” based propellants, which are considered environmentally harmful. The Company is working with two types of such inhalation systems:

•       MDI Technologies—Metered dose aerosol inhalers (‘‘MDI’’), the most widely used systems for inhalation drug delivery, have been in existence for more than 40 years and are primarily used to deliver asthma medications and other small molecule drugs to the lung, although significant advances have been made in recent years in the delivery of large molecule drugs, such as peptides and proteins, via the lung. MDI technologies rely on stable drug formulations with non-CFC propellants, hydrofluroalkanes (‘‘HFAs’’), to deliver the required therapy. In its MDI development work, the Company focuses on the formulation of drugs for use in MDIs manufactured by others.

•       DPI Technologies—Dry powder inhaler (“DPI”) technology has emerged as an effective means of delivering asthma medications to the pulmonary system without the use of CFC propellants. Under the brand name “SkyeHaler™”, the Company is developing a DPI that requires no propellant but instead is breath-actuated to deliver drugs in a fine powder suspension. In its dry powder inhaler development work, the Company focuses both on the development of the device and associated dry powder formulations.

In both its MDI and DPI development work, the Company’s objective is to maximize the efficiency of the delivery system while addressing commercial requirements for reproducibility, formulation, stability, safety and convenience. The Company has assembled a team of researchers with substantial experience to develop proprietary techniques and methods that it believes will produce stable and reproducible dry powder and aerosol formulations. To achieve this goal, the Company is combining an understanding of lung biology, aerosol science, chemical engineering and mechanical engineering.

Approved Inhalation Products

There are two approved drugs that use the Company’s Inhalation technologies

Product	Indication	Regulatory Approvals and Year of First Approval	Collaborative Partner
Foradil® Certihaler™	Asthma	Switzerland (2005)	Novartis
Pulmicort® HFA-MDI	Asthma	Finland (2006)	AstraZeneca

Foradil® Certihaler™. The Company has developed a DPI device with the compound formoterol pursuant to a collaborative agreement with Novartis. The Foradil® Certihaler™ has now been approved in 24 countries in Europe, the Middle East and Latin America. The product was launched in Germany and Switzerland in September 2005, but a batch recall from these markets was initiated in January 2006 because of concerns that accidental mishandling of the device had resulted in inaccurate dosing in a small number of cases. SkyePharma is collaborating with Novartis and the relevant health authorities to investigate the matter and the actions necessary before the product can be returned to the market. These are likely to include minor modifications of the device to prevent the occurrence of inaccurate dosing, while the key device characteristics are expected to be left unchanged. In the United States, Novartis received an approvable letter for the Foradil®   Certihaler™  from the FDA in October 2003, a second approvable letter in December 2004 and a third “approvable” letter in April 2006 requiring device modification to prevent inaccurate dosing following accidental mishandling as a prerequisite for approval, in line with the European requirements. Novartis is currently working with the FDA on the most effective way to address its concerns.

Pulmicort® HFA-MDI . The Company has entered into a collaborative agreement with AstraZeneca to develop the next generation of AstraZeneca’s Pulmicort® (budesonide) HFA—MDIs for the European market. Phase III clinical studies in Europe were completed in July 2004 and on June 28, 2005 AstraZeneca announced that it had filed an application for approval of this product for the first country in Europe. In February 2006, the product received approval in Finland, its first European market and other European approvals may be received in 2006. The currently available MDI formulation of Pulmicort® has been on the market since 1981 and uses CFCs as the propellant, which will now be replaced by the non-ozone depleting device using HFAs as the propellant. SkyePharma developed this new HFA-MDI formulation, which employs its proprietary formulation technology, and also conducted the clinical development programme for AstraZeneca.

Inhalation Products in Development

The table below summarizes inhalation products currently under development.

Product	Therapeutic Category	Development Status	Inhalation System	Collaborative Partner
Flutiform™	Asthma/COPD	Phase III in progress	HFA-MDI	Kos/SkyePharma
QAB 149	Asthma/COPD	Phase II completed	DPI	Novartis
HFA-formoterol	Asthma/COPD	Phase II completed	HFA-MDI	SkyePharma

Flutiform™. The Company is developing Flutiform™, a CFC-free metered-dose aerosol inhaler containing a fixed-dose combination of the long-acting bronchodilator formoterol with the inhaled steroid fluticasone for the treatment of asthma and COPD. A single delivery device containing two separate agents with complementary therapeutic roles (steroids are anti-inflammatory and address the underlying causes of asthma, whereas bronchodilators control the remaining symptoms of those attacks) brings convenience benefits for patients. In 2005, the Company completed phase II trials and a review of development activities with the FDA and European regulatory agencies and subsequently the Company initiated Phase III trials for Flutiform™ in February 2006. The product is on track for its target filing date with the FDA in the second half of 2007 with U.S. market entry expected in early 2009. In May 2006 the Company announced that had entered into an agreement with Kos Pharmaceuticals to jointly develop Flutiform™. Kos will have exclusive rights to market Flutiform™ in the United States and a right of first negotiation in Canada. SkyePharma could receive up to $165 million in milestone payments on the achievement of all regulatory and revenue targets (of which $25 million has been paid upfront) together with royalties on sales by Kos. SkyePharma remains in negotiations with potential partners for Europe and other markets around the world.

QAB 149 (indacaterol) is Novartis’ novel inhaled long-acting bronchodilator with rapid onset of action, which has completed Phase II development for both asthma and COPD. The QAB 149 development used the Company’s Certihaler™ and related formulation technology in this second collaboration with Novartis. After the report of inaccurate dosing following accidental mishandling of the device, Novartis is currently revising future QAB 149 development plans. The Company cannot be certain that such plans will include the use of the Company’s Certihaler™.

Formoterol HFA-MDI is a formulation of the long-acting bronchodilator formoterol in an HFA-MDI. This product has completed Phase II development. However, because of the growing use of combination products for asthma and COPD, there is now a correspondingly diminishing market opportunity for single agent bronchodilators. The Company is undertaking a strategic review of the commercial viability of this product.

The Company also has a number of other projects at earlier stages of development utilizing its inhalation technology.

Topical

The Company’s topical drug delivery technologies are primarily designed to maintain efficacy and localise delivery of drugs to the skin for the treatment of a variety of skin disorders. The Company’s portfolio of topical drug delivery technologies consist of HA-based technologies, Crystalip, DermaStick and the ES-Gel system.

HA-based technologies are topical drug delivery technologies based on HA, a natural polymer, which is designed to maintain efficacy and localize the delivery of drugs to the skin for the treatment of a variety of skin disorders. The properties of HA enables drugs to potentially be targeted to and held at the site where the drug is needed. As a result, the Company believes formulations employing HA-based technologies may result in decreased systemic side effects or enhanced therapeutic effect.

Approved Topical Products

The Company has one approved topical product:

Product	Indication	Regulatory Approvals and Year of First Approval	Marketing Partner
Solaraze®	Actinic Keratosis	United Kingdom (1997)	Shire Pharmaceuticals
		United States (2000)	Bradley Pharmaceuticals

Solaraze® is a topical gel used to treat actinic keratosis, a pre-cancerous skin condition caused by over-exposure to the sun. It is a formulation of HA and the non-steroidal anti-inflammatory drug diclofenac. Solaraze® has been shown to be an effective topical product for actinic keratosis. Compared with other actinic keratosis treatments, Solaraze® is non-invasive, non-scarring and is well tolerated by patients. Solaraze® is licensed to Bradley Pharmaceuticals Inc. in the United States and to Shire Pharmaceuticals PLC in Europe and Australia. It is currently marketed in the United States and various countries in Europe. Shire filed for approval in Australia in 2005 and in June 2006, Shire learned that the Australian regulatory agency has recommended rejection of the application. Shire is currently considering whether to appeal this decision.

Topical Products in Development

On April 29, 2004, the Company announced that it had licensed the rights to its dermatology assets, which account for substantially all of its topical drug delivery technologies, for those territories that are not covered by existing licenses, to Trigenesis Therapeutics, Inc. (‘‘Trigenesis’’). The rights relate to three marketed drugs, including Solaraze® for those territories not already licensed, rights to six pipeline products, including Hyclinda and Acyclovir, and a range of six proprietary and complementary delivery technologies, including HA-based technologies, Crystalip, Dermastick, ES-Gel, Dissocubes and Solid Lipid Nanoparticles. Under the agreement, Trigenesis is obligated to exploit the dermatology assets covered by the license and to continue the development of those drug candidates that are currently in the pipeline stage. Trigenesis has also assumed the majority of SkyePharma’s existing obligations to third parties with respect to the development of these drug candidates. All rights granted by the Company to licensees under existing licenses remain unaffected by the agreement. In addition, the Company has retained the right to use the technologies subject to the license for the development of a number of new chemical entities in the dermatology area and, in certain cases, also for non-dermal applications. In May 2004, Trigenesis was acquired by Dr Reddy’s Laboratories Limited (‘‘Dr Reddy’s’’), an Indian pharmaceutical company. Dr Reddy’s assumed all the obligations of Trigenesis.

Solubilisation

Solubility of drugs is an essential factor for all drug delivery systems, independent of the route of administration. Poor solubility may lead to a range of problems including poor bioavailability, increased toxicity, variability of absorption when taken with food and poor efficacy. The Company believes that a large number of existing marketed drugs and newly synthesised compounds have solubility problems. The Company’s solubilisation technologies consist of two complementary technologies, the nano-particulate and the Insoluble Drug Delivery (“IDD™”) technologies. Both technologies aim to improve a drug’s solubility by reducing the size of the particules. It has been demonstrated in laboratory testing that the saturation solubility of many drugs can be improved by reducing particle size below one micron in diameter. The Company is using its solubilisation technology platform to enhance the uptake and safety of water insoluble drugs across a broad range of therapeutic classes including anaesthetics, anti-cancer agents and immune suppressants. It is intended that the solubilisation technologies will be used to complement and enhance the Company’s other drug delivery systems.

Approved Solubilisation Products

The Company has one approved solubilization product.

Product	Indication	Regulatory Approvals and Year of First Approval	Marketing Partner
Triglide®	Cardiovascular	United States (2005)	Sciele Pharma

Triglide® is an IDD™ formulation of fenofibrate which the Company was initially developing in partnership with an undisclosed pharmaceutical company. During 2003, the Company and its partner re-negotiated the terms of their agreement and the Company re-acquired rights to the product for an unspecified amount. Triglide® is a lipid-lowering agent launched by Abbott under the trade name Tricor® in the United States in 1998. The IDD™ formulation is a lower dose product providing blood levels similar to the original 200mg Tricor® product and that can be taken with or without food. On May 17, 2004, the Company announced an exclusive agreement with First Horizon Pharmaceutical Corporation, now renamed Sciele Pharma, Inc. (“Sciele Pharma”) through which the Company granted Sciele Pharma the exclusive U.S. marketing and distribution rights for Triglide®. Following FDA approval in May 2005, Sciele Pharma launched Triglide® on the U.S. market in July 2005.

Solubilization Products in Development

The Company granted an exclusive license to the United States and Canadian marketing and distribution rights for Propofol IDD-D™ to Endo. Propofol IDD-D™ is our novel formulation of propofol, a widely-used injectable anaesthetic and sedative. Our formulation was designed to avoid the need for a preservative and to be suitable for long-term use in intensive care units. Although this product satisfactorily completed Phase II trials in 2004, the Phase III trial has not yet commenced and in April 2006 we agreed with our North American partner Endo to terminate the joint development of Propofol IDD-D™ as the product was unlikely to achieve its target profile. As a result, the Company believes this product has limited commercial potential.

Injectable

The Company has two injectable technologies

DepoFoam™—The Company’s primary injectable technology is DepoFoam™. DepoFoam™ consists of lipid-based particles composed of hundreds to thousands of discrete water-filled chambers containing the encapsulated drug, with each chamber separated from adjacent chambers by a lipid membrane. The particles are suspended in saline for injection. DepoFoam™ formulations can be delivered into the body by a number of routes, including under the skin, within muscle tissue, into brain and spinal fluid, within eyes, within joints and within the abdominal cavity. The Company has combined many drugs with DepoFoam™ in the laboratory and clinic and has two commercialized products based on this technology. Clinical studies show that DepoFoam™ techonologies often achieve sustained controlled release of the drugs. This feature allows the Company to develop new formulations of drug products aimed at treating different diseases and symptoms or allows for more convenient administration by reducing the number or frequency of injections. The drug candidates include drugs that have already been shown to be useful or potentially useful in humans, as well as new drugs in development at other pharmaceutical companies, which may potentially benefit from DepoFoam™. The Company does not conduct research and development to discover new drugs to use in combination with DepoFoam™.

Biosphere™—The Company’s second sustained-release injectable technology is the Biosphere™ drug delivery system. The Biosphere™ drug delivery system provides sustained-release of injectable proteins and peptides. The technology encapsulates the drug substance in highly purified starch in microscopic spheres that are then coated with a copolymer of lactic and glycolic acid. After injection, the coating and core erode and the drug content is released over a controlled period that can range from days to months. In contrast with conventional microspheres, the coating used in Biosphere™ does not contain any drug so there is a low “burst” even at high drug loadings. In 2003, the Company announced that the Biosphere™ technology had been successfully used in pre-clinical studies to deliver a protein drug human growth hormone over an extended period of time. The product has now successfully completed Phase I trials. In addition to the human growth hormone, the Company is also evaluating Biosphere™ formulations of other proteins and peptides.

Approved Injectable Products

The following table summarizes certain information on the Company’s two approved products that utilize its injectable technologies.

Product	Indication	Regulatory Approvals and Year of First Approval	Marketing Partner
DepoCyt®	Oncology	United States (1999)	Enzon
		Europe (2001)	Mundipharma
DepoDur™	Acute Pain	United States (2004)	Endo

DepoCyt® combines the Company’s DepoFoam™ technology with cytarabine, a drug used to treat neoplastic meningitis from lymphomas and solid tumors. It is currently marketed in North America by Enzon and in the European Union and certain other countries in Europe by Mundipharma for the treatment of lymphomatous meningitis. DepoCyt® was developed in collaboration with Chiron Corporation (“Chiron”) in the United States and, until June 2000, with Pharmacia & Upjohn S.p.A., an affiliate of Pharmacia Corporation. We have completed a Phase IV clinical trial required by the FDA and have submitted the results to the FDA. We have also filed with the EMEA in Europe for the additional indication of the most common form of neoplastic meningitis, associated with solid tumours. The file has been withdrawn as the EMEA needed additional clinical data to make a positive risk-benefit assessment.

DepoDur™ (previously referred to as DepoMorphine) has been developed for the control of moderate to severe post-operative pain. DepoDur™ is given as a single epidural injection in the peri-operative period and provides pain relief for up to 48 hours following surgery. The Company’s U.S. marketing partner Endo Pharmaceuticals launched DepoDur™ in December 2004. The product is still in the launch phase but has now been accepted on more than 400 hospital formularies, the first gateway to routine hospital use. In the U.K., we have recently been granted approval for DepoDur™ by the U.K. Committee on Safety of Medicines, the CSM. This will be used as the basis for seeking approval throughout the European Union under the EU’s Mutual Recognition procedure. Zeneus Pharmaceuticals, SkyePharma’s European licensee for DepoDur™, announced in December 2005 that it had reached agreement to be acquired by the U.S. company Cephalon Inc. SkyePharma has regained the European rights for DepoDur™ and is now seeking a new sales and distribution partner for the EU and other territories outside North America.

Injectable Products in Development

The following table summarizes certain information on the Company’s products under development that utilize its injectable technologies. The major products in development are discussed further below.

Product (Active Compound)	Therapeutic category	Development Status	Collaborative Partner
DepoBupivacaine™	Post surgical/post injury pain	Phase II completed	SkyePharma/Maruho
Psoraxine	Psoriasis	Phase II completed	Astralis
HgH	Growth Disorders	Phase I completed	SkyePharma
Interferon alpha-2b	Anti-viral/Oncology	Pre-clinical	SkyePharma
GCSF	Oncology	Pre-clinical	SkyePharma

DepoBupivacaine™ is a DepoFoam™ formulation of the local anaesthetic bupivacaine, for the treatment of regional pain. In April 2005, the Company entered into a development and licensing agreement for DepoBupivacaine™ with MundiPharma for Europe and certain other international markets excluding the United States and Japan. In November 2005, SkyePharma announced that it had entered into an exclusive marketing and distribution agreement with Maruho Company Limited (“Maruho”) for Japan.

The product successfully completed Phase II clinical trials in 2005. In June 2006, the Company completed negotiations with Mundipharma the result of which is that the Company will reacquire the rights for the marketing and distribution of DepoBupivacaine™ and the clinical data from the Phase II trials of DepoBupivacaine™ for $ 5 million. Endo Pharmaceuticals, our North American partner for DepoDur™, had a right of first negotiation for commercial rights to DepoBupivacaine™ for North America, but has now relinquished this right. The reacquisition of rights from Mundipharma and the relinquishment of rights by Endo means that the Company can now offer unrestricted global rights to DepoBupivacaine™ (outside Japan) to parties interested in acquiring the injectables business. Maruho will conduct the clinical development of DepoBupivacaine™ required for regulatory approval in Japan at its own cost.

The Company is also evaluating, in conjunction with undisclosed corporate partners, DepoFoam™ and Biosphere™ formulations of several additional compounds, including small molecule chemical compounds and macromolecule biologics.

Collaborative Arrangements

The Company has collaborative arrangements with each of its pharmaceutical partners, the terms of which vary considerably. Pursuant to these arrangements, the Company’s partners typically fund all or a large part of the research and development expenses incurred in the development of new formulations of their products. This funding typically takes the form of a flat fee for the Company’s research and development efforts, an agreed research and development budget charged at an hourly rate, or milestone payments on signing and on the achievement of technical or commercial milestones. Some agreements have involved equity investments in the Company by the Company’s partners. In negotiating contracts with its partners, the Company’s strategy generally has been to cover its costs in the research and development process. Substantially all potential profits are expected to be generated by royalty payments or manufacturing fees for successfully developed and marketed products. In some cases, milestone payments may be deducted from future royalty payments for successfully developed and marketed products.

In return the Company gives each of its partners an exclusive license to market the products incorporating the Company’s technologies. In some cases the licenses are worldwide. In others they are limited to specific territories. In most cases, partners are free to sublicense the technologies, although the Company’s consent may be required and royalties on all sales must be paid to the Company. In addition, the majority of the collaborative agreements do not restrict the Company from developing formulations of competitive products. In some cases, however, the Company will agree not to develop formulations of specified compounds for an agreed period of time.

The Company’s collaborative partners frequently take responsibility for conducting clinical trials and for preparing and pursuing all necessary regulatory approvals, although more recently the Company has taken responsibility for managing clinical trials in some collaborations. The Company may assist its partners in the conduct of such trials and the preparation of regulatory filings. Its partners may ultimately control the process, including the selection of the jurisdictions in which regulatory approval will be sought, if at all.

The collaborative agreements frequently do not obligate the partners to market any successfully developed and approved products. The Company does not have any control over whether and to what extent a partner will elect to commercialise a product. A client may choose not to market a product for reasons wholly independent of the Company’s technologies. In most cases, if a client does not proceed to market the product once it has been successfully formulated and approved, the Company will not receive any additional income in respect of the product. In some more recent collaborations, however, contracts have included certain commitments from the Company’s partners to use specified minimum resources to market the product or to pay a minimum royalty in lieu of sales of the product or failing that to return the product rights to the Company.

During the formulation and development stages, the Company’s partners are generally free to terminate the collaborative relationship at any time and for any reason after providing the Company with a notice period.

The Company’s key license, development, marketing and distribution relationships are set out in the table below.

Product	Collaborative Partner	Technology Platform	Territory Covered
Paxil CR™	GlaxoSmithKline	Oral	Worldwide
Xatral® OD	Sanofi-Aventis	Oral	Worldwide
Coruno	Therabel	Oral	Worldwide
Requip®	GlaxoSmithKline	Oral	Worldwide
Zileuton CR	Critical Therapeutics	Oral	United States
Foradil® Certihaler™	Novartis	Inhalation	Worldwide
Pulmicort® HFA-MDI	AstraZeneca	Inhalation	Worldwide (except United States)
Flutiform™	Kos	Inhalation	United States
DepoCyt®	Enzon	Injectable	United States and Canada
DepoCyte®	Mundipharma	Injectable	E.U. and certain other countries in Europe
DepoDur™	Endo	Injectable	United States and Canada
DepoBupivacaine™	Maruho	Injectable	Japan
Triglide®	Sciele Pharma	Solubilisation	United States

Other Significant Collaborative Arrangements

In December 2000, SkyePharma entered into an agreement with Paul Capital Royalty Acquisition Fund (“Paul Capital”). Under the agreement, Paul Capital provided a total of $30 million between 2000 and 2002, in return for the sale of a portion of potential future royalty and revenue streams from DepoDur™, Xatral® OD, Solaraze® and DepoCyt®. The monies were used to fund the clinical development of DepoDur™. Between January 2003 and December 2014, Paul Capital will receive 15% of the annual royalties and revenues from the stated products up to an agreed ceiling. Once the predetermined ceiling is reached, the percentage participation will fall to 3% for the remainder of the period until December 31, 2014.

In March 2002, SkyePharma entered into a second agreement with Paul Capital. Under the terms of the agreement, Paul Capital paid SkyePharma $30 million during 2002 and 2003, in return for a portion of the future royalty and revenue streams from nine products in the Company’s pipeline. The monies have been used principally to fund the clinical development of Propofol IDD-D™ and HFA-formoterol. The nine products referred to are Propofol IDD-D™ and HFA-formoterol, the lipid-lowering drug Triglide®, an anti-cancer agent busulfan, an intravenous formulation of the antibiotic oxytetracycline, oral budesonide to treat inflammatory bowel disease, HFA-budesonide and Foradil®, for the treatment of asthma, and the anti-depressant Paxil CR™. Between January 2002 and December 2015, Paul Capital will receive between 4% and 20% of the annual royalties and revenues from the total of nine products. The 20% rate applies first. The percentage then falls, when an agreed return is achieved, to 12.5% until a second ceiling is reached, before falling to 4% for the remainder of the period until December 31, 2015. During 2002 and 2003, the 20% rate was reduced based on the percentage of the total $30 million already funded. Also under the terms of these agreements, Paul Capital has been issued warrants carrying rights to subscribe for 5 million SkyePharma Ordinary Shares at an exercise price of 73.75 pence.

Research and Development

The Company’s research and development activities are conducted in Muttenz, Switzerland and in San Diego, United States. As of December 31, 2005, the Company had 282 employees at these two facilities, the majority of whom were engaged in research and development and manufacturing. In late 2005 and early 2006, the Board of Directors of the Company conducted a full strategic review and concluded that in the interests of achieving sustainable profitability in the near term, and in order to improve the Company’s cash flow position, the Company should concentrate on oral and inhalation products, and divest its injectables business in San Diego.

The Company conducts research and development both with respect to its own internally funded products as well as for third parties. The Company accounts for costs incurred in conducting internal research and development activities as research and development expenses and for costs incurred on development work for third party customers as cost of sales. The Company’s self-sponsored research and development costs are expensed as incurred.

The Company records amounts received from third parties under the Company’s contract development arrangements within turnover, as contract development income. Contract development income represents amounts invoiced to customers for services rendered under development contracts or for milestone payments in accordance with the contract terms. Such amounts are only treated as revenue when the services have been rendered or the specified milestone has been met. Certain refundable income is treated as deferred income until the Company has no further obligations to make refunds. The Company generally attempts to break even on its development work for third party customers. Therefore, product development activities do not currently have a significant impact on the Company’s operating profit/(loss).

The Company’s development processes are described below. Specific development steps for a product may vary or be unnecessary depending on a number of factors, including the drug delivery technology used and whether the product incorporates an active ingredient already available on the market.

Development Process for Brand Name Pharmaceuticals

In order to obtain approval of a new drug or a new formulation of an existing drug it is necessary to undertake a series of tests and trials. Specific development steps for a product may vary or be unnecessary depending on a number of factors, including the drug delivery technology used and whether the product incorporates an existing marketed active ingredient. A typical development process may include the following series of tests and trials:

Preclinical tests encompass the laboratory evaluation of a new pharmaceutical, its chemistry, formulation and stability, as well as animal studies to assess its potential safety and efficacy. Following the conclusion of preclinical tests, the results of these studies, which have to demonstrate that the pharmaceutical delivers sufficient quantities of the drug to the bloodstream to create the desired therapeutic results, are submitted to the relevant regulatory authority, which must be approved before human clinical trials may begin.

Human clinical trials are typically conducted in three sequential phases:

•       Phase I. During this phase, the drug is initially introduced into a relatively small number of healthy humans or patients and is tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

•       Phase II. This phase involves studies in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the drug for specific targeted diseases or conditions, and to determine dosage tolerance and optimal dosage.

•       Phase III. When Phase II evaluations demonstrate that a dosage range of the drug is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage, clinical efficacy and test for safety in an expanded patient population at geographically dispersed clinical sites.

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

Oral Controlled Release Technology

The Company has two patent families in respect of its core Geomatrix™ technologies. The first patent family was issued in Australia, New Zealand, Italy, Europe, Japan, the United States and Canada. It expired in 2002 in Australia and New Zealand, 2005 in Italy, and will expire in 2006 in the rest of Europe, Japan and the United States, and in 2009 in Canada. The second patent family relating to the Company’s Geomatrix™ technologies was granted in Italy, the United States and Europe, Canada and Japan. These patents expire between 2009 and 2012.

In addition, the Company holds several other patents related to its oral controlled release technology, and has applications filed in markets including Europe, the United States, Japan, Canada, Australia and New Zealand, which continue to protect the technology to 2018. These patents and applications cover the variety of different tablet formulations containing an active drug core and various surface coatings covering the core. These cores and coatings contain excipients that enable a variety of release profiles to be achieved. Later applications cover recent innovations and/or improvements to the original inventions.

In total, the Company has 175 patents protecting the Geomatrix™ technology, which represents 27 patent families. The Company continues to file additional patent applications relating to oral drug delivery technologies in order to secure protection for its activities in this area.

Inhalation Technology

The Company has 17 patent families in respect of its inhalation technology. One family covers SkyeHaler itself as well as several of the structural elements and features incorporated therein, and has been granted in the United States, Europe, Japan and certain other countries. Each of these patents expires no earlier than 2015. Other patent families relate to a dry powder, for use with the Dry Powder Inhalers.

The Company has, together with other companies working in the same area, been involved in several European patent oppositions related to the use of environmentally friendly HFA as propellants. Of these oppositions four have been settled and the remaining four are in various stages within the European Patent Office. There are currently six oppositions in which SkyePharma is participating in relation to various aspects of inhalation technologies. As with all contentious proceedings, the outcome of patent oppositions is uncertain and, if negative, could have an adverse effect on the Company’s business.

Topical Technology

The Company owns a wide range of intellectual property rights covering its topical technology. Patents and applications covering many and varied uses of hyaluronic acid have been filed throughout the world. Following these filings, patents have been granted in the United States, Europe, Japan and certain other countries expiring between 2010 and 2013. On 29 April 2004, the Company announced that it had licensed the bulk of its Topical Technology to Trigenesis.

Solubilisation

The Company has rights to a total of 7 patent families related to its solubilisation technology. The Company owns two patent families covering solid lipid nanoparticles and nano-suspensions, each of which are useful for drug delivery. These two patent families, as well as applications filed, protect the Company’s technologies in the area of solid lipid nanoparticles and nano-suspensions in the United States, Europe, Japan and certain other countries until 2015. The Company also has an exclusive license under two further patent families: one relating to solid polymer nano-particulate technology and the other to further developments in the areas of solid lipid nano-particles and nano-suspensions.

In addition, the Company owns a large portfolio of patents and patent applications covering three broad patent families relating to:

(i)            Lipid stabilised microparticle technology (where the drug is a solid particle);

(ii)        Lipid stabilised microdroplet technology (where the drug is a liquid); and

(iii)    Omega-3 oil stabilised drug technology, which is useful for drug delivery.

The Company’s solubilisation technology is protected by numerous patent and patent applications worldwide including: 15 patents in the United States and 70 corresponding patents in countries outside the United States. In addition, the portfolio contains many pending applications, including 23 patent applications in the United States, 23 regional (European and PCT) patent applications and 35 applications in other countries.

Injectable Technology

The Company owns a large portfolio of patents relating to the DepoFoam™ delivery technology in the United States, Europe, Japan and certain other countries. The majority of these patents will continue in force until 2014. Additional filings of patent applications have been made for improvements of the initial technology and for innovative technology relating to this subject matter in the United States, Europe, Japan and certain other countries. In late 2005 and early 2006, the Board of Directors of the Company conducted a full strategic review and concluded that in the interests of achieving sustainable profitability in the near term, and in order to improve the Company’s cash flow position, the Company should concentrate on oral and inhalation products, and divest its injectables business interests.

In addition, through a prior agreement entered into by SkyePharma Inc. with the Research Development Foundation (‘‘RDF’’), RDF granted certain rights, on an exclusive basis, relating to the DepoFoam™ technology to SkyePharma Inc. Under the agreement SkyePharma Inc. is obliged to prosecute certain patent applications and maintain issued patents relating to the licensed intellectual property. RDF retains the right to terminate the agreement or to convert the exclusive nature of the rights granted under the agreement, into a non-exclusive license in the event that SkyePharma Inc. does not satisfy its contractual obligations including making certain minimum annual payments. Additional termination events include bankruptcy and a material breach of the agreement, which is not remedied within a specified period. The termination of this agreement or the conversion to a non-exclusive agreement would have a material adverse effect on the Company. In April 2004, the Company entered into an amendment agreement with RDF pursuant to which certain commercial terms of the RDF agreement were re-negotiated. As part of the re-negotiation of these terms, 3.25 million Ordinary Shares of the Company were issued to RDF.

The Company owns a wide range of intellectual property rights covering its Biosphere™ technology. Patent applications have been filed and issued in the United States, Europe, Japan and certain other countries. The Company owns 12 patent families in respect of its Biosphere™ technology. The later patent filings will offer protection out until 2023.

Patent Protection

There can be no assurance that the Company will be issued any additional patents or that if any patents are issued, they will provide the Company with significant protection or will not be challenged by third parties asserting claims against the Company concerning its existing products or with respect to future products under development by the Company. The Company, from time to time, may receive notification of alleged infringements. The Company may not, in all cases, be able to resolve such allegations through licensing arrangements, settlement or otherwise. Furthermore, the Company anticipates that any attempt to enforce its patents would be time consuming and costly. Moreover, the laws of some foreign countries do not protect the Company’s proprietary rights in the products to the same extent as does the law of the United States.

Manufacturing

Manufacturing in Europe

Manufacturing operations in Europe take place at the Company’s Lyon facility in France and Muttenz facility in Switzerland. In Lyon the Company has an approximately 17,000 square meter (183,000 square feet) pharmaceutical manufacturing and production facility and an approximately 2,400 square metre (25,850 square feet) adjoining office complex. In Muttenz the Company has a 11,700 square metre (125,942 square feet) facility. The Company presently manufactures four Geomatrix™ products, Madopar DR in its Muttenz facility and Diclofenac-ratiopharm-uno, Xatral® OD and Coruno in its Lyon facility. In addition the Company manufactures one other oral product, Triglide®, based on its solubilization technology, at its Lyon facility. The Company produces bio-batches for its internal development products and its collaborative partners in both facilities.

The Lyon facility was designed and built for drug production in 1993 by American Cyanamid (subsequently part of AHP) but was used instead for packaging activities. Under the terms of the Company’s 1997 acquisition of the facility from AHP, the Company’s manufacturing activities were gradually transferred into the facility and the Company also packaged certain pharmaceutical products and other products (‘‘Contract Products’’) on behalf of certain subsidiaries of AHP. The facility is in compliance with cGMP with respect to packaging operations and it has European regulatory approval to package the Contract Products.

The Company completed its Geomatrix™ manufacturing suite in the Lyon facility at a capital cost of approximately £7.1 million. This facility is being used to manufacture oral and solubilisation products for collaborative partners and for the Company. The facility enables the Company to manufacture its own products in addition to contracting with third parties. In 2004, the plant expanded its oral manufacturing facilities to include two large-scale microfluidisers for the production of Triglide®. Scale-up to the final commercial scale was completed in the second half of 2004.

Manufacturing of Coruno started in April 2003, Xatral® OD in March 2004 and Triglide® in May 2005. The contract for manufacturing Xatral® OD is expected to terminate in December 2006. The FDA has inspected the Lyon facility in respect of four products; Dilacor XR, Coruno, Xatral® OD and Triglide®. All the pre-approval inspections have been passed. There can be no assurance, however, that the Lyon facility will ultimately be found to be in compliance with cGMP or other regulatory requirements for the purposes for which the Company plans to use the facility. Failure to comply could result in significant delays in the Company’s planned manufacturing efforts. The Company also could incur significant additional expense in bringing the facility into compliance with cGMP or other regulatory requirements.

The Company expanded its operations at the Lyon facility to include production activities for dry powder inhaler products pursuant to the Novartis development contract at a capital cost to date of approximately £8.1 million. In December 2003, the FDA approved the facility for the commercial filling of the Foradil® Certihaler™, which commenced in 2005 in preparation for launch in some of the European countries where the product is approved. The dry powder inhaler (SkyeHaler) is manufactured by a Swiss plastic contract manufacturer, Riwisa AG. Final assembly and filling of the SkyeHaler with the powder blend containing formoterol fumarate takes place in the Lyon facility. The product is then released for marketing at the Lyon facility and delivered to Novartis for final packaging and distribution. Following the Foradil® Certihaler™ batch recall in January 2006, manufacturing of the product has been suspended pending device modification to prevent inaccurate dosing following accidental mishandling.

Due to EMEA requirements to retest drugs being imported into Europe, retesting and packaging operations were established at the Lyon facility during 2003 and 2004 for DepoCyt® supplies for Europe under the Mundipharma marketing and distribution agreement.

Manufacturing in North America

DepoFoam™ manufacturing operations take place at the Company’s facilities in San Diego, California. The Company currently manufactures two DepoFoam™ products for commercial sale at its facilities in San Diego: DepoCyt® and DepoDur™. In late 2005 and early 2006, the Board of Directors of the Company conducted a full strategic review and concluded that in the interests of achieving sustainable profitability in the near term, and in order to improve the Company’s cash flow position, the Company should concentrate on oral and inhalation products, and divest its injectables business interests.

Manufacturing for DepoCyt® takes place in an approximately 2,020 square metre (21,746 square feet) facility built for this purpose. This facility complies with cGMP and is approved for commercial drug manufacturing by the FDA and EMEA.

Commercial manufacturing for DepoDur™ takes place in an approximately 7,600 square metre (82,000 square feet) facility housing production, administrative and research and development activities. This facility complies with cGMP and is approved for the commercial manufacture of DepoDur™. Clinical trial materials are also manufactured in this facility. Prior to marketing any drugs (including DepoCyt® and DepoDur™) outside countries where approval has been gained, the Company will need to meet applicable regulatory standards, achieve prescribed product quality and reach necessary levels of production of such products.

Manufacturing Partners

While the Company has its own manufacturing sites for Geomatrix™ inhalation (dry powder products) and DepoFoam™ manufacturing, for the manufacture of certain of its existing products, and certain of those currently in development, the Company will depend at times on manufacturing partners.

Under the terms of the development and commercialization agreement with Endo for DepoDur™ and Propofol IDD-D™ signed in December 2002, in respect of the United States and Canada, the Company is primarily responsible for the clinical development of the products up to final FDA approval and for product manufacture, including all associated costs. The Company also agreed to qualify and obtain final regulatory approval for a second manufacturing site for DepoDur™, either internally or through a third party manufacturing partner, within a specified period from the date of first commercial sale. In April 2006 we agreed with Endo to terminate the joint development of Propofol IDD-D™ as the product was unlikely to achieve its target profile.

The Company does not have commercial scale manufacturing capabilities for the HFA-MDI products, Pulmicort® , Formoterol and Flutiform™. AstraZeneca is responsible for the manufacture of Pulmicort® . The Company has entered into a contract for clinical supplies of Flutiform™ with a third party contract manufacturer and is currently in negotiation with the same manufacturer for the production of commercial supplies.

Supplies and Raw Materials

The Company and its collaborative pharmaceutical company partners rely on certain suppliers of key raw materials. Certain of those materials are purchased from single sources and others may be purchased from single sources in the future. Although the Company has no reason to believe that it and its collaborative pharmaceutical company partners will be unable to procure adequate supplies of such raw materials on a timely basis, and at commercially reasonable rates, disruptions in supplies, including delays due to the inability of the Company’s pharmaceutical company partners, the Company or its manufacturers to procure raw materials, would have a material adverse effect on the Company’s business.

Regulatory requirements for pharmaceutical products tend to make the substitution of suppliers costly and time-consuming. The inability to develop alternative sources could have a material adverse effect on the Company’s ability to manufacture and market its products.

One of the DepoFoam™ Injectable products, DepoDur™, has morphine sulphate as its active ingredient. Morphine sulphate is classified as a Scheduled Drug by the United States Drug Enforcement Agency (‘‘DEA’’). The DEA has determined that these drugs have a high potential for abuse and could lead to severe psychological or physical dependence. The DEA controls the national production and distribution of certain Scheduled Drugs in the United States by allocating production quotas based, in part, upon the DEA’s view of national demand. SkyePharma Inc. has a DEA license to use morphine sulphate in its research and manufacturing of DepoDur™. While the Company expects that adequate quantities of the drug will be available to it to meet future research and commercial requirements, there can be no assurance to that effect.

Sales and Marketing

The Company is not involved in the direct marketing of products formulated with its technologies. The Company depends on its collaborative partners for such marketing and sales. The majority of the Company’s partners are not obligated to market products incorporating its technologies, even if such products are successfully developed and approved. However, in some more recent collaborations, contracts have included certain commitments by the Company’s partners to market products developed in collaboration with the Company.

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

Government Regulation

All drugs and medical devices, including the Company’s products under development, are subject to extensive regulation in the United States and Europe, the Company’s two principal markets. In the United States, the primary regulatory body is the FDA, although to a lesser extent state and local authorities are also involved in the regulatory process. In Europe there are two regulatory systems. There is a European Union system that is the responsibility of the EMEA. In addition, each country has its own regulatory agency. In both the United States and Europe, the applicable regulations govern or influence the development, testing, manufacture, safety, labelling, storage, record keeping, approval, advertising, promotion, sale and distribution of prescription pharmaceutical products. Pharmaceutical manufacturers are also subject to certain record keeping and reporting requirements, establishment registration and product listing and agency inspections.

United States

The federal Food, Drug and Cosmetics Act (‘‘FDCA’’), the Public Health Services Act, the Controlled Substances Act and other federal statutes and regulations govern or influence all aspects of the Company’s business. Non-compliance with applicable laws and regulations can result in fines and other judicially imposed sanctions, including product seizures, injunctive actions and criminal prosecutions. In addition, administrative or judicial actions can result in the recall of products, and the total or partial suspension of the manufacturing of products, as well as the refusal of the government to approve pending applications or supplements to approved applications. The FDA also has the authority to withdraw approvals of drugs in accordance with statutory due process procedures.

FDA approval is required before any dosage form of any new unapproved drug or new indication of use for an existing drug, including a generic equivalent of a previously approved drug, can be marketed. All applications for FDA approval must contain information relating to evidence of safety and efficacy or bio-equivalence to a listed reference drug, product formulation, stability, manufacturing processes, packaging, labelling and quality control.

NDA Process

A New Drug Application (“NDA”) is submitted to the FDA to obtain approval of a new drug, new label indication of an existing drug, or a new formulation of an existing drug and must contain complete chemistry, manufacture and control (“CMC”), pre-clinical, and clinical safety and efficacy data or a right of reference to such data. Before dosing an investigational drug (new chemical entity or new formulation) in healthy human subjects or patients may begin, stringent government requirements for pre-clinical data must be satisfied. The pre-clinical data, typically obtained from studies in animal species, as well as from laboratory studies, are submitted in an Investigational New Drug application (“IND”), or its equivalent in countries outside the United States where the relevant clinical trials are to be conducted. The pre-clinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initiation of clinical trials.

Clinical trials are typically conducted in three phases: Phase I, II and III. A description of each of these phases of development is included in ‘‘Research and Development—Development Process for Brand-Name Pharmaceuticals’’. Data from pre-clinical testing and clinical trials are submitted to the FDA as an NDA for marketing approval. The process of completing clinical trials for a new drug is likely to take several years and require the expenditure of substantial resources. Preparing an NDA or marketing authorization application (“MAA”) involves considerable data collection, verification, analysis and expense, and there can be no assurance that approval from the FDA will be granted on a timely basis, if at all. The approval process is affected by a number of factors, primarily the risks and benefits demonstrated in clinical trials as well as the severity of the disease and the availability of alternative treatments. The FDA may deny an NDA or MAA if the regulatory criteria are not satisfied, or such authorities may require additional testing or information.

Even after initial FDA approval has been obtained, further studies, including Phase IV post-marketing studies, may be required to provide additional safety data and will be required to obtain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested. Also, the FDA or other regulatory authorities require post-marketing reporting to monitor the safety of the approved drug. Results of post-marketing programs may limit or expand the further marketing of the products. Further, if there are any modifications to the drug, including changes in indication, manufacturing process or labelling or a change in manufacturing facility, an application seeking approval of such changes must be submitted to the FDA or other regulatory authority. Additionally, the FDA regulates post-approval promotional labelling and advertising activities to assure that such activities are being conducted in conformity with statutory and regulatory requirements. Failure to adhere to such requirements can result in regulatory actions which could have a material adverse effect on the Company’s business, results of operations and financial condition.

The FDCA provides for NDA submissions that may rely in whole or in part on publicly available clinical data on safety and efficacy under section 505(b)(2) of the FDCA. The Company and its collaborative partners may be able to rely on existing publicly available safety and efficacy data in filing NDAs for extended-release products when such data exist for an approved immediate-release version of the same chemical entity. However, there is no guarantee that the FDA will accept such applications under section 505(b)(2), or that such existing data will be publicly available or useful. Additionally, under the Prescription Drug User Fee Act of 1992 (the ‘‘PDUFA’’), all NDAs require the payment of a substantial fee upon filing, and other fees must be paid annually after approval. Under the PDUFA, there are circumstances when waivers may be granted to the payment of user fees. No assurances exist that, if approval of an NDA is required, such approval can be obtained in a timely manner, if at all.

Other Regulation

The Prescription Drug Marketing Act (‘‘PDMA’’), which amends various sections of the FDCA, imposes requirements and limitations upon drug sampling and prohibits states from licensing wholesale distributors of prescription drugs unless the state licensing program meets certain federal guidelines that include, among other things, state licensing of wholesale distributors of prescription drugs under federal guidelines that include minimum standards for storage, handling and record keeping. In addition, the PDMA sets forth civil and criminal penalties for violations of these and other provisions. Nevertheless, failure by the Company’s distributors to comply with the requirements of the PDMA could have a material adverse effect on the Company’s business, results of operations and financial condition.

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

A national approval process exists for each country, but this route of drug approval is used less frequently as each country negotiates separately on the merits of the information included in the registration dossier, the product claim or indication, and the text that appears on the product label. In 1995, two additional registration procedures were enacted.

The first of these is a centralized procedure available for new chemical entities, innovative products and delivery systems, and compulsory for biologically medicinal products derived from biotechnology, and available at the request of companies for other innovative new products. Under this procedure Marketing Authorization Applications (MAA’s) are submitted to the EMEA. At the conclusion of the EMEA’s internal scientific evaluation, the opinion of the EMEA’s scientific committee is transmitted to the European Commission, the approval of which will form the basis of a single market authorization applying to the whole European Union.

The second procedure is ‘‘mutual recognition’’ which is mandatory for most conventional medicinal products. It is based upon the principle of mutual recognition of national authorizations and it provides for the extension of an MAA granted by one member state of the European Union to one or more other member states identified by the applicant. Should the original national authorization not be recognized in another member state, the points in dispute are submitted to EMEA’s scientific committee for arbitration.

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

Environmental Matters

The Company’s operations are subject to a number of environmental laws and regulations in each of the jurisdictions in which it operates governing, among other things, air emissions, wastewater discharges, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination, as well as employee health and safety.

The Company’s Environmental Policy aims to foster a positive attitude towards the environment and to raise awareness of employees to responsible environmental practices at all sites operated by the Company. We ensure compliance with all relevant legislation and regulatory requirements and where practical and economically viable we develop standards in excess of such requirements.

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

The Company believes that its operations are currently in material compliance with all applicable environmental laws and regulations. In many jurisdictions, environmental requirements may be expected to become more stringent in the future, which could affect the Company’s ability to obtain or maintain necessary authorizations and approvals and result in increased environmental compliance costs. While the Company’s management does not believe that environmental compliance or remedial requirements are likely to have a material effect on the Company, there is no assurance that future material environmental compliance or remedial obligations will not arise in connection with the Company’s operations or facilities or that such obligations will not have a material adverse effect on its business, financial condition or results of operations.

Property, Plants and Equipment

The Company’s principal executive offices are located in an approximately 850 square meter (9,076 square feet) facility in London, England. The premises are occupied pursuant to a lease expiring in December 2015 with a rent review and break option in 2010. Annual rental fees will range from £281,000 to £421,500 during the period. The Company is currently in negotiations to sublease approximately half of this facility. The Company also leases office space in New York City, New York, which expires August 31, 2011. In August 2003, the Company took occupation of the entire building under an eight year tenancy agreement, at which time the annual rent was increased from $420,000 per annum to $720,000 per annum until August 2008, and $942,500 per annum from August 2008 to August 2011. A portion of these premises is currently sub-let by the Group. The Company is currently seeking to negotiate the termination of its New York premises lease.

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

SkyePharma Inc. maintains its principal operations in two leased buildings in San Diego, California. Its principal building is an approximately 7,600 square meter (82,000 square feet) facility housing production, administrative and research and development activities. This facility complies with cGMP regulations and is approved for the commercial manufacture of DepoDur™. Clinical trial materials are also manufactured in this facility. The future minimum annual rental commitment for this facility will range from $3.2 million to $4.3 million per year over the balance of the remaining lease term of approximately 10 years based upon pre-established annual rent increases.

The second building is an approximately 2,020 square meter (21,746 square feet) facility built for the manufacture of DepoCyt®. This facility complies with cGMP regulations and is approved for commercial drug manufacturing by the FDA and EMEA. The lease on this facility expires in July 2015 and annual rental fees will range from $685,000 to $868,000 in this period.

Additionally, SkyePharma Inc. maintains a third leased facility in San Diego, California, with 427 square meter (4,576 square feet) of primarily warehouse space and an annualized rental cost of $52,000. The lease for this property expires in July 2006.

The Company expects that its obligations in respect of the SkyePharma Inc facilities will be transferred if the Injectables business is divested.

SkyePharma Canada maintained its principal operations in a leased 3,340 square meter (36,000 square feet) building located in Montreal, Quebec, Canada During 2003, the Company substantially reduced the staff of SkyePharma Canada and outsourced its activities to other SkyePharma sites. In August 2003, the Company amended its lease agreement to extend the lease term to expire December 31, 2013. Concurrently, the Company entered into a sublease with a third party for the facility expiring in December 31, 2013. During 2005 the sublessee went into liquidation. In January 2006 the Company entered into a new sublease with a new tenant (sublessee). In May 2006 the Company and the landlord terminated their lease agreement by the Company assigning its new sublease directly to the landlord. The Company has no further obligations for the facility in Canada.

During 2004, the Company completed the transfer of the activities of SkyePharma AB to other SkyePharma sites. The lease on SkyePharma AB’s facility in Malmo, Sweden expired in November 2004 and was not renewed. Until June 2005 the Company rented temporary office space . The Company no longer maintains an office in Sweden.

The Company believes that its current facilities are adequate to meet its anticipated needs for the foreseeable future. For further discussion of the Company’s manufacturing properties, see ‘‘Business Operations—Manufacturing’’ above.

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

Item 4A:               Unresolved Staff Comments

None

Item 5:                       Operating and Financial Review and Prospects

The following is a discussion of the results of operations and financial condition of SkyePharma PLC. You should read the following discussion, together with the whole of this Annual Report, including the historical consolidated financial statements and the related Notes included elsewhere in this Annual Report. The historical consolidated financial information for the years ended December 31, 2004 and 2005 included herein have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS), with a reconciliation of significant differences between IFRS and U.S. GAAP. Prior to 2005, the Company prepared its annual consolidated financial statements under U.K. Generally Accepted Accounting Principles (U.K. GAAP). For the year ended December 31, 2005, the Company has prepared its annual consolidated financial statements in accordance with International Financial Reporting Standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU) applicable to companies reporting under IFRS. There are no material differences for the Company between IFRS and IFRS as adopted by the EU. The 2004 comparatives have been restated as part of the first-time adoption requirements of IFRS. As allowed by SEC rules in relation to first-time adoption of IFRS, only one year of comparatives is reported in this Annual Report. IFRS differs in certain respects from accounting principles generally accepted in the United States (U.S. GAAP). The material differences between IFRS and U.S. GAAP relevant to the Company are explained in Note 37 to the consolidated financial statements of SkyePharma PLC included elsewhere in this Annual Report.

IFRS 1; First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), sets out the transition rules which must be applied when IFRS is adopted for the first time. As a result, certain of the requirements and options in IFRS 1 may result in a different application of accounting policies in the 2004 restated information from that which would apply if the 2004 financial statements were prepared using full retrospective adoption of IFRS. The standard sets out certain mandatory exceptions to retrospective application and certain optional exemptions. Detailed disclosure on the mandatory exemptions applicable to SkyePharma and the optional exemptions taken are provided within Note 1 to the consolidated financial statements.

The reconciliation of the Company’s net income for the two years ended December 31, 2005 primarily reflects differences in the accounting principles under IFRS and U.S. GAAP with respect to investments in associates, convertible bonds, Paul Capital funding liabilities and revenue recognition.

The reconciliations of the Company’s shareholders’ funds as of December 31, 2005 and 2004, as restated, primarily reflect differences in the accounting principles under IFRS and U.S. GAAP in respect of business combinations, shares issued relating to contingent consideration, deferred shares to be issued, investments in associates, convertible bonds, Paul Capital funding liabilities and revenue recognition.

In connection with the preparation of the Company’s Annual Report on Form 20-F, we detected an error in respect of goodwill in our reconciliations to U.S. GAAP in our 2004 financial statements. This restatement reduced the Company’s shareholders’ funds under U.S. GAAP but did not affect our net loss under U.S. GAAP or financial statements under IFRS. Prior to the introduction of IFRS, under U.K. GAAP, in a purchase business combination amounts recorded in excess of assets acquired and liabilities assumed were recorded as goodwill in the accounts of the acquiring entity. Upon consolidation of the newly acquired subsidiary there was no need to translate the goodwill from the subsidiary currency to the reporting entity currency. Under U.S. GAAP this goodwill is recorded as an asset acquired in the purchased entity and the goodwill is recorded in the newly acquired entity. Upon consolidation of the acquired entity all assets and liabilities of the subsidiary, including the goodwill amounts, are required to be translated at the balance sheet date. In prior years we had made no adjustment for this difference in accounting treatment between U.K. GAAP and U.S. GAAP in our U.S. GAAP reconciliation. Consequently, we have restated our net assets and shareholders’ funds under U.S. GAAP at

December, 2004 to reflect the impact of the adjustments made to the Company’s goodwill. As a result, the Company’s restated U.S. GAAP shareholders’ funds reflect a decrease in net assets of £25.8 million in 2004 (from £84.7 million to £58.9 million). Further information is provided in “Item 15: Controls and Procedures” and Note 37 to our consolidated financial statements beginning on page F-1 of this Annual Report.

The Company has prepared its audited consolidated financial statements assuming that it will continue as a going concern. However, the Company’s independent auditors, PricewaterhouseCoopers LLP, have included an emphasis of matter paragraph related to going concern in their auditors’ report, which refers to Note 1 to our consolidated financial statements beginning on page F-1 to the Annual Report stating that there is uncertainty as to when certain strategic initiatives may be concluded impacting the Group’s working capital requirements. The audit opinion has not been qualified in this respect. The Company’s audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. See “Report of Independent Registered Public Accounting Firm” and Note 1 (a) to our consolidated financial statements beginning on page F-1 of this Annual Report.

EXECUTIVE SUMMARY

The Company’s strategy is to become a leading specialty pharmaceutical company powered through excellence in drug delivery. It uses multiple technologies to build a product pipeline for commercialization through out-licensing to co-development and marketing partners. The Company continually strives to acquire and develop new technologies and products to grow its position in the oral and inhalation drug delivery areas. The Company ultimately plans to selectively market its own products in targeted therapeutic areas.

The following table indicates the development of the Company’s business over the course of the two years ended December 31, 2005 in terms of turnover and losses:

	Year Ended December 31,
	2004	2005
	(in £ millions)
Turnover	75.2	61.3
Operating loss	(3.1)	(37.5)
Net loss	(18.6)	(50.9)

The Company’s turnover principally comprises revenues from three sources:

•       contract development and licensing, including milestone payments and research and development costs recharged (£27.6 million, 2005: £39.4 million, 2004);

•       royalties receivable from sales by third parties of products developed by the Company (£21.7 million, 2005: £25.9 million, 2004); and

•       manufacturing and distribution related revenue (£12.0 million, 2005: £9.9 million, 2004).

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

Revenues for 2005, at £61.3 million, were 18% below the £75.2 million reported in 2004. This was primarily due to Paxil CR™ supply problems which the Company understands have subsequently been resolved and slower overall market penetration of DepoDur™ by the marketing partner, partly offset by an increase in manufacturing and distribution revenues. In addition, the Company undertook a strategic shift away from license terms that prioritize upfront payments on signature towards deal structures with higher royalty rates and increased milestone payments tied to product revenue targets. Further, the Company did not license Flutiform™ during 2005. Excluding impairments of £19.4 million relating to the investments in Astralis, Vital Living and Micap and abortive transaction costs of £2.0 million, the operating loss increased by £34.4 million to £37.5 million, mainly due to the fall in revenue. The retained loss after the impairments and abortive transaction costs described above increased by £32.3 million to £50.9 million, mainly due to the higher one off charges and fall in revenue. Under U.S. GAAP the company recorded a net loss of £49.2 million, compared with a net loss of £20.8 million in 2004.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Consolidated Financial Statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company bases its estimates and judgements on historical experience and on various other assumptions that it considers to be reasonable. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

The Company’s revenue comprises revenues from contract development and licensing, royalties and manufacturing and distribution. The Company enters a wide variety of collaborative arrangements with its partners from which it may earn all, or some of, these revenue streams. The application of the Company’s revenue recognition policy to its complex collaboration agreements requires significant estimates and judgement. In particular, in arrangements with multiple deliverables, there may be significant judgement in separating the different revenue generating activities.

Paul Capital funding liabilities

The proceeds received from Paul Capital are treated as a liability under IAS 39 and are recorded within borrowings at the net present value of royalties expected to be paid to Paul Capital at the effective interest rate at inception of the agreement. Therefore, in order to be able to record the funding liability significant estimation of certain of the Company’s future cash flows is required. Royalty cash flows are periodically reassessed to determine the estimated funding liability. In addition such flows are subject to foreign exchange movements.

Impairment of goodwill

Under the Company’s accounting policies tests are performed annually to determine whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates.

Impairment of other intangible assets and property, plant and equipment

Under the Company’s accounting policies tests are performed annually to determine whether other intangible assets and property, plant and equipment have suffered any impairment. These calculations require the use of estimates.

Deferred Consideration

Provisions for deferred consideration payable by the Company comprise the fair value of contingent consideration arising from acquisitions. The eventual outcome is subject to the Company’s future performance and certain contractual terms. Provisions are reviewed annually by the Directors, who make significant judgments as to the estimated fair value of the contingent consideration. Based on these judgments, changes to the estimated fair value of the consideration are recorded.

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

Pensions

The Company recognizes actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions directly in equity, in the period they have occurred, in accordance to the alternative treatment allowed by the amendment to IAS 19; Employee Benefits—Actuarial Gains and Losses, Group Plans and Disclosures. The costs are assessed in accordance with advice received from independent actuaries. These assumptions include inflation rate, rate of increase in salaries, discount rate and expected return on plan assets and are disclosed in Note 26; Retirement benefit obligations to the Company’s Consolidated Financial Statements. The selection of different assumptions could affect the future results of the Company.

Share based compensation

Incentives in the form of shares are provided to employees under share option, share purchase and long term incentive plans. The fair value of the employee services received in exchange for the grant of the options and rewards is recognized as an expense. The expense is based upon a number of assumptions. The selection of different assumptions could affect the future results of the Company.

Amortization lives

Other intangible assets are recorded at their fair value at acquisition date and are amortized on a straight line basis over their estimated useful economic lives from the time they are available for use. Any change in the estimated useful economic lives could affect the future results of the Company.

Taxation

Current tax is the expected tax payable on the taxable income for the year using the tax rates and laws that have been enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. The Group has open tax issues with a number of revenue authorities and, on the basis of external professional advice, continues to believe that it has made adequate provision for any liabilities that may arise from these open assessments. The ultimate liability for such matters may vary from the amounts provided, and is dependent upon negotiations with the relevant tax authorities.

OPERATING RESULTS

Overview

The following table sets forth selected items of the Company’s consolidated income statement:

	Year Ended December 31,
	2004	2005
	(in £ millions)
Turnover	75.2	61.3
Operating loss	(3.1)	(37.5)
Net loss	(18.6)	(50.9)

The Directors have determined that the Group’s primary reporting format is by business segment with geographical reporting being the secondary format, based on the risks and returns of the various segments. SkyePharma is a speciality pharmaceutical Group, using its multiple drug delivery technologies to create a product pipeline for out-licensing to marketing partners. The business segments consist of the Oral, Inhalation and other business and the Injectable business. The geographic segments of U.K., Europe, North America and Rest of the World reflect the Group’s most significant regional markets.

The Company’s revenues are principally generated from three sources:

•       contract development and licensing, including milestone payments and research and development costs recharged;

•       royalties receivable from sales by third parties of products developed by the Company; and

•       manufacturing and distribution related revenue.

Historically, the revenue contribution of each of the Company’s revenue sources has varied from period to period. This is especially true of contract development and licensing revenues, the level of which may fluctuate, depending on a number of unpredictable factors, including scientific developments, the ability of the Company to find suitable partners, the timing of the negotiation and conclusion of agreements with such partners, the timing of regulatory approvals, the market introduction of new products and other factors. As a result, year-to-year comparisons of the Company’s revenues may be materially distorted. See ‘‘Item 3: Key Information—Risk Factors—The Company’s results of operations tend to fluctuate’’ for more information on factors influencing the level of the Company’s revenues.

Each of the Company’s revenue sources yields significantly different gross margins. Accordingly, the comparability of gross margins from period to period is materially affected by the revenue mix in each period. For example, royalty revenues generally result in higher gross margins than contract development and licensing revenues. The Company pursues different strategies with respect to its various revenue sources. In respect of contract development and licensing revenue, the Company generally endeavors to recover its direct costs, its objective being to generate long-term profits from royalties on successful product commercializations.

After cost of sales, the Company’s costs principally comprise research and development expenses, administration expenses, selling and marketing expenses, the costs of the corporate offices and interest expense. As the majority of the Company’s expenses are incurred in Switzerland, France and the United States, whereas the Company’s revenues are substantially denominated in U.S. dollars, the Company’s results of operations, as reported in pounds sterling, may be materially influenced by exchange rate movements. To minimize the impact of any fluctuations, the Company’s policy has historically been to maintain natural hedges. Where it has not been possible to use natural hedges, currency options, accrual forward options and currency contracts are used. Foreign currency movements did not have a material impact on the results of operations in 2005 compared with 2004.

Inflation did not have a significant impact on the Company’s operations during any of the periods presented below.

The Company is not aware of any other economic or political policies that could materially affect the Company’s operations.

Year Ended December 31, 2005 compared with the Year Ended December 31, 2004

The following table sets forth selected items of our consolidated income statement for the two years ended December 31, 2005.

	Year to December 31,
	2004	2005
	(in £ millions)
Consolidated Income Statement
Revenue	75.2	61.3
Cost of sales	(28.2)	(29.2)
Gross profit	47.0	32.1
Selling, marketing and distribution expenses	(1.7)	(5.9)
Administration expenses
Amortization of other intangibles	(2.2)	(2.1)
Other administration expenses	(20.3)	(35.2)
	(22.5)	(37.3)
Research and development expenses	(28.0)	(26.0)
Other income/(expense)	2.1	(0.4)
Operating loss	(3.1)	(37.5)
Finance costs	(23.9)	(22.3)
Finance income	8.6	10.0
Share of loss in associate	—	(0.8)
Loss before income tax	(18.4)	(50.6)
Income tax expense	(0.2)	(0.3)
Loss for the year	(18.6)	(50.9)

Turnover

The following table breaks down the Company’s turnover by revenue category for the two years ended December 31, 2004 and 2005:

	Year Ended December 31,
	2004	2005
	(in £ millions)
Contract development and licensing	39.4	27.6
Royalties	25.9	21.7
Manufacturing and distribution	9.9	12.0
Total	75.2	61.3

The Group’s revenues continue to be sensitive to the timing and receipt of milestone payments and payments received on the signing of new contracts. Revenues for 2005, at £61.3 million, were 18% below the £75.2 million reported in 2004. This was primarily due to Paxil CR™ supply problems which the

Company understands have subsequently been resolved and slower overall market penetration of DepoDur™ by the marketing partner, partly offset by an increase in manufacturing and distribution revenues. In addition, the Company undertook a strategic shift away from license terms that prioritize upfront payments on signature towards deal structures with higher royalty rates and increased milestone payments tied to product revenue targets. Further, the Company did not licence Flutiform™ during 2005.

Contract Development and Licensing

The following table breaks down the Company’s contract development and licensing revenues for the two years ended December 31, 2004 and 2005:

	Year Ended December 31,
	2004	2005
	(in £ millions)
Milestone payments	33.4	22.1
Research and development costs recharged	6.0	5.5
	39.4	27.6

Total contract development and licensing revenue decreased 30% to £27.6 million, compared with £39.4 million in 2004. This was primarily due to the change in the structure of our license agreements described above. Revenues recognized from milestone payments and payments received on the signing of agreements amounted to £22.1 million in 2005 compared with £33.4 million in 2004. The 2005 total included revenues from Sciele Pharma for the U.S. marketing and distribution rights for Triglide® triggered by FDA approval in May 2005, from Mundipharma for the licensing of DepoBupivacaine™ for Europe and from Maruho for the licensing of DepoBupivacaine™ for Japan. In addition, £5.7 million of revenue was recognized from GlaxoSmithKline on the phase III clinical trials of Requip® (ropinirole), from AstraZeneca on the phase III clinical trials of Pulmicort® HFA-MDI and from Novartis on the phase II clinical trials of QAB 149. Research and development costs recharged fell by 8% to £5.5 million, compared with £6.0 million in 2004. This was mainly due to a fall in the costs recharged to Micap plc in respect of the development of their microencapsulation technology, which has now been completed.

Royalties

Royalty income decreased by 16% to £21.7 million, compared with £25.9 million in 2004. Royalty income in 2005 was derived principally from Paxil CR™, Xatral® OD, DepoCyt®, Solaraze®, DepoDur™ and Triglide®. Although the Company was able to negotiate an increase in the royalty rate it receives on GlaxoSmithKline’s sales of Paxil CR™  from 3% to 4% with effect from March 2005 and also received royalties based on budgeted sales while the product was temporarily off the U.S. market, royalties were still negatively impacted by the continuing supply problems experienced by GlaxoSmithKline. Excluding Paxil CR™, royalties for SkyePharma’s other products grew by 38%. In addition, royalty growth was less than anticipated due to slower overall market penetration of Triglide® and DepoDur™ by marketing partners during the year.

Manufacturing and Distribution

Manufacturing and distribution revenue increased by 21% to £12.0 million, compared with £9.9 million in 2004, mainly due to higher production of clinical trial material and launch quantities for Novartis in respect of QAB 149 and Foradil® Certihaler™.

Deferred income

During 2005, there was a net reduction in deferred income of £3.5 million under SkyePharma’s revenue recognition policy. The movement in deferred income was:

	December 31, 2004	Received*	Recognized	December 31, 2005
	(in £ millions)
Contract development and licensing revenue	14.1	24.1	(27.6)	10.6

*                    Includes exchange adjustments.

Expenses

Cost of Sales

Cost of sales comprises research and development expenditures, including:

•       the costs of certain clinical trials incurred on behalf of the Company’s collaborative partners,

•       the direct costs of contract manufacturing,

•       the direct costs of licensing arrangements, and

•       royalties payable.

Cost of sales increased by 4% to £29.2 million in 2005, compared with £28.2 million in 2004. This was mainly due to an increase in manufacturing and distribution expenses ahead of the approval and launch of Triglide®.

The resulting gross profit decreased 32% to £32.1 million, compared with £47.0 million in 2004.

Selling, Marketing and Distribution Expenses

Selling, marketing and distribution expenses increased significantly to £5.9 million, compared with £1.7 million in 2004. This mainly reflected SkyePharma’s contribution towards the initial launch and marketing costs of DepoDur™ and Triglide®. No further marketing contributions are due in respect of DepoDur™ and contributions on Triglide® will terminate in 2007. The Company’s total costs in respect of Triglide® in 2005 amounted to approximately £4.6 million.

Amortization of other intangibles

Amortization of intangible assets decreased slightly to £2.1 million, compared with £2.2 million in 2004.

Other Administration Expenses

Excluding the impairments of £19.4 million and abortive transactions costs of £2.0 million described below, other administration expenses were £13.8 million in 2005, 12% lower than the £15.6 million reported in 2004, this reflects the first full year of cost savings following the restructuring started in 2004. Following the Strategic Review and the Group’s decision to focus on its core oral and pulmonary products and to divest its injectable business, the Group no longer views its collaborations with Astralis, Vital Living and Micap as strategic and these investments have therefore been impaired. In addition, as an injectable project, SkyePharma’s entitlement to negotiate for commercial rights for Psoraxine, Astralis’ key product, is being offered with the injectable business interests. The remaining £2.0 million of the one off charge relates to legal and professional fees relating to an aborted transaction. Other administration expenses including impairments and abortive transaction costs increased by £14.9 million to £35.2 million.

Research and Development Expenses

SkyePharma’s own research and development expenses in the year decreased by £2.0 million from £28.0 million in 2004 to £26.0 million in 2005, mainly due to a reduction in expenditure on Pulmicort® HFA-MDI, DepoDur™ and other injectable products, partly off set by an increase in expenditure on Flutiform™ and DepoBupivacaine™ in advance of their commencement of phase III clinical trials.

Other income/(expense)

The other expense of £0.4 million comprises a £0.7 million loss due to the movement in the fair value of the Group’s investment in GeneMedix plc, partly off set by a £0.3 million profit on disposal of part of the Group’s holding of Vectura Group plc shares.

Results

Excluding the impairments of £19.4 million and abortive transaction costs of £2.0 million described above, the operating loss was £16.1 million in 2005, compared with £0.4 million in 2004, due principally to the reduction in revenue and to increased marketing contributions. The operating loss after impairments and abortive transaction costs increased by £34.4 million to £37.5 million, mainly due to the higher one off charges and fall in revenue.

The finance costs of £22.3 million (2004: £23.9 million) mainly comprise interest on the Paul Capital funding liabilities as well as interest on the convertible bonds. Finance income includes £9.0 million (2004: £6.0 million) in respect of a change in the estimated future payments to Paul Capital.

The Group’s share of the losses of Astralis was £0.8 million for 2005, compared with £10,000 in 2004.

The retained loss after impairments and abortive transaction costs  increased by £32.3 million to £50.9 million, also due to the higher one off charges and fall in revenue.

The loss per share after impairments and abortive transaction costs was 8.1 pence, which compares with 3.0 pence in 2004.

Foreign currency movements did not have a material impact on the results of operations in 2005 compared with 2004.

Earnings before interest, tax, depreciation amortization and impairments showed a loss of £10.6 million in 2005, compared with a profit of £8.6 million in 2004. Management believes that earnings before interest, tax, depreciation amortization and impairments provides useful information to investors because it provides a clearer picture of the Company’s operating performance by excluding items relating to the Company’s financing and investing activities.

	Year ended December 31,
	2004	2005
	(in £ millions)
Reconciliation of loss for the year to earnings before interest, tax, depreciation amortization and impairments
Loss for the year	(18.6)	(50.9)
Finance costs	23.9	22.3
Finance income	(8.6)	(10.0)
Income tax expenses	0.2	0.3
Depreciation	6.0	6.2
Amortization	2.2	2.1
Impairments	3.5	19.4
Earnings before interest, tax depreciation, amortization and impairments	8.6	(10.6)

Segment information

Segmental information on revenue, operating loss excluding the impairments and abortive transaction costs described above, and assets and liabilities is as follows:

	Year ended December 31,
	2004	2005
	(in £ millions)
Revenue		0
Injectable	25.6	10.5
Oral, Inhalation and other	49.6	50.8
	75.2	61.3
Operating loss excluding the impairments and abortive transaction costs described above
Injectable	(1.4)	(18.6)
Oral, Inhalation and other	1.0	2.5
	(0.4)	(16.1)

Business segment data includes an allocation of corporate costs to each segment.

	Year Ended December 31,
	2004	2005
	(in £ millions)
Assets
Injectable	60.4	57.1
Oral, Inhalation and other	95.6	93.3
Total operating assets	156.0	150.4
Liabilities
Injectable	(30.5)	(40.1)
Oral, Inhalation and other	(54.0)	(41.4)
Total operating liabilities	(84.5)	(81.5)

LIQUIDITY AND CAPITAL RESOURCES

The following is a summary of the Group’s contractual cash obligations as of December 31, 2005:

		Payments Due by Period
	Total	< 1 year	1-3 years	3-5 years	After 5 years
	(in £ millions)
Bank loans	2.9	2.3	0.6	—	—
Property mortgage	6.9	0.3	0.6	0.5	5.5
Finance lease liabilities	0.1	0.1	—	—	—
Operating leases	27.3	2.3	5.0	5.4	14.6
Convertible bonds due May 2024	69.6	—	—	—	69.6
Convertible bonds due June 2025	20.0	—	—	—	20.0
Paul Capital funding liabilities	29.3	3.8	7.6	7.6	10.3
Provisions	1.9	—	—	—	1.9
Total Contractual Cash Obligations	158.0	8.8	13.8	13.5	121.9

Capital commitments, contracted for but not provided in the accounts, were £Nil at December 31, 2005 and £Nil million at December 31, 2004.

The Group does not have any off-balance sheet arrangements that have or are reasonably likely to have a material effect on the Group’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Cash requirements

The Company’s working capital requirements continue to be affected by the timing and receipt of milestone payments and payments received on the signing of new contracts. The Company’s future cash flows will also be impacted by the Company’s change in strategy, principally its stated aim of moving to sustainable profitability in the near term and its refocus to concentrate on oral and pulmonary products. Consequently the Company’s near term working capital requirements are uncertain and sensitive to the timing of a number of initiatives required to provide the financial flexibility to implement the new strategy. The Company’s independent auditors, PricewaterhouseCoopers LLP, have included an emphasis of matter paragraph related to going concern in their auditors’ report, which refers to Note 1 to our consolidated financial statements beginning on page F-1 to this Annual Report stating that there is uncertainty as to when certain strategic initiatives may be concluded and their effect on the Company’s working capital requirements, which raises substantial doubt as to the Company’s ability to continue as a going concern. The audit opinion has not been qualified in this respect. The Company’s initiatives to improve profitability and the Company’s working capital requirements include the licensing of Flutiform™ in Europe, the divestment of its injectable business interests, which is expected to require shareholder approval, or the U.S. licensing for DepoBupivacaine™. The investment bank UBS bas been retained to manage the sale of the injectables business. Following a marketing exercise several expressions of interest have been received, due diligence materials have been prepared and management presentations are being made to interested parties. Management are currently evaluating the expressions of interest and interested parties have been and are continuing to undertake due diligence. For further information on the Company’s new strategy see “Item 4: Information on the Company—Business Operations—Strategy”.

The Directors have reviewed the working capital requirements of the Company for the next twelve months and have a reasonable expectation that sufficient funds will be raised from these initiatives and that the Company will continue in operational existence for the foreseeable future. There can be no assurance that additional funds will be available on a timely basis, on favorable terms or at all, or that such funds, if raised, would be sufficient to permit the Company to continue to conduct its operations. If adequate funds are not available, the Company may be required to curtail significantly, or discontinue, one or more of its research and development programs.

The Company is an emerging pharmaceutical company and expects to continue to absorb cash until products are fully commercialized. Much of the Company’s cash requirements are of an investment nature and are to a great extent discretionary. Funds will be used for the Company’s own product development efforts and capital expenditure. Capital commitments as at December 31, 2005, amounted to £Nil (2004: £Nil).

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

Future acquisitions or investments, a material decrease in our cash flow from operations or the failure of our collaborative partners to provide funding are factors which could affect our liquidity and working capital. The Company is reliant on collaborative partners and upon its ability to continue to obtain new development contracts from third parties to further develop and commercialize its drug delivery technologies. See ‘‘Item 3: Key Information—Risk Factors’’. The Company is dependent on its Geomatrix technology™ as to which further successful development is uncertain and any failure by the Company’s collaborative partners to provide funding, obtain regulatory approvals and conduct marketing activities could adversely affect the Company’s business, results, financial condition and liquidity.

Sources and uses of cash

	Year ended December 31,
	2004	2005
	(in £ millions)
Net cash used in operating activities	(3.9)	(7.9)
Net cash used in investing activities	(5.3)	(3.9)
Net cash generated from financing activities	2.9	30.6
Effect of exchange rate changes	(0.4)	0.2
Net (decrease)/increase in cash and cash equivalents	(6.7)	19.0
Cash and cash equivalents at beginning of the year	22.0	15.3
Cash and cash equivalents at end of the year	15.3	34.3

The Company finances its operations primarily by cash generated from the sale of equity and debt securities and funding provided by collaborative partners and operations.

As discussed above, a significant proportion of the Company’s cash resources comprise milestone payments under licensing and marketing agreements between the Company and its collaborative partners. The amount of milestone payments that the Company receives in any given period is influenced by a number of unpredictable factors, including scientific developments, the ability of the Company to find suitable partners, the timing of the negotiation and conclusion of agreements with such partners, the timing of regulatory approvals, the market introduction of new products and other factors. Although the Company is seeking to decrease the proportion of its revenues derived from milestone payments, the uncertainty associated with milestone payments means that there is no assurance that the Company will be able to obtain sufficient funds to satisfy its financing needs.

Net cash used in operating activities

During 2005 there was a net cash outflow from operating activities after tax of £7.9 million, compared with £3.9 million in 2004. The Group paid £2.0 million of costs relating to an aborted strategic transaction during the year.

Net cash used in investing activities

During the year the Group spent £2.6 million on property, plant and equipment and expenditure on intangible assets of £2.3 million mainly relates to the purchase of licenses to intellectual property in the area of pulmonary delivery. The proceeds on disposal of the Group’s non strategic holding of Vectura shares were £1.6 million.

Net cash generated from financing activities

Cash inflows from financing in 2005 were £30.6 million (2004: £2.9 million). The Group raised £34.8 million net of expenses by means of a rights issue of 125,627,357 new Ordinary Shares. During the year the Group issued £20.0 million 8% convertible bonds raising £18.8 million net of expenses. In addition the company repaid the £9.8 million balance on the convertible bonds due June 2005. Borrowings of £7.4 million were repaid in the period (2004: £8.6 million). This primarily comprises Paul Capital’s share of the Company’s royalty income.

Debt instruments, guarantees and related covenants

Bank and other non convertible debt amounted to £9.9 million at December 31, 2005 (2004: £11.1 million), consisting principally of a £6.9 million property mortgage secured on the assets of Jago (2004: £7.4 million). In addition, the Company has 6% convertible bonds due May 2024 of £69.6 million (2004: £69.6 million) and 8% convertible bonds due June 2025 of £20.0 million (2004: £Nil). Net debt (excluding the Paul Capital funding liabilities) amounted to £39.2 million (2004: £55.6 million).

Bank borrowings

At December 31, 2005 bank borrowings include two amounts due to the Basellandschaftliche Kantonalbank of £0.9 million (CHF 2 million) and £0.7 million (CHF 1.5 million) (2004: £0.9 million (CHF 2 million) and £0.7 million (CHF 1.5 million)). Both loans can be terminated with six weeks notice by either party and bear interest at 6.5% and 6.0% respectively. Both loans are secured on the assets of Jago and the £0.7 million (CHF 1.5 million) loan is guaranteed by SkyePharma PLC.

The Group had a loan as at December 31, 2005 with GE Capital Corp of £1.4 million ($2.4 million) (2004: £1.9 million ($3.7 million)). The loan is secured by certain assets of SkyePharma Inc, SkyePharma U.S. Inc and SkyePharma PLC. The loan bears interest at 8.0% and is repayable by instalments until September 2007.

Convertible bonds

In June 2005, the Group issued £20.0 million 8% convertible bonds, with a first put after five years by the holder of the bonds, and a final maturity of June 2025. The bonds are convertible at the option of the holder into Ordinary Shares in the Company at an initial conversion price of 77 pence at any time prior to maturity. The bond contains a price reset feature such that if on June 3, 2006 the Company’s average share price for the preceding 10 days (reset price) is less than the conversion price, then the conversion price shall be adjusted to the reset price subject to a maximum reduction of 25% in the conversion price. The conversion price was reset to 58 pence on June 3, 2006. Unless previously redeemed or converted, the bonds will be redeemed by the Group at their principal amount in June 2025. The convertible bonds existing at December 31, 2005, due in May 2024, were not affected by this transaction.

On June 19, 2005 £9.8 million of convertible bonds due June 2005 were redeemed in full by the Company at their principal amount.

As a result of these transactions the Company has £69.6 million convertible bonds due May 2024 at a conversion price of 95 pence, and £20.0 million convertible bonds due June 2025 at a conversion price of 58 pence.

Property mortgage

At December 31, 2005, the Group had a property mortgage facility with the Basellandschaftliche Kantonalbank of £6.9 million (CHF 15.5 million) (2004: £7.4 million (CHF 16.1 million)). The mortgage is in two tranches, both secured by the assets of Jago. The first tranche of £2.7 million (CHF 6.2 million) bears interest at 2.75% and is repayable by instalments over 20 years semi-annually. The second tranche of £4.1 million (CHF 9.3 million) bears interest at 2.75% and is repayable by instalments over 50 years semi-annually.

Paul Capital funding liabilities

The Group entered into two transactions with Paul Capital in 2000 and 2002. Under these transactions Paul Capital provided a total of $60 million in return for the sale of a portion of the potential future royalty and revenue streams on a selection of the Group’s products.

Whilst the contractual arrangement with Paul Capital is a royalty agreement under which royalties are payable on revenues earned and payments received, the proceeds received from Paul Capital meet the definition of a financial liability under IAS 32, and are treated as a financial liability. Royalties paid to Paul Capital are treated as repayment of the liability and interest is charged on the liability using the effective interest rate at inception of each agreement. The estimated future payments to Paul Capital are discounted using each contract’s original effective interest and any adjustment is recognized as income or expense in the income statement.

Finance lease liabilities

Obligations under hire purchase and finance leases are secured upon the assets to which they relate and as at December 31, 2005 £Nil (2004: £0.1 million (SKR 0.9 million)) is guaranteed by the Company.

Financial instruments

The Group holds financial instruments to finance its operations and to manage the currency risks that arise from these operations. Further information on these financial instruments is set out in Note 25 of the Notes to SkyePharma’s Consolidated Financial Statements included in Item 17 of this Form 20-F.

PRINCIPAL DIFFERENCES BETWEEN IFRS AND U.S. GAAP

The Company’s financial statements have been prepared in accordance with IFRS, which differs in certain respects from U.S. GAAP. Included in Item 17 of this Form 20-F is a reconciliation of the Company’s net income for the years ended December 31, 2005 and 2004 and shareholders’ funds as of December 31, 2005 and 2004 from IFRS to U.S. GAAP.

The reconciliation of the Company’s net income for the two years ended December 31, 2005 primarily reflects differences in the accounting principles under IFRS and U.S. GAAP with respect to investments in associates, revenue recognition and Paul Capital funding liabilities.

The reconciliations of the Company’s shareholders’ funds as of December 31, 2005 and 2004 primarily reflect differences in the accounting principles under IFRS and U.S. GAAP in respect of business combinations, shares issued relating to contingent consideration, deferred shares to be issued, convertible bonds, Paul Capital funding liabilities and revenue recognition.

TRANSITION TO IFRS

The financial information for the year ended December 31, 2005 has been prepared for the first time in accordance with IFRS. In preparing the financial information certain first-time adoption provisions have been applied. The Group’s accounting policies and adjustments made on the implementation of IFRS were disclosed in the interim results announcement issued on September 28, 2005 and the IFRS restatement announcement issued on August 3, 2005 and can be found on the Group’s corporate web site (www.skyepharma.com). Since the publication of these results the Group has changed its interpretation of the application of IAS 39 to the Paul Capital funding liabilities. The restatement resulted in a decrease in the 2004 net interest expense of £5.2 million and in the liability at December 31, 2004 of £4.3 million.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED

IFRS

SkyePharma has decided not to adopt early application of the following standards, amendments and interpretations (already adopted or in the process of being adopted by the European Union):

•       IFRS 7; Financial Instruments—Disclosures, which is applicable from January 1, 2007; and

•       IAS 39; Cash Flow Hedge Accounting of Forecast Intragroup Transactions, applicable from January 1, 2006.

SkyePharma is currently analyzing the practical consequences of these new standards and interpretations and the impact of their application on its financial statements. The Group is not impacted by interpretations IFRIC 2; Members’ Shares in Co-operative Entities and Similar Instruments, IFRIC 5; Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds,  IFRIC 6; Liabilities Arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment and IFRIC 7; Applying the Restatement Approach under IAS 29—Financial Reporting in Hyperinflationary Economies,

IFRIC 8—Scope of IFRS 2

In January 2006, the International Accounting Standards Board issued IFRIC 8; The Scope of IFRS 2 (“IFRIC 8”). IFRIC 8 clarifies that the accounting standard IFRS 2; Share based payment, applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration. The interpretation explains that, if the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. IFRIC 8 is effective for SkyePharma for the period beginning January 1, 2007. SkyePharma is currently reviewing this issue to measure the potential impact on its consolidated results of operations, financial position, and cash flows.

IFRIC 9—Reassessment of Embedded Derivatives

In March 2006, the International Accounting Standards Board issued IFRIC 9; Reassessment of Embedded Derivatives (“IFRIC 9”). IFRIC 9 concludes that an entity must assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. IFRIC 9 is effective for SkyePharma for the period beginning January 1, 2007. SkyePharma is currently reviewing this issue to measure the potential impact on its consolidated results of operations, financial position, and cash flows.

U.S. GAAP

SFAS 154; Accounting changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS 3.

In June 2005, the Financial Accounting Standards Board issued SFAS 154; Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS 3 (SFAS 154). This statement replaces Opinion 20 and FAS 3, and changes the requirements for the accounting for, and reporting of, a change in accounting principle. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS 154 is effective for SkyePharma for the period beginning January 1, 2006. SkyePharma is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

FSP No. FAS 115-1 and FSP FAS 124-1; The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.

In November 2005, the Financial Accounting Standards Board issued this FASB Staff Position (FSP) which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. FSP FAS 115-1 is effective for SkyePharma for the period beginning January 1, 2006. SkyePharma is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

Other recent accounting pronouncements issued by the FASB (including the Emerging Issues Task Force), the AICPA, and the SEC are not believed by management to have a material impact on SkyePharma’s present or future consolidated financial statements.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

For a discussion of the Company’s research and development activities, see ‘‘Item 4: Information on the Company—Business Operations—Research and Development’’ and information on patents and licenses, see ‘‘Item 4: Information on the Company—Business Operations—Patents and Proprietary Rights’’.

TREND INFORMATION

The Company’s results of operations have fluctuated materially on a monthly, half yearly and yearly basis, partly as a result of acquisitions and partly due to the timing of contract development and licensing revenues. Therefore, period-to-period and period-on-period comparisons are not meaningful at this stage in the Company’s development. The Company believes that it will continue to experience fluctuations in its results of operations in the near to medium term.

Item 6:        Directors, Senior Management and Employees

Directors and Senior Management

Name	Age	Position
Dr. Argeris (Jerry) Karabelas	53	Non-Executive Chairman
Frank Condella(1)	52	Chief Executive Officer and Executive Director
Donald Nicholson(1)	48	Finance Director and Executive Director
Dr. Kenneth Cunningham(1)	53	Chief Operating Officer and Executive Director
Dr. David Ebsworth(2)(3) (4)	51	Non-Executive Director
Alan J Bray(2)(4)	62	Non-Executive Director
R. Stephen Harris(3)(4)	64	Non-Executive Director

(1)          Member of Executive Committee.

(2)          Member of Audit Committee.

(3)          Member of Remuneration Committee.

(4)          Member of Nomination Committee.

The following information is provided as at June 23, 2006, the latest practicable date prior to the filing of this Report.

Dr. Argeris (Jerry) Karabelas became Non-Executive Chairman in February 2006, having been appointed to the Board in November 2000. Dr Karabelas has more than 23 years’ experience in the pharmaceutical industry, having spent the majority of his career with SmithKline Beecham. Dr Karabelas is a partner at Care Capital LLC. He was previously the CEO of Novartis Pharma AG where he had responsibility for pharmaceuticals, R&D, consumer products, and the generics business. He is also an external director of the International Partnership for Microbicides and chairman of Human Genome Sciences. He is also a director of NitroMed Inc., Acura Pharmaceuticals Inc., Inotek Pharmaceuticals Corporation, Anadys Pharmaceuticals Inc., Renovo PLC and a member of the scientific advisory board of Epigenesis Pharmaceuticals LLP and CardioKine Inc. He received a Ph.D in Pharmacokinetics from the Massachusetts College of Pharmacy in 1979.

Frank Condella became Chief Executive Officer in March 2006 and was appointed to the Board in April 2006. Mr Condella has over 25 years’ commercial experience in the pharmaceutical industry, having worked for several major international companies. Prior to joining SkyePharma he served as president of european operations for IVAX Corporation, CEO of Faulding Pharmaceuticals, vice-president of the Specialty Business for F. Hoffman-La Roche Ltd, and vice-president and general manager of Lederle Standard Products at American Home Products. He holds a BS in Pharmacy degree and an MBA from Northeastern University in Boston, Massachusetts.

Donald Nicholson was named Finance Director in March 1997. He joined the Company in February 1996 as Chief Financial Officer and was appointed to the Board in March 1997. He has over 20 years of experience in the healthcare industry including Wellcome plc and Corange Ltd, the holding company of Boehringer Mannheim and DePuy, where he was corporate strategy and finance director. He is a member of the Institute of Chartered Accountants of Scotland and obtained a B. Com (Hons) degree from the University of Edinburgh in 1980.

Dr. Ken Cunningham became Chief Operating Officer in April 2006 and was appointed to the Board in May 2006. Dr. Cunningham was formerly CEO of Arakis Ltd from January 2002 to August 2005, vice-president european affairs for Alza Corporation and vice-president clinical development for Sequus Pharmaceuticals. Previously he held a variety of clinical development and commercial strategy positions in GlaxoWellcome and Warner-Lambert. He is a non-executive director of Xention Discovery Ltd. Dr Cunningham qualified from St Mary’s Medical School, London University.

Alan Bray was appointed to the Board in September 2004. He is a chartered accountant, having retired as a senior partner from Deloitte & Touche LLP’s financial services practice in May 2004. Mr Bray has worked with retail and investment banks, insurance companies and asset management firms and was seconded for a time to the Department of Trade and Industry. He was responsible for Deloitte & Touche LLP’s risk management policies and procedures in its financial services practice and was a serving member on a DTI Supervisory Board and Audit Committee. Mr Bray is a Fellow of the Institute of Chartered Accountants in England and Wales.

Dr. David Ebsworth was appointed to the Board in April 2002. Dr. Ebsworth has over 25 years of pharmaceutical industry experience. He provides consultancy services to a variety of clients including venture capital companies. He was chief executive officer of Oxford GlycoSciences PLC until May 2003. Prior to this he held the position of president and general manager of the Pharmaceutical Business Group for Bayer AG in Leverkusen, Germany, and has also worked for Bayer AG in a series of global positions in Canada, Europe and the United States. Dr. Ebsworth is non-executive chairman of Wilex AG, Xention Discovery Ltd. and Curacyte AG and a non-executive director of Intercell AG, CuraGen Corporation and Renovo PLC and held the same office, until 1998, with Schein Pharmaceutical, Inc. (now known as Watson Pharmaceuticals, Inc). He obtained a B.Sc in Chemistry and German in 1976 and a Ph.D in Industrial Relations in 1980 from the University of Surrey.

R Stephen Harris was appointed to the Board in November 1995. He has 40 years of experience in the pharmaceutical industry, having worked for ICI Pharmaceuticals, Merck, Eli Lilly, Boots, Reckitt & Colman and Gensia; and was director of Development and Licensing with Medeva plc. He is non-executive chairman of Proteome Sciences plc, Sinclair Pharma plc and Conve PLC and non-executive director of Advanced Medical Solutions Group plc, Premier Research PLC and GeneMedix plc. He is a member of the Pharmaceutical Society of Great Britain and graduated with a B.Sc in Pharmacy from the University of London in 1964.

There are no other arrangements or understandings with major shareholders, customers or suppliers or others pursuant to which any person was selected to serve as a director or senior manager.

There are no provisions within the directors’ service contracts that provide for any benefit to accrue to any director upon termination of employment save that salary may be paid in lieu of notice.

COMPENSATION

In 2005, the Company paid £1,523,000 in aggregate to its Directors (10 persons).

The following table provides certain information regarding the compensation paid to Directors and Senior Management in 2005.

Name	Salary	Bonus	Pension Benefits	All Other Compensation(1)
	(In £ thousands)
Ian Gowrie-Smith	140	—	—	—
Michael Ashton(2)	440	110	77	48
Donald Nicholson	250	63	44	10
Air Chief Marshal Sir Michael Beavis	58	—	—	—
Alan Bray	54	—	—	—
Dr. David Ebsworth	53	—	—	—
Stephen Harris	51	—	—	—
Dr. Argeris (Jerry) Karabelas	51	—	—	—
Dr. Keith Mansford	49	—	—	—
Torao Yamamoto(3)	25	—	—	—

(1)          All other compensation includes company car allowance and medical insurance for directors, officers and their families.

(2)          All other compensation additionally includes living allowance.

(3)          Resigned July 18, 2005.

For further information on share incentives granted to Directors, see ‘‘Share Ownership’’ below.

The Remuneration Committee of the Board of Directors administers a bonus plan for the Company’s senior executives (including Executive Directors). Such bonuses are paid at the discretion of the Remuneration Committee, in recognition of an individual’s contribution to the success of the Company and the achievement of specified objectives. In 2005 the primary performance targets were a combination of objective corporate, divisional and specific individual targets. A fundamental part of the annual bonus plan is the requirement that a stated proportion of any cash bonus awarded under the bonus plan each year be deferred through the Company’s Deferred Share Bonus Plan (the ‘‘Plan’’). The Plan is designed to align the interests of senior executives with those of the shareholders by encouraging senior executives to build up and maintain shareholdings which are meaningful in the context of their remuneration. At present, participants are required to defer 50% of their bonus through the Plan. The Company currently provides one matching share (each a ‘‘Matching Share’’) for each share acquired by a participant pursuant to the plan (each an ‘‘Executive Share’’). Each Matching Share will be released three years after it is issued provided that performance criteria have been satisfied and the senior executive remains in employment and the corresponding Executives Shares have not been sold.

PENSION AND SAVINGS PLANS

The Group operates various defined contribution plans for its employees in the U.K. and U.S. The Group’s contributions to these plans are charged to the income statement in the period to which they relate, and the assets are held in separate trustee administered funds. The income statement charge related to defined contribution plans in detailed in Note 7 of the Notes to SkyePharma’s Consolidated Financial Statements included in Item 17 of this Form 20-F.

The Group operates unfunded defined benefit schemes in respect of its employees in Switzerland and France.

BOARD PRACTICES

The Company’s Articles of Association provide that, except as otherwise provided in the Articles or unless otherwise determined by ordinary resolution of the Company, the Board of Directors (the ‘‘Board’’) shall consist of not less than three directors. Directors of U.K. companies do not generally have fixed terms of office. At each Annual General Meeting, a number of directors equal to as close as possible (but not exceeding) one-third of the directors must retire from office by rotation, based principally on length of term of office, and are eligible for re-election. Directors may be appointed by the Company by ordinary resolution of the shareholders. In addition, the Board may appoint directors to fill vacancies or as additional directors. Any director so appointed by the Board must retire from office at the next Annual General Meeting but is then eligible for re-appointment by the shareholders at that meeting.

The Board has an Executive Committee, an Audit Committee, a Remuneration Committee and a Nominations and Governance Committee. The Executive Committee is responsible for the executive management of the Company and is chaired by the Chief Executive. The Committee comprises the Company’s Executive Directors and senior management and generally meets at least monthly either in person or by conference call.

The Audit Committee is responsible for oversight of auditors, pre-approving all audit and non-audit services, reviewing and appraising the Company’s financial reporting practices and procedures, the adequacy of its system of internal accounting control, reviewing the auditor’s report describing all critical accounting policies and practices, all alternative treatments within GAAP for material items discussed with management, other material written communications and any matters raised by its independent auditors. It also is responsible for reviewing the half-year and full-year results of the Company and its Interim and Annual Reports and Accounts prior to their submission to the full Board. The Committee reviews the cost-effectiveness, independence and objectivity of the external auditors and pre-approves all permitted non-audit expenditure incurred with the auditors. It meets formally at least three times a year. The Audit Committee is comprised of the Non-Executive Directors identified under ‘‘Directors and Senior Management’’ above and is chaired by Mr. Alan Bray.

The Remuneration Committee is responsible for approving the remuneration and other benefits, including pension contributions, bonus payments, share incentives and severance payments, of the Executive Directors and other members of senior management. The Remuneration Committee is comprised of the Non-Executive Directors identified under “Directors and Senior Management”.

The Nominations and Governance Committee is responsible for making recommendations to the Board on any appointment to the Board and for corporate governance matters. The Nominations and Governance Committee is comprised of the Non-Executive Directors identified under “Directors and Senior Management’’ and is chaired by Stephen Harris.

EMPLOYEES

The following table shows the distribution of the year end number of employees, by activity and geographic location, for the last three fiscal years:

	Year ended December 31,
	2003	2004	2005
By category of activity:
General and Administration	85	71	88
Marketing Operations	12	5	6
Research and Development	212	183	190
Manufacturing Operations	157	161	161
	466	420	445
By geographic location:
U.K.	19	16	18
Switzerland	140	135	147
France	141	144	139
Sweden	29	1	—
U.S. and Canada	137	124	141
	466	420	445
Number of employees with scientific qualifications:
PhD’s, masters or medical degrees	59	49	52
Scientists (including PhD’s, masters or medical degrees)	235	234	177

The Company believes that it has good relations with its employees and labor unions.

SHARE OWNERSHIP

The following table sets out the interests of Directors and Senior Management in the Ordinary Shares of the Company (including the interests of their immediate families and persons connected with the Directors) as at June [•], 2006.

Name	Number of Ordinary Shares	Percentage of Issued share capital
Dr. Argeris (Jerry) Karabelas	206,667	0.027%
Frank Condella	400,342	0.053%
Donald Nicholson	955,139	0.127%
Dr. Kenneth Cunningham	179,300	0.024%
Dr. David Ebsworth	133,000	0.018%
Alan Bray	170,000	0.023%
Stephen Harris	257,299	0.034%

The aggregate number of Ordinary Shares held by the Directors listed in the table above at June 23, 2005 was 2,301,747, representing 0.3% of the total Ordinary Shares outstanding.

The aggregate number of Ordinary Shares underlying the Company’s outstanding options and long-term incentive plan awards as of June 23, 2006 was 48,983,890.

Share Option Plans

The Company has five share option schemes (together, the ‘‘Option Schemes’’). Grants between 1996 and 1998 were made under the 1988 Executive Share Option Scheme and the European and North American Scheme and grants from April 1999 were made under the SkyePharma PLC 1999 Share Option

Scheme, the European and North American 1999 Scheme and the SkyePharma Holding Inc. 1999 Stock Option Plan for SkyePharma Inc. Employees.

Executive Directors and senior executives participate in the SkyePharma PLC 1999 Share Option Scheme, the European and North American Scheme and the SkyePharma Holdings Inc. 1999 Share Option Plan as appropriate. Exercise of options granted under these plans is dependent upon total shareholder return performance measured against a peer group of companies. All options granted to Executive Directors and senior executives during 2003 were made on this basis and vest after three years on a scale between 0% and 100% depending on the Company’s performance relative to that comparator group of companies. Options granted in 2001 and subsequent years will not be re-tested following vesting. If the stringent performance requirements are not met at the end of the performance period, all options will lapse.

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

SkyePharma PLC 1999 Share Option Scheme

The SkyePharma PLC 1999 Share Option Scheme (the ‘‘Scheme’’) is divided into two parts, the first of which is approved by the Inland Revenue and the second of which is unapproved. The unapproved part is designed for the grant of options to employees, the value of which may exceed the approved limit of £30,000. Except to the extent required to obtain Inland Revenue approval, the two parts of the Scheme are similar in all material respects.

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

The price per Ordinary Share at which a participant may acquire Ordinary Shares (the ‘‘Option Price’’) on the exercise of an option will be at the discretion of the Board, but shall not be less than the market value (as defined in the Rules) of an Ordinary Share at the date of grant and shall not in any event be less than the nominal value of an Ordinary Share.

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

If an offeror obtains control of the Company on the occurrence of (i) a general offer to acquire the whole of the Ordinary Share capital of the Company, (ii) pursuant to an offer, an offeror becoming entitled to acquire the shares under Sections 428-430 of the Companies Act 1985 (the ‘‘Act’’) or (iii) a compromise or arrangement being sanctioned by the Court under Section 425 of the Act, then an option holder and the offeror may agree that the options held can be exchanged for equivalent options in the offeror. Alternatively, if an offeror gains control pursuant to either a general offer or a compromise or arrangement pursuant to Section 425 of the Act, then the option holder may, in the case of a general offer, exercise his or her options within six months following the later of the date of the acquisition or the date upon which the offer becomes unconditional, or, in the case of a court order sanctioning a compromise or arrangement, within six months of that date.

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

The SkyePharma Holdings Inc. 1999 Stock Option Plan for SkyePharma Inc. Employees

The SkyePharma Holdings Inc. 1999 Stock Option Plan (the ‘‘Plan’’) is governed by the rules of the Plan and is administered by the Board of Directors of the Company acting through the Remuneration Committee. The Plan is available to all officers and key employees of SkyePharma Holdings Inc. and its subsidiaries who render services which contribute to its management, growth or financial success. Options are granted at the discretion of the Remuneration Committee. No Director or employee is entitled as of right to participate in the Plan.

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

If an option is to qualify for tax benefits under certain provisions of the U.S. Internal Revenue Code of 1986 as amended (‘‘Incentive Options’’), the aggregate exercise price of options first becoming exercisable in any one calendar year may not exceed U.S.$100,000.

The price per Ordinary Share at which a participant may acquire Ordinary Shares (the ‘‘Option Price’’) on the exercise of an option will be at the discretion of the Remuneration Committee, but shall not (in the case of Incentive Options) be less than the market value (as defined in the rules of the Plan), or (in the case of options which are not Incentive Options) 85% of the market value (as so defined) of an Ordinary Share at the date of grant and shall not in any event be less than the nominal value of an Ordinary Share.

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

The lapsing provisions and those relating to change of control under the Plan are in all material respects similar to the provisions of the SkyePharma PLC 1999 Share Option Scheme, as described on page 88.

Outstanding Options

The table below sets forth certain information concerning the options issued to Directors and officers of the Company pursuant to the Company’s share option plans as of June 23, 2006. No other Directors or officers of the Company have outstanding ordinary options or Super Options.

Ordinary Options

Name	Number of Ordinary Shares underlying Options Outstanding(1)	Exercise Price		First Exercise Date	Last Exercise Date
Donald Nicholson(2)	89,614	89.3	p	March 31, 2001	March 31, 2008
	179,872	66.7	p	April 19, 2002	April 19, 2009
	465,301	77.4	p	June 12, 2004	June 12, 2011
	483,274	69.4	p	April, 12, 2005	April 12, 2012

(1)          Following completion of the Company’s rights issue announced on September 28, 2005 the number and exercise prices applicable to options were adjusted to take account of the dilution in the value of options caused by the rights issue.

(2)          Options granted under the SkyePharma PLC 1999 Share Option Scheme.

Super Options

Name	Number of Ordinary Shares Underlying Options Outstanding	Exercise Price		First Exercise Date	Last Exercise Date
Donald Nicholson	1,064,830	54.4	p	May 25, 2004	May 25, 2009

The aggregate number of Ordinary Shares underlying all of the outstanding options as of June 23, 2006 was 34,860,927. Such options have exercise prices ranging between 43.0 pence and 89.3 pence and expire between April 7, 2007 and September 26, 2013. It is the current intention of the Company that it will no longer grant options under any of the above option schemes in view of the dilution caused by issuing such shares and the impact of the charge to the Company’s profit and loss account.

Deferred Share Bonus Plan

Approximately 25 members of Senior Management (including Executive Directors) participate in the Deferred Share Bonus Plan. Eligible participants are any employees of the Company selected by the Remuneration Committee (‘‘Eligible Employees’’), or a trustee acting on behalf of such employees. The plan, which is operated by the Remuneration Committee, is designed to align the interests of participants with those of the shareholders by encouraging executives to build up and maintain shareholdings which are meaningful in the context of their remuneration.

Under the Deferred Share Bonus Plan, an Eligible Employee is required to defer no less than 50% of his or her bonus and to use the deferred portion to acquire shares in the Company (‘‘Executive Shares’’). The Company, in turn, issues to each Eligible Employee one matching share (a ‘‘Matching Share’’) for each Executive Share so acquired. In addition to Matching Shares, the Remuneration Committee may award additional deferred shares to Eligible Employees (‘‘Long-Term Incentive Plan Awards’’, or ‘‘LTIP Awards’’).

The maximum value of an Eligible Employee’s LTIP Award will not exceed 100% of an employee’s salary. The first LTIP Awards were made on May 5, 2004 to 21 participants at a share price of 59.92 pence, including awards of 700,534 shares to Michael Ashton and 392,857 shares to Donald Nicholson. LTIP awards were made on September 20, 2004 to 48 participants at a share price of 57.17 pence, on June 3, 2005 to 18 participants at a share price of 53.92 pence, including awards of 816,024 shares to Michael Ashton and 463,650 shares to Donald Nicholson, and on June 9, 2005 to 48 participants at a share price of 53.58 pence. A further LTIP Award was made on April 24, 2006 to 49 participants at a share price of 38p, including awards of 1,184,210 shares to Frank Condella, 697,368 shares to Donald Nicholson and 657,894 shares to Ken Cunningham. The maximum value which was awarded was 100% of the relevant participant’s salary.

Matching Shares and LTIP Awards granted under the Deferred Share Bonus Plan are released to the relevant employee after three years provided certain conditions have been satisfied.

For Matching Shares granted prior to 2005, the relevant employee must remain in employment with the Company and the underlying Executive Shares must not have been sold. For Matching Shares granted thereafter, there is an additional requirement that shares be released only if certain performance conditions have been satisfied. Matching Shares granted in 2006 will only be released if the total shareholder return of the Company is at or above the median of a specified comparator group of the Company’s competitors. In addition, the Remuneration Committee will be required to ensure that the underlying financial performance of the Company is consistent with its total shareholder return performance, by considering the Company’s performance against financial measures such as turnover, profitability and cash flow. For example, no Matching Shares will be provided at the end of the holding period unless the Company is in profit.

For LTIP Awards, the relevant employee must remain in employment with the Company and certain performance conditions must be satisfied. The principal performance condition for the release of an LTIP Award is measured in terms of the total shareholder return of the Company relative to a comparator group. 30% of the LTIP award will be released where the Company is at the median of the comparator group rising to full vesting at the upper quartile. LTIP awards will be released on a straight line basis between these two points. In addition, the Remuneration Committee will be required to ensure that the underlying financial performance of the Company is consistent with its total shareholder return performance, by considering the Company’s performance against financial measures such as turnover, profitability and cash flow.

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

LTIP Awards are not transferable and will lapse if the participant attempts to effect a transfer. If a participant leaves employment prior to the expiration of the vesting period, then the LTIP Award will lapse. However, on cessation for injury, disability, redundancy, retirement, death or other reasons at the absolute discretion of the Remuneration Committee, there may be proportionate release of LTIP Awards depending upon the lapse of time and the satisfaction of the attached performance conditions. In the event of a takeover, reconstruction, amalgamation, winding up, merger or de-merger of the Company, there may be proportionate release of LTIP Awards depending upon the satisfaction of the performance conditions at the time of the transaction. In addition, the Remuneration Committee shall take into account the amount of time elapsed since the date of grant of the LTIP Award in determining the proportion of the LTIP Award that shall be released.

On a variation of the capital of the Company, the number of shares awarded to an employee under the Deferred Share Bonus Plan may be adjusted in such manner as the Remuneration Committee determines and a professional advisor of the Company confirms to be fair and reasonable. Following completion of the Company’s rights issue announced on September 28, 2005, the number of shares awarded was adjusted to take account of the dilution in the value of shares awarded under the Deferred Share Bonus Plan caused by the rights issue. The number of shares awarded prior to 2006 was increased by 4.2%.

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

Share Purchase Plan

It is the Company’s policy to encourage share ownership at all levels of the business, thereby aligning all employees’ interests with those of the shareholders. Accordingly, the Company introduced the SkyePharma International Share Purchase Plan (‘‘the Employee Plan’’) and the Employee Stock Purchase Plan in February 2002 to encourage employees to acquire shares of the Company. All employees (including Executive Directors) are eligible to participate in the Employee Plan under the arrangements introduced in their respective countries.

The Employee Plan enables the same remuneration policy applied to executives under the Deferred Share Bonus Plan to be applied to all employee levels, i.e., awarding matching shares on the basis of the number of employee purchased shares.

Under the rules of the Plan the Company may award free shares to specific employees, subject to a holding period of three years and continued employment. An award of a total of 33,755 shares was made to 13 participants on September 20, 2004 at a share price of 57.17 pence.

Under the Employee Plan, employees are given the opportunity to purchase up to a maximum of £1,500 of Company shares per year (or local currency equivalent). The Company will then match each share purchased with an award of one Ordinary Share (each a ‘‘Matching Share’’). The maximum ratio of Matching Shares to employee purchased shares is two to one although the current ratio adopted by the Company is one Matching Share for each share purchased. The Matching Shares are subject to a three-year holding period. Normally, the Matching Shares will only be released at the end of this holding period if the corresponding employee purchased shares have not been sold and the employee is still in employment at that time. Awards under the Employee Plan lapse if the holder is adjudicated bankrupt, sells his or her shares or ceases to be in the Company’s employment during the restricted period determined by the Directors. Matching Shares cannot be released later than ten years after the date of the purchase.

The shares required for the Employee Plan are currently being purchased in the market rather than being issued by the Company. The Company may, however, issue new shares for the purposes of the Employee Plan if it becomes necessary or desirable in the future.

Warrants

‘D’ and ‘E’ Warrants

In March 2002, the Company issued warrants granting Paul Capital the right, under an agreement to fund new product development, to subscribe for 5 million SkyePharma Ordinary Shares at an exercise price of 73.75 pence, representing a 25% premium to the average trading price for the five trading days immediately prior to the closing date. At June 23, 2006, should the warrants be converted, they represented 0.7% of the Company’s Ordinary Share capital. The warrants are divided into 2,500,000

Series D and 2,500,000 Series E warrants. The terms are identical save for the exercise dates. The Series D Warrants can be exercised at any time from the date of creation of the warrants until December 31, 2008 and the Series E Warrants can be exercised at any time from June 30, 2002 until December 31, 2008. There are standard provisions in the deed polls creating the warrants relating to provision for adjustment of the warrant rights in certain circumstances such as a capital reorganization and relating to certain restrictions on the Company, such as capital distributions. There are a number of other provisions in the deed polls designed to comply with the Securities Act of 1933.

‘F’ Warrants

The Company issued ‘F’ Warrants in December 2003 as part of the $5 million loan with GE Capital Corp. The ‘F’ Warrants entitle GE Capital to subscribe for a total of 300,000 Ordinary Shares at any time until the repayment date of the loan at an exercise price of £1.20 per Ordinary Share.

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

As of June 23, 2006, the Company had notice or was aware that the following persons owned more than 3% of the outstanding Ordinary Shares:

Ordinary Shares	Number	% Holding
HBM BioVentures (Cayman) Ltd.	77,000,000	10.2
UBS AG and Subsidiaries	45,673,766	6.1
Dr Jacques Gonella	37,412,291	5.0
HBOS plc and subsidiaries	30,680,577	4.1
Kowa Company Limited	30,000,000	4.0

The interest of HBM BioVentures (Cayman) Ltd was substantially acquired in 2005 and the interest of UBS AG and Subsidiaries was substantially acquired in 2006.

As of June 23, 2006, there were 16,327 holders of record of Ordinary Shares, of which 23 were U.S. beneficial holders representing 3% of the Ordinary Shares. In addition, at June 23, 2006 there were 115 holders of record of American Depositary Shares (‘‘ADSs’’) representing 5% of the Ordinary Shares.

RELATED PARTY TRANSACTIONS

Certain Arrangements in Respect of the Jago Acquisition

On July 20, 2000, the following shares were issued to Dr. Jacques Gonella, the vendor of Jago, under the Settlement Agreement that established full and final settlement of the deferred consideration payable on the acquisition of Jago:

(i)             6 million Ordinary Shares;

(ii)         12 million ‘A’ Deferred Shares which automatically converted into 12 million Ordinary Shares in April 2003, following the first commercial sale by GlaxoSmithKline of Paxil CR™; and

(iii)     12 million ‘B’ Deferred Shares which automatically convert into 12 million Ordinary Shares on the Company’s receipt of a royalty statement under the current License Agreement with GlaxoSmithKline stating that reported sales of Paxil CR™ have exceeded

(a)          $1,000 million during any calendar year prior to January 1, 2006 or

(b)         exceeded $337 million between January 1, 2006 and May 3, 2006.

The third condition set out above was not satisfied prior to May 3, 2006 and the Deferred ‘B’ Shares have been transferred to the Company Secretary for no consideration for him to hold as custodian.

On issue, the Ordinary Shares were recorded as share capital and share premium at a price of 94.25 pence. The Deferred Shares were recorded within non-equity share capital and non-equity share premium at a price of 94.25 pence, the fair value of those shares, on July 20, 2000.

Certain Arrangements in Respect of the Krypton Acquisition

On January 8, 1996 the Company acquired Krypton from a series of trusts in which Ian Gowrie-Smith had an interest. The deferred consideration on the acquisition of Krypton provides that a maximum of 37.5 million Ordinary Shares would be issued contingent on a change in control of the Company at a share price of not less than 80 pence compounded at an annual rate of 10% (£2.08 as at December 31, 2005), or satisfaction of various conditions and hurdles which lapsed on December 31, 2003. To date, no payments have been made under the Krypton earn-out arrangements. No provision for deferred consideration had been recognized as at December 31, 2005.

Other Arrangements

At the end of December 1998, Ian Gowrie-Smith (through a family-owned trust) acquired a 51% interest in 10 East 63rd Street Inc., the company which owns 10 East 63rd Street, a property in New York. In December 2002, Mr. Gowrie-Smith acquired a further 49% interest. SkyePharma PLC has been in occupation of approximately half of that property since January 1997, subject to tenancy agreements based upon independent valuation. In August 2003, the Company took occupation of the entire building under an eight year tenancy agreement, at which time the annual rent was increased from $420,000 per annum to $720,000 per annum until August 2008, and $942,500 per annum from August 2008 to August 2011. A portion of these premises is currently sub-let by the Group for $270,000 per annum to August 2006. The Company is currently seeking to negotiate the termination of this lease.

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

In December 2004 SkyePharma signed conditional stock purchase and assignment agreements with two former Astralis directors to acquire 11,160,000 common shares and appoint a further two directors representing SkyePharma to the Astralis Board. In March 2005, the conditions of the stock purchase and assignment agreements were satisfied and the Company completed the purchase of 11,160,000 million shares from the two former directors of Astralis in exchange for 5.5 million common shares in the Company. The Group also acquired 33,900 common shares of Astralis for approximately £12,000. As at December, 31 2005, the total SkyePharma holding was 36,393,900 common shares and 20,000 warrants, representing approximately 39.8% of the common shares. As a result of these events the investment has been treated as an associated undertaking from December 2004.

Michael Ashton was appointed to the Astralis Board in January 2002. Dr. Gordon Schooley, SkyePharma’s Chief Scientific Officer, has also been appointed to the board of Astralis. For further details of the Astralis transactions see ‘‘Item 4: Information on the Company—Business Operations—Collaborative Arrangements—Other Significant Collaborative Arrangements’’.

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

During 2004 the Group received 687,629 Vital Living common shares with a value of £42,000 ($80,000) in lieu of interest due on the 12% senior secured convertible notes. Michael Ashton was appointed to the Vital Living Board in January 2004. In 2005 the Group received a further 2,101,422 Vital Living common shares with a value of £68,000 ($120,000) in lieu of interest due on the 12% senior secured convertible notes. In June 2006, the Company entered into an agreement with Vital Living and VTLV LLC, an affiliate of Vital Living, whereby the Company sold 1 million Series D Convertible Preferred Shares and $1 million of 12% Senior Secured Convertible Notes to VTLV LLC for $416,666. Vital Living also issued to the Company an additional 12.5 million common shares in Vital Living in settlement of an outstanding receivable due from Vital Living to the Company. As at June 23, 2006 the total SkyePharma holding was estimated at 29,493,599 common shares and 1 million warrants expiring 2008, representing approximately 23.6% of the common shares.

In 2003, the Company entered into several agreements with Micap plc concerning the application of micro-encapsulation technology to drug delivery. The Company subscribed for 2,500,000 ordinary shares at a price of 80 pence as part of a fundraising of 3,125,000 ordinary shares approved by Micap’s shareholders at an Extraordinary General Meeting on January 13, 2003. The remaining 625,000 ordinary shares were subscribed for by the Sigma Technology Venture Fund, an existing shareholder. In 2003 Micap undertook an initial public offering and as part of the renegotiation of Micap in conjunction with the offering, the Company’s shareholding was converted into 5,238,334 ordinary shares, representing approximately 18.2% of the ordinary share capital as at December 31, 2003, and 1,830,000 convertible shares. Ian Gowrie-Smith was appointed to the Micap Board in January 2003 and resigned in September 2005.

During 2003, SkyePharma investigated the pharmaceutical applications of Micap’s microencapsulation technology, in the areas of oral and topical drug delivery. The Company was paid for its services. In March 2004, the Company exercised an option granted to it under one of its agreements with Micap to complete a technology access and license agreement with Micap that allows the Company to use Micap’s encapsulation technology in up to ten nominated pharmaceutical products to be selected by SkyePharma. In March 2005, the Company completed the selection of its ten nominated compounds. However, it became clear that for those drugs currently under development there were limited applications and so in September 2005, the Company surrendered all rights under the license agreement back to Micap.

Item 8:                       Financial Information

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See ‘‘Item 17: Financial Statements’’.

LEGAL PROCEEDINGS

Save as disclosed below, the Company and its subsidiaries are not involved in any legal or arbitration proceedings which are expected to have, or have had in the past twelve months preceeding the date of this document, a significant impact on the Company.

On April 12, 2002, a class action complaint was filed by the Action Alliance of Senior Citizens of Greater Philadelphia, a non-profit Pennsylvania corporation against Elan Corporation PLC and SkyePharma Inc. On May 15, 2002, a second class action complaint was filed in the same court by Jeanine Weber, and on June 12, 2002, a third class action complaint was filed in the same court by Charles Frederick. On October 14, 2002, a consolidated class action complaint was filed, covering all three cases, and on the same date the plaintiffs filed a motion requesting class certification. The consolidated complaint, which is brought under the Sherman Anti-trust Act and various state statutes alleges a contract in restraint of trade as well as an attempt to monopolize the market for Naprelan in violation of those laws. The consolidated complaint seeks injunctive relief and damages, multiple damages, and restitution in unspecified amounts. On November 22, 2002, the case was stayed by agreement of the parties pending final resolution of certain patent litigation between Elan and Andrx Pharmaceuticals, Inc. that relates to Elan’s patents covering Naprelan. The case remains stayed at the present time. The Company believes that the claims asserted in the consolidated complaint are without merit and will vigorously defend the action.

In late December 2002, SkyePharma, Inc. was served with a subpoena by the U.S. Federal Trade Commission (‘‘FTC’’), requesting documents relating to the same agreement between Elan and SkyePharma at issue in the Andrx lawsuit and the Pennsylvania class action litigation described above. SkyePharma, Inc. has cooperated with the FTC’s request and produced documents and provided other information in response to the subpoena.

DIVIDEND POLICY

The Company has not paid dividends in the last 11 years on its Ordinary Shares and does not intend to pay dividends in the foreseeable future. The Company currently intends to retain all of its earnings to finance its operations and future growth. Moreover, under current U.K. law, the Company’s accumulated realized profits must exceed its accumulated realized losses (on a nonconsolidated basis) before dividends can be paid.

SIGNIFICANT CHANGES

There have been no significant changes since the date of the Consolidated Financial Statements included in this Form 20-F.

Item 9:                       The Offer and Listing

STOCK PRICE HISTORY

The principal trading market for the Ordinary Shares is the London Stock Exchange (the ‘‘LSE’’).

The table below sets forth, for the periods indicated, the highest and lowest closing market quotations for the Company’s Ordinary Shares as derived from the Daily Official List of the LSE and the highest and lowest sales prices of the Company’s ADSs on The Nasdaq National Market. The mid-closing price for the Ordinary Shares on the LSE and the last sale price for the ADSs on The Nasdaq National Market on

June 23, 2006 was 32.00 pence per Ordinary Share and $5.80 per ADS. See ‘‘Exchange Rate Information’’ with respect to the exchange rates applicable to the periods set forth below.

	SkyePharma Ordinary Shares		SkyePharma ADSs
	High	Low	High	Low
	(Pence per Company Ordinary Share)		($ per Company ADS)
Year ended December 31, 2001	108.00	49.00	15.50	7.01
Year ended December 31, 2002	80.25	39.00	11.90	6.25
Year ended December 31, 2003	79.25	41.50	14.00	6.60
Year ended December 31, 2004	75.25	50.00	13.66	9.09
Year ended December 31, 2005	66.75	34.25	12.84	6.24
Year ended December 31, 2004
First Quarter	75.25	58.75	13.66	11.24
Second Quarter	69.75	50.50	13.30	9.09
Third Quarter	63.00	50.00	11.64	9.12
Fourth Quarter	70.25	53.00	13.60	9.52
Year ended December 31, 2005
First Quarter	66.75	51.50	12.84	9.40
Second Quarter	56.75	50.25	10.77	9.14
Third Quarter	60.25	39.25	11.19	6.70
Fourth Quarter	56.00	34.25	9.91	6.24
Year ended December 31, 2006
First Quarter	49.50	38.00	9.52	6.31
Second Quarter (through June 23, 2006)	41.00	29.50	7.48	5.17
Monthly Data
December 2005	53.25	49.75	9.91	8.42
January 2006	49.50	43.00	9.52	7.52
February 2006	44.25	39.75	8.01	6.96
March 2006	43.00	38.00	7.66	6.31
April 2006	41.00	36.50	7.37	6.31
May 2006	39.75	35.00	7.48	6.43
June 2006 (through June 23, 2006)	36.75	29.50	6.80	5.17

STOCK EXCHANGES ON WHICH THE COMPANY’S SHARES ARE LISTED

The Company’s Ordinary Shares were admitted to the Official List of the LSE on May 3, 1996 and are quoted under the symbol ‘‘SKP’’.

The Company’s ADSs are quoted on The Nasdaq National Market under the symbol ‘‘SKYE’’. ADSs are issued by the Bank of New York as depositary under the Deposit Agreement dated as of July 8, 1998. Each ADS represents ten Ordinary Shares.

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

Classes of Shares

The authorized share capital of the Company is £111,400,000 divided into 1,090,000,000 Ordinary Shares of 10p each, 12,000,000 ‘A’ Deferred Shares of 10p each (which have been converted into Ordinary Shares) and 12,000,000 ‘B’ Deferred Shares of 10p each.

Provisions set out applying to the Ordinary Shares of 10p each

(a)           Dividends

Under English law, dividends are payable on the Company’s Ordinary Shares only out of profits available for distribution, as determined in accordance with accounting principles generally accepted in the U.K. and by the Companies Act 1985. The Company in general meeting may declare dividends by ordinary resolution, but such dividend may not exceed the amount recommended by the directors. The directors may pay interim dividends if it appears they are justified by the Company’s financial position.

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

Holders of Ordinary Shares may appoint a proxy, including a beneficial owner of those shares, to attend, speak and vote on their behalf at any shareholders’ meeting.

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

(f)             Liability to further capital calls by the Company

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

Provisions set out applying to the ‘‘B’’ Deferred Shares

The ‘‘B’’ Deferred Shares do not confer any right to participate in any profits of the Company or to receive notice of or attend any general meeting of the Company. Each ‘‘B’’ Deferred Share would have been redesignated as an Ordinary Share on the first occasion that total reported sales of Geomatrix™ versions of Paroxetine/Paxil® exceed $1 billion in any calendar year ending prior to January 1, 2006 or if such sales exceed $337 million in the period January 1, 2006 to May 3, 2006.

This condition was not satisfied and the ‘B’ Deferred Shares have been transferred to the Company Secretary for him to hold as custodian.

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

In the case of an annual general meeting or the meeting for the passing of a special resolution (requiring the consent of a 75% majority), 21 clear days’ notice is required. In other cases, 14 clear days’ notice is required. The notice must specify the place, the date, and the hour of the meeting, and the general nature of the business to be transacted.

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

Disclosure of Interests in Shares

The UK Companies Act gives the Company the power to require persons whom it believes to have, or to have acquired in the previous three years, an interest in its voting shares to disclose certain information with respect to those interests. Failure to supply the information required may lead to disenfranchisement of the relevant shares and a prohibition on their transfer and receipt of dividends and other payments in respect of those shares. In this context the term ‘‘interest’’ is widely defined and will generally include an interest of any kind whatsoever in voting shares, including an interest of a holder of SkyePharma ADSs. Disclosure of ownership is covered by the London Stock Exchange Regulations and the Companies Act. Shareholders holding beneficial interests in excess of 3% are required to disclose this interest.

MATERIAL CONTRACTS

At March 31, 2000, a Settlement Agreement was signed establishing the full and final settlement of the deferred consideration payable to the vendor of Jago, Dr. Gonella. The settlement was approved by shareholders at the Company’s Annual General Meeting held on July 11, 2000 to be made entirely in shares. On July 20, 2000, 6 million Ordinary Shares were issued to Dr. Gonella at a price of 94.25 pence. Also on July 20, 2000, 12 million ‘‘A’’ and 12 million ‘‘B’’ non-equity Deferred Shares were issued. The contingencies determining the conversion of the Deferred Shares into Ordinary Shares are set out in ‘‘Item 7: Major Shareholders and Related Party Transactions–Certain Arrangements in respect of the Jago Acquisition”. Following the April 2002 U.S. launch of Paxil CR™  by GlaxoSmithKline and the first commercial sale of Paxil CR™, Dr. Gonella’s 12 million ‘‘A’’ Deferred Shares have been converted into 12 million Ordinary Shares. The conditions for the conversion of the “B” Deferred Shares have not been met and the “B” Deferred Shares have been transferred to the Company Secretary for no consideration for him to hold as custodian.

In December 2002, the Company entered into a development and commercialization agreement under which Endo Pharmaceuticals Inc. received an exclusive license to the U.S. and Canadian marketing and distribution rights for two of the Company’s patented development products, DepoDur™, an injectable product, and Propofol IDD-D™, a product using the Company’s IDDTM solubilization technology, with options to negotiate for other development products in the area of pain management. In return, the Company received a $25 million payment on signing in respect of DepoDur™. In addition, the Company may receive further milestone payments totaling $95 million of which $15 million has been received to date. The total further comprises a $15 million milestone payment when net sales of DepoDur™ reach $125 million in a calendar year, and a $20 million milestone payment when net sales of DepoDur™ reach $175 million in a calendar year. In addition, the amount comprises total milestone payments of $50 million for Propofol IDD-D™. The Propofol IDD-D™ milestone payments are payable when the product successfully achieves certain regulatory milestones, including FDA approval, except that, in the event the FDA-approved labeling fails to meet the parties’ target labeling, only $10 million becomes payable upon FDA approval, with the remaining $40 million being due upon the achievement of certain sales targets. The Company will also receive a share of each product’s sales revenue that will increase from

20% to a maximum of 60% of net sales as the products’ combined sales achieve certain thresholds in any given year. The agreement provides for the parties to work together and complete the necessary clinical, regulatory and manufacturing work for regulatory approval of DepoDur™ and Propofol IDD-D™ in the United States and Canada. The Company will be primarily responsible for clinical development up to final FDA approval and for product manufacture, including all associated costs. Upon approval, Endo will market each product in the United States and Canada with the Company as supplier. In respect of the first product launched under the agreement, the Company will pay Endo a fixed contribution in relation to marketing activities undertaken by Endo in respect of the first and second year of commercialization. Endo will be responsible for funding and conducting any post-marketing studies and for selling and marketing expenses. The agreement expires with respect to each product upon the later of the expiry of all relevant patents and the 15th anniversary of the date of first commercialization. The agreement may be terminated in various cases, including by Endo in the event the Company experiences delays in obtaining regulatory approval for the products or fails to achieve the target labeling and, without cause, upon sixty days’ notice provided that, in such an event, Endo shall pay an undisclosed termination fee to the Company. Although Propofol satisfactorily completed Phase II trials in 2004, the Phase III trial has not yet commenced and in April 2006 we agreed with our North American partner Endo to terminate the joint development of Propofol IDD-D™ as the product was unlikely to achieve its target profile. As a result, the Company believes this product has limited commercial potential.

In March 2000, the Company entered into an agreement with Bioglan for the manufacture, marketing and distribution of Solaraze® in Europe for an upfront licensing fee and royalty payments. In December 2000, the Company entered into a further agreement with Bioglan for the license of marketing rights to the United States, Canada and Mexico for Solaraze® , for which Bioglan paid a $14 million fee and agreed to pay further significant milestone payments upon the commercialization of Solaraze®. On May 13, 2000, the Company announced that it had agreed to transfer all rights to market Solaraze® in Europe to Shire for total consideration of up to £15 million. Of this amount, £2.1 million is contingent on various conditions, including Solaraze®’s launch in certain European countries. In addition, SkyePharma will receive royalties on all European sales from Shire. In addition, the Company agreed to pay the administrators an amount of £0.7 million. On June 9, 2004, Quintiles announced that it had reached agreement to sell assets relating to its specialty dermatology products company, to Bradley Pharmaceuticals, Inc. The assets sold to Bradley included the marketing rights for the United States, Canada and Mexico with respect to Solaraze®. In August 2004, the Company announced that it had received a payment of $5 million from Quintiles for consenting to the transfer of the U.S., Canadian, and Mexican marketing rights for Solaraze® to Bradley.

In March 1996, the Company entered into a License Agreement with SmithKline Beecham (now part of GlaxoSmithKline) for the development, manufacture and marketing of a modified release version of Paxil®/Seroxat (paroxetine HCL) using a combination of Geomatrix™ systems, known as Paxil CR™. Paxil® is an FDA-approved drug that is currently marketed primarily in the United States and Europe and is an immediate release formulation prescribed for central nervous system disorders. Paxil CR™  was filed with the FDA by SmithKline Beecham in December 1997 and approved by the FDA in February 1999 for the 12.5 and 25mg dosage forms. Subsequently Paxil CR™  has been approved for four additional indications: panic disorder, the continuous treatment of PMDD, social anxiety disorder and the intermittent treatment of PMDD.

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

On March 4, 2005, GlaxoSmithKline announced that the FDA had halted supplies of Paxil CR™  due to manufacturing issues. SkyePharma provided the formulation of Paxil CR™, but has no involvement in its manufacturing. GlaxoSmithKline announced the resupply of Paxil CR™ on June 27, 2005.

On April 28, 2005, the Company announced that it had entered into an amendment agreement with GlaxoSmithKline in respect of Paxil CR™. Under the terms of the amendment agreement, GlaxoSmithKline made a one-time payment of approximately $10 million to the Company. In addition, the Company will also be entitled to an increase in the royalty rate from 3% to 4% on actual net sales of Paxil CR™, with effect from March 4, 2005. As GlaxoSmithKline was unable to supply Paxil CR™  in the United States between March 4, 2005 and June 27, 2005 when GlaxoSmithKline announced the resupply of  Paxil CR™ in theUnited States, GlaxoSmithKline also agreed to pay SkyePharma the same level of royalty on GlaxoSmithKline’s budgeted sales of Paxil CR™  from March 4, 2005 while the product remained off the market, subject to other terms of the agreement.

For a description of transactions with related parties, see ‘‘Item 7: Major Shareholders and Related Party Transactions’’.

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

This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing effective regulations, published rulings and court decisions) and on the tax laws of the United Kingdom all as in effect on the date hereof, as well as on the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital Gains (the ‘‘Treaty’’), as well as the Convention between the Government of the United States and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Estates of Deceased Persons and on Gifts (the ‘‘Estate Tax Treaty’’),

both as in effect on the date hereof. These laws are subject to change (or changes in interpretation), possibly with retroactive effect.

In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

For purposes of this discussion, a ‘‘U.S. Holder’’ is any beneficial owner of Ordinary Shares or ADSs that is for United States federal income tax purposes:

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

The discussion does not address any aspects of United States taxation other than federal income taxation. In addition, the following summary of certain U.K. tax considerations does not address the tax consequences of owning and disposing the Company’s Ordinary Shares or ADSs by a U.S. Holder:

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

United States Taxation

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, the gross amount of any dividend paid to a U.S. Holder by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) is subject to United States federal income taxation. Dividends paid to a non-corporate U.S. holder in taxable years before January 1, 2011 that constitute qualified dividend income will be taxable to the holder at a maximum tax rate of 15% provided that the Ordinary Shares or ADSs are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and the holder meets other holding period requirements. Dividends paid by the Company with respect to its Ordinary Shares or ADSs generally will be qualified dividend income.

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

Dividends will be income from sources outside the United States, but generally will be ‘‘passive income’’ or, in the case of certain holders, ‘‘financial services income’’ which is treated separately from other types of income for foreign tax credit limitation purposes. Because a U.S. Holder will not be subject to United Kingdom withholding tax, receipt of a dividend will not entitle the U.S. Holder to a foreign tax credit.

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

United States Taxation

Under the United States federal income tax laws, and subject to the passive foreign investment company rules discussed below, upon a sale or other disposition of Ordinary Shares or ADSs, a U.S. Holder will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis (determined in U.S. dollars) in such Ordinary Shares or ADSs. Generally, such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Shares or ADSs exceeds one year, and will be from sources within the United States for foreign tax credit limitation purposes. Long-term capital gain of a non-corporate U.S. Holder that is recognized before January 1, 2011 is taxed at a maximum rate of 15%.

Passive Foreign Investment Company Rules

The Company believes that its Ordinary Shares and ADSs should not be treated as the stock of a passive foreign investment company, or PFIC, for United States federal income tax purposes. However, this conclusion is a factual determination made annually and thus may be subject to change.

In general, we will be a PFIC with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds the Company’s Ordinary Shares or ADSs:

(1)   75% or more of the gross income of the Company for the taxable year is passive income; or

(2)   50% or more of the value (determined on the basis of quarterly averages) of the Company’s assets is attributable to assets that produce or are held for the production of passive income.

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

If the Company were treated as a PFIC, a U.S. Holder that did not make a qualified electing fund (‘‘QEF’’) or mark-to-market election, each as described below, would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of Ordinary Shares or ADSs and (b) any excess distribution by the Company to the U.S. Holder (generally, any distributions to the U.S. Holder in respect of the Ordinary Shares or ADSs during a single taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in respect of the Ordinary Shares or ADSs during the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares or ADSs). Under these rules:

(1)         the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs;

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

A U.S. Holder that makes a QEF election would be currently taxable on its pro rata share of the Company’s ordinary earnings and net capital gain (at ordinary income and capital gain rates, respectively) for each taxable year of the Company, regardless of whether distributions were actually received. The U.S. Holder’s basis in the Ordinary Shares or ADSs would be increased to reflect taxed but undistributed income. Distributions of income that had previously been taxed would result in a corresponding reduction of basis in the Ordinary Shares or ADSs and would not be taxed again as a distribution to the U.S. Holder.

Special rules apply with respect to the calculation of the amount of the foreign tax credit with respect to excess distributions by a PFIC or, in certain cases, QEF inclusions.

A U.S. Holder would not be subject to the PFIC tax rules described above if the U.S. Holder makes a mark-to-market election with respect to its Ordinary Shares or ADSs. Instead, in general, an electing U.S. Holder would include in each year, as ordinary income, the excess, if any, of the fair market value of the Ordinary Shares or ADSs at the end of the taxable year over their adjusted basis. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long term capital gains and would be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of the Ordinary Shares of ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The electing U.S. Holder’s basis in the Ordinary Shares or ADSs would be adjusted to reflect any such income or loss amounts.

In addition, notwithstanding any election by a U.S. Holder with regard to the Ordinary Shares or ADSs, dividends received by the U.S. Holder from the Company would not constitute qualified dividend income to the U.S. Holder, if the Company were a PFIC either in the taxable year of the distribution or the preceding taxable year. Dividends received that do not constitute qualified dividend income would not be eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, the gross amount of any such dividend paid by the Company out of its accumulated earnings and profits (as determined for United States federal income tax purposes) would be includible in the U.S. Holder’s gross income and would be subject to tax at rates applicable to ordinary income.

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

An agreement to transfer Ordinary Shares for money or money’s worth will normally give rise to a charge to stamp duty reserve tax (‘‘SDRT’’) at the rate of 0.5% of the amount or value of the consideration unless an instrument of transfer of the Ordinary Shares has been executed in pursuance of the agreement and duly stamped. SDRT is a liability of the Purchaser.

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

DOCUMENTS ON DISPLAY

It is possible to read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, NE, Washington D.C. 20549. Please call the SEC at 1(800) SEC 0330 for further information on the public reference rooms and their copy charges. The Company’s SEC filings made after November 4, 2002 are also available over the Internet at the SEC’s website at http://www.sec.gov.

DIFFERENCES IN OUR CORPORATE GOVERNANCE AND NASDAQ CORPORATE GOVERNANCE REQUIREMENTS

Under the Nasdaq Marketplace Rules, as a foreign private issuer we are required to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. companies under the Nasdaq Marketplace Rules. Rule 4350(f) requires each issuer to provide for a quorum in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33 1/3% of the outstanding shares of the issuer’s common voting stock. The Company’s articles of association do not provide any quorum requirement for general meetings of its shareholders. This absence of a quorum requirement is in accordance with U.K. law and generally accepted business practices in the United Kingdom.

Item 11:                Quantitative and Qualitative Disclosures About Market Risk

The Company holds financial instruments to finance its operations and to manage the currency, interest rate and liquidity risks that arise from those operations. A discussion of the Company’s treasury policies employed to manage these risks is set out below. In the numerical disclosures that follow, short-term debtors and creditors that arise directly as a result of the Company’s operations are excluded from all disclosures.

LIQUIDITY RISK

The Company’s policy is to maintain continuity of funding through a mixture of long-term debt and bank loans, raised to cover specific projects, and through the issue of shares to collaborative partners, where necessary, to obtain development contracts. Short-term flexibility is provided through the use of overdrafts. The maturity profile of the Company’s debt at December 31, 2004 and 2005 is set out below.

Maturity analysis of non-current borrowings

	As at December 31, 2005
	1 to 2 Years	2 to 5 Years	Over 5 Years	Total
	(in £ millions)
Convertible bonds	—	—	63.6	63.6
Bank borrowings	0.6	—	—	0.6
Property mortgage	0.3	0.8	5.5	6.6
Paul Capital funding liabilities	4.9	22.1	16.9	43.9
Non-current borrowings	5.8	22.9	86.0	114.7

	As at December 31, 2004
	1 to 2 Years	2 to 5 Years	Over 5 Years	Total
	(in £ millions)
Convertible bonds	—	—	50.4	50.4
Property mortgage	0.3	0.8	6.0	7.1
Paul Capital funding liabilities	10.6	21.5	12.6	44.7
Finance lease liabilities	0.1	—	—	0.1
Non-current borrowings	11.0	22.3	69.0	102.3

Foreign Currency Risk

All of the Company’s operations other than its corporate offices are based overseas in Europe and North America giving rise to exposures to changes in foreign exchange rates, notably the Swiss Franc, Euro and U.S. Dollar. Beginning in June 1996, and where natural hedges have not been sufficient or possible, the Company has selectively entered into forward currency contracts to fix certain of the non-sterling funding requirements of its principal subsidiaries. The contracts generally have maturities not exceeding twelve months.

At December 31, 2004, the Group had an unrecognized gain of approximately £2,000 arising from a Swedish Krona swap of SKr 7.2 million.

At December 31, 2005, the Group had a short term dual currency deposit of sterling versus U.S. dollars, which earns an effective interest rate of 10.5%. If the sterling/ U.S. dollar spot rate is at or above 1.75 at expiry, the £7.5 million deposit will be returned in U.S. dollars at 1.75 ($13.1 million), otherwise it will be returned in sterling.

The currency analysis of borrowings at December 31, 2004 and 2005 is set out below.

Currency analysis of borrowings

	As at December 31, 2005
	Sterling	$US	Swiss francs	Total
	(in £ millions)
Convertible bonds	63.6	—	—	63.6
Bank borrowings	—	0.6	—	0.6
Property mortgage	—	—	6.6	6.6
Paul Capital funding liabilities	—	43.9	—	43.9
Total borrowings	63.6	44.5	6.6	114.7

	As at December 31, 2004
	Sterling	$US	Swiss francs	Total
	(in £ millions)
Convertible bonds	50.4	—	—	50.4
Property mortgage	—	—	7.1	7.1
Paul Capital funding liabilities	—	44.7	—	44.7
Finance lease liabilities	—	—	0.1	0.1
Total borrowings	50.4	44.7	7.2	102.3

Interest Rate Risk

The Company borrows at fixed and floating rates of interest as deemed appropriate for its circumstances. Where necessary, the Company uses interest rate swaps to achieve the desired interest rate profile. The Company’s management have assessed remaining interest rate exposures and deemed then not to be material. The interest rate analysis at December 31, 2004 and 2005 is set out below.

Interest rate analysis

	As at December 31, 2005
	Sterling %	$US %	Swiss francs %
Convertible bonds	8.9/9.5/13.3	—	—
Bank borrowings	—	8.0	—
Property mortgage	—	—	2.8
Paul Capital funding liabilities	—	24.0/ 30.0	—

	As at December 31, 2004
	Sterling %	$US %	Swiss francs %
Convertible bonds	8.9/9.5	—	—
Property mortgage	—	—	2.8
Paul Capital funding liabilities	—	24.0/30.0	—
Finance lease liabilities	—	—	6.5

Credit Risk

The Company is exposed to credit-related losses in the event of non-performance by third parties to financial instruments. The Company does not expect any third parties to fail to meet their obligations given the policy of selecting only parties with high credit ratings and minimizing its exposure to any one institution.

Fair Values

The comparison of carrying amount and fair value of all the Company’s financial instruments as at December 31, 2004 and 2005 is set out below.

	As at December 31, 2005
	Carrying Amount	Fair Value
	(in £ millions)
Convertible bonds	63.6	83.5
Bank borrowings	0.6	0.6
Property mortgage	6.6	6.6
Paul Capital funding liabilities	43.9	43.9
	114.7	134.6

	As at December 31, 2004
	Carrying Amount	Fair Value
	(in £ millions)
Convertible bonds	50.4	75.9
Property mortgage	7.1	7.1
Paul Capital funding liabilities	44.7	44.7
Finance lease liabilities	0.1	0.1
	102.3	127.8

Undrawn facility

At December 31, 2005 the Group had an overdraft facility of £1.3 million (CHF 3 million) (2004: £1.4 million, CHF 3 million) with the Basellandschaftliche Kantonalbank secured on the assets of Jago.

Item 12:                Description of Securities other than Equity Securities

Not applicable.

PART II

Item 13:                Defaults, Dividend Arrearages and Delinquencies

None.

Item 14:                Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15:                Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Rule 13(a)-15(e)) that are designed to ensure that information required to be disclosed in the reports the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Finance Director, as appropriate, to allow timely decisions regarding required disclosure.

In designing and evaluating the Company’s disclosure controls and procedures, the Company’s management, including the Chief Executive Officer and the Finance Director, recognize that any controls and procedures, no matter how well designed or operated, can only provide reasonable, not absolute, assurance of achieving their control objectives, and the Company’s management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. The Company’s disclosure controls and procedures have been designed to meet, and management believe that they meet, reasonable assurance standards.

In connection with the preparation of the Company’s Annual Report on Form 20-F, we detected an error in respect of goodwill in our reconciliations to U.S. GAAP in our 2004 financial statements. This restatement reduced the Company’s shareholders’ funds under U.S. GAAP but did not affect its net loss under U.S. GAAP or financial statements under IFRS. Prior to the introduction of IFRS, under UK GAAP, in a purchase business combination amounts recorded in excess of assets acquired and liabilities assumed were recorded as goodwill in the accounts of the acquiring entity. Upon consolidation of the newly acquired subsidiary there was no need to translate the goodwill from the subsidiary currency to the reporting entity currency. Under U.S. GAAP this goodwill is recorded as an asset acquired in the purchased entity and the goodwill is recorded in the newly acquired entity. Upon consolidation of the acquired entity all assets and liabilities of the subsidiary, including the goodwill amounts, are required to be translated at the balance sheet date. In prior years we had made no adjustment for this difference in accounting treatment between UK GAAP and U.S. GAAP in our U.S. GAAP reconciliation. Consequently, we have restated our net assets and shareholders’ funds under U.S. GAAP for the years ended December 31, 2001, 2002, 2003 and 2004 to reflect the impact of the adjustments made to the Company’s goodwill. As a result, the Company’s restated U.S. GAAP shareholders’ funds reflect a decrease in net assets of £23.7 million in 2001, £23.0 million in 2002, £24.8 million in 2003 and £25.8 million in 2004.

In light of this restatement, the Company’s management, including the Chief Executive Officer and the Finance Director, have evaluated the Company’s disclosure controls and procedures and concluded that, as at December 31, 2005, the Company’s disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed in the Company’s reports filed or submitted under the Securities Exchange Act of 1934 was recorded, processed, summarized and reported within the time period specified in the rules and forms of the SEC.

With the exception of the matter described above, there have been no significant changes during 2005 in the Company’s internal control over financial reporting, including any corrective actions with regard to significant deficiencies and material weaknesses, or in other factors that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. The Company is not currently required to report on management’s assessment of the effectiveness of the Group’s internal controls over financial reporting and, as such, the Company has not undertaken the kind of review of such controls that would be required in order to make such a report.

Prior to the detection of this error, the Company had previously begun to implement procedures to review our controls related to our reporting of U.S. GAAP information, including consolidations and subsidiary accounting related to initial purchase accounting and the recording of goodwill. Following the review of the treatment of goodwill in the reconciliation to U.S. GAAP, the Company has begun to expand the Company’s control procedures to include additional analysis and other post closing procedures to ensure that the Company’s disclosure controls and procedures are adequate in relation to the preparation of the Company’s financial statements. In this regard, the Company is improving documentation of U.S. GAAP adjustments as at December 31, 2004 and 2005 as part of our preparation for compliance with the requirements of Section 404 of the Sarbanes Oxley Act of 2002.

Item 16A:        Audit Committee Financial Expert

The Board has determined that Mr Alan Bray, Chairman of the Company’s Audit Committee, is independent pursuant to Rule 10A-3 and qualifies as an Audit Committee Financial Expert for the purposes of this Item.

Item 16B:       Code of Ethics

On April 28, 2004 the Company adopted a Code of Business Conduct and Ethics which is applicable to all directors, officers and employees. A copy of the Code is posted on the Company’s internet website at www.skyepharma.com.

Item 16C:       Principal Accountant Fees and Services

During 2004 and 2005 the Company (including its overseas subsidiaries) obtained the following services from its auditor for the fees set forth below:

	Year to December 31,
	2004	2005
	(in £ millions)
Audit fees	0.3	0.4
Audit-related fees	0.2	0.2
Tax fees	0.7	0.2
All other fees	1.0	1.2
	2.2	2.0

Audit-related fees include fees paid for assurance and related services, such as the review of the Company’s interim report. Tax fees include fees paid for compliance, advisory and planning services. All other fees include fees paid for due diligence, accounting advice and assistance in connection with the preparation of regulatory returns.

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

Item 16E:       Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

PART III

Item 17:                Financial Statements

The following financial statements, together with the report thereon, by PricewaterhouseCoopers LLP, are filed as part of this Form 20-F:

Report of Independent Registered Public Accounting Firm	F-1
SkyePharma PLC Consolidated Financial Statements
Consolidated Income Statements for the years ended December 31, 2004 and 2005	F-2
Consolidated Balance Sheet at December 31, 2004 and 2005	F-3
Consolidated Statement of Recognized Income and Expense	F-4
Consolidated Cash Flow Statement for the years ended December 31, 2004 and 2005	F-5
Notes to the Consolidated Cash Flow Statement	F-6
Notes to the Consolidated Financial Statements	F-7

Item 18:                Financial Statements

The Company is furnishing financial statements pursuant to the instructions of Item 17 of Form 20-F. See ‘‘Item 17: Financial Statements’’.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: June 30, 2006

SKYEPHARMA PLC (REGISTRANT)
By:	/s/ DONALD NICHOLSON
Name:	Donald Nicholson
Title:	Finance Director

SKYEPHARMA PLC
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of SkyePharma PLC

In our opinion, the accompanying consolidated balance sheets, the related consolidated  statements of income, consolidated statement of recognized income and expense and consolidated statement of cash flows present fairly, in all material respects, the financial position of SkyePharma PLC and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the EU. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, there is uncertainty as to when certain strategic initiatives may be concluded and their effect on the Group’s working capital requirements which raises substantial doubt about the Company’s ability to continue as a going concern. Management plans with regards to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

International Financial Reporting Standards adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37, as restated, to the consolidated financial statements.

PricewaterhouseCoopers LLP
London
United Kingdom
June 30, 2006

SKYEPHARMA PLC
CONSOLIDATED INCOME STATEMENT
for the year ended December 31, 2005

	Notes	Before Exceptional Items	Exceptional Items (Note 5)	Year to December 31, 2004	Before Exceptional Items	Exceptional Items (Note 5)	Year to December 31, 2005
		£m	£m	£m	£m	£m	£m
Revenue	4	75.2	—	75.2	61.3	—	61.3
Cost of sales		(28.2)	—	(28.2)	(29.2)	—	(29.2)
Gross profit		47.0	—	47.0	32.1	—	32.1
Selling, marketing and distribution expenses		(1.7)	—	(1.7)	(5.9)	—	(5.9)
Administration expenses
Amortization of other intangibles		(2.2)	—	(2.2)	(2.1)	—	(2.1)
Other administration expenses		(15.6)	(4.7)	(20.3)	(13.8)	(21.4)	(35.2)
		(17.8)	(4.7)	(22.5)	(15.9)	(21.4)	(37.3)
Research and development expenses		(28.0)	—	(28.0)	(26.0)	—	(26.0)
Other expense	8	0.1	2.0	2.1	(0.4)	—	(0.4)
Operating loss		(0.4)	(2.7)	(3.1)	(16.1)	(21.4)	(37.5)
Finance costs	9	(17.7)	(6.2)	(23.9)	(22.3)	—	(22.3)
Finance income	9	8.6	—	8.6	10.0	—	10.0
Share of loss in associate	15	—	—	—	(0.8)	—	(0.8)
Loss before income tax		(9.5)	(8.9)	(18.4)	(29.2)	(21.4)	(50.6)
Income tax expense	10	(0.2)	—	(0.2)	(0.3)	—	(0.3)
Loss for the year		(9.7)	(8.9)	(18.6)	(29.5)	(21.4)	(50.9)
Basic and diluted earnings per share	11	(1.6p)	(1.4p)	(3.0p)	(4.7p)	(3.4p)	(8.1p)

All results represent continuing activities.

See Notes to the Financial Statements.

SKYEPHARMA PLC
CONSOLIDATED BALANCE SHEET
as at December 31, 2005

	Notes	December 31, 2004	December 31, 2005
		£m	£m
ASSETS
Non-current assets
Goodwill	12	68.7	68.7
Other intangible assets	13	26.7	26.8
Property, plant and equipment	14	40.9	37.1
Investments in associates	15	14.3	0.2
Available-for-sale financial assets	16	5.2	1.6
		155.8	134.4
Current assets
Inventories	17	1.5	3.6
Trade and other receivables	18	18.2	14.2
Financial assets at fair value through profit or loss	19	1.1	0.4
Cash and cash equivalents	20	15.3	34.3
		36.1	52.5
Total Assets		191.9	186.9
LIABILITIES
Current liabilities
Trade and other payables	21	(20.6)	(21.0)
Convertible bonds	22,23	(9.4)	—
Other borrowings	22	(3.9)	(3.4)
Derivative financial instruments	24	(0.2)	—
Deferred income		(11.8)	(7.7)
Provisions	25	(0.3)	—
		(46.2)	(32.1)
Non current liabilities
Convertible bonds	22,23	(50.4)	(63.6)
Other borrowings	22	(51.9)	(51.1)
Deferred income		(2.3)	(2.9)
Other non current liabilities		(2.9)	(3.4)
Provisions	25	(1.7)	(1.9)
		(109.2)	(122.9)
Total Liabilities		(155.4)	(155.0)
Net Assets		36.5	31.9
SHAREHOLDERS’ EQUITY
Share capital	27	63.4	76.6
Share premium	29	321.0	345.6
Translation reserve	29	(0.9)	(1.2)
Fair value reserve	29	(0.5)	0.2
Retained losses	29	(378.9)	(427.1)
Other reserves	30	32.4	37.8
Total Shareholders’ Equity		36.5	31.9

See Notes to the Financial Statements.

SKYEPHARMA PLC
CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE
for the year ended December 31, 2005

	Year to December 31, 2004	Year to December 31, 2005
	£m	£m
Net currency translation effect	(2.5)	(0.3)
Fair value movements on available for sale investments	(0.5)	0.2
Actuarial losses on defined benefit plans	(0.1)	—
Net losses recognized directly in equity	(3.1)	(0.1)
Loss for the year	(18.6)	(50.9)
Total recognized income and expense for the year	(21.7)	(51.0)

SKYEPHARMA PLC
CONSOLIDATED CASH FLOW STATEMENT
for the year ended December 31, 2005

	Note	Year to December 31, 2004	Year to December 31, 2005
		£m	£m
Cash flow from operating activities
Cash used in operations	(a)	(3.7)	(7.6)
Income tax paid		(0.2)	(0.3)
Net cash used in operating activities		(3.9)	(7.9)
Cash flows from investing activities
Purchases of property, plant and equipment		(4.4)	(2.6)
Purchases of intangible assets		(1.4)	(2.3)
Purchase of shares in associates		—	(0.2)
Purchase of available for sale investments		(2.2)	—
Purchase of own shares		—	(0.4)
Proceeds from disposal of available for sale investments		2.7	1.6
Net cash used in investing activities		(5.3)	(3.9)
Cash flows from financing activities
Gross proceeds from rights issue		—	37.7
Expenses of rights issue		—	(2.9)
Proceeds from issue of Ordinary Share capital		0.3	0.1
Proceeds from issue of convertible bonds due June 2025		—	20.0
Proceeds from issue of convertible bonds due May 2024		20.0	—
Expenses of issue of convertible bonds due June 2025		—	(1.2)
Expenses of issue and exchange of convertible bonds due May 2024		(3.4)	—
Repayment of convertible bonds due June 2005		—	(9.8)
Repayments of borrowings		(8.6)	(7.4)
Repayment of finance lease principal		(0.2)	—
Interest paid		(5.9)	(6.7)
Interest received		0.7	0.8
Net cash generated from financing activities		2.9	30.6
Effect of exchange rate changes		(0.4)	0.2
Net (decrease)/increase in cash and cash equivalents		(6.7)	19.0
Cash and cash equivalents at beginning of the year		22.0	15.3
Cash and cash equivalents at end of the year		15.3	34.3

See Notes to the Financial Statements.

SKYEPHARMA PLC
NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a)          Cash flow from operating activities

	Year to December 31, 2004	Year to December 31, 2005
	£m	£m
Loss for the year	(18.6)	(50.9)
Adjustments for:
Tax	0.2	0.3
Depreciation	6.0	6.2
Amortization	2.2	2.1
Impairments	3.5	19.4
Fair value loss/(gain) on derivative financial instruments	0.5	(0.3)
Finance costs	23.9	22.3
Finance income	(6.8)	(10.0)
Share of loss in associate	—	0.8
Profit on disposal of available for sale financial assets	(2.0)	(0.3)
Other non-cash changes	4.0	3.2
Operating cash flows before movements in working capital	12.9	(7.2)
Changes in working capital
Increase in inventories	(0.2)	(2.1)
(Increase)/decrease in trade and other receivables	(5.9)	4.2
Increase in trade and other payables	4.0	1.2
Decrease in deferred income	(13.0)	(3.4)
Decrease in provisions	(1.5)	(0.3)
Cash used in operations	(3.7)	(7.6)

SKYEPHARMA PLC
Notes to the Financial Statements

1                    Accounting policies

General information

SkyePharma PLC (the “Company”) and its subsidiaries (together the “Group”) is a speciality pharmaceutical Group which uses its multiple drug delivery technologies to create a product pipeline for out-licensing to marketing partners.

The Company is incorporated and domiciled in United Kingdom, with its registered office at 105 Piccadilly, London W1J 7NJ.

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

(a) Basis of preparation

In accordance with EU regulations, SkyePharma is required to prepare statutory financial statements which comply with the International Financial Reporting Standards adopted for use in the European Union (“IFRS”) starting from the financial year ended December 31, 2005, being the first financial year commencing after January 1, 2005.

The International Financial Reporting Standards adopted for use in the European Union are similar with the International Financial Reporting Standards as issued by the IASB, except for certain provisions concerning fair value accounting for financial liabilities and hedge accounting, which have no impact on the financial statements of the Group. Consequently, the consolidated IFRS financial statements for the year ended December 31, 2005 are compliant with both the International Financial Reporting Standards as issued by IASB and the version adopted for use in the European Union.

These consolidated financial statements have been prepared in accordance with IFRS and the interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities.

The Company’s working capital requirements continue to be affected by the timing and receipt of milestone payments and payments received on the signing of new contracts. The Company’s future cash flows will also be impacted by the Company’s change in strategy, principally its stated aim of moving to sustainable profitability in the near term and its refocus to concentrate on oral and pulmonary products. Consequently the Group’s near term working capital requirements are uncertain and sensitive to the timing of a number of initiatives required to provide the financial flexibility to implement the new strategy. These initiatives include the licensing of Flutiform™ in Europe, the divestment of its injectable business interests, which is expected to require shareholder approval, or the US licensing for DepoBupivacaine™. Uncertainty as to when these initiatives may be concluded and their effect on the Group’s working capital requirements raises substantial doubt about the Company’s ability to continue as a Going Concern.

However, the Directors have reviewed the working capital requirements of the Group for the next twelve months and have a reasonable expectation that sufficient funds will be raised from these initiatives and have therefore prepared the financial information contained herein on a going concern basis which assumes that the Company will continue in operational existence for the foreseeable future. The financial statements do not reflect any adjustments that would be required to be made if they were to be prepared on a basis other than the going concern basis.

In the event that sufficient funds are not raised by these initiatives and currently available funds and internally generated cash flow are not sufficient to satisfy its financing needs, the Company will be required to seek additional funding through other arrangements with corporate collaborators, through bank borrowings or through public or private sales of its securities, including equity securities. Any such collaboration could result in limitations on the resources the Company could devote to research, development and commercialization of new products and product candidates, if any, as well as its profits therefrom. In addition, the terms of any future bank borrowings could place restrictions on the Company’s ability to take certain actions, and any equity financing could result in dilution to the Company’s shareholders. The Company does not currently have any committed sources of additional capital.

Use of estimates

The preparation of the financial statements, in conformity with IFRS, requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results may ultimately differ from those estimates. The areas involving higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3; Critical accounting estimates and judgements.

(b) IFRS 1 exemptions

IFRS 1; First-time Adoption of International Financial Reporting Standards has been applied in preparing these financial statements. IFRS 1 sets out the procedures that the Group must follow when it adopts IFRS for the first time.

The Group has established its IFRS accounting policies for the year ending December 31, 2005 and applied these standards retrospectively to determine the IFRS opening balance sheet at its date of transition, January 1, 2004, except where permitted or required by IFRS 1 or other applicable standards.

Except as noted below, at the date of transition to IFRS, the Group recognized all assets and liabilities as required by IFRS and derecognized all assets and liabilities not permitted by IFRS. Assets and liabilities were all measured in accordance with IFRS.

The impact of transition from UK GAAP to IFRS on the Group’s shareholders’ funds as at January 1, 2004 and December 31, 2004, and on the Group’s income statement for the year ended December 31, 2004 is discussed in Note 37; Transition from accounting practices generally accepted in the UK to International Financial Reporting Standards.

The adoption of the provisions set out in IFRS 1 are outlined below.

•       Business combinations:   A first-time adopter may elect not to apply IFRS 3; Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company elected to take advantage of this exemption, not applying IFRS 3 to the business combinations that occurred before the date of transition. Any unamortized goodwill at January 1, 2004, calculated in accordance with UK GAAP, has been recognized in the IFRS accounts at depreciated cost after taking into account potential adjustments required to comply with IFRS measurement principles.

•       Share-based payments:   A first-time adopter is encouraged, but not required, to apply IFRS 2; Share-Based Payments to equity instruments that were granted on or before November 7, 2002 and not vested at January 1, 2005. The Company elected to adopt full retrospective application of IFRS 2, not taking advantage of the IFRS 1 exemption.

•       Cumulative translation differences:   A first-time adopter need not comply retrospectively with the requirements in IAS 21; The Effects of Changes in Foreign Exchange Rates to classify translation differences as a separate component of equity related to foreign operations and recycle them through the income statement on disposal of the foreign operations. The Group elected not to take advantage of this exemption.

•       Financial instruments:   In its first IFRS financial statements a first time adopter need not restate the comparative information  in compliance with IAS 32; Financial Instruments: Disclosure and presentation and IAS 39; Financial Instruments: Recognition and Measurement. The Company elected not to take advantage of this exemption.

(c) Consolidation

The underlying financial statements comprise a consolidation of the accounts of the Company and all its subsidiaries and includes the Group’s share of the results and net assets of its associates. The accounts of the Group’s subsidiaries and associates are made up to December 31.

Subsidiaries

Subsidiaries are all entities over which the Group has control. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date on which control ceases. The results of subsidiaries acquired or disposed during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The Group uses the purchase method to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the group’s share of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Associates

Associates are all entities over which the Group has the power to exercise significant influence but not control generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group’s investment in associates includes goodwill identified on acquisition.

The Group’s share of its associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associate or joint venture equals or exceeds its interest or participation, including any other unsecured long-term receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or joint venture.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Associates’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

(d) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in pound sterling, which is the Company’s functional and presentation currency.

Transactions and balances

Foreign currency transactions by Group companies are translated in the functional currency at the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when it relates to items recognized directly in equity e.g. equities classified as available for sale, the exchange component of that gain or loss will be recognized directly in equity.

Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)            assets and liabilities for each balance sheet presented are translated at the closing rate at the date of the balance sheet;

(ii)        income and expenses for each income statement are translated at average exchange rates; and

(iii)    all resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, are taken to shareholders’ equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. On disposal of a foreign entity, accumulated exchange differences are recognized in the income statement in the same period in which the gain or loss on disposal is recognized.

(e) Segment reporting

The Group’s primary segment for IFRS segment reporting is the business segment. A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

Geographical regions are the secondary reporting segments. A geographic segment is engaged in providing products or services within a particular economic environment that are subject to risks and return that are different from those of components operating in other economic environments.

Segment reporting reflects the internal management reporting structure and the way the business is managed.

(f) Revenue recognition

Revenue comprises the fair value for the sale of goods and services, net of sales taxes, rebates and discounts and after eliminating sales within the Group. Revenue is recognized as follows:

Contract development and licensing

Contract development and licensing income represents amounts earned for services rendered under development and licensing agreements, including up-front payments, milestone payments, technology access fees and research and development costs recharged. Revenues are recognized where they are non-refundable, the Group’s obligations related to the revenues have been discharged and their collection is reasonably assured. Refundable contract revenue is treated as deferred until such time that it is no longer refundable. In general up-front payments are deferred and amortized on a systematic basis over the period of development to filing. Milestone payments related to scientific or technical achievements are recognized as income when the milestone is accomplished.

Royalty income

Royalty income is recognized on an accruals basis and represents income earned as a percentage of product sales in accordance with the substance of the relevant agreement.

Manufacturing and distribution

Manufacturing and distribution revenues principally comprise contract manufacturing fees invoiced to third parties and income from product sales. Revenues are recognized upon transfer to the customer of significant risks and rewards, usually upon despatch of goods shipped where the sales price is agreed and collectability is reasonably assured.

(g) Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash generating units for the purpose of impairment testing. Each of those cash generating units represents the Group’s investment in each country of operation.

Intellectual property

Intellectual property comprises acquired patents, trade marks, know-how and other similarly identified rights. These are recorded at their fair value at acquisition date and are amortized on a straight line basis over their estimated useful economic lives from the time they are available for use. The period over which the Group expects to derive economic benefits does not exceed 20 years.

Research and development

Research expenditure is charged to the income statement in the period in which it is incurred. Development expenditure is capitalized when the criteria for recognising as an asset are met—when it is probable that the project will be a success, considering its commercial and technological feasibility and costs can be measured reliably. Regulatory and other uncertainties generally mean that such criteria are not met. Where development costs are capitalized they are amortized over their useful economic lives from product launch. Prior to product launch the asset is tested annually for impairment.

Computer software

Costs that are directly associated with the purchase and implementation of identifiable and unique software products by the Group are recognized as intangible assets. Expenditures that enhance and extend the benefits of computer software programmes beyond their original specifications and lives are recognized as a capital improvement and added to the original cost of the software. Direct costs include the software development employee costs and an appropriate portion of relevant overheads. Software costs are amortized over their useful economic lives, generally a period of 3 to 5 years.

(h) Property, plant and equipment

Property, plant and equipment are stated at the cost of purchase or construction less provision for depreciation and impairment. The cost of property, plant and equipment includes acquisition costs and labour and overhead costs arising directly from the construction or acquisition of an item of property, plant and equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance expenditures are charged to the income statement during the financial period in which they are incurred.

Depreciation is not provided on freehold land or projects under construction. On other property, plant and equipment, depreciation is provided on the difference between the cost of an item and its estimated residual value, in equal annual instalments over the estimated useful lives of the assets as follows:

Freehold buildings	2% - 5%
Laboratory equipment and machines	10% - 33%
Office and other equipment	10% - 33%
Motor vehicles	20%
Short leasehold property	period of the lease

Assets in the course of construction are depreciated when they have been brought into operational use.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

(i) Impairment of assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. Any impairment loss is charged to the income statement in the year concerned. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash in flows (cash-generating units).

F-13

The expected cash flows generated by the assets are discounted using asset specific discount rates which reflect the risks associated with the groups of assets. These risks vary with the nature and the location of the cash generating units.

(j) Investments

The Group classifies its investments according to the purpose for which the investments were acquired. Management determines the classification of investments at initial recognition and re-evaluates the designation at every reporting date. The Group has the following categories of investments:

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are not acquired to generate profit from short-term fluctuations in price. They are included in non-current assets unless management intends to dispose of the asset within 12 months of the balance sheet date.

Available-for-sale investments are initially recorded at cost, being the fair value of consideration given, plus transaction costs. Subsequently, available-for-sale investments comprising marketable equity securities that are traded in active markets are carried at their fair value as of each balance sheet date.

Unrealized gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale investments are recognized in equity. When available-for-sale investments are sold or impaired, the accumulated fair value adjustments in equity are recycled into the income statement as gains and losses from investment securities.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement.

Financial assets at fair value through profit or loss

The Group classifies investments in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Financial assets at fair value through profit or loss are initially recorded, and subsequently carried, at fair value. Realized and unrealized gains and losses arising from changes in the fair value of assets held in this category are included in the income statement in the period in which they arise. Financial assets at fair value through profit or loss are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date.

(k) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in-first-out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and an appropriate proportion of related production overheads, based on the normal level of production capacity. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Provision is made for obsolete, slow-moving or defective items where appropriate.

(l) Trade receivables

Trade receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Trade receivables are recognized initially at fair value less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

(m) Cash and cash equivalents

Cash and cash equivalents are highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash at bank and in hand, short term deposits, marketable securities and overdrafts. Bank overdrafts are included within borrowings in current liabilities on the balance sheet.

(n) Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost, any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(o) Convertible bonds

On issue the debt and equity components of a convertible bond are separated and recorded at fair value net of issue costs. The fair value of the liability portion is determined by applying a market interest rate for an equivalent non-convertible bond to the forecast cash flows under the convertible bond agreement. This amount is recorded as a liability on an amortized cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds of the bond is allocated to the conversion option which is recognized and included in shareholders’ equity, net of income tax effects. The value of the conversion option is not changed in subsequent periods.

(p) Paul Capital funding liabilities

The Group entered into two transactions with Paul Capital Royalty Acquisition Fund (‘Paul Capital’) in 2000 and 2002. Under these transactions Paul Capital provided a total of $60m in return for the sale of a portion of the potential future royalty and revenue streams on a selection of the Group’s products. The proceeds received from Paul Capital meet the definition of a financial liability under IAS 39, and are treated as such and recorded in borrowings at the net present value of royalties expected to be paid to Paul Capital over the term of the agreements at the effective interest rates at inception of the arrangements. Interest is charged on the liability and royalties paid to Paul Capital are treated as repayment of the liability.

(q) Derivative financial instruments

The Group uses derivative financial instruments to manage its exposure to fluctuations in interest and foreign exchange rates. Specifically, the Group uses interest rate swaps, forward currency contracts and currency options.

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The Group designates certain derivatives as either:

•       hedges of the fair value of recognized assets or liabilities (fair value hedge); or

•       hedges of highly probable forecast transactions (cash flow hedges).

For relationships where hedge accounting is applied the Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions and reviews this documentation on an ongoing basis.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. Amounts deferred in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement.

(r) Leases

Lease agreements which transfer to the Group substantially all the risks and rewards of ownership of an asset are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property, plant and equipment or the present value of minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. These payments are split between capital and interest elements using the annuity method. The interest element of the lease rental is included in the income statement. Assets held under finance leases are depreciated on a basis consistent with similar owned assets or the lease term if shorter.

All other leases are classified as operating leases. Payments made under operating leases, net of lease incentives or premiums received, are charged to the income statement on a straight line basis over the period of the lease.

(s) Employee benefits

Pension obligations

The Group operates various defined contribution plans for its employees in the UK and US. The Group’s contributions to these plans are charged to the income statement in the period to which they relate, and the assets are held in separate trustee administered funds. The Group has no further payment obligations once the contributions have been paid.

The Group operates a funded defined benefit scheme in respect of its employees in Switzerland and an unfunded defined benefit scheme in respect of its employees in France.

The liability recognized in the balance sheet in respect of the defined benefit pension plans is the present value of the defined benefit obligations at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized past service costs. Defined benefit obligations for the schemes are calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligations are determined by discounting the estimated future cash outflows using interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Service costs are included in staff costs and charged to income statement over the remaining average expected service lives of employees.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in the Consolidated Statement of Income and Expense in the period in which they arise.

The Group recognizes actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions directly in equity, in the period they have occurred, in accordance to the alternative treatment allowed by the amendment to IAS 19; Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures.

Share-based compensation

Incentives in the form of shares are provided to employees under share option, share purchase and long term incentive plans. The fair value of the employee services received in exchange for the grant of the options and rewards is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, which excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in estimates about the number of options that are expected to become exercisable.

The Group provides finance to an employee share ownership trust to purchase company shares on the open market to meet the Group’s obligation to provide shares when employees exercise their options or awards. The costs of running the employee share ownership trust are charged to the income statement as they accrue. Shares held by the employee share ownership trust are deducted from shareholders’ equity.

At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

(t) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, if it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Restructuring charges are provided in the period in which management has committed to a plan and it is probable that an obligation has been incurred that can be reliably estimated. Provisions are not recognized for future operating losses.

(u) Taxation

Current tax is the expected tax payable on the taxable income for the year using the tax rates and laws that have been enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Deferred income tax is determined using tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

(v) Deferred consideration

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

2                    Financial risk management

Financial risk factors

The Group holds financial instruments to finance its operations and to manage the currency risk that arises from these operations. It is the Group’s policy that no speculative trading in financial instruments shall be undertaken. The Group finances its operations through a combination of equity, convertible bonds, bank loans and other borrowings. The main risks arising from the Group’s financial instruments are liquidity risk, foreign currency risk, interest rate risk, credit risk and price risk.

Liquidity risk

The Group’s policy is to maintain continuity of funding through a mixture of long-term debt and bank loans, raised to cover specific projects, and through the issue of shares to collaborative partners, where necessary, to finance development contracts. Short-term flexibility is provided through the use of overdrafts.

Foreign currency risk

All of the Group’s operations other than its corporate offices are based overseas in Europe and North America giving rise to exposures to changes in foreign exchange rates notably the Swiss Franc, Euro and US Dollar. To minimize the impact of any fluctuations, the Group’s policy has historically been to maintain natural hedges by relating the structure of borrowings to the trading cash flows that generate them. Where subsidiaries are funded centrally, this is achieved by the use of long-term loans, the exchange differences on which are taken to reserves. Where it has not been possible to use natural hedges, currency options, accrual forward options and forward currency contracts are used. The Group has used these financial instruments during the year to minimize the currency exposure on operational transactions.

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

Price risk

The Group is exposed to equity securities price risk because of investments which have been classified on the consolidated balance sheet as at fair value through profit or loss.

Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price. Quoted market prices or dealer quotes for similar instruments are used for other financial instruments. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of the liabilities for the disclosure purposes is estimated by discounting the future cash flows at the current market interest rates that is available to the Group for similar financial instruments.

3                    Critical accounting estimates and judgements

The preparation of the Consolidated Financial Statements requires the Group to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Group bases its estimates and judgements on historical experience and on various other assumptions that it considers to be reasonable. Actual results may differ from these estimates under different assumptions or conditions.

Revenue recognition

The Group’s revenue comprises revenues from contract development and licensing, royalties and manufacturing and distribution. The Group enters a wide variety of collaborative arrangements with its partners from which it may earn all, or some of, these revenue streams. The application of the Group’s revenue recognition policy set out earlier in this note to its complex collaboration agreements requires significant estimates and judgement. In particular, in arrangements with multiple deliverables, there may be significant judgement in separating the different revenue generating activities.

Paul Capital funding liabilities

The proceeds received from Paul Capital are treated as a liability under IAS 39 and are recorded within borrowings at the net present value of royalties expected to be paid to Paul Capital at the effective interest rate at inception of the agreement. Therefore in order to be able to record the funding liability significant estimation of certain of the Group’s future cash flows is required. Royalty cash flows are periodically reassessed to determine the estimated funding liability. In addition such flows are subject to foreign exchange movements.

Impairment of goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated earlier in this note. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates. The estimates used in goodwill impairment testing as at December 31, 2005 and 2004 are presented in Note 12; Goodwill.

Impairment of other intangible assets and property, plant and equipment

The Group tests annually whether other intangible assets and property, plant and equipment have suffered any impairment, in accordance with the accounting policy stated earlier in this note. These calculations require the use of estimates.

Deferred Consideration

Provisions for deferred consideration payable by the Group comprise the fair value of contingent consideration arising from acquisitions. The eventual outcome is subject to the Group’s future performance and certain contractual terms. Provisions are reviewed annually by the Directors, who make significant judgments as to the estimated fair value of the contingent consideration. Based on these judgments, changes to the estimated fair value of the consideration are recorded.

Contingent Liabilities

Provisions for contingent liabilities are dependent upon estimates and assessments of whether the criteria for recognition have been met, including estimates by the Directors as to the probable outcome and the amount of the potential cost of resolution. Any estimate for such an accrual would be developed in consultation with external legal advisors handling the Group’s defence in these matters and would be based upon an analysis of potential outcomes.

Pensions

The Group recognizes actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions directly in equity, in the period they have occurred, in accordance to the alternative treatment allowed by the amendment to IAS 19; Employee Benefits - Actuarial Gains and Losses, Group Plans and Disclosures. The costs are assessed in accordance with advice received from independent actuaries. These assumptions include inflation rate, rate of increase in salaries, discount rate and expected return on plan assets and are disclosed in Note 26; Retirement benefit obligations. The selection of different assumptions could affect the future results of the Group.

Share based compensation

Incentives in the form of shares are provided to employees under share option, share purchase and long term incentive plans. The fair value of the employee services received in exchange for the grant of the options and rewards is recognized as an expense. The expense is based upon a number of assumptions disclosed in Note 27; Share capital. The selection of different assumptions could affect the future results of the Group.

Amortization lives

Other intangible assets are recorded at their fair value at acquisition date and are amortized on a straight line basis over their estimated useful economic lives from the time they are available for use. Any change in the estimated useful economic lives could affect the future results of the Group.

Taxation

Current tax is the expected tax payable on the taxable income for the year using the tax rates and laws that have been enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years. The Group has open tax issues with a number of revenue authorities and, on the basis of external professional advice, continues to believe that it has made adequate provision for any liabilities that may arise from these open assessments. The ultimate liability for such matters may vary from the amounts provided, and is dependent upon negotiations with the relevant tax authorities.

4                    Segment information

Primary reporting format—business segments

Based on the risks and returns of the various segments, the Directors consider that the Group’s primary reporting format is by business segment with geographical reporting being the secondary format. The Group is a speciality pharmaceutical company, using its multiple drug delivery technologies to create a product pipeline for out-licensing to marketing partners. The business segments consist of the Injectable business and the Oral and Inhalation business. Business segment data includes an allocation of corporate costs to each segment on an appropriate basis. There are no material inter-segment transfers. The geographic segments of UK, Europe, North America and Rest of the World reflect the Group’s most significant regional markets. Revenue is shown by business segment, revenue stream and location of customer. Other geographic information is provided by location of operation. All Group activities are continuing operations.

Revenue by business segment:

	Year ended	Year ended
	December 31, 2004	December 31, 2005
	£m	£m
Injectable	25.6	10.5
Oral and Inhalation	49.6	50.8
	75.2	61.3
Revenue earned can be analysed as:
Contract development and licensing
Milestone payments	33.4	22.1
Research and development costs recharged	6.0	5.5
	39.4	27.6
Royalties	25.9	21.7
Manufacturing and distribution	9.9	12.0
Total revenue	75.2	61.3

Operating loss by business segment:

	Year ended	Year ended
	December 31, 2004	December 31, 2005
	£m	£m
Injectable	(1.4)	(18.6)
Oral and Inhalation	1.0	2.5
Operating loss pre exceptional items	(0.4)	(16.1)
Exceptional items	(2.7)	(21.4)
Operating loss	(3.1)	(37.5)
Share of loss in associate	—	(0.8)
Net interest	(15.3)	(12.3)
Tax	(0.2)	(0.3)
Loss after tax	(18.6)	(50.9)

Total assets by business segment:

	Year ended	Year ended
	December 31, 2004	December 31, 2005
	£m	£m
Injectable	60.4	57.1
Oral and Inhalation	95.6	93.3
Total operating assets	156.0	150.4
Investments in associates	14.3	0.2
Available-for-sale financial assets	5.2	1.6
Financial assets at fair value through profit and loss	1.1	0.4
Cash and cash equivalents	15.3	34.3
Total assets	191.9	186.9

Total liabilities by business segment:

	Year ended	Year ended
	December 31, 2004	December 31, 2005
	£m	£m
Injectable	(30.5)	(40.1)
Oral and Inhalation	(54.0)	(41.4)
Total operating liabilities	(84.5)	(81.5)
Short-term borrowings: convertible bonds	(9.4)	—
Short-term borrowings: other	(3.9)	(2.7)
Long-term borrowings: convertible bonds	(50.4)	(63.6)
Long-term borrowings: other	(7.2)	(7.2)
Total liabilities	(155.4)	(155.0)

Property, plant and equipment and intangible assets by business segment:

	Year ended	Year ended
	December 31, 2004	December 31, 2005
	£m	£m
Additions
Injectable	2.3	1.8
Oral and Inhalation	4.9	3.3
	7.2	5.1
Depreciation and Amortization
Injectable	(1.9)	(1.9)
Oral and Inhalation	(6.3)	(6.4)
	(8.2)	(8.3)

Investments in associates by business segment:

	Year ended	Year ended
	December 31, 2004	December 31, 2005
	£m	£m
Injectable	14.3	0.2
Oral and Inhalation	—	—
	14.3	0.2

Secondary reporting format—geographic

Revenue by location of customer:

	Year ended	Year ended
	December 31, 2004	December 31, 2005
	£m	£m
UK	15.2	23.9
Europe	26.0	23.8
North America	29.2	8.7
Rest of World	4.8	4.9
	75.2	61.3

Total assets by location of operation:

	Year ended	Year ended
	December 31, 2004	December 31, 2005
	£m	£m
UK	30.0	37.7
Europe	89.7	56.9
North America	72.2	92.3
	191.9	186.9

Property, plant and equipment and intangible asset additions by location of operation:

	Year ended	Year ended
	December 31, 2004	December 31, 2005
	£m	£m
Europe	4.9	3.3
North America	2.3	1.8
	7.2	5.1

5                    Exceptional items

	Year ended	Year ended
	December 31, 2004	December 31, 2005
	£m	£m
Impairments	(3.5)	(19.4)
Abortive transaction costs	—	(2.0)
Restructuring costs	(1.2)	—
Profit on disposal of available-for-sale investment	2.0	—
Convertible bonds exchange	(6.2)	—
	(8.9)	(21.4)

Following the Strategic Review and the Group’s decision to focus on its core oral and pulmonary products and to divest its injectable business, the Group no longer views its collaborations with Astralis, Vital Living and Micap as strategic and these investments have therefore been impaired resulting in an exceptional charge of £19.4 million. See Notes 15; Investments in associates and 16; Available for sale financial assets. During the year the Group incurred £2.0 million legal and professional fees relating to an aborted strategic transaction.

Exceptional items for 2004 include a charge of £3.5 million relating to the impairment in the investment in Vital Living and £1.2 million relating to the reorganization of some research and development operations and other business functions. In addition, £2.0 million relates to the profit on disposal of the Group’s investment in Transition Therapeutics and a charge of £6.2 million relates to the exchange of convertible bonds.

6                    Operating expenses

	Year ended	Year ended
	December 31, 2004	December 31, 2005
	£m	£m
Cost of sales	28.2	29.2
Selling, marketing and distribution expenses	1.7	5.9
Depreciation	6.0	6.2
Amortization	2.2	2.1
Research and development expenses	28.0	26.0
(Gain)/loss on financial assets at fair value through profit or loss	(0.1)	0.7
Fair value loss/(gain) on derivative financial instruments	0.5	(0.3)
Profit on disposal of available for sale financial assets	—	(0.3)
Other operating expenses	9.1	8.1
Operating expenses before exceptional items	75.6	77.6
Impairments	3.5	19.4
Abortive transaction costs	—	2.0
Restructuring costs	1.2	—
Profit on disposal of available for sale financial assets	(2.0)	—
Total operating expenses	78.3	99.0

Services provided by the Group’s auditor and network firms

It is the Group’s policy to employ the auditors on assignments additional to their statutory audit duties where their expertise and experience with the Group are important, principally tax advice and due diligence reporting on acquisitions, or where they are awarded assignments on a competitive basis. During the year the Group (including its overseas subsidiaries) obtained the following services from the Group’s auditor at costs detailed below:

	Year ended	Year ended
	December 31, 2004	December 31, 2005
	£m	£m
Audit services
statutory audit	0.3	0.4
audit related regulatory reporting	0.2	0.2
Further assurance services	1.0	1.2
Tax services
compliance services	0.1	—
advisory services	0.6	0.2
	2.2	2.0

Included in the analysis above are audit fees paid to the Group’s auditor in the UK of £227,000 (2004: £177,000) of which £15,000 (2004: £14,000) was paid in respect of the parent company. Also included above are fees paid to the Group’s auditor in respect of non-audit services in the UK of £1,295,000 (2004: £1,141,000).

7                    Staff costs

	Year ended	Year ended
	December 31, 2004	December 31, 2005
	£m	£m
Wages and salaries	19.2	19.7
Equity settled share based payments	2.9	1.9
Social security costs	2.9	2.9
Pensions
—defined benefit plans	0.7	0.2
—defined contribution plans	1.3	0.7
Other benefits	—	0.8
	27.0	26.2

The average number of people, including executive directors, employed by the Group during the period was 457 persons (2004: 438 persons).

Average number of employees by business segment:

	Year ended	Year ended
	December 31, 2004	December 31, 2005
Injectable	113	129
Oral and Inhalation	325	328
	438	457

The Group’s key management comprises only Directors and Director’s remuneration for the year is shown in Part I, Item 6: Directors, Senior Management and Employees.

8                    Other income and expenses

	Year ended	Year ended
	December 31, 2004	December 31, 2005
	£m	£m
Gain/(loss) on financial assets at fair value through profit or loss	0.1	(0.7)
Profit on disposal of available-for-sale investment	2.0	0.3
	2.1	(0.4)

9                    Finance costs and income

	Year ended	Year ended
	December 31, 2004	December 31, 2005
	£m	£m
Interest and similar expense:
Interest:
—bank borrowings	(0.7)	(0.5)
—Paul Capital arrangements	(11.3)	(12.7)
—interest on convertible bonds	(5.7)	(5.8)
	(17.7)	(19.0)
Foreign exchange on Paul Capital arrangements	—	(3.3)
Fair value losses on financial instruments:
—loss on exchange of convertible bonds	(6.2)	—
Total interest and similar expense	(23.9)	(22.3)
Interest and similar income:
Paul Capital change in estimated future payments	6.0	9.0
Other interest income	0.8	1.0
Foreign exchange on Paul Capital arrangements	1.8	—
Total interest and similar income	8.6	10.0

10             Income tax

	Year ended	Year ended
	December 31, 2004	December 31, 2005
	£m	£m
Current income tax expense:
Foreign tax	0.2	0.3

There was no deferred tax component in the tax charge.

Foreign tax relates principally to withholding tax paid on remittance of royalties to Switzerland which is not recoverable.

The tax on the Group’s losses before tax differs from the theoretical amount that would arise using the standard rate of corporation tax in the UK. The differences are explained below:

	Year ended	Year ended
	December 31, 2004	December 31, 2005
	%	%
Loss before tax multiplied by rate of corporation tax in the UK of 30%	30.0	30.0
Effects of:
Adjustments in respect of foreign tax rates	17.2	(4.4)
Adjustment to tax in respect of prior periods	(0.1)	—
Expenses not deductible for tax purposes	(8.2)	(7.1)
Tax losses for which no deferred tax asset was recognized	(40.0)	(19.6)
Tax losses utilized	1.9	1.0
Capital allowances utilized	0.2	—
Withholding taxes	(0.7)	(0.6)
Other	(1.3)	0.1
Effective tax rate	(1.0)	(0.6)

The Group has estimated total tax losses available to be set off against future taxable profits of £280.0 million (December 31, 2004: £271.1 million). These losses arise primarily in Switzerland and the US. Of the £280.0 million of losses carried forward, £22.0 million expire in 2006, £65.1 million expire between 2007 and 2009, £191.6 million expire from 2010 onwards and £1.3 million of losses may be carried forward indefinitely. The Group also has other tax allowances available of £59.8 million (December 31, 2004: £56.6 million)

No deferred tax asset has been recognized, given the uncertainty of the recoverability of the Group’s tax losses carried forward.

11             Earnings per share

	Year to	Year to
	December 31, 2004	December 31, 2005
	£m	£m
Attributable loss before exceptional items	(9.7)	(29.5)
Exceptional items	(8.9)	(21.4)
Basic and diluted attributable loss	(18.6)	(50.9)

	Number		Number
	m		m
Basic and diluted weighted average number of shares in issue	615.2		624.9
Loss per Ordinary Share before exceptional items	(1.6	p)	(4.7	p)
Exceptional items	(1.4	p)	(3.4	p)
Basic and diluted loss per Ordinary Share	(3.0	p)	(8.1	p)

There is no difference between basic and diluted loss per share since in a loss making year all potential shares from convertible bonds, stock options, warrants and contingent issuance of shares are anti dilutive.

Shares held by the SkyePharma PLC General Employee Benefit Trust have been excluded from the weighted average number of shares.

12             Goodwill

	As at	As at
	December 31, 2004	December 31, 2005
	£m	£m
Cost
Beginning of the year	82.7	82.7
Additions during the year	—	—
Exchange differences	—	—
End of the year	82.7	82.7
Accumulated impairment and depreciation
Beginning of the year	14.0	14.0
Amortization charge	—	—
Exchange differences	—	—
End of the year	14.0	14.0
Net book value
Beginning of the year	68.7	68.7
End of the year	68.7	68.7

Goodwill arose on the acquisition of SkyePharma Inc (£35.6 million), SkyePharma Canada Inc (£29.2 million) and SkyePharma AB (£3.9 million) and has been allocated to the following business segments/ cash-generating units:

	As at	As at
	December 31, 2004	December 31, 2005
	£m	£m
Injectables	38.6	38.6
Oral and inhalation	30.1	30.1
	68.7	68.7

Goodwill is not amortized but is tested annually for impairment or more frequently if there are indications that goodwill might be impaired. Value in use calculations are generally utilized to calculate recoverable amount.

Value in use is calculated as the net present value of the projected risk-adjusted cash flows of the cash-generating unit to which goodwill is allocated. The cash flow projections are based on the most recent business plans approved by management which cover a period of 10 years, and are adjusted where necessary to take account of longer patent lives. The discount rate applied may vary depending on the risk profile of the asset being valued but is typically 15%, which is the Group’s average pre-tax discount rate derived from a capital asset pricing model.

The key assumptions for the value in use calculations are those regarding the launch dates of products, their growth rates, the discount rates used and the period over which the cash flows are projected. The assumptions made reflect past experience, market research and expectations of future market trends.

Goodwill was tested for impairment both at December 31, 2005 and December 31, 2004. No impairment was identified.

13             Other intangible assets

	Intellectual property	Software costs	Development costs	Total
	£m	£m	£m	£m
Cost
At January 1, 2004	36.1	0.8	0.7	37.6
Exchange differences	—	—	(0.1)	(0.1)
Additions during the year	2.9	0.1	—	3.0
At December 31, 2004	39.0	0.9	0.6	40.5
Exchange differences	0.2	—	0.4	0.6
Additions during the year	1.8	0.1	—	1.9
At December 31, 2005	41.0	1.0	1.0	43.0
Accumulated impairment and depreciation
At January 1, 2004	10.4	0.6	0.5	11.5
Exchange differences	0.1	—	—	0.1
Amortization charge	2.0	0.1	0.1	2.2
At December 31, 2004	12.5	0.7	0.6	13.8
Exchange differences	(0.1)	—	0.4	0.3
Amortization charge	2.0	0.1	—	2.1
At December 31, 2005	14.4	0.8	1.0	16.2
Net book value
At December 31, 2005	26.6	0.2	—	26.8
At December 31, 2004	26.5	0.2	—	26.7
At December 31, 2003	25.7	0.2	0.2	26.1

There are no intangible assets with indefinite useful lives. All amortization charges in the year have been charged through administrative expenses.

Intellectual property acquired during 2005 mainly relates to the purchase of licenses to intellectual property in the area of pulmonary delivery.

Included within intellectual property is £2.0 million of assets which are not yet in use. These assets have not been amortized but have been tested for impairment consistent with the method set out for goodwill in Note 12. No impairment was identified.

14             Property, plant and equipment

	Land and buildings	Laboratory equipment and machines	Assets under construction	Office and other equipment	Motor vehicles	Total
	£m	£m	£m	£m	£m	£m
Cost
At January 1, 2004	31.9	35.6	3.0	3.0	0.3	73.8
Exchange	—	0.2	(0.2)	(0.1)	—	(0.1)
Additions	0.5	2.9	0.6	0.1	0.1	4.2
Transfers	0.6	1.8	(2.5)	0.1	—	—
Disposals	(0.1)	(0.2)	—	(0.1)	(0.1)	(0.5)
At December 31, 2004	32.9	40.3	0.9	3.0	0.3	77.4
Exchange	(0.7)	(0.6)	0.1	—	—	(1.2)
Additions	0.2	1.4	1.4	0.2	—	3.2
Transfers	—	0.1	(0.1)	—	—	—
Disposals	(0.1)	(0.1)	(0.1)	(0.2)	(0.1)	(0.6)
At December 31, 2005	32.3	41.1	2.2	3.0	0.2	78.8
Depreciation
At January 1, 2004	9.9	18.6	—	2.2	0.1	30.8
Provided in the year	2.0	3.6	—	0.4	—	6.0
Disposals	(0.1)	(0.1)	—	(0.1)	—	(0.3)
At December 31, 2004	11.8	22.1	—	2.5	0.1	36.5
Exchange	(0.4)	(0.2)	—	—	—	(0.6)
Provided in the year	2.1	3.8	—	0.3	—	6.2
Disposals	(0.1)	—	—	(0.3)	—	(0.4)
At December 31, 2005	13.4	25.7	—	2.5	0.1	41.7
Net book value
At December 31, 2005	18.9	15.4	2.2	0.5	0.1	37.1
At December 31, 2004	21.1	18.2	0.9	0.5	0.2	40.9
At December 31, 2003	22.0	17.0	3.0	0.8	0.2	43.0

All depreciation charges in the year have been charged through administrative expenses.

Included in freehold property is an amount of £4.9 million (2004: £5.1 million) in respect of land which is not depreciated.

At December 31, 2005, the carrying amount of the Group’s laboratory equipment and machines includes an amount of £Nil (2004: £1.2 million) and motor vehicles an amount of £0.1 million (2004: £0.1 million)  in respect of assets held under finance leases and hire purchase arrangements.

At December 31, 2005, the net book value of the tangible assets pledged as collateral in the framework of various borrowing agreements (disclosed in Note 22; Borrowings) was £1.9 million (2004: £2.1 million). The Group did not identify any tangible assets temporarily idle as at the balance sheet date.

15             Investments in associates

	As at	As at
	December 31, 2004	December 31, 2005
	£m	£m
Beginning of the year	—	14.3
Reclassification of investment as associate	14.2	—
Additions	0.1	3.0
Share of loss	—	(0.8)
Impairment	—	(16.3)
End of the year	14.3	0.2

The investment in Astralis Limited was recorded at £0.2 million at December 31, 2005 (2004: £14.3 million) and had a market value of £0.4 million (2004: £9.6 million). Following the Strategic Review and the Group’s decision to focus on its core oral and pulmonary products and to divest its injectable business, the Group no longer views its collaboration with Astralis as strategic. This combined with the current uncertainties concerning Astralis’ financial position resulted in the Group impairing its investment to its estimated fair value.

16             Available for sale financial assets

	As at	As at
	December 31, 2004	December 31, 2005
	£m	£m
Beginning of the year	22.0	5.2
Exchange	—	0.1
Reclassification as associate	(14.2)	—
Additions	2.0	0.1
Disposal	(0.6)	(1.8)
Impairments	(3.5)	(2.6)
Revaluation (deficit)/surplus transfer	(0.5)	0.6
End of the year	5.2	1.6

Available for sale financial assets comprise the following unlisted securities:

Vectura Group plc

Vectura is a UK emerging pharmaceutical company traded on the Alternative Investment Market. Vectura is developing a range of inhaled drugs for the treatment of lung diseases and conditions where delivery via the lungs can provide significant benefits, such as rapid onset of action, improved efficacy and improved tolerability compared with current therapies. During 2005 the Group sold 2 million ordinary shares in Vectura for £1.6 million. As at December 31, 2005 the remaining holding was 1.2 million ordinary shares. The investment was recorded at £1.0 million at December 31, 2005 (2004: £2.0 million). In January 2006 the Group sold the remaining 1.2 million ordinary shares.

Vital Living Inc

Vital Living primarily develops and markets evidence-based nutriceuticals. These are developed for incorporation by physicians into a standard physician/ patient program, supported by a specially designed compliance regimen. Vital Living is based in the US. During 2005 the Group received 2,101,422 Vital Living common shares with a value of £68,000 ($120,000) in lieu of interest due on the 12% senior secured convertible notes. As at December 31, 2005 the total SkyePharma holding was 16,993,599 common shares, 1 million series D convertible preferred shares, $1 million 12% senior secured convertible notes due 2008 and 4 million warrants expiring 2008, representing approximately 17.2% of the common shares. The investment in Vital Living was recorded at £0.4 million at December 31, 2005 (2004: £1.7 million). Following the Strategic Review and the Group’s decision to focus on its core oral and pulmonary products and to divest its injectable business, the Group no longer views its collaboration with Vital Living as strategic and this investment has therefore been impaired.

Micap plc

Micap plc is a UK science-based technology company traded on the Alternative Investment Market. As at December 31, 2005 the total SkyePharma holding was 5,238,334 ordinary shares and 1,830,000 convertible shares, representing approximately 9.4% of the ordinary share capital. The investment in Micap recorded at £0.2 million at December 31, 2005 (2004: £1.5 million). Following the Strategic Review and the Group’s decision to focus on its core oral and pulmonary products and to divest its injectable business, the Group no longer views its collaboration with Micap as strategic and this investment has therefore been impaired.

Cade Struktur Corp

Cade Struktur was formerly a drug delivery company engaged in research and development and worldwide commercialisation of pharmaceutical formulations. The current business is the development, financing and completion of industrial and infrastructure projects in Europe. As at December 31, 2005, the total SkyePharma holding of Cade Struktur, a Canadian company, was 869,086 shares, representing approximately 10.1% of the ordinary share capital. The shares were originally acquired consequent upon the acquisition of the assets of Hyal Pharmaceutical Corp. SkyePharma has not attributed a fair value to these shares and they have been recorded at £Nil (2004: £ Nil).

17             Inventories

	As at	As at
	December 31, 2004	December 31, 2005
	£m	£m
Raw materials and consumables	1.2	2.1
Work in progress	0.2	1.0
Finished goods	0.1	1.0
	1.5	4.1
Inventory provisions	—	(0.5)
	1.5	3.6

The cost of inventories recognized as an expense and included in cost of sales is disclosed in Note 6; Operating expenses.

18             Trade and other receivables

	As at	As at
	December 31, 2004	December 31, 2005
	£m	£m
Trade receivables	3.5	2.4
Less provision for impairment	—	(0.1)
Net trade receivables	3.5	2.3
Other receivables	1.9	2.2
Interest receivable	0.4	0.6
Prepayments and accrued income	12.4	9.1
	18.2	14.2

19             Financial assets at fair value through profit and loss

	As at	As at
	December 31, 2004	December 31, 2005
	£m	£m
Beginning of the year	1.0	1.1
Revaluation to fair value	0.1	(0.7)
End of the year	1.1	0.4

Financial assets at fair value through profit or loss comprise 5% convertible loan notes due at par in June 2007. The notes were received from GeneMedix plc in 2002 as an initial payment under an agreement to jointly develop an extended release formulation of Interferon alpha-2b using SkyePharma’s DepoFoam™ technology. The notes are convertible at any time, at SkyePharma’s option, into between approximately 8.3 million and 11.2 million GeneMedix ordinary shares. There are no restrictions or a lock-up period on conversion of the notes. GeneMedix can elect to redeem in cash some or all of the notes on conversion. The notes were designated as at fair value through profit or loss on initial recognition.

20             Cash and cash equivalents

	As at	As at
	December 31, 2004	December 31, 2005
	£m	£m
Cash at bank and in hand	15.3	26.8
Short term deposits	—	7.5
	15.3	34.3

The short term deposit is a dual currency deposit of sterling versus US dollars, which earns an effective interest rate of 10.5%. If the sterling/US dollar spot rate is at or above 1.75 at expiry, the £7.5 million deposit will be returned in US dollars at 1.75 ($13.1 million), otherwise it will be returned in sterling.

21             Trade and other payables

	As at	As at
	December 31, 2004	December 31, 2005
	£m	£m
Trade payables	6.7	6.8
Other taxation and social security costs	1.2	2.0
Accruals	12.7	12.2
	20.6	21.0

22             Borrowings

	As at	As at
	December 31, 2004	December 31, 2005
	£m	£m
Current
Convertible bonds due June 2005	9.4	—
Bank borrowings	3.5	2.3
Property mortgage	0.3	0.3
Paul Capital funding liabilities	—	0.7
Finance lease liabilities	0.1	0.1
Other current borrowings	3.9	3.4
Total current borrowings	13.3	3.4
Non-current
Convertible bonds due May 2024	50.4	50.8
Convertible bonds due June 2025	—	12.8
	50.4	63.6
Bank borrowings	—	0.6
Property mortgage	7.1	6.6
Paul Capital funding liabilities	44.7	43.9
Finance lease liabilities	0.1	—
Other non-current borrowings	51.9	51.1
Total non-current borrowings	102.3	114.7
Total borrowings	115.6	118.1

Bank borrowings

At December 31, 2005 bank borrowings include two amounts due to the Basellandschaftliche Kantonalbank of £0.9 million (CHF 2 million) and £0.7 million (CHF 1.5 million) (2004: £0.9 million (CHF 2 million) and £0.7 million (CHF 1.5 million)). Both loans can be terminated with six weeks notice by either party and bear interest at 6.5% and 6.0% respectively. Both loans are secured on the assets of Jago and the £0.7 million (CHF 1.5 million) loan is guaranteed by SkyePharma PLC.

The Group had a loan as at December 31, 2005 with GE Capital Corp of £1.4 million ($2.4 million) (2004: £1.9 million ($3.7 million)). The loan is secured by certain assets of SkyePharma Inc, SkyePharma US Inc and SkyePharma PLC. The loan bears interest at 8.0% and is repayable by instalments until September 2007.

Convertible bonds

Convertible bonds are disclosed in Note 23; Convertible bonds.

Property mortgage

At December 31, 2005, the Group had a property mortgage facility with the Basellandschaftliche Kantonalbank of £6.9 million (CHF 15.5 million) (2004: £7.4 million (CHF 16.1 million)). The mortgage is in two tranches, both secured by the assets of Jago. The first tranche of £2.7 million (CHF 6.2 million) bears interest at 2.75% and is repayable by instalments over 20 years semi-annually. The second tranche of £4.1 million (CHF 9.3 million) bears interest at 2.75% and is repayable by instalments over 50 years semi-annually.

Paul Capital funding liabilities

The Group entered into two transactions with Paul Capital Royalty Acquisition Fund (‘Paul Capital’) in 2000 and 2002. Under these transactions Paul Capital provided a total of $60 million in return for the sale of a portion of the potential future royalty and revenue streams on a selection of the Group’s products.

Whilst the contractual arrangement with Paul Capital is a royalty agreement under which royalties are payable on revenues earned and payments received, the proceeds received from Paul Capital meet the definition of a financial liability under IAS 39, and are treated as a financial liability. Royalties paid to Paul Capital are treated as repayment of the liability and interest is charged on the liability using the effective interest rate at inception of each agreement. The estimated future payments to Paul Capital are discounted using each contract’s original effective interest and any adjustment is recognized as income or expense in the income statement

Finance lease liabilities

Obligations under hire purchase and finance leases are secured upon the assets to which they relate and as at December 31, 2005 £Nil (2004: £0.1 million (SKR 0.9 million)) is guaranteed by SkyePharma PLC.

Maturity analysis of non-current borrowings

	As at December 31, 2005
	1 to 2 Years	2 to 5 Years	Over 5 Years	Total
	£m	£m	£m	£m
Convertible bonds	—	—	63.6	63.6
Bank borrowings	0.6	—	—	0.6
Property mortgage	0.3	0.8	5.5	6.6
Paul Capital funding liabilities	4.9	22.1	16.9	43.9
Non-current borrowings	5.8	22.9	86.0	114.7

	As at December 31, 2004
	1 to 2 Years	2 to 5 Years	Over 5 Years	Total
	£m	£m	£m	£m
Convertible bonds	—	—	50.4	50.4
Property mortgage	0.3	0.8	6.0	7.1
Paul Capital funding liabilities	10.6	21.5	12.6	44.7
Finance lease liabilities	0.1	—	—	0.1
Non-current borrowings	11.0	22.3	69.0	102.3

Currency analysis of borrowings

	As at December 31, 2005
	Sterling	$US	Swiss francs	Total
	£m	£m	£m	£m
Convertible bonds	63.6	—	—	63.6
Bank borrowings	—	0.6	—	0.6
Property mortgage	—	—	6.6	6.6
Paul Capital funding liabilities	—	43.9	—	43.9
Total borrowings	63.6	44.5	6.6	114.7

	As at December 31, 2004
	Sterling	$US	Swiss francs	Total
	£m	£m	£m	£m
Convertible bonds	50.4	—	—	50.4
Property mortgage	—	—	7.1	7.1
Paul Capital funding liabilities	—	44.7	—	44.7
Finance lease liabilities	—	—	0.1	0.1
Total borrowings	50.4	44.7	7.2	102.3

Interest rate analysis

	As at December 31, 2005
	Sterling	$US	Swiss francs
	%	%	%
Convertible bonds	8.9/ 9.5/ 13.3	—	—
Bank borrowings	—	8.0	—
Property mortgage	—	—	2.8
Paul Capital funding liabilities	—	24.0/ 30.0	—

	As at December 31, 2004
	Sterling	$US	Swiss francs
	%	%	%
Convertible bonds	8.9/ 9.5	—	—
Property mortgage	—	—	2.8
Paul Capital funding liabilities	—	24.0/ 30.0	—
Finance lease liabilities	—	—	6.5

Fair values

At December 31, 2005, the carrying amount of non-current liabilities, compared with the fair value was as follows:

	Carrying Amount	Fair Value
	£m	£m
Convertible bonds	63.6	83.5
Bank borrowings	0.6	0.6
Property mortgage	6.6	6.6
Paul Capital funding liabilities	43.9	43.9
	114.7	134.6

At December 31, 2004, the carrying amount of non-current liabilities, compared with the fair value was as follows:

	Carrying Amount	Fair Value
	£m	£m
Convertible bonds	50.4	75.9
Property mortgage	7.1	7.1
Paul Capital funding liabilities	44.7	44.7
Finance lease liabilities	0.1	0.1
	102.3	127.8

Undrawn facility

At December 31, 2005 the Group had an overdraft facility of £1.3 million (CHF 3 million) (2004: £1.4 million, CHF 3 million) with the Basellandschaftliche Kantonalbank secured on the assets of Jago.

23             Convertible bonds

In June 2005 the Group issued £20 million 8% convertible bonds, with a first put after five years by the holder of the bonds, and a final maturity of June 2025. The bonds are convertible at the option of the holder into SkyePharma Ordinary Shares at an initial conversion price of 77 pence at any time prior to maturity. The bond contains a price reset feature such that if on June 3, 2006 the Company’s average share price for the preceding 10 days (reset price) is less than the conversion price, then the conversion price shall be adjusted to the reset price subject to a maximum reduction of 25% in the conversion price. The conversion price was reset to 58 pence on June 3, 2006. Unless previously redeemed or converted, the bonds will be redeemed by the Group at their principal amount in June 2025. The convertible bonds existing at December 31, 2005, due in May 2024, were not affected by this transaction.

On June 19, 2005 £9.8 million of convertible bonds due June 2005 were redeemed in full by the Company at their principal amount.

As a result of these transactions the Group has £69.6 million convertible bonds due May 2024 at a conversion price of 95 pence, and £20 million convertible bonds due June 2025 at a conversion price of 58 pence.

24             Derivative financial instruments

	As at December 31, 2004	As at December 31, 2005
	£m	£m
Interest rate swap	(0.2)	—
Total derivative financial instrument liabilities	(0.2)	—

The Group’s policy is to hedge interest rate exposures through the use of interest rate swaps and currency exposures through the use of currency options, accrual forward options and forward currency contracts. None of these derivative financial instruments qualify to be treated as hedges and accordingly gains and losses are recorded in the income statement.

25             Provisions

Group	Pension	Restructuring	Total
	£m	£m	£m
At January 1, 2005	1.7	0.3	2.0
Actuarial losses	0.3	—	0.3
Charge for the year	(0.1)	—	(0.1)
Utilized	—	(0.3)	(0.3)
At December 31, 2005	1.9	—	1.9

	As at December 31, 2004	As at December 31, 2005
	£m	£m
Current (restructuring)	0.3	—
Non current (pension)	1.7	1.9
	2.0	1.9

Pension provision

The pension provision relates to the retirement commitments under its defined benefit schemes in respect of its employees in Switzerland and France.

Restructuring provision

The restructuring provision relates to the reorganization of research and development operations and other business functions involving reductions in staff at most sites.

26             Retirement benefit obligations

Defined contribution plans

The Group operates various defined contribution plans for its employees in the UK and US. The Group’s contributions to these plans are charged to the income statement in the period to which they relate, and the assets are held in separate trustee administered funds. The income statement charge related to defined contribution plans is disclosed in Note 7; Staff costs.

Defined benefit plan

The Group operates unfunded defined benefit schemes in respect of its employees in Switzerland and France.

The liabilities of the defined benefit schemes operated by the Group are presented below:

	As at December 31, 2004	As at December 31, 2005
	£m	£m
Balance sheet obligations for:
Defined benefit pension benefits	1.7	1.9

The amounts recognized in the balance sheet are determined as follows:

	As at December 31, 2004	As at December 31, 2005
	£m	£m
Present value of funded obligations	6.3	6.4
Fair value of plan assets	(5.3)	(5.3)
	1.0	1.1
Present value of unfunded obligations	0.7	0.8
Liability in the balance sheet	1.7	1.9

The amounts recognized in the income statement are as follows:

	Year ended December 31, 2004	Year ended December 31, 2005
	£m	£m
Current service cost	0.2	0.3
Interest cost	0.3	0.3
Expected losses on assets	(0.2)	(0.2)
Total included in staff cost	0.3	0.4

The actuarial return on plans assets was £0.2 million (2004: £0.2 million).

The movement in the defined benefit obligation over the year is as follows:

	Year ended December 31, 2004	Year ended December 31, 2005
	£m	£m
Beginning of the year	6.7	7.0
Exchange adjustment	(0.1)	(0.1)
Current service cost	0.2	0.3
Contributions	(0.3)	(0.3)
Interest on pension scheme liabilities	0.3	0.3
Expected losses on assets	(0.2)	(0.2)
Actuarial losses recognized in equity	0.4	0.2
End of the year	7.0	7.2

The movement in the fair value of the plan assets over the year is as follows:

	Year ended December 31, 2004	Year ended December 31, 2005
	£m	£m
Beginning of the year	4.7	5.3
Exchange adjustment	0.3	(0.1)
Current service cost	0.2	0.3
Interest on pension scheme liabilities	0.3	0.3
Benefits paid	(0.5)	(0.7)
Actuarial gains recognized in equity	0.3	0.2
End of the year	5.3	5.3

At December 31, 2005 and 2004 actuarial valuations were performed by professionally qualified actuaries on the present value of the accrued liabilities calculated under the projected unit method. The principal assumptions made by the actuaries were:

	2004	2005
	% per annum	% per annum
Inflation rate	2.0	1.9
Rate of increase in salaries	2.5	2.3
Discount rate	4.0	3.7
Expected return on plan assets	2.4	2.0

Assumptions regarding future mortality experience are set based on advice in accordance with published statistics and experience in Switzerland and France.

	2004	2005
	years	years
Male	17.3	17.3
Female	20.8	20.8

	2004	2005
	£m	£m
Actuarial gains recognized in equity	(0.1)	(0.1)
Cumulative actuarial gains recognized in equity	(0.1)	(0.1)

Plan assets are comprised as follows:

	2004	2005
	£m	£m
Equity	4.3	4.7
Other	1.0	0.6
	5.3	5.3

Expected contributions to post employment benefit plans for the year ending December 31, 2006 are £0.6 million.

27             Share capital

	December 31, 2004	December 31, 2005	December 31, 2004	December 31, 2005
	Number of shares	Number of shares	£m	£m
Authorized
Ordinary Shares of 10p each	1,102,000,000	1,102,000,000	110.2	110.2

	Ordinary Shares of 10p each	Nominal value	Deferred ‘B’ Shares of 10p each	Nominal value	Total nominal value
	Number	£m	Number	£m	£m
At January 1, 2004	618,669,940	61.9	12,000,000	1.2	63.1
Exercise of share options	478,803	—	—	—	—
Issue of shares to Research Development Foundation	3,250,000	0.3	—	—	0.3
At January 1, 2005	622,398,743	62.2	12,000,000	1.2	63.4
Rights issue	125,627,357	12.6	—	—	12.6
Acquisition of shares in Astralis	5,482,238	0.6	—	—	0.6
Exercise of share options	255,808	—	—	—	—
At December 31, 2005	753,764,146	75.4	12,000,000	1.2	76.6

The Group raised £34.8 million net of expenses by means of a rights issue of 125,627,357 new Ordinary Shares.

The Group also issued 5,482,238 Ordinary Shares to two former Astralis Directors to acquire 11,160,000 common shares in Astralis.

Deferred ‘B’ shares

In July 2000, 12 million deferred ‘A’ and 12 million deferred ‘B’ shares were issued to Dr Gonella, the vendor of Jago, under a settlement agreement that established the full and final settlement of the deferred consideration payable on the acquisition of Jago. The holders of deferred ‘A’ and ‘B’ shares have no rights to participate in the profits of the Company, no voting rights and on a winding up or other return of capital only receive the nominal value of their shares if the holders of Ordinary Shares in the capital of the Company have received the sum of £1 million per Ordinary Share. Under the terms of the settlement agreement, following the US launch and first commercial sale of Paxil CR™ by GlaxoSmithKline in 2002, the 12 million deferred ‘A’ shares were automatically converted into 12 million Ordinary Shares.

The 12 million deferred ‘B’ shares automatically convert to 12 million Ordinary Shares on the Company’s receipt of a royalty statement under the current license agreement stating that reported sales of Paxil CR™ have exceeded $1,000 million during any calendar period prior to January 1, 2006 or exceeded $337 million between January 1, 2006 and May 3, 2006. The conditions have not been met and the deferred ‘B’ shares have been transferred to the Company Secretary for no consideration for him to hold as custodian.

Warrants

The Company has the following warrants outstanding:

(a)          ‘D’ and ‘E’ warrants

The ‘D’ and ‘E’ warrants were issued in March 2002 as part of the consideration for the agreement with Paul Capital to fund new product development. The ‘D’ and ‘E’ warrants entitle the holders to subscribe for a total of 5 million Ordinary Shares at any time during the period to December 31, 2008 at an exercise price of 73.75 pence per Ordinary Share. A value of £0.3 million, deemed to be the fair value of the ‘D’ and ‘E’ warrants, has been recorded in Other Reserves.

(b)          ‘F’ warrants

The ‘F’ warrants were issued in December 2003 as part of the £2.7 million ($5 million) loan with GE Capital Corp. The ‘F’ warrants entitle the holders to subscribe for a total of 300,000 Ordinary Shares at any time until the repayment date of the loan at an exercise price of £1.20 per Ordinary Share. A value of £39,000, deemed to be the fair value of the ‘F’ warrants, has been recorded in Other Reserves.

(c)           Other warrants

Warrants were issued in December 1999 as part of the acquisition of DepoTech and entitle the holders to subscribe for 371,353 Ordinary Shares at any time during the period beginning December 31, 1999 and ending on February 25, 2005 at an exercise price of $1.142 (59.5 pence) per Ordinary Share. All of these warrants lapsed unexercised on February 25, 2005.

Potential Issues of Ordinary Shares

(a)          Employee share schemes

The Group encourages employee participation in its shares through ownership and continues to operate various incentive schemes whereby Directors and employees are to able to acquire shares, and potential shares, in the Company. Further details are provided in Note 28; Share based payments.

(b)          Deferred consideration on acquisition of Krypton

The deferred consideration on the acquisition of Krypton provides that a maximum of 37.5 million Ordinary Shares would be issued contingent on a change in control of the Company at a share price of not less than 80 pence compounded at an annual rate of 10% (£2.08 as at December 31, 2005), or satisfaction of various conditions and hurdles which lapsed on December 31, 2003. No provision for deferred consideration has been recognized as at December 31, 2005.

(c)           Paul Capital Royalty Acquisition Fund

In March 2002 the Group announced a second transaction with Paul Capital Royalty Acquisition Fund under which SkyePharma would issue Ordinary Shares up to a value of $7.5 million if royalties and milestones received by SkyePharma in respect of those products included in the transaction were not in excess of minimum annual payments required to be made to Paul Capital. During 2005 the royalties received by SkyePharma were substantially in excess of the minimum payments required to be made to Paul Capital, consequently the Company has not recognized a provision.

28             Share based payments

The Group operates various share based compensation plans as follows:

Option schemes

Options granted to UK and European employees are only exercisable between the third and tenth anniversary of the date of grant, and are subject to the Company’s Code of Business Conduct and Ethics for dealing in Shares, and the Model Code. Options granted to US employees prior to 2001 vest at 25% per annum from the date of grant and there were no performance criteria. UK and European options granted prior to 2001 may only be exercised if the growth in the Company’s share price over a consecutive three-year period exceeds the growth over the same period in the FTSE All Share Index. This criteria was satisfied for the first time in March 2000. Employees with options that are within their exercise period are now able to exercise those options within any one-year period from the date the performance condition is satisfied. Super Options are exercisable after five years and are subject to higher performance conditions in accordance with those recommended by the Association of British Insurers.

Following changes to the option plans approved at the Annual General Meeting in June 2001, options granted to Directors and senior employees since that date are subject to performance conditions linked to the total shareholder return of a comparator group of companies, and are not subject to retesting. Options granted to other US employees continue to vest at 25% per annum with no performance criteria, and other European employees who are not Directors or senior employees can exercise their options after three years and are not subject to performance conditions. The Group’s option plans are detailed further in Part I, Item 6: Directors, Senior Management and Employees. It is the intention of the Group that no further options grants will be made under any of the option plans.

The following table summarizes the activity in share options for the year to December 31, 2005:

	Share options	Option price
At January 1, 2004	52,345,218	44.8p–93.0p
Exercised	(478,803)	44.8p–66.5p
Cancelled or expired	(3,883,170)	46.5p–91.3p
At December 31, 2004	47,983,245	44.8p–93.0p
Exercised	(255,808)	46.5p–55.6p
Forfeited	(9,654,453)	46.5p–92.0p
Cancelled or expired	(2,171,974)	46.5p–92.0p
Rights issue adjustment (see below)	1,596,534	1.8p–3.7p
At December 31, 2005	37,497,544	43.0p–89.3p
Exercisable	22,180,175	43.0p–89.3p

The weighted average exercise price as at December 31, 2005 was 58.6 pence.

The market value of Ordinary Shares as at December 31, 2005 was 49.75 pence. The market value of Ordinary Shares during 2005 ranged from the lowest closing mid-price of 34.25 pence to the highest closing mid-price of 66.75 pence per share. No options were granted during the current year.

At December 31, 2005 the following Ordinary Shares were under option to employees or former employees of the Group:

Normal expiry date	Option price for each Ordinary Share of 10p	Number of options over Ordinary Shares of 10p
April, 26 2006	72.0p	930,937
April 7, 2007	63.8p	529,100
January 28, 2008	49.0p	129,254
March 31, 2008	89.3p	829,615
October 5, 2008	43.0p	570,128
April 19, 2009	66.7p	2,272,318
May 25, 2009	54.4p	5,076,891
September 7, 2009	54.6p	199,044
June 6, 2010	87.6p	442,185
November 3, 2010	78.4p	1,411,387
June 12, 2011	77.4p	4,066,007
October 31, 2011	53.4p	913,309
April 12, 2012	69.4p	4,847,662
May 24, 2012	75.4p	447,637
September 25, 2012	49.6p	1,114,377
April 7, 2013	44.6p	13,570,809
September 26, 2013	59.5p	146,884
		37,497,544

Following completion of the Company’s Rights Issue announced on September 28, 2005 the number and exercise price applicable to options were adjusted to take account of the dilution in the value of options caused by the Rights Issue. The number of options was increased by 4% and the exercise price was reduced by 4%.

As stated above, no options were granted to employees in 2004 or 2005. For those options granted in prior years which impact the income statement, fair values were determined using an option pricing model based on Black-Scholes but adjusted to model the particular features of the options. The fair value of these options is consistent with the values previously disclosed for SEC filing purposes.

The Rights Issue had no effect on the fair value of options.

The total expense relating to share based payments, which are all equity settled transactions, is disclosed in Note 7; Staff costs.

Deferred Share Bonus Plan (“DSB”)

Under the rules of this plan, Directors and senior employees receive conditional rights to acquire Ordinary Shares in the Company, at the prevailing market rates at the time of grant. Eligible employees are awarded rights to acquire a maximum number of shares at the beginning of a three year period, a proportion of which they will be entitled to receive at the end of that period depending on the extent to which the performance conditions set by the Remuneration Committee at the time the allocation is made are satisfied. If the performance conditions are not satisfied the share award will lapse. Awards are either linked to the deferral of annual bonus (DSB Matching Share Awards) or stand alone share awards (LTIP Awards). Further information on awards and performance conditions are detailed in Part I, Item 6: Directors, Senior Management and Employees.

	LTIP Awards	DSB Matching Share Awards
Outstanding At January 1, 2005	3,679,499	2,046,093
Granted	3,979,684	640,103
Rights Issue Adjustment	301,830	90,299
Forfeited	—	—
Cancelled or expired	518,084	88,801
Released	—	434,395
At December 31, 2005	7,442,929	2,253,299

Following completion of the Company’s Rights Issue announced on September 28, 2005 the number of shares comprising the LTIP Awards and DSB Matching Share Awards was adjusted to take account of the dilution in the value of conditional shares caused by the Rights Issue. The number of shares under award was increased by 4%.

For the purposes of IFRS 2 the fair values of LTIP Awards and DSB Matching Shares Awards have been determined using a Monte Carlo Simulation model. The Monte Carlo Simulation model takes into account the comparative total shareholder return performance element attaching to these share awards. The following table sets out the assumptions used in determining the fair value of these share awards:

	LTIP Awards		DSB Matching Share Awards
Model	Monte Carlo Simulation
Rationale	This model takes into account the market based performance conditions (comparative TSR) attaching to the LTIP Awards and DSB Matching Share Awards.
Date of Grant	June 3, 2005	June 9, 2005	February 2, 2005
Share Price on Grant (£)	0.54	0.53	0.64
Exercise Price	nil	nil	nil
Expected Dividend Yield	n/a	n/a	n/a
Expected Volatility	47.23%	47.18%	48.96%
Risk Free Interest Rate	4.22%	4.73%	4.57%
Expected Life	3 years	3 years	3 years
Fair Value (£)	0.40	0.40	0.57

The excepted volatility is calculated as the historic volatility of the Company share return over the three years prior to each grant date.

In determining the charge to the income statement, the Company has assumed that the number of share awards that will ultimately vest is reduced by 5% per annum.

The Rights Issue had no effect on the fair value of LTIP Awards and DSB Matching Share Awards.

The total expense relating to share based payments, which are all equity settled transactions, is disclosed in Note 7; Staff costs.

International Share Purchase Plan (“ISPP”)

All employees are eligible to participate in the ISPP whereby employees buy shares in the Company. These shares are called Partnership Shares and are held in trust on behalf of the employee. For every Partnership Share bought by the employee the Company will give the employee one share free of charge (Matching Shares). The employees have to take their shares out of the plan on leaving the Company and will not be entitled to the Matching Shares if they leave within three years of buying the Partnership Shares. In addition, the Company can also award employees rights to acquire up to a maximum of £3,000 of shares (Free Shares). There are no vesting conditions attaching to the Free Shares other than being continuously employed by a Group company on the third anniversary of the date of grant.

	Matching Shares	Free Shares
Outstanding At January 1, 2005	348,831	30,411
Granted	211,460	—
Rights Issue Adjustment	n/a	2,723
Forfeited	—	—
Cancelled or expired	41,109	7,855
Released	88,347	—
At December 31, 2005	430,835	25,279

Following the completion of the Company’s Rights Issue announced on September 28, 2005 the number of shares applicable to Free Shares was adjusted to take account of the dilution in the value of conditional shares caused by the Rights Issue. The number of shares under award was increased by 4%.

For the purposes of IFRS 2 the fair value of these Matching Shares and Free Shares is determined as the market value of the shares at the date of grant. In determining the charge to the income statement, the Company has assumed that the number of share awards that will ultimately vest is reduced by 10% per annum.

The Rights Issue had no effect on the fair value of the Free Shares.

The total expense relating to share based payments, which are all equity settled transactions, is disclosed in Note 7; Staff costs.

29             Reserves

	Share premium	Translation reserve	Fair value reserve	Retained losses
	£m	£m	£m	£m
At January 1, 2004	319.3	1.6	—	(364.3)
On issue of shares to Research Development Foundation	1.5	—	—	—
Exercise of share options	0.2	—	—	—
Exchange adjustments	—	(2.5)	—	—
Revaluation deficit transfer	—	—	(0.5)	—
Loss for the year	—	—	—	(18.6)
Share based payments charge	—	—	—	4.1
Pension actuarial losses	—	—	—	(0.1)
At December 31, 2004	321.0	(0.9)	(0.5)	(378.9)
Rights issue	25.1	—	—	—
Expenses of rights issue	(2.9)	—	—	—
Acquisition of shares in Astralis	2.3	—	—	—
Exercise of share options	0.1	—	—	—
Exchange adjustments	—	(0.3)	—	—
Impairments	—	—	0.5	—
Revaluation surplus transfer	—	—	0.2	—
Loss for the year	—	—	—	(50.9)
Share based payments charge	—	—	—	2.4
Purchase of own shares	—	—	—	(0.4)
Repayment of convertible bonds due June 2005	—	—	—	0.7
At December 31, 2005	345.6	(1.2)	0.2	(427.1)

30             Other reserves

	Merger reserve	Warrants reserve	Equity of convertible bonds	Total other reserves
	£m	£m	£m	£m
At January 1, 2004	9.0	0.4	0.7	10.1
Exchange and issue of convertible bonds due May 2024	—	—	22.3	22.3
At December 31, 2004	9.0	0.4	23.0	32.4
Issue of convertible bonds due June 2025	—	—	6.1	6.1
Repayment of convertible bonds due June 2005	—	—	(0.7)	(0.7)
At December 31, 2005	9.0	0.4	28.4	37.8

The merger reserve relates to the acquisition of Krypton Limited during 1996. The warrant reserve relates to the ‘D’, ‘E’ and ‘F’ warrants described in Note 27; Share capital. The equity element of the convertible bonds reserve relates to the convertible bonds due May 2024 and June 2025.

31             Commitments

	As at December 31, 2004	As at December 31, 2005
	£m	£m
Commitments under operating leases
Operating leases on land and buildings:
In one year or less	2.5	2.3
In two to five years	10.7	10.4
In five years or more	15.6	14.6
	28.8	27.3
Other operating leases:
In one year or less	—	0.1
	—	0.1

In addition the Group has committed to undertake certain clinical trials on behalf of its partners under development and licensing agreements.

The Group is committed to make certain payments to third parties contingent upon future events such as the approval and launch of products.

32             Contingencies

At December 31, 2005 the Company had provided guarantees on various bank borrowings of its subsidiaries as set out in Note 22; Borrowings.

In common with most business enterprises, Group companies are subject to a number of claims from third parties, the outcome of which cannot at present be determined but which are not considered to be material in the context of these financial statements. Provisions have been made in these financial statements for any liabilities which are expected to materialize from such claims.

33             Related Parties

At the end of December 1998, Ian Gowrie-Smith (through a family-owned trust) acquired a 51% interest in 10 East 63rd Street Inc., the company which owns 10 East 63rd Street, a property in New York. In December 2002 Mr. Gowrie-Smith acquired a further 49% interest. SkyePharma PLC has been in occupation of approximately half of that property since January 1997, subject to tenancy agreements based upon independent valuation. In August 2003 the Company took occupation of the entire building under an eight-year tenancy agreement, at which time the annual rent was increased from $420,000 per annum to $720,000 per annum until August 2008, and $942,500 per annum from August 2008 to August 2011. A portion of these premises is currently sub-let by the Group.

34             Principal subsidiaries

Subsidiary undertakings

Company	Country of incorporation	% held of nominal value and voting rights	Principal activities
SkyePharma Canada Inc.*	Canada	100%	Research and development
SkyePharma Production SAS*	France	100%	Manufacturing of pharmaceuticals
SkyePharma (Jersey) Limited*	Jersey	100%	Issue of bonds
Krypton Limited	Gibraltar	100%	Exploitation of intellectual property
SkyePharma AB*	Sweden	100%	Research and development
Jago Holding AG	Switzerland	100%	Holding company
Jagotec AG	Switzerland	100%	Exploitation of intellectual property
SkyePharma AG	Switzerland	100%	Research and development
SkyePharma Holding AG*	Switzerland	100%	Holding company
SkyePharma Holding Inc.*	US	100%	Holding company
SkyePharma Inc.	US	100%	Development of pharmaceuticals
SkyePharma US Inc.	US	100%	Development of pharmaceuticals and licensing

*                    Directly held by the Company.

Associates

Company	Country of incorporation	% held of nominal value and voting rights	Principal activities
Astralis Limited	US	40%	Research and development

35             Subsequent event

In May 2006 SkyePharma announced that it had entered into an agreement with Kos Pharmaceuticals Inc to jointly develop Flutiform™. Kos will have exclusive rights to market Flutiform™ in the US and a right of first negotiation in Canada. SkyePharma could receive up to $165 million in milestone payments on achievement of all regulatory and revenue targets (of which $25 million has been paid up front) together with royalties starting in the mid teens on sales by Kos.

36             Transition from accounting practices generally accepted in the UK to International Financial Reporting Standards

The Group reported under UK GAAP in its financial statements for the year ended December 31, 2004. The Group is required under the Listing Rules to report under IFRS for the year ending December 31, 2005 and present comparatives for the year ended December 31, 2004. Consequently, the Group’s date of transition to IFRS is January 1, 2004.

Set out below are reconciliations of total equity and reserves and income from UK GAAP to IFRS.

Total equity and reserves

	Notes	January 1, 2004	December 31, 2004
		£m	£m
Total equity and reserves as reported under UK GAAP		84.9	63.6
Adjustments to conform to IFRS
Revenue recognition	(a)	(19.6)	(6.7)
Sale of royalty interests to Paul Capital	(b)	(36.1)	(39.0)
Goodwill amortization	(d)	—	4.1
Convertible bonds	(e)	1.5	16.4
Fixed assets investments	(f)	—	(0.5)
Other financial instruments	(g)	0.4	(0.2)
Pensions	(h)	(1.3)	(1.2)
Total equity and reserves under IFRS		29.8	36.5

Loss for the year

	Notes	Year ended December 31, 2004
		£m
Loss for the year as reported under UK GAAP		(24.3)
Adjustments to conform to IFRS
Revenue recognition	(a)	13.1
Sale of royalty interests to Paul Capital	(b)	(1.7)
Share based payments	(c)	(2.8)
Goodwill amortization	(d)	4.1
Convertible bonds	(e)	(6.5)
Other financial instruments	(g)	(0.5)
Loss for the year under IFRS		(18.6)

Cash flow statement

The transition from UK GAAP to IFRS does not change any of the cash flows of the Group. The IFRS cash flow statement is similar to UK GAAP, but presents various cash flows in different categories and in a different order from the UK GAAP cash flow statement. All of the IFRS accounting adjustments net out within cash generated from operations, except for the inclusion of the repayment of the Paul Capital funding liabilities.

The IFRS adjustments set out in the reconciliations are explained below:

(a) Revenue recognition

Under UK GAAP SkyePharma has generally recognized up front payments immediately in full where there are no material future obligations and the payments are non-refundable, on the basis that the up front payment relates to past services. Under IFRS up front payments will generally be deferred and amortized on a systematic basis over the period of product development to filing. However, the accounting for each agreement will continue to be determined on an individual basis.

The IFRS restatement increases revenue in the year to December 31, 2004 by £13.1 million so reducing operating and retained loss by £13.1 million. This relates to up front payments that have been previously recognized in the UK GAAP financial statements in earlier years but which under IFRS would not have been recognized in full, but deferred across the period of development to filing. The restatement increases deferred income at December 31, 2004 by £6.7 million (2003: £19.6 million).

(b) Sale of royalty interests to Paul Capital

The Group entered into two transactions with Paul Capital Royalty Acquisition Fund (‘Paul Capital’) in 2000 and 2002. Under these transactions Paul Capital provided a total of $60 million in return for the sale of a portion of the potential future royalty and revenue streams on a selection of the Group’s products. Under UK GAAP the proceeds received from Paul Capital are treated as a sale and recorded as operating income and the royalties are expensed when incurred.

Under IFRS the proceeds received from Paul Capital meet the definition of a financial liability under IAS 39, and are treated as such. No operating income is recognized, royalties paid to Paul Capital are treated as repayment of the liability and in addition interest is imputed on the liability using the effective rate as at inception of the agreement. The contractual arrangement with Paul Capital is unaffected by this change in accounting and the arrangement remains a royalty agreement under which royalties are payable on revenues earned and payments received. The liability has no face amount but represents the net present value of royalties we expect to pay Paul Capital over the term of the agreement, discounted at the effective rate at inception of the agreement.

The IFRS restatement increases the loss in the year to December 31, 2004 by £1.7 million and decreases net assets at December 31, 2004 by £39.0 million (2003: £36.1 million).

(c) Share based payments

IFRS 2 requires that for share option awards to employees, the fair value of the employee services received should be measured by reference to the fair value of the share option at the grant date. This differs significantly from the treatment under UK GAAP where the charge to the profit and loss account was based on the difference between the fair value of the shares at the date of grant and the exercise price. Since SkyePharma has historically granted employee options where the share price at the date of grant equals the exercise price, there has been no charge recorded under UK GAAP.

SkyePharma has adopted full retrospective application of IFRS 2. The IFRS restatement results in an additional charge to the income statement in the year to December 31, 2004 of £2.8 million, increasing both operating and retained loss. The restatement has no impact on net assets.

(d) Goodwill amortization

Under UK GAAP goodwill has been amortized over its estimated expected useful life which the Directors determined as 20 years. Under IFRS, goodwill is considered to have an indefinite life and so is not amortized, but is subject to annual impairment testing. Therefore the annual goodwill charge made under UK GAAP will not be recorded under IFRS from January 1, 2004, the IFRS transition date. The IFRS restatement results in a reduction in the amortization charge in the year to December 31, 2004 of £4.1 million thereby reducing both operating and retained loss.

(e) Convertible bonds

Under UK GAAP the total net proceeds of the convertible bond issues in 2000 (due in 2005) and 2004 (due in 2024) were recorded as debt. Under IFRS the conversion feature of each of the bonds must be split from the debt and classified as equity. The net impact of the changes to IFRS and in particular the split of the equity component of each bond has led, at December 31, 2004, to a reduction in the carrying value of convertible debt of £16.4 million (2003: £1.5 million) and a corresponding increase in equity. While the carrying value of the convertible debt in the balance sheet is reduced, the amount of debt repayable at maturity is unchanged and consequently under IFRS the Group records higher interest charges in each year to maturity or conversion.

In the year to December 31, 2004, the impact of these factors led to an additional interest charge of £0.3million. The terms of the debt are unaffected and the physical cash payments due remain the same; as such the cost of the debt in cash terms is unaffected.

During the year to December 31, 2004 the Group exchanged £49.6 million of the convertible bonds due 2005 for bonds due 2024 in the same amount, leaving £9.8 million 2005 bonds outstanding. Under UK GAAP no gain or loss arose on the exchange. However un-amortized issue costs of £0.3 million were written off under UK GAAP as exceptional interest charge. Under IFRS the refinancing of the £49.6 million convertible is treated as an extinguishment of the original debt and the issue of new debt recorded at fair value since the discounted present value of the cash flows of the two instruments differ by more than 10% (2005 Bond replaced by a 2024 Bond). The extinguishment and debt issue costs lead to the additional charge of £6.2 million recorded in the IFRS income statement in 2004.

In total the IFRS adjustments on the convertible bonds result in an additional interest charge in the 2004 income statement of £6.5 million and an increase in net assets at December 31, 2004 by £16.4 million. Of the £6.5m additional interest charge, £0.3m relates to the IFRS accounting for convertible bonds in general and £6.2 million is an additional charge caused by the 2004 refinancing of SkyePharma’s convertible bond due 2005.

(f) Fixed assets investments

Under UK GAAP fixed asset investments are stated at the lower of cost and net realisable value. Under IFRS most of SkyePharma’s investments are classified as ‘Available-for-sale financial assets’ and as such stated at fair value with any unrealized gains or losses recorded in equity. The IFRS restatement reduces net assets at December 31, 2004 by £0.5 million (2003: £Nil) and does not effect the income statement.

(g) Other financial instruments

Under UK GAAP, periodic gains and losses on interest and foreign currency derivatives designated as hedges are not recognized until the operational transactions to which they are linked occur. No derivatives have qualified as hedges under IFRS and therefore in accordance with IAS 39 such instruments have been recognized at fair value at the balance sheet date with gains and losses being recorded in the income statement.

SkyePharma is adopting full retrospective application of IAS 32 and IAS 39 and has therefore restated its opening balance and 2004 result accordingly. This restatement has led to an additional charge in the year to December 31, 2004 of £0.5 million, increasing both operating and retained loss. As at December 31, 2004 the IFRS restatement reduces net assets by £0.2 million (2003: £0.4 million increase).

(h) Pensions

The IFRS adjustment on pensions relates to the Company’s pension schemes in Switzerland and France. In accordance with IFRS 1, the Group has fully recognized all actuarial gains and losses on its pension schemes in Switzerland and France at January 1, 2004, its transition date. Ongoing actuarial gains and losses will be recognized in the Statement of Recognized Income and Expenditure.

(i) Other

Under IFRS the Group is required to capitalize research and development costs when the criteria laid out in IAS 38 are met. The Group has reviewed its historical research and development projects and determined that no expenditure incurred to date meets the criteria for capitalization in IAS 38. However the Group will continue to review its development expenditure against the relevant criteria and will capitalize such expenditure when it is appropriate.

37             Summary of Material Differences between IFRS and U.S. GAAP

SkyePharma adopted International Financial Reporting Standards as adopted in the European Union (“IFRS”) as of January 1, 2004. SkyePharma’s consolidated financial statements, presented elsewhere in this document, have been prepared in accordance with IFRS, which differ in certain material respects from U.S. generally accepted accounting principles (“U.S. GAAP”). Application of U.S. GAAP would have affected the results of operations and balance sheets for the years ended and as of December 31, 2004 and 2005. The material differences between IFRS and U.S. GAAP as they relate to SkyePharma are discussed in further detail below.

	Notes	Year to December 31, 2004	Year to December 31, 2005
		£m	£m
Loss under IFRS		(18.6)	(50.9)
U.S. GAAP adjustments:
Business combinations
Amortization of other intangible assets	(1b)	(0.4)	(0.4)
Depreciation of property, plant and equipment	(1c)	1.0	0.6
Deferred taxes	(1d)	(0.1)	0.2
Investments in associates	(4)	(3.8)	11.1
Convertible bonds	(5)	4.6	0.3
Paul Capital funding liabilities	(6)	(5.2)	(3.1)
Share based compensation	(7)	1.8	—
Revenue recognition	(8)	—	(5.0)
Other	(9)	(0.1)	(2.0)
Net loss under U.S. GAAP		(20.8)	(49.2)
Net loss per Ordinary Share under U.S. GAAP (pence)		(3.4p )	(7.9p )

	Notes	December 31, 2004	December 31, 2005
		£m (restated)	£m
Shareholders’ funds under IFRS		36.5	31.9
U.S. GAAP adjustments:
Business combinations
Goodwill	(1a)	59.4	62.5
Other intangible assets	(1b)	4.0	4.1
Property, plant and equipment	(1c)	(7.0)	(6.2)
Deferred taxes	(1d)	(1.6)	(1.5)
Contingent consideration recorded within shareholders’ funds	(1e)	22.6	22.6
Shares issued relating to contingent consideration	(2)	(11.3)	(11.3)
Deferred shares to be issued	(3)	(11.3)	(11.3)
Investments in associates	(4)	(11.1)	—
Convertible bonds	(5)	(18.3)	(24.1)
Paul Capital funding liabilities	(6)	(4.3)	(10.3)
Revenue recognition	(8)	—	(5.0)
Other	(9)	1.3	(1.4)
Shareholders’ funds under U.S. GAAP		58.9	50.0

Description of U.S. GAAP Adjustments

(1) Business combinations

SkyePharma had entered into business combinations prior to the January 1, 2004 date of adoption of IFRS. Under IFRS, these business combinations have not been restated to conform with the requirements of IFRS 3; Business Combinations, as permitted by the exemption provided by IFRS 1, which SkyePharma elected to apply. As a result, such transactions under IFRS differ from U.S. GAAP.

Differences between IFRS and amounts recorded for U.S. GAAP as a result of the exemption provided by IFRS 1 are as follows:

(a)          Goodwill

On IFRS transition goodwill has been fixed at its historic carrying value in accordance with IFRS 1 and certain balances remain recorded in shareholders’ funds. Prior to the adoption of IFRS, SkyePharma amortized the goodwill recorded within non-current assets over a suitable period, not normally exceeding 20 years. However, the goodwill recorded in shareholders’ funds was not amortized.

Under U.S. GAAP goodwill is not amortized, but tested annually for impairment. No goodwill impairments have been recognized under IFRS or U.S. GAAP for the years ended December 31, 2004 and 2005.

Amounts previously reported for our consolidated shareholders’ funds in accordance with U.S. GAAP differ from those amounts shown for the fiscal years ended December 31, 2004 as presented in this Annual Report. Prior to the introduction of IFRS, under UK GAAP, in a purchase business combination amounts recorded in excess of assets acquired and liabilities assumed were recorded as goodwill in the accounts of the acquiring entity. Upon consolidation of the newly acquired subsidiary there was no need to translate the goodwill from the subsidiary currency to the reporting entity currency. Under U.S. GAAP this goodwill is recorded as an asset acquired in the purchased entity and the goodwill is recorded in the newly acquired entity. Upon consolidation of the acquired entity all assets and liabilities of the subsidiary, including the goodwill amounts, are required to be translated at the balance sheet date. In prior years we had made no adjustment for this difference in accounting treatment between UK and U.S. GAAP in our U.S. GAAP reconciliation. Consequently, we have restated our net assets and shareholders’ funds under U.S. GAAP at December 31, 2004 to reflect the impact of the adjustments made to our goodwill. As a result, our restated U.S. GAAP shareholders’ funds reflect a decrease in net assets of £25.8 million in 2004 (from £84.7 million to £58.9 million).

(b)         Other intangible assets

Prior to the adoption of IFRS, no intangible assets had been separately identified and recognized as a result of purchase accounting. This is because the intangible assets were considered to be an integral part of the business acquired and were included within goodwill and eliminated against shareholders’ funds.

Under U.S. GAAP the purchase consideration was allocated to identifiable intangible assets, including any resulting from research and development. Identifiable intangible assets are reflected as assets and amortized over their estimated revenue earning life.

(c)          Property, plant and equipment

Prior to the adoption of IFRS, where the aggregate of the fair values of the net assets acquired exceeded the cost of the acquired net assets resulting in goodwill, such excess was credited directly to reserves. Negative goodwill arising on the acquisition of Jago Production SAS has been accounted for according to this policy.

Under U.S. GAAP such excess is eliminated by proportionately reducing the value of the non-current assets acquired.

(d)         Deferred taxes

Prior to the adoption of IFRS, no deferred taxation was recorded on business combinations.

Under U.S. GAAP deferred taxation associated with certain purchase accounting differences was recorded.

(e)          Contingent consideration recorded within shareholders’ funds

Prior to the adoption of IFRS, the contingent consideration issued in connection with Jago was estimated and recognized within shareholders’ funds as deferred shares. The shares were recorded using the market price at the date of issuance of the deferred shares. The contingent consideration is described in Note 27; Share capital.

Under U.S. GAAP contingent consideration is only recognized when determinable beyond reasonable doubt. As a result the contingent consideration was not recognized on the date of acquisition.

(2) Shares issued relating to contingent consideration

Prior to the adoption of IFRS, the deferred ‘A’ shares were automatically converted into Ordinary Shares as described in Note 27; Share capital.

Under U.S. GAAP these shares were recorded within shareholders’ funds at the market price at the date of conversion.

(3) Deferred shares to be issued

Prior to the adoption of IFRS, the deferred ‘B’ shares were recognized within shareholders’ funds using the market price at their date of issuance as described in Note 27; Share capital.

Under U.S. GAAP contingent consideration is recognized only when determinable beyond reasonable doubt. As a result, the contingent consideration has not been recognized and the deferred shares have been reversed out of shareholders’ funds. The conditions have not been met and the deferred ‘B’ shares have been transferred to the Company Secretary for no consideration for him to hold as custodian.

(4) Investments in associates

Under IFRS the Company has accounted for its investment in Astralis as an associated undertaking from December 2004, when it gained significant influence.

Under U.S. GAAP the ability to exercise significant influence resulted in a change in classification from an available for sale investment to an equity method investment under APB 18; Equity method of accounting for investments in common stock. On initial application of the equity method the Group retroactively restated the investment, results of operations and retained earnings in a manner consistent with the accounting for a ‘step’ acquisition of a subsidiary which is different to the treatment under IFRS. This constituted a change in accounting principle. In consideration of this change in status, the investment in Astralis has been adjusted for increases in ownership interest according to the accounting for a ‘step’ acquisition and reduced to recognize the Group’s share of the losses of Astralis after the date of initial acquisition.

(5) Convertible bonds

Under IFRS the conversion feature of each convertible bond is split from the debt and classified as equity.

Under U.S. GAAP the convertible bonds do not contain a beneficial conversion feature as specified in EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios and therefore each convertible bond has not been split between debt and equity. Consequently the carrying value of the convertible bonds is higher and the interest charges are lower than under IFRS.

(6) Paul Capital funding liabilities

Under IFRS the estimated payments to Paul Capital are discounted using each contract’s original effective interest rate. Any change in the estimated future payments to Paul Capital is recognized immediately as an income or expense in the income statement.

Under U.S. GAAP the proceeds received from Paul Capital are treated as a floating rate financial liability. Any change in the estimated future payments to Paul Capital is effectively spread forward and reflected in a reduced implicit interest cost in future years. Consequently the carrying value of the Paul Capital funding liabilities and finance costs are higher than under IFRS.

(7) Share based compensation

The Group’s accounting for share based payments under IFRS is disclosed in Note 1; Accounting policies.

Under U.S. GAAP SkyePharma adopted the Modified Prospective Application transition method of SFAS 123R; Share Based Payment (revised 2004) (“SFAS 123R”), as of January 1, 2005, having previously applied APB 25; Accounting for Stock Issued to Employees. There were no material differences between IFRS and U.S. GAAP for the year ended and as of December 31, 2005.

(8) Revenue recognition

Under IFRS the Company accounts for revenues in accordance with IAS 18 and allocates revenue to the separate elements of each contract after consideration of the fair values and commercial substance of the contracts. The basis of such allocation differs from the allocation made under U.S. GAAP which, following the more prescriptive guidance in EITF 01-9; Accounting for Consideration Given by a Vendor

to a Customer, EITF 00-21; Accounting for Revenue Arrangements with Multiple Deliverables and SAB 104; Revenue recognition, for determining the deliverable elements, the fair values of these deliverables and the allocation of consideration received.

Under U.S. GAAP, the Company has accounted for contingent marketing contributions as a reduction of up-front consideration received in determining the revenue to be recognized. If the contingent marketing contributions do not reach the contractually agreed reimbursements, the difference would be recognized as revenue at the time further marketing contributions are no longer required. Under IFRS, marketing contributions are expensed as incurred, in line with the timing of the resulting expected product sales. Furthermore, under EITF 00-21, pre-launch samples are considered a separate unit of accounting to which revenue is allocated, with such allocated revenue recognized as samples are delivered. Under IFRS, the samples are accounted for as a marketing contribution and expensed upon delivery.

(9) Other

Other differences relate to the treatment of purchases of intellectual property and retirement benefit obligations.

(10) U.S. GAAP developments

Recent developments in U.S. financial reporting standards are outlined below:

SFAS 154; Accounting changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS 3.

In June 2005, the Financial Accounting Standards Board issued SFAS 154; Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS 3 (SFAS 154). This statement replaces Opinion 20 and FAS 3, and changes the requirements for the accounting for, and reporting of, a change in accounting principle. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS 154 is effective for SkyePharma for the period beginning January 1, 2006. SkyePharma is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

FSP No. FAS 115-1 and FSP FAS 124-1; The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.

In November 2005, the Financial Accounting Standards Board issued this FASB Staff Position (FSP) which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. FSP FAS 115-1 is effective for SkyePharma for the period beginning January 1, 2006. SkyePharma is currently reviewing this issue to measure the potential impact on the consolidated results of operations, financial position, and cash flows.

Other recent accounting pronouncements issued by the FASB (including the Emerging Issues Task Force), the AICPA, and the SEC are not believed by management to have a material impact on SkyePharma’s present or future consolidated financial statements.

INDEX OF EXHIBITS FILED WITH THE 2004 20-F

Item 19: Exhibits

1.1	Memorandum and Articles of Association of SkyePharma PLC
	1.1.1	Memorandum of Association of SkyePharma PLC**
	1.1.2	Articles of Association of SkyePharma PLC, as amended on May 30, 2002***
4.1	Solaraze® Agreements with Bioglan
	4.1.1	Licensing and manufacturing agreement for Europe dated March 13, 2000 between JagoTech AG and Bioglan Pharma PLC**+
	4.1.2	Addendum agreement for the U.S. dated December 28, 2000 between JagoTech AG and Bioglan Pharma PLC**+
4.2	Directors and Officers Service Contracts
	4.2.1	Contract of employment between the Company and Donald Nicholson dated February 28, 1996**
	4.2.2	Contract of employment between the Company and Frank Condella dated February 27, 2006
	4.2.3	Contract of employment between the Company and Dr. Kenneth Cunningham dated March 1, 2006
	4.2.4	Letter of appointment between the Company and Dr. Argeris (Jerry) Karabelas dated February 2, 2006
	4.2.5	Proforma letter of appointment in respect of the appointment of Non-Executive Directors******
4.3	Share Purchase Plans
	4.3.1	The SkyePharma PLC Deferred Share Bonus Plan***
4.4	Amendments to the 1996 Acquisition Agreement, dated April 7, 2000 and May 11, 2000, between Dr Jacques Gonella and SkyePharma PLC*
4.5	Development and Marketing Strategic Alliance Agreement among Endo Pharmaceuticals Inc., SkyePharma Inc. and SkyePharma Canada Inc. dated as of December 31, 2002 ****+

4.6	License Agreement, dated March 20, 1998, between SmithKline Beecham plc (now part of GlaxoSmithKline plc), Jagotec AG and Jago Pharma AG*****+
8.1	List of SkyePharma PLC’s subsidiaries (See “Item 4: Information on the Company — Business Operations — Organizational Structure”)
12.1	Certification of Michael Ashton filed pursuant to 17 CFR 240.13(a) — 14(a)
12.2	Certification of Donald Nicholson filed pursuant to 17 CFR 240.13(a) — 14(a)
13.1	Certification of Michael Ashton filed pursuant to 17 CFR 240.13(a) — 14(b) and 18 U.S. C/1350(a) and (b)
13.2	Certification of Donald Nicholson filed pursuant to 17 CFR 240.13(a) — 14(b) and 18 U.S. C/1350(a) and (b)
15.1	Consent of Independent Registered Public Accounting Firm

*	Incorporated by reference to the Company’s Annual Report on Form 20-F for the financial year ended December 31, 1999 (Commission File No. 0-29860)
**	Incorporated by reference to the Company’s Annual Report on Form 20-F for the financial year ended December 31, 2000 (Commission File No. 0-29860)
***	Incorporated by reference to the Company’s Annual Report on Form 20-F for the financial year ended December 31, 2001 (Commision File No. 0-29860)
****	Incorporated by reference to the Company’s Annual Report on Form 20-F for the financial year ended December 31, 2002 (Commision File No. 0-29860)
*****	Incorporated by reference to the Company’s Annual Report on Form 20-F for the financial year ended December 31, 2003 (Commision File No. 0-29860)
******	Incorporated by reference to the Company’s Annual Report on Form 20-F for the financial year ended December 31, 2004 (Commision File No. 0-29860)
+

Confidential treatment has been granted for portions of this document. The information omitted pursuant to such confidential treatment order has been filed separately with the SEC in accordance with Rule 24b-2 under the Securities Exchange Act of 1934, as amended (“Rule 24b-2”)